UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13a-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MAY 2003


                             TELECOM ITALIA S.p.A.
                (Translation of registrant's name into English)

                               CORSO D'ITALIA 41
                               ROME, ITALY 00198
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       FORM 20-F [X]       FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             YES [ ]       NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.

Financial statements included in the document, if any, were prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.

You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.



--------------------------------------------------------------------------------

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The documents included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom Italia Group focused on Latin America and on its foreign investments and capital expenditures;

-    the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

-    the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004 Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

-    Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

- the amount and timing of any future impairment charges for Telecom Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its projected results.

                                                                        ITEM I

[Graphic Appears Here]
olivetti [logo]                                            TELECOM ITALIA [logo]


                              Information Document
                         pursuant to Article 70(4) of
                   Consob Regulation 11971/1999, as amended,
                                  concerning

                          THE MERGER BY INCORPORATION

                                       OF

                             TELECOM ITALIA S.p.A.

                                      INTO

                                OLIVETTI S.p.A.

                        [PAGE INTENTIONALLY LEFT BLANK]

Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation, by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility.

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange Act of 1934 (the "Securities Exchange Act").

The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States and will not be capable of acceptance, directly or indirectly, in or from the United States or by the use of the mails of, or by any means or instrumentality (including, without limitation, by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States.

Olivetti will be considered a successor registrant with respect to the registration of Telecom Italia's ordinary and savings shares under the Securities Exchange Act and will consequently be subject to the requirements applicable to a reporting foreign private issuer under the Securities Exchange Act.

Application will be made to the New York Stock Exchange for the ordinary and savings shares of Olivetti to be listed in the form of American Depositary Recipts (ADRs) from the date the Merger becomes effective.

                                     * * *

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, were prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases

                             3 |  Information Document

Introduction

This information document ("Information Document") has been prepared and published jointly by Olivetti S.p.A. ("Olivetti", which, once the merger that is the subject of this | Information Document becomes effective, is also referred to as the "Company Resulting from the Merger") and Telecom Italia S.p.A. ("Telecom Italia") in accordance with Article 70(4) of Consob Regulation 11971/1999 as amended (the "Consob Regulation") in connection with the merger of Telecom Italia into Olivetti (the "Merger") to provide shareholders and the market with adequate and detailed information on the merger between Olivetti and Telecom Italia.

The Merger, approved by the Boards of Directors of Olivetti and Telecom Italia on 15 April 2003, comprises the merger of Telecom Italia, a subsidiary of Olivetti, into Olivetti pursuant to Article 2501 et seq. of the Civil Code. Since the Merger involves companies with financial instruments listed on an Italian regulated market, it is also subject to Legislative Decree 58/1998 (the "Consolidated Law") and the Consob Regulation.

Overview of the Merger

From the legal standpoint, the Merger will lead to the Company Resulting from the Merger being the universal successor to Telecom Italia, so that, from the date on which the merger becomes effective, the Company Resulting from the Merger will assume all the assets and liabilities, rights and obligations of Telecom Italia, thus including, but not limited to, the title to all the related tangible and intangible fixed assets, receivables and payables accrued and accruing, and, more generally, the entirety of Telecom Italia without any exclusions or limitations whatsoever.

For the purposes of the Merger reference has been made, pursuant to Article 2501-ter of the Civil Code, to the balance sheets in the draft financial statements of Olivetti and Telecom Italia for the year ended 31 December 2002.

The Boards of Directors of Olivetti and Telecom Italia, assisted by their respective financial advisors -- JP Morgan Chase Bank ("JP Morgan") for Olivetti; Lazard & Co. S.r.l. ("Lazard") and Goldman Sachs SIM S.p.A. ("Goldman Sachs") for Telecom Italia -- and in view of the outcome of the discussions concerning the determination of the exchange ratio have established, taking into account the analyses of their respective advisors, the exchange ratio at 7 Olivetti ordinary (savings) shares with a par value of Euro 1 each for every Telecom Italia ordinary (savings) share with a par value of Euro 0.55 each. The manner of determining the exchange ratio is described in Section 2.1.

Since the Merger will involve the merger into Olivetti of a subsidiary, it will result in the cancellation of Olivetti's interest in Telecom Italia when the merger becomes effective and the assignment to the holders of Telecom Italia ordinary and savings shares other than Olivetti of ordinary and savings shares issued by the Company Resulting from the Merger and the assignment to the holders of Olivetti shares of ordinary shares newly issued by the Company Resulting from the Merger on the basis of assignment ratios determined at the time of the signing of the merger instrument and corresponding to the exchange ratio. For the most part the assignment will be carried out by redistributing the share capital of the Company Resulting from the Merger and having recourse to the issue of new shares only insofar as this is necessary to keep the share capital of the Company Resulting from the Merger at the level of Olivetti's share capital as attested on 15 April 2003.

For more details, see Section 2.1.2(c).

                             4 |  Information Document

In order to give effect to the exchange ratio for Telecom Italia savings shares, provision has been made for the Company Resulting from the Merger to issue savings shares to be assigned to the holders of Telecom Italia savings shares. Application will be made to Borsa Italiana S.p.A. ("Borsa Italiana") for these new savings shares to be listed on its electronic share market ("MTA"). The effectiveness of the Merger will be subject to such listing.

The Merger will be submitted for approval by the shareholders' meetings of Olivetti and Telecom Italia called respectively on 24, 25 and 26 May 2003 and 24 and 25 May 2003. It is the intention of the companies participating in the Merger to complete it as soon as possible, and specifically to render the Merger effective in the first half of August 2003.

The Company Resulting from the Merger will adopt new bylaws that will be almost the same as those of Telecom Italia, especially as regards the rules of corporate governance -- so that minority shareholders will enjoy basically the same protection as that provided by Telecom Italia's bylaws -- and the corporate purpose. In particular, the change in Olivetti's corporate purpose will result in Olivetti shareholders who are absent from the meeting or vote against the resolution approving such change having the right to withdraw from the company in accordance with Article 2437 of the Civil Code.

For a description of the bylaw changes in consequence of the Merger, see
Section 2.1.2(f).

In order to meet the needs deriving from the settlement of possible withdrawals, Olivetti will draw on lines of credit provided by a group of banks amounting to Euro 9,000,000,000.

At the end of the Merger the ordinary shares of the Company Resulting from the Merger will continue to be listed on MTA. Nor will the Merger affect the listing of the Olivetti ordinary shares on the Frankfurt Stock Exchange; it is not intended to apply for the savings shares issued by the Company Resulting from the Merger to be listed on that exchange. Application will be made to the New York Stock Exchange for the ordinary and savings shares to be listed in the form of American Depositary Receipts (ADRs) from the date the Merger becomes effective, thus maintaining the existing situation with regard to Telecom Italia's ordinary and savings shares. As mentioned earlier, application will also be made for the savings shares to be listed on MTA.

The Tender Offer

As part of the Merger and before its completion, provision has been made for Olivetti to make a voluntary partial tender offer (the "Tender Offer") for Telecom Italia ordinary and savings shares. In addition to having an investment rationale, the Tender Offer is also intended to provide a way for Telecom Italia shareholders who do not wish to keep their holding in the Company Resulting from the Merger to liquidate part of it, in a similar way to the possibility Olivetti shareholders will have to exercise their de jure right of withdrawal. The Tender Offer will be made only at the end of the period allowed for Olivetti shareholders to exercise their right of withdrawal following the approval of the merger plan and the adoption of the new bylaws with the amended corporate purpose and no minimum threshold will be set for acceptances. The entire amount of the Euro 9,000,000,000 credit not used to finance Olivetti shareholders' exercise of their right of withdrawal will be allocated to the Tender Offer. See also Section 2.1.

This Information Document is available to the public at Olivetti's registered office at 77 Via Jervis, Ivrea, at Telecom Italia's registered office at 2 Piazza degli Affari, Milan, and its headquarters at 41 Corso d'Italia, Rome, and at Borsa Italiana's registered office at 6 Piazza degli Affari, Milan. It has also been posted on the websites of Olivetti and Telecom Italia, at respectively www.olivetti.it and www.telecomitalia.it.

                             5 |  Information Document

Summary of data and indicators per share for Oivetti and Telecom Italia for the 2002 fiscal year (on a consolidated basis)

                                                 Telecom Italia                      Olivetti
                                                     Group                             Group
                                                 ----------------     ----------------------------------------
                                                 2002 fiscal year     2002 fiscal year        2002 fiscal year
(in millions of euros)                             (historical)         (historical)           (pro forma) (o)
----------------------------------------------   ----------------     ----------------         ---------------
Income statement data
Sales and service revenues                               30,400               31,408                    31,408
Gross operating profit                                   13,964               14,023                    14,023
Operating income                                          7,381                6,016                     5,853
Net income (loss), before minority interest                 297                 (306)                   (1,892)
Net income (loss)                                          (322)                (773)                   (2,511)
----------------------------------------------     ------------         ------------           ---------------
(in millions of euros)
----------------------------------------------     ------------         ------------           ---------------
Balance sheet and financial data
Invested capital, net                                    30,941               54,022                    61,546
Shareholders' equity (1):                                12,823               20,623                    17,970
of which:
   Parent Company interest                                9,049               11,639                    14,236
   Minority interest (1)                                  3,774                8,984                     3,734
Net financial debt                                       18,118               33,399                    43,576
Cash flow (2)                                             6,174                6,963                     5,540
----------------------------------------------     ------------         ------------           ---------------
(in euros)
----------------------------------------------     ------------         ------------           ---------------
Per-share indicators (*)
Net income (loss) on ordinary operations,
  after minority interest per share(3):
   Ordinary                                              0.1709              (0.1458) (4)              (0.0653)
                                                                             (0.0802) (5)
   Savings                                               0.1819                                        (0.0543)
Net income (loss), after minority interest
   per share
   Ordinary                                             (0.0474)             (0.0896) (4)              (0.1614)
                                                                             (0.0493) (5)
   Savings                                              (0.0364)                                       (0.1504)
Cash flow per share                                      0.8498               0.8068  (4)               0.3469
                                                                              0.4437  (5)
Shareholders' equity, after minority
interest per share                                       1.2455               1.3485  (4)               0.8914
                                                                              0.7417  (5)
----------------------------------------------     ------------         ------------           ---------------
(*) Number of shares considered:
     Ordinary                                     5,257,628,131        8,630,811,002  (4)        9,923,320,999
                                                                      15,692,383,640  (5)
     net of treasury stock (ordinary shares)          5,280,500          214,628,828  (4)           112,108,258
                                                                         390,234,232  (5)
     Savings                                      2,007,475,025                                  6,047,366,234
     net of treasury stock (savings shares)          45,647,000
----------------------------------------------     ------------         ------------           ---------------

1. Net of "Receivables from shareholders for capital contributions", equal to Euro 4 million.

2. Net income (loss) before minority interest plus depreciation and amortization.

3. Net income (loss) on ordinary operations, after minority interest, calculated on the basis of the result for ordinary operations net of the related taxes with reference to the number of ordinary and savings shares outstanding at the end of the year. In making the calculation for the Telecom Italia Group and the Olivetti Group (pro forma column), account was taken of the bylaw requiring the dividend per share for savings shares to be higher than that for ordinary shares by 2% of the share's par value (Euro 0.0110).

4.   Historical number of shares.

5. Pro forma number of shares taking account of the change in the par value from Euro 1.00 to Euro 0.55.

(o)  The assumptions made in preparing the pro forma column are described in
     Section 5.


                             6 |  Information Document

Contents
INTRODUCTION                                                                                                    4
 1. RISK FACTORS                                                                                                9
 2. INFORMATION REGARDING THE MERGER                                                                           15
     2.1 Summary description of the procedures and time limits for the Merger                                  15
          2.1.1 Description of the companies involved in the Merger                                            21
          2.1.2 The Merger                                                                                     30
          2.1.3 Forecasts of the composition of major shareholders and of the control structure
                of the Absorbing Company following the Merger                                                  43
          2.1.4 Effects of the Merger on shareholders' agreements falling within the scope of
                Article 122 of the Consolidated Law involving the shares of the companies
                participating in the Merger                                                                    45
     2.2 Aims of the Merger                                                                                    45
          2.2.1 Aims of the Merger with special reference to operating objectives                              47
          2.2.2 Plans drawn up by the companies participating in the Merger with special reference
                to the outlook for operations and to restructurings and/or reorganizations                     47
     2.3 Documents made available to the public and the places in which they can be consulted                  48
 3. SIGNIFICANT EFFECTS OF THE MERGER                                                                          49
     3.1 Significant effects of the Merger on the key factors that influence and characterize the
         activity of the companies participating in the Merger and the type of business engaged in             49
     3.2 Implications of the Merger for the strategies concerning business and financial dealings
         between Group companies or the centralized supply of services                                         42
 4. ECONOMIC AND FINANCIAL PERFORMANCE OF THE TELECOM ITALIA GROUP                                             51
     4.1 Comparison of the reclassified consolidated income statements and balance sheets of the
         Telecom Italia Group for 2002 and 2001 and accompanying notes                                         51
          4.1.1 Reclassified Telecom Italia Group income statements for 2002 and 2001 and
                accompanying notes                                                                             51
          4.1.2 Reclassified consolidated balance sheets of the Telecom Italia Group at 31 December
                2002 and 2001 and accompanying notes                                                           58
          4.1.3 Telecom Italia Group consolidated statements of cash flows in 2002 and 2001 and
                net financial position at 31 December 2002 and 2001                                            62
     4.2 The external auditor's report on the consolidated financial statements for 2001 and 2002              63

                            7 | Information Document

5 . PRO FORMA INCOME STATEMENTS AND BALANCE SHEETS OF THE ABSORBING COMPANY                                    65
      5.1  Pro forma consolidated balance sheets and income statements for the year ended 31.12.2002           66
              5.1.1 Description of the pro forma adjustments to the historical amounts for 2001 and 2002       70
              5.1.2 Assumptions made for the preparation of the pro forma data                                 71
              5.1.3 Main effects on the income statements and balance sheets of changing the
                    assumptions made in preparing the pro forma data                                           72
      5.2  Historical and pro forma amounts and per-share indicators                                           73
      5.3  Report of the auditing firm on the pro forma income statement, balance sheet and financial
           data                                                                                                74
              5.3.1.Description of the pro-forma adjustments to the historical company amounts at
                    31 December 2002 and for the year ended 31 December 2002                                   78
              5.3.2.Main effects on the income statements and balance sheets of changing the
                    percentage of withdrawals assumed in preparing the pro-forma data                          78
      5.4. Report of the auditing firm on its examination on the pro-forma figures                             79
6 . OUTLOOK FOR THE ABSORBING COMPANY AND FOR THE GROUP IT HEADS                                               81
      6.1  General indications regarding business since the close of the 2002 fiscal year                      81
      6.2  Information permitting a reasonable forecast of the results for the current year                    81
ANNEXES                                                                                                        83

                             8 |  Information Document

1. Risk factors

The principal factors of risk or significant uncertainty regarding the Merger covered by this Information Document and the activity of the Company Resulting from the Merger are indicated below.

Activity of the Company Resulting from the Merger

From the date on which the Merger becomes effective and as a consequence thereof, the Company Resulting from the Merger will assume the rights and obligations of Telecom Italia, continuing the latter's activity. In particular, the Company Resulting from the Merger will succeed to Telecom Italia in all the concessions, licences and administrative authorizations granted thereto, in the ways established by the law in force, obtaining the assent of the competent authorities where required. The activity of the Company Resulting from the Merger will coincide substantially with that previously performed by Telecom Italia and the Company Resulting from the Merger will adopt the same corporate purpose as Telecom Italia. The bylaws of the Company Resulting from the Merger will be amended to incorporate Telecom Italia's current bylaws; among other things, these permit the provision of telecommunications services and require that the principal activity not be that of a holding company, which up to now, by contrast, has been the principal activity of Olivetti. In addition to these changes, there will be a substantial change in the risk profile associated with investment in Olivetti since, as a consequence of the Merger, the Company Resulting from the Merger will no longer have the characteristics established by the Ministry of the Treasury in implementing Article 113 of Legislative Decree 385/1993 to define the concept of "engaging as the principal activity, without dealings with the public, in the acquisition of equity interests".

As a consequence of the change of corporate purpose the Olivetti shareholders who vote against the merger resolution and those who are absent from the meeting may exercise the right of withdrawal under Article 2437 of the Civil Code. In this regard, see Section 2.1.2(d).

Development of the strategic guidelines

This Information Document contains some operating objectives for the Company Resulting from the Merger, agreed by the companies participating in the Merger and basically coinciding with those of Telecom Italia approved by its Board of Directors on 13 February 2003.

The above-mentioned objectives confirm the guidelines and objectives of the Telecom Italia Group's business plan for the three years 2002-2004 ("Business Plan").

The Business Plan's main guidelines concerning industrial restructuring are:
(i) enhancing the position of leadership in the domestic market in the core business of fixed and mobile telephony; (ii) upgrading the portfolio of products and services; (iii) a new focus on international activities; and (iv) improvement of operating efficiency, with a stringent cost control policy.

Operations in 2002 confirmed the ability of the Telecom Italia Group to pursue these goals. In particular, the efficiency objectives envisaged for the period 2002-2004 have already been partly achieved and the plan of disposals carried out so far has had a positive impact on the level of debt.

Action to strengthen the Telecom Italia Group's ability to innovate, launch high value-added services and supply innovative core business services rapidly in all the countries in which it operates is continuing in the current year and will be continued in the coming years.

The achievement of the objectives of the Company Resulting from the Merger could be influenced by the following factors:

                             9 |  Information Document

o    the ability of the Company Resulting from the Merger to manage costs;

o the ability of the Company Resulting from the Merger to attract and retain highly qualified personnel;

o the ability of the Company Resulting from the Merger to dispose of non-core assets;

o the ability of the Company Resulting from the Merger to provide telecommunications services following alliances concluded with partners such as other operators or information technology providers;

o the general economic conditions of the principal markets in which the Company Resulting from the Merger does business;

o    the effects of interest rate and exchange rate fluctuations;

o the entry of new competitors in the completely liberalized telecommunications market and their impact on the Company Resulting from the Merger's market share of domestic and international traffic.

Furthermore, the achievement of the objectives may also be subject to factors beyond the control of the Company Resulting from the Merger, including economic and market developments. Nor is there any guarantee that the Company Resulting from the Merger will actually achieve the objectives identified by management in the ways and according to the timetable envisaged.

Debt

The Merger described in this Information Document will cause the debt of the Company Resulting from the Merger to be greater than the present total debt of Olivetti and Telecom Italia, since this will be temporarily increased by the transactions related to the Merger (withdrawals and the Tender Offer). It is the opinion of Olivetti and Telecom Italia that the level of debt in question is consistent and compatible with the range of activities of the Company Resulting from the Merger and with the prospective cash flows deriving from the implementation of the strategic guidelines, and that the Merger permits the Company Resulting from the Merger to benefit from the positive effects of unified debt management, including the lengthening of maturities and optimal correlation with corporate requirements (on this point, see also Section 2.2).

Debt is projected to decrease over a span of between 18 and 24 months from the effectiveness of the Merger, partly by using the proceeds of the sale of other non-strategic assets for this purpose. However, there is no guarantee that factors now unforeseeable, including, but not limited to, the deterioration of the general situation of the economy, will not significantly affect the reduction of debt on the part of the Company Resulting from the Merger.

Sale of non-strategic assets

The continuation, completion, full or partial non-implementation or delayed execution of the programme of disposals of equity interests in companies that operate in sectors considered non-strategic could cause results to diverge from the objectives set. Furthermore, in the case of non-disposal or delayed disposal of such assets, the assets and liabilities, financial position and profits and losses of the companies earmarked for sale could have negative effects on the profitability, assets and liabilities and financial position of the Company Resulting from the Merger.

                            10 |  Information Document

Investments in Europe and Latin America

In the past few years Telecom Italia has pursued a programme of strategic acquisitions in Latin America and in Europe, with the aim of establishing a more competitive position and balancing the diminution of its domestic market share. Recently, Telecom Italia has re-examined this strategy and sought to cut back its investments in non-strategic areas. Various factors, including, but not limited to, current market conditions and the general situation of the economy, could give rise to difficulties in the implementation of this plan by the Company Resulting from the Merger.

Changes in the legislative, regulatory and tariff framework - Effects of the liberalization of the telecommunications sector

The activities currently performed by Telecom Italia, which at the end of the Merger will be undertaken by the Company Resulting from the Merger, and by TIM, a subsidiary of Telecom Italia, are performed in the context of the legislative and regulatory framework in force in the European Union and Italy. The regulation of the telecommunications sector is subject to continuous evolution, on the basis of technological innovation and market developments. Consequently, changes in legislation, government policy or the interpretation of the current rules regarding operators and the telecommunications market could have a significant influence on the operations of the Company Resulting from the Merger and TIM. The Italian telecommunications sector has now been fully liberalized for more than five years (since 1 January 1998). Consequently, Telecom Italia has been faced with open competition in some sectors (for example, supply of some telecommunications services) since 1990 and has accordingly changed its own market approach to take account of the activities of competitors that have gradually extended their services to sectors in which Telecom Italia once had exclusive rights (before 1 January 1998 Telecom Italia had the exclusive right to provide public fixed telephony services and operate telecommunications networks supplying such services.) The entry of new operators following the liberalization of the sector has affected revenues from the supply of fixed telephony services and could affect future revenues therefrom for the Company Resulting from the Merger.

It should be noted that the current legislative framework, consisting of Presidential Decree 318/1997, Law 249/1997 and the related implementing measures, may shortly undergo a wholesale revision in connection with the transposition into Italian law of the Community directives referred to in the so-called "99 Review" aimed at creating a new regulatory framework for the electronic networks and communications sector based on the transposition into Italian law of a number of EU directives adopted in 2002 (the Framework Directive, the Access Directive, the Authorizations Directive, the Universal Service Directive and the Directive on Privacy and Electronic Communications) and set to come into force on 25 July 2003. The new framework is intended to bring harmonized regulation throughout the European Union, reduce entry barriers where they exist and foster competition to the benefit of consumers.

Effects of consolidation and globalization of the telecommunications industry on competitive positioning

The consolidation and globalization of the telecommunications industry in Europe and elsewhere may lead to a further increase in competition in the Italian market. Consolidation is increasing rapidly and competition is expected to rise at all levels in the future. The use of the single European currency could further intensify competition by facilitating international operators' entry into the Italian market and

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direct competition with the Company Resulting from the Merger and with TIM in fixed and mobile telephony and in the local and long-distance markets.

Technological evolution and development of services in the telecommunications sector

The telecommunications industry is subject to rapid, significant changes in both technology and services. The Company Resulting from the Merger and its subsidiaries will have to contend with heightened competition arising from the technologies and services that may be introduced in the future. The telephone networks of the Company Resulting from the Merger and TIM will require an adequate capacity to adapt to meet both customer demand and continual technological change. They will also have to permit the provision of innovative services and/or traditional services using new technologies.

In order to face a possible reduction in revenues as a result of greater competition and the steady reduction in tariffs, the plan is for the group headed by the Company Resulting from the Merger to introduce new value-added services in both fixed and mobile telecommunications, so as to augment its own networks' traffic and develop new business opportunities. The success of these initiatives may depend on factors beyond the control of the Company Resulting from the Merger, and the revenues of the Company Resulting from the Merger could be affected by the failure of alternative services to develop in the fixed and mobile telecommunications mobile sector.

Golden Share

As regards the clauses of Telecom Italia's bylaws concerning the special powers attributed to the Minister for the Economy and Finance (the so-called Golden Share), the Minister for the Economy and Finance has informed Telecom Italia that he considered the conditions did not exist for exercising his veto right in the event of the adoption by Telecom Italia's shareholders' meeting of the resolution approving the Merger. As for the amendments to the bylaws connected with the Merger, the Minister for the Economy and Finance has informed Telecom Italia that he considered it necessary to maintain in the bylaws of the Company Resulting from the Merger the power of assenting to the acquisition of major shareholdings in the company's capital and the power of veto as set out in the current bylaws of Telecom Italia, but that he considered it was not necessary to maintain in such bylaws the power attributed to the Minister for the Economy and Finance in the current Telecom Italia bylaws of assenting to significant shareholders' agreements and that of appointing a member of the Board of Directors and a member of the Board of Auditors. The Minister for the Economy and Finance has indicated that the findings referred to above were issued in agreement with the Minister for Productive Activities.

Pending the formalization of the measure best suited to the findings and any opinion the competent Community authorities might express on the matter, the Minister for the Economy and Finance requested that the bylaws to be submitted to the shareholders' meetings of the companies participating in the Merger conform with the indications provided.

Accordingly, the extraordinary shareholders' meetings of Olivetti and Telecom Italia called to approve the Merger are invited to approve a clause in the bylaws of the Company Resulting from the Merger providing for the special powers referred to in Telecom Italia's current bylaws in accordance with the findings of the Minister for the Economy and Finance. The bylaws that will be adopted by the Company Resulting from the Merger provide, in Article 22, for the special powers as specified above (see Annex III).

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Investor initiatives

According to media reports, Liverpool Limited Partnership ("Liverpool") has announced that on 13 May 2003 it had filed an application with the Court of Milan for a restraining order suspending the voting rights of Olimpia in Olivetti and those of Olivetti in Telecom Italia before the extraordinary shareholders' meetings convened by the two companies. The grounds for the petition are the alleged overstepping of the threshold triggering the mandatory tender offer requirement and hence, according to Liverpool, the suspension of the voting rights in question in the absence of compliance with the related requirements.

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2. Information regarding the Merger

2.1 Summary description of the procedures and time limits for the Merger

General aspects of the Merger

The Merger described in this Information Document, which will be submitted for approval by the shareholders' meetings of Olivetti and Telecom Italia, will consist of the Merger of Telecom Italia into Olivetti under Article 2501 et seq. of the Civil Code. Since the Merger involves companies with financial instruments listed on an Italian regulated market, it is also subject to the Consolidated Law and the Con-sob Regulation.

The Merger will lead to the Company Resulting from the Merger being the universal successor to Telecom Italia, so that, from the date on which the Merger becomes effective, the Company Resulting from the Merger will assume all the assets and liabilities, rights and obligations of Telecom Italia, thus including, but not limited to, the title to all the related tangible and intangible fixed assets, receivables and payables accrued and accruing, and, more generally, the entirety of Telecom Italia.

The Company Resulting from the Merger will assume the name "Telecom Italia S.p.A." and will succeed to all the legal relationships of Telecom Italia, including the concessions, licences and administrative authorizations granted thereto in accordance with the procedures established by the legislation in force, including the amendment of its corporate purpose.

The change in Olivetti's corporate purpose -- made necessary by the need, pursuant to the provisions of the licences and related fee schedules issued by the competent authorities in accordance with Presidential Decree 318/1997, for the Company Resulting from the Merger to have a purpose that expressly includes the regulated activities subject to administrative authorization currently performed by Telecom Italia -- will result in Olivetti shareholders who are absent from the meeting or vote against the resolution approving such change having the right to withdraw from the company in accordance with Article 2437 of the Civil Code (see Section 2.1.2(d)). In order to meet the needs deriving from the settlement of possible withdrawals, Olivetti will draw on lines of credit provided by a group of banks amounting to Euro 9,000,000,000.

Since the Merger will involve the Merger into Olivetti of a subsidiary, it will result in the cancellation of Olivetti's interest in Telecom Italia when the Merger becomes effective and the assignment to the holders of Telecom Italia ordinary and savings shares, other than Olivetti, of ordinary and savings shares issued by the Company Resulting from the Merger and the assignment to the holders of Olivetti shares of ordinary shares newly issued by the Company Resulting from the Merger on the basis of assignment ratios corresponding to the exchange ratio. For the most part the assignment will be carried out by redistributing the share capital of Olivetti and having recourse to the issue of additional shares only insofar as this is necessary to keep the share capital of the Company Resulting from the Merger at the level of Olivetti's share capital as attested on 15 April 2003. For more details, see Section 2.1.2(c).

As mentioned earlier, as a consequence of the Merger, Olivetti will cancel all the Telecom Italia shares it holds at the time the Merger takes place. For the purposes of the company's financial statements, the difference between the carrying value of the cancelled Telecom Italia shares and the corresponding portion of the shareholders' equity will be positive and will therefore give rise to a cancellation deficit. This deficit, whose size will also depend on the level of acceptances of the Tender Offer, will be allocated to Telecom Italia's assets (in particular its holding of TIM shares) and any remaining difference will be

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entered under "goodwill". In view of the procedure for assigning the shares of the Company Resulting from the Merger, it is reasonable to expect that an exchange surplus will emerge. In Olivetti's consolidated financial statements the consolidation difference that arose with the acquisition of Telecom Italia in 1999 will be increased by the difference between the carrying value of any Telecom Italia shares acquired in the Tender Offer and the corresponding portion of the shareholders' equity.

It is the intention of the companies participating in the merger to complete the Merger as soon as possible, and specifically to render the Merger effective in the first half of August 2003.

At the end of the Merger the ordinary shares of the Company Resulting from the Merger will continue to be listed on MTA. Application will be made for the savings shares also to be listed on MTA before the Merger becomes effective and as a condition of its effectiveness. The Merger will not affect the listing of the Olivetti ordinary shares on the Frankfurt Stock Exchange. Application will also be made to the New York Stock Exchange for the ordinary and savings shares to be listed in the form of American Depositary Receipts (ADRs) from the date the Merger becomes effective.

The development of the Merger

The Merger is part of the strategic plan pursued by the Olivetti-Telecom Italia Group with the aim of focusing on core businesses, improving the corporate structure and reducing debt. Since late in 2001 an important aspect of the plan, intended to create value and protect the interests of all shareholders, has been the simplification of the Group's corporate structure.

On 7 January 2003 a feasibility study was begun with the objective of drawing up a plan for the combination of the two companies. In this connection Olivetti retained JP Morgan and Telecom Italia retained Lazard to act as financial advisors in evaluating and drawing up plans for the combination and, if it was decided to go ahead with the project, in determining the exchange ratio for the eventual merger. Subsequently, Telecom Italia retained Goldman Sachs to act as a financial advisor as well.

On 21 February 2003 members of the managements of the two companies and their respective financial and legal advisors began to discuss an operational plan for the combination, to be submitted to the Boards of Directors of Olivetti and Telecom Italia. Work on this plan and, in particular, on the valuations serving to determine the exchange ratio continued intensively from the above-mentioned date to early March 2003. In the same period, in view of the financial resources that would be needed under the plan that was emerging in order to pay for withdrawals by Olivetti shareholders and to finance a possible tender offer for Telecom Italia ordinary and savings shares, Olivetti began to negotiate a contract for a loan facility of Euro 9,000,000,000, which was signed on 24 April 2003 (for more details, see below).

The final proposal regarding the structure of the Merger and the exchange ratio for the Merger, as developed by the managements of the two companies and their respective advisors, was submitted on 11 March 2003 to the Boards of Directors of Olivetti and Telecom Italia. In their meetings the Boards: (i) agreed that the conditions had been created for the shortening of the control chain (i.e. a stable ratio between the Olivetti and Telecom Italia share prices and the achievement of certain targets announced in the 2002-2004 Business Plan); (ii) examined and approved the broad outline of the Merger; (iii) approved the exchange ratio for the Merger of Telecom Italia into Olivetti; and (iv) resolved to set in motion the activities necessary for the finalization of the plan to be submitted to their respective shareholders' meetings. They also agreed to wait for one month before approving the Merger Plan, to

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give holders of Olivetti convertible bonds the possibility to exercise their conversion rights, as provided for in Article 2503-bis of the Civil Code.

In reaching its decisions on 11 March 2003, Telecom Italia's Board of Directors examined the financial analyses and the valuations prepared by Goldman Sachs and Lazard for the purposes of the Merger and the fairness opinions submitted by each advisor regarding the proposed exchange ratio (Annexes XI and XIV). On the same date Olivetti's Board of Directors examined the financial analyses and the valuations prepared by JP Morgan for the purposes of the Merger and the fairness opinion submitted by that advisor regarding the proposed exchange ratio (Annex VIII). Olivetti's Board of Directors also took note of the preliminary report issued by Professor Angelo Provasoli, who had been retained by the company for this purpose, on his verification of the consistency and appropriateness for the purposes of the Merger of the valuation methods used by JP Morgan to analyze the exchange ratio for the Merger between Olivetti and Telecom Italia. The report put forward by Professor Provasoli on 11 March 2003 was basically the same as the final report he submitted to Olivetti on 14 April 2003 (Annex XVI).

On 15 April 2003 the Boards of Directors of Olivetti and Telecom Italia approved the plan for the Merger of Telecom Italia into Olivetti (Annex III).

The resolutions voted by the Board of Directors of Telecom Italia on 11 March and 15 April 2003 were adopted unanimously except for the abstention of Professor Francesco Denozza, who did not contest the Merger in itself, but stressed the existence of a degree of uncertainty regarding the advantages for Telecom Italia shareholders, some difficulties in determining the exchange ratio and the asymmetry of information due to the fact the shareholders called to make the final decision on the merits of the Merger will not receive an evaluation by an independent expert of the views put forward in this respect by some minority shareholders, in contrast with the procedure followed for the directors' conclusions.

The reports drawn up by the Boards of Directors of Olivetti and Telecom Italia pursuant to Article 2501-quater of the Civil Code are attached to this Information Document (Annexes I and II). For the purposes of the Merger the boards referred, pursuant to Article 2501-ter of the Civil Code, to the balance sheets contained in the draft financial statements of Olivetti and Telecom Italia for the year ended 31 December 2002 (Annexes IV and V).

Specifically, the Boards of Directors of Olivetti and Telecom Italia, in view of the outcome of the discussions concerning the determination of the exchange ratio and with account also taken of the analyses of their respective financial advisors (JP Morgan for Olivetti, Goldman Sachs and Lazard for Telecom Italia), established that the "natural" exchange ratio for the assignment of the shares of the Company Resulting from the Merger was equal to 7 Olivetti ordinary (savings) shares with a par value of Euro 1 each for every Telecom Italia ordinary (savings) share with a par value of Euro 0.55 each.

In reaching its decisions in the meeting held on 15 April 2003, Olivetti's Board of Directors took note that JP Morgan had written a letter (Annex X) confirming the conclusions it had submitted on 11 March 2003 regarding the fairness of the exchange ratio. In reaching its decisions in the meeting held on the same date, Telecom Italia's Board of Directors examined the letter from Lazard (Annex XIII) confirming the conclusions of the fairness opinion it had submitted on 11 March 2003 (Annex XI) and the fairness opinion submitted by Goldman Sachs on 15 April 2003 (Annex XIV). For more details on the establishment of the exchange ratio and the fairness opinions and confirmation letters sent to the Boards of Directors of Olivetti and Telecom Italia, see Sections 2.1.2(a) and 2.1.2(b).

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On 15 April 2003 the Boards of Directors of Olivetti and Telecom Italia also convened the extraordinary meetings of their respective shareholders: that of Olivetti on 24, 25 and 26 May 2003 on the first, second and third call, and that of Telecom Italia on 24 and 25 May 2003 on the first and second call. In order to obtain a report on the exchange ratios, Olivetti applied for the appointment of an expert pursuant to Article 2501-quinquies of the Civil Code and Article 158 of the Consolidated Law to the President of the Ivrea Tribunal, who appointed the auditing firm Deloitte & Touche Italia S.p.A. For Telecom Italia, the report on the exchange ratios required by law was issued by the auditing firm Reconta Ernst & Young S.p.A., its external auditors. The experts issued their respective reports on 22 April 2003 (Annexes VI e VII). On 24 April 2003, in order to pay for withdrawals, and with the amount remaining, the Tender Offer, Olivetti entered into a contract, governed by English law, for a loan of Euro 9,000,000,000 with a group of Italian and foreign banks. J.P. Morgan plc, a company indirectly controlled by JP Morgan Chase Bank (-Olivetti's financial advisor for the Merger), acted as Global Coordinator. The loan will be disbursed in three tranches with maturities of, respectively, 12, 18 and 24 months (the maturities of the first two tranches can be extended by 6 months and that of the third tranche by 12 months).

Savings shares

In order to give effect to the exchange ratio for Telecom Italia savings shares, provision has been made for the Company Resulting from the Merger to issue savings shares to be assigned to the holders of Telecom Italia savings shares. Application will be made for these new savings shares to be listed on MTA. The effectiveness of the Merger will be subject to such listing.

The savings shares issued by the Company Resulting from the Merger for the holders of Telecom Italia savings shares will have identical property rights to those of the Telecom Italia savings shares, including the possibility of satisfying the preferential rights provided for in the bylaws by distributing reserves (the addition of which to Telecom Italia's bylaws, with immediate effect, has been proposed to the shareholders' meeting called to approve the merger plan).

The maintenance of the preferential rights to which each savings share is entitled by law will be accompanied by an improvement in the preferential position of the Telecom Italia savings shareholders, since they will be assigned, for each such share held, more than one savings share of the Company Resulting from the Merger on the basis of the assignment ratio by means of which the exchange will be implemented. For more details on the mechanism for assigning the shares of the Company Resulting from the Merger, see Section 2.1.2(c).

Specifically, since each of the newly-issued savings shares of the Company Resulting from the Merger will have a par value equal to the present par value of the Telecom Italia savings shares (Euro 0.55) and will give the same percentage preferential right calculated with reference to its par value, at the time of the exchange each holder of Telecom Italia savings shares will receive, as a consequence of the assignment ratio, a larger amount of the nominal capital of the Company Resulting from the Merger than the amount previously held and will therefore be entitled to a larger preferred dividend in absolute terms. The Merger will therefore not prejudice the holders of savings shares in any way. Consequently, lacking the preconditions referred to in Article 2376 of the Civil Code and Article 146 of the Consolidated Law, the Board of Directors of Telecom Italia determined that the conditions did not exist for calling the special meeting of such shareholders. At the request of savings shareholders, a special meeting thereof has been convened on 9, 10 and 11 June 2003, among other things to examine the resolutions adopted by

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the Telecom Italia extraordinary shareholders' meeting convened, on the first call, on 24 May 2003 and to approve, under Articles 146.1b) and 146.1e) of the Consolidated Law, any resolutions that prejudice the rights of the category.

Olivetti Convertible bonds and warrants

On 11 March 2003 the Board of Directors of Olivetti approved the publication of a notice in the Gazzetta Ufficiale della Repubblica Italiana (the Official Gazette of the Italian Republic) regarding the rights of holders of "Olivetti 1.5% 2001-2004 convertible bonds with repayment premium" and "Olivetti 1.5% 2001-2010 convertible bonds with repayment premium" convertible bonds to exercise the right of conversion pursuant to and for the purposes of Article 2503-bis, second paragraph, of the Civil Code. The notice appeared on 13 March 2003 and provided for such bondholders to have the right to apply for conversion for a period of one month from the date of publication thereof (i.e. from 13 March 2003 until at least 13 April 2003).

The above-mentioned right does not affect the terms of the issues in question, which will therefore continue to apply in full. Accordingly, from the day following the meeting of the Olivetti Board of Directors that approved the calling of the shareholders' meeting (i.e. from 16 April 2003) until the day such meeting is actually held (i.e. 24, 25 or 26 May 2003 as the case may be) the convertible bonds of the above-mentioned issues may not be presented for conversion owing to the period of suspension of convertibility established in the related terms.

The holders of the above-mentioned Olivetti convertible bonds will again be able, however, to exercise the conversion right in accordance with the terms thereof after the date of the shareholders' meeting, without prejudice to the periods of suspension provided for in the terms.

As a consequence of the Merger the ratio for the conversion of the convertible bonds into Olivetti shares and that for the exercise of the "Warrants for Olivetti ex Tecnost ordinary shares 1999-2004" will be adjusted, in accordance with the related terms, to take account of the new par value of the shares of the Company Resulting from the Merger and in relation to the assignment ratio, as explained in more detail in Section 2.1.2(c). In particular, the adjustment will be made to reflect the new fractional number of shares of the Company Resulting from the Merger into which each bond and each warrant can be converted at the end of the merger in view of the assignment ratio on the basis of which the shares of the Company Resulting from the Merger will be assigned, at the time of the exchange, to the shareholders of Olivetti who do not withdraw.

The Tender Offer

As part of the Merger and before its completion, Olivetti will make a voluntary partial tender offer for Telecom Italia ordinary and savings shares.

Olivetti intends to make available the proposed cash tender for a portion of the Telecom Italia ordinary shares described herein in the United States, pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange Act, on the same terms and conditions as the Tender Offer in Italy. The proposed cash tender offer for a portion of the Telecom Italia saving shares described herein is not being made and will not be made, directly or indirectly, in or into the United States and will not be capable of acceptance, directly or indirectly, in or from the United States or by the use of the mails of, or

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by any means or instrumentality (including, without limitation, by mail, telephonically or electronically by way of Internet or otherwise) of intestate or foreign commerce, or any facility of any securities exchange, of the United States.

The Tender Offer will be made for the amount, if any, not used to pay for withdrawals of the Euro 9,000,000,000 made available by the group of banks under the loan agreement referred to above. Consequently, the Tender Offer will be made only at the end of the period allowed for the exercise of the right of withdrawal following the approval of the merger plan and the adoption of the new bylaws with the amended corporate purpose and no minimum threshold will be set for acceptances. The number of Telecom Italia shares tendered for will be established -- once the number of Olivetti shares for which the right of withdrawal has been exercised is known -- by dividing the amount remaining of the Euro 9,000,000,000 provided for the exercise by Olivetti shareholders of their right of withdrawal by the offer price per Telecom Italia ordinary and savings share (established in the manner described below), so that the offer will be for the same percentage of ordinary shares and savings shares (calculated in relation to the total number of shares of each class).

The offer price will be equal to the weighted average of the official prices recorded on the stock exchange between 12 March 2003 and the date of the Olivetti shareholders' meeting that approves the merger plan, plus a 20% premium. At all events, the offer price will be between: (i) a maximum of Euro
8.40 and a minimum of Euro 7 per share for Telecom Italia ordinary shares and
(ii) a maximum of Euro 5.65 and a minimum of Euro 4.70 per share for Telecom Italia savings shares.

Depending on the offer price established in the manner described above, and assuming that the full amount of Euro 9,000,000,000 is available, the Tender Offer will be for the minimum and maximum quantities of Telecom Italia ordinary and savings shares shown below:

(i) assuming that the offer price is equal to the maximum price specified above, the offer will be for about 16.1% of the ordinary shares and about 16.1% of the savings shares;

(ii) assuming that the offer price is equal to the minimum price specified above, the offer will be for about 19.4% of the ordinary shares and about 19.4% of the savings shares; If, however, the acceptances of the Tender Offer fall short of the maximum quantity for one class of shares but exceed it for the other class, the amount not used to buy shares of the first class will be used to buy shares of the second class, and the maximum quantity of shares of the latter class will increase until all the funds available have been used, so that the largest number of shareholders wishing to accept the offer can be satisfied. In such case the percentages indicated in subparagraphs (i) and (ii) will change. Following the attestation of Olivetti's share capital on 3 April 2003, applications were received for the conversion of 27,630 "Olivetti 1.5% 2001-2004 convertible bonds with repayment premium" and 5,597,674 "Olivetti 1.5% 2001-2010 convertible bonds with repayment premium". No applications were received for the exercise of "Warrant for Olivetti ex Tecnost ordinary shares 1999-2004". Consequently there are convertible bonds and warrants in circulation giving the right to acquire 3,045,204,454 Olivetti shares with a par value of Euro 1.00 each. In addition, there are 30,330,000 stock options outstanding, which, if exercised, would authorize the issue of an equal number of shares. Considering that under the terms of the above-mentioned financial instruments the related conversion/exercise rights are suspended until the date of the Olivetti shareholders' meeting called to approve the Merger, so that the shares to be issued for the convertible bonds and warrants still in circulation cannot give rise to the exercise of the right of withdrawal, and considering also that the shareholder Olimpia S.p.A. has announced it will not

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exercise its right of withdrawal, the amount available for the Tender Offer --
assuming that the withdrawal price is approximately Euro 1.00 -- will be approximately Euro 3,000,000,000, out of the original total financing of Euro 9,000,000,000 (insofar as the amount of the financing was calculated taking account of all the outstanding instruments bearing conversion or option rights that could give rise to the issue of shares by Olivetti under resolutions already adopted by the company and not yet expired). The offer document will establish that the transfer of ownership of the shares for which acceptances are received in the Tender Offer will become immediately effective at the close of the offer period or when the acceptances have been prorated. However, the offer document will also establish that such transfer of the shares to Olivetti will be ineffective if the Merger does not become effective by 31 December 2003, without prejudice to the intention of the companies participating in the Merger to complete it as soon as possible and, specifically, in accordance with the time limit referred to in Article 2503 of the Civil Code, in the first half of August 2003.

Until the payment date, which will be fixed for a date immediately following the date on which the Merger becomes effective, the Telecom Italia ordinary and savings shares will be held in an escrow account in the name of Olivetti but on behalf of the shareholders accepting of the Tender Offer. If the merger does not become effective by 31 December 2003, the ownership of the shares for which acceptances have been received in the Tender Offer will revert to the shareholders accepting the offer and the shares in question will be released from the escrow account and made available to them.

The above condition for the ineffectiveness of the Tender Offer is intended to ensure that it depend on basically the same circumstances as the Olivetti shareholders' right of withdrawal, which applies only if the Merger is completed.

The Tender Offer will be evaluated by the Board of Directors of Telecom Italia pursuant to and for the purposes of Article 39 of the Consob Regulation.

2.1.1 Description of the companies involved in the Merger

2.1.1(a) Olivetti

Name

The company's full name is "Ing. C. Olivetti & C. Societa per Azioni". The company is free to use its full name or one of the following abbreviated versions: "Ing. C. Olivetti & C., S.p.A." and "Olivetti S.p.A.".

Registered office

Ivrea (Turin), 77 Via Jervis.

Identity data

Olivetti is entered in the Turin Company Register. Its registration, tax and VAT number is 00488410010.

Share capital

Olivetti's subscribed and fully paid up share capital as attested on 15 April 2003 (the date on which the Board of Directors approved the merger plan) was equal to Euro 8,845,537,520, divided into

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8,845,537,520 ordinary shares with a par value of Euro 1 each. Olivetti's subscribed and fully paid up share capital as attested on 13 May 2003 was equal to Euro 8,845,677,947, divided into 8,845,677,947 ordinary shares with a par value of Euro 1 each. The company does not have any other class of shares outstanding and there are no unpaid share instalments.

Olivetti's approved share capital (comprising both the subscribed and paid-up share capital and that which can be issued on the basis of resolutions already adopted by Olivetti's Board of Directors for the conversion of convertible bonds and the exercise of warrants and stock options) is equal to Euro 11,926,697,278. There are no undertakings to increase the share capital or mandates given to the directors authorizing them to approve further increases in capital.

Olivetti's holding of treasury stock amounts to 2,697,500 shares.

For information on the composition of Olivetti's shareholders, see Section
2.1.3.

Corporate purpose

The company's corporate purpose is to engage, directly and/or indirectly, in research, design, production and marketing in the fields of office equipment and products, automation, electronic data processing, telecommunications, information services and in activities related to the development of information technology and other industrial, commercial, financial and service activities. To achieve these objectives, the company may undertake any transaction involving real and personal property and any financial transaction, including the acquisition of equity holdings in undertakings, companies and entities, the financing and technical coordination of the same, and provide guarantees and real security in favour of third parties.

Governing bodies

Olivetti's Board of Directors, appointed by the ordinary shareholder's meeting of 13 October 2001 (apart from Gian Carlo Rocco di Torrepadula and Paola Pierri, co-opted by the Board of Directors on respectively 5 September 2002 and 7 November 2002), is as follows: (1)

Name                                  Place and date of birth                      Position
--------------------------------      -----------------------------------------    -----------------------
Antonio Tesone*                       Ancona - 20 July 1923                        Chairman
Marco Tronchetti Provera              Milan - 18 January 1948                      Deputy Chairman and CEO
Gilberto Benetton                     Treviso - 19 June 1941                       Deputy Chairman
Carlo Buora                           Milan - 26 May 1946                          Managing Director
Lorenzo Caprio*                       Milan - 19 November 1957                     Director
Giorgio Cirla*                        Lanzo d'Intelvi (Como) - 29 February 1940    Director
Pier Luigi Fabrizi*                   Siena - 23 April 1948                        Director
Cesare Geronzi*                       Marino (Rome) - 15 February 1935             Director
Gianni Mion                           Vo (Padua) - 6 September 1943                Director
Giampietro Nattino                    Rome - 9 June 1935                           Director
Paola Pierri                          Turin - 25 March 1960                        Director
Alberto Pirelli                       Milan - 1 July 1954                          Director
Gian Carlo Rocco di Torrepadula       Rome - 17 January 1943                       Director
Carlo Alessandro Puri Negri           Genoa - 11 July 1952                         Director
Alberto Varisco                       Nova Milanese (Milan) - 20 October 1940      Director
--------------------------------      -----------------------------------------    -----------------------
* Independent director.

-----------
(1) Dario Trevisan, formerly a member of the Board of Directors, resigned from the position of director with effect from the day following the Board meeting that approved the merger plan, i.e. from 16 April 2003.


                            22 |  Information Document

All the members of Olivetti's Board of Directors are domiciled for the purposes of the position at the company's registered office at 77 via Jervis, Ivrea.

Olivetti's directors, recognizing that the post-Merger corporate reality will be inherently different from that of Olivetti as it is now, considered it appropriate that the direction of the Company Resulting from the Merger should remain entrusted essentially to the directors of Telecom Italia. Accordingly, deeming that their mandate had essentially come to an end, they resigned with effect (except in the case of Dario Trevisan, as indicated above) from the date on which the Merger will become effective and proposed that the meeting of Olivetti's shareholders (in addition to amending the part of Article 13 of the bylaws regarding the duration of the Board of Directors) should appoint a Board of Directors of the Company Resulting from the Merger, with effect from the date the Merger becomes effective and until the approval of the annual accounts for 2003, almost exactly reproducing that of Telecom Italia (bearing in mind that the Minister for the Economy and Finance had declared he did not consider it necessary for the bylaws of the Company Resulting from the Merger to maintain the power currently attributed to the Minister by Telecom Italia's bylaws to appoint a director).

As of 1 January 2003 Olivetti has not had a General Manager; previously the position was held by Corra-do Ariaudo. The company does not have an Executive Committee. On 13 October 2001 Olivetti's Board established a remuneration committee and an internal control committee and approved the rules for their functioning.

Olivetti's Board of Auditors, appointed by the shareholders' meeting of 4 July 2000 and due to terminate its mandate with the approval of the annual accounts for 2002, is as follows:

Name                   Place and date of birth            Position
--------------------   ------------------------------     ---------
Angelo Fornasari       Milan - 14 March 1936              Chairman
Vittorio Bennani       Modena - 7 May 1938                Auditor
Franco Caramanti       Mantua - 17 January 1943           Auditor
Sergio Lodi            Milan - 19 March 1933              Alternate
Massimo Nuti           La Spezia - 22 December 1963       Alternate
--------------------   ------------------------------     ---------

All the members of Olivetti's Board of Auditors are domiciled for the purposes of the position at the company's registered office at 77 via Jervis, Ivrea.

The meeting of Olivetti's shareholders called on 24, 25 and 26 May 2003 will be asked to approve, with immediate effect, a new text of Article 20 of the bylaws regarding the appointment of the Board of Auditors. One effect of this amendment will be to increase the number of auditors from 3 to at least 5, so as to allow minority shareholders to elect at least two auditors and an alternate. The Chairman will be elected by majority vote by the auditors on the Board.

Since the mandate of the Board of Auditors is due to expire, the meeting of Olivetti's shareholders will be invited to appoint a new Board of Auditors to raise the number of members thereof in accordance with Article 20 of the bylaws, amended as above (to 5 or 7 auditors and 2 alternates).

                            23 |  Information Document

Telecom Italia shares held directly or indirectly by members of the Board of Directors, the Board of Auditors and the General Manager of Olivetti

The table below shows the Telecom Italia shares held directly or indirectly by members of the Board of Directors, the Board of Auditors and the General Manager of Olivetti at 31 December 2002.(2)

                               No. of shares                                        No. of      No. of   No. of shares
                               held at        Class     Type            Direct/     shares      shares   held at
                               31.12.2001(*)  of share  of possession   Indirect    bought      sold     31.12.2002(**)
-----------------------------  -------------  --------  -------------   --------    ------      ------   -------------
Board of Directors
Chairman
TESONE Antonio                            0          -              -          -         0           0               0
Deputy Chairman and CEO
TRONCHETTI PROVERA Marco                  0          -              -                    0           0               0
Deputy Chairman
BENETTON Gilberto                         0          -              -                    0           0               0
Managing Director
BUORA Carlo                               0          -              -                    0           0               0
Directors
CAPRIO Lorenzo                            0          -              -                    0           0               0
CIRLA Giorgio                             0          -              -                    0           0               0
FABRIZI Pier Luigi                        0          -              -                    0           0               0
GERONZI Cesare                            0   Ordinary  Full ownership    Direct     3,980       2,180           1,800
                                      4,950    Savings  Full ownership    Direct     7,250       6,600           5,600
MION Gianni                               0          -              -          -         0           0               0
NATTINO Giampietro                        0          -              -          -         0           0               0
PIERRI Paola                              0          -              -          -         0           0               0
PIRELLI Alberto                         550   Ordinary  Full ownership    Direct         0           0             550
                                                               (***)
PURI NEGRI Carlo Alessandro               0          -              -          -         0           0               0
ROCCO di TORREPADULA Giancarlo            0          -              -          -         0           0               0
TREVISAN Dario                            0          -              -          -         0           0               0
VARISCO Alberto                                      -              -          -         0           0               0

Previous directors (****)
BONDI Enrico                              0          -              -                    0           0               0
MODIANO Pietro                            0          -              -                    0           0               0

Board of Auditors
Chairman
FORNASARI Angelo                          0          -              -                    0           0               0

Auditors
BENNANI Vittorio                          0          -              -                    0           0               0
CARAMANTI Franco                     20,000    Savings  Full ownership  indirect         0           0          20,000
                                                        (***)
General Manager
ARIAUDO Corrado                      50,000   Ordinary  Full ownership    Direct         0           0          50,000
                                    200,000    Savings                    Direct         0           0         200,000
-----------------------------  -------------  --------  -------------   --------    ------      ------   -------------
(*)    Or at the date appointed if in 2002.
(**)   Or at date of termination of the appointment.
(***)  Transactions carried out by a portfolio management company under an autonomous management mandate.
(****) At 31 December 2002.
--------------
(2)  Corrado Ariaudo resigned from the position of General Manager of Olivetti with effect from 31 December 2002. Dario Trevisan resigned from the position of director of Olivetti with effect from 16 April 2003.

                            24 |  Information Document

Activities

Olivetti, in accordance with its current corporate purpose, is entered in the special section of the general register kept by the Italian Foreign Exchange Office (UIC) of persons who engage "principally" in financial activities "without dealings with the public" pursuant to and for the purposes of Articles 106 and 113 of Legislative Decree 385/1993.

Olivetti is a holding company. Its most important equity interest is that in Telecom Italia (about 54.9% of the ordinary share capital and about 39.5% of the total share capital), the parent company of the group of the same name. Olivetti is also present in business sectors such as office products and services and real estate, notably through its subsidiaries Olivetti Tecnost S.p.A. (information technology and communications products and services) and Olivetti Multiservices S.p.A. (real estate and related services).

Olivetti Tecnost S.p.A.

The Olivetti Tecnost Group provides office products and solutions (Divisione Office), specialized applications for the banking industry and the retail trade, and information systems for lotteries and other forms of gaming (Divisione Vertical).

The Group operates in all the main regional markets abroad (where it generates 68% of its total revenues) and, although it is focused primarily on Europe (29%), Asia (12%) and Latin America (15%), is also present in North America (11%) via its subsidiary Royal Consumer Information Product Inc. and other countries (1%).

In 2002 the revenues of the Olivetti Tecnost Group amounted to Euro 914 million (of which Euro 906 million was generated by customers outside the Olivetti Group), a reduction of 16.7% compared with 2001 (12.7% excluding exchange differences). The breakdown was as follows: Euro 588 million of revenues from hardware; Euro 154 million of revenues from accessories; Euro 73 million of revenues from services and Euro 99 million of other revenues.

The contraction in revenues in 2002 was primarily attributable to the office products division and to a lesser extent to the vertical applications division. Revenues in the banking and retail sector remained basically unchanged, confirming the importance of the Group's specialist products in the world market. In June 2002 a reorganization plan was presented, the primary objective of which is to return the Group to profitability through a series of interventions tailored to the individual business areas.

Olivetti Multiservices S.p.A.

This company, a wholly-owned subsidiary of Olivetti operating in the real-estate sector, saw a far-reaching change in its activity in 2002 following the transfer on 1 September 2002 of 23 properties and 10 building areas as part of the "Tiglio" project, aimed at enhancing the value of the real-estate owned by the Pirelli, Olivetti and Telecom Italia Groups. On 4 April 2003 Olivetti and Pirelli & C. Real Estate agreed the terms of the integration of their facility management businesses, headed by Olivetti Multiservices S.p.A. and Pirelli & C. RE Facility Management.

                            25 |  Information Document

2.1.1(b) Telecom Italia

Name

Telecom Italia S.p.A.

Registered office

Milan, 2 Piazza degli Affari (Headquarters: Rome, 41 Corso d'Italia).

Identity data

Telecom Italia is entered in the Milan Company Register. Its registration, tax and VAT number is 00471850016.

Share capital

On 15 April 2003 (the date on which the Board of Directors approved the merger plan) Telecom Italia's fully paid-up share capital amounted to Euro 4,023,816,860.80, divided into 7,316,030,656 shares with a par value of Euro
0.55 each, comprising 5,262,908,631 ordinary shares and 2,053,122,025 savings shares. On 13 May 2003 Telecom Italia's fully paid-up share capital amounted to Euro 4,023,833,058.30 divided into 7,316,060,106 shares with a par value of Euro 0.55 each, comprising 5,262,938,081 ordinary shares and 2,053,122,025 savings shares. There are no unpaid share instalments.

Under the plan to buy back the company's shares approved by Telecom Italia's ordinary shareholders' meeting on 7 November 2001, by 7 May 2003, the expiration date of the authorization, 54,309,500 savings shares had been bought at an average price of Euro 5.24 per share, for a total consideration of about Euro 285 million, and 6,195,500 ordinary shares at an average price of Euro
8.00 per share, for a total consideration of about Euro 50 million.

For information on the composition of Telecom Italia's shareholders, see
Section 2.1.3.

Corporate purpose

The company's purpose comprises:

- the installation and operation, using any technique, method or system, of fixed and mobile equipment and plant, including space systems which use artificial satellites, radio stations, including shipboard stations, links for maritime wireless communications, and dedicated and/or integrated networks, for the purpose of providing and operating, without territorial restrictions, licensed telecommunications services for public use and telecommunications services in a free-market environment, including those resulting from technological progress, and the performance of activities directly or indirectly related thereto, including the design, construction, operation, maintenance and distribution of telecommunications, remote-computing, online and electronic products, services and systems;

- the performance of activities related to or otherwise serving the pursuit of the corporate purpose, including publishing, advertising, information technology, online and multimedia activities and, in general, all commercial, financial, property, research, training and consulting activities;

                            26 |  Information Document

- the acquisition, provided it is not the Company's principal activity, of equity interests in other companies and undertakings falling within the scope of the corporate purpose or related, complementary or similar thereto, including companies involved in manufacturing electronic products and insurance;

- the control and the strategic, technical and administrative and financial coordination of subsidiary companies and undertakings, and the financial planning and management thereof, with the implementation of all related transactions.

Activities reserved to persons entered in a professional register, activities involving dealings with the public covered by Article 106 of Legislative Decree 385/1993, and those which are otherwise prohibited by applicable legislation are expressly excluded.

Governing bodies

Telecom Italia's Board of Directors, appointed by the ordinary shareholder's meeting of 7 November 2001 (apart from Pietro Modiano and Riccardo Ruggiero, co-opted by the Board of Directors on respectively 25 July 2002 and 5 September 2002 and appointed by the shareholders' meeting of 12 December 2002) until the approval of the annual accounts for 2003, is as follows:

Name                         Place and date of birth              Position
---------------------------  -----------------------------------  -----------------
Marco Tronchetti Provera     Milan - 18 January 1948              Chairman
Gilberto Benetton            Treviso - 19 June 1941               Deputy Chairman
Carlo Buora                  Milan - 26 May 1946                  Managing Director
Riccardo Ruggiero            Naples - 26 August 1960              Managing Director
Umberto Colombo*             Livorno - 20 December 1927           Director
Francesco Denozza*           Turin - 5 October 1946               Director
Luigi Fausti*                Ancona - 9 March 1929                Director
Guido Ferrarini*             Genoa - 8 August 1950                Director
Natalino Irti*               Avezzano (AQ) - 5 April 1936         Director
Gianni Mion                  Vo (Padua) - 6 September 1943        Director
Pietro Modiano               Milan - 3 November 1951              Director
Massimo Moratti              Boscochiesanuova (VR) - 16 May 1945  Director
Carlo Alessandro Puri Negri  Genoa - 11 July 1952                 Director
Pier Francesco Saviotti      Alessandria - 16 June 1942           Director
Roberto Ulissi*              Rome - 20 August 1962                Director
---------------------------  -----------------------------------  -----------------

* Independent director.

All the members of Telecom Italia's Board of Directors are domiciled for the purposes of the position at the company's registered office at 2 Piazza degli Affari, Milan.

Telecom Italia's Board of Auditors, appointed by the shareholders' meeting of 3 July 2000 and due to terminate its mandate with the approval of the annual accounts for 2002, is as follows:

Name                    Place and date of birth                      Position
--------------------    -----------------------------------------    ----------
Paolo Germani           Rome - 21 November 1939                      Chairman
Mario Boidi             Turin - 1 March 1930                         Auditor
Paolo Golia             Verona - 29 July 1944                        Auditor
Fabrizio Quarta         Campi Salentina (LE) - 20 September 1961     Auditor
Gianfranco Zanda        Udine - 4 April 1941                         Auditor
Enrico Bignami          Milan - 7 May 1957                           Alternate
Leonida Liuni           Forenza (PZ) - 27 November 1929              Alternate
--------------------    -----------------------------------------    ----------


                            27 |  Information Document

All the auditors are domiciled for the purposes of the position at the company's registered office at 2 Piazza degli Affari, Milan.

Since the mandate of the Board of Auditors is due to expire, the meeting of Telecom Italia's shareholders called on 24 and 25 May 2003 will be invited to appoint a new Board of Auditors in the manner laid down in Article 17 of the company's current bylaws.

At 31 December 2002 no member of Telecom Italia's Board of Directors or Board of Auditors or the General Manager owned, directly or indirectly, any Telecom Italia shares.

Activities

Telecom Italia, together with the group it heads, is one of the largest international operators in the sector of telecommunications services and, more in general, information and communication technology. Its companies, leaders in fixed and mobile communications, the Internet and media, information technology and research offer integrated and innovative services in Italy and abroad. Its principal strength is its leadership in the domestic market in fixed and mobile telecommunications and Internet services. The companies of the Group have created broadband, fixed and mobile networks providing innovative services, complex solutions for ICT, multimedia messaging, solutions for mobile business, products for e-government and online banking. The Telecom Italia Group is the leading wireline operator in Italy, with some 27.1 million lines installed, and one of the largest in the world. Through Telecom Italia's subsidiary TIM, the Group is also the leading mobile telephony operator in Italy and one of the major players in the world, with more than 39.1 million lines attributable to TIM and its affiliates abroad at the end of 2002.

The contributions of the individual Business Units / Operating Activities to the main economic and operating indicators in 2002 are shown in the following chart.

[GRAPHIC OMITTED -- Table below represents the graphic]

                                  Gross
                     Service    operating  Operatng   Industrial
                     Revenues     margin    income    Investment   Employees(*)
                     --------   ---------  --------   ----------   ------------
Domestic Wireline       51.0%       55.8%     55.5%        59.9%          52.8%
Mobile                  32.5%       35.3%     39.6%        36.8%          18.4%
South America            4.2%        3.1%      1.7%         4.6%           5.4%
Internet and Media       6.0%        4.1%      2.7%         1.7%           7.6%
IT Market                2.7%        0.7%      0.7%         0.6%           4.4%
IT Group                 3.6%        1.0%     (0.2)%        3.4%           7.2%


(*) The other activities of the Telecom Italia Group employ 4.2% of the employees.
(1) The data refer to the Entel Chile and Entel Bolivia groups, the company Telecom Italia America Latina and the South America business segment of Telecom Italia.


                            28 |  Information Document

Group strategy

With the entry of new management in July 2001 Telecom Italia's strategy was substantially revised and in September 2001 a new business plan was announced. The aim of the new strategy was to enhance the value of the existing activities and strengthen the financial structure in order to sustain growth. The management undertook to reduce debt and rationalize the investments abroad and set the objectives of bringing net financial debt down to Euro 18.3 billion by the end of 2002 and disposing of approximately Euro 5 billion of assets by September 2003. These objectives were achieved in full, in terms of both amounts and deadlines: by the end of 2002 net financial debt had been reduced to Euro 18.1 billion and asset sales of Euro 5.2 billion had been made.

The key objective indicated by the management for the coming years will continue to be the creation of value by putting to good use the Group's assets and distinctive skills and by strengthening the financial structure in order to sustain growth.

The priorities for operations established by the management are as follows:

(i) to consolidate the leadership in the domestic wireline market by increasing customer loyalty through innovative offers and stimulating the market for value added and broadband services, with special reference to ADSL technology; in the mobile market, to increase traffic volumes and develop value added services in line with user expectations (MMS, community videotelephony), in part through the introduction of UMTS technology; in the Internet & Media sector, to continue the development of broadband services and portals;

(ii) to expand the Group's presence abroad in markets in which it can capitalize on its marketing and technological know-how: in mobile business, in Latin America and especially Brazil; in wireline business, through the development of the pan-European broadband network; (iii) to continue to manage the Group according to rigorous criteria of efficiency, thanks to the synergies deriving from the organizational model based on so-called "professional families" and service centres, expenditure control systems, and the careful selection of investment projects, aimed primarily at fostering innovation and growth.

The Group will also further develop initiatives in relation to the concept of sustainability, which is now an integral aspect of the plans drawn up by the companies belonging to the Group.

Industrial investments will be directed towards reinforcing the following strategy:

o    focus on innovation
o    leadership in the domestic market;
o    development of value added services.

The industrial investments planned for the three years 2003-05 will be between Euro 14 billion and Euro 16 billion, more or less in line with the forecast for the three years 2002-04. The breakdown by sector of activity is shown in the table below.

---------------------------    ---------
Domestic Wireline              45% circa
Mobile                         40% circa
Internet and Media              2% circa
Other                          13% circa
---------------------------    ---------

About two thirds of all industrial investments will be for innovation and expansion.

                            29 |  Information Document

Sales of assets

The effect of asset sales in 2001 and 2002 on the Telecom Italia Group's net financial debt is summarized in the chart below.

            [Graphic Omitted]


2.1.2 The Merger

2.1.2 (a) The values attributed to Olivetti and Telecom Italia on the basis of various analyses

In carrying out the valuations serving to determine the exchange ratio, the Board of Directors of Olivetti was assisted by JP Morgan as financial advisor, while the Board of Directors of Telecom Italia was assisted by Lazard and Goldman Sachs as financial advisors. The valuation methodologies applied by JP Morgan in connection with its fairness opinion on the exchange ratio have been verified by Professor Angelo Provasoli, advisor to Olivetti, with a view to ascertaining their consistency and appropriateness with respect to the aims of the Merger.

For details on the values attributed by the Boards of Directors of Olivetti and Telecom Italia to the companies participating in the Merger, see their respective reports on the Merger, which were approved on 15 April 2003 and are attached to this Information Document (Annexes I and II).

As mentioned earlier, in view of the outcome of the discussions concerning the determination of the exchange ratio and with account also taken of the analyses of their respective financial advisors, the Boards of Directors of Olivetti and Telecom Italia have determined and agreed the values of the companies participating in the Merger for the purpose of fixing the exchange ratio and established that the "natural" exchange ratio on the basis of which the shares of the Company Resulting from the Merger will be assigned is equal to respectively 7 Olivetti ordinary (savings) shares with a par value of Euro 1 each for respectively every Telecom Italia ordinary (savings) share with a par value of Euro 0.55 each. For the valuation criteria and methods adopted to determine the exchange ratio, see Section 2.1.2(b).

                            30 |  Information Document

On 22 April 2003 the auditing firms appointed as experts to report on the exchange ratio in accordance with Article 2501-quinquies of the Civil Code, Deloitte & Touche Italia S.p.A., for Olivetti, and Reconta Ernst & Young, for Telecom Italia, issued their reports (Annexes VI and VII).

2.1.2 (b) Valuation criteria and methods applied in determining the exchange ratio

In order to determine the exchange ratio, the Boards of Directors of Olivetti and Telecom Italia proceeded in accordance with the best valuation methodologies and practices, taking account of the nature of the two companies and the sector to which most of their activities refer.

In the valuation procedure followed, Olivetti's Board of Directors was in agreement with both the methodologies adopted and the conclusions reached by its financial advisor, JP Morgan. Similarly, Telecom Italia's Board of Directors was in agreement with both the methods adopted and the conclusions reached by its financial advisors, Goldman Sachs and Lazard.

More specifically, the Board of Directors of Olivetti chose the sum of parts methodology as the fundamental methodology for valuing Telecom Italia and the net asset value methodology (broadly equivalent to the sum of parts methodology) as the fundamental methodology for valuing Olivetti.

As regards Telecom Italia's individual activities, in view of the complexity and extensiveness of the structure of the Telecom Italia Group and the many areas in which it operates, Olivetti's Board of Directors considered it advisable to value the main businesses using principally the discounted cash flow method, while the remaining assets, which are of limited importance for the overall valuation, were valued on the basis of stock market prices, for companies listed on regulated markets, and/or market multiples, with reference made for testing and control purposes to balance sheet values and the values published in analysts' research reports on such businesses, where available.

The table below summarizes the range of the estimates of the exchange ratio calculated using the valuation methodologies and criteria described, as the ratio of the estimated value of the Telecom Italia ordinary share to the estimated value of the Olivetti share.

                                                              Minimum  Mean   Maximum
-----------------------------------------------------------   -------  ----   -------
Olivetti ordinary shares per Telecom Italia ordinary share      6.6     6.9     7.2
Olivetti savings shares per Telecom Italia savings share        6.6     6.9     7.2
-----------------------------------------------------------   -------  ----   -------

In order to verify the accuracy of the exchange ratio obtained in the manner described above, Olivetti's Board of Directors made a check using the stock market prices method. The following table shows the minimum, mean and maximum values of the average exchange ratio (number of Olivetti ordinary shares per Telecom Italia ordinary share) expressed by the stock market for the different periods analyzed preceding 7 March 2003 (inclusive).

                                                              Minimum  Mean   Maximum
-----------------------------------------------------------   -------  ----   -------
Olivetti ordinary shares per Telecom Italia ordinary share      6.7     6.9     7.1
-----------------------------------------------------------   -------  ----   -------

To value Olivetti and Telecom Italia, the Board of Directors of Telecom Italia chose, with an equal level of significance for the purposes of the valuation procedure, to use relative stock market prices as its principal methodology and the sum of parts methodology for control purposes.

                            31 |  Information Document

In applying the sum of parts methodology, in view of the complexity of the corporate structure of the Telecom Italia Group and the many areas in which it operates, the principal businesses were valued on the basis of a discounted cash flow methodology. The remaining assets and liabilities were valued on a case-by-case basis mainly with reference to their book or market value, in view of their limited importance in the overall valuation of Telecom Italia.

The table below shows the exchange ratios deriving from the application of the valuation methodologies used by the Board of Directors of Telecom Italia.

Method                                           Exchange ratio
----------------------------------------------------------------
Stock market prices
   7 March 2003                                             6.7
Weighted averages:
   1 month                                                  7.0
   3 months                                                 6.9
   6 months                                                 7.1
   12 months                                                6.9
----------------------------------------------------------------
Sum of parts method (average value)                         6.9
----------------------------------------------------------------

For further details regarding the valuation criteria and methodologies used by the Boards of Directors of Olivetti and Telecom Italia in determining the exchange ratio, reference should be made to their respective merger reports (Annexes I and II).

The summary descriptions of the analyses designed and carried out by the financial advisors (JP Morgan for Olivetti and Lazard and Goldman Sachs for Telecom Italia) and their respective fairness opinions and confirmation letters are attached to this Information Document (Annexes VIII-XV).

The conclusions reached by Professor Angelo Provasoli, advisor to Olivetti, with regard to the valuation methodologies applied by JP Morgan in connection with its fairness opinion on the exchange ratio are also attached (Annex XVI).

2.1.2 (c) Procedure for assigning the shares of the Company Resulting from the Merger and start of dividend entitlement

In view of the interest in maintaining a flexible capital structure of a size suitable for corporate activities and with a view to limiting the effects of the Merger on the future remuneration of the shares, it was considered advisable to leave the nominal capital of Olivetti basically unchanged at the conclusion of the Merger, inasmuch as the absolute increase in the nominal capital by issuing as many new shares as would be necessary to satisfy the exchange ratio of all the Telecom Italia shares to be exchanged would lead, under current accounting rules, (i) to an increase in the shareholders' equity consisting of capital, with a consequent significant (exchange) merger deficit subject to amortization, obviously to the detriment of the remuneration of shares in future years, and (ii) to a capital structure consisting almost entirely of items not available for distribution.

It was therefore decided to carry out the share exchange primarily by redistributing Olivetti's capital and to have recourse to the issue of additional shares only insofar as this proved necessary to maintain the share capital at the level attested at the time the merger plan was approved.

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The redistribution technique consists in dividing the share capital of the absorbing company and hence the shares composing it (in an equal, larger or smaller number than that existing, depending on whether the intention is to hold the par value of each share unchanged, decrease it or increase it) among the shareholders of the absorbing company and those of the absorbed company, according to what was referred to above as the "natural" exchange ratio between the shares.

The redistribution naturally takes the share capital of the absorbing company at the time the Merger is implemented as the baseline.

In the case in question, the share capital of Olivetti at the time the Merger is implemented may vary from that attested on 15 April 2003 of Euro 8,845,537,520: (i) increasing as a consequence of the conversion of the "Olivetti 1.5% 2001-2004 convertible bonds with repayment premium" and "Olivetti 1.5% 2001-2010 convertible bonds with repayment premium", the exercise of the "Warrants for Olivetti ex Tecnost ordinary shares 1999-2004" and the exercise of Olivetti stock options ("Conversions") and (ii) decreasing as a consequence of withdrawals by Olivetti shareholders who are absent from the meeting or vote against the Merger. Olivetti's capital "to be "redistributed" will therefore be the algebraic sum of the subscribed capital at the time the Merger plan is approved and the subsequent variations up to the implementation of the Merger.

Assuming the extreme cases of (i) the total exercise of Conversions and no withdrawals and (ii) no Conversions and the exercise of the right to withdraw by all the Olivetti minority shareholders except for Olimpia, Olivetti's share capital at the time the Merger is completed can vary between a maximum of Euro 11,926,697,278 and a minimum of Euro 2,738,756,641.

Since it is assumed that the share capital of the Company Resulting from the Merger must not be less than Euro 8,845,537,520 (the amount of Olivetti's share capital as attested on 15 April 2003, the date the Merger plan was approved by the Board of Directors), in the event that the decreasing effect of withdrawals outweighs the increasing effect of Conversions so that the share capital at the time the Merger is implemented is less than Euro 8,845,537,520, the redistribution of the share capital will be accompanied by a simultaneous capital increase for the purpose of the Merger to bring the share capital up to the above-mentioned minimum figure, apart from roundings serving to eliminate any resulting fractions of shares. In this latter connection Olivetti International S.A. has announced that it stands ready to renounce such number of shares or fractions of shares as will be necessary to complete the Merger.

In the light of the methods and principles described above, the share capital will be established and the share exchange carried out according to the following rules:

a) Olivetti will fix the par value of its shares -- in the amount resulting after Conversions and withdrawals -- at Euro 0.55 (equal to the par value of Telecom Italia shares), in place of the current par value of Euro 1. Consequently, Olivetti's share capital will be divided into a larger number of shares. Such shares will be divided into ordinary shares and savings shares.

b) The new ordinary and savings shares with a par value of Euro 0.55 each making up the share capital at the time of the Merger of Olivetti will be redistributed, respectively, to the holders of Olivetti and Telecom Italia ordinary shares and the holders of Telecom Italia savings shares according to assignment

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ratios reflecting, with reference to the actual number of shares to be redistributed, the "natural" exchange ratio specified above of 7 Olivetti ordinary or savings shares for every Telecom Italia ordinary or savings share. In the redistribution only the Telecom Italia shares held by persons other than Olivetti and Telecom Italia itself will be exchanged with shares of the Company Resulting from the Merger. The number of shares of Telecom Italia held by minority shareholders and actually to be exchanged will therefore vary, depending on the outcome of the Tender Offer that Olivetti may make after the shareholders' meeting called to approve the Merger and before the latter's completion.

More precisely, where:

- No. OLI Euro 1 shares denotes the number of Euro 1 Olivetti shares resulting after Conversions and withdrawals;

- No. OLI Euro 0.55 shares denotes the number of shares of the Company Resulting from the Merger with a par value of Euro 0.55 each actually to be redistributed following the operation referred to at point a);

- No. T.I. shares denotes the number of Telecom Italia shares held by minority shareholders that must be exchanged;

(1) the holders of Olivetti ordinary shares will be assigned, for every share held, a number of ordinary shares of the Company Resulting from the Merger equal to:

                            No. OLI Euro 0.55 shares
                 ---------------------------------------------
                 No. OLI Euro 1 shares + (No. T.I. shares x 7)

(2) the holders of Telecom Italia ordinary and savings shares will respectively be assigned, for every ordinary or savings share held, a number of ordinary or savings shares of the Company Resulting from the Merger equal to:

             seven times the number of shares assigned to Olivetti
                shareholders for every share held by the latter

Assuming the extreme case in which all the Conversions were carried out, all the shares reserved for the Telecom Italia stock-option plans were issued, no withdrawals occurred and none of the holders of Telecom Italia ordinary and savings shares accepted the Tender Offer, the redistribution would involve 21,684,904,141 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each and the Telecom Italia shares to be exchanged would total (taking account of Olivetti's holding in the capital of Telecom Italia and of the latter's holding of treasury stock at 15 April 2003) 4,459,575,170. In such case, applying the formula above would give the following assignment ratios:

(i) 0.502620 new ordinary shares of the Company Resulting from the Merger with a par value of Euro 0.55 each for every Olivetti ordinary share with a par value of Euro 1 held at the date at which the merger becomes effective and for which the right of withdrawal has not been exercised;

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

(ii) 3.518341 new ordinary or savings shares of the Company Resulting from the Merger for every Telecom Italia ordinary or savings share, respectively, held at the date at which the merger becomes effective by minority shareholders other than Olivetti other than Olivetti and Telecom Italia itself.

In light of the above, since the variables represented by Conversions, Telecom Italia stock options exercised, withdrawals and acceptances of the Tender Offer can only be quantified exactly at the time the Merger is implemented, it is evident that the assignment ratio for the purposes of redistribution can be established precisely only when the Merger is implemented.

In any event, at the end of the Merger the ratio between the shares assigned to Olivetti shareholders and those assigned to Telecom Italia shareholders will be exactly the same as the "natural" exchange ratio (1 to 7), as calculated above.

c) As already indicated, if at the time the Merger is implemented Olivetti's share capital is less than the current figure of Euro 8,845,537,520 because the decreasing effect of withdrawals outweighs the increasing effect of Conversions, the redistribution of the share capital just described will be accompanied by the simultaneous issue of up to a maximum of 11,103,237,962 new ordinary and saving shares of the Company Resulting from the Merger with a par value of Euro 0.55 each for the purpose of the share exchange, against the transfer to capital of the portion of Telecom Italia's shareholders' equity belonging to minority interests, with the possibility of an exchange deficit. These additional shares will be assigned to all the shareholders of both Olivetti and Telecom Italia in proportion to their respective shareholdings obtained by applying the assignment ratios indicated at Point b).

     Thus, even if such an event occurs, at the end of the Merger the ratio between the shares assigned to Olivetti shareholders and those assigned to Telecom Italia shareholders will be exactly the same as the "natural" exchange ratio (1 to 7), as calculated above.

d) As part of the procedure for assigning the shares of the Company Resulting from the Merger, a service will be provided to the minority shareholders of both Olivetti and Telecom Italia, through authorized intermediaries, to permit the rounding of the number of newly-issued shares owned down or up to nearest whole number, at market prices and at no cost in terms of expenses, stamp duty or commissions. In the event that the Olivetti shares held do not entitle the holder to receive, in accordance with the assignment mechanism, even one newly-issued share of the Company Resulting from the Merger at the end of the Merger, maintenance of the position of shareholder will be ensured by Olivetti International S.A. making available to such persons, free of charge, one share of the Company Resulting from the Merger.

e) The newly-issued shares to be utilized for the share exchange will be assigned to the persons having entitlement by the respective authorized intermediaries participating in Monte Titoli S.p.A. at the date the Merger becomes effective. It will be possible to exchange Olivetti and Telecom Italia shares which have not been dematerialized only by delivering them to an authorized intermediary for dematerialized book-entry in the central securities system.

     Once the merger instrument has been signed and filed, Olivetti will promptly publish notices in at least three newspapers with a national circulation, of which one must be a financial newspaper, announcing the amount of the capital of the Company Resulting from the Merger as a result of the quantification of

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

the variables involved in the Merger (Conversions, the exercise of Telecom Italia stock options, withdrawals from Olivetti, acceptances of the Tender Offer), the exact assignment ratio in the overall and final measure resulting from the outcome of the supplementary assignment described at Point c), if any, and the detailed instructions on how to carry out the share exchange, trade and obtain fractional rights as provided for at Point d).

2.1.2 (d) Right of withdrawal for Olivetti shareholders

Upon completion of the Merger the Company Resulting from the Merger will have the same corporate purpose as Telecom Italia, with the integral substitution of Olivetti's current corporate purpose.

Concerning the amendment of the corporate purpose, without prejudice to the fact that the latter's extension to include the provision of services in the telecommunications sector would by itself legitimate the right of withdrawal, it was nonetheless considered desirable to take over Telecom Italia's corporate purpose en bloc, in order to permit the Company Resulting from the Merger to operate in all the sectors in which Telecom Italia is currently present, with particular regard to the activities that Telecom Italia is authorized to engage in pursuant to administrative measures. In fact Telecom Italia's activity consists primarily in the installation and operation of telecommunications equipment and in the supply of telecommunications services on the basis of individual licences and general authorizations issued under Presidential Decree 318/1997. Whereas the corporate purpose of Telecom Italia laid down in its bylaws provides expressly for all the activities referred to above, the corporate purpose of Olivetti only mentions "production and marketing in the field ... of telecommunications" and "services" as a merely secondary activity (without further specification).

The change in the corporate purpose is also intended to allow the Company Resulting from the Merger to engage in other activities covered by Telecom Italia's bylaws, such as advertising and publishing, which are not envisaged in Olivetti's current bylaws.

The adoption of Telecom Italia's corporate purpose means that the bylaws of the Company Resulting from the Merger will contain the requirement that holding equity investments should not be its principal activity, as it was for Olivetti. In addition to this formal change, there will also be a substantial change in the risk profile associated with investment in Olivetti since, as a consequence of the Merger, the Company Resulting from the Merger will no longer have the characteristics established by the Ministry of the Treasury in implementing Article 113 of Legislative Decree 385/1993 to define the concept of "engaging as the principal activity, without dealings with the public, in the acquisition of equity interests".

Under Article 2437 of the Civil Code, the Olivetti shareholders who vote against the merger resolution and those who are absent from the meeting may exercise the right of withdrawal.

The right of withdrawal may be exercised by shareholders entitled to do so by sending a registered letter that must reach Olivetti within 3 days of the date of the shareholders' meeting that approved the Merger if sent by shareholders who were present at the meeting and voted against the resolution or within 15 days of the filing of the resolution with the Company Register if sent by shareholders who were not present at the meeting. The date on which letters are received by Olivetti will count and not the date on which they were sent; it is therefore up to the shareholders wishing to withdraw to ensure compliance with the above-mentioned time limit since Olivetti takes no responsibility for transmission or delivery delays due to causes beyond its control.

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

For the purpose of legitimizing the exercise of the right of withdrawal, shareholders must also send Olivetti an appropriate certification, issued by an authorized intermediary pursuant to the provisions governing dematerialized financial instruments deposited with a central securities depository, attesting in particular the ownership of the company's shares from the date of the merger resolution. To this end shareholders will be considered to be eligible who, having acquired Olivetti shares on the stock exchange, also took delivery of them in the related settlement before the start of the shareholders' meeting. For the purpose of establishing entitlement to the right of withdrawal, Olivetti shareholders must be such on the date of the shareholders' meeting and remain such until the right is exercised. As provided for by the regulations in force, when certifications are issued the shares will be frozen by the intermediary in question until they are redeemed.

Olimpia S.p.A. has announced that it will not exercise its right of withdrawal.

The amount due to Olivetti shareholders who exercise the right of withdrawal will be based on the price per share calculated as the mean of the daily official prices in the six months preceding the date the merger resolution is adopted and will be announced in the shareholders' meeting called to approve the Merger. Olivetti will inform shareholders in good time, as laid down by law, regarding the procedure and time limits for exercising the right of withdrawal by publishing appropriate notices in at least three newspapers with a national circulation, of which one must be a financial newspaper.

The Olivetti shareholders who exercise their right of withdrawal will be entitled to have their shares redeemed from the date on which the Merger becomes effective, with the consequent right to be paid interest at the legal rate from such date.

Accordingly, at the time the Merger becomes effective for civil law purposes and simultaneously with the exchange of shares for the Olivetti shareholders who did not exercise the right of withdrawal, Olivetti will redeem and cancel the shares of the shareholders who exercised the right of withdrawal, with the related payment planned at the latest within 90 days of the date on which the Merger becomes effective.

The sums due to the shareholders who exercise the right of withdrawal will be taxable profit for any part exceeding the subscription or purchase price paid for the shares Olivetti cancels (Article 44(3) of the Italian "Income Tax Code").

In the event that shareholders who are natural persons but not entrepreneurs or qualified shareholders are assigned reserves other than capital reserves, even if they were previously classified as share capital, the intermediary participating in the Monte Titoli S.p.A. central securities depository (or foreign central securities depositories participating therein) is required to apply the 12.50% tax in lieu of income tax pursuant to Article 27-ter, paragraph 1, of Presidential Decree 600/1973.

If, instead, the above-mentioned reserves were used to redeem non-residents, the tax in lieu of income would be 27%, without prejudice to the rate reduction provided for in double taxation agreements.

In the event that shareholders who are natural persons are qualified shareholders or, not being qualified shareholders, elect not to be subject to the tax in lieu of income referred to above, the taxable profit must be indicated in their tax returns for an amount equal to the difference between the withdrawal consideration and the subscription or purchase price for the shares Olivetti cancels and will be subject to personal income tax (Irpef) or separate taxation. At all events, for the part of the taxable profit determined in this way corresponding to the reserves, other than capital reserves, attributable to shareholders in relation to the shares cancelled, a tax credit on the dividends will be recognized up to the amount of the taxes referred to in Articles 105(1)(a) and 105(1)(b) of the Italian "Income Tax Code".

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

2.1.2 (e) Right of withdrawal for Telecom Italia shareholders

Olivetti's ordinary shares are listed on MTA (and the Frankfurt Stock
Exchange).

The absorbing company will continue to list the ordinary shares on MTA upon completion of the Merger. Moreover, provision has been made for the Merger to be subject to the listing on MTA of the savings shares to be assigned in exchange to holders of Telecom Italia savings shares at the date the Merger becomes effective.

Thus, there are no legal grounds for Telecom Italia shareholders to exercise the right of withdrawal referred to in Article 131 of the Consolidated Law.

As noted above, the Company Resulting from the Merger will have the same corporate purpose as Telecom Italia has today. Consequently, the shareholders of Telecom Italia will not have the right to exercise the right of withdrawal referred to in Article 2437 of the Civil Code.

2.1.2 (f) Bylaw amendments

It is intended that the Company Resulting from the Merger should adopt new bylaws that will be largely the same as the current bylaws of Telecom Italia. The amended bylaws will come into force on the date that the Merger becomes effective, pursuant to Article 2504-bis of the Civil Code and the merger plan, to which a copy of the new bylaws is attached (see Annex III).

Name of the company

Upon completion of the Merger the Company Resulting from the Merger will change its name to "Telecom Italia S.p.A.", with the consequent amendment of Article
1 of the bylaws and of the other articles in which the name of the company appears. The change meets the need to make the name of the Company Resulting from the Merger consistent with the new organizational structure and the nature of the activities it will acquire and perform at the end of the Merger, although the intention is to continue to capitalize on the historic name of "Olivetti", by itself or together with the other Group marks. The Company Resulting from the Merger will be able to go on using its own corporate marks as well as those of Telecom Italia.

Registered office

Article 2 of the bylaws, concerning the registered office, will be amended to make Telecom Italia's present registered office at 2 Piazza degli Affari, Milan, the registered office of the Company Resulting from the Merger. The Company Resulting from the Merger will have its headquarters at 41 Corso d'Italia, Rome. Ivrea will continue to be the strategic headquarters for the activities of the Olivetti Group headed by Olivetti Tecnost.

Corporate purpose

Upon completion of the Merger, the Company Resulting from the Merger will have taken over Telecom Italia's current corporate purpose en bloc, with the integral substitution of Article 3 of Olivetti's current bylaws. For more details, see Section 2.1.2(d).

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

Share capital

Article 5 of the bylaws of the Company Resulting from the Merger, concerning the share capital, will incorporate a series of amendments to take account, in particular, of the redistribution and the assignment of the shares issued for the purpose of the exchange and of the adjustments necessary, in the light of the new amount of the share capital following the merger, for the conversion of the convertible bonds and the exercise of the warrants issued by Olivetti and for the stock-option plans approved by Olivetti and Telecom Italia. In more detail, Article 5 of the bylaws will be amended as follows:

a) a new maximum amount of Euro 492,726.30 will be established for the variable capital increase for the exercise of the options already assigned by Olivetti under the "Three-year Stock Option Plan 2002-2004" the increase to be carried out by 15 December 2004, with an update of up to a maximum of 895,866 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Olivetti shareholders in the context of the Merger, at a price of Euro 3.308 per option held;

b) a new maximum amount of Euro 10,743,649.40 will be established for the variable increase in capital for the exercise of the options already assigned by Olivetti under the "Three-year Stock Option Plan Feb-ruary 2002 December 2004", the increase to be carried out by 31 December 2004, with an update of up to a maximum of 19,533,908 shares of the Company Resulting from the Merger with a par value of Euro 0.55 to be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Olivetti shareholders in the context of the Merger, at a price of Euro 2.515 per option held;

c) a new maximum amount of Euro 103,622,863.85 will be established for the increase in capital for the exercise of the "Warrants for Olivetti ex Tecnost ordinary shares 1999-2004", the increase to be carried out by 20 June 2004, with an update of up to a maximum of 188,405,207 shares of the Company Resulting from the Merger with a par value of Euro 0.55 to be offered to the holders of the above-mentioned warrants on the basis of the exchange ratio for Olivetti shareholders in the context of the Merger, at a price already fixed by the governing bodies of Olivetti and included in the warrant terms;

d) a new maximum amount of Euro 180,568,488.10 will be established for the variable capital increase for the conversion of the "Olivetti 1.5% 2001-2004 convertible bonds with repayment premium" already issued by Olivetti, the increase to be carried out by 1 January 2004, with an update of up to a maximum of 328,306,342 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, reserved for the holders of the above-mentioned bonds at a conversion ratio equal to the exchange ratio for Olivetti shareholders in the context of the Merger;

e) a new maximum amount of Euro 892,681,820.80 will be established for the variable capital increase for the conversion of the "Olivetti 1.5% 2001-2010 convertible bonds with repayment premium" already issued by Olivetti, the increase to be carried out by 1 January 2010, with an update of up to a maximum of 1,623,057,856 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, reserved for the holders of the above-mentioned bonds at a conversion ratio equal to the exchange ratio for Olivetti shareholders in the context of the Merger.

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

The Company Resulting from the Merger will also have to take over Telecom Italia's stock-option plans and will therefore have to honour the stock options already assigned thereunder. To this end, Olivetti will approve corresponding increases in capital permitting the issue in relation to such stock options of a number of shares updated in accordance with the exchange ratio and the assignment ratio provided for in the merger plan, while the exercise price will remain unchanged. In other words, the owner of Telecom Italia stock options will maintain the right to subscribe, at the price already fixed, not for the original number of Telecom Italia shares but the larger number of shares of the Company Resulting from the Merger established on the basis of the assignment ratio. Naturally, the exact quantification of the new quantities that can be subscribed will be possible only when, at the time the merger instrument is signed, the assignment ratio is established. At all events, the ratio of the shares obtainable on the basis of the foregoing calculations to the number of shares currently obtainable will be exactly the same as the "natural" exchange ratio (1 to 7).

Specifically, Olivetti will approve an increase in capital of up to a maximum amount of Euro 261,956,575.10 in total by means of the issue of up to a maximum of 476,284,682 shares with a par value of Euro 0.55 each, divided into the following variable tranches:

a) a tranche of up to a maximum of Euro 21,969,104.30 for the exercise of the options already assigned by Telecom Italia under the "Stock Option Plan 1999", to be implemented by 31 January 2005 by the issue of up to a maximum of 39,943,826 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the Merger, at a price of Euro 6.79 per option held;

b) a tranche of up to a maximum of Euro 53,421,890.50 for the exercise of the options already assigned by Telecom Italia under the "Stock Option Plan 2000", to be implemented by 30 July 2008 by the issue of up to a maximum of 97,130,710 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the Merger, at a price of Euro
     13.815 per option held;

c) a tranche of up to a maximum of Euro 84,158,927.60 for the exercise of the options already assigned by Telecom Italia under the "Stock Option Plan 2001", to be implemented by 30 April 2008 by the issue of up to a maximum of 153,016,232 shares with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the Merger, at a price of Euro 10.488 per option held;

d) a tranche of up to a maximum of Euro 30,600,889.00 for the exercise of the options already assigned by Telecom Italia under the "Stock Option Plan Top 2002", to be implemented by 28 February 2010 by the issue of up to a maximum of 55,637,980 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the Merger, at a price of Euro 9.203 per option held;

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

e) a tranche of up to a maximum of Euro 71,805,763.70 for the exercise of the options already assigned by Telecom Italia in three distinct lots under the "Stock Option Plan 2002", to be implemented for the three lots by respectively 31 March 2008, 31 March 2009 and 31 March 2010 by the issue of up to a maximum total of 130,555,934 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the Merger, at a price for the three lots of respectively Euro 9.665, Euro 7.952 and Euro
     7.721 per option held.

Other amendments to the bylaws

The bylaws that will be adopted by the Company Resulting from the Merger will include an article (Article 6) with the provisions applicable to the savings shares that will be issued by the Company Resulting from the Merger. In accordance with Article 145 of the Consolidated Law, the new version of the article will specify the substance of the preferential rights attaching to the savings shares issued for the purpose of the exchange, the related conditions, limits and procedures for the exercise thereof, and will describe the legal treatment of this class of shares in the event of the delisting of the ordinary or savings shares of the Company Resulting from the Merger. The preferential rights of the savings shares to be issued in exchange will be the same as those of the Telecom Italia savings shares, including the possibility of satisfying the rights attaching to them by distributing reserves, whose introduction in the Telecom Italia bylaws, with immediate effect, will be proposed at the shareholders' meeting called to approve the Merger.

As regards corporate governance, the bylaws of the Company Resulting from the Merger will provide for a Board of Directors with not less than 7 and not more than 23 members, appointed by means of a slate mechanism taken over in large part from Telecom Italia's current bylaws (see the text of the bylaws attached to the merger plan; Annex III).

Lastly, it should be noted that Article 5 of Telecom Italia's current bylaws contains clauses that give the Minister for the Economy and Finance certain special powers, to be exercised in agreement with the Minister for Productive Activities, in application of Article 2 of Law 474/1994. These powers, which include the right to veto the adoption of merger resolutions and amendments to the bylaws that would suppress or alter the powers themselves, were introduced into Telecom Italia's bylaws under a Decree of the Prime Minister dated 21 March 1997 in the light of the sector of the company's operations (telecommunications) and with a view to its privatization.

Following the meeting of its Board of Directors on 11 March 2003, Telecom Italia requested that the Minister for the Economy and Finance indicate whether he intended to exercise the powers in question. The Minister for the Economy and Finance has informed Telecom Italia that he is of the view that the conditions do not exist for the exercise of his veto power in the event of the adoption by Telecom Italia's shareholders' meeting of the merger resolution. As regards the question of the presence in the bylaws of the Company Resulting from the Merger of the clauses giving the special powers, the Minister for the Economy and Finance has indicated that he considers it necessary to maintain the power of assenting to the acquisition of major shareholdings in the company's capital and the power of veto as set out in the current bylaws of Telecom Italia. The Minister for the Economy and Finance also stated that he had reached agreement with the Minister for Productive Activities on the decisions regarding these questions.

                            41 |  Information Document

The bylaws of the Company Resulting from the Merger submitted to the shareholders' meetings of the companies participating in the merger for their approval contain the special powers specified above.

2.1.2 (g) Date from which Telecom Italia's transactions will be recorded, for tax purposes as well, in the accounts of Olivetti

In accordance with Article 2504-bis, second paragraph, of the Civil Code, the Merger will become effective on the date of the last filing of the merger instrument provided for in Article 2504 of the Civil Code, or on such later date as may be specified in that instrument.

The newly-issued shares of the Company Resulting from the Merger will have regular dividend rights. In accordance with the combined effect of Articles 2504-bis, third paragraph, and 2501-bis, first paragraph, point 6, of the Civil Code, the transactions of Telecom Italia will be recorded in the accounts of the Company Resulting from the Merger starting from 1 January of the year in which the merger becomes effective and thus, according to the planned timetable, from 1 January 2003, for tax purposes as well, in accordance with
Article 123(7) of Presidential Decree 917/1986 (the "Income Tax Code"). Consequently, on the date the Merger becomes effective, the Company Resulting from the Merger will assume all Telecom Italia's assets, rights and obligations, including, but not limited to, all its tangible and intangible fixed assets, movable and immovable property, licences, authorizations, franchises, securities, current account assets and liabilities, loans, equity investments, insurance policies, labour contracts and every other contractual instrument.

2.1.2 (h) Tax effects of the Merger on Olivetti and Telecom Italia under Italian law

Tax neutrality

Pursuant to Article 123 of the Income Tax Code and Article 27(1) of Law 724/1994, mergers are transactions that do not give rise to the realization or distribution of capital gains or losses in respect of the assets of the company being absorbed.

Merger differences

The Merger will make it necessary to include specific items in order to achieve accounting balance between the assets and liabilities following the unification of the patrimonies of the companies involved in the Merger. As mentioned earlier, in fact, the Merger will give rise to a cancellation deficit and it is reasonable to expect that an exchange surplus will emerge.

An exchange surplus does not constitute taxable income for the absorbing company.

On the other hand, the cancellation deficit will be allocated to Telecom Italia's assets (in particular to its holding of TIM shares, stated at cost) and any difference will be included under "goodwill".

Under Article 6(1) of Legislative Decree 358/1997 such revaluations may also be recognized for tax purposes if the 19% tax in lieu of income tax is paid. Pursuant to paragraph 2 of the same article, revaluations in connection with merger deficits may be recognized for tax purposes, even in the absence of payment of the tax in lieu of income tax, if and to the extent that the equity investments cancelled led to the previous owners being taxed on the resulting capital gains, net of the related capital losses and writedowns.

                            42 |  Information Document

Reserves with tax deferred

The reserves with tax deferred shown in the latest financial statements of the company being absorbed will be included in the income of the absorbing company if and to the extent that they are not reconstituted in its accounts.

This rule does not apply to reserves that are taxable only if they are distributed (e.g. revaluation reserves), which have to be reconstituted in the balance sheet of the absorbing company only if there is a merger surplus or an increase in capital that exceeds the total capital of the companies participating in the merger, net of the parts of the capital of each company they already held. In this case the reserves will be included in the income of the absorbing company in the event of a subsequent distribution of the surplus or reduction in capital because it is surplus to requirements.

The reserves already allocated to capital by the company being absorbed are considered to be transferred to the capital of the absorbing company and form part of its income in the event of a reduction in capital because it is surplus to requirements.

Effects on the shareholders of the company being absorbed

The exchange of the shares of the company being absorbed for shares of the absorbing company is not material for tax purposes since for the shareholders it does not constitute the realization of the cancelled shares.

The cost of the cancelled shares for tax purposes is automatically transferred to the new shares received in the exchange.

2.1.3 Forecasts of the composition of major shareholders and of the control structure of the absorbing company following the Merger

On 15 April 2003 the shareholders of Olivetti listed in the table below were found, on the basis of the shareholders' register and the notifications of major shareholdings pursuant to Article 120 of the Consolidated Law, to possess more than 2% of the company's capital:

                                                    Number of                            %
Shareholders                             ordinary shares held    of ordinary share capital
--------------------------------------  ---------------------  ---------------------------
Olimpia S.p.A. *                                2,524,127,813                        28.54%
Caisse des Depots et Consignations **             389,200,000                         4.40%
Assicurazioni Generali S.p.A. ***                 334,842,996                         3.79%
Olivetti International S.A. ****                  211,931,328                         2.40%
Mediobanca S.p.A.                                 210,723,954                         2.38%
--------------------------------------  ---------------------  ---------------------------

* The number of Olivetti ordinary shares held by Olimpia S.p.A. has increased to 2,525,094,364 as the net effect of the early redemption, with the consideration in the form of Olivetti ordinary shares, of Olimpia 1.5% 2001-2007 bonds and the subsequent merger of Holy s.r.l. into Olimpia S.p.A., which became effective on 9 May 2003. The number of Olivetti ordinary shares held by Olimpia S.p.A. on 9 May 2003 corresponds to an interest of 28.55% on the basis of the Olivetti share capital attested on the same day, equal to Euro 8,845,677,947 (divided into 8,845,677,947 ordinary shares with a par value of Euro 1.00 each).
**   Investment held via CDC Ixis Capital Market
***  Investment held through subsidiaries
**** Subsidiary of Olivetti S.p.A. Under Article 2359-bis of the Civil Code, the voting rights of the shares held by Olivetti International S.A. may not be exercised. The number of Olivetti ordinary shares held by Olivetti International S.A. is unchanged.

                            43 |  Information Document

The capital of Olimpia S.p.A. is held as follows: 50.40% by Pirelli S.p.A., 16.80% by Edizione Finance International S.A., 16% by Hopa S.p.A., 8.40% by Unicredito Italiano S.p.A. and the remaining 8.40% by Banca Intesa S.p.A. (formerly IntesaBCI S.p.A.).

On 15 April 2003 the shareholders of Telecom Italia shown in the table below were found, on the basis of the shareholders' register and the notifications of major shareholdings pursuant to Article 120 of the Consolidated Law, to possess more than 2% of the company's capital:

                                   Number of                              %
Shareholders            ordinary shares held      of ordinary share capital
--------------------- ----------------------   ----------------------------
Olivetti S.p.A.                2,891,656,682                         54.94%
--------------------- ----------------------   ----------------------------

Since the Merger will lead to the entry of Telecom Italia's shareholders into the capital of the Company Resulting from the Merger and the consequent absorption of Telecom Italia, the forecasts of the composition of major shareholders at the end of the Merger refer to the Company Resulting from the Merger. The shareholder composition of the Company Resulting from the Merger upon completion of the Merger will be influenced by a series of variables and, in particular, by the number of Conversions, the exercise of Telecom Italia stock options, the number of withdrawals by Olivetti shareholders, and the level of acceptances of the Tender Offer.

The table below shows the foreseeable composition of shareholders with holdings of more than 2% of the ordinary share capital of the Company Resulting from the Merger, assuming withdrawal and Tender Offer prices calculated on the basis of the average prices that could be estimated on 9 May 2003. The withdrawal price for Olivetti shareholders was estimated as the arithmetic mean of the official prices of the Olivetti share between 26 November 2002 and 23 May 2003, with the official price recorded on 9 May 2003 considered as unchanged until 23 May 2003. The Tender Offer prices for Telecom Italia shareholders were estimated as the weighted averages of the official stock exchange prices in the period between 12 March 2003 and 26 May 2003, the day of the third call of the Olivetti shareholders' meeting, with the official price and the volume recorded on 9 May 2003 considered as unchanged until 26 May 2003, plus a premium of 20%. Specifically, it is assumed: (i) that there are no Conversions (apart from those deriving from applications received by 15 April 2003) and that no Telecom Italia stock options are exercised; (ii) that withdrawals involve 5% or 25% of the shares held by shareholders other than Olimpia S.p.A. and that the price is equal to Euro 0.9996, giving a total outlay of about Euro 305 million and Euro 1,527 million, respectively; and (iii) that the Tender Offer is made at a price of Euro 7.958 per Telecom Italia ordinary share and Euro 4.812 per savings share, giving a total outlay of about Euro 8,695 million and about Euro 7,473 million, respectively, so that the Tender Offer is made for, respectively, about 16.8% or 14.4% of the ordinary shares and savings shares in the event of full acceptance.
                                                    % of                 % of
                                          ordinary share        ordinary share
                                        capital assuming      capital assuming
Shareholders                              5% withdrawals       25% withdrawals
-------------------------------------   ----------------      ----------------
Olimpia S.p.A. *                                   13.35%                13.60%
Caisse des Depots et Consignations **               2.06%                 2.10%
-------------------------------------   ----------------      ----------------
* Using the number of Olivetti ordinary shares held by Olimpia on 9 May 2003, equal to 2,525,094,364, the percent held by Olimpia in the cases of 5% and 25% withdrawals remains unchanged at 13.35% and 13.60%, respectively.
**   Investment held via CDC Ixis Capital Market


                            44 |  Information Document

In any event, it is foreseeable that no single shareholder will have control of the Company Resulting from the Merger, which will be fully contestable.

2.1.4 Effects of the Merger on shareholders' agreements falling within the scope of Article 122 of the Consolidated Law involving the shares of the companies participating in the Merger

On 22 September 2002 notices were published in the Italian press with extracts from the following share-holders' agreements:

-    between Pirelli S.p.A. and Edizione Holding S.p.A.

- Edizione Finance International S.A., concluded on 7 August 2001 and subsequently amended;

- among Pirelli S.p.A., Unicredito Italiano S.p.A. and IntesaBCI S.p.A., concluded on 14 September 2001 and subsequently amended.

On 1 March 2003 the content of the preliminary agreement concluded on 21 February 2003 among Pi-relli S.p.A., Edizione Finance International S.A. / Edizione Holding S.p.A., Banca Intesa S.p.A., Unicredito Italiano S.p.A., Olimpia S.p.A. and Hopa S.p.A. was also published. One of the purposes of the agreement was to allow Hopa S.p.A. to become a shareholder of Olimpia S.p.A.

Extracts of the above-mentioned shareholders' agreements are attached to this Information Document (Annex XVII).

The parties to the shareholders' agreements falling within the scope of Article 122 of the Consolidated Law that concern the companies participating in the Merger have not sent any notification concerning the possible effects of the Merger on such agreements.

2.2 Aims of the Merger

The Merger is part of the reorganization aimed at creating value for Telecom Italia shareholders, launched in July 2001 and carried out through an industrial and financial restructuring with positive results despite the crisis in the stock markets and the telecommunications sector.

The strategic objective of creating value for Telecom Italia shareholders involved the identification of a series of actions and initiatives. In particular, industrial restructuring and refocusing on the core business -- completed earlier than had been announced to the financial community, in September 2001, and in line with Telecom Italia's Business Plan -- also involved the disposal of a number of non-strategic assets (such as the equity interests in Auna, Telemaco Immobiliare, Bouygues Decaux Telecom, Mobilkom Aus-tria, Telekom Austria, Telespazio, Sogei and Lottomatica) and enabled the Telecom Italia Group to:

o improve its operating result, which rose on a consolidated basis by 10.6% to Euro 7.4 billion in 2002, and

o reduce total consolidated net debt from Euro 21.9 billion at 31 December 2001 to Euro 18.1 billion at 31 December 2002.

In addition, Olivetti refinanced some of its borrowings in order to improve the maturity profile of its debt.

The completion of the above-mentioned restructuring of the activities of the Telecom Italia Group, together with the improvement in Olivetti's financial situation, now makes it possible to take the further

                            45 |  Information Document
step of simplifying the Olivetti-Telecom Group's corporate structure, in accordance with the market's expectations, by merging Telecom Italia into Olivetti. As a consequence of the Merger, the shareholders of the companies participating in the Merger will be able to benefit fully from the increase in value deriving from the implementation of the Business Plan.

Currently, Telecom Italia is majority controlled by Olivetti and the latter has a major shareholder - Olimpia S.p.A. - with a 28.55% interest in its share capital. The Merger will lead to the Company Resulting from the Merger being significantly more contestable since, upon completion of the Merger, the holding of the present relative majority shareholder of Olivetti will be reduced, with a consequent increase in the security's liquidity and in the reasons for the market to view it favourably, to the benefit of all the shareholders. Naturally, the size of Olimpia S.p.A.'s holding in the Company Resulting from the Merger will depend on a series of factors such as the number of Conversions (as defined in Section 2.1.2(c)), the number of Telecom Italia stock options exercised, the number of withdrawals by Olivetti shareholders and the number of acceptances of the Tender Offer (see Section 2.1.3).

The Merger will also bring a major simplification in the structure of the Group. Among other things, the integration of corporate functions will ensure faster decision-making in the context of an organizational structure comparable to that of the leading international operators.

The Merger is also intended to optimize financial and income flows within the Group through more efficient management of Group debt and more effective use of financial leverage. In fact the Merger as a whole will also make it possible to attain a more efficient financial structure, with an increase in debt capital, which has a lower net cost than equity capital. It is also likely that these effects will lead to an improvement in the creditworthiness of the Company Resulting from the Merger, which, in turn, could lead to a more favourable rating and a reduction in the cost of future debt.

It needs to be stressed that the increase in overall debt following the Merger will result in the debt reaching a level (i) in line with or better than that of other companies of comparable size operating in the sector in Europe, and
(ii) consistent and compatible with Telecom Italia's range of activities and the prospective cash flows deriving from the implementation of the Business Plan. Debt is projected to decline in the 18-24 months from the completion of the Merger through the utilization of the proceeds of the sales of other non-strategic assets. Furthermore, the Company Resulting from the Merger will also benefit from the positive effects of unified debt management in terms of the lengthening of maturities and optimal correlation with corporate requirements.

At the same time, the Merger is intended to improve the tax efficiency of the Company Resulting from the Merger under the current tax rules, through the faster and more complete recovery of the potential tax benefits arising from the value adjustments to equity interests decided at the time of the approval of Olivetti's draft financial statements for 2002.

Moreover, despite the increase in debt, which will only be temporary as explained above, the Company Resulting from the Merger is expected to continue to generate profits and to adopt a dividend-distribution policy that will ensure Telecom Italia's present shareholders receive a total amount of dividends at least on a par with the current level.

                            46 |  Information Document

2.2.1 Aims of the Merger with special reference to operating objectives

The companies participating in the Merger have agreed on the operating objectives for the Company Resulting from the Merger. They are basically the same as those of Telecom Italia, adopted by the Board of Directors on 13 February 2003, which in turn confirm the guidelines and objectives of the Business Plan for 2002-04. With specific regard to Olivetti, it should be noted that Olivetti Tecnost is basically neutral in terms of its impact on the operating result.

However, the Merger will result in a merger deficit (deriving from the share cancellations), any portion of which not assigned to Telecom Italia assets (specifically equity interests) will be amortized over a period of 20 years. The updated objectives take account of this additional portion of amortization.

The updated objectives also consider the financial charges associated with Olivetti's present debt and the effect of the tax asset connected with the value adjustments made in Olivetti's and Telecom Italia's draft financial statements for 2002. In addition to the proceeds of the disposals already envisaged by the Business Plan (Telekom Austria, Operazioni Real Estate), the targets include those from the disposal of the company into which the Business Directories, Directory Assistance and Business Information business segments of Seat Pagine Gialle S.p.A. are to be spun off.

The following table summarizes the above considerations on a consolidated basis and clearly shows the sustainability of the commitments entered into for the future.

                                                                     Objectives of the Company Resulting
                                                    Olivetti 2002      from the Merger on a consolidated
Billions of euros               consolidated financial statements     basis (*) CAGR (o) 2002-2005 (***)
------------------------------  ---------------------------------     ----------------------------------
Sales and service revenues                                   31.4                               4 - 4.5%
Gross operating profit                                       14.0                               5 - 5.5%
   % of sales                                                44.6%
Operating income                                              6.0                               8 - 8.5%
   % of sales                                                19.1%
                                                                                    Cumulative 2003-2005
Free cash flow                                                8.6                                     29
Net financial position(**)                                   33.4                            34.3 (****)
------------------------------  ---------------------------------     ----------------------------------

(*)    Assuming zero withdrawals, fully diluted.
(**) The net financial position does not take account of the commitment to purchase Seat shares (in December 2005) from Aldermanbury Investment Limited (formerly Chase Equities Limited), equal to Euro 2,417 million.
(***)  The scope of the consolidation is the same.
(****) At 31 December 2004.
(o)    Compound average growth rate.

2.2.2 Plans drawn up by the companies participating in the Merger with special reference to the outlook for operations and to restructurings and/or reorganizations

Following the Merger the Company Resulting from the Merger will continue to implement the strategies pursued to date by Olivetti and Telecom Italia in line with the Business Plan, above all with the aim of creating value by putting to good use the Group's assets and distinctive skills and by strengthening the financial structure in order to sustain growth (for more details, see Section 2.1.1(b)).

                            47 |  Information Document

2.3 Documents made available to the public and the places in which they can be consulted

This Information Document and the documents referred to in Article 2501-sexies, first paragraph, points 1) and 3), and Article 70(1) of the Consob Regulation have been made available to the public. They can be consulted by anyone who applies at the registered office of Olivetti (77 Via Jervis, Ivrea), at the registered office of Telecom Italia (2 Piazza degli Affari, Milan) and its headquarters (41 Corso d'Italia, Rome), and at the registered office of Borsa Italiana S.p.A. (6 Piazza degli Affari, Milan). They have also been posted on the Internet at www.olivetti.it and www.telecomitalia.it.

                            48 |  Information Document

3. Significant effects of the Merger

3.1 Significant effects of the Merger on the key factors that influence and characterize the activity of the companies participating in the Merger and the type of business engaged in

At the end of the Merger the Company Resulting from the Merger will adopt Telecom Italia's current corporate purpose. Among other things, this innovation is necessary in order for it to take over the licences currently held by Telecom Italia for the supply of public telecommunications services.

Upon completion of the Merger there will also have been a major change in the business of the absorbing company, Olivetti, which will be transformed from a holding company into an operating company with numerous licences and administrative authorizations and operations in regulated markets, so that its corporate purpose must include the supply of the services for which such authorizations and franchises have been granted.

For the shareholders of Telecom Italia, the Merger will not bring any changes in the sectors of activity in which they have invested since, as explained earlier, the Company Resulting from the Merger will continue to perform the activities currently performed by Telecom Italia without interruption.

3.2 Implications of the Merger for the strategies concerning business and financial dealings between Group companies or the centralized supply of services

The Merger will not lead to significant changes in the business and financial dealings between companies belonging to the group headed by the Company Resulting from the Merger or in the centralized supply of services.

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                            50 |  Information Document

4. Economic and financial performance of the Telecom Italia Group

4.1 Comparison of the reclassified consolidated income statements and balance sheets of the Telecom Italia Group for 2002 and 2001 and accompanying notes

Form and content

The layouts of the reclassified income statements and balance sheets shown below are consistent with those used by Telecom Italia in the report on operations submitted with the consolidated annual accounts to discuss the Group's economic performance and financial position.

Scope of the consolidation

The consolidation includes the Italian and foreign companies in which the Telecom Italia holds a majority of voting rights, and all other companies in which it exercises a dominant influence. As permitted by law, subsidiaries that are not material either individually or taken together are excluded from the consolidation.

The companies in which Telecom Italia holds between 20% and 50% of the voting capital (including jointly controlled companies) and companies in which it exercises a significant influence have normally been accounted for using the equity method.

The changes in the scope of the consolidation during 2002 did not materially affect the economic and financial data with respect to 31 December 2001. Among the most important changes it is worth noting the exit of the 9Telecom and Telespazio groups, together with Sogei S.p.A. and Consiel S.p.A., and the entry of the Webegg group and Blu S.p.A.

4.1.1 Reclassified Telecom Italia Group income statements for 2002 and 2001 and accompanying notes

In 2002 the Telecom Italia Group recorded a consolidated net loss of Euro 322 million (net income of Euro 297 million before minority interest). In 2001 the Group had recorded a consolidated net loss of Euro 2,068 million (a net loss of Euro 1,658 million before minority interest).

The result before tax in 2002 was a loss of Euro 419 million, an improvement of Euro 314 million compared with the previous year owing:

     o to the significant improvement in operating income (+Euro 707 million);

     o to the increase in net investment and financial income (expense) (+Euro 1,792 million);

     o to the deterioration in net extraordinary income (expense) (-Euro 2,185 million), which was primarily due to the increase in provisions and writedowns in respect of equity investments and goodwill (Euro 6,237 million in 2002, as against Euro 2,984 million in 2001), which was only partially offset by the larger capital gains on disposals of equity investments, business segments, fixed assets and intangibles (Euro 2,413 million in 2002, as against Euro 392 million in 2001).

                            51 |  Information Document

Reclassified consolidated income statements of the Telecom Italia Group for 2002 and 2001

(in millions of euros)                                           2002      2001
------------------------------------------------------------  -------   -------
A. Sales and service revenues                                  30,400    30,818
   Changes in inventories of work in progress, semi-finished
   and finished goods                                               2         -
   Changes in inventory of contract work in process               (42)     (115)
   Increases in capitalized internal construction costs           675       581
   Operating grants                                                19        24
------------------------------------------------------------  -------   -------
B. Standard production value                                   31,054    31,308
   Raw materials and outside services (*)                     (12,558)  (13,042)
------------------------------------------------------------  -------   -------
C. Value added                                                 18,496    18,266
   Labour costs (*)                                            (4,532)   (4,647)
------------------------------------------------------------  -------   -------
D. Gross operating profit                                      13,964    13,619)
   Depreciation and amortization                               (5,877)   (6,275)
   Of which: goodwill                                            (844)   (1,022)
   Other valuation adjustments                                   (599)     (455)
   Provisions to reserves for risks and charges                  (153)     (278)
   Net other income (expense)                                      46        63
------------------------------------------------------------  -------   -------
E. Operating income                                             7,381     6,674
   Net investment and financial income                         (2,163)   (3,955)
   Of which: value adjustments                                   (682)   (1,956)
------------------------------------------------------------  -------   -------
F. Income before extraordinary items and taxes                  5,218     2,719
   Net extraordinary income (expense)                          (5,637)   (3,452)
------------------------------------------------------------  -------   -------
G. Income before taxes                                           (419)     (733)
   Income taxes                                                   716      (925)
------------------------------------------------------------  -------   -------
H. Net income (loss) before minority interest                     297    (1,658)
   Minority interest                                             (619)     (410)
------------------------------------------------------------  -------   -------
I. Net income (loss)                                             (322)   (2,068)
============================================================  =======   =======
(*) Reduced by related cost recoveries.


Notes to the reclassified consolidated income statements for 2002 and 2001

Sales and service revenues amounted to Euro 30,400 million, down by 1.4% on 2001. Excluding the effects of exchange rate movements (Euro 763 million) and of changes in the scope of the consolidation (Euro 755 million), there was growth of 3.8%. The most important changes in the scope of the consolidation were the exit of the 9Telecom group and of Sogei S.p.A. (included for the first six months of 2002) and that of the Telespazio group (from 1 October 2002).

Revenues benefited from the positive contribution of the Mobile business unit and the increase in those generated by the Internet & Media business unit. On the other hand there was a decline in the contribution of the Domestic Wireline business unit, which saw traffic revenues decline by 6% (Euro 533 million), despite a 2.4% rise in minutes, since this was accompanied by an 8.3% reduction in the average return on retail and wholesale traffic. The downturn was offset in part by the rise in basic charges and activation fees.

Gross operating profit amounted to Euro 13,964 million, up by 2.4% (Euro 345 million) on 2001. As a ratio to revenues, it rose from 44.2% to 45.9%. Excluding the effects of exchange rate movements (Euro

                            52 |  Information Document

186 million) and of changes in the scope of the consolidation (Euro 120 million), there was growth of 4.9% (Euro 651 million).

More specifically, the ratio to revenues for the Domestic Wireline business unit rose from 45.1% to 46.8%, while that of the Mobile business unit remained above 46%.

In more detail, the gross operating profit in 2002 was affected by:

o Raw materials and outside services, which decreased by 3.7% to Euro 12,558 million, primarily as a result of actions taken to raise efficiency. As a ratio to revenues, this item declined from 42.3% to 41.3%.

o Labour costs, which decreased by 2.5% (Euro 115 million) to Euro 4.532 million; apart from the effect of change in the scope of the consolidation, the decrease reflected the reduction in the staff of the Parent Company, Telecom Italia, from 61,081 at 31 December 2001 to 54,705 at 31 December 2002. At 14.9% the ratio of this item to revenues was in line with the result for the previous year.

At 31 December 2002 the staff of the Telecom Italia Group numbered 101,713, compared with 109,956 at 31 December 2001. Of the total reduction turnover accounted for 5,360 (the balance of 12,567 terminations and 7,207 hirings) and the changes in the scope of the consolidation for 2,883.

The most important changes in staff numbers due to those in the scope of the consolidation were the exit of the 9Telecom group (-1,003), the disposal of the Telespazio group (-1,168) and the exit of Sogei and Consiel (-1,538 in total) and the entry of Blu (+618) and the Webegg group (+719).

Operating income amounted to Euro 7.381 million, an increase of 10.6% (Euro 707 million). As a ratio to revenues, it improved from 21.7% to 24.3%. Excluding the effects of exchange rate movements and of changes in the scope of the consolidation, the increase was 9.9%.

The increase in absolute terms benefit both from the rise in gross operating income and from the fall in depreciation and amortization.

In particular:

o Depreciation and amortization fell by Euro 398 million, from Euro 6.275 million to Euro 5.877 million, as detailed below:

                                             2002         2001          Change
(in millions of euros)                        (a)          (b)          (a - b)
-------------------------------------------  -----        -----         -------
Fixed assets                                 3,783        4,034           (251)
Intangibles                                  2,094        2,241           (147)
of which: goodwill                             844        1,022           (178)
-------------------------------------------  -----        -----         -------
Total depreciation and amortization          5,877        6,275           (398)
===========================================  =====        =====         =======


The reduction of Euro 178 million in the amortization of goodwill was mostly due to the writedowns made in 2001.

The ratio of depreciation and amortization to revenues declined from 20.4% to 19.3%.

o Other valuation adjustments increased by Euro 144 million, from Euro 455 million to Euro 599 million. They were mainly in respect of receivables from customers and served to bring these into line with their estimated realizable value. The main contributions to this item came from Telecom Italia (Euro 356 million), Gruppo Seat Pagine Gialle (Euro 57 million), TIM (Euro 51 million) and Gruppo Entel Chile (Euro 40 million).

                            53 |  Information Document

o Provisions to reserves for risks and charges decreased by Euro 125 million, from Euro 278 to Euro 153 million, partly owing to the Euro 54 million provision made in 2001 for the closure of the Astrolink supply contract.

o Net other income declined from Euro 63 million to Euro 46 million and comprised the amounts charged by TLC companies to customers in respect of arrears (Euro 106 million, as against Euro 112 million), the portions of capital grants that became available (Euro 65 million, as against Euro 73 million), indirect taxes and duties (Euro 115 million, as against Euro 120 million), costs in connection with the management of receivables (Euro 60 million, as against Euro 37 million) and the net capital losses on disposals of fixed assets and intangibles (Euro 30 million, as against Euro 17 million).

Net investment and financial income, comprising:

                                               2002       2001      Change
(in millions of euros)                          (a)        (b)      (a - b)
------------------------------------------- -------    -------     --------
Net investment income                            18         154        (136)
Net financial expense                        (1,499)     (2,153)        654
Value adjustments to financial assets          (682)     (1,956)      1,274
------------------------------------------- -------    -------     --------
Total                                        (2,163)     (3,955)      1,792
=========================================== =======    =======     ========

In more detail:

o net investment income refers essentially to dividends received from investee companies; the reduction was due to the lower net gains realized on the listed stocks classified in current assets.

o of the total reduction in net financial expense, Euro 569 million can be ascribed to the provision that was set aside in 2001 for the commitment to purchase Seat Pagine Gialle shares; in 2002, instead, the allocation was recorded in extraordinary expense. The remaining improvement in net financial expense (Euro 85 million) benefited from the Group's lower average debt during the period and lower interest rates and fees, the effects of which were partly offset by adverse exchange rate movements for some South American countries, particularly Venezuela and Brazil.

o value adjustments to financial assets amounted to Euro 682 million and referred to:

     - amortization of goodwill arising at the time of the purchase of the investments in companies accounted for using the equity method amounting to Euro 80 million (Euro 316 million in 2001). The reduction was due to the writeoffs of goodwill taken in the 2001 financial statements;

     - writedowns of securities and investments included in current assets of Euro 176 million (Euro 291 million in 2001) and of long-term securities of Euro 40 million (Euro 49 million in 2001), with a total reduction of Euro 124 million compared with 2001;

     - the Group's share of the equity in the earnings and losses of the unconsolidated companies accounted for using the equity method, which produced a loss of Euro 386 million (Euro 1,300 million in 2001). This refers to the losses of Stream of Euro 246 million (Euro 241 million in 2001), Aria -IS Tim Turchia of Euro 171 million (Euro 334 million in 2001) and a positive balance for the other unconsolidated companies of Euro 31 million.

Moreover, in 2001, this item had included the negative results of the investments in the Nortel Inversora group (Euro 238 million) and the Auna group (Euro 203 million) and Telespazio's writedown of Astrolink

                            54 |  Information Document

(Euro 259 million) following the interruption of the project. The investment in Nortel Inversora, the carrying value of which was prudently written off in the consolidated financial statements for 2001, remained unchanged.

Net extraordinary income (expense), as detailed below:

                                               2002       2001       Change
(in millions of euros)                          (a)        (b)      (a - b)
------------------------------------------- -------    -------     --------
Extraordinary income:
capital gains on disposals of equity
  investments, business segments, fixed
assets and
intangibles                                   2,413        392        2,021
other extraordinary income                      401        460          (59)
------------------------------------------- -------    -------     --------
                                              2,814        852        1,962
------------------------------------------- -------    -------     --------
Extraordinary expense:
writedowns and provisions in respect
  of equity investments and goodwill         (6,237)    (2,984)      (3,253)
expenses and provisions for staff
  cutbacks and layoffs                         (494)      (380)        (114)
expenses charges under Law 58/1992 and
  related social security contribution         (229)      (232)           3
payable to INPS
other extraordinary expense                  (1,491)      (708)        (783)
------------------------------------------- -------    -------     --------
                                             (8,451)    (4,304)      (4,147)
------------------------------------------- -------    -------     --------
Total                                        (5,637)    (3,452)      (2,185)
=========================================== =======    =======     ========


Extraordinary income amounted to Euro 2,814 million and comprised:

o Euro 2,413 million of gains on disposals of equity investments, business segments, fixed assets and intangibles, as detailed below:

     - the sale of the entire 26.89% interest held by the Telecom Italia Group in Auna, realizing a gross gain of Euro 1,245 million, which contributed

     -    net of selling expenses

     - Euro 1,033 million to the consolidated net result of the Telecom Italia Group;

     - the sale of the entire 19.61% interest held by the Mobile business unit in Bouygues Decaux Telecom (BDT), realizing a gross gain of Euro 484 million, which contributed Euro 266 million to the consolidated net result of the Telecom Italia Group;

     - the acceptance of the tender offer for Lottomatica shares by the Information Technology Market business unit (Finsiel group), realizing a gross gain of Euro 133 million (Euro 93 million net of income taxes), which contributed Euro 73 million to the consolidated net result of the Telecom Italia Group;

     - the sale to Telekom Austria (a company in which Telecom Italia International had a 14.78% interest at 31 December 2002) of the entire 25% interest held by the Mobile business unit in the Mobilkom Austria group, realizing a gross gain of Euro 115 million, which contributed 64 million to the consolidated net result of the Telecom Italia Group;

     - the sale of the entire 40% interest held in Telemaco Immobiliare, realizing a gross gain of Euro 110 million, which contributed Euro 64 million to the consolidated net result of the Telecom Italia Group;

     - the sale of the entire 100% interest held in Telespazio, realizing a gross gain of Euro 70 million, which contributed Euro 36 million to the consolidated net result of the Telecom Italia Group;

                            55 |  Information Document

     - the sale of the entire 100% interest held in Emsa and Telimm, and of properties and business segments in connection with the Tiglio project, realizing a total gross gain of Euro 234 million, which contributed Euro 150 million to the consolidated net result of the Telecom Italia Group;

     - the disposal of other equity investments, fixed assets, intangibles and business segments for a total of Euro 22 million.

o    Euro 401 million of other extraordinary income, comprising:

     - prior period income of Euro 131 million arising from the recovery of accrued pre-amortization interest on costs for employee benefit obligations under Law 58/1992 that were paid, with reserve, to INPS up to 1999 - following the close of litigation with a ruling in Telecom Italia's favor;

     - the release of Euro 77 million, primarily to absorb a portion of the reserve for risks and charges set up in 2001 by Telecom Italia to cover the expenses connected with the agreement to sell Stream to News Corporation and Vivendi Universal/Canal+, following the termination of the agreement;

     -    other income of Euro 193 million.

Extraordinary expense amounted to Euro 8,451 million and comprised:

o writedowns for permanent impairments in value and other provisions relating to investments totaling Euro 6,237 million (Euro 2,984 million in 2001), as detailed below:

     - the writedown of goodwill in respect of Seat Pagine Gialle (Euro 1,544 million) and the provision to the reserve for charges to cover the commitment to purchase Seat Pagine Gialle shares (Euro 1,942 million). The writedown and the provision were made on the basis of market value (average market price of ordinary shares for the last six months of 2002) within the framework of Telecom Italia Group's decision to consider the "Directories" business of Seat Pagine Gialle as no longer being of strategic interest. In 2001, with regard to the purchase commitment only, a provision of Euro 569 million had been set aside and included in net investment and financial income (expense);

     - the writeoff of the investment in Aria - IS Tim Turchia (Euro 1,491 million) and the provision to the reserves for risks and charges to cover the Group's exposure with the same affiliated company (Euro 850 million). The provision is commensurate with the guarantees provided by the Group to the international financial institutions that are creditors of Aria - Is Tim and the loan granted directly by the Group;

     - the writedown of other equity investments (Euro 46 million) and goodwill (Euro 321 million, of which Blu accounted for Euro 103 million, Netco Redes for Euro 96 million, Digitel Venezuela for Euro 75 million and other smaller subsidiaries for Euro 47 million);

     - the provision relating to the purchase of an additional stake in Consodata by Seat Pagine Gialle (Euro 43 million).

The writedowns in 2001 had referred to the goodwill relating to consolidated companies (9 Telecom group, Entel Bolivia, Entel Chile group, Maxitel group, Tele Celular Sul group, Tele Nordeste Celular group, Tim Brasil, Med-1 group and some companies in the Seat Pagine Gialle group) and companies valued using the equity method (Globo.com, Solpart Participacoes, Telekom Austria and Nortel Inversora group), as well as other provisions related to investments.

o expenses and provisions totaling Euro 494 million for employee cutbacks and layoffs (of which Euro 379 million borne by Telecom Italia S.p.A.);

o expenses amounting to Euro 155 million under Law 58/1992 to cover employees under the former "Telephone Employees Pension Fund" (FPT) and Euro 74 million for the extraordinary contribution to INPS

                            56 |  Information Document
     to meet the higher financial requirements deriving from the rules of that fund after its incorporation in the general "Employee Pension Fund";

o other extraordinary expense amounting to Euro 1,491 million, as detailed below:

     - the expense incurred in connection with the disposal of the equity investment in the 9Telecom group (Euro 316 million);

     - the loss of deriving from the sale in November 2002 of 75 million shares (15% of the capital) of Tele-kom Austria AG (Euro 135 million);

     - expenses in connection with corporate events at investee companies (Euro 235 million);

     - provisions to reserves (Euro 194 million, of which Euro 135 million in respect of guarantees provided on the occasion of disposals of equity investments and business segments;

     - writedowns of fixed assets and intangibles, mainly with reference to the mobile phone companies in Brazil (Euro 190 million);

     - losses on disposals of fixed assets, intangibles and long-term investments (Euro 38 million);

     -    other prior-period expense of Euro 383 million.

Income taxes had a positive effect on the result of Euro 716 million, a decrease of Euro 1,641 million compared with 2001. This was due to the loss for the year that was principally caused by the above-mentioned investment writedowns, which contributed to the increase in deferred tax assets, as well as the utilization of tax loss carryforwards deriving from the merger of Blu into TIM.

                            57 |  Information Document

4.1.2 Reclassified consolidated balance sheets of the Telecom Italia Group at 31 December 2002 and 2001 and accompanying notes

Reclassified consolidated balance sheets of the Telecom Italia Group at 31 December 2002 and 2001

(in millions of euros)                                                     At 31.12.2002   At 31.12.2001
-------------------------------------------------------------------------  -------------   -------------
A.             INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS
               Intangible assets                                                  13,052          16,197
               Fixed assets                                                       19,291          21,757
               Long-term investments:
                 equity investments and advances on future
                 capital contributions                                             2,286           6,586
                 other                                                               957             478
-------------------------------------------------------------------------  -------------   -------------
                                                                                  35,586          45,018
-------------------------------------------------------------------------  -------------   -------------
B.             WORKING CAPITAL
               Inventories                                                           411             636
               Trade accounts receivable                                           8,201           8,346
               Other assets                                                        6,154           5,047
               Trade accounts payable                                             (5,966)         (6,793)
               Reserves for risks and charges                                     (5,214)         (3,053)
               Other liabilities                                                  (6,926)         (6,601)
-------------------------------------------------------------------------  -------------   -------------
                                                                                  (3,340)         (2,418)
-------------------------------------------------------------------------  -------------   -------------
C. = A.+B.     INVESTED CAPITAL, net of operating liabilities                     32,246          42,600
-------------------------------------------------------------------------  -------------   -------------
D.             RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES                       (1,305)         (1,350)
-------------------------------------------------------------------------  -------------   -------------
E. = C.+D.     INVESTED CAPITAL, net of operating liabilities and the
               reserve for employee termination indemnities                       30,941          41,250
               Financed by:
-------------------------------------------------------------------------  -------------   -------------
F.             SHAREHOLDERS' EQUITY (*)
               Parent Company interest                                             9,049          13,522
               Minority interest                                                   3,774           5,786
-------------------------------------------------------------------------  -------------   -------------
                                                                                  12,823          19,308
-------------------------------------------------------------------------  -------------   -------------
G.             MEDIUM/LONG-TERM DEBT                                              15,018          16,083
-------------------------------------------------------------------------  -------------   -------------
H.             NET SHORT-TERM BORROWINGS
               Short-term borrowings                                               5,089           9,114
               Liquid assets and short-term financial assets                      (2,271)         (3,505)
               Financial accrued expense (income) and deferred expense
               (income), net                                                         282             250
                                                                                   3,100           5,859
-------------------------------------------------------------------------  -------------   -------------
G.+H.                                                                             18,118          21,942
-------------------------------------------------------------------------  -------------   -------------
I. = F.+ G.+H. TOTAL                                                              30,941          41,250
=========================================================================  =============   =============
(*) Net of "Receivables from shareholders for capital contribution".

                            58 |  Information Document

Notes to the reclassified balance sheets of the Telecom Italia Group at 31 December 2002 and 2001

Intangible assets, fixed assets and long-term investments amounted to Euro 35,586 million, a decrease of Euro 9,432 million compared with the end of 2001.

In more detail:

o fixed assets decreased from Euro 21,757 million to Euro 19,291 million 2002 and intangibles fell from Euro 16,197 million to Euro 13,052 million. The reduction was due to the excess of the charge for depreciation and amortization over investments, to the fall in exchange rates compared with the end of 2001, to the contributions of business segments in connection with the "Tiglio" project, and to the writedowns of goodwill in respect of consolidated companies recorded in extraordinary expense;

o long-term investments decreased from Euro 7,064 million to Euro 3,243 million. The reduction was mainly due to disposals of investments and writedowns for permanent impairments in value.

Investments totaled Euro 6,919 million (Euro 11,257 million in 2001) and were divided as follows:

                                    2002     2001   Change
(in millions of euros)               (a)      (b)    (a-b)
-------------------------------- -------  -------  --------
Industrial investments             4,842    6,990   (2,148)
Goodwill                             369    1,174     (805)
Financial investments              1,708    3,093   (1,385)
-------------------------------- -------  -------  --------
Total investments                  6,919   11,257   (4,338)
-------------------------------- -------  -------  --------

The reduction of Euro 4,338 million in investments was mainly due to:

o    industrial investments:

     - the reduction of Euro 1,436 million in investment by the Mobile business unit following the acquisition in 2001 of mobile phone licenses in Brazil and Greece (about Euro 1,080 million);

     - lower investments by the Domestic Wireline business unit (-Euro 339 million), by other companies in South America (-Euro 190 million) and by the Seat group (-Euro 94 million), which reflected the policy of carefully selecting investment projects to be implemented;

o goodwill: whereas in 2001 this had concerned the acquisition of Entel Chile (Euro 731 million), Holding Media e Comunicazione (Euro 66 million), NetCreations (Euro 93 million) and the increase in the investment in Stet Hellas (Euro 31 million), in 2002 it referred mainly to the increases in the investments in Stet Hellas (Euro 66 million) and Digitel Venezuela (Euro 27 million), the acquisition of Epiclink (Euro 49 million), Netesi (Euro 14 million) and Blu (Euro 103 million), and the increase in the investment in the Webegg group (Euro 24 million);

o financial investments: the capital injections made in 2001 in Aria - IS Tim Turchia (Euro 1,906 million) and Auna (Euro 276 million) were followed in 2002 by transactions involving the share capital of Stream (Euro 234 million) and Auna (Euro 193 million, repaid on August 1, 2002), the investment in the share capital of Tiglio I (Euro 197 million), the purchase of LDCom within the framework of the 9Telecom deal (Euro 172 million), the disbursement of loans to subsidiaries and affiliated companies (Euro 351 million),

                            59 |  Information Document
the buy-back of treasury stock (Euro 287 million), and acquisitions of other investments and share capital increases for a total of Euro 274 million.

Working capital showed a negative balance that increased by Euro 922 million, from Euro 2,418 million to Euro 3,340 million.

Shareholders' equity amounted to Euro 12,823 million, compared with Euro 19,308 million at 31 December 2001. Telecom Italia's interest was Euro 9,049 million (Euro 13,522 million at 31 December 2001) and the minority interest was Euro 3,774 million (Euro 5,786 million at 31 December 2001). The reduction of Euro 6,485 million can be detailed as follows:

(in millions of euros)                                                  2002       2001
------------------------------------------------------------------   ---------  ----------
At beginning of year                                                    19,308      24,690
------------------------------------------------------------------   ---------  ----------
Net income (loss) of the Parent company and minority interest              297      (1,658)
Dividends to minority interests paid by:                                (3,247)     (3,097)
   Telecom Italia S.p.A.                                                (2,306)     (2,309)
   TIM S.p.A.                                                             (895)      (743)
   Other Group companies                                                   (46)        (45)
Extraordinary distribution of reserves to minority interests:           (1,698)          -
   Telecom Italia S.p.A.                                                  (987)          -
   TIM S.p.A.                                                             (711)          -
Cancellation of Telecom Italia S.p.A. treasury stock                         -        (711)
Change in scope of the consolidation                                       (95)        358
Translation adjustments and other changes                               (1,742)       (274)
------------------------------------------------------------------   ---------  ----------
At end of year                                                          12,823      19,308
==================================================================   =========  ==========

Translation adjustments and other changes mainly reflected the deterioration in the exchange rates of certain South American countries, including Brazil, Chile and Bolivia.

Net financial debt amounted to Euro 18,118 million, a decrease of Euro 3,824 million compared with the end of 2001, after paying dividends and distributing reserves for a total of Euro 4,945 million.

Indebtedness at 31 December 2002 benefited from the investment disposals made during the year for a total of Euro 4,771 million, net of the related expenses, mainly in connection with the sale of Auna (Euro 1,998 million), Bouygues Decaux Telecom (Euro 750 million), Mobilkom Austria (Euro 756 million), Lotto-matica (Euro 212 million), Sogei (Euro 176 million), Telemaco Immobiliare (Euro 192 million), Immsi (Euro 69 million), Tiglio (euro 328 million), Telekom Austria (Euro 559 million), Telespazio (Euro 239 million), 9Telecom (Euro 529 million) and other minor companies (Euro 21 million).

Transactions involving the securitization and factoring of trade accounts receivable were also carried out and led to an improvement in net debt of Euro 1,038 million (Euro 848 million in 2001).

                            60 |  Information Document

The following chart summarizes the major items which had an impact on the change in net debt in 2002.



                               [Graphic omitted]


Net financial debt at
  31.12.2001 from operations                 21,942
Industrial Investments                        4,842
Investments of goodwill                         369
Financial investments                         1,708
Payment of dividends and reserves             4,945
Payment present value reduction in
  strike price of JPM put option on SEAT        500
Cash flow Disposals                          10,390
Other                                         5,698
Net financial debt at 31.12.2002             18,118


                            61 |  Information Document

4.1.3 Telecom Italia Group consolidated statements of cash flows in 2002 and 2001 and net financial position at 31 December 2002 and 2001

Consolidated statements of cash flows in 2002 and 2001

(in millions of euros)                                                                    2002                2001
------------------------------------------------------------------------------  --------------     ---------------
A.                 NET DEBT, AT BEGINNING OF YEAR                                      (21,942)            (17,233)
------------------------------------------------------------------------------  --------------     ---------------
B.                 CHANGE IN SCOPE OF THE CONSOLIDATION                                      -                (839)
------------------------------------------------------------------------------  --------------     ---------------
C.                 CASH FLOWS - OPERATING ACTIVITIES
                   Net income (loss)                                                       297              (1,658)
                   Depreciation and amortization                                         5,877              6,275
                   (Gains) losses on sales of intangibles, fixed assets
                     and long-term investments                                          (2,210)               (330)
                   Writedowns of intangibles, fixed assets and
                    long-term investments                                                4,384               4,039
                   Change in working capital (*)                                           896                 290
                   Net change in reserve for employee termination indemnities              (45)                 31
                   Foreign exchange gains (losses) and other changes                       691                 136
------------------------------------------------------------------------------  --------------     ---------------
                                                                                         9,890               8,783
------------------------------------------------------------------------------  --------------     ---------------
D.                 CASH FLOWS - INVESTING ACTIVITIES
                   Long-term investments:                                               (6,919)            (11,257)
                      intangible assets:
                      - goodwill                                                  (369)            (1,174)
                      - other investments                                       (1,584)            (2,736)
                      fixed assets                                              (3,258)            (4,254)
                      long-term investments                                     (1,708)            (3,093)
                   Proceeds from the sale, or redemption value, of
                     intangibles, fixed assets and long-
                     term investments                                                    5,698               1,439
------------------------------------------------------------------------------  --------------     ---------------
                                                                                        (1,221)             (9,818)
------------------------------------------------------------------------------  --------------     ---------------
E.                 CASH FLOWS - FINANCING ACTIVITIES
                   Capital contributions                                                    58                 240
                   Capital grants                                                           42                  22
------------------------------------------------------------------------------  --------------     ---------------
                                                                                           100                 262
------------------------------------------------------------------------------  --------------     ---------------
F.                 DIVIDENDS                                                            (4,945)             (3,097)
------------------------------------------------------------------------------  --------------     ---------------
G.=B.+C.+D.+E.+F. CHANGE IN NET DEBT                                                     3,824              (4,709)
------------------------------------------------------------------------------  --------------     ---------------
H.=A.+G. NET DEBT, AT END OF YEAR                                                      (18,118)            (21,942)
==============================================================================  ==============     ===============
(*)  The difference with respect to the reclassified balance sheets is due to the movements in capital grants and the use of the reserves for risks and charges.

The change in net debt was due to the following:

(in millions of euros)                                                                    2002                2001
------------------------------------------------------------------------------  --------------     ---------------
Increases (decreases) in medium/long-term debt                                          (1,065)              9,350
Increases (decreases) in short-term borrowings                                          (2,759)             (4,641)
------------------------------------------------------------------------------  --------------     ---------------
Total                                                                                   (3,824)              4,709
==============================================================================  ==============     ===============

                            62 |  Information Document

Cash flow (net income (loss), Parent Company and Minority interest + plus depreciation and amortization) amounted to Euro 6,174 million (Euro 4,617 million in 2001).

Free cash flow from operations (operating income + depreciation and amortization - industrial investments +/- change in operating working capital) amounted to Euro 8,610 million (Euro 5,990 million in 2001).

Net debt, equal to Euro 18,118 million (Euro 21,942 million at 31 December
2001), comprised:

(in millions of euros)                      At 31.12.2002         At 31.12.2001
--------------------------------------   ----------------      ----------------
Medium/long-term debt                              15,018                16,083
--------------------------------------   ----------------      ----------------
Net short-term borrowings:
Short-term borrowings                               5,089                 9,114
Bank and postal accounts                           (1,251)                 (757)
Cash and valuables on hand                             (4)                   (5)
Short-term financial assets                          (683)                 (805)
Other working capital securities                     (278)               (1,935)
Receivables for sales of securities                   (55)                   (3)
Financial accrued expense/income and
  deferred income/prepaid expense, net                282                  250
                                                    3,100                 5,859
--------------------------------------   ----------------      ----------------
Total net debt                                     18,118                21,942
======================================   ================      ================

The portion of debt due beyond one year rose from 64% at 31 December 2001 to 75% at 31 December 2002. If the current portion due next year (Euro 2,677 million) is also considered as medium/long-term, the percentage rises to 88% (70% in 2001). The increase is the result of the issue of fixed-rate notes for Euro 2,500 million by Telecom Italia S.p.A. on 1 February 2002, divided into two tranches of Euro 1,250 million each, expiring, respectively on 1 February 2007 and 1 February 2012. This issue falls under the "Global Note Program".

The table below shows the composition of the gross financial debt.

                                                At 31.12.2002                   At 31.12.2001
                        ----------------------------------------------------   ---------------
(in millions of euros)    Euro        %   Non-euro       %     Total      %     Total        %
----------------------  ---------------   ----------------    -------------    ---------------
Medium/long-term debt   13,684       76      1,334      63    15,018     75    16,083       64
Short-term borrowings    4,320       24        769      37     5,089     25     9,114       36
----------------------  ---------------   ----------------    -------------    ---------------
Total                   18,004      100      2,103     100    20,107    100    25,197      100
======================  ===============   ================    =============    ===============

4.2 The external auditor's report on the consolidated financial statements for 2001 and 2002

The comparative data shown in the tables of Section 4.1 have been taken from the Telecom Italia Group's consolidated financial statements for the years ended 31 December 2001 and 2002. These were audited by Reconta Ernst & Young S.p.A., which issued an unqualified opinion for both years.

                            63 |  Information Document

                     (THIS PAGE INTENTIONALLY LEFT BLANK)



                            64 |  Information Document

5. Pro forma income statements and balance sheets of the absorbing company

Premise

This section contains the pro forma post-merger reclassified financial statements of Olivetti S.p.A. ("Olivetti") on a consolidated and a stand alone basis for the year ended 31 December 2002. The pro forma financial statements give retroactive effect to the merger of Telecom Italia S.p.A. ("Telecom Italia") into Olivetti, as described in the merger plan approved by the two companies' Boards of Directors on 15 April 2003 (see Section 2).

It was considered desirable to show the pro forma company financial statements as supplementary ino in addition to the pro forma consolidated financial statements in view of the very substantial effects of the Merger on the assets and liabilities and revenues and expenses of the Company Resulting from the Merger. The pro forma post-Merger reclassified company and consolidated financial statements were prepared by making appropriate pro forma adjustments to the financial statements of the two companies participating in the Merger for the year ended 31 December 2002. These financial statements were audited by Reconta Ernst & Young S.p.A., which issued its audit reports on 18 April 2003. They are included with the financial statements of Olivetti and Telecom Italia attached to this Information Document.

The following tables show the pro forma reclassified balance sheets (which among other things indicate the effects of the pro forma adjustments on the net financial position) and income statements for the year ended 31 December 2002 are shown below.

The pro forma statements use the presentations adopted by Telecom Italia for its reclassified historical balance sheets and income statements. Since Olivetti used different presentations, its amounts were first reclassified in accordance with the presentations used by Telecom Italia.

The pro forma figures have been obtained on the basis of:

i.   the amounts in Olivetti's historical financial statements;

ii.  the amounts in Telecom Italia's historical financial statements;

iii. pro forma adjustments reflecting the plan for the Merger of Telecom Italia into Olivetti and the related transactions envisaged in carrying out the Merger.

In accordance with Consob Communication No. DEM/1052803 of 5 July 2001, the effects of the Merger have been shown retroactively in the pro forma balance sheets as if the Merger had taken place on 31 December 2002 and in the pro forma income statements as if it had taken place on 1 January 2002. The pro forma adjustments made to Olivetti's reclassified historical financial statements and the assumptions upon which they are based are described in detail in Sections 5.1.1, 5.1.2 and 5.3.1.

Information on the accounting policies adopted by Olivetti and Telecom Italia in preparing their historical financial statements can be found in the notes to their financial statements for the year ended 31 December 2002 attached to this Information Document.

In order to interpret the pro forma amounts correctly, it is necessary to bear the following in mind:

i) since the figures are prepared based on assumptions, if the Merger had taken place at the dates referred to for the purpose of preparing the pro forma financial statements instead of the date at which it will actually take place, the historical figures would not necessarily have coincided with the pro forma figures;

ii) the pro forma figures do not reflect forecast data since they are drawn up to represent only the effects of the merger that can be identified and measured objectively, without considering the potential impact of changes in management policies and operational decisions made as a consequence of the Merger.

                            65 |  Information Document

Moreover, in view of the difference between the aims of pro forma and historical financial statements and the fact that the effects of the Merger are calculated differently for the balance sheet and the income statement, the two pro forma documents need to be examined separately, without attempting to establish accounting relationships between them.

5.1 Pro forma consolidated balance sheet at 31 December 2002 and income statement for the year ended 31.12.2002

Olivetti Group - pro-forma consolidated balance sheet at 31 December 2002

                                                              Olivetti  Reclassifications/    Conversion
                                                                 Group     cancellation of            of
(in millions of euros)                                   before Merger  equity investments   Bond issues
-----------------------------------------------------    -------------  ------------------   -----------
Assets
Intangible assets:
Goodwill Telecom                                                21,351                 250
other intangible                                                13,210
Fixed assets                                                    19,449
Long-term investments
Equity investments and advances on future
  capital contributions                                          2,576      299       (299)
Others                                                           1,424
-----------------------------------------------------    -------------  ------------------   -----------
                                                                58,010      299        (49)
-----------------------------------------------------    -------------  ------------------   -----------
Working capital
Inventories                                                        584
Trade accounts receivable                                        8,418
Other assets                                                     7,984
Trade accounts payable                                          (6,168)
Reserves for risks & charges                                    (5,826)
Other liabilities                                              (7,616)
-----------------------------------------------------    -------------  ------------------   -----------
                                                                (2,624)
-----------------------------------------------------    -------------  ------------------   -----------
Invested Capital net of operating liabilities                   55,386      299        (49)
-----------------------------------------------------    -------------  ------------------   -----------
Reserve for employee termination indemnity                      (1,364)
-----------------------------------------------------    -------------  ------------------   -----------
Invested capital, net of operating liabilities
  & the reserve for empl. term. indemn.                         54,022      299        (49)
-----------------------------------------------------    -------------  ------------------   -----------
Financed by:
Shareholders' equity
Parent Company interest                                         11,639                                 6
Minority interest                                                8,984                 (49)
-----------------------------------------------------    -------------  ------------------   -----------
                                                                20,623                 (49)            6
-----------------------------------------------------    -------------  ------------------   -----------
Medium/long-term debt                                           33,804                                (7)
-----------------------------------------------------    -------------  ------------------   -----------
Net short-term borrowings
Short-term borrowings                                            6,827
Liquid assets & short-term financial assets                     (7,394)     299
Financial accrued expenses (income) & deferred
  expenses (income), net                                           162                                 1
-----------------------------------------------------    -------------  ------------------   -----------
                                                                  (405)     299                        1
-----------------------------------------------------    -------------  ------------------   -----------
Total financial indebtedness                                    33,399      299                       (6)
-----------------------------------------------------    -------------  ------------------   -----------
Total                                                           54,022      299        (49)           (0)
=====================================================    =============  ==================   ===========



                            66 |  Information Document

Withdrawals

                                  Cancellation of               Merger effects
                                   treasury stock         Reduction of   Exchange of T.I.
                 Tender Offer &  and distribution    minority interest     shares held by          Cost          Olivetti
                cancellation of    of reserves to      on cancellation           minority            of             Group
Withdrawals  equity investments     third parties    of treasury stock       shareholders     financing      after Merger
-----------  ------------------     -------------    -----------------   ----------------     ---------      ------------


                          7,518                                                                                    29,119
                                                                                                                   13,210
                                                                                                                   19,449

               8,695     (8,695)                                                                                    2,576
                                             (334)                                                                  1,090
-----------  ------------------     -------------    -----------------   ----------------     ---------      ------------
               8,695     (1,177)             (334)                                                                 65,444
-----------  ------------------     -------------    -----------------   ----------------     ---------      ------------

                                                                                                                      584
                                                                                                                    8,418
                                                                                       90                           8,074
                                                                                                                   (6,168)
                                                                                                                   (5,826)
                                                                                                                   (7,616)
-----------  ------------------     -------------    -----------------   ----------------     ---------      ------------
                                                                                       90                          (2,534)
-----------  ------------------     -------------    -----------------   ----------------     ---------      ------------
               8,695     (1,177)             (334)                                     90                          62,910
-----------  ------------------     -------------    -----------------   ----------------     ---------      ------------
                                                                                                                   (1,364)
-----------  ------------------     -------------    -----------------   ----------------     ---------      ------------
               8,695     (1,177)             (334)                                     90                          61,546
-----------  ------------------     -------------    -----------------   ----------------     ---------      ------------


       (305)                                 (133)                  28              3,001                          14,236
                         (1,177)             (994)                 (28)            (3,001)                          3,734
-----------  ------------------     -------------    -----------------   ----------------     ---------      ------------
       (305)             (1,177)           (1,128)                                                                 17,970
-----------  ------------------     -------------    -----------------   ----------------     ---------      ------------
        305    8,695                                                                                               42,797
-----------  ------------------     -------------    -----------------   ----------------     ---------      ------------

                                              794                                                                   7,621
                                                                                       90                          (7,005)
                                                                                                                      163
-----------  ------------------     -------------    -----------------   ----------------     ---------      ------------
                                              794                                      90                             778
-----------  ------------------     -------------    -----------------   ----------------     ---------      ------------
        305    8,695                          794                                      90                          43,576
-----------  ------------------     -------------    -----------------   ----------------     ---------      ------------
               8,695     (1,177)             (334)                                     90                          61,546
===========  ==================     =============    =================   ================     =========      ============


                            67 |  Information Document

Olivetti Group - pro-forma consolidated income statement for the year ended 31 December 2002

                                                                        Cancellation of
                                                           Olivetti     Telecom Italia
                                                              Group         investment
(in millions of euros)                                before Merger         write-down
----------------------------------------------------  -------------    ---------------
Sales and service revenues                                   31,408
----------------------------------------------------  -------------    ---------------
Changes in inventories of work in progress,
  semi-finished and finished goods                               (8)
Changes in inventory of contract work in process                (42)
Increases in capitalized internal construction costs            675
Operating grants                                                 20
----------------------------------------------------  -------------    ---------------
Standard production value                                    32,053
----------------------------------------------------  -------------    ---------------
Raw materials and outside services                          (13,303)
----------------------------------------------------  -------------    ---------------
Value added                                                  18,750
----------------------------------------------------  -------------    ---------------
Labor cost                                                   (4,727)
----------------------------------------------------  -------------    ---------------
Gross operating profit                                       14,023
----------------------------------------------------  -------------    ---------------
Depreciation & amortization                                  (7,269)
of which goodwill                                            (2,142)
Other valuation adjustments                                    (605)
Provisions to reserves for risks & charges                     (171)
Net other income                                                 38
----------------------------------------------------  -------------    ---------------
Operating income                                              6,016
----------------------------------------------------  -------------    ---------------
Net investments and financial income (expense)               (3,036)
of which value adjustments                                     (786)
----------------------------------------------------  -------------    ---------------
Income before extraordinary items and taxes                   2,980
----------------------------------------------------  -------------    ---------------
Net extraordinary income (expenses)                          (5,496)
----------------------------------------------------  -------------    ---------------
Income before taxes                                          (2,516)
----------------------------------------------------  -------------    ---------------
Income taxes                                                  2,210            (1,078)
----------------------------------------------------  -------------    ---------------
Net income (loss) before minority interest                     (306)           (1,078)
----------------------------------------------------  -------------    ---------------
Minority interest                                              (467)
----------------------------------------------------  -------------    ---------------
Net income (loss)                                              (773)           (1,078)
====================================================  =============    ===============

                            68 |  Information Document


   Cost of financing        Cancellation
------------------------   of tax credit      Amortization     Accrued                 Tax effect       Olivetti
                  Tender         on T.I.  of consolidation     cost of    Minority   on pro-forma          Group
Withdrawals        Offer       dividends          goodwill   financing   interests       accounts   after Merger
----------- ------------   -------------  ----------------   ---------   ---------   ------------   ------------
                                                                                                          31,408
----------- ------------   -------------  ----------------   ---------   ---------   ------------   ------------
                                                                                                              (8)
                                                                                                             (42)
                                                                                                             675
                                                                                                              20
----------- ------------   -------------  ----------------   ---------   ---------   ------------   ------------
                                                                                                          32,053
----------- ------------   -------------  ----------------   ---------   ---------   ------------   ------------
                                                                                                         (13,303)
----------- ------------   -------------  ----------------   ---------   ---------   ------------   ------------
                                                                                                          18,750
----------- ------------   -------------  ----------------   ---------   ---------   ------------   ------------
                                                                                                          (4,727)
----------- ------------   -------------  ----------------   ---------   ---------   ------------   ------------
                                                                                                          14,023)
----------- ------------   -------------  ----------------   ---------   ---------   ------------   ------------
                                                      (163)                                               (7,432)
                                                      (163)                                               (2,305)
                                                                                                            (605)
                                                                                                            (171)
                                                                                                              38
----------- ------------   -------------  ----------------   ---------   ---------   ------------   ------------
                                                      (163)                                                5,853
----------- ------------   -------------  ----------------   ---------   ---------   ------------   ------------
        (13)        (356)                                          (69)                                   (3,474)
                                                                                                            (786)
----------- ------------   -------------  ----------------   ---------   ---------   ------------   ------------
        (13)        (356)                             (163)        (69)                                    2,379
----------- ------------   -------------  ----------------   ---------   ---------   ------------   ------------
                                                                                                          (5,496)
----------- ------------   -------------  ----------------   ---------   ---------   ------------   ------------
        (13)        (356)                             (163)        (69)                                   (3,117)
----------- ------------   -------------  ----------------   ---------   ---------   ------------   ------------
                                    (703)                                                     796          1,225
----------- ------------   -------------  ----------------   ---------   ---------   ------------   ------------
        (13)        (356)           (703)             (163)        (69)                       796         (1,892)
----------- ------------   -------------  ----------------   ---------   ---------   ------------   ------------
                                                                              (152)                         (619)
----------- ------------   -------------  ----------------   ---------   ---------   ------------   ------------
        (13)        (356)           (703)             (163)        (69)       (152)           796         (2,511)
=========== ============   =============  ================   =========   =========   ============   ============

                            69 |  Information Document

5.1.1 Description of the pro forma adjustments to the historical consolidated amounts at 31 December 2002 and for the year ended 31 December 2002

Pro forma adjustments to the historical consolidated balance sheet at 31 December 2002

1. The column "Reclassifications/cancellation of equity investments" refers to the investment in Telecom Italia that was included under working capital and not consolidated at 31 December 2002 but which, as explained in the reports of the Boards of Directors of Olivetti and Telecom Italia is involved in the Merger.

2. The column "Conversion of bond issues" refers to conversions carried out between 31 December 2002 and 15 April 2003 of Olivetti 1.5% 2001-2004 and Olivetti 1.5% 2001-2010 convertible bonds.

3. The column "Withdrawals" refers to the effect thereof on the assumption that 5% of Olivetti's shareholders, other than Olimpia and not considering treasury stock, exercise their right of withdrawal at a price of Euro 0.9996 per share, calculated as described below.

4. The column "Tender offer and cancellation of equity investments" refers to the outlay, financed by the line of credit remaining after the payment of withdrawals, for the purchase of Telecom Italia ordinary and savings shares at a price of respectively Euro 7.958 and Euro 4.812 per share, calculated as described below.

5. The column "Cancellation of treasury stock and distribution of reserves to third parties" refers to the cancellation by Telecom Italia of its ordinary and savings share treasury stock and the distribution of dividends to minority interests drawing on prior-year profits and reserves.

6. "Merger effects" show the reduction of the minority interest in the shareholders' equity following the cancellation of Telecom Italia's treasury stock and the exchange of the Telecom Italia shares held by the remaining minority shareholders.

7. The column "Cost of financing" shows the expense incurred in having the line of credit available.

Pro forma adjustments to the historical income statement for 2002

1. The column "Cancellation of the Telecom Italia investment writedown" shows the cancellation of the tax effect of the writedown of the investment in Telecom Italia included in Olivetti's income statement, since it was made only for tax purposes and in view of the fact that the writedown would not have been made on the assumption that the Merger was effective from 1 January 2002.

2. The columns "Cost of financing" (withdrawals and tender offer) shows the financial expense deriving from the use of the line of credit on the assumption that it was drawn down at the beginning of the year.

3. The column "Cancellation of tax credit on Telecom Italia dividends" records the elimination of the tax credit on the dividends received from Telecom Italia and shown in the income statement for the year.

                            70 |  Information Document

4. The column "Amortization of consolidation goodwill" shows the amortization of the additional goodwill arising from the partial tender offer for Telecom Italia shares (Euro 7,518 million) and that arising from the reclassification of some Telecom Italia shares included in working capital as a long-term investment (Euro 250 million), for a total of Euro 388 million. The amortization charge was calculated with reference to a 20-year period. At the same time the remaining useful life of the existing goodwill was revised, which gave rise to a positive adjustment (lower amortization charge) of Euro 225 million.

5. The "Accrued cost of financing" is the part attributable to the year of the total expense incurred in having the line of credit available.

6. The "Tax effects on the pro forma accounts" refer to the tax liability incurred in 2002 by the Company Resulting from the Merger on the pro forma adjustments.

5.1.2 Assumptions made for the preparation of the pro forma data

Consideration was given to the Olivetti 1.5% 2001-2004 and Olivetti 1.5% 2001-2010 convertible bonds that had been converted by 15 April 2003, the last date for the conversion of Olivetti convertible bonds under the terms governing the issues.

The recent performance of the Olivetti share price, which is now higher than the value obtained from the calculation of the withdrawal price, means that the exercise of the right is not profitable. It was therefore prudentially assumed that withdrawals by Olivetti shareholders (other than Olimpia S.p.A. and not considering treasury stock) would amount to 5% of the share capital following the conversion of the Olivetti 1.5% 2001-2004 and Olivetti 1.5% 2001-2010 convertible bonds referred to above, at a price of Euro 0.9996 per share, obtained on the basis of the average of the official prices of the Olivetti share from 26 November 2002 to 9 May 2003, with the last official price kept unchanged from 9 May 2003 to 23 May 2003.

As regards the financing of the withdrawals by Olivetti shareholders, account was taken of the line of credit of Euro 9,000 million granted for that purpose and the related cost included in the pro forma income statement at an interest rate of 4.1% with consideration given to the three tranches in which it will be disbursed.

The whole of the portion of the financing referred to in the previous paragraph remaining after payment of the withdrawals, equal to Euro 8,695 million, was allocated to the voluntary partial Tender Offer for Telecom Italia ordinary and savings shares in equal percentages of the total ordinary and savings share capital. The tender offer prices assumed were Euro 7.958 per ordinary share and Euro 4.812 per savings share. These prices were obtained as the weighted average, augmented by 20%, of the official stock exchange prices of the Olivetti share from 12 March 2003 to 26 May 2003, the day of the third call of Olivetti's extraordinary shareholders' meeting, with the last official price available kept unchanged from 9 May 2003 to the day of the meeting, augmented by 20%.

As a consequence of the Tender Offer, Olivetti's in the total share capital of Telecom Italia after the Tender Offer and before the Merger rises from 39.53% to 56.79%.

The Tender Offer for Telecom Italia shares results in consolidation goodwill of Euro 7,518 million. The pro forma income statement contains an amortization charge corresponding to one twentieth of that amount.

                            71 |  Information Document

Account was taken of the Telecom Italia dividend drawing on prior-year profits and reserves that will be submitted for approval to the shareholders' meeting called to approve the merger plan.

Provision was made for the company to be absorbed to cancel its ordinary and savings share treasury stock deriving from buybacks.

On the basis of an independent appraisal, Euro 22,950 million of the total cancellation deficit of Euro 25,792 million that emerged in the post-Merger balance sheet was allocated to the equity investment in TIM.

By means of the redistribution mechanism, used to account for the Merger in the company financial statements, the pre-Merger value of Olivetti's share capital was kept unchanged at Euro 8,845 million. To permit the total participation in the Merger of the Telecom Italia shares held by Olivetti, those classified by the latter as trading securities were reclassified as long-term investments.

The expense incurred in obtaining the line of credit to pay for withdrawals and, for the portion remaining, for the purchase of shares in the Tender Offer amounted to Euro 90 million and was included in full in the pro forma balance sheet, while only the amount accruing in the first year was included in the pro forma income statement.

The costs that will be incurred in 2003 in connection with the successful outcome of the Merger for advisory services, legal opinions, valuations, etc., estimated to amount at most to Euro 110 million, were not considered among the pro forma amounts since they are non-recurring items.

5.1.3 Main effects on the income statements and balance sheets of changing the percentage of withdrawals assumed in preparing the pro forma data

The main effects on the income statements and balance sheets of changing the figure of 5% assumed for withdrawals in preparing the pro forma data and confirming acceptances of the Tender Offer utilizing all the portion of the Euro 9 billion line of credit not required to pay for the withdrawals (Euro 8,695 million) are shown in the table below.

                                                                         Absolute value                           Changes
                                                               -----------------------------------    ---------------------------
Olivetti Group (in millions of euros)              Pro-forma          0%        25%      max % (1)        0%        25%      max%
-------------------------------------------------  ---------   ---------   --------    -----------    ------     ------    ------
Telecom Italia Goodwill                               29,119      29,383     28,064         24,124      +264     -1,055    -4,995
Shareholders' equity after minority interest          14,236      14,500     13,181          9,241      +264     -1,055    -4,995
-------------------------------------------------  ---------   ---------   --------    -----------    ------     ------    ------
Result for the year after minority interest (2)       (2,511)     (2,524)    (2,458)        (2,261)     +(13)      -(53)    -(250)
-------------------------------------------------  ---------   ---------   --------    -----------    ------     ------    ------

(1) On the assumption of complete withdrawal apart from the shares held by Olimpia and treasury stock.
(2) The changes in the result are due to those in the amortization of the consolidation goodwill with the size of the Tender Offer for Telecom Italia shares.


                            72 |  Information Document

5.2 Historical and pro forma amounts and per-share indicators

                                                                Olivetti Group
                                                    ----------------------------------
                                                            2002                 2002
(in millions of euros)                              (historical)           (pro forma)
------------------------------------------------    ------------       ---------------
Income statement data
Sales and service revenues                                31,408                31,408
Gross operating profit                                    14,023                14,023
Operating income                                           6,016                 5,853
Net income (loss), before minority interest                 (306)               (1,892)
Net income (loss), after minority interest                  (773)               (2,511)
------------------------------------------------    ------------       ---------------
Balance sheet and financial data
Invested capital, net                                     54,022                61,546
Shareholders' equity (1):                                 20,623                17,970
of which:
   Parent Company interest                                11,639                14,236
   Minority interest (1)                                   8,984                 3,734
Net financial debt                                        33,399                43,576
Cash flow (2)                                              6,963                 5,540
------------------------------------------------    ------------       ---------------
(in euros)
------------------------------------------------    ------------       ---------------
Per-share indicators (*)
Net income (loss) on ordinary operations,
  after minority interest per share
(3):
Ordinary                                                 (0.1458) (4)          (0.0653)
                                                         (0.0802) (5)
Savings                                                                        (0.0543)
Net income (loss), after minority
  interest per share:
Ordinary                                                 (0.0896) (4)          (0.1614)
                                                         (0.0493) (5)
Savings                                                                        (0.1504)
Cash flow per share                                       0.8068  (4)           0.3469
                                                           0.4437 (5)
Shareholders' equity, before minority
  interest per share                                      1.3485  (4)           0.8914
                                                          0.7417  (5)
(*) Number of shares considered:
     Ordinary                                      8,630,811,002  (4)    9,923,320,999
                                                  15,692,383,640  (5)
     net of treasury stock (ordinary shares)         214,628,828  (4)      112,108,258

                                                     390,234,232  (5)
     Savings                                                             6,047,366,234
------------------------------------------------    ------------       ---------------

(1) Net of "Receivables from shareholders for capital contributions", equal to Euro 4 million.

(2) Net income (loss) for the year, before minority interest plus depreciation and amortization.

(3) Net income (Loss) for the year on ordinary operations after minority interest, calculated on the basis of the result for operations net of the related taxes with reference to the number of ordinary and savings shares outstanding at the end of the year. In making the calculation, account was taken of the bylaw requiring the dividend per share for savings shares to be higher than that for ordinary shares by 2% of the share's par value (Euro 0.0110).

(4)  Historical number of shares.

(5) Pro forma number of shares taking account of the change in the par value from Euro 1.00 to Euro 0.55.


                            73 |  Information Document

5.3 Pro forma balance sheet at 31 December 2002 and income statement for the year ended 31.12.2002 of the Company Resulting from the Merger

As mentioned in the premise, the pro forma company financial statements for 2002 are shown as supplementary information in view of the size of the effects of the Merger on the balance sheet and income statement of the Company Resulting from the Merger.

Olivetti S.p.A. - pro-forma balance sheet at 31 December 2002

                                                                   Olivetti                     Conversion              Tender Offer
                                                                        spa                             of                       for
(in million of euros)                                         before Merger  Reclassification  bond issues   Withdrawals   TI shares
----------------------------------------------------------    -------------  ----------------  -----------   -----------   ---------
Assets
Intangible assets:
  Deficit from share cancellation
  goodwill
  other                                                                 179
Fixed assets                                                              1
Long-term investments
  Equity investments and advances on future
  capital contributions:
  Telecom Italia                                                     22,090               299                                 8,695
  other investments                                                     798
Other                                                                    56
----------------------------------------------------------    -------------  ----------------  -----------   -----------   ---------
                                                                     23,124               299                                 8,695
----------------------------------------------------------    -------------  ----------------  -----------   -----------   ---------
Working capital
Inventories
Trade accounts receivable                                                 6
Other assets                                                          1,756
Trade accounts payable                                                  (25)
Reserve for risks & charges                                            (336)
Other liabilities                                                      (296)
----------------------------------------------------------    -------------  ----------------  -----------   -----------   ---------
                                                                      1,105
----------------------------------------------------------    -------------  ----------------  -----------   -----------   ---------
Invested capital, net of operating liabilities                       24,229               299                                 8,695
----------------------------------------------------------    -------------  ----------------  -----------   -----------   ---------
Reserve for employee termination indemnity                               (3)
----------------------------------------------------------    -------------  ----------------  -----------   -----------   ---------
Invested capital, net of operating liabilities
   & res. for empl. term. indemn.                                    24,226               299                                 8,695
----------------------------------------------------------    -------------  ----------------  -----------   -----------   ---------
Financed by:
Shareholders' equity
Share capital paid-in                                                 8,845                              6          (305)
Reserves & retained earnings                                          6,426
Net income (loss)                                                    (6,240)
----------------------------------------------------------    -------------  ----------------  -----------   -----------   ---------
                                                                    9,031                                6          (305)
----------------------------------------------------------    -------------  ----------------  -----------   -----------   ---------
Medium/long-term debt                                               11,882                              (7)          305      8,695
----------------------------------------------------------    -------------  ----------------  -----------   -----------   ---------
Net-short term borrowings
Short-term borrowings                                                 3,298
Liquid assets & short-term financial assets                          (1,078)              299
Financial accrued expenses (income) and deferred
  expenses (income), net                                              1,093                              1
----------------------------------------------------------    -------------  ----------------  -----------   -----------   ---------
                                                                      3,313               299            1
----------------------------------------------------------    -------------  ----------------  -----------   -----------   ---------
Total financial indebtedness                                         15,195               299           (6)          305      8,695
----------------------------------------------------------    -------------  ----------------  -----------   -----------   ---------
Total                                                                24,226               299                                 8,695
==========================================================    =============  ================  ===========   ===========   =========

                            74 |  Information Document

                                                                        Merger effects
                                ------------------------------------------------------------------------------
      Dividend                  Incorporation    Treasury s.   Cancellation                  Capital                 Cost   Olivetti
       payment    Olivetti spa             of    & distr. of             TI   Allocation   incr. and      Sub          of  spa after
from TI s.p.a.   before Merger      TI s.p.a.       reserves         shares   of deficit    exchange    total   financing    Merger
--------------   -------------  -------------    -----------   ------------   ----------   --------- ---------  ---------  ---------


                                                                     25,792      (25,792)
                                                                                   2,842                 2,842                2,842
                           179          1,287                                                            1,287                1,466
                             1         12,678                                                           12,678               12,679
                        31,084                                      (31,084)                           (31,084)
                           798         15,010                                     22,950                37,960               38,758
                            56            588           (334)                                              254                  310
--------------   -------------  -------------    -----------   ------------   ----------   --------- ---------  ---------  ---------
                        32,118         29,563           (334)        (5,292)                            23,937               56,055
--------------   -------------  -------------    -----------   ------------   ----------   --------- ---------  ---------  ---------
                                           70                                                               70                   70
                             6          4,292                                                            4,292                4,298
                         1,756          3,468                                                            3,468         90     5,314
                           (25)        (2,958)                                                          (2,958)              (2,983)
                          (336)        (3,145)                                                          (3,145)              (3,481)
                          (296)        (4,238)                                                          (4,238)              (4,534)
--------------   -------------  -------------    -----------   ------------   ----------   --------- ---------  ---------  ---------
                         1,105         (2,511)                                                          (2,511)        90    (1,316)
--------------   -------------  -------------    -----------   ------------   ----------   --------- ---------  ---------  ---------
                        33,223         27,052           (334)        (5,292)                            21,426         90    54,739
--------------   -------------  -------------    -----------   ------------   ----------   --------- ---------  ---------  ---------
                            (3)          (968)                                                            (968)                (971)
--------------   -------------  -------------    -----------   ------------   ----------   --------- ---------  ---------  ---------
                        33,220         26,084           (334)        (5,292)                            20,548         90     53,768
--------------   -------------  -------------    -----------   ------------   ----------   --------- ---------  ---------  ---------
                         8,545                                                                   300       300                8,845
           511           6,937                                                                 3,726     3,726               10,663
                        (6,240)                                                                                              (6,240)
--------------   -------------  -------------    -----------   ------------   ----------   --------- ---------  ---------  ---------
           511           9,243                                                                 4,025     4,025               13,268
--------------   -------------  -------------    -----------   ------------   ----------   --------- ---------  ---------  ---------
                        20,875         11,848                                                           11,848               32,723
--------------   -------------  -------------    -----------   ------------   ----------   --------- ---------  ---------  ---------
                         3,298          5,451          1,305                                             6,756         90    10,144
          (511)         (1,290)        (2,698)                                                          (2,698)              (3,988)
                         1,094            527                                                              527                1,621
--------------   -------------  -------------    -----------   ------------   ----------   --------- ---------  ---------  ---------
          (511)          3,102          3,280          1,305                                             4,585         90     7,776
--------------   -------------  -------------    -----------   ------------   ----------   --------- ---------  ---------  ---------
          (511)         23,977         15,128          1,305                                            16,433         90    40,500
--------------   -------------  -------------    -----------   ------------   ----------   --------- ---------  ---------  ---------
                        33,220         15,128          1,305                                   4,025    20,458         90    53,768
==============   =============  =============    ===========   ============   ==========   ========= =========  =========  =========

                            75 |  Information Document

Olivetti S.p.A. - pro-forma income statement for the year ended 31 December 2002

                                                                    Cancellation of
                                                           Olivetti  Telecom Italia
                                                                spa      investment      Telecom
(in millions of euros)                                before Merger      write-down   Italia spa
----------------------------------------------------  -------------  --------------   ----------
Sales and service revenues                                                                17,055
----------------------------------------------------  -------------  --------------   ----------
Changes in inventory of contract work in process
Increases in capitalized internal construction costs                                          11
Operating grants
----------------------------------------------------  -------------  --------------   ----------
Standard production value                                                                 17,066
----------------------------------------------------  -------------  --------------   ----------
Raw materials and outside services                              (17)                      (6,966)
----------------------------------------------------  -------------  --------------   ----------
Value added                                                     (17)                      10,100
----------------------------------------------------  -------------  --------------   ----------
Labor cost                                                      (14)                      (2,551)
----------------------------------------------------  -------------  --------------   ----------
Gross operating profit                                          (31)                       7,549
----------------------------------------------------  -------------  --------------   ----------
Depr. & amortiz.                                                (72)                      (3,020)
Other valuation adjustments                                                                 (357)
Prov. to reserves for risks & charges                                                        (44)
Net other income                                                                             (83)
----------------------------------------------------  -------------  --------------   ----------
Operating income                                               (103)                       4,045
----------------------------------------------------  -------------  --------------   ----------
Net investment and financial income (expense)                (7,193)          8,051          377
of which value adjustments                                   (8,400)          8,051         (654)
----------------------------------------------------  -------------  --------------   ----------
Income before extraordinary items and taxes                  (7,296)          8,051        4,422
----------------------------------------------------  -------------  --------------   ----------
Net extraordinary income (expense)                              164                       (6,093)
----------------------------------------------------  -------------  --------------   ----------
Income before taxes                                          (7,132)          8,051       (1,671)
----------------------------------------------------  -------------  --------------   ----------
Income taxes                                                    892          (1,078)          26
----------------------------------------------------  -------------  --------------   ----------
Net income/Loss                                              (6,240)          6,973       (1,645)
====================================================  =============  ==============   ==========

                            76 |  Information Document

          Cost of financing
       --------------------------                            Amort. of
                             T/O        Cancellation       unallocated        Accrued     Tax effects         Olivetti
                         Telecom         of dividend       ancellation        cost of    on pro-forma              spa
        Withdrawals       shares             from TI           deficit      financing        accounts     after Merger
        -----------    ----------     ---------------    ------ -------   ------------   -------------   --------------
                                                                                                                17,055
        -----------    ----------     ---------------    ------ -------   ------------   -------------   --------------


                                                                                                                   11

       -----------    ----------     ---------------    ------ -------   ------------   -------------   --------------
                                                                                                                17,066
       -----------    ----------     ---------------    ------ -------   ------------   -------------   --------------
                                                                                                                (6,983)
       -----------    ----------     ---------------    ------ -------   ------------   -------------   --------------
                                                                                                                10,083
       -----------    ----------     ---------------    ------ -------   ------------   -------------   --------------
                                                                                                                (2,565)
       -----------    ----------     ---------------    ------ -------   ------------   -------------   --------------
                                                                                                                 7,518
       -----------    ----------     ---------------    ------ -------   ------------   -------------   --------------
                                                                  (142)                                         (3,234)
                                                                                                                  (357)
                                                                                                                   (44)
                                                                                                                   (83)
       -----------    ----------     ---------------    ------ -------   ------------   -------------   --------------
                                                                  (142)                                          3,800
       -----------    ----------     ---------------    ------ -------   ------------   -------------   --------------
              (13)          (356)             (1,952)                             (69)                          (1,155)
                                                                                                                (1,003)
       -----------    ----------     ---------------    ------ -------   ------------   -------------   --------------
              (13)          (356)             (1,952)             (142)           (69)                           2,645
       -----------    ----------     ---------------    ------ -------   ------------   -------------   --------------
                                                                                                                (5,929)
       -----------    ----------     ---------------    ------ -------   ------------   -------------   --------------
              (13)          (356)             (1,952)             (142)           (69)                          (3,284)
       -----------    ----------     ---------------    ------ -------   ------------   -------------   --------------
                                                                                                 796               636
       -----------    ----------     ---------------    ------ -------   ------------   -------------   --------------
              (13)          (356)             (1,952)             (142)           (69)           796            (2,648)
       -----------    ----------     ---------------    ------ -------   ------------   -------------   --------------

                    77 |  Information Document

5.3.1 Description of the pro forma adjustments to the historical company amounts at 31 December 2002 and for the year ended 31 December 2002

The pro forma company financial statements for 2002, which are shown in view of the size of the effects of the Merger on the balance sheet and income statement of the Company Resulting from the Merger, basically consider, in the columns showing the adjustment to the historical amounts to produce the pro forma amounts the adjustments described above for the pro forma consolidated amounts.

Apart from the above-mentioned adjustments, the balance sheet takes account of the "merger transactions" regarding the elimination of the equity investment in Telecom Italia as a consequence of the inclusion of its assets and liabilities, with a specific item showing the cancellation deficit. This was subsequently allocated almost entirely to the investment in TIM (Euro 22,950 million), with the remainder of Euro 2,842 million allocated to goodwill.

In addition, the column "Reconstitution of capital and exchange difference" shows the reconstitution of the share capital (Euro 300 million) in the context of the redistribution aimed at keeping Olivetti's share capital unchanged compared with the pre-merger value of Euro 8,845 million and an exchange surplus of Euro 3.726 million.

The column "Receipt of dividends from Telecom Italia" shows the portion accruing to Olivetti (Euro 511 million) of the total dividend of Euro 1,305 million to be approved by the shareholders' meeting called to approve the merger plan.

The pro forma income statement also considers, in a separate column, the succession to Telecom Italia's revenues and expenses.

In particular, the pro forma income statement of the Company Resulting from the Merger shows net income for the year before extraordinary items and taxes of Euro 2,645 million, after cancelling the writedown of the investment in Telecom Italia of Euro 8,051 million included in Olivetti's financial statements for 2002, since it was made only for tax purposes and in view of the fact that the writedown ceases to exist on the assumption that the Merger was effective from 1 January 2002.

5.3.2 Main effects on the income statements and balance sheets of changing the percentage of withdrawals assumed in preparing the pro forma data

                                                                         Absolute value                         Changes
Company Resulting from the Merger                                ---------------------------------     -----------------------------
(in millions of euros)                             Pro-forma       0%         25%        max % (1)        0%       25%          max%
-----------------------------------------------    ---------     ------     ------       ---------     -----     -------     ------
Goodwill (cancellation deficit)                        2,842      3,091      1,842               -      +249      -1,000     -2,842
Goodwill (exchange deficit)                                -          -          -           1,027         -           -     +1,027
Other equity investments (2)                          38,758     38,758     38,758          36,871         -           -     -1,887
Shareholders' equity                                  13,268     13,517     12,268           9,566      +249      -1,000     -3,702
-----------------------------------------------    ---------     ------     ------       ---------     -----     -------     ------
Result for the year (3)                               (2,648)    (2,661)    (2,598)         (2,557)     +(13)       -(50)      -(91)
-----------------------------------------------    ---------     ------     ------       ---------     -----     -------     ------

(1) On the assumption of complete withdrawal apart from the shares held by Olimpia and treasury stock.

(2) The change is due to the amount allocated to the investment in TIM being smaller than the maximum possible of Euro 22,950 million. (3) The changes in the result are due to those in the amortization of goodwill (cancellation/exchange deficit) with the size of the Tender Offer for Telecom Italia shares.


                            78 |  Information Document

5.4 Report of the auditing firm on its examination of the pro forma figures

The report drawn up by the auditing firm Reconta Ernst & Young S.p.A. on its examination of the post-merger reclassified pro forma figures on a consolidated and a solo basis, carried out in accordance with the methods recommended by Consob in Recommendation No. DEM/1061609 of 9 August 2001 on the verification of pro forma data, is attached to this Information Document (Annex XVIII).

                            79 |  Information Document

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                            80 |  Information Document

6. Outlook for the absorbing company and for the group it heads

6.1 General indications regarding business since the close of the 2002 fiscal year

On 5 May 2003, the Boards of Directors of Olivetti and Telecom Italia approved their respective results for the first quarter of 2003. General indications regarding the business of Olivetti and Telecom Italia since the close of the 2002 fiscal year can therefore be found in the two companies' respective quarterly reports, which are attached to this Information Document (Annexes XIX and XX).

6.2 Information permitting a reasonable forecast of the results for the current year

In 2003 the operational profitability of the Telecom Italia Group is expected to remain substantially stable and net financial debt is expected to be further reduced.

Upon completion of the Merger to which this Information Document refers, to be submitted to the shareholders' meetings of Olivetti and Telecom Italia for their approval, Olivetti's results for 2003 will include the financial results of Telecom Italia from 1 January 2003 onwards.

In contrast with the previous years, in which Olivetti's results depended on the dividends for the year, which, together with the related tax credits, had to offset the company's financial and operating expenses, the results for 2003 will include the entire net income that Telecom Italia succeeds in generating, after meeting the financial expenses arising from the company's debt, which will show a temporary increase as a consequence of the transactions related to the Merger (withdrawals and the Tender Offer), the operating expenses for the year and the costs incurred in carrying out the Merger. The temporary increase in debt, covered by the financing put in place for the Merger, is expected to be reduced, partly by using the proceeds of the sale of other non-strategic assets for this purpose.

When consideration is also given to the additional tax benefits deriving from the Merger, it is likely that the net result of the Company Resulting from the Merger will be positive. This will permit a dividend policy whereby Telecom Italia's present shareholders will receive a total dividend at least in line with what they receive today.

The consolidated operating result of the Group headed by the Company Resulting from the Merger in 2003, before amortization of the Merger goodwill, is also expected to be positive in view of Telecom Italia's continued operational profitability.

                            81 |  Information Document

                     [THIS PAGE INTENTIONALLY LEFT BLANK]



                            82 |  Information Document

Annexes

I. Report of the directors of Olivetti S.p.A. pursuant to Article 2501-quater of the Civil Code.

II. Report of the directors of Telecom Italia S.p.A. pursuant to Article 2501-quater of the Civil Code.

III. Merger plan referred to in Article 2501-bis of the Civil Code with attached a copy of the bylaws of the Company Resulting from the Merger.

IV. Balance sheet of Olivetti S.p.A. at 31 December 2002 pursuant to Article 2501-ter of the Civil Code (2002 financial statements).

V.     Balance sheet of Telecom Italia S.p.A. at 31 December 2002 pursuant to
       Article 2501-ter of the Civil Code (2002 financial statements).

VI.    Report of the auditing firm Deloitte & Touche Italia S.p.A. pursuant to
       Article 2501-quinquies of the Civil Code.

VII.   Report of the auditing firm Reconta Ernst & Young S.p.A. pursuant to
       Article 2501-quinquies of the Civil Code.

VIII. JP Morgan Chase Bank Fairness Opinion, used by the directors of Olivetti S.p.A. for the purpose of determining the exchange ratio.

IX. Summary description of the analyses carried out by JP Morgan Chase Bank, as Olivetti's financial advisor, with reference to its Fairness Opinion.

X.     JP Morgan Chase Bank Confirmation Letter.

XI. Lazard Fairness Opinion, used by the directors of Telecom Italia S.p.A. for the purpose of determining the exchange ratio.

XII. Summary description of the analyses carried out by Lazard, as Telecom Italia's financial advisor, with reference to its Fairness Opinion.

XIII.  Lazard Confirmation Letter.

XIV. Goldman Sachs Fairness Opinion, used by the directors of Telecom Italia S.p.A. for the purpose of establishing the exchange ratio.

XV. Summary description of the analyses carried out by Goldman Sachs, as Telecom Italia's financial advisor, with reference to its Fairness Opinion.

XVI. Conclusions reached by Professor Angelo Provasoli with regard to the valuation methodologies applied by JP Morgan in connection with its fairness opinion on the exchange ratio.

                            83 |  Information Document

XVII. Extracts from the shareholders' agreements published pursuant to Article 122 of the Consolidated Law.

XVIII. Report of the auditing firm Reconta Ernst & Young S.p.A. on its examination of the pro forma balance sheet and income statement amounts for Olivetti S.p.A.

XIX. Quarterly report of the Olivetti Group for the three months ended 31 March 2003.

XX. Quarterly report of the Telecom Italia Group for the three months ended 31 March 2003.

                            84 |  Information Document

                                    ANNEXES

                            85 |  Information Document

                                    Annex I.
              Report drawn up by the directors of Olivetti S.p.A.
               pursuant to Article 2501-quater of the Civil Code

              Report of the Board of Directors of Olivetti S.p.A.
                         on the plan for the merger of
                             Telecom Italia S.p.A.
                                      into
                                Olivetti S.p.A.





                             Milan, April 15, 2003


  The following is an English translation of the official version in Italian language. In case of conflict, the Italian language version will prevail.

     Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails o$ or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility.

     The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

     The Olivetti securities referred to herein have not been, and are not intended to be, registered under the US. Securities Act of 1933 (the "Securities Act'y and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

     The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange act of 1934.

     The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States.

                                      ***

     The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.Financia1 statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

     It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US. court's judgment.

     You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

              Report of the Board of Directors of Olivetti S.p.A.
                                of 15 April 2003
                         on the plan for the merger of
                             Telecom Italia S.p.A.
                                      into
                                Olivetti S.p.A.
               pursuant to Article 2501-quater of the Civil Code
               and Article 70(2) of Consob Regulation 11971/1999

                                   CONTENTS
                                   --------


1.   DESCRIPTION OF AND REASONS FOR THE OPERATION

2.   THE VALUES ATTRIBUTED TO OLIVETTI AND TELECOM ITALIA
     FOR THE PURPOSE OF DETERMINING THE EXCHANGE RATIO

3.   THE EXCHANGE RATIO ESTABLISHED AND THE METHODS
     USED IN DETERMINING IT

4.   PROCEDURE FOR ASSIGNING THE SHARES OF THE COMPANY
     RESULTING FROM THE MERGER

5.   DATE ON WHICH THE OPERATION BECOMES EFFECTIVE AND
     DIVIDEND ENTITLEMENT DATE

6.   TAX EFFECTS OF THE OPERATION ON OLIVETTI AND
     TELECOM ITALIA


7.   FORECASTS OF THE COMPOSITION OF MAJOR SHARE-
     HOLDERS AND OF THE CONTROL STRUCTURE OF THE
     COMPANY RESULTING FROM THE MERGER


8.   EFFECTS OF THE OPERATION ON SHAREHOLDERS'
     AGREEMENTS FALLING WITHIN THE SCOPE OF ARTICLE 122
     OF LEGISLATIVE DECREE 58/1998


9.   AMENDMENTS TO THE BYLAWS


10.  CONSIDERATIONS OF THE BOARD OF DIRECTORS
     CONCERNING THE POTENTIAL RECOURSE TO THE RIGHT OF
     WITHDRAWAL

Dear shareholders,

We submit for your consideration this report, which describes, from the legal and economic standpoints, the plan for the merger of Telecom Italia S.p.A. ("Telecom Italia" or the "Company to be Absorbed") into Olivetti S.p.A. ("Olivetti" or the "Absorbing Company"; once the merger becomes effective, Olivetti is also referred to as the "Company Resulting from the Merger") and, in particular, the methods used to determine the exchange ratio of the shares of the companies concerned, pursuant to Article 2501-quater of the Civil Code and Article 70(2) of Consob Regulation 11971/1999 (the "Regulation on Issuers").

1. Description of and reasons for the operation

1.1       The operation

1.1.1 The operation submitted for your approval, of which the Boards of Directors of Olivetti and Telecom Italia approved the broad outline on 11 March 2003, will consist in the merger of Telecom Italia into Olivetti pursuant to Article 2501 et seq. of the Civil Code (the "Operation"). The Operation, since it involves companies with financial instruments listed on an Italian regulated market, is also subject to Legislative Decree 58/1998 and the Regulation on Issuers.

          The proposed Operation will lead to the Company Resulting from the Merger being the universal successor to Telecom Italia, so that, from the date on which the merger becomes effective, it will assume all the assets and liabilities, rights and obligations of Telecom Italia, thus including, but not limited to, the title to all the related tangible and intangible assets, receivables and payables accrued and accruing, and, more generally, the entire patrimony of Telecom Italia. Provision is also made for the Company Resulting from the Merger to succeed to Telecom Italia in all the concessions, licences and administrative authorizations granted thereto, in the ways established by the law in force, including the amendment of its corporate purpose.

          The balance sheets used for the purposes of the merger are those of the draft financial statements of Olivetti and Telecom Italia for the year ended 31 December 2002, in accordance with Article of the Civil Code.

          The companies participating in the merger intend to complete the Operation as soon as possible and, specifically, to work for the merger to become effective in the first few days of August 2003.


1.1.2 Provision has been made for the Company Resulting from the Merger to adopt new bylaws, corresponding almost entirely to Telecom Italia's bylaws - with special reference to the governance rules, which will provide minority shareholders with
                                                                              5
          analogous protection to that provided by Telecom Italia's bylaws - and the latter's corporate purpose.

          In particular, the change in Olivetti's corporate purpose, made necessary by the need - derivable from the provisions of the licences and related fee schedules issued by the competent authorities pursuant to Presidential Decree 31 8/1997 - for the Company Resulting from the Merger to have a purpose that expressly includes the regulated activities subject to administrative authorization currently performed by Telecom Italia will trigger the right of withdrawal from the company, under Article 2437 of the Civil Code, in favour of Olivetti shareholders contrary to the adoption of the resolution providing for such change.

          The change in the corporate purpose is also necessary in order to eliminate the reference in Olivetti's present bylaws to the prevalent nature of the activity of holding company, which is incompatible with the activity performed by Telecom Italia, as expressly stated in its present bylaws.

          The relative majority shareholder of Olivetti, Olimpia S.p.A., has announced that it will not exercise its right of withdrawal.

          In order to meet the needs deriving from the settlement of withdrawals, Olivetti will draw on lines of credit provided by a pool of banks and amounting to Euro 9,000,000,000.

          Provision has also been made for the Company Resulting from the Merger to adopt the name Telecom Italia. This meets the need to make the name of the Company Resulting from the Merger consistent with the new organizational structure and the nature of the activities it will acquire and perform at the end of the Operation, although the intention is to continue to capitalize on the historic name of "Olivetti" together with the other Group marks.

          Lastly, it is proposed that the registered office of the Company Resulting from the Merger be transferred to Milan, at the address of Telecom Italia's present registered office. Ivrea will continue to be the strategic headquarters for the manufacturing activity of the Olivetti Group centered around Olivetti Tecnost and for the latter's activity in connection with the Tiberius Project.

          For a more detailed discussion of the changes to the bylaws and the right of withdrawal made necessary by the Operation, see Sections 9 and 10.

1.1.3 Since the Operation will involve Olivetti's absorption of a subsidiary, it will result in the cancellation of Olivetti's holding in Telecom Italia at the time the merger becomes effective and the assignment to the holders of Telecom Italia ordinary and savings shares other than Olivetti of ordinary and savings shares issued by the Company Resulting from the Merger and to the holders of Olivetti shares of newly-issued ordinary shares of the Company Resulting from the Merger on the basis of assignment ratios corresponding to the exchange ratio. This assignment will be made by redistributing Olivetti's capital at the end of the Operation (see most notably Section 4).

          In particular, in order to comply with the exchange ratio for the Telecom Italia savings shares, provision has been made for the Company Resulting from the Merger to issue savings shares to be assigned to the holders of Telecom Italia savings shares. It is proposed that application be made to Borsa Italiana S.p.A. for the listing of these savings shares on the MTA electronic share market. The effectiveness of the merger will be subject to such listing.

1.1.4 As mentioned earlier, as a consequence of the merger, Olivetti will cancel all the Telecom Italia shares it holds at the time the merger takes place. For the purposes of the financial statements for the fiscal year, the difference between the carrying value of the cancelled Telecom Italia shares and the corresponding share of the shareholders' equity will be positive and will therefore give rise to a cancellation deficit. This deficit, whose size will also depend on the level of acceptances of the tender offer (discussed in Subsection 1.1.8), will be allocated to Telecom Italia's assets (in particular its holding of TIM shares) and any remaining difference will be entered under "goodwill". In view of the procedure for assigning the shares of the Company Resulting from the Merger (see Section 4), it is reasonable to expect that an exchange surplus will emerge.

          In Olivetti's consolidated financial statements the consolidation difference that arose with the acquisition of Telecom Italia in 1999 will be increased by the difference between the carrying value of any Telecom Italia shares acquired in the tender offer and the corresponding share of the shareholders' equity.

1.1.5 The savings shares issued by the Company Resulting from the Merger for the holders of Telecom Italia savings shares will have identical economic rights to those of the Telecom Italia savings shares, including the possibility of satisfying the preferential rights provided for in the bylaws by distributing reserves (the addition of which to the Telecom Italia bylaws, with immediate effect, will be proposed to the shareholders' meeting called to approve the merger plan).

          The maintenance of the preferential rights to which each Telecom Italia savings share is entitled by law will be accompanied by an improvement in the preferential position of each savings shareholder, since he/she will be assigned, for each such share held, more than one savings share of the Company Resulting from the Merger (on the basis of the assignment ratio by means of which the exchange will be implemented; on this point see Section 4).

          Since each of the newly-issued savings shares of the Company Resulting from the Merger will have a par value equal to the present par value of the Telecom Italia savings shares (Euro 0.55) and will give the same percentage preferential right calculated with reference to its par value, at the time of the exchange each holder of Telecom Italia savings shares will receive, as a consequence of the assignment ratio, a larger amount of the nominal capital of the Company Resulting from the Merger than the amount previously held and will therefore be entitled to a larger preferred dividend in absolute terms.

          This advantage, together with the above-mentioned possibility of satisfying the preferential rights by distributing reserves, improves the position of the holders of savings shares compared with that prevailing before the Operation.

1.1.6 On 13 March 2003 Olivetti published a notice in the Gazzetta Ufficiale regarding the rights of holders of "Olivetti 1,5% 2001-2004 convertibile con premio a1 rimborso" and "Olivetti 13% 2001-2010 convertibile con premio al rimborso" convertible bonds to exercise the right of conversion pursuant to Article 2503-bis, second paragraph, of the Civil Code.

          The time limit for the de jure exercise of the conversion right expired on 13 April 2003. The holders of bonds convertible into Olivetti shares can, however, exercise the conversion right in accordance with the rules of the above-mentioned bond issues after the expiration of the time limit established by Article 2503-bis, second paragraph, of the Civil Code, without prejudice to the periods of suspension provided for in such rules.

          Lastly, it should be noted that as a consequence of the merger the ratio for the bond conversion into Olivetti shares and that for the exercise of the warrants will be adjusted to take account of the new par value of the shares of the Company Resulting from the Merger and in relation to the assignment ratio, as explained in more detail in
          Section 4. In particular, the adjustment will be made to reflect the new fractional number of shares of the Company Resulting from the Merger into which each bond and each warrant can be converted at the end of the merger in view of the assignment ratio on the basis of which the shares of the Company Resulting from the Merger will be assigned in exchange to the shareholders of Olivetti who have not exercised their right of withdrawal.

1.7.7 The Olivetti shareholders' meeting called to adopt the merger Resolution will therefore be required to update the resolutions adopted to increase the capital for the exercise of the rights attaching to the "Warrant azioni ordinarie Olivetti ex Tecnost 1999-2004" warrants and the "Olivetti 13% 2001-2004 convertibile con premio al rimborso" and "Olivetti 1,5% 2001-2010 convertibile con premio al rimborso" convertible bonds and for the exercise of stock options, with the consequent revision of the related rules. The same Olivetti shareholders' meeting will also be called upon to approve increases in capital for the stock options issued by Telecom Italia that have not yet been exercised.

          Naturally, the exact quantification of the shares obtainable by exercising the warrants and stock options and of those deriving from conversions will be possible only when, at the time the deed of merger is signed, the assignment ratio is established, as provided for in Section 4.

1.1.8 As part of the Operation and before its completion, provision has been made for a tender offer for some of Telecom Italia's ordinary and savings shares. In addition to having an investment rationale, this is also intended to provide a way for Telecom Italia shareholders who do not wish to keep their entire holding in the Company Resulting from the Merger to liquidate part of it, in a similar way to the Olivetti shareholders who exercise their dejure right of withdrawal. The tender offer will be made for an amount equal to that remaining, if any, from the Euro 9,000,000,000 made available by the pool of banks to finance the exercise of the right of withdrawal.

          Consequently, assuming the availability of financial resources, as specified above, the tender offer will be made only at the end of the period allowed for the exercise of the right of withdrawal following the approval of the merger plan and the adoption of the new bylaws with the amended corporate purpose and no minimum threshold will be set for acceptances. The number of Telecom Italia shares tendered for will be established - once the number of Olivetti shares for which the right of withdrawal has been exercised is known - by dividing the amount remaining of the finance provided for withdrawals, if any, by the offer price per Telecom Italia ordinary and savings share (established in the manner described below), so that the offer will be for the same percentage of ordinary shares and savings shares (calculated in relation to the total number of shares of each class).

          The offer price will be equal to the weighted average of the official prices recorded on the stock exchange between 12 March 2003 and the date of the shareholders' meeting of the Absorbing Company that approves the merger plan, plus a 20% premium. In addition, the offer price will be between: (i) a maximum of Euro 8.40 and a minimum of Euro 7 per share for Telecom Italia ordinary shares and (ii) a maximum of Euro 5.65 and a minimum of Euro 4.70 per share for Telecom Italia savings shares.

          Depending on the offer price established in the manner described above, and assuming that the full amount of Euro 9,000,000,000 is available owing to the failure of Olivetti shareholders to exercise their right of withdrawal, the tender offer will be for the minimum and maximum quantities of Telecom Italia ordinary and savings shares shown below:

          (i) assuming that the offer price is equal to the maximum price specified above, the offer will be for about 16.1% of the ordinary shares and about 16.1% of the savings shares;

          (ii) assuming that the offer price is equal to the minimum price specified above, the offer will be for about 19.4% of the ordinary shares and about 19.4% of the savings shares;

          If, however, the acceptances of the tender offer fall short of the maximum quantity for one class of shares but exceed it for the other class, the amount not used to buy shares of the first class will be used to buy shares of the second class, and the maximum quantity of shares of the latter class will increase until all the funds available have been used, so that the largest number of shareholders wishing to accept the offer can be satisfied. In such case the percentages indicated in the subparagraphs (i) and (ii) will change.

          The tender offer will be made as soon as possible after the close of the period for Olivetti shareholders to exercise their right of withdrawal. Provision has also been made for the tender offer, if made, to become ineffective if the merger does not become effective by a given date, now tentatively envisaged to be 31 December 2003, without prejudice to the intention of the companies participating in the Operation to complete the merger as soon as possible and, specifically, in the first few days of August 2003.

          The foregoing condition for the ineffectiveness of the tender offer is intended to ensure that it depend on substantially the same circumstances as the right of withdrawal of the Olivetti shareholders, which applies only if the merger is completed.

1.1.9 At the end of the Operation the ordinary shares of the Company Resulting from the Merger will continue to be listed on Borsa Italiana's MTA electronic share market. Nor will the Operation affect the listing of the Olivetti ordinary shares on the Frankfurt Stock Exchange. As mentioned earlier, the intention is for the savings shares also to be listed on the MTA market before the merger becomes effective and as a condition of its effectiveness. It is also intended that the ordinary and savings shares be listed on the New York Stock Exchange in the form of American Depositary Receipts
          (ADRs), thus maintaining the present situation with regard to Telecom Italia ordinary and savings shares.

1.2       The companies participating in the Operation

1.2.7 Olivetti is a holding company, of which the most important holding is its 54.9% interest in the ordinary share capital of Telecom Italia (about 39.5% of the total share capital). It also has holdings in other industrial sectors such as office products and services and in real estate, notably through its subsidiaries Olivetti Tecnost

          S.p.A. (information technology and communications products and services) and Olivetti Multiservice S.p.A. (services related to the real-estate sector).

          The following tables show selected income, balance sheet and financial data for the Olivetti Group and for Olivetti, drawn from the consolidated financial statements for the 2002 fiscal year, Olivetti's draft financial statements for 2002 and its financial statements for 2001 and 2000, appropriately reclassified to conform with those of Telecom Italia.

          Selected economic and financial data for the Olivetti Group and for Olivetti

                                 OLIVETTI GROUP
                                --------------

(in millions of euros)                2002       2001       2000(*)      2000
----------------------                ----       ----       -------      ----
Sales of goods and services          31,408     32,016      28,374      30,116
                                     ------     ------      ------      ------
Gross operating profit               14,033     13,707      12,272      13,173
                                     ------     ------      ------      ------
Operating income                      6,016      5,338       5,112       5,477
                                     ------     ------      ------      ------
Consolidated net income (loss)
before minority interest               (773)    (3,090)       (940)       (940)
                                     ------     ------      ------      ------
Consolidated shareholders'           11,640     12,729      13,856      13,856
equity (parent company's
interest)
                                     ------     ------      ------      ------
Consolidated net financial debt:     33,399     38,362      35,728      37,524
- medium and long-term               33,309     37,042      25,622      27,157
- short-term                             90      1,320      10,106      10,367
                                     ------     ------      ------      ------

(*) Reconstructed by consolidating the Nortel Inversora group (Telecom Argentina) using the equity rather than the proportionate method.


                                    OLIVETTI
                                   --------

(in millions of euros)          2002         2001          2000
----------------------          ----         ----          ----
Net income (loss)             (6,240)        (871)           870
Shareholders' equity           9,031        15,235        13,937
Net financial debt            15,195        16,322        17,991
- medium and long-term        12,472        10,293        17,150
- short-term                   2,723         6,029           841

1.2.2 Telecom Italia, together with the group of companies it heads, is one of the largest international groups operating in the sector of telecommunication services and, more in general, information and communication technology. Its companies, leaders in fixed and mobile communications, the Internet and multimedia, information technology and research offer integrated and innovative services in Italy and abroad. Its principal strength lies in its leadership in the Italian markets for fixed and mobile telecommunications and Internet services. The companies of the Group have created broadband, fixed and mobile networks providing innovative services, complex solutions for ICT, multimedia messaging, solutions for mobile business, products for e-government and online banking.

          Following the changes in top management in 2001 and the significant overhaul of corporate growth strategies with the formulation of the Business Plan for 2002- 2004, in 2002 an overall restructuring was launched. In particular, organizational restructuring led to the formation of a completely renewed, compact and stable management team. During 2002 the responsibilities of the Domestic Wireline and Information Technology business units were revised in depth and a new South American business unit was established.

          At Group level the so-called "professional families" were upgraded and strengthened with the establishment of a functional link between distinctive competences in the individual Telecom Italia Group companies and the analogous functions in the parent company so as (i) to ensure greater organizational effectiveness and the verification of resources, and (ii) to foster intra-Group mobility. In addition, new procedures were introduced for the approval and monitoring of investments and acquisitions, with the centralization of governance responsibilities.

          Important progress was made in financial strengthening and industrial restructuring, in line with the Business Plan. The results obtained with the gain in efficiency and the plan of disposals (which generated a net cash flow of Euro4,771 million in 2002) were decisive in reducing the Group's debt from Euro 21,942 million at the end of 2001 to Euro 18,118 million at 31 December 2002. The proportion of debt with a maturity of more than one year rose from 64% at the end of 2001 to 75% at the end of 2002. The Group's structure was simplified, with the number of companies declining in 2002 from 714 to 416.

          Turning to business developments, the focus in 2002 was placed on innovation by strengthening the company's leadership in the Italian market and its presence in international markets.

          In the field of mobile telephony, TIM ranks first among European operators in terms of the number of GSM lines on a single network and is the leader in Italy. In October TIM launched Brazil's first GSM service, which reached more than 80 cities throughout the country.

          The following tables show selected income, balance sheet and financial data for the Telecom Italia Group and for Telecom Italia, drawn from the consolidated financial statements for the 2002 fiscal year, the company's draft financial statements for 2002 and the financial statements for 2001 and 2000.

          Selected economic and financial data for the Telecom Italia Group and for Telecom Italia

                              TELECOM ITALIA GROUP

(in millions of euros)                 2002      2001       2000(*)      2000
----------------------                 ----      ----       -------      ----

Sales of goods and services           30,400    30,818      27,169      28,911
                                      ------    ------      ------      ------
Gross operating profit                13,964    13,619      12,217      13,118
                                      ------    ------      ------      ------
Operating income                       7,381     6,674       6,440       6,805
                                      ------    ------      ------      ------
Consolidated net income (loss)          (322)   (2,068)      2,028       2,028
before minority interest
                                      ------    ------      ------      ------
Consolidated shareholders'             9,049    13,522      18,821      18,821
 equity (parent company's interest)
Consolidated net financial debt:      18,118    21,942      17,233      19,029
- medium/long-term                    15,018    16,083       6,733       8,268
- short-term                           3,100     5,859      10,500      10,761
                                      ------    ------      ------      ------
Consolidated free cash                 8,610     5,990       4,453       4,763
                                      ------    ------      ------      ------
flow from operations1

(*) Reconstructed by consolidating the Nortel Inversora group (Telecom Argentina) using the equity rather than the proportionate method.
1    Operating income + Depreciation and amortization - Industrial investments
     - Change in working capital.


                                 TELECOM ITALIA

(in millions of euros)                   2002          2001           2000
----------------------                   ----          ----           ----
Sales of goods and services             17,055        17,309         17,463
                                        ------        ------         ------
Gross operating profit                   7,549         7,571          7,556
                                        ------        ------         ------
Operating income                         4,045         3,983          3,595
                                        ------        ------         ------
Net income (loss)                       (1,645)          151          2,559
                                        ------        ------         ------
Shareholders' equity                    10,956        15,871         18,714
Net financial debt:                     15,128        16,913         16,839
- medium/long-term                      11,848        10,371          3,188
- short-term                             3,280         6,542         13,651
                                        ------        ------         ------
Free cash flow from operations           5,291         4,384          4,234
                                        ------        ------         ------

1 Operating income + Depreciation and amortization - Industrial investments - Change in working capital.

     1.3  The reasons for the Operation

     One aspect of interest to shareholders is that the Operation will lead to the Company Resulting from the Merger being more contestable since, upon completion of the Operation, the holding of the present relative majority shareholder of Olivetti will be reduced (see Section 7), with a consequent increase in the security's liquidity and the reasons for the market to view it favourably, to the benefit of all the shareholders.

     The proposed Operation will also bring a major simplification in the structure of the Group, in line with the expectations of the market and the objective of an overall improvement in Olivetti's financial position. Among other things, the integration of corporate functions will ensure faster decision-making in the context of an organizational structure comparable to that of the leading international operators.

     The Operation is also intended to bring additional advantages by:

     - optimizing financial and income flows within the Group through a more efficient management of Group debt and more efficient use of financial leverage. In fact the Operation will permit the whole financial debt to be allocated directly to a level closer to the operational activities that generate cash flow and eliminate the dependence of Olivetti on the dividend policy of the Company to be Absorbed. It is also likely that these effects will lead to an improvement in the creditworthiness of the Company Resulting from the Merger, which, in turn, could lead to a more favourable rating and a reduction in the cost of future debt;

     - allowing the Company Resulting from the Merger to optimize its financial structure and reduce the average cost of capital employed compared with that of Telecom Italia today. This effect should help to sustain the price of the shares of the Company Resulting from the Merger and therefore create value for the shareholders of Olivetti and Telecom Italia;

     - improving the tax efficiency of the Company Resulting from the Merger under the current tax rules, through the complete and faster recovery, including the part currently not stated, of the tax benefits in connection with the value adjustments to equity interests decided at the time of the approval of Olivetti's draft financial statements for the 2002 fiscal year ("Tax Asset").

     1.4  The objectives for operations and the plans for achieving them

          The companies participating in the merger were in agreement on the objectives for operations and the plans for their achievement by the Company Resulting from the Merger. Substantially, they coincide with those of Telecom Italia approved by its Board of Directors on 13 February 2003, which in turn confirm the guidelines and objectives of the Business Plan 2002-2004. With specific regard to Olivetti, it should be noted that Olivetti Tecnost is substantially neutral in terms of its impact on the operating income.

          However, the Operation will result in a merger deficit (deriving from share cancellation), any portion of which not classified as a Telecom Italia asset (specifically among equity interests) will be amortized over a period of 20 years. The updated financial projections take account of this additional portion of amortization.

          The same projections consider the financial charges associated with Olivetti's present debt, as well as the effect of the tax asset connected with the value adjustments made in Olivetti's and Telecom Italia's draft financial statements for 2002.

          In addition to the disposals already envisaged by the Business Plan (Telekom Austria, Operazioni Real Estate), the projections also include the receipts from the disposal of the company into which Seat Pagine Gialle is to be spun off.

          Lastly, it is estimated that the cash flows from operations and disposals of the Company Resulting from the Merger will be able to sustain not only a reduction in debt but also a dividend distribution policy in line with that set out in Telecom Italia's Business Plan.

          The following table summarizes the above considerations at consolidated level, from which the sustainability of the commitments entered into for the future appears evident.

Billions of euros                   Olivetti 2002   Consolidated objectives of
                                     consolidated     the Company Resulting
                                      financial        from the Merger (*)
                                      statements        CAGR 2002-2005 ***
-----------------                   -------------   --------------------------

Sales of products and services           31.4              4 - 4.5%
Gross operating profit                   14.0              5 -5.5%
% of sales                               44.6%
Operating income                         6.0               8 -8.5%
% of sales                               19.1%
                                                           Cumulative 2003-
                                                                           2005
Free Cash Flow                            8.6               29
Net financial position                   33.4**            34.3****

(*) Assuming zero withdrawals, fully diluted.
(**) The net financial position does not take account of the forward purchase commitments (December 2005) in respect of Aldermanbury Investment Limited (formerly Chase Equities Limited), equal to Euro 2,417 million. (***) The scope of the consolidation is the same.
(****) At 31 December 2004.

2. The values attributed to Olivetti and Telecom Italia for the purpose of determining the exchange ratio

For the valuations needed to establish the exchange ratio, Olivetti's Board of Directors had recourse to the advice and assistance of a leading financial advisor, JPMorgan Chase Bank ("JPMorgan").

The valuation methods applied by JPMorgan to establish the exchange ratio have been checked by Professor Angelo Provasoli, in his capacity as Olivetti's consultant, with a view to verifying their mutual consistency and appropriateness with respect to the purpose of the Operation.

Olivetti's Board of Directors - taking into account the draft financial statements of the Absorbing Company and the Company to be Absorbed for the year ended 31 December 2002, approved by the two companies' respective Boards of Directors as the reference statements of assets and liabilities, and of the proposed distribution of reserves by Telecom Italia up to a maximum of about Euro 1,333 million, and after careful analyzing the valuations put forward by the financial advisor and the conclusions reached by Professor Angelo Provasoli and being in agreement with the valuation methods applied and described in
Section 3 - has identified the following ranges for the values of the shares of the companies participating in the merger for the purpose of establishing the exchange ratio:

                                     Minimum           Mean            Maximum
                                     -------           ----            -------
Values per Telecom Italia              8.1             8.6               9.1
 ordinary share (euros)

                                     Minimum           Mean            Maximum
                                     -------           ----            -------
Values per Telecom Italia
savings share (euros)                  5.4             5.8              6.1

                                     Minimum           Mean            Maximum
                                     -------           ----            -------
Values per Olivetti ordinary           1.13            1.26             1.39
share (euros)

                                     Minimum           Mean            Maximum
                                     -------           ----            -------
Values per Olivetti savings            0.76            0.84             0.93
share (euros)

It should be noted that the figures in the above tables, as in all the tables in Section 3, have been rounded, albeit without this materially affecting the results.

3.   The exchange ratio established and the methods used in determining it

3.1       Valuation methods used

3.1.1 It needs to be premised that the ultimate aim of the valuation of the companies participating in a merger is to obtain values of the companies participating in the operation that can be meaningfully compared.

          Consistently with this objective, and in accordance with the regular practice, a uniform yardstick must be adopted throughout the whole valuation process in order to defend the interests of the shareholders of the Absorbing Company and the Company to be Absorbed. This does not necessarily mean that identical valuation methods must be used for all the companies directly or indirectly involved in the merger, especially if they operate in different sectors, but rather that there must be the same approach to valuation.

          Since, as mentioned earlier, the exclusive aim of the estimates is to establish significantly comparable values, the methods adopted in the context of valuations for merger purposes and the related results may differ from those used for valuations having a different purpose.

          On the basis of these assumptions and as a consequence of the adoption of the redistribution method for the assignment of the shares of the Company Resulting from the Merger (as discussed in more detail in Section 4), it is first necessary to establish a "natural" exchange ratio between the shares of the two companies, corresponding to the exchange ratio that would have been applied if the merger had involved the issue of new shares for the purpose of the exchange. This "natural" exchange ratio will correspond to different assignment ratios, which will depend, as shown in Section 4, on a number of variables.

          With this premise, the "natural" exchange ratio was established by applying valuation methods that are commonly used in Italy and abroad for operations of this kind and for businesses in this sector.

          In particular, account was taken of the comparative valuation of the companies involved and priority given to the homogeneousness and comparability of the methods used with respect to the simple estimate of the economic capital of each company considered on its own.

          In this perspective, the valuations were carried out considering the two companies as separate entities and therefore ignoring all the strategic, operational and financial synergies expected from the merger, as well as the question of control premiums/minority discounts associated with the possession of equity interests.

3.1.2 For the valuation of Telecom Italia, the fundamental method it was decided to apply was that known as the Sum-of-the-Parts method, which it is standard market practice to use to estimate the value of a group operating in several sectors.

          Under the Sum-of-the-Parts method the value of a company's economic capital is calculated as the sum of the values of its separate units, in the sense of economic entities that can be valued independently and suitably adjusted to take account of the company's financial position and minority interests, where material, and of other factors such as off-balance-sheet items and potential tax benefits.

          As regards the single units, in view of the complexity and extensiveness of the structure of the Telecom Italia Group and of the many sectors in which it operates, it was decided advisable to value each of them using the methods deemed most appropriate to each situation. In particular, the valuation of the principal units was based primarily on the Discounted Cash Flow method, while the remaining assets, which are of limited importance in the overall valuation, were valued using stock market prices, for companies listed on a regulated market, and/or the method of market multiples, with use also made for testing and control purposes of balance sheet values and the values published in analysts' research reports on such units, where available.

          The Discounted Cash Flow method gives the value of a company as a whole. It is based on the assumption that the value of a company or an economic activity is equal to the present value of future cash flows. These flows can be determined analytically as follows:

          +    Earnings before interest and tax (EBIT)
          - Imputed tax on EBIT Depreciation and other non-cash allowances - Fixed investment +/- Change in net working capital

          Under this method the value of the economic capital of a company or an economic activity is equal to the sum of (i) the discounted value of the expected cash flows and (ii) the terminal value of the company, less (iii) the net financial debt and minority interests, as given by the following formula:

                      n  FC                  VT
                           t
               W =  SUM------------- + -------------   -DFt0
                    t=l (1 + WACC)t     (1 + WACC)n

          where:

          W = Value of the economic capital W - FC t = Annual cash flow expected in period t VT = Terminal value DF = Net financial debt and minority interests at time t=O n = Number of projection periods WACC = Weighted average cost of capital

          The terminal value is the value of the company or economic activity to be valued at the end of the period covered by the projections and is determined assuming that the duration of the business is unlimited. The terminal value is determined using the perpetual growth method by applying the following formula:

                          VT = FC / (WACC - G)

          where:

          VT = Terminal value FC = Normalized cash flow g = Perpetual growth rate
          WACC = Weighted average cost of capital

          The terminal value obtained in this way is treated as if it were an additional cash flow and thus discounted using the weighted average cost of capital, which is the average of the costs of the different forms of financing used (equity capital and debt capital net of tax effects) weighted according to the financial structure of the company or economic activity.

                                D           E
               WACC=Kd (1-t) ------ + Ke -------
                              D+E          D+E

          where:

          Kd   =    Cost of debt capital
          Ke   =    Cost of equity capital
          D    =    Debt capital
          E    =    Equity capital
          t    =    Tax rate

          In particular, the cost of debt capital is the long-term interest rate applicable to companies or economic activities of similar riskiness net of the tax effect. The cost of equity capital, instead, reflects the rate of return expected by the investor with account taken of the relative risk, calculated using the Capital Asset Pricing Model, as shown below:


               Ke = Rf + B (Rm-Rf)

          where:

          Ke   =    Cost of equity capital
          Rf   =    Rate of return on risk-free investments

          B = Coefficient that measures the correlation between the rate of return expected on an investment and the rate of return expected on the reference equity market
          R m = Expected equity market rate of return (Rm- Rf) = Risk premium required by the equity market with respect to the rate of return on risk-free investments

3.1.3 The valuation of Olivetti was based, instead, using as fundamental method the Net Asset Value method (substantially equivalent in methodological terms to the Sum-of-the-Parts method), since it is standard market practice to use this method to value holding companies without a significant operating activity.

          According to the Net Asset Value method, the value of the economic capital of a company is the sum of the values of its holdings, in the sense of economic entities that can be valued independently, and suitably adjusted to take account of the company's financial position and minority interests, where material, and of other factors such as the centralized costs of the holding company, other assets, off-balance-sheet items and potential tax benefits.

3.1.4 The exchange ratio obtained by applying the above methods was tested by using the stock-market prices method, which, in the case in question, involves considering the ratio between the values of the shares of the companies participating in the merger expressed by the stock market.

          This method is considered significant when making valuations for a merger when both the companies involved are listed. Its significance increases further when, as in the case in question, the average volumes traded are large; in such circumstances the prices formed in the market provide a baseline for the purposes of a comparison of the profitability, soundness, growth prospects and riskiness of the companies from the standpoint of investors and thus for the ratio between the values of the companies involved in the merger.

          In applying this method it is necessary to strike a balance between the need to mitigate the volatility of daily share prices by considering a sufficiently long period and the need to use recent data that are indicative of the market values of the companies in question. In identifying the time horizon to consider it also necessary to take account of any major changes or significant events that have affected the companies.

          Since both Telecom Italia and Olivetti are listed on Borsa Italiana's MTA electronic share market and are among the largest Italian companies in terms of market value, it was considered that the stock market prices of their securities constituted a reliable benchmark.

3.2  Application of the chosen valuation methods

     This subsection contains a description of the manner in which the valuation methods discussed in Subsection 3.1 were applied to the companies participating in the merger in order to obtain the "natural" exchange ratio.

3.2.1 Telecom Italia

     Telecom Italia was valued using the Sum-of-the-Parts fundamental method.

     In applying this method, the valuation of the principal activities (the activities of Telecom Italia S.p.A., Telecom Italia Mobile and Seat Pagine Gialle-directory) was based primarily on the Discounted Cash Flow method, while the remaining units were valued using stock market prices, for companies listed on a regulated market, and/or the method of market multiples, with use also made for testing and control purposes of balance sheet values and the values published in analysts' research reports on such companies, where available.

     In the case of the units for which the Discounted Cash Flow method was used, the method was applied with a view to determining the fundamental value of the companies for financial investors and on the basis of the following assumptions and approaches:

     - reference was made to the cash flows of the individual units as set out in the economic and financial plans drawn up by Telecom Italia;

     - the growth rates used for the financial projections beyond the time horizon of Telecom Italia's business plan and for the calculation of the terminal value reflect growth prospects consistent with the relevant market benchmarks; the terminal value, determined on the basis of the flows estimated in the manner indicated, is substantially consistent with the multiples implicit in the current prices of comparable companies;

     - the weighted average cost of capital (WACC) was calculated on the basis of a capital structure substantially in line with the present one.

     In applying the Discounted Cash Flow method, reference was made, as mentioned earlier, to the cash flows from operations for the main activities based on the economic and financial plans drawn up by Telecom Italia's management. These are briefly described in what follows.

     Fixed telephony

     The economic and financial projections in this field were constructed starting from the market and economic and financial results achieved in 2002. For the years 2003-2005 they reflect the company's strategic operating and financial objectives within a market scenario that refers substantially to the Italian fixed telephony market.

     The projections were developed assuming little change in the regulatory framework, which is reflected in the movements expected in the prices for access, interconnection and leased lines. In particular, consideration was given to the introduction of the network cap for access and interconnection, while for leased lines the financial projections reflect a continuation of the present downward trend of prices in the period 2003-2005.

     In a retail market characterized (i) by a decline in the value of voice traffic at an annual rate of 2.3%, as a result of small increases in volumes and falling prices, and (ii) by an in increase in sales in the Internet, data transmission and high value-added services segments, the "Domestic Wireline" business unit is expected to maintain the present level of revenues, with an average compound annual growth rate estimated at 0% - 0.5% in the period 2002-2005.

     With revenues performing as described above, the Gross operating margin is forecast to grow at an annual rate of 2% - 2.5% until 2005, with an objective for the margin on sales of more than 49%. These results stem from the strategy of focusing on the core business, product innovation and a policy aimed at enhancing efficiency and lowering operating costs.

     The high levels of profitability and of the generation of cash flow from operations will benefit from capital spending on the order of Euro 6.2 billion in the period 2003-2005, of which about 80% will be on the development of innovative products and services.

     The following table summarizes the financial objectives of the "Domestic Wireline" business unit, which consists principally of Telecom Italia's activity in the field of fixed telephony.

                               2002                    CAGR 2002 -2005
                               (billions of euros)     (%)
                               -------------------      --------------------
          Revenues                    17.0              0%- 0.5%
          EBITDA                       8.0              2% - 2.5%
          EBIT                         4.7              4.5% - 5%
                                                        Cumulative 2003 -2005
                                                        (billions of euros)
          Capex                        2.5              6.2

     Mobile telephony (TIM)

     In this field consideration was given to market data and the results for the year 2002, together with economic and financial projections based on the TIM group's strategic objectives, with a distinction made between activities in Italy and abroad.

     As regards the domestic market for mobile telephony, it is estimated that its value will have risen to 1.5% of GDP in 2005 and that the level of penetration will reach 100% in 2004. The level of profitability is expected to remain high in the European context.

     The main source of the creation of value will be Value Added Services
     (VAS), which are expected to record a compound annual growth rate of around 30% in the period 2002-2005, with an objective for their contribution to Average Revenue Per User (ARPU) of 18%-22% in 2005, compared with 9% in 2002. Capital spending to sustain the growth of VAS in the domestic market is expected to increase from 28% of all capital spending on mobile telephony in 2003 to 35% in 2005.

     Business abroad is expected to account for a rising proportion of mobile telephony revenues. In Brazil, which will be the main area of international expansion, it is estimated that the penetration of mobile telephony will rise from 19% in 2002 to 26% in 2005 and that over the same period the Group's market share will grow from 16% to 26%, with the objective of increasing users to 12.5 million, of which 9.9 million on the GSM network; this growth will be sustained by capital spending on the order of Euro 1.1 billion in the period 2003-2005.

     The following table summarizes the results achieved in 2002 and the main economic and financial objectives for the period 2003-2005.

                                2002                      CAGR 2002 -2005
                                (billions of euros)       (%)
                               -------------------        --------------------
          Revenues              10.9                      7% - 8%
          EBITDA                5.0                       8% - 9%
                                                          Cumulative 2003 -2005
                                                          (billions of euros)
          Capex                 1.7                       5.6


          Seat Pagine Gialle

          In this case consideration was again given to market data and the results for the year 2002; reference was also made to a macroeconomic scenario with moderate growth in GDP and advertising in the main target markets (Italy and the United Kingdom).

          In particular, Seat Pagine Gialle's strategy focuses on the search for further efficiency gains and aggressive action to expand its business, in order to generate continuous and growing cash flows.

          This growth in business will come from a strengthening of the Directories sector through the integration of the different platforms (phone, paper and the Internet) and the application of this model in foreign markets, starting with the United Kingdom.

          As regards Internet business, a rapid growth in revenues is envisaged, at an annual rate of between 17% and 21 % in the period 2002-2005.

          The estimates underlying Seat Pagine Gialle's financial projections are summarized in the following table.

                               2002                      CAGR 2002 -2005
                               (billions of euros)             (%)
                               -------------------        --------------------
           Revenues            2.0                       6% - 8%
           EBITDA              0.6                       11% - 13%
           EBIT                0.2                       27% - 29%
                                                         Cumulative 2003 -2005
                                                         (billions of euros)
           Capex               0.1                       0.3

          Sum of the Parts

          In applying the Discounted Cash Flow method, in the context of the calculation of the Sum of the Parts, for the rate of return expected on risk-free investments, recourse was made to the "normal" rate of return on risk-free investments in the Italian market, while the beta coefficient was calculated on the basis of the most appropriate market indicators in the light of the financial structure of the activity to be valued. The risk premium required by the market was deduced from the rate of return implicit in market prices.

          To the sum of the values of the assets calculated in the manner described above was added the net financial position at 31 December 2002 (adjusted to take account of the effects of the proportional net debts and minority interests, where material) and the net value of other adjustments, including some off-balance-sheet items and tax benefits.

          The table below shows the minimum, mean and maximum values of the Telecom Italia ordinary share obtained using the Sum-of-the-Parts method before the distribution of reserves planned for June 2003 and thus before the completion of the merger.

                                             Minimum         Mean        Maximum
                                             -------         ----        -------
     Values per Telecom Italia                 8.3            8.8          9.3
     ordinary share (euros)

     The results obtained using the Sum-of-the-Parts method were tested by analyzing the target prices identified by financial analysts. The research reports published by brokers and investment banks available at 7 March 2003, which gave a sample of 20 target prices for the Telecom Italia ordinary share, showed a range of values from Euro 7.5 to Euro 12.0 per Telecom Italia ordinary share. The mean value was Euro 9.2 per Telecom Italia ordinary share and the mid point of the range was Euro 9.8 per Telecom Italia ordinary share.

     The table below shows the minimum, mean and maximum values of the Telecom Italia ordinary share obtained using the Sum-of-the-Parts method adjusted for the distribution of reserves planned for June 2003.

                                             Minimum         Mean        Maximum
                                             -------         ----        -------
     Values per Telecom Italia                 8.1            8.6          9.1
     ordinary share (euros)

     The next table shows the minimum, mean and maximum values of the Telecom Italia savings share calculated on the basis of the average market discount of the last month before 7 March 2003, equal to about 33%, which is in line with the discount on the last day of trading of the Olivetti and Telecom Italia shares before the announcement of the merger (7 March
     2003) and substantially in line with the average discount of the last 3, 6 and 12 months.

                                             Minimum         Mean        Maximum
                                             -------         ----        -------
     Values per Telecom Italia                 5.4            5.8          6.1
     savings share (euros)

     3.2.2 Olivetti

     As mentioned earlier, Olivetti was valued using the Net Asset Value method, which it is standard market practice to use to value holding companies without a significant operating activity.

     The net asset value was calculated as the sum of the value of the company's equity investments and of its other assets, less its net financial liabilities and minority interests, where material, and with consideration also given to the negative net present value of the centralized costs of the holding company.

     The company's principal equity investment is that in Telecom Italia, which has been valued as discussed in Subsection 3.2.1 with reference to the values obtained using the Sum-of-the-Parts method, adjusted for the effect of the distribution of reserves planned for June 2003.

     In this respect it needs to be stressed that it was not considered appropriate to calculate the Net Asset Value on the basis of the current stock market value of Olivetti's holding in Telecom Italia since, in the context of a valuation for the purpose of establishing an exchange ratio, having deemed it correct to value Telecom Italia on the basis of a fundamental method (Sum of the Parts), the valuation of the holding therein in the context of Olivetti's Net Asset Value had to be based on a fundamental method, so as to ensure the homogeneousness of the methods adopted and the overall reliability of the results. On the contrary, the calculation of Olivetti's Net Asset Value on the basis of stock-market prices of Telecom Italia would have been marked not only by the non-homogeneousness of the methods adopted but also by high volatility owing to Olivetti's financial leverage, which would cause the valuation to be unreliable.

     The other equity investments and assets were valued using the Discounted Cash Flow method (Olivetti Tecnost), the stock market price method for companies listed on regulated markets and/or the market multiples method, with use also made for testing and control purposes of balance sheet values and the values published in analysts' research reports on such companies, where available.

     The Olivetti treasury shares held both directly and indirectly through the subsidiary Olivetti International S.A. were valued at the final implicit value resulting from the calculation of Olivetti's Net Asset Value. This valuation method gives a result that is substantially equivalent to that obtained with the alternative method, which consists in determining the value of the Olivetti share by dividing the value of the company's economic capital (calculated without considering the holding of treasury shares) by the number of shares, excluding the treasury shares.

     The calculation of the Net Asset Value also included the Tax Asset in connection with the adjustment of the value of Olivetti's equity investment in Telecom Italia proposed in Olivetti's draft financial statements for the 2002 fiscal year.

     The value of the Tax Asset was calculated by discounting the amounts of the lower tax liabilities resulting from application of the tax deductions for which Olivetti would be eligible on a stand-alone basis, taking into account to that end the taxable income it is forecast to earn.

     To the sum of the values of the assets and the Tax Asset, calculated as described above, was added the value of the net financial position at 31 December 2002, adjusted for the effect of Telecom Italia's distribution of reserves planned for June 2003 and to take account of the pro forma effect of the conversion of the "Olivetti 1.5% 2001-2010 convertibile con premio al rimborso" convertible bonds, consistently with the fully-diluted method, which assumes the conversion into ordinary shares (the price of such conversion, equal to Euro 1 per bond, is lower than the value of the economic capital per Olivetti ordinary share obtained using the Net Asset Value valuation method).

     The table below shows the minimum, mean and maximum values of the Olivetti ordinary share calculated using the fully-diluted method.

                                             Minimum         Mean        Maximum
                                             -------         ----        -------
     Values per Olivetti ordinary             1.13           1.26         1.39
     share (euros)

     The next table shows the minimum, mean and maximum values of the Olivetti ordinary share calculated assuming the same 33% discount as was assumed for the Telecom Italia savings share. The reference to the market discount of Telecom Italia savings shares with respect to the ordinary shares is the only objective and non-discretionary method which can be used in the absence of Olivetti savings shares.

                                             Minimum         Mean        Maximum
                                             -------         ----        -------
     Values per Olivetti savings              0.76           0.84         0.93
     share (euros)

     The discount applied reflects the average market discount of the Telecom Italia savings share with respect to the Telecom Italia ordinary share in the last month before 7 March 2003, equal to about 33%, which is in line with the discount on the last day of trading of the Olivetti and Telecom Italia shares before the announcement of the merger (7 March 2003) and substantially in line with the average discount of the last 3, 6 and 12 months.

     Moreover, it appears unlikely that the discount of the savings shares of the Company Resulting from the Merger with respect to the ordinary shares will change significantly from that of the Telecom Italia savings shares before the Operation. This view is based on consideration of effects of opposite sign: on the one hand, the increase in the overall dividend premium in absolute terms would suggest a reduction in the discount; on the other hand, the possibly greater rise in the price of the ordinary shares as a result of the increased contestability of the Company Resulting from the Merger would suggest an increase.

     For the purposes of the valuation account was therefore taken both of the fact that, as an effect of the redistribution mechanism (described in Section 4), after the Operation the holders of Telecom Italia savings shares will have received a larger total number of savings shares of the Company Resulting from the Merger that, since they have the same par value and preferential rights as the Telecom Italia savings shares, will entitle them to a larger overall dividend premium in absolute terms, and of the fact that the importance of the administrative rights might exceed that of the economic rights in the Company Resulting from the Merger as a consequence of its greater contestability.

     Lastly, it needs to be stressed that in establishing the exchange ratio an analysis was made of the reasonably foreseeable effects of the possible exercise of the right of withdrawal by Olivetti shareholders. This led, also on the basis of the stock market prices of the relevant period already closed, to the belief that the number of withdrawals would not make it necessary to change the exchange ratio, since it can reasonably be expected that the withdrawal price will be lower than the value attributed to the Olivetti shares for the purposes of the merger on the basis of the valuation methods used.

     Lastly, account was taken in determining the exchange ratio of the eventuality of the exercise of financial instruments giving rise to the subscription of Olivetti and Telecom Italia shares (stock options, convertible bonds and warrants) exclusively to the extent that their exercise was reasonably likely in the light of related economic and financial convenience.

     3.2.3 Difficulties encountered in making the valuations

     In applying the valuation methods described above, consideration was given to the characteristics and limitations of each one of them in the light of the standard practice normally followed in Italy and abroad for the valuation of companies comparable with Olivetti and Telecom Italia.

     In making the valuations the following main critical areas were encountered:

     - the valuations were made assuming that the present tax system will remain in force in the future. However, the tax reform under way in Italy envisages a series of changes (including new rates, consolidation for tax purposes and the abolition of Dual Income Tax, etc.), whose effects are difficult to assess.

     - the estimation of the value of the savings shares assigned by the Company Resulting from the Merger for the purpose of the exchange was based on the differential found between the stock-market prices of Telecom Italia ordinary and savings shares. As explained in detail, the decision to differentiate the estimated values of the shares of different classes according to the differences between their market prices is consistent with standard practice in this field. However, even though in the case in question there were no objective elements permitting any other solution, some empirical analyses have shown that the differentials between the prices of ordinary and savings shares tend to be larger for companies, such as the Company Resulting from the Merger, where control is contestable. In such cases, in fact, the importance of the administrative rights exceeds that of the economic rights. This principle, however, is not applicable objectively to the case in question in the absence of historical data regarding Olivetti and it would only be possible to estimate its effects generically on the basis of data regarding comparable companies. Acting in the opposite direction to the foregoing, is the increase discussed earlier in the economic rights attached to the savings shares.

     - the treasury shares held by Olivetti and the Olivetti shares held by the subsidiary Olivetti International S.A., which can be likened to treasury shares, were valued on the basis of the overall economic value of Olivetti itself. This approach assumes that the economic value is the same as the realizable value, i.e. the market value, of the shares in question, an assumption that has not always been true in practice. However, the valuation method adopted comes close to one of the technical solutions suggested by the literature and practice, which recommend treating treasury shares as early retirement of capital and accordingly setting their value equal to zero and calculating the value per share with reference to a smaller number of shares than the total issued, equal to those actually in circulation.

     - at the present time it is not possible to make an accurate forecast of the outcome of the proposed disposal of the new company that will be created as a result of the spin-off of Seat Pagine Gialle. It is nonetheless considered, in view of the percentage of Telecom Italia's overall value accounted for by its equity investment in Seat Pagine Gialle, that the disposal cannot produce effects requiring the exchange ratio to be changed.

     - in view of the size of the holding in Telecom Italia, a careful analysis was made, with the help of the Advisor, of the arguments put forward by some institutional investors regarding the application of the NAV method to Olivetti, as a holding company whose most important asset is the holding in Telecom Italia, with special reference to the appropriateness of valuing that holding on the basis of stock-market prices. Although recognizing the complexity of the question, it has been deemed appropriate, given the purpose of the valuation and the need, discussed in Subsection 3.2.2, to adopt uniform criteria for both the Companies, to value Olivetti using the same methods as those adopted to determine the value of Telecom Italia (Sum of the Parts).

     3.2.4 Determination of the exchange ratio

     The next table summarizes the range of the estimates of the exchange ratio calculated, with the methods and application criteria discussed in the preceding subsections, as the ratio of the estimated value of the Telecom Italia ordinary share to the estimated value of the Olivetti share using the minimum and maximum values of the ranges reported earlier.

                                             Minimum         Mean        Maximum
                                             -------         ----        -------
     Olivetti ordinary shares per              6.6            6.9          7.2
     Telecom Italia ordinary share

     Olivetti savings shares per               6.6            6.9          7.2
     Telecom Italia savings share

     The Board of Directors, in the light of the indications provided by JPMorgan and after considering the results of the application of the above-mentioned valuation methods, reached a conclusion with regard to the ratio between the economic values of the two companies participating in the merger.

     This conclusion was then compared with that reached by the Board of Directors of Telecom Italia, in the light of the indications provided by its own advisors, Lazard and Goldman Sachs.

     At the end of the valuation process and the comparison between the results obtained by the two companies participating in the merger, the Board of Directors of Olivetti and the Board of Directors of Telecom Italia established that the "natural" exchange ratio on the basis of which to determine the assignment of the shares of the Company Resulting from the Merger was:

     7 Olivetti shares assuming the current par value of Euro 1.OO each for every
    1 Telecom Italia share assuming the current par value of Euro 0.55 each

     The exchange ratio will be the same for both the Telecom Italia ordinary shares and for the Telecom Italia savings shares. As will be shown in
     Section 4, the "natural" exchange ratio will correspond to a different assignment ratio, made necessary by the decision to carry out the exchange through the redistribution of the capital of the Company Resulting from the Merger, which means that it will also be necessary to establish an assignment ratio for the Olivetti shares.

     The above exchange ratio must be verified by the experts appointed under
     Article 2501- quinquies of the Civil Code, namely by the auditing firm Deloitte & Touche Italia S.p.A., appointed by the President of the Ivrea Tribunal, for Olivetti, and by the auditing firm Reconta Ernst & Young, the external auditors, for Telecom Italia, for the purpose of the issuance of the fairness opinion required by law.

     3.2.5 Control methodologies

     In order to test the accuracy of the exchange ratio obtained in the manner described above, a further test was made using the method based on stock market prices.

     Olivetti ordinary shares per Telecom Italia ordinary share The method was applied considering the average exchange ratio (Olivetti ordinary shares per Telecom Italia ordinary share) expressed by the market in different periods prior to the day on which Borsa Italiana S.p.A. suspended trading in the Olivetti and Telecom Italia securities in view of the forthcoming announcement of the Operation (the ratios given by the official prices recorded on 7 March 2003 and the weighted averages of the official prices in the preceding 1, 3, 6 and 12 months), adjusted for the effect of the distribution of reserves planned for June 2003, before the completion of the merger.

     Account was not taken, instead, of the stock market prices of the Telecom Italia and Olivetti shares after the announcement of the Operation since they were influenced by the announcement and were therefore not deemed to be significant.

     The following table shows the average exchange ratios obtained with reference to the different periods specified above.

                                      7        1         3       6        12
                                    March    month    months   months   months
                                    -----    -----    ------   ------   ------
     Olivetti ordinary shares        6.7      7.0       6.9     7.1      6.9
     per Telecom Italia
     ordinary share

     The next table shows the minimum, mean and maximum values of the exchange ratio (Olivetti ordinary shares per Telecom Italia ordinary share) given by the stock market in the periods considered above.

                                             Minimum         Mean        Maximum
                                             -------         ----        -------
     Olivetti ordinary shares per              6.7            6.9          7.1
     Telecom Italia ordinary share

     The above figures are consistent with the exchange ratio established using the main valuation method. It should be noted that the stock market price method cannot be used to test the exchange ratio for the savings shares owing to the non-existence of Olivetti savings shares. Nonetheless, in the light of the arguments put forward above regarding the hypothesis of a substantially unchanged discount for the savings shares of the Company Resulting from the Merger with respect to its ordinary shares compared with that recorded by Telecom Italia's savings shares, the consistency of the exchange ratio established using the main valuation method can also be confirmed for the savings share ratio.

     4. Procedure for assigning the shares of the Company Resulting from the Merger

     In view of the interest in maintaining a flexible capital structure of a size suitable for corporate activities and with a view to limiting the effects of the Operation on the future remuneration of the shares, it was considered advisable to leave the nominal capital of Olivetti substantially unchanged at the conclusion of the Operation inasmuch as the absolute increase in the nominal capital by means of the issue of as many new shares as are necessary to satisfy the Exchange Ratio of all the Telecom Italia shares to be exchanged would lead, under current accounting rules, on the one hand, to an increase in the shareholders' equity consisting of capital with a consequent significant (exchange) merger deficit subject to amortization, obviously to the detriment of the remuneration of shares in future years, and, on the other, to a capital structure characterized by the nearly total prevalence of items not available for distribution.

     Considering the adequacy of Olivetti's share capital (in relation also to the overall size of the debt when this is measured against the cash generating capacity of the Company Resulting from the Merger, both in absolute terms and relative to the main European competitors), it was decided to carry out the share exchange primarily by redistributing Olivetti's capital and have recourse to the issue of new shares only insofar as this proved necessary to maintain the share capital at the level currently subscribed.

     The redistribution technique, which has also been used on previous occasions in important mergers involving listed companies, consists in dividing the share capital of the absorbing company and hence the shares composing it (in an equal, larger or smaller number than that existing, depending on whether the intention is to hold the par value of each share unchanged, decrease it or increase it) among the shareholders of the absorbing company and those of the absorbed company, according to what was referred to above as the "natural" Exchange Ratio between the shares.

     Obviously, the redistribution takes the share capital of the absorbing company at the time the merger is implemented as the baseline. In the case in question, the share capital of Olivetti at the time the merger is implemented may vary from the current figure of Euro 8,845,537,520: (i) increasinq as a consequence of the conversion of the "Olivetti 13% 2001-2004 convertibile con premio al rimborso" and "Olivetti 1,5% 2001-2010 convertibile con premio al rimborso" convertible bonds, the exercise of the "Warrant azioni ordinarie Olivetti ex Tecnost 1999-2004" Olivetti warrants and the exercise of all the Olivetti stock options ("Conversions") and (ii) decreasing as a consequence of withdrawals by Olivetti shareholders absent or contrary to the merger. The Absorbing Company's capital "to be "redistributed" will therefore be the algebraic sum of the subscribed capital at the time the merger plan is approved and the subsequent variations up to the implementation of the merger.

     Assuming the extreme cases of (i) the total exercise of Conversions and no withdrawals and (ii) no Conversions and the exercise of the right to withdraw by all the Olivetti minority shareholders except the relative majority shareholder Olimpia, Olivetti's share capital at the time the merger is completed can vary between a maximum of Euro 11,926,697,278 and a minimum of Euro 2,738,756,641.

     Since it is assumed that the post-merger share capital must not be less than the current figure of Euro 8,845,537,520, in the event that the decreasing effect of withdrawals outweighs the increasing effect of Conversions so that the share capital at the time the merger is implemented is less than Euro 8,845,537,520, the redistribution of the share capital will be accompanied by a simultaneous capital increase for the purpose of the merger to bring the share capital up to the above-mentioned minimum figure, apart from roundings serving to eliminate any resulting fractions of shares. In this connection Olivetti International has announced that it stands ready to renounce such number of shares or fractions of shares as will be necessary to close out the operation.

     In the light of the method and principles described above, the share capital will be established and the share exchange carried out according to the following rules:

     a) Olivetti will fix the nominal value of its shares - in the amount resulting after Conversions on the one hand and withdrawals on the other - at Euro 0.55 (equal to the par value of Telecom Italia shares), in place of the current par value of Euro 1. Consequently, Olivetti's share capital will be divided into a larger number of shares. Such shares will be divided into ordinary shares and savings shares.

     b) The new ordinary and savings shares with a par value of Euro 0.55 each making up the share capital at the time of the merger of Olivetti will be redistributed, respectively, to the holders of Olivetti and Telecom Italia ordinary shares and the holders of Telecom Italia savings shares according to assignment ratios reflecting, with reference to the actual number of shares to be redistributed, the "natural" exchange ratio specified above of 7 Olivetti ordinary or savings shares for every Telecom Italia ordinary or savings share. In the redistribution only the Telecom Italia shares held by persons other than Olivetti and Telecom Italia itself will be exchanged with shares of the Company Resulting from the Merger. The number of shares of the Company to be Absorbed held by minority shareholders and actually to be exchanged will therefore vary, depending on the outcome of the tender offer that Olivetti may make after the shareholders' meeting called to approve the merger and before the latter's completion.

     More precisely, where:

     - No. OLI Euro 1 shares denotes the number of Euro 1 Olivetti shares resulting after Conversions and withdrawals;

     - No. OLI Euro 0.55 shares denotes the number of shares of the Company Resulting from the Merger with a par value of Euro 0.55 each actually to be redistributed following the operation referred to at point a);

     - No. T.I. shares denotes the number of Telecom Italia shares held by minority shareholders that must be exchanged;

     (1) the holders of Olivetti ordinary shares will be assigned, for every share held, a number of ordinary shares of the Company Resulting from the Merger equal to:

                            No. OLI Euro 0.55 shares
                     ------------------------------------
                 No. OLI Euro 1 shares + (No. T.I. shares x 7)

     (2) the holders of Telecom Italia ordinary and savings shares will be assigned, for every ordinary or savings share held, a number of ordinary or savings shares of the Company Resulting from the Merger equal to:

                   seven times the number of shares assigned to Olivetti shareholders for every share held by the latter

     Assuming the extreme case in which all the Conversions were carried out, all the shares reserved for the Telecom Italia stock-option plans were issued, no withdrawals occurred and none of the holders of Telecom Italia ordinary and savings shares accepted the tender offer, the redistribution would involve 21,684,904,141 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each and the Telecom Italia shares to be exchanged would total (taking account of Olivetti's holding in the capital of Telecom Italia and of the latter's holding of treasury shares at the date of this Report) 4,459,575,170. In such case, applying the formula above would give the following assignment ratios:

     (i) 0.502620 new ordinary shares of the Company Resulting from the Merger with a par value of Euro 0.55 each for every Olivetti ordinary share with a par value of Euro 1 held at the date at which the merger becomes effective and for which the right of withdrawal has not been exercised;

     (ii) 3.518341 new ordinary or savings shares of the Company Resulting from the Merger for every Telecom Italia ordinary or savings share, respectively, held at the date at which the merger becomes effective by minority shareholders other than Olivetti other than Olivetti and Telecom Italia itself.

     In the light of the above, since the variables represented by Conversions, Telecom Italia stock options exercised, withdrawals and acceptances of the tender offer can only be quantified exactly at the time the merger is implemented, it is evident that the assignment ratio for the purposes of redistribution can be established precisely only at the time the merger becomes effective.

     At all events, at the end of the Operation the ratio between the shares assigned to Olivetti shareholders and those assigned to Telecom Italia shareholders will accurately reflect the "natural" exchange ratio (1/7), as calculated above.

c) As already indicated, if at the time the merger is implemented the Absorbing Company's share capital is less than the current figure of Euro 8,845,537,520 because the decreasing effect of withdrawals outweighs the increasing effect of Conversions, the redistribution of the share capital just described will be accompanied by the simultaneous issue of up to a maximum of 11,103,237,962 new ordinary and saving shares of the Company Resulting from the Merger with a par value of Euro 0.55 each for the purpose of the share exchange, against the transfer to capital of the portion of Telecom Italia's shareholders' equity belonging to minority interests, with the possibility of an exchange deficit. These additional shares will be assigned to all the shareholders of both the Absorbing Company and the Company to be Absorbed in proportion to their respective shareholdings obtained by applying the assignment ratios indicated at Point b).

     Thus, even if such an event occurs, at the end of the Operation the ratio between the shares assigned to Olivetti shareholders and those assigned to Telecom Italia shareholders will accurately reflect the "natural" exchange ratio (1 to 7), as calculated above.

d) As part of the procedure for assigning the shares of the Company Resulting from the Merger, a service will be provided to the minority shareholders of both Olivetti and Telecom Italia, through authorized intermediaries, to permit the rounding of the number of newly-issued shares owned down or up to nearest whole number, at market prices and at no cost in terms of expenses, stamp duty or commissions.

     In the event that the Olivetti shares held do not entitle the holder to receive, in accordance with the assignment mechanism, even one newly-issued share of the Company Resulting from the Merger at the end of the Operation, maintenance of the position of shareholder will be ensured by Olivetti International S.A. making available to such persons, free of charge, one share of the Company Resulting from the Merger.

e) The newly-issued shares to be utilized for the share exchange will be assigned to those entitled by the respective authorized intermediaries participating in Monte Titoli S.p.A. at the date the Operation becomes effective. It will be possible to exchange Olivetti and Telecom shares which have not been dematerialized only by delivering them to an authorized intermediary for dematerialized book-entry in the central securities system.

     Olivetti will promptly publish notices in at least three newspapers with a national circulation, of which one must be a financial newspaper, announcing the amount of the capital of the Company Resulting from the Merger at the time thereof as a result of the quantification of the variables involved in the Operation (Conversions, the exercise of Telecom Italia stock options, withdrawals from Olivetti, acceptances of the tender offer), the exact assignment ratio in the overall and final measure resulting from the outcome of the supplementary assignment described at Point c), if any, and the detailed instructions on how to carry out the share exchange and to trade or obtain fractional rights as provided for at Point d).

5. Date on which the Operation becomes effective and dividend entitlement date

In accordance with Article 2504-bis, second paragraph, of the Civil Code (and with standard market practice for companies with listed shares), the Operation will become effective starting on the date of the last filing of the deed of merger provided for in Article 2504 of the Civil Code, or on such later date as may be specified in that deed.

The newly-issued shares of the Company Resulting from the Merger will have regular dividend rights.

In accordance with the combined effect of Articles 2504-bis, third paragraph, and 2501-bis, first paragraph, point 6, of the Civil Code, the transactions of Telecom Italia will be recorded in the accounts of the Company Resulting from the Merger starting from 1 January of the year in which the Operation becomes effective and thus, according to the planned timetable, from 1 January 2003, for tax purposes as well, pursuant to Article 123(7) of Presidential Decree 917/1986.

Consequently, on the date the Operation becomes effective, the Company Resulting from the Merger will assume all Telecom Italia's assets, rights and obligations, including, but not limited to, all its fixed and movable, tangible and intangible assets, licences, authorizations, franchises, securities, current account assets and liabilities, loans, equity investments, insurance policies, labour contracts and every other contractual instrument.

6.   Tax effects of the Operation on Olivetti and Telecom Italia

This section, after first indicating the main provisions of tax law governing mergers, considers the most important tax aspects of the Operation.

6.1  Tax neutrality

Pursuant to Article 123 of Presidential Decree 917/1986 (the "Income Tax Code") and Article 27(1) of Law 724/1994, mergers are transactions that do not give rise to the realization or distribution of capital gains or losses in respect of the assets of the company being absorbed.

6.2 Merger differences

The Operation will make it necessary to include specific items in order to achieve accounting balance between the assets and liabilities sides following the unification of the patrimonies of the companies involved. As mentioned earlier, in fact, the merger will give rise to a cancellation deficit and it is reasonable to expect that an exchange surplus will emerge.

The cancellation deficit, as mentioned in Subsection 1.1.4, will be allocated to Telecom Italia's assets (In particular to its holding of TIM shares) and any difference will be included under "goodwill".

Under Article 6(1) of Legislative Decree 358/1997 such revaluations may also be recognized for tax purposes if the 19% tax in lieu of income tax is paid. Pursuant to paragraph 2 of the same article, revaluations in connection with merger deficits may be recognized for tax purposes, even in the absence of payment of the tax in lieu of income tax, if and to the extent that the equity investments cancelled led to the previous owners being taxed on the resulting capital gains, net of the related capital losses and writedowns.

6.3  Reserves with tax deferred

The reserves with tax deferred shown in the latest financial statements of the company being absorbed will be included in the income of the absorbing company if and to the extent that they are not reconstituted in its accounts.

This rule does not apply to reserves that are taxable only if they are distributed (e.9. revaluation reserves), which have to be reconstituted in the balance sheet of the absorbing company only if there is a merger surplus or an increase in capital that exceeds the total capital of the companies participating in the merger, net of the parts of the capital of each company they already held. In this case the reserves will be included in the income of the absorbing company in the event of a subsequent distribution of the surplus or reduction in capital because it is excessive.

The reserves already allocated to capital by the company being absorbed are considered to be transferred to the capital of the absorbing company and form part of its income in the event of a reduction in capital because it is excessive.

6.4  Registration tax

Applicable in the fixed amount of Euro 129.11.

6.5  Effects on the shareholders of the company being absorbed

The exchange of the shares held by the shareholders of the company being absorbed is immaterial for tax purposes since it does not involve them in the realization of their shares.

For tax purposes the cost of the cancelled shares is automatically transferred to the new shares received in the exchange.

7. Forecasts of the composition of major shareholders and of the control structure of the Company Resulting from the Merger

Since the Operation will
lead to the entry of Telecom Italia's shareholders into the capital of the Company Resulting from the Merger and the extinction of Telecom Italia, the forecasts of the composition of major shareholders at the end of the Operation refer to the Company Resulting from the Merger.

On 15 April 2003 the shareholders of Olivetti listed in the table below were found, on the basis of the shareholders' register and the notifications of major shareholdings pursuant to Article 120 of Legislative Decree 58/1998, to possess more than 2% of the company's capital:

                                           Number of ordinary     % of ordinary
Shareholders                                   shares held         share capital
------------                               ------------------     --------------
Olimpia S.p.A.                               2,524,127,813            28.54%
Caisse des Depots et Consignations*            389,200,000             4.40%
Assicurazioni Generali S.p.A.**                334,842,996             3.79%
Olivetti International S.A.***                 211,931,328             2.40%
Mediobanca S.p.A.                              200,000,000             2.26%

* Investment held via CDC lxis Capital Market ** Investment held through subsidiaries
*** Subsidiary of Olivetti S.p.A. Under Article 2359-bis of the Civil Code, the voting rights of the shares held by Olivetti International S.A. may not be exercised.

The following table shows the foreseeable composition of shareholders with holdings of more than 2% in the Company Resulting from the Merger on the assumption: (i) that there are no Conversions (apart from those deriving from applications received by 31 March 2003, which are not yet reflected in Olivetti's share capital filed with the Company Register but are considered in this analysis) and that no Telecom Italia stock options have been exercised;
(ii) that 25% of the shareholders other than Olimpia S.p.A. withdraw at a price taken to be equal to Euro 1 (which is in line with the average of the official prices recorded from 26 November 2002 up to today), giving a total outlay of about Euro 1,527 million; and (iii) that the tender offer is made at the average price between the minimum and maximum prices for the Telecom Italia ordinary and savings shares (i.e. Euro 7.7 per ordinary share and Euro 5.175 per savings share), giving a total outlay of about Euro 7,473 million, so that the tender offer covers about 14.6% of the ordinary and savings shares in the event of full acceptance.

                                           Number of ordinary     % of ordinary
Shareholders                                   shares held         share capital
------------                               ------------------     --------------
Olimpia S.p.A.                               1,336,092,044            13.65%
Caisse des DepBts et Consignations*            206,014,537             2.10%

* Investment held via CDC Ixis Capital Market

It is foreseeable that no single shareholder will have control of the Company Resulting from the Merger, which, as mentioned earlier, will be fully contestable.

8. Effects of the Operation on shareholders' aqreements falling within the scope of Article 122 of Leqislative Decree 58/1998

The parties to the shareholders' agreements falling within the scope of Article 122 of Legislative Decree 58/1998 that concern the companies participating in the merger have not sent any notification concerning the possible effects of the merger on such agreements.

9. Amendments to the bylaws

As mentioned earlier, it is intended the Company Resulting from the Merger adopt new bylaws, corresponding substantially to those of the current Telecom Italia bylaws.

In particular, following the Operation the Company Resulting from the Merger will change its name to "Telecom Italia S.p.A.", with the consequent amendment of Article 1 of the bylaws and of the other articles in which the name of the company appears. It has been clarified that the Company Resulting from the Merger can continue to use its own corporate marks and those of Telecom Italia.

Article 2, regarding the registered office of the Company Resulting from the Merger, will be amended to make the registered office that of Telecom Italia at 2 Piazza Affari, Milan.

As specified earlier, upon completion of the Operation the Company Resulting from the Merger will adopt the corporate purpose of Telecom Italia, with the integral substitution of Article 3 of Olivetti's current bylaws.

Article 5 of the bylaws of the Company Resulting from the Merger, concerning the share capital, will undergo a series of amendments to take account, in particular, of the redistribution and the assignment of the shares issued for the purpose of the exchange, as set out in Section 4, and of the adjustments necessary, in the light of the new amount of the share capital following the merger, for the conversion of the convertible bonds and the exercise of the warrants issued by the Absorbing Company and for the stock-option plans approved by the Absorbing Company and the Company to be Absorbed. In more detail, Article 5 of the bylaws will be amended as follows:

a) a new maximum amount of Euro492,726.30 will be established for the variable capital increase for the exercise of the options already assigned by the Absorbing Company under the "Piano triennale di Stock Option 2002-2004" stock-option plan, increase to be carried out by 15 December 2004, with an update of up to a maximum of 895,866 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above- mentioned options on the basis of the exchange ratio for the shareholders of the

     Absorbing Company in the context of the merger, at the price of Euro 3.308 per option held;

b) a new maximum amount of Euro 10,743,649.40 will be established for the variable increase in capital for the exercise of the options already assigned by the Absorbing Company under the "Piano triennale Stock Option febbraio 2002-December 2004" stock-option plan, increase to be carried out by 31 December 2004, with an update of up to a maximum of 19,533,908 shares of the Company Resulting from the Merger with a par value of Euro
     0.55 to be offered to the holders of the above- mentioned options on the basis of the exchange ratio for the shareholders of the Absorbing Company in the context of the merger, at a price of Euro 2.515 per option held;

c) a new maximum amount of Euro 103,622,863.85 will be established for the increase in capital for the exercise of the "Warrant azioni ordinarie Olivetti ex Tecnost 1999-2004" warrants, increase to be carried out by 20 June 2004, with an update of up to a maximum of 188,405,207 shares of the Company Resulting from the Merger with a par value of Euro 0.55 to be offered to the holders of the above- mentioned warrants on the basis of the exchange ratio for the shareholders of the Absorbing Company in the context of the merger, at a price already fixed by the governing bodies of the Absorbing Company and included in the warrant rules;

d) a new maximum amount of Euro 180,568,488.1 0 will be established for the variable capital increase for the conversion of the "Olivetti 13% 2001 -2004 convertibile con premio al rimborso" convertible bonds already issued by the Absorbing Company, increase to be carried out by 1 January 2004, with an update of up to a maximum of 328,306,342 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, reserved for the holders of the above-mentioned bonds at a conversion ratio equal to the exchange ratio for the shareholders of the Absorbing Company in the context of the merger.

e) a new maximum amount of Euro 892,681,820.80 will be established for the variable capital increase for the conversion of the "Olivetti 13% 2001-2010 convertibile con premio al rimborso" convertible bonds already issued by the Absorbing Company, increase to be carried out by 1 January 2010, with an update of up to a maximum of 1,623,057,856 shares of the Company Resulting from the Merger with a par value of Euro0.55 each, reserved for the holders of the above-mentioned bonds at a conversion ratio equal to the exchange ratio for the shareholders of the Absorbing Company in the context of the merger.

As mentioned earlier, the Company Resulting from the Merger will also have to take over Telecom Italia's stock-option plans and will therefore have to honour the stock options already assigned thereunder. To this end, Olivetti will approve corresponding increases in capital permitting the issue in relation to such stock options of a number of shares updated in accordance with the exchange ratio and the assignment ratio provided for in the merger plan, while the exercise price will remain unchanged.

In other words, the owner of Telecom Italia stock options will maintain the right to subscribe, at the price already fixed, not for the original number of Telecom Italia shares but the larger number of shares of the Company Resulting from the Merger established on the basis of the "natural" exchange ratio of 1 to 7.

Naturally, the exact quantification of the new quantities that can be subscribed will be possible only when, at the time the deed of merger is signed, the assignment ratio is established, as provided for in Section 4. At all events, the foregoing calculations will accurately reflect, with respect to the number of shares currently obtainable, the "natural" exchange ratio of 1 to 7.

More precisely, Olivetti will approve an increase in capital for up to a total maximum amount of Euro 261,956,575.10 by means of the issue of up to a maximum of 476,284,682 shares with a par value of Euro 0.55 each, divided into the following variable tranches:

a) a tranche of up to a maximum of Euro 21,969,104.30 for the exercise of the options already assigned by Telecom Italia under the "Piano di Stock Option 1999" stock-option plan, to be implemented by 31 January 2005 by the issue of up to a maximum of 39,943,826 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the merger, at a price of Euro 6.79 per option held;

b) a tranche of up to a maximum of Euro 53,421,890.50 for the exercise of the options already assigned by Telecom Italia under the "Piano di Stock Option 2000" stock-option plan, to be implemented by 30 July 2008 by the issue of up to a maximum of 97,130,710 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the merger, at a price of Euro 13.815 per option held;

c) a tranche of up to a maximum of Euro 84,158,927.60 for the exercise of the options already assigned by Telecom Italia under the "Piano di Stock Option 2001" stock-option plan, to be implemented by 30 April 2008 by the issue of up to a maximum of 153,016,232 shares with a par value of Euro
     0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the merger, at a price of Euro 10.488 per option held;

d) a tranche of up to a maximum of Euro 30,600,889.00 for the exercise of the options already assigned by Telecom Italia under the "Piano di Stock Option Top 2002" stock- option plan, to be implemented by 28 February 2010 by the issue of up to a maximum of 55,637,980 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the merger, at a price of Euro 9.203 per option held;

e) a tranche of up to a maximum of Euro 71,805,763.70 for the exercise of the options already assigned by Telecom Italia in three distinct lots under the "Piano di Stock Option 2002" stock-option plan, to be implemented for the three lots by 31 March 2008, 31 March 2009 and 31 March 2010 respectively by the issue of up to a maximum total of 130,555,934 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the merger, at a price for the three lots of Euro 9.665, Euro
     7.952 and Euro 7.721 respectively per option held.

Article 6 will be reformulated and lay down the rules for the savings shares that will be issued by the Company Resulting from the Merger. These shares will entitle their holders to analogous preferential rights to those currently enjoyed by the holders of Telecom Italia savings shares. Provision will also be made, as announced, for the possibility for the preferred dividend established in the bylaws to be paid by means of the distribution of reserves (in accordance with the resolution that will be proposed to the Telecom Italia shareholders' meeting called to approve the merger plan).

As regards corporate governance, the bylaws of the Company Resulting from the Merger will provide for the appointment of a Board of Directors with not less than 7 and not more than 23 members, appointed by means of a slate mechanism taken over in large part from Telecom Italia's current bylaws.

Lastly, it needs to be underscored that Article of Telecom Italia's bylaws contains clauses that give the Minister for the Economy and Finance some special powers, to be exercised in agreement with the Minister for Productive Activities, in application of Article 2 of Law 474/1994, it should be noted that such powers include the right to veto the adoption of merger resolutions and amendments to the bylaws that would suppress or alter such powers, which were introduced into Telecom Italia's bylaws under a Prime Ministerial Decree of 21 March 1997 in the light of the sector of the company's operations (telecommunications) and with a view to its privatization.

At the end of the meeting of its Board of Directors on 11 March 2003, Telecom Italia requested the Minister for the Economy and Finance to indicate whether he intended to exercise the powers in question.

The Minister for the Economy and Finance subsequently informed Telecom Italia that he did not consider the conditions existed for the exercise of the power of veto with respect to the adoption by Telecom Italia's shareholders' meeting of the merger resolution. By contrast, as regards the question of the presence in the bylaws of the clauses giving the special powers, the Minister for the Economy and Finance indicated that he considered it necessary to maintain the power of expressing a favourable opinion on the acquisition of major shareholdings in the company's capital and the power of veto as set out in the current bylaws of Telecom Italia.

The Minister for the Economy and Finance also stated that he had reached agreement with the Minister for Productive Activities on the indications regarding these questions. With this premise, and pending the formalization of the measure best suited to the foregoing indications and any opinion the competent European Union authorities might express on the matter, the Minister for the Economy and Finance requested that the bylaws to be submitted to the shareholders' meetings of the companies participating in the merger conform with the indications set out above.

The amendments to the bylaws described above will come into force on the date that the Operation becomes effective, pursuant to Article 2504-bis of the Civil Code and the merger plan.

The amended text of the bylaws of the Company Resulting from the Merger, including the above-mentioned special powers, to be submitted to the shareholders' meetings of Olivetti and Telecom Italia for their approval is annexed to this Report.

10. Considerations of the Board of Directors concerning the potential recourse to the right of withdrawal At the end of the Operation the Company Resulting from the Merger will adopt the corporate purpose of Telecom Italia. This innovation is necessary in order to reflect the major change in the business of Olivetti, which will be transformed from a holding company into an operational company with numerous administrative authorizations and franchises and operations in regulated markets, so that its corporate purpose must include the supply of the services for which such authorizations and franchises have been granted.

In particular, the adoption of the new corporate purpose for the Company Resulting from the Merger serves to permit it to maintain the licences currently held by Telecom Italia for the supply of telecommunications services to the public. In fact Telecom Italia's activity consists essentially in the installation and operation of telecommunications equipment and in the supply of telecommunications services on the basis of individual licences and general authorizations issued under Presidential Decree 318/1997. Whereas the corporate purpose of Telecom Italia laid down in its bylaws provides expressly for all the activities referred to above, the corporate purpose of Olivetti only mentions "production and marketing in the field . . . of telecommunications" and "services" as a merely secondary activity (without further specification).

The change in the corporate purpose is also intended to allow the Company Resulting from the Merger to engage in other activities covered by Telecom Italia's bylaws, such as advertising and publishing, which are not envisaged in Olivetti's current bylaws.

The adoption of Telecom Italia's corporate purpose means that the bylaws of the Company Resulting from the Merger will contain the requirement that holding equity investments should not be its principal activity, as it was for Olivetti. This formal change entails a substantial change in the risk profile associated with the investment since, as a consequence of the Operation, the Company Resulting from the Merger will no longer have the characteristics established by the Minister of the Treasury in implementing Article 113 of Legislative Decree 38W 993 to define the concept of "engaging as the principal activity, without dealings with the public, in the acquisition of equity interests".

Under Article 2437 of the Civil Code, the Olivetti shareholders who are contrary to the merger resolution and those who are absent may exercise the right of withdrawal.

The right of withdrawal may be exercised by shareholders entitled to do so by sending a registered letter that must reach Olivetti within 3 days of the date of the shareholders' meeting that approved the merger if sent by shareholders who were present at the meeting and contrary to the resolution or within 15 days of the filing of the resolution with the Company Register if sent by shareholders who were not present at the meeting. The date on which letters are received by Olivetti will count and not the date on which they were sent; it is therefore up to the shareholders contrary to the resolution to ensure compliance with the above-mentioned time limit since Olivetti takes no responsibility for transmission or delivery delays due to causes beyond its control.

For the purposes of legitimizing the exercise of the right of withdrawal, shareholders must also send Olivetti an appropriate certification, issued by an authorized intermediary pursuant to the provisions governing dematerialized financial instruments deposited with a central securities depository, attesting in particular the ownership of the company's shares from the date of the merger resolution. As provided for by the regulations in force, when certifications are issued the shares will be blocked by the intermediary in question until they are redeemed.

Olivetti will inform shareholders in good time, as laid down by law, regarding the procedure and time limits for exercising the right of withdrawal.

The amount due to Olivetti shareholders who exercise the right of withdrawal will be based on the price per share calculated as the mean of the official prices of the six months preceding the date of the merger resolution. For the purposes of the redemption, consideration will be given to the daily quotations of the Olivetti shares in the six calendar months preceding the date of the adoption of the merger resolution.

The Olivetti shareholders who exercise their right of withdrawal will be entitled to have their shares redeemed from the date on which the Operation becomes effective, with the consequent right to be paid interest at the legal rate from such date.

Accordingly, at the time the Operation becomes effective for civil law purposes and simultaneously with the exchange of shares for the Olivetti shareholders who did not exercise the right of withdrawal, Olivetti will redeem and cancel the shares of the shareholders who exercised the right of withdrawal, with the related payment expected to be made at the latest within 90 days of the date on which the Operation becomes effective.

The sums due to the shareholders who exercise the right of withdrawal will be taxable profit for any part exceeding the subscription or purchase price paid for the shares Olivetti cancels (Article 44(3) of the "Income Tax Code").

In the event that shareholders who are natural persons but not entrepreneurs or qualified shareholders are assigned reserves other than capital reserves, even if they were previously classified as share capital, the intermediary participating in the Monte Titoli S.p.A. central securities depository (or foreign central securities depositories participating therein) is required to apply the 12.50% tax in lieu of income tax pursuant to Article 27-ter, paragraph 1, of Presidential Decree 600/1973.

If, instead, the above-mentioned reserves were used to redeem non-residents, the tax in lieu of income would be 27%, without prejudice to the rate reduction provided for in double taxation agreements.

In the event that shareholders who are natural persons are qualified shareholders or, not being qualified shareholders, elect not to be subject to the tax in lieu of income referred to above, the taxable profit must be indicated in their tax returns for an amount equal to the difference between that redeemed and the subscription or purchase price for the shares Olivetti cancels and will be subject to personal income tax (Irpef) or separate taxation. At all events, for the part of the taxable profit determined in this way corresponding to the reserves, other than capital reserves, attributable to shareholders in relation to the shares cancelled, a tax credit on the dividends will be recognized up to the amount of the taxes referred to in Articles 105(l)(a) and 105(1)(6) of the "Income Tax Code".

Milan, 15 April 2003
On behalf of the Board of Directors of Olivetti S.p.A.

(in original signed by Olivetti's Legal Representative)

PROPOSED RESOLUTION TO THE SHAREHOLDERS' MEETING
The meeting of ordinary shareholders of Olivetti S.p.A. (the Absorbing
Company),

o having seen the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A., entered respectively in the Turin Company Register and the Milan Company Register on April 22,2003 and on April 18, 2003 (the Merger Plan);

o    having examined the Directors' report on the merger operation (the Merger);

o having taken note of the balance sheets of the companies participating in the Merger, as shown in their draft financial statements for the year ended 31 December 2002;

o having taken note of the reports on the congruousness of the merger exchange ratio prepared by the auditing firms Deloitte & Touche Italia S.p.A. for Olivetti and Reconta Ernst & Young S.p.A. for Telecom Italia;

o having taken note of the timely filing of the documentation required under the applicable law;

o having taken note of the Board of Auditors' attestation that the present share capital is fully paid up;

                                    resolves

1. to approve the Merger Plan and consequently to proceed - with the accounting and tax effects starting on 1 January of the year in which the Merger becomes effective in respect of third parties, as provided for in the Merger Plan - with the merger of Telecom Italia S.p.A. into Olivetti S.p.A. on the basis of the following exchange ratio:

     o 7 Olivetti ordinary shares with a par value of Euro 1 (one) for every Telecom Italia ordinary share with a par value of Euro 0.55 each;

     o 7 Olivetti savings shares with a par value of Euro 1 (one) for every Telecom Italia savings share with a par value of Euro 0.55 each; with the effectiveness of the whole operation subject (i) to the adoption by the shareholders' meeting of Telecom Italia of a like resolution and (ii) to the admission to listing on the MTA electronic share market operated by Borsa Italiana S.p.A. of the savings shares to be issued;

2. to withdraw and cancel the Olivetti shares with a par value of Euro 1 each (net of those for which the right of withdrawal has been exercised) and simultaneously to issue new ordinary and savings shares with a par value of Euro 0.55 each and regular dividend entitlement, in the number resulting from their assignment to Olivetti shareholders and Telecom Italia shareholders other than Olivetti in accordance with the following criteria:

     A. satisfaction of the exchange ratio between the economic values underlying the Olivetti and Telecom Italia shares by redistributing Olivetti's capital at the time of the implementation of the Merger, net of the Olivetti shares with a par value of Euro 1 (one) for which the right of withdrawal has been exercised, subsequent to the change in the par value of the shares of the Absorbing Company from Euro 1 to Euro 0.55, and thus by applying the following assignment ratios:
          o for every Olivetti share (with a par value of Euro 1) withdrawn and cancelled, assignment of "x" newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55 each);
          o for every Telecom Italia ordinary share (with a par value of Euro 0.55) withdrawn and cancelled, assignment of "7x" newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55 each);
          o for every Telecom Italia savings share (with a par value of Euro 0.55) withdrawn and cancelled, assignment of "7x" newly-issued savings shares of the Absorbing Company (with a par value of Euro 0.55 each);

          where the number "x" is the ratio between

          X the total number of shares of the Absorbing Company with a par value of Euro 0.55 each to be redistributed and

          X the sum of (i) the total number of Olivetti shares with a par value of Euro 1 outstanding (for which the right of withdrawal has not been exercised) at the time of the implementation of the Merger and (ii) 7 times the total number of Telecom Italia shares to be exchanged at the time of the implementation of the Merger;

     B. assignment, if necessary, to all the holders of the Absorbing Company's ordinary and savings shares, in proportion to their respective holdings following the redistribution and therefore on the basis of the above-mentioned exchange ratio, of up to a maximum of 11,103,237,961 new shares, of the same class as the shares already assigned under the redistribution, with a par value of Euro 0.55 each (and thus up to a total maximum amount of Euro6,106,780,879.10) until the share capital of the Absorbing Company reaches a total of Euro 8,845,537,520.05.

     A service will be provided to shareholders to handle any fractions of shares, without prejudice to any rounding deriving from the aforesaid assignment operations;

3. to recalculate the remaining amount of the increase in capital already approved by the Extraordinary Shareholder's Meeting of 4 October 2000, for the part set aside for the exercise of the "Warrant Azioni Olivetti ex Tecnost 1999-2004" warrants, up to a maximum amount of Euro 56,992,575.20, by means of the issue of up to a maximum of 103,622,864 ordinary shares with a par value of Euro 0.55 each.

     A service will be provided to holders of the aforementioned warrants who exercise their subscription rights to handle any fractions of shares, without prejudice to any rounding deriving from the exercise of the warrants;

4. to increase the share capital as of the date on which the Merger becomes effective - by reiterating, updating and, where necessary, renewing earlier resolutions to increase the share capital adopted by Olivetti's Shareholders' Meeting and Board of Directors, insofar as they are still effective - by the following divisible amounts to take account of the assignment ratio for Olivetti shareholders in the context of the Merger:

     (i) up to a maximum of Euro 492,726.30, by means of the issue of up to a maximum of 895,866 ordinary shares with a par value of Euro 0.55 each for the exercise of the "Piano triennale Stock Option 2002-2004" stock options, increase to be implemented by 15 December 2004;

     (ii) up to a maximum of Euro 10,743,649.40, by means of the issue of up to a maximum of 19,533,908 ordinary shares with a par value of Euro 0.55 each for the exercise of the "Piano triennale Stock Option febbraio 2002-dicembre 2004" stock options, increase to be implemented by 31 December 2004;

     (iii)up to a maximum of Euro 180,568,488.10, by means of the issue of up to a maximum of 328,306,342 ordinary shares with a par value of Euro
          0.55 each to be reserved irrevocably and exclusively for the conversion of the "Olivetti 15% 2001- 2004 convertibile con premio al rimborso" convertible bonds, on the basis of a conversion ratio equal to the assignment ratio established for the shareholders of Olivetti S.p.A. in the context of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.;

     (iv) up to a maximum of Euro 892,681,820.80, by means of the issue of up to a maximum of 1,623,057,856 ordinary shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the "Olivetti 1,5% 2001-20010 convertibile con premio al rimborso" convertible bonds, on the basis of a conversion ratio equal to the assignment ratio established for the shareholders of Olivetti S.p.A. in the context of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.

     A service will be provided to holders of the aforementioned securities who exercise their subscription/conversion rights to handle any fractions of shares, without prejudice to any rounding deriving from the exercise of the stock options and/or the conversion of the convertible bonds;

5. to increase the share capital as of the date on which the Merger becomes effective - for the outstanding stock option plans of Telecom Italia S.p.A., insofar as they are still effective, with account taken of the assignment ratio for Telecom Italia ordinary shareholders in the context of the Merger - by up to a maximum of Euro 261,956,575.1 0, by means of the issue of up to a maximum of 476,284,682 ordinary shares with a par value of Euro 0.55 each, divided into the following divisible tranches:

     (i) a tranche of up to a maximum of Euro 21,969,104.30 for the exercise of the "Piano di Stock Option 1999" stock options, increase to be implemented by 31 January 2005 by means of the issue of up to a maximum of 39,943,826 ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 6.79 per option held;

     (ii) a tranche of up to a maximum of Euro 53,421,890.50 for the exercise of the "Piano di Stock Option 2000" stock options, increase to be implemented by 30 July 2008 by means of the issue of up to a maximum of 97,130,710 ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 13.81 5 per option held;

     (iii)a tranche of up to a maximum of Euro 84,158,927.60 for the exercise of the "Piano di Stock Option 2001" stock options, increase to be implemented by 30 April 2008 by means of the issue of up to a maximum of 153,016,232 ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 10.488 per option held;

     (iv) a tranche of up to a maximum of Euro 30,600,889.00 for the exercise of the "Piano di Stock Option Top 2002" stock options, increase to be implemented by 28 February 2010 by means of the issue of up to a maximum of 55,637,980 ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 9.203 per option held;

     (v) a tranche of up to a maximum of Euro 71,805,763.70 for the exercise of the "Piano di Stock Option 2002" stock options, increase to be implemented by 31 March 2008 for the first lot, by 31 March 2009 for the second lot and by 31 March 2010 for the third lot by means of the issue of up to a maximum of 130,555,934 ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price for the different options of respectively Euro 9.665, Euro 7.952 and Euro
          7.721 per option held.

A service will be provided to holders of the aforementioned options who exercise their subscription rights to handle any fractions of shares, without prejudice to any rounding deriving from the exercise of the stock options.

6. to adopt as of the date on which the Merger becomes effective the bylaws annexed to the Merger Plan (the Bylaws of the Absorbing Company), to be understood as referred to here in their entirety, in the version consistent with the indications of the competent governmental authorities regarding the special powers of the Minister for the Economy and Finance under Article 2(1) of Decree Law 332/1994, ratified with amendments by Law 474/1994;

7.   to grant severally to the Legal Representatives the powers needed:

     (a) to complete all the formalities required for the resolutions adopted to obtain all the necessary authorizations, with the right to approve and introduce into such resolutions, the Merger Plan and the Bylaws of the Absorbing Company annexed thereto any amendments, additions or deletions that may be requested or suggested by administrative authorities and/or following the exercise of the special powers referred to in Article 5 of the bylaws of Telecom Italia S.p.A. or on the occasion of filings with the Company Register;

     (b) to draw up and sign, inter alia by having ad hoc recourse to attorneys or agents, in conformity with the resolution of point 1, the public merger instrument and every other assessment, supplement and amendment that should prove necessary or desirable, defining every agreement, condition, clause, time limit and procedure thereof in conformity with and in implementation of the Merger Plan; 49

     (c) to complete and amend at the signing of the merger instrument the numbers contained in Article 5 of the Bylaws of the Absorbing Company on the basis of the final assignment ratios obtained in accordance with the criteria set out in point 2;

     (d) to make, as and when necessary, the changes to Article 5 of the Bylaws of the Absorbing Company consequent on the implementation of the increases in capital referred to in points 2, 3 and 4, and to that end to complete all the formalities and publish all the notices required by law;

     (e) to establish the timetable and procedures for carrying out the redistribution and assignment operations referred to in point 2;

     (f) to do - inter alia by having ad hoc recourse to attorneys or agents - whatever else may be necessary for and conducive to the complete implementation of the foregoing resolutions, authorizing entries, transcriptions, annotations, amendments and corrections in public registers and every other competent seat.

                                   Annex II.
           Report drawn up by the directors of Telecom Italia S.p.A.
              pursuant to Article 2501--quater of the Civil Code

                  BOARD OF DIRECTORS OF TELECOM ITALIA S.p.A.
                           MEETING OF 15 APRIL 2003







                      REPORT ON THE PLAN FOR THE MERGER OF
                  TELECOM ITALIA S.p.A. INTO OLIVETTI S.p.A.







                             Milan, 15 April 2003



  The following is an English translation of the official version in Italian language. In case of conflict, the Italian language version will prevail.

Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility.

     The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

     The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

     The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange act of 1934.

     The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States.

                                      ***

     The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

     It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

     You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

                                   Contents

1. Description of the Operation and the reasons therefor, with particular regard to the operating objectives of the companies participating in the merger and the programmes formulated for achieving them.................  1
   1.1   Description of the persons involved.................................  1
   1.2   Description of the activities of Telecom Italia.....................  2
   1.3   Description of Olivetti's activities................................  4
   1.4   Main legal aspects of the Operation.................................  5
   1.5   Reasons for the Operation...........................................  9
   1.6   Operating objectives and programmes to achieve them................. 11
2.   The values attributed to the Companies Participating in the Merger for the purpose of determining the Exchange Ratio........................... 12
   2.1   Objective of the valuation.......................................... 12
   2.2   Methods adopted and results obtained................................ 14
3.   Conclusions............................................................. 28
   3.1   Determination of the Exchange Ratio................................. 28
   3.2   Exchange Ratio...................................................... 28
4.   Procedure for assigning the shares of the Company Resulting from the
     Merger and the entitlement date of the shares........................... 29
   4.2   Date on which the Merger becomes effective.......................... 34
5.   Date on which transactions are to be recorded in the Absorbing
     Company's accounts...................................................... 34
6.   Tax effects of the Operation on the Absorbing Company's accounts........ 35
   6.1.  Direct taxes: regime of the Companies Participating in the Merger... 35
   6.2.  Tax regime for the shareholders..................................... 36
   6.3.  Indirect tax regime................................................. 36
7.   Forecasts of the composition of the shareholders of the Company
     Resulting from the Merger............................................... 36
   7.1   Telecom Italia shareholders......................................... 36
   7.2   Olivetti shareholders............................................... 36
   7.3   Effects of the Merger on the composition of shareholders............ 37
8. Effects of the merger on shareholders agreements (Article 122 of Legislative Decree 58/1998) regarding the shares of the Companies
     Participating in the Merger............................................. 38
9.   Changes to bylaws....................................................... 38
   9.1   Olivetti's bylaws and changes deriving from the Merger.............. 38
10. Evaluation of recourse to the right of withdrawal (Article 131 of Consolidated Law and Article 2437 of the Civil Code) for Telecom
     Italia shareholders..................................................... 42
   10.1  Evaluation on the basis of Article 131 of the Consolidated Law...... 42
   10.2  Evaluation on the basis of Article 2437 of the Civil Code........... 42

REPORT OF THE BOARD OF DIRECTORS OF TELECOM ITALIA S.p.A. ON THE PLAN FOR THE MERGER OF TELECOM ITALIA S.p.A. INTO OLIVETTI S.p.A. PURSUANT TO ARTICLE 2501-QUATER OF THE CIVIL CODE AND ARTICLE 70(2) OF CONSOB REGULATION 11971/1999 ON ISSUERS, AS AMENDED, IMPLEMENTING LEGISLATIVE DECREE 58/1998 (THE "CONSOLIDATED LAW").


Dear Shareholders,

     In accordance with Article 2501 quater of the Civil Code and Article 70 of Consob Regulation 11971/1999 (the "Regulation"), we submit for your consideration and approval the plan (the "Merger Plan") for the merger (the "Merger" or the "Operation") of Telecom Italia S.p.A. ("Telecom Italia" or the "Company to be Absorbed") into Olivetti S.p.A. ("Olivetti" or the "Absorbing Company", or -- once the Merger becomes effective -- the "Company Resulting from the Merger"). The purpose of this report is to describe and justify the Merger Plan from the legal and economic standpoints, with particular regard to the exchange ratio.

1. Description of the Operation and the reasons therefor, with particular regard to the operating objectives of the companies participating in the merger and the programmes formulated for achieving them
        ------------------------------------------------------------------------

1.1     Description of the persons involved
        -----------------------------------

1.1.1 Telecom Italia S.p.A.: Telecom Italia is a company limited by shares with registered office at 2 Piazza Affari, Milan and headquarters at 4 Corso d'Italia, Rome, and a fully paid-up share capital of Euro 4,023,816,860.80 divided into 5,262,908,631 ordinary shares with a par value of Euro 0.55 each and 2,053,122,025 savings shares with a par value of Euro 0.55 each. The Company to be Absorbed is domiciled for tax purposes at its registered office, and its Milan Company Register Number and tax number is 00471850016.

1.1.2 Olivetti S.p.A.: Olivetti is a company limited by shares with registered office at 77 Via Jervis, Ivrea, a fully paid-up share capital of Euro 8,845,537,520 divided into 8,845,537,520 ordinary shares with a par value of Euro 1 each. The Absorbing Company is domiciled for tax purposes at its registered office, and its Ivrea Company Register number and tax number is 00488410010.

1.2     Description of the activities of Telecom Italia
        -----------------------------------------------

1.2.1 The Telecom Italia Group is one of the largest international groups operating in the sector of telecommunications services and, more in general, information and communication technology. Its companies, leaders in fixed and mobile communications, the Internet and media, information technology and research offer integrated and innovative services in Italy and abroad. Its principal strength is its leadership in the domestic market in fixed and mobile telecommunications and Internet services. The companies of the Group have created broadband, fixed and mobile networks providing innovative services, complex solutions for ICT, multimedia messaging, solutions for mobile business, products for e-government and online banking.

1.2.2 Following the changes in top management during 2001 and the significant overhaul of corporate growth strategies with the formulation of the Business Plan for 2002-2004 (the "Business Plan"), in 2002 an overall restructuring was launched. In particular, organizational restructuring led to the formation of a completely renewed, compact and stable management team. During 2002 the responsibilities of the "Domestic Wireline" and "Information Technology" business units were revised in depth and a new "South America" business unit was established.

1.2.3 At Group level the so-called "professional families" were upgraded and strengthened with the establishment of a functional link between distinctive competences in the individual Telecom Italia Group companies and the analogous functions in the parent company so as (i) to ensure greater organizational effectiveness and the verification of resources, and (ii) to foster intra-Group mobility. In addition, new procedures were introduced for the approval and monitoring of investments and acquisitions, with the centralization of governance responsibilities.

1.2.4 The objectives of financial strengthening and industrial restructuring were achieved in accordance with the Business Plan. The results obtained with the gain in efficiency and the plan of disposals (which generated a net cash flow of Euro 4,771 million in 2002) were decisive in reducing the Group's debt from Euro 21,942 million at the end of 2001 to Euro 18,118 million at 31 December 2002. The proportion of debt with a maturity of more than one year rose from 64% at the end of 2001 to 75% at the end of 2002. The Group's structure was simplified, with the number of companies declining from 714 to 416.

1.2.5 Turning to business developments, 2002 brought a strengthening of Telecom Italia's leadership in the Italian market, obtained thanks to effective marketing and the focus on innovation.

1.2.6 In the field of mobile telephony, TIM S.p.A. ranks first among European operators in terms of the number of GSM lines on a single network and is the leader in Italy. In October TIM S.p.A. launched Brazil's first GSM service, which reached more than 80 cities throughout the country.

1.2.7 The following tables show selected income, balance sheet and financial data for the Telecom Italia Group and for Telecom Italia, drawn from the consolidated financial accounts for the 2002 fiscal year, Telecom Italia's draft financial statements for 2002 and its financial statements for 2001 and 2000.

        Selected economic and financial data for the Telecom Italia Group and Telecom Italia

                                            TELECOM ITALIA GROUP

(in millions of euros)
                                                                 2002         2001       2000(*)       2000
                                                                ------       ------      ------       ------
Sales of goods and services.................................    30,400       30,818      27,169       28,911
Gross operating margin......................................    13,964       13,619      12,217       13,118
Operating result............................................     7,381        6,674       6,440        6,805
Consolidated net income (loss) of the parent company........      (322)      (2,068)      2,028        2,028
Consolidated shareholders equity of the parent company......     9,049       13,522      18,821       18,821
Consolidated net financial debt:............................    18,118       21,942      17,233       19,029
  o  medium/long-term.......................................    15,018       16,083       6,733        8,268
  o  short-term.............................................     3,100        5,859      10,500       10,761
Consolidated free cash flow from operations(1)..............     8,610        5,990       4,453        4,763

(*) Reconstructed by consolidating the Nortel Inversora group (Telecom Argentina) using the equity rather than the proportionate method.

(1) Operating result + Depreciation and amortization - Industrial investments -- Change in working capital.



                                               TELECOM ITALIA

(in millions of euros)
                                                                 2002         2001       2000
                                                                ------       ------     ------
Sales of goods and services.................................    17,055       17,309      17,463
Gross operating margin......................................     7,549        7,571       7,556
Operating result............................................     4,045        3,983       3,595
Net income (loss)...........................................    (1,645)         151       2,559
Shareholders equity.........................................    10,956       15,871      18,714
Net financial debt:.........................................    15,128       16,913      16,839
  o  medium/long-term.......................................    11,848       10,371       3,188
  o  short-term.............................................     3,280        6,542      13,651
Free cash flow from operations(1)...........................     5,291        4,384       4,234

(1) Operating result + Depreciation and amortization -- Industrial investments -- Change in working capital.

1.3     Description of Olivetti's activities
        ------------------------------------

1.3.1 Olivetti, in conformity with its current corporate purpose, is a company entered in the special section of the general register, kept by the Italian Foreign Exchange Office, of persons engaging "principally" in financial activities "without dealings with the public" pursuant to and for the effects of Articles 106 and 113 of Legislative Decree 385/1993.

1.3.2 Olivetti's principal equity interest is that held in Telecom Italia (54.9% of the ordinary capital) and, indirectly, in its subsidiaries. Olivetti is also present in business sectors such as office products and services and real estate, notably through its subsidiaries Olivetti Tecnost S.p.A. (information technology and communications products and services) and Olivetti Multiservice S.p.A. (services related to the real-estate sector).

1.3.3 The following tables show selected income, balance sheet and financial data for the Olivetti Group and for Olivetti, drawn from the consolidated financial statements for the 2002 fiscal year, Olivetti's draft financial statements for 2002 and its financial statements for 2001 and 2002, appropriately reclassified to make them consistent with those of Telecom Italia.

Selected economic and financial data for the Olivetti Group and Olivetti



                                            OLIVETTI GROUP

(in millions of euros)
                                                                 2002         2001       2000(*)       2000
                                                                ------       ------      ------       ------
Sales of goods and services.................................    31,408       32,016      28,374       30,116
Gross operating margin......................................    14,033       13,707      12,272       13,173
Consolidated net income (loss) of the parent company........      (773)      (3,090)       (940)        (940)
Consolidated shareholders' equity of the parent company.....    11,640       12,729      13,856       13,856
Consolidated net financial debt.............................    33,399       38,362      35,728       37,524
  o  medium and long-term...................................    33,309       37,042      25,622       27,157
  o  short-term.............................................        90        1,320      10,106       10,367

(*) Reconstructed by consolidating the Nortel Inversora group (Telecom
Argentina) using the equity rather than the 2002 2001 2000(*) 2000 Operating result 6,016 5,338 5,112 5,477 proportionate method.


                                               OLIVETTI

(in millions of euros)
                                                                 2002         2001        2000
                                                                ------       ------      ------
Net income (loss)...........................................    (6,240)        (871)        870
Shareholders' equity........................................     9,031       15,235      13,937
Net financial debt..........................................    15,195       16,322      17,991
  o  medium and long-term...................................    12,472       10,293      17,150
  o  short-term.............................................     2,723        6,029         841

1.4     Main legal aspects of the Operation
        -----------------------------------

1.4.1 The proposed Operation envisages the merger of Telecom Italia into Olivetti pursuant to and for the effects of Article 2501 et seq. of the Civil Code. The Operation was approved, as regards its objectives and principal characteristics, by the Boards of Directors of the interested companies in their meetings on 11 March 2003.

        On 13 March 2003 Olivetti published the notice provided for by Article 2503-bis, second paragraph, of the Civil Code. The time limit for exercising of conversion rights de jure expired on 13 April 2003. However, it is appropriate to point out that the holders of bonds convertible into Olivetti shares will able to exercise conversion rights in accordance with rules of these bond issues even after the expiration of the time limit indicated in Article 2503-bis, second paragraph, of the Civil Code, without prejudice to the periods of suspension of such rights envisaged by the issue rules.

1.4.2 The Merger will take place on the basis of the draft financial statements for the fiscal year ended 31 December 2002 of Olivetti and Telecom Italia (jointly the "Companies Participating in the Merger"), which were also adopted by the Boards of Directors of the Companies Participating in the Merger as statements of assets and liabilities under Article 2501-ter of the Civil Code (for each the "Merger Statement of Assets and Liabilities").

1.4.3 The Absorbing Company, as a consequence and at the conclusion of the Merger, will assume the name and corporate purpose of Telecom Italia. More in general, Olivetti will adopt new bylaws based on the current bylaws of Telecom Italia.

        Concerning the amendment of the corporate purpose, premised that the extension of the corporate purpose to the performance of services in the telecommunications sector would by itself legitimate the right of withdrawal, it was nonetheless considered appropriate to take over Telecom Italia's corporate purpose in its entirety, in order to permit the Absorbing Company to operate in all the sectors in which Telecom Italia is currently present, with particular regard to the activities that Telecom Italia is authorized to engage in pursuant to administrative measures.

        In this regard, the fee schedules of the individual licences issued to Telecom Italia provide that "the corporate purpose of the company must include activities in the telecommunications sector", which must refer to the provision of telecommunications services, as defined in Presidential Decree 318/1997, on the basis of which the licences were issued.

        The inclusion of such activities in the corporate purpose of the licensee is among the elements evaluated for the grant of licences and, inasmuch as it responds to a specific prescription of the schedules accessory to such licences, must therefore be considered among the conditions for the preservation thereof by the successor Olivetti, whose corporate purpose does not currently provide for them.

        As a consequence of the amendment of the corporate purpose within the context of the Merger, Olivetti shareholders who are absent or contrary to the resolutions approving the Operation will have the right to withdraw pursuant to and for the purposes of Article 2437 of the Civil Code (on the right to withdraw, see also Section 10 below).

        The relative majority shareholder of Olivetti has already announced that it will not exercise its right of withdrawal.

1.4.4 In order to give the shareholders of Telecom Italia a possibility to disinvest within the context of the Operation, Olivetti has announced its intention of making a partial tender offer for ordinary and savings shares of Telecom Italia (the "Offer").

        The consideration offered will be fixed on the basis of the weighted average of the official stock-market prices of the ordinary and savings shares of Telecom Italia in the period between 12 March 2003 and the date of the shareholders' meeting of the Absorbing Company called to approve the Merger Plan, plus a premium of 20%, but in no case will such consideration be (i) greater than Euro 8.40 per ordinary share and Euro 5.65 per savings share or (ii) lower than Euro 7 per ordinary share and Euro 4.70 per savings share.

        The market has been informed that the number of shares to be tendered for will be decided after the time limit for exercising the right to withdraw under Article 2437 of the Civil Code has expired and, therefore, after the amount of the outlay to be incurred by Olivetti for the withdrawal rights actually exercised ("Withdrawals") has been ascertained. The maximum total amount to be allocated to the Offer will be Euro 9 billion, less the repayment for Withdrawals.

        The Offer will be for the same percentage of ordinary shares and savings shares. If the resources allocated to the Offer for each of the two classes of shares (ordinary and savings) are not completely used for that class, they will be used for the other class. If the acceptances of the Offer by the holders of ordinary shares and savings shares were to exceed the quantity tendered for, they will be prorated with respect to each class.

        On the basis of what Olivetti has indicated, if there were no Withdrawals and the Offer therefore had a maximum overall value of Euro 9,000,000,000:

        (a) if made at the minimum price of Euro 7 per ordinary share and Euro 4.70 per savings share, the Offer would be for about 19.4% of the ordinary share capital and savings share capital respectively;

        (b) if made at the maximum price of Euro 8.40 per ordinary share and Euro 5.65 per savings share, the Offer would be for about 16.1% of the ordinary share capital and savings share capital respectively.

        The Offer will take place as soon as possible following the expiration of the time limit for the exercise of Withdrawals and will close before the merger instrument is signed. The Offer will cease to be effective in the event of failure to complete the procedure for filing the merger instrument with the Company Register within a given date, now tentatively envisaged to be 31 December 2003, without prejudice to the intention of the Companies Participating in the Merger to complete the formalities for the Merger in the shortest time possible, and specifically, as indicated in Subsection 1.4.8 below, by early August. The Offer will be evaluated by the Board of Directors of Telecom Italia pursuant to and for the purposes of Article 39 of the Regulation once the offer document has been received.

        Since the Operation will result in Olivetti's absorbing a subsidiary, it will have as a consequence the cancellation of the equity interest held by Olivetti in Telecom Italia at the time the Merger becomes effective and the assignment to Telecom Italia ordinary or savings shareholders other than Olivetti of ordinary or savings shares and to Olivetti shareholders of ordinary shares issued by the Company Resulting from the Merger on the basis of the assignment ratios corresponding to the exchange ratio. This assignment will be made by Olivetti's capital at the completion of the Operation (see Section 4).

        Olivetti will cancel all the Telecom Italia shares held at the time of the Merger. For the purposes of the annual financial statements, the difference between the carrying value of the cancelled Telecom Italia shares and the corresponding portion of shareholders' equity will be positive and will thus give rise to a "cancellation deficit". This deficit, whose size will also depend on the acceptances of the Offer, will be allocated to Telecom Italia assets (in particular, to the Tim shares held) and any difference recorded under the item "goodwill". Considering the procedure for the assignment of the shares of the Company Resulting from the Merger by means of the redistribution technique, it is reasonable to expect that a share exchange surplus will emerge.

1.4.5 For the share exchange, Olivetti will assign holders of Telecom Italia savings shares new savings shares with features identical to those of the shareholders currently issued by Telecom Italia. Among other things, the bylaws of the Company Resulting from the Merger will contain an article identical in content to that of the bylaws of Telecom Italia, including the possibility of satisfying the preferential rights of the holders of savings shares by distributing reserves, whose introduction in the bylaws of the Company to be Absorbed will be proposed at the shareholders' meeting called to approve the Merger Plan.

        In the context of the Operation, and as an essential aspect thereof, the savings shares that will be issued by the Absorbing Company for the share exchange in favour of holders of Telecom Italia savings shares are to be listed on the stock exchange. The new Olivetti savings shares will have a par value of Euro 0.55 each, thus corresponding fully to the current savings shares of Telecom in this respect as well.

        The Operation will therefore not give rise to any prejudice for the holders of savings shares. Consequently, lacking the preconditions referred to in Article 2376 of the Civil Code and Article 146 of the Consolidated Law, it will not be necessary to call the special meeting of such shareholders.

        Considering that as a consequence of the share exchange and the specific manner in which it is to be carried out each holder of savings shares will be assigned a larger number of savings shares that that currently held, and that each of the new shares assigned by the Absorbing Company will have the same par value as a Telecom Italia savings share, there will be an increase in the total amount of dividends payable on a preferential basis to the holders of Telecom Italia savings shares at the date the Merger becomes effective.

        This advantage in absolute terms, together with the above-mentioned possibility of satisfying the preferential right by distributing reserves, undoubtedly improves the position of the holders of Telecom Italia savings shares.

1.4.6 The Absorbing Company will succeed to all the legal relationships of Telecom Italia, including the concessions, licences and administrative authorizations granted thereto in accordance with the procedures established by the legislation in force. The Absorbing Company will also succeed to the relationships pertaining to Telecom Italia's bond issues and stock-option plans; to this end, the Absorbing Company will implement the capital increases for the purpose of such plans and will update the capital increases for the convertible bonds, stock-option plans and warrants issued by Olivetti with the necessary adjustments to take account of the new par value of the Olivetti shares and the assignment procedure described in Section 4.

1.4.7 At the end of the Merger, the (ordinary and savings) shares of the Company Resulting from the Merger will be listed on Borsa Italiana's MTA electronic share market. Furthermore, it is expected that (1) the Company Resulting from the Merger will also succeed to Telecom Italia in being listed on the NYSE in the form of American Depositary Receipts
        (ADRs), and (ii) the Merger will not have consequences for the listing on the Frankfurt Stock Exchange of the ordinary shares of the Company Resulting from the Merger.

1.4.8 It is the intention of the Companies Participating in the Merger to complete the Operation in the shortest possible time. The Merger is expected to become effective in early August 2003.

1.5     Reasons for the Operation
        -------------------------

1.5.1 The Operation is framed in the reorganization drive aimed at creating value for Telecom Italia shareholders, launched in July 2001 and carried out through an industrial and financial restructuring with positive results despite the crisis in the stock markets and the telecommunications sector.

1.5.2 The strategic objective of creating value for Telecom Italia shareholders involved the identification of a multiplicity of actions and initiatives. In particular, industrial restructuring and refocusing on the core business, completed earlier than had been announced to the financial community from September 2001 onwards and in line with the Business Plan, and carried out in part through the disposal of a number of non-strategic assets (such as the equity interests in Auna, Telemaco Immobiliare, Bouygues Decaux Telecom, Mobilkom Austria, Telekom Austria, Telespazio, Sogei and Lottomatica) led to:

          . an improvement in the operating result, with the consolidated operating result rising by 10.6% to Euro 7.4 billion in the 2002 fiscal year, and

          . a reduction in consolidated total net debt from Euro 21.9 billion at 31 December 2001 to Euro 18.1 million at 31 December 2002.

        Meanwhile, Olivetti carried out a series of transactions to refinance its debt, with an improvement in the debt's conditions of maturity.

        The completion of the above-mentioned industrial restructuring activities of the Telecom Italia Group, together with the improvement in Olivetti's financial situation, now makes it possible to take the further step of simplifying the Olivetti-Telecom Group's corporate structure, in accordance with the market's expectations, by merging Telecom Italia into Olivetti.

1.5.3 As a consequence of the Operation, Telecom Italia shareholders will be able to benefit fully from the enhancement in value deriving from the execution of the Business Plan.

        Currently, Telecom Italia is majority controlled by Olivetti and the latter has a major shareholder- Olimpia S.p.A. - holding 28.54% of its share capital.

        As a result of the Merger, Olivetti's controlling interest in Telecom Italia will be extinguished as a result of the cancellation of the shares, while Olimpia's interest in Olivetti will be diluted substantially.

        Consequently, Telecom Italia shareholders, like Olivetti shareholders, will hold shares of a fully contestable company in which there will be no controlling shareholder. In this regard, it is to noted that the final size of Olimpia S.p.A.'s holding in the Company Resulting from the Merger will depend on a series of factors such as the number of Conversions (as defined below), the number of Olivetti warrants and Telecom Italia stock options exercised, the number of Withdrawals and the number of acceptances of the Offer (see also what is indicated in Subsection 7.3).

        This will result in a more liquid security and, on the basis of experience, an enhanced possibility of it being appreciated by the market, to the benefit of all the shareholders.

1.5.4 At the same time, the Merger will create scope to improve tax efficiency, in compliance with the legislation in force, inter alia through the full and more rapid recovery within the Company Resulting from the Merger of Olivetti's tax assets (see Subsection 2.2.3, Point
        E).

1.5.5 The Operation as a whole will also make it possible to attain a more efficient financial structure, involving an increase in debt capital, whose net cost is lower than the cost of equity capital.

        In connection with this aspect, it needs to be stressed that the increase in overall debt following the Merger involves reaching a level of debt (i) in line with or better than that of other companies of comparable size operating in the sector in Europe, and (ii) consistent and compatible with Telecom Italia's set of activities and the prospective cash flows deriving from the execution of the Business Plan. According to the latter, debt is projected to decline with the utilization of the proceeds of the sales of other non-strategic assets. Furthermore, Telecom Italia will also benefit from the positive effects of unified debt management in terms of the lengthening of maturities and optimal correlation with corporate requirements.

1.5.6 Moreover, the Company Resulting from the Merger is expected to maintain a capacity to produce profits and adopt a dividend-distribution policy that will ensure Telecom Italia's current shareholders receive a total amount of dividends at least on a par with that currently received.

1.5.7 In conclusion, the Board of Directors considers the Merger an essential step so that the shareholders of Telecom Italia can reap, without constraints arising from control by another listed company such as Olivetti, all the benefits of a widely-held company operating in a strategic sector and with significant potential for value growth. The Business Plan and the clear direction adopted by the Board of Directors in terms of focusing on core business and constantly improving operational efficiency ensure a trajectory of value creation without dispersion of economic resources, assuming the macroeconomic environment remains unchanged.

1.6     Operating objectives and programmes to achieve them
        ---------------------------------------------------

1.6.1 The Companies Participating in the Merger have agreed on the operating objectives and the programmes to achieve them on the part of the Company Resulting from the Merger. These objectives are basically the same as those of Telecom Italia, adopted by the Board of Directors on 13 February 2003, which in turn confirm the guidelines and objectives of the Business Plan. With specific regard to Olivetti, it should be noted that Olivetti Tecnost is basically neutral in terms of its impact on the operating result.

        However, the Operation will result in a Merger deficit (deriving from share cancellation), any portion of which not classified as a Telecom Italia asset (specifically among equity interests) will be amortized over a period of 20 years. The updated financial projections take account of this additional portion of amortization.

1.6.2 The same projections consider the financial charges associated with Olivetti's present debt, as well as the effect of the tax asset connected with the value adjustments made in Olivetti's and Telecom Italia's draft financial statements for 2002. In addition to the disposals already envisaged by the Business Plan (Telekom Austria, Operazioni Real Estate), the projections also include the receipts from the disposal of the company into which Seat Pagine Gialle S.p.A. ("Seat Pagine Gialle") is to be spun off.

1.6.3 Lastly, it is estimated that the cash flows from operations and disposals of the Company Resulting from the Merger will be able to sustain not only a reduction in debt but also a dividend distribution policy such as to ensure Telecom Italia's current shareholders a total dividend amount in line with that set out in the Business Plan, which expressly envisaged dividend policy remaining constant.

1.6.4 The following table summarizes the above considerations at consolidated level, from which the sustainability of the commitments entered into for the future appears evident.

Billions of euros                      Olivetti 2002              Consolidated objectives of
                                 consolidated financial             the Company Resulting
                                       statements                    from the Merger (*)
                                                                     CAGR 2002-2005 ***
                                 ----------------------          --------------------------
Sales of products and services........     31.4                            4 - 4.5%
Gross operating margin................     14.0                            5 - 5.5%
% of sales............................     44.6%
Operating result......................      6.0                            8 - 8.5%
% of sales............................     19.1%
                                                                    Cumulative 2003-2005
Free Cash Flow........................      8.6                            29
Net financial position................     33.4**                          34.3****

(*) Assuming zero Withdrawals, fully diluted.
(**) The net financial position does not take account of the forward purchase commitments (December 2005) in respect of Aldermanbury Investment Limited
(formerly Chase Equities Limited), equal to Euro 2,417 million.
(***) The scope
of the consolidation is the same.
(****) At 31 December 2004.


2. The values attributed to the Companies Participating in the Merger for the purpose of determining the Exchange Ratio
        -----------------------------------------------------------

2.1     Objective of the valuation
        --------------------------

2.1.1 The objective of the valuation in question is to establish the exchange ratio ("Exchange Ratio") on the basis of which the participation in the

        Company Resulting from the Merger of the shareholders of Olivetti and Telecom Italia respectively will be determined.

        The purpose of the valuation, therefore, is to value the two Companies Participating in the Merger in order to obtain significantly comparable values for the purpose of determining the Exchange Ratio with respect to the specific Operation in question, considering all the shareholders of the Companies Participating in the Merger as parties interested in the valuation and the Exchange Ratio.

        To achieve this objective, the valuations for the purpose of determining the Exchange Ratio require the identification and application of valuation methods based on uniform criteria for the Companies Participating in the Merger.

        Such valuations may therefore differ from other valuations made in different contexts or for different purposes, notably as regards the selection of the methods used.

2.1.2 The Board of Directors of Telecom Italia has reached its conclusions on the Exchange Ratio following a well-considered evaluation of the Companies Participating in the Merger, selecting from a multiplicity of valuation methods those generally considered most appropriate in the Merger in the light of the activities performed by the Absorbing Company and the Company to be Absorbed.

        Furthermore, as suggested by theory and standard professional practice, the Board of Directors of Telecom Italia has compared the values attributed to the Companies Participating in the Merger on a going-concern basis.

        The baseline accounting situation for the valuations performed is that resulting from the Merger Statements of Assets and Liabilities.

2.1.3 For the purpose of determining the Exchange Ratio, the Board of Directors of the Company to be Absorbed was assisted by Lazard and Goldman Sachs as independent financial advisors (the "Advisors").

        It is to be noted that the Board of Directors of Olivetti was assisted by JPMorgan and by Professor Angel0 Provasoli (who ascertained the consistency and appropriateness of the valuation methods adopted by JP Morgan for the Operation) as independent advisors.

2.1.4 The methods followed and the results obtained by the Board of Directors of Telecom Italia, with the support of the Advisors, are described in the following subsection.

2.2     Methods adopted and results obtained
        ------------------------------------

2.2.1   Introduction

        A. The Board of Directors of Telecom Italia, with the assistance of the Advisors, selected the valuation methods to be applied in the case in question taking into account:

             a) the specific objectives of the valuations in connection with the Operation;

             b) the nature of the activities performed by each of the Companies Participating in the Merger.

        B. Concerning the first aspect, in selecting the valuation principles and methods, reference was made, as is considered proper and appropriate in every kind of valuation, to the purpose of the exercise and to the significant factors allowing the value of the object of valuation to be calculated. Given the objective of obtaining comparable values for the determination of the Exchange Ratio, valuation methods based on uniform criteria were adopted for both the Companies Participating in the Merger.

             In the case in question, the Exchange Ratio was established on the basis of a comparison of the values of the Companies Participating in the Merger.

             As reported above, these values were determined on a going-concern basis and can neither be considered to represent a separate valuation of the two Companies Participating in the Merger nor compared with any acquisition or disposal prices (which normally take account of majority premiums and minority discounts, if any). Nor do these values reflect strategic, operational and financial synergies expected from the Merger.

             As indicated below, the Board of Directors utilized both the stock-market price method and the sum-of-parts method for the valuation of both of the Companies Participating in the Merger. In particular, for the purpose of establishing the Exchange Ratio, values determined on the basis of uniform methods were compared: the ratio between stock-market prices on the one hand and the ratio between fundamental values (sum-of-parts) on the other. Consequently, in the circumstances it was considered that the Net Asset Value (NAV) method based on the current stock-market value of the equity interest in Telecom Italia could not be adopted. In a valuation to establish the Exchange Ratio carried out on the basis of a fundamental method, the latter must also be applied to Olivetti's equity interest in Telecom Italia. On the contrary, the application to Olivetti of a NAV based on the current stock-market value of the equity interest in Telecom Italia would lead to highly volatile results, mainly owing to Olivetti's financial leverage. Besides, the application of this method would imply referring to market values for only one of the Companies Participating in the Merger, which the Board of Directors considered methodologically inadmissible.

        C. With regard to the second aspect, account was taken on the one hand of the various areas of the Telecom Italia Group's operations and, on the other, of the fact that the controlling interest in Telecom Italia held by Olivetti represents a significant component of the latter's balance sheet assets.

        D. In the light of the above, the following methods were used to calculate the values of Olivetti and Telecom Italia, with equal level of significance for the purpose of the valuation procedure:

             (i) stock-market prices ("Stock-Market Prices") as the principal method. In this regard, it is noted that where companies interested in a merger have shares listed in regulated securities markets, theory and professional practice suggest that account should be taken of the results derivable from the stock-market prices of the respective shares, averaged over appropriate periods of time. In the case in question, the stock-market prices are considered to be particularly significant, taking account of the high capitalization and liquidity of Telecom Italia and Olivetti;

             (ii)   the sum-of-parts ("Sum-of-Parts") method as a control.
                    Under this method a company's value is calculated as the sum of the values of its separate units (taken as economic entities that can be valued independently) adjusted to take account of the company's financial position, minority interests and, where material, of other effects such as those of off-balance-sheet items and potential tax benefits.

             In applying the valuation methods described, account was taken of the planned distribution of reserves by Telecom Italia of up to a maximum of Euro 1,333 million, whose proposal to the shareholders' meeting called to consider the Merger Plan was approved by the Board of Directors on 11 March 2003. Since under the timetable of the Merger the share exchange is to take place after the payment of the dividend, the impact of the distribution of reserves on the values of the economic capital of the two Companies Participating in the Merger was taken into account in establishing the Exchange Ratio.

             Finally, it should be stressed that in determining the Exchange Ratio an analysis was made of the reasonably foreseeable effects of the possible exercise of the right of withdrawal by Olivetti shareholders and it was considered that on the basis, inter alia, of the share prices in the significant period already elapsed the outcome of such Withdrawals will not be such as to render a change in the Exchange Ratio necessary; and this inasmuch as the withdrawal price can be reasonably expected to be lower than the value attributed to the shares of Olivetti for the purpose of the Merger under the valuation methods used.

        E. The subsections that follow describe the methods and principles adopted in valuing the Companies Participating in the Merger both from the theoretical point of view and in terms of the main results.

2.2.2   Stock-market price method

        A. The stock-market price method estimates the value of the capital on the basis of the stock-market prices recorded in a significant period concluding at a date close to that on which the estimation is performed. After the announcement of the Operation, the stock-market prices of Telecom Italia and Olivetti were influenced by the announcement. Hence, the prices following such announcement are not considered significant.

        B. The stock-market price method is not applicable to Telecom Italia savings shares inasmuch as Olivetti savings shares do not exist today. For the savings shares, it was therefore assumed that the prices of the Olivetti savings shares would reflect a discount similar to that applied by the market to the Telecom Italia savings shares, as detailed in Subsection 2.2.4.

        C. On the basis of the market data at 7 March 2003 (the last day of trading of the securities before the date of the board meetings that announced the Operation), it is found that:

             a) both of the Companies Participating in the Merger have a large market capitalization and a significant and widely-distributed float;

             b) as can be seen from the following table: (i) the daily volume of trading in Telecom Italia and Olivetti ordinary shares is high (around 1% of the float on average); and (ii) during the twelve months preceding the announcement of the Operation:

                  . trades of Olivetti shares amounted to around 240% of the share capital (excluding the portion held by Olimpia S.p.A.), for a value of Euro 16.9 billion;

                  . trades of Telecom Italia ordinary shares amounted to around 289% of the share capital represented by that class of shares (excluding the shares held by Olivetti), for a value of around Euro 54 billion.


Telecom   Italia         Average volume      Cumulated           Average % of        Cumulated $ of
(ordinary shares)            ('000)            volume         capital traded (*)     capital traded (*)
                                               ('000)

Prices
7 March 2003               42,131.3            42,131.3              1.8%                   1.8%
Last week                  38,225.3           191,126.4              1.6%                   8.1%
Last month                 28,994.8           579,895.0              1.2%                  24.5%
Last 3 months              31,411.6         1,884,693.5              1.3%                  79.5%
Last 6 months              30,126.5         3,765,810.3              1.3%                 158.8%
Last year                  27,073.7         6,849,656.0              1.1%                 288.8%

Olivetti                 Average volume      Cumulated           Average % of        Cumulated $ of
                             ('000)            volume         capital traded (*)     capital traded (*)
                                               ('000)
Prices
7 March 2003               90,695.9            90,695.9              1.0%                   1.0%
Last week                  86,240.0           431,200.0              1.4%                   6.8%
Last month                 59,319.6         1,186,392.2              0.9%                  18.8%
Last 3 months              61,400.2         3,684,009.3              1.0%                  58.3%
Last 6 months              61,220.3         7,652,538.4              1.0%                 121.2%
Last year                  59,851.9        15,142,528.8              1.0%                 240.6%

(*) On the total number of shares held by the market.

Source: Datastream



             c) both the Companies constitute a significant portion of the total capitalization of the Mibtel and MIB3O stock indices. At 24 March 2003 (for the MIB3O index) and 1 April 2003 (for the Mibtel index), according to data provided by Borsa
                  Italiana:

                  . Olivetti made up 1.9% of the Mibtel index and 2.4% of the MIB30 index; and

                  . Telecom Italia made up 8.4% of the Mibtel index and 9.5% of the MIB30 index;

             d) Telecom Italia's and Olivetti's floats are significantly split up among Italian and foreign institutional investors and Italian retail investors, none of whom is in a position to influence the price of the securities.

        D. In order to mitigate the short-term fluctuations typical of the financial markets, in line with best valuation practice the analysis of the share prices was extended to the average figures recorded by the market in sufficiently large intervals of time.

             Accordingly, the following were performed, among others:

             a) analysis of the simple averages over a time span extending up to the 12 preceding months;

             b) analysis of the volume-weighted averages over a time span extending up to the 12 preceding months;

             c)   analysis of 1,3,6 and 12 month moving averages;

             d) adjustment of the value of Telecom Italia shares to take account of the planned distribution of the dividend for 2002.

        E. From the analysis of the historical price movements, the 1,3,6 and 12-month averages were identified as those falling within a corridor of constant valuations, as can be seen from the following table.

                                                                                Value for the
                                                 Stock-market                   purpose of the               Ratio*
Market prices                                        value                      share exchange
-------------                              -----------------------         ------------------------          ------
                                                                            TI post-
                                           TI (euro)    Oli (euro)         div (euro)    Oli (euro)
                                           ---------    ----------         ----------    ----------

Weighted averages
7 March 2003                                 5.9          0.86                5.7           0.86              6.7
1 month                                      6.5          0.91                6.3           0.91              7.0
3 months                                     7.0          0.99                6.8           0.99              6.9
6 months                                     7.4          1.02                7.2           1.02              7.1
12 months                                    7.8          1.11                7.6           1.11              6.9
Arithmetic averages
7 March 2003                                 5.9          0.86                5.7           0.86              6.7
1 month                                      6.6          0.91                6.4           0.91              7.0
3 months                                     7.0          0.99                6.9           0.99              7.0
6 months                                     7.4          1.01                7.2           1.01              7.1
12 months                                    7.9          1.11                7.7           1.11              6.9
Maximum and minimum prices
Maximum price in the last 12 months          9.7          1.47                9.5           1.47              6.5
Minimum prices in the last 12 months         5.9          0.84                5.7           0.84              6.8

Source: Datastream

* Differences are due to rounding.

        F. The results shown above are also confirmed when the time horizon of the analysis is extended to 18 months.

2.2.3   Sum-of-Parts method

        A. Under the Sum-of-Parts method, the value of Telecom Italia and Olivetti is calculated as the sum of the values of the individual units of each company, taken as economic entities that can valued independently. Such sum is suitably adjusted to take account of the financial position and minority interests for each of the Companies Participating in the Merger and, where material, of other effects, including those of any off-balance-sheet items and potential tax benefits.

        B. Given the significant incidence on Olivetti's balance sheet assets of its controlling interest in Telecom Italia, the valuation procedure concentrated mainly on estimating Telecom Italia's economic capital, which was also the key factor in determining that of Olivetti.

             In view of the complexity of the corporate structure of the Group and the many areas in which it operates, the individual assets were valued using the methods, among those commonly employed for valuation purposes, deemed most appropriate to each specific situation. In particular, the principal assets, such as fixed and mobile telephony, were valued using the discounted cash flow (IIDCFI) method.

             The remaining assets and liabilities were valued on a case-by-case basis mainly with reference to their book or market value, in view of their limited importance in the overall valuation of Telecom Italia.

             The DCF method was applied by discounting operating cash flows gross of any component of a financial nature (Free cash Flows or ("FCF"). Under this method the value of a company is equal to the sum of the following components:

             - operating cash flows that the company will be able to generate in the future, discounted at a rate representing the weighted average cost of capital;

             - net financial position and minority interests, which in the case in question were calculated with reference to 31 December 2002.

             The DCF method was applied to determine the fundamental value for financial investors and reflects the following assumptions and approaches:

             - the Weighted Average Cost of Capital ("WAAC") was calculated on a capital structure in line with the current one;

             - the growth rates used for the financial projections beyond the horizon of Telecom Italia's Business Plan and for the calculation of the terminal value reflect growth prospects consistent with the relevant market benchmarks.

        C. In applying the DCF method, reference was made to the cash flows from operations for the main activities based on the economic and financial plans drawn up by Telecom Italia's management. These are briefly described in what follows.

             Fixed telephony

             The economic and financial projections in this field were constructed starting from the market and economic and financial results achieved in 2002. For the years 2003-2005 they reflect the company's strategic operating and financial objectives within a market scenario that refers basically to the Italian fixed telephony market.

             The projections were developed assuming little change in the regulatory framework, which is reflected in the movements expected in the prices for access, interconnection and rented lines. In particular, consideration was given to the introduction of the network cap for access and interconnection, while for rented lines the financial projections reflect a continuation of the present downward trend of prices in the period 2003-2005.

             In a retail market characterized (i) by a decline in the value of voice traffic at an annual rate of 2.3%, as a result of small increases in volumes and falling prices, and (ii) in increase in sales in the Internet, data transmission and high value-added services segments, the "Domestic Wireline" business unit is expected to maintain the present level of revenues, with an average compound annual growth rate estimated at 0% - 0.5% in the period 2002-2005.

             With revenues performing as described above, the EBITDA is forecast to grow at an annual rate of 2% - 2.5% until 2005, with an objective for the margin on sales of more than 49%. These results stem from the strategy of focusing on the core business, product innovation and a policy aimed at enhancing efficiency and lowering production costs.

             The high levels of profitability and of the generation of cash flow from operations will also benefit from capital spending on the order of Euro 6.2 billion in the period 2003-2005, of which about 80% will be on the development of innovative products and services.

             The following table summarizes the financial objectives of the "Domestic Wireline" business unit, which consists principally of Telecom Italia's activity in the field of fixed telephony.

                                  2002                   CAGR 2002 - 2005
                                  (billions of euros)    (%)
                                  -------------------    ----------------
             Revenues             17.0                   0% - 0.5%
             EBITDA                8.0                   2% - 2.5%
             Operating result      4.7                   4.5% - 5%

                                                         Cumulative 2003 - 2005
                                                         (billions of euros)
                                                         ----------------------
             Capital spending      2.5                   6.2


             Mobile telephony (TIM)

             In this field consideration was given to market data and the results for the year 2002, together with economic and financial projections based on the TIM group's strategic objectives, with a distinction made between activities in Italy and abroad.

             As regards the domestic market for mobile telephony, it is estimated that its value will have risen to 1.5% of GDP in 2005 and that the level of penetration will reach 100% in 2004. The level of profitability is expected to remain high in the European context.

             The main source of the creation of value will be Value Added Services (VAS), which are expected to record a compound annual growth rate of around 30% in the period 2002-2005, with an objective for their contribution to Average Revenue Per User
             (ARPU) of 18%-22% in 2005, compared with 9% in 2002. Capital spending to sustain the growth of VAS in the domestic market is expected to increase from 28% of all capital spending on mobile telephony in 2003 to 35% in 2005.

             Business abroad is expected to account for a rising proportion of mobile telephony revenues. In Brazil, which will be the main area of international expansion, it is estimated that the penetration of mobile telephony will rise from 19% in 2002 to 26% in 2005 and that over the same period the Group's market share will grow from 16% to 26%, with the objective of increasing users to 12.5 million, of which 9.9 million on the GSM network; this growth will be sustained by capital spending on the order of Euro 1.1 billion in the period 2003-2005.

             The following table summarizes the results achieved in 2002 and the main economic and financial objectives for the period 2003-2005.

                                  2002                   CAGR 2002 - 2005
                                  (billions of euros)    (%)
                                  -------------------    ----------------
             Revenues             10.9                   7% - 8%
             EBITDA                5.0                   8% - 9%

                                                         Cumulative 2003 - 2005
                                                         (billions of euros)
                                                         ----------------------
             Capital spending      1.7                   5.6


             Seat Pagine Gialle

             In this case consideration was again given to market data and the results for the year 2002; reference was also made to a macro-economic scenario with moderate growth in GDP and advertising in the main target markets (Italy and the United Kingdom).

             In particular, Seat Pagine Gialle's strategy focuses on the search for further efficiency gains and aggressive action to expand its business, in order to generate continuous and growing cash flows.

             This growth in business will come from a strengthening of the Directories sector through the integration of the different platforms (phone, paper and the Internet) and the application of this model in foreign markets, starting with the United Kingdom.

             As regards Internet business, a rapid growth in revenues is envisaged, at an annual rate of between 17% and 21% in the period 2002-2005.

             The estimates underlying Seat Pagine Gialle's financial projections are summarized in the following table.

                                  2002                   CAGR 2002 - 2005
                                  (billions of euros)    (%)
                                  -------------------    ----------------
             Revenues             2.0                    6% - 8%
             EBITDA               0.6                    11% - 13%
             Operating result     0.2                    27% - 29%

                                                         Cumulative 2003 - 2005
                                                         (billions of euros)
                                                         ----------------------
             Capital spending     0.1                    0.3

        D. The financial projections for the activities analyzed above provided the basis for the estimates of operating cash flows in the forecasting period considered and of the residual value at the end of that period ("Terminal Value").

             For the estimation of the Terminal Value, theory and professional practice proposes two alternatives:

             - the value corresponding to the capitalization of the normalized operating cash flow (or the present value of the operating cash flows expected for the period subsequent to the time horizon of the explicit projection), which can be estimated as follows:


                         FCFn
                  VT = -------
                       (WACC-g)

                  where:

                  VT     = Terminal Value;
                  FCFn   = Normalized operating cash flow;
                  g      = Assumed perpetual growth rate;
                  WACC   = Weighted Average Cost of Capital;

                  or,

             - the value calculated on the basis of a multiple of EBITDA of the last year of the projection period considered.

             Since the cash flows in question will be used to remunerate all the persons contributing capital, in discounting it is necessary to use a rate representing the cost of all the financial resources utilized by the company. This rate is identified as the Weighted Average Cost of Capital (WACC) and is calculated with reference to a capital structure in line with that of the company to be valued, as follows:

                             D        E
             WACC = Kd (1-t)--- + Ke ---
                            D+E      D+E

             where:

             Kd   = Cost of debt capital;
             Ke   = Cost of equity capital;
             D    = Debt capital;

             E    = Equity capital;
             t    = Tax rate.

             In particular, the prevailing practice is to calculate the cost of equity capital on the basis of the Capital Asset Pricing Model
             (CAPM), defined by the following formula:

             Ke = Rf+Beta x(Rm-Rf)

             where:

             Rf        = rate of return on risk-free investments;
             Beta      = correlation coefficient between a share's effective
                         rate of return and the overall market rate of return;
             Rm        = overall market rate of return;
             (Rm - Rf) = premium required by the market with respect to the rate of return on risk-free investments.

             The principle underlying this method rests on the hypothesis that in a liquid and efficient market investors determine the required rate of return only considering the degree of systematic (or market) risk of the investment, expressed by the relation between the variation in the price of the specific share and the variation in the market (Beta). The specific risk of the investment (the share) is not considered, since it can be eliminated by the investor through appropriate diversification of investments.

        E. In the light of the above, in the case in question reference was made to the operating cash flows for the individual units as shown by the economic and financial plans prepared by Telecom Italia. The Terminal Value was calculated using both a perpetual growth rate of the FCF and a multiple of EBITDA consistent with the results produced by comparable listed companies for the different sectors of reference.

             The "normal" rate of return on riskless investments in the Italian market was used for the risk-free rate. Beta was calculated on the basis of the most appropriate market data, taking account of the financial structure of the activities being valued. The most recent valuation practice was followed for the risk premium required by the market.

             For Olivetti, which has the structure of a holding company whose assets consist principally of the equity interest in Telecom Italia, the Sum-of-Parts method was applied by valuing such equity interest according to the procedures described earlier and valuing the remaining assets and liabilities principally at book or market value, in view of their limited importance in the overall valuation.

             In the valuation of Telecom Italia and Olivetti account was also taken of the tax assets generated by value adjustments to the controlling interests held respectively by Telecom Italia in Seat Pagine Gialle and by Olivetti in Telecom Italia for the part that the Companies Participating in the Merger will effectively be able to use - independently of the completion of the Operation - on the basis of the taxable income they are forecast to make on their own.

             From the sum of the values of the assets and the tax asset, calculated as described above, was subtracted the value of the net financial position at 31 December 2002, adjusted (i) for Telecom Italia, for the effect of the dividend to be distributed from reserves (June 2003) and (ii) for Olivetti, for the pro forma effect of the conversion of the 1.5 % 2001-2010 convertible bonds, consistently with the fully-diluted method, which assumes the conversion into ordinary shares.

        F. With reference to the Sum-of-Parts method, with the assistance of the Advisors the Board of Directors of Telecom Italia has identified the following values per ordinary share:


                                   SUM-OF-PARTS METHOD
                                   -------------------
                                                Telecom
                                                Italia    Olivetti   Ratio
                                                -------   --------   -----
             Value per ordinary share (in         8.8       1.27      6.9
             euros)


             The results obtained applying the Sum-of-Parts method confirm the relative values found with the stock-market price method.

2.2.4   Savings shares

        For savings shares, inasmuch as shares of this class issued by Olivetti do not exist today, it was assumed, inter alia considering the preferential rights that Olivetti saving shares will have, that their prices reflected a discount similar to that applied by the market to Telecom Italia savings shares, and it was therefore considered appropriate to adopt the same Exchange Ratio as for ordinary shares.

        It is a generally accepted principle, in fact, that other procedures for dividing the value of the capital between ordinary shares and savings shares would introduce discretionary elements into the valuation unsupported by any objective evidence.

        Moreover, it appears unlikely that the discount of the savings shares of the Company Resulting from the Merger with respect to the ordinary shares will be significantly different from that of the Telecom Italia savings shares before the Operation. This view is based on consideration of effects of opposite sign: on the one hand, the increase in the overall dividend premium in absolute terms would suggest a reduction in the discount; on the other hand, the possibly greater rise in the price of the ordinary shares as a result of the Company Resulting from the Merger not being controlled anymore by another entity would suggest an increase.

2.2.5   Main problems

        In performing the valuations to determine the Exchange Ratio, the Board of Directors of Telecom Italia encountered the following main problems:

        (i) Possible further asset sales during 2003: at present it is not possible to foretell precisely the outcome of the planned disposal of the new company that will be created as a result of the spin-off of Seat Pagine Gialle. At all events, in view of the limited importance of the equity interest in Seat Pagine Gialle in the overall value of Telecom Italia, the disposal is not expected to require changes in the Exchange Ratio;

        (ii) taxation: the valuation was made on the basis of current tax law and therefore did not take into account the tax reform now being prepared, whose effects are difficult to quantify today;

        (iii) valuation of savings shares: no Olivetti savings shares exist today. To avoid introducing discretionary elements into the analysis unsupported by objective evidence, in the absence of historical data to which to refer for Olivetti, reference consideration was given only to the price differential between Telecom ordinary and savings shares.

        The Board of Directors has also carefully considered, with the help of the Advisors, the arguments put forward by some institutional investors regarding the application of the NAV method to Olivetti, as a holding company whose most important asset is the holding in Telecom Italia. Although recognizing the complexity of the question, the Board of Directors has come to the conclusion that, given the purpose of the valuation and the need to adopt uniform criteria for both the Companies Participating in the Merger, it is correct to value Olivetti using the same methods as those adopted to determine the value of Telecom Italia (Stock-Market Prices and Sum of Parts).

3.      Conclusions
        -----------

3.1     Determination of the Exchange Ratio
        -----------------------------------

3.1.1 In the light of the valuations made with the aid of their respective Advisors, the Boards of Directors of Telecom Italia and Olivetti have defined and agreed the relative values of the Companies Participating in the Merger for the purpose of determining the Exchange Ratio.

3.1.2 The exchange ratios derived by applying the methods used by the Board of Directors of Telecom Italia are summarized below:


        METHOD                                            EXCHANGE RATIO
        ------                                            --------------
        Stock-market price method
        - 7 March 2003                                         6.7
        Weighted averages:
        - 1 Month                                              7.0
        - 3 Months                                             6.9
        - 6 Months                                             7.1
        - 12 Months                                            6.9
        Sum-of-Parts method                                    6.9


3.1.3 These conclusions were compared with those reached by the Board of Directors of Olivetti with the assistance of its financial advisor, JPMorgan. At the end of the comparison, the Exchange Ratio indicated below was established.

3.2     Exchange Ratio
        --------------

3.2.1 On the basis of the valuations of the Companies Participating in the Merger described above, the following so-called "natural" Exchange Ratio was established, corresponding to the exchange ratio that would have been applied without redistribution but through the issue of new shares for the purpose of the exchange:

        - 7 Olivetti shares (ordinary and savings respectively) with a par value of Euro 1 each for every Telecom Italia ordinary share or savings share with a par value of Euro 0.55 each.

3.2.2   No cash consideration is envisaged.

4. Procedure for assigning the shares of the Company Resulting from the Merger and the entitlement date of the shares
        -----------------------------------------------------------

4.1     Procedure for carrying out the share exchange
        ---------------------------------------------

4.1.1 In view of the interest in maintaining a flexible capital structure of a size suitable for corporate activities and with a view to limiting the effects of the Operation on the future remuneration of the shares, it was considered advisable to leave the nominal capital of Olivetti basically unchanged at the conclusion of the Operation inasmuch as the absolute increase in the nominal capital by means of the issue of as many new shares as would be needed to satisfy the Exchange Ratio of all the Telecom Italia shares to be exchanged would have led, under the accounting rules in force, on the one hand, to an increase in the shareholders' equity consisting of capital with a consequent significant (exchange) merger deficit subject to amortization, obviously to the detriment of the remuneration of shares in future years, and, on the other, to a capital structure characterized by the nearly total prevalance of items not available for distribution.

4.1.2 Considering the adequacy of Olivetti's share capital (in relation also to the overall size of the debt when this is measured against the cash generating capacity of the Company Resulting from the Merger, both in absolute terms and relative to the main European competitors), it is proposed that the share exchange be carried out primarily by redistributing Olivetti's capital, with recourse to the issue of new shares only insofar as this proves necessary to maintain the share capital at the level currently subscribed.

4.1.3 The redistribution technique, which has also been used on previous occasions in important mergers involving listed companies, consists in dividing the share capital of the absorbing company and hence the shares composing it (in an equal, larger or smaller number than that existing, depending on whether the intention is to hold the par value of each share unchanged, decrease it or increase it) among the shareholders of the absorbing company and those of the absorbed company, according to what was referred to above as the "natural" Exchange Ratio between the shares.

        Obviously, the redistribution takes the share capital of the absorbing company at the time the merger is implemented as the baseline. In the case in question, the share capital of Olivetti at the time the Merger is implemented may vary from the current figure of Euro 8,845,537,520:
        (i) increasing as a consequence of the conversion of the "Olivetti 1,5%

        2001-2004 convertibile con premio a1 rimborso" and "Olivetti 15% 2001-2010 convertibile con premio a1 rimborso" convertible bonds, the exercise of the "Warrant azioni ordinarie Olivetti ex Tecnost 1999-2004" Olivetti warrants and the exercise of all the Olivetti stock options ("Conversions") and (ii) decreasing as a consequence of Withdrawals. The Absorbing Company's capital "to be "redistributed" will therefore be the algebraic sum of the subscribed capital at the time the Merger Plan is approved and the subsequent variations up to the implementation of the Merger.

4.1.4 Given the extreme cases of the total exercise of Conversions and no Withdrawals on the one hand and no Conversions and the exercise of the right to withdraw by all the Olivetti minority shareholders except Olimpia on the other, at the time the Merger is implemented, Olivetti's share capital can vary between a maximum of Euro 11,926,697,278 and a minimum of Euro 2,738,756,641.

        Since it is assumed that the post-Merger share capital must not be less than the current figure of Euro 8,845,537,520, in the event that the decreasing effect of Withdrawals outweighs the increasing effect of Conversions so that the share capital at the time the Merger is implemented is less than such amount, the redistribution of the share capital will be accompanied by a simultaneous capital increase for the purpose of the Merger to bring the share capital up to the above-mentioned minimum figure, apart from roundings serving to eliminate any resulting fractions of shares.

4.1.5 In the light of the method and principles described above, the share capital will be fixed and the share exchange carried out according to the following rules:

        A) Olivetti will fix the nominal value of its shares - in the amount resulting after Conversions on the one hand and Withdrawals on the other - at Euro 0.55 (equal to the par value of Telecom Italia shares), in place of the current par value of Euro 1. Consequently, Olivetti's share capital will be divided into a larger number of shares. Such shares will be divided into ordinary shares and savings shares.

        B)   The new ordinary and savings shares with a par value of Euro
             0.55 each making up the share capital at the time of the Merger of Olivetti will be redistributed, respectively, to the holders of Olivetti and Telecom Italia ordinary shares and the holders of Telecom Italia savings shares according to assignment ratios reflecting, with reference to the actual number of shares to be redistributed, the "natural" Exchange Ratio specified above of 7 Olivetti ordinary or savings shares for every Telecom Italia ordinary or savings share. It should be noted in this respect that the Telecom Italia shares to be exchanged in the context of the redistribution with shares of the Company Resulting from the Merger with a new par value of Euro 0.55 each will naturally be the Telecom Italian shares held by persons other than Olivetti and Telecom Italia. The number of shares of the Company to be Absorbed held by minority shareholders and actually to be exchanged will therefore vary, depending on the outcome of the Offer that Olivetti may make after the shareholders' meeting called to approve the Merger and before the latter's completion.

             More precisely, where:

               No. OLI Euro 1 shares denotes the number of Euro 1 Olivetti shares resulting after Conversions and Withdrawals;

               No. OLI Euro 0.55 shares denotes the number of new shares of the Company Resulting from the Merger with a par value of Euro 0.55 each actually to be redistributed following the operation referred to at point A;

               No. T.I. shares denotes the number of Telecom Italia shares held by minority shareholders that must be exchanged;

             (1) the holders of Olivetti ordinary shares will be assigned, for every share held, a number of ordinary shares of the Company Resulting from the Merger equal to:

                               No. OLI Euro 0.55 shares
                    ---------------------------------------------
                    No. OLI Euro 1 shares + (No. T.I. shares X 7)

             (2) the holders of Telecom Italia ordinary and savings shares will be assigned, for every ordinary or savings share held, a number of ordinary or savings shares of the Company Resulting from the Merger equal to:

    seven times the number of shares assigned to Olivetti shareholders for every share held by the latter

        C) Assuming the extreme case in which all the Conversions were carried out, all the shares reserved for the Telecom Italia stock-option plans were issued, no Withdrawals occurred and none of the holders of Telecom Italia ordinary and savings shares accepted the Offer, the redistribution would involve 21,684,904,142 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each and the Telecom Italia shares to be exchanged would total 4,459,575,170 (taking account of Olivetti's holding in the capital of Telecom Italia and of the latter's holding of own shares at the date of this Report). In such case, applying the formula above would give the following assignment ratios:

             (i) 0.502620 new ordinary shares of the Company Resulting from the Merger with a par value of Euro 0.55 each for every Olivetti ordinary share with a par value of Euro l held at the date at which the Merger becomes effective and for which the right of withdrawal has not been exercised;

             (ii) 3.518341 new ordinary or savings shares of the Company Resulting from the Merger for every Telecom Italia ordinary or savings share, respectively, held at the date at which the Merger becomes effective by minority shareholders other than Olivetti and Telecom Italia itself.

        D) In the light of the above, since the variables represented by Conversions, the exercise of Telecom Italia stock options, Withdrawals and acceptances of the Offer can only be quantified exactly at the time the Merger is implemented, it is evident that the assignment ratio for the purpose of redistribution can be established precisely only at the time the Merger becomes effective.

        E) At all events, at the end of the Operation the ratio between the shares assigned to Olivetti shareholders and those assigned Telecom Italia shareholders will exactly reflect the "natural" Exchange Ratio (1/7) determined above.

        F) As already indicated, if at the time the Merger is implemented the Absorbing Company's share capital is less than the current figure of Euro 8,845,537,520 because the decreasing effect of Withdrawals outweighs the increasing effect of Conversions, the redistribution of the share capital just described will be accompanied by the simultaneous issue of up to a maximum of 11,103,237,962 new ordinary and saving shares of the Company Resulting from the Merger with a par value of Euro 0.55 each for the purpose of the share exchange, against the transfer to capital of the portion of Telecom Italia's shareholders' equity belonging to minority interests. These additional shares will be assigned to all the shareholders of both the Absorbing Company and the Company to be Absorbed in proportion to their respective shareholdings obtained by applying the assignment ratios indicated at Point B).

        G) Thus, even in the event of such an occurrence, at the end of the Operation the ratio between the shares assigned to Olivetti shareholders and those assigned to Telecom Italia shareholders will exactly reflect the "natural" Exchange Ratio (1/7) determined above.

             The foregoing is without prejudice to roundings made necessary by the exchange transactions. Olivetti International has announced that it stands ready to renounce such number of shares or fractions of shares as will be necessary to close out the operation.

        H) As part of the procedure for assigning the shares of the Company Resulting from the Merger, a service will be provided to the minority shareholders of both Olivetti and Telecom Italia, through authorized intermediaries, to round the number of newly-issued shares owned down or up to nearest whole number, at market prices and at no cost in terms of expenses, stamp duty or commissions. In the event that the Olivetti shares held do not entitle the holder to receive, in accordance with the assignment mechanism, even one newly-issued Olivetti share at the end of the Operation, maintenance of the position of shareholder in the Absorbing Company will be ensured by Olivetti International S.A. making available to such persons, free of charge, one share of the Company Resulting from the Merger.

        I) The newly-issued shares to be utilized for the share exchange will be assigned to those entitled by the respective authorized intermediaries participating in Monte Titoli S.p.A. at the date the Operation becomes effective. It will be possible to exchange Olivetti and Telecom shares which have not been dematerialized only by delivering them to an authorized intermediary for dematerialized book-entry in the central securities system.

        J) Special notices, published in at least three newspapers with a national circulation (of which one must be a financial newspaper), will promptly announce the amount of the capital of the Company Resulting from the Merger at the time of the Merger as a result of the quantification of the variables involved in the Operation (Conversions, the exercise of Telecom Italia stock options, Withdrawals, acceptances of the Offer), the exact assignment ratio in the overall and final measure resulting from the outcome of the supplementary assignment described at Point F, if any, and the detailed instructions on how to carry out the share exchange and to trade or obtain fractional rights as provided for at Point H).

4.2     Date on which the Merger becomes effective
        ------------------------------------------

4.2.1 Pursuant to Articles 2504-bis, last paragraph, and 2501-bis, first paragraph, point 5, of the Civil Code, the newly-issued shares of the Company Resulting from the Merger will have regular dividend rights.

4.2.2 Pursuant to Article 2504-bis, second paragraph, of the Civil Code, the effects of the Merger, except for those referred to in
        Article 2501-bis, points 5 and 6, of the Civil Code, will become effective starting on the date of the last filing of the merger instrument, or from such later date as may be specified in that instrument.

        Consequently, on that date the Absorbing Company will assume all the assets, rights and obligations of the Company to be Absorbed, including, but not limited to, all the tangible and intangible assets, expropriation procedures, licences, authorizations, concessions, public service franchises, plant, machinery, equipment, motor vehicles and in general movable goods entered in public registers, patents, intellectual property, securities, current account assets and liabilities, loans, bond issues, equity investments, insurance policies, labour contracts and every other contractual instrument.

5. Date on which transactions are to be recorded in the Absorbing Company's accounts
        --------------------------------------------------------------

5.1.1 In accordance with the combined effects of Articles 2504-bis, last paragraph, and 2501-bis, point 6, of the Civil Code and Article 123(7) of Presidential Decree 917/1986, and in conformity with Point 6 of the Merger Plan, the transactions of the Absorbed Company will be recorded in the accounts of the Absorbing Company starting from 1 January of the year in which the Operation becomes effective and thus, according to the planned timetable, from 1 January 2003, for income tax purposes as well.

6.      Tax effects of the Operation on the Absorbing Company's
        accounts
        -------------------------------------------------------

6.1     Direct taxes: regime of the Companies Participating in the Merger
        -----------------------------------------------------------------

6.1.1 For income tax purposes, pursuant to Article 123 of the Income Tax Code approved with Presidential Decree 917/1986 and to Article 27(1) of Law 724/1994, mergers are neutral and therefore do not constitute a realization or distribution of capital gains or losses in respect of the assets of the merged companies, including inventories and goodwill. In particular, with regard to the position of the Absorbing Company, it is to be noted that in principle merger differences are not included in income and are totally immaterial for tax purposes.

        However, pursuant to Article 6(1) of Legislative Decree 358/1997 it is possible that the larger values stated in the accounts of the Absorbing Company as a consequence of the recording of cancellation or share exchange deficits may be recognized for tax purposes upon application thereto of the tax in lieu of income tax at the rate of 19%. Furthermore, pursuant to Article 6(2) of the same decree, such larger values stated in the accounts as a consequence of the recording of the cancellation deficit are considered to be recognized for tax purposes without any tax liability (that is, without application of the above-mentioned tax in lieu of income tax) if and to the extent that the equity interests cancelled have resulted in the previous holders paying tax on the capital gains, net of the related capital losses and writedown.

6.1.2 Pursuant to Article 123(4) of Presidential Decree 917/1986, Olivetti will reconstitute:

        . the reserves with tax deferred in the latest financial statements of Telecom Italia;

        . the reserves subject to tax if they are distributed (Article 123(4), second sentence) up to the amount of any share exchange surplus.

6.1.3 From the date on which the Merger becomes effective, Olivetti will succeed to Telecom Italia's obligations and rights relating to income tax. Since the Operation is to be retroactive to 1 January of the year in which the Operation becomes effective for accounting and tax purposes, there is no separate tax period between the closing date of the last fiscal year of the Company to be Absorbed and the date on which the Merger becomes effective.

6.2.    Tax regime for the shareholders
        -------------------------------

6.2.1 For the shareholders, the exchange of the shares held in the Company to be Absorbed does not constitute a sale of such securities since it simply involves replacing the securities of the Company to be Absorbed (which will be cancelled as a result of the Merger) with securities of the Absorbing Company. Consequently, the cost of the equity investment in the Company to be Absorbed will be transferred to the shares issued by the received Absorbing Company received in exchange.

6.3.    Indirect tax regime
        -------------------

6.3.1 For the purposes of indirect taxes, the Merger is a transaction excluded from the scope of V.A.T. pursuant to Article 2(3)(f) of Presidential Decree 633/1972, whereby transfers of assets in connection with corporate mergers are not considered sales material for V.A.T. purposes. Consequently, the merger instrument is subject to a registration fee of Euro 129.11 pursuant to Article 4(b) of the first part of the fee schedule annexed to Presidential Decree 131/1986.

7. Forecasts of the composition of the shareholders of the Company Resulting from the Merger
        ---------------------------------------------------------------

7.1     Telecom Italia shareholders
        ---------------------------

7.1.1 According to the company share register, supplemented by communications received and available information, at the date of this Report the following shareholders hold an interest of more than 2% in the capital represented by ordinary shares of the Company to be
        Absorbed:

                                       NUMBER OF ORDINARY    % OF ORDINARY
                                          SHARES HELD        SHARE CAPITAL

             Olivetti S.p.A.             2,891,656,682          54.94%

7.2     Olivetti shareholders
        ---------------------

7.2.1 According to the company share register, supplemented by communications received and available information, the following shareholders hold an interest of than 2% of the capital represented by ordinary shares of the Absorbing Company:

                                   NUMBER OF ORDINARY       % OF ORDINARY
                                      SHARES HELD           SHARE CAPITAL
                                   ------------------       -------------
Olimpia S.p.A.                       2,524,127,813              28.54%
Caisse des Depots et                   389,200,000               4.40%
Consimations
Assicurazioni Generali S.p.A.          334,842,996               3.79%
Olivetti International S.A.            211,931,328               2.40%
Mediobanca S.p.A.                      210,723,954               2.38%

* Investment held via CDC Ixis Capital Market.

** Investment held through subsidiaries.

*** Subsidiary of Olivetti S.p.A. Under Article 23594-bi5 of the Civil Code, the voting rights of the shares held by Olivetti International S.A. may not be exercised.


7.3     Effects of the Merger on the composition of shareholders
        --------------------------------------------------------

7.3.1   As already mentioned the shareholder structure of the Company
        Resulting from the Merger depends on the number of Conversions and Withdrawals and consequently on the sum devoted to the Offer and the number of acceptances thereof. The following table shows the foreseeable composition of shareholders with holdings of more than 2% in the Company Resulting from the Merger on the assumption: (i) that there are no Conversions (apart from those deriving from applications received by 31 March 2003, which are not yet reflected in Olivetti's share capital filed with the Company Register but are considered in this analysis) and that no Telecom Italia stock options have been exercised; (ii) that 25% of the shareholders other than Olimpia S.p.A. withdraw at a price taken to be equal to Euro 1 (which is in line with the average of the official prices recorded from 26 November 2002 up to today), giving a total outlay of about Euro 1,527 million; and (iii) that the Offer is made at prices between the minimum and maximum prices for the Telecom Italia ordinary and savings shares (i.e. Euro 7.7 per ordinary share and Euro 5.175 per savings share), giving a total outlay of Euro 7,473 million, so that the Offer covers about 14.6% of the ordinary and savings shares in the event of full acceptance.

                                   NUMBER OF ORDINARY       % OF ORDINARY
                                      SHARES HELD           SHARE CAPITAL
                                   ------------------       -------------
Olimpia S.p.A.                       1,336,092,044              13.65%
Caisse des Depots et                   296,014,537               2.10%
Consimations

* Investment held via CDC Ixis Capital Market.

        It is foreseeable that no single shareholder will have control of the Company Resulting from the Merger, which, as mentioned earlier, will be fully contestable.

8. Effects of the merger on shareholders agreements (Article 122 of Legislative Decree 58/1998) regarding the shares of the
        Companies Participating in the Merger
        ----------------------------------------------------------------

        The participants in the shareholders agreements falling within the scope of Article 122 of Legislative Decree 58/1998 for the Companies Participating in the Merger have not sent any notifications concerning possible effects of the Merger on such agreements.

9.      Changes to bylaws
        -----------------

9.1     Olivetti's bylaws and changes deriving from the Merger
        ------------------------------------------------------

9.1.1 For the purpose of the Merger, Olivetti will amend its bylaws, basically adopting the current bylaws of Telecom Italia. In particular:

        (i) Olivetti will change its name to "Telecom Italia S.p.A." and adopt Telecom Italia's current corporate purpose in its entirety;

        (ii) the article of the bylaws concerning the share capital will incorporate the changes concerning the number, par value and class of the shares into which the share capital of the Company Resulting from the Merger will be divided as a result of the Merger on the basis of the assignment procedure described in
               Section 4. In particular, account is taken of the change in the par value of the shares from Euro 1 to Euro 0.55 and the amount of the capital increases already approved by Olivetti for the purpose of the convertible bond issues, stock-option plans and warrants consequently adjusted, with account also taken of the Exchange Ratio and assignment procedure described in Section 4. Lastly, the amendments are included that are necessary to ensure the assumption by the Company Resulting from the Merger of the commitments under the stock-option plans of the Company to be Absorbed, for the part still applicable. Section 9.12 illustrates the provisions that will be included in the article of the bylaws concerning the share capital with reference to the capital increases for the stock-option plans of the Company to be Absorbed;

        (iii) a specific article will concern the savings shares that will be assigned to the holders of Telecom Italia savings shares on the basis of the exchange ratio and assignment procedure described earlier. In accordance with Article 145 of the Consolidated Law, this article will specify the substance of the preferential rights attaching to the savings shares issued for the purpose of the exchange, the related conditions, limits and procedures for the exercise thereof and describe the legal treatment of this class of shares in the event of the delisting of the ordinary or savings shares of the Company Resulting from the Merger. The preferential rights of the savings shares to be issued in exchange will be the same as those of the Telecom Italia savings shares, including the possibility of satisfying the rights attaching to them by distributing reserves, whose introduction in the Telecom Italia bylaws will be proposed at the shareholders' meeting called to consider the Merger Plan.

9.1.2 As regards the clauses of Telecom Italia's bylaws that give the Minister for the Economy and Finance some special powers, to be exercised in agreement with the Minister for Productive Activities, in application of Article 2 of Law 474/1994, it should be noted that such powers include the right to veto the adoption of merger resolutions and amendments to the bylaws that would suppress or alter such powers, which were introduced into Telecom Italia's bylaws under a Prime Ministerial Decree of 21 March 1997 in the light of the sector of the company's operations (telecommunications) and with a view to its privatization.

        At the end of the meeting of its Board of Directors on 11 March 2003, Telecom Italia requested the Minister for the Economy and Finance to indicate whether he intended to exercise the powers in question.

        The Minister for the Economy and Finance subsequently informed Telecom Italia that he did not consider the conditions existed for the exercise of the power of veto with respect to the adoption by Telecom Italia's shareholders' meeting of the merger resolution. By contrast, as regards the question of the presence in the bylaws of the clauses giving the special powers, the Minister for the Economy and Finance indicated that he considered it necessary to maintain the power of expressing a favourable opinion on the acquisition of major shareholdings in the company's capital and the power of veto as set out in the current bylaws of Telecom Italia.

        The Minister for the Economy and Finance also stated that he had reached agreement with the Minister for Productive Activities on the indications regarding these questions.

        With this premise, and pending the formalization of the measure best suited to the foregoing indications and any opinion the competent Community authorities might express on the matter, the Minister for the

        Economy and Finance requested that the bylaws to be submitted to the shareholders' meetings of the Companies Participating in the Merger conform with the indications set out above.

9.1.3 The shareholders' meeting of the Absorbing Company called to approve the Merger Plan will be required, in relation to what was just said, not only to update the resolutions adopted to increase the capital for the exercise of the rights attaching to the "Warrant azioni ordinarie Olivetti ex Tecnost 1999-2004" warrants and the "Olivetti 1,5% 2001-2004 convertibile con premio a1 rimborso" and "Olivetti 1,5% 2001-2010 convertibile con premio a1 rimborso" convertible bonds and for the exercise of the Olivetti stock options, but also to approve increases in capital for the stock options issued by Telecom Italia that have not yet been exercised.

        To this end, the Company Resulting from the Merger will approve corresponding increases in capital permitting the issue in relation to such stock options of a number of shares updated in accordance with the Exchange Ratio and the assignment ratio provided for in the Merger Plan, while the exercise price of the option with respect to the total number of shares updated as indicated above will remain unchanged. In other words, the owner of Telecom Italia stock options will maintain the right to subscribe, at the price already fixed, not for the original number of Telecom Italia shares but the larger number established on the basis of the assignment ratio as defined in Section 4.

        In this case as well it will only be possible to calculate the exact numbers of shares that can be subscribed when the final assignment ratio is established at the time of the merger.

        More precisely, with reference to Telecom Italia's stock options, the Absorbing Company will approve an increase in capital divided into the following tranches, all of which will be variable up to a maximum amount:

        1. a tranche for the exercise of the 8,471,500 options already assigned by the Company to be Absorbed under the "Piano di Stock Option 1999" stock-option plan, to be implemented not later than 31 January 2005 by the issue of ordinary shares with a par value of Euro 0.55 each, which will be reserved for the holders of the above-mentioned options on the basis of the assignment ratio envisaged for the shareholders of the Company to be Absorbed in the Merger, at a price of Euro 6.79 for each option held;

        2. a tranche for the exercise of the 20,600,000 options already assigned by the Company to be Absorbed under the "Piano di

             Stock Option 2000" stock-option plan, to be implemented not later than 30 July 2008 by the issue of ordinary shares with a par value of Euro 0.55 each, which will be reserved for the holders of the above-mentioned options on the basis of the assignment ratio envisaged for the shareholders of the Company to be Absorbed in the Merger, at a price of Euro 13.815 for each option held;

        3. a tranche for the exercise of the 32,452,500 options already assigned by the Company to be Absorbed under the "Piano di Stock Option 2001" stock-option plan, to be implemented not later than 30 April 2008 by the issue of ordinary shares with a par value of Euro 0.55 each, which will be reserved for the holders of the above-mentioned options on the basis of the assignment ratio envisaged for the shareholders of the Company to be Absorbed in the Merger, at a price of Euro 10.488 for each option held;

        4. a tranche for the exercise of the 11,800,000 options already assigned by the Company to be Absorbed under the "Piano di Stock Option Top 2002" stock-option plan, to be implemented not later than 28 February 2010 by the issue of ordinary shares with a par value of Euro 0.55 each, which will be reserved for the holders of the above-mentioned options on the basis of the assignment ratio envisaged for the shareholders of the Company to be Absorbed in the Merger, at a price of Euro 9.203 for each option held;

        5. a tranche for the exercise of the 27,689,000 options already assigned by the Company to be Absorbed in three distinct lots under the "Piano di Stock Option 2002" stock-option plan, to be implemented not later for the three lots than 31 March 2008, 31 March 2009 and 31 March 2010 respectively by the issue of ordinary shares with a par value of Euro 0.55 each, which will be reserved for the holders of the above-mentioned options on the basis of the assignment ratio envisaged for the shareholders of the Company to be Absorbed in the Merger, at a price for the three lots of Euro 9.665, Euro 7.952 and Euro 7.721 respectively for each option held.

9.1.4 As mentioned earlier, the amendment of the Absorbing Company's corporate purpose is necessary in order to allow the Company Resulting from the Merger to continue all the activities currently performed by Telecom Italia, and particularly those performed on the basis of specific administrative measures.

        In another respect, it is necessary to clarify that at the completion of the Merger the Company resulting from the Merger will be able to engage in other activities, such as "[. . .] publishing [and] advertising [. . .]", which are not envisaged by Olivetti's current corporate purpose.

        Again with a view to not prejudicing the succession by the Company Resulting from the Merger to the activities of Telecom Italia, and especially to those performed on the basis of specific administrative measures, it was considered advisable to include in the corporate purpose the provision that "the acquisition [. . .] of equity interests in other companies or enterprises engaged in activities falling within the scope of the corporate purpose or related, complementary or similar thereto I...]" may be performed "provided it is not the Company's principal activity". Consequently, Olivetti will cease to be a holding company and will become a company operating principally in the sector of telecommunications services.

10. Evaluation of recourse to the right of withdrawal (Article 131 of Consolidated Law and Article 2437 of the Civil Code) for
        Telecom Italia shareholders
        -----------------------------------------------------------------

10.1    Evaluation on the basis of Article 131 of the Consolidated Law
        --------------------------------------------------------------

10.1.1  The Absorbing Company is listed, inter alia, on Borsa Italiana's
        MTA electronic share market and will remain so at the completion of the Merger. Moreover, provision has been made for the Operation to be subject to the listing of the savings shares to be offered in exchange to holders of Telecom Italia savings shares at the date the Merger becomes effective.

        Thus, there are no legal grounds for the exercise of the right of withdrawal provided for by Article 131 of the Consolidated Law.

10.2    Evaluation on the basis of Article 2437 of the Civil Code
        ---------------------------------------------------------

10.2.1 As explained earlier, as a result of the Merger Olivetti will change its corporate purpose by adopting the current corporate purpose of Telecom Italia.

10.2.2 Consequently, Telecom Italia shareholders will not be entitled to exercise the right of withdrawal provided for by Article 2437 of the Civil Code. By contrast, this right can be exercised by the Olivetti shareholders who are absent or contrary to the approval of the Merger Plan. More precisely, Olivetti shareholders who vote against the plan in the shareholders' meeting will be able to exercise the right of withdrawal within 3 days of the date of the meeting, while those absent will be able to exercise it within 15 days of the date the resolution is filed with the Company Register. Withdrawal will be exercisable only by those who are Olivetti shareholders at the date on which the Olivetti shareholders' meeting approves the Merger Plan.

                                   * * * * *

Milan, 15 April 2003

TELECOM ITALIA S.p.A.

For the Board of Directors

                                          PROPOSAL TO THE SHAREHOLDERS' MEETING

The meeting of ordinary shareholders of Telecom Italia S.p.A.,

..    having seen the plan for the merger of Telecom Italia S.p.A. into
     Olivetti S.p.A., entered respectively in the Turin Company Register and the Milan Company Register on April 18 and 22,2003 (the Merger Plan);

..    having examined the Directors' report on the merger operation (the
     Merger);

..    having taken note of the balance sheets of the companies participating in the Merger, as shown in their draft financial statements for the year ended 31 December 2002;

..    having taken note of the reports on the congruousness of the merger exchange ratio prepared by the auditing firms Deloitte & Touche Italia S.p.A. for Olivetti and Reconta Ernst & Young S.p.A. for Telecom Italia;

..    having taken note of the timely filing of the documentation required under the applicable law;

                                   resolves

1. to approve the Merger Plan and consequently to proceed - with the accounting and tax effects starting on 1 January of the year in which the Merger becomes effective in respect of third parties, as provided for in the Merger Plan - with the merger of Telecom Italia S.p.A. into Olivetti S.p.A. (the Absorbing Company) on the basis of the following exchange ratio:

     . Olivetti ordinary shares with a par value of Euro 1 (one) for every Telecom Italia ordinary share with a par value of Euro 0.55 each;

     . Olivetti savings shares with a par value of Euro 1 (one) for every Telecom Italia savings share with a par value of Euro 0.55 each;

     with the effectiveness of the whole operation subject (i) to the adoption by the shareholders' meeting of Olivetti of a like resolution and (ii) to the admission to listing on the MTA electronic share market operated by Borsa Italiana S.p.A. of the savings shares to be issued by the Absorbing Company, taking note that the Olivetti shares with a par value of Euro 1 each (net of those for which the right of withdrawal has been exercised) will be withdrawn and that new ordinary and savings shares will be issued with a par value of Euro 0.55 each and regular dividend entitlement, in the number resulting from their assignment to Olivetti shareholders and Telecom Italia shareholders other than Olivetti in accordance with the following criteria:

     A. satisfaction of the exchange ratio between the economic values underlying the Olivetti and Telecom Italia shares by redistributing Olivetti's capital at the time of the implementation of the Merger, net of the Olivetti shares with a par value of Euro 1 (one) for which the right of withdrawal has been exercised, subsequent to the change in the par value of the shares of the Absorbing Company from Euro 1 to Euro 0.55, and thus by applying the following assignment ratios:

          . for every Olivetti share (with a par value of Euro 1) withdrawn and cancelled, assignment of "x" newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55 each);

          . for every Telecom Italia ordinary share (with a par value of Euro 0.55) withdrawn and cancelled, assignment of "7x" newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55 each);

          . for every Telecom Italia savings share (with a par value of Euro 0.55) withdrawn and cancelled, assignment of "7x" newly-issued savings shares of the Absorbing Company (with a par value of Euro
              0.55 each);

           where the number "x" is the ratio between

           o the total number of shares of the Absorbing Company with a par value of Euro 0.55 each to be redistributed and

           o the sum of (i) the total number of Olivetti shares with a par value of Euro 1 outstanding (for which the right of withdrawal has not been exercised) at the time of the implementation of the Merger and (ii) 7 times the total number of Telecom Italia shares to be exchanged at the time of the implementation of the Merger;

     B. assignment, if necessary, to all the holders of the Absorbing Company's ordinary and savings shares, in proportion to their respective holdings following the redistribution and therefore on the basis of the above-mentioned exchange ratio, of up to a maximum of 11,103,237,961 new shares, of the same class as the shares already assigned under the redistribution, with a par value of Euro 0.55 each (and thus up to a total maximum amount of Euro 6,106,780,879.10) until the share capital of the Absorbing Company reaches a total of Euro 8,845,537,520.05.

     A service will be provided to shareholders to handle any fractions of shares, without prejudice to any rounding deriving from the aforesaid assignment operations;

2. to grant severally to the Chairman, the Deputy Chairman and each of the Managing Directors the powers needed:

     (a) to complete all the formalities required for the resolutions adopted to obtain all the necessary authorizations, with the right to approve and introduce into such resolutions, the Merger Plan and the Bylaws of the Absorbing Company annexed thereto any amendments, additions or deletions that may be requested or suggested by administrative authorities and/ or following the exercise of the special powers referred to in Article 5 of the bylaws of Telecom Italia S.p.A. or on the occasion of filings with the Company Register;

     (b) to draw up and sign, inter alia by having ad hoc recourse to attorneys or agents, in conformity with the resolution of point 1, the public merger instrument, defining every agreement, condition, clause, time limit and procedure thereof in conformity with and in implementation of the Merger Plan;

     (c) to do - inter alia by having ad hoc recourse to attorneys or agents - whatever else may be necessary for and conducive to the complete implementation of the foregoing resolutions, authorizing entries, transcriptions, annotations, amendments and corrections in public registers and every other competent seat.

                                  Annex III.
         Merger plan referred to in Article 2501-bis of the Civil Code with attached a copy of the bylaws of the
                       Company Resulting from the Merger

                              PLAN FOR THE MERGER
                           OF TELECOM ITALIA S.P.A.
                             INTO OLIVETTI S.P.A.
                  (under Article 2501-bis of the Civil Code)










                             Milan, April 15, 2003






  The following is an English translation of the official version in Italian language. In case of conflict, the Italian language version will prevail.

     Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility.

     The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

     The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

     The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange act of 1934.

     The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States

                                      ***

     The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

     It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.

     You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

                              PLAN FOR THE MERGER
                           OF TELECOM ITALIA S.P.A.
                             INTO OLIVETTI S.P.A.
                  (under Article 2501-bis of the Civil Code)

1.   Companies participating in the Merger

Absorbing Company

OLIVETTI S.P.A.

Olivetti S.p.A. ("Olivetti" or the "Absorbing Company"), with registered office at 77 Via Jervis, Ivrea, fully paid-up share capital of Euro 8,845,537,520 divided into 8,845,537,520 ordinary shares with a par value of Euro 1 each, tax code and registration number in the Turin Company Register: 00488410010.

Company to be Absorbed

TELECOM ITALIA S.P.A.

Telecom Italia S.p.A. ("Telecom Italia" or the "Company to be Absorbed"), with registered office at 2 Piazza degli Affari, Milan, and headquarters and secondary office at 41 Corso d'Italia, Rome, fully paid-up share capital of Euro 4,023,816,860.80 divided into 5,262,908,631 ordinary shares with a par value of Euro 0.55 each and 2,053,122,025 savings shares with a par value of Euro 0.55 each, tax code and registration number in the Milan Company Register:
00471850016.

2. Bylaws of the Absorbing Company and amendments thereto deriving from the Merger

As a consequence of the Merger, Olivetti will basically adopt the current bylaws of Telecom Italia.

In particular:

(i)   the Absorbing Company will change its name to "Telecom Italia S.p.A.";

(ii) the Absorbing Company will take over the corporate purpose of Telecom Italia in its entirety, so as to be able to continue to perform the activities that Telecom Italia is authorized to perform under administrative measures. The amendment to the corporate purpose will give the right of withdrawal to

      Olivetti shareholders who are absent or contrary to the Merger, pursuant to Article 2437 of the Civil Code;

(iii) the bylaws of the Absorbing Company will be amended to take account of the changes that will be made to the number and par value (which will be fixed at Euro 0.55) of the ordinary and savings shares at the end of the Merger and hence following the application of the share exchange ratio and assignment procedure described in Sections 3 and 4. As a further consequence of the Merger the bylaws will also be amended to take account of (a) the updating of the amount of the increases in capital already approved by Olivetti for the purposes of the "Piano triennale di Stock Option 2002-2004" stock-option plan, the "Piano triennale di Stock Option febbraio 2002-dicembre 2004" stock-option plan, the "Warrant Azioni Olivetti ex Tecnost 1999-2004" warrants, and the convertible bond issues "Prestito Olivetti 1,5% 2001-2004 convertibile con premio al rimborso" and "Prestito Olivetti 1,5% 2001-2010 convertibile con premio al rimborso", and (b) the increases in capital that the Olivetti shareholders' meeting will be called to approve for the purposes of the stock-option plans of the Company to be Absorbed (Piano 1999, Piano 2000, Piano 2001, Piano Top 2002 and Piano 2002), for the part still applicable;

(iv) the bylaws of the Absorbing Company will contain an article concerning the savings shares that will be assigned in exchange to the holders of Telecom Italia savings shares on the basis of the exchange ratio and assignment procedure described in Sections 3 and 4. In accordance with
      Article 145 of Legislative Decree 58/1998, this article will specify the substance of the preferential rights attaching to the savings shares issued for the purpose of the exchange, the related conditions, limits and procedures for the exercise thereof and describe the legal treatment of this class of shares in the event of the delisting of the ordinary or savings shares of the Absorbing Company. The preferential rights of the savings shares to be issued in exchange will be the same as those of the Telecom Italia savings shares, including the possibility of satisfying the rights attaching to them by distributing reserves, whose introduction in the Telecom Italia bylaws will be proposed at the shareholders' meeting called to consider the Merger Plan;

(v) the Minister for the Economy and Finance has notified Telecom Italia that he does not consider there are grounds for vetoing the adoption of the merger resolution by the Telecom Italia shareholders. With regard to the inclusion in the bylaws of the clauses providing for special powers, the Minister for the Economy and Finance has communicated that he considers it necessary to maintain the power of approval of the acquisition of major equity interests in the company and the veto powers, in the text currently contained in the Telecom Italia bylaws. The Minister for the Economy and Finance has also communicated that he has reached the agreement on these decisions with the Minister for Productive Activities. This premised, pending the formalization of the measure most appropriate to these decisions and the opinion, if any, that the competent European Union authorities may see fit to express on the matter, the Minister for the Economy and Finance has requested that the bylaws to be submitted to the shareholders meetings of the Companies Participating in the Merger contain the provisions specified above.

(vi) It is also pointed out the shareholders' meeting of the Absorbing Company called to approve the Merger Plan will also be requested to grant a delegation under Article 2443 of the Civil Code to increase the share capital following the Merger by means of the issue of up to a maximum of 88,445,000 ordinary shares with a par value of Euro 0.55 each (and thus for a maximum of Euro 48,644,750), to be offered for subscription to employees of the Absorbing Company or its subsidiaries, with the exclusion of the right of pre-emption under the combined effects of
      Article 2441, last paragraph, of the Civil Code and Articles 134(2) and 134(3) of Legislative Decree 58/1998.

(vii) Lastly, it is pointed out that the shareholders' meeting of the Absorbing Company called to approved the Merger Plan will first be requested to approve the replacement of Article 20 (Board of Auditors) and the amendment of Article 13 (Board of Directors) of Olivetti's bylaws.

The complete text of the Absorbing Company's bylaws incorporating all the amendments deriving from the Merger, including what is provided for at points
(v) and (vi), is annexed to this Merger Plan. The numbers contained in such bylaws will be specified in the merger instrument, on the basis of the principles and methods described in Sections 3 and 4.

3. Exchange ratio

The draft financial statements for the year ended 31 December 2002 of Olivetti and Telecom Italia were taken as showing their assets and liabilities in accordance with and for the purposes of Article 2501-ter of the Civil Code.

     The exchange ratio has been fixed as follows:

o 7 Olivetti ordinary shares with a par value of Euro 1 (one) each for every Telecom Italia ordinary share with a par value of Euro 0.55;

o 7 Olivetti savings shares with a par value of Euro 1 (one) each for every Telecom Italia savings share with a par value of Euro 0.55;

No cash consideration is envisaged.

4.    Procedure for assigning the shares of the Absorbing Company

The exchange ratio between the economic values underlying the shares will be satisfied principally by redistributing Olivetti's capital at the time of the Merger's implementation, net of the Olivetti shares with a par value of Euro 1
(one) for which the right of withdrawal referred to in Section 2(ii) has been exercised. This redistribution, subsequent to the change of the par value of the shares of the Absorbing Company from Euro 1 to Euro 0.55, will be made to the shareholders of Olivetti and the shareholders of Telecom Italia other than Olivetti at the time of the implementation of the Merger on the basis of the exchange ratio specified above and will thus give rise to the following assignment ratios:

o for every Olivetti share (with a par value of Euro 1) withdrawn and cancelled, "x" newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55) will be assigned;

o for every Telecom Italia ordinary share (with a par value of Euro 0.55) withdrawn and cancelled, "7x" newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55) will be assigned;

o for every Telecom Italia savings share (with a par value of Euro 0.55) withdrawn and cancelled, "7x" newly-issued savings shares of the Absorbing Company (with a par value of Euro 0.55) will be assigned;

where "x" is the ratio between

      / the total number of shares of the Absorbing Company with a par value of Euro 0.55 to be redistributed

      / the sum of (i) the total number of Olivetti shares with a par value of Euro 1 outstanding (for which the right of withdrawal has not been exercised) at the time of the Merger's implementation and (ii) 7 times the total number of Telecom Italia shares to be exchanged at the time of the Merger's implementation.

Moreover, if the capital to be redistributed is less than Euro 8,845,537,520, the redistribution will be accompanied by the assignment to all the holders of the Absorbing Company's ordinary and savings shares, in proportion to their respective holdings following the redistribution and therefore on the basis of the above-mentioned exchange ratio, of up to a maximum of 11,103,237,961 new ordinary or savings shares with a par value of Euro 0.55 each (and hence up to a total maximum of Euro 6,106,780,879.1) until the share capital of the Absorbing Company reaches a total of Euro 8,845,537,520 (more precisely: Euro 8,845,537,520.05, taking account of the change of the par value of the Absorbing Company's shares to Euro 0.55), without prejudice to any rounding deriving from the exchange operations.

A service will be provided to the shareholders of both Olivetti and Telecom Italia through authorized intermediaries to handle any fractions of shares, at market prices and at no cost in terms of expenses, stamp duty or commissions, which will permit the number of newly-issued shares due to be rounded down or up to the nearest whole number.

In the event that the Olivetti shares held do not entitle the holder to receive, in accordance with the assignment mechanism, even one newly-issued Olivetti share at the end of the Operation, maintenance of the position of shareholder can be ensured by the assignment free of charge to such persons of one share of the Absorbing Company made available by Olivetti International S.A.

The ordinary and savings shares assigned in exchange as specified above will be listed in the same way as the Olivetti ordinary shares currently outstanding.

Upon completion of the assignment procedure described above, the share capital of the Absorbing Company will be fixed in an amount between a minimum of Euro 8,845,537,520 (more precisely: Euro 8,845,537,520.05, taking account of the change of the par value of the Absorbing Company's shares to Euro 0.55) corresponding to Olivetti's paid-up share capital and certified as per Article 2444 of the Civil Code at the date of this Merger Plan, and a maximum of Euro 11,926,697,278 (more precisely: Euro 11,926,697,277.55, taking account of the change of the par value of the Absorbing Company's shares to Euro 0.55) corresponding to the Absorbing Company's share capital assuming that the conversion and subscription rights attaching respectively to the bonds and to the warrants and stock options issued by Olivetti are exercised in full, without prejudice to any rounding deriving from the exchange operations.

5. Date from which the ordinary and savings shares assigned in exchange will be entitled to a share of profits

The ordinary and savings shares issued by the Absorbing Company in exchange for the shares of the Company to be Absorbed that are cancelled as a result of the Merger will have regular dividend rights.

6. Date of effectiveness of the Merger. Recording of Telecom Italia transactions in the accounts of Olivetti. Start of the tax effects of the Merger

In accordance with Article 2504-bis of the Civil Code, the effects of the Merger shall start on the date of the last filing of the merger instrument, or from such later date as may be specified in that instrument.

The effectiveness of the Merger is subject to the admission to listing on the MTA electronic share market operated by Borsa Italiana S.p.A. of the savings shares assigned by the Absorbing Company for the purpose of the exchange.

With reference to point 6 of Article 2501-bis of the Civil Code, the transactions carried out by the Company to be Absorbed will be recorded in the accounts of the Absorbing Company from 1 January of the year in which the Merger will become effective in respect of third parties. The tax effects of the Merger will also start on that date.

7. Treatment reserved to particular categories of shareholders or holders of securities other than shares. Special advantages for directors

No special treatment is envisaged in connection with the Merger for any categories of shareholders or for holders of financial instruments other than the shares of the Absorbing Company or the shares of the Company to be Absorbed, although:

a) the number of shares obtainable by exercising warrants (Olivetti) and stock options (Olivetti and Telecom Italia) and the conversion ratios for the convertible bonds issued by Olivetti will be adjusted to take account of the exchange ratio and assignment procedure described in Sections 3 and 4, with ensuing amendment to all the respective rules;

b) the savings shares issued by the Absorbing Company in exchange for the savings shares of the Company to be Absorbed will have the same rights and features as the latter, as specified in Section 2(iv).

The Absorbing Company will assume the bonds already issued by Telecom Italia and adopt the rules thereof.

No special advantages are envisaged in favour of the directors of the Companies Participating in the Merger.


All numerical and other changes, additions and updates to this Merger Plan or the bylaws of the Absorbing Company annexed hereto shall be made that may be required by the administrative authorities, inter alia with reference to the powers referred to in Section 2(v), or on the occasion of filing with the Company Register or in connection with and/or attendant upon the operations envisaged in this Plan.


Milan, 15 April 2003.

               TELECOM ITALIA S.p.A.              OLIVETTI S.p.A.

         (in original signed by the respective Legal Representatives)

Annexes:
Bylaws of the Absorbing Company after the Merger

                                             Annexed to the plan for the merger
                                  of Telecom Italia S.p.A. into Olivetti S.p.A.

                  POST-MERGER BYLAWS OF THE ABSORBING COMPANY

        NAME - REGISTERED OFFICE - PURPOSE AND DURATION OF THE COMPANY

Article 1
The name of the Company shall be "TELECOM ITALIA S.p.A."

Article 2
The registered office of the Company shall be at 2 Piazza degli Affari, Milan, and the headquarters and secondary office at 41 Corso d'Italia, Rome.

Article 3
The Company's purpose shall be:

o the installation and operation, using any technique, method or system, of fixed and mobile equipment and installations, including space systems which use artificial satellites, radio stations, including shipboard stations, links for maritime wireless communications, and dedicated and/or integrated networks, for the purpose of providing and operating, without territorial restrictions, licensed telecommunications services for public use and telecommunications services in a freemarket environment, including those resulting from technological progress, and the performance of activities directly or indirectly related thereto, including the design, construction, operation, maintenance and distribution of telecommunications, remote-computing, online and electronic products, services and systems;

o the performance of activities related to or otherwise serving the pursuit of the corporate purpose, including publishing, advertising, information technology, online and multimedia activities and, in general, all commercial, financial, property, research, training and consulting activities;

o the acquisition, provided it is not the Company's principal activity, of equity interests in other companies and undertakings falling within the scope of the corporate purpose or related, complementary or similar thereto, including companies involved in manufacturing electronic products and insurance;

o the control and the strategic, technical and administrative and financial coordination of subsidiary companies and undertakings, and the financial planning and management thereof, with the implementation of all related transactions.

Activities reserved to persons entered in a professional register, activities involving dealings with the public covered by Article 106 of Legislative Decree 385/1993, and those which are otherwise prohibited by applicable legislation shall be expressly excluded.

Article 4
The duration of the Company shall be until 31 December 2100.

                        SHARE CAPITAL - SHARES - BONDS

Article 5
The share capital shall be Euro [-],divided into [-] ordinary shares with a par value of Euro 0.55 each and [-] savings shares with a par value of Euro 0.55 each.

The Extraordinary Shareholders' Meeting of 4 October 2000 approved the increase, in one or more steps, of the share capital by up to a maximum amount now remaining, partly as a consequence of the resolution adopted by the Extraordinary Shareholders' Meeting of [-], of Euro 56,992,575.20, which is reserved exclusively for the exercise of the Warrant Tecnost 1999-2004 (now Warrant Azioni Olivetti ex Tecnost 1999-2004) warrants, by means of the issue of up to a maximum of 103,622,864 ordinary shares with a par value of Euro 0.55 each.

The Shareholders' Meeting of [-], reiterating, updating and, where necessary, renewing earlier resolutions of the Shareholders' Meeting and the Board of Directors resolved to increase the share capital by the following divisible amounts:

1. up to a maximum of Euro 492,726.30, by means of the issue of up to a maximum of 895,866 shares with a par value of Euro 0.55 each for the exercise of the "Piano triennale Stock Option 2002-2004" stock options, increase to be implemented by 15 December 2004;

2. up to a maximum of Euro 10,743,649.40, by means of the issue of up to a maximum of 19,533,908 shares with a par value of Euro 0.55 each for the exercise of the "Piano triennale Stock Option febbraio 2002-dicembre 2004" stock options, increase to be implemented by 31 December 2004;

3. up to a maximum of Euro 180,568,488.10, by means of the issue of up to a maximum of 328,306,342 shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the "Olivetti 1,5% 2001-2004 convertibile con premio al rimborso" convertible bonds, on the basis of a conversion ratio equal to the assignment ratio established for the shareholders of Olivetti S.p.A. in the context of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.;

4. up to a maximum of Euro 892,681,820.80, by means of the issue of up to a maximum of 1,623,057,856 shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the "Olivetti 1,5% 2001-2010 convertibile con premio al rimborso" convertible bonds, on the basis of a conversion ratio equal to the assignment ratio established for the shareholders of Olivetti S.p.A. in the context of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.

The Shareholders' Meeting of [-] also resolved to increase the share capital by up to a maximum of Euro 261,956,575.10, by means of the issue of up to a maximum of 476,284,682 shares with a par value of Euro 0.55 each, divided into the following divisible tranches:

1. a tranche of up to a maximum of Euro 21,969,104.30 for the exercise of the "Piano di Stock Option 1999" stock options, increase to be implemented by 31 January 2005 by means of the issue of up to a maximum of 39,943,826 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 6.79 per option held;

2. a tranche of up to a maximum of Euro 53,421,890.50 for the exercise of the "Piano di Stock Option 2000" stock options, increase to be implemented by 30 July 2008 by means of the issue of up to a maximum of 97,130,710 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 13.815 per option held;

3. a tranche of up to a maximum of Euro 84,158,927.60 for the exercise of the "Piano di Stock Option 2001" stock options, increase to be implemented by 30 April 2008 by means of the issue of up to a maximum of 153,016,232 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 10.488 per option held;

4. a tranche of up to a maximum of Euro 30,600,889.00 for the exercise of the "Piano di Stock Option Top 2002" stock options, increase to be implemented by 28 February 2010 by means of the issue of up to a maximum of 55,637,980 shares with a par value of Euro
      0.55 each, to be subscribed for at a total price of Euro 9.203 per option held;

5. a tranche of up to a maximum of Euro 71,805,763.70 for the exercise of the "Piano di Stock Option 2002" stock options, increase to be implemented by 31 March 2008 for the first lot, by 31 March 2009 for the second lot and by 31 March 2010 for the third lot by means of the issue of up to a maximum of 130,555,934 ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price for the different options of respectively Euro 9.665, Euro 7.952 and Euro 7.721 per option held.

The Extraordinary Shareholders' Meeting of 8 May 2002 authorized the directors, under Article 2420-ter of the Civil Code, to issue, in one or more steps, for up to a maximum of five years from the date of the resolution referred to above, bonds, in euros or other currencies, possibly convertible into the shares of other companies, with or without warrants giving the right to acquire shares of other companies, up to a maximum amount of Euro 9 billion, within the limits permitted from time to time by law, and to establish the procedures, time limits, conditions and related rules of such issues.

The Shareholders' Meeting of [-] authorized the Board of Directors, under
Article 2443 of the Civil Code and for a period of up to a maximum of five years from [-], to increase the share capital in one or more steps by means of the issue for cash of up to a maximum of 88,445,000 ordinary shares with a par value of Euro 0.55 each (and thus for up to a maximum of Euro [-]), to be offered for subscription to employees of Telecom Italia S.p.A. or its subsidiaries, with the exclusion of the right of pre-emption pursuant to the combined effects of Article 2441, last paragraph, of the Civil Code and Articles 134(2) and 134(3) of Legislative Decree 58/1998. The Board of Directors' resolutions shall establish a time limit for the subscription of the shares and provide that, in the event of the increase approved not being subscribed for within the time limit established from time to time for the purpose, the share capital be increased by an amount equal to the subscriptions collected by such time limit.

Article 6
The savings shares shall have the preferential rights set forth in this Article.

The net profit shown in the duly approved annual accounts, less the amount allocated to the legal reserve, must be distributed to the savings shares up to five per cent of their par value.

The net profit that remains after the allocation to the savings shares of the preferred dividend provided for in the second paragraph, payment of which must be approved by the Shareholders' Meeting, shall be divided among all the shares in such a way that the dividend per savings share is higher by two per cent of its par value than the dividend per ordinary share.

When the dividend paid on savings share in a fiscal year is less than that indicated in the second paragraph, the difference shall go to increase the preferred dividend in the next two fiscal years.

In the event of a distribution of reserves, the savings shares have the same rights as the other shares. If the net profit for the year is nil or insufficient to satisfy the property rights referred to in the preceding paragraphs, the Shareholders' Meeting called to approve the annual accounts may resolve to satisfy the right referred to in the second paragraph and/or the right to the premium referred to in the third paragraph by drawing on the reserves. Payment made by drawing on the reserves shall exclude application of the mechanism for carrying over, to the two following fiscal years, the right to preferred dividends not received through the distribution of profits referred to in the fourth paragraph.

A reduction of the share capital due to losses shall not entail a reduction of the par value of the savings shares, except for the amount of the loss that exceeds the total par value of the other shares.

Upon dissolution of the Company, the savings shares shall have priority in the repayment of the capital up to their entire par value.

If the Company's ordinary or savings shares are delisted, holders of saving shares may apply to the Company for their conversion into ordinary shares, in the manner approved by an Extraordinary Shareholders' Meeting called ad hoc within two months of the delisting.

Article 7
The shares shall be indivisible. In the event of joint ownership, the rights of the joint owners shall be exercised by a common representative. Fully paid-up shares may be bearer shares when the law permits. In such case, shareholders may apply for their shares to be converted, at their own expense, into registered shares or vice versa.

Vis-a-vis the Company, shareholders shall be deemed to elect domicile for all legal purposes at the domicile indicated in the Shareholders' Register.

Article 8
The Company may issue bonds and shall establish the terms and conditions of their placement.

                              BOARD OF DIRECTORS

Article 9
The Company shall be managed by a Board of Directors consisting of not less than seven and not more than twenty-three members. The Shareholders' Meeting shall establish the number of members of the Board, which shall remain unchanged until the Meeting establishes a different number.

The Board of Directors shall be appointed on the basis of slates presented by the shareholders pursuant to the following paragraphs or by the outgoing Board of Directors, on which the candidates shall be listed by serial number.

When the Board of Directors presents its own slate, it shall be filed at the registered office of the Company and published in at least one Italian daily newspaper with national circulation, at least twenty days prior to the date set for the Shareholders' Meeting on the first call.

The slates presented by the shareholders shall be filed at the registered office of the Company and published at the expense of the shareholders in the manner indicated in the preceding paragraph at least ten days prior to the date set for the Shareholders' Meeting on the first call.

Each shareholder may present or participate in the presentation of only one slate and each candidate may appear on only one slate on pain of ineligibility.

Only shareholders who alone or together with other shareholders hold a total number of shares representing at least 1% of the share capital entitled to vote at the Ordinary Shareholders' Meeting may submit slates. To evidence ownership of the number of shares necessary to present slates, shareholders must present and/or deliver to the registered office of the Company, at least five days prior to the date set for the Shareholders' Meeting on the first call, a copy of the documentation attesting their right to attend the meeting.

Together with each slate, and within the respective time limits specified above, declarations must be filed in which the individual candidates agree to their candidacy and attest, on their own responsibility, that there are no grounds for ineligibility or incompatibility, and that they meet any requirements prescribed for the positions in question. Together with the declarations, a curriculum vitae shall be filed for each candidate setting out their main personal and professional data with an indication, where appropriate, of the grounds for their qualifying as independent.

Each person entitled to vote may vote for only one slate.

The Board of Directors shall be elected as specified below:

a) four fifths of the directors to be elected shall be chosen from the slate that obtains the majority of the votes cast by the shareholders, in the order in which they are listed on the slate; in the event of a fractional number, it shall be rounded down to the nearest whole number;

b) the remaining directors shall be taken from the other slates; to that end, the votes obtained by the various slates shall be divided first by one, then by two, then by three and then by four, up to the number of directors to be chosen. The quotients thus obtained shall be assigned to the candidates on each slate in the order specified thereon. On the basis of the quotients assigned, the candidates on the various slates shall be arranged in a single decreasing ranking. Those who have obtained the highest quotients shall be elected.

      If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected any director or that has elected the smallest number of directors shall be elected.

      If none of such slates has yet elected a director or all of them have elected the same number of directors, the candidate from the slate that obtained the largest number of votes shall be elected. If the different slates have received the same number of votes and their candidates have been assigned the same quotients, a new vote shall be held by the entire Shareholders' Meeting and the candidate obtaining the simple majority of the votes shall be elected.

In appointing directors who for any reason have not been appointed pursuant to the procedure specified above, the Shareholders' Meeting shall vote on the basis of the majorities required by law.

If in the course of the fiscal year one or more vacancies occur on the Board, the procedure specified in Article 2386 of the Civil Code shall be followed.

Should a majority of the seats on the Board of Directors become vacant for any cause or reason, the remaining directors shall be deemed to have resigned and they shall cease to hold office from the time the Board has been reconstituted by persons appointed by the Shareholders' Meeting.

Article 10
The Board of Directors shall elect a Chairman from among its member -- if the Shareholders' Meeting has not already done so -- and may also appoint a Deputy Chairman; both may be re-elected.

In the absence or disability to act of the Chairman, the Deputy Chairman, if one has been appointed, shall take his/her place or, if the Deputy Chairman is absent, the most senior director by age.

The Board of Directors may elect a Secretary who need not be a director.

Extracts from the register of the minutes of meetings of the Board of Directors signed by the Chairman or by two directors and countersigned by the Secretary shall be conclusive evidence.

Article 11
The Chairman or whoever takes his/her place shall call meetings of the Board of Directors at the Company's registered office or elsewhere, indicating the time and place, whenever he/she deems this appropriate in the interests of the Company or receives a written request to do so from at least one third of the directors holding office or from the members of the Board of Auditors.

In general, meetings shall be called at least five days prior to the date thereof, except in urgent cases, when it may be given by telegram, fax or e-mail with at least twenty-four hours' notice.

Notice shall be given to the Board of Auditors within the same time limits.

Meetings of the Board of Directors may be held -- if the Chairman or the person acting in his/her place deems it necessary -- by video-conference or audio-conference, provided that all those taking part can be identified by the Chairman and all the other participants, that they are able to follow the debate and intervene in real time in relation to the matters under discussion, that they are able to exchange documents pertaining to such matters and that all the above is fully recorded in the minutes. Once the above conditions have been verified, the Board meeting shall be considered to have taken place where the Chairman is located, where the Secretary to the meeting must also be.

Article 12
The Board of Directors shall have the broadest possible powers of ordinary and extraordinary administration of the Company, since all matters not expressly reserved to the General Shareholders' Meeting by law or these bylaws are within its jurisdiction.

The Board of Directors, through the Chairman or other directors delegated for the purpose, shall report to the Board of Auditors on the activities carried out and the transactions of greatest economic, financial or asset-related significance concluded by the Company or its subsidiaries; in particular, transactions involving a potential conflict of interest must be reported on. The report shall be made in good time, and at least once in each quarter, on the occasion of the meetings of the Board of Directors and the Executive Committee or in a written memorandum addressed to the Chairman of the Board of Auditors.

In accordance with the times and procedures for disclosing information to the market, the representative of the holders of savings shares must be informed by the Board of Directors or the persons delegated for the purpose of any corporate transactions that might affect the price of the shares of that class.

Article 13
To implement its own resolutions and manage the Company, the Board of Directors, subject to the limits provided for by law, may:

o create an Executive Committee, establishing its powers and the number of members;

o delegate suitable powers, establishing the limits thereof, to one or more directors, possibly with the title of Chief Executive Officer;

o appoint one or more General Managers, establishing their powers and duties;

o appoint attorneys, who may be members of the Board of Directors, for specific transactions and for a limited period of time.

Article 14
The company signature and the legal representation of the Company vis-a-vis third parties and in legal proceedings shall pertain to the Chairman and, in his absence or disability to act, the Deputy Chairman, if one is appointed; they shall also pertain to the directors with delegated powers.

Article 15
The directors shall be entitled to the reimbursement of expenses incurred in the performance of their duties. The Ordinary Shareholders' Meeting shall also decide the annual compensation payable to the Board. Once fixed, this compensation shall remain unchanged until the Meeting establishes a different amount.

                               BOARD OF AUDITORS

Article 16
The Board of Auditors shall consist of five or seven auditors. The Shareholders' Meeting shall establish the exact number, which shall remain unchanged until the Meeting establishes a different number. The Meeting shall also appoint two alternates.

The Board of Auditors shall elect a Chairman from among its members by majority vote. In the absence or disability to act of the Chairman, he/she shall be replaced by the most senior auditor by age.

Without prejudice to the situations of incompatibility established by law, persons who are members of the boards of auditors of more than five companies listed on Italian regulated markets may not be appointed auditors and shall forfeit the post if they are elected. TELECOM ITALIA S.p.A. and its subsidiaries shall not be included when computing the above limit.

For the purposes of Articles 1(2)(b) and 1(2)(c) of the regulation referred to in Justice Minister Decree 162/2000, the following sectors of activity and matters shall be considered closely linked to those of the Company: telecommunications, information technology, online systems, electronics and multimedia technology, and matters related to private and administrative law, economics and business administration.

The appointment of the Board of Auditors shall be based on the slates presented by shareholders who individually or together with other shareholders hold a total number of shares representing at least 1% of the share capital entitled to vote at the Ordinary Shareholders' Meeting. To evidence ownership of the number of shares necessary to present slates, shareholders must present and/or deliver to the registered office of the Company, at least five days prior to the date set for the Shareholders' Meeting on the first call, a copy of the documentation attesting their right to attend the meeting.

Each shareholder may present or participate in the presentation of only one slate and each candidate may appear on only one slate on pain of ineligibility.

The slates must be filed at the registered office of the Company and published at the expense of the shareholders who present them in at least one Italian daily newspaper with national circulation, at least ten days prior to the date set for the Shareholders' Meeting on the first call.

Together with each slate, declarations must be filed in which the individual candidates agree to their candidacy and attest, on their own responsibility, that there are no grounds for ineligibility or incompatibility, and that they meet the requirements prescribed by law and these bylaws. Together with the declarations, a curriculum vitae for each candidate shall be filed setting out their main personal and professional data.

The slates shall be divided into two sections: one for candidates to the position of auditor and the other for candidates to the position of alternate. The first candidate in each section must be selected from among persons entered in the register of auditors who have worked on statutory audits for a period of not less than three years.

Each person entitled to vote may vote for only one slate.

The Board of Auditors shall be elected as specified below:

a) from the slate that obtains the majority of the votes cast by the shareholders (the Majority Slate) one alternate and all the auditors not chosen from the other slates (the Minority Slates) shall be chosen in the order in which they are listed on the slate;

b) from the Minority Slates two auditors shall be chosen. One alternate shall be chosen from the Minority Slate that obtains the largest number of votes.

      For the appointment of the auditors from the Minority Lists, the votes obtained by the various slates shall be divided first by one and then by two. The quotients thus obtained shall be assigned to the candidate auditors on each slate in the order specified thereon. On the basis of the quotients assigned, the candidates on the various slates shall be arranged in a single decreasing ranking and those who have obtained the highest quotients shall be elected.

      If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected an auditor shall be elected or, subordinately, there shall be a tiebreaker vote by the entire Shareholders' Meeting and the slate that obtains the simple majority of the votes shall prevail.

In appointing auditors who for any reason have not been appointed pursuant to the procedure specified above, the Shareholders' Meeting shall vote on the basis of the majorities required by law.

In the event of the substitution of an auditor chosen from the Majority Slate or one of the Minority Slates, the alternate chosen respectively from the Majority List or the Minority Lists shall take his/her place. Appointments to fill vacancies on the Board of Auditors pursuant to Article 2401 of the Civil Code shall be made by the Shareholders' Meeting on the basis of the majorities required by law.

After notifying the Chairman of the Board of Directors, the Board of Auditors, or at least two auditors, may call, as provided for by law, a meeting of the shareholders, the Board of Directors or the Executive Committee.

Meetings of the Board of Auditors -- if the Chairman deems it necessary -- may be validly held by video-conference or by audio-conference, provided all those taking part can be identified by the Chairman and by all the other participants, that they are able to follow the debate and intervene in real time in dealing with the matters being discussed, that they are able to exchange documents pertaining to such matters and that all the above is fully recorded in the minutes. Once the above conditions have been verified, the meeting of the Board of Auditors shall be considered to have taken place where the Chairman is located.

                             SHAREHOLDERS' MEETING

Article 17
An Ordinary Shareholders' Meeting shall be called to approve the annual accounts every year within six months of the end of the fiscal year. Ordinary and Extraordinary Shareholders' Meetings may be held in a place other than the Registered Office, provided it is in Italy.

An Extraordinary Shareholders' Meeting shall be called whenever it is deemed advisable by the Board of Directors and when it is required by law.

Article 18
Every shareholder entitled to attend may be represented at the Shareholders' Meeting by giving a proxy to an individual or legal entity, subject to the restrictions established by law.

In order to facilitate the collection of proxies among employee shareholders of the Company and its subsidiaries who belong to shareholder associations satisfying the requirements established by law, special areas shall be made available in accordance with the procedures and time limits established by the Board of Directors either directly or through its agents where information can be provided and proxy forms collected.

Article 19
The Chairman of the Board of Directors or whoever takes his/her place or, in the absence thereof, the person appointed by those present, shall chair the Shareholders' Meeting and set the rules for the proceedings.

The Secretary shall be appointed by the Meeting, which may select a person who is not a shareholder.

The proceedings of shareholders' meetings shall be governed by law, these bylaws and the Meeting Rules approved by the Ordinary Shareholders' Meeting.

Article 20
Resolutions may be adopted by a show of hands. The Chairman shall establish the procedures for recording votes and may choose two or more tellers from among the persons present.

Each shareholder may exercise his/her right to vote by mail, in accordance with the applicable law.

                            FISCAL YEAR - DIVIDENDS

Article 21
The fiscal year shall end on 31 December of each year.

From the net profit reported in the annual accounts, 5% shall be allocated to the legal reserve until this reaches an amount equal to one-fifth of the share capital.

The remainder shall be used to pay the dividend determined by the Shareholders' Meeting, and for such other purposes as the Meeting deems most appropriate or necessary.

During the course of the fiscal year, the Board of Directors may distribute interim dividends to the shareholders.

                                SPECIAL POWERS

Article 22
Pursuant to Article 2(1) of Decree Law 332/1994, ratified with amendments by Law 474/1994, the Minister for the Economy and Finance, in agreement with the Minister for Productive Activities, shall have the following special powers:

a) approval, to be granted expressly upon the acquisition by parties subject to the limitations on share ownership referred to in Article 3 of Decree Law 332/1994, ratified with amendments by Law 474/1994, of major holdings, taken to mean holdings that, as specified by Treasury Minister Decree of 24 March 1997, are equal to at least 3% of the share capital represented by shares with a right to vote at the Ordinary Shareholders' Meeting. Approval must be granted within sixty days of the date of the communication that the Board of Directors must send at the time of the application for entry in the Shareholders' Register. Until approval has been granted and after expiration of the time limit without any action, the transferee may not exercise the voting rights or any rights other than the property rights attaching to the shares that represent the major holding. If approval is refused or the time limit expires without action, the transferee must sell the shares within one year. If this is not done, the Court, at the request of the Minister for the Economy and Finance, shall order the sale of the shares representing the major holding pursuant to the procedures established in Article 2359-ter of the Civil Code;

b) veto of any resolution to dissolve the Company, transfer the business, merge or divide the Company, transfer the registered office outside Italy, change the corporate object, or amend these bylaws with a view to eliminating or modifying the powers specified in subparagraphs a) and b).

In accordance with the provisions of the Prime Ministerial Decree issued on 21 March 1997 pursuant to Law 474/1994 and the Treasury Minister Decree issued pursuant to the same law on 21 March 1997, this article shall remain in the bylaws for three years and in any case until the liberalization of the telecommunications industry has reached a sufficiently advanced stage and the industry regulatory authority has become firmly established; the decision that these conditions have been met shall be adopted in an instrument issued in the form indicated in the above-mentioned Prime Ministerial Decree.

                                   Annex IV.
             Balance sheet of Olivetti S.p.A. at 31 December 2002
                pursuant to Article 2501-ter of the Civil Code

                                Olivetti S.p.A.


                              2002 Annual Report

                                Olivetti [logo]

Contents

Company Officers and Independent Auditors                                     5
Powers Delegated to the Company Officers                                      5
Directors' Report on Operations                                               7
Evolution of the Olivetti Group in 2002                                       9
Group Activities                                                             12
The Telecom Italia Group                                                     12
Other Sectors Directly Controlled by Olivetti S.p.A.                         16
Human Resources                                                              19
Financial Review                                                             21
The Group                                                                    21
The Parent Company Olivetti S.p.A.                                           48
Annual Report on the Company's System of Corporate Governance                59
Legal Proceedings                                                            69
Events Subsequent to the End of the Financial Year                           76
Operating Outlook for 2003                                                   81
Proposal for the Coverage of the Parent Company Loss for 2002                82
Statutory Financial Statements of Olivetti S.p.A. at 31 December 2002        83
Consolidated Financial Statements of the Olivetti Group at
  31 December 2002                                                           141
Independent Auditor's Reports and Board of Statutory Auditor's Report        227
                                olivetti [logo]


       Olivetti S.p.A. - Registered Office: Via Jervis 77, Ivrea, Italy
                Share Capital 8,845,522,868 Euros fully paid -
          Registered on the Turin Companies Register no. 00488410010

                              Board of Directors

                              Chairman
                                      ANTONIO TESONE

                              Deputy Chairman and Chief Executive Officer
                                      MARCO TRONCHETTI PROVERA

                              Deputy Chairman
                                      GILBERTO BENETTON

                              Chief Executive Officer
                                      CARLO BUORA

                              Directors
                                      LORENZO CAPRIO
                                      GIORGIO CIRLA
                                      PIER LUIGI FABRIZI
                                      CESARE GERONZI
                                      GIANNI MION
                                      GIAMPIETRO NATTINO
                                      PAOLA PIERRI (*)
                                      ALBERTO PIRELLI
                                      CARLO ALESSANDRO PURI NEGRI
                                      GIAN CARLO ROCCO DI TORREPADULA (**)
                                      DARIO TREVISAN
                                      ALBERTO VARISCO

                              Secretary to the Board
                                      PIERA ROSIELLO

                              Board of Statutory Auditors

                              Chairman
                                      ANGELO FORNASARI

                              Standing Auditors
                                      VITTORIO BENNANI
                                      FRANCO CARAMANTI

                              Alternate Auditors
                                      SERGIO LODI
                                      MASSIMO NUTI

                              Chief Operating Officer
                                      CORRADO ARIAUDO (***)

                              Independent Auditors
                                      Reconta Ernst & Young S.p.A.

                              POWERS DELEGATED TO THE COMPANY OFFICERS
                                      Powers delegated to the company officers are illustrated in the section on Corporate Governance in the Directors' Report on Operations.


(*)   co-opted by the Board of Directors on 7 November 2002
(**)  co-opted by the Board of Directors on 5 September 2002
(***) resigned with effect from 31 December 2002

                                                Directors' Report on Operations

Evolution of the Olivetti Group in 2002

2002 opened with the presentation by the Olivetti/Telecom Italia Group of the 2002-2004 Strategic Plan, which was approved by the Board of Directors on 13 February 2002.

The guidelines for the three-year period 2002-2004 are a stronger focus on core businesses, development of market leadership positions through a customer-oriented strategy, enhancement of the products and services portfolio by leveraging Group assets and investing in technological innovation, competencies and skills.

Financial strategy goals through 2004 are strong cash generation and a sharp reduction in debt, while maintaining the Telecom Italia dividend policy and without penalising investments. Investments for the three years will amount to approximately 16 billion euros, and be divided between wireline and mobile network services, with specific attention to innovation: X-DSL, data services, fibre and, a top priority, development of broadband services for the wireline network; GPRS, UMTS, VAS on the mobile network.

During 2002 the Group pursued the targets set in the 2002-2004 industrial plan, in part by continuing the disposals programme introduced in the last quarter of 2001 to strengthen the focus on core businesses and improve the Group's financial position. This programme, which also envisages a select number of acquisitions, enabled the Group to reach the target set by the Plan of disposals for 5 billion euros a year earlier than expected:

- in February Olivetti and Finsiel accepted the public tender offer on Lottomatica launched by Tyche S.p.A. (De Agostini Group) on 23 November 2001 and tendered a combined stake of 34% of share capital to raise proceeds totalling 391 million euros; Tim International sold its equity investment in BDT (19.61%), the parent company of French operator Bouygues Telecom, raising proceeds of 750 million euros;

- in July Finsiel closed the sale of Sogei to the Fiscal Policies Department of the Ministry of the Economy and Finance, which had an impact of 176 million euros on the Telecom Italia Group's net financial indebtedness;

- August saw the closing of the sale of the Telecom Italia Group's equity investment in AUNA to Endesa, Union Fenosa and Banco Santander Central Hispano, which had originally been scheduled for December. The transaction raised proceeds of 1,998 million euros for the Telecom Italia Group and contributed 1,033 million euros to the Telecom Italia Group's consolidated net earnings. Also in August, the Telecom Italia Group closed the sale of Telemaco Immobiliare to Mirtus, a company indirectly held by the US property fund Whitehall, promoted by the Goldman Sachs Group, generating proceeds of 192 million euros and a net capital gain of 64 million euros; additionally, Telecom Italia signed an agreement with Finmeccanica for the sale of Telespazio (which was subsequently executed in November), with a positive impact on Telecom Italia Group debt of 239 million euros and a consolidated net capital gain of 36 million euros;

- in October, Telecom Italia reached an agreement with News Corporation to create a single Italian pay-TV company (a single platform) through the merger of Stream and Tele+; also in October TIM closed the preliminary contract signed on 7 August with the shareholders of Blu S.p.A. for the purchase of 100% of Blu, which was subsequently merged in TIM S.p.A. with effect from 23 December 2002. The final price was 83 million euros;

- in November Telecom Italia International N.V. organised a placement of 75 million shares of Telekom Austria AG stock (representing 15% of capital). As a result of this operation, the Telecom Italia Group's


                           9 | Report on Operations
stake in Telekom Austria decreased from 29.78% to 14.78%. Also in November, Telecom Italia sold its equity investment in IMMSI to the "Omniapartecipazioni" company for 68 million euros;

- in December Telecom Italia signed an agreement with Accenture for the sale of 100% of TE.SS - Tele Pay Roll Services, which handles payroll operations for the Telecom Italia Group. The selling price was approximately 10 million euros. Also in December Telecom Italia accepted an offer from PTT Serbia for the purchase of 29% of Telekom Srbija for 195 million euros, equivalent to the book value in Telecom Italia International, and spun off the "International Wholesale Services" business unit to the Telecom Italia Sparkle company (ex TMI
- Telemedia International Italia), to which it also transferred its equity investments in PAN European Backbone and Telecom Italia of North America.

A key event in the disposals programme in 2002 was "Project Tiglio", a frame agreement between the Pirelli and Olivetti-Telecom Italia Groups for the integration and enhancement of the real-estate assets and property services providers of the companies involved in the project. Under the agreement, buildings, land and personnel involved in asset management were transferred by Olivetti, Telecom Italia and Seat Pagine Gialle to two newly established companies and subsequently to a closed-end real estate fund. As envisaged by Project Tiglio, the Olivetti-Telecom Italia Group spun off real-estate operations and assets for an overall value of 1,585 million euros to Tiglio I and Tiglio II, two property companies controlled by The Morgan Stanley Real Estate Funds. The Olivetti Group retains an overall minority share in the two companies.

The operation brought Olivetti S.p.A. a gross capital gain of approximately 72 million euros and a net cash inflow of 165 million euros on an aggregate transferred-asset value of 225 million euros. The positive financial impact for the Telecom Italia Group was 328 million euros, against an aggregate transferred- asset value of 1,360 million euros.

Additionally, the Olivetti Multiservices and Telecom Italia real-estate business units were spun off to the Pirelli & C. Real Estate Group, an operation involving the transfer of approximately 170 people to the Pirelli Group. The overall price was 18 million euros: 15 million euros relating to Telecom Italia and 3 million euros relating to Olivetti Multiservices.

2002 was also a year of intense financial activity, mainly for the purpose of re-financing existing debt by extending overall maturity. A key event was the issue by Telecom Italia in the first half of a 2.5 billion euro dual-tranche fixed rate bond (maturing in five and ten years), as part of the Group's "Global Note Programme".

An important operation at Olivetti was the placement of a 1.5 billion euro multi-tranche benchmark bond, divided into a 5-year tranche for 1,000 million euros and a 10-year tranche for 500 million euros by the subsidiary Olivetti Finance. This company also decided to call in the "Olivetti Finance N.V. 1999-2004" bond two years ahead of the original maturity date in 2004, for an amount equivalent to the nominal amount plus accrued interest. Both operations are part of the Olivetti Group's re-financing and debt-maturity extension plan.

Financial operations intensified in the second half of the year. In July and August, Olivetti Finance N.V. launched and successfully placed a 385 million euro bond exchangeable for Telecom Italia ordinary shares, maturing on 19 March 2004. The bonds have a per-share conversion price of 9.30 euros, and correspond to 41,400,000 Telecom Italia ordinary shares (0.79% of capital).

                           10 | Report on Operations

In September Olivetti successfully re-opened three bonds, for an aggregate amount of 1,550 million euros, subdivided into three tranches:

- 400 million euros, raising the "Olivetti Finance N.V. floating-rate 2002-2006" bond to 1,000 million euros;

- 650 million euros, raising the "Olivetti Finance N.V. 6.5% 2002-2007" bond to 1,650 million euros;

- 500 million euros, raising the "Olivetti Finance N.V. 7.25% 2002-2012" bond to 1,000 million euros.

These operations raised the average life of Olivetti debt to 5.5 years (4.8 years in February 2002), with medium/long-term debt accounting for 93% of the total amount.

As part of its re-financing plans, Olivetti also undertook extensive buy-backs of its own securities on the market and consequently cancelled the following:

- "Olivetti S.p.A. Eonia linked notes 2001-2003" for 400 million euros; the issue was extinguished as a result;

- "Olivetti Finance NV 1% 2000-2005" notes exchangeable for Telecom Italia ordinary shares for 1,235 million euros, reducing the loan to 765 million euros;

- "Olivetti Finance NV 5,375% 1999-2004" notes for 750 million euros, reducing the loan to 4,200 million euros.

During 2002, as authorised by the Shareholders' Meeting of 7 November 2001, Telecom Italia S.p.A. commenced a share buy-back on the market for a total outlay of 287 million euros, of which 247 million euros for savings shares.

In December, the Telecom Italia and TIM Shareholders' Meetings approved early pay-out of part of the 2002 dividend from reserves, for a maximum amount of 1 billion euros and 1.6 billion euros respectively, for a dividend to Telecom Italia and TIM shareholders of 0.1357 euros and 0.1865 euros, respectively, per each ordinary and savings share. Payment took place on 19 December.

In 2002 all the Olivetti/Telecom Italia Group companies extended their Corporate Governance codes, well ahead of legal and regulatory requirements and recommendations.

In July a series of principles governing dealings with related parties (directors, statutory auditors, infragroup operations) was approved to guarantee correct and transparent procedures and conduct and at the same time ensure the full joint responsibility of all members of the Board of Directors with regard to resolutions adopted by the Board. The companies also adopted a Code of Conduct with regard to insider dealing drawn up in compliance with the recent directives of Borsa Italiana (Italian Stock Exchange), which requires regular disclosure of transactions on Olivetti and subsidiary securities by parties with access to price-sensitive information. The new Code, which took effect on 1 December 2002, is particularly flexible in identifying parties subject to the disclosure requirement and extends this requirement to security transactions by the controlling companies. It also brings down the quantitative thresholds regulating quarterly disclosure of transactions. Furthermore, the Code envisages a stringent system of penalties, which, in the most serious cases, provides for termination for just cause of Directors and Statutory Auditors.

                           11 | Report on Operations

Group activities

The Olivetti Group's main activities are in the telecommunications sector, through Telecom Italia S.p.A. (owned 54.9% by Olivetti S.p.A.) and its subsidiaries (Telecom Italia Group).

Olivetti is also active in other industrial sectors, such as office and Internet products and services and facility management services.

Financial highlights by business sector for financial 2002 are set out below.

                                                                 Telecom     Olivetti   Olivetti
                                        Olivetti     Finance      Italia      Tecnost     Multi-      Webegg   Consolid.       Total
(in millions of euros)                     S.p.A.  companies       Group       Group    services       Group    adjustm.       Group
----------------------                     ------  ---------       -----       -----    --------       -----    --------       -----
Total net revenues                                                30,400         914         119          45        (70)     31,408
Result before interest and taxes
(EBIT) and non recurring income
and charges                               (1,419)        (11)      7,415          14)         15           3         (1)      6,016
EBIT                                      (1,323)        (50)      1,850         (63)         20           3         83         520
Net result for the year for
consolidation purposes                      (548)       (135)        (97)        (87)         11                     83        (773)
Net result for consolidation purposes
before amortisation of goodwill on
Telecom Italia acquisitions                  745        (135)        (97)        (87)         11                     83         520
---------------------------                  ---        -----        ----        ----         --                     --         ---

Shareholders' equity:
total                                      9,031         374      12,336          61          49                 (1,227)     20,624
Group                                      9,031         374       3,345          63          49                 (1,222)     11,640
Net financial indebtedness
(resources)                               15,195         (27)     18,118          60          54                     (1)     33,399
-----------                               ------        ----     -------       -----          --        ----     -------    -------
Employees (in units)                          70           8     101,713       4,527         302                            106,620
======================================    ======        ====     =======       =====         ===        ====     =======    =======
(*) consolidated in Telecom Italia from 30 June 2002


The Telecom Italia Group

In 2002 the Telecom Italia Group was principally active in the wireline telephony and mobile telephony sectors through, respectively, the Domestic Wireline Business Unit of Telecom Italia S.p.A. and the subsidiary TIM S.p.A. The Telecom Italia Group was also active in the Internet and Media sector through the Seat Pagine Gialle Group, in the information technology sector through the Market IT and Group IT Business Units, and in Other Activities, which mainly comprise the "Real Estate and General Services" Division, the Central Overseas Companies Function and the Telespazio Group (sold in November
2002). The International Operations Division (IOP) was dismantled in May 2002 and the relevant companies and Telecom Italia business units were re-organised, without changes to the corporate control structure, under the Domestic Wireline Business Unit (Intelcom San Marino and Golden Lines) and the Central Overseas Companies Function (9Telecom Group, BBNed Group, AUNA Group, Telekom Austria Group, Telekom Srbija, Etec S.A., and the residual branch of the ex IOP unit); all the companies in the Latin American area were re-organised under Latin America Operations (LAO).


                           12 | Report on Operations

Telecom Italia Group financial highlights by business units

                                                                                                                    Other
                                                                  Internet                                 activities and
                                  Domestic                South        and     Market       Group               consolid.
(in millions of euros)            Wireline    Mobile    America      Media         IT         IT   Sub-total  adjustments      Total
------------------------------    --------    ------    -------      -----     ------       -----  ---------  -----------    -------

Revenues from sales
and services              2002     17,022     10,867      1,409      1,991        912      1,215      33,416      (3,016)     30,400
                          2001     17,168     10,250      1,534      1,957      1,198      1,198      33,305      (2,487)     30,818
------------------------------    --------    ------    -------      -----     ------       -----  ---------  ----------     -------

Gross operating
margin                    2002      7,965      5,039        450        593        104        140      14,291        (327)     13,964
                          2001      7,750      4,760        527        444        166        188      13,835        (216)     13,619
------------------------------    --------    ------    -------      -----     ------       -----  ---------  ----------     -------

Operating result          2002      4,700      3,358        146        232         61        (21)      8,476      (1,095)      7,381
                          2001      4,361      3,136        187         31        123         22       7,860      (1,186)      6,674
------------------------------    --------    ------    -------      -----     ------       -----  ---------  ----------     -------

Capital investments:
capital expenditure       2002      2,462      1,715        216         81         30        158       4,662         180       4,842
                          2001      2,801      3,151        406        175         30        162       6,725         265       6,990
goodwill                  2002          -        196          -         40          -         28         264         105         369
                          2001          -         31          -        203          1          6         241         933       1,174
------------------------------    --------    ------    -------      -----     ------       -----  ---------  ----------     -------

Personnel at year end     2002     53,682     18,702      5,461      7,715      4,493      7,327      97,380       4,333     101,713
(in units)                2001     57,895     16,721      5,746      9,264      6,441      6,844     102,911       7,045     109,956
==============================    ========    ======    =======      =====     ======       =====  =========  ==========     =======

Domestic Wireline

Revenues from sales and services decreased by 0.9% from the previous year (a decrease of 146 million euros), which was significantly smaller than the reduction reported in 2001 (-1.4% compared with 2000). The decrease in traffic revenues (down 533 million euros) and slowdowns in other items (sales and other revenues) were largely offset by the increase in standing charges and contributions (up 539 million euros). Specifically, the reduction in the average traffic yield (-8.3%) was offset in part by the rise in minutes (up 2.4%) as a result of the following:

o the success of commercial offers (mainly Teleconomy and Alice) offering lower call rates to boost customer retention, against a standing charge;

o changes to rates on 1 July 2001 and 1 February 2002, which cut the prices of domestic and international calls and increased standing charges;

o    competitive conditions;

o    the substantial increase in traffic carried on behalf of other operators.

The gross operating margin showed a significant increase from 2001 (up 2.8%), which was amplified by the operating result (up 7.8%), thanks to the action taken as from 2001 to contain costs and improve the efficiency of invested capital.

Capital expenditure decreased by 12.1% from 2001 due to careful selection of investments that ensure a combination of efficiency and technological growth.



                           13 | Report on Operations

Mobile

Revenues from sales and services in 2002 amounted to 10,867 million euros with an increase of 617 million euros (up 6% from 2001), despite the impact of currency devaluation in Brazil and Venezuela. Excluding the exchange rate effect, the revenue increase compared with 2001 was 11.9%. Revenue growth arose mainly in Italy (up 6.7%).

The Tim Brazil Group reported revenues of 39 million euros on the GSM service introduced in the fourth quarter of 2002.

The gross operating margin for 2002 rose by 279 million euros to 5,039 million euros (up 5.9% from 2001), giving a return on revenues of 46.4% (as in 2001). Excluding the exchange rate effect, gross operating margin growth against the previous year was 8.6%, due largely to positive performance at TIM S.p.A. (up 304 million euros) and Stet Hellas (up 67 million euros) and the improvement in the albeit still negative margin at TIM Peru (up 26 million euros).

The operating result for 2002 was 3,358 million euros, an increase of 222 million euros (up 7.1% from 2001), giving a return on revenues of 30.9% (30.6% in 2001). The operating result improvement was largely attributable to the positive results posted by TIM S.p.A. (up 213 million euros) and Stet Hellas (up 42 million euros), which offset the downturn in the operating result of the TIM Brasil Group (45 million euros) after start-up charges.

Since the 2002 book values of TIM S.p.A. include the full-year financial and business results of the former Blu S.p.A., the effects of transactions prior to the acquisition date were eliminated from the TIM S.p.A. income statement during consolidation. TIM S.p.A. financial statements were also re-stated to exclude tax postings relating to amortisation of the UMTS licence.

Capital expenditure for 2002 amounted to 1,715 million euros, with a decrease of 1,436 million euros compared with 2001, when the business unit invested heavily in telecommunications licences and in the start-up and development of international investee companies.


South America

Revenues from sales and services amounted to 1,409 million euros, a reduction of 8.1% (down 125 million euros in absolute value) compared with 2001; the decrease was largely due to the exchange rate effect, which had an overall negative impact of 212 million euros (182 million euros for the Chilean Peso and 29 million euros for the Boliviano). Excluding this effect, consolidated revenues rose by 5.7%, reflecting growth at the Entel Chile Group (up 12.3% in local currency) offset by the effects of market deregulation in Bolivia (the Entel Bolivia Group reported a revenue reduction of approximately 4.5% stated in local currency) and the suspension as from 1 April 2002 of the management fee agreement with Telecom Argentina.

The above trends affected earnings performance. Specifically, the gross operating margin decreased by 77 million euros (down 14.6%) from 2001, of which approximately 65 million euros was due largely to the exchange rate effect. Excluding this effect, the gross operating margin decreased by 2.3% against


                           14 | Report on Operations

2001, reflecting the suspension of the management fee from Telecom Argentina and the loss of profitability in Bolivia, set against a recovery in Chile, which increased profitability in the mobile business. The gross operating margin ratio to revenues was 31.9% in 2002 (against 34.4% in 2001).

The operating result confirmed the trends reported for the gross operating margin; the operating result ratio to revenues was 10.4% in 2002 (against 12.2% in 2001).

Capital expenditure decreased by 46.8% compared with 2001.

Internet and Media

Consolidated revenues for 2002 totalled 1,991 million euros, rising by 1.7% from 2001. The strongest contribution to growth came from telephone publishing, where revenues rose by 3.4%.

Gross operating margin grew by 33.6% to 593 million euros (a return on revenues of 29.8%), while the operating result rose from 31 million euros in 2001 to 232 million euros in 2002. These results - achieved despite the persisting crisis on the advertising market - were achieved as a result of management action to rationalise operations, contain costs and focus on selected initiatives. Significant efficiency gains were achieved in 2002 in the Internet, Directories and Directory Assistance areas (which together account for 73% of aggregate revenues). For the first time, all activities reported a positive gross operating margin (with the sole exception of Television, although the area successfully reduced its losses from 2001).

The unit's more efficient capital allocation policy generated a 53.7% reduction in capital expenditure (from 175 million euros in 2001 to 81 million euros in 2002).

Market IT

Revenues from sales and services decreased by 48 million euros from the previous year on a consistent comparable basis, largely as a result of lower revenues at Finsiel, Consiel and Banksiel due to lower sales volumes and the general price reduction on sales to large accounts, offset by higher revenues at Intersiel and Insiel due to increased activity with core clients and acquisition of new clients on the Local Government market.

The gross operating margin and the operating result decreased due to the price reductions on a number of contracts renewed during the year and to new contracts with lower fees, which were only partly offset by cost reductions and improved efficiency. The decrease was largely due to lower profit margins at Finsiel, Consiel, and on outsourcing activities at Tele Sistemi Ferroviari for the companies in the Italian State Railways Group.

Capital expenditure was substantially unchanged from the previous year.


                           15 | Report on Operations

Group IT

Consolidated revenues were largely stable, despite the effect of price reductions.

The gross operating margin and the operating margin reflected these reductions and decreased compared with 2001.

Capital expenditure was largely in line with 2001; 2002 investments in goodwill refer to purchase of a controlling stake in Webegg.


Real Estate and General Services (Other Activities)

In 2002 revenues from sales and services totalled 846 million euros, a decrease of 107 million euros from the previous year. This was largely due to the reduction in revenues from the other Telecom Italia Business Units and Functions as a result of space-re-organisation policies and the alignment of prices with improved market conditions. Operating costs decreased by 51 million euros from 2001, thanks to reduced spending on materials and external services and a reduction in payroll costs following a significant reduction in the headcount during the year; these effects offset in part the downturn in revenues, thus mitigating the decrease in the gross operating margin compared with the previous year.

The operating result, after depreciation and amortisation charges, provisions to the reserve for risks and charges and sundry charges (mainly taxes on own property), was negative, at 92 million euros (loss of 65 million euros in
2001).


Other sectors directly controlled by Olivetti S.p.A.

Products, IT services and specialised systems: Olivetti Tecnost

The Olivetti Tecnost Group is active in office products and solutions (Office Products, Olivetti Advalia) and specialised applications for banking, retail and gaming automation (Vertical Division).

The Group operates on the main international geographical markets (which account for 68% of its aggregate revenues). While its primary focus is Europe (29%), Asia (12%) and Latin America (15%), it is also active in the consumer business in North America (11%) through the subsidiary Royal Consumer Information Product Inc.

In June, Olivetti Tecnost presented an industrial plan to the Trade Unions (fully illustrated in the 2002 Half-Year Report) which aims to return the Group to profitability through a series of business-specific measures.

The uncertain business climate existing before the presentation of the industrial plan had a negative impact on the year's results: revenues for the Olivetti Tecnost Group for financial 2002 amounted to 914 million euros (including 906 million euros from customers outside the Olivetti Group), a decrease of 16.7% from 2001(down 12.7% net of the exchange rate effect). Revenues comprised 588 million euros for hardware products, 154 million euros for supplies, 73 million euros for services and 99 million euros of other revenues.


                           16 | Report on Operations

In the Office sector covered by Olivetti Advalia, third-party revenues fell sharply (down 19%) due to the decision to curtail operations on the PC market and to the expected slowdown in fiscal cash register sales following the changeover to the euro.

With regard to other products, the ink-jet fax and MFP businesses (products and supplies) were stable and the copier business (products and supplies) expanded, with a marked shift in the product mix towards digital copiers and medium/high-end products.

In the first half of 2002 Olivetti Tecnost was awarded a contract by Consip, a company owned by the Italian Ministry of the Economy which draws up conventions with equipment and service suppliers for the public authorities, to supply 3000 digital photocopiers on a rental basis.

In the second half, Olivetti Tecnost introduced new laser printers and colour copiers to complete its offer for the professional channel and business users, renewed its laser and ink-jet fax range and expanded its digital copier offer.

2002 third-party revenues in the Vertical Division decreased from the previous year (down 11.6%), largely as a result of the second-half slowdown in sales to China at the Industrial Partnership division.

Gaming revenues, on a comparable basis, decreased compared with 2001 (down 5.7%) with a shift in the hardware/services mix towards hardware, reflecting the impact of the new contract to supply Lottomatica with M370 terminals and specialised printers.

As part of the diversification strategy, new initiatives were developed in the gaming sector, especially overseas, which open up excellent prospects for 2003: in Tunisia (contract with the Sport Commission to supply a turnkey solution for automation of the local football pools system), Peru (football pools automation, with supply of 1,500 terminals, of which 150 were delivered in
2002), India and China (with the launch of the new M380 family, which is expected to bring good results).

Revenues in the banking and retail sector were stable, confirming the importance of Tecnost Sistemi's products as the reference offer on the world market (PR2, PR2 Enhanced, PR4 for retail); the increase in revenues in Europe was offset by a decrease in China, where the PR2 E printer nevertheless continues to maintain an 80% market share.

In the special products sector, revenues more than doubled in 2002, mainly as a result of the supply of TP Label automatic weighing and franking machines to the Italian Post Office.

In the shop automation sector, the new Net Shop initiative proceeded. Net Shop offers services for SMBs in the retail business.

                                     * * *

After taxes and minority interests, the Olivetti Tecnost Group posted a net loss after adjustments for Olivetti consolidation purposes of 87.1 million euros for financial 2002 (a loss of 54.7 million euros in 2001), after taking a net non-recurring charge of 76.5 million euros relating to the corporate restructuring, implementation of which is essential to ensure a return to profitability in the future.

Net financial indebtedness at 31 December 2002 was 60.4 million euros compared with 133.9 million euros at 31 December 2001, a decrease of 73.5 million euros which was largely due to the decrease in working capital (mainly receivables and inventories).

At 31 December 2002 the Olivetti Tecnost Group had 4,527 employees (4,896 at 31 December 2001), of whom 2,371 in Italy and 2,156 abroad.


                           17 | Report on Operations

On 7 January 2003 the Group closed the contract drawn up in the second half of 2002 with SMT Vertronic, a Mexican company in the SMT Group, for the sale of industrial assets held by the subsidiary Olivetti Tecnost de Mexico, which is active in office automation products.

The agreement provided for the sale of the Tlaxcala facility in Mexico and recruitment by SMT Vertronic of the workers in the plant (1,266 at 31 December
2002). SMT will introduce new industrial operations into the Mexican plant in addition to those currently performed, which Olivetti Tecnost will continue to use.

Facility Management: Olivetti Multiservices

During 2002 Olivetti Multiservices made sweeping changes in its operations. As part of Project Tiglio (approved by the Olivetti S.p.A. Board of Directors on 26 March 2002) for the enhancement of the real estate assets of the Pirelli, Olivetti and Telecom Italia groups, on 1 September 2002 the partial split-up of Olivetti Multiservices S.p.A. (as approved by the company Board of Directors on 21 June 2002) took effect, through the transfer at book value of the company's real estate assets, specifically 23 buildings and 10 development areas, to OMS2 s.r.l. (a wholly owned subsidiary of Olivetti S.p.A. which was sold to Tiglio I in October). The share capital of Olivetti Multiservices S.p.A. was reduced accordingly.

Aggregate revenues for 2002 were 119.3 million euros, of which 75.8 million euros from third parties and 43.5 million euros from the captive market.

Net income for Olivetti consolidation purposes totalled 10.8 million euros (1.7 million euros in 2001) arising in part from non-recurring income (5.8 million euros) as a result of asset sales.

At 31 December 2002 the company had 302 employees, compared with 353 at the end of 2001. The reduction of 51 heads was due to implementation of Project Tiglio.


                           18 | Report on Operations

Human resources

At 31 December 2002 the employees of the Olivetti Group companies included in the consolidation numbered 106,620, a net decrease of 9,400 heads from 31 December 2001 (116,020 heads).

(employees)                           31.12.2002      31.12.2001      Changes
------------------------------------  ----------      ----------      -------
Olivetti S.p.A                                70              89          (19)
Finance companies                              8               8            -
Telecom Italia Group                     101,713         109,956       (8,243)
Olivetti Tecnost Group                     4,527 (***)     4,896         (369)
Olivetti Multiservices (*)                   302             353          (51)
Webegg Group (**)                              -             718         (718)
------------------------------------  ----------      ----------      -------
Total                                    106,620         116,020       (9,400)
====================================  ==========      ==========      =======

(*)   property management and services
(**) the Webegg Group is consolidated in Telecom Italia Group from 30 June 2002 (***) including 1,266 units transferred on 7 January 2003 to SMT Vertronic

The headcount at the Telecom Italia Group at 31 December 2002 was 101,713, with a decrease of 8,243 heads from 2001. This reflected the changes in the consolidation area, which generated a net decrease of 2,883 heads, and the net decrease arising from staff turnover (5,360 heads). Specifically, the main changes in the consolidation area were: the exit of the 9Telecom Group (-1,003 heads), the sale of the Telespazio Group (-1,168 heads), the exit of Sogei and Consiel (an overall reduction of 1,538 heads) and other minor companies (-711 heads), the entry of Blu (+ 618 heads), the Webegg Group (+ 719 heads), Netesi and Epiclink (an overall increase of 168 heads) and other minor companies (+ 32 heads).

With regard to staff turnover, the year saw 12,567 full departures (including 5,413 at Telecom Italia S.p.A.) and 7,207 new hirings.

The headcount at the Olivetti Tecnost Group decreased by 369 heads, reflecting a net decrease of 73 heads in Italy (136 departures and 64 new hirings) and a net decrease of 296 heads abroad: 1,898 departures (including 1,752 in Mexico) and 1,657 new hirings (1,542 in Mexico).

The headcount at Olivetti Multiservices decreased by 51 heads, mainly as a result of the spin-off of the Property and Project units to Pirelli Real Estate (47 heads) under Project Tiglio.

The average number of employees in the Olivetti Group in 2002 was 107,079, of which 101,789 with the Telecom Italia Group.


                                     * * *

On 27 May a frame agreement was signed with the Telecom Italia Trade Unions to ensure the correct sizing of the workforce in relation to the 2002 - 2004 Industrial Plan. Accordingly, on 30 July a union agreement was signed to place 3,803 Telecom Italia S.p.A. employees on mobility schemes. Similar agreements were reached during the rest of the year for other Group companies, affecting a total of approximately 380 resources.


                           19 | Report on Operations

Also in connection with the frame agreement, accords were drawn up for the recruitment of 350 young people in Telecontact Center and 110 young people in the Telecom Italia Domestic Wireline Business Unit.

On 12 December procedures for the transfer of Blu S.p.A. staff to TIM were completed.

On 25 June 2002, Olivetti Tecnost completed negotiations with the Trade Unions with regard to the Group Industrial Recovery Plan. The Plan includes special professional skills re-training programmes for approximately 300 employees involved in the Group's industrial re-organisation.

                           20 | Report on Operations

Financial review

The Group

The Olivetti Group posted a net loss after taxes of 773 million euros for financial 2002 (3,090 million euros in 2001); before amortisation of consolidation goodwill relating to Telecom Italia, it had a positive net result of 520 million euros (a loss of 1,791 million euros in 2001).

The 2,317 million euros improvement in the net result was largely due to lower losses at Telecom Italia for 575 million euros and at the Parent Company Olivetti S.p.A. for 1,681 million euros, the latter improvement arising chiefly as the result of lower net financial charges for 158 million euros, net income from non recurring items of 449 million euros and the writedown of the Telecom Italia equity investment posted in the statutory accounts purely for tax purposes; this writedown generated an overall benefit on consolidated income of 1,078 million euros, including deferred tax assets of 609 million euros whose recovery is reasonably certain.

Group net financial indebtedness at 31 December 2002 totalled 33,399 million euros (18,118 million euros for the Telecom Italia Group), a decrease of 4,963 million euros against 31 December 2001 (38,362 million euros).

Olivetti Group total shareholders' equity at 31 December 2002 was 20,624 million euros (26,353 million euros at 31 December 2001); excluding minority interests, shareholders' equity attributable to the Parent Company was 11,640 million euros (12,729 million euros at 31 December 2001).

A significant factor in the decrease of 5,729 million euros in total shareholders' equity was the Telecom Italia Group dividend payout of 3,649 million euros to minority shareholders.

Aggregate capital investments amounted to 7,024 million euros - relating in the main to the Telecom Italia Group (6,921 million euros) - subdivided as follows:
3,291 million euros for tangible assets (3,258 million euros for the Telecom Italia Group), 1,956 million euros for intangible assets (1,930 million euros for the Telecom Italia Group) and 1,777 million euros for financial assets (1,708 million euros for the Telecom Italia Group).


                           21 | Report on Operations

Group business performance

2002 business performance is reflected in the reclassified statement of income set out below, which also includes data for 2001. The statement classifies income components by nature, with separate disclosure of non-recurring income and expense items.

                                                                                                                   Changes
(in millions of euros)                                        Year 2002         %   Year 2001         %     absolute        %
-----------------------------------------------------------   ---------       ----- ---------------------   -------------------
Net revenues                                                     31,408       100.0    32,016       100.0      (608)       (1.9)
Operating costs:
Labour                                                           (4,727)      (15.1)   (4,877)      (15.2)      150         3.1
Materials and services                                          (12,668)      (40.3)  (13,458)      (42.1)      790         5.9
Grants                                                               20         0.1        26         0.1        (6)      (23.1)
Depreciation of tangible assets                                  (3,807)      (12.1)   (4,080)      (12.7)      273         6.7
Amortisation of intangible assets:
Consolidation goodwill                                           (2,142)       (6.8)   (2,278)       (7.1)      136)        6.0
Other                                                            (1,320)       (4.2)   (1,283)       (4.0)      (37)       (2.9)
Provisions for writedowns and risks                                (776)       (2.5)     (758)       (2.4)      (18)       (2.4)
Other income (charges), net                                          28         0.1        30         0.1        (2)       (6.7)
-----------------------------------------------------------   ---------       ----- ---------------------   -------------------
Result before interest and taxes (EBIT) and non recurring
income and charges                                                6,016)       19.2     5,338        16.7       678        12.7
-----------------------------------------------------------   ---------       ----- ---------------------   -------------------
Non recurring income:
Gains on disposals and other non-recurring income (*)             2,990         9.5       999         3.1     1,991       199.3
Non recurring charges:
Losses on disposals and other non-recurring charges (*)          (8,486)      (27.0)   (4,354)      (13.6)   (4,132)      (94.9)
-----------------------------------------------------------   ---------       ----- ---------------------   -------------------
EBIT                                                                520         1.7     1,983         6.2    (1,463)      (73.8)
-----------------------------------------------------------   ---------       ----- ---------------------   -------------------
Income from equity investments, net                                  57         0.1       221         0.7      (164)      (74.2)
Financial charges, net                                           (2,307)       (7.3)   (3,105)       (9.7)      798        25.7
Value adjustments to financial assets                              (786)       (2.5)   (2,196)       (6.9)    1,410        64.2
-----------------------------------------------------------   ---------       ----- ---------------------   -------------------
Result before taxes                                              (2,516)       (8.0)   (3,097)       (9.7)      581        18.8
-----------------------------------------------------------   ---------       ----- ---------------------   -------------------
Taxes                                                             2,210)        7.0      (579)       (1.8)    2,789       481.7
-----------------------------------------------------------   ---------       ----- ---------------------   -------------------
Result after taxes before minority interest                        (306)       (1.0)   (3,676)      (11.5)    3,370        91.7
-----------------------------------------------------------   ---------       ----- ---------------------   -------------------
Minority interests                                                 (467)       (1.5)      586         1.8    (1,053)     (179.7)
-----------------------------------------------------------   ---------       ----- ---------------------   -------------------
Net result for the year                                            (773)       (2.5)   (3,090)       (9.7)    2,317        75.0
===========================================================   =========       ===== =====================   ===================

(*) the amounts concerning the Telecom Italia Group have been classified as extraordinary items in the consolidated accounts of this latter.

Group revenues amounted to 31,408 million euros, compared with 32,016 million euros in 2001, a decrease of 1.9% (up 3.1% on a comparable basis and net of the exchange-rate effect).

Revenues at the Telecom Italia Group, which accounted for 96.8% of the total, increased by 3.8% excluding the exchange rate effect and the changes in the consolidation area.




                           22 | Report on Operations

The revenue increase at the Telecom Italia Group reflected the positive performance of the Mobile Business Unit and revenue growth at the Internet and Media Business Unit, offset by a lower contribution from the Domestic Wireline Business Unit, where, despite a 2.4% increase in minutes, traffic revenues fell by 8.3% due to the lower average traffic yield.

Olivetti Group - Third party revenues

                                                            Changes
(in millions of euros)        Year 2002    Year 2001  absolute        %
---------------------------   ---------    ---------  --------   -------
TELECOM ITALIA GROUP           30,400.4     30,817.6    (417.2)     (1.4)
OLIVETTI TECNOST GROUP            906.1      1,075.7    (169.6)    (15.8)
OLIVETTI MULTISERVICES             75.8         68.2       7.6      11.1
WEBEGG GROUP (*)                   25.6         54.2     (28.6)    (52.8)
---------------------------   ---------    ---------  --------   -------
Total Group                    31,407.9     32,015.7    (607.8)     (1.9)
===========================   =========    =========  ========   =======

(*) Consolidated in Telecom Italia Group from 30 June 2002

Operating costs and other net charges amounted to 25,392 million euros (22,985 million euros for the Telecom Italia Group), a reduction of 1,286 million euros on 2001 (26,678 million euros, of which 24,074 million euros for the Telecom Italia Group). As a percentage of revenues, excluding amortisation of consolidation goodwill, the heading decreased by 2.2 percentage points (74.0% in 2002 compared with 76.2% in 2001).

Labour costs at 4,727 million euros decreased by 150 million euros from 2001 (down 3.1%) and the ratio to revenues, despite the reduction in revenues from the previous year, also decreased slightly (from 15.2% in 2001 to 15.1% in 2002).

The decrease was due to the change in the consolidation area and also to the reduction in labour costs at Telecom Italia S.p.A. following the introduction of mobility schemes.

Costs of materials and services decreased by 790 million euros (down 5.9%), largely due to continuing action to improve efficiency, the impact of which was partly offset by higher costs, especially at the Brazilian companies being started up by the Mobile Business Unit.

The ratio of material and service costs to revenues was 40.3%, compared with 42.1% in 2001.

Depreciation and amortisation charges amounted to 7,269 million euros (7,641 million euros in 2001), comprising 3,462 million euros for amortisation of intangible assets (including 2,142 million euros relating to goodwill on the acquisition of equity investments in subsidiary companies) and 3,807 million euros for depreciation of tangible assets. The 136 million euros reduction in goodwill amortisation charges was mainly due to the goodwill writedowns applied in 2001. The ratio of this heading to revenues was 23.1%, down from 23.8% in 2001.

Provisions for writedowns and risks amounted overall to 776 million euros (758 million euros in 2001) as follows:


                           23 | Report on Operations

o 752 million euros for the Telecom Italia Group (733 million euros in 2001) including:

     - 599 million euros for writedowns on trade receivables (specifically, 339 million euros at Telecom Italia, 57 million euros at the Seat Pagine Gialle Group, 40 million euros at the Entel Chile Group and 51 million euros at TIM);

     -    153 million euros of provisions for risks and charges;

o 24 million euros for provisions and writedowns at other Olivetti Group companies (25 million euros in 2001).

EBIT before non-recurring income and charges for 2002 was therefore positive, at 6,016 million euros, with an improvement of 678 million euros (up 12.7%) from the previous year (5,338 million euros).

Non-recurring income amounted to 2,990 million euros (999 million euros in 2001). It consisted of 2,553 million euros of capital gains from the year's disposals (465 million euros in 2001) and 437 million euros of sundry income (534 million euros in 2001).

Capital gains from disposals totalled 2,553 million euros, of which 2,413 million euros at the Telecom Italia Group, as follows:

o 1,245 million euros from the sale of the entire 26.89% shareholding in AUNA;

o 484 million euros from the sale of the 19.61% shareholding in Bouygues Decaux Telecom (BDT);

o 234 million euros from the sale of the entire 100% shareholding in EMSA and Telimm as well as of real estate and activities as part of Project Tiglio;

o 133 million euros from the acceptance by the Finsiel Group of the public tender offer on Lottomatica;

o 115 million euros from the sale to Telekom Austria (in which Telecom Italia indirectly holds 14.78%) of the entire 25% shareholding owned by the Mobile Business Unit in Mobilkom Austria;

o 110 million euros from the sale of the entire 40% shareholding in Telemaco Immobiliare;

o    70 million euros from the sale of 100% of Telespazio;

o    22 million euros from other minor sales.

The 140 million euros of capital gains posted by the other Group companies included:

o 107 million euros from the acceptance by Olivetti S.p.A. and Olivetti International S.A. of the public tender offer on Lottomatica;

o 26 million euros from the sale of the entire shareholding in OMS2, as part of Project Tiglio;

o    7 million euros from other disposals.

     Other non-recurring income totalling 437 million euros included 401 million euros at the Telecom Italia Group, as follows:

o 131 million euros from recovery of pre-amortisation interest in respect of integration charges pursuant to Law no. 58/1992 paid on a conditional basis to the Italian National Insurance Board (INPS) until 1999, after the dispute was resolved in favour of Telecom Italia;

o 270 million euros of other income, including 77 million euros from use of reserves (essentially use of part of the reserve for risks and charges provided in 2001 by Telecom Italia S.p.A. to cover charges relating to the agreement for the sale of Stream to News Corp. and Vivendi Universal/Canal+, when the sale did not take place), 9 million euros of contributions and 184 million euros of sundry income.

                           24 | Report on Operations

The 36 million euros of other non-recurring income posted by the other Group companies included 21 million euros from the reversal of redundant reserves provided in previous years.

Non-recurring charges amounted overall to 8,486 million euros (4,354 million euros in 2001) and included 8,375 million euros for the Telecom Italia Group (3,947 million euros in 2001), as follows:

o 6,237 million euros of equity investment writedowns to reflect enduring impairments of value (2,984 million euros in 2001), as follows:
     - writedown of goodwill and the call option on Seat Pagine Gialle shares for a total of 3,486 million euros; such items were written down to market value (based on the average ordinary share price for the last six months of 2002), following the Telecom Italia Group's decision to view the Seat Pagine Gialle Directories operation as a non-core business. In 2001, with regard to the call option, a provision of 569 million euros was posted under financial charges;
     - writedown of goodwill relating to consolidated companies for a total of 225 million euros, Blu (103 million euros), Digitel Venezuela (75 million euros), other subsidiaries (47 million euros);
     - the equity investment in Aria - Is Tim Turchia (2,341 million euros): the investment was written off in full (1,491 million euros) and a provision was made to the reserve for risks and charges to cover Group exposure to this associated company (850 million euros). The provision was commensurate to the guarantees provided by the Group in favour of international financial institutes that had granted loans to Aria - Is Tim and to the loan granted directly by the Group;
     - writedown of goodwill on Netco Redes (96 million euros) and other companies (46 million euros) and a provision to align the purchase price by Seat Pagine Gialle of an additional stake in Consodata to the value of the company as determined by an appraisal (43 million euros).

The 2,984 million euros writedown on equity investments applied in 2001 referred to goodwill writedowns on consolidated companies (9Telecom Group, Entel Bolivia, Entel Chile Group, Maxitel Group, Tele Celular Sul Group, Tele Nordeste Celular Group, Tim Brasil, Med1 Group and some companies in the Seat Group) and on companies valued with the equity method (GLB Servicos Interativos, Solpart Participacoes, Telekom Austria, Nortel Inversora Group) and to other provisions relating to equity investments.

o 316 million euros of charges incurred following the sale of the equity investment in the 9Telecom Group. Specifically, considering the loss recorded prior to the sale, the French 9Telecom Group generated an overall charge to Telecom Italia Group income for the first nine months of 2002 of 389 million euros (267 million euros after taxes);
o 135 million euros of capital losses on the sale of 75 million shares (representing 15% of capital) of Telekom Austria A.G. in November 2002. Following the sale, the Telecom Italia Group's stake in Telekom Austria A.G. decreased to 14.78%;
o 494 million euros of charges and provisions relating to personnel retirements and mobility schemes (including a 379 million euros charge at Telecom Italia);
o 235 million euros of charges relating to non-recurring operations on equity investments;
o 79 million euros of financial charges on the amount payable to the Italian National Insurance Board (INPS) for re-absorption of the ex Telephone Sector Employees Pension Fund (FPT) and 74 million euros for an extraordinary contribution to INPS to cover increased financial requirements following the integration of the FPT with the Employees Pension Fund;

                           25 | Report on Operations

o 190 million euros of writedowns on fixed assets relating in the main to mobile telephone companies in Brazil and 38 million euros for capital losses on fixed-asset disposals;
o 194 million euros of provisions, including 135 million euros for guarantees provided on the sale of equity investments and company businesses and 59 million euros for other provisions;
o    383 million euros of other sundry charges.

Non-recurring charges for the other Group companies amounted to 111 million euros (407 million euros in 2001) and included 62 million euros of capital losses on the sale of the Seat Pagine Gialle equity investment, 32 million euros of provisions relating to risks on equity investments, 4 million euros of charges relating to the public tender offer on Lottomatica and 13 million euros for miscellaneous charges.

The Group therefore posted positive consolidated EBIT of 520 million euros, compared with 1,983 million euros in 2001.

Net income from equity investments amounted to 57 million euros (221 million euros in 2001) and included 18 million euros for the Telecom Italia Group (154 million euros in 2001), 35 million euros for Olivetti S.p.A. from dividends on non-consolidated equity investments and 4 million euros for other Olivetti Group companies.

Interest expense and other financial charges, net, amounted to 2,307 million euros (3,105 million euros in 2001), of which 1,499 million euros related to the Telecom Italia Group (2,153 million euros in 2001) and 808 million euros to the other Group companies (952 million euros in 2001).

Net financial charges at the Telecom Italia Group decreased by 654 million euros (down 30.4%), for 85 million euros as a result of the decrease in net financial indebtedness, offset in part by exchange rate trends, (which had a negative impact on debt at a number of South American companies), and as a result of the provision for the call option on Seat Pagine Gialle shares (569 million euros in 2001) which in 2002 was classified under non-recurring charges.

Net financial charges for the other companies decreased by 144 million euros as a result of lower financial exposure and debt re-financing at less costly conditions.

Value adjustments to financial assets generated an overall charge of 786 million euros, including 682 million euros for the Telecom Italia Group as follows:

o 80 million euros for amortisation of goodwill arising on the purchase of equity investments in companies valued with the equity method, a reduction of 236 million euros compared with 2001, due to goodwill writedowns posted in 2001;
o the Group's share of income and losses of companies valued with the equity method, with a negative balance of 386 million euros (-1,300 million euros in 2001); this reflected losses at Stream for a total of 246 million euros (241 million euros in 2001), at Aria Is Tim (Turkey) for 171 million euros (334 million euros in 2001), and a positive balance of 31 million euros on the results of the other investee companies;
o a writedown of 176 million euros on securities and equity investments held as current assets (291 million euros in 2001) and of 40 million euros on securities held as fixed assets (49 million euros in 2001).

                           26 | Report on Operations

In 2001, this heading also reflected the results of the equity investments in the Nortel Inversora Group (238 million euros), the AUNA Group (203 million euros) and the Astrolink writedown (259 million euros) taken by Telespazio upon termination of the project. In 2002 the equity investment in Nortel Inversora was unchanged from the consolidated book value at 31 December 2001, when it was prudently written down to zero. The consolidated book value of the AUNA Group and Astrolink at 31 December 2001 was maintained until the sale of these investments, respectively, on 1 August 2002 and 30 November 2002. Value adjustments at the other Group companies totalled 104 million euros, including 69 million euros relating to 41.4 million Telecom Italia shares held as current assets and valued at market prices at 31 December 2002.

Under the heading income taxes the Group posted income of 2,210 million euros for financial 2002 (a charge of 579 million euros in 2001). This referred to the Parent Company Olivetti S.p.A. for 1,603 million euros (largely as a result of the writedown of the Telecom Italia equity investment solely for tax purposes; this produced a positive overall tax effect of 1,078 million euros, including deferred tax assets of 609 million euros) and to the Telecom Italia Group for 688 million euros (also largely as a result of deferred tax assets), offset by tax charges posted by the other Group companies for an overall amount of 81 million euros.

Income attributable to minority interests reflected a loss of 467 million euros (income of 586 million euros in 2001) and included 472 million euros of income attributable to Telecom Italia Group minority shareholders.

The Group net result for financial 2002 reflected a loss of 773 million euros (a loss of 3,090 million euros in 2001); excluding amortisation of goodwill on the acquisition of Telecom Italia, the Group had net income of 520 million euros (a loss of 1,791 million euros in 2001).

                           27 | Report on Operations

Analysis of the Group balance sheet

The condensed reclassified balance sheet of the Group at 31 December 2002 is set out below:

(in millions of euros)                      31.12.2002           %   31.12.2001        %   Changes
-----------------------------------------   ----------------------   -------------------   -------
Short-term assets:
Financial resources                              7,894         9.4        8,641      9.2      (747)
Operating assets                                14,981        18.0       15,250     16.2      (269)
-----------------------------------------   ----------------------   -------------------   -------
Total short-term assets                         22,875        27.4       23,891     25.4    (1,016)
-----------------------------------------   ----------------------   -------------------   -------
Medium/long-term assets:
Financial assets                                   495         0.6          705      0.7      (210)
Intangible fixed assets                         34,561        41.4       39,220     41.6    (4,659)
Tangible fixed assets                           19,449        23.3       22,097     23.5    (2,648)
Other assets                                     6,004         7.3        8,314      8.8    (2,310)
-----------------------------------------   ----------------------   -------------------   -------
Total medium/long-term assets                   60,509        72.6       70,336     74.6    (9,827)
-----------------------------------------   ----------------------   -------------------   -------
Total assets                                    83,384       100.0       94,227    100.0   (10,843)
-----------------------------------------   ----------------------   -------------------   -------
Short-term liabilities:
Short-term debt                                  7,984         9.6        9,961     10.6    (1,977)
Operating liabilities                           18,396        22.1       17,010     18.0     1,386
-----------------------------------------   ----------------------   -------------------   -------
Total short-term liabilities                    26,380        31.7       26,971     28.6      (591)
-----------------------------------------   ----------------------   -------------------   -------
Medium/long-term liabilities:
Medium/long-term debt                           33,804        40.5       37,747     40.1    (3,943)
Other medium/long-term liabilities               2,576         3.1        3,156      3.3      (580)
-----------------------------------------   ----------------------   -------------------   -------
Total medium/long-term liabilities              36,380        43.6       40,903     43.4    (4,523)
-----------------------------------------   ----------------------   -------------------   -------
Total liabilities                               62,760        75.3       67,874     72.0    (5,114)
-----------------------------------------   ----------------------   -------------------   -------
Total shareholders' equity                      20,624        24.7       26,353     28.0    (5,729)
-----------------------------------------   ----------------------   -------------------   -------
Total liabilities and shareholders' equity      83,384       100.0       94,227    100.0   (10,843)
=========================================   ======================   ===================   =======

Short-term assets at 31 December 2002 totalled 22,875 million euros compared with 23,891 million euros at 31 December 2001.

Specifically, the net decrease of 269 million euros in short-term operating assets arose from a decrease of 107 million euros at the Telecom Italia Group (largely due to the reduction in trade receivables) and from a decrease of 162 million euros at the other companies, mainly the Tecnost Group, also chiefly as a result of a reduction in trade receivables.

Medium/long-term assets amounted to 60,509 million euros with a net decrease of 9,827 million euros from 70,336 million euros at 31 December 2001.

Specifically, medium/long-term financial assets at 31 December 2002 were 495 million euros and comprised 465 million euros for the prepayment of redemption premiums on the Olivetti 1.5% 2001-2004 and Olivetti 1.5% 2001-2010 bonds issued by the Parent Company in 2001 and on the Olivetti Finance


                           28 | Report on Operations

1% 2000-2005 bond exchangeable for Telecom Italia shares issued in 2000, for residual amounts not accruing in 2002.

The decrease of 210 million euros arose mainly from the portion of the prepayment on the above redemption premiums accrued in the year 2002 and from write off of the prepayment on the redemption premium on Olivetti Finance N.V. 1% 2000-2005 notes, which were bought back and subsequently cancelled.

Intangible fixed assets amounted to 34,561 million euros compared with 39,220 million euros at the end of 2001, a decrease of 4,659 million euros, which arose mainly from the amortisation charge of 3,462 million euros and goodwill writedowns of 1,903 million euros (including 1,544 million euros for the Seat equity investment), from other decreases of 1,250 million euros offset by additions totalling 1,956 million euros.

Tangible fixed assets decreased by 2,648 million euros of which 2,466 million euros for the Telecom Italia Group.

Other medium/long-term assets decreased by 2,310 million euros, reflecting a decrease of 3,001 million euros for the Telecom Italia Group (mainly for equity investment disposals and writedowns), offset in part by an addition of 691 million euros at the other Group companies, including 609 million euros of deferred tax assets at Olivetti S.p.A. as a result of the writedown of the Telecom Italia equity investment purely for tax purposes.

Short-term liabilities at 31 December 2002 amounted to 26,380 million euros, down by 591 million euros from 26,971 million euros at 31 December 2001.

Specifically, short-term debt (7,984 million euros at 31 December 2002) decreased by 1,977 million euros, reflecting a decrease for the Telecom Italia Group of 3,338 million euros offset by an increase of 1,361 million euros for the other Group companies.

Short-term operating liabilities increased by 1,386 million euros, reflecting a rise of 1,782 million euros at the Telecom Italia Group offset by a decrease of 396 million euros for the other companies (the latter consisting mainly of payment of previously provided charges of 125 million euros relating to Olivetti Finance financing operations and use of the Olivetti S.p.A. reserve for risks and charges for 167 million euros).

Medium/long-term liabilities amounted to 36,380 million euros with a decrease of 4,523 million euros from 40,903 million euros at 31 December 2001.

Specifically, medium/long-term debt amounted to 33,804 million euros (including 15,018 million euros for the Telecom Italia Group) with a decrease of 3,943 million euros including 1,065 million euros for the Telecom Italia Group.

Debt for the other Group companies decreased by 2,878 million euros, mainly as a result of operations to restructure debt and improve the maturity profile.

Medium/long-term non-financial liabilities decreased by 580 million euros, of which 338 million euros for companies outside the Telecom Italia Group.

                           29 | Report on Operations

Capital invested at 31 December 2002 and related funding is illustrated in the table below:

(in millions of euros)                      31 12 2002            %     31 12 2001            %    Changes
-----------------------------------------   -----------------------     -----------------------    -------
Short-term operating assets                     14,981         26.5         15,250         22.5       (269)
Short-term operating liabilities               (18,396)       (32 5)       (17,010)       (25.1)    (1,386)
-----------------------------------------   -----------------------     -----------------------    -------
Operating working capital                       (3,415)        (6.0)        (1,760)        (2.6)    (1,655)
Intangible fixed assets                         34,561         61.0         39,220         57.8     (4,659)
Tangible fixed assets                           19,449         34.4         22,097         32.6     (2,648)
Other assets                                     6,004         10.6          8,314         12.2     (2,310)
-----------------------------------------   -----------------------     -----------------------    -------
Capital invested (A)                            56,599        100.0         67,871        100.0    (11,272)
-----------------------------------------   -----------------------     -----------------------    -------
Medium/long-term non financial liabilities       2,576          4.5          3,156          4.6       (580)
Minority interests                               8,984         15.9         13,624         20.1     (4,640)
Group shareholders' equity                      11,640         20.6         12,729         18.8     (1,089)
-----------------------------------------   -----------------------     -----------------------    -------
Total non financial sources (B)                 23,200         41.0         29,509         43.5     (6,309)
-----------------------------------------   -----------------------     -----------------------    -------
Net financial indebtedness (A-B)                33,399         59.0         38,362         56.5     (4,963)
=========================================   =======================     =======================    =======

Capital invested (56,599 million euros) decreased by 11,272 million euros from the end of 2001. Of the total, 41% was funded by non-financial sources, mainly total shareholders' equity (20,624 million euros, a decrease of 5,729 million euros from 26,353 million euros at 31 December 2001 as analysed earlier in this Report). Net financial indebtedness funded the remaining 59% (56.5% at 31 December 2001).

Olivetti Group net financial indebtedness at 31 December 2002 amounted to 33,399 million euros, a decrease of 4,963 million euros from 38,362 million euros at 31 December 2001.

                                                                     31.12.2002                     31.12.2001
                                                          -----------------------------    -----------------------------
                                                          Telecom                          Telecom
                                                           Italia      Other      Total     Italia     Other       Total    Changes
(in millions of euros)                                     Group      companies    (a)      Group     companies     (b)       (a-b)
---------------------------------------------------       -------     ---------  ------    -------    ---------   ------     -------
Current portions of medium/long-term debt                   2,677        773      3,450      1,669        270      1,939      1,511
Other payables to banks and other lenders                   2,412        965      3,377      6,833        300      7,133     (3,756)
Financial payables to Olivetti Group companies                                                   -        612          -(*)
Interest accruals and deferrals                               441        716      1,157        366        523        889        268
Liquid funds                                               (1,588)    (4,765)    (6,353)    (2,701)    (4,621)    (7,322)       969
Financial receivables                                        (683)      (328)    (1,011)      (804)       (90)      (894)      (117)
Financial receivables from Olivetti Group                                             -                  (612)         -(*)
companies
Interest accruals and prepayments                            (159)      (371)      (530)      (116)      (309)      (425)      (105)
---------------------------------------------------       -------     ---------  ------    -------    ---------   ------     -------
Total short-term net financial indebtedness
(resources) (A)                                             3,100     (3,010)        90      5,859     (4,539)     1,320     (1,230)
---------------------------------------------------       -------     ---------  ------    -------    ---------   ------     -------
Bonds and other medium/long-term debt                      15,018     18,786     33,804     16,083     21,664     37,747     (3,943)
Other medium/long-term financial assets                                 (495)      (495)                 (705)      (705)       210
---------------------------------------------------       -------     ---------  ------    -------    ---------   ------     -------
Total medium/long-term net financial
indebtedness(B)                                            15,018     18,291     33,309     16,083     20,959     37,042     (3,733)
---------------------------------------------------       -------     ---------  ------    -------    ---------   ------     -------
Total net financial indebtedness (A+B)                     18,118     15,281     33,399     21,942     16,420     38,362     (4,963)
===================================================       =======     =========  ======    =======    =========   ======     =======
(*) after intercompany balances elimination entries


                           30| Report on Operations

(in millions of euros)                                                Year 2002
--------------------------------------------------------------        ---------
Telecom Italia Group
Capital expenditure                                                      4,842
Goodwill                                                                   369
Financial investments                                                    1,708
Payment of dividends:
to Olivetti S p A                                                        1,296
to third parties                                                         3,649
Payment to JP Morgan for strike price reduction                            500
Operating cash flows                                                   (10,390)
Disposals                                                               (5,698)
Others                                                                    (100)
--------------------------------------------------------------        ---------
Financial surplus of the Telecom Italia Group                           (3,824)
--------------------------------------------------------------        ---------
Other companies
Disposals                                                                 (592)
Dividend proceeds from Telecom Italia S p A                             (1,296)
Financial charges and other disbursements, net                             749
--------------------------------------------------------------        ---------
Financial surplus of other companies                                    (1,139)
--------------------------------------------------------------        ---------
Total net financial surplus                                             (4,963)
==============================================================        =========

Disposals for the Telecom Italia Group (5,698 million euros) reflected 2002 disposals, net of related charges, for an overall 4,771 million euros. They consisted mainly of the sale of AUNA (1,998 million euros), Bouygues Decaux Telecom (750 million euros), Mobilkom Austria (756 million euros), Lottomatica (212 million euros), Sogei (176 million euros), Telemaco Immobiliare (192 million euros), Immsi (69 million euros), Tiglio (328 million euros), Telekom Austria (559 million euros), Telespazio (239 million euros), 9Telecom (529 million euros) and other minor sales (21 million euros).

Disposals for the other companies in the Olivetti Group reflected 2002 equity investment sales, mainly the sale of Lottomatica (179 million euros), Seat (131 million euros), Tiglio (223 million euros) and Webegg (57 million euros).


                                     * * *

The main financial operations transacted by the Olivetti Group in 2002 are described below.

Telecom Italia Group

o    Bond issue

In February, a 2.5 billion euro bond was issued, divided into two fixed-rate tranches of 1.25 billion euros each, maturing on 1 February 2007 and 1 February 2012. The issue is part of the "Global Note Programme" for the restructuring of Group debt; the overall amount of the programme was raised from 10 to 12 billion dollars following a resolution adopted by the Board of Directors on 18 December 2001.


                           31 | Report on Operations

o Closure of the revised agreements for put/call options on Seat Pagine Gialle S.p.A. shares

On 25 February, Telecom Italia and the JPMorgan Chase Group signed the final agreements relating to the re-negotiation of the put and call options on, respectively, approximately 711 million and approximately 661 million Seat Pagine Gialle shares. The preliminary agreements were originally stipulated on 4 December 2000.

Specifically, the option exercise price was reduced from 4.2 euros to 3.4 euros per share; in return, Telecom Italia would pay JPMorgan Chase an amount of approximately 569 million euros on the original expiry date in December 2005; alternatively it may make early payment of this amount after discounting back.

The revised agreements also eliminate early exercise of the options for both parties. The options therefore expire on 6 December 2005. Telecom Italia retains early exercise rights on a portion of its call options - approximately half of the overall amount - in blocks, as from December 2004.

The revised agreements achieve the aim of deferring exercise of the JPMorgan Chase put until the final expiry in December 2005, thus allowing Telecom Italia to avoid the possible impact of a single large outlay in 2003.

The economic effects of the reduction in the option exercise price were reflected in the 2001 financial statements.

o    Equity investment acquisitions and disposals

Sale of Lottomatica

In February 2002 the Market IT Business Unit (Finsiel group) accepted the public tender offer on Lottomatica, raising proceeds of 212 million euros and a capital gain of 73 million euros for the Telecom Italia Group consolidated net result.

Sale of BDT - Bouygues Decaux Telecom

In March 2002 the Telecom Italia Group sold the TIM International equity investment in BDT (19.61%), which controls the French operator Bouygues Telecom, raising proceeds of 750 million euros and a capital gain of 266 million euros for the Telecom Italia Group consolidated net result.

Sale of Mobilkom Austria

On 28 June 2002, TIM International N.V. sold its entire stake (25%) in Mobilkom Austria to Telekom Austria (in which Telecom Italia International held a 14.78% stake at 31.12.2002), raising proceeds of 756 million euros and a capital gain of 64 million euros for the Telecom Italia Group consolidated net result

Sale of Sogei

On 31 July 2002 Finsiel closed the sale of Sogei to the Fiscal Policies Department of the Ministry of the Economy and Finance, with an impact of 176 million euros on Telecom Italia Group net financial indebtedness.

Sale of AUNA

On 1 August 2002 the Telecom Italia Group sold its equity investment in AUNA to Endesa, Union Fenosa and Banco Santander Central Hispano. The sale was originally planned for December. The transaction


                           32 | Report on Operations
raised proceeds of 1,998 million euros for the Telecom Italia Group and a capital gain of 1,033 million euros for the Telecom Italia Group consolidated net result.

Sale of Telemaco Immobiliare

On 1 August 2002 Telemaco Immobiliare was sold to Mirtus, a company indirectly controlled by the US Whitehall real estate fund promoted by the Goldman Sachs Group, raising proceeds of 192 million euros and a net capital gain of 64 million euros for the Telecom Italia Group.

Purchase of EPIClink

On 2 August 2002, having received approval from the Antitrust Authority, Telecom Italia purchased 86% of EPIClink S.p.A. for a price of 60.2 million euros. The equity was sold by Edisontel S.p.A.(30.3%), Pirelli S.p.A. (25.3%; Pirelli is a Telecom Italia related party through the Chairman and Chief Executive Officer Carlo Buora), IntesaBci S.p.A. (20%), E_voluzione (8%) and Camozzi Holding (2.4%). As a result of this transaction, EPIClink ownership is as follows: Telecom Italia 86%, Pirelli 5%, IntesaBci 5%, Camozzi 2%, E_voluzione 2%. Telecom Italia also committed to acquire the residual stake (14%) for an overall price of 10 million euros.

Sale of 9Telecom

On 26 August, the Telecom Italia Group closed the sale of the equity investment in 9Telecom and the simultaneous purchase of 7% of LDCom. The transactions had a net negative impact of 267 million euros on Telecom Italia Group income.

Sale of a portion of Solpart Participacoes

On 27 August the Telecom Italia Group reached an agreement with its partners in Solpart (which indirectly controls Brasil Telecom) to reduce its ordinary shareholding from 37.29% to 19% through the sale of 18.29% of ordinary share capital to Timepart Participacoes and Techold Participacoes. The transaction removed the regulatory obstacles blocking the start-up of a GSM 1800 commercial offer by the local TIM subsidiaries. Options have been agreed by both parties, to be exercised under certain conditions, that would restore the situation quo ante.

Purchase of an additional stake in Stet Hellas

In August, TIM International NV, a TIM subsidiary, acquired from the Verizon Europe Holding II group a 17.45% stake in Stet Hellas, in which it already held 63.95%, for a price of 108 million euros. The operation makes TIM International NV the sole industrial shareholder and the reference shareholder of Stet Hellas, and is part of the Group strategy to rationalise its international portfolio by consolidating its position in the Mediterranean.

Purchase of an additional stake in Netesi

In August, after receiving approval from the Antitrust Authority, the Telecom Italia Group purchased a 69.10% shareholding in Netesi, of which it already held 17.98%, for a price of 11 million euros.


                           33 | Report on Operations

Purchase of Pagine Utili

On 11 September 2002 Telecom Italia reached an agreement with Pagine Italia S.p.A. for the purchase of the Pagine Utili directories business, which has approximately 60,000 subscribers.

Telecom Italia will pay Pagine Italia a consideration of 214 million Seat ordinary shares held by the Telecom Italia Group, representing 1.9% of Seat ordinary share capital.

Closing is subject to approval by the AGCM Authority (the Italian Antitrust Authorities). Following the observations in the report of the AGCM, on 16 January 2003 Telecom Italia and Pagine Italia S.p.A. agreed to withdraw the notice of acquisition of the Pagine Utili business unit.

They also agreed to extend the term of the contract in order to re-formulate the purchase with a view to possible re-presentation to the Authority.

The contract provides in any case for an exclusive consideration to Pagine Italia S.p.A., of 6.6% of the total number of Seat Pagine Gialle shares to be paid in the event of closure.

Procedures for the merger of the Pagine Utili unit with Seat Pagine Gialle will be drawn up once the transaction has closed.

Telecom Italia - News Corporation agreement

On 1 October, Telecom Italia signed contracts with the News Corporation Group ("News"), its partner in Stream, and with Vivendi Universal ("Vivendi"), currently the controlling shareholder of Telepiu, for the acquisition of Telepiu by Stream and the subsequent creation of a single pay TV platform in Italy. Under the agreements, Telecom Italia will hold 19.9% of the single platform and News Corporation will hold the remaining 80.1%.

At closing, Telecom Italia will pay 31.84 million euros for 19.9% of Telepiu and will waive the receivables from Stream at the end of 2002 due to the Group companies, for approximately 147 million euros (the full amount was provided in 2001). By the same token, News Corporation will waive receivables due to Stream for a similar amount.

The contract is subject to approval by the European Antitrust Authority which will issue a ruling by the end of April 2003.

Sale of the equity investment in Consiel

On 3 October 2002 the sale - between Finsiel and World Investment Partners S.A.
- of the shares representing the entire share capital of Consiel was completed with the endorsement of the shares in favour of the purchaser.

The total amount paid by World Investment Partners S.A. was equal to 1 million euros.

Purchase of 100% of Blu S.p.A.

On 7 October TIM closed the preliminary contract signed on 7 August for the purchase of 100% of Blu S.p.A., which was subsequently merged with TIM S.p.A. The operation had previously been approved by the Competition & Market Authority, after the favourable ruling issued by the Communications Authority. The merger deed was drawn up on 18 December 2002, when the final sale price of 83 million euros was set. The merger took effect on 23 December 2002.


                           34 | Report on Operations

Project Tiglio

On 29 October the frame agreement drawn up by the Pirelli, Olivetti-Telecom Italia and The Morgan Stanley Real Estate Funds groups closed, with the merger of the parties' respective real estate assets and property management services providers.

Under the agreement, the assets of Tiglio I and Tiglio II will be enhanced in 2003 through a market operation implemented as part of a strategy for the development of the real-estate market, opening up important opportunities for the Telecom Italia Group to optimise the value of its current shareholdings in the two vehicles.

Specifically, through a series of transactions, the Telecom Italia Group transferred assets totalling 1,360 million euros to Tiglio I and Tiglio II. Of these assets, 50 million euros related to Seat Pagine Gialle, approximately 840 million euros related to property spun off to Emsa Immobiliare as a result of the nonproportional split-up of IM.SER, and 470 million euros related to other assets. The operation generated gross income of 229 million euros for Telecom Italia S.p.A. and 234 million euros for the Telecom Italia Group (with an impact of 150 million euros on the Telecom Italia Group net result).

The Pirelli Group companies involved in the operation are Pirelli S.p.A. (a related party of Telecom Italia through the Chairman and the Chief Executive Officer Carlo Buora) and Pirelli & C. Real Estate S.p.A. (a related party of Telecom Italia through the Chairman, the Chief Executive Officer Carlo Buora and the Director Carlo Alessandro Puri Negri).

Sale of Telespazio

In November Telecom Italia and Finmeccanica closed the agreement of 2 August 2002 for the sale of Telespazio. The transaction generated a positive impact of 239 million euros on Telecom Italia Group financial indebtedness, and a net capital gain of 36 million euros for Telecom Italia Group income.

Sale of the Viasat equity investment

On 18 November 2002, Seat Pagine Gialle S.p.A. and Finsatel sold their respective shareholdings of 33.54% and 16.46% in Viasat S.p.A. to Exe Fin S.p.A., for an aggregate amount of approximately 2.5 million euros; the transaction also eliminated the equity investment indirectly held in Viasat Assistance S.p.A.

Sale of Telekom Austria

In November Telecom Italia International N.V. organised placement of 75 million Telekom Austria AG shares (representing 15% of capital). The placement price was fixed at 7.45 per share. The operation raised gross proceeds of 559 million euros, with a loss of 135 million euros on the Telecom Italia Group's consolidated net result.

The operation reduced the Telecom Italia Group's equity investment in Telekom Austria from 29.78% to 14.78%.

Sale of the equity investment in Informatica Trentina

On 21 November, Finsiel disposed of its equity investment (40.41%) in Informatica Trentina in favour of DeDa Srl, a company controlled by Deltadator S.p.A. (Sequenza Group) for an amount equal to approximately 8.7 million euros, with a capital gain recorded in the Telecom Italia consolidated financial statements of 4 million euros.


                           35 | Report on Operations

Sale of IMMSI

On 22 November Telecom Italia sold its equity investment in IMMSI to the "Omniapartecipazioni" company. The selling price was 69 million euros, with a positive impact of 41 million euros for Telecom Italia S.p.A..

Sale of Fintech

On 20 December 2002, Telecom Italia Lab sold its shareholding in Fintech S.p.A. (50% of share capital) to the Belgian company Euroqube S.A., for an amount of
4.75 million euros, of which approximately half was settled at closing; the outstanding consideration will be paid over the following 12 months.

Sale of Tele Pay Roll Services

On 20 December Telecom Italia signed an agreement with Accenture for the sale of 100% of TE.SS - Tele Pay Roll Services, which handles payroll services for the Telecom Italia Group. The selling price is approximately 10 million euros. The transaction, part of the Telecom Italia Group plan to dispose of non-core operations, closed on 28 February 2003, when title to the capital stock was transferred.

Purchase of an equity investment in Mediocredito Centrale S.p.A.

On 27 December 2002 in execution of an agreement signed in July, the purchase of a 3% stake in Mediocredito Centrale S.p.A. was finalised at a price of 36 million euros

Sale of Telekom Srbija

On 28 December 2002 the Telecom Italia Group announced an agreement for the sale to PTT Serbia of its 29% shareholding in Telekom Srbija. On 20 February 2003 the contract was signed and closing is expected to take place by the end of May.

PTT will pay a consideration of 195 million euros: 120 million euros are to be paid in four monthly amounts as from February 2003 and the remaining sum in 6 six-monthly amounts as from January 2006. The shares involved in the transaction will be deposited with an international bank until payment of the consideration has been completed.

Project Ortensia

On 24 December 2002 Telecom Italia and the other shareholders of Tiglio I (MSMC Italy Holding BV, Olivetti, Seat Pagine Gialle and Pirelli) and Tiglio II (POPOY Holding B.V.) drew up a binding agreement with the Marzotto company - which became effective on 4 March 2003 - for the formation of a jointly owned vehicle to hold the land assets of Tiglio I e Tiglio II and the land assets owned directly and indirectly by Marzotto. The agreement provides for the transaction to be executed during 2003 through the spin-off from Tiglio I and Tiglio II of land assets and other related assets and liabilities to a company to which, under the agreement, Marzotto transferred its land assets at the end of December 2002. Based on the asset valuations currently available, on completion of the spin-offs, Telecom Italia will hold a share of approximately 28% of the company (at Group level, Seat Pagine Gialle will own a 1% share).

o    Telecom Italia share buy-back

In connection with the share buy-back authorised by the Telecom Italia Shareholders' Meeting of 7 November which began in March 2002, during the year Telecom Italia purchased 45,647,000 savings shares and 5,280,500 ordinary shares, for a total outlay of 287 million euros.


                           36 | Report on Operations

Other companies in the Olivetti Group

o In January 2002, Olivetti accepted the public tender offer for 100% of Lottomatica shares made by the De Agostini Group on 23 November 2001, at a price of 6.55 euros per share, after an improved bid. Olivetti tendered its equity in Lottomatica, which amounted overall to 27,451,550 shares representing 15.6% of the company's subscribed capital (of which 14.04% directly owned by Olivetti S.p.A. and 1.56% owned by the subsidiary Olivetti International S.A.).

     Also considering Finsiel S.p.A.'s 18.3% equity investment in Lottomatica, the overall cash inflow for the Olivetti-Telecom Italia Group was 391 million euros, with an aggregate capital gain of 367 million euros recorded in the statutory accounts of the companies.


o On 27 June 2002 the Telecom Italia and Olivetti Boards of Directors approved the acquisition by IT Telecom S.p.A. (100% Telecom Italia) of Olivetti S.p.A.'s 50% equity investment in Webegg S.p.A. The transaction price of 57.5 million euros was determined on the basis of assessments performed by KPMG Corporate Finance for Telecom Italia and UBM for Olivetti.

     The operation will allow Webegg's specific knowhow to be integrated with that of the Telecom Italia Group Information Technology division, with a view to forming competence centres providing services for the Group itself and on the open market.


                                     * * *

o On 29 January 2002 (with settlement date 12 February 2002), through a private placement with a select group of institutional investors, Olivetti International Finance N.V. re-opened the bond maturing in July 2009 for an additional amount of 250 million euros. As a result, total notes outstanding amount to 2,350 million euros.

o On 14 March 2002, through a private placement, Olivetti Finance N.V. issued a 500 million euro floating-rate bond, guaranteed by Olivetti S.p.A. The bond pays a quarterly coupon linked to 3-month Euribor + 130 basis points. The term is 3 years, which may be extended at the bondholders' option for subsequent 21-month periods up to a maximum overall term of 10 years.

o In April, the subsidiary Olivetti Finance N.V. successfully issued a multi-tranche bond. The operation raised proceeds totalling 1.5 billion euros, subdivided into two tranches maturing in 5 and 10 years. The terms of the issue are as follows:

first tranche
amount:                     1,000 million euros
issue date:                 24 April 2002
maturity:                   24 April 2007
coupon:                     6.50% per annum


                           37 | Report on Operations
second tranche
amount:                     500 million euros
issue date:                 24 April 2002
maturity:                   24 April 2012
coupon:                     7.25% per annum

o On 22 April 2002, through a private placement, Olivetti Finance N.V. issued a 20 billion yen bond with a fixed 3.55% six-monthly coupon maturing in May 2032 (callable annually by the issuer after the 10th year).

o With a private placement, Olivetti Finance N.V. issued a bond for 300 million euros on 29 May and for an additional 300 million euros on 17 June. The bond bears a floating-rate quarterly coupon with a spread of 1.25%, and matures on 3 January 2006.

o On 24 June 2002, all outstanding notes of the "Olivetti Finance N.V. floating-rate 1999-2004" bond were early redeemed (as allowed by the bond regulation and in execution of the resolution adopted by the company's Board of Directors), for an amount corresponding to the nominal value of the notes (5,150 million euros), plus interest accrued to date.

o In the second half of 2002, Olivetti Finance N.V. launched additional euro bonds:

     1) a zero-coupon bond (with settlement date 20 September 2002) exchangeable for Telecom Italia ordinary shares for approximately 385 million euros (350 million euros issued on 29 July, followed on 27 August by exercise of the greenshoe option for a further amount of approximately 35 million euros by Lehman Brothers as global co-ordinator), maturing in March 2004; the bond is exchangeable for 41,400,000 Telecom Italia ordinary shares (at a price of 9.30 euros per share) representing approximately 0.79% of ordinary share capital;

     2) a bond placed privately on 7 August as part of the Euro Medium Term Note (EMTN) Programme for 200 million euros and bearing a floating-rate coupon of 1.45% over EONIA, maturing in February 2005;

     3) a bond placed privately on 9 August as part of the EMTN Programme for 250 million euros, with an annual 7.77% coupon, maturing in August 2032.

     4) the re-opening on 3 October of three bonds under the EMTN Programme, to re-finance and extend the repayment profile of existing debt.

          The overall gross proceeds of 1,550 million euros were as follows:

          - 400 million euros on the "Olivetti Finance N.V. floating-rate 2002-2006" bond for an original amount of 600 million euros, increased to 1,000 million euros;

          - 650 million euros on the "Olivetti Finance N.V. 6.5% 2002-2007" bond for an original amount of 1,000 million euros, increased to 1,650 million euros;

          - 500 million euros on the "Olivetti Finance N.V. 7.25% 2002-2012" bond for an original 500 million euros, increased to 1,000 million euros.

Additionally, the above issues maturing in 2006 and 2007 were increased through private placements for 100 million euros each, thus raising the overall amounts to 1,100 million euros and 1,750 million euros respectively.

                           38 | Report on Operations

o On 18 December 2002 a debt-transfer operation took place by which Olivetti Finance N.V. (Netherlands) replaced Olivetti International Finance N.V. (Dutch Antilles) as the issuer of all the bonds already issued by the Antillean company under the EMTN Programme guaranteed by Olivetti S.p.A., as follows: the 4,950 million euro bond denominated "Euro Medium Term Note Programme 5.375% due 2004" and the 2,350 million euros bond denominated "Euro Medium Term Note Programme 6.125% due 2009".

o    On 23 December 2002 the following bonds were extinguished:

     - "Olivetti S.p.A. EONIA Linked notes 2001-2003" for a value of 400 million euros;

     - "Olivetti Finance N.V. 1% 2000-2005", exchangeable for Telecom Italia ordinary shares, for a nominal value of 1,235 million euros. As a result, the residual nominal loan amount decreased to 765 million euros;

     - "Olivetti Finance N.V. 5.375% 1999-2004" (originally issued by Olivetti International Finance N.V. for a nominal value of 750 million euros). As a result, the residual nominal loan amount decreased to 4,200 million euros.

                                     * * *

All bonds issued by Olivetti Finance N.V. and Olivetti International Finance N.V. are guaranteed by the Parent Company Olivetti S.p.A..

Information by sector (CONSOB communication no. 98084143)

A) Information by business sector

The consolidated statement of income showing the results of the operating companies adjusted for consolidation purposes and the consolidated reclassified balance sheet showing the balances of these companies adjusted for consolidation purposes are set out on the following pages. The results and balances for consolidation purposes differ from those disclosed in the companies' respective statutory financial statements at 31 December 2002. The main consolidation adjustments are the elimination of intercompany gains and depreciation charges on assets transferred within the Group, the reversal of tax-related entries made largely in respect of depreciation, the valuation of equity investments (equity investments in subsidiary companies, by definition, appear in the consolidated accounts as the appropriate portion of the company's net equity used for consolidation purposes) and other adjustments made to align the results of the individual companies with the accounting policies adopted by the Group.

                           39 | Report on Operations

Olivetti Group - Income Statement for the year 2002

                                                                                                           Telecom
                                                                                     Olivetti   Finance      Italia
(in millions of euros)                                                                S.p.A.   companies     Group
-----------------------------------------------------------------------------     ----------   ---------  -------------------

Third party revenues                                                                                       30,400.4
Revenues from Olivetti Group companies
-----------------------------------------------------------------------------     ----------   ---------  -------------------
TOTAL NET REVENUES                                                                                         30,400.4     100.0
Operating costs:
Labour                                                                               (13.8)      (0.6)     (4,532.0)    (14.9)
Materials and services                                                               (18.0)      (1.5)    (11,923.4)    (39.2)
Grants                                                                                                         19.0         -
Depreciation of tangible assets                                                       (0.9)      (0.1)     (3,783.3)    (12.4)
Amortisation of intangible assets:
Consolidation goodwill                                                            (1,309.2)      (1.3)       (829.9)     (2.7)
Others                                                                               (76.8)      (4.3)     (1,226.3)     (4.0)
Value adjustments and provision for risks and charges                                            (3.4)       (752.6)     (2.5)
Other income (costs), net                                                                        (0.1)      43.0           0.1
-----------------------------------------------------------------------------     ----------   ---------  -------------------
Result before interest and taxes (EBIT) and non recurring income and charges      (1,418.7)     (11.3)      7,414.9      24.4
-----------------------------------------------------------------------------     ----------   ---------  -------------------
Non recurring income                                                                 157.4        4.9       2,810.4       9.2
Non recurring charges                                                                (61.7)     (43.5)     (8,375.2)    (27.5)
-----------------------------------------------------------------------------     ----------   ---------  -------------------
EBIT                                                                              (1,323.0)     (49.9)      1,850.1       6.1
-----------------------------------------------------------------------------     ----------   ---------  -------------------
Income from equity investments                                                        34.8        3.3          18.4         -
Financial income and charges, net                                                   (771.7)     (66.5)     (1,499.4)     (4.9)
Value adjustments to financial assets                                                (90.5)     (13.7)       (682.0)     (2.2)
-----------------------------------------------------------------------------     ----------   ---------  -------------------
Result before taxes                                                               (2,150.4)    (126.8)       (312.9)     (1.0)
-----------------------------------------------------------------------------     ----------   ---------  -------------------
Taxes                                                                              1,602.6       (7.8)        687.9       2.3
-----------------------------------------------------------------------------     ----------   ---------  -------------------
Result after taxes before minority interests                                        (547.8)    (134.6)        375.0       1.2
-----------------------------------------------------------------------------     ----------   ---------  -------------------
Minority interests                                                                                           (472.2)     (1.6)
-----------------------------------------------------------------------------     ----------   ---------  -------------------
Net result for the year for consolidation purposes                                  (547.8)    (134.6)        (97.2)     (0.3)
=============================================================================     ==========   =========  ===================
(*) consolidated in Telecom Italia Group from 30 June 2002


                           40 | Report on Operations


        Olivetti
         Tecnost                    Olivetti                     Webegg         Consolidation              Total
          Group                   Multiservices                  Group           adjustments               Group
-----------------------    -------------------------       ------------------    -----------       -----------------------
    906.1                      75.8                        25.6                                    31,407.9
      7.9                      43.5                        19.5                       (70.9)              -
-----------------------    -------------------------       ------------------    -----------       -----------------------
    914.0        100.0        119.3           100.0        45.1        100.0          (70.9)       31,407.9        100.0


   (145.3)       (15.9)       (16.4)          (13.7)      (19.0)       (42.1)                      (4,727.1)       (15.1)
   (704.9)       (77.1)       (70.6)          (59.2)      (20.6)       (45.7)          70.9       (12,668.1)       (40.3)
      1.0          0.1                                                                                 20.0          0.1
    (13.4)        (1.5)        (8.7)           (7.3)       (0.6)        (1.3)                      (3,807.0)       (12.1)


     (0.1)        (0.0)                                    (0.9)        (2.0)          (0.6)       (2,142.0)        (6.8)
    (11.2)        (1.2)        (0.2)           (0.2)       (0.7)        (1.6)                      (1,319.5)        (4.2)
    (15.5)        (1.7)        (3.9)           (3.3)       (0.2)        (0.4)                        (775.6)        (2.5)
    (10.7)        (1.2)        (4.6)           (3.9)                                                   27.6          0.1
-----------------------    -------------------------       ------------------    -----------       -----------------------
     13.9          1.5         14.9            12.5         3.1          6.9           (0.6)        6,016.2         19.2
-----------------------    -------------------------       ------------------    -----------       -----------------------
      5.6          0.6          5.8             4.9         0.1          0.2            6.0         2,990.2          9.5
    (82.1)        (9.0)        (0.7)           (0.6)       (0.4)        (0.9)          77.6        (8,486.0)       (27.0)
-----------------------    -------------------------       ------------------    -----------       -----------------------
    (62.6)        (6.8)        20.0            16.8         2.8          6.2           83.0           520.4          1.7
-----------------------    -------------------------       ------------------    -----------       -----------------------
                                                                                                       56.5          0.1
    (17.4)        (1.9)        (2.3)           (1.9)        0.3          0.7           50.7        (2,306.3)        (7.3)
     (0.2)        (0.0)                                    (0.7)        (1.6)           0.6          (786.5)        (2.5)
-----------------------    -------------------------       ------------------    -----------       -----------------------
    (80.2)        (8.8)        17.7            14.8         2.4          5.3          134.3        (2,515.9)        (8.0)
-----------------------    -------------------------       ------------------    -----------       -----------------------
    (11.0)        (1.2)        (6.9)           (5.8)       (2.9)        (6.4)         (51.7)        2,210.2          7.0
-----------------------    -------------------------       ------------------    -----------       -----------------------
    (91.2)       (10.0)        10.8             9.1        (0.5)        (1.1)          82.6          (305.7)        (1.0)
-----------------------    -------------------------       ------------------    -----------       -----------------------
      4.1          0.4                                      0.2          0.4            0.8          (467.1)        (1.5)
-----------------------    -------------------------       ------------------    -----------       -----------------------
    (87.1)        (9.5)        10.8             9.1        (0.3)        (0.7)          83.4          (772.8)        (2.5)
=======================    =========================       ==================    ===========       =======================


                           41 | Report on Operations

Olivetti Group - Balance Sheet as of 31 december 2002 by company

                                                                         Telecom
                                                    Olivetti   Finance   Italia
(in millions of euros)                               S.p.A.   companies   Group
-------------------------------------------------------------------------------
Assets
Short-term assets                                     2,221     7,498    16,033
Medium/long-term assets:
Intangible                                              179        22    12,918
Tangible                                                  1    19,291
Other                                                23,975     9,200     4,620
-------------------------------------------------------------------------------
TOTAL ASSETS                                         26,376    16,720    52,862
-------------------------------------------------------------------------------
Liabilities
Short-term liabilities                                4,449     1,853    23,021
Medium/long-term liabilities                         12,896    14,493    17,505
-------------------------------------------------------------------------------
TOTAL LIABILITIES                                    17,345    16,346    40,526
-------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                            9,031       374    12,336
-------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           26,376    16,720    52,862
===============================================================================


                           42 | Report on Operations

  Olivetti
   Tecnost         Olivetti      Consolidation         Total
    Group        Multiservices    adjustments          Group
-------------------------------------------------------------------------------
     646              106           (3,629)           22,875

      31                1           21,410            34,561
      66               89                2            19,449
      18                8          (31,322)            6,499
-------------------------------------------------------------------------------
     761              204          (13,539)           83,384
-------------------------------------------------------------------------------

     587              127           (3,657)           26,380
     113               28           (8,655)           36,380
-------------------------------------------------------------------------------
     700              155          (12,312)           62,760
-------------------------------------------------------------------------------
      61               49           (1,227)           20,624
-------------------------------------------------------------------------------
     761              204          (13,539)           83,384
===============================================================================


                           43 | Report on Operations

Olivetti Group - Analysis of capital invested as of 31 december 2002 by company


                                                                        Telecom
                                                   Olivetti   Finance    Italia
(in millions of euros)                              S.p.A.    companies  Group
-----------------------------------------------   --------    --------- -------
Inventories                                                                411
Third party trade receivables, net                      1                8,084
Other assets                                        1,152        51      5,108
-----------------------------------------------   --------    --------- -------
Short-term operating assets                         1,153        51     13,603
-----------------------------------------------   --------    --------- -------
Third party trade payables                              9                5,687
Other liabilities                                     649       201     11,804
-----------------------------------------------   --------    --------- -------
Short-term operating liabilities                      658       201     17,491
-----------------------------------------------   --------    --------- -------
Operating working capital                             495      (150)    (3,888)
-----------------------------------------------   --------    --------- -------
Medium/long-term assets:
  Intangible                                          179        22     12,918
  Tangible                                              1               19,291
  Other                                            23,554       475      4,620
-----------------------------------------------   --------    --------- -------
A) CAPITAL INVESTED                                24,229       347     32,941
-----------------------------------------------   --------    --------- -------
Medium/long-term non-financial liabilities              3                2,487
Total shareholders' equity                          9,031       374     12,336
===============================================   ========    ========= =======
B) TOTAL NON FINANCIAL SOURCES                      9,034       374     14,823
===============================================   ========    ========= =======
C) NET FINANCIAL INDEBTEDNESS (RESOURCES) (A-B)    15,195       (27)    18,118
===============================================   ========    ========= =======


                           44 | Report on Operations

     Olivetti
      Tecnost          Olivetti      Consolidation        Total
       Group         Multiservices    adjustments         Group
  ------------       -------------   -------------     -----------
        150               23                                584
        192               27                              8,304
         98               35             (351)            6,093
  ------------       -------------   -------------     -----------
        440               85             (351)           14,981
  ------------       -------------   -------------     -----------
        168               41               (9)            5,896
        186               29             (369)           12,500
  ------------       -------------   -------------     -----------
        354               70             (378)           18,396
  ------------       -------------   -------------     -----------
         86               15               27            (3,415)
  ------------       -------------   -------------     -----------

         31                1           21,410            34,561
         66               89                2            19,449
         18                5          (22,668)            6,004
  ------------       -------------   -------------     -----------
        201              110           (1,229)           56,599
  ------------       -------------   -------------     -----------
         80                7               (1)            2,576
         61               49           (1,227)           20,624
  ------------       -------------   -------------     -----------
        141               56           (1,228)           23,200
  ------------       -------------   -------------     -----------
         60               54               (1)           33,399
  ============       =============   =============     ===========


                            45| Report on Operations

B) Other information

A geographical breakdown of revenues from sales and services is set out below:

                                                              Changes
(in millions of euros)                Year 2002   Year 2001   absolute      %
------------------------------------  ---------   ---------   ----------------
Italy                                  25,029.5    24,895.3    134.2      0.5
Other European countries                2,454.6     2,494.8    (40.2)    (1.6)
------------------------------------  ---------   ---------   ----------------
Total Europe                           27,484.1    27,390.1     94.0      0.3
------------------------------------  ---------   ---------   ----------------
North America                             452.1     1,088.0   (635.9)   (58.4)
Central and South America               2,776.5     2,759.2     17.3      0.6
Australia, Africa and Asia                695.2       778.4    (83.2)   (10.7)
------------------------------------  ---------   ---------   ----------------
Total Group                            31,407.9    32,015.7   (607.8)    (1.9)
====================================  =========   =========   ================



Intercompany transactions between different business sectors or geographical areas are conducted at market prices and are eliminated during consolidation.

Quarterly results of the Olivetti Group

                                                   Year 2002                             Year 2001
                                  ------------------------------------------  -----------------------------------------
                                    1st       2nd      3rd      4th            1st      2nd    3rd      4th
(in millions of euros)            quarter   quarter  quarter  quarter  Total  quarter quarter quarter  quarter  Total
--------------------------------  -------   -------  -------  -------  -----  ------- ------- -------  -------  -------
Revenues from sales and services   7,533      8,010    7,660    8,205  31,408   7,409   7,925   7,802    8,880   32,016
Result before interest and taxes
(EBIT) and non recurring income
and charges                        1,391      1,602    1,701    1,322   6,016   1,393   1,295    1,450   1,200    5,338
% EBIT before non recurring
  items on Revenues                18.5%     20.0%    22.2%    16.1%   19.2%   18.8%   16.3%     18.6%   13.5%    16.7%
EBIT                               2,041     1,161      941   (3,623)    520   1,482   1,372      (232)   (639)   1,983
% EBIT on Revenues                  27.1%     14.5%    12.3%   -44.2%    1.7%   20.0%   17.3%     -3.0%   -7.2%     6.2%
Net result                          (187)     (324)    (349)      87    (773)   (479)   (608)   (1,093)   (910)  (3,090)
Net result before amortisation
 of goodwill on Telecom Italia
 acquisitions                        136        (1)     (25)     410     520    (154)   (284)     (768)   (585)  (1,791)
--------------------------------  -------   -------  -------  -------  -----  ------- ------- -------  -------  -------


                           46 | Report on Operations

Research & Development

In 2002 most of the Telecom Italia Group's R&D operations were conducted by TILAB, in some cases in co-operation with Pirelli Lab. R&D staff totalled 1,081 heads.

Activities consisted of study and testing in the wireline and mobile telecommunications areas and in the Internet area.

Research on Internet and mobile applications focused on testing of integrated technological and application solutions for the multimedia offer, development of access solutions and solutions for management of broadband users, development and assessment of advanced solutions for user environments (terminals, domestic cabling, application platforms).

Switching and networking research focused on IP networks with the development of Content Delivery Networks. Other special areas of interest were Wireless LANs and innovative telephony solutions on packet-switching networks.

In the area of network infrastructures, work was concerned with the metropolitan and transportation network, new automatic switching fibre networks, and the access network, where innovative solutions based on copper and fibre links are being developed.

During 2002, 45 patents were filed, an increase of 13% from 2001.

Total R&D expenditure for the year amounted to approximately 109 million euros. Subsidies and low-interest loans for R&D expenses collected during the year or due to be collected by TILAB amounted to approximately 12 million euros.

                           47 | Report on Operations

The Parent Company

In 2002, the Parent Company Olivetti S.p.A. operated purely as a holding, mainly in the wireline and mobile telecommunications sector, through its equity investment in the Telecom Italia Group, and, through controlling equity investments, in other industries, including office and Internet products and services (Olivetti Tecnost S.p.A.), and real-estate services (Olivetti Multiservices S.p.A.).

The Company closed financial 2002 with a net loss of 6,240 million euros (a net loss of 871 million euros in 2001) after equity investment writedowns of 8,400 million euros (175 million euros in 2001), including a writedown of 8,051 million euros on Telecom Italia S.p.A. shares made exclusively for tax purposes.

Capital investments for 2002 totalled 225 million euros and referred to equity investments. This compared with 584 million euros in 2001, of which 430 million euros for equity investments and 153 million euros for intangible assets and 1 million for tangible assets.

At 31 December 2002 shareholders' equity totalled 9,031 million euros, a decrease of 6,204 million euros against 15,235 million euros at 31 December 2001. The decrease arose as a result of the loss of 6,240 million euros posted for 2002, offset by share capital increases for 36 million euros following the conversion of bonds and exercise of warrants, net of use of restricted reserves tied to bond conversion/warrant exercise.

Net financial indebtedness at the end of 2002 totalled 15,195 million euros, a decrease of 1,127 million euros from the end of 2001 (16,322 million euros), which arose largely as a result of collection of dividends and equity investment disposals set against outlays mainly for financial charges.


                           48 | Report on Operations

Business performance for 2002 is reflected in the income statement set out below, reclassified in compliance with the Consob model for industrial holding companies pursuant to communication no. 94001437 of 23 February 1994:

(in millions of euros)                             Year 2002  Year 2001 Changes
-------------------------------------------------  ---------  --------- -------
Financial income and charges
1. Income from equity investments                      1,979       85    1,894
2. Other financial income                                 41       37        4
3. Interest and other financial charges                 (813)    (966)     153
-------------------------------------------------  ---------  --------- -------
Total financial income and charges                     1,207)    (844)   2,051
-------------------------------------------------  ---------  --------- -------
Value adjustments to financial assets
4. Revaluations on equity investments                      -        -        -
5. Write-downs on equity investments                  (8,400)    (175)  (8,225)
-------------------------------------------------  ---------  --------- -------
Total value adjustments to financial assets           (8,400)    (175)  (8,225)
-------------------------------------------------  ---------  --------- -------
6. Other income from operations                           14       15       (1)
-------------------------------------------------  ---------  --------- -------
Other costs from operations
7. Non-financial services received                       (26)     (49)      23
8. Leases and rentals                                     (2)      (3)       1
9. Payroll                                               (14)     (13)      (1)
10. Depreciation, amortisation and write-downs           (72)     (64)      (8)
11. Provisions for risks                                   -     (192)     192
12. Other operational expenses                            (3)      (3)       -
-------------------------------------------------  ---------  --------- -------
Total other costs from operations                       (117)    (324)     207
-------------------------------------------------  ---------  --------- -------
Result from ordinary operations                       (7,296)  (1,328)  (5,968)
-------------------------------------------------  ---------  --------- -------
Extraordinary income and charges
13. Income                                               240       23      217
14. Charges                                              (76)     (16)     (60)
-------------------------------------------------  ---------  --------- -------
Extraordinary income                                     164        7      157
-------------------------------------------------  ---------  --------- -------
Result before taxation                                (7,132)  (1,321)  (5,811)
-------------------------------------------------  ---------  --------- -------
15. Taxation                                             892      450      442
-------------------------------------------------  ---------  --------- -------
Net income (loss) for the year                        (6,240)    (871)  (5,369)
=================================================  =========  ========= =======

The year's ordinary operations closed with a loss of 7,296 million euros compared with a loss of 1,328 million euros in 2001.

This result arose as follows:

o 2,020 million euros of financial income (122 million euros in 2001) including:
     - 1,979 million euros of dividends and related tax credits (85 million euros in 2001), of which 1,952 million euros from Telecom Italia (73 million euros in 2001, recorded as accrued), 14 million euros from Olivetti Multiservices, 7 million euros from Olivetti Finanziaria Industriale S.p.A., 4 million euros from Mediobanca and 2 million euros from other investee companies;


                           49 | Report on Operations

     - 41 million euros of other financial income (37 million euros in 2001) including:
          * 3 million euros from securities and reverse repurchase agreements classified under current assets (largely investments in government securities);
          * 7 million euros of interest income from subsidiary companies (on borrowings and interest-bearing current accounts);
          *    4 million euros of interest income on bank current accounts;
          * 10 million euros of interest income on receivables from tax authorities ceded without recourse in previous years;
          *    11 million euros for exchange rate gains;
          *    6 million euros of income on swaps;

o 813 million euros of interest expense and other financial charges (966 million euros in 2001), including:
     - 607 million euros to subsidiaries (814 million euros in 2001) in respect of borrowings and interest-bearing current accounts (of which 498 million euros to Olivetti Finance N.V. and 107 million euros to Olivetti Holding B.V.), with a decrease of 207 million euros from 2001;
     -    149 million euros on bond loans (62 million euros in 2001);
     - 3 million euros on medium/long-term borrowings (28 million euros in 2001);
     -    5 million euros for exchange rate losses (19 million euros in 2001);
     - 24 million euros from use of bank credit lines (29 million euros in 2001);
     -    14 million euros of swap charges;
     - 11 million euros on other financial operations (14 million euros in 2001);

o 8,400 million euros for writedowns of equity investments in subsidiary companies (175 million euros in 2001), including:
     - 8,051 million euros relating to Telecom Italia S.p.A. shares held as financial fixed assets, which were written down to the average market share price for the last six months in order to be eligible for tax benefits;
     - 69 million euros relating to Telecom Italia S.p.A. shares held as current assets, which were written down to market share prices at 30 December 2002;
     -    182 million euros relating to the equity investment in Olivetti
          Finance;
     - 98 million euros for writedowns and provisions on other equity investments.

o 14 million euros of other income from operations (15 million euros in 2001) consisting mainly of cost recoveries;

o 117 million euros in other costs of operations (324 million euros in 2001), including:
     - 26 million euros for non-financial services (49 million euros in 2001);
     - 72 million euros for depreciation and amortisation (63 million euros in 2001); this included 71 million euros in respect of intangible assets (62 million euros in 2001), of which 70 million euros for charges relating to share-capital increases and bonds subscribed in 2001;
     -    14 million euros for payroll costs (13 million euros in 2001);
     - 5 million euros in other costs of operations (6 million euros in 2001).

Extraordinary operations generated net income of 164 million euros, compared with net income of 7 million euros in 2001.

Extraordinary income amounted to 240 million euros, as follows:

- approximately 158 million euros from the sale of the Lottomatica equity investment;


                           50 | Report on Operations

-    72 million euros from the sale of the OMS2 equity investment;
- 9 million euros from the sale of the Webegg equity investment to the Telecom Italia Group;
-    1 million euros of other income.

Extraordinary charges amounted to 76 million euros (16 million euros in 2001), as follows:

-    71 million euros on the sale of Seat Pagine Gialle shares;
-    4 million euros on the sale of the Lottomatica equity investment;
-    1 million euros of other costs.

The heading Taxation reflects income of 892 million euros arising mainly from deferred tax assets (609 million euros) whose recovery is reasonably certain, booked as a result of the writedown of the Telecom Italia equity investment, and from the reversal of the reserve for deferred taxes provided in 2001, which became redundant (283 million euros).

The balance sheet of Olivetti S.p.A. at 31 December 2002 is laid out below:

(in millions of euros)         31.12.2002         %    31.12.2001         %        Changes
----------------------------   --------------------    --------------------     ----------

Short-term assets
Financial resources                1,068        4.0           314       0.9           754
Operating assets                   1,153        4.4           761       2.3           392
----------------------------   --------------------    --------------------     ----------
Total short-term assets            2,221        8.4         1,075       3.2         1,146
----------------------------   --------------------    --------------------     ----------
Medium/long-term assets
Financial receivables and
  marketable securities               16        0.1             -         -            16
Medium/long-term interest
  accruals and prepayments           405        1.5           495       1.5           (90)
Equity investments                22,888       86.8        31,409      94.3        (8,521)
Other assets                         846        3.2           316       1.0           530
----------------------------   --------------------    --------------------     ----------
Total medium/long-term assets     24,155       91.6        32,220      96.8        (8,065)
----------------------------   --------------------    --------------------     ----------
TOTAL ASSETS                      26,376      100.0        33,295     100.0        (6,919)
----------------------------   --------------------    --------------------     ----------
Short-term liabilities
Short-term debt                    3,791       14.4         6,343      19.1        (2,552)
Operating liabilities                658        2.5           580       1.7            78
----------------------------   --------------------    --------------------     ----------
Total short-term liabilities       4,449       16.9         6,923      20.8        (2,474)
----------------------------   --------------------    --------------------     ----------
Medium/long-term liabilities
Medium/long-term debt             12,893       48.9        10,788      32.4         2,105
Other liabilities                      3          -           349       1.0          (346)
----------------------------   --------------------    --------------------     ----------
Total medium/long-term
  liabilities                     12,896       48.9        11,137      33.4         1,759
----------------------------   --------------------    --------------------     ----------
TOTAL LIABILITIES                 17,345       65.8        18,060      54.2          (715)
----------------------------   --------------------    --------------------     ----------
SHAREHOLDERS' EQUITY               9,031       34.2        15,235      45.8        (6,204)
----------------------------   --------------------    --------------------     ----------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY            26,376      100.0        33,295     100.0        (6,919)
============================   ====================    ====================     ==========


Short-term assets at 31 December 2002 amounted to 2,221 million euros, an increase of 1,146 million euros from 1,075 million euros at 31 December 2001; this comprised an increase of 392 million euros in


                           51 | Report on Operations
operating assets and an increase of 754 million euros in financial resources (mainly cash of 379 million euros, financial assets and financial receivables due from third parties for 271 million euros and financial receivables due from subsidiary companies for 104 million euros).

Medium/long-term assets at 31 December 2002 amounted to 24,155 million euros, reflecting a net decrease of 8,065 million euros compared with 32,220 million euros at 31 December 2001, of which 8,521 million euros referred to equity investments; the decrease arose from the writedown of Telecom Italia shares to average market value in the second half of 2002 in order to be eligible for tax benefits (8,051 million euros) and from the sale of the Webegg, OMS2 and Seat Pagine Gialle equity investments.

Medium/long-term interest accruals and prepayments decreased by 90 million euros, mainly for the accrued portion of the redemption premium on the "Olivetti 1.5% 2001-2004" and "Olivetti 1.5% 2001-2010" bonds.

Other medium/long-term non-financial assets increased by 530 million euros (mainly reflecting deferred tax assets).

Short-term liabilities at 31 December 2002 amounted to 4,449 million euros, with a decrease of 2,474 million euros compared with 6,923 million euros at 31 December 2001.

This reflected a decrease of 2,552 million euros in debt offset in part by an increase of 78 million euros in operating liabilities. Specifically, the decrease of 2,552 million euros in debt arose mainly from a reduction of 2,890 million euros in amounts due to subsidiaries (including 1,905 million euros on interest-bearing current accounts) offset by an increase of 392 million euros in amounts due to banks and other lenders.

Medium/long-term liabilities at 31 December 2002 amounted to 12,896 million euros, an increase of 1,759 million euros from 11,137 million euros at 31 December 2001; this reflected an increase of 2,105 million euros in debt offset by a decrease of 346 million euros in other liabilities.

Specifically, the 2,105 million euros increase in medium/long-term debt consisted of an increase of 3,496 million euros in bonds, offset in part by a decrease of 1,559 million euros in amounts due to subsidiaries and a decrease of 52 million euros in amounts due to banks.

The table set out below analyses capital invested at 31 December 2002 and relating funding:

(in millions of euros)                     31.12.2002           %     31.12.2001           %    Changes
-----------------------------------------  ----------------------     ----------------------    -------
Short-term operating assets                     1,153         4.7            761         2.4        392
Short-term operating liabilities                 (658)       (2.7)          (580)       (1.8)       (78)
-----------------------------------------  ----------------------     ----------------------    -------
Operating working capital                         495         2.0            181         0.6        314
Long-term assets                               23,734        98.0         31,725        99.4     (7,991)
-----------------------------------------  ----------------------     ----------------------    -------
Capital invested (A)                           24,229       100.0         31,906       100.0     (7,677)
-----------------------------------------  ----------------------     ----------------------    -------
Medium/long-term non financial liabilities          3         -              349         1.1       (346)
Shareholders' equity                            9,031        37.3         15,235        47.7     (6,204)
-----------------------------------------  ----------------------     ----------------------    -------
Total non financial sources (B)                 9,034        37.3         15,584        48.8     (6,550)
-----------------------------------------  ----------------------     ----------------------    -------
Net financial indebtedness (A-B)               15,195        62.7         16,322        51.2     (1,127)
=========================================  ======================     ======================    =======

                           52 | Report on Operations

Capital invested was financed by debt for 62.7% (51.2% at the end of 2001) and by shareholders' equity for 37.3% (47.7% at the end of 2001).

Specifically, shareholders' equity decreased by 6,204 million euros during 2002 as follows:

o    a decrease of 6,240 million euros for the loss for 2002;

o share-capital increases of 36 million euros (net of 25 million euros arising from free issues effected through use of reserves following the re-denomination of share capital in euros) as a result of conversion of bonds and exercise of warrants.

At 31 December 2002 the Company had net financial indebtedness of 15,195 million euros (16,322 million euros at 31 December 2001), as follows:


(in millions of euros)                                 31.12.2002  31.12.2001    Changes
-----------------------------------------------------  ----------  ----------  ---------
Short-term financial resources
Liquid funds                                                (519)       (140)      (379)
Financial assets and receivables from third parties         (365)        (94)      (271)
Receivables from subsidiary companies                       (184)        (80)      (104)
-----------------------------------------------------  ----------  ----------  ---------
Total short-term financial resources                      (1,068)       (314)      (754)
-----------------------------------------------------  ----------  ----------  ---------
Short-term debt
Current portions of medium/long-term debt                     54          90        (36)
Bonds                                                          -          16        (16)
Bank borrowings and amounts due to other lenders             697         307        390
Amounts due to subsidiary companies                        3,040       5,930     (2,890)
-----------------------------------------------------  ----------  ----------  ---------
Total short-term debt                                      3,791       6,343     (2,552)
-----------------------------------------------------  ----------  ----------  ---------
Total short-term net financial indebtedness (A)            2,723       6,029     (3,306)
-----------------------------------------------------  ----------  ----------  ---------
Medium/long-term financial assets:
Amounts due for medium/long-term borrowings                  (16)          -        (16)
Medium/long-term interest accruals and prepayments          (405)       (495)        90
-----------------------------------------------------  ----------  ----------  ---------
Total medium/long-term financial assets                     (421)       (495)        74
-----------------------------------------------------  ----------  ----------  ---------
Medium/long-term debt
Bonds                                                      8,084 (*)   4,588      3,496)
Amounts due to subsidiary companies                        3,744       5,302     (1,558)
Amounts due to banks and other lenders                        55          98        (43)
Medium/long-term accrued interest expenses                 1,010         800        210
-----------------------------------------------------  ----------  ----------  ---------
Total medium/long-term debt                               12,893      10,788      2,105
-----------------------------------------------------  ----------  ----------  ---------
Total medium/long-term net financial indebtedness (B)     12,472      10,293      2,179
-----------------------------------------------------  ----------  ----------  ---------
Total net financial indebtedness (A+B)                    15,195      16,322     (1,127)
=====================================================  ==========  ==========  =========

(*) including 3,900 million euros subscribed by Olivetti Finance N.V.


                           53 | Report on Operations

The table set out below analyses the financial surplus generated in 2002:


(in millions of euros)                           Year 2002
-----------------------------------------------  ---------

Dividends collection from Telecom Italia            (1,296)
Disposals                                             (577)
Tax credits assignments                               (405)
Share capital increases                                (36)
Costs for bond issues and borrowings                    65
Settlement with Verizon (ex Bell Atlantic)              67
Cash disbursements for equity investments,
  loss coverages, capital restorations and other       137
Financial charges and other net disbursements          918
----------------------------------------------  ----------
Total net financial surplus                         (1,127)
==============================================  ==========


Dealings with related parties

Olivetti S.p.A.'s financial and commercial dealings with subsidiaries are conducted at normal market conditions and consist mainly of the provision of services, centralised treasury operations and, pursuant to its role as a holding company, coordination of the activities of the subsidiaries.


                                       Subsidiary       Associated
(in millions of euros)                  companies        companies
--------------------------------------  ---------        ---------
Dividend income (excluding tax credit)     1,263                 -
Other financial income                         7                 -
Financial charges                            607                 -
Other revenues                                12                 -
Purchase of goods and services                 4                 -
Trade and other receivables                  305                 -
Financial receivables                        183                16
Trade and other payables                       6                 -
Financial payables                        10,261                 -
--------------------------------------  ---------        ---------

Employee Stock Option Plans

1999-2001 Plan

During 1999, a "Three-Year 1999-2001" Stock Option Plan" for the benefit of approximately one hundred managers of Olivetti S.p.A. and its subsidiaries was approved as a tool to provide incentives and boost management loyalty. Authorised by a Directors' resolution of 9 June 1999 and supplemented with a subsequent resolution of 29 November 1999, the plan provided for a maximum of 48 million warrants, nontransferable inter vivos, to be assigned free of charge to the beneficiaries. Each warrant gave an option on one Olivetti ordinary share at an overall price (par value plus share premium) of 2,320 Italian lire (equivalent to 1.198 euros), for a maximum nominal share-capital increase of 48 billion Italian lire (approximately 24.8 million euros). This increase, resolved by the above-mentioned Board meetings in execution of the proxy pursuant to art. 2443 of the Italian Civil Code (granted by the Extraordinary Shareholders' Meeting of 7 April 1999) complied with the limits set by art. 134, par 2, of Legislative Decree 58/1998.


                           54 | Report on Operations

The warrants assigned could be exercised at pre-specified times during the three-year period and could be accumulated until the end of the plan (January
2002). The first tranche was exercised in December 1999 and the second and third tranches in 2001 and in January 2002 respectively. The evolution of the plan in 2001 and 2002 is illustrated in the table set out below:


                                                           Year 2002                                   Year 2001
                                        -------------------------------------------------    ------------------------
                                                         Average
                                            Number       exercise    Market     Number         Average        Market
                                                of        price      price       of           exercise price   price
                                            shares       (euros)    (euros)     shares          (euros)       (euros)       Notes
--------------------------------------  ------------   ---------   --------- ------------    ---------------  -------     ---------
Rights existing at 1st January           8,038,315             -     1.43     26,255,000                        2.24
New rights assigned                                                                    -                -          -
Rights exercised in the year            (5,654,982)        1.000     1.38    (18,216,685)     1.198/1.040       2.31       (1)(2)(3)
Rights expired in 2002                  (2,383,333)                  2.36              -
Rights existing at 31 December                   -                             8,038,315                -       1.44
======================================  ============   =========   ========= ============    ===============  =======     =========

(1)  Annual average share prices (Source: Bloomberg)
(2) Exercise price equivalent to 1 euro (as adjusted following the share capital increase in November 2001) for no. 5,654,982 rights, relating to year 2002
(3) Exercise price equivalent to 1.198 euro for 12,171,682 rights and 1,040 euros (as adjusted following the share capital increase in March 2001) for 6,045,003 rights, relating to year 2001

                                     * * *

2002-2004 Plans

On 24 February 2000 the Board of Directors approved a three-year stock option Plan from 1 January 2002 to 31 December 2004, assigning 29,500,000 warrants free of charge to approximately one hundred managers of the Company and its subsidiaries The warrants entitled the beneficiaries to subscribe to an equal number of Olivetti ordinary shares at a price of 3.308 euros per share (after adjustment for the share-capital increases of 2001), corresponding to the fair value of Olivetti ordinary shares at the date of the Board meeting.

The warrants were to be exercised in three tranches between 1 November and 15 December of 2002, 2003 and 2004, and could be accumulated until the end of the plan.

The relevant Directors' resolution, like that of the previous 1999-2001 plan, executed the proxy pursuant to art. 2443 of the Italian Civil Code granted by the Extraordinary Shareholders' Meeting of 7 April 1999. The Company did not implement any operations that could encourage subscription of shares by its employees, pursuant to art. 2358 of the Italian Civil Code.

Subsequently, on 9 February 2001, after reversing its previous resolution of 24 February 2000 as untimely and no longer appropriate for the purpose for which it had been intended, the Board of Directors approved a share-capital increase for a total of 29 million euros through the issue of 29 million shares at a price of 2.515 euros per share (after adjustment for the share-capital increases of 2001). The capital increase services a stock option plan for managers of the Company and its subsidiaries for the three years 2002-2004; with regard to stock options already assigned to managers on the payroll as of 24 February 2000 who have since left the Group (1,330,000 options), the original terms and conditions apply.


                           55 | Report on Operations

The Company has not implemented any operations that could encourage subscription of shares by its employees, pursuant to art. 2358 of the Italian Civil Code.

At 31 December 2002, all the stock options assigned in connection with the two Directors' resolutions illustrated above (30,330,000 rights, of which 1,330,000 to be exercised at a unit price of 3.308 euros and 29,000,000 to be exercised at a unit price of 2.515 euros) were still unexercised. They entitled the beneficiaries to subscribe 30,330,000 Olivetti shares (the share market price at 31 December 2002 was 0.969 euros).


                           56 | Report on Operations

Shares in Olivetti S.p.A. and its subsidiaries held by Directors, Statutory Auditors and Chief Operating Officer of Olivetti S.p.A. (CONSOB Regulation no. 11971/1999 and subsequent amendments)

In compliance with CONSOB Regulation no. 11971/1999 and subsequent amendments, shares issued by Olivetti S.p.A. and its subsidiaries that are owned by Company Directors, Statutory Auditors and Chief Operating Officer are detailed below.

                                              (1)                          (2)                     (3)                    (4)

                                                                        Shares held at
                                                                           31.12.2001
                                                                        (or at date of
                                                                     appointment, if during  Type of        Type
                                              Investee company             the year 2002)    shares      of ownership    Modalities
-------------------------------------------   ----------------       ----------------------  ------      ------------    ----------
Board of Directors

Chairman
TESONE Antonio                                Olivetti S.p.A.                      224       ordinary   full ownership     indirect
                                              Telecom Italia Mobile S.p.A.         625       ordinary   full ownership     indirect
Deputy Chairman and Chief Executive Officer
TRONCHETTI PROVERA Marco                      -                                      0           -           -                -
Deputy Chairman
BENETTON Gilberto                             -                                      0           -           -                -
Chief Executive Officer
BUORA Carlo                                   -                                      0           -           -                -
Directors
CAPRIO Lorenzo                                -                                      0           -           -                -
CIRLA Giorgio                                 -                                      0           -           -                -
FABRIZI Pier Luigi                            -                                      0           -           -                -
GERONZI Cesare                                Olivetti S.p.A.                   15,250       ordinary   full ownership     direct
                                              Telecom Italia S.p.A.                  0       ordinary   full ownership     direct
                                              Telecom Italia S.p.A.              4,950        savings   full ownership     direct
                                              Telecom Italia Mobile S.p.A.       5,000       ordinary   full ownership     direct
                                              Seat Pagine Gialle                23,000       ordinary   full ownership     direct
                                              S.p.A.
MION Gianni                                   -                                      0           -           -                -
NATTINO Giampietro                            -                                      0           -           -                -
PIERRI Paola                                  -                                      0           -           -                -
PIRELLI Alberto                               Telecom Italia S.p.A.                550       ordinary   full ownership(**) direct

                                              Telecom Italia Mobile S.p.A.         750       ordinary   full ownership(**) direct

                                              Seat Pagine Gialle                 3,000       ordinary   full ownership(**) direct
                                              S.p.A.
PURI NEGRI Carlo Alessandro                   -                                      0           -           -                -
ROCCO di TORREPADULA Giancarlo                -                                      0           -           -                -
TREVISAN Dario                                Olivetti S.p.A. (*)                6,961       ordinary   full ownership     direct
                                              Seat Pagine Gialle                 1,000       ordinary   full ownership     direct
                                              S.p.A.
VARISCO Alberto                               Seat Pagine Gialle                 5,000       ordinary   full ownership     direct
                                              S.p.A.
Former Directors
BONDI Enrico                                  -                                      0           -           -                -
MODIANO Pietro                                -                                      0           -           -                -
-------------------------------------------   ----------------       ----------------------  ------      ------------    ----------
Board of Statutory Auditors

Chairman
FORNASARI Angelo                              -                                      0           -           -                -
Regular Auditors
BENNANI Vittorio                              -                                      0           -           -                -
CARAMANTI Franco                              Telecom Italia S.p.A.             20,000        savings   full ownership(**) indirect


Chief Operating Officer
ARIAUDO Corrado                               Olivetti S.p.A.                        0       ordinary   full ownership     direct
                                              Telecom Italia S.p.A.             50,000       ordinary   full ownership     direct
                                              Telecom Italia S.p.A.            200,000        savings   full ownership     direct
                                              Telecom Italia Mobile S.p.A.      25,000       ordinary   full ownership     direct
====================================================================================================================================

                                                  (5)         (6)        (7)

                                                                         Shares held
                                               Number         Number    at 31.12.2002
                                               of shares    of shares  (or at date of
                                               purchased       sold      resignation)
--------------------------------------------   ---------    ---------    ------------
Board of Directors

Chairman                                          0              0               224
TESONE Antonio                                    0              0               625

Deputy Chairman and Chief Executive Officer       0              0                 0
TRONCHETTI PROVERA Marco
Deputy Chairman                                   0              0                 0
BENETTON Gilberto
Chief Executive Officer                           0              0                 0
BUORA Carlo
Directors                                         0              0                 0
CAPRIO Lorenzo                                    0              0                 0
CIRLA Giorgio                                     0              0                 0
FABRIZI Pier Luigi                           59,475         74,725                 0
GERONZI Cesare                                3,980          2,180             1,800
                                              7,250          6,600             5,600
                                              4,900          2,900             7,000
                                             13,000         36,000                 0

                                                  0              0                 0
MION Gianni                                       0              0                 0
NATTINO Giampietro                                0              0                 0
PIERRI Paola                                      0              0               550
PIRELLI Alberto
                                                  0              0               750

                                                  0              0             3,000

                                                  0              0                 0
PURI NEGRI Carlo Alessandro                       0              0                 0
ROCCO di TORREPADULA Giancarlo                    0              0             6,961
TREVISAN Dario                                    0              0             1,000


VARISCO Alberto                                   0              0             5,000

Former Directors
BONDI Enrico                                      0              0                 0
MODIANO Pietro                                    0              0                 0
--------------------------------------------   ---------    ---------    ------------

Board of Statutory Auditors

Chairman
FORNASARI Angelo                                  0              0                 0
Regular Auditors
BENNANI Vittorio                                  0              0                 0
CARAMANTI Franco                                  0              0            20,000
--------------------------------------------   ---------    ---------    ------------
Chief Operating Officer                     533,332(***)   233,332           300,000
ARIAUDO Corrado                                   0              0            50,000
                                                  0              0           200,000
                                                  0              0            25,000
============================================   =========    =========    ============

  (*) The number of shares owned at 31 December 2001 is adjusted with respect to data contained in the Annual Report 2001

 (**) Operations carried out by separate company-managed asset portfolio

(***) Through exercise of stock options



                           57 | Report on Operations

Other information

     At 31 December 2002 Olivetti S.p.A. treasury stock comprised 2,697,500 ordinary shares with a par value of 1 euro per share, arising from the conversion of an equal number of savings shares following approval by the Extraordinary Shareholders' Meeting of 4 July 2000 of the compulsory conversion of preferred and savings shares into ordinary shares. The shares, which are stated in the accounts at a unit carrying value of 0.852 euros, also arise from shareholder-approved purchases of stock from employees of the Company and its subsidiaries as a result of fulfilment of the conditions of the relative share offer regulations requiring that the shares be sold back to the Company.

The Shareholders' Meeting of 4 October 2000 authorised the Board of Directors, pursuant to art. 2357 ter, par 1, to dispose of all the above-mentioned treasury shares by 31 December 2002 through the distribution, in one or more operations, of non-compulsory purchase options to former employees of the Company and its subsidiaries who continue to provide services for the Group.

Equity investment writedowns pursuant to current tax laws

The Telecom Italia equity investment writedown (8,051.1 million euros), pursuant to art. 2426 par 2 of the Italian Civil Code, was recorded in the Company's Statutory Financial Statements in compliance with tax laws in order to obtain tax benefits for which the Company would not otherwise be eligible; the writedown reduced carrying value by an amount equivalent to the difference between the book value and the arithmetic mean value of daily share prices in the second half of the year, as envisaged under art. 66, par 1 bis of Presidential Decree no. 917/1986.

Had this writedown not been applied, Olivetti S.p.A. would have posted positive result before taxes for financial 2002 of 919 million euros, reflecting an improvement equal to the writedown amount; its result, net of the taxation that would otherwise have been applied, would have been positive (733.1 million euros), reflecting an improvement of 6,973.1 million euros, which would also have been reflected in shareholders' equity at 31 December 2002.

Following the above equity investment writedown, the consolidated result reflected the combined benefit of the lower tax payable by Olivetti S.p.A. and the deferred tax assets posted by Olivetti S.p.A., for a total of 1,078 million euros; had the writedown not been applied, the Olivetti Group consolidated net result and shareholders' equity would have been worse by a similar amount.

Since the above differences arose, as illustrated above, from the writedown of equity investments applied pursuant to art. 2426 par 2 of the Italian Civil Code, they will be retained unchanged in future financial statements, as will the related tax benefits.


                           58 | Report on Operations

Annual report on the company's system of Corporate Governance

The Company's system of corporate governance has been gradually enhanced to ensure maximum transparency and efficient management. It takes the Voluntary Code of Conduct drawn up by Borsa Italiana as its frame of reference.


Composition and duties of the Board of Directors

The 16-member Board of Directors acting in 2002 was elected by the ordinary Shareholders' Meeting of 13 October 2001; later, two Directors were co-opted to replace outgoing Directors who resigned. The table below showing the composition of the Board of Directors specifies for each Director the position held, the expiry of his or her mandate and important positions held other than in the Company.

Name                           Office                     Date of appointment  Expiry date         Other offices
----------------------------   ------------------------   -------------------  ------------------  ---------------------------------
Antonio Tesone                 Chairman                   13 October 2001      2003 Annual Report  Chairman Olivetti International
                                                                               approval            S.A.; Director Sogefi S.p.A and
                                                                                                   Sema S.p.A.
----------------------------   ------------------------   -------------------  ------------------  ---------------------------------
Marco Tronchetti Provera       Deputy Chairman and        13 October 2001      2003 Annual Report  Chairman Telecom Italia S.p.A.,
                               Chief Executive Officer                         approval            Olimpia S.p.A., Pirelli & C.
                                                                                                   S.a.p.A., Pirelli & C. Real
                                                                                                   Estate S.p.A., Camfin S.p.A.;
                                                                                                   Chairman and Chief Executive
                                                                                                   Officer Pirelli S.p.A.; Deputy
                                                                                                   Chairman Confindustria; Director
                                                                                                   Fondazione Teatro alla Scala and
                                                                                                   Universita Commerciale Luigi
                                                                                                   Bocconi; Chairman of the Council
                                                                                                   for Italo-American Relations,
                                                                                                   member of the Assonime Steering
                                                                                                   Committee, of the European Round
                                                                                                   Table of Industrialists, of the
                                                                                                   Italian Group of the Trilateral
                                                                                                   Commission, of the International
                                                                                                   Advisory Board of Allianz, of
                                                                                                   the International Council of
                                                                                                   J.P. Morgan and of New York
                                                                                                   Stock Exchange European Advisory
                                                                                                   Committee.
----------------------------   ------------------------   -------------------  ------------------  ---------------------------------
Gilberto Benetton              Deputy Chairman            13 October 2001      2003 Annual Report  Chairman Autogrill S.p.A.,
                                                                               approval            Benfin S.p.A., C.F.I. S.p.A.,
                                                                                                   Edizione Holding S.p.A.,
                                                                                                   Edizione Property S.p.A.,
                                                                                                   Ragione S.a.p.a. di G. Benetton
                                                                                                   & C., Verde Sport S.p.A.; Deputy
                                                                                                   Chairman Fondazione Benetton,
                                                                                                   Telecom Italia S.p.A., Olimpia
                                                                                                   S.p.A.; Sole Director of Regia
                                                                                                   S.r.l. and Immobiliare Marca
                                                                                                   S.r.l.; Director of Benetton
                                                                                                   Group S.p.A., Area Nord
                                                                                                   Concessionaria di Pubblicita,
                                                                                                   Banca Antoniana Popolare Veneta,
                                                                                                   Impresa Tipografica Veneta,
                                                                                                   Mediobanca S.p.A., Pirelli
                                                                                                   S.p.A., Schemaventotto S.p.A.,
                                                                                                   Sep S.p.A., Societa Finanziaria
                                                                                                   Editrice San Marco, HMS Host
                                                                                                   Corp., Autostrade S.p.A., Beni
                                                                                                   Stabili S.p.A., Lloyd Adriatico
                                                                                                   S.p.A., Autopistas C.E.S.A.
----------------------------   ------------------------   -------------------  ------------------  ---------------------------------

                           59 | Report on Operations

Name                           Office                     Date of appointment  Expiry date         Other offices
----------------------------   ------------------------   -------------------  ------------------  ---------------------------------

Enrico Bondi                   Chief Executive Officer    13 October 2001      5 September 2002
                                                                               (resignations)
----------------------------   ------------------------   -------------------  ------------------  ---------------------------------
Carlo Buora                    Chief Executive Officer    13 October 2001      2003 Annual Report  Chaiman of Telecom Italia Mobile
                                                                               approval            S.p.A.; Chief Executive Officer
                                                                                                   of Telecom Italia S.p.A. and
                                                                                                   Pirelli S.p.A.; Director of
                                                                                                   Olimpia S.p.A., Pirelli & C.
                                                                                                   S.a.p.A., Pirelli & C Real
                                                                                                   Estate S.p.A., Pirelli Societe
                                                                                                   Generale S.A., Pirelli & C.
                                                                                                   Ambiente S.p.A., Pirelli
                                                                                                   International Ltd., Pirelli & C.
                                                                                                   Real Estate Ltd., Pirelli Labs
                                                                                                   S.p.A., HDP Holding di
                                                                                                   Partecipazioni S.p.A.,
                                                                                                   Mediobanca S.p.A., RAS S.p.A.
                                                                                                   and Tecnost S.p.A; Member of
                                                                                                   Board of Management of Pirelli
                                                                                                   Cable Holding N.V..
----------------------------   ------------------------   -------------------  ------------------  ---------------------------------
Lorenzo Caprio                 Director                   13 October 2001      2003 Annual Report  Statutory Auditor of Commercial
                                                                               approval            Union Previdenza, Commercial
                                                                                                   Union Assicurazioni, Commercial
                                                                                                   Union Life and Commercial Union
                                                                                                   Insurance; Professor of
                                                                                                   Corporate Finance at Universita
                                                                                                   Cattolica del Sacro Cuore in
                                                                                                   Milan and Professor of Corporate
                                                                                                   Finance and Corporate banking at
                                                                                                   Italian Switzerland University
                                                                                                   of Lugano.
----------------------------   ------------------------   -------------------  ------------------  ---------------------------------
Giorgio Cirla                  Director                   13 October 2001      2003 Annual Report  Chief Executive Officer of
                                                                               approval            Interbanca S.p.A.; Chairman of
                                                                                                   Interbanca International
                                                                                                   Holding SA; Director of SNIA
                                                                                                   S.p.A., Sirti S.p.A., Hopa
                                                                                                   S.p.A., Interbanca Gestione
                                                                                                   Investimenti SGR S.p.A., Anton-
                                                                                                   veneta ABN Amro Bank S.p.A.,
                                                                                                   Antonveneta ABN Amro SGR S.p.A.,
                                                                                                   Imprenditori Associati S.p.A..
----------------------------   ------------------------   -------------------  ------------------  ---------------------------------
Pier Luigi Fabrizi             Director                   13 October 2001      2003 Annual Report  Chairman of Monte dei Paschi di
                                                                               approval            Siena S.p.A.; Deputy Chairman of
                                                                                                   Banca Nazionale del Lavoro
                                                                                                   S.p.A.; Director of Banca
                                                                                                   Agricola Mantovana S.p.A.,
                                                                                                   Banca Monte Parma S.p.A., Unipol
                                                                                                   Assicurazioni S.p.A., Italian
                                                                                                   Bankers Association; Professor
                                                                                                   of Security Market Economics
                                                                                                   at Universita L. Bocconi, Milan.
----------------------------   ------------------------   -------------------  ------------------  ---------------------------------
Cesare Geronzi                 Director                   13 October 2001      2003 Annual Report  Chairman of Capitalia S.p.A.;
                                                                               approval            Deputy Chairman and Executive
                                                                                                   Committee Member of Mediobanca
                                                                                                   S.p.A.; Director of the Board of
                                                                                                   Italian Bankers Association and
                                                                                                   of CASPIE; Member of the
                                                                                                   Steering Committee of Assonime;
                                                                                                   Member of Executive Committee of
                                                                                                   Associazione "Guido

----------------------------   ------------------------   -------------------  ------------------  ---------------------------------

                           60 | Report on Operations

Name                           Office                     Date of appointment  Expiry date         Other offices
----------------------------   ------------------------   -------------------  ------------------  ---------------------------------
                                                                                                   Carli"; Deputy Chairman Istituto
                                                                                                   della Enciclopedia Italiana
                                                                                                   founded by Giovanni Treccani
                                                                                                   S.p.A..
----------------------------   ------------------------   -------------------  ------------------  ---------------------------------
Gianni Mion                    Director                   13 October 2001      2003 Annual Report  Chief Executive Officer of
                                                                               approval            Edizione Holding S.p.A. and
                                                                                                   Schemaventotto; Deputy Chairman
                                                                                                   of Telecom Italia Mobile S.p.A.;
                                                                                                   Director of Benetton Group
                                                                                                   S.p.A., Autogrill S.p.A., 21
                                                                                                   Investimenti S.p.A., Autostrade
                                                                                                   S.p.A., Sagat S.p.A., Olimpia
                                                                                                   S.p.A., Telecom Italia S.p.A.,
                                                                                                   Seat PG S.p.A., Interbanca
                                                                                                   S.p.A., Banca Antonveneta
                                                                                                   S.p.A. and 21 Partners Societa di
                                                                                                   Gestione del Risparmio S.p.
----------------------------   ------------------------   -------------------  ------------------  ---------------------------------
Pietro Modiano                 Director                   13 October 2001      7 November 2002
                                                                               (resignations)
----------------------------   ------------------------   -------------------  ------------------  ---------------------------------
Giampietro Nattino             Director                   13 October 2001      2003 Annual         Chairman of Pirelli Cavi e
                                                                               Report approval     Sistemi telecom S.p.A., Pirelli
                                                                                                   Cavi e Sistemi Energia S.p.A.
                                                                                                   and GSC Proxitalia S.p.A.;
                                                                                                   Deputy Chairman of Borsa
                                                                                                   Italiana S.p.A., Fideuram Fondi
                                                                                                   S.p.A., ASSOSIM, Fondo Nazionale
                                                                                                   di Garanzia; Chief Executive
                                                                                                   Officer of Banca Finnat
                                                                                                   Euramerica S.p.A. Finnat AG
                                                                                                   Zurigo; Director of Generali
                                                                                                   SGR, Finnat Investments S.p.A.,
                                                                                                   Banca Fideuram S.p.A.,
                                                                                                   Caltagirone Editore S.p.A.,
                                                                                                   Pirelli & C Real Estate S.p.A.,
                                                                                                   Finnat Fiduciaria S.p.A., SCIA
                                                                                                   S.p.A., Fedra S.r.l.
----------------------------   ------------------------   -------------------  ------------------  ---------------------------------
Paola Pierri                   Director                   Coopted on 7         First Shareholders' Deputy General Manager of Uni-
                                                          November 2002        Meeting of the year credito Italiano
                                                                               2003
----------------------------   ------------------------   -------------------  ------------------  ---------------------------------
Alberto Pirelli                Director                   13 October 2001      2003 Annual Report  Deputy Chairman Pirelli & C
                                                                               approval            S.a.p.A., Pirelli S.p.A. and
                                                                                                   G.P.I. Gruppo Partecipazioni
                                                                                                   Industriali S.p.A. Director of
                                                                                                   Camfin S.p.A., SMI S.p.A.,
                                                                                                   Olimpia S.p.A. and GIM S.p.A..
----------------------------   ------------------------   -------------------  ------------------  ---------------------------------
Carlo Alessandro Puri          Director                   13 October 2001      2003 Annual Report  Deputy Chairman and Chief Exe-
Negri                                                                          approval            cutive Officer of Pirelli & C.
                                                                                                   Real Estate S.p.A.; Deputy
                                                                                                   Chairman of Camfin S.p.A.;
                                                                                                   General Partner and Chief
                                                                                                   Operating Officer of Pirelli &
                                                                                                   C. S.a.p.A.; Director of Olimpia
                                                                                                   S.p.A., Pirelli S.p.A., Telecom
                                                                                                   Italia S.p.A., Permasteelisa and
                                                                                                   AON Italia S.p.A; Deputy
                                                                                                   Chairman of Pirelli & C.
                                                                                                   Ambiente S.p.A.; Member of the
                                                                                                   Management Board of the Pirelli
                                                                                                   & C. S.a.p.A. Voting Trust.
----------------------------   ------------------------   -------------------  ------------------  ---------------------------------
Gian Carlo Rocco di            Director                   Coopted on 5         First Shareholders' Member of Steering Committee of
Torrepadula                                               September 2002       Meeting of the year Pirelli S.p.A.; Director of
                                                                               2003                Pirelli
----------------------------   ------------------------   -------------------  ------------------  ---------------------------------


                           61 | Report on Operations

Name                           Office                     Date of appointment  Expiry date         Other offices
----------------------------   ------------------------   -------------------  ------------------  ---------------------------------
                                                                                                   Cultura S.p.A.; Member of
                                                                                                   Steering Committee of UPA;
                                                                                                   Manager of "Communication &
                                                                                                   Image" of Telecom Italia Group;
                                                                                                   Chairman of Communication
                                                                                                   Committee of Telecom Italia
                                                                                                   Group- TIM - Seat PG; Member of
                                                                                                   Management Committee of Telecom
                                                                                                   Italia S.p.A..
----------------------------   ------------------------   -------------------  ------------------  ---------------------------------
Dario Trevisan                 Director                   13 October 2001      2003 Annual Report  Trevisan & Associati legal firm;
                                                                               approval            Common Representative of Savings
                                                                                                   Non Convertible shareholders of
                                                                                                   Marzotto & Figli S.p.A.;
                                                                                                   International Member of
                                                                                                   Council of Institutional
                                                                                                   Investors, of Board of Go-
                                                                                                   vernors of International
                                                                                                   Corporate Governance Network, of
                                                                                                   Eurolegal (European legal
                                                                                                   association)
----------------------------   ------------------------   -------------------  ------------------  ---------------------------------
Alberto Varisco                Director                   13 October 2001      2003 Annual Report  Director of Caboto IntesaBci SIM
                                                                               approval            S.p.A. and e-MID S.p.A.; Manager
                                                                                                   of M&A and Equity Origination
                                                                                                   (Corporate Division) of Banca
                                                                                                   Intesa S.p.A.; Member of the
                                                                                                   technical Commission for finance
                                                                                                   of Italian Bankers Association.

The powers attributed to the Company officers by the Board of Directors are as follows:

Chairman Antonio Tesone - legal representation and signature on the Company's behalf. No management powers were attributed to the Chairman.

Deputy Chairmen - Deputy Chairman Marco Tronchetti Provera was granted the same powers as the Chairman. Deputy Chairman Gilberto Benetton was granted the same powers as the Chairman and the Deputy Chairman Tronchetti Provera, to be exercised in the absence of the Chairman or of the other Deputy Chairman.

In his capacity as Chief Executive Officer, Marco Tronchetti Provera may carry out all Company business with the following restrictions: power to issue, with a single signature, personal guarantees up to 50 million euros for Group companies and up to 20 million euros for third parties; power to invest, dispose of and acquire controlling and associated interests and to dispose of companies or businesses thereof in any manner, for amounts no greater than 250 million euros;

Chief Executive Officer Carlo Buora: management powers regarding ordinary Company business.

The Board of Directors, in accordance with the bylaws, has the widest powers for the ordinary and extraordinary administration of the Company, since it is empowered to carry out any business which is not expressly the domain of the shareholders, whether by law or under the bylaws.


                           62 | Report on Operations

Even in the absence of a specific bylaw, but as accepted practice, the following are the exclusive domain of the Board :

o examination and approval of the industrial, financial and strategic planning of the Company, as well as the corporate structure of its Group;

o granting and withdrawal of powers to the Chief Executive Officers and the definition of any limits and operating procedures;

o determination, after examining the proposals of the specific Committee and the opinion of the Board of Statutory Auditors, of the remuneration of the Chief Executive Officers and those Directors with specific mandates;

o supervision of operations in general, with a particular focus on any situations involving conflicts of interest, taking into account the information received from the Chief Executive Officers and the Internal Control Committee and regularly comparing results achieved with those forecast;

o examination and approval of any transactions of financial significance, particularly with related parties;

o verification of the suitability of the general administrative and organisational structure of the Company and of the Group as set up by the Chief Executive Officers;

o    reporting to the Shareholders' Meetings.

In accordance with point 2.1 of the Voluntary Code of Conduct, the Deputy Chairman and Chief Executive Officer Marco Tronchetti Provera and the Chief Executive Officer Carlo Buora are deemed to be executive Directors, in that they have operational/managerial powers further to the granting of the above-mentioned powers.

Point 3.1 of the Voluntary Code of Conduct establishes that "independent Directors" are those who: a) do not carry out business, directly, indirectly or on behalf of third parties, nor have recently carried out such business with the Company, its subsidiaries, its executive Directors, the shareholder or group of shareholders who control the Company, such as would affect their independence of judgement; b) do not own, directly or indirectly or on behalf of third parties, equity interests of a size to enable them to exercise control or significant influence over the Company, nor are party to private shareholder agreements regarding the control of the Company; c) are not closely related to the Company executive Directors or to parties as in points a) and b) above.

In light of the above definition, 6 of the remaining 14 Directors (the Chairman Antonio Tesone and the Directors Lorenzo Caprio, Giorgio Cirla, PierLuigi Fabrizi, Cesare Geronzi and Dario Trevisan) qualify as "independent".

The Chairman, as part of the functions attributed to him by the bylaws, supervises the activities of the Board, ensuring that the statutory and legal regulations in force are properly applied, using the powers granted to him by law and the Articles of Association, chairs and supervises the Company's Shareholders' Meetings.

The Board of Directors held nine meetings in 2002; the overall attendance was more than 76% (76.39). The Board has also already met twice in 2003. The Company has approved the calendar of corporate events for 2003, which has been announced to the market, on the basis of which at least six Board meetings are envisaged.


                           63 | Report on Operations

In applying article 19 of the Bylaws, those Directors with powers granted pursuant to article 2381 of the Italian Civil Code report at least quarterly to the Board of Directors and the Board of Statutory Auditors (also pursuant to article 150 of Legislative Decree 58/1998) on their activities, on extraordinary transactions as well as on those where there could be a potential conflict of interest, following a specific Procedure illustrated later in this report.


Appointment and remuneration of the Directors

The list vote mechanism is not envisaged when electing Directors.

The Board of Directors did not deem it necessary to establish an internal committee to propose Directors for election.

At the aforementioned Shareholders' Meeting held on 13 October 2001, all shareholders, upon entering the hall, were provided with a printed document containing the names of the proposed candidates and a detailed curriculum vitae for each one.

The same meeting, pursuant to article 2389, par 1, of the Italian Civil Code, voted to grant the Board of Directors overall annual emoluments of 826,331.04 euros, to be divided equally among the Directors, which will be computed before the net profit in the financial statements.

On 13 October 2001, the Board of Directors formed a Remuneration Committee (expanding the duties of the already existing Emoluments Committee) and provided that part of its duties is to formulate proposals to the Board for the remuneration of the Chief Executive Officers and those Directors with specific mandates, to formulate proposals, at the request of the Chief Executive Officers, for determining the criteria used for the remuneration of the top management of the Company, and to conduct preliminary examinations of stock option proposals. As regards composition, the Board voted that the Committee comprise at least three Directors, who elect the Chairman and, even if not one of them, a Secretary, with the members of the Board of Statutory Auditors as well as the Chief Executive Officers being entitled to attend the meetings.

The Committee meets whenever the Chairman deems it appropriate or upon the request of another member or Chief Executive Officer.

The Board also voted that notice of the meetings of the Committee as well as the validity of the meetings and the decisions thereof shall be governed by the same regulations stated in the Bylaws regarding Board meetings of the Company.

The Board elected to the Committee Lorenzo Caprio, Pietro Modiano and Antonio Tesone, all non-executive and independent Directors.



                           64 | Report on Operations

At the meeting held on 13 November 2001, the Committee elected the Chairman (Antonio Tesone) and the Secretary (Piera Rosiello). It also formulated proposals regarding the emoluments for those Directors with specific mandates, as per article 2839, par 2, of the Italian Civil Code, expressing the opinion that, since the Company is a pure holding company (which therefore reflects the results of the operating subsidiaries), it was not appropriate to envisage a variable element in the emoluments, only a fixed one. The Committee's proposals were approved by the Board of Directors (in the meeting held on 13 November), which therefore voted to grant those Directors with specific mandates the emoluments which are stated next to each name in the Report on Operations.

On 7 November 2002, the Director Paola Pierri was elected to the Committee to replace Pietro Modiano who resigned.

No stock options are envisaged for Directors in service.


Internal control system

1) For a number of years, the Company has had an internal control function, one of whose duties is to ensure, with regard to Olivetti itself and also to its unlisted subsidiaries, the adequacy of the corporate regulations regarding processes as well as the reliability and correctness of the accounts and compliance with relevant laws and regulations.

In 2002, the Board of Directors adopted a proposal by the Internal Control Committee to designate the consortium In.Tel.Audit, originally formed by the subsidiaries Telecom Italia, TIM and Seat Pagine Gialle, and in which Olivetti had in the meantime become a member, as the Head of Internal Control (pursuant to article 9.4 of the Voluntary Code of Conduct) for the purpose of verifying the adequacy and efficiency of the current internal control system.

With reference to Legislative Decree 231/2001 (Administrative liability of bodies for offences committed by its collaborators), the consortium will also, on behalf of all its member companies, identify and assess areas of operation that are at risk and draw up an appropriate "dispensing organisational model" that takes account of the particular characteristics of each member company.

The Board deems the Company's internal control system as a whole to be adequate.

2) The Board of Directors has set up, within its ambit, an "Internal Control Committee", establishing that:

a) as regards consultative and proposing duties vis-a-vis the Board of Directors, the Committee should in particular:

-    evaluate the adequacy of the internal control system;

- evaluate the work schedule prepared by the internal control officers and receive regular reports from them;

- evaluate the proposals of the external auditors for their audit services as well as the work schedule for the audit and the results stated in the Audit Report and in the Suggestions Report;

- report to the Board at least once every six months, when the annual accounts and the half-year report are approved, regarding the activities carried out and the adequacy of the internal control system;

- carry out any further duties which it may be assigned by the Board of Directors, particularly regarding relations with the external auditors;


                           65 | Report on Operations

b) as regards composition, that:

- the Committee comprise non-executive directors, who shall elect a Chairman and, even if not one of them, a Secretary;

- the Board of Statutory Auditors, the Chief Executive Officers as well as, if invited, the head of the Internal Auditing Department and one or more Chief Operating Officers may attend the meetings;

c) as regards activities, that:

- the Committee meet at least twice a year, before the Board meetings for the approval of the Annual Report and the Half-Year Report, or whenever the Chairman deems it appropriate or upon the request of another member or Chief Executive Officer;

- notice of the meetings as well as the validity of the meetings and the decisions thereof shall be governed by the same regulations stated in the Bylaws regarding meetings of the Company Board of Directors.

The Company is updating the duties attributed to the Internal Control Committee and its composition in line with the new provisions of the revised July 2002 edition of the Code of Voluntary Conduct.

In 2002 the Internal Control Committee met six times; as of the date of approval of this Report, it has already held two meetings in 2003.

The members of the Internal Control Committee are: Antonio Tesone (Chairman), Lorenzo Caprio and Alberto Varisco.

The Committee evaluated the suitability of Olivetti's membership of the consortium In.Tel.Audit Scrl; during the year. It also conducted a detailed examination of the specific characteristics of the "Head of Internal Control", as a result of which, as already mentioned in heading 1) above, it drew up a proposal for the consortium to be designated to this duty; it established a continuous flow of information with the Independent Auditors, also with regard to the audit plan drawn up by them; it examined the half-year report and the quarterly reports for financial 2002.

With regard to corporate governance, the Committee analysed the Code and the Procedures that the Company intended to adopt (see the specific sections in this Report) and expressed a positive opinion thereof.


Dealings with related parties

In order to ensure proper conduct and management transparency, at its meeting of 25 July 2002, the Board of Directors approved a set of "Principles of Conduct" to be observed in the execution of operations, including infragroup operations, with "related parties" (as defined by International Accounting Standard - IAS - 24).

At the same meeting, the Board also adopted a special Procedure ("Procedure for compliance with the requirements of article 150, par 1. of Legislative Decree no. 58 of 1998"), to be observed by all Directors and Statutory Auditors, in order to guarantee complete and effective information flows pursuant to the


                           66 | Report on Operations
above-mentioned article 150, to article 19 of the Bylaws and to CONSOB recommendations concerning corporate governance. The Procedure is designed to ensure that activities performed, operations of particular importance, non-typical or unusual operations and operations transacted with related parties are fully transparent in substance and at procedural level, and makes the entire Board responsible for the resolutions adopted in connection with such operations.

The Procedure was amended at the Board meeting of 13 February 2003 to take account of the notion of "related parties" adopted by CONSOB with effect from 1 January 2003 and is now consistent with the pronouncements of CONSOB where CONSOB adopts definitions of a more stringent nature; it remains unchanged where the original text drawn up by the Company is more stringent.

The Principles and the Procedure may be consulted on the Company web site, www.olivetti.it, under the heading "Investor Relations", sub-heading "Corporate Governance", and will be sent in hard copy to any person who may request a copy.


Code of Conduct with regard to Insider Dealing

On 7 November 2002, the Company implemented the relevant regulations issued by Borsa Italiana and adopted a "Code of Conduct with regard to Insider Dealing", which governs disclosure to the Company and to the market of transactions on Group listed securities executed by so-called "relevant persons".

The Code adopts a more rigorous approach than the regulations drawn up by the Market Authority with regard to insider dealing, compared with which it presents a number of significant differences (including: reduction of the quantitative thresholds for market disclosure of transactions on a quarterly basis or at the time of the transaction; indication of periods during which Relevant Persons may not transact operations on Group securities; extension of disclosure requirements to cover financial instruments issued by controlling companies as well as by subsidiary companies; considerable flexibility in the identification of Relevant Persons in order to take account of contingencies in which additional parties may have access to company strategy).

The Code took effect earlier than the term established by Borsa Italiana (1 December 2002 instead of 1 January 2003) and also comprises a particularly severe system of penalties. The document may be consulted on the Company web site, www.olivetti.it, under the heading "Investor Relations", sub-heading "Corporate Governance", and will be sent in hard copy to any person who may request a copy.


Treatment of confidential information

Management of confidential information is supervised directly by the Chairman or by the Deputy Chairman and Chief Executive Officer.

With regard to communication of price-sensitive information to the public, the Company recently approved a special Procedure, which specifies, among other things, the measures to be taken in the event of rumours or requests for information from the market control and supervisory bodies and the conduct to be observed to ensure non-selective use of company information during meetings with the shareholders, with the financial community and with the Press.


                           67 | Report on Operations

Investor relations (in particular relations with institutional investors)

The company has a special unit (investor.relations@olivetti.com) which is responsible for relations with shareholders and institutional investors.

The Board of Directors has not deemed - and in the present circumstances does not deem - it necessary to adopt rules for Shareholders' Meetings since it believes that the powers assigned to the Chairman of the Board of Directors in this respect are amply sufficient for the normal business of Shareholders' Meetings.


Statutory Auditors

In accordance with article 20 of the Company Bylaws, the election (or integration following substitution or forfeiture) of the Board of Statutory Auditors occurs by means of a list vote. Those shareholders who alone or together own voting shares equivalent to at least 5% of the corresponding share capital may present one (and only one) list.

Each candidate may be presented in one list only, pain of ineligibility; candidates who are Statutory Auditors in another five listed companies (excluding Olivetti S.p.A.'s controlling or subsidiary companies) or who do not possess the necessary requirements of character and professional background may not be listed.

The lists (together with, pain of inadmissibility, the acceptances of the individual candidates, the statements declaring absence of reasons of ineligibility and incompatibility and the statements declaring existence of the conditions required by law and the bylaws) must be presented at the Company's registered offices at least five days prior to the date of the first calling of the Shareholders' Meeting.


                           68 | Report on Operations

Legal proceedings

Olivetti S.p.A.
---------------

The legal proceedings involving the Parent Company are described below:

1. Currently under preliminary examination by magistrates in Rome are the criminal charges of corruption and peculation brought by the Rome State Prosecutor against former representatives and former employees of Olivetti (and of the Italian Post Office) regarding products and services provided by Olivetti to the Post Office in the early 1990s; the Rome magistrates acquitted all the Olivetti people involved in the investigation of the charge of peculation, since the fact did not amount to a crime. The State Prosecutor lodged an appeal against the sentence. Recently the Rome magistrates fully acquitted all the former Olivetti managers involved in the investigation of charges of corruption

2. With regard to the dispute in the Rome courts between Olivetti and Poste Italiane S.p.A. for non-payment by Poste Italiane S.p.A. of products and/or technical assistance, sentences passed to date are in favour of Olivetti and have been appealed by Poste Italiane S.p.A..

3. In relation to the disposal of the personal computers business in April 1997, lawsuits have been brought before the Ivrea courts against Olivetti and its subsidiary Olivetti Finanziaria Industriale S.p.A. (which had merged Sy.F.A. S.p.A., which had in turn merged Olivetti Personal Computers S.p.A) by:
a) Centenary Corporation and Centenary International, for damages (250 billion Italian lire equivalent to 129.1 million euros claimed but lacking evidence) which the plaintiffs allege they suffered as a consequence of the acquisition of the Olivetti Group's personal computers business (through acquisition of the specific business unit, which was spun off to OP Computers S.p.A., established for that purpose);

b) ex-employees of OP Computers S.p.A., to ascertain that the contracts relating to the aforementioned disposal of the personal computers business are null and void, to obtain reinstatement as employees of Olivetti, with payment of salary differences and damages (calculated at 310 billion Italian lire, 160.1 million euros, and lacking evidence);

c) the receiver of OP Computers S.p.A. (which is in bankruptcy proceedings), to ascertain that the contract of sale of the personal computers business by Olivetti Personal Computers to OP Computers is either null and void, or to be annulled or revoked, claiming damages (again, lacking evidence and calculated at 158 billion Italian lire, 81.6 million euros).

d) a group of ex-employees of OP Computers S.p.A., who have filed a complaint against former legal representatives of the company; the Ivrea State Prosecutor has opened an investigation into the former legal representatives.

Olivetti and its external advisors believe that the transactions carried out regarding the disposal of the personal computers business were legal and proper, and therefore consider the above legal actions to be essentially groundless in fact and in law.

4. Olivetti and its subsidiary Olivetti Finanziaria Industriale S.p.A., on their part, have taken legal action in the Milan courts against Piedmont International S.A. (a Centenary Group company) for the recovery of 100 billion Italian lire (51.6 million euros) due by the latter or for a greater amount to be proven in court.


                           69 | Report on Operations

Telecom Italia Group

Disputes regarding Telecom Italia shareholder resolutions

Still pending is the claim for damages of 18.9 million euros brought against Olivetti, Telecom Italia and the Chairman and Deputy Chairman pro-tempore, alleging non-fulfilment of the undertakings in the "Offer document" concerning the public tender and exchange offer made by Olivetti and Tecnost on Telecom Italia in 1999, and of the resolutions carried by the Shareholders' Meeting of 14 January 2000 regarding purchases of own savings shares.

Universal service

In January 2002 the Regional Administrative Court of Lazio accepted Omnitel's appeal for the annulment of the Telecommunications Authority' decision regarding the "applicability of the mechanism for the division of the net costs of the universal service for 1999", which had also been contested by Infostrada. Specifically, the court upheld the complaint alleging defects in the administrative procedure, but did not accept the appeal against the merits of the decision, which will in any case have to be renewed.

In the meantime, Infostrada and Omnitel have not paid their respective portions (set at 9 million euros overall), thereby preventing the Ministry of Communications from transferring the amount globally assessed in favour of Telecom Italia for costs sustained in 1999 for the universal service (27 million euros).


                                     * * *

In early 2002 Telecom Italia was served with notice of Omnitel's appeal to the Regional Administrative Court of Lazio and Wind's extraordinary appeal to the Head of State for the annulment of the resolution setting out regulations for the "Universal Service: applicability of the mechanism for the division and assessment of the net costs for 2000". In addition to suspension of the resolution, Omnitel also requested prior referral to the European Court of Justice to ascertain whether community directives have been correctly interpreted.

Data transmission and Internet access services using X-DSL technology

Following the opening of an investigation into the supply by Telecom Italia of direct baseband circuits and the offer to its business customers of broadband Internet access and data transmission services based on X-DSL technology without a corresponding wholesale offer to competitors, in April 2001 the Competition and Market Authority imposed a fine of 59 million euros on Telecom Italia. In November 2001, the Regional Administrative Court of Lazio reduced the fine to 29 million euros, which was paid in January on a conditional basis, given Telecom Italia's intention of lodging an appeal with the Administrative Supreme Court. This appeal, for the annulment of the entire fine, on the grounds of a general lack of logic and defects in motivation and investigation, was subsequently filed.

Meanwhile, Albacom, Infostrada, AIIP, Unidata, Data Service and other operators filed claims for damages before the civil courts, alleging abuse of a dominant position by Telecom Italia in connection with the practices challenged by the Competition and Market Authority.


                           70 | Report on Operations

In January 2003, the Rome Court of Appeal sentenced Telecom Italia to pay damages totalling approximately 2 million euros to Albacom, Wind (formerly Infostrada), Cable & Wireless (formerly Unidata) and Data Service. Similar claims for damages presented by other operators are still pending.

Galactica dispute

In May 2001, a dispute arose between Telecom Italia and the Internet Service Provider Galactica S.p.A. (currently being wound up) for the non-renewal of an agreement regarding an experimental Internet access service at a flat rate. Claiming that failure to renew was unlawful, Galactica sued Telecom Italia for damages and filed an injunction against Telecom Italia interrupting the service.

In February 2002, Galactica filed another writ of summons for damages relating to alleged anti-competitive practices of Telecom Italia.

In May 2002 the investigating magistrate unified the two lawsuits.

On 16 October 2002, the Servinternet S.p.A. company (formerly Galactica S.p.A.), which is being wound up, filed a third writ of summons on Telecom Italia in the Milan courts. This third suit has been unified with the other two being investigated by the same judge.

Alleged anti-competitive strategies of Telecom Italia

Following the complaint filed by 27 competing operators alleging anti-competitive market strategies by Telecom Italia, the Telecommunications Authority issued decision no. 179/01/CONS charging the Company with a series of breaches and commenced sanction proceedings with specific resolutions.

A counter-action against the decision and the subsequent resolutions has been filed with the Regional Administrative Court of Lazio.

In the meantime the Authority ordered Telecom Italia to pay two administrative fines for a total of approximately 150,000 euros; the Company has filed an appeal against the orders with the Regional Administrative Court of Lazio.

Seat Pagine Gialle/De Agostini

Arbitration is underway on the dispute referred by De Agostini against Seat Pagine Gialle, Finanziaria Web, Matrix and the Buffetti Group for alleged breaches of the agreement signed in 2000, which among other things regulates the acquisition of shareholdings in Finanziaria Web (which controls Matrix) by Seat and De Agostini. Claiming that the conditions required under the agreement had occurred, De Agostini is requesting the transfer to Seat of its Finanziaria Web shares for a price of 700 million euros, with payment beginning as from 30 June 2003.

Seat Pagine Gialle/Cecchi Gori

On 13 June 2002 the Rome courts dismissed the applications filed by Cecchi Gori Group Media Holding and Fin.Ma.Vi. to ascertain the nullity of the financial statements and related balance sheet as at 31 December 2000 of Cecchi Gori Communications - CGC (now Holding Media Communications) and to declare null the resolutions carried by the company's Shareholders' Meeting on 27 April 2001. Cecchi


                           71 | Report on Operations

Gori Group Media Holding and Fin.Ma.Vi have appealed the dismissal and re-presented the applications filed in the first instance.

Still pending are: i) a ruling on the annulment of the contract pledging CGC shares to guarantee fulfil-ment of the undertakings set out in the contract under which Seat Pagine Gialle acquired control of CGC on 7 August 2000; ii) a ruling on the annulment of the resolution adopted by the extraordinary Shareholders' Meeting of CGC, to modify the quorums for resolutions adopted by the Board of Directors and the Shareholders' Meeting. Cecchi Gori Group Media Holding and Fin.Ma.Vi. have also begun arbitration proceedings on both matters.

FastWeb

On 11 July 2001, Telecom Italia and FastWeb drew up a "Contract for access to and use of civil infrastructures" in compliance with the Competition & Market Authority ruling requiring Telecom Italia to make its civil infrastructures available to competitors for the supply of interactive and multimedia services, on non-discriminatory conditions and at cost-oriented prices.

On 29 August 2002, Fastweb filed a writ of summons against Telecom Italia requesting the determination and declaration of the exact consideration due for access to and use of such infrastructures in order to clarify interpretation of the clause regulating the price determination procedures.

With a counter-summons, Telecom Italia has requested payment of a consideration of approximately 46 million euros for the services pursuant to the contract.

Contribution as per art. 20, par 2 of Law no. 448 of 23.12.1998

Before the Regional Administrative Court of Lazio, Telecom Italia, TIM, Wind and Omnitel challenged the Ministerial Decree of 21 March 2000, implementing Law no. 448 of 23 December 1998, which, from 1 January 1999, introduced a new contribution to replace the concession fee. Infostrada and Albacom have presented extraordinary appeals to the Head of State against the same Decree.

With regard to the extraordinary appeals to the Head of State, the Administrative Supreme Court has raised the preliminary issue before the European Court of Justice of whether the contribution was compatible with EU directives concerning telecommunications.

Stet Hellas

In 1996 Mobitel, a company in the Greek Interamerican Group (now Demco Reinsurance) and at that time the sole agent of Stet Hellas, initiated arbitration proceeding to ascertain its right to receive fees not only on outgoing traffic generated by the subscribers it introduced, but also on incoming traffic and on traffic generated by late-paying customers. It also claimed payment of relevant damages and of damages relating to resolution of the sole agency by Stet Hellas.

Stet Hellas and Telecom Italia (which replaced Stet International, the former guarantor of Stet Hellas and as such party to the agreements signed at the time) filed a counter-claim for damages suffered as the result of non-acquisition of market share due to breach of contract by Mobitel.

An initial partial award (October 2000) was made in favour of Mobitel's claim for recognition of fees on incoming traffic; in November 2001 the arbitration panel asserted its competence regarding quantification of damages as well as the existence of a due amount. The parties notified their final compensation


                           72 | Report on Operations
claims, which are approximately 140 million euros by Mobitel and approximately 890 million euros by Stet Hellas and Telecom Italia.

Nortel Inversora

In August 2001, a minority shareholder applied for a writ of summons for Nortel to appear before the Buenos Aires courts for a conciliation attempt (which proved unsuccessful), alleging irregularities in the shareholders' resolution approving the financial statements for the year closed on 31 December 2000.

The same shareholder had previously contested the shareholders' resolution approving the financial statements for the year closed on 30 September 2000. In September 2001 the Buenos Aires courts therefore issued a precautionary ruling suspending the effectiveness of the above-mentioned shareholders' resolutions.

In August 2002, at the request of the same shareholder, two additional but unsuccessful conciliation hearings were held with regard to alleged irregularities in the resolutions carried by the Nortel ordinary and special Shareholders' Meetings of 25 April 2002, which, among other things, approved the Nortel financial statements for financial 2001.

On 3 March 2003 a settlement was reached under which the minority shareholder has undertaken to desist from continuation of the suits filed against Nortel and its representatives and to not file other similar suits against Nortel and/or its representatives. The agreement is due to be submitted to the Buenos Aires courts for approval.

Brasil Telecom

Still pending are two lawsuits filed by Brasil Telecom in 2001 before the Rio de Janeiro civil courts (Brazil), respectively against Telecom Italia and Telecom Italia International and against two directors of Brasil Telecom appointed by Telecom Italia International. The plaintiff claims compensation for damages suffered as a result of the acquisition of CRT and non-participation in the SMP tender.

Chase Manhattan Bank dispute

On 5 April 2002, the US District Court judge for the District of Delaware dismissed Telecom Italia (on the grounds that it was no longer a direct shareholder of Iridium LLC) from the action initiated in June 2000 by Chase Manhattan Bank (now JP Morgan Chase Bank) with regard to the 800 million US dollar loan granted in 1998 to Iridium Operating LLC (a subsidiary of Iridium
LLC).

Chase has appealed against the judge's ruling and has also summoned Iridium Italia S.p.A, in which Telecom Italia has a 30% shareholding (the remaining equity is equally owned by TIM and Telespazio) and which is a direct shareholder of Iridium LLC.

TIM PCS companies in Brazil

Following the dismissal of applications filed by local operators Telesp Celular and BCP for the precautionary suspension of the transfer of approximately 18.3% of the equity of Solpart from Telecom Italia International to Techold and Timepart, and of related administrative measures, BCP took out a suit against Anatel in the Brazilian Federal Court requesting that the assignment of PCS frequencies to TIM's Brazilian subsidiaries be annulled.


                           73 | Report on Operations

Bancomext/Etec S.A. dispute

On 12 August the Turin civil court issued a cautionary attachment on all the assets of Etec S.A. (a Cuban investee company of Telecom Italia) and Telan (the majority shareholder of Etec S.A., which is controlled by the Cuban government), including receivables due from third parties, up to an amount of 33 million euros.

This followed a complaint filed by Banco Nacional de Comercio Exterior ("Bancomext") that Etec S.A. and Telan had failed to comply with repayment and guarantee obligations - for a value to date of approximately 300 million US dollars - stipulated in a financing contract drawn up by Etec S.A., Telan, Bancuba (Cuba's central bank) and Bancomext. The attachment was subsequently notified to Telecom Italia, TIM, Intesa BCI and Deutsche Telekom, who have received a garnishment in respect of all payments to Etec S.A., up to an amount of 33 million euros.

TIM has already presented a negative third-party debtor declaration, pursuant to article 547 of the Italian code of civil procedure.

On 6 February 2002 Telecom Italia presented its positive third-party debtor declaration, pursuant to article 547 of the Italian code of civil procedure.

Teleque Communications S.p.A.

On 6 November 2002, Teleque Communications S.p.A., which offers prepaid solutions for international telephone services, served a summons on Telecom Italia before the Rome Court of Appeal alleging anticompetitive practices and claiming damages of 65 million euros. Teleque Communications alleges that Telecom Italia obtained a competitive advantage by imposing additional costs on supply of its interconnection services, whereas Telecom Italia did not charge such costs to its end clients for prepaid international services.

Request of refund for Ministry of Defence charges for 900 band frequency release

With formal decrees issued in 2001, the Italian Ministries of Defence and of Communications quantified charges for the release of the band frequencies in question and debited such charges largely to TIM as the licensee of the TACS service. The band frequency release, however, was intended to broaden GSM frequencies, which were to be shared out among all operators.

The ministerial quantifications are deemed illegitimate since they are based on an incorrect interpretation of Ministerial Decree 113/98 governing these matters. An application for their annulment has therefore been filed with the Regional Administrative Court of Lazio.

Dispute with INPS

In compliance with Law no. 58/1992, Telecom Italia is required to provide full national insurance coverage for all persons employed as at 20 February 1992 by STET S.p.A., SIP S.p.A., Italcable S.p.A. and Telespazio S.p.A., as well as persons transferred from the Public Administration to IRITEL, including periods previously worked in other companies, through the "Fondo Previdenza Telefonici" (Telephone Sector Employees Pension Fund), which merged into the "Assicurazione generale obbligatoria" (compulsory general insurance scheme) on 1 January 2000. The contributions due are calculated by INPS (Italian National Insurance Board) and must be paid in 15 annual instalments.

                           74 | Report on Operations

The amount of the liability regarding the payments due is uncertain, in that Telecom Italia and INPS disagree on the method of calculating such amounts.

However, 595 million euros of outstanding amounts due to INPS relating to ex-IRITEL employees are included in the Telecom Italia Group financial statements at 31 December 2002.

Concerning the application and interpretation of the regulation, there is an ongoing dispute with INPS regarding both the starting date for the calculation of interest due, as per the aforementioned Law no. 58/1992, for the deferred payment of the amount, as well as the exclusion from the provisions of Law 58/1992 of all those employees (except for ex-IRITEL personnel) who had already requested full insurance coverage prior to 20 February 1992.

Telecom Italia has undertaken to pay on a conditional basis the amounts claimed by INPS according to its calculations, subject to adjustment in the event that the courts' final ruling should uphold the company's position.

According to Telecom Italia's estimates, the principal amount payable (excluding, as stated above, the portion relating to ex-employees of IRITEL) could vary, depending on the opposing interpretations and on evaluations which take account of all the employees involved, between 964 million euros and 1,289 billion euros approximately, of which an amount of 409 million euros has already been paid.

In compliance with accepted accounting principles, a provision for an amount in line with the minimum estimated liability has been stated in the consolidated financial statements of the Olivetti Group at 31 December 2002, as a component of the goodwill arising on the acquisition of Telecom Italia.

Following an agreement between INPS and Telecom Italia, pre-amortisation interest (including interest relating to ex-IRITEL employees) was paid by Telecom Italia - on a conditional basis - in fifteen equal annual deferred instalments, inclusive of interest at 5% per annum, up to the end of 1999, for a total amount of 110 million euros, net of adjustment interest and some refunds paid by INPS.

The dispute was settled in the first half of 2002 with Supreme Court sentence no. 3398/2002 which found in favour of Telecom Italia, in conformity with the previous sentence no. 4242/2000 (following which payment of the above interest and the deferred interest relating thereto was suspended as from June 2000). A receivable of 131 million euros (including interest calculated at the conventional annual rate of 5%) therefore arose for the Telecom Italia Group, which has been fully offset on payment of the usual instalments.

                           75 | Report on Operations

Events subsequent to the end of the financial year

Telecom Italia Group

Sale of Globo.com

On 15 January Telecom Italia Finance sold its 28.57% shareholding in Brazilian company GLB Servicos Interativos ("Globo.com") to TIM Brasil, for 15 million dollars. At the end of January, TIM Brasil in turn sold the shareholding to the Globo television group. The sale generated a net capital gain of 4 million euros for the Telecom Italia Group.

Renewal of first tranche of 2001 securitisation programme

On 22 January, the TI Securitisation Vehicle company renewed the first 100 million euro tranche of the asset-backed securities issued on 29 January 2001. The operation, which is part of the Telecom Italia telephone bill securitisation programme, is described in full in the Telecom Italia S.p.A. Explanatory Notes.

Early purchase of leased buildings

On 27 January procedures were completed for the early purchase from Teleleasing S.p.A. of 12 buildings (for approximately 300,000 m2) used by Telecom Italia S.p.A. and other Group companies on a financial leasing basis. The operation generated a total financial outlay for the Telecom Italia Group of approximately 369 million euros.

Sale of Telecom Italia logistics business

On 27 January, Telecom Italia announced an agreement for the sale to TNT Logistics Italia of Telecom Italia customer wireline telephony product warehousing and distribution operations and network assistance and installation operations. The Telecom Italia business being sold to TNT Logistics includes 6 central warehouses and 100 advanced warehouses, which handle more than 4.5 million items annually (handsets and telephone parts). The agreement, designed to strengthen Telecom Italia's focus on its core business, became operational on 5 March 2003 following approval by the Antitrust Authority and completion of consultations with the trade unions.

LISIT Informatica

On 4 February 2003, as part of a temporary grouping of companies with Finsiel and Lutech (Lucchini Group), Telecom Italia was awarded a tender organised by the Regional Authority of Lombardy (through its subsidiary Lombardia Informatica S.p.A.) to supply goods and services for region-wide introduction and management of the "Regional Services Card".

The aggregate value of the contract awarded to the grouping led by Telecom Italia, over the term of the agreement, which expires in 2009, is approximately 350 million euros.

As required under the terms of the contract, Telecom Italia and Finsiel have purchased 35.2% of the share capital of LISIT, for a total outlay of 54 million euros.

                           76 | Report on Operations

Consodata stock purchase

On 12 February, Seat Pagine Gialle purchased 1,108,695 shares of ordinary stock of the French subsidiary Consodata S.A. - which is listed on the Nouveau Marche of the Paris Stock Exchange - after the founding partners exercised their put option as envisaged by the agreement signed by the previous management of Seat PG on 31 July 2000. As a result of the purchase, for an agreed price of 44 euros per share and a total value of approximately 48.8 million euros, Seat PG acquired a further 8.17% of the capital and voting rights in Consodata S.A., thereby increasing its stake to 98.60%.

Bond reserved for employees

On 13 February 2003, the Telecom Italia Board of Directors adopted a resolution to reduce the bond reserved for employees from 1 billion euros to 400 million euros, by revoking the issue resolution for the part that had not yet been implemented.

Sale of Telekom Srbija

On 28 December 2002, the Telecom Italia Group announced an agreement for the sale of its 29% shareholding in Telekom Srbija to PTT Srbija. The agreement was finalised on 20 February 2003 and closing is expected to take place in June.

PTT Srbija will pay Telecom Italia 195 million euros, of which 120 million euros in four monthly instalments starting from February 2003, and the remaining amount in six half-yearly instalments beginning in January 2006. The stock involved in the transaction will be deposited with an international bank until payment is complete.

Telecom Italia - Hewlett-Packard agreement

On 21 February, Telecom Italia and Hewlett-Packard signed a five-year management services and out-sourcing agreement worth 225 million euros. Under the agreement, HP is to provide asset management, help desk, maintenance and management services for 90,000 Telecom Italia workstations, leveraging the skills of approximately 600 specialists from IT Telecom, who will join a new HP unit specialised in the delivery of these services. IT Telecom will host the systems and manage HP operations for SAP environments.

The agreement is designed to help Telecom Italia strengthen its focus on its core business and achieve cost savings in distributed environment management. It will become operational once consultations with the unions have been completed and approval has been received from the Italian Antitrust authorities.

Approval of the 2002 interconnection price list by the Communication Authority

On 27 February 2003 the Infrastructures & Networks Commission of the Communication Authority approved the 2002 Reference Offer, now being notified, which Telecom Italia is to apply to competitors for use of its network as regards traffic interconnection services, the "billing and insolvency risk for Telecom Italia subscriber access to non-geographical numbers of other operators" service, unbundled access services. 2002 income takes account of the impact of this price list.

                           77 | Report on Operations

Megabeam acquisition agreement

In March 2003 Telecom Italia signed an agreement to purchase 100% of the share capital of Megabeam Italia S.p.A., Italy's first wireless Internet service provider, for an outlay of 11.5 million euros.

The acquisition is part of Telecom Italia's broadband strategy, where Wi-Fi wireless technology plays a key role in both residential and business solutions, since it enhances the functionality and flexibility of the company's innovative wireline access offer.

Megabeam provides Wi-Fi networking services to private locations and is currently running Wi-Fi service trials in public locations - major Italian airports and a leading hotel chain - through Wireless-LANs on the 2,400-2,483.5 bandwidth.

The execution of the agreement is subject to the approval of the Antitrust Authority.

Telecom Italia share buy-back

In connection with the share buy-back authorised by the Telecom Italia Shareholders' Meeting of 7 November 2001, from 1 January through 11 March 2003 Telecom Italia purchased 8,662,500 own savings shares for an average per-share price of 4.73 euros and a total outlay of 41 million euros, and 915,000 ordinary shares for an average per-share price of 6.83 euros and a total outlay of 6 million euros.

Therefore, until 11 March 2003 Telecom Italia purchased overall 54,309,500 own savings share for an average per-share price of 5.24 euros and a total outlay of 285 million euros, and 6,195,500 own ordinary shares for an average per-share price of 8 euros and a total outlay of 50 million euros.

Bond buy-back and subsequent cancellation

On 11 March 2003, the Telecom Italia Board of Directors carried a resolution for the buy-back, at the market price, and subsequent cancellation of a portion of the bonds subscribed by the subsidiary Telecom Italia Finance, up to a maximum amount of 2 billion euros. The purpose of the operation is to restore the balance between shareholders' equity and bond loans and finance bills, in connection with the proposal to distribute reserves up to a maximum of 1,333 million euros.

Other companies in the Olivetti Group

o On 10 January 2003, the multi-tranche benchmark bond issued by Olivetti Finance N.V. and guaranteed by Olivetti S.p.A. was successfully placed. The bond is part of the operations to re-finance debt and extend average maturity and does not imply any change in net financial indebtedness.

As a result of solid investor demand, for approximately 4 billion euros, which reflected strong market interest, the bond amount was set at 3 billion euros to be divided into three tranches, for five, ten and thirty years. The 30-year eurobond, a novelty in the corporate sector, is the first public euro-denominated bond with such long maturity.

The terms of the bond are as follows:

                           78 | Report on Operations
first tranche
-------------
amount:                                          1,750 million euros
issue date:                                      24 January 2003
maturity:                                        24 January 2008
term:                                            5 years
coupon:                                          5.875% per annum
issue price:                                     98.937%
effective yield on maturity:                     5.89% per annum,
                                                 corresponding to a yield
                                                 of + 225 basis points
                                                 over the mid-swap rate
second tranche
--------------
amount:                                          850 million euros
issue date:                                      24 January 2003
maturity:                                        24 January 2013
term:                                            10 years
coupon:                                          6.875% per annum
issue price:                                     99.332%
effective yield on maturity:                     6.97% per annum,
                                                 corresponding to a yield
                                                 of + 255 basis points
                                                 over the mid-swap rate
third tranche
-------------
amount:                                          400 million euros
issue date:                                      24 January 2003
maturity:                                        24 January 2033
term:                                            30 years
coupon:                                          7.75% per annum
issue price:                                     98.239%
effective yield on maturity:                     7.905% per annum,
                                                 corresponding to a yield
                                                 of + 300 basis points over
                                                 mid-swap rate

The issue is part of Olivetti's Euro Medium Term Note (EMTN) programme.

o On 28 January 2003, in response to the large number of applications and strong market interest, the thirty-year "Olivetti Finance N.V. 7.75% 2003-2033" bond issued on 24 January and guaranteed by Olivetti S.p.A. was re-opened. The bond is part of the operations to re-finance debt and extend average maturity and does not imply any change in net financial indebtedness.

The size of the operation was set at 400 million euros, bringing the total issue amount to 800 million euros; this made the bond eligible for inclusion in the top market indices and significantly improved liquidity to the benefit of investors.

The coupon and term are the same as the original loan and the issue price was set at 102.142% corresponding to an effective yield at maturity of + 287 basis points over the mid-swap rate.

The issue is part of Olivetti's Euro Medium Term Note (EMTN) programme.

                           79 | Report on Operations

                                     * * *

Telecom Italia / Olivetti merger project

On 11 March 2003, the Boards of Directors of Olivetti and Telecom Italia adopted a project to simplify the Group's corporate structure by merging the two companies. Specifically, the project envisages the merger of Telecom Italia into Olivetti and is a key step in the industrial and financial restructuring process launched in July 2001 to create shareholder value.

                           80 | Report on Operations

Operating outlook for 2003

Assuming that the dividend payout policy of the subsidiary Telecom Italia continues, Olivetti S.p.A. expects to post a positive full-year net result for financial 2003, before accounting for the impact of any extraordinary operations.

Group earnings, before amortisation of goodwill on the acquisition of Telecom Italia, will depend on the results reported by the Telecom Italia Group, which expects profitability to be substantially unchanged from financial 2002.

                           81 | Report on Operations

Proposal for the coverage of the parent company loss for 2002

The 2002 financial statements of the Parent Company Olivetti S.p.A. show a net loss of 6,239,962,549 euros and shareholders' equity at 31 December 2002 of 9,031,365,025 euros, as follows:

(in euros)                                                 31.12.2002
-----------------------------------------------------------------------
I.      Share capital                                   8,845,239,632
I bis.  Share capital increase to be filed
        with the Companies Register                           200,198
II.     Additional paid-in capital                      3,765,365,301
II bis. Additional paid-in capital in respect
        of capital increases to
        be filed with the Companies Register                  126,941
III.    Revaluation reserves                                1,128,827
IV.     Legal reserve                                     920,809,760
V.      Reserve for treasury stock                          2,298,156
VII.    Other reserves                                  2,036,088,939
VIII.   Retained earnings and accumulated losses         (299,930,180)
-----------------------------------------------------------------------
        Total Share Capital and Reserves               15,271,327,574
IX.     Net loss for the year                          (6,239,962,549)
-----------------------------------------------------------------------
Total                                                   9,031,365,025
=======================================================================

The Board of Directors proposes that the 2002 net loss of 6,239,962,549 euros be covered as follows:

o 1,888,261,068 euros through use of the Extraordinary Reserve (included under the heading Other reserves);
o 10,217,010 euros through use of Non-taxable reserves (including under the heading Other reserves), specifically:
     -    8,741,403 euros from the Reserve for research grants (law no.
          346/1988)
     - 685,713 euros from the Reserve for technological innovation grants (law no. 46/1982)
     - 695,110 euros from the Reserve for capital investment grants (law no. 64/1986)
     - 94,784 euros from the Reserve for VAT deductions on capital investments;
o 18,598,579 euros through use of reserves previously tied to conversion of bonds and exercise of warrants, which have become available upon expiry of the relevant rights (included under the heading Other reserves), specifically:
     - 927,188 euros from the Reserve tied to conversion of Olivetti floating-rate 1998-2002 bonds
     - 163,110 euros from the Reserve tied to exercise of Olivetti 1998-2002 ordinary share warrants
     - 3,886,872 euros from the Reserve tied to exercise of Olivetti 1999-2001 subscription rights (warrants or options) reserved for managers of the Parent Company and its subsidiaries;
     - 13,621,409 euros from the Reserve tied to exercise of Olivetti 2002-2004 subscription rights (warrants or options) reserved for managers of the Parent Company and its subsidiaries.
o    1,128,827 euros through use of the Revaluation reserves;
o    920,809,760 euros through use of the Legal reserve;
o 126,941 euros through use of the Additional paid-in capital reserve in respect of share capital increases to be filed with the Companies Register;
o 3,400,820,364 euros through partial use of the Additional paid-in capital reserve, which will therefore reflect a residual balance of 364,544,937 euros.

Additionally, the Board of Directors proposes that the Accumulated losses of 299,930,180 euros be covered through partial use of the Additional paid-in capital reserve, which will therefore reflect a residual balance of 64,614,757 euros.

                                                         The Board of Directors

                           82 | Report on Operations

                              Statutory Financial Statements of Olivetti S.p.A.
                                                            at 31 December 2002

                                                                  Balance Sheet
                                                               Income Statement
                                                              Explanatory Notes

Olivetti S.p.A.
Balance Sheet (in euros)

ASSETS                                                  31.12.2002                  31.12.2001                    Changes
---------------------------------------------------     ----------                ------------              --------------
A)  AMOUNTS DUE FROM SHAREHOLDERS                                -                           -                           -
---------------------------------------------------     ----------                ------------              --------------
B)  FIXED ASSETS
           I.   Intangible fixed assets
           1)   Start-up and expansion costs            50,496,231                  81,096,623                 (30,600,392)
           3)   Industrial patents and
                intellectual property rights                     -                       1,033                      (1,033)
           7)   Other assets                           128,872,804                 168,624,950                 (39,752,146)
                                                    --------------              --------------              --------------
    Total intangible fixed assets                      179,369,035                 249,722,606                 (70,353,571)
           II.  Tangible fixed assets
           2)   Plant and machinery                        277,269                   1,104,221                    (826,952)
           3)   Industrial and commercial equipment              -                       4,648                      (4,648)
           4)   Other assets                               767,173                   1,065,708                    (298,535)
           5)   Assets under construction
                and advance payments                        33,343                      33,343                           -
                                                    --------------              --------------              --------------
    Total tangible assets                                1,077,785                   2,207,920                  (1,130,135)
           III. Financial fixed assets
           1)   Equity investments in:
                subsidiary companies                22,693,511,448              31,261,276,711              (8,567,765,263)
                associated companies                    44,935,728                     295,528                  44,640,200
                other                                  149,090,191                 147,732,059                   1,358,132
                                                    --------------              --------------              --------------
                                                    22,887,537,367              31,409,304,298              (8,521,766,931)
           2)   Receivables
                Due within 12 months from
                subsidiary companies                             -                      18,201                     (18,201)
                associated companies                             -                      61,397                     (61,397)
                others                                   9,024,236                  13,510,565                  (4,486,329)
                                                    --------------              --------------              --------------
                                                         9,024,236                  13,590,163                  (4,565,927)
                Due after 12 months from
                subsidiary companies                             -                           -                           -
                associated companies                    15,879,855                      95,535                  15,784,320
                others                                  54,181,142                  61,328,465                  (7,147,323)
                                                    --------------              --------------              --------------
                                                        70,060,997                  61,424,000                   8,636,997
           3)   Other securities                                 -                           -                           -
           4)   Treasury stock                           2,298,155                   2,298,156                          (1)
                                                    --------------              --------------              --------------
    Total financial fixed assets                    22,968,920,755              31,486,616,617              (8,517,695,862)
Total fixed assets (B)                              23,149,367,575              31,738,547,143              (8,589,179,568)
-------------------------------------------------   --------------              --------------              --------------

                   84 | Olivetti S.p.A. Financial Statements

                                                        31.12.2002                  31.12.2001                     Changes
------------------------------------------------    --------------              --------------               -------------
C)  CURRENT ASSETS
    I.      Inventories                                          -                           -                           -
    II.     Receivables
            Due within 12 months from
             1)   Customers                                997,697                   1,222,062                    (224,365)
             2)   Subsidiary companies
                  - trade and other receivables        313,397,251                  55,936,486                 257,460,765
                  - interest bearing current
                    accounts                           183,724,426                  79,528,229                 104,196,197
             3)   Associated companies
                  - trade and other receivables             53,456                      45,627                       7,829
                  - interest bearing current
                    accounts                                89,429                      85,576                       3,853
             4)   Others
                  - miscellaneous                      832,835,762                 693,755,383                 139,080,379
                  - interest bearing current
                    accounts                             2,789,317                   6,882,372                  (4,093,055)
                                                    --------------              --------------               -------------
                                                     1,333,887,338                 837,455,735                 496,431,603
            Due after 12 months from
             1)   Others                               609,000,000                           -                 609,000,000
                                                    --------------              --------------               -------------
            Total receivables                        1,942,887,338                 837,455,735               1,105,431,603
    III.    Financial assets not held as fixed
            assets
             4)   Other equity investments               2,755,510                   7,236,210                  (4,480,700)
             6)   Other securities
                  - miscellaneous                      346,871,904                  67,361,517                 279,510,387
                  - receivables for securities
                    held under reverse repurchase
                    agreements                             961,066                     911,312                      49,754
                                                    --------------              --------------               -------------
            Total financial assets not held as
            fixed assets                               350,588,480                  75,509,039                 275,079,441
    IV.     Liquid funds
             1)   Bank and post office deposits        518,639,674                 140,359,133                 378,280,541
             3)   Cash                                       3,431                       6,391                      (2,960)
                                                    --------------              --------------               -------------
            Total liquid funds                         518,643,105                 140,365,524                 378,277,581
Total current assets (C)                             2,812,118,923               1,053,330,298               1,758,788,625
------------------------------------------------    --------------              --------------               -------------
D)  ACCRUED INCOME AND PREPAID EXPENSES
    2)      Other accrued income and prepaid
            expenses subsidiary and associated                   -                       1,515                      (1,515)
            companies third parties                    414,077,727                 502,988,663                 (88,910,936)
Total accrued income and prepaid expenses (D)          414,077,727                 502,990,178                 (88,912,451)
------------------------------------------------    --------------              --------------               -------------
TOTAL ASSETS                                        26,375,564,225              33,294,867,619              (6,919,303,394)
================================================    ==============              ==============               =============

                   85 | Olivetti S.p.A. Financial Statements

LIABILITIES AND SHAREHOLDERS' EQUITY                    31.12.2002                  31.12.2001                    Changes
------------------------------------------------   ---------------              --------------             --------------
A)  SHAREHOLDERS' EQUITY
    I.                Share capital                  8,845,239,632               8,783,701,564                 61,538,068
    I bis.            Share capital increases to
                      be filed with the Companies
                      Register (article 2444 of
                      the Civil Code)                      200,198                     839,593                   (639,395)
    I ter.            Share capital increase pay-
                      ments relating to shares to
                      be issued                                  -                      26,954                    (26,954)
    II.               Additional paid-in capital     3,765,365,301               3,765,113,918                    251,383
    II bis.           Additional paid-in capital
                      in respect of share capital
                      increases to be filed with
                      the Companies Register and
                      of shares to be issued               126,941                      10,442                    116,499
    III.              Revaluation reserves               1,128,827                   1,128,827                          -
    IV.               Legal reserve                    920,809,760                 920,809,760                          -
    V.                Reserve for treasury stock         2,298,156                   2,298,156                          -
    VII.              Other reserves                 2,036,088,939               2,061,056,125                (24,967,186)
    VIII.             Retained earnings and
                      accumulated losses              (299,930,180)                571,549,306               (871,479,486)
    IX.               Net income (loss) for the
                      year                          (6,239,962,549)               (871,479,486)            (5,368,483,063)
Total shareholders' equity (A)                       9,031,365,025              15,235,055,159             (6,203,690,134)
------------------------------------------------    --------------              --------------             --------------
B)  RESERVES FOR RISKS AND CHARGES
                 2)   a) Reserves for taxation                   -                           -                          -
                      b) Reserves for deferred
                         taxation                                -                 344,437,178               (344,437,178)
                 3)   Other provisions                 336,309,681                 429,507,304                (93,197,623)
Total reserves for risks and charges (B)               336,309,681                 773,944,482               (437,634,801)
------------------------------------------------    --------------              --------------             --------------
C)  RESERVE FOR EMPLOYEE SEVERANCE INDEMNITIES           2,587,158                   3,857,916                 (1,270,758)
================================================    ==============              ==============             ==============

                   86 | Olivetti S.p.A. Financial Statements

                                                        31.12.2002                  31.12.2001                     Changes
-------------------------------------------------  ---------------              --------------             ---------------
D)  PAYABLES
    Due within 12 months
       1)   Bonds                                                -                           -                           -
       2)   Convertible bonds                                    -                  15,675,896                 (15,675,896)
       3)   Due to banks                               670,458,552                 357,134,963                 313,323,589
       4)   Due to other lenders                         2,842,623                   6,375,644                  (3,533,021)
       5)   Advances                                     3,772,422                   3,772,422                           -
       6)   Due to suppliers                             8,989,315                  24,717,419                 (15,728,104)
       8)   Due to subsidiary companies
            - trade and other payables                  13,143,430                  22,312,200                  (9,168,770)
            - interest bearing current accounts      2,617,061,850               4,522,110,267              (1,905,048,417)
       9)   Due to associated companies
            - trade and other payables                     586,256                       1,107                     585,149
      11)   Due to tax authorities                     282,587,074                  31,172,199                 251,414,875
      12)   Due to social security authorities             373,603                     699,126                    (325,523)
      13)   Other payables
            - miscellaneous                             17,685,785                  66,957,695                 (49,271,910)
                                                   ---------------              --------------             ---------------
                                                     3,617,500,910               5,050,928,938              (1,433,428,028)
    Due after 12 months
       1)   Bonds
            subscribed by third parties                          -                 400,000,000                (400,000,000)
            subscribed by subsidiary companies       3,900,000,000                           -               3,900,000,000
       2)   Convertible bonds                        4,184,127,509               4,188,416,003                  (4,288,494)
       3)   Due to banks                                20,270,104                  71,798,098                 (51,527,994)
       4)   Due to other lenders                        34,489,703                  25,372,174                   9,117,529
       5)   Due to subsidiary companies              3,743,567,709               5,302,415,417              (1,558,847,708)
                                                   ---------------              --------------             ---------------
                                                    11,882,455,025               9,988,001,692               1,894,453,333)
Total payables (D)                                  15,499,955,935              15,038,930,630                 461,025,305
-------------------------------------------------  ---------------              --------------             ---------------
E)  ACCRUED EXPENSES AND DEFERRED INCOME
       2)   Other accrued expenses and deferred
            income
            Group companies                          1,434,016,225               2,208,669,229                (774,653,004)
            third parties                               71,330,201                  34,410,203                  36,919,998
Total accrued expenses and deferred income (E)       1,505,346,426               2,243,079,432                (737,733,006)
-------------------------------------------------  ---------------              --------------             ---------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          26,375,564,225              33,294,867,619              (6,919,303,394)
=================================================  ===============              ==============             ===============


MEMORANDUM ACCOUNTS                                     31.12.2002                  31.12.2001                     Changes
-------------------------------------------------  ---------------              --------------             ---------------
Personal guarantees, net of counter-securities
received                                            15,097,017,500              17,319,460,000              (2,222,442,500)
Commitments                                              7,960,000                  10,990,000                  (3,030,000)
Other accounts                                           3,810,000                   3,810,000                           -
-------------------------------------------------  ---------------              --------------             ---------------
TOTAL MEMORANDUM ACCOUNTS                           15,108,787,500              17,334,260,000              (2,225,472,500)
=================================================  ===============              ==============             ===============

                   87 | Olivetti S.p.A. Financial Statements

Olivetti S.p.A.
Income Statement (in euros)

                                                         Year 2002                   Year 2001                   Changes
-------------------------------------------------  ---------------              --------------             -------------
A)  VALUE OF PRODUCTION
       1)   Revenues from sales and services                                                 -                         -
       2)   Changes in inventories of work in
            progress, semifinished and finished
            products                                                                         -                         -
       3)   Changes in contract work in progress                                             -                         -
       4)   Capitalized production                                                           -                         -
       5)   Other revenues and income:
            - other                                     13,598,043                  15,209,057                (1,611,014)
Total value of production (A)                           13,598,043                  15,209,057                (1,611,014)
-------------------------------------------------  ---------------              --------------             -------------
B)  COSTS OF PRODUCTION
       6)   Raw, ancillary and consumable mater-
            ials and goods for resale                      232,022                     179,687                    52,335
       7)   Services received                           26,361,228                  49,093,106               (22,731,878)
       8)   Leases and rentals                           2,383,471                   2,532,780                  (149,309)
       9)   Personnel
            a) Wages and salaries                        4,898,745                   8,040,416                (3,141,671)
            b) Social security charges                   1,409,992                   2,108,684                  (698,692)
            c) Termination indemnities                      24,045                   1,050,599                (1,026,554)
            d) Employee pension and similar
               obligation charges                                -                           -                         -
            e) Other costs                               7,424,646                   1,900,561                 5,524,085
                                                   ---------------              --------------             -------------
                                                        13,757,428                  13,100,260                   657,168
      10)   Amortisation, depreciation and write-
            downs
            a) Amortisation of intangible fixed
               assets                                   70,525,404                  61,688,982                 8,836,422
            b) Depreciation of tangible fixed
               assets                                    1,194,871                   1,262,719                   (67,848)
            c) Other amounts written down on
               fixed assets                                      -                           -                         -
            d) Write-down of receivables classi-
               fied as current assets and of
               liquid funds                                      -                   1,523,624                (1,523,624)
                                                   ---------------              --------------             -------------
                                                        71,720,275                  64,475,325                 7,244,950
      11)   Changes in inventories of raw, ancil-
            lary and consumable materials
            and goods for resale                                 -                           -                         -
      12)   Provisions for risks                                 -                 191,808,785              (191,808,785)
      13)   Other provisions                                     -                           -                         -)
      14)   Other operational expenses                   2,730,313                   3,045,755                  (315,442)
Total costs of production (B)                          117,184,737                 324,235,698              (207,050,961)
-------------------------------------------------  ---------------              --------------             -------------
DIFFERENCE BETWEEN VALUE AND COSTS OF PRODUCTION
   (A-B)                                              (103,586,694)               (309,026,641)              205,439,947
=================================================  ===============              ==============             =============


                   88 | Olivetti S.p.A. Financial Statements

                                                         Year 2002                   Year 2001                       Changes
-------------------------------------------------    -------------                 -----------               -------------
C)    FINANCIAL INCOME AND EXPENSES
        15)   Income from equity investments
               -  subsidiary companies               1,973,535,014                  73,555,112               1,899,979,902
               -  associated companies                           -                   8,261,552                  (8,261,552)
               -  other companies                        5,818,495                   3,591,809                   2,226,686
                                                     -------------                 -----------               -------------
                                                     1,979,353,509                  85,408,473               1,893,945,036
        16)   Other financial income
              a)  income from receivables
                  classified as fixed assets from
                  - subsidiary companies                       402                       1,134                        (732)
                  - associated companies                     1,355                       9,683                      (8,328)
                  - others                                   1,418                       4,002                      (2,584)
                                                     -------------                 -----------               -------------
                                                             3,175                      14,819                     (11,644)
              b)  income from securities held as
                  fixed assets                                   -                           -                           -
              c)  income from securities held as
                  current assets                         3,063,050                   4,202,788                  (1,139,738)
              d)  other income from
                  - subsidiary companies                 7,468,984                   3,991,770                   3,477,214
                  - associated companies                   151,716                       4,516                     147,200
                  - others                              30,709,474                  29,120,917                   1,588,557
                                                     -------------                 -----------               -------------
                                                        38,330,174                  33,117,203                   5,212,971
                                                     -------------                 -----------               -------------
                                                        41,396,399                  37,334,810                   4,061,589
        17)   Interest and other financial charges
              a)  subsidiary companies                (607,163,943)               (814,204,575)                207,040,632
              b)  associated companies                           -                           -                           -
              c)  others                              (205,925,868)               (152,423,847)                (53,502,021)
                                                     -------------                 -----------               -------------
                                                      (813,089,811)               (966,628,422)                153,538,611
Total financial income and expenses (C)              1,207,660,097                (843,885,139)              2,051,545,236
-------------------------------------------------    -------------                 -----------               -------------
D)    VALUE ADJUSTMENTS TO FINANCIAL ASSETS
        18)   Revaluations                                       -                           -                           -
        19)   Writedowns
              a)  on equity investments             (8,400,396,263)               (175,226,612)             (8,225,169,651)
Total value adjustments to financial assets (D)     (8,400,396,263)               (175,226,612)             (8,225,169,651)
-------------------------------------------------    -------------                 -----------               -------------
E)    EXTRAORDINARY INCOME AND CHARGES
        20)   Income
               -  Gains from disposals                 238,849,887                   1,045,574                 237,804,313
               -  Other income                           1,447,518                  22,622,268                 (21,174,750)
                                                     -------------                 -----------               -------------
                                                       240,297,405                  23,667,842                 216,629,563
        21)   Charges
               -  Losses from disposals                (70,547,485)                       (512)                (70,546,973)
               -  Taxes for previous years              (1,213,055)                          -                  (1,213,055)
               -  Other charges                         (4,274,051)                (16,459,071)                 12,185,020
                                                     -------------                 -----------               -------------
                                                       (76,034,591)                (16,459,583)                (59,575,008)
Total extraordinary income and charges (E)             164,262,814                   7,208,259                 157,054,555
-------------------------------------------------    -------------                 -----------               -------------
RESULT BEFORE TAXATION (A-B+C+D+E)                  (7,132,060,046)             (1,320,930,133)             (5,811,129,913)
-------------------------------------------------    -------------                 -----------               -------------
22) Income taxes for the year                          892,097,497                 449,450,647                 442,646,850
-------------------------------------------------    -------------                 -----------               -------------
23) NET RESULT FOR THE YEAR                         (6,239,962,549)               (871,479,486)             (5,368,483,063)
=================================================    =============                 ===========               =============

                   89 | Olivetti S.p.A. Financial Statements

                               Explanatory Notes

Form and content of the financial statements

The financial statements for the year closed at 31 December 2002 have been prepared and presented in accordance with the Italian Civil Code interpreted by the accounting principles established by the Italian Accounting Profession ("Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri"). They comprise the Balance Sheet (prepared in accordance with the formats specified in articles 2424 and 2424 bis of the Italian Civil Code), the Income Statement (prepared in accordance with the formats specified in articles 2425 and 2425 bis of the Italian Civil Code) and these Explanatory Notes.

The Explanatory Notes are provided to illustrate, analyse and supplement the data reported in the financial statements with the information required by article 2427 of the Italian Civil Code, by other provisions of Legislative Decree no. 127/1991, or by other laws; they also provide additional information, even where not required by specific legislation, if deemed necessary to present a true and fair view.

The Explanatory Notes also include information relating to holding companies requested by the Italian Securities and Investment Board (CONSOB) in communication no. 94001437 of 23 February 1994.

Accounting policies in the valuation of financial statement items, in value adjustments and in translation of values not originally denominated in euros

The most significant accounting policies adopted for the financial statements for the year to 31 December 2002, in compliance with article 2426 of the Italian Civil Code, are as follows:

1) Intangible fixed assets

Intangible fixed assets are stated at purchase or production cost including related accessory charges, and are amortised over their residual useful life.

Start-up and expansion costs and purchased goodwill are amortised over five and ten years respectively. Intangible fixed assets are written down to reflect any other than temporary impairment in value; their book value is reinstated in subsequent years if the reasons for such writedowns no longer apply.

2) Tangible fixed assets and depreciation

Tangible fixed assets are stated at purchase or construction cost, which includes financial charges incurred over the period of construction of the asset, if this period is of significant duration, up to the time the asset enters service. Assets are written down to reflect any other than temporary impairment in value; the original value is reinstated in subsequent periods if the reasons for such writedowns no longer exist. Ordinary depreciation is provided on a straight-line basis using rates that reflect the residual useful life of the assets concerned.

                   90 | Olivetti S.p.A. Financial Statements

The Company also provides accelerated depreciation for some categories of assets in order to obtain the benefits deriving from deferred taxation, as allowed by current tax legislation.

Ordinary maintenance costs are charged in full to income; costs incurred that extend the useful life of assets are capitalised as part of the said assets and depreciated over the remaining useful life thereof.

3) Equity investments and securities held as financial fixed assets

Equity investments held as fixed assets are stated at purchase cost (LIFO method with annual layers), written down to reflect any other than temporary impairment in value; their original value is reinstated in subsequent years if the reasons for such writedowns no longer apply.

Securities held as fixed assets are valued at purchase cost (LIFO method with annual layers), adjusted on an accrual basis for the difference between such cost and the redemption value, written down to reflect any other than temporary impairment in value; their original value is reinstated in subsequent years if the reasons for such writedowns no longer apply.

4) Accounts receivable and payable

Accounts receivable are stated at estimated realisable value and classified under financial fixed assets or current assets. Accounts payable are stated at face value.

5) Equity investments and securities not held as financial fixed assets

Securities and equity investments in listed companies held as current assets are valued at the lower of cost and market value, the latter being determined on the basis of the stock market prices at the end of December; if the reasons for writedowns no longer apply, the original value is reinstated in subsequent years to the extent that it does not exceed the original cost.

Securities purchased through reverse repurchase agreements with an obligation of resale on maturity are classified as financial assets not held as fixed assets and stated at purchase cost.

Income and charges relating to such transactions are calculated taking into account both the difference between the spot and forward prices and the income generated by such assets over the duration of the operation and are recorded on an accrual basis.

6) Accruals, prepayments and deferrals

Costs and income common to two or more financial years are recorded under this heading to reflect the accrual accounting principle.

7) Reserves for risks and charges

Specific reserves are provided to cover known or likely losses or liabilities of a given nature, the extent or timing of which are uncertain at the end of the year; the provisions reflect, therefore, the best estimate based on the information available.

8) Employee severance indemnities

This provision is formed in accordance with current legislation and labour contracts and reflects the liability accrued to all employees at the balance-sheet date.

                   91 | Olivetti S.p.A. Financial Statements

9) Revenues

Revenues from services are credited to income at the time the services are provided.

10) Research and development

Interest-relief grants on financial charges accruing on research loans are accounted on an accrual basis and credited directly to income for the year against financial charges.

11) Exchange rate differences arising on transactions in foreign currency and translation criteria for foreign currency items

Receivables and payables denominated in non-EMU currencies are originally translated into euros by adopting the accounting rates at the date of the respective transactions. Exchange rate differences arising at the time of collection of receivables or settlement of payables in non-EMU currencies are credited or charged to income.

Gains or losses on payables and receivables arising from application of the exchange rates in force in December are credited or charged to income for the year.

Total exchange rate differences are illustrated in the specific comment on financial income and charges.

12) Forward currency transactions

As regards forward purchase or sale transactions of foreign currency at pre-arranged exchange rates in respect of specific receivables and payables expressed in foreign currency, i.e., in respect of a net exposure in foreign currency, the difference between the exchange rate at the transaction date and the prearranged forward exchange rate is charged to income for the duration of the said transaction; furthermore, gains or losses arising from differences between the spot exchange rate at the transaction date and the spot exchange rate at the balance-sheet date are credited or charged to income, if gains or losses in respect of the foreign-currency assets and liabilities to which the transactions refer are also credited or charged to income.

Gains or losses arising from other forward purchases or sales of foreign currency at pre-arranged exchange rates, determined by reference to the comparable forward rates at the balance-sheet date, are credited or charged to income.

13) Forward interest rate transactions

Interest rate differentials to be paid or received on interest rate swaps and similar transactions accruing at the balance-sheet date are posted to income on an accrual basis under financial income and charges. Considerations for options acquired or sold in connection with forward interest rate transactions are posted to income over the duration of the options.

14) Dividends

Dividend income and the relative tax credit from subsidiary companies are entered on accrual, that is, in the year such income is formed; dividends from other equity investments are recorded on collection.

                   92 | Olivetti S.p.A. Financial Statements

15) Capital gains from contributions in kind

Capital gains from corporate demergers and subsequent contributions are classified as extraordinary income.

16) Value adjustments and provisions charged exclusively for tax purposes

Value adjustments and provisions charged exclusively for tax purposes, comprising accelerated depreciation as allowed under specific tax laws and writedowns on equity investments, are carried in the respective income headings.

17) Income taxes

Current tax liabilities are provided, where applicable, as amounts due to tax authorities, based on a reasonable estimate of taxation for the year. In addition, in accordance with the tax liability method, deferred taxes or prepaid taxes are recognised on all temporary differences between the book values of assets and liabilities and their corresponding tax values, applying tax rates expected in the periods in which the temporary differences will be reversed.

The benefit of tax-loss carryforwards is recognised when a reasonable certainty exists that future taxable income will be available against which such carryforwards can be utilised, in accordance with current legislation.

18) Grouping of financial statement headings

The financial statements at 31 December 2002 do not include any groupings of headings.

20) Exceptions allowed under paragraph 4, article 2423 of the Italian Civil
Code.

No exceptions were applied in the attached financial statements pursuant to paragraph 4, art. 2423 of the Italian Civil Code.

                   93 | Olivetti S.p.A. Financial Statements

Comments on assets

B) Fixed assets

I. Intangible fixed assets

Net intangible fixed assets at 31 December 2002 amounted to 179.4 million euros (249.7 million euros at 31 December 2001).

                                                      Net value at                Amortisation     Net value at
                                                        31.12.2001     New costs       charges       31.12.2002
-------------------------------------------------      -----------       -------   -----------       -----------
1) Start-up and expansion costs                         81,096,623             -   (30,600,392)       50,496,231
3) Industrial patents and intellectual property
   rights                                                    1,033             -        (1,033)                -
7) Other
    Extraordinary maintenance and leasehold
     improvements                                        3,197,051       171,833    (1,006,708)        2,362,176
    Costs relating to the issue of bonds                85,100,888             -   (17,385,222)       67,715,666
    Costs relating to borrowings, sustained by
     Tecnost S.p.A. (merged into
    Olivetti in 2000)                                   80,327,011             -   (21,532,049)       58,794,962
                                                       -----------       -------   -----------       -----------
                                                       168,624,950       171,833   (39,923,979)      128,872,804
                                                       -----------       -------   -----------       -----------
Total                                                  249,722,606       171,833   (70,525,404)      179,369,035
=================================================      ===========       =======   ===========       ===========

Start-up and expansion costs at 31 December 2002 amounted to 50.5 million euros and included guarantee commissions connected with share capital increases. These costs are amortised over five years.

Extraordinary maintenance and leasehold improvements included expenses incurred for the renovation of the building provided on a free loan basis, as a contribution in kind, to the "Associazione Interaction Design Institute" of Ivrea; these costs are amortised over the term of contracts. Net value at 31 December 2002 was 2.4 million euros.

Costs relating to the issue of bonds and to borrowings amounted to 126.5 million euros at 31 December 2002 and referred to bonds issued in previous years including bonds issued by Tecnost S.p.A. (merged with Olivetti in 2000).

                   94 | Olivetti S.p.A. Financial Statements

II. Tangible fixed assets
Breakdown of tangible fixed assets:

                                                                                         Net book         % accum.
                                                                        Accumulated      value at     depreciation    Net book value
                                                               Cost    depreciation    31.12.2002    at 31.12.2001     at 31.12.2001
---------------------------------------------------    ------------    ------------    ----------    -------------    --------------
1) Land and buildings                                             -                -             -                                 -
---------------------------------------------------    ------------    ------------    ----------    -------------    --------------
2) Plant and machinery
   General plant                                             27,889         (13,943)       13,946            49.99           19,522
   Electronic plant                                       5,328,678      (5,093,525)      235,153            95.59        1,045,180
   Machinery and specific plant                           6,196,874      (6,168,704)       28,170            99.55           39,519
---------------------------------------------------    ------------    ------------    ----------    -------------    --------------
                                                         11,553,441     (11,276,172)      277,269            97.60        1,104,221
---------------------------------------------------    ------------    ------------    ----------    -------------    --------------
3) Industrial and commercial equipment                   10,267,336     (10,267,336)            -           100.00            4,648
---------------------------------------------------    ------------    ------------    ----------    -------------    --------------
4) Other asset
   Vehicles                                                 214,498        (214,498)            -           100.00                -
   Furniture and fittings                                 3,059,026      (2,291,853)      767,173            74.92        1,065,708
---------------------------------------------------    ------------    ------------    ----------    -------------    --------------
                                                          3,273,524      (2,506,351)      767,173            76.56        1,065,708
---------------------------------------------------    ------------    ------------    ----------    -------------    --------------
5) Assets under construction and advance payments
   Assets under construction                                 33,343               -        33,343                -           33,343
---------------------------------------------------    ------------    ------------    ----------    -------------    --------------
Total                                                    25,127,644     (24,049,859)    1,077,785            95.71        2,207,920
===================================================    ============    ============    ==========    =============    ==============


The gross value of tangible fixed assets changed as follows during 2002:

                                                                                                     Disposals and
                                                                            Cost at                    reclassifi-           Cost at
                                                                         31.12.2001     Additions          cations        31.12.2002
-------------------------------------------------------------------    ------------    ----------    -------------    --------------
1) Land and buildings                                                             -             -                -                 -
-------------------------------------------------------------------    ------------    ----------    -------------    --------------
2) Plant and machinery
   General plant                                                             27,889             -                -            27,889
   Electronic plant                                                       5,318,056        79,188          (68,566)        5,328,678
   Machinery and specific plant                                           6,191,818         5,319             (263)        6,196,874
-------------------------------------------------------------------    ------------    ----------    -------------    --------------
                                                                         11,537,763        84,507          (68,829)       11,553,441
-------------------------------------------------------------------    ------------    ----------    -------------    --------------
3) Industrial and commercial equipment                                   10,267,336             -                -        10,267,336
-------------------------------------------------------------------    ------------    ----------    -------------    --------------
4) Other assets
   Vehicles                                                                 340,349             -         (125,851)          214,498
   Furniture and fittings                                                 3,178,555        73,551         (193,080)        3,059,026
-------------------------------------------------------------------    ------------    ----------    -------------    --------------
                                                                          3,518,904        73,551         (318,931)        3,273,524
-------------------------------------------------------------------    ------------    ----------    -------------    --------------
5) Assets under construction and advance payments
   Assets under construction                                                 33,343             -                -            33,343
-------------------------------------------------------------------    ------------    ----------    -------------    --------------
Total                                                                    25,357,346       158,058         (387,760)       25,127,644
===================================================================    ============    ==========    =============    ==============

                   95 | Olivetti S.p.A. Financial Statements

Changes in accumulated depreciation for 2002 were as follows:

                                                                        Accumulated                  Disposals and       Accumulated
                                                                       depreciatio      Provision      reclassifi-      depreciation
Accumulated ordinary depreciation                                     at 31.12.2001  for the year          cations     at 31.12.2002
-------------------------------------------------------------------   -------------  ------------    -------------     -------------
1) Land and buildings                                                             -             -                -                 -
-------------------------------------------------------------------   -------------  ------------    -------------     -------------
2) Plant and machinery
    General plant                                                             4,182         2,789                -             6,971
    Electronic plant                                                      2,590,665       453,087          (27,784)        3,015,968
    Machinery and specific plant                                          5,559,316         9,043             (263)        5,568,096
-------------------------------------------------------------------   -------------  ------------    -------------     -------------
                                                                          8,154,163       464,919          (28,047)        8,591,035
-------------------------------------------------------------------   -------------  ------------    -------------     -------------
3) Industrial and commercial equipment                                    6,913,294         3,099                -         6,916,393
-------------------------------------------------------------------   -------------  ------------    -------------     -------------
4) Other assets
    Vehicles                                                                228,491             -          (83,913)          144,578
    Furniture and fittings                                                1,700,092       147,375         (102,153)        1,745,314
-------------------------------------------------------------------   -------------  ------------    -------------     -------------
                                                                          1,928,583       147,375         (186,066)        1,889,892
-------------------------------------------------------------------   -------------  ------------    -------------     -------------
Total accumulated ordinary depreciation                                  16,996,040       615,393         (214,113)       17,397,320
-------------------------------------------------------------------   -------------  ------------    -------------     -------------
Accumulated accelerated depreciation
-------------------------------------------------------------------   -------------  ------------    -------------     -------------
1) Land and buildings                                                             -             -                -                 -
-------------------------------------------------------------------   -------------  ------------    -------------     -------------
2) Plant and machinery
    General plant                                                             4,183         2,789                -             6,972
    Electronic plant                                                      1,682,153       420,209          (24,805)        2,077,557
    Machinery and specific plant                                            593,043         7,565                -           600,608
-------------------------------------------------------------------   -------------  ------------    -------------     -------------
                                                                          2,279,379       430,563          (24,805)        2,685,137
-------------------------------------------------------------------   -------------  ------------    -------------     -------------
3) Industrial and commercial equipment                                    3,349,394         1,549                -         3,350,943
-------------------------------------------------------------------   -------------  ------------    -------------     -------------
4) Other assets
    Vehicles                                                                111,858             -          (41,938)           69,920
    Furniture and fittings                                                  412,755       147,366          (13,582)          546,539
-------------------------------------------------------------------   -------------  ------------    -------------     -------------
                                                                            524,613       147,366          (55,520)          616,459
-------------------------------------------------------------------   -------------  ------------    -------------     -------------
Total accumulated accelerated depreciation                                6,153,386       579,478          (80,325)        6,652,539
-------------------------------------------------------------------   -------------  ------------    -------------     -------------
Total accumulated depreciation                                           23,149,426     1,194,871         (294,438)       24,049,859
===================================================================   =============  ============    =============     =============

Ordinary depreciation was provided at rates deemed to reflect the residual useful life of the tangible fixed assets in question.

                   96 | Olivetti S.p.A. Financial Statements

The rates applied, reduced by 50% for assets acquired during the year, were as follows:

----------------------------------------   ------------
Plant and machinery                         10% - 20%
Industrial and commercial equipment         20% - 40%
Other assets:
    Electronic office machines                    20%
    Office furniture and fittings                 12%
    Motor vehicles                                25%
----------------------------------------   ------------

At 31 December 2002 fixed assets were depreciated by 95.71%, compared with 91.29% at the end of 2001.

Accelerated depreciation for the year and previous years, charged in accordance with current tax laws, was classified as a deduction of the relevant asset items.

III. Financial fixed assets

Equity investments

Equity investments at 31 December 2002 totalled 22,887.5 million euros, a decrease of 8,521.8 million euros from 31 December 2001, as analysed below:

                                                Net book value
--------------------------------------------   ---------------
As of 31 December 2001                          31,409,304,298
--------------------------------------------   ---------------
Acquisitions, capital subscriptions,
  replenishment of losses and other
  disbursements                                    224,595,924
Disposals                                         (405,281,584)
Write-downs                                     (8,341,081,271)
--------------------------------------------   ---------------
                                                (8,521,766,931)
--------------------------------------------   ---------------
As of 31 December 2002                          22,887,537,367
============================================   ===============

Changes were as follows:

o acquisitions of shares or quotas in the following companies for 67.3 million euros:
     -    7.5 million euros Thema S.p.A.
     -    14.9 million euros Mediobanca S.p.A.
     -    44.6 million euros Tiglio I S.r.l.
     -    0.3 million euros In.Tel. Audit S.c.r.l.

o share capital increases and other disbursements for 20.6 million euros relating to:
     -    20.0 million euros Olivetti Multiservices S.p.A.
     -    0.5 million euros Eurofly Services S.p.A.
     -    0.1 million euros OMS 2 S.r.l.

o replenishment of losses and capital increase for 136.7 million euros relating to Olivetti Finance N.V.;


                   97 | Olivetti S.p.A. Financial Statements

o disposals of equity investments in the following companies for 405.3 million euros:
     -    150.2 million euros OMS 2 S.r.l.
     -    192.0 million euros SEAT Pagine Gialle S.p.A.
     -    49.1 million euros Webegg S.p.A.
     -    14.0 million euros Tredicimarzo S.r.l.

o writedowns totalling 8,341.1 million euros on the following equity investments:
     -    106.4 million euros Olivetti Tecnost S.p.A.
     -    183.6 million euros Olivetti Finance N.V.
     -    8,051.1 million euros Telecom Italia S.p.A.


During the year the OMS 2 s.r.l. company was formed and the real-estate assets of Multiservices S.p.A. were transferred to the new company under Project Tiglio. OMS 2 s.r.l. was subsequently sold to Tiglio I generating a capital gain of 71.9 million euros.

The equity investment in Telecom Italia S.p.A. during the year 2002 was written down by approximately 8,051 million euros, in compliance with current tax regulations, for tax benefit purposes only.

Likewise, during 1999 the same investment in Telecom Italia and that in Olivetti International were written down by 2,166 million euros. The Company collected, during 2002, from Telecom Italia S.p.A. dividends amounting to approximately 832 million euros (392 million of which in December) deriving from the distribution of income reserves formed prior to the acquisition of Telecom Italia. Such dividends were credited to income and not considered as a reduction of the equity investment.

Subsequently, as a result of the afore-mentioned writedowns, the higher equity investment would be considered reduced from 10,217 million euros to 9,385 million euros as the writedown applied in 1999, in compliance with tax regulations, can be considered partially reduced by the amount of the dividends themselves.

If all the above-mentioned operations would have not been effected, the net shareholders' equity at 31 December 2002 would have shown an increase of approximately 8,217 million euros (net of the relevant tax effect equal to about 1,168 million euros) and the financial years' net result would have shown an improvement of approximately 6,300 million euros (net of the relevant tax effect equal to about 919 million euros).

                   98 | Olivetti S.p.A. Financial Statements

The breakdown of the opening balances for equity investments classified as financial fixed assets was as follows:

                                                                                               Replenishments
                                              Shares/quotas                          Losses and     and value  Book value at
                                              at 31.12.2001     Original cost       write-downs  restorations     31.12.2001
------------------------------------------   --------------    --------------    --------------  ------------  -------------
Subsidiary companies
Finsiel S.p.A                                        18,320           429,486                                        429,486
Global Gaming Investments S.p.A
  in winding-up                                   1,300,000         1,396,896          (96,896)                    1,300,000
Olivetti International S.A                        3,999,998       442,739,664     (778,241,328)  756,428,121     420,926,457
Olivetti Multiservices S.p.A                     33,131,900       176,156,192       (9,174,314)            -     166,981,878
Olivetti Finance N.V                             46,905,660        46,905,655                -             -      46,905,655
Olivetti Finanziaria Industriale S.p.A           35,000,000        78,939,697      (27,556,568)  (16,274,462)     35,108,667
Olivetti Tecnost S.p.A                          273,000,000       538,912,186     (266,801,172)  (64,100,000)    208,011,014
Seat P.G. S.p.A                                 159,614,304       192,016,008                                    192,016,008
Telecom Italia S.p.A                          2,850,255,432    32,206,376,093   (2,065,827,596)            -  30,140,548,497
Webegg S.p.A                                      6,621,432        49,049,050                -             -      49,049,050
==========================================   ==============    ==============    ==============  ===========  ==============
Total subsidiary companies                                     33,732,920,927    (3,147,697,874) 676,053,659) 31,261,276,712
------------------------------------------   --------------    --------------    --------------  -----------  --------------
Associated companies
IN.VA. S.p.A                                        400,000           206,583          (44,817)            -         161,766
Consorzio per il Distretto
  Tecnologico del Canavese                              225           117,752                 -            -         117,752
                                             --------------    --------------    --------------  -----------  --------------
                                                                      324,335           (44,817)                     279,518
Other                                                                                                                 16,009
==========================================   ==============    ==============    ==============  ===========  ==============
Total associated companies                                                                                           295,527
------------------------------------------   --------------    --------------    --------------  -----------  --------------
Other investments
Consortium S.r.l                                 12,768,512        19,527,217                                     19,527,217
Eurofly Service S.p.A                               387,915           482,006       (1,064,845)      787,700         204,861
Fin - Priv. S.r.l                                    22,877        15,375,273                -             -      15,375,273
Mediobanca S.p.A                                 12,837,000        98,255,610                                     98,255,610
Tredicimarzo                                              1        14,001,000                                     14,001,000
                                             --------------    --------------    --------------  -----------  --------------
                                                                  147,641,106       (1,064,845)      787,700)    147,363,961
Other                                                                                                                368,098
------------------------------------------   --------------    --------------    --------------  -----------  --------------
Total other                                                                                                      147,732,059
------------------------------------------   --------------    --------------    --------------  -----------  --------------
Total                                                                                                         31,409,304,298
==========================================   ==============    ==============    ==============  ===========  ==============

                   99 | Olivetti S.p.A. Financial Statements

The changes in equity investments during 2002 are analysed below:

                                                       Book value
                                                     at 31.12.2001                  Acquisitions, subscriptions and replenishments
Equity investments                                   Shares/quotas       Amounts        Shares/quotas              Amounts
---------------------------------------------------  ------------------------------- ---------------------------------------
Subsidiary companies
Italian listed companies
------------------------
Telecom Italia S.p.A                                 2,850,255,432    30,140,548,497
Seat P.G. S.p.A                                        159,614,304       192,016,008

Foreign unlisted companies
--------------------------
Olivetti International, S.A                              3,999,998       420,926,457
Olivetti Finance N.V                                    46,905,660        46,905,655                             136,714,803

Italian unlisted companies
--------------------------
Olivetti Multiservices S.p.A                            33,131,900       166,981,878                              20,000,000
OMS2 S.r.l                                                                                                           115,000
Finsiel S.p.A                                               18,320           429,486
Olivetti Tecnost S.p.A                                 273,000,000       208,011,014
Webegg S.p.A                                             6,621,432        49,049,050
Olivetti Finanziaria Industriale S.p.A                  35,000,000        35,108,667
Global Gaming Investments S.p.A. in winding-up           1,300,000         1,300,000
Thema S.p.A                                                                                  1,300,000             7,516,272
In.Tel.Audit.Scrl                                                                              250,000               250,000
Total subsidiary companies                                            31,261,276,712                             164,596,075
--------------------------------------------------- --------------    --------------     -------------         -------------
Associated companies

Italian unlisted companies
--------------------------
IN.VA., S.p.A                                              400,000           161,766
OCN Trading S.r.l. (in winding-up)                          32,000               516
Consorzio per il Distretto Tecnologico del Canavese            225           117,752
EO consorzio (in winding-up)                                     6            15,493
Tiglio I S.r.l                                                                                 456,964            44,640,200
Total associated companies                                                   295,527                              44,640,200
--------------------------------------------------- --------------    --------------    --------------        --------------
Other investments
Consortium S.r.l                                        12,768,912        19,527,217
Eurofly Service, S.p.A                                     387,915           204,861           954,868               496,531
Fin - Priv. S.r.l                                            2,857        15,375,273
Mediobanca S.p.A                                        12,837,000        98,255,610         1,281,350            14,863,118
Tredicimarzo S.r.l                                               1        14,001,000
Societa diverse                                                              368,098
Total other investments                                                  147,732,059                              15,359,649
--------------------------------------------------- --------------    --------------    --------------        --------------
Total                                                                 31,409,304,298                             224,595,924
=================================================== ==============    ==============    ==============        ==============


                  100 | Olivetti S.p.A. Financial Statements

                                                                                Book value
Disposals, demergers and reclassifications         Writedowns and            at 31.12.2002
  Shares/quotas                  Amounts       value restorations            Shares/quotas                     Amounts
------------------------------------------     ------------------            -----------------------------------------
                                                   (8,051,068,899)           2,850,255,432              22,089,479,598
    159,614,304            (192,016,008)

                                                                                 3,999,998                 420,926,457
                                                     (183,620,458)              46,905,660

      2,131,900            (150,100,010)                                        31,000,000                  36,881,868
                               (115,000)
                                                                                    18,320                     429,486
                                                     (106,391,914)             273,000,000                 101,619,100
      6,621,432             (49,049,050)
                                                                                35,000,000                  35,108,667
                                                                                 1,300,000                   1,300,000
                                                                                 1,300,000                   7,516,272
                                                                                   250,000                     250,000
                           (391,280,068)           (8,341,081,271)                                      22,693,511,448
=======================================        ==================            =========================================

                                                                                   400,000                     161,766
                                                                                    32,000                         516
                                                                                       225                     117,752
                                                                                         6                      15,493
                                                                                   456,964                  44,640,200
                                                                                                            44,935,727
------------------------------------------     ------------------            -----------------------------------------

                                                                                12,768,912                  19,527,217
                                                                                 1,342,783                     701,392
                                                                                     2,857                  15,375,273
                                                                                14,118,350                 113,118,728
              1             (14,001,000)
                                   (516)                                                                       367,582
                            (14,001,516)                                                                   149,090,192
---------------------------------------        ------------------            -----------------------------------------
                           (405,281,584)           (8,341,081,271)                                      22,887,537,367
=======================================        ==================            =========================================

                  101 | Olivetti S.p.A. Financial Statements

                                                                                                      Pro-quota (*)
                             Share capital    Shareholders'      Net income   Shares/quotas   %       shareholders'
(amounts in euros)               par value          equity           (loss)         owned    owned       equity         Book value
----------------------------  ------------    ------------  --------------- --------------- -------  --------------  --------------
Subsidiary companies
Italian listed companies
Telecom Italia S.p.A.         4,023,816,861  10,955,270,523  (1,645,375,512) 2,850,255,432   38.96(**) 4,268,173,396  22,089,479,598
Foreign unlisted companies
Olivetti International S.A     500,000,000     373,933,790     (64,510,649)     3,999,998  100.00       373,933,603      420,926,457
Olivetti Finance N.V            46,905,660     (24,542,346)    (71,448,006)    46,905,660  100.00       (24,542,346)               -
Italian unlisted companies
Finsiel S.p.A.                   59,982,385     206,170,000      37,110,000         18,320    1.58 (o)     3,252,352         429,486
In.Tel.Audit Scrl                2,750,000       2,750,000               -        250,000    9.09 (o)       250,000          250,000
Global Gaming Investments
  S.p.A. in winding-up            1,300,000         977,833         (41,661)     1,300,000  100.00           977,833       1,300,000
Olivetti Multiservices S.p.A.    31,000,000      42,024,680       9,202,848     31,000,000  100.00        42,024,680      36,881,868
Olivetti Finanziaria
  Industriale S.p.A.             35,000,000       1,662,422      36,992,084     35,000,000  100.00         1,662,422      35,108,667
Olivetti Tecnost S.p.A.         273,000,000     160,654,511    (132,708,904)   273,000,000  100.00       160,654,512     101,619,100
Thema S.p.A.                      1,300,000       7,673,513         671,029      1,300,000  100.00         7,673,513       7,516,272
Total subsidiary companies                                                                            4,834,059,965   22,693,511,448
----------------------------  ------------    ------------  --------------- --------------- -------  --------------   --------------
Associated companies
Italian unlisted companies
IN:VA S.p.A.                        520,000         935,773         238,401        400,000   40.00           374,309         161,766
OCN Trading S.r.l..
  (in winding-up) (***)         80,000,000          30,948            (650)        32,000   40.00            12,379              516
Tiglio I S.r.l.                   5,255,704     497,444,772      (7,288,762)       456,964    8.85           465,130      44,640,200
Cons. Distret. Tecn. Canavese      472,558         368,673        (452,846)           225   24.59            90,657          117,752
Other companies                                                                                              15,494           15,494
Total associated companies                                                                                  957,969       44,935,728
----------------------------  ------------    ------------  --------------- --------------- -------  --------------   --------------
Other investments
Consortium S.r.l.               561,600,000     664,414,186      37,193,625     12,768,912    2.27        15,106,564      19,527,217
Fin - Priv. S.r.l.                   20,000      98,155,330       2,778,391          2,857   14.28        14,011,673      15,375,273
Mediobanca S.p.A.               389,262,457   3,695,702,984     117,646,087     14,118,350    1.81        64,902,808     113,118,728
Other investments                                                                                        49,859,779        1,068,973
Total other investments                                                                                 143,880,824      149,090,191
----------------------------  ------------    ------------  --------------- --------------- -------  --------------   --------------
TOTAL EQUITY INVESTMENTS                                                                              4,978,898,758   22,887,537,367
============================  ============    ============  =============== =============== =======  ==============   ==============

  (*) Pro-quota net equity, after distribution of dividends
 (**) 39.52% (54.94% of the voting rights) taking account of the shares classified as current assets.
  (o) Controlled indirectly through Telecom Italia S.p.A.
(***) The share capital is denominated in Italian Lira


                  102 | Olivetti S.p.A. Financial Statements

A comparison of the book values of equity investments in subsidiary companies and the corresponding portions of shareholders' equity adjusted for consolidation purposes shows aggregate equity investment book value to be 18,845.3 million euros higher than aggregate shareholders' equity portions:

                                                                                           Portion of net equity
                                                                                            as adjusted for con-
                                                                               Book value    solidation purposes
                                                                                of equity    attributable to the
                                                                              investments         Parent Company     Differences
(in millions of euros)                                                                (a)                    (b)           (a-b)
----------------------------------------------------------------------------  -----------  ---------------------     -----------
Equity investments the book values of which are lower than the pro-quota net equity of the relevant subsidiaries, as adjusted for consolidation purposes:
    Olivetti Multiservices S.p.A.                                                    36.9                   44.3            (7.4)
    Olivetti Finanziaria Industriale S.p.A.                                          35.1                   37.0            (1.9)
    Thema S.p.A.                                                                      7.5                    7.7            (0.2)
                                                                              -----------  ---------------------     -----------
                                                                                     79.5                   89.0            (9.5)
Equity investments the book values of which are higher than the pro-quota net equity of the relevant subsidiaries, as adjusted for consolidation purposes:
    Telecom Italia S.p.A.                                                        22,089.5                3,345.4        18,744.1
    Olivetti International S.A.                                                     420.9                  373.9            47.0
    Olivetti Finance N.V.                                                               -                  (24.3)           24.3
    Olivetti Tecnost S.p.A.                                                         101.6                   62.5            39.1
    Global Gaming Investments S.p.A. (in winding-up)                                  1.3                    1.0             0.3
                                                                              -----------  ---------------------     -----------
                                                                                 22,613.3                3,758.5        18,854.8
----------------------------------------------------------------------------  -----------  ---------------------     -----------
                                                                                 22,692.8                3,847.5        18,845.3
============================================================================  ===========  =====================     ===========

The difference between the book value of the Telecom Italia S.p.A. equity investment and the corresponding portion of shareholders' equity adjusted for consolidation purposes (18,744.1 million euros) is 6,363.7 million euros lower than the difference in 2001. This is due to the writedown of 8,051.1 million euros applied purely for fiscal purposes pursuant to article 2426 par 2 of the Italian Civil Code, offset by the effect of the dividends distributed during the year.

The liabilities arising from the risk of uncollectibility of the higher amount of the other investments (110.7 million euros) are included in the reserve for risks and charges.

                  103 | Olivetti S.p.A. Financial Statements

Receivables

This heading includes both short-term and medium/long-term financial receivables:

                                                                      31.12.2002          31.12.2001                 Changes
------------------------------------------------------------------    ----------          ----------               ---------
Amounts due within 12 months
Current portions of subsidized loans relating to:
    Subsidiary companies                                                       -              18,201                 (18,201)
    Associated companies                                                       -              61,397                 (61,397)
    Other companies                                                            -              64,242                 (64,242)
Getronics Solutions Italia S.p.A.                                        974,880           3,620,238              (2,645,358)
Interest relief grants Law 346/1988                                    8,049,356           9,826,085              (1,776,729)
------------------------------------------------------------------    ----------          ----------               ---------
Total amounts due within 12 months                                     9,024,236          13,590,163              (4,565,927)
------------------------------------------------------------------    ----------          ----------               ---------
Amounts due after 12 months
Portions of subsidized loans relating to subsidiary companies
    Olivetti I-Jet S.p.A.                                                      -              18,201                 (18,201)
less: current portions                                                         -             (18,201)                 18,201
------------------------------------------------------------------    ----------          ----------               ---------
Total amounts due from subsidiary companies after 12 months                    -                   -                       -
------------------------------------------------------------------    ----------          ----------               ---------
Associated companies
    Tiglio I S.r.l.                                                   15,784,320                   -              15,784,320
    Istituto RTM S.p.A.                                                   95,535              95,535                       -
    Baltea S.r.l.                                                              -              61,396                 (61,396)
less: current portions                                                         -             (61,396)                 61,396
------------------------------------------------------------------    ----------          ----------               ---------
Total amounts due from associated companies after 12 months           15,879,855              95,535              15,784,320
------------------------------------------------------------------    ----------          ----------               ---------
Portions of subsidized loans relating to other parties
o Nortel Italia S.p.A.                                                         -              64,242                 (64,242)
o Consorzio per il Distretto Tecnologico del Canavese                    226,760             358,811                (132,051)
less: current portions                                                         -             (64,242)                 64,242
Due from tax authorities for advancess on severance indemnities          877,182             989,117                (111,935)
Due from Allen Bradley                                                    56,294              56,294                       -
Restricted deposit in favour of Getronics (ex Wang Lab.)              40,544,599          46,487,558              (5,942,959)
Cash guarantee deposits                                               12,476,307          13,436,685                (960,378)
------------------------------------------------------------------    ----------          ----------               ---------
Total amounts due from others after 12 months                         54,181,142          61,328,465              (7,147,323)
------------------------------------------------------------------    ----------          ----------               ---------
Total amounts due after 12 months                                     70,060,997          61,424,000               8,636,997
==================================================================    ==========          ==========               =========

The 4.6 million euros decrease in receivables due within 12 months from third parties compared with 31 December 2001 (13.6 million euros) was largely due to collection of receivables from Getronics Solutions Italia S.p.A. (2.6 million euros) and receivables for grants pursuant to Law 346/1998 (1.8 million euros).

Amounts due after 12 months totalled 70.1 million euros (61.4 million euros at 31 December 2001) and related in the main to a long-term loan granted to Tiglio I S.r.l. (15.8 million euros) due in December 2009 and an interest-bearing restricted deposit (40.5 million dollars at 31 December 2002), established with a leading bank to guarantee cover for any residual liabilities, in favour of Getronics (formerly Wang Laboratories).


                  104 | Olivetti S.p.A. Financial Statements

A currency hedging contract was arranged on the deposit through a forward sale of dollars against euros. It totalled 40.5 million euros at 31 December 2002.

Treasury stock

At 31 December 2002 the Parent Company held 2,697,500 own ordinary shares (formerly savings shares converted into ordinary shares in 2000), including shares acquired from employees, for a par value, following the re-denomination of share capital in euros, of 2.7 million euros, and recorded at cost at 2.3 million euros; a special restricted reserve is carried under shareholders' equity for the same amount.


                  105 | Olivetti S.p.A. Financial Statements

C) Current assets

II. Receivables

Receivables due within 12 months

                                                                                 31.12.2002         31.12.2001            Changes
----------------------------------------------------------------------------- -------------        -----------       ------------
Due from third parties
    Customers                                                                     2,351,995          2,724,938           (372,943)
    Trade notes receivables                                                          58,876             98,127            (39,251)
                                                                              -------------        -----------       ------------
                                                                                  2,410,871          2,823,065           (412,194)
    less: allowance for doubtful accounts                                        (1,413,174)        (1,601,003)           187,829
                                                                              -------------        -----------       ------------
                                                                                    997,697          1,222,062           (224,365)
----------------------------------------------------------------------------- -------------        -----------       ------------
Due from subsidiary companies
    For supplies and other                                                        5,711,280          2,533,042          3,178,238
    Due from Telecom Italia S.p.A.. for VAT                                      213,916,627                  -        213,916,627
    Due from Olivetti Group for VAT                                               3,663,006                  -          3,663,006
    Due from Tim and Seat PG for assignments of
     receivables due from tax authorities                                        81,364,338                  -         81,364,338
    Due from Olivetti Finance N.V.                                                        -          6,944,280         (6,944,280)
    Telecom Italia dividends as accrued                                                   -         46,459,164        (46,459,164)
    Multiservices dividends as accrued                                            8,742,000                  -          8,742,000
                                                                              -------------        -----------       ------------
                                                                                313,397,251         55,936,486        257,460,765
    Interest bearing current accounts:
    - Financing to Olivetti Tecnost S.p.A.                                      150,000,000                  -        150,000,000
    - Financing to Olivetti Multiservices S.p.A.                                          -         20,000,000        (20,000,000)
    - Alladium S.p.A.                                                               192,521                  -            192,521
    - Olivetti Multiservices S.p.A.                                              10,216,089                  -         10,216,089
    - Est S.p.A.                                                                    867,841            319,268            548,573
    - Olivetti Finance N.V.                                                               -            400,946           (400,946)
    - Domustech S.p.A.                                                            1,105,029            667,312            437,717
    - GotoWeb S.p.A.                                                              1,071,966          1,669,194           (597,228)
    - Olivetti Tecnost S.p.A.                                                    10,653,136         50,761,332        (40,108,196)
    - Tecnost Sistemi S.p.A.                                                      4,900,492                  -         (4,900,492)
    - OliWeb S.p.A.                                                                       -            872,369           (872,369)
    - Tiemme Sistemi S.p.A.                                                       4,717,352          4,823,367           (106,015)
    - Other subsidiary companies                                                          -             14,441            (14,441)
                                                                              -------------        -----------       ------------
                                                                                183,724,426         79,528,229        104,196,197
----------------------------------------------------------------------------- -------------        -----------       ------------
                                                                                497,121,677        135,464,715        361,656,962
----------------------------------------------------------------------------- -------------        -----------       ------------
Due from associated companies
    for supplies and other                                                           53,456             45,627              7,829
    interest bearing current accounts                                                89,429             85,576              3,853
----------------------------------------------------------------------------- -------------        -----------       ------------
                                                                                    142,885            131,203             11,682
----------------------------------------------------------------------------- -------------        -----------       ------------
Due from others
    Withholdings and amounts due from tax authorities                           753,276,839        548,030,314        205,246,525
    VAT and other amounts due from public authorities                            11,114,579         47,027,839        (35,913,260)
    Due from employees                                                              176,517            139,486             37,031
    Prepaid taxes                                                                 4,917,465         26,133,279        (21,215,814)
    Due from Getronics                                                            1,606,157          1,606,157                  -
    Amounts due from insurance companies                                            119,854         18,281,065        (18,161,211)
    Receivables acquired from TechnoProduzioni S.p.A.                             1,262,471          1,262,471                  -
    Due from Ixtant (settlement of grants accrued by Modinform)                           -             37,222            (37,222)
    Receivables acquired from Getronics S.p.A.. and O.i.S Group                  60,979,538         67,003,111         (6,023,573)
    Other                                                                        29,466,411         19,407,365         10,059,046
    less: allowance for doubtful accounts                                       (30,084,069)       (35,172,926)         5,088,857
                                                                                832,835,762        693,755,383        139,080,379
    Loans and interest bearing current accounts                                   2,789,317          6,882,372         (4,093,055)
----------------------------------------------------------------------------- -------------        -----------       ------------
                                                                                835,625,079        700,637,755        134,987,324
----------------------------------------------------------------------------- -------------        -----------       ------------
Total receivables due within 12 months                                        1,333,887,338        837,455,735        496,431,603
----------------------------------------------------------------------------- -------------        -----------       ------------
Summary of receivables due within 12 months
Total receivables for suppliers and others
    Third parties                                                               833,833,459        694,977,445        138,856,014
    Group                                                                       313,450,707         55,982,113        257,468,594
----------------------------------------------------------------------------- -------------        -----------       ------------
                                                                              1,147,284,166        750,959,558        396,324,608
----------------------------------------------------------------------------- -------------        -----------       ------------
Total financial receivables
    Third parties                                                                 2,789,317          6,882,372         (4,093,055)
    Group                                                                       183,813,855         79,613,805        104,200,050
----------------------------------------------------------------------------- -------------        -----------       ------------
                                                                                186,603,172         86,496,177        100,106,995
----------------------------------------------------------------------------- -------------        -----------       ------------
Total                                                                         1,333,887,338        837,455,735        496,431,603
============================================================================= =============        ===========       ============


                  106 | Olivetti S.p.A. Financial Statements

Receivables due within 12 months amounted to 1,333.9 million euros, a net increase of 496.4 million euros compared with 31 December 2001.

The change arose largely as a result of an increase in receivables due from subsidiaries (81.4 million euros) in respect of ceded tax credits, an increase in financial receivables due from subsidiaries (104.2 million euros) and an increase in amounts due from tax authorities (205.2 million euros) mainly in connection with tax credits on dividends.

With the participation of Telecom Italia S.p.A. to the Group VAT system in 2002, Olivetti S.p.A. also had a receivable of 213.9 million euros due from Telecom Italia S.p.A. for VAT payables.

These higher receivables were offset by decreases in amounts due from accrued dividends (37.7 million euros), related tax credits (21.2 million euros) and amounts due from insurance companies (18.2 million euros).

Receivables due after 12 months

The balance on this heading at 31 December 2002 was 609 million euros and referred entirely to prepaid taxes arising largely from the allocation on five years of the tax benefit on the Telecom Italia S.p.A. investment writedown (8,051.1 million euros).

III. Financial assets not held as fixed assets

Other equity investments

These assets amounted to 2.7 million euros at 31 December 2002, and referred to equity investments acquiring for trading purposes in:

      o     Biesse S.p.A. 0.6 million euros;
      o     Datalogic S.p.A. 2.1 million euros;

The decrease of 4.5 million euros compared with 31 December 2001 was largely due to the sale of the equity investment in Lottomatica S.p.A. (3.3 million euros).

Miscellaneous securities

                                      31.12.2002     31.12.2001        Changes     Market value
---------------------------------    -----------     ----------    -----------     ------------
Treasury Certificates (C.C.T.)        31,559,665     46,716,156    (15,156,491)     31,488,810
Long Term Treasury Bonds (B.T.P.)     15,981,202     19,612,447     (3,631,245)     16,779,455
Corporate Bonds                             --        1,032,914     (1,032,914)           --
Shares                               299,331,037           --      299,331,037     299,331,037
---------------------------------    -----------     ----------    -----------     -----------
Total                                346,871,904     67,361,517    279,510,387     347,599,302
=================================    ===========     ==========    ===========     ===========

The amount of 299.3 million euros of shares refers to no. 41,401,250 Telecom Italia ordinary shares purchased during the year 2002 from Olivetti Finance N.V. and valued at euro 7,23 per share, corresponding to the stock price on the last day of trading in December.

                  107 | Olivetti S.p.A. Financial Statements

Receivables for securities held under reverse repurchase agreements

This heading reflects the purchase cost of securities acquired under agreements to resell the securities at a pre-arranged date and price.

Income and charges relating to these transactions are computed in respect of the difference between the agreed spot and forward prices and recognised on an accrual basis, under other financial income or charges.

                                          31.12.2002   31.12.2001      Changes
---------------------------------------   ----------   ----------      -------
Treasury Certificates (C.C.T.)               961,066         --        961,066
Long Term Treasury Bonds (B.T.P.)               --        911,312     (911,312)
---------------------------------------   ----------   ----------      -------
Total                                        961,066      911,312       49,754
=======================================   ==========   ==========      =======


D) Accrued income and prepaid expenses

                                                   31.12.2002    31.12.2001       Changes
-----------------------------------------------   -----------   -----------    ----------
Accrued income
Due within 12 months
Interest income
    from third parties                              3,019,953     1,898,916     1,121,037
    from associated companies                            --           1,169        (1,169)
    from subsidiary companies                            --             346          (346)
Interest relief grants                              2,491,939     3,807,848    (1,315,909)
                                                  -----------   -----------    ----------
    Total accrued income within 12 months           5,511,892     5,708,279      (196,387)
Due after 12 months
    from third parties                                   --      11,449,758   (11,449,758)
-----------------------------------------------   -----------   -----------    ----------
Total accrued income                                5,511,892    17,158,037   (11,646,145)
-----------------------------------------------   -----------   -----------    ----------
Prepaid expenses
Due within 12 months
Financial charges to third parties                          -             -             -
Insurance premiums and other costs to:
    third parties                                   3,329,179     2,259,725     1,069,454
    subsidiary companies                                    -             -             -
                                                  -----------   -----------    ----------
    Total prepaid expenses due within 12 months     3,329,179     2,259,725     1,069,454
Due after 12 months
    Financial charges from third parties          405,236,656   483,572,416   (78,335,760)
-----------------------------------------------   -----------   -----------    ----------
Total prepaid expenses                            408,565,835   485,832,141   (77,266,306)
-----------------------------------------------   -----------   -----------    ----------
Total                                             414,077,727   502,990,178   (88,912,451)
===============================================   ===========   ===========    ==========

Prepaid expenses in respect of financial charges (405.2 million euros) consist mainly of future-year portions of the redemption premium on the convertible bonds issued in 2001.

                  108 | Olivetti S.p.A. Financial Statements

Comments on liabilities and shareholders' equity

A) Shareholders' equity

I. Share capital

The share capital of Olivetti S.p.A. at 31 December 2002, fully subscribed, paid-up and filed with the Companies Register, was represented by 8,845,239,632 ordinary shares with a par value of 1 euro each (8,783,701,564 ordinary shares at 31 December 2001) for an aggregate value of 8,845,239,632 euros (8,783,701,564 euros at 31 December 2001).

The following operations determined the net increase of 61,538,068 euros during 2002:

o share capital increases subscribed by 31 December 2001 for an aggregate amount of 839,593 euros through the issuance of 839,593 ordinary shares filed with the Companies Register in 2002, in accordance with article 2444 of the Italian Civil Code, as follows:

     - share capital increase of 780,895 euros par value through the issuance of 780,895 ordinary shares, following conversion of a similar number of "Olivetti floating rate 1998-2002" bonds;

     - share capital increase of 52,575 euros par value through the issuance of 52,575 ordinary shares following exercise of a similar number of "Olivetti 1998-2002 ordinary share warrants";

     - share capital increase of 6,123 euros par value through the issuance of 6,123 ordinary shares, following exercise of 12,246 "Olivetti 2001-2002 share warrants";

o share capital increases for 26,954 euros par value through the issuance of 26,954 ordinary shares following exercise in December 2001 of 21,033 "Olivetti 1998-2002 ordinary share warrants" and 11,842 "Olivetti 2001-2002 share warrants" in respect of which the corresponding shares had not yet been issued at 31 December 2001;

o share capital increases for 28,797,733 euros par value through the issuance of 28,797,733 ordinary shares following conversion of a similar number of "Olivetti floating-rate 1998-2002" bonds with a par value of 1,000 Italian each (equivalent to 0.5165 euro), after utilisation of 13,924,945 euros from the "Reserve tied to conversion of Olivetti floating rate 1998-2002 bonds" formed following re-denomination of share capital in euros;

o share capital increases for 22,831,828 euros par value through the issuance of 22,831,828 ordinary shares following exercise of a similar number of "Olivetti 1998-2002 ordinary share warrants"; the shares were issued:

     - for 11,791,655 euros against payment of 0.5165 euros (equivalent to 1,000 Italian lire) per share;

     - for 11,040,173 euros on a free basis through use of the "Reserve tied to exercise of Olivetti 1998-2002 ordinary share warrants" formed following re-denomination of share capital in euros;

o share capital increases for 134,430 euros par value (in addition to a share premium of 215,088 euros) through the issuance of 134,430 ordinary shares following conversion of a similar number of "Olivetti 1.5% 2001-2004 convertible bonds with redemption premium";

o share capital increases for an aggregate amount of 5,654,982 euros par value through the issuance at par of 5,654,982 ordinary shares reserved for managers of the Parent Company and its subsidiaries following exercise of a similar number of "Olivetti 1999-2001 share warrants";

                  109 | Olivetti S.p.A. Financial Statements

o share capital increases for 2,688 euros par value (in addition to a share premium of 8,114 euros) through the issuance of 2,688 ordinary shares following exercise of 2,400 "Olivetti ex Tecnost 1999-2004 warrants" on an exchange basis of 1.12 Olivetti shares per warrant; the issuance was effected:

     -    for 620 euros against payment;

     - for 2,068 euros on a free basis through use of the "Reserve tied to exercise of ex Tecnost 1999-2004 warrants" formed following re-denomination of Tecnost S.p.A. share capital in euros;

o share capital increases for 20,460 euros par value (in addition to a share premium of 17,739 euros) through the issuance of 20,460 ordinary shares following exercise of 40,920 "Olivetti 2001-2002 ordinary share warrants";

o share capital increases for 3,229,400 euros par value through the issuance at par of 3,229,400 ordinary shares following conversion of a similar number of "Olivetti 1.5% 2001-2010 convertible bonds with redemption premium".

Future potential changes in share capital

The following were still outstanding at 31 December 2002:

- 137,355,625 "Olivetti ex Tecnost 1999-2004 warrants" for subscription of 153,838,300 Olivetti ordinary shares (at a rate of 1.12 Olivetti shares for each warrant exercised) at the originally planned price per share of
     2.80 euros with a 15% annual increment, for the period between 20 August 1999 and the execution date of the respective applications; the price therefore ranges (following adjustment in respect of the share capital increases executed in 2001) from 3.780 euros in the case of warrants exercised in January 2003 to 4.626 euros in relation to warrants that will be exercised in June 2004.

Consequently, should all warrants outstanding at 31 December 2002 be exercised, the aggregate value of the share capital increase, including the share premium, would vary from a minimum of 581,508,774 euros (January 2003) to a maximum of 711,655,976 euros (June 2004), with an additional amount of 118,369,170 euros from utilisation of pre-established free share capital increase reserves;

- 487,409,258 "Olivetti 1.5% 2001-2004 convertible bonds with redemption premium" net of 2,618 bonds for which applications for conversion into shares had been received at 31 December 2002, thus reducing the value of outstanding bonds with counter-item represented by a payable due to future shareholders (the corresponding shares were issued on 15 January 2003). A total of 487,409,258 Olivetti ordinary shares could still be issued in respect of the outstanding bonds, for an aggregate par value of 487,409,258 euros (plus a share premium of 779,854,813 euros);

- 2,409,663,062 "Olivetti 1.5% 2001-2010 convertible bonds with redemption premium" net of 14,210 bonds for which applications for conversion into shares had been received at 31 December 2002, thus reducing the value of outstanding bonds with counter-item represented by a payable due to future shareholders (the corresponding shares were issued on 15 January 2003). A total of 2,409,663,062 Olivetti shares could still be issued at par in respect of the outstanding bonds for an aggregate par value of 2,409,663,062 euros.

The Board of Directors' meeting of 24 February 2000 implemented the proxy granted pursuant to art. 2443 of the Italian Civil Code by the Extraordinary Shareholders' Meeting of 7 April 1999 to carry a resolution for a Three-Year Stock Option Plan from 1 January 2002 to 31 December 2004, assigning to approximately one hundred managers of the Parent Company and its subsidiaries 29,500,000 free war-

                  110 | Olivetti S.p.A. Financial Statements rants for subscription of an equal number of Olivetti ordinary shares at a price of 3.308 euros per share (after adjustment for the share capital increases of 2001) corresponding to the fair value of Olivetti ordinary shares at the date of the Board of Directors' meeting.

The stock options were to have been exercised in three groups in the period between 2 November and 15 December of 2002, 2003 and 2004 and could be accumulated until the end of the Plan. Subsequently, the Board of Directors' meeting of 9 February 2001 passed a resolution to reverse the previous resolution of 24 February 2000 and to raise share capital by an aggregate amount of 29 million euros through issue of 29 million shares at a subscription price of 2.515 euros per share (after adjustment for the share capital increases of 2001). The shares are reserved for managers of the Parent Company and its subsidiaries and service the warrants to be assigned to such managers under the "February 2002 - December 2004 Three-Year Stock Option Plan", with no changes to terms and conditions applying to stock options already assigned to managers on the payroll as of 24 February 2000 who had since left the Group's employ (a total of 1,330,000 rights).

Proxies assigned to Directors

The Extraordinary Shareholders' Meeting held on 7 April 1999 granted the following powers to the Directors, pursuant to arts. 2443 and 2420 ter of the Italian Civil Code, for a period of five years as from the date of the resolution:

a) to increase share capital in one or more tranches, for a maximum par value of 5 thousand billion Italian lire (2,582.3 million euros), on a free and/or payment basis, with or without share premium, through the issuance of ordinary shares and/or shares serviced with various rights, with the same characteristics as the outstanding shares, to be assigned or offered to parties with entitlement thereto, giving the Directors the right to establish, case by case, the categories of the shares, the issue price thereof, the dividend due date, the appropriation of share capital increase to service the conversion of bonds including bonds issued by third parties, both in Italy and abroad, and/or warrants, as well as the right to appropriate the increase or the increases (within the time limits set forth in art. 134 of Legislative Decree no. 58/1998), also via options, warrants, or similar rights, to employees of the Company, its controlling company and its subsidiary companies;

b) to issue bonds, in one or more tranches, and/or bonds convertible into ordinary shares and/or serviced with various rights, with the same characteristics as the outstanding bonds, with or without warrants, also issued in foreign currency, to be offered with pre-emptive rights to parties with entitlement thereto, for a maximum amount of 8 thousand billion Italian lire (4,131.7 million euros), within the limits permitted under law, on a case-by-case basis, with the consequent share capital increase to service the conversion of bonds and/or exercise of warrants, establishing the procedures, terms, conditions and regulations thereof.

On 13 October 2001, the Extraordinary Shareholders' Meeting resolved to grant proxies authorising the Directors, in accordance with article 2443 of the Italian Civil Code, to raise share capital on one or more occasions over a five-year period from the date of the resolution, by a maximum of 7 billion euros (par value) through the issuance of shares to be assigned or offered with pre-emptive rights to entitled parties and to issue bonds and/or convertible bonds - in accordance with article 2420 ter of the Italian Civil Code - up to a maximum of 10 billion euros (par value), on one or more occasions over a five-year period from the date of the resolution. These proxies are additional to existing proxies for remaining sums.

                  111 | Olivetti S.p.A. Financial Statements

The Shareholders' Meeting of 8 May 2002 upheld the Board of Directors' proposal of 13 October 2001 and passed a resolution to revoke the non-utilised portions of the proxies pursuant to articles 2443 and 2420 ter granted with the resolutions carried by the Shareholders' Meetings of 7 April 1999 and 13 October 2001 (amounting respectively to a maximum of 6,740 million euros and 10,051 million euros). Therefore any future operation on capital or any operation that may have an effect on capital (to be executed directly or through a request for new proxies, by means of issuance of shares, convertible bonds or bonds with warrants, warrants, options or other similar rights to the Company shares) will be submitted for Shareholder approval on a case-by-case basis.

The Shareholders' Meeting of 8 May 2002 also passed a resolution empowering the Directors, pursuant to article 2420 ter of the Italian Civil Code, to issue bonds in euros or foreign currency, in one or more instances, over a maximum period of five years as from the date of the resolution, for a maximum aggregate amount of 9 billion euros, within the limits permitted under law on a case-by-case basis, and to establish the procedures, terms, conditions and regulations thereof. These bonds might be convertible into the shares of other companies, and might or might not bear warrants for the purchase of shares of other companies.

I bis. Share capital increases to be filed with the Companies Register pursuant to art. 2444 of the Italian Civil Code

The balance on this heading amounted to 200,198 euros at 31 December 2002 (839,593 euros at 31 December 2001). It reflects the par value of the shares issued by the Company in respect of share capital increases effected in 2002, which had not been filed with the Companies Register by the end of the year (141,134 shares from the exercise of 282,268 "Olivetti 2001-2002 ordinary share warrants", 2,861 shares from the conversion of a similar number of "Olivetti 1.5% 2001-2004 convertible bonds with redemption premium" and 56,203 shares from the conversion of a similar number of "Olivetti 1.5% 2001-2010 convertible bonds with redemption premium").

I ter. Share capital increase payments relating to shares to be issued

At 31 December 2002 the balance on this heading was zero, compared with 26,954 euros at 31 December 2001.

II. Additional paid-in capital

This reserve amounted to 3,765,365,301 euros at 31 December 2002 compared with 3,765,113,918 euros at 31 December 2001, a net increase of 251,383 euros which reflected the following movements:

- 10,442 euros relating to 12,044 shares (issued at 1.867 euros per share) arising from the exercise in December 2001 of a similar number of "Olivetti 2001-2002 share warrants", for which the relevant shares were issued in 2001 and registered in 2002 (6,123 shares) or issued and registered in January 2002 (5,921 shares);

- 215,088 euros relating to 134,430 shares issued following conversion of a similar number of bonds (with a par value of 2.60 euros per bond) of the series "Olivetti 1.5% 2001-2004 convertible with redemption premium";

                  112 | Olivetti S.p.A. Financial Statements

- 17,739 euros relating to 20,460 shares issued (at a price of 1.867 euros per share) following exercise of 40,920 "Olivetti 2001-2002 share warrants";

- 8,114 euros relating to 2,688 shares issued following exercise of 2,400 "Olivetti ex Tecnost 1999-2004 warrants" at a price of 3.249 euros per share.

II bis. Additional paid-in capital in respect of share capital increases to be filed with the Companies Register and of shares to be issued

This reserve amounted to 126,941 euros at 31 December 2002 (10,442 euros at 31 December 2001) and comprised 122,363 euros for 141,134 shares arising from the exercise (at a price of 1.867 euros per share) of 282,268 "Olivetti 2001-2002 share warrants" and 4,578 euros for 2,861 shares arising from the conversion of a similar number of bonds with a par value of 2.60 euros per bond from the series "Olivetti 1.5% 2001-2004 with redemption premium".

III. Revaluation reserves

This heading refers to the Revaluation reserve previously stated in the books of the merged company Tecnost S.p.A. and re-formed in the books of Olivetti S.p.A. following the merger with effect from 31 December 2000; at 31 December 2002 it amounted to 1,128,827 euros, unchanged from 31 December 2001.

IV. Legal reserve

This reserve amounted to 920,809,760 euros at 31 December 2002 (unchanged from 31 December 2001).

V. Reserve for treasury stock

This reserve of 2,298,156 euros reflects the value of 2,697,500 shares issued and held by the Company and carried in the balance sheet under the appropriate financial fixed assets heading, in accordance with art. 2357 ter of the Italian Civil Code: it cannot be distributed while own shares continue to be held.

VII. Other reserves

At 31 December 2002 these reserves reflected an aggregate amount of 2,036,088,939 euros compared with 2,061,056,125 euros at 31 December 2001, a total net decrease of 24,967,186 euros.

a) Extraordinary reserve

At 31 December 2002 this reserve amounted to 1,888,261,068 euros (unchanged from 31 December 2001).

b) Restricted reserve tied to exercise of Olivetti ex Tecnost 1999-2004 warrants

This reserve is irrevocably tied to exercise of "Olivetti ex Tecnost 1999-2004 warrants". At 31 December 2001 it amounted to 118,369,170 euros compared with 118,371,238 euros at 31 December 2001; the decrease of 2,068 euros was due to the exercise of 2,400 warrants during the year. The reserve was

                  113 | Olivetti S.p.A. Financial Statements formed following the free share capital increase at Tecnost S.p.A. and the simultaneous re-denomination of share capital in euros; at the moment of exercise of the warrants, the unit amount of 1,436.27 Italian lire (equal to the difference between the unit counter-value of 1 euro, namely 1,936.27 Italian lire, and the pre-existing par value of 500 Italian lire per share) will be transferred to share capital in the form of a free share capital increase, as well as to take account of the joint exchange ratio of 1.12 Olivetti shares for each ex-Tecnost warrant following the merger of Tecnost S.p.A. into and with Olivetti S.p.A..

c) Restricted reserves tied to conversion of Olivetti bonds and exercise of Olivetti warrants

These reserves (formed following the re-denomination of Olivetti share capital in euros) amounted to an aggregate 19,241,691 euros at 31 December 2002 compared with 44,206,809 euros at 31 December 2001. The decrease of 24,965,118 euros reflects:

- for 13,924,945 euros, use of the "Reserve for conversion of Olivetti floating rate 1998-2002 bonds" (which decreased from 14,852,133 euros to 927,188 euros) following conversion of 28,797,733 bonds;

- for 11,040,173 euros, use of the "Reserve for exercise of Olivetti 1998-2002 ordinary share warrants" (which decreased from 11,203,283 euros to 163,110 euros) following exercise of 22,831,828 warrants. At 31 December 2002 the heading also included the "Reserve for exercise of Olivetti 2002-2004 subscription rights (warrants or options) reserved for managers of the Parent Company and its subsidiaries" for 14,264,521 euros, unchanged from 31 December 2001, (and for 643,112 euros still restricted as tied to the exercise of no. 1,330,000 warrants still outstanding) and the "Reserve for exercise of Olivetti 1999-2001 subscription rights (warrants or options) reserved for managers of Parent Company and its subsidiaries" for 3,886,872 euros, also unchanged from 31 December 2001.

After closure of the conversion period for Olivetti 1998-2002 floating rate bonds and the exercise periods for Olivetti 1998-2002 share warrants, Olivetti 1999-2001 subscription rights, and no. 28,170,000 Olivetti 2002-2004 subscription rights (stock options) at 31 December 2002 the corresponding reserves reflected an aggregate balance of 18,598,579 euros and were no longer restricted.

d) Non-taxable reserves

These reserves, amounting overall to 10,217,010 euros (unchanged from 31 December 2002), were originally carried by Tecnost S.p.A. They were re-formed in the Olivetti balance sheet following the merger of Tecnost into and with Olivetti; the breakdown of these reserves is as follows:

- Reserve pertaining to research grants (Law no. 346/1988) for 8,741,403 euros

- Reserve pertaining to Technological Innovation grants (Law no. 46/1982) for 685,713 euros

- Reserve pertaining to capital investment grants (Law no. 64/1986) for 695,110 euros

- Reserve pertaining to VAT deductions on capital investments for 94,784 euros.

Taxes are not provided for these reserves since operations that would make them liable for taxation are not planned at the present time.

VIII. Retained earnings (accumulated losses)

At 31 December 2002 this heading reflected accumulated losses totalling 299,930,180 euros (retained earnings of 571,549,306 euros at 31 December 2001). The difference arose after the loss of 871,479,486 euros posted in 2001 was carried forward with the approval of the Shareholders' Meeting of 8 May 2002.


                  114 | Olivetti S.p.A. Financial Statements

B) Reserves for risks and charges

2.a) Reserves for taxation

The following years are still subject to adjustment or to assessment by the tax authorities: the financial years from 1997 onwards as regards income taxes; the financial years from 1998 onwards as regards value added tax.

In 1999 the Parent Company underwent a general tax inspection conducted by the Regional Corps of the Turin Tax Police, with specific reference to the years 1994, 1995 and 1996. At the end of the inspection, the tax authorities were notified of hypothetical administrative anomalies regarding both value added tax and (predominantly) income tax. The objections regarding income tax were resolved as a result of the tax settlement agreed on 23 July 2001.

On 15 December 2000 adjustment notices were received regarding value added tax for 1994 and 1995 as a consequence of the findings of the Tax Police's report. The Company promptly presented a well-argued appeal, which was substantially accepted by the Provincial Tax Commission.

In 1994, 1995 and 1996 the Company received assessment notices relating to the income tax returns from 1988 to 1992.

With regard to the assessment relating to 1988, the authorities objected, in view of the consequent tax regime, to the treatment of lease-back contracts as financial leasing contracts. The assessments relating to 1991 and 1992 stemmed from the findings of the Regional Corps of the Trieste Tax Police with regard to usufruct on share contracts entered into by the Company in previous years, while the assessments for 1989 and 1990 concerned both matters.

With regard to usufruct on share contracts, the authorities, in separate assessments, questioned the legitimacy of the deduction of tax credits and withholdings relating to dividends collected from resident companies by the Company as usufructuary. It also alleged the joint responsibility of the Company for the failure to apply to such dividends the higher withholdings tax due on payment of share income to non-residents.

Well-argued appeals have been made against all these assessments.

The objections raised with regard to lease-back contracts have been resolved in favour of the Company and the tax authorities have not proceeded with the matter.

All the objections raised by the authorities regarding usufruct on shares for 1989, 1991 and 1992, as well as that relating to the alleged non-deductibility of tax credits and withholdings on dividends for 1990, have been rejected by the first and second degree tax commissions. Only the appeal lodged by the Company against the 1990 assessment alleging joint responsibility for lower tax withholdings has been rejected by both the provincial and regional tax commissions.

The tax authorities have submitted appeals to the Supreme Court as regards all the decisions in favour of the Company concerning the objections to usufruct on shares and the Company has lodged counter-appeals. With regard to the adverse ruling of the regional tax commission regarding the assessment of tax withholdings for 1990, the Company has lodged an appeal to the Supreme Court and the tax authorities have submitted a counter-appeal.

The Company's tax advisors believe that the dispute regarding usufruct on shares will be settled in favour of the Company since the objections raised on both matters lack any juridical basis, and the Supreme Court has already issued favourable jurisprudence in this area.

                  115 | Olivetti S.p.A. Financial Statements

2.b) Reserve for deferred taxation

The entire reserve for deferred taxation (344.4 million euros at 31 December
2001) was reversed to income in relation to taxable result for the year and the reduction in the taxable temporary differences for which the reserve was formed in 2000; these differences were more than offset by the deductible temporary differences that arose in the year, as described in the note on prepaid tax receivables.

3) Other provisions

Other provisions at 31 December 2002 amounted to 336.3 million euros (429.5 million euros at 31 December 2001), following increases of 121.8 million euros and uses totalling 215.0 million euros.

The heading includes 23.4 million euros for deferred social security charges arising as a result of reductions in the workforce pursuant to Law 223/1991,
71.5 million euros for charges relating to commitments and possible future risks associated with the sale of OliMan Holding B.V., 222.1 million euros for risks and charges relating to investee companies and 19.3 million euros for charges relating to guarantees given in connection with the sale of subsidiary companies.

C) Reserve for employee severance indemnities

                                                                 31.12.2002    31.12.2001       Changes
--------------------------------------------------------------  -----------   -----------    ----------
Beginning balance                                                 3,857,916     4,126,520      (268,604)
--------------------------------------------------------------  -----------   -----------    ----------
Provision for the year                                               24,045     1,050,599    (1,026,554)
Additional indemnities                                            7,424,646     1,900,561     5,524,085
--------------------------------------------------------------  -----------   -----------    ----------
                                                                  7,448,691     2,951,160     4,497,531
--------------------------------------------------------------  -----------   -----------    ----------
Indemnities paid                                                 (8,191,475)   (2,832,851)   (5,358,624)
Advances to employees                                               (17,815)      (47,529)       29,714
Contributions paid to the National Insurance Board (INPS)            (8,700)      (11,544)        2,844
Net transfers between Olivetti S.p.A. and Italian subsidiaries     (413,707)     (185,006)     (228,701)
Other uses                                                          (87,752)     (142,834)       55,082
--------------------------------------------------------------  -----------   -----------    ----------
                                                                 (8,719,449)   (3,219,764)   (5,499,685)
--------------------------------------------------------------  -----------   -----------    ----------
Ending balance                                                    2,587,158     3,857,916    (1,270,758)
==============================================================  ===========   ===========    ==========


                  116 | Olivetti S.p.A. Financial Statements

D) Payables

Payables due within 12 months

                                                                                   31.12.2002        31.12.2001            Changes
----------------------------------------------------------------------------    -------------     -------------      -------------
Financial payables
2) Olivetti 1998-2002 floating rate convertible bond                                        -        15,675,896        (15,675,896)
3) Due to banks
    Bank overdrafts                                                               618,930,558       266,785,214        352,145,344
    Ordinary loans                                                                          -                 -                  -
    Current portion of loans for research activities                               26,527,994        25,159,770          1,368,224
    Current portion of ordinary loans                                              25,000,000        65,189,979        (40,189,979)
                                                                                -------------     -------------      -------------
                                                                                  670,458,552       357,134,963        313,323,589
4) Due to other lenders
    Savings deposits of employees                                                      63,752            63,752                  -
    Other debt                                                                              -           549,716           (549,716)
    Current portion of loans from the Tecnological Innov. Fund (FIT)                2,778,871         5,762,176         (2,983,305)
                                                                                -------------     -------------      -------------
                                                                                    2,842,623         6,375,644         (3,533,021)
8) Due to subsidiary companies
Borrowings
    Olivetti Finance N.V.                                                          368,636,730       407,718,697       (39,081,967)
    Current portion of medium/long term loans:
    o Olivetti Finance N.V.                                                                  -     1,908,200,000    (1,908,200,000)
    o Olivetti Holding B.V.                                                      2,147,000,000     2,147,000,000                  -
                                                                                -------------     -------------      -------------
                                                                                2,515,636,730     4,462,918,697     (1,947,281,967)
Interest bearing current accounts
Olivetti Multiservices S.p.A.                                                                -         9,450,460        (9,450,460)
Jetech S.p.A.                                                                           76,804                 -            76,804
Alladium S.p.A.                                                                              -         7,256,030        (7,256,030)
Olivetti Finanziaria Industriale S.p.A.                                              3,641,942        14,531,595       (10,889,653)
Antex F&A S.p.A.. (ex Olivetti Servizi Amministrativi)                                       -         2,129,793        (2,129,793)
TechnoProduzioni S.p.A.                                                             34,254,683        17,665,270        16,589,413
Olivetti I-Jet S.p.A.                                                               18,904,896         2,674,634        16,230,262
Tecnost Sistemi S.p.A.                                                              42,404,916         1,569,954        40,834,962
TeleAp S.p.A.                                                                          147,719                 -           147,719
OliWeb S.p.A.                                                                          882,843         1,969,084        (1,086,241)
Global Gaming Investments S.p.A.                                                       965,013         1,066,486          (101,473)
Other subsidiary companies                                                            146,304           878,264           (731,960)
                                                                                -------------     -------------      -------------
                                                                                  101,425,120        59,191,570         42,233,550
                                                                                -------------     -------------      -------------
                                                                                2,617,061,850     4,522,110,267     (1,905,048,417)
----------------------------------------------------------------------------    -------------     -------------      -------------
Total financial payables                                                        3,290,363,025     4,901,296,770     (1,610,933,745)
----------------------------------------------------------------------------    -------------     -------------      -------------
Non financial payables
5) Advances                                                                         3,772,422         3,772,422                  -
6) Suppliers                                                                        8,989,315        24,717,419        (15,728,104)
8) Subsidiary companies
    for supplies                                                                    8,980,575         3,265,895          5,714,680
    other                                                                           4,162,855        19,046,305        (14,883,450)
                                                                                -------------     -------------      -------------
                                                                                   13,143,430        22,312,200         (9,168,770)
9) Due to associated companies
    for supplies                                                                            -             1,107             (1,107)
    other                                                                             586,256                 -            586,256
                                                                                -------------     -------------      -------------
                                                                                      586,256             1,107            585,149
11) Due to tax authorities                                                        282,587,074        31,172,199        251,414,875
12) Due to soocial security authorities                                               373,603           699,126           (325,523)
13) Other payables
    Invoices to be received for costs on 2001 capital increases                     5,955,602        55,815,417        (49,859,815)
    Wages, salaries and social contributions                                        5,659,003         3,032,833          2,626,170
    Other                                                                           6,071,180         8,109,445         (2,038,265)
                                                                                -------------     -------------      -------------
                                                                                   17,685,785        66,957,695        (49,271,910)
----------------------------------------------------------------------------    -------------     -------------      -------------
Total non financial payables                                                      327,137,885       149,632,168        177,505,717
----------------------------------------------------------------------------    -------------     -------------      -------------
Total payables due within 12 months                                             3,617,500,910     5,050,928,938     (1,433,428,028)
============================================================================    =============     =============      =============

                  117 | Olivetti S.p.A. Financial Statements

Payables due within 12 months amounted to 3,617.5 million euros at 31 December 2002 (5,050.9 million euros at 31 December 2001).

The change of 1,433.4 million euros arose largely from the decrease in the current portion due on borrowings from foreign subsidiary companies (1,908.2 million euros) set against the increase in amounts due to banks (352.1 million euros) and in non-financial payables (177.6 million euros). Payment of the current portion of the borrowing from Olivetti Holding B.V. amounting to 2,147 million euros was extended to 30 June 2003.

Payables due after 12 months

1) Bonds

Amounts due to third parties:

                                                           31.12.2002         31.12.2001         Changes
-------------------------------------------------------    ----------        -----------     -----------
Olivetti S.p.A. EONIA linked notes 2001-2003 bond                   -        400,000,000    (400,000,000)
=======================================================    ==========        ===========     ===========

The "Olivetti S.p.A. EONIA linked notes 2001-2003" bond for a par value of 400 million euros was cancelled in full as part of the debt re-financing and maturity profile improvement plan.

Amounts due to subsidiary companies:

                                                                      31.12.2002      31.12.2001             Changes
----------------------------------------------------------------   -------------      ----------       -------------
Olivetti 2002-2012 fixed rate bond issued on 26 June 2002          2,500,000,000               -       2,500,000,000
Olivetti 2002-2012 fixed rate bond issued on 23 December 2002      1,400,000,000               -       1,400,000,000
----------------------------------------------------------------   -------------      ----------       -------------
Total                                                              3,900,000,000               -       3,900,000,000
================================================================   =============      ==========       =============


2) Convertible bonds

                                                                            31.12.2002        31.12.2001        Changes
----------------------------------------------------------------------   -------------     -------------      ---------
Olivetti 1,5% 2001-2004 convertible bond with premium upon redemption
    par value                                                            1,267,627,834     1,267,627,834              -
    less: conversions into ordinary shares                                    (363,763)                -       (363,763)
    premium upon redemption                                                 64,346,474        64,364,944        (18,470)
                                                                         -------------     -------------      ---------
                                                                         1,331,610,545     1,331,992,778       (382,233)
Olivetti 1,5% 2001-2010 convertible bond with premium upon redemption
    par value                                                            2,412,962,875     2,412,962,875              -
    less: conversions into ordinary shares                                  (3,299,813)                -     (3,299,813)
    premium upon redemption                                                442,853,902       443,460,350       (606,448)
                                                                         -------------     -------------      ---------
                                                                         2,852,516,964     2,856,423,225     (3,906,261)
----------------------------------------------------------------------   -------------     -------------      ---------
Total                                                                    4,184,127,509     4,188,416,003     (4,288,494)
======================================================================   =============     =============      =========


                  118 | Olivetti S.p.A. Financial Statements

The premiums on the 2001-2004 and 2001-2010 bonds, determined on the basis of 5.07759% and 18.37825% redemption increments respectively, were recorded under financial charges and deferred for amounts accruing to future years.

3) Amounts due to banks

                                                         31.12.2002           31.12.2001             Changes
---------------------------------------------------  --------------        -------------       -------------
Ordinary loans                                           25,000,000           90,189,979         (65,189,979)
Loans for research                                       46,798,098           71,957,868         (25,159,770)
less: current portion                                   (51,527,994)         (90,349,749)         38,821,755
---------------------------------------------------  --------------        -------------       -------------
Total                                                    20,270,104           71,798,098         (51,527,994)
===================================================  ==============        =============       =============


4) Amounts due to other lenders

                                                         31.12.2002           31.12.2001             Changes
---------------------------------------------------  --------------        -------------       -------------
Loans from the Tecnological Innovation Fund (FIT)        13,137,832           18,900,009          (5,762,177)
Other lenders                                            24,130,742           12,234,341          11,896,401)
less: current portions                                   (2,778,871)          (5,762,176)          2,983,305
---------------------------------------------------  --------------        -------------       -------------
Total                                                    34,489,703           25,372,174           9,117,529
===================================================  ==============        =============       =============


5) Amounts due to subsidiary companies

                                                         31.12.2002           31.12.2001             Changes
---------------------------------------------------  --------------        -------------       -------------
Amounts due to subsidiary companies
    Olivetti Finance N.V.                             3,743,567,709        5,302,415,417      (1,558,847,708)
---------------------------------------------------  --------------        -------------       -------------
                                                      3,743,567,709        5,302,415,417      (1,558,847,708)
---------------------------------------------------  --------------        -------------       -------------
Total amounts due after 12 months                    11,882,455,025        9,988,001,692       1,894,453,333
===================================================  ==============        =============       =============

With regard to amounts due to Olivetti Finance N.V., two 20 billion yen loans have been arranged at a six-monthly floating rate, expiring respectively in 2029 (referring to a capital of 174.2 million euros) and 2032 (referring to a capital of 171.5 million euros).

On both loans, cross currency and interest rate swaps have been arranged to nullify yen/euro exchange and interest risks. The hedging structure is applicable as long as Olivetti S.p.A. is in bonis.

                                     * * *

At 31 December 2002 financial payables secured by guarantees on assets owned by the Company amounted to 20.9 million euros; these guarantees, for 22.7 million euros (34.5 million euros at 31 December 2001), consisted of pledges on securities and were provided in connection with research loans granted by San Paolo IMI.

                  119 | Olivetti S.p.A. Financial Statements

The breakdown of medium/long-term debt, including portions due within 12 months, was as follows:

(in millions of euros)                                                                                31.12.2002          31.12.2001
----------------------------------------------------------------------------------------------------  ----------          ----------
Amounts due to subsidiary companies:
Loan from Olivetti Holding B.V., floating rate 4.74361% at 31.12.2002, extended to 30 June 2003          2,147.0             2,147.0
Loan from Olivetti Finance N.V., repaid on 26 June 2002                                                        -             1,908.2
Loan from Olivetti Finance N.V., floating rate 8.03475% at 31.12.2002, repayable on 30 June 2004         2,434.0             3,129.0
Loan from Olivetti Finance N.V., floating rate 5.86237% al 31.12.2002, repayable on 30 June 2007           223.0                   -
Loan from Olivetti Finance N.V., floating rate 4.131178% at 31.12.2002, repayable on 3 November
2005                                                                                                       765.0             2,000.0
Loan from Olivetti Finance N.V. - yen 20 billion - floating rate 1.140978% at 31.12.2002, repayable
on 29 October 2029                                                                                         160.8               173.4
Loan from Olivetti Finance N.V. - yen 20 billion - floating rate 0.07813% at 31.12.2002, repayable
on 14 May 2032                                                                                             160.8                   -
Bond issued on 26/6/2002, repayable on 26/6/2012, fixed rate 7.375%, subscribed by Olivetti
Finance N.V.                                                                                             2,500.0                   -
Bond issued on 23/12/2002 repayable on 23/12/2012, fixed rate 6.625%, subscribed by Olivetti
Finance N.V.                                                                                             1,400.0                   -
Amounts due to third parties:
"Olivetti 1998-2002" floating rate bond, convertible into ordinary shares, repaid in full on 30
September 2002.                                                                                                -                15.7
"EONIA Linked Notes due 2003", EONIA rate plus 0.92%, cancelled on 23/12 2002                                  -               400.0
"Olivetti 1,5% 2001-2004 convertible bond with premium upon redemption", repayable in full on
1st January 2004                                                                                         1,267.3             1,267.6
Premium upon redemption "Olivetti 1,5% 2001-2004": 5.07759% of bond par value, payable upon
redemption on 1st January 2004                                                                              64.3                64.4
"Olivetti 1,5% 2001-2010 convertible bond with premium upon redemption", repayable in full on
1st January 2010                                                                                         2,409.7             2,413.0
Premium upon redemption "Olivetti 1.5% 2001-2010": 18.37825% of bond par value, payable upon
bond redemption on 1st January 2010                                                                        442.9               443.5
IMI loans for research pursuant Law 346/1988, average interest rate 12.4742% (gross of interest
relief grants) at 31 December 2002, repayable by 2004                                                       46.8                71.9
Subsidized loans for technological innovation, average interst rate 4.0994% at 31 December 2002,
repayable by 2012                                                                                           13.1                18.9
Other loans, average interest 3.638% at 31 December 2002, repayable by 2003                                 25.0                90.2
Other lenders                                                                                               24.1                12.2
====================================================================================================  ==========          ==========
Total                                                                                                   14,083.8            14,155.0
----------------------------------------------------------------------------------------------------  ----------          ----------
of which:
Portions expiring within 12 months                                                                       2,201.3             4,167.0
Portions expiring after 12 months                                                                       11,882.5             9,988.0
====================================================================================================  ==========          ==========


                  120 | Olivetti S.p.A. Financial Statements

Payables due after 12 months were as follows:

(in millions of euros)        al 31.12.2002      al 31.12.2001
----------------------        -------------      -------------
within 2 years                   4,556.2              465.7
within 5 years                   3,080.5            6,487.7
after 5 years                    4,245.8            3,034.6
----------------------        ----------         ----------
Total                           11,882.5            9,988.0
======================        ==========         ==========

At 31 December 2002 the Company had unused overdraft facilities on current accounts of 129.5 million euros (315.4 million euros at 31 December 2001) and other unused standby lines of credit for 61 million euros (46.7 million euros at 31 December 2001).

Analysis of the financial position

                                           31.12.2002          31.12.2001               Changes
------------------------------------   --------------      --------------         -------------
Financial liabilities:
Due within 12 months                    3,791,075,585       6,343,665,953        (2,552,590,368)
Due after 12 months                    12,892,671,729      10,788,241,009         2,104,430,720
------------------------------------   --------------      --------------         -------------
Total financial liabilities (A)        16,683,747,314      17,131,906,962          (448,159,648)
------------------------------------   --------------      --------------         -------------
Medium/long-term financial assets         421,020,975         495,022,174           (74,001,199)
Financial current assets                1,062,103,484         308,724,693           753,378,791
Accrued interest income                     5,511,892           5,708,279              (196,387)
------------------------------------   --------------      --------------         -------------
Total financial resources (B)           1,488,636,351         809,455,146           679,181,205
------------------------------------   --------------      --------------         -------------
Net financial indebtedness (A-B)       15,195,110,963      16,322,451,816        (1,127,340,853)
====================================   ==============      ==============         =============

Net financial indebtedness at 31 December 2002 amounted to 15,195.1 million euros, a decrease of 1,127.3 million euros compared with 31 December 2001.

The change (reflecting an increase in medium/long-term debt of 2,178.4 million euros and a decrease in short-term debt of 3,305.8 million euros) was largely due to collection of dividends, disposal of equity investments, assignment of receivables due from tax authorities to Group companies, net of costs incurred mainly for financial charges.

                  121 | Olivetti S.p.A. Financial Statements

E) Accrued expenses and deferred income

                                                        31.12.2002                31.12.2001                     Changes
--------------------------------------------------   -------------             -------------                ------------
Accrued expenses
Due within 12 months
Interest expenses and charges on loans payable to:
    Subsidiary companies
    Olivetti Holding B.V.                              305,673,260               201,394,399                 104,278,861
    Olivetti Finance N.V.                              117,020,093             1,206,694,659              (1,089,674,566)
    Third parties                                       70,339,122                34,280,125                  36,058,997
Insurance premiums and other
    Third parties                                          216,731                    98,517                     118,214
                                                     -------------             -------------                ------------
    Total accrued expenses within 12 months            493,249,206             1,442,467,700                (949,218,494)
Due after 12 months
Interest expenses on loans payable to:
    Subsidiary companies
    Olivetti Finance N.V.                            1,010,216,704               800,239,317                 209,977,387
                                                     -------------             -------------                ------------
    Total accrued expenses after 12 months           1,010,216,704               800,239,317                 209,977,387
--------------------------------------------------   -------------             -------------                ------------
Total accrued expenses                               1,503,465,910             2,242,707,017                (739,241,107)
--------------------------------------------------   -------------             -------------                ------------
Deferred income
Due within 12 months
    Third parties                                          774,348                    31,561                     742,787
    Subsidiary companies                                 1,106,168                   340,854                     765,314
--------------------------------------------------   -------------             -------------                ------------
Total deferred income within 12 months                   1,880,516                   372,415                   1,508,101
--------------------------------------------------   -------------             -------------                ------------
Total accrued expenses and deferred income           1,505,346,426             2,243,079,432                (737,733,006)
==================================================   =============             =============                ============


                  122 | Olivetti S.p.A. Financial Statements

Memorandum accounts

A) Personal guarantees given and counter-securities received

At 31 December 2002 suretyships and other personal securities given directly or indirectly through banks and insurance companies totalled 15,387 million euros (17,634.5 million euros at 31 December 2001), as follows:

(in millions of euros)                                                         al 31.12.2002        al 31.12.2001       Changes
---------------------------------------------------------------------------    -------------        -------------       -------
To third party holders of securities issued by subsidiary companies                   15,032               17,136        (2,104)
To banks and finance companies for credit lines and financings given to
subsidiary and associated companies                                                       14                  137          (123)
Counter-securities given to third parties for guarantees given on behalf of:
    subsidiary companies                                                                  72                   72             -
    associated and unconsolidated subsidiary companies                                     3                    3             -
    third parties                                                                         32                   34            (2)
---------------------------------------------------------------------------    -------------        -------------       -------
                                                                                      15,153               17,382        (2,229)
Other personal guarantees given                                                          234                  253           (19)
---------------------------------------------------------------------------    -------------        -------------       -------
Total personal guarantees given                                                       15,387               17,635        (2,248)
===========================================================================    =============        =============       =======

The decrease of 2,104 in guarantees to third-party holders of securities issued by subsidiary companies refers in particular to guarantees given in respect of bond loans issued by Olivetti International Finance N.V. and Olivetti Finance N.V.

Counter-securities given to third parties for guarantees given on behalf of subsidiary companies included 52.8 million euros in favour of Telecom Italia.

Other personal guarantees, amounting to 234 million euros at 31 December 2002, referred to:

o suretyships for 3.6 million euros to guarantee fulfilment of trade supplies by Getronics S.p.A.;

o guarantees of 228.1 million euros given to the Italian State Railways in the interest of Wind S.p.A. (ex Infostrada S.p.A.);

o    other guarantees for 2.3 million euros.

In respect of the above guarantees, at 31 December 2002 the Company had counter-securities totalling 290 million euros (315 million euros at 31 December 2001), including 213 million euros from Mannesmann A.G., in respect of guarantees given to the Italian State Railways, and 52.8 million euros from Telecom Italia.

B) Guarantees on company assets

Guarantees on Company assets relating to financial operations are analysed under financial payables.

                  123 | Olivetti S.p.A. Financial Statements

C) Commitments

At 31 December 2002 contractual commitments totalled 8 million euros overall (11 million euros at 31 December 2001), down by 3 million euros.

On the same date, the heading also included a letter of indemnity in favour of Olivetti Finanziaria Industriale S.p.A. in respect of potential risks from on-going disputes.

D) Other memorandum accounts

Other memorandum accounts at 31 December 2002 amounted to 3.8 million euros relating to third-party assets held as guarantee deposits (unchanged from 31 December 2001).


                  124 | Olivetti S.p.A. Financial Statements

Comments on the income statement

A) Value of production

5) Other revenues and income

Other revenues amounted to 13.6 million euros (15.2 million euros in 2001). They referred to services supplied and to the recovery of costs in relation to subsidiary companies.

B) Costs of production

7) Services

The amount of 26.4 million euros (49.1 million euros in 2001) consisted largely of costs incurred for services and consultancy.

9) Personnel

Payroll costs in 2002 were 13.8 million euros (13.1 million euros in 2001). The increase of 0.7 million euros arose from higher costs for retirement incentives (7.4 million euros) offset in part by the decrease in costs as a result of the reduction in the average number of employees, from 107 heads in 2001 to 78 heads in 2002 (22 managers, 12 supervisors, 44 office staff).

At 31 December 2002 there were 70 employees (89 at 31 December 2001).

10) Amortisation, depreciation and writedowns

Amortisation of intangible fixed assets - The charge for the year amounted to
70.5 million euros, of which 30.6 million euros for amortisation of costs incurred for share capital increases and 38.9 million euros for amortisation of costs relating to issuance of bond loans.

Depreciation of tangible fixed assets - Depreciation for the year (1.2 million euros) was determined on a straight-line basis by adopting rates that reflect the residual useful life of the assets.

As illustrated in the note on tangible fixed assets, accelerated depreciation was also provided, as allowed under tax laws:

(in millions of euros)        Year 2002         Year 2001        Changes
----------------------        ---------         ---------        -------
Ordinary depreciation               0.6               0.7          (0.1)
Accelerated depreciation            0.6               0.6             -
----------------------        ---------         ---------        -------
Total depreciation                  1.2               1.3          (0.1)
======================        =========         =========        =======

Writedowns of receivables classified as current assets - No provision for doubtful accounts was deemed necessary in 2002; the 2001 provision was 1.5 million euros.

                  125 | Olivetti S.p.A. Financial Statements

14) Other operational expenses

Other operational expenses amounted to 2.7 million euros in 2002 (3 million euros in 2001) and largely comprised duties and taxes other than income taxes of 0.7 million euros and contributions to public and private institutions of
0.8 million euros.

C) Financial income and charges

15) Income from equity investments

                                                          Year 2002              Year 2001                Changes
---------------------------------------------------   -------------          -------------          -------------
Dividends from subsidiary companies
Telecom Italia S.p.A.:
    accrued in the year                                           -          46,459,164               (46,459,164)
    collected in the year                             1,249,581,359                   -             1,249,581,359
Finsiel S.p.A.                                              540,171             606,482                   (66,311)
Olivetti Finanziaria Industriale S.p.A.                   4,198,879                   -                 4,198,879
Olivetti Multiservices S.p.A., accrued in the year        8,742,000                   -                 8,742,000
                                                      -------------          -------------          -------------
                                                      1,263,062,409          47,065,646             1,215,996,763
Tax credit
    on accrued dividends                                705,555,230             356,187               679,421,951
    on dividends collected                                4,917,375          26,133,279                 4,561,188
---------------------------------------------------   -------------          -------------          -------------
                                                      1,973,535,014          73,555,112             1,899,979,902
---------------------------------------------------   -------------          -------------          -------------
Dividends from associated companies
Lottomatica S.p.A.                                                -           5,204,783                (5,204,783)
                                                      -------------          -------------          -------------
                                                                  -           5,204,783                (5,204,783)
Tax credit                                                        -           3,056,769                (3,056,769)
---------------------------------------------------   -------------          -------------          -------------
                                                                  -           8,261,552                (8,261,552)
---------------------------------------------------   -------------          -------------          -------------
Other dividends
Fin - Priv. S.r.l.                                                -             273,915                  (273,915)
Mediobanca S.p.A.                                         2,432,896           1,988,927                   443,969
Tredicimarzo S.r.l.                                         782,910                   -                   782,910
Eurofly Service                                             496,531                   -                   496,531
Datalogic                                                    11,500                   -                    11,500
                                                      -------------          -------------          -------------
                                                          3,723,837           2,262,842                 1,460,995
Tax credits                                               2,094,658           1,328,967                   765,691
---------------------------------------------------   -------------          -------------          -------------
                                                          5,818,495           3,591,809                 2,226,686
---------------------------------------------------   -------------          -------------          -------------
Total                                                 1,979,353,509          85,408,473             1,893,945,036
===================================================   =============          =============          =============


                  126 | Olivetti S.p.A. Financial Statements

16) Other financial income

                                                                            Year 2002             Year 2001                 Changes
-----------------------------------------------------------------------   -----------           -----------               ---------
Income from
Receivables classified as financial fixed assets for subsidized loans pertaining to
    subsidiary companies                                                          402                 1,134                    (732)
    associated companies                                                        1,355                 4,142                  (2,787)
    third parties                                                               1,418                 4,002                  (2,584)
    Other from associated companies                                                 -                 5,541                  (5,541)
Securities held as current assets
    fixed income                                                            1,636,953             1,802,576                (165,623)
    floating income                                                         1,385,779             2,310,411                (924,632)
Receivables for securities held under reverse repurchase agreements            40,318                89,801                 (49,483)
Other receivables from:
    subsidiary companies
       Olivetti Tecnost S.p.A.                                              5,933,457                10,571               5,922,886
       Olivetti I-Jet S.p.A.                                                  158,127             2,152,328              (1,994,201)
       Olivetti Multiservices S.p.A.                                          540,861               781,976                (241,115)
       other subsidiary companies                                             836,539             1,046,895                (210,356)
    associated companies                                                      151,716                 4,516                 147,200
    others                                                                    154,354               763,114                (608,760)
Bank current accounts                                                       3,590,102             8,857,886              (5,267,784)
Gains from exchange rate fluctuations                                      11,325,899             9,796,816               1,529,083
Gains from swaps                                                            6,142,461                     -               6,142,461
Other                                                                       9,496,658             9,703,101                (206,443)
-----------------------------------------------------------------------   -----------           -----------               ---------
Total                                                                      41,396,399            37,334,810               4,061,589
=======================================================================   ===========           ===========               =========


17) Interest expense and other financial charges

                                                                           Year 2002             Year 2001                 Changes
-----------------------------------------------------------------------   -----------           -----------             -----------
Interest payable to subsidiary companies
    Olivetti Tecnost S.p.A.                                                  311,248             7,920,376               (7,609,128)
    Olivetti Finanziaria Industriale S.p.A.                                  481,740               789,342                 (307,602)
    TechnoProduzioni S.p.A.                                                        -               527,357                 (527,357)
    Olivetti Holding B.V.                                                107,315,195            81,641,655               25,673,540
    Tecnost Sistemi S.p.A.                                                         -               301,323                 (301,323)
    Olivetti Finance N.V.                                                497,774,288           722,416,961             (224,642,673)
    other subsidiary companies                                             1,281,472               607,561                  673,911
Interest payable to third parties
    Bonds                                                                148,952,776            62,139,142               86,813,634
    Medium/long-term loans                                                 3,468,402            28,089,997              (24,621,595)
    Bank current accounts                                                 23,834,480            29,281,339               (5,446,859)
    Interest rate swaps                                                   14,206,634             2,116,366               12,090,268
    Losses on exchange rate fluctuations                                   5,400,706            18,800,340              (13,399,634)
    Interest, commissions and charges on other finance operations         10,062,870            11,996,663               (1,933,793)
-----------------------------------------------------------------------  -----------           -----------              -----------
Total                                                                    813,089,811           966,628,422             (153,538,611)
=======================================================================  ===========           ===========              ===========

Financial charges totalled 813.1 million euros, a decrease of 153.5 million euros compared with 2001. The reduction reflected lower charges on borrowings from Olivetti Finance N.V. (224.6 million euros), due to

                  127 | Olivetti S.p.A. Financial Statements the fact that interest rates on new borrowings were lower than those on loans discharged during the year, set against higher charges for bonds issued in 2001 which had only a partial impact on 2001 income.

D) Value adjustments to financial assets

19) Writedowns

The writedown of 8,400.4 million euros (175.2 million euros in 2001) referred mainly to the fixed-asset equity investment in Telecom Italia S.p.A., which was written down by 8,051.1 million euros, and to Olivetti Finance N.V., which was written down by 182.5 million euros.

The heading also includes a writedown of 69.3 million euros on Telecom Italia S.p.A. shares acquired by Olivetti Finance N.V. during the year and classified as current assets, to reflect the difference between the purchase price and stock market value at 31 December 2002.

E) Extraordinary income and charges

20) Extraordinary income

                              Year 2002           Year 2001            Changes
-------------------------   -----------         -----------         ----------
Gains on disposals
Equity investments
    subsidiary companies     80,328,447          1,032,155           79,296,292
    associated companies              -             10,106              (10,106)
    other companies         158,468,340                  -          158,468,340
Tangible fixed assets            53,100              3,313               49,787
-------------------------   -----------         ----------          -----------
                            238,849,887          1,045,574          237,804,313
-------------------------   -----------         ----------          -----------
Other income                  1,447,518         22,622,268          (21,174,750)
-------------------------   -----------         ----------          -----------
Total                       240,297,405         23,667,842          216,629,563
=========================   ===========         ==========          ===========

Gains on disposals of equity investments in subsidiaries (80.3 million euros) include 71.8 million euros arising from the sale of OMS2 and 8.5 million euros arising from the sale of Webegg to Telecom Italia S.p.A. Other income (1.4 million euros) included collection of amounts in excess of the price paid for the repurchase of receivables by Wang Global S.p.A., now Getronics S.p.A. (0.5 million euros), the portion of the sale price of equity investments disposed of in previous years that related to the collection of research grants (0.5 million euros) and other items (0.4 million euros).

21) Extraordinary charges

Extraordinary charges amounted to 76.0 million euros (16.5 million euros in 2001) and referred to a capital loss of 70.5 million euros on the sale of Seat Pagine Gialle shares, and a charge of 3.6 million euros for costs incurred on the sale of the equity investment in Lottomatica.

                  128 | Olivetti S.p.A. Financial Statements

22) Income taxes for the year

The overall tax benefit of 892.1 million euros arose from deferred tax assets of 609 million euros and reversal of the previously provided reserve for deferred taxes of 344.4 million euros, set against current income tax for 2002 of 61.3 million euros.

The table below illustrates the difference between effective corporate income tax (IRPEG) for the year and the theoretical tax computed with the tax rates applicable for 2002; no provisions were made with regard to the local tax on production activities (IRAP), since both the theoretical and the effective taxable amounts were negative.

Reconciliation between theoretical taxes and effective taxes reported in the income statement

IRPEG

                                                                 Result     Temporary       Tax charge (benefit)
(in millions of euros)                                     for the year   differences      Current       Deferred
---------------------------------------------------------  ------------   -----------      -------       --------
Result before taxes                                            (7,132.0)
---------------------------------------------------------  ------------   -----------      -------       --------
Theoretical income tax charge (benefit)                                                   (1,355.0)
---------------------------------------------------------  ------------   -----------      -------       --------
Temporary differences taxable in the following years              (19.3)         19.3         (3.7)           3.7
Temporary differences deductible in the following years         6,574.2      (6,574.2)     1,249.1         (770.9)
Reversal of temporary differences arisen in prior years           715.6         834.9        135.9          158.2
Permanent differences                                             184.3             -         35.0              -
---------------------------------------------------------  ------------   -----------      -------       --------
Increase (decrease) of taxable income                           7,454.8      (5,720.0)     1,416.3         (609.0)
---------------------------------------------------------  ------------   -----------      -------       --------
Taxable income (tax loss)                                         322.8      (5,720.0)
---------------------------------------------------------  ------------   -----------
less: Reserve for deferred taxation as of 31 December 2001                                                  344.4
---------------------------------------------------------  ------------   -----------      -------       --------
Total income tax charge (benefit) for the year 2002                                           61.3         (953.4)
=========================================================  ============   ===========      =======       ========

The temporary differences deductible in subsequent years arose largely from the equity investment writedowns applied during the year as a result of compulsory allocation of the allowance over five years pursuant to Legislative Decree 209/2002.

The temporary differences from previous years related mainly to the capital gains recorded in 1999 (4,155.8 million euros, of which 2,493.5 million euros already taxed in previous years) on the sale of 31.5% of the equity investment in OliMan Holding B.V., taxation of which was allocated over five annual instalments.

The year's taxable income of 322.8 million euros generated a current tax charge of 61.3 million euros (19% tax rate).

The deferred tax credit of 609 million euros was determined by calculating taxes on temporary differences that will be reversed in respect of future expected taxable income (2,880 million euros) and taking account of DIT benefits.

                   129 | Olivetti S.p.A. Financial Statements

Other information

Remunerations to Parent Company Directors, Statutory Auditors and Chief Operating Officer

In compliance with CONSOB resolution no. 11971/1999, details are provided below of the remunerations payable in 2002 by the Parent Company and also by subsidiary companies, on whatever basis and in whatever form, to Directors, Statutory Auditors and the Chief Operating Officer.

                                                             Office                  Office
    Name                         Office                      period                  expiry
   ( A )                         ( B )                        ( C )                  ( D )
-------------------------   --------------------------    --------------     --------------------------------
TESONE Antonio              Chairman                      1/1-31/12/2002     2003 Annual Report approval
                            Director                      1/1-31/12/2002     2003 Annual Report approval
                            Chairman of Internal
                            Control and
                            Remuneration Committees       1/1-31/12/2002     2003 Annual Report approval
-------------------------   --------------------------    --------------     --------------------------------
TRONCHETTI PROVERA
Marco                       Deputy Chairman and Chief     1/1-31/12/2002     2003 Annual Report approval
                            Executive Officer
                            Director                      1/1-31/12/2002     2003 Annual Report approval
-------------------------   --------------------------    --------------     --------------------------------
BENETTON Gilberto           Deputy Chairman and Director  1/1-31/12/2002     2003 Annual Report approval

-------------------------   --------------------------    --------------     --------------------------------
BONDI Enrico                Chief Executive Officer       1/1-5/9/2002       5 September 2002
                            Director                      1/1-5/9/2002       5 September 2002
-------------------------   --------------------------    --------------     --------------------------------
BUORA Carlo                 Chief Executive Officer       1/1-31/12/2002     2003 Annual Report approval
                            Director                      1/1-31/12/2002     2003 Annual Report approval
-------------------------   --------------------------    --------------     --------------------------------
CAPRIO Lorenzo              Director                      1/1-31/12/2002     2003 Annual Report approval
                            Member of Internal Control
                            and
                            Remuneration Committees       1/1-31/12/2002     2003 Annual Report approval
-------------------------   --------------------------    --------------     --------------------------------
CIRLA Giorgio               Director                      1/1-31/12/2002     2003 Annual Report approval
-------------------------   --------------------------    --------------     --------------------------------
FABRIZI Pier Luigi          Director                      1/1-31/12/2002     2003 Annual Report approval
-------------------------   --------------------------    --------------     --------------------------------
GERONZI Cesare              Director                      1/1-31/12/2002     2003 Annual Report approval
-------------------------   --------------------------    --------------     --------------------------------
MION Gianni                 Director                      1/1-31/12/2002     2003 Annual Report approval


-------------------------   --------------------------    --------------     --------------------------------
MODIANO Pietro              Director                      1/1-7/11/2002      7 November 2002
                            Member of                     1/1-7/11/2002      7 November 2002
                            Remuneration Committee
-------------------------   --------------------------    --------------     --------------------------------
NATTINO Giampietro          Director                      1/1-31/12/2002     2003 Annual Report approval
-------------------------   --------------------------    --------------     --------------------------------
PIERRI Paola                Director                      7/11-31/12/2002    1st 2003 Shareholders' meeting
                            Member of                     7/11-31/12/2002    1st 2003 Shareholders' meeting
                            Remuneration Committee
-------------------------   --------------------------    --------------     --------------------------------
PIRELLI Alberto             Director                      1/1-31/12/2002     2003 Annual Report approval
-------------------------   --------------------------    --------------     --------------------------------
PURI NEGRI Carlo
Alessandro                  Director                      1/1-31/12/2002     2003 Annual Report approval
-------------------------   --------------------------    --------------     --------------------------------
ROCCO di TORREPADULA
Giancarlo                   Director                      5/9-31/12/2002     1st 2003 Shareholders' meeting
-------------------------   --------------------------    --------------     --------------------------------
TREVISAN Dario              Director                      1/1-31/12/2002     2003 Annual Report approval
-------------------------   --------------------------    --------------     --------------------------------
VARISCO Alberto             Director                      1/1-31/12/2002     2003 Annual Report approval
                            Member of Internal            1/1-31/12/2002     2003 Annual Report approval
                            Control Committee
-------------------------   --------------------------    --------------     --------------------------------
Total Directors
=========================   ==========================    ==============     ================================
FORNASARI Angelo            Chairman of Board of          1/1-31/12/2002     2002 Annual Report approval
                            Statutory Auditors
-------------------------   --------------------------    --------------     --------------------------------
BENNANI Vittorio            Statutory Auditor             1/1-31/12/2002     2002 Annual Report approval
-------------------------   --------------------------    --------------     --------------------------------
CARAMANTI Franco            Statutory Auditor             1/1-31/12/2002     2002 Annual Report approval
-------------------------   --------------------------    --------------     --------------------------------
Total Statutory Auditors
=========================   ==========================    ==============     ================================
ARIAUDO Corrado             Chief Operating Officer       1/1-31/12/2002
-------------------------   --------------------------    --------------     --------------------------------
TOTAL EMOLUMENTS
=========================   ==========================    ==============     ================================



                                             Gross remunerations for the year 2002 (in euros)
                         ---------------------------------------------------------------------------------------------
                               ( E )              ( F )          ( G )                     ( H )
                         Emoluments for the
                            office in the
                              company                            Bonuses              Other emoluments
    Name                 drawing up the F/S      Non-cash      and other   ------------------------------------------
   ( A )                 (i.e. Olivetti S.p.A.)  benefits     incentives      Amount         Company
-----------------------  ----------------------  --------     ----------   --------------  --------------------------
TESONE Antonio                 774,685
                                51,646
                                51,646
-------------------------    ---------           -------       ----------   ----------     ---------------------------
TRONCHETTI PROVERA
Marco                          516,457                                       1,755,953(1)  Telecom Italia S.p.A.
                                51,646
-------------------------    ---------           -------       ----------   ----------     ---------------------------
BENETTON Gilberto               51,646                                         103,291     Telecom Italia S.p.A.
                                                                                12,911     Seat Pagine Gialle S.p.A.
-------------------------    ---------           -------       ----------   ----------     ---------------------------
BONDI Enrico                   350,908             4,711                     2,055,910(2)  Telecom Italia S.p.A.
                                35,091                                         117,689(3)
-------------------------    ---------           -------       ----------   ----------     ---------------------------
BUORA Carlo                    516,457                                       2,065,828(1)  Telecom Italia S.p.A.
                                51,646                                          80,000     Telecom Italia Mobile S.p.A.
-------------------------    ---------           -------       ----------   ----------     ---------------------------
CAPRIO Lorenzo                  51,646

                                51,646
-------------------------    ---------           -------       ----------   ----------     ---------------------------
CIRLA Giorgio                   51,646
-------------------------    ---------           -------       ----------   ----------     ---------------------------
FABRIZI Pier Luigi              51,646
-------------------------    ---------           -------       ----------   ----------     ---------------------------
GERONZI Cesare                  51,646
-------------------------    ---------           -------       ----------   ----------     ---------------------------
MION Gianni                     51,646(*)                                      103,291     Telecom Italia S.p.A.
                                                                                80,000     Telecom Italia Mobile S.p.A.
                                                                               103,292     Seat Pagine Gialle S.p.A.
-------------------------    ---------           -------       ----------   ----------     ---------------------------
MODIANO Pietro                  44,005(*)
                                22,002(*)
-------------------------    ---------           -------       ----------   ----------     ---------------------------
NATTINO Giampietro              51,646
-------------------------    ---------           -------       ----------   ----------     ---------------------------
PIERRI Paola                     7,641(*)
                                 3,820(*)
-------------------------    ---------           -------       ----------   ----------     ---------------------------
PIRELLI Alberto                 51,646
-------------------------    ---------           -------       ----------   ----------     ---------------------------
PURI NEGRI Carlo
Alessandro                      51,646
-------------------------    ---------           -------       ----------   ----------     ---------------------------
ROCCO di TORREPADULA
Giancarlo                       16,555                                         271,443     Telecom Italia S.p.A.
-------------------------    ---------           -------       ----------   ----------     ---------------------------
TREVISAN Dario                  51,646
-------------------------    ---------           -------       ----------   ----------     ---------------------------
VARISCO Alberto                 51,646(*)
                                25,823(*)
-------------------------    ---------           -------       ----------   ----------     ---------------------------
Total Directors              3,139,775             4,711                0    6,749,609
=========================    =========           =======       ==========   ==========     ===========================
FORNASARI Angelo               124,000                                          32,260     Tecnost Sistemi S.p.A.
                                                                                 4,388     Alladium S.p.A.
-------------------------    ---------           -------       ----------   ----------     ---------------------------
BENNANI Vittorio                82,633                                           6,869     Alladium S.p.A.
                                                                                11,931     Technoproduzioni S.p.A.
                                                                                11,950     Olivetti Fin. Ind.le S.p.A.
-------------------------    ---------           -------       ----------   ----------     ---------------------------
CARAMANTI Franco                83,833                                          43,571     Seat Pagine Gialle S.p.A.
-------------------------    ---------           -------       ----------   ----------     ---------------------------
Total Statutory Auditors       290,466                 0                0      110,969
=========================    =========           =======       ==========   ==========     ===========================
ARIAUDO Corrado                                   10,000          154,937    4,161,350(4)
-------------------------    ---------           -------       ----------   ----------     ---------------------------
TOTAL EMOLUMENTS             3,430,241            14,711       154,937,00   11,021,928
=========================    =========           =======       ==========   ==========     ===========================


(1) Amount including the gross remuneration ex art. 2389 para 1 and 2 of the Italian Civil Code

(2) Amount including the gross remuneration ex art. 2389 para 1 and 2 of the Italian Civil Code, as well as bonuses and other incentives (for an amount equal to euros 650,000)

(3) Emoluments for the office of Chairman in companies controlled by Telecom Italia S.p.A. not collected but transferred to Telecom Italia.

(4) Remuneration as employee, accrued compensations and severance indemnity, as well as indemnity for the early waiver to corporate offices and stock options.

(*)  Olivetti emoluments are transferred to the employing company


                   130 | Olivetti S.p.A. Financial Statements

As requested by the Consob resolution no. 11971/1999 and subsequent amendments details are provided below of stock options assigned to the Chief Operating Officer

                                  Options owned at the beginning         Options assigned               Options exercised
                                           of the year                    during the year                during the year
-------------------------------  --------------------------------  ---------------------------  ------------------------------------
    (A)              (B)             (1)         (2)       (3)         (4)      (5)     (6)        (7)         (8)           (9)
                                                                                                                          Average
                                              Average                         Average                         Average      market
First Name                        Number of   exercise   Average   Number of  exercise Average  Number of    exercise    value upon
and Surname        Office         options      price     expiry     options    price   expiry    options       price       exercise
---------------  -------------   ----------   --------   -------   ---------  -------- -------  ---------    --------    -----------
Corrado ARIAUDO  Chief Operat-
                 ing Officer       533,332      1.00       -           -           -       -      533,332       1.00            -
Corrado ARIAUDO  Chief Operat-
                 ing Officer     2,500,000      2.515      -           -           -       -            -          -            -
===============  =============   ==========   ========   =======   =========  ======== =======  =========    ========    ===========

                                         Options
                                        expired during          Options owned at the end
                                           the year                   of the year
 -------------------------------          --------      -------------------------------------
     (A)              (B)                    (10)       (11)=1+4-7-10      (12)         (13)

                                                                        Average
 First Name                              Number of       Number of      exercise     Average
 and Surname        Office                 options        options        price        expiry
 ---------------  -------------           -------        ---------      --------     ------
 Corrado ARIAUDO  Chief O
                  ing Officer                  -                -             -        -
 Corrado ARIAUDO  Chief O
                  ing Officer                  -        2,500,000         2.515        -
 ===============  =============           =======       =========       =======      ======

Tax regime in the event of distribution of reserves

o Additional paid-in capital reserve (3,765,365,301 euros). This is a capital reserve and therefore, in the event of distribution, does not contribute to the formation of shareholders' taxable income.

o    Revaluation reserve (1,128,827 euros).
     In the event of distribution, this reserve contributes to the formation of Company and shareholders' taxable income.

o    Reserve for treasury stock (2,298,156 euros).
     Should this reserve be made available and distributed, it would contribute to the formation of shareholders' taxable income. The shareholders would attract tax credits within the limits of the taxes paid by the Company pursuant to article 105, par 1, subheads a and b of the Income Tax Consolidated Text.

o    Extraordinary reserve (1,888,261,068 euros).
     In the event of distribution, this reserve contributes to the formation of shareholders' taxable income. The shareholders would attract tax credits within the limits of the taxes paid by the Company pursuant to article 105, par 1, subheads a and b of the Income Tax Consolidated Text.

o    Non-taxable reserves.

     These comprise:
     -    a reserve for research grants (Law 346/1988) for 8,741,403 euros;
     - a reserve for Technology Innovation grants (Law 46/1982) for 685,713 euros;
     - a reserve for capital investment grants (Law 64/1986) for 695,110 euros;
     -    a reserve for VAT deductions on capital investments for 94,784 euros.


In the event of distribution, these reserves would contribute to the formation of Company and shareholders' taxable income; should they be used for purposes other than replenishment of losses for the year, they would be treated as contributing to the formation of the Company's taxable income.

                   131 | Olivetti S.p.A. Financial Statements

                         [Page intentionally left blank]

                                    Exhibits

                 Statement of Changes in Shareholders' Equity
                         Reclassified Income Statement
                  Statement of Changes in Financial Position



                   133 | Olivetti S.p.A. Financial Statements

Olivetti S.p.A.

Statement of Changes in Shareholders' Equity

                                                                                                      Additional
                                                                                                      paid-in capital
                                                                                                      in respect of
                                                                                                      share capital
                                                                       Share capital                  increases to be
                                                                           increases                  filed with the
                                                             (I bis through I quater                  Companies Register
                                                                    of Shareholders'       Additional or shares          Revaluation
(in euros)                                           Share capital           Equity)  paid-in capital to be issued          reserves
--------------------------------------------------   -------------  ----------------  --------------- -----------------  -----------
Balance as of 31 December 2000                       4,914,694,381     1,999,862,926    3,196,212,781                 -    1,128,827
--------------------------------------------------   -------------  ----------------  --------------- -----------------  -----------
Appropriation of net income 2000
  as resolved by the Shareholders'
  Meeting held on 14 June 2001
Payment of dividends
Conversion of no. 360,695 Olivetti f.r.
  1998-2002 convertible bonds                              360,695          (360,695)
Exercise of "Olivetti common shares
  1998-2002 warrants"                                       37,012           (37,012)
Exercise of "Olivetti common shares
  1998-2002 warrants"                                       26,127           (26,127)
Merger of Tecnost S.p.A:
Share capital increase through the issue
  of no. 1,999,439,092 shares
  in exchange for no.1,785,213,475 shares
  owned by third parties                             1,999,439,092    (1,999,439,092)
Conversion of no. 7,213,223 Olivetti f.r.
   1998-2002 convertible bonds                           3,725,319
Use of reserve for free capital increase
   following the conversion of no. 7,213,223
   Olivetti f.r. 1998-2002 convertible bonds             3,487,904
Exercise of "Olivetti common shares 1998-2002
   warrants"                                             2,009,582
Use of the reserve for free share
  capital increase following the exercise
  of "Olivetti common shares 1998-2002 warrants"         1,881,511
Exercise of "Olivetti ex Tecnost common shares
  1999-2004 warrants"                                        1,685                             20,709
Usse of the reserve for free share capital
  increase following the exercise of "Olivetti
  ex Tecnost common shares 1999-2004 warrants"               5,623
Share capital increase resolved by the Board of
  Directors' Meeting held on 9 June 1999
  (stock-options) in execution of the powers
  conferred by the Extraordinary Shareholders'
  Meeting held on 7 April 1999                           9,408,133                         11,488,562
Use of the reserve for free share capital increase
  following the exercise of Stock Options                8,808,552
Share capital increase in March 2001
  (no. 348,249,405 shares)                             348,249,405                        557,199,048
Share capital increase in November 2001
  (no.1,491,373,698 shares)                          1,491,373,698
Exercise of "Olivetti common shares 2001-2002
  warrants"                                                192,845                            192,818
Conversion of no. 780,895 Olivetti 1998-2002 f.r.
  convertible bonds                                                          403,299
Use of the reserve for free share capital increase
  following the conversion of no.780,895 Olivetti
  1998-2002 f. r. convertible bonds (I bis)                                  377,596
Exercise of "Olivetti common shares 1998-2002
  warrants" (I bis)                                                           27,153
Use of the reserve for free share capital
  increase following the exercise of "Olivetti
  common shares 1998-2002 warrants"                                           25,422
Exercise of "Olivetti common shares 2001-2002
  warrants" (I bis)                                                            6,123                              5,309
Exercise of "Olivetti common shares 1998-2002
  warrants" (I ter)                                                           10,863
Use of the reserve for free share capital
  increase following the exercise of "Olivetti
  common shares 1998 -2002 warrants"                                          10,170
Exercise of "Olivetti common shares 2001-2002
  warrants" (I ter)                                                            5,921                              5,133
Net result of the year
--------------------------------------------------   -------------  ----------------  --------------- -----------------  -----------
Balance as of 31 December 2001                       8,783,701,564           866,547    3,765,113,918            10,442    1,128,827
==================================================   =============  ================  =============== =================  ===========


                  134 | Olivetti S.p.A. Financial Statements

                                       Other reserves
                              -----------------------------
                                                               Retained
                                                               earnings
      Legal     Reserve for    Extraordinary               (accumulated     Net result
    reserve  treasury stock          reserve       Other         losses)   for the year       Total
-----------  --------------    ------------- -----------    -----------    ------------  --------------
877,318,758       2,298,156    1,888,261,068 187,391,835              -     869,820,034  13,936,988,766
-----------  --------------    ------------- -----------    -----------    ------------  --------------

 43,491,002                                                 571,549,306    (615,040,308)
                                                                           (254,779,726)   (254,779,726)






                                                                                              3,725,319

                                              (3,487,904)
                                                                                              2,009,582

                                              (1,881,511)
                                                                                                 22,394

                                                  (5,623)

                                                                                             20,896,695

                                              (8,808,552)
                                                                                            905,448,453
                                                                                          1,491,373,698
                                                                                                385,663
                                                                                                403,299

                                                (377,596)
                                                                                                 27,153

                                                 (25,422)
                                                                                                 11,432
                                                                                                 10,863

                                                 (10,170)
                                                                                                 11,054
                                                                        (871,479,486)      (871,479,486)
-----------  --------------    ------------- ----------- -----------    ------------     --------------
920,809,760       2,298,156    1,888,261,068 172,795,057 571,549,306    (871,479,486)    15,235,055,159
===========  =====.========    ============= =========== ===========    ============     ==============



                  135 | Olivetti S.p.A. Financial Statements

                                                           Share capital                       Additional paid-in
                                                               increases                    capital in respect of
                                                            (I bis and I                  share capital increases
                                                           ter of Share-                     to be filed with the
                                                                holders'        Additional  Companies Register or    Revaluation
(in euros)                                    Share capital      Equity)   paid-in capital    shares to be issued       reserves
-------------------------------------------   ------------- -----------    ---------------    -------------------    -----------
Balance as of 31 December 2001                8,783,701,564     866,547      3,765,113,918                 10,442      1,128,827
-------------------------------------------   ------------- -----------    ---------------    -------------------    -----------
Year 2001 loss coverage
Conversion of no. 780,895 Olivetti
   1998-2002 f.r. convertible bonds                 780,895    (780,895)
Exercise of "Olivetti common shares
   1998-2002 warrants"                               52,575     (52,575)
Exercise of "Olivetti common shares
  2001-2002 warrants"                                 6,123      (6,123)             5,309                 (5,309)
Exercise of "Olivetti common shares
  1998-2002 warrants"                                21,033     (21,033)
Exercise of "Olivetti common shares
  2001-2002 warrants"                                 5,921      (5,921)             5,133                 (5,133)
Conversion of no. 28,797,733 Olivetti
  1998-2002 f.r. convertible bonds               14,872,788
Use of the reserve for free share capital
   increase following the conversion of
   no. 28,797,733 Olivetti 1998-2002
   f.r. convertible bonds                        13,924,945
Conversion of no. 134,430 Olivetti 1,5%
   2001-2004 convertible bonds                      134,430                        215,088
Exercice of no. 40,920 "Olivetti common
   shares 2001-2002 warrants"                        20,460                         17,739
Share capital increase resolved by the
   Board of Directors' Meeting held
   on 9 June 1999 (Stock Options) in
   execution of the powers conferred
   by the Extraordinary Shareholders'
   Meeting held on 7 April 1999                   5,654,982
Exercise of no. 22,831,828 "Olivetti
   common shares 1998-2002 warrants"             11,791,655
Use of the reserve for free share capital
   increase following the exercise of
   "Olivetti common shares 1998 -2002 warrants"  11,040,173
Exercise of no. 2,400 "Olivetti ex Tecnost
   common shares 1999 -2004 warrants"                   620                          8,114
Use of the reserve for share capital
   increase following the exercise
   of "Olivetti ex Tecnost common shares
   1999 -2004 warrants"                               2,068
Conversion of no. 3,229,400 Olivetti
   1,5% 2001-2010 convertible bonds               3,229,400
Conversion of no. 2,861 Olivetti 1,5%
   2001-2004 convertible bonds                                    2,861                                     4,578
Exercise of no. 282,268 "Olivetti
   common shares 2001-2002 warrants"                            141,134                                   122,363
Conversion of no. 56,203 Olivetti
   1,5% 2001-2010 convertible bonds                              56,203
Net result of the year
-------------------------------------------   ------------- -----------    ---------------    -------------------    -----------
Balance as of 31 December 2002                8,845,239,632     200,198      3,765,365,301                126,941      1,128,827
===========================================   ============= ===========    ===============    ===================    ===========



                  136 | Olivetti S.p.A. Financial Statements

                                                  Other reserves                        Retained
                                                                                        earnings
           Legal             Reserve for         Extraordinary                      (accumulated     Net result
         reserve          treasury stock               reserve            Other          losses)    for the year          Total
     -----------          --------------         -------------      -----------      -----------    -------------   --------------
     920,809,760               2,298,156         1,888,261,068      172,795,057      571,549,306    (871,479,486)   15,235,055,159
     -----------          --------------         -------------      -----------      -----------    -------------   --------------
                                                                                    (871,479,486)    871,479,486





                                                                                                                        14,872,788
                                                                    (13,924,945)


                                                                                                                           349,518
                                                                                                                            38,199


                                                                                                                         5,654,982

                                                                                                                        11,791,655

                                                                    (11,040,173)                                                 -
                                                                                                                             8,734

                                                                         (2,068)                                                 -

                                                                                                                         3,229,400
                                                                                                                             7,439
                                                                                                                           263,497

                                                                                                                            56,203
                                                                                                  (6,239,962,549)   (6,239,962,549)
     -----------          --------------         -------------      -----------      -----------  ---------------   --------------
     920,809,760               2,298,156         1,888,261,068      147,827,871     (299,930,180) (6,239,962,549)    9,031,365,025
     ===========          ==============         =============      ===========      ===========  ===============   ==============


                  137 | Olivetti S.p.A. Financial Statements

Olivetti S.p.A.

Reclassified Income Statement

 (in euros)                                                   Year 2002         Year 2001           Changes
--------------------------------------------------------  -------------      ------------     -------------
Financial income and charges
   1. Income from equity investments in
      Subsidiary companies                                1,973,535,014        73,555,112     1,899,979,902
      Other companies                                         5,818,495        11,853,361        (6,034,866)
--------------------------------------------------------  -------------      ------------     -------------
      Total income from equity investments                1,979,353,509        85,408,473     1,893,945,036
--------------------------------------------------------  -------------      ------------     -------------
   2. Other financial income from
      Receivables classified as fixed assets                      3,175            14,819           (11,644)
      Securities classified as current assets                 3,063,050         4,202,788        (1,139,738)
      Other income:
      Interest income from subsidiary companies               7,468,984         3,991,770         3,477,214
      Interest income from associated companies                 151,716             4,516           147,200
      Interest and other financial income                    30,709,474        29,120,917         1,588,557
--------------------------------------------------------  -------------      ------------     -------------
      Total other financial income                           41,396,399        37,334,810         4,061,589
--------------------------------------------------------  -------------      ------------     -------------
   3. Interest and other financial charges payable to:
      Subsidiary companies                                 (607,163,943)     (814,204,575)      207,040,632
      Others                                               (205,925,868)     (152,423,847)      (53,502,021)
--------------------------------------------------------  -------------      ------------     -------------
      Total interest and other financial charges           (813,089,811)     (966,628,422)      153,538,611)
--------------------------------------------------------  -------------      ------------     -------------
Total financial income and charges (1+2+3)                1,207,660,097      (843,885,139)    2,051,545,236
--------------------------------------------------------  -------------      ------------     -------------
Value adjustments to financial assets
   4. Revaluation of equity investments                            --                --                --
   5. Write-down of equity investments                   (8,400,396,263)     (175,226,612)   (8,225,169,651)
--------------------------------------------------------  -------------      ------------     -------------
Total value adjustments to financial assets (4+5)        (8,400,396,263)     (175,226,612)   (8,225,169,651)
--------------------------------------------------------  -------------      ------------     -------------
   6. Other income from operations                           13,598,043        15,209,057        (1,611,014)
Other costs from operations
   7. Non-financial services                                (26,361,228)      (49,093,106)       22,731,878)
   8. Leases and rentals                                     (2,383,471)       (2,532,780)          149,309
   9. Personnel                                             (13,757,428)      (13,100,260)         (657,168)
  10. Amortisation, depreciation and write-downs            (71,720,275)      (64,475,325)       (7,244,950)
  11. Provision for risk and charges                               --        (191,808,785)      191,808,785
  12. Miscellaneous operational expenses                     (2,962,335)       (3,225,442)          263,107
--------------------------------------------------------  -------------      ------------     -------------
Total other costs from operations                          (117,184,737)     (324,235,698)      207,050,961
--------------------------------------------------------  -------------      ------------     -------------
Result from ordinary operations                          (7,296,322,860)   (1,328,138,392)   (5,968,184,468)
--------------------------------------------------------  -------------      ------------     -------------
Extraordinary income and charges
  13. Income                                                240,297,405        23,667,842       216,629,563
  14. Charges                                               (76,034,591)      (16,459,583)      (59,575,008)
--------------------------------------------------------  -------------      ------------     -------------
Extraordinary income                                        164,262,814         7,208,259       157,054,555
--------------------------------------------------------  -------------      ------------     -------------
Result before taxation                                   (7,132,060,046)   (1,320,930,133)   (5,811,129,913)
--------------------------------------------------------  -------------      ------------     -------------
  15. Income taxes for the year                             892,097,497       449,450,647       442,646,850
--------------------------------------------------------  -------------      ------------     -------------
NET INCOME (LOSS) FOR THE YEAR                           (6,239,962,549)     (871,479,486)   (5,368,483,063)
========================================================  =============      ============     =============


                  138 | Olivetti S.p.A. Financial Statements

Olivetti S.p.A.

Statement of Changes in Financial Position

(in millions of euros)                                                    Year 2002   Year 2001
----------------------------------------------------------------------    ---------   ---------
A. Net financial resources (indebtedness) at the beginning of the year    (16,322.5)  (17,990.9)
----------------------------------------------------------------------    ---------   ---------
B. Cash-flow provided (used) by operating activities
   Net income (loss) for the year                                          (6,240.0)     (871.5)
   Amortization and depreciation                                               71.7        63.0
   Net gains from disposal of fixed assets                                     (9.7)       (1.0)
   Writedown of fixed assets                                                8,341.1        64.2
   Change in operating working capital                                     (1,268.1)      810.3
   Net change in reserve for severance indemnities                             (1.3)       (0.3)
----------------------------------------------------------------------    ---------   ---------
                                                                              893.7        64.7
----------------------------------------------------------------------    ---------   ---------
C. Cash-flow provided (used) by investing activities
   Capital investments:
   Intangible assets                                                           (0.2)     (153.1)
   Tangible assets                                                             (0.1)       (1.4)
   Financial assets                                                          (224.6)     (438.7)
   Other                                                                        7.1           -
   Proceeds from the disposal of fixed assets                                 415.2        27.4
----------------------------------------------------------------------    ---------   ---------
                                                                              197.4      (565.8)
----------------------------------------------------------------------    ---------   ---------
D. Cash-flow provided (used) by financing activities
   Capital increases                                                           36.3     2,424.3
   Distribution of dividends                                                      -      (254.8)
----------------------------------------------------------------------    ---------   ---------
                                                                               36.3     2,169.5
----------------------------------------------------------------------    ---------   ---------
E. Net cash-flow provided (used) in the year (B+C+D)                        1,127.4     1,668.4
----------------------------------------------------------------------    ---------   ---------
F. Net financial resources (indebtedness) at the end of the year (A+E)    (15,195.1)  (16,322.5)
======================================================================    =========   =========

                                                         The Board of Directors


                  139 | Olivetti S.p.A. Financial Statements

[Page intentionally left blank]

                        Consolidated Financial Statements of the Olivetti Group
                                                            at 31 December 2002

                                                                  Balance Sheet
                                                               Income Statement
                                                              Explanatory Notes

Olivetti Group

Consolidated Balance Sheet (in millions of euros)

ASSETS                                                      31.12.2002   31.12.2001
----------------------------------------------------------- ----------   ----------
A) AMOUNTS DUE FROM SHAREHOLDERS                                     3            1
----------------------------------------------------------- ----------   ----------
B) FIXED ASSETS
   I. Intangible fixed assets
      1) Start-up and expansion costs                               83          126
      2) Industrial patents and intellectual property rights     1,269        1,291
      3) Concessions, licenses, trademarks and similar rights    3,995        4,452
      4) Goodwill                                                   17           50
      5) Assets in process of formation and advance payments       832          874
      6) Other assets                                              488          590
      7) Consolidation differences                              27,877       31,837
                                                            ----------   ----------
    Total intangible fixed assets                               34,561       39,220
  II. Tangible fixed assets
      1) Land and buildings                                      2,245        3,137
      2) Plant and machinery                                    14,958       16,695
      3) Industrial and commercial equipment                        60           83
      4) Other assets                                              691          746
      5) Assets under construction and advance payments          1,495        1,436
                                                            ----------   ----------
    Total tangible assets                                       19,449       22,097
 III. Financial fixed assets
      1) Equity investments in
         subsidiary companies                                       19           19
         associated companies                                    2,101        4,651
         other companies                                           456          387
         advances on future capital contributions                             1,659
      2) Financial receivables
         Due within 12 months from
         others                                                     16           82
         Due after 12 months from
         subsidiary company                                         16
         others                                                     14
      3) Other receivables
         Due within 12 months from
         subsidiary companies                                        5            2
         associated companies                                        2
         verso altri                                                55           80
         Due after 12 months from
         associated companies                                      433          117
         others                                                    232          273
      4) Other securities
         Guarantee deposits                                          1            1
         Other                                                     303           86
      5) Treasury stock                                            393          393
                                                            ----------   ----------
    Total financial fixed assets                                 4,046        7,750
Total financial fixed assets (B)                                58,056       69,067
=========================================================== ==========   ==========


                    142 | Consolidated Financial Statements

ASSETS                                                                  31.12.2002                31.12.2001
---------------------------------------------------------------------   ----------                ----------
C)        CURRENT ASSETS
          I.  Inventories
              1) Raw, ancillary and consumable materials                        30                        42
              2) Work-in progress and semi-finished products                    27                        29
              3) Contract work-in progress                                     179                       352
              4) Finished products and goods for resale                        346                       436
              5) Advances to suppliers                                           2                         2
                                                                        ----------                ----------
          Total inventories                                                    584                       861
          II. Receivables
              Due within 12 months from
              customers                                                      8,119                     8,251
              subsidiary companies                                              41                        32
              associated companies                                             214                       569
              others                                                         6,295                     4,908
              Due after 12 months from
              customers                                                          1                         3
              others                                                         2,065                       725
                                                                        ----------                ----------
          Total receivables                                                 16,735                    14,488
          III.Financial assets not held as fixed assets
              Equity investments                                               173                       393
              Securities                                                     1,927                     3,616
              Receivables for securities held under reverse repurchase          56                         4
              agreements
          Total financial assets not held as fixed assets                    2,156                     4,013
          IV. Liquid funds
              Bank and post office deposits                                  4,363                     3,626
              Cash                                                               7                        76
                                                                        ----------                ----------
          Total liquid funds                                                 4,370                     3,702
Total current assets (C)                                                    23,845                    23,064
---------------------------------------------------------------------   ----------                ----------
D)        ACCRUED INCOME AND PREPAID EXPENSES
          1)  Discounts on bond issues and deferred charges on loans           150                       131
          2)  Other accrued income and prepaid expenses                      1,330                     1,964
                                                                        ----------                ----------
Total accrued income and prepaid expenses (D)                                1,480                     2,095
---------------------------------------------------------------------   ----------                ----------
TOTAL ASSETS                                                                83,384                    94,227
=====================================================================   ==========                ==========


                    143 | Consolidated Financial Statements

LIABILITIES AND SHAREHOLDERS' EQUITY                                                   31.12.2002        31.12.2001
-------------------------------------------------------------------------------------  ----------        ----------
A) SHAREHOLDERS' EQUITY
   I.     Share capital                                                                     8,845             8,784
   I bis. Share capital increases to be filed with the Companies Register,
          pursuant article 2444 of the Italian Civil Code                                                         1
   I ter. Share capital increase payments relating to shares to be issued
   II.    Additional paid-in capital                                                        3,765             3,765
   II bis.Additional paid-in capital in respect of share capital increases to
          be filed with the Companies Register and of shares to be issued                                         -
   III.   Revaluation reserves                                                                  1                 1
   IV.    Legal reserve                                                                       921               921
   V.     Reserve for treasury stock                                                            2                 2
   VI.    Other Parent Company reserves                                                     2,036             2,061
   VII.   Reserve for Parent Company shares held by subsidiary companies                      391               391
   VIII.  Sundry reserves, retained earnings and accumulated losses                        (3,548)             (107)
   IX.    Group income (loss) for the year                                                   (773)           (3,090)
Group shareholders' equity                                                                 11,640            12,729
-------------------------------------------------------------------------------------  ----------        ----------
   X.     Minority interests                                                                8,984            13,624
Total shareholders' equity (A)                                                             20,624            26,353
-------------------------------------------------------------------------------------  ----------        ----------
B) RESERVES FOR RISKS AND CHARGES
   1)     Employee pensions and similar obligations                                            47                66
   2)     Taxation                                                                            384               759
   3)     Other provisions                                                                  5,395             3,333
Total reserves for risks and charges (B)                                                    5,826             4,158
-------------------------------------------------------------------------------------  ----------        ----------
C) RESERVE FOR EMPLOYEE SEVERANCE INDEMNITIES                                               1,364             1,414
=====================================================================================  ==========        ==========


                    144 | Consolidated Financial Statements

LIABILITIES AND SHAREHOLDERS' EQUITY         31.12.2002   31.12.2001
-------------------------------------------- ----------   ----------
D) PAYABLES
   Due within 12 months
     1) Bonds                                       813          180
     2) Convertible bonds                                         16
     3) Due to banks                              3,926        7,412
     4) Due to other lenders                      1,104          412
     5) Advances                                    270          399
     6) Due to suppliers                          5,657        6,351
     7) Notes payable                               241
     8) Due to subsidiary companies                  16           27
     9) Due to associated companies                 625          421
     10) Due to tax authorities                     898          937
     11) Due to social security authorities         257          284
     12) Other payables                           4,511        4,770
   Due after 12 months
     1) Bonds                                    23,591       22,871
     2) Convertible bonds                         7,401        8,956
     3) Due to banks                              1,850        3,453
     4) Due to other lenders                        866        1,413
     5) Due to suppliers                             13          156
     6) Notes payable                                            220
     7) Due to associated companies                  24          474
     8) Due to tax authorities                       29           82
     9) Due to social security authorities        1,102        1,236
     10) Other payables                              49          181
Total payables (D)                               53,243       60,251
-------------------------------------------- ----------   ----------
E) ACCRUED EXPENSES AND DEFERRED INCOME
   Premiums on loan issues                           37
   Other accrued expenses and deferred income     2,290        2,051
Total accrued expenses and deferred income (E)    2,327        2,051
-------------------------------------------- ----------   ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       83,384       94,227
============================================ ==========   ==========



MEMORANDUM ACCOUNTS                          31.12.2002   31.12.2001
--------------------------------------------  ---------   ----------
Personal guarantees given, net of counter-
  securities received                             1,227       1,538
Guarantees on Group companies assets                111         163
Commitments                                       3,124       5,431
Other accounts                                       93         295
--------------------------------------------  ---------   ----------
TOTAL MEMORANDUM ACCOUNTS                         4,555       7,427
============================================  =========   ==========


                    145 | Consolidated Financial Statements

Olivetti Group

Consolidated Income Statement (in millions of euros)
                                                                                 Year 2002  Year 2001
-------------------------------------------------------------------------------- ---------  ---------
A)  VALUE OF PRODUCTION
    1) Revenues from sales and services                                             31,408     32,016
    2) Changes in inventories of work-in progress, semi-finished and finished           (8)       (15)
       products
    3) Changes in contract work-in progress                                            (42)      (119)
    4) Capitalised production                                                          675        583
    5) Other revenues and income
       grants                                                                           20         26
       other                                                                           484        450
Total value of production (A)                                                       32,537     32,941
-------------------------------------------------------------------------------- ---------  ---------
B) COSTS OF PRODUCTION
   6) Raw, ancillary and consumable materials and goods for resale                   2,315      2,640
   7) Services received                                                              9,407      9,782
   8) Leases and rentals                                                             1,166      1,096
   9) Personnel
     a) Wages and salaries                                                           3,410      3,522
     b) Social security charges                                                      1,008      1,042
     c) Employee severance indemnities                                                 218        222
     d) Other                                                                          101        133
                                                                                 ---------  ---------
                                                                                     4,737      4,919
   10) Amortisation, depreciation and writedowns
     a) Amortisation of intangible fixed assets                                      3,462      3,565
     b) Depreciation of tangible fixed assets                                        3,807      4,080
     c) Other writedowns of fixed assets                                                58         17
     d) Writedowns of receivables classified as current assets
        and of liquid funds                                                            546        448
                                                                                 ---------  ---------
                                                                                     7,873      8,110
   11) Changes in inventories of raw, ancillary and consumable materials and            12        (42)
       goods for resale
   12) Provisions for risks                                                            114        389
   13) Other provisions                                                                 58         97
   14) Other operational expenses                                                      839        858
Total costs of production (B)                                                       26,521     27,849
-------------------------------------------------------------------------------- ---------  ---------
DIFFERENCE BETWEEN VALUE AND COSTS OF PRODUCTION (A-B)                               6,016      5,092
================================================================================ =========  =========


                    146 | Consolidated Financial Statements

                                                         Year 2002    Year 2001
------------------------------------------------------   ---------    ---------
C) FINANCIAL INCOME AND CHARGES
   15) Income from equity investments in
       Subsidiary companies                                     46            9
       Associated companies                                                   8
       Others                                                   11          204
                                                         ---------    ---------
                                                                57          221
   16) Other financial income
       a) From receivables classified as fixed
          assets due from
          subsidiary companies
          associated companies                                   1            6
   others                                                       16           16
       b) From securities held as fixed assets                   4            3
       c) From securities held as current assets               234          295
       d) Other interest and financial income from
          subsidiary companies                                   1            1
          associated companies                                  12           17
          others                                             1,244          887
                                                         ---------    ---------
                                                             1,512        1,225
   17) Interest and other financial charges                 (3,819)      (4,330)
Total financial income and charges (C)                      (2,250)      (2,884)
------------------------------------------------------   ---------    ---------
D) VALUE ADJUSTMENTS TO FINANCIAL ASSETS
   18) Revaluations of
       equity investments                                      121          168
       securities held as current assets                                     30
                                                         ---------    ---------
                                                               121          198
   19) Writedowns of
       equity investments                                     (759)      (2,157)
       financial fixed assets                                  (40)         (49)
       securities held as current assets                      (108)        (188)
                                                         ---------    ---------
                                                              (907)      (2,394)
Total value adjustments to financial assets (D)               (786)      (2,196)
------------------------------------------------------   ---------    ---------
E) EXTRAORDINARY INCOME AND CHARGES
   20) Income
       gains on disposals                                    2,553          465
       other income                                            437          531
                                                         ---------    ---------
                                                             2,990          996
   21) Charges
       losses on disposals                                    (236)         (48)
       prior years taxation                                     (8)          (5)
       other charges                                        (8,242)      (4,052)
                                                         ---------    ---------
                                                            (8,486)      (4,105)
Total extraordinary income and charges (E)                  (5,496)      (3,109)
------------------------------------------------------   ---------    ---------
RESULT BEFORE TAXATION AND MINORITY INTERESTS (A-B+C+D+E)   (2,516)      (3,097)
------------------------------------------------------   ---------    ---------
22) Income taxes for the year                                2,210         (579)
------------------------------------------------------   ---------    ---------
RESULT AFTER TAXATION BEFORE MINORITY INTERESTS               (306)      (3,676)
------------------------------------------------------   ---------    ---------
23) Result after taxation attributable to minority
    shareholders                                              (467)         586
------------------------------------------------------   ---------    ---------
24) GROUP NET RESULT FOR THE YEAR                             (773)      (3,090)
======================================================   =========    =========



                    147 | Consolidated Financial Statements

                               Explanatory Notes

Basis of presentation

The consolidated financial statements for the year ended 31 December 2002 have been prepared in accordance with Legislative Decree no. 127 of 9 April 1991. They comprise the Consolidated Balance Sheet (prepared in accordance with the formats specified in articles 2424 and 2424 bis of the Italian Civil Code with suitable adaptations), the Consolidated Income Statement (prepared in accordance with the formats specified in articles 2425 and 2425 bis of the Italian Civil Code with suitable adaptations) and these Explanatory Notes.

The Explanatory Notes are provided to illustrate, analyse and, in some cases, supplement the data reported in the financial statements. They include the information required by article 38 of Legislative Decree no. 127/1991 and by other provisions contained therein, as well as by provisions issued by the Italian Securities and Investments Board (CONSOB); they also provide additional information, even where not required by specific legislation, if deemed necessary to present a true and fair view.

The financial statements used for consolidation purposes are those at 31 December 2002 approved by the Shareholders' Meetings of the individual companies or prepared by the respective Boards of Directors for such approval, adjusted, where necessary, to eliminate entries recorded solely for fiscal purposes and to align the statements with the accounting policies adopted by the Group. Such accounting policies are consistent with legislation governing consolidated financial statements, interpreted by the accounting principles established by the Italian Accounting Profession.

Consolidation area

The consolidated financial statements at 31 December 2002 were prepared using the financial statements of the Parent Company Olivetti S.p.A. and those of the Groups and companies it controls directly and indirectly (that is to say, in which, at 31 December 2002, the Parent Company directly or indirectly held the majority of voting rights at ordinary Shareholders' Meetings, or sufficient votes to exercise a dominant influence), with the exception of a number of minor subsidiary companies and of companies sold since 31 December 2002. Specifically, Telecom Italia S.p.A. and its subsidiary companies (hereinafter referred to as the Telecom Italia Group), which contributed approximately 97% of consolidated revenues, were included through line-by-line consolidation of the consolidated financial statements of the Telecom Italia Group (approved by the Board of Directors and audited by Reconta Ernst & Young S.p.A.), after the necessary consolidation adjustments.

The complete list of investee companies is contained in the Exhibit to these Explanatory Notes ("List of companies included in the consolidated financial statements at 31 December 2002 and of equity investments, pursuant to articles 38 and 39 of Legislative Decree no. 127/1991").

The main changes in the Telecom Italia Group consolidation area compared with 31 December 2001 are as follows:

a) inclusion in the consolidation area:
     - for Domestic Wireline: Mediterranean Nautilus Telekomunikasyon Hizmetleri Ticaret Anonim Sirketi, Latin American Nautilus Saint Croix, Latin American Nautilus Colombia Limitada and Latin American Nautilus Bolivia;


                    148 | Consolidated Financial Statements

     -    for Mobile: Timnet Usa, Starcel, Blu;
     -    for Market IT: Agrisian;
     -    for Group IT: Teco Soft Argentina;
     -    for "Others": EMSA Servizi Immobiliari, IN.TEL.AUDIT; Epiclink,
          Netesi.

b) exclusion from the consolidation area:
     -    for Domestic Wireline: Euro Datacom, TMI Italy-Canada and TMI do
          Brasil;
     -    for Mobile: Autel;
     - for Internet and Media: Data House Group and some companies in the Internet Business Area;
     -    for Market IT: Consiel, Sogei;
     -    for Group IT: Teco Soft Espana;
     - for "Others": the Telespazio Group, Emsa, Immsi, Telimm, Trainet, the 9Telecom Group, Indian Telecommunication Holding, Telecom Italia de Espana and Telecom Italia GmbH.

Telecom Italia S.p.A. spun off the International Wholesale Services business to Telecom Italia Sparkle S.p.A. (ex TMI Telemedia International Italia S.p.A. ) and the Training business to Telecom Italia Learning Services S.p.A.

Consolidation principles

The most significant consolidation principles adopted for the consolidated financial statements at 31 December 2002 are as follows:

a) the assets and liabilities of the companies consolidated on a line-by-line basis are stated by eliminating the book value of each consolidated equity investment against the related portion of shareholders' equity.

b) unrealised gains and losses deriving from operations between Group companies are eliminated, as are all receivables, payables, dividends and transactions between companies in the consolidation area.

c) goodwill (or consolidation difference), defined as the difference between the purchase price of subsidiary companies and their current value at the time of acquisition, if positive, is classified under the asset heading "Consolidation differences", which represents the future earnings capacity of the company, and amortised over the period in which such goodwill is expected to provide benefit; if negative, it is classified under the equity reserve "Consolidation reserve". The income statements of subsidiaries acquired during the year are consolidated for the full year; pre-acquisition results not accruing to the Group are reversed under a specific income statement heading.

     Consolidation differences relating to equity investments in associated companies, if positive, are included in the investment cost and amortised over the period in which they are expected to provide benefit.

d) minority shareholders' interests in the equity and net result for the year of the consolidated subsidiaries are disclosed separately under specific headings of consolidated shareholders' equity and consolidated income respectively.

e) capital gains and losses arising from the sale of shares in Group companies to third parties are recorded under income. In the event of a share capital increase at a Group company subscribed by a minority


                    149 | Consolidated Financial Statements
     shareholder only, any capital gains or losses arising as the difference between the value of the Group's share of equity before and after the various operations are recorded under income.

f) provisions and value adjustments recorded by consolidated companies to obtain tax benefits allowed under current legislation are eliminated from the consolidated financial statements, taking due account of any related tax effects.

Translation into euro of financial statements denominated in foreign currency

The financial statements of foreign subsidiary companies resident in non-European Monetary Union (EMU) countries are translated into euro by applying the year-end exchange rates to balance sheet headings and the average exchange rates for the year to income statement headings. Any differences arising in respect of the rates at the end of the previous financial year are reported separately under a specific consolidated shareholders' equity heading "Sundry reserves, retained earnings and accumulated losses".


                    150 | Consolidated Financial Statements

The exchange rates used for currencies of non-EMU countries are set out below:

                                                 Exchanges rates Euro/Local Currency
                          --------------------------------------------------------------------------------------
                                                                                            average for
                                                                                           the year 2001
                                                                                ---------------------------------
                                                              average for       Telecom Italia
                          31.12.2002          31.12.2001    the year 2002          Group                 Others
------------------------  ----------          ----------    -------------       --------------        -----------
European currencies
Danish krone                 7.42880             7.43650          7.43053             -                   -
Norwegian krone              7.27560             7.95150          7.50888             -                   -
Swedish krone                9.15280             9.30120          9.16143             -                  9.14077
Hungarian forint             236.290             245.180        242.959             256.624               -
Swiss franc                  1.45240             1.48290          1.46701             -                   -
British pound                0.65050             0.60850          0.62879             0.62187            0.61757
Roumanian leu               35,134.6            27,817.2     35,134.6            27,817.2                  -
Russian rublo                33.4790             26.8524         29.6715             26.1487               -
Polish zloty                 4.02099             3.49530          3.85693             3.67004              -

Non-European currencies
Venezuelan bolivar          1,471.33             672.432      1,471.33              679.55              640.539
Bolivian                     7.85843             6.00473          6.77947             5.89386              -
Australian dollar             1.8556             1.72800          1.74053              -                   -
Canadian dollar              1.65500             1.40770          1.48607              -                   -
Hong Kong dollar             8.17810             6.87230          7.37650             6.98554             6.8730
Singapore dollar             1.81990             1.63060          1.69391              -                   -
US dollar                    1.04870             0.88130          0.94540             0.89564             0.89006
Japanese yen                124.3900             115.330        118.03372              -                108.721
Argentine peso               3.53412             1.49821          3.01204             0.89564             0.91112
Chilean peso                 755.064             577.066        651.816             567.384             564.356
Colombian peso              2,993.51            2,019.22      2,369.77248              -              2,047.85
Mexican peso                10.85405             8.05711          9.13752              -                  8.29024
South African rand           9.00940            10.43020          9.90602              -                  7.62055
Brazilian real               3.70537             2.08224          2.77091             2.10294             2.09923
Peruvian sol                 3.67150             3.03343          3.32488              -                  3.13306
------------------------  ----------          ----------    -------------       --------------        -----------

The financial statements of companies operating in highly inflationary economies have been adjusted in accordance with inflation accounting procedures by restating historical book values on the basis of indices that reflect the real change in the purchasing power of local currencies. In order to avoid distortions to results, the year-end exchange rates have been used to translate the income statements of these companies, rather than the average rates for the year. The following companies adopt inflation accounting procedures:
Corporacion Digitel C.A. (Venezuela), Finsiel Romania S.r.l. (Romania), IS Tim Telekomunikasyon Hitzmetleri A.S. (Turkey), TECO Soft Argentina and Olivetti Argentina S.A.C.e.l..


                    151 | Consolidated Financial Statements

Accounting policies

The accounting policies adopted for the preparation of the consolidated financial statements comply with those established by law and are consistent with those adopted in the previous financial year. The accounting policies adopted for the various headings are illustrated below.

Intangible fixed assets

Intangible fixed assets are stated at purchase or production cost including related accessory charges, and are amortised over their residual useful life; intangible fixed assets are written down to reflect any other than temporary impairment in value; their book value is reinstated in subsequent years if the reasons for such writedowns no longer apply.

Start-up and expansion costs are amortised over five years.

Industrial patents and intellectual property rights are amortised in respect of their expected useful life, over five years (for industrial patents) or predominantly over three years (software), as from the year in which they enter service.

Concessions, licences, trademarks and similar rights are amortised in respect of their expected useful life (licences are amortised over the term of the relevant contracts).

Purchased goodwill relating to the acquisition of businesses or business units is capitalised and generally amortised over five years.

Assets in process of formation and advance payments refer to costs sustained for current software development projects. Due to their nature and value, these projects are of high economic and management importance and offer significant prospects of future revenues or containment of costs.

The heading Other includes leasehold improvements (generally amortised over the term of the relevant leases), rights of way acquired by Telecom Italia to ensure extension of its transmission capacity over non-Italian territory (amortised over the residual life of the contracts with the foreign operators who own the facilities to which the rights refer).

Tangible fixed assets

Tangible fixed assets are recorded at purchase or construction cost restated in accordance with specific monetary revaluation laws and amortised over their residual useful lives.

Assets are written down to reflect any other than temporary impairment in value; the original value is reinstated in subsequent periods if the reasons for such writedowns no longer exist.

Depreciation rates applied are as follows:

-------------------------------------------------------------  --------
Buildings                                                        3 - 7%
Telecommunication plant and systems                             3 - 33%
Plant and machinery                                            20 - 33%
Industrial and commercial plant                                15 - 25%
Other assets                                                    6 - 33%
-------------------------------------------------------------  --------

Tangible fixed assets under construction are stated at the direct costs incurred.

Ordinary maintenance costs are charged in full to income.


                    152 | Consolidated Financial Statements

Equity investments

Long-standing equity investments are classified as financial fixed assets; equity investments acquired for subsequent sale are classified as financial assets not held as fixed assets.

Equity investments classified as financial fixed assets in unconsolidated companies in which at least 20% of voting rights are held are valued with the equity method. Other equity investments classified as financial fixed assets in unconsolidated companies are recorded at cost written down to the corresponding portion of shareholders' equity resulting from the latest financial statements of the investee company in order to reflect other than temporary impairments in value. Losses in value in excess of the corresponding book values are recorded under reserves for risks and charges. In any case the book value of such equity investments is determined on the basis of reasonable expectations of utility and recovery in future financial periods, if lower.

Equity investments purchased for trading purposes and consequently classified under current assets, in consolidated or unconsolidated listed companies, are stated at the lower of purchase cost and realisable value based on year-end stock market prices.

Writedowns of equity investments (both those held as financial fixed assets and those held as current assets) are eliminated in subsequent years if the reasons for such writedowns no longer exist.

Other securities (other than equity investments)

Securities to be held until maturity are classified as financial fixed assets; marketable securities are classified as financial assets not held as fixed assets.

Securities held as fixed assets are stated at purchase cost adjusted on an accrual basis to reflect the difference between purchase cost and redemption value, and written down to reflect any other than temporary impairment in value.

Securities held as current assets are recorded at the lower of purchase cost, adjusted on an accrual basis to reflect the issue spread, and presumed realisable value based on market trends.

Writedowns of securities are eliminated in subsequent years if the reasons for such writedowns no longer exist.

Securities purchased through reverse repurchase agreements with an obligation of re-sale on maturity are classified as financial assets not held as fixed assets and stated at purchase cost. The differences between the spot and forward prices are charged or credited to income on an accrual basis, with a counter-item under accrued income/expenses.

Inventories

Inventories are valued at the lower of purchase or production cost and market value.

The chief methods used to determine cost are as follows:

- raw materials and finished products: LIFO based on annual layers for the Telecom Italia Group and weighted average for the Olivetti Tecnost Group;
-    goods: weighted average;
-    work-in-progress and semi-finished products: production cost;
-    short-term contract work-in-progress: industrial cost;


                    153 | Consolidated Financial Statements

- long-term contract work-in-progress: percentage of completion method, based on the agreed considerations, also taking account of presumed losses until completion and other possible related risks.

     Raw materials, finished products and goods in excess of foreseeable production requirements, slow-moving items or items subject to obsolescence are written down to presumed realisable value.

Accounts receivable and payable

Accounts receivable are stated at estimated realisable value and classified under financial fixed assets or current assets.

Accounts payable are stated at face value.

Foreign currency receivables and payables are stated on the basis of year-end exchange rates; any translation gains or losses arising in respect of the original exchange rates are recorded under "financial income" and "financial charges" respectively.

Receivables due to the consolidated subsidiary TIM from almost all its dealers are transferred to a factoring company (without recourse, within the agreed limits). As each receivable falls due, the factoring company pays TIM the relative face value, minus amounts due to dealers for services rendered. TIM has not provided guarantees in respect of this operation.

Telephone Companies Employees Social Security Fund

Pursuant to law no. 58/1992, Telecom Italia is required to provide full national insurance coverage for all employees on the payrolls of STET, SIP, Italcable and Telespazio as at 20 February 1992, as well as for all employees transferred from the Public Administration to IRITEL, through the Telephone Companies Employees Social Security Fund (Fondo Previdenza Telefonici, FPT). This coverage also extends to previous periods of employment in other companies. The amounts due were calculated by the Italian National Social Security Board (INPS) and are to be paid in 15 annual instalments. Subsequently, article 66 of Law no. 427/1993 ruled that these costs be recorded in the financial statements and deducted against taxes for the years in which the payments are made.

The amount of the liability is uncertain, since Telecom Italia and the INPS do not agree on the calculation methods to be used.

The matter is being examined in the Courts. Telecom Italia believes that the total liability at 31 December 2002 in respect of the above payments is between 964 million euros and 1,289 million euros (of which 409 million have already been paid), net of the residual amount already recorded by IRITEL and currently carried in the financial statements of Telecom Italia and TIM following the merger of IRITEL.

In accordance with accepted accounting principles, a payable for an amount equivalent to the minimum estimated liability has been recorded in the Olivetti Group's consolidated financial statements for the purposes of determining consolidation goodwill.

Accruals, prepayments and deferrals

Accruals, prepayments and deferrals are determined to reflect the correct apportionment of costs and revenues applicable to two or more financial periods.


                    154 | Consolidated Financial Statements

Reserves for risks and charges

Taxation: reserves are provided to cover presumed tax liabilities (including any surcharges and arrears interest) in respect of open or disputed positions, and also to cover deferred taxes.

In addition, deferred and prepaid taxes are recognised for temporary differences between the book value and the tax value of the assets and liabilities of the individual consolidated companies, and also for consolidation adjustments.

In accordance with prudent accounting principles, prepaid tax assets are not recognised unless there is a reasonable certainty that future taxable income will be available in the years in which the temporary differences will be reversed.

Prepaid and deferred taxes are recorded in the consolidated financial balance sheet under, respectively, the current assets heading "receivables due from others" and the "reserve for taxation" as a counter-item to "income taxes for the year".

The tax benefit of tax loss carry-forwards is recognised to the extent that there is a reasonable expectation of realising the said benefit.

Deferred taxes on equity reserves not subject to taxation of consolidated companies or companies valued with the equity method are recognised when such reserves are distributed or utilised and are thus liable for taxation.

Other provisions: these amounts are provided largely to cover likely known charges whose timing and extent are however uncertain at year-end. The provisions reflect best estimates based on the commitments undertaken and the information available.

Employee severance indemnities

This provision is formed in accordance with current legislation and labour contracts and reflects the liability accrued to all employees of the consolidated companies at the balance-sheet date. Receivables arising as a result of advance tax payments on employee severance indemnities pursuant to Law no. 662 of 23 December 1996 and subsequent amendments are shown under the financial fixed assets heading "other receivables". These receivables are re-valued in compliance with the provisions of the said law.

Grants

Grants related to income (directly credited to the income statement) and grants related to assets are recognised in the period in which the documents confirming payment are filed, or in the period in which the related costs are sustained in cases when payment is based on established procedures.

Specifically, grants related to assets are recognised on an accrual basis: they are classified as deferred income and subsequently credited to income as the assets to which they refer are amortised.

Revenues

Revenues are recognised as they arise, as follows:

a) telecommunications services: in the year the services are provided; since 1999, traffic revenues have been stated gross of amounts due to third-party operators;


                    155 | Consolidated Financial Statements

b) IT operations, innovative network services and other operations: to the extent that the relevant services are provided during the year;

c) manufacturing and installation operations: on delivery of goods in the case of supplies or on completion of work in the case of services, consistently with contractual commitments;

d)   office products: on delivery.

Leased assets

Assets held under finance lease contracts are classified under fixed assets and depreciated beginning from the contract date at the rates applied to proprietary assets of a similar nature. A financial payable is recorded for an equivalent amount and gradually written down as payment is made. Financial charges and amortisation charges provided in respect of leased asset values are charged to income on an accrual basis. Capital gains realised on the sale of assets to leasing companies that are immediately leased back through finance lease contracts are deferred in financial statements and credited to consolidated income over the lease term.

Dividends

Dividend income from subsidiaries is recorded on accrual (i.e., in the year in which the corresponding income is earned) and eliminated during consolidation. Deferred taxes are provided in respect of such income.

In line with accrual accounting procedures, tax credits arising on collection of dividends are also classified as deferred tax assets in the year the dividends accrue, with a balance-sheet counter-item under the heading "Prepaid taxes" in other receivables.

Dividends from non-subsidiary companies and related tax credits are recorded in the year in which such dividends are declared, which generally coincides with the year of collection.

Memorandum accounts

Guarantees given - referring in the main to suretyships - are stated for an amount reflecting the value of securities, net of counter-securities received.

Purchase and sale commitments reflect year-end contractual amounts which have not been included in the normal "operating cycle" and portions not yet executed.

Derivative instruments

Financial derivative contracts are used by the Group to hedge exposure to interest rate and exchange rate risks. They are valued consistently with the underlying asset and liability positions and any net expenses connected with each single transaction are recognized in the statement of income.

For financial instruments used to hedge interest rate risks, the interest differentials are recorded in the statement of income in "financial income and expense" based on the accrual principle.

For financial instruments used to hedge exchange rate risks, the cost (or "financial component" calculated as the difference between the rate at the date of stipulating the contract and the forward rate) is recorded in the statement of income in "financial income and expense" based on the accrual principle.


                    156 | Consolidated Financial Statements

Non-hedging derivatives are assessed by comparing the instrument value at the contract date and its year-end value. Any losses are charged to income, while gains are not recorded since they are not realised.

Premiums collected (paid) on the sale or purchase of put and call options on listed portfolio shares are classified under "other payables" or "receivables due from others". If the option is exercised, the premium collected (paid) is treated as an accessory component of the strike price of the underlying instruments; if the option is not exercised, the premium collected (paid) is recorded under financial income (financial charges). Purchase or sale commitments in respect of the sale of put and call options are illustrated in these notes, in the section "Hedging instruments and other derivatives".

Exceptions allowed under article 2423, paragraph 4, of the Italian Civil Code

No exceptions pursuant to article 2423, par 4, of the Italian Civil Code have been made in the financial statements as at 31 December 2002.

Changes in the application of accounting policies

No changes have been adopted in accounting or evaluation policies for financial statement items in 2002.


                    157 | Consolidated Financial Statements

Comments on consolidated assets

B) Fixed assets

I. Intangible fixed assets

Net intangible fixed assets at 31 December 2002 amounted to 34,561 million euros (39,220 million euros at 31 December 2001).

                                                             Net book                                                     Net book
                                                                value                                      Other             value
(in millions of euros)                                  at 31.12.2001    Increases    Amortisations      changes     at 31.12.2002
-----------------------------------------------------   -------------    ---------    -------------      -------     -------------
Start-up and expansion costs                                      126           14              (46)         (11)               83
Industrial patents and intellectual property rights             1,291          581           (1,013)         410             1,269
Concessions, licenses, trademarks and similar rights            4,452          117             (107)        (467)            3,995
Goodwill                                                           50            3               (9)         (27)               17
Assets in process of formation and advance payments               874          817                          (859)              832
Other                                                             590           78             (145)         (35)              488
Consolidation differences                                      31,837          346           (2,142)      (2,164)           27,877
-----------------------------------------------------   -------------    ---------    -------------      -------     -------------
Total                                                          39,220        1,956           (3,462)      (3,153)           34,561
=====================================================   =============    =========    =============      =======     =============

Start-up and expansion costs comprised costs relating to share capital increases.

Industrial patents and intellectual property rights essentially related to application software owned or licensed indefinitely, largely attributable to the Telecom Italia Group.

Concessions, licences, trademarks and similar rights amounted to 3,995 million euros, a decrease of 457 million euros caused mainly by exchange rate changes in South American countries (-650 million euros). They referred chiefly to the residual cost of UMTS and PCS licences.

Assets in process of formation and advance payments amounted to 832 million euros and reflected costs sustained by Telecom Italia for current software development projects.

The heading Other reflected a balance of 488 million euros, including:

a)   222 million euros for leasehold improvements;

b) 42 million euros for bank fees and commissions in respect of the public tender offer on Telecom Italia;

c)   148 million euros for bond issuance expenses.

Consolidation differences (or consolidation goodwill) at 31 December 2002 amounted to 27,877 million euros (31,837 million euros at 31 December 2001) and included:


                    158 | Consolidated Financial Statements

o 20,692 million euros for the acquisition of 52.12% of the ordinary share capital of Telecom Italia, net of amortisation totalling 4,446 million euros.

Aggregate consolidation goodwill was originally stated at 25,534 million euros (justified by stock market prices, availability of the majority of voting rights and earnings expectations as a result of implementation of the Industrial Business Plan drawn up at the time of the public tender offer), to be amortised over 20 years beginning from the second half of 1999;

o 659 million euros for Telecom Italia shares purchased since the public tender offer, net of amortisation of 102 million euros;

o 6,509 million euros for the acquisition by the Telecom Italia Group of the equity investment in Seat Pagine Gialle and other companies.

     The balance on the heading decreased by 3,960 million euros from 2001 as a result of writedowns of 1,903 million euros generated by the Telecom Italia Group, current amortisation charges totalling 2,142 million euros and the impact of Latin American currency devaluation on goodwill denominated in such currencies.

II. Tangible fixed assets

At 31 December 2002 net tangible fixed assets amounted to 19,449 million euros (22,097 million euros at 31 December 2001) and comprised:

                                                Accumulated      Net book value   Net book value
                             Gross value       depreciation       at 31.12.2002    at 31.12.2001       Changes
(in millions of euros)     at 31.12.2002      at 31.12.2002                 (a)              (b)        (a-b)
----------------------     -------------      -------------      --------------   --------------       -------
Land and buildings                 3,712              1,467               2,245            3,137          (892)
Plant and machinery               56,801             41,843              14,958           16,695        (1,737)
Equipment                          1,043                983                  60               83           (23)
Other assets                       2,101              1,410                 691              746           (55)
Assets under construction          1,495                  0               1,495            1,436            59
----------------------     -------------      -------------      --------------   --------------       -------
Total                             65,152             45,703              19,449           22,097        (2,648)
======================     =============      =============      ==============   ==============       =======


Changes in tangible fixed assets during 2002 were as follows:

(in millions of euros)
-------------------------------------             -------
Net book value as of 31 December 2001             22,097
-------------------------------------             -------
Additions                                          3,291
Depreciation charges                              (3,807)
Changes in the consolidation area                   (313)
Disposals                                           (541)
Translation differences and other changes         (1,278)
-------------------------------------             -------
Net book value as of 31 December 2002             19,449
=====================================             =======


                    159 | Consolidated Financial Statements

Additions totalled 3,291 million euros, of which 3,258 million euros for the Telecom Italia Group and 33 million euros for the other Group companies.

Additions at the Telecom Italia Group were as follows:

(in millions of euros)                                      Year 2002
---------------------------------------------------------   ---------
Domestic Wireline                                               1,828
Mobile                                                          1,075
South America                                                     201
Internet and Media                                                 28
Market IT                                                          12
Group IT                                                           85
Sundry operations and consolidation adjustments                    29
---------------------------------------------------------   ---------
Total                                                           3,258
=========================================================   =========

Additions for the other Group companies totalled 33 million euros and related to the Olivetti Tecnost Group for 26 million euros and the Olivetti Multiservices Group for 7 million euros.

Depreciation was provided at rates deemed to reflect the residual useful life of the assets concerned and related to the period of utilisation as regards additions for the period.

III. Financial fixed assets

Financial fixed assets at 31 December 2002 amounted overall to 4,046 million euros compared with 7,750 million euros at 31 December 2001, as follows:

                                          31.12.2002          31.12.2001       Changes
(in millions of euros)                           (a)                 (b)          (a-b)
----------------------------------------  ----------          ----------       -------
Equity investments                             2,576               5,057        (2,481)
Advances on future capital contributions           -               1,659        (1,659)
Financial receivables                             46                  82           (36)
Other receivables due from:
    subsidiary companies                           5                   2             3
    associated companies                         435                 117           318
    other companies                              287                 353           (66)
Other securities                                 304                  87           217
Treasury stock                                   393                 393             -
----------------------------------------  ----------          ----------       -------
Total                                          4,046               7,750        (3,704)
========================================  ==========          ==========       =======



                    160 | Consolidated Financial Statements

Equity investments

                                                            31.12.2002    31.12.2001       Changes
(in millions of euros)                                             (a)           (b)         (a-b)
---------------------------------------------------------   ----------    ----------       -------
Equity investments in unconsolidated subsidiary companies           19            19             -
Equity investments in associated companies                       2,101         4,651        (2,550)
Equity investments in other companies                              456           387            69
---------------------------------------------------------   ----------    ----------       -------
Total                                                            2,576         5,057        (2,481)
=========================================================   ==========    ==========       =======

Equity investments in associated companies (2,101 million euros as of 31 December 2002) comprised:

                                 Net book value         Net book value
(in millions of euros)         as of 31.12.2002       as of 31.12.2001       Changes
----------------------         ----------------       ----------------       -------
Telekom Austria                             708                  1,460          (752)
GLB Servicos Interativos                     13                     24           (11)
Solpart Participacoes                       142                    238           (96)
Mobilkom Austria                              -                    544          (544)
AUNA                                          -                    690          (690)
Etec S.A.                                   467                    551           (84)
Telekom Srbija                              187                    195            (8)
IS TIM                                        -                     81           (81)
B.D.T.                                        -                    158          (158)
IM.SER                                       12                    141          (129)
Netco Redes                                  22                    125          (103)
Telemaco immobiliare                          -                     91           (91)
Tiglio I                                    242                      -           242
Tiglio II                                    74                      -            74
Mirror International Holding                 94                     94             -
Italtel Holding                              43                     65           (22)
Stream                                       19                     32           (13)
Other                                        78                    162           (84)
----------------------         ----------------       ----------------       -------
Total                                     2,101                  4,651        (2,550)
======================         ================       ================       =======

The aggregate value of these equity investments includes the residual amount to be amortised (504 million euros at 31 December 2002 and 1,688 million euros at 31 December 2001) of the positive consolidation difference arising at the time of acquisition between the purchase cost and the value of the corresponding net equity portion of the investee companies. The consolidation difference mainly referred to Telekom Austria (315 million euros) and Etec S.A. (100 million euros).


                    161 | Consolidated Financial Statements

Other receivables

Other receivables classified as financial fixed assets (but not included in the net financial position) amounted to 727 million euros at 31 December 2002 (of which 62 million euros short-term and 665 million euros medium/long-term). They included 94 million euros for receivables, including revaluations, arising from advance tax payments on employee severance indemnities, 435 million euros due from associated companies, mainly for borrowings granted by the Telecom Italia Group to its foreign investee companies, and 85 million euros for loans to personnel.

At 31 December 2001 other receivables amounted to 472 million euros, of which 82 million euros short-term and 390 million euros medium/long-term.

Other securities

The balance on this heading at 31 December 2002 totalled 304 million euros (87 million euros at 31 December 2001).

Treasury shares held by the Parent Company and by its subsidiary Olivetti International S.A.

At 31 December 2002 Olivetti S.p.A. and Olivetti International S.A. held a total of 214,628,828 Parent Company ordinary shares, carried at a book value of 393 million euros. Treasury shares held by the Parent Company Olivetti S.p.A. (2,697,500) are carried at 2 million euros and arose partly from purchases authorised by the Shareholders' Meeting of stock held by employees of the Parent Company and its subsidiaries. The shares held by Olivetti International S.A. (211,931,328) were obtained in joint exchange for Tecnost S.p.A. shares following the upstream merger of Tecnost into Olivetti and are carried at an aggregate value of 391 million euros, the original book value of the Tecnost shares.


                    162 | Consolidated Financial Statements

C) Current assets

I. Inventories

Net inventories at 31 December 2002 amounted to 584 million euros (861million euros at 31 December 2001):

                                              31.12.2002          31.12.2001       Changes
(in millions of euros)                               (a)                 (b)         (a-b)
--------------------------------------------  ----------          ----------       -------
Raw, ancillary and consumable materials               30                  42           (12)
Work-in progress and semifinished products            27                  29            (2)
--------------------------------------------  ----------          ----------       -------
Total manufacturing inventories                       57                  71           (14)
Finished products and goods for resale:
    in respect of group core business                323                 409           (86)
    property for sale                                 23                  27            (4)
                                              ----------          ----------       -------
                                                     346                 436           (90)
Contract work-in progress                            179                 352          (173)
Advance payments                                       2                   2             -
--------------------------------------------  ----------          ----------       -------
Total                                                584                 861          (277)
============================================  ==========          ==========       =======

Long-term contract work-in-progress reflected considerations due under contractual terms, according to the percentage of completion method.

Property for sale comprised land and buildings already owned by the Olivetti Group, as well as residential real estate whose construction or restructuring had not been completed by the contractors at 31 December 2002.

II. Receivables

Accounts receivable not held as fixed assets amounted to 16,735 million euros at 31 December 2002 (14,488 million euros at 31 December 2001).

                                     31.12.2002       31.12.2001       Changes
(in millions of euros)                      (a)              (b)          (a-b)
--------------------------------     ----------       ----------       -------
Receivables due within 12 months         14,669           13,760           909
Receivables due after 12 months           2,066              728         1,338
--------------------------------     ----------       ----------       -------
Total                                    16,735           14,488         2,247
================================     ==========       ==========       =======


                    163 | Consolidated Financial Statements

Receivables due within 12 months

                                                     31.12.2002    31.12.2001       Changes
(in millions of euros)                                      (a)           (b)         (a-b)
-------------------------------------------------    ----------    ----------    ----------
Financial receivables:
Interest-bearing current accounts and loans
   subsidiary companies                                      23             7            16
   associated companies                                      12           206          (194)
   third parties                                            960           599           361
-------------------------------------------------    ----------    ----------    ----------
                                                            995           812           183
-------------------------------------------------    ----------    ----------    ----------
Non financial receivables due from:
subsidiary companies                                         18            25            (7)
associated companies                                        202           363          (161)
trade customers                                           8,967         9,081          (114)
others                                                    5,374         4,354         1,020
-------------------------------------------------    ----------    ----------    ----------
                                                         14,561        13,823           738
less: allowance for doubtful accounts                      (887)         (875)          (12)
-------------------------------------------------    ----------    ----------    ----------
Totale                                                   14,669        13,760           909
-------------------------------------------------    ----------    ----------    ----------

Trade receivables before allowances for bad debts amounted to 8,967 million euros and referred in the main to amounts due for telecommunications services and supplies of office products. They related to Telecom Italia (3,753 million euros), TIM (1,404 million euros) and the Seat Pagine Gialle Group (894 million euros). They also included 1,107 million euros for amounts due from other telecommunications services providers.

Receivables were written down to estimated realisable value. Such writedowns mainly concerned amounts due to the Group's telecommunications companies.

During 2002, Telecom Italia S.p.A. transacted securitisation operations which generated a decrease of 849 million euros in trade receivables at 31 December 2002, of which 757 million euros were not yet due, and a decrease of 826 million euros in net financial indebtedness.

Factoring operations totalling 3,969 million euros were also arranged, of which 3,843 million euros relating to the Telecom Italia Group and 126 million euros to other Group companies; ceded receivables not yet due at 31 December 2002 amounted to 585 million euros.



                    164 | Consolidated Financial Statements

Other short-term non-financial receivables amounted to 5,374 million euros (4,354 million euros at 31 December 2001), as follows:

(in millions of euros)                                                      31.12.2002   31.12.2001      Changes
------------------------------------------------------------------------    ----------   ----------   ----------
Subsidies and grants due from the State and other public bodies                     59           43           16
Amounts collected from customers, currently being credited                          98          210         (112)
Amounts due from tax authorities                                                 2,092        2,215         (123)
Prepaid taxes                                                                    2,151          991        1,160
Amounts due from employees                                                          95           94            1
Sundry amounts due (from the State and other public bodies)                        879          801           78
------------------------------------------------------------------------    ----------   ----------   ----------
Total                                                                            5,374        4,354        1,020
========================================================================    ==========   ==========   ==========

Receivables due after 12 months

Receivables due after 12 months amounted to 2,066 million euros at 31 December 2002 (728 million euros at 31 December 2001), as follows:

o 2,039 million euros for prepaid taxes (704 million euros at 31 December 2001), of which 210 million euros for the entry in the Olivetti consolidated financial statements only of the Telephone Companies Employee Social Security Fund payable (which the Telecom Italia Group accounts for on a cash basis);

o 27 million euros for other receivables (24 million euros in 2001).


III. Financial assets not held as fixed assets

These assets totalled 2,156 million euros at 31 December 2002 (4,013 million euros at 31 December 2001).

                                                                            31.12.2002   31.12.2001      Changes
(in millions of euros)                                                             (a)          (b)        (a-b)
------------------------------------------------------------------------    ----------   ----------   ----------
Equity investments in subsidiary companies                                         169          247          (78)
Equity investments in associated companies                                           -          134         (134)
Other equity investments                                                             4           12           (8)
Securities                                                                       1,927        3,616       (1,689)
Receivables for securities held under reverse repurchase agreements                 56            4           52)
------------------------------------------------------------------------    ----------   ----------   ----------
Total                                                                            2,156        4,013       (1,857)
========================================================================    ==========   ==========   ==========

Equity investments available for future divestments are classified under current assets and carried at the lower of purchase cost and estimated realisable value based on December stock market prices.

At 31 December 2002, equity investments in subsidiary companies amounted to 169 million euros and related primarily to shares held by companies in the Telecom Italia Group. The reduction was largely due to the Telecom Italia writedown on TIM shares.

Equity investments acquired for trading purposes relating to listed companies, including companies consolidated on a line-by-line basis, are classified as Securities and carried at the lower of purchase cost and estimated realisable value based on year-end stock market prices.


                    165 | Consolidated Financial Statements

Securities amounted overall to 1,927 million euros at 31 December 2002 and were held in the main by Group finance companies in connection with trading activities; they included 278 million euros for securities held by the Telecom Italia Group and 1,649 million euros for securities held by other Olivetti Group companies, in particular bonds (517 million euros), own bonds (649 million euros) and other securities (483 million euros).

IV. Liquid funds

At 31 December 2002 liquid funds amounted to 4,370 million euros (3,702 million euros at 31 December 2001), including 1,255 million euros for the Telecom Italia Group. They consisted mainly of cash held in bank current accounts.


D) Accrued income and prepaid expenses

Accrued income and prepaid expenses amounted to 1,480 million euros at 31 December 2002 (2,095 million euros at 31 December 2001).

                                                              31.12.2002   31.12.2001       Changes
(in milions of euros)                                                (a)          (b)         (a-b)
----------------------------------------------------------    ----------   ----------    ----------
Accrued income:
interest income
  within 12 months                                                   358          366            (8)
  after 12 months                                                                  12           (12)
other                                                                  9          100           (91)
----------------------------------------------------------    ----------   ----------    ----------
Total accrued income                                                 367          478          (111)
----------------------------------------------------------    ----------   ----------    ----------
Prepaid expenses:
interest charges
  within 12 months                                                    22           59           (37)
  after 12 months                                                    465          693          (228)
other                                                                476          734          (258)
Discounts on bond issues and other similar charges on loans          150          131            19
----------------------------------------------------------    ----------   ----------    ----------
Total prepaid expenses and discounts                               1,113        1,617          (504)
==========================================================    ==========   ==========    ==========
Total                                                              1,480        2,095          (615)
==========================================================    ==========   ==========    ==========

Prepaid expenses in respect of financial charges due after 12 months amounted to 465 million euros at 31 December 2002 and consisted of the redemption premium on the Olivetti 1.5% 2001-2004 and Olivetti 1.5% 2001-2010 bonds issued by the Parent Company in 2001 and on the 2000-2005 1% Bond exchangeable for Telecom Italia shares issued by Olivetti Finance N.V., for the portions not accruing in 2002.


                    166 | Consolidated Financial Statements

Comments on liabilities and shareholders' equity


A) Shareholders' equity

I. Share capital

The share capital of Olivetti S.p.A. at 31 December 2002, fully subscribed, paid-up and filed with the Companies Register, was represented by 8,845,239,632 ordinary shares with a par value of 1 euro each (8,783,701,564 ordinary shares at 31 December 2001) for an aggregate value of 8,845,239,632 euros (8,783,701,564 euros at 31 December 2001).

The following operations determined the net increase of 61,538,068 euros during 2002:

o share capital increases subscribed by 31 December 2001 for an aggregate amount of 839,593 euros, filed with the Companies Register in January 2002, as follows:

- 780,895 euros following conversion of 780,895 "Olivetti floating rate 1998-2002" bonds;

- 52,575 euros following exercise of 52,575 "Olivetti 1998-2002 ordinary share warrants";

- 6,123 euros following exercise of 12,246 "Olivetti 2001-2002 share warrants";

o share capital increases for an aggregate 26,954 euros following exercise in December 2001 of 21,033 "Olivetti 1998-2002 ordinary share warrants" and 11,842 "Olivetti 2001-2002 share warrants" in respect of which the corresponding shares were issued and filed with the Companies Register in 2002;

o share capital increases for an aggregate 32,161,563 euros following the conversion of bonds, comprising:

- 28,797,733 euros following conversion of 28,797,733 "Olivetti floating rate 1998-2002" bonds with a par value of 1,000 Italian lire each (equivalent to 0.5165 euro), after utilisation of 13,924,945 euros from the "Reserve tied to conversion of Olivetti floating rate 1998-2002 bonds" formed following re-denomination of share capital in euros;

- 134,430 euros following conversion of 134,430 "Olivetti 1.5% 2001-2004 convertible bonds with redemption premium" (in addition to a share premium of 215,088 euros);

- 3,229,400 euros following conversion of 3,229,400 "Olivetti 1.5% 2001-2010 convertible bonds with redemption premium";

o share capital increases for an aggregate 28,509,958 euros following exercise of warrants, comprising:

- 22,831,828 euros par value following exercise of "Olivetti 1998-2002 ordinary share warrants"; this increase consisted of 11,791,655 euros against payment of
0.5165 euros (equivalent to 1,000 Italian lire) per share and 11,040,173 euros on a free basis (through use of the "Reserve tied to exercise of Olivetti 1998-2002 ordinary share warrants" formed following the re-denomination of share capital in euros);

- 5,654,982 euros par value following exercise of a similar number of "Olivetti 1999-2001 share warrants" assigned to Parent Company and subsidiary managers;

- 2,688 euros par value (in addition to a share premium of 8,114 euros) following exercise of 2,400 "Olivetti ex Tecnost 1999-2004 warrants" on an exchange basis of 1.12 Olivetti shares per warrant; the issue was effected for 620 euros against payment and for 2,068 euros on a free basis through use of the "Reserve tied to exercise of ex Tecnost 1999-2004 warrants" formed following the re-denomination of Tecnost S.p.A. share capital in euros;


                    167 | Consolidated Financial Statements

- share capital increase for 20,460 euros par value (in addition to a share premium of 17,739 euros) following exercise of 40,920 "Olivetti 2001-2002 ordinary share warrants".

Future potential changes in share capital and proxies assigned to Directors

The following were still outstanding at 31 December 2002:

- 137,355,625 "Olivetti ex Tecnost 1999-2004 warrants" with a floating exercise price. Exercise of these warrants would determine an aggregate share capital increase including the share premium varying from a minimum of 581.5 million euros (January 2003) to a maximum of 711.7 million euros (June 2004), as well as 118.4 euros from utilisation of pre-established free share capital increase reserves;

- 487,409,258 "Olivetti 1.5% 2001-2004 convertible bonds with redemption premium" which would generate a share capital increase for an aggregate par value of 487.4 million euros (in addition to a share premium of 779.9 million euros);

- 2,409,663,062 "Olivetti 1.5% 2001-2010 convertible bonds with redemption premium" in respect of which a similar number of Olivetti ordinary shares could still be issued at 31 December 2002 for an aggregate par value of 2,409.7 million euros.

The Board of Directors' meeting of 24 February 2000 implemented the proxy granted pursuant to art. 2443 of the Italian Civil Code by the Extraordinary Shareholders' Meeting of 7 April 1999 to carry a resolution for a Three-Year Stock Option Plan from 1 January 2002 to 31 December 2004, assigning to approximately one hundred managers of the Parent Company and its subsidiaries 29,500,000 free warrants for subscription of an equal number of Olivetti ordinary shares at a price of 3.308 euros per share (after adjustment for the share capital increases of 2001) corresponding to the normal value of Olivetti ordinary shares at the date of the Board of Directors' meeting.

The warrants were to have been exercised in three groups in the period between 1 November and 15 December of 2002, 2003 and 2004 and could be accumulated until the end of the Plan.

Subsequently, the Board of Directors' meeting of 9 February 2001 passed a resolution to revoke the previous resolution of 24 February 2000 and to raise share capital by an aggregate amount of 29 million euros through issue of 29 million shares at a subscription price of 2.515 euros per share (after adjustment for the share capital increases of 2001). The shares are reserved for managers of the Parent Company and its subsidiaries and service the warrants to be assigned to such managers under the "February 2002 - December 2004 Three-Year Stock Option Plan", with no changes to terms and conditions applying to stock options (a total of 1,330,000) already assigned to managers on the payroll as of 24 February 2000 who had since left the Group's employ.

The Shareholders' Meeting of 8 May 2002 upheld the Board of Directors' proposal of 13 October 2001 and passed a resolution to revoke the non-utilised portions of the proxies pursuant to articles 2443 and 2420 ter granted with the resolutions carried by the Shareholders' Meetings of 7 April 1999 and 13 October 2001 (amounting respectively to a maximum of 6,740 million euros and 10,051 million euros). Therefore any future operation on capital or any operation that may have an effect on capital (to be executed directly or through a request for new proxies, by means of issuance of shares, convertible bonds or bonds with warrants, warrants, options or other similar rights to the Company shares) will be submitted for Shareholder approval on a case-by-case basis.

The Shareholders' Meeting of 8 May 2002 also passed a resolution empowering the Directors, pursuant to article 2420 ter of the Italian Civil Code, to issue bonds in euros or foreign currency, in one or more



                    168 | Consolidated Financial Statements
instances, over a maximum period of five years as from the date of the resolution, for a maximum aggregate amount of 9 billion euros, within the limits permitted under law on a case-by-case basis, and to establish the procedures, terms, conditions and regulations thereof.

I bis. Share capital increases to be filed with the Companies Register pursuant to art. 2444 of the Italian Civil Code

The balance on this heading amounted to 200,198 euros at 31 December 2002 (839,593 euros at 31 December 2001). It reflects the par value of the shares issued by Olivetti S.p.A. in respect of share capital increases effected in 2002, which had not been filed with the Companies Register by the end of the year.

I ter. Share capital increase payments relating to shares to be issued

At 31 December 2002 the balance on this Parent Company heading was zero (26,954 euros at 31 December 2001).

II. Additional paid-in capital

This Parent Company reserve amounted to 3,765,365,301 euros at 31 December 2002 compared with 3,765,113,918 euros at 31 December 2001, a net increase of 251,383 euros which reflected the following movements:

- 10,442 euros relating to 12,044 shares (issued at 1.867 euros per share) arising from the exercise in December 2001 of a similar number of "Olivetti 2001-2002 share warrants" for which the relevant shares were issued in 2001 and registered in 2002 (6,123 shares) or issued and registered in January 2002 (5,921 shares);

- 215,088 euros relating to 134,430 shares issued following conversion of a similar number of bonds (with a par value of 2.60 euros per bond) of the series "Olivetti 1.5% 2001-2004 convertible with redemption premium";

- 17,739 euros relating to 20,460 shares issued (at a price of 1.867 euros per share) following exercise of 40,920 "Olivetti 2001-2002 share warrants";

o 8,114 euros relating to 2,688 shares issued following exercise of 2,400 "Olivetti ex Tecnost 1999-2004 warrants" at a price of 3.249 euros per share.

II bis. Additional paid-in capital in respect of share increases to be filed with the Companies Register and of shares to be issued

This Parent Company reserve (which is not shown in the Consolidated Balance Sheet given the immaterial amount involved) amounted to 126,941 euros at 31 December 2002 (10,442 euros at 31 December 2001).


                    169 | Consolidated Financial Statements

III. Revaluation reserves

This Parent Company reserve of 1,128,827 euros (unchanged from 31 December
2001) consists of the revaluation reserve originally stated in the books of the merged company Tecnost S.p.A. and re-formed in the books of Olivetti S.p.A..

IV. Legal reserve

This Parent Company reserve amounted to 920,809,760 euros at 31 December 2002 (unchanged from 31 December 2001).

V. Reserve for treasury stock

This Parent Company reserve of 2,298,156 euros reflects the value of 2,697,500 shares issued and held by Olivetti S.p.A. and carried in the balance sheet under the appropriate financial fixed assets heading.

VII. Other reserves

a) Other Parent Company reserves

At 31 December 2002 these reserves reflected an aggregate amount of 2,036,088,939 euros compared with 2,061,056,125 euros at 31 December 2001, a total net decrease of 24,967,186 euros.

1) Extraordinary reserve

At 31 December 2002 this reserve amounted to 1,888,261,068 euros (unchanged from 31 December 2001).

2) Restricted reserve tied to exercise of Olivetti ex Tecnost 1999-2004 warrants

This reserve was formed following the free share capital increase at Tecnost S.p.A. and the simultaneous re-denomination of share capital in euros. It is irrevocably tied to exercise of "Olivetti ex Tecnost 1999-2004 warrants". At 31 December 2002 it amounted to 118,369,170 euros, down by 2,068 euros from 31 December 2001 due to exercise of 2,400 warrants during the year.

3) Restricted reserves tied to conversion of Olivetti bonds and exercise of Olivetti warrants

These reserves (formed following the re-denomination of Olivetti share capital in euros) amounted to an aggregate 19,241,691 euros at 31 December 2002 compared with 44,206,809 euros at 31 December 2001. The decrease of 24,965,118 euros reflects:

- for 13,924,945 euros, use of the "Reserve for conversion of Olivetti floating rate 1998-2002 bonds" (which decreased from 14,852,133 euros to 927,188 euros) following conversion of 28,797,733 bonds;

- for 11,040,173 euros, use of the "Reserve for exercise of Olivetti 1998-2002 ordinary share warrants" (which decreased from 11,203,283 euros to 163,110 euros) following exercise of 22,831,828 warrants.


                    170 | Consolidated Financial Statements

At 31 December 2002 the heading also included the "Reserve for exercise of Olivetti 2002-2004 subscription rights (warrants or options) reserved for managers of the Parent Company and its subsidiaries" for 14,264,521 euros, unchanged from 31 December 2001, (and for 643,112 euros still restricted as tied to the exercise of no.1,330,000 warrants still outstanding), and the "Reserve for exercise of Olivetti 1999-2001 subscription rights (warrants or options) reserved for managers of Parent Company and its subsidiaries" for 3,886,872 euros, also unchanged from 31 December 2001.

After closure of the conversion period for Olivetti 1998-2002 floating rate bonds and the exercise period for Olivetti 1998-2002 share warrants, Olivetti 1999-2001 subscription rights and no. 28,170,000 Olivetti 2002-2004 subscription rights (stock options), at 31 December 2002 the corresponding reserves, which reflected an aggregate balance of 18,598,579 euros, were no longer restricted.

4) Non-taxable reserves

These reserves, amounting overall to 10,217,010 euros (unchanged from 31 December 2002), were originally carried by Tecnost S.p.A. They were re-formed in the Olivetti balance sheet following the merger of Tecnost into and with Olivetti. Taxes are not provided for these reserves since operations that would make them liable for taxation are not planned at the present time.

b) Reserve for Parent Company shares held by subsidiary companies

This reserve amounted to 391 million euros at 31 December 2002 (unchanged from 31 December 2001) in respect of 211,931,328 Olivetti shares held by the subsidiary Olivetti International S.A., and received in exchange for Tecnost S.p.A. shares following the merger of Tecnost into and with Olivetti.

VIII. Sundry reserves, retained earnings and accumulated losses

At 31 December 2002 this heading reflected a negative balance of 3,548 euros (a negative balance of 107 million euros at 31 December 2001). It included sundry reserves, retained earnings/accumulated losses, exchange rate differences from the translation of financial statements denominated in foreign currency and other net equity headings relating to subsidiaries that were not eliminated during consolidation.


                    171 | Consolidated Financial Statements

Total Group shareholders' equity

At 31 December 2002 consolidated shareholders' equity pertaining to the Group amounted to 11,640 million euros (12,729 million euros at 31 December 2001).

The reconciliation of the consolidated net result pertaining to the Group and the Parent Company net result for 2002 is set out below:

                                                                                                          Net result
(in millions of euros)                                                                                  for the year
---------------------------------------------------------------------------------------------------   -------------
Net result shown in the Olivetti S.p.A. statutory financial statements as of 31 December 2002                (6,240)
---------------------------------------------------------------------------------------------------   -------------
Elimination of dividend income from subsidiary companies                                                     (1,245)
Elimination of the writedown of Telecom Italia equity investment recorded by the Parent Company for
tax purposes only                                                                                             8,051
Amortization of consolidation goodwill on the acquisition of Telecom Italia shares                           (1,293)
Results of subsidiary companies as adjusted for consolidation purposes and other changes                        (46)
---------------------------------------------------------------------------------------------------   -------------
Net result shown in the consolidated financial statements of the Olivetti Group as of
31 December 2002                                                                                               (773)
===================================================================================================   =============

The reconciliation of consolidated shareholders' equity pertaining to the Group and Parent Company shareholders' equity at 31 December 2002 is set out below:

                                                                                                      Shareholders'
(in millions of euros)                                                                                       equity
---------------------------------------------------------------------------------------------------   -------------
Amount shown in the Olivetti S.p.A. statutory financial statements as of 31 December 2002                     9,031
---------------------------------------------------------------------------------------------------   -------------
Lower carrying value in Olivetti S.p.A. statutory accounts of Telecom Italia equity investment                2,607
Higher carrying value in Olivetti S.p.A. statutory accounts of other equity investments with
respect to the relevant shareholders' equity portions (as adjusted for consolidation purposes)                 (101)
Other differences                                                                                               103
---------------------------------------------------------------------------------------------------   -------------
Amount shown in the consolidated financial statements of the Olivetti Group as of 31 December 2002           11,640
===================================================================================================   =============

X. Minority interests

Minority interests at 31 December 2002 and 2001 were as follows:

                                                              31.12.2002   31.12.2001       Changes
(in millions of euros)                                               (a)          (b)         (a-b)
----------------------------------------------------------    ----------   ----------    ----------
Reserves                                                           8,517       14,210        (5,693)
Result of the year                                                   467         (586)        1,053
----------------------------------------------------------    ----------   ----------    ----------
Total                                                              8,984       13,624        (4,640)
==========================================================    ==========   ==========    ==========


                    172 | Consolidated Financial Statements

Total shareholders' equity

Total shareholders' equity at 31 December 2002 and 2001 (Group shareholders' equity and minority interests) amounted to 20,624 million euros and 26,353 million euros respectively, and comprised:

                                                              31.12.2002   31.12.2001       Changes
(in millions of euros)                                               (a)          (b)         (a-b)
----------------------------------------------------------    ----------   ----------    ----------
Capital and reserves
  Group                                                           12,413       15,819        (3,406)
  minority interests                                               8,517       14,210        (5,693)
----------------------------------------------------------    ----------   ----------    ----------
                                                                  20,930       30,029        (9,099)
----------------------------------------------------------    ----------   ----------    ----------
Net result of the year
  Group                                                             (773)      (3,090)        2,317
  minority interests                                                 467         (586)        1,053
----------------------------------------------------------    ----------   ----------    ----------
                                                                    (306)      (3,676)        3,370
----------------------------------------------------------    ----------   ----------    ----------
Total                                                             20,624       26,353        (5,729)
==========================================================    ==========   ==========    ==========

B) Reserves for risks and charges

Reserves for risks and charges at 31 December 2002 and 2001 amounted to 5,826 million euros and 4,158 million euros respectively and comprised:

1) Employee pensions and similar obligations

This reserve includes liabilities accruing to the employees of a number of Group companies operating abroad. At 31 December 2002 it amounted to 47 million euros, compared to 66 million euros at 31 December 2001.

2) Taxation

This reserve includes the provision for tax risks and the provision for deferred taxes.

The reserve for tax risks is provided in relation to potential charges on open or disputed tax positions. At 31 December 2002 it amounted to 344 million euros (378 million euros at 31 December 2001), of which 198 million euros relating to the Telecom Italia Group (154 million euros at 31 December 2001), 103 million euros to Olivetti Finance N.V. (202 million euros at 31 December 2001) and 43 million euros to other Olivetti Group companies.

The tax position of the Parent Company Olivetti S.p.A. is illustrated in the Explanatory Notes to the Olivetti S.p.A. Financial Statements.

Deferred taxes and prepaid taxes are calculated on temporary differences between the tax values of assets and liabilities and the corresponding book values carried in the Group companies' balance sheets used for consolidation purposes, as well as on consolidation adjustments, based on local tax rates in each country.


                    173 | Consolidated Financial Statements

Deferred taxes and prepaid taxes are set off only when permitted under tax laws and for each financial year in which temporary differences are expected to be reversed.

Deferred tax liabilities which are not set off against prepaid taxes are included in the Reserve for deferred taxes, while prepaid taxes which are not set off against deferred taxes are classified under the current assets heading Other receivables.

The balance on deferred and/or prepaid taxes at 31 December 2002 reflected a net tax asset of 4,150 million euros, compared with a net tax asset of 1,314 million euros at 31 December 2001, and comprised:

(in millions of euros)                                        31.12.2002   31.12.2001       Changes
----------------------------------------------------------    ----------   ----------    ----------
Reserves for deferred taxes                                           40          381          (341)
Prepaid tax assets                                                (4,190)      (1,695)       (2,495)
----------------------------------------------------------    ----------   ----------    ----------
Net tax liability (asset)                                         (4,150)      (1,314)       (2,836)
==========================================================    ==========   ==========    ==========

Prepaid tax assets referred to the Telecom Italia Group for 3,546 million euros and to Olivetti S.p.A. for 624 million euros.

As of 31 December 2002 Olivetti Group companies had tax losses brought forward, not utilised to post deferred tax assets, representing an aggregate amount of approximately 3,200 million euros.

3) Other provisions

At 31 December 2002 these reserves amounted to an overall total of 5,395 million euros (3,333 million euros at 31 December 2001). They included reserves provided by Telecom Italia Group companies for 4,950 million euros, as follows:

o provisions of 293 million euros for risks relating to investee companies, consisting largely of extraordinary charges relating to the new strategic guidelines;

o a provision of 1,942 million euros relating to forward purchase commitments on Seat Pagine Gialle shares, for the estimated unrecoverable amount of the original strike price: following re-negotiation of the strike price on 25 February 2002, the entire 2001 provision of 569 million euros was re-classified under payables due to other lenders; in November the payable was early repaid to JP Morgan Chase with a consideration of 500 million euros, equivalent to the present value of the payable;

o a provision of 43 million euros at Seat Pagine Gialle, for charges relating to the exercise of put options by the founder shareholders of Consodata S.A.;

o provisions of 850 million euros at TIM, to cover guarantees given by the Group in favour of Is Tim bank creditors and the loan granted directly by the Group;

o provisions for contractual and sundry risks totalling 946 million euros, mainly at Telecom Italia; these included current and prior-year provisions relating to the spin-off of the "Grandi Immobili" business and the disposals of Italtel, Telespazio and the satellite consortia; the amounts reversed to income related almost entirely to the termination of the agreement for the sale of Stream to News Corporation and Vivendi Universal/Canal+ (59 million euros);

o provisions of 299 million euros for restructuring charges, including 194 million euros at Telecom Italia;


                    174 | Consolidated Financial Statements

o provisions of 453 million euros for technological upgrades and charges relating to Tim's regulatory position;

o provisions of 124 million euros at Telecom Italia Finance (ex Sogerim) for financial charges on the bond loan.

The other reserves of 445 million euros for the other Olivetti Group companies included provisions of 201 million euros for contractual risks arising from the disposal of equity investments.


C) Reserve for employee severance indemnities

This heading reflects accrued severance liabilities pursuant to current legislation and employment contracts in the countries in which the consolidated companies operate.

The movements on the reserve during 2002 were as follows:

(in millions of euros)
----------------------------------------------------------------   ------------
Balance as of 31 December 2001                                            1,414
----------------------------------------------------------------   ------------
Indemnity accrued                                                           216
Indemnities paid in the year                                               (168)
Other changes, net                                                          (98)
----------------------------------------------------------------   ------------
Balance as of 31 December 2002                                            1,364
================================================================   ============

D) Payables

Payables at 31 December 2002 totalled 53,243 million euros (60,251 million euros at 31 December 2001), of which 40,631 million euros were financial payables (46,819 million euros at 31 December 2001) and 12,612 million euros were trade and other payables (13,432 million euros at 31 December 2001).


                    175 | Consolidated Financial Statements

Financial payables

                                                             31.12.2002                                 31.12.2001
                                              ----------------------------------------    --------------------------------------
(in millions of euros)                        short-term      long-term          total    short-term     long-term         total
------------------------------------------    ----------     ----------     ----------    ----------    ----------    ----------
Bonds
  Telecom Italia Group                               113         10,511         10,624           180         8,003         8,183
  Olivetti S.p.A                                                                                               400           400
  Finance companies controlled by Olivetti           700         13,080         13,780                      14,468        14,468
                                              ----------     ----------     ----------    ----------    ----------    ----------
        Total                                        813         23,591         24,404           180        22,871        23,051
Convertible bonds
  Telecom Italia Group                                            1,964          1,964                       2,500         2,500
  Olivetti S.p.A                                                  4,184          4,184            16         4,188         4,204
  Finance companies controlled by Olivetti                        1,253          1,253                       2,268         2,268
                                              ----------     ----------     ----------    ----------    ----------    ----------
      Total                                                       7,401          7,401            16         8,956         8,972
Due to banks
  Telecom Italia Group                             3,225          1,803          5,028         6,895         3,340        10,235
  Other companies                                    701             47            748           517           113           630
                                              ----------     ----------     ----------    ----------    ----------    ----------
      Total                                        3,926          1,850          5,776         7,412         3,453        10,865
Due to other lenders
  Telecom Italia Group                               775            644          1,419           977         1,186         2,163
  Other companies                                    329            222            551            35           227           262
                                              ----------     ----------     ----------    ----------    ----------    ----------
      Total                                        1,104            866          1,970         1,012         1,413         2,425
Due to suppliers
  Telecom Italia Group                                 8             13             21            13           155           168
  Other companies
                                              ----------     ----------     ----------    ----------    ----------    ----------
      Total                                            8             13             21            13           155           168
Notes payable
  Telecom Italia Group                               241                           241                         220           220
  Other companies
                                              ----------     ----------     ----------    ----------    ----------    ----------
      Total                                          241                           241                         220           220
Due to subsidiary companies
  Telecom Italia Group                                 8                             8            29                          29
  Other companies                                                                                  2                           2
                                              ----------     ----------     ----------    ----------    ----------    ----------
      Total                                            8                             8            31                          31
Due to associated companies
  Telecom Italia Group                               374             24            398            67           474           541
  Other companies
                                              ----------     ----------     ----------    ----------    ----------    ----------
      Total                                          374             24            398            67           474           541
Due to tax authorities
  Telecom Italia Group                                18             14             32            18            32            50
  Other companies                                      8                             8
                                              ----------     ----------     ----------    ----------    ----------    ----------
      Total                                           26             14             40            18            32            50
Other payables
  Telecom Italia Group                               327             45            372           935           173         1,108
  Other companies
                                              ----------     ----------     ----------    ----------    ----------    ----------
      Total                                          327             45            372           935           173         1,108
==========================================    ==========     ==========     ==========    ==========    ==========    ==========
Total
  Telecom Italia Group                             5,089         15,018         20,107         9,114        16,083        25,197
  Other companies                                  1,738         18,786         20,524           570        21,664        22,234
Consolidation adjustments                                                                       (612)                       (612)
------------------------------------------    ----------     ----------     ----------    ----------    ----------    ----------
Total                                              6,827         33,804         40,631         9,072        37,747        46,819
==========================================    ==========     ==========     ==========    ==========    ==========    ==========


                    176 | Consolidated Financial Statements

The Olivetti Group's main debt components are illustrated below:

Telecom Italia Group

Bonds amounted to 10,624 million euros, an increase of 2,441 million euros compared with 31 December 2001. They were as follows:

o an international bond issued by the subsidiary company Sogerim (merged with Telecom Italia Finance) for a total of 6,000 million euros. The issue was subdivided into three tranches: one, floating rate notes for 1,000 million euros maturing 20 April 2004; two, fixed rate bonds for 3,000 million euros maturing 20 April 2006; three, fixed rate bonds for 2,000 million euros maturing 20 April 2011;

o floating rate notes for a total of 1,500 million euros issued by Telecom Italia (the first issue in the Global Medium Term Note Programme with Telecom Italia as issuer). The bond matures on 21 June 2005, and is callable at par by the issuer as from the end of second year and with each subsequent coupon;

o bonds maturing in 2003 issued by Brazil's Tele Nordeste Celular and Tele Celular Sul for an aggregate amount of 108 million euros;

o bonds maturing between 2007 and 2023 issued by Entel Chile for an aggregate amount of 208 million euros;

o bonds issued by the TDL Infomedia Ltd. Group, maturing between 2009 and 2010, for an aggregate amount of 116 million euros.

o a 2,500 million euro fixed rate bond issued by Telecom Italia on 1 February 2002 and subdivided into two 1,250 million euro tranches maturing on 1 February 2007 and 1 February 2012 respectively. The issue is part of the "Global Note Programme";

o a 2002 - 2022 bond reserved for current and retired employees of Italian companies controlled directly and indirectly by Telecom Italia, for 192 million euros.

Convertible bonds refer to a bond issued in March 2001 by Sogerim (merged with Telecom Italia Finance) for 2,500 million euros, exchangeable into TIM or Seat Pagine Gialle shares, with the issuer having the right to make a cash settlement. The bond matures after five years, with early redemption rights for investors as from the end of the third year. The bond was reduced by 536 million euros due to the bond buy-back by Telecom Italia Finance, which subsequently cancelled the notes.

Amounts due to banks amounted to 5,028 million euros and were collateralised by mortgages for 25 million euros and pledges for 229 million euros; the decrease in respect of 31 December 2001 was 5,207 million euros.

Amounts due to other lenders totalled 1,419 million euros, a decrease of 744 million euros from 31 December 2001. They include amounts due at Seat Pagine Gialle for a loan granted by Seat Pagine Gialle Finance s.r.l., a corporate securitisation vehicle wholly owned by third parties, which operates pursuant to law no. 130/99 (780 million euros), amounts due at Telecom Italia for short-term loans granted by T.I. Securitisation Vehicle s.r.l. for surplus liquidity generated in connection with the securitisation operation (165 million euros), and loans granted to Telecom Italia by the Cassa Depositi e Prestiti (284 million euros).


                    177 | Consolidated Financial Statements

Amounts due to associated companies amounted to 398 million euros, and included 393 million euros for amounts due to Teleleasing in respect of finance lease contracts.

Amounts due to tax authorities totalled 32 million euros and referred to the agreements with the tax authorities regarding the notices of assessment served on Telecom Italia in 2001.

Amounts due in respect of notes payable totalled 241 million euros. They comprised investment certificates of 221 million euros maturing in June 2003 issued by Seat Pagine Gialle as part of the securitisation operation with Seat Pagine Gialle Finance s.r.l. and short-term finance bills for 20 million euros issued by Telecom Italia.

Other payables amounted to 372 million euros. They included 181 million euros at Telecom Italia (including 176 million euros for security lending operations) and 161 million euros at the TIM Group for residual amounts due to the Ministry of Communications for acquisition of the UMTS licence in Italy and Greece.

Other companies

Bonds amounted overall to 13,780 million euros. For each one, the original rate and any credit protection step-ups are disclosed separately below. All hedging operations are analysed in the section "Hedging instruments and other derivatives".

o    Olivetti International N.V. - 700 million euros

     - bond (1998-2003) with a fixed annual 5.875% coupon + 0.15% step-up maturing in May 2003;

o    Olivetti International N.V. - 1,500 million euros

     - bond (1999-2009) with a fixed annual 5% coupon + 0.15% step-up maturing in February 2009;

o Olivetti International N.V. - 100 million Swiss francs equivalent to 69 million euros

     - Swiss franc bond (1986-2046) with a fixed annual 5.625% coupon maturing in June 2046;

o Olivetti Finance N.V. (originally Olivetti International Finance N.V.) - 4,200 million euros

     - bond (1999-2004) with a fixed annual 5 3/8% coupon + 0.45% step-up maturing in July 2004;

o    Olivetti Finance N.V. - 200 million euros

     - bond (2002-2005) with a floating rate coupon of 1.45% over the EONIA maturing in February 2005;

o    Olivetti Finance N.V. - 500 million euros

     - bond (2002-2005) with a floating rate coupon linked to quarterly EURIBOR + 130 basis points. Bondholders may extend maturity for subsequent periods of 21 months up to an overall maximum term of 10 years;

o    Olivetti Finance N.V. - 1,100 million euros

     - bond (2002-2006) with a floating rate quarterly coupon + 1.25% spread maturing in January 2006;

o    Olivetti Finance N.V. - 1,750 million euros

     -    bond (2002-2007) with a fixed annual 6.5% coupon maturing in April
          2007;

o Olivetti Finance N.V. (originally Olivetti International Finance N.V.) - 2,350 million euros

     - bond (1999-2009) with a fixed annual 6 1/8% coupon + 0.45% step-up maturing in July 2009;

o    Olivetti Finance N.V. - 1,000 million euros

     -    bond (2002-2012) with a fixed annual 7.25% coupon maturing in April
          2012;


                    178 | Consolidated Financial Statements

o Olivetti Finance N.V. - 20 billion yen equivalent to 161 million euros

- bond (2002-2032) with a fixed six-monthly 3.55% coupon maturing in May 2032 (callable by the issuer annually as from the tenth year);

o Olivetti Finance N.V. - 250 million euros

- bond (2002-2032) with a fixed annual 7.77% coupon maturing in August 2032.

All the above Olivetti Finance N.V. bonds were issued under the Euro Medium Term Note programme (EMTN).

Convertible bonds amounted overall to 5,437 million euros, as follows:

o Olivetti Finance N.V.: 2000-2005 bond for 765 million euros exchangeable for Telecom Italia ordinary shares, with a fixed annual 1% coupon and redemption premium of 113.41% of the issue price (approximately 15.22 euros per bond) maturing in November 2005. The loan determined an aggregate payable of 868 million euros. The yield on maturity is 3.5% per annum and the exchange will be one Telecom Italia share for each bond;

o Olivetti S.p.A.: 2001-2004 bond for 1,267 million euros convertible into Olivetti S.p.A. shares, with a fixed annual 1.5% coupon and redemption premium of 105.07759% of the issue price (2.6 euros per bond) maturing in January 2004. The loan determined an aggregate payable of 1,331 million euros. The yield on maturity is 3.25% per annum and the conversion rate is one Olivetti share for each bond.

o Olivetti Finance N.V.: 2002-2004 zero-coupon bond for 385 million euros maturing in March 2004. The loan is convertible into 41,400,000 Telecom Italia ordinary shares (at an exercise price of 9.30 euros per share);

o Olivetti S.p.A.: 2001-2010 bond for 2,410 million euros convertible into Olivetti S.p.A. shares, with a fixed annual 1.5% coupon and redemption premium of 118.37825% of the issue price (1.0 euros per bond) maturing in January 2010. The loan determined an aggregate payable of 2,853 million euros. The yield on maturity is 3.5% per annum and the conversion rate is one Olivetti share for each bond.

Amounts due to banks amounted to an aggregate 748 million euros (630 million euros at 31 December 2001). The main items were as follows:

o Olivetti S.p.A.:

- IMI research loans pursuant to law no. 346/1988, for 47 million euros, average rate of 12.4742% at 31 December 2002 before interest-relief grants, to be repaid by the end of 2004 (27 million euros falling due by 31.12.2003);

- other loans totalling 644 million euros, average rate of 3.886% at 31.12.2002, to be repaid by the end of 2003.

o Olivetti Tecnost Group:

- loans totalling 40 million euros (13 million euros falling due by 31.12.2003); - other short-term payables for 17 million euros.

Amounts due to other lenders amounted to an aggregate 551 million euros, as follows:

o Olivetti S.p.A.: subsidised loans for technological innovation (FIT) totalling 13 million euros (3 million euros falling due by 31.12.2003), average rate of 4.0994% at 31.12.2002, to be repaid by 2012;

o other loans for 32 million euros;


                    179 | Consolidated Financial Statements

o other companies:

- a financing contract for 174 million euros due 29.10.2029 granted to Olivetti International Finance N.V. by a Japanese investor; the borrowing previously took the form of a bond loan; this 20 billion yen loan bears a fixed 5% coupon + 0.45% step-up in relation to a notional capital of 185.6 million US dollars;

- other loans totalling 31 million euros (5 million euros falling due by 31.12.2003);

- short-term payables due to other lenders for 301 million euros.


                                     * * *

Financial payables totalling 40,631 million euros may be analysed by currency as follows:

(in millions of euros)                     31.12.2002      31.12.2001
--------------------------------------     ----------      ----------
EMU currencies                                 35,465          42,502
Other currencies                                5,166           4,317
--------------------------------------     ----------      ----------
Total                                          40,631          46,819
======================================     ==========      ==========


At 31 December 2002 financial payables due after five years amounted to 12,703 million euros, as follows:

(in millions of euros)                     31.12.2002      31.12.2001
--------------------------------------     ----------      ----------
Bonds                                          12,408           8,804
Amounts due to banks                                4             350
Amounts due to other lenders                      291             597
--------------------------------------     ----------      ----------
Total                                          12,703           9,751
======================================     ==========      ==========


                    180 | Consolidated Financial Statements

Overall net financial indebtedness at 31 December 2002 amounted to 33,399 million euros (38,362 million euros at 31 December 2001) as shown in the table below:

                                                         31.12.2002    31.12.2001       Changes
(in millions of euros)                                          (a)           (b)         (a-b)
----------------------------------------------------     ----------    ----------    ----------
Debt
  short-term                                                  6,827         9,072        (2,245)
  medium/long-term                                           33,804        37,747        (3,943)
Interest accruals and deferrals                               1,157           889           268
----------------------------------------------------     ----------    ----------    ----------
Total gross financial indebtedness (A)                       41,788        47,708        (5,920)
----------------------------------------------------     ----------    ----------    ----------
Financial fixed assets:
  financial receivables due within 12 months                     16            82           (66)
  financial receivables due after 12 months                      30                          30
Current assets:
  financing and interest bearing current accounts               995           812           183
  financial assets not held as fixed assets                   1,983         3,620        (1,637)
  liquid funds                                                4,370         3,702           668
Interest accruals and prepayments
  due within 12 months                                          530           425           105
  due after 12 months                                           465           705          (240)
----------------------------------------------------     ----------    ----------    ----------
Total financial resources (B)                                 8,389         9,346          (957)
----------------------------------------------------     ----------    ----------    ----------
Net financial indebtedness (A-B)                             33,399        38,362        (4,963)
====================================================     ==========    ==========    ==========

At 31 December 2002 financial payables were secured by guarantees on Group assets for a total of 283 million euros.


                    180 | Consolidated Financial Statements

Trade and other payables

                                                      31.12.2002                            31.12.2001
(in millions of euros)                short-term     long-term         total    short-term     long-term         total
-----------------------------------   ----------    ----------    ----------    ----------    ----------    ----------
Advances
  Telecom Italia Group                       263                         263           388                         388
  Other companies                              7                           7            11                          11
                                      ----------    ----------    ----------    ----------    ----------    ----------
      Total                                  270                         270           399                         399
Due to suppliers
  Telecom Italia Group                     5,442                       5,442         6,058             1         6,059
  Other companies                            207                         207           280                         280
                                      ----------    ----------    ----------    ----------    ----------    ----------
      Total                                5,649                       5,649         6,338             1         6,339
Due to subsidiary companies
  Telecom Italia Group                         8                           8             8                           8
  Other companies
                                      ----------    ----------    ----------    ----------    ----------    ----------
      Total                                    8                           8             8                           8
Due to associated companies
  Telecom Italia Group                       247                         247           349                         349
  Other companies                              4                           4             5                           5
                                      ----------    ----------    ----------    ----------    ----------    ----------
      Total                                  251                         251           354                         354
Due to tax authorities
  Telecom Italia Group                       558             7           565           822            50           872
  Other companies                            314             8           322            97                          97
                                      ----------    ----------    ----------    ----------    ----------    ----------
      Total                                  872            15           887           919            50           969
Due to social security authorities
  Telecom Italia Group                       248         1,102         1,350           271         1,236         1,507
  Other companies                              9                           9            13                          13
                                      ----------    ----------    ----------    ----------    ----------    ----------
      Total                                  257         1,102         1,359           284         1,236         1,520
Other payables
  Telecom Italia Group                     4,140             4         4,144         3,727             8         3,735
  Other companies                             44                          44           108                         108
                                      ----------    ----------    ----------    ----------    ----------    ----------
      Total                                4,184             4         4,188         3,835             8         3,843
===================================   ==========    ==========    ==========    ==========    ==========    ==========
Total
  Telecom Italia Group                    10,906         1,113        12,019        11,623         1,295        12,918
  Other companies                            585             8           593           514                         514
===================================   ==========    ==========    ==========    ==========    ==========    ==========
Total                                     11,491         1,121        12,612        12,137         1,295        13,432
===================================   ==========    ==========    ==========    ==========    ==========    ==========

Amounts due to suppliers totalled 5,649 million euros and included 513 million euros due to other telecommunications services providers.

Amounts due to tax authorities totalled 887 million euros (969 million euros at 31 December 2001) and included current income taxes, indirect duties and taxes and withholdings to be paid.

The current tax payable of 244 million euros reflects a reasonable estimate of the current income tax liabilities of Group companies computed with reference to local tax regulations; the payable for other


                    182 | Consolidated Financial Statements
taxes at 31 December 2002 refers in the main to tax withholdings applied by Group companies in their capacity as withholding agents.

The tax position of Olivetti S.p.A. is illustrated in the Explanatory Notes to the Parent Company financial statements.

Amounts due to social security authorities totalled 1,359 million euros and referred to contributions accrued and due to social security authorities; the heading includes 595 million euros in respect of the residual Telecom Italia payable due to the INPS in connection with the estimated re-absorption charge for former ASST personnel, pursuant to law no. 58/1992.

The heading also includes the payable of 568 million euros to the former Telephone Companies Employee Social Security Fund (FPT) for Telecom Italia Group employees, which was incorporated under compulsory national insurance on 1 January 2001. The amount was recorded in the Olivetti Group consolidated financial statements at the time of determination of consolidation goodwill on the acquisition of the Telecom Italia Group.

Other payables amounted to 4,188 million euros and included:

o 1,604 million euros for customer-related items: subscriber payments for conversations, prepaid rentals and prepaid traffic charges;

o 1,394 million euros for contributions regarding operation of telecommunications services;

o 720 million euros for payables relating to staff management;

o 470 million euros for other items of a miscellaneous and recurring nature.

                                      ***

Payables due after 12 months, excluding the Telephone Companies Employee Social Security Fund payable of 568 million euros, totalled 34,357 million euros, falling due as follows:

(in millions of euros)         from 2 to 5 years       after 5 years            Total
----------------------------   -----------------   -----------------   --------------
Debt
  Telecom Italia Group                    10,693               4,325           15,018
  Other companies                         10,408               8,378           18,786

Trade and other payables
Telecom Italia Group                         296                 249              545
  Other companies                              8                                    8
----------------------------   -----------------   -----------------   --------------
  Total                                   21,405              12,952           34,357
============================   =================   =================   ==============


                    183 | Consolidated Financial Statements

E) Accrued expenses and deferred income

Accrued expenses and deferred income at 31 December 2002 totalled 2,327 million euros (2,051 million euros at 31 December 2001):

                                       31.12.2002    31.12.2001       Changes
(in millions of euros)                        (a)           (b)         (a-b)
----------------------------------     ----------    ----------   -----------
Accrued expenses:
  interest charges                          1,110           875           235
  other                                        58            92           (34)
----------------------------------     ----------    ----------   -----------
Total accrued expenses                      1,168           967           201
----------------------------------     ----------    ----------   -----------
Deferred income:
  grants related to assets                    325           349           (24)
  other                                       787           721            66
  premiums on loans                            37                          37
  interest income                              10            14            (4)
----------------------------------     ----------    ----------   -----------
Total deferred income                       1,159         1,084            75
----------------------------------     ----------    ----------   -----------
Total                                       2,327         2,051           276
==================================     ==========    ==========   ===========


                    184 | Consolidated Financial Statements

Hedging instruments and other derivatives

The Olivetti Group enters into forward contracts to hedge risks associated with exchange rate fluctuations among the currencies of denomination of commercial and financial transactions undertaken by Group companies.

At 31 December 2002, the Olivetti Group companies had forward contracts and options for the purchase or sale of foreign currency at pre-arranged rates of exchange for the equivalent of 702 million euros, comprising hedging contracts for 537 million euros on financial operations transacted by Olivetti International S.A. and exchange-risk hedges for 165 million euros arranged by Olivetti Finance N.V. (on the 20 billion yen 2002/2032 bond issued by Olivetti Finance N.V.).

The Olivetti Group enters into Interest Rate Swaps (IRS), Currency and Interest Rate Swaps (CIRS) and other hedging agreements to mitigate the possible effects of interest rate fluctuations. At 31 December 2002, the Group companies had short- and long-term forward contracts covering financial liabilities based on a total notional capital amount for the equivalent of 16,735 million euros (5,881 million euros relating to Telecom Italia Group companies and 10,854 million euros relating to other Olivetti Group companies), as illustrated below:

(in millions of euros)                                                                                    31.12.2002
-------------------------------------------------------------------------------------------------------   ----------
Telecom Italia Group
Interest Rate Swaps (IRS) and Interest Rate Options (IRO)                                                      5,054
Cross Currency and Interest Rate Swaps                                                                           827
-------------------------------------------------------------------------------------------------------   ----------
Total                                                                                                          5,881
-------------------------------------------------------------------------------------------------------   ----------
Other companies

IRS contracts expiring June 2046, carried out by Olivetti International S.A.
on the bonds of 100 million Swiss francs (1986-2046) issued by Olivetti International N.V.                        69

IRS contracts with cap structures, expiring February 2009, carried out by Olivetti
International S.A. and Olivetti Finance N.V. on the bonds of euro 1,500 million (1999-2009)
issued by Olivetti International N.V.                                                                          1,500

IRS contracts, expiring May 2003 carried out by Olivetti International S.A. on the bonds of
euro 700 million (1998-2003) issued by Olivetti International N.V.                                               700

CIRS contracts expiring October 2029 carried out by Olivetti S.p.A., on the loan of Yen 20
billion received by Olivetti International Finance N.V.                                                          174

IRS contracts, expiring May 2032 carried out by Olivetti Finance N.V. on bonds of Yen 20
billion issued by Olivetti Finance N.V.                                                                          161

IRS contracts (with cap and floor structures) carried out by Olivetti Finance N.V.:
  expiring July 2009 on the bonds of euro 2,350 million issued by Olivetti Finance N.V. , originally
  issued by Olivetti International Finance N.V. (1999-2009)                                                    2,350
  expiring July 2004 on the bonds of euro 4,200 million issued by Olivetti Finance N.V., originally
  issued by Olivetti International Finance N.V. (1999-2004)                                                    4,000
  expiring March 2005 on the bonds of euro 500 million issued by Olivetti International Finance N.V.
  (2002-2005)                                                                                                    500
  expiring January 2006 on the bonds of euro 1,100 million issued by Olivetti Finance N.V. (2002-2006)           800
  expiring April 2007 on the bonds of euro 1,750 million issued by Olivetti Finance N.V. (2002-2007)             250
  expiring April 2012 on the bonds of euro 1.000 million issued by Olivetti Finance N.V. (2002-2012)             350
-------------------------------------------------------------------------------------------------------   ----------
Total                                                                                                         10,854
=======================================================================================================   ==========
Total hedging contracts                                                                                       16,735
=======================================================================================================   ==========


                    185 | Consolidated Financial Statements

Telecom Italia Group

The Telecom Italia Group used derivatives mainly for the management of its debt positions, primarily interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed rate and floating rate bank loans and bonds, and cross currency and interest rate swaps (CIRS) and currency forwards to convert currency loans - mainly in dollars and euros - into the accounting currencies of the various Group companies.

IRSs and IROs respectively involve or may involve the exchange, with the counterparts, of interest flows calculated on the reference notional value at the agreed fixed or floating rates, at the specified maturity dates. The notional value does not represent the amount exchanged and therefore does not constitute a measure of exposure to credit risk, such exposure being limited instead to the amount of interest or interest differentials to be received at the interest date.

The same also applies to CIRSs, which involve the exchange of the principal, in the respective currencies of denomination, at maturity and eventually for cash, in addition to the settlement of periodic interest flows. Counterparts to derivative contracts are selected from among the top rated banks and financial institutions and are continually monitored in order to minimise the risk of default.

Other companies

The main hedging agreements with regard to the medium/long-term debt positions of the other companies in the Olivetti group are analysed below.

With regard to the 1986/2046 100 million Swiss franc 5.625% fixed rate bond (69 million euros) expiring in June 2046 issued by Olivetti International N.V., Olivetti International S.A. has arranged an IRS for the full amount and maturity, to convert the annual fixed rate into a six-monthly floating rate in Swiss francs.

With regard to the 1999/2009 1,500 million euro 5%+0.15% step-up fixed rate bond maturing in February 2009 issued by Olivetti International N.V., Olivetti International S.A. and Olivetti Finance N.V. have arranged the following hedging contracts for the full amount and maturity:

o IRS for 500 million euros to convert the annual fixed rate into a quarterly floating rate with a protection structure applicable until the 1-year swap rates exceed the 5-year swap rates and simultaneous floor sale at 2.50%;

o IRS for 500 million euros to convert the annual fixed rate into a quarterly 4.30% fixed rate (if 3-month Euribor remains under 5.80%), or into a quarterly floating rate less 0.50% (if 3-month Euribor exceeds 5.80%), and simultaneous cap sale for 500 million euros at the USD six-monthly rate of 7.10%;

o IRS for 250 million euros to convert the annual fixed rate into a fixed 4.15% rate (if 6-month Euribor fixed in arrears remains under 6.65%) or into a six-monthly floating rate fixed in arrears (if 6-month Euribor exceeds 6.65%), with a protection structure applicable until the USD 5-year swap rates exceed the GBP 5-year swap rates with a 1% increment;

o IRS for 250 million euros to convert the annual fixed rate into a six-monthly floating rate fixed in arrears, with a protection structure applicable until the USD 5-year swap rates exceed the GBP 5-year swap rates with a 1% increment.


                    186 | Consolidated Financial Statements

With regard to the 1998/2003 700 million euros annual 5.875%+0.15% step-up fixed-rate bond maturing in May 2003 issued by Olivetti International N.V., Olivetti International S.A. has arranged IRS for a similar amount and maturity to convert the annual fixed rate into a rate linked to the six-monthly and two-year rates in Swiss francs, fixed in arrears.

With regard to the fixed-rate 20 billion yen borrowing expiring in October 2029 received by Olivetti International Finance N.V., Olivetti S.p.A. has arranged a CIRS for the full amount and similar expiration, to convert the rate into an annual 5.525% fixed rate until 2004 and subsequently into an annual 6.08% fixed rate (or into a floating rate, as the counterpart prefers) until maturity (on a principal of 174.2 million euros). The interest rate and currency risk hedging structure is applicable as long as Olivetti S.p.A. is in bonis.

With regard to the 2002/2032 bond for 20 billion yen (equivalent to 161 million euros) with a 3.55% fixed-rate coupon maturing in May 2032 issued by Olivetti Finance N.V., Olivetti Finance N.V. has arranged an IRS with similar maturity to convert the annual fixed rate into a 1.68% fixed rate until 2012 and subsequently into a six-monthly floating rate until maturity. The interest-rate and currency risk hedging structure is applicable as long as Olivetti S.p.A. is in bonis.

With regard to the Olivetti Finance N.V. 1999/2009 bond for 2,350 million euros with an annual 6.125%+0.45% step-up fixed rate (originally issued by Olivetti International Finance N.V.), Olivetti Finance N.V. has arranged IRS for the full amount and similar maturity to convert the annual fixed rate as follows:

a) into a 3.55% fixed rate until January 2003 and subsequently into a floating rate linked to the US six-monthly rates fixed in arrears for 1,000 million euros with the following additional hedges:

o cap purchase at 5.17%

o cap sale at 6.44%

o floor sale at 1.50% until July 2003 and subsequently at 3.25% until maturity;

b) into a 4.1475% fixed rate until January 2003 and subsequently into a floating rate linked to six-monthly Euribor fixed in arrears for 750 million euros with the following additional hedges:

o cap purchase at 5.50%

o cap sale at 7.125% on the USD 6-month rate fixed in arrears as from July 2005

o floor sale at 2.375% as from July 2003;

c) into a six-monthly 5.55% fixed rate for 250 million euros until 30 January 2003, subsequently into a 5.5745% fixed rate if 6-month Euribor remains below 7%, or into a six-monthly floating rate if 6-month Euribor exceeds 7%, with a protection structure application until the 1-year swap rates exceed the 5-year swap rates;

d) into a six-monthly 5.0025% fixed rate for 350 million euros until 30 January 2003 and subsequently into a 5.12% fixed rate until July 2003, into a floating rate linked to quarterly Euribor fixed in arrears until July 2004 and subsequently until maturity into a floating rate linked to quarterly USD Libor and Euribor, whichever is the higher.

With regard to the Olivetti Finance N.V. 1999/2004 bond for 4,200 million euros with an annual 5.375%+0.45% step-up fixed rate (originally issued by Olivetti International Finance N.V.) maturing in


                    187 | Consolidated Financial Statements

July 2004, Olivetti Finance N.V. has arranged the following hedges with similar maturity for a total of 4,000 million euros:

a) for 500 million euros, conversion of the annual fixed rate into a six-monthly fixed rate of 4.1829% until January 2003 and subsequently of 4.63% until maturity;

b) for 1,000 million euros, conversion of the annual fixed rate into 12-month Euribor fixed in arrears (of which 500 million euros already fixed at 5.375% until July 2003) with a floor sale for a similar amount at 3.15% fixed in arrears (to be applied if at fixing 12-month Euribor is below 2.65%);

c) conversion of the annual fixed rate until January 2003 into a six-monthly fixed rate of 4.83% for 500 million euros and of 4.4675% for a further 1000 million euros, with conversion of the annual fixed rate into a six-monthly floating rate fixed in arrears;

d) for 500 million euros, conversion of the annual fixed rate (4.8 % until January 2003) into quarterly Euribor fixed in arrears with floor sale at 3.25% for 450 million euros (applicable if at fixing 3-month Euribor is below 2.75%);

e) for 500 million euros, conversion of the annual fixed rate into a six-monthly floating rate linked to the CHF 2-year swap rate with six-monthly fixing in arrears.

With regard to the 2002/2005 bond for 500 million euros with a quarterly floating rate maturing in March 2005 issued by Olivetti Finance N.V., Olivetti Finance N.V. has arranged IRS with similar maturity to convert the floating rate into an average quarterly fixed rate of 4.0865%.

With regard to the 2002/2006 bond for 1,100 million euros with a quarterly floating rate maturing in January 2006 issued by Olivetti Finance N.V., Olivetti Finance N.V. has arranged IRS for 800 million euros with similar maturity to convert the floating rate as follows:

a) into a quarterly floating rate for 200 million euros linked to the quarterly USD or euro rate, whichever is the higher, with a protection structure applicable until the CHF quarterly rates are below the USD rates;

b) into a six-monthly floating rate fixed in arrears for 600 million euros with the following additional hedges:

o floor sale at 3% (to be activated if at fixing six-monthly Euribor is below 2.50%)

o cap sale at 5%

o digital cap purchase to be activated if the six-monthly rate fixed in arrears exceeds 4%.

With regard to the 2002/2007 bond for 1,750 million euros with a 6.50% fixed rate maturing in April 2007 issued by Olivetti Finance N.V., Olivetti Finance N.V. has arranged IRS for 250 million euros with similar maturity to convert the annual fixed rate as follows: for 250 million euros into a six-monthly fixed rate of 5.75% until April 2003, 5.774% until April 2005, with a protection structure applicable as long as the 30-year euro swap rate exceeds the 5-year swap rate.

With regard to the 2002/2012 bond for 1,000 million euros with a 7.25% fixed rate maturing in April 2012 issued by Olivetti Finance N.V., Olivetti Finance N.V. has arranged IRS contracts with similar maturity and with the following protection structure applicable as long as the 10-year euro swap rate exceeds the two-year swap rate, to convert the annual fixed rate as follows:


                    188 | Consolidated Financial Statements

- for 250 million euros, into a quarterly 5.85% fixed rate unless Euribor fixed in advance exceeds 6% or into a quarterly floating rate;

- for 100 million euros, into a quarterly 5.61% fixed rate unless the USD Libor rate exceeds 7% or into a quarterly floating rate tied to USD Libor.

                                     * * *

The following operations have also been arranged to hedge securities or other portfolio assets:

o IRS and CIRS arranged by Telecom Italia Finance and TIM Celular on financial assets for 150 million euros;

o treasury hedging contracts for a notional capital of 1,433 million euros;

o IRS arranged by Olivetti International S.A. and Olivetti Finance N.V. on securities for a nominal value of, respectively, 50 million euros and 300 million euros;

o contracts arranged by Olivetti S.p.A. to hedge the currency risk on the restricted deposit denominated in USD, for 41 million euros.



                    189 | Consolidated Financial Statements

Memorandum accounts


A. Personal guarantees given and counter-securities received

At 31 December 2002 personal guarantees given directly or indirectly through banks and insurance companies amounted to 1,823 million euros (2,344 million euros at 31 December 2001), of which 965 million euros in respect of unconsolidated subsidiaries and associated companies (1,656 million euros at 31 December 2001).

Personal guarantees given at 31 December 2002 were as follows:

o guarantees given by the Telecom Italia Group in the interest of unconsolidated subsidiaries and associated companies (957 million euros), consolidated subsidiaries (5 million euros), and third parties (529 million euros) in respect of medium/long-term financial operations, supply contracts and telephony licences abroad, for a total of 1,491 million euros;

o suretyships and counter-securities given by other companies in the Olivetti Group in the interest of unconsolidated subsidiaries and associated companies (8 million euros), consolidated subsidiaries (69 million euros) and third parties (32 million euros), for a total of 109 million euros;

o 213 million euros for guarantees given by Olivetti S.p.A. to the Italian State Railways in the interest of Wind S.p.A. (formerly Infostrada S.p.A.);

o 1 million euros for guarantees given by Olivetti S.p.A. with regard to fulfilment of trade supplies by Getronics S.p.A. (formerly Wang Global S.p.A.);
o 9 million euros for other guarantees.

At 31 December 2002, the Olivetti Group had counter-securities in respect of the above guarantees for an amount totalling 596 million euros (806 million euros at 31 December 2001), as follows:

o counter-securities from third parties for 378 million euros relating to guarantees given by Telecom Italia S.p.A.;

o counter-securities from Mannesmann AG for 213 million euros relating to the guarantees given by Olivetti S.p.A. to the Italian State Railways;

o counter-securities from Getronics for 1 million euros.


B. Guarantees on Group assets

These guarantees related to pledges and mortgages set up on Telecom Italia Group assets in respect of non-financial operations for an amount totalling 111 million euros at 31 December 2002 (163 million euros at 31 December 2001). They included pledges on IS Tim shares given by TIM International to guarantee fulfilment of obligations stipulated in IS Tim's supply contracts with Ericsson and Siemens. Guarantees on Group assets securing financial operations are analysed in the section on financial payables.


                    190 | Consolidated Financial Statements

C. Commitments

At 31 December 2002 the Olivetti Group had contractual commitments for an aggregate amount of 3,124 million euros (5,431 million euros at 31 December
2001), of which 3,077 million euros for the Telecom Italia Group and 47 million euros for the other companies.

Telecom Italia Group commitments amounted to 3,077 million euros (5,369 million euros at 31 December 2001) as follows:

o a commitment of 2,417 million euros for the Telecom Italia put option on Seat Pagine Gialle shares, which was updated following the re-negotiation on 25 February 2002 of the put and call options agreed with JP Morgan Chase on Seat Pagine Gialle shares; the revised agreement reduced the original strike price (from 4.2 euros to 3.4 euros per share). To guarantee fulfilment of the put on Seat Pagine Gialle shares, Telecom Italia Finance provided a Direct Participation Letter of Credit, in favour of JP Morgan Chase Equity Limited, for 1,940 million euros.

Additionally, the 2002 year-end valuation of the call option on Seat Pagine Gialle shares generated a provision of 1,942 million euros to the reserve for risks and charges, for the estimated non-recoverable strike price following the decision to view the Seat P.G. Directories operations as a non-core business;

o 195 million euros for the Group commitment on the sale of the equity investment in Telekom Srbija to PTT Serbia;

o 55 million euros for the Seat Pagine Gialle commitment to purchase 9,122,733 Seat Pagine Gialle shares from shareholder-managers of TDL Infomedia Ltd. and the residual 0.27% of TDL Infomedia Ltd.;

o 34 million euros for leases of which 17 million towards Teleleasing;

o 20 million euros for the TIM commitment to purchase Blu core network assets from Wind;

o 10 million euros for the Telecom Italia S.p.A. commitment to purchase the residual 14% shareholding in Epiclink from Pirelli and the other shareholders;

o 10 million euros for the commitment to sell Tess to Accenture;

o 7 million euros for the commitment on the sale of Siteba to the other shareholders;

o 329 million euros for other commitments.

The commitments of the other Olivetti Group companies amounted to an aggregate 47 million euros (62 million euros at 31 December 2001), as follows:

o 35 million euros for leases;

o 6 million euros for trade receivables guaranteed by Olivetti S.p.A. in respect of the sale of the O.i.S. group to GFI Informatique S.A.;

o 6 million euros for other commitments.


                    191 | Consolidated Financial Statements

D. Other memorandum accounts

At 31 December 2002, other memorandum accounts totalled 93 million euros (295 million euros at 31 December 2001), of which 88 million euros for the Telecom Italia Group (287 million euros at 31 December 2001). They related to third-party assets deposited with consolidated companies, mainly in the IT sector.

The reduction of 199 million euros at the Telecom Italia Group arose as a result of the deconsolidation of Sogei and the Telespazio group.


E. Other information

At 31 December 2002 the aggregate value of Telecom Italia commitments for rentals on buildings payable to IMSER 60, Tiglio I and Tiglio II under the terms of 21-year contracts was 3,818 million euros. The amount accruing to each year is 209 million euros.

TIM is drawing up a purchase and sale commitment with H3G, regarding the transfer of certain equipment and property lease contracts as a result of the new valuation of the Blu business sold to H3G.


                    192 | Consolidated Financial Statements

Comments on the consolidated income statement

A) Value of production

1) Net revenues from sales and services

Net revenues from the sale of products and supply of services in 2002 amounted to 31.408 million euros compared with 32,016 million euros in 2001, a decrease of 608 million euros, or -1.9%. The revenue breakdown by business sector is set out in the table below:

                                                     Year 2002           Year 2001            Changes
                                                  --------------     --------------       --------------
(in millions of euros)                              (a)        %       (b)        %       (a-b)        %
----------------------------------------------    ------    ----     ------   -----       -----   ------
Telecom Italia Group Business Units
Domestic Wireline                                 17,022    54,2     17,168    53,6       (146)   (0,9)
Mobile                                            10,867    34,6     10,250    32,0        617     6,0
South America                                      1,409     4,5      1,534     4,8       (125)   (8,1)
Internet and Media                                 1,991     6,3      1,957     6,1         34     1,7
Market IT                                            912     2,9      1,198     3,8       (286)  (23,9)
Group IT                                           1,215     3,9      1,198     3,7         17     1,4
Other operations and consolidation adjustments    (3,016)   (9,6)    (2,487)   (7,8)      (529)   21,3
----------------------------------------------    ------    ----     ------   -----       -----   ------
Total Telecom Italia Group                        30,400    96,8     30,818    96,3       (418)   (1,4)
----------------------------------------------    ------    ----     ------   -----       -----   ------
Other Olivetti Group activities
Information Technology                               932     3,0      1,130     3,5       (198)  (17,5)
Property management and services                      76     0,2         68     0,2          8    11,8
----------------------------------------------    ------    ----     ------   -----       -----   ------
Total Olivetti Group                              31,408   100,0     32,016   100,0       (608)   (1,9)
==============================================    ======    ====     ======   =====       =====   ======

4) Capitalised production

Capitalised production amounted to 675 million euros, and related entirely to the Telecom Italia Group.

5) Other revenues and income

Other revenues and income for 2002 amounted to 504 million euros (476 million euros in 2001) and included:

- 20 million euros in grants relating to costs for research, development and technological innovation;

- 65 million euros for the portion of capitalised grants credited to income as accrued, relating entirely to the Telecom Italia Group;

-    106 million euros for charges to customers for late bill payments;

- 313 million euros of other income from ordinary operations, arising mainly from indemnities and refunds, recovery of expenses and sundry income.


                    193 | Consolidated Financial Statements

B) Costs of production

6) Purchases of raw, ancillary and consumable materials and goods for resale

In 2002 this heading totalled 2,315 million euros (1,779 million euros for the Telecom Italia Group) compared with 2,640 million euros in 2001 (1,972 million euros for the Telecom Italia Group) and included costs for the supply of materials relating to the Group's core businesses.

7) Costs of services

These costs amounted to 9,407 million euros in 2002 compared to 9,782 million euros in 2001. The decrease of 375 million euros related to the Telecom Italia Group for 323 million euros and to the other Group companies for 52 million euros.

8) Leases and rentals

This heading included rentals for buildings and other asset lease and hire charges. In 2002 it amounted to 1,166 million euros, compared to 1,096 million euros in 2001. The increase of 70 million euros reflected higher costs of 76 million euros at the Telecom Italia Group.

9) Personnel

Payroll costs in 2002 amounted to 4,737 million euros (4,919 million euros in 2001) and included 4,540 million euros for the Telecom Italia Group, of which 3,373 million euros relating to the companies that provide telecommunications services.

In 2002 the aggregate average number of staff employed by the Olivetti Group was 107,079 equivalent units, compared with 113,974 equivalent units in 2001.

In terms of geographical distribution, in 2002 the average number of employees was 87,737 heads in Italy (93,610 in 2001) and 19,342 heads abroad (20,364 in 2001).

The staff breakdown by category in Italy (different categories apply in other countries) was as follows:

(employees)                                           Year 2002     Year 2001
--------------------------------------------------    ---------     ---------
ITALY
Managers                                                  2,058         2,214
Supervisors                                               5,271         5,031
White collars                                            71,608        76,092
Blue collars                                              8,800        10,273
--------------------------------------------------    ---------     ---------
Total average in Italy                                   87,737        93,610
--------------------------------------------------    ---------     ---------
Average abroad                                           19,342        20,364
--------------------------------------------------    ---------     ---------
TOTAL AVERAGE                                           107,079       113,974
==================================================    =========     =========


                    194 | Consolidated Financial Statements

10) Amortisation, depreciation and writedowns

Depreciation and amortisation charges in 2002 totalled 7,269 million euros and included 3,462 million euros relating to intangible fixed assets and 3,807 million euros relating to tangible fixed assets.

Charges in 2001 amounted to 7,645 million euros and included 3,565 million euros relating to intangible fixed assets and 4,080 million euros relating to tangible fixed assets.

Amortisation of intangible fixed assets (3,462 million euros) included 1,293 million euros in respect of consolidation goodwill on the acquisition of Telecom Italia (1,299 million euros in 2001) and 2,056 million euros for amortisation charges at the Telecom Italia Group.

Writedowns in 2002 amounted to 604 million euros and included 58 million euros relating to fixed assets and 546 million euros relating to receivables classified under current assets. Writedowns in 2001 totalled 465 million euros.

12-13) Provisions for risks and Other provisions

Provisions for risks and Other provisions amounted overall to 172 million euros in 2002 (486 million euros in 2001). They included 153 million euros of provisions for Telecom Italia Group contractual risks and risks relating to legal disputes and 19 million euros of provisions at other Olivetti Group companies, mainly in respect of risks on equity investments.

14) Other operational expenses

Other operational expenses amounted to 839 million euros (858 million euros in 2001) and included:

                                                   Year 2002 Year 2001 Changes
(in millions of euros)                                   (a)       (b)    (a-b)
-----------------------------------------------    --------- --------- --------
Duties for communications activities                     431      524      (93)
Losses on disposal of intangible and
  tangible fixed assets                                   36       29        7
Taxes (other than on income) and
  duties accrued in the year, including ICI
  (local tax on real estate)                             123      125       (2)
Other charges                                            249      180       69
-----------------------------------------------    --------- --------- --------
Total                                                    839      858      (19)
===============================================    ========= ========= ========

C) Financial income and charges

15) Income from equity investments

Income from equity investments amounted to 57 million euros (221 million euros in 2001) and included:

                                               Year 2002    Year 2001   Changes
(in millions of euros)                               (a)          (b)     (a-b)
---------------------------------------------  ---------    ---------   -------
Dividends and tax credits                             51          30         21
Other income from equity investments                   6         191       (185)
---------------------------------------------  ---------    ---------   -------
Total                                                 57         221       (164)
=============================================  =========    =========   =======


                    195 | Consolidated Financial Statements

16) Other financial income

Other financial income amounted to 1,512 million euros in 2002 (1,225 million euros in 2001) and included:

                                             Year 2002  Year 2001    Changes
(in millions of euros)                             (a)        (b)      (a-b)
----------------------                       ---------  ---------    -------
Interest income and gains on fixed income
   securities                                      125        295       (170)
Interest income and commissions from:
   unconsolidated subsidiary companies               1          1          -
   associated companies                             13         23        (10)
   banks                                           185        197        (12)
   customers                                         2          2          -
Exchange rate gains                                508        257        251
Other                                              678        450        228
-----------------------------------------    ---------  ---------    -------
Total                                            1,512      1,225        287
=========================================    =========  =========    =======

17) Interest expense and other financial charges

Interest expense and other financial charges amounted to 3,819 million euros (4,330 million euros in 2001), of which 2,717 million euros for the Telecom Italia Group (3,075 million euros in 2001). The heading comprised:

                                             Year 2002  Year 2001    Changes
(in millions of euros)                             (a)        (b)      (a-b)
-------------------------------------------  ---------  ---------    -------
Interest and other charges on bonds              1,751      1,501        250
Exchange rate losses                               905        392        513
Banks and other                                  1,163      2,437     (1,274)
-------------------------------------------  ---------  ---------    -------
Total                                            3,819      4,330       (511)
===========================================  =========  =========    =======

D) Value adjustments to financial assets

18) Revaluations

Revaluations amounted to 121 million euros, reflecting upward adjustments on unconsolidated equity investments valued with the equity method.

The heading amounted to 198 million euros in 2001

19) Writedowns

This heading totalled 907 million euros (2,394 million euros in 2001), reflecting writedowns for other than temporary impairments of value on equity investments valued at cost, downward adjustments of equity investments valued with the equity method and writedowns of securities to reflect other than temporary impairments of value (on securities classified under fixed assets) and to reflect market value

                    196 | Consolidated Financial Statements

(on securities held as current assets). It also included amortisation of goodwill arising on the acquisition of equity investments valued with the equity method.

Writedowns arose as follows:

- amortisation of goodwill arising on the acquisition of equity investments valued with the equity method for 80 million euros (316 million euros in 2001), a reduction of 236 million euros compared with 2001, as a result of the goodwill writedowns applied in 2001;

- writedowns for 259 million euros on securities and equity investments held as current assets (509 million euros in 2001) and for 40 million euros on securities held as fixed assets (49 million euros in 2001), with an overall reduction of 123 million euros compared with 2001;

- the Group's share of losses at investee companies valued with the equity method, for 528 million euros (1,569 million euros in 2001); specifically, Stream for 246 million euros (241 million euros in 2001), Is Tim (Turkey) for 171 million euros (334 million euros in 2001).

The heading was not affected by the results of the equity investments in Astrolink, Nortel Inversora (Telecom Argentina) and the AUNA Group, which had a negative impact of 700 million euros in 2001. No change was made in the Nortel Inversora equity investment which, in accordance with prudent accounting policies, was written off in the consolidated balance sheet at 31 December 2001. The consolidated book values of the AUNA Group and the Astrolink company at 31 December 2001 were retained until the equity investments were sold, on 1 August 2002 and 30 November 2002 respectively, as a result of the sale of the Telespazio Group.

                                                                         Year 2002    Year 2001   Changes
(in millions of euros)                                                         (a)          (b)     (a-b)
---------------------------------------------------------------------    ---------    ---------   -------
Equity investments                                                             759        2,157    (1,398)
Financial fixed assets other than equity investments                            40           49        (9)
Securities classified as current assets other than equity investments          108          188       (80)
---------------------------------------------------------------------    ---------    ---------   -------
Total                                                                          907        2,394    (1,487)
=====================================================================    =========    =========   =======

E) Extraordinary income and charges

20) Extraordinary income

Extraordinary income, at 2,990 million euros (996 million euros in 2001), included 2,553 million euros of capital gains from disposals during the year (465 million euros in 2001) and 437 million euros from sundry and other income (531 million euros in 2001).

Capital gains from disposals amounted to 2,553 million euros, of which 2,413 million euros at the Telecom Italia Group, including:

o    1,245 million euros from the sale of the full 26.89% shareholding in AUNA;

o 484 million euros from the sale of the 19.61% shareholding in Bouygues Decaux Telecom (BDT);

o 234 million euros from the sale of the full 100% shareholding in EMSA, Telimm as well as of real estate and activities as part of Project Tiglio;

o 133 million euros from the acceptance by the Finsiel Group of the public tender offer on Lottomatica;


                    197 | Consolidated Financial Statements

o 115 million euros from the sale to Telekom Austria (in which Telecom Italia indirectly holds 14.78%) of the entire 25% shareholding in Mobilkom Austria;

o 110 million euros from the sale of the entire 40% shareholding in Telemaco Immobiliare;

o    70 million euros from the sale of 100% of Telespazio;

o    22 million euros from other minor sales.

The capital gains totalling 140 million euros posted by the other Group companies included:

o 107 million euros from the acceptance by Olivetti S.p.A. and Olivetti International S.A. of the public tender offer on Lottomatica;

o 26 million euros from the sale of the entire shareholding in OMS2, as part of Project Tiglio;

o    7 million euros from other disposals.

Other extraordinary income totalling 437 million euros included 401 million euros at the Telecom Italia Group, as follows:

o 131 million euros from recovery of pre-amortisation interest in respect of integration charges pursuant to Law no. 58/1992 paid on a conditional basis to the Italian National Insurance Board (INPS) until 1999, after the dispute was resolved in favour of Telecom Italia;

o 270 million euros of other income, including 77 million euros from use of reserves (essentially use of part of the reserve for risks and charges provided in 2001 by Telecom Italia S.p.A. to cover charges relating to the agreement for the sale of Stream to News Corp. and Vivendi Universal/Canal+, when the sale did not take place), 9 million euros of contributions and 184 million euros of sundry income.

The 36 million euros of other extraordinary income posted by the other Group companies included 21 million euros from use of surplus reserves provided in previous years.

21) Extraordinary charges

Extraordinary charges amounted overall to 8,486 million euros (4,105 million euros in 2001) and included 8,375 million euros for the Telecom Italia Group (3,947 million euros in 2001), as follows:

o 6,237 million euros of equity investment writedowns to reflect other than temporary impairments of value (2,984 million euros in 2001), as follows:

     - writedown of goodwill and the call option on Seat Pagine Gialle shares for a total of 3,486 million euros; goodwill was written down to market value (based on the average ordinary share price for the last six months of 2002), following the Telecom Italia Group's decision to view the Seat Pagine Gialle Directories operation as a non-core business. In 2001, with regard to the call option, a provision of 569 million euros was posted under financial charges;

     - writedown of goodwill relating to consolidated companies for a total of 225 million euros, Blu (103 million euros), Digitel Venezuela (75 million euros), other subsidiaries (47 million euros);

     -    the equity investment in Aria

     - Is Tim (2,341 million euros): the investment was written off in full (1,491 million euros) and a provision was made to the reserve for risks and charges to cover Group exposure to this associated company (850 million euros). The provision was commensurate to the guarantees provided by the Group in favour of international financial institutes that had granted loans to Aria

     -    Is Tim and to the loan granted directly by the Group;

     - writedown of goodwill on Netco Redes (96 million euros) and other companies (46 million euros) and a provision to align the purchase by Seat Pagine Gialle of an additional stake in Consodata with the value of the company as determined by an appraisal (43 million euros).

                    198 | Consolidated Financial Statements

The 2,984 million euros equity investment writedown applied in 2001 referred to goodwill writedowns on consolidated companies (9Telecom Group, Entel Bolivia, Entel Chile Group, Maxitel, Tele Celular Sul Group, Tele Nordeste Celular Group, Tim Brasil, Med1 Group and other companies in the Seat Group) and on companies valued with the equity method (GLB Servicos Interativos, Solpart Participacoes, Telekom Austria, Nortel Inversora Group) and to other provisions relating to equity investments.

o 316 million euros of provisions relating to the sale of the equity investment in the 9Telecom Group. Specifically, considering the loss recorded prior to the sale, the French 9Telecom Group generated an overall charge to Telecom Italia Group income for the first nine months of 2002 of 389 million euros (267 million euros after taxes);

o 135 million euros of capital losses on the sale of 75 million shares (representing 15% of capital) of Telekom Austria A.G. in November 2002. Following the sale, the Telecom Italia Group's stake in Telekom Austria A.G. decreased to 14.78%;

o 494 million euros of charges and provisions relating to personnel retirements and mobility schemes (including a 379 million euros charge at Telecom Italia);

o 235 million euros of charges relating to extraordinary operations on equity investments;

o 79 million euros of financial charges on the amount payable to the Italian National Insurance Board (INPS) for re-absorption of the ex Telephone Companies Employees Pension Fund (FPT) and 74 million euros for an extraordinary contribution to INPS to cover increased financial requirements following the integration of the FPT with the Employees Pension Fund;

o 190 million euros of writedowns on fixed assets relating in the main to mobile telephone companies in Brazil (142 million euros) and 38 million euros for capital losses on fixed-asset disposals;

o 194 million euros of provisions to reserves, including 135 million euros for guarantees provided on the sale of equity investments and company units and 59 million euros for other provisions;

o    383 million euros of other sundry charges.

Extraordinary charges for the other Group companies amounted to 111 million euros (158 million euros in 2001) and included 62 million euros of capital losses on the sale of the Seat Pagine Gialle equity investment, 32 million euros of provisions relating to risks on equity investments, 4 million euros of charges relating to the public tender offer on Lottomatica and 13 million euros for miscellaneous charges.

22) Income taxes for the year

Income taxes for financial 2002 reflected a benefit of 2,210 million euros compared with a tax charge of 579 million euros in 2001.

(in millions of euros)                         Year 2002       Year 2001
--------------------------------------------   ---------       ---------
Current taxes                                      1,585           1,291
Deferred (prepaid) taxes, net                     (3,795)           (712)
--------------------------------------------   ---------       ---------
Total                                             (2,210)            579)
============================================   =========       =========

Net prepaid taxes arose mainly from deferred tax assets and use of deferred tax reserves (provided in previous years) as a result of the writedown of Olivetti and Telecom Italia Group equity investments for 964 million euros and 2,167 million euros, respectively, as well as from the Olivetti tax credit on dividends collected from Telecom Italia for 700 million euros.

                    199 | Consolidated Financial Statements

Loss per share

The primary loss per share for fiscal 2002 determined in compliance with International Financial Reporting Standard (IFRS) no. 33, is set below:

                                                                                Net loss         Number of      Loss per share
Year 2002                                                         (in millions of euros)            shares          (in euros)
-------------------------------------------------------------     ----------------------     -------------      --------------
Loss for the year, wholly attributable to outstanding shares                       (773)
Average number of outstanding ordinary shares                                                8,600,047,643
-------------------------------------------------------------     ----------------------     -------------      --------------
Primary loss per share                                                                                                  (0.090)
=============================================================     ======================     =============      ==============

Other information

1) Transactions with related parties

The operations transacted by consolidated companies of the Olivetti Group with related companies and entities are all normal operations and are conducted according to market conditions or in compliance with specific laws; no non-typical or unusual operation has been effected.

The main operations with unconsolidated subsidiaries and with associated companies are detailed below:


                    200 | Consolidated Financial Statements

                                                     Telecom Italia Group
                                              ---------------------------------
                                                                 subsidiary and
                                              unconsolidated         associated
                                                subsidiary            companies    Other
Main income and financial items                     and                  of the  Olivetti
for the year 2002                               associated          controlling    Group
(in millions of euros)                           companies              company  companies                  Description
------------------------------------------    --------------     --------------  ---------  ---------------------------------------
Revenues from sales                                 299                  3           4      They include revenues from Teleleasing
                                                                                            (euro 105 million), Revenues from sales
                                                                                            Brasil Telecom (euro 48 million), Stream
                                                                                            (euro 42 million), AUNA Group (euro 18
                                                                                            million), Telecom Argentina (euro 18
                                                                                            million), Telecom Srbija (euro 17
                                                                                            million)

Consumption of materials and services               445                 24           6      They include principally costs for
                                                                                            rentals paid to IM.SER (euro 153
                                                                                            million), Telemaco Immobiliare (euro 37
                                                                                            million) and costs for Tlc services to
                                                                                            Etecsa Cuba (euro 77 million) and for
                                                                                            maintenance and technical asistance to
                                                                                            Italtel (euro 40 million) and Siemens
                                                                                            Informatica (euro 24 million)

Other income, net                                    9                   -                  They refer principally to recoveries of
                                                                                            payroll costs for personnel moved
                                                                                            temporarily to some foreign subsidiaries

Financial charges, net                               9                   -                  They include interest income accrued on
                                                                                            loans granted to some group companies
                                                                                            (euro 14 million) and interest payable
                                                                                            to Teleleasing accrued on financial
                                                                                            lease contracts (euro 23 million)

Receivables under financial fixed assets            440                  -          16      They include medium/long-term loans to
                                                                                            Is Tim (euro 313 million), Tiglio I
                                                                                            (euro 70 million), Telegono (euro 34
                                                                                            millioni) and Tiglio II (euro 30
                                                                                            million)

Financial receivables                               35                   -                  They include short-term loans to TMI
                                                                                            Group companies (euro 14 million) and to
                                                                                            Golden Lines (euro 10 million net of
                                                                                            allowances)

Financial payables                                  406                  -                  They refer principally to amounts due to
                                                                                            Teleleasing for financial lease
                                                                                            contracts (euro 393 million)

Trade receivables and other                         219                  2           1      They refer principally to receivables
                                                                                            from Stream (euro 71 million), Telekom
                                                                                            Srbija (euro 21 million net of
                                                                                            allowances), Teleleasing (euro 38
                                                                                            million) and Consorzio Telcal (euro 14
                                                                                            million)

Trade payables and other                            386                 15           4      They refer to supply contracts for
                                                                                            investing and operating activities:
                                                                                            Italtel Group (euro 150 million),
                                                                                            Siemens Informatica (euro 40 million),
                                                                                            Teleleasing (euro 17 million) as well as
                                                                                            advances from Consorzio Telcal (euro 103
                                                                                            million)

Contract work-in progress                           110                  -                  They refer principally to work-in
                                                                                            progress on jobs ordered by Consorzio
                                                                                            Telcal for Piano Telematico Calabria

Guarantees given                                    930                  -           5      They include suretyships given in favor
                                                                                            of Is Tim (euro 537 million), Consorzio
                                                                                            Csia (euro 85 million), Stream (euro 72
                                                                                            million) as well as guarantees on assets
                                                                                            given in favor of Is Tim (euro 110
                                                                                            million)

Purchase and sale commitments                        17                  -                  They refer to commitments to Teleleasing
                                                                                            relating to operating lease contracts

Capital investments                                 441                  -                  They refer principally to purchase of
                                                                                            telephone exchanges from Italtel Group
                                                                                            (euro 406 million) and Siemens
                                                                                            Informatica (euro 19 million)

Disposal of equity investments                      690                  -                  25% of Mobilkom Austria, trough transfer
                                                                                            of Autel holding to Telekom Austria

Transfers of businesses                             219                  -          26      They refer to gains from transfers of
                                                                                            real estate assets to Tiglio I (euro 185
                                                                                            million) and the contribution of the
                                                                                            "asset management" business to Tiglio II
                                                                                            (euro 60 million)
------------------------------------------    --------------     --------------  ---------  ----------------------------------------


                    201  | Consolidated Financial Statements

Operations with related parties other than Group companies include those transacted in 2002 by the Telecom Italia Group with the Pirelli Group and Edizione Holding Group.

(in millions of euros)                         Year 2002
--------------------------------------------   ---------   ------------------------------------------------------------------------
Revenues from sales                                26      They refer principally to phone services supplied to the Pirelli Group
                                                           (euro 8 million) and to the Edizione Holding Group (euro 16 million) as well as to IT services rendered to the Pirelli Group (euro 2 million)

Consumption of materials and external              23      They refer principally to capital expenditure for R&D and supplies in IPR
services                                                   sector

Trade receivables and other                         3      They refer principally to phone services above mentioned

Trade payables and other                            9      They refer principally to supplies linked to investment activities

Capital investments                                32      They refer principally to purchases of telecommunication cables

Equity investments acquisition and purchase        21      Acquisition by Telecom Italia S.p.A. of 25.3% of Epiclink S.p.A. from
commitments                                                Pirelli S.p.A. (euro 18 million) and commitment to purchase the remaining 5% (euro 3 million)

Business acquisitions                               3      Acquisition by Epiclink S.p.A. of a business from Pirelli Informatica

Business disposals                                 19      Gain from transfer of non facility businesses to Pirelli Real Estate from
                                                           Telecom Italia Group and of Property and Project business from Olivetti
                                                           Multiservices
--------------------------------------------   ---------   ------------------------------------------------------------------------

We also point out that in the year 2002 TIM sold telephone cards to Autogrill S.p.A. (Edizioni Holding Group) for the subsequent sale to the public for a total amount of euro 20 million.

2) Remunerations to Parent Company Directors and Statutory Auditors

Remunerations for 2002 due to Parent Company Directors and Statutory Auditors in respect of services provided to companies included in the consolidation area totalled 5,877,304 euros and 375,268 euros respectively.

3) Exhibits

The following exhibits are attached to provide the fullest and clearest description of the consolidated financial position at 31 December 2002 and of the consolidated result for financial 2002:

a)   statement of changes in consolidated financial position;

b)   statement of changes in Group consolidated shareholders' equity;

c)   reclassified consolidated statement of income;

d) list of companies included in the consolidated financial statements at 31 December 2002 and of equity investments, pursuant to articles 38 and 39 of Legislative Decree no. 127/1991.

                    202 | Consolidated Financial Statements

Olivetti Group

Statement of Changes in Consolidated Financial Position

(in millions of euros)                                                              Year 2002      Year 2001
--------------------------------------------------------------------------------    ---------      ---------
A. Net financial resources (indebtedness) at the beginning of the year                (38,362)       (35,728)
--------------------------------------------------------------------------------    ---------      ---------
B. Cash flow provided (used) by operating activities
   Net result for the year (including minority interests)                                (306)        (3,676)
   Amortization and depreciation                                                        7,269          7,645
   (Gains) or losses from disposal of fixed assets                                     (2,243)          (373)
   Writedowns of fixed assets, net                                                      4,387          3,753
   Net change in operating working capital                                               (382)           620
   Net change in reserve for severance indemnities                                        (50)            26
   Changes in the consolidation area, exchange differences and other changes           (2,734)        (2,735)
--------------------------------------------------------------------------------    ---------      ---------
                                                                                        5,941          5,260
--------------------------------------------------------------------------------    ---------      ---------
C. Cash flow provided (used) by investing activities
   Fixed assets:
     intangible                                                                        (1,956)        (4,107)
     tangible                                                                          (3,291)        (4,317)
     financial                                                                         (1,777)        (3,141)
   Proceeds from disposal, or reimbursement value, of fixed assets                      5,968          1,484
--------------------------------------------------------------------------------    ---------      ---------
                                                                                       (1,056)       (10,081)
--------------------------------------------------------------------------------    ---------      ---------
D. Cash flow provided (used) by financing activities
   Capital increases                                                                       36          2,420
   Grants related to assets                                                                42             22
--------------------------------------------------------------------------------    ---------      ---------
                                                                                           78          2,442
--------------------------------------------------------------------------------    ---------      ---------
E. Distribution of dividends                                                                -           (255)
--------------------------------------------------------------------------------    ---------      ---------
F. Net cash flow provided (used) in the year (B+C+D+E)                                  4,963         (2,634)
--------------------------------------------------------------------------------    ---------      ---------
G. Net financial resources (indebtedness) at the end of the year (A+F)                (33,399)       (38,362)
================================================================================    =========      =========

                    203  | Consolidated Financial Statements

Olivetti Group

Statement of Changes in the Group Consolidated Shareholders' Equity

                                                                                              Share capital
                                                                                            increases to be
                                                                                             filed with the          Additional
(in millions of euros)                                                  Share capital    Companies Register     paid-in capital
-------------------------------------------------------------------     -------------    ------------------     ---------------
Balance as of 31 December 2000                                                  4,915                 1,999               3,196
-------------------------------------------------------------------     -------------    ------------------     ---------------
Appropriation of 2000 net result
Dividend distribution
-------------------------------------------------------------------     -------------    ------------------     ---------------
Share capital increases:
In exchange for Tecnost shares owned by third parties                           1,999                (1,999)
Conversion of "Olivetti 1998-2002 bonds"                                            8                     1
Exercise of "Olivetti common shares 1998-2002 warrants"                             4
Resolution of the Board of Directors on 9 June 1999 in
  execution of the powers granted by Extraordinary
  Shareholders' Meeting on 7 April 1999                                            17                                        12
Rights issue in March 2001 (no. 348,249,405 shares subscribed)                    349                                       557
Rights issue in November 2001 (no.1,491,698 shares subscribed)                  1,492

Cancellation of Telecom Italia savings shares

Other changes
-------------------------------------------------------------------     -------------    ------------------     ---------------
Net result of the year 2001
-------------------------------------------------------------------     -------------    ------------------     ---------------
Balance as of 31 December 2001                                                  8,784                     1               3,765
-------------------------------------------------------------------     -------------    ------------------     ---------------
Appropriation of 2001 net result
-------------------------------------------------------------------     -------------    ------------------     ---------------
Share capital increases:
Conversion of "Olivetti 1998-2002 bonds"                                           30                    (1)
Exercise of "Olivetti common shares 1998-2002 warrant"                             23
Resolution of the Board of Directors on 9 June 1999 in
  execution of the powers granted by Extraordinary
  Shareholders' Meeting on 7 April 1999                                             5
Conversion of Olivetti 2001-2010 bonds                                              3
Other changes
-------------------------------------------------------------------     -------------    ------------------     ---------------
Net result of the year 2002
-------------------------------------------------------------------     -------------    ------------------     ---------------
Balance as of 31 December 2002                                                  8,845                                     3,765
===================================================================     =============    ==================     ===============


                    204 | Consolidated Financial Statements

                                                              Reserve for  Sundry reserves,
                                                           Parent Company          retained
                                                              shares held      earnings and         Group           Group
Revaluation      Legal      Reserve for      Other Parent   by subsidiary       accumulated    net result   shareholders'
   reserves    reserve   treasury stock  Company reserves       companies              loss   of the year          equity
-----------    -------   --------------  ----------------  --------------  ----------------   -----------   -------------
          1        877                2             2,075             391             1,340          (940)         13,856
-----------    -------   --------------  ----------------  --------------  ----------------   -----------   -------------
                    44                                                                 (984)          940
                                                                                       (255)                         (255)
-----------    -------   --------------  ----------------  --------------  ----------------   -----------   -------------



                                                       (4)                                                              5
                                                       (2)                                                              2

                                                       (8)                                                             21
                                                                                                                      906
                                                                                                                    1,492

                                                                                       (277)                         (277)
                                                                                         69                            69
-----------    -------   --------------  ----------------  --------------  ----------------   -----------   -------------
                                                                                                   (3,090)         (3,090)
-----------    -------   --------------  ----------------  --------------  ----------------   -----------   -------------
          1        921                2             2,061             391              (107)       (3,090)         12,729
-----------    -------   --------------  ----------------  --------------  ----------------   -----------   -------------
                                                                                     (3,090)        3,090
-----------    -------   --------------  ----------------  --------------  ----------------   -----------   -------------

                                                      (14)                                                             15
                                                      (11)                                                             12

                                                                                                                        5
                                                                                                                        3
                                                                                       (351)                         (351)
-----------    -------   --------------  ----------------  --------------  ----------------   -----------   -------------
                                                                                                     (773)           (773)
-----------    -------   --------------  ----------------  --------------  ----------------   -----------   -------------
          1        921                2             2,036             391            (3,548)         (773)         11,640
===========    =======   ==============  ================  ==============  ================   ===========   =============


                    205 | Consolidated Financial Statements


Olivetti Group
Reclassified Consolidated Income Statement
(in millions of euros)                                                              Year 2002            %  Year 2001           %
---------------------------------------------------------------------------------   ----------------------  ----------------------
Net revenues                                                                           31,408        100.0     32,016        100.0
Operating costs:
   Labour                                                                              (4,727)       (15.1)    (4,877)       (15.2)
   Materials and services                                                             (12,668)       (40.3)   (13,458)       (42.1)
Grants                                                                                     20          0.1         26          0.1
Depreciation of tangible assets                                                        (3,807)       (12.1)    (4,080)       (12.7)
Amortisation of intangible assets:
   Consolidation goodwill                                                              (2,142)        (6.8)    (2,278)        (7.1)
   Other                                                                               (1,320)        (4.2)    (1,283)        (4.0)
Provisions for writedowns and risks                                                      (776)        (2.5)      (758)        (2.4)
Other income (costs) net                                                                   28          0.1         30          0.1
---------------------------------------------------------------------------------   ----------------------  ----------------------
Result before interest and taxes (EBIT) and non recurring income and charges            6,016         19.2      5,338         16.7
---------------------------------------------------------------------------------   ----------------------  ----------------------
Non recurring income:
Gains on disposals and other non-recurring income (*)                                   2,990          9.5        999          3.1
Non recurring costs:
Losses on disposals and other non-recurring charges (*)                                (8,486)       (27.0)    (4,354)       (13.6)
---------------------------------------------------------------------------------   ----------------------  ----------------------
EBIT                                                                                      520          1.7      1,983          6.2
---------------------------------------------------------------------------------   ----------------------  ----------------------
Income from equity investments, net                                                        57          0.1        221          0.7
Financial charges, net                                                                 (2,307)        (7.3)    (3,105)        (9.7)
Value adjustments to financial assets                                                    (786)        (2.5)    (2,196)        (6.9)
---------------------------------------------------------------------------------   ----------------------  ----------------------
Result before taxes and minority interests                                             (2,516)        (8.0)    (3,097)        (9.7)
---------------------------------------------------------------------------------   ----------------------  ----------------------
Taxes                                                                                   2,210          7.0       (579)        (1.8)
---------------------------------------------------------------------------------   ----------------------  ----------------------
Result after taxes before minority interests                                             (306)        (1.0)    (3,676)       (11.5)
---------------------------------------------------------------------------------   ----------------------  ----------------------
Minority interests                                                                       (467)        (1.5)       586          1.8
---------------------------------------------------------------------------------   ----------------------  ----------------------
Net result for the year                                                                  (773)        (2.5)    (3,090)        (9.7)
=================================================================================   ======================  ======================

(*) The amounts concerning the Telecom Italia Group have been classified as extraordinary items in the consolidated accounts of this latter.

                    206 | Consolidated Financial Statements

List of Companies included in the consolidated financial statements at 31 December 2002 and of equity investments, pursuant to articles 38 and 39 of Italian Legislative Decree no. 127/1991

     ---------------------------------------------------------------------------  -------------------------------------------------
                             Investees as of 31 December, 2002                        Direct investors as of 31 December, 2002
     ---------------------------------------------------------------------------  -------------------------------------------------
     Company name                     Registered office   Currency        Share      % of     Company name
                                                                         capital  ownership
     ---------------------------------------------------------------------------  -------------------------------------------------
     COMPANIES CONSOLIDATED ON A
       LINE-BY-LINE BASIS

     ---------------------------------------------------------------------------  -------------------------------------------------
     Parent company
     -------------------------------------------------------------------------  -------------------------------------------------
     Olivetti S.p.A.                         Italy           Eur   8,845,239,632

     Finance companies
     -------------------------------------------------------------------------  -------------------------------------------------
     Global Gaming Investments S.p.A.        Italy           Eur       1,300,000  100.00   Olivetti S.p.A.
     Olivetti Finance N.V.                   Netherlands     Eur      46,905,660  100.00   Olivetti S.p.A.
     Olivetti Finanziaria Industriale S.p.A. Italy           Eur      35,000,000  100.00   Olivetti S.p.A.
     Olivetti Holding B.V.                   Netherlands     Eur      15,882,770  100.00   Olivetti International S.A.
     Olivetti International S.A.             Luxembourg      Eur     500,000,000  100.00   Olivetti S.p.A.
     Olivetti International (Service) S.A.   Switzerland     Fsv          50,000  100.00   Olivetti International S.A.
     Olivetti International Finance N.V.     Neth. Antilles  Eur       3,000,000  100.00   Olivetti Finance N.V.
     Olivetti International N.V.             Neth. Antilles  Eur       3,000,000  100.00   Olivetti International S.A.
     Olivetti Rap S.A.                       Spain           Eur      63,613,800   90.00   Olivetti Holding B.V.
                                                                                   10.00   Olivetti International S.A.
     Olivetti Systems & Services UK Ltd.     Great Britain   Lgs      47,180,759  100.00   Olivetti Holding B.V.
     Olivetti Telemedia Investments B.V.     Netherlands     Eur      24,957,920  100.00   Olivetti Holding B.V.

     Telecom Italia Group
     ---------------------------------------------------------------------------  -------------------------------------------------
 (*) Telecom Italia S.p.A.                   Italy           Eur   4,023,816,861   38.96   (o)Olivetti S.p.A.
(**) Finsiel S.p.A. - Consulenza e
     Applicazioni Informatiche               Italy           Eur      59,982,385    1.58   Olivetti S.p.A.
(**) In.Tel.Audit - Societa
     Consort. di Rev.  Interna
     Gruppo Telecom A R.L.                   Italy           Eur       2,750,000    9.09   Olivetti S.p.A.

     Olivetti Tecnost Group
     ---------------------------------------------------------------------------  -------------------------------------------------
     Alladium S.p.A.                         Italy           Eur       1,500,000  100.00   Olivetti Tecnost S.p.A.
     Aprimatic Doors S.L.                    Spain           Eur          50,000    0.02   Aprimatic France S.A.S.
                                                                                   99.98   Aprimatic S.p.A.
     Aprimatic France S.A.S.                 France          Eur          38,200  100.00   Aprimatic S.p.A.
     Aprimatic S.p.A.                        Italy           Eur       6,240,000  100.00   Domustech S.p.A.
     Consorzio Mael                          Italy           Eur          52,000   60.00   Tecnost Sistemi S.p.A.
                                                                                   40.00   Tiemme Sistemi S.R.L.
     Diaspron do Brasil S.A.                 Brazil          Real      5,135,417  100.00   Olivetti do Brasil S.A.
     Domustech S.p.A.                        Italy           Eur       8,333,333   93.87   Olivetti Tecnost S.p.A.
     Gotoweb S.p.A.                          Italy           Eur       3,719,764   80.00   Olivetti Tecnost S.p.A.
     Innovis S.p.A.                          Italy           Eur       1,000,000   80.00   Olivetti Tecnost S.p.A.
     Jetech S.p.A.                           Italy           Eur         100,000  100.00   Olivetti Tecnost S.p.A.
     Multidata S/A Eletronica
       Industria e Comercio                  Brazil          Real      5,583,350  100.00   Olivetti do Brasil S.A.
     Olivetti Argentina S.A.C.e.I.           Argentina       Psa       7,590,000  100.00   Olivetti Tecnost International B.V.
     Olivetti Chile S.A.                     Chile           Pcl   2,341,370,200  100.00   Olivetti Tecnost International B.V.
     Olivetti Colombiana S.A.                Columbia        Pcs   6,245,014,700    0.11   Olivetti Colombiana S.A.
                                                                                    9.46   Olivetti Tecnost S.p.A.
                                                                                   90.43   Olivetti Tecnost International B.V.
     Olivetti da Amazonia Ind. e Com.        Brazil          Real        361,000   99.72   Olivetti do Brasil S.A.
                                                                                    0.28   Olivetti Sistema e Servicos Limitadas
     Olivetti de Puerto Rico, Inc.           Puerto rico     USA $         1,000  100.00   Olivetti Tecnost International B.V.
     Olivetti de Venezuela C.A.              Venezuela       Bol     150,000,000  100.00   Olivetti Tecnost International B.V.
     Olivetti do Brasil S.A.                 Brazil          Real    111,660,625    3.36   Olivetti Mexicana S.A.
                                                                                   96.65   Olivetti Tecnost International B.V.
     Olivetti I-Jet S.p.A.                   Italy           Eur      25,000,000  100.00   Olivetti Tecnost S.p.A.


                           207 | Consolidated Financial Statements

     ---------------------------------------------------------------------------  -------------------------------------------------
                             Investees as of 31 December, 2002                        Direct investors as of 31 December, 2002
     ---------------------------------------------------------------------------  -------------------------------------------------
     Company name                     Registered office   Currency        Share      % of     Company name
                                                                         capital  ownership
     ---------------------------------------------------------------------------  -------------------------------------------------
     Olivetti Lexikon Benelux S.A.           Belgium         Eur       1,932,592  100.00   Olivetti Tecnost International B.V.
     Olivetti Lexikon Nordic Ab              Sweden          Ks       10,100,000  100.00   Olivetti Tecnost International B.V.
     Olivetti Mexicana S.A.                  Mexico          Psm     153,538,636  100.00   Olivetti Tecnost International B.V.
     Olivetti Peruana S.A.                   Peru            Sol       4,654,920  100.00   Olivetti Tecnost International B.V.
     Olivetti Servicios y Soluciones
       Integrales S.A. de C.V.               Mexico          Psm       7,025,226  100.00   Olivetti Tecnost International B.V.
     Olivetti Sistema e Servicos Limitadas   Brazil          Real        410,000    0.02   Olivetti da Amazonia Ind. e Com.
                                                                                   99.98   Olivetti do Brasil S.A.
     Olivetti Tecnost (H.K.) Ltd.            China Pop. Rep. HK $        100,000   99.00   Olivetti Tecnost International B.V.
                                                                                    1.00   Olivetti Tecnost S.p.A.
     Olivetti Tecnost Africa (Pty) Ltd.      South Africa    Rand            601  100.00   Olivetti Tecnost International B.V.
     Olivetti Tecnost Austria Ges.M.B.H      Austria         Eur          36,336  100.00   Olivetti Tecnost International B.V.
     Olivetti Tecnost de Mexico S.A. De C.V. Mexico          Psm     193,243,310  100.00   Olivetti Mexicana S.A.
     Olivetti Tecnost Deutschland Gmbh       Germany         Eur      25,600,000  100.00   Olivetti Tecnost International B.V.
     Olivetti Tecnost Espana S.A.            Spain           Eur       1,229,309   99.99   Olivetti Tecnost International B.V.
     Olivetti Tecnost France S.A.S.          France          Eur       2,200,000  100.00   Olivetti Tecnost International B.V.
     Olivetti Tecnost International B.V.     Netherlands     Eur       5,027,142  100.00   Olivetti Tecnost S.p.A.
     Olivetti Tecnost Nederland B.V.         Netherlands     Eur          18,151  100.00   Olivetti Lexikon Benelux S.A.
     Olivetti Tecnost Portugal, S.A.         Portugal        Eur         275,000   99.99   Olivetti Tecnost International B.V.
     Olivetti Tecnost S.p.A.                 Italy           Eur     273,000,000  100.00   Olivetti S.p.A.
     Olivetti Tecnost Uk Ltd.                Great Britain   Lgs       6,295,712  100.00   Olivetti Tecnost International B.V.
     Oliweb S.P.A                            Italy           Eur       1,000,000  100.00   Olivetti Tecnost S.p.A.
     Royal Consumer Information
       Products, Inc.                        USA             USA $         1,176  100.00   Olivetti Tecnost International B.V.
     Technoproduzioni S.p.A.                 Italy           Eur      25,000,000  100.00   Tecnost Sistemi S.p.A.
     Tecnost Sistemi S.p.A.                  Italy           Eur     145,000,000  100.00   Olivetti Tecnost S.p.A.
     Tiemme Sistemi S.R.L.                   Italy           Eur       1,040,000  100.00   Technoproduzioni S.p.A.
     Tiesse S.C.P.A.                         Italy           Eur         103,292   42.00   Tecnost Sistemi S.p.A.
                                                                                   19.00   Tiemme Sistemi S.R.L.
     Property management and services companies
     ---------------------------------------------------------------------------  -------------------------------------------------
     E.S.T. - Erogazione Servizi e
       Tecnologie - S.p.A.                   Italy           Eur       1,600,995  100.00   Olivetti Multiservices S.p.A.
     Emmegiesse S.p.A.                       Italy           Eur         250,000   51.00   E.S.T. - Erogazione Servizi e
                                                                                           Tecnologie - S.p.A.
     O&B Costruzioni Generali S.R.L.         Italy           Eur         100,000   50.10   Olivetti Multiservices S.p.A.
     Olivetti Multiservices S.p.A.           Italy           Eur      31,000,000  100.00   Olivetti S.p.A.
     Olivetti Systems Technology Corporation Japan           Yen     100,000,000  100.00   Olivetti International S.A.
     Oms Holding B.V.                        Netherlands     Eur          20,000  100.00   Olivetti Multiservices S.p.A.
     Ruf Gestion S.A.S.                      France          Eur         266,300  100.00   Oms Holding B.V.

     Other companies
     ---------------------------------------------------------------------------  -------------------------------------------------
     Thema S.p.A.                            Italy           Eur       1,300,000  100.00   Olivetti S.p.A.

     EQUITY INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

     Subsidiary Companies
     ---------------------------------------------------------------------------  -------------------------------------------------
     P.I.T. S.C.R.L.                         Italy           Eur          25,823  100.00   E.S.T. - Erogazione Servizi e
                                                                                           Tecnologie - S.p.A.

     Associated Companies
     ---------------------------------------------------------------------------  -------------------------------------------------
(**) Localport S.p.A.                        Italy           Eur         922,365   37.67   Olivetti Tecnost S.p.A.


                    208 | Consolidated Financial Statements

     ---------------------------------------------------------------------------  -------------------------------------------------
                             Investees as of 31 December, 2002                        Direct investors as of 31 December, 2002
     ---------------------------------------------------------------------------  -------------------------------------------------
     Company name                     Registered office   Currency        Share      % of     Company name
                                                                         capital  ownership
     ---------------------------------------------------------------------------  -------------------------------------------------
     OTHER EQUITY INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES
     Subsidiary Companies
     ---------------------------------------------------------------------------  -------------------------------------------------
     Ensambladora Tlaxcalteca S.A.           Mexico          Psm           2,000    0.02   Olivetti Mexicana S.A.
                                                                                   99.98   Olivetti Tecnost de Mexico S.A. de C.V.
     Top Service S.p.A.                      Italy           Eur       1,051,350   50.55   Olivetti Tecnost S.p.A.

     Associated Companies
     ---------------------------------------------------------------------------  -------------------------------------------------
     Baltea S.r.l.                           Italy           Eur       2,220,000   49.00   Olivetti Tecnost S.p.A.
     In.Va. S.p.A.                           Italy           Eur         520,000   40.00   Olivetti S.p.A.
     International Information Services      Russia          Rub       1,000,000   50.00   Olivetti Holding B.V.
     Istituto R.T.M. S.p.A.                  Italy           Eur       2,107,320   31.46   Olivetti Tecnost S.p.A.
     Oli Gulf Fzco                           Dubai           Dir         500,000   40.00   Olivetti Tecnost International B.V.
     Olitecno S.A. de C.V.                   Mexico          Psm       1,000,000   50.00   Olivetti Mexicana S.A.
     Parco Dora Baltea S.p.A.                Italy           Eur         300,000   33.33   Olivetti Multiservices S.p.A.
(**) Tiglio I S.r.l.                         Italy           Eur       5,255,704    8.85   Olivetti S.p.A.
     Yminds S.A.                             Switzerland     Fsv         100,000   27.20   Olivetti I-Jet S.p.A.
                                                                                   11.40   Olivetti Tecnost International B.V.
     Associated Consortia
     ---------------------------------------------------------------------------  -------------------------------------------------
     Consorzio per il Distretto Tecnologico
       del Canavese                          Italy           Eur         472,558   24.59   Olivetti S.p.A.

     EQUITY INVESTMENTS IN OTHER COMPANIES

     Azienda Esercizio Gas S.C.R.L.          Italy           Eur         901,558    0.24   Olivetti S.p.A.
     Bemar Serveis Ofimatics S.L.            Spain           Eur          12,000   15.00   Olivetti Tecnost Espana S.A.
     Bioindustry Park del Canavese S.p.A.    Italy           Eur       5,651,891    0.90   Olivetti S.p.A.
     Cirsa Business Corporation S.A.         Spain           Eur      24,077,424    4.98   Olivetti Rap S.A.
     Cisi Campania S.p.A.                    Italy           Eur       2,580,000    8.00   E.S.T. - Erogazione Servizi e Tecnologie
                                                                                           - S.p.A
     Consortium S.R.L.                       Italy           Eur     561,600,000    2.27   Olivetti S.p.A.
     Docunet Inc.                            USA             USA $    15,851,731    0.60   Olivetti International S.A.
     Eurofly Service S.p.A.                  Italy           Eur       4,275,000   16.33   Olivetti S.p.A.
     Fin.Priv., S.R.L.                       Italy           Eur          20,000   14.29   Olivetti S.p.A.
     Flextel S.p.A.                          Italy           Eur       2,150,829   13.42   Olivetti Tecnost S.p.A.
     Funivie del Piccolo S. Bernardo S.p.A.  Italy           Eur       7,789,469    N.S.   Olivetti S.p.A.
     IPV Ltd                                 Great Britain   Lgs         265,837   12.54   Olivetti Telemedia Investments B.V.
     Istud Istituto Studi Direzionali S.p.A. Italy           Eur       1,136,212    0.68   Olivetti S.p.A.
     Leisure Link Holdings Ltd               Great Britain   Lgs       7,809,618    1.20   Olivetti International S.A.
     Mediapolis S.p.A.                       Italy           Eur       3,517,615   10.00   Olivetti Multiservices S.p.A.
     Mediobanca S.p.A.                       Italy           Eur     389,262,458    1.81   Olivetti S.p.A.
     Monterosa S.P.A                         Italy           Eur      19,156,858    0.11   Olivetti S.p.A.
     Nomisma S.p.A.                          Italy           Eur       5,345,328    0.07   Olivetti Finanziaria Industriale S.p.A.
     Penta Service S.p.A.                    Italy           Eur         516,000    5.00   Olivetti Tecnost S.p.A.
     Piedmont International S.A.             Luxembourg      USA $     9,192,500   11.92   Olivetti International S.A.
     Pila S.p.A.                             Italy           Eur       7,060,000    0.10   Olivetti S.p.A.
     Retail Network Services B.V.            Netherlands     Eur      15,129,484   13.65   Tecnost Sistemi S.p.A.
     Revisione S.R.L.                        Italy           Eur          31,200    5.00   Olivetti Finanziaria Industriale S.p.A.
     S.A.G.I.T., S.p.A.                      Italy           Eur       1,150,930    0.14   Olivetti S.p.A.
     S.F.C. - Sistemi Formativi
       Confindustria - S.C.P.A.              Italy           Eur         236,022    0.22   E.S.T. - Erogazione Servizi e
                                                                                             Tecnologie - S.p.A.

                    209 | Consolidated Financial Statements

     ---------------------------------------------------------------------------  -------------------------------------------------
                             Investees as of 31 December, 2002                        Direct investors as of 31 December, 2002
     ---------------------------------------------------------------------------  -------------------------------------------------
     Company name                     Registered office   Currency        Share      % of     Company name
                                                                         capital  ownership
     ---------------------------------------------------------------------------  -------------------------------------------------
     System Union Group Plc.                 Great Britain   Lgs       4,880,000    0.09   Olivetti Holding B.V.
     X/Open Inc.                             Great Britain   Lgs              11    9.09   Olivetti S.p.A.

     Consortia
     ---------------------------------------------------------------------------  -------------------------------------------------
     Consorzio Ingegneria
       Partenopea S.C.R.L.                   Italy           Eur          67,145    7.69   E.S.T. - Erogazione Servizi e Tecnologie
                                                                                             - S.p.A.
     Corep - Consorzio per la Ricerca e
       l'Educazione Permanente               Italy           Eur         707,763    7.69   Olivetti S.p.A.
     ===========================================================================  =================================================

     Notes:- This statement does not include companies in winding-up, dormant companies and those companies intended to be disposed of to third parties.

        - Percentages of ownership do not consider securities classified as current assets (in particular the share of 0.57% of Telecom Italia S.p.A. owned by Olivetti S.p.A.).

     (*) Equity investments held by Telecom Italia S.p.A. are listed in the following pages, as shown in the Exhibits of Telecom Italia itself's Annual Report.

     (**) Equity investments held also by Telecom Italia Group companies.

     (o) Companies whose share percentage computed on voting rights is different from that computed on ownership.

In the following pages subsidiary and associated companies of the Telecom Italia Group are listed with format of the Exhibit to the "2002 Annual Report" of the Telecom Italia Group itself.

                    210 | Consolidated Financial Statements

                              Telecom Italia Group






                  List of subsidiary and associated companies
     (Exhibit to the Telecom Italia Group Consolidated Financial Statements
                            as of 31 December 2002)





                    211 | Consolidated Financial Statements

                        [Page intentionally left blank.]




                    212 | Consolidated Financial Statements

LIST OF COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS


Name
(type of business)                                                                            Head office
------------------------------------------------------------------------------------------------------------------------------------
Domestic Wireline

ATESIA - Telemarketing Comunicazione Telefonica e Ricerche di
Mercato S.p.A.                                                                                Rome                              EUR
(Telemarketing)                                                                               (Italy)
                                                                                              --------------------------------------
INTELCOM SAN MARINo S.p.A                                                                     Republic of San Marino            EUR
(TELECOMMUNICATIONS SERVICES IN San Marino)
                                                                                              --------------------------------------
LATIN AMERICAN NAUTILUS S.A.                                                                  Luxembourg                        USD
(holding company)



                                                                                              --------------------------------------
-   LATIN AMERICAN NAUTILUS ARGENTINA S.A.                                                    Buenos Aires                      ARS
    (installation and maintenance of submarine cable systems)                                 (Argentina)
                                                                                              --------------------------------------
-   LATIN AMERICAN NAUTILUS BOLIVIA SrL                                                       La Paz                            BOB
    (installation and maintenance of submarine cable systems)                                 (Bolivia)
                                                                                              --------------------------------------
-   LATIN AMERICAN NAUTILUS BRASIL Ltda                                                       Rio de Janeiro                    BRL
    (installation and maintenance of submarine cable systems)                                 (Brazil)
                                                                                              --------------------------------------
-   LATIN AMERICAN NAUTILUS CHILE S.A.                                                        Santiago                          CLP
    (installation and maintenance of submarine cable systems)                                 (Chile)
                                                                                              --------------------------------------
-   LATIN AMERICAN NAUTILUS COLOMBIA S.A.                                                     Bogota                            COP
    (installation and maintenance of submarine cable systems)                                 (Colombia)
                                                                                              --------------------------------------
-   LATIN AMERICAN NAUTILUS Ltd                                                               Dublin                            USD
    (installation and maintenance of submarine cable systems)                                 (Ireland)
                                                                                              --------------------------------------
-   LATIN AMERICAN NAUTILUS PANAMA S.A.                                                       Panama                            USD
    (installation and maintenance of submarine cable systems)
                                                                                              --------------------------------------
-   LATIN AMERICAN NAUTILUS PERU' S.A.                                                        Lima                              PEN
    (installation and maintenance of submarine cable systems)                                 (Peru)
                                                                                              --------------------------------------
-   LATIN AMERICAN NAUTILUS ST. CROIX LLC                                                     St. Croix                         USD
    (installation and maintenance of submarine cable systems)                                 (USA Virgin Islands)
                                                                                              --------------------------------------
-   LATIN AMERICAN NAUTILUS USA Inc.                                                          Florida                           USD
    (installation and maintenance of submarine cable systems)                                 (USA)
                                                                                              --------------------------------------
    -   LATIN AMERICAN NAUTILUS SERVICE Inc.                                                  Florida                           USD
        (installation and maintenance of submarine cable systems)                             (USA)
                                                                                              --------------------------------------
-   LATIN AMERICAN NAUTILUS VENEZUELA C.A.                                                    Caracas                           VEB
    (installation and maintenance of submarine cable systems)                                 (Venezuela)
                                                                                              --------------------------------------
MED-1 SUBMARINE CABLES Ltd                                                                    Tel Aviv                          ILS
(construction and maintenance of submarine cable Lev)                                         (Israel)
                                                                                              --------------------------------------
-   MED 1 IC-1 (1999) Ltd                                                                     Tel Aviv                          ILS
    (installation and maintenance of submarine cable IC1)                                     (Israel)
                                                                                              --------------------------------------
-   MED-1 (NETHERLANDS) B.V.                                                                  Amsterdam                         EUR
    (holding company)                                                                         (Holland)
                                                                                              --------------------------------------
    -   MED-1 ITALY S.r.l.                                                                    Rome                              EUR
        (installation and maintenance submarine cable systems in
        Italian seas)                                                                         (Italy)
                                                                                              --------------------------------------
MEDITERRANEAN NAUTILUS S.A.                                                                   Luxembourg                        USD
(holding company)
                                                                                              --------------------------------------
-   ELETTRA TLC S.p.A.                                                                        Rome                              EUR
    (installation and maintenance of submarine cable systems)                                 (Italy)
                                                                                              --------------------------------------
-   MEDITERRANEAN NAUTILUS Ltd.                                                               Dublin                            USD
    (installation and maintenance of submarine cable systems)                                 (Ireland)
                                                                                              --------------------------------------
    -   MEDITERRANEAN NAUTILUS B.V.                                                           Amsterdam                         EUR
        (holding company)                                                                     (Holland)
                                                                                              --------------------------------------
        -   MEDITERRANEAN NAUTILUS GREECE S.A.                                                Athens                            EUR
            (installation and maintenance of submarine cable systems)                         (Greece)
                                                                                              --------------------------------------
        -   MEDITERRANEAN NAUTILUS ISRAEL Ltd                                                 Tel Aviv                          ILS
            (installation and maintenance of submarine cable systems)                         (Israel)
                                                                                              --------------------------------------
        -   MEDITERRANEAN NAUTILUS ITALY S.p.A.                                               Rome                              EUR
            (installation and maintenance of submarine cable systems)                         (Italy)
                                                                                              --------------------------------------
        -   MEDITERRANEAN NAUTILUS Inc.                                                       Delaware                          USD
            (telecommunications activities)                                                   (USA)
                                                                                              --------------------------------------
        -   MEDITERRANEAN NAUTILUS TELEKOMUNIKASYON HIZMETLERI TICARET
            ANONIM SIRKETI                                                                    Istanbul                          TRL
            (telecommunications activities))                                                  (Turkey)





Name                                                                                                                           %
(type of business)                                                                      Share capital                  ownership
------------------------------------------------------------------------------------------------------------------------------------
Domestic Wireline

ATESIA - Telemarketing Comunicazione Telefonica e Ricerche di
Mercato S.p.A.                                                                                           3,150,406        100.00
(Telemarketing)
                                                                                      ----------------------------------------------
INTELCOM SAN MARINo S.p.A                                                                                1,550,000         70.00
(TELECOMMUNICATIONS SERVICES IN San Marino)
                                                                                      ----------------------------------------------
LATIN AMERICAN NAUTILUS S.A.                                                                            60,000,000         70.00
(holding company)                                                                                                          10.00
                                                                                                                           10.00
                                                                                                                           10.00

                                                                                      ----------------------------------------------
-   LATIN AMERICAN NAUTILUS ARGENTINA S.A.                                                                  12,000        100.00 (*)
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
-   LATIN AMERICAN NAUTILUS BOLIVIA SrL                                                                      1,000        100.00
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
-   LATIN AMERICAN NAUTILUS BRASIL Ltda                                                                     20,000         99.99
    (installation and maintenance of submarine cable systems)                                                               0.01
                                                                                      ----------------------------------------------
-   LATIN AMERICAN NAUTILUS CHILE S.A.                                                                   6,200,000        100.00 (*)
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
-   LATIN AMERICAN NAUTILUS COLOMBIA S.A.                                                               28,430,000        100.00 (*)
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
-   LATIN AMERICAN NAUTILUS Ltd                                                                          1,000,000        100.00
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
-   LATIN AMERICAN NAUTILUS PANAMA S.A.                                                                     10,000        100.00
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
-   LATIN AMERICAN NAUTILUS PERU' S.A.                                                                       3,500        100.00 (*)
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
-   LATIN AMERICAN NAUTILUS ST. CROIX LLC                                                                    1,000        100.00
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
-   LATIN AMERICAN NAUTILUS USA Inc.                                                                        10,000        100.00
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
    -   LATIN AMERICAN NAUTILUS SERVICE Inc.                                                                10,000        100.00
        (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
-   LATIN AMERICAN NAUTILUS VENEZUELA C.A.                                                               7,000,000        100.00 (*)
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
MED-1 SUBMARINE CABLES Ltd                                                                                 100,000         23.17
(construction and maintenance of submarine cable Lev)                                                                      27.83
                                                                                      ----------------------------------------------
-   MED 1 IC-1 (1999) Ltd                                                                                    1,000         99.99
    (installation and maintenance of submarine cable IC1)                                                                   0.01
                                                                                      ----------------------------------------------
-   MED-1 (NETHERLANDS) B.V.                                                                                18,151        100.00
    (holding company)
                                                                                      ----------------------------------------------
    -   MED-1 ITALY S.r.l.                                                                                 548,477        100.00
        (installation and maintenance submarine cable systems in
        Italian seas)
                                                                                      ----------------------------------------------
MEDITERRANEAN NAUTILUS S.A.                                                                            326,480,000         62.51
(holding company)                                                                                                           7.49
                                                                                      ----------------------------------------------
-   ELETTRA TLC S.p.A.                                                                                  10,329,200        100.00
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
-   MEDITERRANEAN NAUTILUS Ltd.                                                                            100,000         51.00
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
    -   MEDITERRANEAN NAUTILUS B.V.                                                                         18,003        100.00
        (holding company)
                                                                                      ----------------------------------------------
        -   MEDITERRANEAN NAUTILUS GREECE S.A.                                                              11,600        100.00
            (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
        -   MEDITERRANEAN NAUTILUS ISRAEL Ltd                                                                1,000        100.00
            (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
        -   MEDITERRANEAN NAUTILUS ITALY S.p.A.                                                          3,100,000        100.00
            (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
        -   MEDITERRANEAN NAUTILUS Inc.                                                                      3,000        100.00
            (telecommunications activities)
                                                                                      ----------------------------------------------
        -   MEDITERRANEAN NAUTILUS TELEKOMUNIKASYON HIZMETLERI TICARET
            ANONIM SIRKETI                                                                         350,000,000,000       99.9988
            (telecommunications activities))                                                                              0.0003
                                                                                                                          0.0003
                                                                                                                          0.0003
                                                                                                                          0.0003

                                                                                                %
Name                                                                                    of voting
(type of business)                                                                         rights  Held by
------------------------------------------------------------------------------------------------------------------------------------
Domestic Wireline

ATESIA - Telemarketing Comunicazione Telefonica e Ricerche di
Mercato S.p.A.                                                                                     TELECOM ITALIA
(Telemarketing)
                                                                                      ----------------------------------------------
INTELCOM SAN MARINo S.p.A                                                                          TELECOM ITALIA INTERNATIONAL
(TELECOMMUNICATIONS SERVICES IN San Marino)
                                                                                      ----------------------------------------------
LATIN AMERICAN NAUTILUS S.A.                                                                       TELECOM ITALIA
(holding company)                                                                                  ENTEL BOLIVIA
                                                                                                   ENTEL CHILE
                                                                                                   TELECOM ARGENTINA
                                                                                                      STET-FRANCE TELECOM
                                                                                      ----------------------------------------------
-   LATIN AMERICAN NAUTILUS ARGENTINA S.A.                                                         LATIN AMERICAN NAUTILUS S.A.
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
-   LATIN AMERICAN NAUTILUS BOLIVIA SrL                                                            LATIN AMERICAN NAUTILUS S.A.
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
-   LATIN AMERICAN NAUTILUS BRASIL Ltda                                                            LATIN AMERICAN NAUTILUS S.A.
    (installation and maintenance of submarine cable systems)                                      LATIN AMERICAN NAUTILUS USA
                                                                                      ----------------------------------------------
-   LATIN AMERICAN NAUTILUS CHILE S.A.                                                             LATIN AMERICAN NAUTILUS S.A.
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
-   LATIN AMERICAN NAUTILUS COLOMBIA S.A.                                                          LATIN AMERICAN NAUTILUS S.A.
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
-   LATIN AMERICAN NAUTILUS Ltd                                                                    LATIN AMERICAN NAUTILUS S.A.
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
-   LATIN AMERICAN NAUTILUS PANAMA S.A.                                                            LATIN AMERICAN NAUTILUS S.A.
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
-   LATIN AMERICAN NAUTILUS PERU' S.A.                                                             LATIN AMERICAN NAUTILUS S.A.
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
-   LATIN AMERICAN NAUTILUS ST. CROIX LLC                                                          LATIN AMERICAN NAUTILUS S.A.
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
-   LATIN AMERICAN NAUTILUS USA Inc.                                                               LATIN AMERICAN NAUTILUS S.A.
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
    -   LATIN AMERICAN NAUTILUS SERVICE Inc.                                                       LATIN AMERICAN NAUTILUS USA
        (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
-   LATIN AMERICAN NAUTILUS VENEZUELA C.A.                                                         LATIN AMERICAN NAUTILUS S.A.
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
MED-1 SUBMARINE CABLES Ltd                                                                         TELECOM ITALIA
(construction and maintenance of submarine cable Lev)                                              TELECOM ITALIA INTERNATIONAL
                                                                                      ----------------------------------------------
-   MED 1 IC-1 (1999) Ltd                                                                          MED-1 SUBMARINE CABLES
    (installation and maintenance of submarine cable IC1)                                          MED-1 ITALY
                                                                                      ----------------------------------------------
-   MED-1 (NETHERLANDS) B.V.                                                                       MED-1 SUBMARINE CABLES
    (holding company)
                                                                                      ----------------------------------------------
    -   MED-1 ITALY S.r.l.                                                                         MED-1 NETHERLANDS
        (installation and maintenance submarine cable systems in
        Italian seas)
                                                                                      ----------------------------------------------
MEDITERRANEAN NAUTILUS S.A.                                                                        TELECOM ITALIA
(holding company)                                                                                  TELECOM ITALIA INTERNATIONAL
                                                                                      ----------------------------------------------
-   ELETTRA TLC S.p.A.                                                                             MEDITERRANEAN NAUTILUS S.A.
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
-   MEDITERRANEAN NAUTILUS Ltd.                                                                    MEDITERRANEAN NAUTILUS S.A.
    (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
    -   MEDITERRANEAN NAUTILUS B.V.                                                                MEDITERRANEAN NAUTILUS S.A.
        (holding company)
                                                                                      ----------------------------------------------
        -   MEDITERRANEAN NAUTILUS GREECE S.A.                                                     MEDITERRANEAN NAUTILUS B.V.
            (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
        -   MEDITERRANEAN NAUTILUS ISRAEL Ltd                                                      MEDITERRANEAN NAUTILUS B.V.
            (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
        -   MEDITERRANEAN NAUTILUS ITALY S.p.A.                                                    MEDITERRANEAN NAUTILUS B.V.
            (installation and maintenance of submarine cable systems)
                                                                                      ----------------------------------------------
        -   MEDITERRANEAN NAUTILUS Inc.                                                            MEDITERRANEAN NAUTILUS B.V.
            (telecommunications activities)
                                                                                      ----------------------------------------------
        -   MEDITERRANEAN NAUTILUS TELEKOMUNIKASYON HIZMETLERI TICARET
            ANONIM SIRKETI                                                                         MEDITERRANEAN NAUTILUS B.V.
            (telecommunications activities))                                                       MEDITERRANEAN NAUTILUS Ltd
                                                                                                   MEDITERRANEAN NAUTILUS ISRAEL
                                                                                                   MEDITERRANEAN NAUTILUS ITALY
                                                                                                   MEDITERRANEAN NAUTILUS GREECE


                    213 | Consolidated Financial Statements


Name
(type of business)                                                                            Head office
------------------------------------------------------------------------------------------------------------------------------------
PATH.NET S.p.A.                                                                               Rome                              EUR
(networking systems and telecommunications)                                                   (Italy)
                                                                                              --------------------------------------
TELECONTACT CENTER S.p.A.                                                                     Naples                            EUR
(telemarketing)                                                                               (Italy)
                                                                                              --------------------------------------
TELECOM ITALIA SPARKLE S.p.A. (former TMI)                                                    Rome                              EUR
(public and private telecommunication services)                                               (Italy)
                                                                                              --------------------------------------
    -   TELECOM ITALIA NETHERLANDS B.V.                                                       Amsterdam                         EUR
        (telecommunications services)                                                         (Holland)
                                                                                              --------------------------------------
    -   TELECOM ITALIA OF NORTH AMERICA Inc.                                                  New York                          USD
        (telecommunications promotional services)                                             (USA)
                                                                                              --------------------------------------
    -   TELECOM ITALIA SPAIN S.L. UNIPERSONAL                                                 Madrid                            EUR
        (telecommunications services)                                                         (Spain)
                                                                                              --------------------------------------
    -   TI BELGIUM S.P.R.L. - B.V.B.A                                                         Brussels                          EUR
        (telecommunications services)                                                         (Belgium)
                                                                                              --------------------------------------
    -   TI FRANCE S.A.R.L.                                                                    Paris                             EUR
        (telecommunications services)                                                         (France)
                                                                                              --------------------------------------
    -   TI GERMANY GmbH                                                                       Frankfurt                         EUR
        (telecommunications services)                                                         (Germany)
                                                                                              --------------------------------------
    -   TI SWITZERLAND GmbH                                                                   Zurich                            CHF
        (telecommunications services)                                                         (Switzerland)
                                                                                              --------------------------------------
    -   TI Telecom Italia (Austria) Telekommunikationsdienste GmbH                            Vienna                            EUR
        (telecommunications services)                                                         (Austria)
                                                                                              --------------------------------------
    -   TI UNITED KINGDOM Ltd                                                                 London                            GBP
        (telecommunications services)                                                         (UK)
                                                                                              --------------------------------------
    -   TMI TELEMEDIA INTERNATIONAL LUXEMBOURG S.A.                                           Luxembourg                        EUR
        (holding company)
                                                                                              --------------------------------------
        -   TMI TELEMEDIA INTERNATIONAL Ltd                                                   London                            USD
            (telecommunications services)                                                     (UK)
                                                                                              --------------------------------------
            -   TELEMEDIA INTERNATIONAL USA Inc.                                              New Jersey                        USD
                (telecommunications services)                                                 (USA)
                                                                                              --------------------------------------

Mobile

TELECOM ITALIA MOBILE S.p.A.                                                                  Turin                             EUR
(mobile telecommunications)                                                                   (Italy)
                                                                                              --------------------------------------
-   TIM INTERNATIONAL N.V.                                                                    Amsterdam                         EUR
    (holding company)                                                                         (Holland)
                                                                                              --------------------------------------
    -   STET HELLAS TELECOMMUNICATIONS S.A.                                                   Athens                            EUR
        (mobile telephony services)                                                           (Greece)
                                                                                              --------------------------------------
    -   TIM BRASIL S.A.                                                                       Sao Paulo                         BRL
        (holding company)                                                                     (Brazil)
                                                                                              --------------------------------------
        -   BITEL PARTICIPACOES S.A.                                                          Rio de Janeiro                    BRL
            (holding company)                                                                 (Brazil)
                                                                                              --------------------------------------
            -   TELE CELULAR SUL PARTICIPACOES S.A.                                           Curitiba                          BRL
                (holding company for operating companies providing
                mobile network services)                                                      (Brazil)
                                                                                              --------------------------------------
                 -   TELEPAR CELULAR S.A.                                                     Curitiba                          BRL
                     (mobile telephony operator)                                              (Brazil)
                                                                                              --------------------------------------
                    -   CTMR CELULAR S.A.                                                     Pelotas                           BRL
                        (mobile telephony operator)                                           (Brazil)
                                                                                              --------------------------------------
                    -   TELESC CELULAR S.A.                                                   Florianopolis                     BRL
                        (mobile telephony operator)                                           (Brazil)
                                                                                              --------------------------------------
                 -   TELE NORDESTE CELULAR PARTICIPACOES S.A.                                 Recife                            BRL
                     (holding company for operating companies
                     providing mobile network services)                                       (Brazil)
                                                                                              --------------------------------------
                    -   TELASA CELULAR S.A.                                                   Recife                            BRL
                        (mobile telephony operator)                                           (Brazil)
                                                                                              --------------------------------------
                    -   TELECEARA' CELULAR S.A.                                               Fortaleza                         BRL
                        (mobile telephony operator)                                           (Brazil)
                                                                                              --------------------------------------
                    -   TELEPISA CELULAR S.A.                                                 Teresina                          BRL
                        (mobile telephony operator)                                           (Brazil)
                                                                                              --------------------------------------
                    -   TELERN CELULAR S.A.                                                   Natal                             BRL
                        (mobile telephony operator)                                           (Brazil)
                                                                                              --------------------------------------
                    -   TELPA CELULAR S.A.                                                    Joao Pessoa                       BRL
                        (mobile telephony operator)                                           (Brazil)
                                                                                              --------------------------------------
                    -   TELPE CELULAR S.A.                                                    Recife                            BRL
                        (mobile telephony operator)                                           (Brazil)
                                                                                              --------------------------------------
            -   STARCEL Ltda                                                                  Sao Paulo                         BRL
                (call center services)                                                        (Brazil)
                                                                                              --------------------------------------
            -   TIM CELULAR S.A. (former PORTALE SAO PAULO S.A.)                              Sao Paulo                         BRL
                (mobile telephony operator)                                                   (Brazil)
                                                                                              --------------------------------------


Name                                                                                                                         %
(type of business)                                                                    Share capital                  ownership
------------------------------------------------------------------------------------------------------------------------------------
PATH.NET S.p.A.                                                                                       25,800,000         99.99
(networking systems and telecommunications)                                                                               0.01
                                                                                      ----------------------------------------------
TELECONTACT CENTER S.p.A.                                                                                110,000        100.00
(telemarketing)
                                                                                      ----------------------------------------------
TELECOM ITALIA SPARKLE S.p.A. (former TMI)                                                           200,000,000        100.00
(public and private telecommunication services)
                                                                                      ----------------------------------------------
    -   TELECOM ITALIA NETHERLANDS B.V.                                                                   18,200        100.00
        (telecommunications services)
                                                                                      ----------------------------------------------
    -   TELECOM ITALIA OF NORTH AMERICA Inc.                                                          15,550,000        100.00
        (telecommunications promotional services)
                                                                                      ----------------------------------------------
    -   TELECOM ITALIA SPAIN S.L. UNIPERSONAL                                                            703,111        100.00
        (telecommunications services)
                                                                                      ----------------------------------------------
    -   TI BELGIUM S.P.R.L. - B.V.B.A                                                                  3,000,000        100.00
        (telecommunications services)
                                                                                      ----------------------------------------------
    -   TI FRANCE S.A.R.L.                                                                            10,307,800        100.00
        (telecommunications services)
                                                                                      ----------------------------------------------
    -   TI GERMANY GmbH                                                                                   25,000        100.00
        (telecommunications services)
                                                                                      ----------------------------------------------
    -   TI SWITZERLAND GmbH                                                                            2,000,000        100.00
        (telecommunications services)
                                                                                      ----------------------------------------------
    -   TI Telecom Italia (Austria) Telekommunikationsdienste GmbH                                     1,835,000        100.00
        (telecommunications services)
                                                                                      ----------------------------------------------
    -   TI UNITED KINGDOM Ltd                                                                          2,680,000        100.00
        (telecommunications services)
                                                                                      ----------------------------------------------
    -   TMI TELEMEDIA INTERNATIONAL LUXEMBOURG S.A.                                                82,150,674.64        100.00 (*)
        (holding company)
                                                                                      ----------------------------------------------
        -   TMI TELEMEDIA INTERNATIONAL Ltd                                                          558,472,454         67.88
            (telecommunications services)                                                                                32.12
                                                                                      ----------------------------------------------
            -   TELEMEDIA INTERNATIONAL USA Inc.                                                  119,022,889.68        100.00
                (telecommunications services)
                                                                                      ----------------------------------------------

Mobile

TELECOM ITALIA MOBILE S.p.A.                                                                      513,964,432.74         54.82
(mobile telecommunications)                                                                                               0.17
                                                                                      ----------------------------------------------
-   TIM INTERNATIONAL N.V.                                                                           555,427,000        100.00
    (holding company)
                                                                                      ----------------------------------------------
    -   STET HELLAS TELECOMMUNICATIONS S.A.                                                        126,453,694.4         81.40
        (mobile telephony services)                                                                                       0.13
                                                                                      ----------------------------------------------
    -   TIM BRASIL S.A.                                                                         4,760,522,987.04        100.00 (*)
        (holding company)
                                                                                      ----------------------------------------------
        -   BITEL PARTICIPACOES S.A.                                                               2,290,264,028        100.00 (*)
            (holding company)
                                                                                      ----------------------------------------------
            -   TELE CELULAR SUL PARTICIPACOES S.A.                                               324,666,393.24         20.68 (*)
                (holding company for operating companies providing
                mobile network services)
                                                                                      ----------------------------------------------
                 -   TELEPAR CELULAR S.A.                                                         912,839,704.66         80.79 (*)
                     (mobile telephony operator)
                                                                                      ----------------------------------------------
                    -   CTMR CELULAR S.A.                                                          21,251,917.26        100.00 (*)
                        (mobile telephony operator)
                                                                                      ----------------------------------------------
                    -   TELESC CELULAR S.A.                                                       266,803,506.58        100.00 (*)
                        (mobile telephony operator)
                                                                                      ----------------------------------------------
                 -   TELE NORDESTE CELULAR PARTICIPACOES S.A.                                     288,442,548.62         21.18 (*)
                     (holding company for operating companies
                     providing mobile network services)
                                                                                      ----------------------------------------------
                    -   TELASA CELULAR S.A.                                                        33,970,730.02         78.78 (*)
                        (mobile telephony operator)
                                                                                      ----------------------------------------------
                    -   TELECEARA' CELULAR S.A.                                                   148,484,134.39         79.99 (*)
                        (mobile telephony operator)
                                                                                      ----------------------------------------------
                    -   TELEPISA CELULAR S.A.                                                      24,762,149.14         79.46 (*)
                        (mobile telephony operator)
                                                                                      ----------------------------------------------
                    -   TELERN CELULAR S.A.                                                        45,011,693.89         76.19 (*)
                        (mobile telephony operator)
                                                                                      ----------------------------------------------
                    -   TELPA CELULAR S.A.                                                         43,164,229.17         71.85 (*)
                        (mobile telephony operator)
                                                                                      ----------------------------------------------
                    -   TELPE CELULAR S.A.                                                        125,620,727.74         78.68 (*)
                        (mobile telephony operator)
                                                                                      ----------------------------------------------
            -   STARCEL Ltda                                                                              30,000        100.00 (*)
                (call center services)
                                                                                      ----------------------------------------------
            -   TIM CELULAR S.A. (former PORTALE SAO PAULO S.A.)                                   1,251,790,742        100.00 (*)
                (mobile telephony operator)
                                                                                      ----------------------------------------------


                                                                                              %
Name                                                                                  of voting
(type of business)                                                                       rights  Held by
------------------------------------------------------------------------------------------------------------------------------------
PATH.NET S.p.A.                                                                                  TELECOM ITALIA
(networking systems and telecommunications)                                                      IT TELECOM
                                                                                      ----------------------------------------------
TELECONTACT CENTER S.p.A.                                                                        TELECOM ITALIA
(telemarketing)
                                                                                      ----------------------------------------------
TELECOM ITALIA SPARKLE S.p.A. (former TMI)                                                       TELECOM ITALIA
(public and private telecommunication services)
                                                                                      ----------------------------------------------
    -   TELECOM ITALIA NETHERLANDS B.V.                                                          TELECOM ITALIA SPARKLE
        (telecommunications services)
                                                                                      ----------------------------------------------
    -   TELECOM ITALIA OF NORTH AMERICA Inc.                                                     TELECOM ITALIA SPARKLE
        (telecommunications promotional services)
                                                                                      ----------------------------------------------
    -   TELECOM ITALIA SPAIN S.L. UNIPERSONAL                                                    TELECOM ITALIA SPARKLE
        (telecommunications services)
                                                                                      ----------------------------------------------
    -   TI BELGIUM S.P.R.L. - B.V.B.A                                                            TELECOM ITALIA SPARKLE
        (telecommunications services)
                                                                                      ----------------------------------------------
    -   TI FRANCE S.A.R.L.                                                                       TELECOM ITALIA SPARKLE
        (telecommunications services)
                                                                                      ----------------------------------------------
    -   TI GERMANY GmbH                                                                          TELECOM ITALIA SPARKLE
        (telecommunications services)
                                                                                      ----------------------------------------------
    -   TI SWITZERLAND GmbH                                                                      TELECOM ITALIA SPARKLE
        (telecommunications services)
                                                                                      ----------------------------------------------
    -   TI Telecom Italia (Austria) Telekommunikationsdienste GmbH                               TELECOM ITALIA SPARKLE
        (telecommunications services)
                                                                                      ----------------------------------------------
    -   TI UNITED KINGDOM Ltd                                                                    TELECOM ITALIA SPARKLE
        (telecommunications services)
                                                                                      ----------------------------------------------
    -   TMI TELEMEDIA INTERNATIONAL LUXEMBOURG S.A.                                              TELECOM ITALIA SPARKLE
        (holding company)
                                                                                      ----------------------------------------------
        -   TMI TELEMEDIA INTERNATIONAL Ltd                                                      TMI TELEMEDIA INTERN. LUX.
            (telecommunications services)                                                        TELECOM ITALIA SPARKLE
                                                                                      ----------------------------------------------
            -   TELEMEDIA INTERNATIONAL USA Inc.                                                 TMI TELEMEDIA INTERN. Ltd
                (telecommunications services)
                                                                                      ----------------------------------------------

Mobile

TELECOM ITALIA MOBILE S.p.A.                                                              55.68  TELECOM ITALIA
(mobile telecommunications)                                                                0.17  TELECOM ITALIA FINANCE
                                                                                      ----------------------------------------------
-   TIM INTERNATIONAL N.V.                                                                       TELECOM ITALIA MOBILE
    (holding company)
                                                                                      ----------------------------------------------
    -   STET HELLAS TELECOMMUNICATIONS S.A.                                                      TIM INTERNATIONAL
        (mobile telephony services)                                                              TELECOM ITALIA FINANCE
                                                                                      ----------------------------------------------
    -   TIM BRASIL S.A.                                                                          TIM INTERNATIONAL
        (holding company)
                                                                                      ----------------------------------------------
        -   BITEL PARTICIPACOES S.A.                                                             TIM BRASIL
            (holding company)
                                                                                      ----------------------------------------------
            -   TELE CELULAR SUL PARTICIPACOES S.A.                                       52.06  BITEL PARTICIPACOES
                (holding company for operating companies providing
                mobile network services)
                                                                                      ----------------------------------------------
                 -   TELEPAR CELULAR S.A.                                                 90.19  TELE CELULAR SUL
                     (mobile telephony operator)
                                                                                      ----------------------------------------------
                    -   CTMR CELULAR S.A.                                                        TELEPAR CELULAR
                        (mobile telephony operator)
                                                                                      ----------------------------------------------
                    -   TELESC CELULAR S.A.                                                      TELEPAR CELULAR
                        (mobile telephony operator)
                                                                                      ----------------------------------------------
                 -   TELE NORDESTE CELULAR PARTICIPACOES S.A.                             52.32  BITEL PARTICIPACOES
                     (holding company for operating companies
                     providing mobile network services)
                                                                                      ----------------------------------------------
                    -   TELASA CELULAR S.A.                                               97.31  TELE NORDESTE CELULAR
                        (mobile telephony operator)
                                                                                      ----------------------------------------------
                    -   TELECEARA' CELULAR S.A.                                           86.00  TELE NORDESTE CELULAR
                        (mobile telephony operator)
                                                                                      ----------------------------------------------
                    -   TELEPISA CELULAR S.A.                                             97.59  TELE NORDESTE CELULAR
                        (mobile telephony operator)
                                                                                      ----------------------------------------------
                    -   TELERN CELULAR S.A.                                               92.87  TELE NORDESTE CELULAR
                        (mobile telephony operator)
                                                                                      ----------------------------------------------
                    -   TELPA CELULAR S.A.                                                94.87  TELE NORDESTE CELULAR
                        (mobile telephony operator)
                                                                                      ----------------------------------------------
                    -   TELPE CELULAR S.A.                                                95.16  TELE NORDESTE CELULAR
                        (mobile telephony operator)
                                                                                      ----------------------------------------------
            -   STARCEL Ltda                                                                     TIM BRASIL
                (call center services)
                                                                                      ----------------------------------------------
            -   TIM CELULAR S.A. (former PORTALE SAO PAULO S.A.)                                 TIM BRASIL
                (mobile telephony operator)
                                                                                      ----------------------------------------------


                    214 | Consolidated Financial Statements


Name
(type of business)                                                                            Head office
------------------------------------------------------------------------------------------------------------------------------------
    -   MAXITEL S.A.                                                                          Belo Horizonte                    BRL
        (mobile telephony operator)                                                           (Brazil)

                                                                                              --------------------------------------
    -   TIMNET.COM S.A.                                                                       Rio de Janeiro                    BRL
        (Internet services)                                                                   (Brazil)



                                                                                              --------------------------------------
    -   TIMNET USA Inc.                                                                       New Jersey                        USD
        (mobile services)                                                                     (USA)
                                                                                              --------------------------------------
    -   TIM PERU' S.A.C.                                                                      Lima                              PEN
        (mobile telephony operator)                                                           (Peru)
                                                                                              --------------------------------------
    -   CORPORACION DIGITEL C.A.                                                              Caracas                           VEB
        (telecommunications services)                                                         (Venezuela)
                                                                                              --------------------------------------

South America

ENTEL CHILE S.A.                                                                              Santiago                          CLP
(telecommunications services)                                                                 (Chile)
                                                                                              --------------------------------------
-   AMERICATEL CENTROAMERICA S.A.                                                             Guatemala City                    USD
    (holding company)                                                                         (Guatemala)
                                                                                              --------------------------------------
    -   AMERICATEL EL SALVADOR S.A. DE C.V.                                                   San Salvador                      USD
        (telecommunications services)                                                         (El Salvador)
                                                                                              --------------------------------------
    -   AMERICATEL GUATEMALA S.A.                                                             Guatemala City                    GTQ
        (telecommunications services)                                                         (Guatemala)
                                                                                              --------------------------------------
    -   AMERICATEL HONDURAS S.A.                                                              Tegucigalpa                       HNL
        (telecommunications services)                                                         (Honduras)
                                                                                              --------------------------------------
-   ENTEL CALL CENTER S.A.                                                                    Santiago                          CLP
    (telecommunications services)                                                             (Chile)
                                                                                              --------------------------------------
-   ENTEL INTERNATIONAL B.V.I. Corp.                                                          Tortola                           CLP
    (holding company)                                                                         (British Virgin Islands)
                                                                                              --------------------------------------
    -   AMERICATEL CORP. USA                                                                  Florida                           USD
        (telecommunications services)                                                         (USA)
                                                                                              --------------------------------------
    -   ENTEL USA HOLDING Inc.                                                                Florida                           USD
        (holding company)                                                                     (USA)
                                                                                              --------------------------------------
        -   AMERICASKY Corporation                                                            Florida                           USD
            (telecommunications services)                                                     (USA)
                                                                                              --------------------------------------
-   ENTEL INVERSIONES S.A.                                                                    Santiago                          CLP
    (holding company)                                                                         (Chile)
                                                                                              --------------------------------------
    -   AMERICATEL PERU' S.A.                                                                 Lima                              PEN
        (telecommunications services)                                                         (Peru
                                                                                              --------------------------------------
-   ENTEL INVESTMENTS Inc.                                                                    Tortola                           USD
    (holding company)                                                                         (British Virgin Islands)
                                                                                              --------------------------------------
-   ENTEL SERVICIOS TELEFONICOS S.A.                                                          Santiago                          CLP
    (telecommunications services)                                                             (Chile)
                                                                                              --------------------------------------
-   ENTEL TELEFONIA LOCAL S.A.                                                                Santiago                          CLP
    (local telecommunications services)                                                       (Chile)
                                                                                              --------------------------------------
    -   CHILE WIRELESS S.A.                                                                   Santiago                          CLP
        (holding company)                                                                     (Chile)
                                                                                              --------------------------------------
-   ENTEL TELEFONIA PERSONAL S.A.                                                             Santiago                          CLP
    (holding company)                                                                         (Chile)
                                                                                              --------------------------------------
    -   EMPRESA DE RADIOCOMUNICACIONES INSTA BEEP Ltda                                        Santiago                          CLP
        (telecommunications services)                                                         (Chile)
                                                                                              --------------------------------------
    -   ENTEL PCS TELECOMUNICACIONES S.A.                                                     Santiago                          CLP
        (mobile telecommunications services)                                                  (Chile)
                                                                                              --------------------------------------
    -   ENTEL TELEFONIA MOVIL S.A.                                                            Santiago                          CLP
        (mobile telecommunications services)                                                  (Chile)
                                                                                              --------------------------------------
-   MICARRIER TELECOMUNICACIONES S.A.                                                         Santiago                          CLP
    (telecommunications services)                                                             (Chile)
                                                                                              --------------------------------------
-   ENTEL VENEZUELA C.A.                                                                      Caracas                           VEB
    (former ORBITEL VENEZUELA C.A.)                                                           (Venezuela)
    (telecommunications services)
                                                                                              --------------------------------------
-   RED DE TRANSACCIONES ELECTRONICAS S.A.                                                    Santiago                          CLP
    (telecommunications services)                                                             (Chile)
                                                                                              --------------------------------------
-   SATEL TELECOMUNICACIONES S.A.                                                             Santiago                          CLP
    (telecommunications services)                                                             (Chile)
                                                                                              --------------------------------------
ENTEL Empresa Nacional de Telecomunicaciones S.A.                                             La Paz                            BOB
(telecommunications services)                                                                 (Bolivia)
                                                                                              --------------------------------------
-   DATACOM S.A.                                                                              La Paz                            BOB
    (data transmission services)                                                              (Bolivia)
                                                                                              --------------------------------------
TELECOM ITALIA AMERICA LATINA S.A.                                                            Sao Paulo                         BRL
(telecommunications promotional services)                                                     (Brazil)



Name                                                                                                                           %
(type of business)                                                                      Share capital                  ownership
------------------------------------------------------------------------------------------------------------------------------------
    -   MAXITEL S.A.                                                                                   677,679,703         58.70 (*)
        (mobile telephony operator)                                                                                        37.97
                                                                                                                            3.33
                                                                                      ----------------------------------------------
    -   TIMNET.COM S.A.                                                                                 78,000,000         20.00 (*)
        (Internet services)                                                                                                20.00
                                                                                                                           20.00
                                                                                                                           20.00
                                                                                                                           20.00
                                                                                      ----------------------------------------------
    -   TIMNET USA Inc.                                                                                 11,000,000        100.00
        (mobile services)
                                                                                      ----------------------------------------------
    -   TIM PERU' S.A.C.                                                                             1,337,542,452        100.00 (*)
        (mobile telephony operator)
                                                                                      ----------------------------------------------
    -   CORPORACION DIGITEL C.A.                                                                    42,823,450,241         66.56
        (telecommunications services)
                                                                                      ----------------------------------------------

South America

ENTEL CHILE S.A.                                                                                   408,096,296,423         54.76
(telecommunications services)
                                                                                      ----------------------------------------------
-   AMERICATEL CENTROAMERICA S.A.                                                                        2,649,608         78.65
    (holding company)
                                                                                      ----------------------------------------------
    -   AMERICATEL EL SALVADOR S.A. DE C.V.                                                           1,143,572.24         15.00
        (telecommunications services)                                                                                      85.00
                                                                                      ----------------------------------------------
    -   AMERICATEL GUATEMALA S.A.                                                                          450,000        100.00
        (telecommunications services)
                                                                                      ----------------------------------------------
    -   AMERICATEL HONDURAS S.A.                                                                           500,000        100.00 (*)
        (telecommunications services)
                                                                                      ----------------------------------------------
-   ENTEL CALL CENTER S.A.                                                                          10,827,422,540         90.00
    (telecommunications services)                                                                                          10.00
                                                                                      ----------------------------------------------
-   ENTEL INTERNATIONAL B.V.I. Corp.                                                                32,424,451,213        100.00
    (holding company)
                                                                                      ----------------------------------------------
    -   AMERICATEL CORP. USA                                                                         62,372,552.74         80.00
        (telecommunications services)
                                                                                      ----------------------------------------------
    -   ENTEL USA HOLDING Inc.                                                                               1,000        100.00
        (holding company)
                                                                                      ----------------------------------------------
        -   AMERICASKY Corporation                                                                           1,000         80.00
            (telecommunications services)                                                                                  20.00
                                                                                      ----------------------------------------------
-   ENTEL INVERSIONES S.A.                                                                           3,223,396,817        100.00
    (holding company)
                                                                                      ----------------------------------------------
    -   AMERICATEL PERU' S.A.                                                                        39,288,339.60         45.69
        (telecommunications services)                                                                                      54.31
                                                                                      ----------------------------------------------
-   ENTEL INVESTMENTS Inc.                                                                                   1,630        100.00
    (holding company)
                                                                                      ----------------------------------------------
-   ENTEL SERVICIOS TELEFONICOS S.A.                                                                 1,103,479,919         91.42
    (telecommunications services)                                                                                           8.58
                                                                                      ----------------------------------------------
-   ENTEL TELEFONIA LOCAL S.A.                                                                      23,113,989,207         99.00
    (local telecommunications services)                                                                                     1.00
                                                                                      ----------------------------------------------
    -   CHILE WIRELESS S.A.                                                                            116,128,205         99.00
        (holding company)                                                                                                   1.00
                                                                                      ----------------------------------------------
-   ENTEL TELEFONIA PERSONAL S.A.                                                                  127,256,898,429         94.64
    (holding company)                                                                                                       5.36
                                                                                      ----------------------------------------------
    -   EMPRESA DE RADIOCOMUNICACIONES INSTA BEEP Ltda                                               1,757,062,939         99.90
        (telecommunications services)
                                                                                      ----------------------------------------------
    -   ENTEL PCS TELECOMUNICACIONES S.A.                                                           98,369,022,334          0.10
        (mobile telecommunications services)                                                                               99.90
                                                                                      ----------------------------------------------
    -   ENTEL TELEFONIA MOVIL S.A.                                                                   1,883,969,582          0.08
        (mobile telecommunications services)                                                                               99.92
                                                                                      ----------------------------------------------
-   MICARRIER TELECOMUNICACIONES S.A.                                                                3,233,725,941         99.99
    (telecommunications services)                                                                                           0.01
                                                                                      ----------------------------------------------
-   ENTEL VENEZUELA C.A.                                                                               709,500,000        100.00
    (former ORBITEL VENEZUELA C.A.)
    (telecommunications services)
                                                                                      ----------------------------------------------
-   RED DE TRANSACCIONES ELECTRONICAS S.A.                                                           1,629,756,041         93.76
    (telecommunications services)
                                                                                      ----------------------------------------------
-   SATEL TELECOMUNICACIONES S.A.                                                                    2,779,689,356         99.90
    (telecommunications services)                                                                                           0.10
                                                                                      ----------------------------------------------
ENTEL Empresa Nacional de Telecomunicaciones S.A.                                                    1,280,898,800         50.00
(telecommunications services)
                                                                                      ----------------------------------------------
-   DATACOM S.A.                                                                                        66,938,200         99.99
    (data transmission services)
                                                                                      ----------------------------------------------
TELECOM ITALIA AMERICA LATINA S.A.                                                                      43,614,072        100.00
(telecommunications promotional services)


                                                                                              %
Name                                                                                  of voting
(type of business)                                                                       rights  Held by
------------------------------------------------------------------------------------------------------------------------------------
    -   MAXITEL S.A.                                                                      43.15  TIM INTERNATIONAL
        (mobile telephony operator)                                                       46.85  BITEL PARTICIPACOES
                                                                                          10.00  TIM BRASIL
                                                                                      ----------------------------------------------
    -   TIMNET.COM S.A.                                                                          TIM INTERNATIONAL
        (Internet services)                                                                      MAXITEL
                                                                                                 TELE NORDESTE CELULAR
                                                                                                 TELE CELULAR SUL
                                                                                                 TIM CELULAR
                                                                                      ----------------------------------------------
    -   TIMNET USA Inc.                                                                          TIM INTERNATIONAL
        (mobile services)
                                                                                      ----------------------------------------------
    -   TIM PERU' S.A.C.                                                                         TIM INTERNATIONAL
        (mobile telephony operator)
                                                                                      ----------------------------------------------
    -   CORPORACION DIGITEL C.A.                                                                 TIM INTERNATIONAL
        (telecommunications services)
                                                                                      ----------------------------------------------

South America

ENTEL CHILE S.A.                                                                                 TELECOM ITALIA INTERNATIONAL
(telecommunications services)
                                                                                      ----------------------------------------------
-   AMERICATEL CENTROAMERICA S.A.                                                                ENTEL CHILE
    (holding company)
                                                                                      ----------------------------------------------
    -   AMERICATEL EL SALVADOR S.A. DE C.V.                                                      ENTEL CHILE
        (telecommunications services)                                                            AMERICATEL CENTROAMERICA
                                                                                      ----------------------------------------------
    -   AMERICATEL GUATEMALA S.A.                                                                AMERICATEL CENTROAMERICA
        (telecommunications services)
                                                                                      ----------------------------------------------
    -   AMERICATEL HONDURAS S.A.                                                                 AMERICATEL CENTROAMERICA
        (telecommunications services)
                                                                                      ----------------------------------------------
-   ENTEL CALL CENTER S.A.                                                                       ENTEL CHILE
    (telecommunications services)                                                                ENTEL INVERSIONES
                                                                                      ----------------------------------------------
-   ENTEL INTERNATIONAL B.V.I. Corp.                                                             ENTEL CHILE
    (holding company)
                                                                                      ----------------------------------------------
    -   AMERICATEL CORP. USA                                                                     ENTEL INTERNATIONAL B.V.I.
        (telecommunications services)
                                                                                      ----------------------------------------------
    -   ENTEL USA HOLDING Inc.                                                                   ENTEL INTERNATIONAL B.V.I.
        (holding company)
                                                                                      ----------------------------------------------
        -   AMERICASKY Corporation                                                               ENTEL USA HOLDING
            (telecommunications services)                                                        ENTEL INTERNATIONAL B.V.I.
                                                                                      ----------------------------------------------
-   ENTEL INVERSIONES S.A.                                                                       ENTEL CHILE
    (holding company)
                                                                                      ----------------------------------------------
    -   AMERICATEL PERU' S.A.                                                                    ENTEL CHILE
        (telecommunications services)                                                            ENTEL INVERSIONES
                                                                                      ----------------------------------------------
-   ENTEL INVESTMENTS Inc.                                                                       ENTEL CHILE
    (holding company)
                                                                                      ----------------------------------------------
-   ENTEL SERVICIOS TELEFONICOS S.A.                                                             ENTEL CHILE
    (telecommunications services)                                                                ENTEL INVERSIONES
                                                                                      ----------------------------------------------
-   ENTEL TELEFONIA LOCAL S.A.                                                                   ENTEL CHILE
    (local telecommunications services)                                                          ENTEL INVERSIONES
                                                                                      ----------------------------------------------
    -   CHILE WIRELESS S.A.                                                                      ENTEL TELEFONIA LOCAL
        (holding company)                                                                        ENTEL INVERSIONES
                                                                                      ----------------------------------------------
-   ENTEL TELEFONIA PERSONAL S.A.                                                                ENTEL CHILE
    (holding company)                                                                            ENTEL INVERSIONES
                                                                                      ----------------------------------------------
    -   EMPRESA DE RADIOCOMUNICACIONES INSTA BEEP Ltda                                           ENTEL TELEFONIA PERSONAL
        (telecommunications services)
                                                                                      ----------------------------------------------
    -   ENTEL PCS TELECOMUNICACIONES S.A.                                                        ENTEL CHILE
        (mobile telecommunications services)                                                     ENTEL TELEFONIA PERSONAL
                                                                                      ----------------------------------------------
    -   ENTEL TELEFONIA MOVIL S.A.                                                               ENTEL CHILE
        (mobile telecommunications services)                                                     ENTEL TELEFONIA PERSONAL
                                                                                      ----------------------------------------------
-   MICARRIER TELECOMUNICACIONES S.A.                                                            ENTEL CHILE
    (telecommunications services)                                                                ENTEL INVERSIONES
                                                                                      ----------------------------------------------
-   ENTEL VENEZUELA C.A.                                                                         ENTEL CHILE
    (former ORBITEL VENEZUELA C.A.)
    (telecommunications services)
                                                                                      ----------------------------------------------
-   RED DE TRANSACCIONES ELECTRONICAS S.A.                                                       ENTEL CHILE
    (telecommunications services)
                                                                                      ----------------------------------------------
-   SATEL TELECOMUNICACIONES S.A.                                                                ENTEL CHILE
    (telecommunications services)                                                                ENTEL INVERSIONES
                                                                                      ----------------------------------------------
ENTEL Empresa Nacional de Telecomunicaciones S.A.                                                ETI
(telecommunications services)
                                                                                      ----------------------------------------------
-   DATACOM S.A.                                                                                 ENTEL S.A.
    (data transmission services)
                                                                                      ----------------------------------------------
TELECOM ITALIA AMERICA LATINA S.A.                                                               TELECOM ITALIA
(telecommunications promotional services)


                    215 | Consolidated Financial Statements


Name
(type of business)                                                                            Head office
------------------------------------------------------------------------------------------------------------------------------------
Internet and Media

SEAT PAGINE GIALLE S.p.A.                                                                     Milan                             EUR
(publishing and Internet services)                                                            (Italy)

                                                                                              --------------------------------------
-   ANNUARI ITALIANI S.p.A. (former KOMPASS ITALIA)                                           Turin                             EUR
    (publishing of annuals and sale of telematic products)                                    (Italy)
                                                                                              --------------------------------------
-   CIPI S.p.A.                                                                               Milan                             EUR
    (personalized products for companies)                                                     (Italy)
                                                                                              --------------------------------------
-   CONSODATA S.A.                                                                            Levallois Perret                  EUR
    (management and supply of data banks and market researches)                               (France)
                                                                                              --------------------------------------
    -   BCA FINANCES S.A.                                                                     Lille                             EUR
        (analysis, management and trading of data banks)                                      (France)
                                                                                              --------------------------------------
        -   BCA S.A.                                                                          Lille                             EUR
            (analysis, management and trading of data banks)                                  (France)
                                                                                              --------------------------------------
    -   CAL - CONSUMER ACCES Ltd                                                              Kingston                          GBP
        (management and supply of data banks)                                                 (UK)
                                                                                              --------------------------------------
        -   CONSODATA UK Ltd                                                                  Kingston                          GBP
            (business information)                                                            (UK)
                                                                                              --------------------------------------
    -   CHINALOOP HOLDINGS                                                                    Cayman Islands                    USD
        (direct marketing)
                                                                                              --------------------------------------
        -   CHINALOOP (MAURITIUS) Co                                                          Port Louis                        USD
            (direct marketing)                                                                (Mauritius)
                                                                                              --------------------------------------
            -   SHANGHAI CHINALOOP INFORMATION SERVICES                                       Shanghai                          USD
                (direct marketing)                                                            (China)
                                                                                              --------------------------------------
    -   CONSOBELGIUM S.A.                                                                     Brussels                          EUR
        (business information)                                                                (Belgium)
                                                                                              --------------------------------------
    -   CONSODATA ESPANA S.A.                                                                 Barcelona                         ESP
        (business information)                                                                (Spain)
                                                                                              --------------------------------------
        -   QUANTITATIVE MARKETING TECHNOLOGIES S.L.                                          Barcelona                         EUR
            (direct marketing)                                                                (Spain)
                                                                                              --------------------------------------
    -   CONSODATA SOLUTIONS S.A.                                                              Levallois Perret                  EUR
        (data management)                                                                     (France)
                                                                                              --------------------------------------
    -   CONSODATA S.p.A.                                                                      Rome                              EUR
        (services of direct marketing; creation, management and
        marketing of data bank)                                                               (Italy)
                                                                                              --------------------------------------
        -   CONSODATA MARKETING INTELLIGENCE S.r.l.                                           Milan                             EUR
            (former DOMINO RESEARCH S.r.l.)                                                   (Italy)
            (data processing geomarketing sector)
                                                                                              --------------------------------------
        -   DWI S.p.A.                                                                        Verona                            EUR
            (design, software realization)                                                    (Italy)
                                                                                              --------------------------------------
        -   FINANZA E GESTIONE S.r.l.                                                         Milan                             EUR
            (creation, management and trading of data banks for
            the banking sector)                                                               (Italy)
                                                                                              --------------------------------------
        -   PUBBLIBABY S.p.A.                                                                 Cusago                            EUR
            (design, management and marketing of native sector
            data bank)                                                                        (Milan, Italy)
                                                                                              --------------------------------------
    -   MEDIA PRISME S.A.                                                                     Levallois Perret                  EUR
        (analysis, management and trading of data banks)                                      (France)
                                                                                              --------------------------------------
        -   MEDIA PRISME ESPAGNE S.A.                                                         Madrid                            EUR
            (direct marketing)                                                                (Spain)
                                                                                              --------------------------------------
        -   MP LIST S.A.                                                                      Brussels                          FB
            (analysis, management and trading of data banks)                                  (Belgium)
                                                                                              --------------------------------------
-   CONSODATA GROUP Ltd                                                                       London                            GBP
    (management and supply of data banks)                                                     (UK)
                                                                                              --------------------------------------
    -   NETCREATIONS Inc.                                                                     New York                          USD
        (management of the license regarding the software
        products of Netex Ltd)                                                                (USA)
                                                                                              --------------------------------------
    -   PAN-ADRESS DIREKTMARKETING VERWALTUNG GmbH                                            Munich                            EUR
        (direct marketing)                                                                    (Germany)
                                                                                              --------------------------------------
    -   PAN-ADRESS DIREKTMARKETING & Co. KG                                                   Munich                            DEM
        (direct marketing)                                                                    (Germany)
                                                                                              --------------------------------------
        -   CONSODATA DEUTSCHLAND GmbH (in liquidation)                                       Munich                            DEM
            (direct marketing)                                                                (Germany)
                                                                                              --------------------------------------
        -   CONSODATA MARKETING INTELLIGENCE GmbH                                             Munich                            EUR
            (direct marketing)                                                                (Germany)
                                                                                              --------------------------------------
        -   MEDIAPLAN GmbH (in liquidation)                                                   Munich                            EUR
            (direct marketing)                                                                (Germany)
                                                                                              --------------------------------------
-   DATABANK S.p.A.                                                                           Milan                             EUR
    (marketing)                                                                               (Italy)
                                                                                              --------------------------------------
    -   DBK S.A.                                                                              Madrid                            EUR
        (marketing)                                                                           (Spain)


Name                                                                                                                          %
(type of business)                                                                     Share capital                  ownership
------------------------------------------------------------------------------------------------------------------------------------
Internet and Media

SEAT PAGINE GIALLE S.p.A.                                                                          341,183,511.30         53.21
(publishing and Internet services)                                                                                         2.03
                                                                                                                           0.02
                                                                                      ----------------------------------------------
-   ANNUARI ITALIANI S.p.A. (former KOMPASS ITALIA)                                                  1,610,904.88        100.00
    (publishing of annuals and sale of telematic products)
                                                                                      ----------------------------------------------
-   CIPI S.p.A.                                                                                          1,200000         60.00
    (personalized products for companies)
                                                                                      ----------------------------------------------
-   CONSODATA S.A.                                                                                   4,748,159.50         90.42
    (management and supply of data banks and market researches)
                                                                                      ----------------------------------------------
    -   BCA FINANCES S.A.                                                                                 107,100        100.00
        (analysis, management and trading of data banks)
                                                                                      ----------------------------------------------
        -   BCA S.A.                                                                                       80,000         17.00
            (analysis, management and trading of data banks)                                                              83.00
                                                                                      ----------------------------------------------
    -   CAL - CONSUMER ACCES Ltd                                                                          200,000        100.00
        (management and supply of data banks)
                                                                                      ----------------------------------------------
        -   CONSODATA UK Ltd                                                                                    2        100.00
            (business information)
                                                                                      ----------------------------------------------
    -   CHINALOOP HOLDINGS                                                                               29,961.3         50.06
        (direct marketing)
                                                                                      ----------------------------------------------
        -   CHINALOOP (MAURITIUS) Co                                                                          200        100.00
            (direct marketing)
                                                                                      ----------------------------------------------
            -   SHANGHAI CHINALOOP INFORMATION SERVICES                                                 1,730,000        100.00
                (direct marketing)
                                                                                      ----------------------------------------------
    -   CONSOBELGIUM S.A.                                                                                  62,500        100.00
        (business information)
                                                                                      ----------------------------------------------
    -   CONSODATA ESPANA S.A.                                                                         310,000,000        100.00
        (business information)
                                                                                      ----------------------------------------------
        -   QUANTITATIVE MARKETING TECHNOLOGIES S.L.                                                       13,113         70.00
            (direct marketing)
                                                                                      ----------------------------------------------
    -   CONSODATA SOLUTIONS S.A.                                                                          270,000        100.00
        (data management)
                                                                                      ----------------------------------------------
    -   CONSODATA S.p.A.                                                                               13,200,000        100.00
        (services of direct marketing; creation, management and
        marketing of data bank)
                                                                                      ----------------------------------------------
        -   CONSODATA MARKETING INTELLIGENCE S.r.l.                                                        46,400         96.00
            (former DOMINO RESEARCH S.r.l.)
            (data processing geomarketing sector)
                                                                                      ----------------------------------------------
        -   DWI S.p.A.                                                                                    500,000         51.00
            (design, software realization)
                                                                                      ----------------------------------------------
        -   FINANZA E GESTIONE S.r.l.                                                                      77,450        100.00
            (creation, management and trading of data banks for
            the banking sector)
                                                                                      ----------------------------------------------
        -   PUBBLIBABY S.p.A.                                                                             100,000        100.00
            (design, management and marketing of native sector
            data bank)
                                                                                      ----------------------------------------------
    -   MEDIA PRISME S.A.                                                                                  40,000         50.00
        (analysis, management and trading of data banks)                                                                  50.00
                                                                                      ----------------------------------------------
        -   MEDIA PRISME ESPAGNE S.A.                                                                      30,490        100.00
            (direct marketing)
                                                                                      ----------------------------------------------
        -   MP LIST S.A.                                                                                  750,000        100.00
            (analysis, management and trading of data banks)
                                                                                      ----------------------------------------------
-   CONSODATA GROUP Ltd                                                                                25,146,140        99.996
    (management and supply of data banks)                                                                                 0.004
                                                                                      ----------------------------------------------
    -   NETCREATIONS Inc.                                                                                       1        100.00
        (management of the license regarding the software
        products of Netex Ltd)
                                                                                      ----------------------------------------------
    -   PAN-ADRESS DIREKTMARKETING VERWALTUNG GmbH                                                         25,000        100.00
        (direct marketing)
                                                                                      ----------------------------------------------
    -   PAN-ADRESS DIREKTMARKETING & Co. KG                                                             2,040,000        100.00
        (direct marketing)
                                                                                      ----------------------------------------------
        -   CONSODATA DEUTSCHLAND GmbH (in liquidation)                                                    50,000        100.00
            (direct marketing)
                                                                                      ----------------------------------------------
        -   CONSODATA MARKETING INTELLIGENCE GmbH                                                          25,000        100.00
            (direct marketing)
                                                                                      ----------------------------------------------
        -   MEDIAPLAN GmbH (in liquidation)                                                                26,000        93.465
            (direct marketing)
                                                                                      ----------------------------------------------
-   DATABANK S.p.A.                                                                                       937,300        93.465
    (marketing)
                                                                                      ----------------------------------------------
    -   DBK S.A.                                                                                           99,000         99.99
        (marketing)


                                                                                              %
Name                                                                                  of voting
(type of business)                                                                       rights  Held by
------------------------------------------------------------------------------------------------------------------------------------
Internet and Media

SEAT PAGINE GIALLE S.p.A.                                                               53.5850  TELECOM ITALIA
(publishing and Internet services)                                                        2.068  TELECOM ITALIA FINANCE
                                                                                         0.0171  IT TELECOM
                                                                                      ----------------------------------------------
-   ANNUARI ITALIANI S.p.A. (former KOMPASS ITALIA)                                              SEAT PAGINE GIALLE
    (publishing of annuals and sale of telematic products)
                                                                                      ----------------------------------------------
-   CIPI S.p.A.                                                                                  SEAT PAGINE GIALLE
    (personalized products for companies)
                                                                                      ----------------------------------------------
-   CONSODATA S.A.                                                                               SEAT PAGINE GIALLE
    (management and supply of data banks and market researches)
                                                                                      ----------------------------------------------
    -   BCA FINANCES S.A.                                                                        CONSODATA S.A.
        (analysis, management and trading of data banks)
                                                                                      ----------------------------------------------
        -   BCA S.A.                                                                             CONSODATA S.A.
            (analysis, management and trading of data banks)                                     BCA FINANCES
                                                                                      ----------------------------------------------
    -   CAL - CONSUMER ACCES Ltd                                                                 CONSODATA S.A.
        (management and supply of data banks)
                                                                                      ----------------------------------------------
        -   CONSODATA UK Ltd                                                                     CAL - CONSUMER ACCES
            (business information)
                                                                                      ----------------------------------------------
    -   CHINALOOP HOLDINGS                                                                       CONSODATA S.A.
        (direct marketing)
                                                                                      ----------------------------------------------
        -   CHINALOOP (MAURITIUS) Co                                                             CHINALOOP HOLDINGS
            (direct marketing)
                                                                                      ----------------------------------------------
            -   SHANGHAI CHINALOOP INFORMATION SERVICES                                          CHINALOOP (MAURITIUS)
                (direct marketing)
                                                                                      ----------------------------------------------
    -   CONSOBELGIUM S.A.                                                                        CONSODATA S.A.
        (business information)
                                                                                      ----------------------------------------------
    -   CONSODATA ESPANA S.A.                                                                    CONSODATA S.A.
        (business information)
                                                                                      ----------------------------------------------
        -   QUANTITATIVE MARKETING TECHNOLOGIES S.L.                                             CONSODATA ESPANA
            (direct marketing)
                                                                                      ----------------------------------------------
    -   CONSODATA SOLUTIONS S.A.                                                                 CONSODATA S.A.
        (data management)
                                                                                      ----------------------------------------------
    -   CONSODATA S.p.A.                                                                         CONSODATA S.A.
        (services of direct marketing; creation, management and
        marketing of data bank)
                                                                                      ----------------------------------------------
        -   CONSODATA MARKETING INTELLIGENCE S.r.l.                                              CONSODATA S.p.A.
            (former DOMINO RESEARCH S.r.l.)
            (data processing geomarketing sector)
                                                                                      ----------------------------------------------
        -   DWI S.p.A.                                                                           CONSODATA S.p.A.
            (design, software realization)
                                                                                      ----------------------------------------------
        -   FINANZA E GESTIONE S.r.l.                                                            CONSODATA S.p.A.
            (creation, management and trading of data banks for
            the banking sector)
                                                                                      ----------------------------------------------
        -   PUBBLIBABY S.p.A.                                                                    CONSODATA S.p.A.
            (design, management and marketing of native sector
            data bank)
                                                                                      ----------------------------------------------
    -   MEDIA PRISME S.A.                                                                        CONSODATA S.A.
        (analysis, management and trading of data banks)                                         BCA FINANCES
                                                                                      ----------------------------------------------
        -   MEDIA PRISME ESPAGNE S.A.                                                            MEDIA PRISME
            (direct marketing)
                                                                                      ----------------------------------------------
        -   MP LIST S.A.                                                                         MEDIA PRISME
            (analysis, management and trading of data banks)
                                                                                      ----------------------------------------------
-   CONSODATA GROUP Ltd                                                                          SEAT PAGINE GIALLE
    (management and supply of data banks)                                                        CAL - CONSUMER ACCES
                                                                                      ----------------------------------------------
    -   NETCREATIONS Inc.                                                                        CONSODATA GROUP
        (management of the license regarding the software
        products of Netex Ltd)
                                                                                      ----------------------------------------------
    -   PAN-ADRESS DIREKTMARKETING VERWALTUNG GmbH                                               CONSODATA GROUP
        (direct marketing)
                                                                                      ----------------------------------------------
    -   PAN-ADRESS DIREKTMARKETING & Co. KG                                                      CONSODATA GROUP
        (direct marketing)
                                                                                      ----------------------------------------------
        -   CONSODATA DEUTSCHLAND GmbH (in liquidation)                                          PAN-ADRESS DIRECTMARK. & Co. KG
            (direct marketing)
                                                                                      ----------------------------------------------
        -   CONSODATA MARKETING INTELLIGENCE GmbH                                                PAN-ADRESS DIRECTMARK. & Co. KG
            (direct marketing)
                                                                                      ----------------------------------------------
        -   MEDIAPLAN GmbH (in liquidation)                                                      PAN-ADRESS DIRECTMARK. & Co. KG
            (direct marketing)
                                                                                      ----------------------------------------------
-   DATABANK S.p.A.                                                                              SEAT PAGINE GIALLE
    (marketing)
                                                                                      ----------------------------------------------
    -   DBK S.A.                                                                                 DATABANK S.p.A.
        (marketing)


                    216 | Consolidated Financial Statements


Name
(type of business)                                                                            Head office
------------------------------------------------------------------------------------------------------------------------------------

        -   EUREDIT S.A.                                                                      Paris                             EUR
            (realization, promotion and marketing European
            technology of commerce annual                                                     (France)
            "Europages")
                                                                                              --------------------------------------
        -   FINANZIARIA WEB S.p.A.                                                            Turin                             EUR
            (financing)                                                                       (Italy)
                                                                                              --------------------------------------
            -   MATRIX S.p.A.                                                                 Milan                             EUR
                (Internet services)                                                           (Italy)

                                                                                              --------------------------------------
                 -   FREE FINANCE S.p.A.                                                      Milan                             EUR
                     (Internet loans for the real estate market)                              (Italy)
                                                                                              --------------------------------------
                 -   WEBNEXT S.r.l. (former XOOM.It S.p.A.) (in
                     liquidation)                                                             Milan                             EUR
                     (development and management of virtual
                     communities)                                                             (Italy)
                                                                                              --------------------------------------
        -   FINSATEL S.r.l. (in liquidation)                                                  Turin                             EUR
            (holding company)                                                                 (Italy)
                                                                                              --------------------------------------
        -   GIALLO PROFESSIONAL PUBLISHING S.p.A.                                             Turin                             EUR
            (publishing, typographic and graphic marketing,
            advertising)                                                                      (Italy)
                                                                                              --------------------------------------
            -   GRUPPO EDITORIALE FAENZA EDITRICE S.p.A.                                      Faenza                            EUR
                (publishing house)                                                            (Ravenna, Italy)
                                                                                              --------------------------------------
                 -   FAENZA EDITRICE IBERICA S.L.                                             Castellon de La Plana             EUR
                     (publishing house also on behalf of third
                     parties)                                                                 (Spain)
                                                                                              --------------------------------------
                 -   FAENZA EDITRICE DO BRASIL Ltda                                           Sao Paulo                         BRL
                     (publishing house also on behalf of third
                     parties)                                                                 (Brazil)
                                                                                              --------------------------------------
                 -   PROMO ADVERTISING S.r.l.                                                 Faenza                            EUR
                     (acquisition of advertising on behalf of
                     magazines, tv and multimedia broadcasting)                               (Ravenna, Italy)
                                                                                              --------------------------------------
            -   GRUPPO EDITORIALE JCE S.p.A.                                                  Cinisello Balsamo                 EUR
                (publishing house)                                                            (Milan, Italy)
                                                                                              --------------------------------------
            -   QUASAR E ASSOCIATI S.r.l.                                                     Milan                             EUR
                (multimedia publishers)                                                       (Italy)
                                                                                              --------------------------------------
                 -   EDITORIALE QUASAR S.r.l.                                                 Milan                             EUR
                     (publishing house and advertising agency)                                (Italy)
                                                                                              --------------------------------------
            -   TTG ITALIA S.p.A.                                                             Turin                             EUR
                (publishing house and advertising agency)                                     (Italy)
                                                                                              --------------------------------------
        -   GIALLO VOICE S.p.A.                                                               Turin                             EUR
            (teleselling, telemarketing, call centers and marketing)                          (Italy)
                                                                                              --------------------------------------
            -   IMR S.r.l.                                                                    Turin                             EUR
                (call center services)                                                        (Italy)
                                                                                              --------------------------------------
            -   OPS S.r.l.                                                                    Milan                             EUR
                (call center services)                                                        (Italy)
                                                                                              --------------------------------------
            -   TELEPROFESSIONAL S.r.l.                                                       Monza                             EUR
                (call center services)                                                        (Milan, Italy)
                                                                                              --------------------------------------
        -   GRUPPO BUFFETTI S.p.A.                                                            Rome                              EUR
            (supply of products regarding the paper industry, printing and
            publishing)                                                                       (Italy)
                                                                                              --------------------------------------
            -   OFFICE AUTOMATION PRODUCTS S.p.A.                                             Lecco                             EUR
                (wholesale magnetic stand)                                                    (Italy)
                                                                                              --------------------------------------
                 -   IS PRODUCTS S.p.A.                                                       Lecco                             EUR
                     (marketing of office automation)                                         (Italy)
                                                                                              --------------------------------------
                 -   INCAS PRODUCTIONS S.r.l.                                                 Venaria Reale                     EUR
                     (wholesale production and marketing of office consumable
                     products)                                                                (Turin, Italy)
                                                                                              --------------------------------------
            -   PBS PROFESSIONAL BUSINESS SOFTWARE S.p.A.                                     Rome                              EUR
                (production and trading of business software)                                 (Italy)
                                                                                              --------------------------------------
            -   SK DIRECT S.r.l.                                                              Rome                              EUR
                (graphic arts)                                                                (Italy)
                                                                                              --------------------------------------
        -   HOLDING MEDIA E COMUNICAZIONE H.M.C. S.p.A.                                       Rome                              EUR
            (production, marketing on TV and press)                                           (Italy)
                                                                                              --------------------------------------
            -   GLOBO EUROPA B.V. (in liquidation)                                            Amsterdam                         EUR
                (services and operations in the field of radio and tv
                 broadcasting)                                                                (Holland)
                                                                                              --------------------------------------
            -   HOLDING MEDIA E COMUNICAZIONE PUBBLICITA S.r.l. (in liquidation)              Rome                              EUR
                (purchase and sale of advertising spaces and management of
                advertising in the field of radio and tv broadcasting)                        (Italy)
                                                                                              --------------------------------------
            -   TV INTERNAZIONALE S.p.A.                                                      Rome                              EUR
                (purchase, management and maintenance of technical transmission
                systems for audio and video broadcasting)                                     (Italy)
                                                                                              --------------------------------------
                 -   BEIGUA S.r.l.                                                            Rome                              EUR
                     (purchase, management and maintenance of installation for
                     the repair and distribution of radio and tv broadcasting)                (Italy)
                                                                                              --------------------------------------


Name                                                                                                                         %
(type of business)                                                                    Share capital                  ownership
----------------------------------------------------------------------------------------------------------------------------------

        -   EUREDIT S.A.                                                                               2,800,000        93.562
            (realization, promotion and marketing European
            technology of commerce annual
            "Europages")
                                                                                     ---------------------------------------------
        -   FINANZIARIA WEB S.p.A.                                                                  9,606,073.50         60.00
            (financing)
                                                                                     ---------------------------------------------
            -   MATRIX S.p.A.                                                                          1,100,000          0.70
                (Internet services)                                                                                      66.00
                                                                                                                         33.00
                                                                                     ---------------------------------------------
                 -   FREE FINANCE S.p.A.                                                                 148,102        100.00
                     (Internet loans for the real estate market)
                                                                                     ---------------------------------------------
                 -   WEBNEXT S.r.l. (former XOOM.It S.p.A.) (in
                     liquidation)                                                                        100,000        100.00
                     (development and management of virtual
                     communities)
                                                                                     ---------------------------------------------
        -   FINSATEL S.r.l. (in liquidation)                                                              10,000        100.00
            (holding company)
                                                                                     ---------------------------------------------
        -   GIALLO PROFESSIONAL PUBLISHING S.p.A.                                                      1,000,000        100.00
            (publishing, typographic and graphic marketing,
            advertising)
                                                                                     ---------------------------------------------
            -   GRUPPO EDITORIALE FAENZA EDITRICE S.p.A.                                                 260,000         60.00
                (publishing house)
                                                                                     ---------------------------------------------
                 -   FAENZA EDITRICE IBERICA S.L.                                                       3,005.50        100.00
                     (publishing house also on behalf of third
                     parties)
                                                                                     ---------------------------------------------
                 -   FAENZA EDITRICE DO BRASIL Ltda                                                      133,169         91.00
                     (publishing house also on behalf of third
                     parties)                                                                                             9.00
                                                                                     ---------------------------------------------
                 -   PROMO ADVERTISING S.r.l.                                                             10,320        100.00
                     (acquisition of advertising on behalf of
                     magazines, tv and multimedia broadcasting)
                                                                                     ---------------------------------------------
            -   GRUPPO EDITORIALE JCE S.p.A.                                                           1,032,800         65.00
                (publishing house)
                                                                                     ---------------------------------------------
            -   QUASAR E ASSOCIATI S.r.l.                                                                 20,408         51.00
                (multimedia publishers)
                                                                                     ---------------------------------------------
                 -   EDITORIALE QUASAR S.r.l.                                                             10,000        100.00
                     (publishing house and advertising agency)
                                                                                     ---------------------------------------------
            -   TTG ITALIA S.p.A.                                                                        100,000         98.00
                (publishing house and advertising agency)
                                                                                     ---------------------------------------------
        -   GIALLO VOICE S.p.A.                                                                        1,000,000        100.00
            (teleselling, telemarketing, call centers and marketing)
                                                                                     ---------------------------------------------
            -   IMR S.r.l.                                                                                10,500        100.00
                (call center services)
                                                                                     ---------------------------------------------
            -   OPS S.r.l.                                                                                10,200         66.00
                (call center services)
                                                                                     ---------------------------------------------
            -   TELEPROFESSIONAL S.r.l.                                                                   52,000         66.00
                (call center services)
                                                                                     ---------------------------------------------
        -   GRUPPO BUFFETTI S.p.A.                                                                    11,817,000        100.00
            (supply of products regarding the paper industry, printing and publishing)
                                                                                     ---------------------------------------------
            -   OFFICE AUTOMATION PRODUCTS S.p.A.                                                        774,000         84.00
                (wholesale magnetic stand)
                                                                                     ---------------------------------------------
                 -   IS PRODUCTS S.p.A.                                                                9,360,000         27.78
                     (marketing of office automation)                                                                    72.22
                                                                                     ---------------------------------------------
                 -   INCAS PRODUCTIONS S.r.l.                                                            510,000        100.00
                     (wholesale production and marketing of office consumable
                     products)
                                                                                     ---------------------------------------------
            -   PBS PROFESSIONAL BUSINESS SOFTWARE S.p.A.                                                127,500        100.00
                (production and trading of business software)
                                                                                     ---------------------------------------------
            -   SK DIRECT S.r.l.                                                                       5,522,920         58.37
                (graphic arts)                                                                                           41.63
                                                                                     ---------------------------------------------
        -   HOLDING MEDIA E COMUNICAZIONE H.M.C. S.p.A.                                                5,064,000        100.00
            (production, marketing on TV and press)
                                                                                     ---------------------------------------------
            -   GLOBO EUROPA B.V. (in liquidation)                                                    181,512.09        100.00
                (services and operations in the field of radio and tv
                 broadcasting)
                                                                                     ---------------------------------------------
            -   HOLDING MEDIA E COMUNICAZIONE PUBBLICITA S.r.l. (in liquidation)                         516,500        100.00
                (purchase and sale of advertising spaces and management of advertising in the field of radio and tv broadcasting)
                                                                                     ---------------------------------------------
            -   TV INTERNAZIONALE S.p.A.                                                               6,200,000        100.00
                (purchase, management and maintenance of technical transmission systems for audio and video broadcasting)
                                                                                     ---------------------------------------------
                 -   BEIGUA S.r.l.                                                                        51,480         51.00
                     (purchase, management and maintenance of installation for
                     the repair and distribution of radio and tv broadcasting)
                                                                                     ---------------------------------------------

                                                                                             %
Name                                                                                 of voting
(type of business)                                                                      rights  Held by
------------------------------------------------------------------------------------------------------------------------------------

        -   EUREDIT S.A.                                                                        SEAT PAGINE GIALLE
            (realization, promotion and marketing European
            technology of commerce annual
            "Europages")
                                                                                     -----------------------------------------------
        -   FINANZIARIA WEB S.p.A.                                                              SEAT PAGINE GIALLE
            (financing)
                                                                                     -----------------------------------------------
            -   MATRIX S.p.A.                                                                   SEAT PAGINE GIALLE
                (Internet services)                                                             FINANZIARIA WEB
                                                                                                N.V. VERTICO
                                                                                     -----------------------------------------------
                 -   FREE FINANCE S.p.A.                                                        MATRIX
                     (Internet loans for the real estate market)
                                                                                     -----------------------------------------------
                 -   WEBNEXT S.r.l. (former XOOM.It S.p.A.) (in
                     liquidation)                                                               MATRIX
                     (development and management of virtual
                     communities)
                                                                                     -----------------------------------------------
        -   FINSATEL S.r.l. (in liquidation)                                                    SEAT PAGINE GIALLE
            (holding company)
                                                                                     -----------------------------------------------
        -   GIALLO PROFESSIONAL PUBLISHING S.p.A.                                               SEAT PAGINE GIALLE
            (publishing, typographic and graphic marketing,
            advertising)
                                                                                     -----------------------------------------------
            -   GRUPPO EDITORIALE FAENZA EDITRICE S.p.A.                                        GIALLO PROFESSIONAL PUBLISHING
                (publishing house)
                                                                                     -----------------------------------------------
                 -   FAENZA EDITRICE IBERICA S.L.                                               GRUPPO EDITORIALE FAENZA EDITRICE
                     (publishing house also on behalf of third
                     parties)
                                                                                     -----------------------------------------------
                 -   FAENZA EDITRICE DO BRASIL Ltda                                             GRUPPO EDITORIALE FAENZA EDITRICE
                     (publishing house also on behalf of third
                     parties)                                                                   FAENZA EDITRICE IBERICA
                                                                                     -----------------------------------------------
                 -   PROMO ADVERTISING S.r.l.                                                   GRUPPO EDITORIALE FAENZA EDITRICE
                     (acquisition of advertising on behalf of
                     magazines, tv and multimedia broadcasting)
                                                                                     -----------------------------------------------
            -   GRUPPO EDITORIALE JCE S.p.A.                                                    GIALLO PROFESSIONAL PUBLISHING
                (publishing house)
                                                                                     -----------------------------------------------
            -   QUASAR E ASSOCIATI S.r.l.                                                       GIALLO PROFESSIONAL PUBLISHING
                (multimedia publishers)
                                                                                     -----------------------------------------------
                 -   EDITORIALE QUASAR S.r.l.                                                   QUASAR E ASSOCIATI
                     (publishing house and advertising agency)
                                                                                     -----------------------------------------------
            -   TTG ITALIA S.p.A.                                                               GIALLO PROFESSIONAL PUBLISHING
                (publishing house and advertising agency)
                                                                                     -----------------------------------------------
        -   GIALLO VOICE S.p.A.                                                                 SEAT PAGINE GIALLE
            (teleselling, telemarketing, call centers and marketing)
                                                                                     -----------------------------------------------
            -   IMR S.r.l.                                                                      GIALLO VOICE
                (call center services)
                                                                                     -----------------------------------------------
            -   OPS S.r.l.                                                                      GIALLO VOICE
                (call center services)
                                                                                     -----------------------------------------------
            -   TELEPROFESSIONAL S.r.l.                                                         GIALLO VOICE
                (call center services)
                                                                                     -----------------------------------------------
        -   GRUPPO BUFFETTI S.p.A.                                                              SEAT PAGINE GIALLE
            (supply of products regarding the paper industry, printing and publishing)
                                                                                     -----------------------------------------------
            -   OFFICE AUTOMATION PRODUCTS S.p.A.                                               GRUPPO BUFFETTI
                (wholesale magnetic stand)
                                                                                     -----------------------------------------------
                 -   IS PRODUCTS S.p.A.                                                         GRUPPO BUFFETTI
                     (marketing of office automation)                                           OFFICE AUTOMATION PRODUCTS
                                                                                     -----------------------------------------------
                 -   INCAS PRODUCTIONS S.r.l.                                                   OFFICE AUTOMATION PRODUCTS
                     (wholesale production and marketing of office consumable
                     products)
                                                                                     -----------------------------------------------
            -   PBS PROFESSIONAL BUSINESS SOFTWARE S.p.A.                                       GRUPPO BUFFETTI
                (production and trading of business software)
                                                                                     -----------------------------------------------
            -   SK DIRECT S.r.l.                                                                GRUPPO BUFFETTI
                (graphic arts)                                                                  OFFICE AUTOMATION PRODUCTS
                                                                                     -----------------------------------------------
        -   HOLDING MEDIA E COMUNICAZIONE H.M.C. S.p.A.                                         SEAT PAGINE GIALLE
            (production, marketing on TV and press)
                                                                                     -----------------------------------------------
            -   GLOBO EUROPA B.V. (in liquidation)                                              HOLDING MEDIA E COMUNICAZIONE H.M.C.
                (services and operations in the field of radio and tv
                 broadcasting)
                                                                                     -----------------------------------------------
            -   HOLDING MEDIA E COMUNICAZIONE PUBBLICITA S.r.l. (in liquidation)                HOLDING MEDIA E COMUNICAZIONE H.M.C.
                (purchase and sale of advertising spaces and management of advertising in the field of radio and tv broadcasting)
                                                                                     -----------------------------------------------
            -   TV INTERNAZIONALE S.p.A.                                                        HOLDING MEDIA E COMUNICAZIONE H.M.C.
                (purchase, management and maintenance of technical transmission systems for audio and video broadcasting)
                                                                                     -----------------------------------------------
                 -   BEIGUA S.r.l.                                                              TV INTERNAZIONALE
                     (purchase, management and maintenance of installation for
                     the repair and distribution of radio and tv broadcasting)
                                                                                     -----------------------------------------------


                    217 | Consolidated Financial Statements


Name
(type of business)                                                                            Head office
------------------------------------------------------------------------------------------------------------------------------------

            -   GIAROLO S.r.l.                                                                Rome                              EUR
                (purchase, management and maintenance of installation for the
                repair and distribution of radio and tv broadcasting)                         (Italy)
                                                                                              --------------------------------------
            -   MTV ITALIA S.r.l.                                                             Rome                              EUR
                (services in the field of radio and tv broadcasting, production
                and sale of radio, tv and cinema programs)                                    (Italy)
                                                                                              --------------------------------------
                 -   MTV PUBBLICITA S.r.l.                                                    Milan                             EUR
                     (advertising agency)                                                     (Italy)
                                                                                              --------------------------------------
-   TDL INFOMEDIA Ltd                                                                         Hampshire                         GBP
    (holding company)                                                                         (UK)
                                                                                              --------------------------------------
    -   MYBLUECAT.COM (in liquidation)                                                        Hampshire                         GBP
        (supply of services)                                                                  (UK)
                                                                                              --------------------------------------
    -   TDL INFOMEDIA FINANCE Ltd                                                             Hampshire                         GBP
        (holding company)                                                                     (UK)
                                                                                              --------------------------------------
        -   TDL INFOMEDIA HOLDINGS Plc                                                        Hampshire                         GBP
            (holding company)                                                                 (UK)
                                                                                              --------------------------------------
            -   TDL INFOMEDIA GROUP Plc                                                       Hampshire                         GBP
                (holding company)                                                             (UK)
                                                                                              --------------------------------------
                 -   TDL GROUP Ltd                                                            Hampshire                         GBP
                     (holding company)                                                        (UK)
                                                                                              --------------------------------------
                    -   THOMSON DIRECTORIES Ltd                                               Hampshire                         GBP
                        (publishing and marketing directories)                                (UK)
                                                                                              --------------------------------------
                        -   THOMSON DIRECTORIES PENSION COMPANY Ltd                           Hampshire                         GBP
                            (management of Thomson Directories Pension fund)                  (UK)
                                                                                              --------------------------------------
    -   TDL INVESTMENTS B.V. (in liquidation)                                                 Rotterdam                         EUR
        (supply of services)                                                                  (Holland)
                                                                                              --------------------------------------
-   TELEGATE HOLDING GmbH                                                                     Martinsried                       EUR
    (holding company)                                                                         (Germany)
                                                                                              --------------------------------------
    -   TELEGATE A.G.                                                                         Martinsried                       EUR
        (call center services)                                                                (Germany)
                                                                                              --------------------------------------
        -   118866 Ltd (former TELEGATE Ltd)                                                  London                            GBP
            (call center services)                                                            (UK)
                                                                                              --------------------------------------
        -   ARSMOVENDI.COM A.G. (in liquidation)                                              Munich                            EUR
            (Internet services)                                                               (Germany)
                                                                                              --------------------------------------
            -   TRAVELGATE BUSINESS GmbH (in liquidation)                                     Munich                            EUR
                (business tour operator)                                                      (Germany)
                                                                                              --------------------------------------
        -   DATAGATE GmbH                                                                     Martinsried                       EUR
            (call center)                                                                     (Germany)
                                                                                              --------------------------------------
        -   KIMTRAVEL CONSULTING A.G. (in liquidation)                                        Munich                            EUR
            (Internet services)                                                               (Germany)
                                                                                              --------------------------------------
        -   TELEGATE AKADEMIE GmbH                                                            Rostock                           EUR
            (training center for employees of call centers)                                   (Germany)
                                                                                              --------------------------------------
        -   TELEGATE ANKLAM GmbH                                                              Anklam                            EUR
            (Internet services)                                                               (Germany)
                                                                                              --------------------------------------
            -   11880.com GmbH                                                                Martinsried                       EUR
                (call center services)                                                        (Germany)
                                                                                              --------------------------------------
            -   MOBILSAFE A.G. (in liquidation)                                               Meerbusch                         EUR
                (Internet services)                                                           (Germany)
                                                                                              --------------------------------------
        -   TELEGATE ESPANA S.A.                                                              Madrid                            EUR
            (call center services)                                                            (Spain)
                                                                                              --------------------------------------
        -   TELEGATE GmbH                                                                     Vienna                            EUR
            (call center services)                                                            (Austria)
                                                                                              --------------------------------------
        -   TELEGATE Inc.                                                                     Texas                             USD
            (call center services)                                                            (USA)
                                                                                              --------------------------------------
        -   TELEGATE ITALIA S.r.l.                                                            Milan                             EUR
            (call center services)                                                            (Italy)
                                                                                              --------------------------------------
        -   TGT HOLDING B.V. (in liquidation)                                                 Schiphol                          EUR
            (holding company)                                                                 (Holland)
                                                                                              --------------------------------------

Information Technology - Market

FINSIEL - Consulenza e Applicazioni Informatiche S.p.A.                                       Rome                              EUR
(conception and implementation of projects in information technology
applications)                                                                                 (Italy)
                                                                                              --------------------------------------
-   AGRISIAN - Consulenza e Servizi per l'Agricoltura S.C.p.A.                                Rome                              EUR
    (consulting and services in favour of agriculture)                                        (Italy)
                                                                                              --------------------------------------
-   ASPASIEL S.r.l.                                                                           Rome                              EUR
    (information systems)                                                                     (Italy)
                                                                                              --------------------------------------
-   BANKSIEL - Societa di informatica e Organizzazione p.A.                                   Milan                             EUR
    (design, installation, operation and maintenance of information systems for
    bank and insurance companies)                                                             (Italy)
                                                                                              --------------------------------------


Name                                                                                                                         %
(type of business)                                                                    Share capital                  ownership
------------------------------------------------------------------------------------------------------------------------------------

            -   GIAROLO S.r.l.                                                                            50,490         75.50
                (purchase, management and maintenance of installation for the repair and distribution of radio and tv broadcasting)
                                                                                      ----------------------------------------------
            -   MTV ITALIA S.r.l.                                                                     12,151,928         51.00
                (services in the field of radio and tv broadcasting, production and sale of radio, tv and cinema programs)
                                                                                      ----------------------------------------------
                 -   MTV PUBBLICITA S.r.l.                                                                10,400        100.00
                     (advertising agency)
                                                                                      ----------------------------------------------
-   TDL INFOMEDIA Ltd                                                                                 139,524.78         99.73
    (holding company)
                                                                                      ----------------------------------------------
    -   MYBLUECAT.COM (in liquidation)                                                                         2        100.00
        (supply of services)
                                                                                      ----------------------------------------------
    -   TDL INFOMEDIA FINANCE Ltd                                                                       9,734.09        100.00
        (holding company)
                                                                                      ----------------------------------------------
        -   TDL INFOMEDIA HOLDINGS Plc                                                                397,126.43        100.00
            (holding company)
                                                                                      ----------------------------------------------
            -   TDL INFOMEDIA GROUP Plc                                                               624,576.64        100.00
                (holding company)
                                                                                      ----------------------------------------------
                 -   TDL GROUP Ltd                                                                     89,864.25        100.00
                     (holding company)
                                                                                      ----------------------------------------------
                    -   THOMSON DIRECTORIES Ltd                                                        1,340,000        100.00
                        (publishing and marketing directories)
                                                                                      ----------------------------------------------
                        -   THOMSON DIRECTORIES PENSION COMPANY Ltd                                            2        100.00
                            (management of Thomson Directories Pension fund)
                                                                                      ----------------------------------------------
    -   TDL INVESTMENTS B.V. (in liquidation)                                                             20,000        100.00
        (supply of services)
                                                                                      ----------------------------------------------
-   TELEGATE HOLDING GmbH                                                                                 26,076        100.00
    (holding company)
                                                                                      ----------------------------------------------
    -   TELEGATE A.G.                                                                                 20,944,355         16.46
        (call center services)                                                                                           61.98
                                                                                      ----------------------------------------------
        -   118866 Ltd (former TELEGATE Ltd)                                                                   1        100.00
            (call center services)
                                                                                      ----------------------------------------------
        -   ARSMOVENDI.COM A.G. (in liquidation)                                                         150,000        100.00
            (Internet services)
                                                                                      ----------------------------------------------
            -   TRAVELGATE BUSINESS GmbH (in liquidation)                                                 25,000        100.00
                (business tour operator)
                                                                                      ----------------------------------------------
        -   DATAGATE GmbH                                                                                 25,000        100.00
            (call center)
                                                                                      ----------------------------------------------
        -   KIMTRAVEL CONSULTING A.G. (in liquidation)                                                    69,493        100.00
            (Internet services)
                                                                                      ----------------------------------------------
        -   TELEGATE AKADEMIE GmbH                                                                        25,000        100.00
            (training center for employees of call centers)
                                                                                      ----------------------------------------------
        -   TELEGATE ANKLAM GmbH                                                                          51,129        100.00
            (Internet services)
                                                                                      ----------------------------------------------
            -   11880.com GmbH                                                                            25,000        100.00
                (call center services)
                                                                                      ----------------------------------------------
            -   MOBILSAFE A.G. (in liquidation)                                                          150,000        100.00
                (Internet services)
                                                                                      ----------------------------------------------
        -   TELEGATE ESPANA S.A.                                                                       3,061,000        100.00
            (call center services)
                                                                                      ----------------------------------------------
        -   TELEGATE GmbH                                                                                 35,000        100.00
            (call center services)
                                                                                      ----------------------------------------------
        -   TELEGATE Inc.                                                                             10,000,010        100.00
            (call center services)
                                                                                      ----------------------------------------------
        -   TELEGATE ITALIA S.r.l.                                                                       129,000        100.00
            (call center services)
                                                                                      ----------------------------------------------
        -   TGT HOLDING B.V. (in liquidation)                                                             18,200        100.00
            (holding company)
                                                                                      ----------------------------------------------

Information Technology - Market

FINSIEL - Consulenza e Applicazioni Informatiche S.p.A.                                            59,982,384.60         77.92
(conception and implementation of projects in information technology
applications)                                                                                                             0.63
                                                                                      ----------------------------------------------
-   AGRISIAN - Consulenza e Servizi per l'Agricoltura S.C.p.A.                                        10,330,000         50.86
    (consulting and services in favour of agriculture)
                                                                                      ----------------------------------------------
-   ASPASIEL S.r.l.                                                                                      260,000         50.00
    (information systems)
                                                                                      ----------------------------------------------
-   BANKSIEL - Societa di informatica e Organizzazione p.A.                                           10,400,000         55.50
    (design, installation, operation and maintenance of information systems for bank and insurance companies)
                                                                                      ----------------------------------------------

                                                                                              %
Name                                                                                  of voting
(type of business)                                                                       rights  Held by
------------------------------------------------------------------------------------------------------------------------------------

            -   GIAROLO S.r.l.                                                                   TV INTERNAZIONALE
                (purchase, management and maintenance of installation for the repair and distribution of radio and tv broadcasting)
                                                                                      ----------------------------------------------
            -   MTV ITALIA S.r.l.                                                                TV INTERNAZIONALE
                (services in the field of radio and tv broadcasting, production and sale of radio, tv and cinema programs)
                                                                                      ----------------------------------------------
                 -   MTV PUBBLICITA S.r.l.                                                       MTV ITALIA
                     (advertising agency)
                                                                                      ----------------------------------------------
-   TDL INFOMEDIA Ltd                                                                            SEAT PAGINE GIALLE
    (holding company)
                                                                                      ----------------------------------------------
    -   MYBLUECAT.COM (in liquidation)                                                           TDL INFOMEDIA
        (supply of services)
                                                                                      ----------------------------------------------
    -   TDL INFOMEDIA FINANCE Ltd                                                                TDL INFOMEDIA
        (holding company)
                                                                                      ----------------------------------------------
        -   TDL INFOMEDIA HOLDINGS Plc                                                           TDL INFOMEDIA FINANCE
            (holding company)
                                                                                      ----------------------------------------------
            -   TDL INFOMEDIA GROUP Plc                                                          TDL INFOMEDIA HOLDINGS
                (holding company)
                                                                                      ----------------------------------------------
                 -   TDL GROUP Ltd                                                               TDL INFOMEDIA GROUP
                     (holding company)
                                                                                      ----------------------------------------------
                    -   THOMSON DIRECTORIES Ltd                                                  TDL GROUP
                        (publishing and marketing directories)
                                                                                      ----------------------------------------------
                        -   THOMSON DIRECTORIES PENSION COMPANY Ltd                              THOMSON DIRECTORIES
                            (management of Thomson Directories Pension fund)
                                                                                      ----------------------------------------------
    -   TDL INVESTMENTS B.V. (in liquidation)                                                    TDL INFOMEDIA
        (supply of services)
                                                                                      ----------------------------------------------
-   TELEGATE HOLDING GmbH                                                                        SEAT PAGINE GIALLE
    (holding company)
                                                                                      ----------------------------------------------
    -   TELEGATE A.G.                                                                            SEAT PAGINE GAILLE
        (call center services)                                                                   TELEGATE HOLDING
                                                                                      ----------------------------------------------
        -   118866 Ltd (former TELEGATE Ltd)                                                     TELEGATE A.G.
            (call center services)
                                                                                      ----------------------------------------------
        -   ARSMOVENDI.COM A.G. (in liquidation)                                                 TELEGATE A.G.
            (Internet services)
                                                                                      ----------------------------------------------
            -   TRAVELGATE BUSINESS GmbH (in liquidation)                                        ARSMOVENDI.COM
                (business tour operator)
                                                                                      ----------------------------------------------
        -   DATAGATE GmbH                                                                        TELEGATE A.G.
            (call center)
                                                                                      ----------------------------------------------
        -   KIMTRAVEL CONSULTING A.G. (in liquidation)                                           TELEGATE A.G.
            (Internet services)
                                                                                      ----------------------------------------------
        -   TELEGATE AKADEMIE GmbH                                                               TELEGATE A.G.
            (training center for employees of call centers)
                                                                                      ----------------------------------------------
        -   TELEGATE ANKLAM GmbH                                                                 TELEGATE A.G.
            (Internet services)
                                                                                      ----------------------------------------------
            -   11880.com GmbH                                                                   TELEGATE ANKLAM
                (call center services)
                                                                                      ----------------------------------------------
            -   MOBILSAFE A.G. (in liquidation)                                                  TELEGATE ANKLAM
                (Internet services)
                                                                                      ----------------------------------------------
        -   TELEGATE ESPANA S.A.                                                                 TELEGATE A.G.
            (call center services)
                                                                                      ----------------------------------------------
        -   TELEGATE GmbH                                                                        TELEGATE A.G.
            (call center services)
                                                                                      ----------------------------------------------
        -   TELEGATE Inc.                                                                        TELEGATE A.G.
            (call center services)
                                                                                      ----------------------------------------------
        -   TELEGATE ITALIA S.r.l.                                                               TELEGATE A.G.
            (call center services)
                                                                                      ----------------------------------------------
        -   TGT HOLDING B.V. (in liquidation)                                                    TELEGATE A.G.
            (holding company)
                                                                                      ----------------------------------------------

Information Technology - Market

FINSIEL - Consulenza e Applicazioni Informatiche S.p.A.                                          TELECOM ITALIA
(conception and implementation of projects in information technology
applications)                                                                                    FINSIEL
                                                                                      ----------------------------------------------
-   AGRISIAN - Consulenza e Servizi per l'Agricoltura S.C.p.A.                                   FINSIEL
    (consulting and services in favour of agriculture)
                                                                                      ----------------------------------------------
-   ASPASIEL S.r.l.                                                                       51.00  FINSIEL
    (information systems)
                                                                                      ----------------------------------------------
-   BANKSIEL - Societa di informatica e Organizzazione p.A.                                      FINSIEL
    (design, installation, operation and maintenance of information systems for bank and insurance companies)
                                                                                      ----------------------------------------------


                    218 | Consolidated Financial Statements


Name
(type of business)                                                                            Head office
------------------------------------------------------------------------------------------------------------------------------------

-   CARISIEL Sistemi Informativi Elettronici per il Settore Creditizio e
    Finanziario S.p.A. electronic information systems for banking and financial               Rende                             EUR
    industry)                                                                                 (Cosenza, Italy)
                                                                                              --------------------------------------
-   CENTROSIEL S.p.A.                                                                         Milan                             EUR
    (information systems)                                                                     (Italy)
                                                                                              --------------------------------------
-   EIS - Elettronica Ingegneria Sistemi S.p.A.                                               Rome                              EUR
    (design, installation, operation and maintenance of sophisticated
    electronic systems)                                                                       (Italy)
                                                                                              --------------------------------------
-   FINSIEL ROMANIA S.r.l.                                                                    Bucharest                         ROL
    (information systems)                                                                     (Rumania)
                                                                                              --------------------------------------
-   INSIEL - Informatica per il Sistema degli Enti Locall S.p.A.                              Trieste                           EUR
    (information systems)                                                                     (Italy)
                                                                                              --------------------------------------
    -   VENIS - VENEZIA INFORMATICA E SISTEMI S.p.A.                                          Venice                            EUR
        (information systems for the municipality of Venice and other public
        entities)                                                                             (Italy)
                                                                                              --------------------------------------
-   INTERSIEL - Societa Interregionale Sistemi Informativi Elettronici S.p.A.                 Rende                             EUR
    (design, installation, operation and maintenance of information systems)                  (Cosenza, Italy)
                                                                                              --------------------------------------
-   KRENESIEL - Societa Sarda di Informatica S.p.A.                                           Sassari                           EUR
    (information systems)                                                                     (Italy)
                                                                                              --------------------------------------
-   TELE SISTEMI FERROVIARI S.p.A.                                                            Rome                              EUR
    (information systems)                                                                     (Italy)
                                                                                              --------------------------------------
-   WEBRED S.p.A.                                                                             Perugia                           EUR
    (information systems)                                                                     (Italy)
                                                                                              --------------------------------------


Information Technology - Group

IT TELECOM S.p.A.                                                                             Rome                              EUR
(information and communication technology)                                                    (Italy)
                                                                                              --------------------------------------
-   NETIKOS S.p.A.                                                                            Rome                              EUR
    (information systems)                                                                     (Italy)
                                                                                              --------------------------------------
    -   NETIKOS FINLAND OY                                                                    Helsinki                          EUR
        (development of wireless solutions)                                                   (Finland)
                                                                                              --------------------------------------
-   SODALIA NORTH AMERICA Inc.                                                                Virginia                          USD
    (telecommunications software)                                                             (USA)
                                                                                              --------------------------------------
-   EUSTEMA S.p.A.                                                                            Rome                              EUR
    (design, research, development and marketing of software, information and
    online systems)                                                                           (Italy)
                                                                                              --------------------------------------
-   TECO SOFT ARGENTINA S.A.                                                                  Buenos Aires                      ARS
    (design, realization and sale of software)                                                (Argentina)
                                                                                              --------------------------------------
-   TELESOFT HELLAS S.A.                                                                      Athens                            EUR
    (telecommunications software)                                                             (Greece)
                                                                                              --------------------------------------
-   TELESOFT RUSSIA ZAO                                                                       Moscow                            RUB
    (telecommunications software)                                                             (Russia)
                                                                                              --------------------------------------
-   WEBEGG S.p.A.                                                                             Milan                             EUR
    (e-business solution)                                                                     (Italy)
                                                                                              --------------------------------------
    -   TELEAP S.p.A.                                                                         Ivrea                             EUR
        (software applications, architecture)                                                 (Turin, Italy)
                                                                                              --------------------------------------
    -   @LIVE S.p.A.                                                                          Turin                             EUR
        (international training)                                                              (Italy)
                                                                                              --------------------------------------
    -   DOMUS ACCADEMY S.p.A.                                                                 Milan                             EUR
        (design research)                                                                     (Italy)
                                                                                              --------------------------------------
    -   W.P. WINNER PROJECT B.V.                                                              Rotterdam                         EUR
        (software applications)                                                               (Holland)
                                                                                              --------------------------------------
        -   SOFTWARE FACTORY S.p.A.                                                           Milan                             EUR
            (software applications)                                                           (Italy)
                                                                                              --------------------------------------
TELECOM ITALIA LAB S.p.A.                                                                     Turin                             EUR
(studies, research and venture capital in telecommunications and electronics)                 (Italy)
                                                                                              --------------------------------------
-   LOQUENDO - SOCIETA PER AZIONI                                                             Turin                             EUR
    (research, development and trading of technologies and equipments regarding               (Italy)
    vocal recognition and interaction)
                                                                                              --------------------------------------
-   TELECOM ITALIA LAB GENERAL PARTNER S.A.                                                   Luxembourg                        USD
    (holding company)
                                                                                              --------------------------------------
-   TELECOM ITALIA LAB S.A.                                                                   Luxembourg                        USD
    (holding company)
                                                                                              --------------------------------------
    -   TELECOM ITALIA LAB B.V.                                                               Amsterdam                         EUR
        (holding company)                                                                     (Holland)
                                                                                              --------------------------------------
-   TELSY Elettronica e Telecomunicazioni S.p.A.                                              Turin                             EUR
    (manufacturing and sale of systems for encrypted telecommunications)                      (Italy)



Name                                                                                                                         %
(type of business)                                                                    Share capital                  ownership
------------------------------------------------------------------------------------------------------------------------------------

-   CARISIEL Sistemi Informativi Elettronici per il Settore Creditizio e
    Finanziario S.p.A. electronic information systems for banking and financial                          769,585          2.00
    industry)                                                                                                            98.00
                                                                                      ----------------------------------------------
-   CENTROSIEL S.p.A.                                                                                    516,600         47.00
    (information systems)
                                                                                      ----------------------------------------------
-   EIS - Elettronica Ingegneria Sistemi S.p.A.                                                        5,165,000        100.00
    (design, installation, operation and maintenance of sophisticated electronic systems)
                                                                                      ----------------------------------------------
-   FINSIEL ROMANIA S.r.l.                                                                        11,841,500,000         90.53
    (information systems)
                                                                                      ----------------------------------------------
-   INSIEL - Informatica per il Sistema degli Enti Locall S.p.A.                                       7,755,000         52.00
    (information systems)
                                                                                      ----------------------------------------------
    -   VENIS - VENEZIA INFORMATICA E SISTEMI S.p.A.                                                   1,549,500         20.40
        (information systems for the municipality of Venice and other public
        entities)                                                                                                        30.60
                                                                                      ----------------------------------------------
-   INTERSIEL - Societa Interregionale Sistemi Informativi Elettronici S.p.A.                          1,033,000        100.00
    (design, installation, operation and maintenance of information systems)
                                                                                      ----------------------------------------------
-   KRENESIEL - Societa Sarda di Informatica S.p.A.                                                    2,582,300         41.00
    (information systems)                                                                                                10.00
                                                                                      ----------------------------------------------
-   TELE SISTEMI FERROVIARI S.p.A.                                                                 77,003,669.54         61.00
    (information systems)
                                                                                      ----------------------------------------------
-   WEBRED S.p.A.                                                                                      1,560,000         51.00
    (information systems)
                                                                                      ----------------------------------------------


Information Technology - Group

IT TELECOM S.p.A.                                                                                     96,853,000        100.00
(information and communication technology)
                                                                                      ----------------------------------------------
-   NETIKOS S.p.A.                                                                                    13,416,000        100.00
    (information systems)
                                                                                      ----------------------------------------------
    -   NETIKOS FINLAND OY                                                                                10,700        100.00
        (development of wireless solutions)
                                                                                      ----------------------------------------------
-   SODALIA NORTH AMERICA Inc.                                                                           700,000        100.00
    (telecommunications software)
                                                                                      ----------------------------------------------
-   EUSTEMA S.p.A.                                                                                       312,000         67.33
    (design, research, development and marketing of software, information and online systems)
                                                                                      ----------------------------------------------
-   TECO SOFT ARGENTINA S.A.                                                                              12,000        100.00 (*)
    (design, realization and sale of software)
                                                                                      ----------------------------------------------
-   TELESOFT HELLAS S.A.                                                                                489,000`        100.00
    (telecommunications software)
                                                                                      ----------------------------------------------
-   TELESOFT RUSSIA ZAO                                                                                1,592,000         75.00
    (telecommunications software)
                                                                                      ----------------------------------------------
-   WEBEGG S.p.A.                                                                                     33,107,160         69.80
    (e-business solution)                                                                                                30.20
                                                                                      ----------------------------------------------
    -   TELEAP S.p.A.                                                                                  1,560,000        100.00
        (software applications, architecture)
                                                                                      ----------------------------------------------
    -   @LIVE S.p.A.                                                                                      10,000        100.00
        (international training)
                                                                                      ----------------------------------------------
    -   DOMUS ACCADEMY S.p.A.                                                                            140,000         67.33
        (design research)
                                                                                      ----------------------------------------------
    -   W.P. WINNER PROJECT B.V.                                                                          18,152        100.00
        (software applications)
                                                                                      ----------------------------------------------
        -   SOFTWARE FACTORY S.p.A.                                                                    1,500,000        100.00
            (software applications)
                                                                                      ----------------------------------------------
TELECOM ITALIA LAB S.p.A.                                                                             27,455,000        100.00
(studies, research and venture capital in telecommunications and electronics)
                                                                                      ----------------------------------------------
-   LOQUENDO - SOCIETA PER AZIONI                                                                      3,573,741         99.99
    (research, development and trading of technologies and equipments regarding vocal recognition and interaction)
                                                                                      ----------------------------------------------
-   TELECOM ITALIA LAB GENERAL PARTNER S.A.                                                               30,000         99.97
    (holding company)                                                                                                     0.03
                                                                                      ----------------------------------------------
-   TELECOM ITALIA LAB S.A.                                                                           25,894,360         99.99
    (holding company)                                                                                                     0.01
                                                                                      ----------------------------------------------
    -   TELECOM ITALIA LAB B.V.                                                                           18,655        100.00
        (holding company)
                                                                                      ----------------------------------------------
-   TELSY Elettronica e Telecomunicazioni S.p.A.                                                         390,000        100.00
    (manufacturing and sale of systems for encrypted telecommunications)


                                                                                              %
Name                                                                                  of voting
(type of business)                                                                       rights  Held by
------------------------------------------------------------------------------------------------------------------------------------

-   CARISIEL Sistemi Informativi Elettronici per il Settore Creditizio e
    Finanziario S.p.A. electronic information systems for banking and financial                  FINSIEL
    industry)                                                                                    BANKSIEL
                                                                                      ----------------------------------------------
-   CENTROSIEL S.p.A.                                                                     51.00  BANKSIEL
    (information systems)
                                                                                      ----------------------------------------------
-   EIS - Elettronica Ingegneria Sistemi S.p.A.                                                  FINSIEL
    (design, installation, operation and maintenance of sophisticated electronic systems)
                                                                                      ----------------------------------------------
-   FINSIEL ROMANIA S.r.l.                                                                       FINSIEL
    (information systems)
                                                                                      ----------------------------------------------
-   INSIEL - Informatica per il Sistema degli Enti Locall S.p.A.                                 FINSIEL
    (information systems)
                                                                                      ----------------------------------------------
    -   VENIS - VENEZIA INFORMATICA E SISTEMI S.p.A.                                             FINSIEL
        (information systems for the municipality of Venice and other public
        entities)                                                                                INSIEL
                                                                                      ----------------------------------------------
-   INTERSIEL - Societa Interregionale Sistemi Informativi Elettronici S.p.A.                    FINSIEL
    (design, installation, operation and maintenance of information systems)
                                                                                      ----------------------------------------------
-   KRENESIEL - Societa Sarda di Informatica S.p.A.                                              FINSIEL
    (information systems)                                                                        INSIEL
                                                                                      ----------------------------------------------
-   TELE SISTEMI FERROVIARI S.p.A.                                                               FINSIEL
    (information systems)
                                                                                      ----------------------------------------------
-   WEBRED S.p.A.                                                                                FINSIEL
    (information systems)
                                                                                      ----------------------------------------------


Information Technology - Group

IT TELECOM S.p.A.                                                                                TELECOM ITALIA
(information and communication technology)
                                                                                      ----------------------------------------------
-   NETIKOS S.p.A.                                                                               IT TELECOM
    (information systems)
                                                                                      ----------------------------------------------
    -   NETIKOS FINLAND OY                                                                       NETIKOS
        (development of wireless solutions)
                                                                                      ----------------------------------------------
-   SODALIA NORTH AMERICA Inc.                                                                   IT TELECOM
    (telecommunications software)
                                                                                      ----------------------------------------------
-   EUSTEMA S.p.A.                                                                               IT TELECOM
    (design, research, development and marketing of software, information and online systems)
                                                                                      ----------------------------------------------
-   TECO SOFT ARGENTINA S.A.                                                                     IT TELECOM
    (design, realization and sale of software)
                                                                                      ----------------------------------------------
-   TELESOFT HELLAS S.A.                                                                         IT TELECOM
    (telecommunications software)
                                                                                      ----------------------------------------------
-   TELESOFT RUSSIA ZAO                                                                          IT TELECOM
    (telecommunications software)
                                                                                      ----------------------------------------------
-   WEBEGG S.p.A.                                                                                IT TELECOM
    (e-business solution)                                                                        FINSIEL
                                                                                      ----------------------------------------------
    -   TELEAP S.p.A.                                                                            WEBEGG
        (software applications, architecture)
                                                                                      ----------------------------------------------
    -   @LIVE S.p.A.                                                                             WEBEGG
        (international training)
                                                                                      ----------------------------------------------
    -   DOMUS ACCADEMY S.p.A.                                                                    WEBEGG
        (design research)
                                                                                      ----------------------------------------------
    -   W.P. WINNER PROJECT B.V.                                                                 WEBEGG
        (software applications)
                                                                                      ----------------------------------------------
        -   SOFTWARE FACTORY S.p.A.                                                              W.P. WINNER PROJECT
            (software applications)
                                                                                      ----------------------------------------------
TELECOM ITALIA LAB S.p.A.                                                                        TELECOM ITALIA
(studies, research and venture capital in telecommunications and electronics)
                                                                                      ----------------------------------------------
-   LOQUENDO - SOCIETA PER AZIONI                                                                TELECOM ITALIA LAB S.p.A.
    (research, development and trading of technologies and equipments regarding vocal recognition and interaction)
                                                                                      ----------------------------------------------
-   TELECOM ITALIA LAB GENERAL PARTNER S.A.                                                      TELECOM ITALIA LAB S.p.A.
    (holding company)                                                                            TELECOM ITALIA FINANCE
                                                                                      ----------------------------------------------
-   TELECOM ITALIA LAB S.A.                                                                      TELECOM ITALIA LAB S.p.A.
    (holding company)                                                                            TELECOM ITALIA FINANCE
                                                                                      ----------------------------------------------
    -   TELECOM ITALIA LAB B.V.                                                                  TELECOM ITALIA LAB S.A.
        (holding company)
                                                                                      ----------------------------------------------
-   TELSY Elettronica e Telecomunicazioni S.p.A.                                                 TELECOM ITALIA LAB S.p.A.
    (manufacturing and sale of systems for encrypted telecommunications)
                                                                                                 TELECOM ITALIA LAB S.p.A.


                    219 | Consolidated Financial Statements


Name
(type of business)                                                                            Head office
------------------------------------------------------------------------------------------------------------------------------------

Other operations

EMSA Servizi S.p.A. (former CONSULTEL S.p.A.)                                                 Rome                              EUR
(real estate management)                                                                      (Italy)
                                                                                              --------------------------------------
EPICLINK S.p.A.                                                                               Segrate                           EUR
(telecommunications services)                                                                 (Milan, Italy)
                                                                                              --------------------------------------
IN.TELAUDIT S.c.a r.l.                                                                        Milan                             EUR
(internal auditing for the Telecom Italia Group)                                              (Italy)

                                                                                              --------------------------------------
NETESI S.p.a.                                                                                 Milan                             EUR
(telecommunication and multimedia services)                                                   (Italy)
                                                                                              --------------------------------------
SAIAT - Societa Attivita Intermedie Ausillarie Telecomunicazioni p.A.                         Turin                             EUR
(financing)                                                                                   (Italy)
                                                                                              --------------------------------------
TELECOM ITALIA LEARNING SERVICES S.p.A. (former SSGRR)                                        L'Aquila                          EUR
(professional training)                                                                       (Italy)
                                                                                              --------------------------------------
-   TELECOM ITALIA LEARNING SERVICES DO BRASIL Ltda (former CONSIEL DO BRASIL)                Sao Paulo                         BRL
    (consulting and information systems)                                                      (Brazil)
                                                                                              --------------------------------------
TECNO SERVIZI MOBILI S.r.l.                                                                   Rome                              EUR
(real estate management)                                                                      (Italy)
                                                                                              --------------------------------------
TELECOM ITALIA INTERNATIONAL N.V. (former STET INTERNATIONAL NETHERLANDS N.V.)                Amsterdam                         EUR
(holding company)                                                                             (Holland)
                                                                                              --------------------------------------
-   BBNED N.V.                                                                                Amsterdam                         EUR
    (telecommunications services)                                                             (Holland)
                                                                                              --------------------------------------
    -   BBEYOND B.V.                                                                          Amsterdam                         EUR
        (telecommunications services)                                                         (Holland)
                                                                                              --------------------------------------
-   ICH - International Communication Holding N.V.                                            Amsterdam                         EUR
    (holding company)                                                                         (Holland)
                                                                                              --------------------------------------
    -   ETI - Euro Telecom International N.V.                                                 Amsterdam                         EUR
        (holding company)                                                                     (Holland)
                                                                                              --------------------------------------
TELECOM ITALIA FINANCE S.A. (former TI WEB)                                                   Luxembourg                        EUR
(holding company)
                                                                                              --------------------------------------
-   ISM S.r.l.                                                                                Turin                             EUR
    (holding company)                                                                         (Italy)
                                                                                              --------------------------------------
    -   N.V. VERTICO                                                                          Brussels                          EUR
        (holding company)                                                                     (Belgium)
                                                                                              --------------------------------------
-   TELSI Ltd                                                                                 London                            EUR
    (holding company)                                                                         (UK)
                                                                                              --------------------------------------
TELE PAY ROLL SERVICES S.p.A.                                                                 Rome                              EUR
(information systems for payroll services)                                                    (Italy)
                                                                                              --------------------------------------


Name                                                                                                                         %
(type of business)                                                                    Share capital                  ownership
------------------------------------------------------------------------------------------------------------------------------------

Other operations

EMSA Servizi S.p.A. (former CONSULTEL S.p.A.)                                                          5,000,000        100.00
(real estate management)
                                                                                      ----------------------------------------------
EPICLINK S.p.A.                                                                                       12,500,000         86.00
(telecommunications services)
                                                                                      ----------------------------------------------
IN.TELAUDIT S.c.a r.l.                                                                                 2,750,000         54.55
(internal auditing for the Telecom Italia Group)                                                                         18.18
                                                                                                                         18.18
                                                                                      ----------------------------------------------
NETESI S.p.a.                                                                                         14,744,573        100.00
(telecommunication and multimedia services)
                                                                                      ----------------------------------------------
SAIAT - Societa Attivita Intermedie Ausillarie Telecomunicazioni p.A.                                 35,745,120        100.00
(financing)
                                                                                      ----------------------------------------------
TELECOM ITALIA LEARNING SERVICES S.p.A. (former SSGRR)                                                 1,560,000        100.00
(professional training)
                                                                                      ----------------------------------------------
-   TELECOM ITALIA LEARNING SERVICES DO BRASIL Ltda (former CONSIEL DO BRASIL)                           174,040        100.00 (*)
    (consulting and information systems)
                                                                                      ----------------------------------------------
TECNO SERVIZI MOBILI S.r.l.                                                                               26,000         51.00
(real estate management)
                                                                                      ----------------------------------------------
TELECOM ITALIA INTERNATIONAL N.V. (former STET INTERNATIONAL NETHERLANDS N.V.)                     2,399,483,300        100.00
(holding company)
                                                                                      ----------------------------------------------
-   BBNED N.V.                                                                                        82,425,000         97.56
    (telecommunications services)
                                                                                      ----------------------------------------------
    -   BBEYOND B.V.                                                                                      18,000        100.00
        (telecommunications services)
                                                                                      ----------------------------------------------
-   ICH - International Communication Holding N.V.                                                        50,000        100.00
    (holding company)
                                                                                      ----------------------------------------------
    -   ETI - Euro Telecom International N.V.                                                             50,050        100.00
        (holding company)
                                                                                      ----------------------------------------------
TELECOM ITALIA FINANCE S.A. (former TI WEB)                                                          869,162,615        100.00 (*)
(holding company)
                                                                                      ----------------------------------------------
-   ISM S.r.l.                                                                                            10,000        100.00
    (holding company)
                                                                                      ----------------------------------------------
    -   N.V. VERTICO                                                                                   3,533,781         99.99
        (holding company)                                                                                                 0.01
                                                                                      ----------------------------------------------
-   TELSI Ltd                                                                                        603,565,000        100.00 (*)
    (holding company)
                                                                                      ----------------------------------------------
TELE PAY ROLL SERVICES S.p.A.                                                                          2,840,000        100.00
(information systems for payroll services)
                                                                                      ----------------------------------------------

                                                                                              %
Name                                                                                  of voting
(type of business)                                                                       rights  Held by
------------------------------------------------------------------------------------------------------------------------------------

Other operations

EMSA Servizi S.p.A. (former CONSULTEL S.p.A.)                                                    TELECOM ITALIA
(real estate management)
                                                                                      ----------------------------------------------
EPICLINK S.p.A.                                                                                  TELECOM ITALIA
(telecommunications services)
                                                                                      ----------------------------------------------
IN.TELAUDIT S.c.a r.l.                                                                           TELECOM ITALIA
(internal auditing for the Telecom Italia Group)                                                 SEAT PAGINE GIALLE
                                                                                                 TELECOM ITALIA MOBILE
                                                                                      ----------------------------------------------
NETESI S.p.a.                                                                                    TELECOM ITALIA
(telecommunication and multimedia services)
                                                                                      ----------------------------------------------
SAIAT - Societa Attivita Intermedie Ausillarie Telecomunicazioni p.A.                            TELECOM ITALIA
(financing)
                                                                                      ----------------------------------------------
TELECOM ITALIA LEARNING SERVICES S.p.A. (former SSGRR)                                           TELECOM ITALIA
(professional training)
                                                                                      ----------------------------------------------
-   TELECOM ITALIA LEARNING SERVICES DO BRASIL Ltda (former CONSIEL DO BRASIL)                   TELECOM ITALIA LEARNING SERVICES
    (consulting and information systems)
                                                                                      ----------------------------------------------
TECNO SERVIZI MOBILI S.r.l.                                                                      TELECOM ITALIA
(real estate management)
                                                                                      ----------------------------------------------
TELECOM ITALIA INTERNATIONAL N.V. (former STET INTERNATIONAL NETHERLANDS N.V.)                   TELECOM ITALIA
(holding company)
                                                                                      ----------------------------------------------
-   BBNED N.V.                                                                                   TELECOM ITALIA INTERNATIONAL
    (telecommunications services)
                                                                                      ----------------------------------------------
    -   BBEYOND B.V.                                                                             BBNED
        (telecommunications services)
                                                                                      ----------------------------------------------
-   ICH - International Communication Holding N.V.                                               TELECOM ITALIA INTERNATIONAL
    (holding company)
                                                                                      ----------------------------------------------
    -   ETI - Euro Telecom International N.V.                                                    ICH
        (holding company)
                                                                                      ----------------------------------------------
TELECOM ITALIA FINANCE S.A. (former TI WEB)                                                      TELECOM ITALIA
(holding company)
                                                                                      ----------------------------------------------
-   ISM S.r.l.                                                                                   TELECOM ITALIA FINANCE
    (holding company)
                                                                                      ----------------------------------------------
    -   N.V. VERTICO                                                                             ISM
        (holding company)                                                                        TELECOM ITALIA FINANCE
                                                                                      ----------------------------------------------
-   TELSI Ltd                                                                                    TELECOM ITALIA FINANCE
    (holding company)
                                                                                      ----------------------------------------------
TELE PAY ROLL SERVICES S.p.A.                                                                    TELECOM ITALIA
(information systems for payroll services)
                                                                                      ----------------------------------------------


---------
* The percentage of ownership includes Ordinary Shares/Quotas held by members of the Board of Directors/Managers, as requested by local laws in order to undertake the charge of Director/Manager, or held by Fiduciaries.


                    220 | Consolidated Financial Statements

LIST OF COMPANIES CONSOLIDATED BY THE EQUITY METHOD


Name
(type of business)                                                                            Head office
------------------------------------------------------------------------------------------------------------------------------------

SUBSIDIARIES

                                                                                              --------------------------------------
EDOTEL S.p.A.                                                                                 Turin                             EUR
(holding company)                                                                             (Italy)
                                                                                              --------------------------------------
EURO DATACOM Ltd                                                                              Huddersfield                      GBP
(telecommunications services)                                                                 (UK)
                                                                                              --------------------------------------
GOALLARS B.V.                                                                                 Amsterdam                         EUR
(management of an Internet site)                                                              (Holland)
                                                                                              --------------------------------------
TELECOM ITALIA CAPITAL S.A.                                                                   Luxembourg                        EUR
(financing)
                                                                                              --------------------------------------
TELECOM MEDIA INTERNATIONAL ITALY-CANADA Inc.                                                 Montreal                          CAD
(telecommunications services)                                                                 (Canada)
                                                                                              --------------------------------------
TELEFONIA MOBILE SAMMARINESE S.p.A.                                                           Republic of San Marino            EUR
(mobile telecommunications)
                                                                                              --------------------------------------
THINX-SM TELEHOUSE INTERNET EXCHANGE S.A.                                                     Republic of San Marino            EUR
(housing and hosting)
                                                                                              --------------------------------------
TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda                                                    Sao Paulo                         BRL
(telecommunications services)                                                                 (Brazil)
                                                                                              --------------------------------------
ZDNET ITALIA S.p.A.                                                                           Milan                             EUR
(creation and management of Internet sites)                                                   (Italy)
                                                                                              --------------------------------------

AFFILIATED COMPANIES

                                                                                              --------------------------------------
ASCAI SERVIZI S.r.l.                                                                          Rome                              EUR
(promotion of communications strategies and process)                                          (Italy)
                                                                                              --------------------------------------
BROAD BAND SERVICE S.A.                                                                       Republic of San Marino            EUR
(production and sales of multimedia services)
                                                                                              --------------------------------------
BUENAVENTURA S.A.                                                                             Santiago                          CLP
(telecommunications services)                                                                 (Chile)
                                                                                              --------------------------------------
CABLE INSIGNIA S.A.                                                                           Asuncion                          PYG
(telecommunications services)                                                                 (Paraguay)
                                                                                              --------------------------------------
CARTESIA-CARTOGRAFIA DIGITALE S.p.A.                                                          Rome                              EUR
(design, realization, marketing of numeric cartography)                                       (Italy)
                                                                                              --------------------------------------
CYGENT Inc.                                                                                   California                        USD
(development and sale of software)                                                            (USA)
                                                                                              --------------------------------------
DATASIEL - Sistemi e Tecnologie di Informatica S.p.A.                                         Genoa                             EUR
(data processing products and services for public administration agencies,
institutions and enterprises under Ligurian Regional Law n. 17/85)                            (Italy)
                                                                                              --------------------------------------
DISCOVERITALIA S.p.A.                                                                         Novara                            EUR
(communication services)                                                                      (Italy)
                                                                                              --------------------------------------
EISYS S.p.A.                                                                                  Rome                              EUR
(information systems)                                                                         (Italy)
                                                                                              --------------------------------------
ESRI ITALIA S.p.A.                                                                            Rome                              EUR
(development and distribution of services based on the GIS - "Geographical
Information Systems" technology)                                                              (Italy)
                                                                                              --------------------------------------
ETEC S.A. - Empresa de Telecomunicaciones de Cuba S.A.                                        La Habana                         USD
(telecommunications services)                                                                 (Cuba)
                                                                                              --------------------------------------
EURODIRECTORY S.A.                                                                            Luxembourg                        EUR
(holding company of the publishers of the Kompass directories)
                                                                                              --------------------------------------
GARAGE S.r.l.                                                                                 Milan                             EUR
(multimedia and cinema broadcasting)                                                          (Italy)
                                                                                              --------------------------------------
GLB SERVICOS INTERATIVOS S.A.                                                                 Rio de Janeiro                    BRL
(Internet services)                                                                           (Brazil)
                                                                                              --------------------------------------
GO TO WEB S.p.A.                                                                              Ivrea                             EUR
(web-based software solutions)                                                                (Torino, Italy)
                                                                                              --------------------------------------
GOLDEN LINES INTERNATIONAL COMMUNICATIONS SERVICES Ltd                                        Ramat Gan                         ILS
(long distance telephony services)                                                            (Israel)
                                                                                              --------------------------------------
ICOM Inc.                                                                                     Toronto                           CAD
(development of data bank and Internet market place)                                          (Canada)
                                                                                              --------------------------------------
IM.SER S.p.A.                                                                                 Rome                              EUR
(real estate management)                                                                      (Italy)
                                                                                              --------------------------------------
IS TIM TELEKOMUNIKASYON HIZMETLERI A.S.                                                       Istanbul                          TRL
(mobile telephony operator)                                                                   (Turkey)
                                                                                              --------------------------------------


Name                                                                                                                         %
(type of business)                                                                    Share capital                  ownership
------------------------------------------------------------------------------------------------------------------------------------

SUBSIDIARIES

                                                                                     -----------------------------------------------
EDOTEL S.p.A.                                                                                      15,080,541.90         60.00
(holding company)                                                                                                        40.00
                                                                                     -----------------------------------------------
EURO DATACOM Ltd                                                                                         306,666        100.00
(telecommunications services)
                                                                                     -----------------------------------------------
GOALLARS B.V.                                                                                            100,000         55.00
(management of an Internet site)
                                                                                     -----------------------------------------------
TELECOM ITALIA CAPITAL S.A.                                                                            2,336,000        99.999
(financing)                                                                                                              0.001
                                                                                     -----------------------------------------------
TELECOM MEDIA INTERNATIONAL ITALY-CANADA Inc.                                                            952,100        100.00
(telecommunications services)
                                                                                     -----------------------------------------------
TELEFONIA MOBILE SAMMARINESE S.p.A.                                                                       78,000         51.00
(mobile telecommunications)
                                                                                     -----------------------------------------------
THINX-SM TELEHOUSE INTERNET EXCHANGE S.A.                                                                870,000        100.00
(housing and hosting)
                                                                                     -----------------------------------------------
TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda                                                             2,443,217        100.00 (*)
(telecommunications services)
                                                                                     -----------------------------------------------
ZDNET ITALIA S.p.A.                                                                                      400,000         51.00
(creation and management of Internet sites)
                                                                                     -----------------------------------------------

AFFILIATED COMPANIES

                                                                                     -----------------------------------------------
ASCAI SERVIZI S.r.l.                                                                                   73,336.84         35.21
(promotion of communications strategies and process)
                                                                                     -----------------------------------------------
BROAD BAND SERVICE S.A.                                                                                  258,000         20.00
(production and sales of multimedia services)                                                                            20.00
                                                                                     -----------------------------------------------
BUENAVENTURA S.A.                                                                                  1,841,258,210         50.00
(telecommunications services)
                                                                                     -----------------------------------------------
CABLE INSIGNIA S.A.                                                                                1,000,000,000         75.00
(telecommunications services)
                                                                                     -----------------------------------------------
CARTESIA-CARTOGRAFIA DIGITALE S.p.A.                                                                   1,032,800         50.00
(design, realization, marketing of numeric cartography)
                                                                                     -----------------------------------------------
CYGENT Inc.                                                                                           52,273,000         25.21
(development and sale of software)
                                                                                     -----------------------------------------------
DATASIEL - Sistemi e Tecnologie di Informatica S.p.A.                                                  2,582,500         49.00
(data processing products and services for public administration agencies, institutions and enterprises under Ligurian Regional Law n. 17/85)
                                                                                     -----------------------------------------------
DISCOVERITALIA S.p.A.                                                                                  5,160,000         25.00
(communication services)
                                                                                     -----------------------------------------------
EISYS S.p.A.                                                                                             619,200         25.00
(information systems)
                                                                                     -----------------------------------------------
ESRI ITALIA S.p.A.                                                                                       500,000         49.00
(development and distribution of services based on the GIS - "Geographical
Information Systems" technology)
                                                                                     -----------------------------------------------
ETEC S.A. - Empresa de Telecomunicaciones de Cuba S.A.                                             1,441,900,000         29.29
(telecommunications services)
                                                                                     -----------------------------------------------
EURODIRECTORY S.A.                                                                                     1,625,320         50.00
(holding company of the publishers of the Kompass directories)
                                                                                     -----------------------------------------------
GARAGE S.r.l.                                                                                             49,400         35.00
(multimedia and cinema broadcasting)
                                                                                     -----------------------------------------------
GLB SERVICOS INTERATIVOS S.A.                                                                        182,732,615         28.57
(Internet services)
                                                                                     -----------------------------------------------
GO TO WEB S.p.A.                                                                                       3,719,764         20.00
(web-based software solutions)
                                                                                     -----------------------------------------------
GOLDEN LINES INTERNATIONAL COMMUNICATIONS SERVICES Ltd                                                 3,000,000         26.40
(long distance telephony services)
                                                                                     -----------------------------------------------
ICOM Inc.                                                                                                 203.09         40.00
(development of data bank and Internet market place)
                                                                                     -----------------------------------------------
IM.SER S.p.A.                                                                                          1,315,800         40.00
(real estate management)
                                                                                     -----------------------------------------------
IS TIM TELEKOMUNIKASYON HIZMETLERI A.S.                                                      545,000,000,000,000         49.00
(mobile telephony operator)
                                                                                     -----------------------------------------------

                                                                                             %
Name                                                                                 of voting
(type of business)                                                                      rights  Held by
------------------------------------------------------------------------------------------------------------------------------------

SUBSIDIARIES

                                                                                     -----------------------------------------------
EDOTEL S.p.A.                                                                                   TELECOM ITALIA
(holding company)                                                                               TELECOM ITALIA MOBILE
                                                                                     -----------------------------------------------
EURO DATACOM Ltd                                                                                TMI TELEMEDIA INTERN. Ltd
(telecommunications services)
                                                                                     -----------------------------------------------
GOALLARS B.V.                                                                                   MATRIX
(management of an Internet site)
                                                                                     -----------------------------------------------
TELECOM ITALIA CAPITAL S.A.                                                                     TELECOM ITALIA
(financing)                                                                                     TELECOM ITALIA FINANCE
                                                                                     -----------------------------------------------
TELECOM MEDIA INTERNATIONAL ITALY-CANADA Inc.                                                   TMI TELEMEDIA INTERN. Ltd
(telecommunications services)
                                                                                     -----------------------------------------------
TELEFONIA MOBILE SAMMARINESE S.p.A.                                                             INTELCOM S.MARINO
(mobile telecommunications)
                                                                                     -----------------------------------------------
THINX-SM TELEHOUSE INTERNET EXCHANGE S.A.                                                       INTELCOM S.MARINO
(housing and hosting)
                                                                                     -----------------------------------------------
TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda                                                      TMI TELEMEDIA INTERN. Ltd
(telecommunications services)
                                                                                     -----------------------------------------------
ZDNET ITALIA S.p.A.                                                                             MATRIX
(creation and management of Internet sites)
                                                                                     -----------------------------------------------

AFFILIATED COMPANIES

                                                                                     -----------------------------------------------
ASCAI SERVIZI S.r.l.                                                                            SAIAT
(promotion of communications strategies and process)
                                                                                     -----------------------------------------------
BROAD BAND SERVICE S.A.                                                                         INTELCOM S.MARINO STREAM
(production and sales of multimedia services)
                                                                                     -----------------------------------------------
BUENAVENTURA S.A.                                                                               ENTEL TELEFONIA PERSONAL
(telecommunications services)
                                                                                     -----------------------------------------------
CABLE INSIGNIA S.A.                                                                             TELECOM PERSONAL
(telecommunications services)
                                                                                     -----------------------------------------------
CARTESIA-CARTOGRAFIA DIGITALE S.p.A.                                                            TELECOM ITALIA
(design, realization, marketing of numeric cartography)
                                                                                     -----------------------------------------------
CYGENT Inc.                                                                                     TELECOM ITALIA LAB B.V.
(development and sale of software)
                                                                                     -----------------------------------------------
DATASIEL - Sistemi e Tecnologie di Informatica S.p.A.                                           FINSIEL
(data processing products and services for public administration agencies, institutions and enterprises under Ligurian Regional Law n. 17/85)
                                                                                     -----------------------------------------------
DISCOVERITALIA S.p.A.                                                                           SEAT PAGINE GIALLE
(communication services)
                                                                                     -----------------------------------------------
EISYS S.p.A.                                                                                    EIS
(information systems)
                                                                                     -----------------------------------------------
ESRI ITALIA S.p.A.                                                                              SEAT PAGINE GIALLE
(development and distribution of services based on the GIS - "Geographical
Information Systems" technology)
                                                                                     -----------------------------------------------
ETEC S.A. - Empresa de Telecomunicaciones de Cuba S.A.                                          TELECOM ITALIA INTERNATIONAL
(telecommunications services)
                                                                                     -----------------------------------------------
EURODIRECTORY S.A.                                                                              SEAT PAGINE GIALLE
(holding company of the publishers of the Kompass directories)
                                                                                     -----------------------------------------------
GARAGE S.r.l.                                                                                   WEBEGG
(multimedia and cinema broadcasting)
                                                                                     -----------------------------------------------
GLB SERVICOS INTERATIVOS S.A.                                                                   TELECOM ITALIA FINANCE
(Internet services)
                                                                                     -----------------------------------------------
GO TO WEB S.p.A.                                                                                WEBEGG
(web-based software solutions)
                                                                                     -----------------------------------------------
GOLDEN LINES INTERNATIONAL COMMUNICATIONS SERVICES Ltd                                          TELECOM ITALIA INTERNATIONAL
(long distance telephony services)
                                                                                     -----------------------------------------------
ICOM Inc.                                                                                       NETCREATIONS
(development of data bank and Internet market place)
                                                                                     -----------------------------------------------
IM.SER S.p.A.                                                                                   TELECOM ITALIA
(real estate management)
                                                                                     -----------------------------------------------
IS TIM TELEKOMUNIKASYON HIZMETLERI A.S.                                                         TIM INTERNATIONAL
(mobile telephony operator)
                                                                                     -----------------------------------------------


                    221 | Consolidated Financial Statements


Name
(type of business)                                                                            Head office
------------------------------------------------------------------------------------------------------------------------------------

ISCE Investor In  Sapient & Cuneo Europe SA.                                                  Luxembourg                        EUR
(consulting)
                                                                                              --------------------------------------
ITALCOM S.p.A.                                                                                Milan                             EUR
(multimedia systems and devices)                                                              (Italy)
                                                                                              --------------------------------------
ITALDATA S.p.A.                                                                               Avellino                          EUR
(solutions and services for the web economy)                                                  (Italy)
                                                                                              --------------------------------------
ITALTEL A.O.                                                                                  Saint Petersburg                  RUB
(telecommunications system)                                                                   (Russia)
                                                                                              --------------------------------------
ITALTEL ARGENTINA SA                                                                          Buenos Aires                      ARS
(telecommunications systems)                                                                  (Argentina)
                                                                                              --------------------------------------
ITALTEL B.V.                                                                                  Amsterdam                         EUR
(trade and financial company)                                                                 (Holland)
                                                                                              --------------------------------------
ITALTEL BRASIL Ltda.                                                                          Sao Paulo                         BRL
(trade company)                                                                               (Brazil)
                                                                                              --------------------------------------
ITALTEL CERM PALERMO S.c.p.a.                                                                 Palermo                           EUR
(research)                                                                                    (Italy)
                                                                                              --------------------------------------
ITALTEL DE CHILE S.A.                                                                         Santiago                          CLP
(telecommunications system)                                                                   (Chile)
                                                                                              --------------------------------------
ITALTEL DEUTSCHLAND GmbH                                                                      Dusseldorf                        EUR
(trade company)                                                                               (Germany)
                                                                                              --------------------------------------
ITALTEL FRANCE S.a.s.                                                                         Issy                              EUR
(trade company)                                                                               (France)
                                                                                              --------------------------------------
ITALTEL HOLDING S.p.A.                                                                        Milan                             EUR
(holding company)                                                                             (Italy)
                                                                                              --------------------------------------
ITALTEL Inc.                                                                                  Delaware                          USD
(trade company)                                                                               (USA)
                                                                                              --------------------------------------
ITALTEL KENYA Ltd                                                                             Nairobi                           KES
(telecommunications systems)                                                                  (Kenya)
                                                                                              --------------------------------------
ITALTEL NIGERIA Ltd                                                                           Lagos                             NGN
(telecommunications systems)                                                                  (Nigeria)
                                                                                              --------------------------------------
ITALTEL S.A.                                                                                  Madrid                            EUR
(telecommunications systems)                                                                  (Spain
                                                                                              --------------------------------------
ITALTEL S.p.A.                                                                                Milan                             EUR
(telecommunications system)                                                                   (Italy)
                                                                                              --------------------------------------
ITALTEL UK Ltd                                                                                Staines                           GBP
(trade company)                                                                               (UK)
                                                                                              --------------------------------------
L'UFFICIO MODERNO S.r.l.                                                                      Florence                          EUR
(sale of books and office supplies)                                                           (Italy)
                                                                                              --------------------------------------
MARCAM ITALY S.r.l                                                                            Milan                             EUR
(services for automatical data management)                                                    (Italy)
                                                                                              --------------------------------------
MESNIL HOLDING S.A.                                                                           Luxembourg                        EUR
(trading company)
                                                                                              --------------------------------------
MIA ECONOMIA.com S.r.l.                                                                       Milan                             EUR
(publishing in the field of personal finance)                                                 (Italy)
                                                                                              --------------------------------------
MICRO SISTEMAS S.A.                                                                           Buenos Aires                      ARS
(telecommunications services)                                                                 (Argentina)
                                                                                              --------------------------------------
MIRROR INTERNATIONAL HOLDING S.a.r.l                                                          Luxembourg                        EUR
(holding company)
                                                                                              --------------------------------------
MIRROR INTERNATIONAL GmbH                                                                     Frankfurt                         EUR
(holding company)                                                                             (Germany)
                                                                                              --------------------------------------
MOVENDA S.p.A                                                                                 Rome                              EUR
(technological platforms for the development of mobile Internet services)                     (Italy)
                                                                                              --------------------------------------
NETCO REDES S.A.                                                                              Madrid                            EUR
(provider of telecommunications infrastructures)                                              (Spain)
                                                                                              --------------------------------------
NORDCOM S.p.A.                                                                                Milan                             CUR
(application service provider)                                                                (Italy)
                                                                                              --------------------------------------
NORTEL INVERSORA S.A.                                                                         Buenos Aires                      ARS
(holding company)                                                                             (Argentina)
                                                                                              --------------------------------------
NUCLEO S.A.                                                                                   Asuncion                          PYG
(telecommunications services)                                                                 (Paraguay)
                                                                                              --------------------------------------
PRAXIS CALCOLO S.p.A.                                                                         Milan                             EUR
(technical and organizational services for automatic data processing)                         (Italy)
                                                                                              --------------------------------------
PUBLICOM S.A.                                                                                 Buenos Aires                      ARS
(telecommunications services)                                                                 (Argentina)
                                                                                              --------------------------------------
SIEMENS INFORMAT1CA S.p.A.                                                                    Milan                             EUR
(sale of innovating solutions in the field of electronic and mobile business)                 (Italy)
                                                                                              --------------------------------------
SIOSISTEMI S.p.A.                                                                             Brescia                           EUR
(systems networking with special emphasis on the design of LAN and WAN systems
and related hardware support system)                                                          (Italy)
                                                                                              --------------------------------------


Name                                                                                                                        %
(type of business)                                                                   Share capital                  ownership
-----------------------------------------------------------------------------------------------------------------------------------

ISCE Investor In  Sapient & Cuneo Europe SA.                                                          4,334,400         25.00
(consulting)
                                                                                    -----------------------------------------------
ITALCOM S.p.A.                                                                                          103,200        100.00
(multimedia systems and devices)
                                                                                    -----------------------------------------------
ITALDATA S.p.A.                                                                                       3,096,000        100.00
(solutions and services for the web economy)
                                                                                    -----------------------------------------------
ITALTEL A.O.                                                                                             20,000        100.00
(telecommunications system)
                                                                                    -----------------------------------------------
ITALTEL ARGENTINA SA                                                                                    600,000         96.00
(telecommunications systems)                                                                                             4.00
                                                                                    -----------------------------------------------
ITALTEL B.V.                                                                                          6,000,000        100.00
(trade and financial company)
                                                                                    -----------------------------------------------
ITALTEL BRASIL Ltda.                                                                                  2,018,302         51.44
(trade company)                                                                                                         48.56
                                                                                    -----------------------------------------------
ITALTEL CERM PALERMO S.c.p.a.                                                                         2,125,000         90.00
(research)                                                                                                              10.00
                                                                                    -----------------------------------------------
ITALTEL DE CHILE S.A.                                                                                50,119,607         90.00
(telecommunications system)                                                                                             10,00
                                                                                    -----------------------------------------------
ITALTEL DEUTSCHLAND GmbH                                                                                 40,000         60.00
(trade company)                                                                                                         40.00
                                                                                    -----------------------------------------------
ITALTEL FRANCE S.a.s.                                                                                    40,000        100.00
(trade company)
                                                                                    -----------------------------------------------
ITALTEL HOLDING S.p.A.                                                                              115,459,344         19.37
(holding company)
                                                                                    -----------------------------------------------
ITALTEL Inc.                                                                                                100         60.00
(trade company)                                                                                                         40.00
                                                                                    -----------------------------------------------
ITALTEL KENYA Ltd                                                                                       500,000         99.98
(telecommunications systems)                                                                                             0.02
                                                                                    -----------------------------------------------
ITALTEL NIGERIA Ltd                                                                                   2,000,000         99.99
(telecommunications systems)                                                                                             0.01
                                                                                    -----------------------------------------------
ITALTEL S.A.                                                                                          6,460,750        100.00
(telecommunications systems)
                                                                                    -----------------------------------------------
ITALTEL S.p.A.                                                                                      196,830,400        100.00
(telecommunications system)
                                                                                    -----------------------------------------------
ITALTEL UK Ltd                                                                                           26,000         60.00
(trade company)                                                                                                         40.00
                                                                                    -----------------------------------------------
L'UFFICIO MODERNO S.r.l.                                                                                 10,400         15.00
(sale of books and office supplies)                                                                                     15.00
                                                                                    -----------------------------------------------
MARCAM ITALY S.r.l                                                                                       92,962         99.00
(services for automatical data management)
                                                                                    -----------------------------------------------
MESNIL HOLDING S.A.                                                                                      78,000         99,99
(trading company)
                                                                                    -----------------------------------------------
MIA ECONOMIA.com S.r.l.                                                                               1,500,000         30.00
(publishing in the field of personal finance)
                                                                                    -----------------------------------------------
MICRO SISTEMAS S.A.                                                                                     210,000         99.99
(telecommunications services)                                                                                            0.01
                                                                                    -----------------------------------------------
MIRROR INTERNATIONAL HOLDING S.a.r.l                                                                    250,000         30.00
(holding company)
                                                                                    -----------------------------------------------
MIRROR INTERNATIONAL GmbH                                                                                25,000        100.00
(holding company)
                                                                                    -----------------------------------------------
MOVENDA S.p.A                                                                                           133,333         25.00
(technological platforms for the development of mobile Internet services)
                                                                                    -----------------------------------------------
NETCO REDES S.A.                                                                                      6,038,248         30.00
(provider of telecommunications infrastructures)
                                                                                    -----------------------------------------------
NORDCOM S.p.A.                                                                                        5,000,000         42.00
(application service provider)
                                                                                    -----------------------------------------------
NORTEL INVERSORA S.A.                                                                                78,633,050         22.03  32.5
(holding company)                                                                                                       11.86  17.5
                                                                                    -----------------------------------------------
NUCLEO S.A.                                                                                     175,200,000,000         67.50
(telecommunications services)
                                                                                    -----------------------------------------------
PRAXIS CALCOLO S.p.A.                                                                                 1,056,000         22.50
(technical and organizational services for automatic data processing)
                                                                                    -----------------------------------------------
PUBLICOM S.A.                                                                                        16,000,000         99.99
(telecommunications services)                                                                                            0.01
                                                                                    -----------------------------------------------
SIEMENS INFORMAT1CA S.p.A.                                                                            6,192,000         49.00
(sale of innovating solutions in the field of electronic and mobile business)
                                                                                    -----------------------------------------------
SIOSISTEMI S.p.A.                                                                                       260,000         40.00
(systems networking with special emphasis on the design of LAN and WAN systems and related hardware support system)
                                                                                    -----------------------------------------------

                                                                                            %
Name                                                                                of voting
(type of business)                                                                     rights  Held by
------------------------------------------------------------------------------------------------------------------------------------

ISCE Investor In  Sapient & Cuneo Europe SA.                                                   SEAT PAGINE GIALLE
(consulting)
                                                                                    ------------------------------------------------
ITALCOM S.p.A.                                                                                 ITALTEL S.p.A.
(multimedia systems and devices)
                                                                                    ------------------------------------------------
ITALDATA S.p.A.                                                                                SIEMENS INFORMATICA
(solutions and services for the web economy)
                                                                                    ------------------------------------------------
ITALTEL A.O.                                                                                   ITALTEL B.V.
(telecommunications system)
                                                                                    ------------------------------------------------
ITALTEL ARGENTINA SA                                                                           ITALTEL B.V.
(telecommunications systems)                                                                   ITALTEL S.p.A.
                                                                                    ------------------------------------------------
ITALTEL B.V.                                                                                   ITALTEL S.p.A.
(trade and financial company)
                                                                                    ------------------------------------------------
ITALTEL BRASIL Ltda.                                                                           ITALTEL S.p.A.
(trade company)                                                                                ITALTEL B.V.
                                                                                    ------------------------------------------------
ITALTEL CERM PALERMO S.c.p.a.                                                                  ITALTEL S.p.A.
(research)                                                                                     TELECOM ITALIA LAB S.p.A.
                                                                                    ------------------------------------------------
ITALTEL DE CHILE S.A.                                                                          ITALTEL B.V.
(telecommunications system)                                                                    ITALTEL S.p.A.
                                                                                    ------------------------------------------------
ITALTEL DEUTSCHLAND GmbH                                                                       ITALTEL HOLDING
(trade company)                                                                                ITALTEL B.V.
                                                                                    ------------------------------------------------
ITALTEL FRANCE S.a.s.                                                                          ITALTEL HOLDING
(trade company)
                                                                                    ------------------------------------------------
ITALTEL HOLDING S.p.A.                                                                         TELECOM ITALIA FINANCE
(holding company)
                                                                                    ------------------------------------------------
ITALTEL Inc.                                                                                   ITALTEL HOLDING
(trade company)                                                                                ITALTEL B.V.
                                                                                    ------------------------------------------------
ITALTEL KENYA Ltd                                                                              ITALTEL B.V.
(telecommunications systems)                                                                   ITALTEL S.p.A.
                                                                                    ------------------------------------------------
ITALTEL NIGERIA Ltd                                                                            ITALTEL B.V.
(telecommunications systems)                                                                   ITALTEL S.p.A.
                                                                                    ------------------------------------------------
ITALTEL S.A.                                                                                   ITALTEL B.V.
(telecommunications systems)
                                                                                    ------------------------------------------------
ITALTEL S.p.A.                                                                                 ITALTEL HOLDING
(telecommunications system)
                                                                                    ------------------------------------------------
ITALTEL UK Ltd                                                                                 ITALTEL HOLDING
(trade company)                                                                                ITALTEL B.V.
                                                                                    ------------------------------------------------
L'UFFICIO MODERNO S.r.l.                                                                       GRUPPO BUFFETTI
(sale of books and office supplies)                                                            IL CENTRO CONTABILE
                                                                                    ------------------------------------------------
MARCAM ITALY S.r.l                                                                             PRAXIS CALCOLO
(services for automatical data management)
                                                                                    ------------------------------------------------
MESNIL HOLDING S.A.                                                                            ISCE
(trading company)
                                                                                    ------------------------------------------------
MIA ECONOMIA.com S.r.l.                                                                        MATRIX
(publishing in the field of personal finance)
                                                                                    ------------------------------------------------
MICRO SISTEMAS S.A.                                                                            TELECOM ARGENTINA STET-FRANCE TELECOM
(telecommunications services)                                                                  PUBLICOM
                                                                                    ------------------------------------------------
MIRROR INTERNATIONAL HOLDING S.a.r.l                                                           TELECOM ITALIA
(holding company)
                                                                                    ------------------------------------------------
MIRROR INTERNATIONAL GmbH                                                                      MIRROR INTERN. HOLDING
(holding company)
                                                                                    ------------------------------------------------
MOVENDA S.p.A                                                                                  TELECOM ITALIA LAB B.V.
(technological platforms for the development of mobile Internet services)
                                                                                    ------------------------------------------------
NETCO REDES S.A.                                                                               TELECOM ITALIA INTERNATIONAL
(provider of telecommunications infrastructures)
                                                                                    ------------------------------------------------
NORDCOM S.p.A.                                                                                 TELECOM ITALIA
(application service provider)
                                                                                    ------------------------------------------------
NORTEL INVERSORA S.A.                                                                          TELECOM ITALIA
(holding company)                                                                              TELECOM ITALIA INTERNATIONAL
                                                                                    ------------------------------------------------
NUCLEO S.A.                                                                                    TELECOM PERSONAL
(telecommunications services)
                                                                                    ------------------------------------------------
PRAXIS CALCOLO S.p.A.                                                                          FINSIEL
(technical and organizational services for automatic data processing)
                                                                                    ------------------------------------------------
PUBLICOM S.A.                                                                                  TELECOM ARGENTINA STET-FRANCE TELECOM
(telecommunications services)                                                                  NORTEL INVERSORA
                                                                                    ------------------------------------------------
SIEMENS INFORMAT1CA S.p.A.                                                                     TELECOM ITALIA
(sale of innovating solutions in the field of electronic and mobile business)
                                                                                    ------------------------------------------------
SIOSISTEMI S.p.A.                                                                              TELECOM ITALIA LAB S.p.A.
(systems networking with special emphasis on the design of LAN and WAN systems and related hardware support system)
                                                                                    ------------------------------------------------


                    222 | Consolidated Financial Statements


Name
(type of business)                                                                            Head office
------------------------------------------------------------------------------------------------------------------------------------

SISPI S.p.A.                                                                                  Palermo                           EUR
(information systems for the municipality of Palermo and other private and
public entities)                                                                              (Italy)
                                                                                              --------------------------------------
SITEBA SISTEMI TELEMATICI BANCARI S.p.A                                                       Milan                             EUR
(support services for payments systems)                                                       (Italy)
                                                                                              --------------------------------------
SITECNIKA S.p.A.                                                                              Milan                             EUR
(IT multivendor services)                                                                     (Italy)
                                                                                              --------------------------------------
SITEKNE S.p.A                                                                                 Rome                              EUR
(furnishing of resources in the field of ITC-Information Technology
Communication solutions)                                                                      (Italy)
                                                                                              --------------------------------------
SOGEI SERVIZI INNOVATIVI E TECNOLOGICI S.p.A.                                                 Rome                              EUR
(development of business enterprises in the field of ITC and technological
information)                                                                                  (Italy)
                                                                                              --------------------------------------
STREAM S.p.A.                                                                                 Rome                              EUR
(multimedia services)                                                                         (Italy)
                                                                                              --------------------------------------
TELECOM ARGENTINA STET-FRANCE TELECOM S.A.                                                    Buenos Aires                      ARS
(telecommunications services)                                                                 (Argentina)
                                                                                              --------------------------------------
TELECOM ARGENTINA USA Inc.                                                                    Delaware                          USD
(telecommunications services)                                                                 (USA)
                                                                                              --------------------------------------
TELECOM PERSONAL SA                                                                           Buenos Aires                      ARS
(telecommunications services))                                                                (Argentina)
                                                                                              --------------------------------------
TELEGONO S.r.l.                                                                               Rome                              EUR
(real estate management)                                                                      (Italy)
                                                                                              --------------------------------------
TELEKOM AUSTRIA A.G.                                                                          Vienna                            EUR
(wireline telephony)                                                                          (Austria)
                                                                                              --------------------------------------
TELEKOM SRBIJA a.d.                                                                           Belgrade                          YUM
(telecommunications services)                                                                 (Serbia)
                                                                                              --------------------------------------
TELELEASING - Leasing di Telecomunicazioni e Generale S.p.A.                                  Milan                             EUR
(financial leasing of real estate and other assets)                                           (Italy)
                                                                                              --------------------------------------
TIGLIO I S.r.l.                                                                               Milan                             EUR
(real estate management)                                                                      (Italy)
                                                                                              --------------------------------------
TIGLIO II S.r.l.                                                                              Milan                             EUR
(real estate management)                                                                      (Italy)
                                                                                              --------------------------------------
USABLENET Inc.                                                                                Delaware                          USD
(development of a software for the analysis of web sites)                                     (USA)
                                                                                              --------------------------------------
VIRTUALSELF Ltd.                                                                              Ramat Gan                         ILS
(development and sale of internet services based on a technology for the
linguistic analysis for the research of contents).                                            (Israel)



Name                                                                                                                       %
(type of business)                                                                  Share capital                  ownership
------------------------------------------------------------------------------------------------------------------------------------

SISPI S.p.A.                                                                                         2,066,000         49.00
(information systems for the municipality of Palermo and other private and public entities)
                                                                                    ------------------------------------------------
SITEBA SISTEMI TELEMATICI BANCARI S.p.A                                                              2,600,000         30.00
(support services for payments systems)
                                                                                    ------------------------------------------------
SITECNIKA S.p.A.                                                                                       143,000        100.00
(IT multivendor services)
                                                                                    ------------------------------------------------
SITEKNE S.p.A                                                                                          103,200        100.00
(furnishing of resources in the field of ITC-Information Technology
Communication solutions)
                                                                                    ------------------------------------------------
SOGEI SERVIZI INNOVATIVI E TECNOLOGICI S.p.A.                                                          100,000         49.00
(development of business enterprises in the field of ITC and technological information)
                                                                                    ------------------------------------------------
STREAM S.p.A.                                                                                      302,399,080         50.00
(multimedia services)
                                                                                    ------------------------------------------------
TELECOM ARGENTINA STET-FRANCE TELECOM S.A.                                                         984,380,978         54.74
(telecommunications services)
                                                                                    ------------------------------------------------
TELECOM ARGENTINA USA Inc.                                                                             249,873        100.00
(telecommunications services)
                                                                                    ------------------------------------------------
TELECOM PERSONAL SA                                                                                310,514,481         99.99
(telecommunications services))                                                                                          0.01
                                                                                    ------------------------------------------------
TELEGONO S.r.l.                                                                                      1,000,000         40.00
(real estate management)
                                                                                    ------------------------------------------------
TELEKOM AUSTRIA A.G.                                                                             1,090,500,000         14.78
(wireline telephony)
                                                                                    ------------------------------------------------
TELEKOM SRBIJA a.d.                                                                             10,800,000,080         29.00
(telecommunications services)
                                                                                    ------------------------------------------------
TELELEASING - Leasing di Telecomunicazioni e Generale S.p.A.                                         9,500,000         20.00
(financial leasing of real estate and other assets)
                                                                                    ------------------------------------------------
TIGLIO I S.r.l.                                                                                      5,255,704         36.85
(real estate management)                                                                                                2.10
                                                                                    ------------------------------------------------
TIGLIO II S.r.l.                                                                                    14,185,288         49.47
(real estate management)
                                                                                    ------------------------------------------------
USABLENET Inc.                                                                                               1         20.00
(development of a software for the analysis of web sites)
                                                                                    ------------------------------------------------
VIRTUALSELF Ltd.                                                                                         4,749         38.70
(development and sale of internet services based on a technology for the linguistic analysis for the research of contents).


                                                                                            %
Name                                                                                of voting
(type of business)                                                                     rights  Held by
------------------------------------------------------------------------------------------------------------------------------------

SISPI S.p.A.                                                                                   FINSIEL
(information systems for the municipality of Palermo and other private and public entities)
                                                                                    ------------------------------------------------
SITEBA SISTEMI TELEMATICI BANCARI S.p.A                                                        TELECOM ITALIA
(support services for payments systems)
                                                                                    ------------------------------------------------
SITECNIKA S.p.A.                                                                               SIEMENS INFORMATICA
(IT multivendor services)
                                                                                    ------------------------------------------------
SITEKNE S.p.A                                                                                  SIEMENS INFORMATICA
(furnishing of resources in the field of ITC-Information Technology
Communication solutions)
                                                                                    ------------------------------------------------
SOGEI SERVIZI INNOVATIVI E TECNOLOGICI S.p.A.                                                  FINSIEL
(development of business enterprises in the field of ITC and technological information)
                                                                                    ------------------------------------------------
STREAM S.p.A.                                                                                  TELECOM ITALIA
(multimedia services)
                                                                                    ------------------------------------------------
TELECOM ARGENTINA STET-FRANCE TELECOM S.A.                                                     NORTEL INVERSORA
(telecommunications services)
                                                                                    ------------------------------------------------
TELECOM ARGENTINA USA Inc.                                                                     TELECOM ARGENTINA STET-FRANCE TELECOM
(telecommunications services)
                                                                                    ------------------------------------------------
TELECOM PERSONAL SA                                                                            TELECOM ARGENTINA STET-FRANCE TELECOM
(telecommunications services))                                                                 PUBLICOM
                                                                                    ------------------------------------------------
TELEGONO S.r.l.                                                                                TELECOM ITALIA
(real estate management)
                                                                                    ------------------------------------------------
TELEKOM AUSTRIA A.G.                                                                           TELECOM ITALIA INTERNATIONAL
(wireline telephony)
                                                                                    ------------------------------------------------
TELEKOM SRBIJA a.d.                                                                            TELECOM ITALIA INTERNATIONAL
(telecommunications services)
                                                                                    ------------------------------------------------
TELELEASING - Leasing di Telecomunicazioni e Generale S.p.A.                                   SAIAT
(financial leasing of real estate and other assets)
                                                                                    ------------------------------------------------
TIGLIO I S.r.l.                                                                                TELECOM ITALIA
(real estate management)                                                                       SEAT PAGINE GIALLE
                                                                                    ------------------------------------------------
TIGLIO II S.r.l.                                                                               TELECOM ITALIA
(real estate management)
                                                                                    ------------------------------------------------
USABLENET Inc.                                                                                 TELECOM ITALIA LAB B.V.
(development of a software for the analysis of web sites)
                                                                                    ------------------------------------------------
VIRTUALSELF Ltd.                                                                               TELECOM ITALIA LAB B.V.
(development and sale of internet services based on a technology for the linguistic analysis for the research of contents).

---------
* The percentage of ownership includes Ordinary Shares/Quotas held by members of the Board of Directors/Managers, as requested by local laws in order to undertake the charge of Director/Manager, or held by Fiduciaries.


                    223 | Consolidated Financial Statements

LIST OF OTHER SUBSIDIARIES AND AFFILIATED COMPANIES


Name
(type of business)                                                                            Head office
------------------------------------------------------------------------------------------------------------------------------------

SUBSIDIARIES

ARTES S.r.l. (in liquidation)                                                                 Rome                              EUR
(telecommunications services)                                                                 (Italy)
                                                                                              --------------------------------------
BUFFETTI S.r.l (in liquidation)                                                               Rome                              EUR
(sale of books and office supplies)                                                           (Italy)
                                                                                              --------------------------------------
CABESTAN S.A. (in liquidation)                                                                Suresnes                          FRF
(software design)                                                                             (France)
                                                                                              --------------------------------------
CONSODATA INTERACTIVE S.A. (in liquidation)                                                   Levallois Perret                  EUR
(business information services)                                                               (France)
                                                                                              --------------------------------------
CONSODATA ITALIA S.r.l. (in liquidation)                                                      Milan                             EUR
(business information)                                                                        (Italy)
                                                                                              --------------------------------------
CONSODATA SYSTEME S.A. (in liquidation)                                                       Levallois Perret                  EUR
(business information services)                                                               (France)
                                                                                              --------------------------------------
DATABANK WETTBEWERBS - MARKT - UND                                                            Darmstadt                         EUR
FINANZANALYSE GmbH (in liquidation)                                                           (Germany)
(marketing)
                                                                                              --------------------------------------
EMAX-TRADE S.r.l. (in liquidation)                                                            Milan                             EUR
(management of Internet sites)                                                                (Italy)
                                                                                              --------------------------------------
GIALLO MARKET S.r.l. (in liquidation)                                                         Milan                             EUR
(owner of Virgillo.it)                                                                        (Italy)
                                                                                              --------------------------------------
GIALLO VIAGGI.It S.p.A. (in liquidation)                                                      Milan                             EUR
(research, development, production of information and telematic products
for tourism)                                                                                  (Italy)
                                                                                              --------------------------------------
EVEREST S.r.l.                                                                                Trieste                           EUR
(telematic services)                                                                          (Italy)
                                                                                              --------------------------------------
FINSIEL HELLAS S.A. (in liquidation)                                                          Koropi                            GRD
(computer products for public and private customers)                                          (Greece)
                                                                                              --------------------------------------
IL CENTRO CONTABILE S.p.A. (in liquidation)                                                   Rome                              EUR
(sale of books and office ware)                                                               (Italy)
                                                                                              --------------------------------------
INCAS FRANCE S.A. (in liquidation)                                                            Asnieres                          FRF
(sale of products for office automation)                                                      (France)
                                                                                              --------------------------------------
IREOS S.p.A. (in liquidation)                                                                 Rome                              EUR
(promotion and management of remote domiciliary assistance)                                   (Italy)
                                                                                              --------------------------------------
IRIDIUM ITALIA S.p.A. (in liquidation)                                                        Rome                              EUR
(satellite telecommunications services)                                                       (Italy)
                                                                                              --------------------------------------
KMATRIX S.r.l                                                                                 Milan                             EUR
(creation and management of an Internet site)                                                 (Italy)
                                                                                              --------------------------------------
LINK S.r.l. (in liquidation)                                                                  Milan                             EUR
(supply of computer services)                                                                 (Italy)
                                                                                              --------------------------------------
LOQUENO Inc. (in liquidation)                                                                 California                        USD
(development of software for web vocal interaction)                                           (USA)
                                                                                              --------------------------------------
NETESI S.A.S. (in liquidation)                                                                Paris                             EUR
(telecommunication services)                                                                  (France)
                                                                                              --------------------------------------
NEW WORLD TELECOM S.A.                                                                        Santiago                          CLP
(telecommunication services)                                                                  (Chile)
                                                                                              --------------------------------------
OR.MA INFORMATICA S.r.l.                                                                      Rome                              EUR
(wholesale of computer products)                                                              (Italy)
                                                                                              --------------------------------------
RFM DATA Ltd (in liquidation)                                                                 Kingston                          GBP
(list broking)                                                                                (UK)
                                                                                              --------------------------------------
SCS COMUNICAZIONE INTEGRATA S.p.A. (in liquidation)                                           Rome                              EUR
(marketing and communication consulting)                                                      (Italy)
                                                                                              --------------------------------------
SERVICE IN S.r.l. (in liquidation)                                                            Milan                             EUR
(furnishing of services)                                                                      (Italy)
                                                                                              --------------------------------------
TELECOM ITALIA GmbH (in liquidation)                                                          Vienna                            EUR
(holding company)                                                                             (Austria)
                                                                                              --------------------------------------
TELECOM ITALIA IRELAND Ltd                                                                    Dublin                            EUR
(telecommunications services)                                                                 (Ireland)
                                                                                              --------------------------------------
TELECOMMUNICATIONS ADVISER LLC                                                                Delaware                          USD
(management of Saturn Venture Partners fund)                                                  (USA)
                                                                                              --------------------------------------
TELENERGIA S.r.l.                                                                             Rome                              EUR
(import, export, purchase, sale and exchange of electrical energy)                            (Italy)
                                                                                              --------------------------------------
TIM.COM Holding B.V.                                                                          Amsterdam                         EUR
(holding company)                                                                             (Holland)
                                                                                              --------------------------------------
TIMNET.COM PERU' S.A.C.                                                                       Lima                              PEN
(services for mobile networks)                                                                (Peru)
                                                                                              --------------------------------------


Name                                                                                                                       %
(type of business)                                                                  Share capital                  ownership
------------------------------------------------------------------------------------------------------------------------------------

SUBSIDIARIES

ARTES S.r.l. (in liquidation)                                                                           10,000        100.00
(telecommunications services)
                                                                                   -------------------------------------------------
BUFFETTI S.r.l (in liquidation)                                                                         10,000        100.00
(sale of books and office supplies)
                                                                                   -------------------------------------------------
CABESTAN S.A. (in liquidation)                                                                         250,000        100.00
(software design)
                                                                                   -------------------------------------------------
CONSODATA INTERACTIVE S.A. (in liquidation)                                                             40,000        100.00
(business information services)
                                                                                   -------------------------------------------------
CONSODATA ITALIA S.r.l. (in liquidation)                                                                10,200        100.00
(business information)
                                                                                   -------------------------------------------------
CONSODATA SYSTEME S.A. (in liquidation)                                                                 40,000        100.00
(business information services)
                                                                                   -------------------------------------------------
DATABANK WETTBEWERBS - MARKT - UND                                                                  153,387.56         60.00
FINANZANALYSE GmbH (in liquidation)
(marketing)
                                                                                   -------------------------------------------------
EMAX-TRADE S.r.l. (in liquidation)                                                                     100,000        100.00
(management of Internet sites)
                                                                                   -------------------------------------------------
GIALLO MARKET S.r.l. (in liquidation)                                                                   10,000         90.00
(owner of Virgillo.it)                                                                                                 10.00
                                                                                   -------------------------------------------------
GIALLO VIAGGI.It S.p.A. (in liquidation)                                                                10,000        100.00
(research, development, production of information and telematic products for tourism)
                                                                                   -------------------------------------------------
EVEREST S.r.l.                                                                                          10,400        100.00
(telematic services)
                                                                                   -------------------------------------------------
FINSIEL HELLAS S.A. (in liquidation)                                                               230,000,000         91.00
(computer products for public and private customers)
                                                                                   -------------------------------------------------
IL CENTRO CONTABILE S.p.A. (in liquidation)                                                       2,233,507.26         89.70
(sale of books and office ware)
                                                                                   -------------------------------------------------
INCAS FRANCE S.A. (in liquidation)                                                                  19,168,900        100.00
(sale of products for office automation)
                                                                                   -------------------------------------------------
IREOS S.p.A. (in liquidation)                                                                          100,000        100.00
(promotion and management of remote domiciliary assistance)
                                                                                   -------------------------------------------------
IRIDIUM ITALIA S.p.A. (in liquidation)                                                               2,575,000         30.00
(satellite telecommunications services)                                                                                35.00
                                                                                   -------------------------------------------------
KMATRIX S.r.l                                                                                          100,000        100.00
(creation and management of an Internet site)
                                                                                   -------------------------------------------------
LINK S.r.l. (in liquidation)                                                                            10,400        100.00
(supply of computer services)
                                                                                   -------------------------------------------------
LOQUENO Inc. (in liquidation)                                                                       14,021,000        100.00
(development of software for web vocal interaction)
                                                                                   -------------------------------------------------
NETESI S.A.S. (in liquidation)                                                                          40,000        100.00  (*)
(telecommunication services)
                                                                                   -------------------------------------------------
NEW WORLD TELECOM S.A.                                                                              14,000,000        100.00  (*)
(telecommunication services)
                                                                                   -------------------------------------------------
OR.MA INFORMATICA S.r.l.                                                                                10,200        100.00
(wholesale of computer products)
                                                                                   -------------------------------------------------
RFM DATA Ltd (in liquidation)                                                                                2        100.00
(list broking)
                                                                                   -------------------------------------------------
SCS COMUNICAZIONE INTEGRATA S.p.A. (in liquidation)                                                    600,000        100.00
(marketing and communication consulting)
                                                                                   -------------------------------------------------
SERVICE IN S.r.l. (in liquidation)                                                                      10,691         95.00
(furnishing of services)
                                                                                   -------------------------------------------------
TELECOM ITALIA GmbH (in liquidation)                                                                 36,336.42        100.00
(holding company)
                                                                                   -------------------------------------------------
TELECOM ITALIA IRELAND Ltd                                                                                   2        100.00
(telecommunications services)
                                                                                   -------------------------------------------------
TELECOMMUNICATIONS ADVISER LLC                                                                         560,280        100.00
(management of Saturn Venture Partners fund)
                                                                                   -------------------------------------------------
TELENERGIA S.r.l.                                                                                       50,000         80.00
(import, export, purchase, sale and exchange of electrical energy)                                                     20.00
                                                                                   -------------------------------------------------
TIM.COM Holding B.V.                                                                                    18,000        100.00
(holding company)
                                                                                   -------------------------------------------------
TIMNET.COM PERU' S.A.C.                                                                                  1,000        100.00
(services for mobile networks)
                                                                                   -------------------------------------------------


                                                                                           %
Name                                                                               of voting
(type of business)                                                                    rights  Held by
------------------------------------------------------------------------------------------------------------------------------------

SUBSIDIARIES

ARTES S.r.l. (in liquidation)                                                                 HOLDING MEDIA E COMUNICAZIONE HMC
(telecommunications services)
                                                                                   -------------------------------------------------
BUFFETTI S.r.l (in liquidation)                                                               GRUPPO BUFFETTI
(sale of books and office supplies)
                                                                                   -------------------------------------------------
CABESTAN S.A. (in liquidation)                                                                CONSODATA S.A.
(software design)
                                                                                   -------------------------------------------------
CONSODATA INTERACTIVE S.A. (in liquidation)                                                   CONSODATA S.A.
(business information services)
                                                                                   -------------------------------------------------
CONSODATA ITALIA S.r.l. (in liquidation)                                                      CONSODATA S.A.
(business information)
                                                                                   -------------------------------------------------
CONSODATA SYSTEME S.A. (in liquidation)                                                       CONSODATA S.A.
(business information services)
                                                                                   -------------------------------------------------
DATABANK WETTBEWERBS - MARKT - UND                                                            DATABANK S.p.A.
FINANZANALYSE GmbH (in liquidation)
(marketing)
                                                                                   -------------------------------------------------
EMAX-TRADE S.r.l. (in liquidation)                                                            MATRIX
(management of Internet sites)
                                                                                   -------------------------------------------------
GIALLO MARKET S.r.l. (in liquidation)                                                         MATRIX
(owner of Virgillo.it)                                                                        SEAT PAGINE GIALLE
                                                                                   -------------------------------------------------
GIALLO VIAGGI.It S.p.A. (in liquidation)                                                      SEAT PAGINE GIALLE
(research, development, production of information and telematic products for tourism)
                                                                                   -------------------------------------------------
EVEREST S.r.l.                                                                                WAVENET
(telematic services)
                                                                                   -------------------------------------------------
FINSIEL HELLAS S.A. (in liquidation)                                                          FINSIEL
(computer products for public and private customers)
                                                                                   -------------------------------------------------
IL CENTRO CONTABILE S.p.A. (in liquidation)                                                   GRUPPO BUFFETTI
(sale of books and office ware)
                                                                                   -------------------------------------------------
INCAS FRANCE S.A. (in liquidation)                                                            IS PRODUCTS
(sale of products for office automation)
                                                                                   -------------------------------------------------
IREOS S.p.A. (in liquidation)                                                                 TELECOM ITALIA
(promotion and management of remote domiciliary assistance)
                                                                                   -------------------------------------------------
IRIDIUM ITALIA S.p.A. (in liquidation)                                                        TELECOM ITALIA
(satellite telecommunications services)                                                       TELECOM ITALIA MOBILE
                                                                                   -------------------------------------------------
KMATRIX S.r.l                                                                                 MATRIX
(creation and management of an Internet site)
                                                                                   -------------------------------------------------
LINK S.r.l. (in liquidation)                                                                  MATRIX
(supply of computer services)
                                                                                   -------------------------------------------------
LOQUENO Inc. (in liquidation)                                                                 LOQUENDO S.p.A.
(development of software for web vocal interaction)
                                                                                   -------------------------------------------------
NETESI S.A.S. (in liquidation)                                                                NETESI
(telecommunication services)
                                                                                   -------------------------------------------------
NEW WORLD TELECOM S.A.                                                                        LATIN AMERICA NAUTILUS CHILE
(telecommunication services)
                                                                                   -------------------------------------------------
OR.MA INFORMATICA S.r.l.                                                                      GRUPPO BUFFETTI
(wholesale of computer products)
                                                                                   -------------------------------------------------
RFM DATA Ltd (in liquidation)                                                                 CAL - CONSUMER ACCESS
(list broking)
                                                                                   -------------------------------------------------
SCS COMUNICAZIONE INTEGRATA S.p.A. (in liquidation)                                           SEAT PAGINE GIALLE
(marketing and communication consulting)
                                                                                   -------------------------------------------------
SERVICE IN S.r.l. (in liquidation)                                                            CIPI
(furnishing of services)
                                                                                   -------------------------------------------------
TELECOM ITALIA GmbH (in liquidation)                                                          TELECOM ITALIA
(holding company)
                                                                                   -------------------------------------------------
TELECOM ITALIA IRELAND Ltd                                                                    TELECOM ITALIA
(telecommunications services)
                                                                                   -------------------------------------------------
TELECOMMUNICATIONS ADVISER LLC                                                                TELECOM ITALIA LAB G.P.
(management of Saturn Venture Partners fund)
                                                                                   -------------------------------------------------
TELENERGIA S.r.l.                                                                             TELECOM ITALIA
(import, export, purchase, sale and exchange of electrical energy)                            TELCOM ITALIA MOBILE
                                                                                   -------------------------------------------------
TIM.COM Holding B.V.                                                                          TIM INTERNATIONAL
(holding company)
                                                                                   -------------------------------------------------
TIMNET.COM PERU' S.A.C.                                                                       TIM PERU'
(services for mobile networks)
                                                                                   -------------------------------------------------


                    224 | Consolidated Financial Statements


Name
(type of business)                                                                            Head office
------------------------------------------------------------------------------------------------------------------------------------

TIN WEB S.p.A. (in liquidation)                                                               Milan                             EUR
(consulting for the creation of Internet sites)                                               (Italy)
                                                                                              --------------------------------------
TMI HUNGARY TRADING AND SERVICES Ltd (in liquidation)                                         Budapest                          HUF
(telecommunications services)                                                                 (Hungary)
                                                                                              --------------------------------------
TRAINET S.p.A. (in liquidation)                                                               Rome                              EUR
(development, operation and sales of lines teaching systems)                                  (Italy)
                                                                                              --------------------------------------
WAVENET S.r.l.                                                                                Monfalcone                        EUR
(thematic services)                                                                           (Gorizia, Italy)
                                                                                              --------------------------------------


AFFILIATED COMPANIES

CITEL - Corporacion Interamericana de Telecomunicaciones S.A.                                 Monterrey                         MXN
(holding company)                                                                             (Mexico)
                                                                                              --------------------------------------
CLIPPER S.p.A. (in liquidation)                                                               Rome                              EUR
(marketing and communication consulting)                                                      (Italy)
                                                                                              --------------------------------------
CROMA S.r.l. (in liquidation)                                                                 P. San Giovanni                   EUR
(hardware maintenance)                                                                        (Perugia, Italy)
                                                                                              --------------------------------------
DATATRADER S.A. (in liquidation)                                                              Ruell Mallmaison                  EUR
(creation and sale of data base)                                                              (France)
                                                                                              --------------------------------------
E-UTILE S.p.A.                                                                                Milan                             EUR
(ICT Solutions and services for companies in the field of public utilities)                   (Italy)
                                                                                              --------------------------------------
INDIRECT S.P.R.L. (in liquidation)                                                            Brussels                          BEF
(sale of services)                                                                            (Belgium)
                                                                                              --------------------------------------
MEDITERRANEAN BROAD BAND ACCESS S.A.                                                          Heraklion Crete                   EUR
(telecommunications services)                                                                 (Greece)
                                                                                              --------------------------------------
NETEX S.r.l. (in liquidation)                                                                 Milan                             EUR
(activities relating to the contract regarding the licence of the software of
Netex Ltd.)                                                                                   (Italy)
                                                                                              --------------------------------------
TDL BELGIUM S.A.                                                                              Bruxelles                         FB
(publishing and sale of directories)                                                          (Belgium)
                                                                                              --------------------------------------
UBA - NET S.A.                                                                                Buenos Aires                      ARS
(teledidactic services)                                                                       (Argentina)
                                                                                              --------------------------------------
VOICEMAIL INTERNATIONAL INC. (in liquidation)                                                 California                        USD
(vocal message services)                                                                      (USA)
                                                                                              --------------------------------------

CONSORTIUM SUBSIDIARIES

CONSORZIO ABECA (in liquidation)                                                              Rome                              EUR
(information systems for the Ministry of cultural properties and environment)                 (Italy)
                                                                                              --------------------------------------
CONSORZIO CONNET FORMAZIONE                                                                   Bari                              EUR
(Professional training for the Ministry of work and social security)                          (Italy)
                                                                                              --------------------------------------
CONSORZIO ENERGIA GRUPPO TELECOM ITALIA                                                       Rome                              EUR
(electrical feeding of the fixed and mobile lines of the associated companies)                (Italy)
                                                                                              --------------------------------------
CONSORZIO GEODOC (in liquidation)                                                             Rome                              EUR
(realization of an information system for the geological documentation of the nation)         (Italy)
                                                                                              --------------------------------------
CONSORZIO IRIS BENI CULTURALI                                                                 Rome                              EUR
(filing and recovery of documents and system assistance for the Ministry of cultural          (Italy)
properties and environment)
                                                                                              --------------------------------------
CONSORZIO ISIB (in liquidation)                                                               Rome                              EUR
(harmonization of the infrastructural system of the Central Institute which manages the       (Italy)
unique catalogue of the Italian libraries)
                                                                                              --------------------------------------
CONSORZIO NAUTILUS                                                                            Rome                              EUR
(professional training)                                                                       (Italy)
                                                                                              --------------------------------------
CONSORZIO SEGISIEL (in liquidation)                                                           Rende                             EUR
(realization of operating systems in the field of justice for the Telcal consortium)          (Cosenza, Italy)
                                                                                              --------------------------------------
CONSORZIO SER (in liquidation)                                                                Catanzaro                         EUR
(realization of the information plan Calabria for the Telcal consortium)                      (Italy)
                                                                                              --------------------------------------
CONSORZIO SESIT                                                                               Rome                              EUR
(realization of the integrated information system for the Ministry of transport and           (Italy)
navigation)
                                                                                              --------------------------------------
CONSORZIO SOFTIN (in liquidation)                                                             Naples                            EUR
(research and development in the field of industrial software and consulting)                 (Italy)
                                                                                              --------------------------------------
CONSORZIO TURISTEL                                                                            Rome                              EUR
(information systems for tourism)                                                             (Italy)
                                                                                              --------------------------------------


Name                                                                                                                        %
(type of business)                                                                   Share capital                  ownership
------------------------------------------------------------------------------------------------------------------------------------

TIN WEB S.p.A. (in liquidation)                                                                          10,000        100.00
(consulting for the creation of Internet sites)
                                                                                    ------------------------------------------------
TMI HUNGARY TRADING AND SERVICES Ltd (in liquidation)                                                 3,000,000        100.00
(telecommunications services)
                                                                                    ------------------------------------------------
TRAINET S.p.A. (in liquidation)                                                                      674,445.70        100.00
(development, operation and sales of lines teaching systems)
                                                                                    ------------------------------------------------
WAVENET S.r.l.                                                                                           51,600         84.37
(thematic services)
                                                                                    ------------------------------------------------


AFFILIATED COMPANIES

CITEL - Corporacion Interamericana de Telecomunicaciones S.A.                                     2,073,729,933         25.00
(holding company)
                                                                                    ------------------------------------------------
CLIPPER S.p.A. (in liquidation)                                                                         100,000         50.00
(marketing and communication consulting)
                                                                                    ------------------------------------------------
CROMA S.r.l. (in liquidation)                                                                            41,317         50.00
(hardware maintenance)
                                                                                    ------------------------------------------------
DATATRADER S.A. (in liquidation)                                                                        266,980         50.00
(creation and sale of data base)
                                                                                    ------------------------------------------------
E-UTILE S.p.A.                                                                                          482,000         51.00
(ICT Solutions and services for companies in the field of public utilities)
                                                                                    ------------------------------------------------
INDIRECT S.P.R.L. (in liquidation)                                                                    6,000,000         19.17
(sale of services)                                                                                                       7.83
                                                                                    ------------------------------------------------
MEDITERRANEAN BROAD BAND ACCESS S.A.                                                                 17,580,000         40.00
(telecommunications services)
                                                                                    ------------------------------------------------
NETEX S.r.l. (in liquidation)                                                                            10,000         50.00
(activities relating to the contract regarding the licence of the software of
Netex Ltd.)
                                                                                    ------------------------------------------------
TDL BELGIUM S.A.                                                                                    750,087,200         49.60
(publishing and sale of directories)
                                                                                    ------------------------------------------------
UBA - NET S.A.                                                                                           12,000         50.00
(teledidactic services)
                                                                                    ------------------------------------------------
VOICEMAIL INTERNATIONAL INC. (in liquidation)                                                            48,580         37.07
(vocal message services)
                                                                                    ------------------------------------------------

CONSORTIUM SUBSIDIARIES

CONSORZIO ABECA (in liquidation)                                                                     103,291.38         33.33
(information systems for the Ministry of cultural properties and environment)                                           33.33
                                                                                    ------------------------------------------------
CONSORZIO CONNET FORMAZIONE                                                                           51,645.69         60.00
(Professional training for the Ministry of work and social security)
                                                                                    ------------------------------------------------
CONSORZIO ENERGIA GRUPPO TELECOM ITALIA                                                                  10,000         50.00
(electrical feeding of the fixed and mobile lines of the associated companies)                                          50.00
                                                                                    ------------------------------------------------
CONSORZIO GEODOC (in liquidation)                                                                    103,291.38         90.00
(realization of an information system for the geological documentation of the nation)
                                                                                    ------------------------------------------------
CONSORZIO IRIS BENI CULTURALI                                                                           171,600         90.91
(filing and recovery of documents and system assistance for the Ministry of cultural                                     9.09
properties and environment)
                                                                                    ------------------------------------------------
CONSORZIO ISIB (in liquidation)                                                                       51,645.69         70.00
(harmonization of the infrastructural system of the Central Institute which manages                                     30.00
the unique catalogue of the Italian libraries)
                                                                                    ------------------------------------------------
CONSORZIO NAUTILUS                                                                                       30,000         31.00
(professional training)                                                                                                 20.00
                                                                                    ------------------------------------------------
CONSORZIO SEGISIEL (in liquidation)                                                                  103,291.38         85.00
(realization of operating systems in the field of justice for the Telcal consortium)                                    15.00
                                                                                    ------------------------------------------------
CONSORZIO SER (in liquidation)                                                                       103,291.38         46.00
(realization of the information plan Calabria for the Telcal consortium)                                                 5.00
                                                                                    ------------------------------------------------
CONSORZIO SESIT                                                                                       51,645.69         70.00
(realization of the integrated information system for the Ministry of transport and navigation)
                                                                                    ------------------------------------------------
CONSORZIO SOFTIN (in liquidation)                                                                    877,976.73        100.00
(research and development in the field of industrial software and consulting)
                                                                                    ------------------------------------------------
CONSORZIO TURISTEL                                                                                       77,460         33.33
(information systems for tourism)                                                                                       33.33
                                                                                    ------------------------------------------------

                                                                                            %
Name                                                                                of voting
(type of business)                                                                     rights  Held by
------------------------------------------------------------------------------------------------------------------------------------

TIN WEB S.p.A. (in liquidation)                                                                SEAT PAGINE GIALLE, Ltd
(consulting for the creation of Internet sites)
                                                                                    ------------------------------------------------
TMI HUNGARY TRADING AND SERVICES Ltd (in liquidation)                                          TMI TELEMEDIA INTERN, Ltd
(telecommunications services)
                                                                                    ------------------------------------------------
TRAINET S.p.A. (in liquidation)                                                                TELECOM ITALIA
(development, operation and sales of lines teaching systems)
                                                                                    ------------------------------------------------
WAVENET S.r.l.                                                                                 NESTESI
(thematic services)
                                                                                    ------------------------------------------------


AFFILIATED COMPANIES

CITEL - Corporacion Interamericana de Telecomunicaciones S.A.                                  TELECOM ITALIA INTERNATIONAL
(holding company)
                                                                                    ------------------------------------------------
CLIPPER S.p.A. (in liquidation)                                                                SCS COMUNICAZIONE INTEGR. (in liq.)
(marketing and communication consulting)
                                                                                    ------------------------------------------------
CROMA S.r.l. (in liquidation)                                                                  WEBRED
(hardware maintenance)
                                                                                    ------------------------------------------------
DATATRADER S.A. (in liquidation)                                                               CONSODATA S.A.
(creation and sale of data base)
                                                                                    ------------------------------------------------
E-UTILE S.p.A.                                                                                 SIEMENS INFORMATICA
(ICT Solutions and services for companies in the field of public utilities)
                                                                                    ------------------------------------------------
INDIRECT S.P.R.L. (in liquidation)                                                             TDL INVESTMENTS
(sale of services)                                                                             TDL INFORMEDIA Ltd
                                                                                    ------------------------------------------------
MEDITERRANEAN BROAD BAND ACCESS S.A.                                                           TELECOM ITALIA INTERNATIONAL
(telecommunications services)
                                                                                    ------------------------------------------------
NETEX S.r.l. (in liquidation)                                                                  MATRIX
(activities relating to the contract regarding the licence of the software of
Netex Ltd.)
                                                                                    ------------------------------------------------
TDL BELGIUM S.A.                                                                               TDL INVESTMENTS
(publishing and sale of directories)
                                                                                    ------------------------------------------------
UBA - NET S.A.                                                                                 TRAINET (in liquidation)
(teledidactic services)
                                                                                    ------------------------------------------------
VOICEMAIL INTERNATIONAL INC. (in liquidation)                                                  TELECOM ITALIA
(vocal message services)
                                                                                    ------------------------------------------------

CONSORTIUM SUBSIDIARIES

CONSORZIO ABECA (in liquidation)                                                               FINSIEL
(information systems for the Ministry of cultural properties and environment)                  INTERSIEL
                                                                                    ------------------------------------------------
CONSORZIO CONNET FORMAZIONE                                                                    TELECOM ITALIA LEARNING SERVICES
(Professional training for the Ministry of work and social security)
                                                                                    ------------------------------------------------
CONSORZIO ENERGIA GRUPPO TELECOM ITALIA                                                        TELECOM ITALIA
(electrical feeding of the fixed and mobile lines of the associated companies)                 TELECOM ITALIA MOBILE
                                                                                    ------------------------------------------------
CONSORZIO GEODOC (in liquidation)                                                              FINSIEL
(realization of an information system for the geological documentation of the nation)
                                                                                    ------------------------------------------------
CONSORZIO IRIS BENI CULTURALI                                                                  FINSIEL
(filing and recovery of documents and system assistance for the Ministry of cultural           IT TELECOM
properties and environment)
                                                                                    ------------------------------------------------
CONSORZIO ISIB (in liquidation)                                                                FINSIEL
(harmonization of the infrastructural system of the Central Institute which manages            INTERSIEL
the unique catalogue of the Italian libraries)
                                                                                    ------------------------------------------------
CONSORZIO NAUTILUS                                                                             TELECOM ITALIA LEARNING SERVICES
(professional training)                                                                        MEDITERRANEAN NAUTILIS Ltd
                                                                                    ------------------------------------------------
CONSORZIO SEGISIEL (in liquidation)                                                            FINSIEL
(realization of operating systems in the field of justice for the Telcal consortium)           INTERSIEL
                                                                                    ------------------------------------------------
CONSORZIO SER (in liquidation)                                                                 FINSIEL
(realization of the information plan Calabria for the Telcal consortium)                       INTERSIEL
                                                                                    ------------------------------------------------
CONSORZIO SESIT                                                                                FINSIEL
(realization of the integrated information system for the Ministry of transport and navigation)
                                                                                    ------------------------------------------------
CONSORZIO SOFTIN (in liquidation)                                                              FINSIEL
(research and development in the field of industrial software and consulting)
                                                                                    ------------------------------------------------
CONSORZIO TURISTEL                                                                             IT TELECOM
(information systems for tourism)                                                              FINSIEL
                                                                                    ------------------------------------------------


                    225 | Consolidated Financial Statements


Name
(type of business)                                                                            Head office
------------------------------------------------------------------------------------------------------------------------------------

CONSORTIUM AFFILIATES

CONSORZIO ACCAM                                                                               Rome                              EUR
(automation of the communication centers of the agencies and operating units of the           (Italy)
military air force)
                                                                                              --------------------------------------
CONSORZIO C.O.M.P.A. (in liquidation)                                                         Bologna                           EUR
(study and monitoring of the problems of the Padano-Adriatico basin and professional          (Italy)
training)
                                                                                              --------------------------------------
CONSORZIO CEW                                                                                 Perugia                           EUR
(electronic publishing)                                                                       (Italy)
                                                                                              --------------------------------------
CONSORZIO CSIA                                                                                Rome                              EUR
(information systems for the State agency for the agricultural market)                        (Italy)
                                                                                              --------------------------------------
CONSORZIO DREAM FACTORY                                                                       Rome                              EUR
(promotion and development of new economy in the weak areas of the Nation)                    (Italy)
                                                                                              --------------------------------------
CONSORZIO ITALTEL TELESIS (in liquidation)                                                    Milan                             EUR
(integrated telematic systems)                                                                (Italy)
                                                                                              --------------------------------------
CONSORZIO LABORATORIO DELLA CONOSCENZA                                                        Naples                            EUR
(realization of a research project for innovative remote professional training and            (Italy)
platforms in Naples)
                                                                                              --------------------------------------
CONSORZIO LA CARTA DI VENEZIA (in liquidation)                                                Venice                            EUR
(Integrated services for the metropolitan area of Venice)                                     (Italy)
                                                                                              --------------------------------------
CONSORZIO OMNIA (in liquidation)                                                              Perugia                           EUR
(hardware maintenance)                                                                        (Italy)
                                                                                              --------------------------------------
CONSORZIO PAOLA (in liquidation)                                                              Udine                             EUR
(applicated research for the development of information systems for clinics and
medical structures)                                                                           (Italy)
                                                                                              --------------------------------------
CONSORZIO REISSFORM                                                                           Rome                              EUR
(services and consulting regarding professional training and management)                      (Italy)
                                                                                              --------------------------------------
CONSORZIO SCUOLA SUPERIORE ALTA FORMAZIONE UNIVERSITA FEDERICO II                             Naples                            EUR
(professional training)                                                                       (Italy)
                                                                                              --------------------------------------
CONSORZIO SIMT                                                                                Rome                              EUR
(information systems for the General Management of the civil traffic and transport
control authority)                                                                            (Italy)
                                                                                              --------------------------------------
CONSORZIO STOAMED                                                                             Ercolano                          EUR
(projects and management of technologically advanced services regarding professional          (Naples, Italy)
training)
                                                                                              --------------------------------------
CONSORZIO TELCAL                                                                              Catanzaro                         EUR
(planning and development of the organic project "Plano Telematico Calabria")                 (Italy)
                                                                                              --------------------------------------
CONSORZIO TELEMED (in liquidation)                                                            Rome                              EUR
(telematic activities for social and sanitary assistance)                                     (Italy)


Name                                                                                                                           %
(type of business)                                                                      Share capital                  ownership
------------------------------------------------------------------------------------------------------------------------------------

CONSORTIUM AFFILIATES

CONSORZIO ACCAM                                                                                              6,120         33.33
(automation of the communication centers of the agencies and operating units of the military air force)
                                                                                        --------------------------------------------
CONSORZIO C.O.M.P.A. (in liquidation)                                                                   180,759.91         20.00
(study and monitoring of the problems of the Padano-Adriatico basin and professional training)
                                                                                        --------------------------------------------
CONSORZIO CEW                                                                                               15,400         40.00
(electronic publishing)
                                                                                        --------------------------------------------
CONSORZIO CSIA                                                                                          206,582.76         44.00
(information systems for the State agency for the agricultural market)
                                                                                        --------------------------------------------
CONSORZIO DREAM FACTORY                                                                                     20,000         20.00
(promotion and development of new economy in the weak areas of the Nation)
                                                                                        --------------------------------------------
CONSORZIO ITALTEL TELESIS (in liquidation)                                                                 516,456        100.00
(integrated telematic systems)
                                                                                        --------------------------------------------
CONSORZIO LABORATORIO DELLA CONOSCENZA                                                                      51,646         25.00
(realization of a research project for innovative remote professional training and                                         25.00
platforms in Naples)
                                                                                        --------------------------------------------
CONSORZIO LA CARTA DI VENEZIA (in liquidation)                                                              10,500         50.00
(Integrated services for the metropolitan area of Venice)
                                                                                        --------------------------------------------
CONSORZIO OMNIA (in liquidation)                                                                          2,582.28         50.00
(hardware maintenance)
                                                                                        --------------------------------------------
CONSORZIO PAOLA (in liquidation)                                                                          8,143.88         50.00
(applicated research for the development of information systems for clinics and medical structures)
                                                                                        --------------------------------------------
CONSORZIO REISSFORM                                                                                         51,000         50.00
(services and consulting regarding professional training and management)
                                                                                        --------------------------------------------
CONSORZIO SCUOLA SUPERIORE ALTA FORMAZIONE UNIVERSITA FEDERICO II                                          127,500         20.00
(professional training)
                                                                                        --------------------------------------------
CONSORZIO SIMT                                                                                           51,645.69         45.00
(information systems for the General Management of the civil traffic and transport control authority)
                                                                                        --------------------------------------------
CONSORZIO STOAMED                                                                                           10,000         30.00
(projects and management of technologically advanced services regarding professional training)
                                                                                        --------------------------------------------
CONSORZIO TELCAL                                                                                           877,975         24.00
(planning and development of the organic project "Plano Telematico Calabria")                                              24.00
                                                                                        --------------------------------------------
CONSORZIO TELEMED (in liquidation)                                                                         103,291         33.33
(telematic activities for social and sanitary assistance)


                                                                                                %
Name                                                                                    of voting
(type of business)                                                                         rights  Held by
------------------------------------------------------------------------------------------------------------------------------------

CONSORTIUM AFFILIATES

CONSORZIO ACCAM                                                                                    EIS
(automation of the communication centers of the agencies and operating units of the military air force)
                                                                                        --------------------------------------------
CONSORZIO C.O.M.P.A. (in liquidation)                                                              FINSIEL
(study and monitoring of the problems of the Padano-Adriatico basin and professional training)
                                                                                        --------------------------------------------
CONSORZIO CEW                                                                                      WEBRED
(electronic publishing)
                                                                                        --------------------------------------------
CONSORZIO CSIA                                                                                     FINSIEL
(information systems for the State agency for the agricultural market)
                                                                                        --------------------------------------------
CONSORZIO DREAM FACTORY                                                                            TELECOM ITALIA LAB S.p.A.
(promotion and development of new economy in the weak areas of the Nation)
                                                                                        --------------------------------------------
CONSORZIO ITALTEL TELESIS (in liquidation)                                                         ITALTEL S.p.A.
(integrated telematic systems)
                                                                                        --------------------------------------------
CONSORZIO LABORATORIO DELLA CONOSCENZA                                                             TELECOM ITALIA LAB S.p.A.
(realization of a research project for innovative remote professional training and                 TELECOM ITALIA LEARNING SERVICES
platforms in Naples)
                                                                                        --------------------------------------------
CONSORZIO LA CARTA DI VENEZIA (in liquidation)                                                     VENIS
(Integrated services for the metropolitan area of Venice)
                                                                                        --------------------------------------------
CONSORZIO OMNIA (in liquidation)                                                                   WEBRED
(hardware maintenance)
                                                                                        --------------------------------------------
CONSORZIO PAOLA (in liquidation)                                                                   INSIEL
(applicated research for the development of information systems for clinics and medical structures)
                                                                                        --------------------------------------------
CONSORZIO REISSFORM                                                                                TELECOM ITALIA LEARNING SERVICES
(services and consulting regarding professional training and management)
                                                                                        --------------------------------------------
CONSORZIO SCUOLA SUPERIORE ALTA FORMAZIONE UNIVERSITA FEDERICO II                                  TELECOM ITALIA MOBILE
(professional training)
                                                                                        --------------------------------------------
CONSORZIO SIMT                                                                                     FINSIEL
(information systems for the General Management of the civil traffic and transport control authority)
                                                                                        --------------------------------------------
CONSORZIO STOAMED                                                                                  TELECOM ITALIA LEARNING SERVICES
(projects and management of technologically advanced services regarding professional training)
                                                                                        --------------------------------------------
CONSORZIO TELCAL                                                                                   TELECOM ITALIA
(planning and development of the organic project "Plano Telematico Calabria")                      INTERSIEL
                                                                                        --------------------------------------------
CONSORZIO TELEMED (in liquidation)                                                                 TELECOM ITALIA
(telematic activities for social and sanitary assistance)


---------
* The percentage of ownership includes Ordinary Shares/Quotas held by members of the Board of Directors/Managers, as requested by local laws in order to undertake the charge of Director/Manager, or held by Fiduciaries.



                    226 | Consolidated Financial Statements

                                               Independent Auditors' Report and
                                            Board of Statutory Auditors' Report






          227 | Report of the Independent Auditors (Olivetti S.p.A.)

                     [THIS PAGE INTENTIONALLY LEFT BLANK]




          228 | Report of the Independent Auditors (Olivetti S.p.A.)

[LOGO] ERNST & YOUNG           | Reconta Ernst & Young S.p.A.       | Tel.  (+39) 011 5161611
                                 Corso Vittorio Emanuele II, 83       Fax (+39) 011 5612554
                                 10128 Torino                         www.ey.com



                                AUDITORS' REPORT
   pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
                  (Translation from the original Italian text)

To the Shareholders
of Olivetti S.p.A.

1. We have audited the financial statements of Olivetti S.p.A. as of and for the year ended December 31, 2002. These financial statements are the responsibility of the Olivetti S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB. In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

     For the opinion on the financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our report dated April 16, 2002.

3. In our opinion, the financial statements of Olivetti S.p.A. comply with the Italian regulations governing financial statements; accordingly, they clearly present and give a true and fair view of the financial position of Olivetti S.p.A. as of December 31, 2002, and the results of its operations for the year then ended.

4.   We draw your attention to the following:

     a) The company holds investments in subsidiary companies and has therefore prepared (as required by law) consolidated financial statements. These consolidated financial statements form an integral part of the annual financial statements for the purpose of providing adequate information on the financial position and the results of operation of the company and the Group. We have audited the consolidated financial statements which, together with our audit report thereon, are presented together with these financial statements.


                        Reconta Ernst & Young S.p.A.
                        Sede Legale: 00196 Roma -Via G.D. Romagnosi, 18/A Capitale Sociale(euro)1.111.000,00 iv.
                        Iscritta alla S.O. del Registro delle Imprese presso a C.C.I.A.A. di Roma
                        Codice fiscale e numero di iscrizione 00434000584
                        P.I. 00891231003
                        (vecchio numero R.I. 6697/89 - numero R.E.A. 2509041)


          229 | Report of the Independent Auditors (Olivetti S.p.A.)

[logo] ERNST & YOUNG                              | Reconta Ernst & Young S.p.A.

     b) In 2002, the company wrote-down its investment in Telecom Italia S.p.A., in order to obtain tax benefits provided by the tax legislation. The purpose and the effects of such accounting treatment, allowed by the Italian regulations governing financial statements, are illustrated in the explanatory notes.

     c) On April 15, 2003 the board of directors of the company adopted the plan for the merger of the subsidiary Telecom Italia S.p.A. into Olivetti S.p.A., which will be submitted for approval to the extraordinary shareholders' meetings of the respective companies called for this purpose.

Turin, April 18, 2003

                                                 Reconta Ernst & Young S.p.A.
                                             Signed by: Mario Lamprati, Partner




          230 | Report of the Independent Auditors (Olivetti S.p.A.)

[LOGO] ERNST & YOUNG           | Reconta Ernst & Young S.p.A.       | Tel.  (+39) 011 5161611
                                 Corso Vittorio Emanuele II, 83       Fax (+39) 011 5612554
                                 10128 Torino                         www.ey.com


                                AUDITORS' REPORT
   pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
                  (Translation from the original Italian text)


To the Shareholders
of Olivetti S.p.A.

1. We have audited the consolidated financial statements of Olivetti S.p.A. as of and for the year ended December 31, 2002. These financial statements are the responsibility of the Olivetti S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB. In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

     The financial statements of certain subsidiaries and associated companies, which represent respectively 4% and 7% of consolidated total assets and consolidated total revenues, have been examined by other auditors, whose reports have been furnished to us. Our opinion, expressed herein, insofar as it relates to the data relating to these subsidiaries and associated companies included in the consolidated financial statements, is based also on the reports of the other auditors.

     For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our report dated April 16, 2002.

3. In our opinion, the consolidated financial statements of Olivetti S.p.A. comply with the Italian regulations governing consolidated financial statements; accordingly, they clearly present and give a true and fair view of the consolidated financial position of Olivetti S.p.A. as of December 31, 2002, and the consolidated results of its operations for the year then ended.

                        Reconta Ernst & Young S.p.A.
                        Sede Legale: 00196 Roma -Via G.D. Romagnosi, 18/A Capitale Sociale(euro)1.111.000,00 iv.
                        Iscritta alla S.O. del Registro delle Imprese presso a C.C.I.A.A. di Roma
                        Codice fiscale e numero di iscrizione 00434000584
                        P.I. 00891231003
                        (vecchio numero R.I. 6697/89 - numero R.E.A. 2509041)


          231 | Report of the Independent Auditors (Olivetti S.p.A.)

[logo] ERNST & YOUNG                              | Reconta Ernst & Young S.p.A.

4.   We draw your attention to the following:

     a) The explanatory notes describe, in relation to the dispute with INPS (the "Italian National Insurance Board"), the uncertainty of the liability for the payments due by the subsidiary Telecom Italia S.p.A. for the social security contributions (the previous Telecom Workers Fund) of the personnel of its telephone division.

     b) On April 15, 2003 the board of directors of the company adopted the plan for the merger of the subsidiary Telecom Italia S.p.A. into Olivetti S.p.A., which will be submitted for approval to the extraordinary shareholders' meetings of the respective companies called for this purpose.

Turin, April 18, 2003


                                                Reconta Ernst & Young S.p.A.
                                             Signed by: Mario Lamprati, Partner



          232 | Report of the Independent Auditors (Olivetti S.p.A.)

Report of the Board of Statutory Auditors to the Olivetti S.p.A. Shareholders' Meeting pursuant to art. 153 Legislative Decree 58/98 and art. 2429 of the Italian Civil Code.

               (Translation from the original version in Italian)

To the Shareholders,

The Board of Statutory Auditors reports on the controls it performs and on the other duties it is required to perform pursuant to Legislative Decree 58/98 and art. 2429 of the Italian Civil Code, and also with reference to the relevant Consob communications.

The Board has controlled compliance with the provisions of law and with the articles of association.

The Company's statutory financial statements at 31 December 2002 show net losses of 6,239,962,549 euros (of which 8,051 million euros from the writedown of Telecom Italia shares purely for tax reasons) and shareholders' equity of 9,031,365,025 euros; the financial statements were consigned together with the Directors' Report on Operations as prescribed by law.

The Board of Statutory Auditors has verified that the financial statements were drawn up in compliance with legal requirements through its own auditing work and through the information provided by the Independent Auditors.

The Olivetti Group consolidated financial statements were also consigned to the Board of Statutory Auditors as prescribed by law and show a loss for the portion attributable to the Group of 773 million euros and Group shareholders' equity of 11,640 million euros (20,624 million euros including minority interests).

1. The Directors provided us with quarterly reports on activities and on the main business, financial and equity operations, as well as on transactions executed by the Company with related parties, other Group entities and/or transactions that could represent a potential conflict of interest; these are described briefly below and - for the most part - are illustrated in greater detail in the Directors' Report on Operations:

o together with Finsiel, in February 2002 the Company accepted the public tender offer launched on Lottomatica by Tyche S.p.A. of the De Agostini Group, for an overall total of 34% of the company's capital, raising proceeds of 391 million euros;

o with regard to financial operations, Olivetti executed the following main transactions:

     -    placement of a multi-tranche bond for 1.5 billion euros;

     - redemption two years early of the "Olivetti Finance N.V. 1999-2004" bond for the outstanding amount of 5.15 billion euros;

     - re-opening of three bond loans for an aggregate amount of 1,550 million euros on existing "Olivetti Finance N.V." bonds;

o in 2002, the Pirelli and Olivetti-Telecom Italia groups drew up a frame agreement, named Project Tiglio, for the integration and enhancement of their respective real-estate assets and property services provider entities.

Under this operation, Olivetti sold a real-estate equity investment for approximately 225 million euros, realising a gain of approximately 72 million euros. Approximately 45 million euros of the proceeds from the sale were re-invested to purchase an equity investment in Tiglio 1;

o in the period 1 July - 30 September the Olivetti Finance N.V. company (a wholly owned subsidiary of Olivetti S.p.A.) granted the following loans to the Softe S.p.A. company (a wholly owned subsidiary of the Telecom Italia Group):

o 161,566,794.04 euros from 18 July 2002 to 26 July 2002 at a rate of 3.68371%.

                233 | Report of the Board of Statutory Auditors

o 150,996,577.41 euros from 26 July 2002 to 30 July 2002 at a rate of 3.5285%.

In the same period, Olivetti International S.A. (a wholly owned subsidiary of Olivetti S.p.A.) granted the following loan to Softe S.p.A.:

o    151,214,100 euros from 30 July to 1 August at a rate of 3.5285%;

o in the period 1 October - 31 December, in order to optimise synergies among their professional resources working in the Latin American area, Olivetti do Brasil S.A. (a Tecnost Group company wholly owned by Olivetti Tecnost S.p.A.), Telecom Italia America Latina S.A., Tim Brasil S.A. and Pirelli S.A. (all subject to Brazilian law and active in Brazil) drew up a Reciprocal Services Provision agreement (Contrato de Prestacao de Servicio Reciproco) dated 30 October 2002, which provides for any service relating to administrative activities of any kind, including assistance on fiscal matters, to be shared, depending on the availability and needs of each company.

Deloitte Touche Tohmatsu of Sao Paulo, Brazil attested the congruity of the remuneration determined for such services.

In the opinion of the Board of Statutory Auditors, the operations performed comply with the law and with the articles of association, are in the interests of the Company, are not manifestly imprudent or speculative, do not conflict with resolutions adopted by the Shareholders and do not compromise the integrity of the Company's net assets.

2. The Board of Statutory Auditors has not encountered any atypical and/or unusual operations by Olivetti S.p.A. with third parties.

The ordinary operations between Olivetti S.p.A. and related parties and Group entities are conducted at normal market conditions, are in the interests of the Company and consist mainly of the provision of services, centralised Treasury management and coordination of the operations of the subsidiaries, in line with the Company's role as a holding.

Specifically:

o financial charges of 607 million euros posted to income refer to financial payables due to Group financial companies;

o income from equity investments for dividends from subsidiary and associated companies totalling 1,263 million euros (of which 1,250 million euros from Telecom Italia) plus 710 million euros for tax credits;

o other operations for smaller amounts as described in the Directors' Report on Operations.

3. The Board of Statutory Auditors believes that the information provided in the Directors' Report on Operations with regard to operations with Group entities and with related parties is adequate, and presented in sufficient detail to illustrate the interest of the Company in such operations, in consideration of the nature and complexity of the Group.

4. The reports issued on 18 April 2003 by the Independent Auditors Reconta Ernst & Young S.p.A. pursuant to art. 156 of Legislative Decree 58/98 certify that the statutory financial statements and the consolidated financial statements give a true and fair view of the operations and financial and equity situation of the Parent Company and of the Group.

The report of the Independent Auditors on the statutory financial statements draws your attention to three points:

                234 | Report of the Board of Statutory Auditors

- first, that the Company draws up consolidated financial statements to supplement the statutory financial statements in order to provide adequate information on the financial and equity position and operations of the Parent Company and the Group;

- second, that in financial year 2002 the Parent Company adjusted the book value of the equity investment in Telecom Italia S.p.A. in order to obtain the fiscal benefits allowed under tax laws. The nature and the effects on the financial statements of this adjustment, which is allowed under regulations governing financial reporting, are illustrated in the explanatory notes;

- third, that on 15 April 2003 the Company Board of Directors adopted a plan for the merger of the subsidiary Telecom Italia S.p.A. into the controlling company Olivetti S.p.A., which will be presented for the approval of the respective Extraordinary Shareholders' Meetings convened specifically for this purpose.

The report of the Independent Auditors on the consolidated financial statements draws your attention to two points:

- first, to the uncertainty over the liability for the payments due by the subsidiary Telecom Italia S.p.A. - in connection with the dispute with the INPS (the Italian National Insurance Board) - for the social security contributions of the personnel of its telephone division, as illustrated in the explanatory note;

- second, a repetition of the information provided in the Report to the statutory financial statements concerning the plans for Telecom Italia S.p.A. to be merged with Olivetti S.p.A.

5. No charges were presented to the Board of Statutory Auditors pursuant to art. 2408 of the Italian Civil Code.

6. No petitions, objections or complaints were presented to the Board of Statutory Auditors.

7. During the year, in addition to the audit of the financial statements Olivetti S.p.A. commissioned the following services from the Independent Auditors Reconta Ernst & Young S.p.A.:

- Issue of the "Pricing Supplements" of 24 April 2002                   Euro      85,000
- Issue of the Offering Circular on the Euro Medium
    Term Note ("EMTN") Programme of 14 May 2002                         Euro      75,000
- Issue of the "Pricing Supplement" on the EMTN of 7 August 2002        Euro      52,000
- Issue of the Offering Circular on the "Zero Coupon Guaranteed
     Exchangeable Bond" of 20 September 2002                            Euro     145,000
- Issue of the "Pricing Supplements" on the EMTNs of 3 October 2002     Euro      53,000
- Issue of the "Pricing Supplement" on the EMTNs of 11 November 2002    Euro      54,000

The Company was also billed for out-of-pocket expenses totalling Euro 27,700.

The fees and out-of-pocket expenses were checked by the Board of Statutory Auditors, and are considered fair.

8. During the year Olivetti S.p.A. did not commission services from entities with which the Independent Auditors Reconta Ernst & Young S.p.A. have relations on a continuous basis.

                235 | Report of the Board of Statutory Auditors

9. During the year the Board of Statutory Auditors approved the resolutions adopted by the Board of Directors to co-opt two Directors in the place of outgoing Directors on 5 September and 7 November respectively (par 1, art. 2386 of the Italian Civil Code).

10. During the period between the Report of the Board of Statutory Auditors to the 2001 financial statements and this Report, the Board of Statutory Auditors held 14 meetings.

The Statutory Auditors also attended all of the 9 meetings held by the Board of Directors during 2002, obtaining information from the directors on activities and on the main business, financial and equity operations performed by the Company and its subsidiaries, also in compliance with art. 150 of Legislative Decree 58/98.

The Statutory Auditors also attended all of the 6 meetings held by the Internal Control Committee.

11. Within the limits of its competence, the Board of Statutory Auditors ascertained and controlled compliance with the principles of correct administration, through direct observation, collection of information from the heads of function and meetings with the managers of the Independent Auditors for the purpose of exchanging significant data and information.

It has nothing of note to report in this connection.

12. Within the limits of its competence, the Board of Statutory Auditors also ascertained and controlled the adequacy of the Company's organisational structure, and found nothing of note to report.

13. The Board of Statutory Auditors controlled the adequacy of the internal control system of the Company, whose structure is that of a holding company, verifying the activities and control procedures thereof, confirming their adequacy and obtaining specific documentation at regular intervals.

During the year, the Internal Control Committee took steps to improve the structure and functionality of the Company's Internal Control system. In 2002 the Company joined a consortium with the Telecom Italia Group (In.Tel.Audit) and designated the consortium as the Head of Internal Control in the person of a Director.

14. The administrative and accounting system is adequate and reliable for the purposes of correct disclosure of operations.

15. Olivetti S.p.A. provided the subsidiaries with the instructions necessary to ensure fulfilment of disclosure requirements pursuant to par 2, art. 114, Legislative Decree 58/98. These instructions are adequate to ensure compliance with legal requirements.

16. During the meetings held with the Independent Auditors, pursuant to par 2, art. 150, Legislative Decree 58/98, no comments or observations were made to the Board of Statutory Auditors as regards matters for which the Independent Auditors are responsible. The Board of Statutory Auditors therefore has nothing of note to report.

17. The Company strongly supports the letter and spirit of the recommendations of the Voluntary Code of Conduct for listed companies, on which increasingly it bases its own corporate governance model. In particular:

                236 | Report of the Board of Statutory Auditors

o    the Company By-Laws comply with Legislative Decree 58/98;

o under the By-Laws, the Board of Directors, which consists of 16 members, is invested with full ordinary and extraordinary administrative powers, since all matters that are not by law or under the By-Laws expressly reserved for the Shareholders' Meeting fall within its competence;

o the Company declares that the Deputy Chairman and Chief Executive Officer and the Chief Executive Officer are considered executives since they have been given management/operational powers; six Directors may be qualified as independent;

o in the previous year, the Board of Directors formed an Internal Control Committee and a Remuneration Committee with the characteristics specified by the Code of Conduct, whose members are all independent Directors;

o the Board of Directors approved the "Principles of conduct" to be observed in the execution of transactions with related parties (according to the definition provided by the International Financial Reporting Standard - IFRS 24) including operations among Group entities;

It also adopted a specific procedure for compliance with the requirements of par 1, art. 150, Legislative Decree 58/98 in order - as declared by the Company
- to ensure full procedural and substantial transparency with regard to activities, principal operations, atypical or unusual operations as well as operations with related parties, and to make the entire Board responsible for the resolutions it adopts.

The procedure has been amended this year to introduce subsequent CONSOB updates in this area;

o the Board of Directors adopted a "Code of Conduct on insider dealing", which regulates disclosure to the Company and to the market of transactions executed on Group listed securities by so-called "relevant persons"; the code took effect on 1 December 2002;

o in performing the duties envisaged by the By-Laws, the Chairman of the Board of Directors moderates the meetings of the Board of Directors and chairs and moderates the Shareholders' Meetings, ensuring correct application of the provisions of law and the By-Laws;

o a specific function guarantees relations with the Shareholders and with institutional investors.

18. The controls performed by the Board of Statutory Auditors have not found any omissions, censurable facts or irregularities to be reported to the Shareholders and other Controlling Bodies.

Your attention is drawn to the fact that the book value of the Telecom Italia S.p.A. shares in the statutory accounts was written down exclusively for tax purposes.

On 15 April 2003 the Olivetti S.p.A. and Telecom Italia S.p.A. Boards of Directors approved plans for the merger of Telecom Italia into Olivetti, which will be submitted to the respective Extraordinary Shareholders' Meetings.

The Board of Statutory Auditors requested and obtained the Reports of the Boards of Statutory Auditors on the 2002 Annual Reports of the companies controlled directly by Olivetti S.p.A. No critical matters have been found in these reports.

19. The Olivetti S.p.A. Board of Statutory Auditors invites you to approve the Company statutory financial statements at 31 December 2002 as drawn up by the Board of Directors and, with reference to par 2, art. 153, Legislative Decree 58/98, has no objections to the proposal for the coverage of the loss.

                237 | Report of the Board of Statutory Auditors

Shareholders,

our mandate expires at the Meeting to which you have been convened and we therefore invite you to renew the Board of Statutory Auditors.

Ivrea, 7 May 2003

                                              The Board of Statutory Auditors

                                                         The Chairman
                                                       Angelo Fornasari
                                              (signed in the original version)

                238 | Report of the Board of Statutory Auditors

                                                                        ANNEX V


             Balance Sheet of Telecom Italia S.p.A at 31 December,
              2002 pursuant to Article 2051-ter of the Civil Code





                             [TELECOM ITALIA LOGO]

                                   ---------

                              ANNUAL REPORT 2002

[]   CONTENTS

-----------------------------------------------------------------------------------------------------------------------------------
Summary data                Corporate boards                                                                                     2
and general                 Selected economic and financial data - Telecom Italia Group                                          3
information                 Key data - Telecom Italia Business Units/Operating Activities                                        4
                            Operating highlights - Telecom Italia Group                                                          6
                            Shareholder information                                                                              7
                            Macro-organization chart of Telecom Italia Group at December 31, 2002                               10
                            International presence                                                                              11

-----------------------------------------------------------------------------------------------------------------------------------
Report on                   Economic and financial performance - Telecom Italia Group                                           12
operations                  Economic and financial performance - Telecom Italia S.p.A.                                          28
                            Subsequent events                                                                                   35
                            Business outlook                                                                                    37
                            Related party transactions                                                                          37

                            Economic and financial performance - Telecom Italia Business Units/Operating Activities
                              Domestic Wireline                                                                                 39
                              Mobile                                                                                            47
                              South America                                                                                     55
                              Internet and Media                                                                                60
                              Information Technology Market                                                                     65
                              Information Technology Group                                                                      70
                              Other activities                                                                                  75

                            Sustainability section
                              Introduction                                                                                      81
                              Charters and Codes                                                                                82
                              Human resources                                                                                   83
                              Shareholders: Corporate Governance                                                                87
                              Customers                                                                                         97
                              Suppliers                                                                                         98
                              Competitors and regulatory framework                                                              99
                              The State and other institutions                                                                 102
                              Future generations                                                                               102
                              The Community                                                                                    105
                              Research & Development                                                                           108

                            Other information
                              Equity investments held by Directors, Statutory Auditors and General Manager                     109
                              Litigation                                                                                       110
                              Interbusiness services                                                                           114

-----------------------------------------------------------------------------------------------------------------------------------
Telecom Italia              Consolidated balance sheets                                                                        116
Group -                     Consolidated statements of income                                                                  119
Consolidated                Notes to consolidated financial statements                                                         121
financial                   Independent Auditors' report
statements
-----------------------------------------------------------------------------------------------------------------------------------
Telecom Italia              Balance sheets                                                                                     171
S.p.A. -                    Statements of income                                                                               174
Financial                   Notes to financial statements                                                                      175
statements                  Independent Auditors' report

[] CORPORATE BOARDS

Board of Directors1                      Chairman                          Marco Tronchetti Provera (E)
                                         Deputy Chairman                   Gilberto Benetton
                                         Managing Directors                Carlo Orazio Buora (E)
                                                                           Riccardo Ruggiero (E) *
                                         Directors                         Umberto Colombo (I)
                                                                           Francesco Denozza (I)
                                                                           Luigi Fausti (I)
                                                                           Guido Ferrarini (I)
                                                                           Natalino Irti (I)
                                                                           Gianni Mion
                                                                           Pietro Modiano o
                                                                           Massimo Moratti
                                                                           Carlo Alessandro Puri Negri
                                                                           Pier Francesco Saviotti
                                                                           Roberto Ulissi (I)

                                         Secretary to the Board            Francesco Chiappetta

Directors' Compensation                  Chairman                          Luigi Fausti
Committee
                                         Members                           Umberto Colombo
                                                                           Pier Francesco Saviotti

Audit and Corporate                      Chairman                          Roberto Ulissi
Governance Committee
                                         Members                           Guido Ferrarini
                                                                           Natalino Irti

Board of Statutory                       Chairman                          Paolo Germani
Auditors2                                Acting auditors                   Mario Boidi
                                                                           Paolo Golia
                                                                           Fabrizio Quarta
                                                                           Gianfranco Zanda
                                         Alternate auditors                Enrico Bignami
                                                                           Leonida Liuni

Common representative of
savings shareholders 3                                                     Carlo Pasteris

Independent auditors 4                                                     Reconta Ernst & Young S.p.A.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                  4  Appointed by the Shareholders' Meeting on June 12, 2001.
(E)  Executive director.
                                                                  *  Appointed by the Shareholders' Meeting on December 12, 2002;
(I)  Independent director.                                           he holds the position of general manager since May 5, 2002.

1    Appointed by the Shareholders' Meeting on November 7, 2001.
                                                                  o  Appointed by the Shareholders' Meeting on December 12, 2002.
2    Appointed by the Shareholders' Meeting on July 3, 2000.

3    Appointed by the special Savings Shareholders' Meeting on October 31, 2001.

[]   SELECTED ECONOMIC AND FINANCIAL DATA - TELECOM ITALIA GROUP

Changes in the scope of consolidation in 2002 refer to the exclusion of the 9 Telecom group, the Telespazio group and the companies Sogei S.p.A., Consiel S.p.A., DataHouse S.p.A., Emsa S.p.A., Immsi S.p.A., and Telimm S.p.A.; additions include the Webegg group, Blu S.p.A. and other minor companies. These changes, moreover, did not have a significant impact on the economic results or the financial conditions for the year ended December 31, 2002.

Revenues                                                                       2002       2001      2000 (*)
(euro/millions)                                                                ----       ----      ----
[GRAPHIC OMITTED]    Results of operations (in millions of euro)

[2000 - 27,169       Sales and services revenues                             30,400     30,818     27,169
 2001 - 30,818       Gross operating profit                                  13,964     13,619     12,217
        +13.4%       Operating income                                         7,381      6,674      6,440
 2002 - 30,400       Income (loss) before income taxes                         (419)      (733)     4,802
        -1.4%]       Income (loss) before minority interest                     297     (1,658)     2,892
                     Net income (loss)                                         (322)    (2,068)     2,028
                     Free cash flow (1)                                       8,610      5,990      4,453
                     Investments:                                             6,919     11,257     19,484
                     - Industrial                                             4,842      6,990      7,375
                     - Goodwill                                                 369      1,174      9,109
                     - Financial                                              1,708      3,093      3,000
Operating income
(euro/millions)
                     Financial condition (in millions of euro)
[GRAPHIC OMITTED]
                     Total assets                                            52,786     62,670     61,985
[2000 - 6,440        Net invested capital                                    30,941     41,250     41,923
2001  - 6,674         Shareholders' equity                                   12,823     19,308     24,690
       +3.6%         - Parent company's interest                              9,049     13,522     18,821
2002  - 7,381         - Minority interest                                     3,774      5,786      5,869
      +10.6%]       Net debt                                                 18,118     21,942     17,233

                     Profit and financial indexes
                     Gross operating profit/Revenues                           45.9%      44.2%      45.0%
                     Operating income/Revenues (ROS)                           24.3%      21.7%      23.7%
                     Return on investments (ROI)                               20.4%     16,0%       18.4%
                     Free cash flow/Revenues                                   28.3%      19.4%      16.4%
Revenues/Employees   (Debt ratio) Net debt/ Net invested capital               58.6%      53.2%      41.1%
(euro/thousands)
                     Employees
[GRAPHIC OMITTED]
                     Employees (number in Group at year-end)                101,713    109,956    107,171
[2000 - 231.4        Employees (average number in Group)                    101,789    107,491    117,424
2001 - 286.7         Revenues/Employees (Group average), euro/thousands       298.7      286.7      231.4
       +23.9%
2002 - 298.7]

(*) Restated to give effect to the consolidation of the Nortel Inversora group (Telecom Argentina) using the equity method instead of the proportional method.
(1) Calculated as follows: Operating income + Depreciation and amortization - Industrial investments - Change in operating working capital.

[]   KEY DATA - TELECOM ITALIA BUSINESS UNITS /OPERATING ACTIVITIES

In May 2002, the International Operations (IOP) "Operating Activity" was disbanded. Although maintaining the same corporate control structure, the relative companies and business segments of Telecom Italia organizationally became part of the following: the Domestic Wireline BU (Intelcom San Marino and Golden Lines), the Foreign Holdings Central Function (9 Telecom group, BB Ned group, Auna group, Telekom Austria group, Telekom Srbija, Etec S.A. and what remains of the ex IOP) and the companies in the South American area report to Latin America Operations (LAO).

Telecom Italia Group thus operated with the following Business Unit/Operating Activities structure:

                                 ---------------------------------------------------------------------------------------------------
                                 Domestic    Mobile    South    Internet  IT Market  IT Group   Sub-total     Other     Consolidated
                                 Wireline             America   and Media                                  activities      total
                                                                                                              and
(in millions of euro)                                                                                     eliminations
                                   (1)                (1) (2)                (3)       (3)                    (4)
------------------------------------------------------------------------------------------------------------------------------------
Sales and services        2002   17,022      10,867   1,409       1,991        912     1,215      33,416     (3,016)      30,400
revenues                  2001   17,168      10,250   1,534       1,957      1,198     1,198      33,305     (2,487)      30,818

Gross operating profit    2002    7,965       5,039    450          593        104       140      14,291       (327)      13,964
                          2001    7,750       4,760    527          444        166       188      13,835       (216)      13,619

Operating income          2002    4,700       3,358    146          232         61       (21)      8,476     (1,095)       7,381
                          2001    4,361       3,136    187           31        123        22       7,860     (1,186)       6,674

Investments:

- Industrial              2002    2,462       1,715    216           81         30       158       4,662        180        4,842
                          2001    2,801       3,151    406          175         30       162       6,725        265        6,990

- Goodwill                2002                  196                  40                   28         264        105          369
                          2001                   31                 203          1         6         241        933        1,174

Number of employees at    2002   53,682      18,702   5,461       7,715      4,493     7,327      97,380      4,333      101,713
December 31               2001   57,895      16,721   5,746       9,264      6,441     6,844     102,911      7,045      109,956
------------------------------------------------------------------------------------------------------------------------------------

(1) For purposes of a more meaningful comparison, the data relating to 2001 has been restated.
(2) The data relates to the Entel Chile group, the Entel Bolivia group, the companies Telecom Italia America Latina and the South American business segment of Telecom Italia.
(3) In the early months of 2002, the IT Services Business Unit was split into two distinct units: Information Technology Market and Information Technology Group; beginning January 1, 2002, Saritel S.p.A. has been consolidated in the Information Technology Group BU instead of the Domestic Wireline BU.
(4) The data presented above includes the Foreign Holdings Central Function and the Telespazio business unit, sold in the last quarter of 2002 and consolidated only with respect to the statement of income for the first nine months of 2002.

Major economic and operating indicators in 2002 by Business Unit / Operating Activity

                       Sales and
                        services   Gross operating   Operating   Industrial
                        revenue        margin          income    investments   Employees(*)
                       ---------   ---------------   ---------   -----------   ------------
Domestic                 51.0%         55.8%           55.5%        52.9%         52.8%
Wireline

Mobile                   32.5%         35.3%           39.6%        36.8%         18.4%

South America (1)         4.2%          3.1%            1.7%         4.6%          5.4%

Internet and              6.0%          4.1%            2.7%         1.7%          7.6%

Media
IT Market                 2.7%          0.7%            0.7%         0.6%          4.4%

IT Group                  3.6%          1.0%           (0.2)%        3.4%          7.2%


(*)  4.2% of employees work in Other Activities of the Telecom Italia Group.

(1) The data relates to the Entel Chile group, the Entel Bolivia group, the companies Telecom Italia America Latina and the South American business segment of Telecom Italia.

[]   OPERATING HIGHLIGHTS - TELECOM ITALIA GROUP

                                                                                             2002     2001    2000
                                                                                             ----     ----    ----
Voice flat rate plans
(thousands)                    DOMESTIC WIRELINE
                               Fixed network connections in Italy (thousands)              27,142   27,353   27,153
[GRPAHIC OMITTED]              - of which digital (equivalent ISDN channels)                5,756    5,403    4,584
                               Voice flat rate plans (thousands)                            5,224    4,094    2,200
[12/31/2000 - 2,200            Network infrastructure in Italy
                               - access network in copper (millions of km - pair)           104.3    104.3    104.0
 12/31/2001 - 4,094             - access network and transport in fiber optics
              +86.1%              (millions of km of fiber optics)                             3.6      3.2      3.1
                               Network infrastructure abroad
 12/31/2002 - 5,224             - European backbone (km of fiber optics)                    36,600   36,600   36,600
             +27.6%]
                               MOBILE
                               TIM lines in Italy (at year-end, thousands)                 25,302   23,946   21,601
TIM lines in Italy             TIM group foreign lines (at year-end, thousands)(1)         13,809   10,923    7,637
(thousands)                    TIM group lines total (Italy + foreign in thousands)(1)     39,111   34,869   29,238
                               GSM penetration in Italy (% of population)                    99.8     99.7     99.6
[GRAPHIC OMITTED]              E-TACS penetration in Italy (% of population)                 98.0     98.0     98.0

[12/31/2000 - 21,601           INTERNET AND MEDIA
                               Directories:
 12/31/2001 - 23,946           - published by Seat Pagine Gialle (units)                      304      304     304
              +10.6%           - published by Thomson (TDL Infomedia Ltd.) (units)            173      173     170
                                 Internet:
 12/31/2002 - 25,302           Page views Virgilio (millions)                               5,267    3,945   2,218
              +5.7%]           Active users ISP (at year-end, thousands)                    2,226    1,804   1,656

(1) The foreign lines at December 31, 2001 and December 31, 2000 have been rendered comparable to those at December 31, 2002, excluding the lines of Bouygues Decaux Telecom, Amena (mobile operator controlled by Auna) and the Mobilkom Austria group. The foreign lines include those of the affiliate Aria - IS TIM Turchia and the subsidiary Radiomobil.

[]   SHAREHOLDER INFORMATION

o    TELECOM ITALIA S.p.A. SHARES

Share capital                                                                        euro 4,023,816,860.80
Ordinary shares (par value euro 0.55 each)                                           No. 5,262,908,631
Savings shares (par value euro 0.55 each)                                            No. 2,053,122,025
Market capitalization (based on average December 2002 prices)                        euro 50,362 million
Percentage of Telecom Italia stock
.. on Mibtel Index (Telecom Italia - ordinary and savings)                            10.1% (at 12/31/2002)
.. on DJ eurostoxx TLC Index 1 (Telecom Italia - ordinary)                            5.1% (at 12/31/2002)

Percentage of the stocks of companies in the Telecom Italia Group
.. on Mibtel Index (Telecom Italia, TIM, Seat Pagine Gialle - ordinary and savings)   19.9% (at 12/31/2002)
.. on DJ eurostoxx TLC Index (Telecom Italia, TIM - ordinary)                         10.0% (at 12/31/2002)


o   SHAREHOLDERS

               Shareholders of Telecom Italia S.p.A. as of stock
                          ledger at December 31, 2002
                               (Ordinary shares)

                               [GRAPHIC OMITTED]

              [Olivetti                                54.94%
               Italian institutional investors         10.55%
               Foreign institutional investors         22.42%
               Italian companies                        0.65%
               Foreign companies                        2.81%
               Others                                   8.63%]

---------
1The Index is calculated on a geographical basis that includes all European countries.

[]   DISTRIBUTION OF INCOME RESERVES

     Mention should made of the fact that:

     [X] the TIM Shareholders' Meeting on December 11, 2002 voted to distribute reserves to the shareholders up to a maximum of euro 1,600 million, equal to euro 0.1865 per each ordinary and savings share. Payment was made from these reserves starting from December 19, 2002; the amount paid out amounted to euro 1,597 million, of which euro 711 million was to minority shareholders.

     [X] the Telecom Italia Shareholders' Meeting on December 12, 2002 voted to reclassify reserves by the transfer of euro 2,160 million from "miscellaneous reserves" to "additional paid-in-capital ", the transfer of euro 820 million from "additional paid-in-capital" to the "legal reserve", the transfer of euro 660 million from the "legal reserve" to "miscellaneous reserves" with the contextual change in the name to "miscellaneous income reserves".

          This reclassification immediately identifies the nature of the reserves in the financial statements, namely whether they are profit or capital reserves. The same Shareholders' Meeting resolved to distribute reserves for a maximum amount of euro 1,000 million, paying euro 0.1357 to the shareholders per each ordinary and savings share. On December 19, 2002, a payment of euro 987 million was made.


[]   PERFORMANCE OF THE MAIN STOCKS OF THE TELECOM ITALIA GROUP

Relative performance Telecom Italia               [GRAPHIC OMITTED]
S.p.A., 2002  vs. MIBTEL Index and DJ
eurostoxx TLC Index (ordinary shares)             [Performance of stocks for
(Source: Reuters)                                  Telecom Italia Ord., Telecom
                                                   Italia Sav., MIBTEL Index and
                                                   Dow Jones EUROSTOXX TLC Index
                                                   from Jan-02 through Dec-2]

Relative performance TIM S.p.A.                   [GRAPHIC OMITTED]
2002,  vs. MIBTEL Index and DJ
eurostoxx TLC Index (ordinary shares)             [Performance of stocks for
(Source: Reuters)                                  TIM Ord., MIBTEL Index, and
                                                   Dow Jones EUROSTOXX TLC Index
                                                   from Jan-02 through Dec-02]

Relative performance Seat Pagine Gialle           [GRAPHIC OMITTED]
S.p.A.,  2002  vs. MIBTEL Index and DJ
eurostoxx TLC Index (ordinary shares)             [Performance of stocks for
(Source: Reuters)                                  SEAT PG Ord., MIBTEL Index,
                                                   and Dow Jones EUROSTOXX MEDIA
                                                   Index from Jan-02 through
                                                   Dec-2]


[]   FINANCIAL INDICATORS

(in euro)                                                       2002         2001         2000
                                                                ----         ----         ----
Telecom Italia S.p.A.
Market price (December average ) (*)
- Ordinary share                                                7.61         9.56        12,75
- Savings share                                                 5.03         5.80         6,33
Dividends                                                     0.3125 (o)
- Ordinary share                                              0.3235 (o)   0.3125       0,3125
- Savings share                                                    -       0.3237       0,3238
Pay-out Ratio                                                    4.6           95%          90%
Market to Book Value                                            4.11%         3.9          4,3
Dividend Yield (on December average market prices)              6.43%
- Ordinary share                                             (0.0443)        3.27%        2,45%
- Savings share                                               1.1851         5.58%        5,11%
                                                              1.2455
Telecom Italia Group
Earnings/(loss) per share                                                 (0.2827)      0.2770
Operating free cash flow per share                                         0.8189       0.6082
Consolidated equity per share                                              1.8486       2,5708

Ratings at 12/31/2002                                        Outlook
STANDARD&POOR'S                                   BBB+      Positive
MOODY'S                                           Baa1      Positive
FITCH IBCA                                        A-        Stable

The positive outlook expressed by both Moody's and Standard & Poor's is confirmation of the Company's credibility to reduce its debt and sell its non-core businesses, as established by the Industrial Plan. The opinion expressed by the rating agencies also reflects expectations that the Company will remain the leading operator in Italy in both wireline and mobile telephone services with the ability to continue to generate cash flows.

(o) In line with the objective of ensuring shareholders dividends commensurate with those paid out for 2001, in December 2002, reserves were distributed corresponding to a per share dividend of euro 0.1357. A motion will be put before the Shareholders' Meeting for the approval of the financial statements for the year ended December 2002 to pay out the residual dividends of euro
0.1768 euro per ordinary share and euro 0.1878 per savings share, by drawing from the income and capital reserves.

                 [] MACRO-ORGANIZATION CHART OF TELECOM ITALIA
                           GROUP AT DECEMBER 31, 2002


                           ------------------------              -----------------

                                   Chairman                       Deputy Chairman
                           Marco Tronchetti Provera   ---------  Gilberto Benetton

                           ------------------------              -----------------
                                        |
                      ---------------   |
                          C.E.O.        |
                                     ---|     Assistant to the Chairman
                        Carlo Buora     |----      Giuseppe Sala
                      ---------------   |
Assistant to C.E.O.         |           |
  Fausto Federici   --------|           |
                            |           |-----------------------------------------------------------------------------
                            |           |            |            |          |            |            |              |
                            |           |    -------------- ----------  ---------  -------------  ----------   -------------
                            |           |    Communication    Brand       Human     Public and      General    IN.TEL. AUDIT
                            |           |      and Image    Enrichment  Resources    Economic       Counsel         (1)
                            |           |                                            Affairs
                            |           |                                          R. Perissich
                            |           |    G. Carlo Rocco   Andrea      Gustavo   A. Camanzi    Francesco      Armando
                            |           |    di Torrepadula  Kerbaker     Bracco   (Co-director)  Chiappetta     Focaroli
                            |           |    -------------- ----------  ---------  -------------  ----------   -------------
                            |           ------|
      ----------------------------------------|--------------------------------------------------------------------------------
      |             |         |         |     |      |           |          |        |        |           |           |       |
-------------- ---------- --------- --------- | ------------ ----------- --------- -------- --------  ----------- ----------- |
   Finance     Purchasing Corporate Security  | Mergers and   Research   Investor  Venture  Foreign   Real Estate Information |
Administration            and Legal    (2)    | Acquisitions    and      Relations Capital  Holdings  and General Technology  |
 and Control               Affairs            |              Development    (3)      (4)              Services(5)    Group    |
                                              |                                                                               |
   Enrico      Germanio     Aldo     Luciano  |  Francesca     Andrea     Alberto  Andrea   Francesco  Salvatore     Arrigo   |
 Parazzini     Spreafico  Cappuccio  Gallo M. |  Di Carlo     Granelli    Borgia   Granelli S. Bruno     Sardo      Andreoni  |
-------------- ---------- --------- --------- | ------------ ----------- --------- -------- --------- ----------- ----------- |
                                              |                                                                               |
                                              |                                                                               |
          ------------------------------------------------ - - - - - - - - - - - - -                                          |
          |                       |                      |                          |                                         |
    -----------------     ------------------      --------------             ----------------          -----------------------|
    Domestic Wireline           Mobile          Internet and Media            Latin America             Information Technology
                                                                               Operations                      Market
                                                                                   (6)
    Riccardo Ruggiero     Marco De Benedetti      Paolo Dal Pino             Oscar Cristianci          Nino Tronchetti Provera
    -----------------     ------------------      --------------             ----------------          -----------------------

(1) Consortium company which carries out Internal Auditing activities in the Telecom Italia Group and Olivetti.
(2) Starting March 1, 2003, Giuliano Tavaroli took over responsibility for the Security function. (3) Starting February 1, 2003, Olimpia Cuomo took over responsibility for the Investor Relations function.
(4)  In January 2003, the Venture Capital function was disbanded.
(5) In February 2003 the Real Estate and General Services Operating Activity was disbanded; its activities and resources were reassigned to other corporate functions of the Group.
(6) The function coordinates the activities of the Telecom Italia Group in Latin America, to be developed in accordance with the strategic plan. It reports to the International Steering Committee, composed of the Chairman and CEO. Permanent invitations to the Steering Committee meetings are extended to those in charge of the Domestic Wireline and Mobile Business Units; the assistant to the Chairman is the Secretary. Beginning February 2003, Latin America Operations reports directly to the CEO Carlo Buora for wireline TLC and to the manager of the Mobile Business Unit Mobile for Mobile TLC.

[] INTERNATIONAL PRESENCE OF TELECOM ITALIA GROUP AT DECEMBER 31, 2002 - MAJOR SUBSIDIARIES

                                                               ======   Presence through subsidiaries
                                                               ------   Presence through affiliates or other companies

                                                               ITALY

                                                               DOMESTIC WIRELINE
                                                                 -  Atesia S.p.A. *
                                                                 -  Path.net S.p.A. *
              [MAP OMITTED]                                      -  Telecom Italia Sparkle S.p.A. *
                                                                 -  Telecontact Center S.p.A.
                                                               MOBILE
                                                                 -  TIM S.p.A. *
                                                               INTERNET AND MEDIA
                                                                 -  Buffetti Group *
                                                                 -  Holding Media e Comunicazione Group *
                                                                 -  Matrix S.p.A. *
                                                                 -  Seat Pagine Gialle S.p.A. *
                                                               IT MARKET
                                                                 -  Agrisian S.C.p.A.
                                                                 -  Aspasiel S.p.A.
                                                                 -  Banksiel S.p.A. *
                                                                 -  EIS S.p.A.
EUROPE                                                           -  Finsiel S.p.A. *
                                                                 -  Insiel S.p.A. *
DOMESTIC  WIRELINE                                               -  Tele Sistemi Ferroviari S.p.A. *
  -  Intelcom S.Marino (S.Marino) *                            IT GROUP
  -  Pan European Backbone (Europe) *                            -  Netikos Group *
  -  TMI - Telemedia International Luxemburg                     -  TILAB Group *
     S.A.                                                        -  Webegg Group *
INTERNET AND MEDIA                                               -  I.T. Telecom S.p.A. *
  -  Consodata Group (France) *                                OTHER ACTIVITIES
  -  Telegate Group (Germany) *                                  -  Saiat S.p.A. *
  -  TDL Infomedia Group (Great Britain) *                       -  TI Learning Services S.p.A. *
FOREIGN HOLDINGS
  -  BBNed (Holland)
  -  Telecom Italia International (Holland)                    MEDITERRANEAN BASIN
OTHER ACTIVITIES
  -  T.I.Finance (Luxembourg) *                                DOMESTIC WIRELINE
                                                                  -  Mediterranean Nautilus Group (Mediterranean Basin) *
                                                                  -  Med-1 Group (Mediterranean Basin) *
                                                               MOBILE
                                                                  -  Stet Hellas S.A. (Greece) *

                                                                 SOUTH AMERICA

                                                                 DOMESTIC WIRELINE
                                                                   -  Latin American Nautilus Group (Latin America) *
                                                                 MOBILE
               [MAP OMITTED]                                       -  Bitel Participacoes S.A. (Brazil)
                                                                   -  Corporacion Digitel C.A. (Venezuela) *
                                                                   -  Tele Celular Sul Participacoes Group (Brazil) *
                                                                   -  Tele Nordeste Celular Participacoes Group (Brazil) *
                                                                   -  Maxitel S.A. (Brazil) *
                                                                   -  TIM Celular S.A. * (Brazil)
                                                                   -  TimNet Com S.A. (Brazil)
                                                                   -  TIM Peru S.A.C. (Peru) *
                                                                 LATIN AMERICA OPERATIONS
                                                                   -  Entel Bolivia Group (Bolivia) *
                                                                   -  Entel Chile Group (Chile) *
                                                                   -  Telecom Italia America Latina

(1) In May 2002, the International Operations (IOP) "Operating Activity" was disbanded. Although maintaining the same corporate control structure, the relative companies became part of the following: the Domestic Wireline BU (Intelcom San Marino and Golden Lines), the Foreign Holdings Central Function (9Telecom Reseau group, BB Ned group, Auna group, Telekom Austria group, Telekom Srbija, Etec S.A. and what remains of the ex IOP) and the companies in the South American area report to Latin America Operation (LAO).

* Comments on the main economic and financial performance of these companies are provided in the report.

[]   ECONOMIC AND FINANCIAL PERFORMANCE - TELECOM ITALIA GROUP


RESULTS OF OPERATIONS

The consolidated net result of the Group for 2002 is a loss of euro 322 million (net income of euro 297 million before minority interest). In 2001, the consolidated net result of the Group was a loss of euro 2,068 million (loss of euro 1,658 million before minority interest).

The pretax result was a loss of euro 419 million. The improvement of euro 314 million compared to the prior year was due to:

     o    a notable increase in the operating income (+euro 707 million);

     o an improvement in net investment and financial income (expense) (+euro 1,792 million)

     o a deterioration in net extraordinary income (expense) (-euro 2,185 million).

     The latter, as detailed later in the report, includes:

          . gains from the disposal of investments for euro 2,413 million (euro 264 million in 2001) following the sales of Auna, Bouygues Decaux Telecom (BDT), Mobilkom Austria, Lottomatica, Telemaco Immobiliare, Telespazio and the Tiglio transaction;

          . writedown of Seat Pagine Gialle goodwill and provision to the reserve for charges in respect of the forward commitment to purchase Seat Pagine Gialle shares for a total of euro 3,486 million, following the decision - taken within the framework of the redefinition of Telecom Italia Group's strategies - of no longer considering the "Directories" business of Seat Pagine Gialle to be of strategic interest. In 2001, with regard to the purchase commitment, a provision of euro 569 million had been aside and was included in net investment and financial income and expense;

          . writedowns of investments and goodwill on investments for euro 2,751 million (euro 2,984 million in 2001) mainly with regard to Aria - Is Tim Turchia, Netco Redes, Corporacion Digitel and Blu;

          . other extraordinary expense for euro 1,813 million (euro 732 million in 2001) relating in 2002, among other things, to the expenses incurred on the sale of the investment in the 9Telecom group, the loss on the sale of Telekom Austria AG shares, the expenses connected with extraordinary investment transactions, the expenses and provisions for employee cutbacks and layoffs and provisions to reserves.

Sales and service revenues in 2002 amounted to euro 30,400 million, with a reduction of 1.4% compared to 2001. Excluding the effect of the changes in the exchange rates (euro 763 million), the increase was 1.1%, while the effect of the change in the scope of consolidation was euro 755 million. Excluding such effects, the organic growth was +3.8%. Particularly affecting the change in the scope of consolidation are the exclusion of the 9Telecom group and Sogei (both consolidated for the first six months of 2002) and the exit of the Telespazio group from October 1, 2002.

The increase in revenues reflected the positive contribution made by the Mobile BU and higher revenues from the Internet and Media BU, contrasting a reduction in the revenues contributed by the Domestic Wireline BU where traffic revenues, despite a 2.4% increase in terms of minutes, fell by euro 533 million (- 6.0%). In spite of an increase in minutes, the average return of retail and wholesale traffic fell by 8.3%. Such phenomena were partly compensated by higher basic charges and activation fees.

The breakdown of sales and service revenues is as follows:

-------------------------------------------------------------------------------
Geographical area                           2002                2001
(millions of euro)
-------------------------------------------------------------------------------
Italy                                 24,652   81.1%      24,456   79.4%
Rest of Europe                         2,182    7.2%       2,169    7.0%
North America                            354    1.2%         968    3.1%
Central and South America              2,638    8.7%       2,592    8.4%
Australia, Africa and Asia               574    1.9%         633    2.1%
-------------------------------------------------------------------------------

Gross operating profit, equal to euro 13,964 million, rose in comparison to 2001 by euro 345 million (+ 2.5%). As a percentage of revenues, the gross operating profit was 45.9% (44.2% in 2001). Excluding the effect of exchange rates (euro 186 million) and the effect caused by the change in the scope of consolidation (euro 120 million), the increase was 4.9% (euro 651 million).

In particular, the percentage of the Domestic Wireline BU's gross operating profit to revenues rose from 45.1% in 2001 to 46.8% in 2002, while the Mobile BU confirms its position at over 46%.

In greater detail, gross operating profit was impacted in 2002 by the following:

     . raw materials and outside services, equal to euro 12,558 million, were down by 3.7% compared to 2001. The reduction was principally due to action taken to improve the level of efficiency. The percentage of raw materials and outside services to revenues was 41.3%, a decrease from 2001 (42.3%).

     . Labor costs, equal to euro 4,532 million, were lower by euro 115 million compared to 2001 (2.5%). The decrease was connected to the change in the scope of consolidation as well as the headcount reduction in Telecom Italia. As a percentage of revenues, labor costs were 14.9%, in line with 2001. Employees at December 31, 2002 numbered 101,713 (109,956 at December 31, 2001). A breakdown is presented below:

               ----------------------------------------------------------
                                         12/31/2002  12/31/2001  Change
                                             (a)        (b)      (a - b)
               ----------------------------------------------------------
               Italy                       83,541     90,628     (7,087)
               Outside Italy               18,172     19,328     (1,156)
               Total employees            101,713    109,956     (8,243)
               ----------------------------------------------------------

          Contributing to this decrease were the changes in the scope of consolidation, with a net headcount reduction of -2,883, and the drop in the number of employees due to turnover (-5,360). The headcount variation caused by changes in the scope of consolidation specifically refer to the exclusion of the 9Telecom group (-1,003), the sale of the Telespazio group (-1,168), the exit of Sogei and Consiel (a total of -1,538) and other minor companies (-711), as well as the inclusion of Blu (+618), the Webegg group (+719), Netesi and Epiclink (a total of +168) and other minor companies (+32).

          As regards turnover, during the year 12,567 employees left and 7,207 were hired.

Operating income, equal to euro 7,381 million, increased by euro 707 million (+10.6%) compared to 2001, and as a percentage of revenues rose from 21.7% in 2001 to 24.3% in 2002. Excluding the effect of exchange rates and the consequence of the change in the scope of consolidation, the gain was 9.9%. The increase in the absolute amount reflects higher gross operating profit, in addition to the decrease in amortization and depreciation charges.

In particular:

     . Depreciation and amortization, equal to euro 5,877 million (euro 6,275 million in 2001), recorded a reduction of euro 398 million. Details are as follows:

                -------------------------------------------------
                                          2002    2001   Change
                (millions of euro)         (a)     (b)   (a - b)
                -------------------------------------------------
                Fixed assets             3,783   4,034    (251)
                Intangibles              2,094   2,241    (147)
                of which goodwill          844   1,022    (178)
                Total depreciation and
                amortization             5,877   6,275    (398)
                -------------------------------------------------

          The reduction in the amortization of goodwill (-euro 178 million) was primarily due to the goodwill writeoffs taken in 2001. As a percentage of revenues, depreciation and amortization charges were 19.3%, down from 20.4% in 2001.

     . Other valuation adjustments, equal to euro 599 million (euro 455 million in 2001), increased by euro 144 million compared to 2001. Such adjustments were principally for writedowns to reduce receivables from customers to their estimated realizable value. They referred, in particular, to:

          -   Telecom Italia: euro 356 million
          -   Seat Pagine Gialle group: euro 57 million
          -   Tim: euro 51 million
          -   Entel Chile group: euro 40 million

     . Provisions to reserves for risks and charges, amounting to euro 153 million (euro 278 million in 2001), presented a reduction of euro 125 million, which was partly due to the amount provided in 2001 for the closing of the Astrolink contract (euro 54 million).

     . Net other income (expense) showed an income balance of euro 46 million (an income balance of euro 63 million in 2001). Details are as follows:

--------------------------------------------------------------------------------------
                                                               2002    2001    Change
(millions of euro)                                              (a)     (b)    (a - b)
--------------------------------------------------------------------------------------
Indirect duties and taxes                                      (115)   (120)      5
Net loss on sale of fixed assets and intangibles                (30)    (17)    (13)
Expenses connected with credit management                       (60)    (37)    (23)
Late payment fees charged by TLC companies to customers         106     112      (6)
Portion of capital grants credited to income during the year     65      73      (8)
Sundry other income and expense                                  80      52      28
--------------------------------------------------------------------------------------
Total                                                            46      63     (17)
--------------------------------------------------------------------------------------

Net investment and financial income (expense) is composed of the following:

     -------------------------------------------------------------------
                                               2002      2001    Change
     (millions of euro)                         (a)       (b)    (a - b)
     -------------------------------------------------------------------
     Net investment income                       18       154      (136)
     Net financial expense                   (1,449)   (2,153)      654
     Value adjustments to financial assets     (682)   (1,956)    1,274
     -------------------------------------------------------------------
     Total                                   (2,163)   (3,955)    1,792
     -------------------------------------------------------------------

Details are as follows:

o The reduction in net investment income was due to lower net gains realized on the listed stocks classified in current assets.

o The reduction in net financial expenses, for euro 569 million, can be ascribed to the provision that was set aside in 2001 for the forward commitment to purchase Seat Pagine Gialle shares that, in 2002, instead, was recorded in extraordinary expense. Excluding such effect, the improvement in net financial expenses (+euro 85 million) came from a lower average debt exposure of the Group during the period and lower interest rates and fees that was mainly countered by a worsening of the exchange rates which negatively affected certain South American economies, particularly Venezuela and Brazil.

o Value adjustments to financial assets, equal to euro 682 million, refer to:

     - amortization of goodwill arising at the time of the purchase of the investments in companies accounted for using the equity method, equal to euro 80 million (euro 316 million in 2001). The reduction is due to the writeoffs of goodwill taken in the 2001 financial statements;

     - writedowns of securities and investments included in current assets of euro 176 million (euro 291 million in 2001) and long-term securities of euro 40 million (euro 49 million in 2001), with a total reduction of euro 124 million compared to 2001;

     - the Group's share of the equity in the earnings and losses of the unconsolidated companies accounted for using the equity method which produced a loss of euro 386 million (-euro 1,300 million in 2001). This refers to the losses of Stream of euro 246 million (euro 241 million in 2001), Aria -Is Tim Turchia of euro 171 million (euro 334 million in 2001) and the earnings balance relating to the earnings and losses of the other unconsolidated companies of euro 31 million.

     Moreover, in 2001, this caption had included the results of the investments in the Nortel Inversora group (euro 238 million) and the Auna group (euro 203 million) and the writedown of Astrolink (euro 259 million) effected by Telespazio as a consequence of the interruption of the relative contract. The investment in Nortel Inversora, the carrying value of which had been prudently written off in the consolidated financial statements at December 31, 2001, has remained unchanged.

Net extraordinary income (expense) showed an expense balance of euro 5,637 million (-euro 3,452 million in 2001), with a deterioration of euro 2,185 million compared to 2001. In particular:

Extraordinary income of euro 2,814 million comprised:

o    euro 2,413 million of gains from disposals relating to:

     . the sale of the entire 26.89% interest held by the Telecom Italia Group in Auna, realizing a gross gain of euro 1,245 million, which contributed - net of selling expenses - euro 1,033 million to the consolidated net result of the Telecom Italia Group;

     . sale of the entire 19.61% interest held by the Mobile BU in Bouygues Decaux Telecom (BDT), realizing a gross gain of euro 484 million, which contributed euro 266 million to the consolidated net result of the Telecom Italia Group;

     . the acceptance of the tender offer for Lottomatica shares by the Information Technology Market BU (Finsiel group), realizing a gross gain of euro 133 million (euro 93 million net of income taxes), which contributed euro 73 million to the consolidated net result of the Telecom Italia Group;

     . the sale to Telekom Austria (a company in which Telecom Italia International has a 14.78% interest at December 31, 2002) of the entire 25% interest held by the Mobile BU in the Mobilkom Austria group, realizing a gross gain of euro 115 million, which contributed 64 million to the consolidated net result of the Telecom Italia Group;

     . the sale of the entire 40% interest held in Telemaco Immobiliare, realizing a gross gain of euro 110 million, which contributed euro 64 million to the consolidated net result of the Telecom Italia Group;

     . the sale of the entire 100% interest held in Telespazio, realizing a gross gain of euro 70 million, which contributed euro 36 million to the consolidated net result of the Telecom Italia Group;

     . the sale of the entire 100% interest held in Emsa and Telimm, in addition to the properties and business segment in the Tiglio transaction, realizing a total gross gain of euro 234 million, which contributed euro 150 million to the consolidated net result of the Telecom Italia Group;

     . the disposal of other investments, fixed assets, intangibles and business segments for a total of euro 22 million.

o prior period income of euro 131 million arising from the recovery of accrued pre-amortization interest - on the expenses for employee benefit obligations under Law 58/1992 that were paid, with reserve, to INPS up to 1999 - following the termination of litigation after the courts ruled in Telecom Italia's favor;

o the release of euro 77 million, primarily to absorb a portion of the reserve for risks and charges set up in 2001 by Telecom Italia to cover the expenses connected with the agreement to sell Stream to News Corporation and Vivendi Universal/Canal+ after the parties did not go through with the agreement

o    grants of euro 9 million and other income of euro 184 million.

Extraordinary expenses of euro 8,451 million comprised:

o writedowns, for permanent impairments in value, and other provisions relating to investments for a total of euro 6,237 million (euro 2,984 million in 2001), referring to:

     . the writedown of goodwill and the provision to the reserve for charges in respect of the forward commitment to purchase Seat Pagine Gialle shares for a total of euro 3,486 million. The writedown and the provision were effected on the basis of market value (average market price of ordinary shares for the last six months of 2002) within the framework of Telecom Italia Group's decision of no longer considering the "Directories" business of Seat Pagine Gialle to be of strategic interest. In 2001, with regard to the purchase commitment only, a provision of euro 569 million had been set aside and was included in net investment and financial income (expense);

     . the writedown of goodwill on the subsidiaries and affiliated companies for a total of euro 225 million in respect of Blu (euro 103 million), Digitel Venezuela (euro 75 million) and other subsidiaries (euro 47 million);

     . the writeoff of the investment in Aria - Is Tim Turchia (euro 2,341 million), arising from the writeoff of the carrying value (euro 1,491 million) and the provision to the reserves for risks and charges to cover the Group's exposure with the same affiliated company (euro 850 million). The provision is commensurate with the guarantees provided by the Group to the international financial institutions that are creditors of Aria - Is Tim and the loan in financial receivable granted directly by the Group.

     . the writedown of goodwill on Netco Redes (euro 96 million), writedowns of other companies (euro 46 million) and the provision relating to the purchase of an additional stake in Consodata by Seat Pagine Gialle in order to adjust the value of the company to that determined on the basis of an appraisal (euro 43 million).

     The writedowns in 2001 had referred to the goodwill relating to both the consolidated companies (9 Telecom group, Entel Bolivia, Entel Chile group, Maxitel group, Tele Celular Sul group, Tele Nordeste Celular group, Tim Brasil, Med-1 group and certain companies in the Seat Pagine Gialle group) and companies valued using the equity method (Globo.com, Solpart Participacoes, Telekom Austria and Nortel Inversora group), as well as other provisions related to investments.

o the expenses of euro 316 million incurred in conjunction with the disposal of the investment in the 9Telecom group. In particular, in view of the loss reported prior to the sale, the French group 9Telecom produced a negative effect on the nine-months 2002 statement of income of the Telecom Italia Group for a total of euro 389 million (euro 267 million net of income taxes);

o the loss of euro 135 million on the sale of 75 million (equal to 15% of share capital) Telekom Austria AG shares during the month of November 2002. As a result of this sale, Telecom Italia Group's holding in Telekom Austria AG has been reduced to 14.78% and the investment value is aligned with the market value;

o the expenses of euro 235 million connected with extraordinary investment transactions;

o the provisions to reserves for euro 194 million, of which euro 135 million refer to guarantees provided for the disposal of investments and business segments and euro 59 million for other provisions to reserves;

o the expenses and provisions of euro 494 million for employee cutbacks and layoffs (of which euro 379 million is borne by Telecom Italia S.p.A.);

o the expenses of euro 155 million under Law 58/1992 to cover employees under the former fund "Telephone Employees Pension Fund" (FPT) and euro 74 million for the extraordinary contribution to INPS to meet the higher financial requirements covered by the rules of the former fund "Telephone Employees Pension Fund" (FPT) which became part of the general "Employees Pension Fund";

o the writedowns of euro 190 million to fixed assets, intangibles and long-term investments, mainly in reference to the mobile telephone companies in Brazil, and euro 38 million for losses on the sale of fixed assets, intangibles and long-term investments;

o    other prior period expenses of euro 383 million.

Income taxes had a positive effect on the result of euro 716 million and decreased by euro 1,641 million compared to 2001. This was due to the loss for the year that was principally caused by the aforementioned investment writedowns, which contributed to the increase in deferred tax assets, as well as the utilization of tax loss carryforwards deriving from the merger of TIM and Blu.

FINANCIAL CONDITION

Intangibles, fixed assets and long-term investments, amounting to euro 35,586 million, decreased by euro 9,432 million from the end of 2001.

Details are as follows:

o fixed assets decreased from euro 21,757 million at the end of 2001 to euro 19,291 million at the end of 2002 and intangibles fell from euro 16,197 million at the end of 2001 to euro 13,052 million at December 31, 2002. The reduction is due overall to the depreciation and amortization charge for the year that was only partly compensated by the investments made during the same period, the fall in exchange rates compared to the end of 2001, as well as the contributions of business segments under the "Tiglio" transaction and the writedowns of the goodwill on consolidated companies effected in 2002 and recorded in extraordinary expense.

o long-term investments decreased from euro 7,064 million at the end of 2001 to euro 3,243 million al December 31, 2002. The reduction is principally due to the disposal of investments and writedowns for permanent impairments in value carried out during the year.

Investments made during the year amounted to euro 6,919 million (compared to euro 11,257 million in 2001). The breakdown is as follows:

              --------------------------------------------------
                                         2002     2001   Change
                                                         ------
              (millions of euro)          (a)      (b)    (a-b)
              --------------------------------------------------
              Industrial investments    4,842    6,990   (2,148)
              Goodwill                    369    1,174     (805)
              Financial investments     1,708    3,093   (1,385)
              --------------------------------------------------
              Total investments         6,919   11,257   (4,338)
              --------------------------------------------------

The reduction of investments by euro 4,338 million was mainly due to:

o    industrial investments:

     - to lower investment made by the Mobile BU for euro 1,436 million, chiefly relating to mobile phone licenses acquired in 2001 in Brazil and Greece (about euro 1,080 million);

     - to lower investments made by the Domestic Wireline BU (-euro 339 million), by other companies in South America (-euro 190 million) and by the Seat group (-euro 94 million) partly as a result of the implementation of the selective investment program;

o for goodwill: to the acquisitions which occurred in 2001 in respect of Entel Chile (euro 731 million), Holding Media e Comunicazione (euro 66 million), NetCreations (euro 93 million) and the increase in the investment in Stet Hellas (euro 31 million), compared to those in 2002 which referred mainly to the increase in the investment in Stet Hellas (euro 66 million) and in Digitel Venezuela (euro 27 million), to the acquisition of Epiclink (euro 49 million) and Netesi (euro 14 million), the acquisition of Blu (euro 103 million) and the increase in the investment holding in the Webegg group (euro 24 million);

o for financial investments: to capital injections made in 2001 in the company Aria - Is Tim Turchia (euro 1,906 million) and in Auna (euro 276 million).

Financial investments made in 2002 mainly regarded transactions involving the share capital of Stream (euro 234 million) and Auna (euro 193 million, repaid on August 1, 2002), the investment in the share capital of Tiglio I (euro 197 million), the purchase of LDCom within the framework of the 9Telecom deal (euro 172 million), the disbursement of loans to subsidiaries and affiliated companies (euro 351 million), as well as the buy-back of treasury stock (euro 287 million), acquisitions of other investments and share capital increases for a total of euro 274 million.

Working capital showed a negative balance of euro 3,340 million (a negative balance of euro 2,418 million at December 31, 2001), with a change of euro 922 million.

Shareholders' equity amounted to euro 12,823 million (euro 19,308 million at the end of 2001), of which euro 9,049 million was Telecom Italia, the Parent Company's interest (euro 13,522 million al December 31, 2001), and euro 3,774 million was the minority interest (euro 5,786 million at December 31, 2001).

The reduction of euro 6,485 million can be analyzed as follows:

-------------------------------------------------------------------------------
(millions of euro)                                            2002       2001
-------------------------------------------------------------------------------
At beginning of year                                        19,308     24,690

Net income (loss) of the Parent Company and
minority interest                                              297     (1,658)
Dividends to third parties paid by:                         (3,247)    (3,097)
  - Telecom Italia S.p.A                                    (2,306)    (2,309)
  - TIM S.p.A                                                 (895)      (743)
  - Other Group companies                                      (46)       (45)
Extraordinary distribution of reserves to third parties:    (1,698)        --
  - Telecom Italia S.p.A                                      (987)
  - TIM S.p.A                                                 (711)
Cancellation of Telecom Italia S.p.A. treasury stock            --       (711)
Change in scope of consolidation                               (95)       358
Translation adjustments and other changes                   (1,742)      (274)

At end of year                                              12,823     19,308
-------------------------------------------------------------------------------

Translation adjustments and other changes, in particular, are primarily the result of the deterioration in exchange rates of certain South American countries such as Brazil, Chile and Bolivia.

Net debt of euro 18,118 million decreased from euro 21,942 million at the end of 2001 by euro 3,824 million subsequent to the payment of dividends and the distribution of reserves for a total of euro 4,945 million. Indebtedness at December 31, 2002 particularly benefited from the investment disposals made in 2002, net of the related expenses, for a total of euro 4,771 million mainly in connection with the sale of Auna (euro 1,998 million), Bouygues Decaux Telecom (euro 750 million), Mobilkom Austria (euro 756 million), Lottomatica (euro 212 million), Sogei (euro 176 million), Telemaco Immobiliare (euro 192 million), Immsi (euro 69 million) Tiglio (euro 328 million), Telekom Austria (euro 559 million), Telespazio (euro 239 million), 9Telecom (-euro 529 million) and other minor companies (euro 21 million). Transactions for the securitization and factoring of trade accounts receivable were also carried out which led to an improvement in net debt at December 31, 2002 of euro 1,038 million (euro 848 million at the end of 2001).

The following chart summarizes the major items which had an impact on the change in net debt during the course of 2002.

                               [GRAPHIC OMITTED]

     [Net financial debt 12/31/2001                       21,942
      Industrial investments                               4,842
      Goodwill investments                                   369
      Financial investments                                1,708
      Dividend and reserve payments                        4,945
      Payment at present value JPM strike price reduction    500
      Flows from operating activities                     10,390
      Disposals                                            5,698
      Other                                                  100
      Net financial debt 12/31/2002                       18,118]

The portion of debt due beyond one year rose from 64% at December 31, 2001 to 75% at December 31, 2002. When also considering the current portion due next year (euro 2,677 million) as medium/long-term, the percentage rises to 88% (70% in 2001). The increase is the result of the issue of fixed-rate notes for euro 2,500 million by Telecom Italia S.p.A. on February 1, 2002, divided into two tranches of euro 1,250 million each, expiring, respectively on February 1, 2007 and February 1, 2012. This issue falls under the "Global Note Program".

Gross debt is detailed in the following table:

--------------------------------------------------------------------------------------
                                         At 12/31/2002                 At 12/31/2001
                        --------------------------------------------------------------
                          euro     %    Foreign     %    Total     %    Total     %
(millions of euro)                      currency
--------------------------------------------------------------------------------------
Medium/long-term debt    13,684    76    1,334      63   15,018    75   16,083    64
Short-term borrowings     4,320    24      769      37    5,089    25    9,114    36
Total                    18,004   100    2,103     100   20,107   100   25,197   100
--------------------------------------------------------------------------------------

[]   ACQUISITIONS AND SALES OF EQUITY INVESTMENTS

Sale of Lottomatica

In February 2002, the Information Technology Market BU (Finsiel group) tendered its Lottomatica shares to the tender offer for Lottomatica for proceeds of euro 212 million, realizing a gain that contributed euro 73 million to the consolidated net result of the Telecom Italia Group.

Sale of BDT - Bouygues Decaux Telecom

In March 2002, the Telecom Italia Group sold the investment (19.61%) held by TIM International in BDT, the holding company of the French operator Bouygues Telecom for proceeds of euro 750 million, realizing a gain that contributed euro 266 million to the consolidated net result of the Telecom Italia Group.

Sale of Mobilkom Austria

On June 28, 2002, TIM International N.V. sold the entire investment (25%) held in Mobilkom Austria to Telekom Austria (a 14.78%-owned affiliate of Telecom Italia International at December 31, 2002) for proceeds of euro 756 million, realizing a gain that contributed euro 64 million to the consolidated net result of the Telecom Italia Group.

Sale of Sogei

On July 31, 2002, Finsiel concluded the sale of Sogei to the Ministry of Economy and Finance - Department of Fiscal Policy. This had a positive impact of euro 176 million on the net debt of the Telecom Italia Group.

Sale of Auna

On August 1, 2002, the transaction was finalized for sale of the investment in Auna by the Telecom Italia Group to Endesa, Union Fenosa and Banco Santander Central Hispano, that had initially been planned for December. The transaction gave rise to proceeds of euro 1,998 million for Telecom Italia Group that contributed 1,033 million to the consolidated net result.

Sale of Telemaco Immobiliare

On August 1, 2002, Telemaco Immobiliare was sold to Mirtus, a company indirectly controlled by the American real estate fund Whitehall, promoted by the Goldman Sachs group, for net proceeds of euro 192 million, realizing a net gain of 64 million for the Telecom Italia Group.

Acquisition of EPIClink

On August 2, 2002, after having received approval from the Antitrust Authority, Telecom Italia purchased 86% of EPIClink S.p.A. for a price of euro 60.2 million. The shares were sold by Edisontel S.p.A. (30.3%), Pirelli S.p.A. (25.3%; Pirelli is considered a related party of Telecom Italia through the persons of the Chairman and the CEO Carlo Buora), IntesaBci S.p.A. (20%), E_voluzione (8%) and Camozzi Holding (2.4%). After this transaction, EPIClink's shareholder base was as follows: Telecom Italia 86%, Pirelli 5%, IntesaBci 5%, Camozzi 2% and E_voluzione 2%. Furthermore, Telecom Italia is committed to the purchase of the remaining stake (14%) at a total price of euro 10 million.

Sale of 9Telecom

On August 26, 2002, the transaction was concluded for sale of the investment in 9Telecom and the simultaneous purchase of a 7% stake in LDCom. The net impact on the net result of the Telecom Italia Group was a loss of euro 267 million.

Sale of a stake in Solpart Participacoes

On August 27, 2002, the Telecom Italia Group reached an agreement with the other shareholders of Solpart (indirect parent company of Brasil Telecom) to reduce its stake in ordinary share capital from 37.29% to 19% by the sale of 18.29% of ordinary share capital to Timepart Participacoes and to Techold Participacoes. This reduction, among other things, removed the regulatory obstacles that prevented TIM's local subsidiaries from offering GSM 1800 commercial service. Within the framework of this transaction, both parties have an option which can be exercised in the event certain conditions are met that will restore the shareholder position quo ante.

Acquisition of another stake in Stet Hellas

In August, TIM International N.V., a subsidiary of TIM, purchased, from the Verizon Europe Holding II group, a 17.45% stake in the share capital of Stet Hellas, in which it already had a 63.95% interest, at a price of euro 108 million. The deal, which in effect makes TIM International N.V. the only industrial partner and strategic shareholder in the company, falls within the framework of the Group's strategy to rationalize its international portfolio and consolidate its position in the Mediterranean Basin.

Acquisition of another stake in Netesi

In August, following the authorization received from the Antitrust Authority, the Telecom Italia Group purchased a 69.10% stake in the share capital of Netesi, in which it already held a 17.98% interest, at a price of euro 11 million.

Acquisition of Pagine Utili

On September 11, 2002, Telecom Italia reached an agreement with Pagine Italia S.p.A. for the acquisition of the assets of the Pagine Utili directories, the business segment represented principally by the so-called pocket pages with about 60,000 advertisers.

The transaction involves the payment of consideration to Pagine Italia equal to 214 million Seat Pagine Gialle ordinary shares held by the Telecom Italia Group, corresponding to 1.9% of the Seat Pagine Gialle ordinary share capital.

The execution of this transaction is subject to the approval of the Italian Antitrust Authority. After the observations formulated by the Antitrust Authority during the preliminary investigation, on January 16, 2003, Telecom Italia and Pagine Italia S.p.A. agreed to formally withdraw the announcement about the acquisition of the Pagine Utili business segment.

The parties further agreed to extend the contract period in order to be able to re-design the transaction so that it can eventually be re-submitted to the Antitrust Authority.

Moreover, the agreement between the parties provides for exclusive consideration which would, in any case, involve the payment to Pagine Italia S.p.A. of a percentage equal to 6.6% of the 214 million of Seat Pagine Gialle shares already said.

After execution of the transaction, a decision will be made as to how the purchased business segment will be integrated in Seat Pagine Gialle.

Telecom Italia - News Corporation agreement

On October 1, 2002, Telecom Italia signed agreements with the News Corporation group ("News"), partner of Telecom Italia in Stream, and Vivendi Universal ("Vivendi"), current shareholder of Tele+, in order to allow Stream to purchase Tele+ and to subsequently create a single platform for pay-TV in Italy. On the basis of this agreement Telecom Italia will hold a 19.9% stake in the single platform and News Corporation will own the remaining 80.1%.

Telecom Italia will pay euro 31.84 million at the closing for a 19.9% stake in Tele+ and will waive receivables owed by Stream to the Telecom Italia Group companies due at the end of 2002 for euro 147 million (a figure entirely provided for in the 2001 financial statements). At the same time, News Corporation will waive receivables from Stream for the same amount.

The execution of the contract is subject to the approval by the European Antitrust Authority which should announce a decision by the end of April 2003.

Sale of Consiel investment

On October 3, 2002, the agreement was concluded for the sale of the shares representing the entire share capital of Consiel by Finsiel to World Investment Partners S.A.. The total amount paid by World Investment Partners S.A. amounted to euro 1 million.

Acquisition of 100% of Blu S.p.A. shares

On October 7, 2002, TIM finalized the preliminary contract signed on August 7, 2002 with Blu S.p.A. shareholders for the purchase of 100% of the company, later merged with TIM S.p.A.. The authorizations for this transaction had been previously granted by the Antitrust Authority in view of the approval by the Telecommunications Regulatory Agency. The merger plan was signed on December 18, 2002. On that date the final price of the sale was set at euro 83 million. The merger became effective on December 23, 2002. Other sellers of Blu S.p.A. include Edizione Holding S.p.A. (the Chairman and Deputy Chairman of which are, respectively, the Deputy Chairman of Telecom Italia Gilberto Benetton and the Director Gianni Mion) and Autostrade S.p.A. (where the same Gilberto Benetton and Gianni Mion are members of the Executive Committee)

Progetto Tiglio

On October 29, 2002, the transaction envisaged by the framework agreement between the Pirelli, Olivetti- Telecom Italia Groups and The Morgan Stanley Real Estate Funds was finalized and integration was thus achieved for the real estate properties of the companies involved as well as the entities that provide real estate services to the same companies or to their subsidiaries.

The agreement also calls for leveraging, during 2003, the assets of Tiglio I and Tiglio II through a market transaction within the framework of a strategy that could contribute to the development of the real estate financial market, with consequent significant opportunities for the Telecom Italia Group to leverage the investments currently held in the two companies.

In particular, Telecom Italia Group transferred assets worth euro 1,360 million to Tiglio I and Tiglio II , in various corporate forms. Euro 50 million of the total relates to Seat Pagine Gialle, about euro 840 million to real estate that was contributed to Emsa Immobiliare after the non-proportional spin-off of IM.SER and euro 470 million to other assets. The transaction had a gross economic impact of about euro 229 million on Telecom Italia S.p.A. and euro 234 million on the Telecom Italia Group (a net impact of euro 150 on the net result of the Telecom Italia Group).

The companies in the Pirelli Group involved in the transaction were Pirelli S.p.A. (a related party of Telecom Italia through the Chairman and the Managing Director Carlo Buora) and Pirelli & C. Real Estate S.p.A. (a related party of Telecom Italia through the Chairman, the Managing Director Carlo Buora and the Director Carlo Alessandro Puri Negri).

Sale of Telespazio

In November, Telecom Italia executed the sale of Telespazio to Finmeccanica on the basis of the agreement signed on August 2, 2002. The positive impact on the financial indebtedness of the Telecom Italia Group was euro 239 million and the net gain was euro 36 million for the Telecom Italia Group.

Sale of Viasat

On November 18, 2002, Seat Pagine Gialle S.p.A. and Finsatel sold their respective 33.54% and 16.46% investments in Viasat S.p.A. to Exe Fin S.p.A. for a total of some euro 2.5 million. As a result of this sale, the company no longer holds an indirect interest in the company Viasat Assistance S.p.A.

Sale of Telekom Austria

In November 2002, Telecom Italia International N.V. placed 75 million Telekom Austria AG shares on the market (equal to 15% of share capital). The price of the placement was set at euro 7.45 per share. Gross proceeds from the sale were euro 559 million. The impact on the consolidated net result of the Telecom Italia Group was a loss of -euro 101 million. After this transaction, Telecom Italia Group's stake in Telekom Austria decreased from 29.78% to 14.78%.

Sale of Informatica Trentina

On November 21, 2002, Finsiel sold the 40.41% stake held in Informatica Trentina to DeDa S.r.l., a company controlled by Deltadator S.p.A. (Sequenza Group), for some euro 8.7 million, realizing a gain of euro 4 million in the consolidated financial statements of Telecom Italia.

Sale of IMMSI

On November 22, 2002, Telecom Italia sold its stake in IMMSI to the company Omniapartecipazioni. The sales price was euro 69 million, with a positive impact of euro 41 million for the Parent Company, Telecom Italia.

Sale of Fintech

On December 20, 2002, Telecom Italia Lab sold its investment in Fintech S.p.A. (equal to 50% of share capital) to the Belgium-registered company Euroqube S.A., for consideration of euro 4.75 million, of which about half will be paid at the closing and the remainder within 12 months thereafter.

Acquisition of a stake in Mediocredito Centrale S.p.A.

On December 27, 2002, in execution of the contract signed in July, a 3% stake was purchased in the share capital of Mediocredito Centrale S.p.A. for a price of euro 36 million.

In conclusion, the following chart depicts the impact that the sales had on the net debt of the Telecom Italia Group in the two-year period 2001-2002, reaching the objective of the divestiture program earlier than anticipated.

                               [GRAPHIC OMITTED]

               [Satellite Consortia 2001                    450
                Lottomatica                                 212
                Bouygues                                    750
                Mobilkom Austria                            756
                Real Estate                                 610
                  o Tiglio 1 and 2    +328
                  o Telemaco          +192
                  o IMSI               +69
                  o Other Assets       +21
                9Telecom                                   -529
                Auna                                      1,998
                Sogei                                       176
                Telespazio                                  239
                TeleKom Austria                             559

                Total                                     5,221
                  o 2002 - 4,771
                  o 2001 -   450]

[]   MARKET SCENARIO

The projections for the world market of telecommunications services for the next few years suggest average annual growth of approximately 5.7%, lower than the growth of 7.7% reported in 2002.

In Europe, in 2002, the market grew by 5.4% and, over the next few years, annual average growth is expected to be in the order of 4.1%, and impacted by a slowdown in the growth of revenues from mobile services.

Performance of the
European TLC services                   [GRAPHIC OMITTED]
market

                                        2001   2002   2003   2004   2005
                                        ----   ----   ----   ----   ----
     [TD eleased lines                     9     12     14     17     21
      Internet access (NB + BB)           14     15     16     17     17
      Wireline (voice and VAS)           109    106    102    101    100
      Mobile (voice and VAS)              93    104    115    123    130

      Total                              225    237    247    258    268]

In Italy, growth over the next few years is expected to be higher than in the European market as a whole, with annual average growth of 5%. In particular, revenues from mobile services will increase at an annual average of 9%, particularly as a result of the development of innovative services, broadband and VAS on wireline networks, especially thanks to the spread of ADSL, at an annual average of approximately 18%.

In South America, annual average growth over the next few years is expected to be 11.6%. In particular, the mobile telephone services market in Brazil is expected to grow at an annual average of approximately 12%, and will be marked by a growing consolidation and by a regulatory framework that will favor the evolution of the SMC model over the SMP model, with higher standards of quality and fiercer competition.

From the point of view of the range of services available, it is probable that, over the next few years, the trend towards the consolidation of operators will continue, especially on a national level. This may prove to be to the advantage of large operators which will be able to exploit a broad customer base and control over the infrastructures.

From the point of view of technological development, there is likely to be innovation geared to expanding the bandwidth for wireline services and the development of "seamless" solutions for mobile services.

The development strategies of the larger operators are mainly focused on defending the domestic core business, launching broadband and value-added services and on reducing the level of indebtedness.

[]   STRATEGIC GUIDELINES

The fundamental objective declared by management for the next few years (as it was last year) will continue to be the creation of value. This must be ensured by capitalizing on the assets and on the distinctive competences and by further strengthening the financial structure to sustain development.

The priorities of industrial operations as described by the management are as follows:

     - to consolidate its leadership of the domestic market: in wireline services, by encouraging customer loyalty with innovative products and stimulating the market of VAS and broadband, particularly through ASL access technology; in mobile services, by augmenting traffic volumes and developing a range of value-added services consistent with market expectations (MMS, community, videotelephone services), and by effectively introducing UMTS technology; in Internet and Media, by developing broadband and portals, directories and office products.

     - to develop corporate presence abroad in markets where the Group can enhance its commercial and technological expertise: in the mobile sector, in South American countries, and particularly in Brazil; in the wireline sector, through the development of the pan-European broadband network.

     - to continue to manage the Group according to strict criteria of efficiency thanks to the synergies activated by the organizational model based on professional categories and service centers, systems that control expenditure and results, and a careful selection of investments targeting innovation and development.

Over the next few years, the exacting dynamics in the economic and financial field will generate cash flows that will lead to a reduction in consolidated indebtedness that is expected to fall by more than euro 5 billion by the end of 2005, compared to the end of 2002.

The Group will also further develop initiatives associated with sustainability, which for the first time constitutes an integral part of corporate planning.

Telecom Italia Group

Consolidated Statements of Income

----------------------------------------------------------------------------------------------------------
                                                                                               Change
                                                                    2002       2001            (a-b)
                                                                                          ----------------
     (millions of euro)                                              (a)        (b)       amount      %
C---------------------------------------------------------------------------------------------------------
A.   SALES AND SERVICE REVENUES                                    30,400     30,818       (418)     (1.4)
     Changes in inventories of work in progress, semifinished
     and finished goods                                                 2                     2       n.s.
     Changes in inventory of contract work in process                 (42)      (115)        73     (63.5)
     Increases in capitalized internal construction costs             675        581         94      16.2
     Operating grants                                                  19         24         (5)    (20.8)
----------------------------------------------------------------------------------------------------------
B.   STANDARD PRODUCTION VALUE                                     31,054     31,308       (254)     (0.8)
     Raw materials and outside services (1)                       (12,558)   (13,042)       484      (3.7)
----------------------------------------------------------------------------------------------------------
C.   VALUE ADDED                                                   18,496     18,266        230       1.3
     Labor costs (1)                                               (4,532)    (4,647)       115      (2.5)
----------------------------------------------------------------------------------------------------------
D.   GROSS OPERATING PROFIT                                        13,964     13,619        345       2.5
     Depreciation and amortization                                 (5,877)    (6,275)       398      (6.3)
     of which goodwill                                               (844)    (1,022)       178     (17.4)
     Other valuation adjustments                                     (599)      (455)      (144)     31.6
     Provisions to reserves for risks and charges                    (153)      (278)       125     (45.0)
     Net other income (expense)                                        46         63        (17)    (27.0)
----------------------------------------------------------------------------------------------------------
E.   OPERATING INCOME                                               7,381      6,674        707      10.6
     Net investment and financial income (expense)                 (2,163)    (3,955)     1,792     (45.3)
     of which value adjustments                                      (682)    (1,956)     1,274     (65.1)
     INCOME BEFORE EXTRAORDINARY ITEMS AND
----------------------------------------------------------------------------------------------------------
F.   TAXES                                                          5,218      2,719      2,499      91.9
     Net extraordinary income (expense)                            (5,637)    (3,452)    (2,185)     63.3
----------------------------------------------------------------------------------------------------------
G.   INCOME BEFORE TAXES                                             (419)      (733)       314     (42.8)
     Income taxes                                                     716       (925)     1,641         o
----------------------------------------------------------------------------------------------------------
H.   NET INCOME (LOSS) BEFORE MINORITY INTEREST                       297     (1,658)     1,955         o
                                                                     (619)      (410)      (209)     51.0
----------------------------------------------------------------------------------------------------------
I.   NET INCOME (LOSS)                                               (322)    (2,068)     1,746     (84.4)
----------------------------------------------------------------------------------------------------------
     (1) Reduced by related cost recoveries

Telecom Italia Group

Consolidated Balance Sheets

----------------------------------------------------------------------------------------------
                                                       12/31/2002    12/31/2001    Change
     (millions of euro)                                    (a)          (b)        (a-b)
----------------------------------------------------------------------------------------------
A.   INTANGIBLES, FIXED ASSETS AND
     LONG-TERM INVESTMENTS
     Intangible assets                                     13,052        16,197    (3,145)
     Fixed assets                                          19,291        21,757    (2,466)
     Long-term investments
     . equity investments and advances on                   2,286         6,586    (4,300)
       future capital contributions
     . other                                                  957           478       479
----------------------------------------------------------------------------------------------
                                                           35,586        45,018    (9,432)
----------------------------------------------------------------------------------------------
B.   WORKING CAPITAL
     Inventories                                              411           636      (225)
     Trade accounts receivable                              8,201         8,346      (145)
     Other assets                                           6,154         5,047     1,107
     Trade accounts payable                                (5,966)       (6,793)      827
     Reserves for risks and charges                        (5,214)       (3,053)   (2,161)
     Other liabilities                                     (6,926)       (6,601)     (325)
----------------------------------------------------------------------------------------------
                                                           (3,340)       (2,418)     (922)
----------------------------------------------------------------------------------------------
C.   INVESTED CAPITAL, net of operating
     liabilities                                    (A+B)  32,246        42,600   (10,354)
----------------------------------------------------------------------------------------------
D.   RESERVE FOR EMPLOYEE
     TERMINATION INDEMNITIES                               (1,305)       (1,350)       45
----------------------------------------------------------------------------------------------
E.   INVESTED CAPITAL, net of operating
     liabilities and the reserve for employee
     termination indemnities                        (C+D)  30,941        41,250   (10,309)
     Financed by:
----------------------------------------------------------------------------------------------
F.   SHAREHOLDERS' EQUITY (1)
     Parent Company interest                                9,049        13,522    (4,473)
     Minority interest                                      3,774         5,786    (2,012)
----------------------------------------------------------------------------------------------
                                                           12,823        19,308    (6,485)
----------------------------------------------------------------------------------------------
G.   MEDIUM/LONG-TERM DEBT                                 15,018        16,083    (1,065)
----------------------------------------------------------------------------------------------
H.   NET SHORT-TERM BORROWINGS
     Short-term borrowings                                  5,089         9,114    (4,025)
     Liquid assets and short-term financial assets         (2,271)       (3,505)    1,234
     Financial accrued expense (income) and
     deferred expense (income), net                           282           250        32
----------------------------------------------------------------------------------------------
                                                    (G+H)   3,100         5,859    (2,759)
----------------------------------------------------------------------------------------------
I.   TOTAL                                        (F+G+H)  18,118        21,942    (3,824)
----------------------------------------------------------------------------------------------
                                                           30,941        41,250   (10,309)
----------------------------------------------------------------------------------------------
(*) Net of "Receivables from shareholders for capital contribution"


                                                                             26

Telecom Italia Group

Consolidated Statements of Cash Flows

--------------------------------------------------------------------------------------------------------------------------------
     (millions of euro)                                                         2002                        2001
--------------------------------------------------------------------------------------------------------------------------------
A.   NET DEBT, AT BEGINNING OF YEAR                                                  (21,942)                          (17,233)
B.   CHANGE IN SCOPE OF CONSOLIDATION                                                                                     (839)
C.   CASH FLOWS - OPERATING ACTIVITIES
     Net income (loss)                                                                   297                            (1,658)
     Depreciation and amortization                                                     5,877                             6,275
     (Gains) losses on sales of intangibles, fixed assets and
     long-term investments                                                            (2,210)                             (330)
     Writedowns of intangibles, fixed assets and long-term
     investments                                                                       4,384                              4,039
     Change in working capital (*)                                                       896                                290
     Net change in reserve for employee termination
     indemnities                                                                         (45)                                31
     Foreign exchange gains (losses) and other changes                                   691                                136
--------------------------------------------------------------------------------------------------------------------------------
                                                                                       9,890                              8,783
--------------------------------------------------------------------------------------------------------------------------------
D.   CASH FLOWS - INVESTING ACTIVITIES
     Long-term investments:                                                           (6,919)                           (11,257)
     . intangible assets:
     - goodwill                                                              (369)                 (1,174)
     - other investments                                                   (1,584)                (2,736)
     . fixed assets                                                        (3,258)                (4,254)
     . long-term investments                                               (1,708)                (3,093)
     Proceeds from sale, or redemption value, of intangible
     assets, fixed assets and long-term investments                                    5,698                             1,439
--------------------------------------------------------------------------------------------------------------------------------
                                                                                      (1,221)                           (9,818)
--------------------------------------------------------------------------------------------------------------------------------
E.   CASH FLOWS - FINANCING ACTIVITIES
     Capital contributions                                                                58                               240
     Capital grants                                                                       42                                22
--------------------------------------------------------------------------------------------------------------------------------
                                                                                         100                               262
--------------------------------------------------------------------------------------------------------------------------------
F.   DIVIDENDS                                                                        (4,945)                           (3,097)
--------------------------------------------------------------------------------------------------------------------------------
G.   CHANGE IN NET DEBT                                         (B+C+D+E+F)            3,824                            (4,709)
--------------------------------------------------------------------------------------------------------------------------------
H.   NET DEBT, AT END OF YEAR                                   (A+G)                (18,118)                          (21,942)
--------------------------------------------------------------------------------------------------------------------------------

(*) The difference with respect to the reclassified consolidated balance sheets is due to the movements in capital grants and the use of the reserves for risks and charges.

     The change in net debt was due to the following:

--------------------------------------------------------------------------------------------------------------------------------
     (millions of euro)                                                         2002                        2001
--------------------------------------------------------------------------------------------------------------------------------
Increases (decreases) in medium/long-term debt                                        (1,065)                            9,350
Increases (decreases) in short-term borrowings                                        (2,759)                           (4,641)
Total                                                                                 (3,824)                            4,709

[]   ECONOMIC AND FINANCIAL PERFORMANCE - TELECOM ITALIA S.p.A.

RESULTS OF OPERATIONS

The Parent Company, Telecom Italia S.p.A., closed the year 2002 with a net loss of euro 1,645 million (a net income of euro 151 million in 2001).

The result was mainly caused by a higher expense balance of net extraordinary income (expense) (-euro 3,200 million) that was partly offset by an improvement in the operating income (+euro 62 million) and the income balance of net investment and financial income (expense) (+euro 754 million), and lower income taxes (-euro 588 million).

The increase in the net expense balance of extraordinary income (expense), in particular, was caused, on one hand, by the provisions made with respect to the value of the Seat Pagine Gialle investment (euro 2,691 million) and to the forward commitment for the purchase of Seat Pagine Gialle shares (euro 1,942 million), to adjust them to the market value of the shares (based on the average of the last six months of 2002), as a result of the decision of no longer considering the "Directories" business of Seat Pagine Gialle to be of strategic interest, and, on the other hand, to the lower writedown, compared to the prior year, made in respect of Telecom Italia International (-euro 882 million) and the writedown of TI WEB (euro 542 million) effected in 2001.

As far as dividends are concerned, with a view towards meeting the objective of paying dividends to the shareholders that are substantially in line with 2001, in December 2002, reserves were distributed for euro 987 million. A motion for the residual amount of dividends will be submitted to the Shareholders' Meeting convened to approve the 2002 financial statements.

Sales and service revenues of euro 17,055 million decreased by euro 254 million, -1.5%, compared to 2001.

The reduction can principally be attributed to traffic, the equivalent amount of which, despite an increase of 2.4% in term of minutes, declined by euro 533 million (-6.0%) as a result of a reduction in the average retail and wholesale return of 8.3%.

Such phenomena were partly compensated by the increase in basic charges and activation fees.

Sales and service revenues, net of the amounts due to other telecommunications operators, totaled euro 13,409 million and decreased by euro 485 million (-3.5%) compared to the prior year.

Gross operating profit of euro 7,549 million decreased by euro 22 million compared to 2001 (euro 7,571 million). The percentage of gross operating profit to sales and service revenues was 44.3% (43.7% in the previous year).

The change is due to the reduction in the costs of raw materials and outside services (-euro 143 million) and the reduction in labor costs, which fell by euro 65 million compared to 2001, thus compensating the aforementioned decrease in revenues.

Total raw materials and outside services, net of the amount due to other operators, amounted to euro 3,320 million, and decreased by euro 374 million compared to the prior year.

Operating income, amounting to euro 4,045 million, increased by euro 62 million compared to 2001 (+1.6%), and represents 23.7% of revenues, compared to 23.0% in 2001. The increase was essentially attributable to lower depreciation and amortization charges (-euro 301 million) that were partly compensated by expenses connected with credit management (+euro 255 million).

Net investment and financial income (expense) is composed as follows:

-------------------------------------------------------------------------------
                                             2002        2001     Change
(millions of euro)                           (a)         (b)      (a-b)
-------------------------------------------------------------------------------
Net investment income                        2,118      2,022       96
Net financial expense                       (1,087)    (1,624)     537
Value adjustments to financial assets         (654)      (775)     121
-------------------------------------------------------------------------------
Total                                          377       (377)     754
-------------------------------------------------------------------------------

In particular:

     o the increase in net investment income (+euro 96 million) is primarily due to higher dividends from the subsidiaries TIM (+euro 247 million)
          - following the distribution of reserves in December 2002 - and Finsiel (+euro 126 million), partly offset by the fact that in 2001 Telecom Italia had benefited from a distribution of reserves by Saiat (euro 249 million);

     o the reduction in net financial expenses (-euro 537 million) was almost entirely due to the fact that a provision was set aside in 2001 (euro 569 million) for the forward commitment to purchase Seat Pagine Gialle shares; the provision in 2002, as previously described, was recorded in extraordinary expense;

     o the reduction in value adjustments to financial assets (-euro 121 million) was due to the increase in the writedowns of other investments for a total of euro 131 million and to the fact that in 2001 writedowns were made to the investments in Telespazio (euro 91 million) and in TMI - Telemedia International Italia (euro 161 million).

Net extraordinary income (expense) showed an expense balance of euro 6,093 million (-euro 2,893 million in 2001), with an decrease of euro 3,200 million.
Specifically:

Extraordinary income of euro 884 million comprised:

     o the gains realized on the sales of investments in Telemaco Immobiliare (euro 134 million), Telespazio (euro 47 million), IMMSI (euro 51 million), EMSA (euro 70 million), the contribution of the "Asset Management" business segment to Tiglio II (euro 126 million), the sale of the non-facility business segments (property, project and agency) to the Pirelli & C. Real Estate group (euro 15 million), the sale of the "Training" segment to Telecom Italia Learning Services (euro 2 million) and the disposal of buildings (euro 7 million);

     o the prior period income arising from the recovery of accrued pre-amortization interest (euro 131 million) on the expenses for employee benefit obligations under Law 58/1992 that were paid, with reserve, to INPS up to 1999 following the termination of litigation after the courts ruled in Telecom Italia's favor;

     o the recovery of expenses connected with extraordinary transactions (euro 192 million) incurred by Telecom Italia on behalf of subsidiaries (principally Telecom Italia International and TIM International);

     o the release to income (euro 59 million) of a part of the reserve for risks and charges, set up in 2001 to cover the expenses connected with the agreement for the sale of Stream to News Corporation and Vivendi Universal/Canal+, after the parties did not go through with the agreement;

     o    other prior period income of euro 50 million.

Extraordinary expenses of euro 6,977 million comprised:

     o the writedown of the investment in Seat Pagine Gialle (euro 2,691 million) and the provision for the forward commitment to purchase Seat Pagine Gialle shares (euro 1,942 million);

     o the extraordinary provisions regarding the investments in Netesi (euro 31 million) and Telecom Italia International (euro 1,102 million) mainly in conjunction with the expenses on the sale of the investment in 9Telecom to LDCom (euro 389 million), the loss on the sale of Telekom Austria (euro 189 million), the writedown of Netco Redes (euro 103 million) and the writeoff of the carrying value of the investment in Nortel Inversora (euro 37 million);

     o the expenses and provisions (euro 379 million) for corporate restructuring relating to employees cutbacks and layoffs;

     o expenses under Law 58/1992 (euro 154 million) to cover employees under the former fund "Telephone Employees Pension Fund" (FPT), which became part of the general "Employees Pension Fund", in accordance with the 2000 Finance Bill;

     o the aforementioned expenses incurred on behalf of Group companies and recovered from the same companies (euro 192 million);

     o the extraordinary contribution to INPS, euro 71 million (established by the 2000 Finance Bill for the three years 2000 - 2002);

     o the provisions of euro 111 million following the guarantees provided upon the disposals of Italtel (euro 15 million) and Telespazio (euro 38 million) and at the time of the reorganization of real estate assets (Progetto Tiglio, euro 30 million), as well as for other matters totaling euro 28 million, of which euro 22 million refers to relations with Stream;

     o the prior period expense (euro 158 million) relating to the adjustment of the estimated value of unused prepaid telephone cards following the introduction of technical data collection procedures;

     o other prior period expenses of euro 146 million relating mainly to expenses connected with extraordinary transactions, damage compensation to third parties and sundry charges.

Income taxes had a positive effect on the result for the year of euro 26 million and decreased by euro 588 million compared to 2001. This was due to the loss for the year that was principally caused by the aforementioned investment writedowns, which contributed to the increase in deferred tax assets.

FINANCIAL CONDITION

As far as intangibles, fixed assets and long-term investments are concerned, the reduction in industrial assets compared to December 31, 2001 (-euro 1,462 million) can be ascribed to the balance between investments (euro 2,322 million), depreciation and amortization (euro 3,020 million), disposals (euro 84 million), writedowns (euro 39 million) and the contributions of Telecom Italia's "Asset Management" business to Tiglio II (euro 245 million) and the "International Wholesale Services" business segment to TI Sparkle (euro 396 million). Long-term investments totaled euro 15,598 million and decreased by euro 2,772 million from December 31, 2001. The reduction is principally due to:

o    new investments and recapitalizations of euro 860 million of which:

     [X] euro 186 million for the purchase of a 36.85% interest in the share capital of Tiglio I;

     [X]  euro 60 million for the purchase of an 86% interest in EPIClink;

     [X] euro 29 million for the purchase of a 69.10% interest in the share capital of Netesi and for its successive recapitalization;

     [X] euro 234 million for the recapitalization and replenishment of the share capital of Stream;

     [X]  euro 87 million for the recapitalization of Telecom Italia Sparkle;

     [X] euro 166 million for payments against future capital increases in investments made principally to IT Telecom;

     [X]  euro 98 million for the purchase/recapitalization of other holdings;

o acquisition of investments, as a result of the aforementioned contributions of business segments, in Telecom Italia Sparkle (euro 698 million) and Tiglio II (euro 74 million);

o writedowns for euro 4,396 million, including extraordinary writedowns (euro 3,939 million) made to the value of investments in Seat Pagine Gialle, Telecom Italia International and Netesi;

o disposals of investments for euro 376 million, of which euro 330 million principally relates to the sale of EMSA (euro 155 million), Telespazio (euro 80 million) and Telemaco Immobiliare (euro 76 million) and euro 46 million for the disposal of investments within the framework of the contribution of the "International Wholesale Services" business segment to Telecom Italia Sparkle;

o loans made primarily to Tiglio I, Tiglio II and Telegono for a total of euro 117 million;

o euro 287 million for the purchase of 5,280,500 ordinary shares of treasury stock and 45,647,000 savings shares of treasury stock.

Working capital was a negative balance of euro 2,511 million (a positive balance of euro 12 million at December 31, 2001) and decreased by euro 2,523 million. The reduction is due to lower "trade accounts receivable" (-euro 812 million) and "other assets" (-euro 400 million) and higher "reserves for risks and charges" (+euro 1,532 million) - especially with regard to the provision for the forward commitment to purchase Seat Pagine Gialle shares of euro 1,942 million and the provisions to the reserve for corporate restructuring - and higher other liabilities (+euro 363 million). Such effects were partly compensated by the reduction in trade accounts payable (-euro 591 million). In 2002, transactions for the securitization of trade accounts receivable from residential customers and the sale of receivables to factoring companies led to a reduction in trade accounts receivable from customers at December 31, 2002 of euro 1,031 million.

Net invested capital of euro 26,084 million (euro 32,784 million at December 31, 2001) was financed by shareholders' equity for 42% and net debt for 58%.

Shareholders' equity went from euro 15,871 million at December 31, 2001 to euro 10,956 million at the end of 2002. The reduction, equal to euro 4,915 million, was due to:

-------------------------------------------------------------------------------
(millions of euro)                                             2002       2001
-------------------------------------------------------------------------------
At January 1                                                  15,871     18,714
Net income (loss) for the year                                (1,645)       151
Retained earnings                                                  1          -
Portion of capital grants available                               13         15
Distribution of profits                                         (142)    (2,309)
Distribution of income reserves                               (3,151)         -
Cancellation of the reserve for treasury stock in portfolio        -       (711)
Increase in additional paid-in-capital                             8         10
Increase in share capital                                          1        188
Reduction in revaluation reserve Law 72, 3/19/83                   -       (187)
-------------------------------------------------------------------------------
At December 31                                                10,956     15,871
-------------------------------------------------------------------------------

The Telecom Italia Shareholders' Meeting on December 12, 2002 passed a resolution to reclassify reserves by the transfer of euro 2,160 million from "miscellaneous reserves" to "additional paid-in-capital ", the transfer of euro 820 million from "additional paid-in-capital" to the "legal reserve", the transfer of euro 660 million from the "legal reserve" to "miscellaneous reserves" with the contextual change in the name to "miscellaneous income reserves". This reclassification immediately identifies, in the financial statements, the nature of the reserves, namely whether they are profit or capital reserves. The same Shareholders' Meeting resolved to distribute reserves for an amount of euro 987 million, paying euro 0.1357 to the shareholders for each ordinary and savings share, which is in line with the objective of ensuring the shareholders an amount corresponding to the dividends paid out for 2001.

Net debt of euro 15,128 million (euro 16,913 million at December 31, 2001) decreased by euro 1,785 million from December 31, 2001. The improvement from the end of 2001 was due to the monetary flows provided by operating activities (euro 7,845 million) which more than compensated the flows used for investing activities (euro 2,799 million), for the payment of 2001 dividends and for the distribution of income reserves totaling euro 3,293 million. Net financial debt benefited from the effects of the securitization and factoring transactions for a total amount, at December 31, 2002, of euro 1,008 million, of which euro 826 million refers to securitization (euro 848 million at December 31, 2001).

Gross debt at December 31, 2002 totals euro 17,299 million (euro 17,909 million at December 31, 2001). Details are provided in the following table:

                        -------------------------------------------------------
(millions of euro)                  At 12/31/2002                  At 12/31/2001
-------------------------------------------------------------------------------
                         euro     %   Foreign    %    Total    %     Total    %
                                      currency
-------------------------------------------------------------------------------
Medium/long-term debt   11,767    69      81     26   11,848   68   10,371    58
Short-term borrowings    5,216    31     235     74    5,451   32    7,538    42
-------------------------------------------------------------------------------
Total                   16,983   100     316    100   17,299  100   17,909   100
-------------------------------------------------------------------------------

The portion of medium/long-term debt rose from 58% at December 31, 2001 to 68% at December 31, 2002 following the issue of Telecom Italia fixed-rate notes under the "Global Note Program" for a total of euro 2,500 million.

Telecom Italia S.p.A.

Statements of income

-------------------------------------------------------------------------------------------
                                                                                 Change
                                                         2002      2001       -------------
     (millions of euro)                                                       amount     %
-------------------------------------------------------------------------------------------
A.   SALES AND SERVICE REVENUES                         17,005     17,309       (254)  (1.5)
     Changes in inventory of contract work in
     process                                                 -        (19)        19
     Increases in capitalized internal
     construction costs                                     11          6          5   83.3
     Operating grants                                        -          -
-------------------------------------------------------------------------------------------
B.   STANDARD PRODUCTION VALUE                          17,066     17,296       (230)  (1.3)
     Raw materials and outside services (1)             (6,966)    (7,109)       143   (2.0)
-------------------------------------------------------------------------------------------
C.   VALUE ADDED                                        10,100     10,187        (87)  (0.9)
     Labor costs (1)                                    (2,551)    (2,616)        65   (2.5)
-------------------------------------------------------------------------------------------
D.   GROSS OPERATING PROFIT                              7,549      7,571        (22)  (0.3)
     Depreciation and amortization                      (3,020)    (3,321)       301   (9.1)
     Other valuation adjustments                          (357)      (159)      (198)     o
     Provisions to reserves for risks and charges          (44)      (100)        56  (56.0)
     Net other income (expense)                            (83)        (8)       (75)     o
-------------------------------------------------------------------------------------------
E.   OPERATING INCOME                                    4,045      3,983         62    1.6
     Net investment and financial income (expense)         377       (377)       754      o
     Of which value adjustments                           (654)      (775)       121  (15.6)
-------------------------------------------------------------------------------------------
F.   INCOME BEFORE EXTRAORDINARY                         4,422      3,606        816   22.6
     ITEMS AND TAXES
     Net extraordinary income (expense)                 (6,093)    (2,893)    (3,200)     o
-------------------------------------------------------------------------------------------
G.   INCOME BEFORE TAXES                                (1,671)       713     (2,384)     o
     Income taxes                                           26       (562)       588      o
-------------------------------------------------------------------------------------------
H.   NET INCOME (LOSS)                                  (1,645)       151     (1,796)     o
-------------------------------------------------------------------------------------------

     (1) Reduced by related cost recoveries

Balance Sheets

--------------------------------------------------------------------------------------------------------------
                                                                    12/31/2002      12/31/2001       Change
(millions of euro)                                                      (a)            (b)            (a-b)
--------------------------------------------------------------------------------------------------------------
A.   INTANGIBLES, FIXED ASSETS AND LONGTERM
     INVESTMENTS
     Intangible assets                                                  1,287          1,336          (49)
     Fixed assets                                                      12,678         14,091         (1,413)
     Long-term investments
     o Equity investments and advances
       on future capital contributions                                 15,010         18,149         (3,139)
     o Other                                                              588            221            367
--------------------------------------------------------------------------------------------------------------
                                                                       29,563         33,797         (4,234)
--------------------------------------------------------------------------------------------------------------
B.   WORKING CAPITAL
     Inventories                                                           70             77             (7)
     Trade accounts receivable                                          4,292          5,104           (812)
     Other assets                                                       3,468          3,868           (400)
     Trade accounts payable                                            (2,958)        (3,549)           591
     Reserves for risks and charges                                    (3,145)        (1,613)        (1,532)
     Other liabilities                                                 (4,238)        (3,875)          (363)
--------------------------------------------------------------------------------------------------------------
                                                                       (2,511)            12         (2,523)
--------------------------------------------------------------------------------------------------------------
C.   INVESTED CAPITAL, net of
     operating liabilities                             (A+B)           27,052         33,809         (6,757)
--------------------------------------------------------------------------------------------------------------
D.   RESERVE FOR EMPLOYEE
     TERMINATION INDEMNITY                                               (968)        (1,025)            57
--------------------------------------------------------------------------------------------------------------
E.   INVESTED CAPITAL, net of operating liabilities
     and reserve for employee termination
     indemnities                                       (C+D)           26,084         32,784         (6,700)
--------------------------------------------------------------------------------------------------------------
     Financed by:
F.   SHAREHOLDERS' EQUITY
     Share capital paid-in                                              4,024          4,023              1
     Reserves and retained earnings                                     8,577         11,697         (3,120)
     Net income (loss)                                                 (1,645)           151         (1,796)
--------------------------------------------------------------------------------------------------------------
                                                                       10,956         15,871         (4,915)
--------------------------------------------------------------------------------------------------------------
G.   MEDIUM/LONG-TERM DEBT                                             11,848         10,371          1,477
--------------------------------------------------------------------------------------------------------------
H.   NET SHORT-TERM BORROWINGS
     Short-term borrowings                                              5,451          7,538         (2,087)
     Liquid assets and short-term financial assets                     (2,698)        (1,248)        (1,450)
     Financial accrued expense (income) and deferred
     expense (income), net                                                527            252            275
--------------------------------------------------------------------------------------------------------------
                                                                        3,280          6,542         (3,262)
--------------------------------------------------------------------------------------------------------------
                                                       (G+H)           15,128         16,913         (1,785)
--------------------------------------------------------------------------------------------------------------
I.   TOTAL                                           (F+G+H)           26,084         32,784         (6,700)
--------------------------------------------------------------------------------------------------------------

Statements of Cash Flows

----------------------------------------------------------------------------------------------------------------------------------
            (millions of euro)                                                              2002                   2001
----------------------------------------------------------------------------------------------------------------------------------
A.   NET DEBT, AT BEGINNING OF YEAR                                                      (16,913)                 (16,839)
----------------------------------------------------------------------------------------------------------------------------------
B.   CASH FLOWS - OPERATING ACTIVITIES
     Net income (loss)                                                                    (1,645)                     151
     Depreciation and amortization                                                         3,020                    3,321
     (Gains) losses on sales of intangibles, fixed assets and long-
     term investments                                                                       (423)                    (241)
     Writedowns of intangibles and fixed assets and long-term
     investments                                                                           4,371                    3,148
     Change in working capital (*)                                                         2,579                     (514)
     Net change in reserve for employee termination indemnities                              (57)                      (6)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                           7,845                    5,859
----------------------------------------------------------------------------------------------------------------------------------
C.   CASH FLOWS - INVESTING ACTIVITIES
     Intangibles, fixed assets and long-term
     investments:                                                                         (3,608)                  (4,495)
     . intangible assets                                                         (648)                    (727)
     . fixed assets                                                            (1,674)                  (1,739)
     . long-term investments                                                   (1,286)                  (2,029)
     Intangibles, fixed assets and long-term investments purchased
     as a result of corporate transactions                                                  (772)                    (413)
     Proceeds from sale, or redemption value, of intangibles, fixed
     assets and long-term investments                                                        891                      975
     Intangibles, fixed assets and long-term investments sold as a
     result of corporate transactions                                                        690                      280
----------------------------------------------------------------------------------------------------------------------------------
                                                                                          (2,799)                  (3,653)
----------------------------------------------------------------------------------------------------------------------------------
D.   CASH FLOWS - FINANCING ACTIVITIES
     Capital contributions                                                                     9                       10
     Capital grants                                                                           23                       19
----------------------------------------------------------------------------------------------------------------------------------
                                                                                              32                       29
----------------------------------------------------------------------------------------------------------------------------------
E.   DIVIDENDS                                                                            (3,293)                  (2,309)
----------------------------------------------------------------------------------------------------------------------------------
F.   CHANGE IN NET DEBT                                      (B+C+D+E)                     1,785                      (74)
----------------------------------------------------------------------------------------------------------------------------------
G.   NET DEBT, AT END OF YEAR                                (A+F)                       (15,128)                 (16,913)
----------------------------------------------------------------------------------------------------------------------------------

(*) The difference with respect to the reclassified "balance sheet" is due to entries affecting working capital. They refer to changes in capital grants, the use of the reserve for losses of subsidiaries and affiliates, the adjustment of medium/long-term loans receivable to year-end exchange rates.

The change in net debt is due to the following:

-------------------------------------------------------------------------------
(millions of euro)                                            2002     2001
-------------------------------------------------------------------------------
Increase (decrease) in medium/long-term debt                  1,477    7,183
Increase (decrease) in short-term borrowings                 (3,262)  (7,109)
-------------------------------------------------------------------------------
Total                                                        (1,785)      74
-------------------------------------------------------------------------------

[]   SUBSEQUENT EVENTS

There follows a description of the significant events subsequent to December 31, 2002.

Sale of Globo.com

On January 15, 2003, Telecom Italia Finance sold its 28.57% investment in the Brazilian company Glb Servicos Interativos ("Globo.com") to TIM Brasil for US $15 million. At the end of January, TIM Brasil then sold that investment to the Globo television group. The net gain for the Telecom Italia Group was about euro 4 million.

Renewal of the first securitization tranche 2001

On January 22, the company TI Securitisation Vehicle renewed the first tranche of euro 100 million of asset backed securities issued on January 29, 2001. The transaction falls under the securitization program of Telecom Italia telephone bills and is described in greater detail in the notes to the financial statements of Telecom Italia S.p.A.

Early purchase of leased assets

On January 27, 2003, the procedures were completed for the early purchase of 12 property units (for about 300,000 square meters) from Teleleasing S.p.A. that are used by Telecom Italia S.p.A. and other Group companies under financial leasing contracts. The deal involved a total financial payment of some euro 369 million for the entire Group.

Sale of the TI Logistic business segment

On January 27, 2003, Telecom Italia announced an agreement with TNT Logistics Italia whereby this company would take over the warehouse and distribution operations of wireline telephone products for customers and for assistance and installation for the Telecom Italia network. The agreement also provides for the sale to TNT Logistics of the relative business segment of Telecom Italia, including six central warehouses, 100 advance warehouses and over 4.5 million pieces of telephone equipment and parts a year. The understanding, finalized with the aim of concentrating on the core business, became operative on March 5, 2003 following the authorization of the Antitrust Authority and the experiment with the labor consultation procedure.

Acquisition of Consodata shares

On February 12, 2003, Seat Pagine Gialle purchased 1,108,695 ordinary shares of the French subsidiary Consodata S.A. - listed on the Nouveau Marche of the Paris Stock Exchange - following the sale option exercised by the founding shareholders to which they were entitled on the basis of the agreement signed originally with the previous management of Seat Pagine Gialle on July 31, 2000. As a result of this transaction, after payment of the agreed consideration of euro 44 per share - for a total amount some euro 48.8 million - Seat Pagine Gialle acquired a further 8.17% stake and voting rights in the company, thus increasing its holding in Consodata S.A. to 98.60%.

Sale of Telekom Srbija

On December 28, 2002, the Telecom Italia Group announced that it had reached an agreement for the sale of its 29% stake in Telekom Srbija to PTT Srbija. The agreement for the sale was finalized on February 20, 2003 and the closing is scheduled to take place by the end of June.

PTT will pay euro 195 million, 120 million of which will be paid in four installments beginning February 2003. The remaining amount will be paid in six semi-annual installments beginning January 2006. The shares sold will be deposited with an international bank until full payment of the price.

Sale of Tele Pay Roll Services

On February 28, 2003, Telecom Italia sold to Accenture group the 100% interest in TE.SS - Tele Pay Roll Services, a company responsible for the administration activities connected with human resources management of the Telecom Italia Group. The sales price was euro 10 million. The transaction falls under the program for the divestiture of non-core businesses by the Telecom Italia Group.

Telecom Italia - Hewlett Packard agreement

On February 21, 2003, Telecom Italia and Hewlett-Packard signed a five-year agreement for management services and outsourcing worth a total of euro 225 million. Under the agreement, HP will supply asset management, help desk, maintenance and administration services for 90,000 Telecom Italia workstations, drawing upon the skills of around 600 IT Telecom specialists, who will be absorbed by a new HP company specialized in these services. For its part, IT Telecom is to house the systems and manage HP Italia's operating activities in the SAP environment. The agreement will lead to a closer focus on the core business and efficiency needs in terms of savings in the operation of the distributed environment. The deal becomes binding and operational once the consultations with the labor unions have been concluded and authorization has been received from the Italian Antitrust Authority.

Bonds reserved for employees

On February 13, 2003, the Board of Directors of Telecom Italia resolved, by partially revoking the resolution for the issue of bonds for the part not yet executed, to reduce the bond issue reserved for employees from euro 1 billion to euro 400 million.

Repurchase and subsequent cancellation of notes

On March 11, 2003, the Board of Directors of Telecom Italia voted to repurchase, at market price, and subsequently cancel, a part of the notes subscribed by the subsidiary Telecom Italia Finance up to a maximum amount of euro 2 billion. This decision was taken in order to regulate the ratio of net equity to notes and bonds, in view of the motion for the distribution of reserves up to a maximum amount of euro 1,333 million.

Approval of the 2002 interconnection price list by the National Regulatory
Agency

On February 27, 2003, the Infrastructures and Networks Commission of the National Regulatory Agency approved the interconnection price list for 2002, currently being announced, which Telecom Italia must apply to competing operators for the use of its network with regard to Interconnection Services for traffic, Billing Services with the risk of non-payment by Telecom Italia subscribers for access to non-geographical numbers and Unbundling Local Loop Access Services. The economic effects are included in the 2002 financial statements.

LISIT Informatica

On February 4, 2003, Telecom Italia, in a temporary association of companies with Finsiel and Lutech (Lucchini group), won the bid held by the Lombardy Region (through the subsidiary Lombardia Informatica S.p.A.) for the supply of the goods and services needed to disseminate and manage the "Regional Services Card" throughout the Lombardy Region.

The total value of the bid won by the association led by Telecom Italia, scheduled to last until 2009, is approximately euro 350 million.

Within the framework of the obligations undertaken, Telecom Italia and Finsiel acquired 35.2% of the share capital of LISIT, for a total of euro 54 million.

Agreement for the acquisition of Megabeam

In March 2003, Telecom Italia signed the agreement for the acquisition of 100% of the share capital of Megabeam Italia S.p.A., the first Italian wireless internet service provider, for consideration of euro 11.5 million.

Megabeam's acquisition falls under Telecom Italia's broadband strategy, in which wireless technology, such as Wi-Fi, occupies a fundamental role in solutions both for the family and for business, since it enhances the innovative connectivity services on fixed networks with functions and flexibility. Megabeam offers Wi-Fi networking services in private sites and is experimenting the same Wi-Fi service in public places - in the main Italian airports and in an important hotel chain - using Wireless-Lan which operates on the 2400-2483.5 frequency.

The execution of the agreement is subject to the approval of the Antitrust Authority.

Buy-back of treasury stock by Telecom Italia

Under the transaction for the buy-back of treasury stock authorized by the Ordinary Shareholders' Meeting of Telecom Italia shareholders on November 7, 2001, during the period January 1, 2003 to March 11, 2003, 8,662,500 savings shares were purchased at an average price of euro 4.73 per share, for an investment of euro 41 million, and 915,000 ordinary shares at an average price of euro 6.83 per share, for an investment of euro 6 million. The total treasury stock purchased up to March 11, 2003 amounted to 54,309,500 savings shares at an average price of euro 5.24 for an investment of euro 285 million and 6,195,500 ordinary shares at an average price of euro 8.00 for an investment of euro 50 million.

Sale of SITEBA

On March 12, 2003, Telecom Italia sold, to the other shareholders which exercised their pre-emptive right, the 30% investment held in the share capital of the company SITEBA Sistemi Telematici Bancari S.p.A., for a total amount of some euro 7.2 million.

Merger by incorporation of Telecom Italia Lab in Telecom Italia

As voted by the Extraordinary Shareholders' Meetings of Telecom Italia and Telecom Italia Lab on December 12, 2002, the 100%-controlled company Telecom Italia Lab was merged by incorporation in Telecom Italia. The deed of merger was signed on March 18, 2003, effective for accounting and fiscal purposes on January 1, 2003.

Project to merge Telecom Italia and Olivetti

On March 11, 2003, the Boards of Directors of Olivetti and Telecom Italia passed resolutions on the project directed to the simplification of the corporate structure of the Group via the merger of the two companies. The project specifically calls for the merger by incorporation of Telecom Italia in Olivetti and constitutes a fundamental step in the industrial and financial reorganization process begun in July 2001 and aimed at the creation of value for the shareholders.

[]   BUSINESS OUTLOOK

In 2003, the Telecom Italia Group expects to substantially maintain operating income at this year's level and further reduce net debt.

[]   RELATED PARTY TRANSACTIONS

With reference to related party transactions, the effects of such transactions on the balance sheet and statement of income in the consolidated financial statements of the Telecom Italia Group at December 31, 2002 are reported in the following table.

The effects of transactions between Telecom Italia S.p.A. and the relative parent companies, subsidiaries and affiliated companies are reported, as a supplement to this disclosure, in the individual notes to the statutory financial statements of Telecom Italia S.p.A.

In the consolidated financial statements, the effects of intercompany transactions on the balance sheet and statement of income, that is, all transactions among consolidated companies, have been eliminated. All related party transactions, including intercompany transactions, fall within the normal business operations of the group, are governed by market terms or on the basis of specific laws; there aren't atipic or unusual transactions.

-----------------------------------------------------------------------------------------------------------------------------------
Major statement of income and
balance sheet components                        Transactions with:              Nature of transaction
-----------------------------------------------------------------------------------------------------------------------------------
                                          unconsolidated  parent companies,
                                           subsidiaries   subsidiaries and
                                          and affiliates   affiliates of
(millions of euro)                                        parent companies
-----------------------------------------------------------------------------------------------------------------------------------
Sales and service revenues                      299           3                 These comprise revenues from Teleleasing (euro 105
                                                                                million), Brasil Telecom (euro 48 million), Stream
                                                                                (euro 42 million), Auna group (euro 18 million),
                                                                                Telecom Argentina (euro 18 million), Telekom Srbija
                                                                                (euro 17 million)
-----------------------------------------------------------------------------------------------------------------------------------
Raw materials and outside services              445           24                These mainly comprise rent payable to IMSER (euro
                                                                                153 million) and Telemaco Immobiliare (euro 37
                                                                                million) as well as TLC service costs from Etecsa
                                                                                Cuba (euro 77 million) and maintenance and
                                                                                assistance contracts from Italtel (euro 40 million)
                                                                                and Siemens Informatica (euro 24 million)
-----------------------------------------------------------------------------------------------------------------------------------
Net other (income) expense                      9             -                 These mainly relate to cost recoveries for personnel
                                                                                on loan to certain foreign subsidiaries and
                                                                                affiliates
-----------------------------------------------------------------------------------------------------------------------------------
Net financial (income) expense                  (9)           (11)              These include accrued interest income on loans made
                                                                                to certain subsidiaries and affiliates (euro 14
                                                                                million), interest expense payable to Teleleasing
                                                                                for financial leasing transactions (euro 23 million)
                                                                                and interest on the payable by Softe to Olivetti
                                                                                Finance NV (euro 11 million)
-----------------------------------------------------------------------------------------------------------------------------------
Loans in long-term investments                  440           -                 These comprise medium/long-term loans made to IS TIM
                                                                                (euro 313 million) , Tiglio I (euro 54 million),
                                                                                Telegono (euro 34 million) and Tiglio II (euro 30
                                                                                million)
-----------------------------------------------------------------------------------------------------------------------------------
Financial receivables                           35            -                 These comprise short-term loans made to TMI group
                                                                                companies (euro 14 million) and Golden Lines (euro
                                                                                10 million net of provisions)
-----------------------------------------------------------------------------------------------------------------------------------
Financial payables                              406           -                 These refer mainly to payables for finance leases to
                                                                                Teleleasing (euro 393 million)
-----------------------------------------------------------------------------------------------------------------------------------
Trade and other accounts receivable             219           2                 They mainly regard receivables from Stream (euro 71
                                                                                million), Telekom Srbija (euro 21 million net of
                                                                                provisions), Teleleasing (euro 38 million) and
                                                                                Consorzio Telcal (euro 14 million)
-----------------------------------------------------------------------------------------------------------------------------------
Trade and other accounts payable                386           311               These refer to payables to Olivetti for the
                                                                                settlement of Group VAT and receivables from the tax
                                                                                authorities transferred (euro 296 million) and
                                                                                supply contracts connected with operating and
                                                                                investment activities: they include payables to the
                                                                                Italtel group (euro 150 million), Siemens
                                                                                Informatica (euro 40 million), Teleleasing (euro 17
                                                                                million) and advances from Consorzio Telcal (euro
                                                                                103 million)
-----------------------------------------------------------------------------------------------------------------------------------
Contract work in process                        110           -                 These refer mainly to activities on behalf of
                                                                                Consorzio Telcal for the Telematico Calabria Plan
-----------------------------------------------------------------------------------------------------------------------------------
Guarantees and collateral provided              908           -                 These comprise sureties provided on behalf of Is Tim
                                                                                (euro 537 million), Consorzio Csia (euro 85 million)
                                                                                and Stream (euro 72 million) as well as collateral
                                                                                on behalf of Is Tim (euro 110 million)
-----------------------------------------------------------------------------------------------------------------------------------
Purchases and sales commitments                 17            -                 They refer to commitments with Teleleasing under
                                                                                operating leases.
-----------------------------------------------------------------------------------------------------------------------------------
Investments in fixed assets and                 455           -                 These mainly consist of acquisitions of telephone
                                                                                intangibles million) and Siemens Informatica (euro
                                                                                19 million) exchanges from the Italtel group (euro
                                                                                406 million) and computer projects from Webegg (euro
                                                                                14 million) and Siemens Informatica (euro 19
                                                                                million)
-----------------------------------------------------------------------------------------------------------------------------------
Acquisition of investments                      -             58                50% of Webegg from Olivetti
-----------------------------------------------------------------------------------------------------------------------------------
Disposal of investments                         690           -                 25% of Mobilkom Austria, through the disposal of the
                                                                                Autel holding to Telekom Austria
-----------------------------------------------------------------------------------------------------------------------------------
Contribution and sale of business               219           -                 They refer to gains realized on the concentration of
                                                                                segments real estate assets in Tiglio I (euro 159
                                                                                million) and the contribution of the "asset
                                                                                management" business segment to Tiglio II (euro 60
                                                                                million) (1).
-----------------------------------------------------------------------------------------------------------------------------------

Related party transactions, excluding transactions among Group companies, also comprise those by the Telecom Italia Group with the Pirelli group and the Edizione Holding group in 2002 as follows:

                                                               --------------------------------------------------------------------
(millions of euro)                                                  2002
-----------------------------------------------------------------------------------------------------------------------------------

Sales and service revenues                                          26          These mainly refer to telephone services to Pirelli
                                                                                group (euro 8 million) and to Edizione Holding (euro
                                                                                16 million) and to information services to Pirelli
                                                                                group (euro 2 million).
-----------------------------------------------------------------------------------------------------------------------------------
Raw materials and outside services                                  23          These essentially refer to R & D expenditures and
                                                                                the supply of services in the IPR field to Pirelli
                                                                                group (euro 21 million) and to Edizione Holding
                                                                                group (euro 2 million).
-----------------------------------------------------------------------------------------------------------------------------------
Trade and other accounts receivable                                 3           These mainly refer to the above-mentioned telephone
                                                                                services to Pirelli group (euro 1.6 million) and to
                                                                                Edizione Holding group (euro 1.5 million).
-----------------------------------------------------------------------------------------------------------------------------------
Trade and other accounts payable                                    9           These mainly refer to the supply contracts connected
                                                                                with investment activities to Pirelli group (euro 8
                                                                                million) and to Edizione Holding group (euro 1
                                                                                million).
-----------------------------------------------------------------------------------------------------------------------------------
Investments in fixed assets and intangibles                         32          These mainly refer to purchases of
                                                                                telecommunications cables from Pirelli group.
-----------------------------------------------------------------------------------------------------------------------------------
Acquisition of investments and purchases commitments                21          Purchase of 25.3% stake in EPIClink by Telecom
                                                                                Italia S.p.A. from Pirelli S.p.A. (euro 18 million)
                                                                                purchase commitment for remaining 5% (euro 3
                                                                                million) (2)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    35          Purchase by TIM of Blu S.p.A. shares, stake from
                                                                                Edizione Holding S.p.A. e Autostrade S.p.A.. (2)
-----------------------------------------------------------------------------------------------------------------------------------
Acquisition of business segments                                    3           Purchase of a business segment by EPIClink S.p.A.
                                                                                from Pirelli Informatica
-----------------------------------------------------------------------------------------------------------------------------------
Disposal of business segments                                       15          Gain on the sale of non-facility business segments
                                                                                to Pirelli Real Estate (1)
-----------------------------------------------------------------------------------------------------------------------------------

Moreover, during the year 2002, TIM sold telephone cards for an equivalent amount of some euro 20 million to Autogrill (Edizione Holding Group) for subsequent resale to the public.

(1) The acquisition and sale transactions of equity investments is fully described in the section "Acquisitions and sales of equity investments" and in the section "Economic and financial performance - Telecom Italia Business Units/Operating Activities - Other activities".

(2) The transaction is extensively described in the section "Acquisitions and sales of equity investments".

ECONOMIC AND FINANCIAL PERFORMANCE - TELECOM ITALIA
BUSINESS UNITS/OPERATING ACTIVITIES

DOMESTIC WIRELINE

     o    Growth of profit margins
     o    Innovation of products and service and in the field of Customer Care
     o    Efficiency in costs and investments
     o    Development of fiber optic networks for operators
     o    Corporate reorganization for international services management

  [] THE BUSINESS UNIT

     The Domestic Wireline Business Unit operates on a national level as the consolidated market leader in wireline telephone and data services and call centers, for final (retail) customers and other (wholesale) operators. On an international level, Domestic Wireline develops fiber optic networks for wholesale customers, mainly in Europe and Latin America. During the year, strong competition in the market continued. It was more accentuated in the case of national traffic and was countered with new rate plans offered as part of the action to win back and retain customers.

  [] THE STRUCTURE BUSINESS UNIT

     The Business Unit is organized as follows:

--------------------------------    --------------------------------  -------------------------------
Telecom Italia DW                    National Subsidiaries             International Subsidiaries
--------------------------------    --------------------------------  -------------------------------
Wireline TLC services:               Atesia S.p.A.                     Latin American Nautilus Group
                                     Path.Net S.p.A.                   Mediterranean Nautilus Group
.. Traffic and Access                 Telecom Italia Sparkle Group (1)  Med-1 Group
.. Data Business                       - Telecom Italia Sparkle S.p.A.  Intelcom San Marino S.p.A.
.. National Wholesale                  - Pan European Backbone
.. International Wholesale (1)         - Telecom Italia of N.A.Inc.
.. Public Telephone Services           - Telemedia Int.Lux. Group
--------------------------------    --------------------------------  -------------------------------

     (1) "International Wholesale Services" became part ot Telecom Italia Sparkle on December 31, 2002

  [] MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

     In 2002, changes in the scope of consolidation were due to the transfer of Saritel S.p.A. to the Information Technology Group Operating Activity and the addition of the company Intelcom San Marino S.p.A. (previously part of the International Operations Operating Activity) following the reorganization of the international operations of the Telecom Italia Group. 2001 figures have been restated accordingly.

     On December 31, 2002, Telecom Italia's "International Wholesale Services" business was contributed to Telecom Italia Sparkle (ex TMI - Telemedia International Italia), to which the investments in the companies headed by Pan European Backbone and Telecom Italia of North America were also conferred at the same time. Telecom Italia Sparkle will have the task of developing the international services market aimed at "heavy users", these being wireline and mobile operators, ISPs (Internet Service Providers) and multinational companies. This initiative will enable Telecom Italia to step up its competitive position on the international market by focusing on high-value Data and Internet services with a high growth potential, operated on infrastructures owned by the Group in Italy and abroad.

  [] ECONOMIC AND FINANCIAL DATA

     The following table shows the key results in 2002 compared to those in 2001, restated for purposes of comparison.

-------------------------------------------------------------------------------
                                           2002       2001          Change
                                           (a)         (b)          (a - b)
-------------------------------------------------------------------------------
(millions of euro)                                              amount       %
-------------------------------------------------------------------------------
Sales and service revenues                17,022     17,168       (146)    (0.9)
Gross operating profit                     7,965      7,750        215      2.8
% of revenues                               46.8%      45.1%
Operating income                           4,700      4,361        339      7.8
% of revenues                               26.6%      25.4%
Investments:
.. industrial                               2,462      2,801       (339)   (12.1)
.. goodwill                                     -          -          -        -
Employees at year-end (number)            53,682     57,895     (4,213)    (7.3)
-------------------------------------------------------------------------------

Gross operating profit        For comments on the performance of operations
                              please refer to the section "Economic and
[GRAPHIC OMITTED]             financial review of Telecom Italia S.p.A.".

[2001 - 7,750
 2002 - 7,965]

Compared to the prior year, Sales and service revenues reported a reduction of 0.9% (-euro 146 million). This slight fall, which was considerably lower than that reported in 2001 (-1.4% compared to 2000), constitutes a very important result that was achieved thanks to an effective focus on the telephony market, the core market of the Business Unit, and to the notable growth of the broadband markets. Growth in the segment of innovative Data services and Web services was particularly significant. This compensated the decline recorded in traditional data and leased line services, which were affected by a regimented price regime, and the effect of migration towards innovative solutions.

In particular, the reduction in revenues can be mainly attributed to traffic (-euro 533 million) and other components reporting a decline (sales and other revenues), and was offset to a large extent by the increase in charges and fees (+euro 539 million).

In greater detail, the reduction in the average yield of traffic (-8.3%) was partially compensated by an increase in minutes (+2.4%), with greater stability of the market share and growth of 0.1% compared to 2001. The main phenomena which influenced these figures were as follows:

o the spread of commercial rate plans (mainly Teleconomy and Alice) offering rate discounts on traffic in order to build customer loyalty, with payment of subscription charges;

o the rate adjustments of July 1, 2001 and February 1, 2002 which reduced the prices of national and international communications and, at the same time, led to an increase in subscriber line charges for the network;

o    the competitive context;

o    the sharp growth of "carried" traffic on behalf of other operators.

There was a considerable increase in the gross operating profit compared to the prior year (+2.8%), which was amply confirmed by the operating income (+7.8%), as a result of steps taken to curb costs and improve the level of the efficiency of invested capital begun in 2001.

Investments fell by 12.1% compared to the prior year, as a result of a selective policy of investments designed to combine efficiency with technological development.

The number of employees fell by 4,213 due to cutbacks under Law 223/1991 (3,298), other resignations (2,040), new recruits (1,104) and an increase as a result of transfers of employees from other companies in the Group (21).

  [] INFORMATION ON OPERATIONS

     The following table shows the operating highlights in 2002, compared to those in 2001:

-------------------------------------------------------------------------------
Operating data                                 12.31.2002           12.31.2001
-------------------------------------------------------------------------------
Fixed network connections (in thousands)         27,142               27,353
  - of which ISDN                                 5,756                5,403
Annual increase in minutes of traffic on
the fixed network (%)                               2.4                 22.5
  o  national traffic                               1.8                 22.8
  o  international traffic                         17.9                 16.9
     - outgoing                                    13.0                 11.4
     - incoming                                    (0.1)                12.6
     - in transit                                  64.1                 39.3
-------------------------------------------------------------------------------

[]   Traffic and access

     During 2002, new commercial rate plans were launched for Residential and Business Phone services, including:

---------------------------------------------------------------------------------------------------------------------------
Residential telephone        Ricomincio da Te      Generalized plan combining minutes of free calls (local and long-
services                                           distance) included in the monthly basic telephone subscription charge
                             ----------------------------------------------------------------------------------------------
                             Teleconomy Forfait    Customized package offering free national calls (local and long-
                                                   distance calls) of unlimited duration for a fixed monthly cost
                             ----------------------------------------------------------------------------------------------
                             Teleconomy Zero       Customized package offering calls to anywhere in Italy (local and long-
                                                   distance calls) at a fixed cost per call (regardless of the duration of the call) with a monthly subscription charge
---------------------------------------------------------------------------------------------------------------------------
Business telephone           Ricomincio da Te      In the second half, the plan combining minutes of free calls with a
services                                           simultaneous adjustment of the monthly basic subscription charge was also introduced to the Business segment
                             ----------------------------------------------------------------------------------------------
                             Business and          Plan directed at companies with a high volume of traffic detailed into
                             Corporate Rate Plans  9 variable rate plans according to the customer's commitment for expenditure, with the expense subdivided into six installments
                             ----------------------------------------------------------------------------------------------
                             Teleconomy            Plan enabling customers to acquire a maximum number of minutes of
                             Professional Plan     national traffic included in the monthly subscription charge
                             ----------------------------------------------------------------------------------------------
                             Teleconomy Zero       Package offering calls to anywhere in Italy (local and long-distance
                             Business              calls) at a fixed cost per call (regardless of the duration of the call) with a monthly subscription charge
---------------------------------------------------------------------------------------------------------------------------

     With reference to Public Telephone Service installations, terminals using ISDN technology numbered 104,635 at year-end (+50% compared to year-end
     2001).

[]   Data business

     During 2002, the commercial range of data packages was expanded by the introduction of new plans in both the data transmission segment of corporate networks and Internet access, offered to Companies and Private Customers alike. These included:

-------------------------------------------------------------------------------
Data transmission          o  Development of new fiber optic solutions for both
                              point-to-point connections and IP services
                              services, with new rate plan profiles especially
                              for the small/medium size business segment
                           o  Extension of geographical coverage in broadband
                              with 600 new ADSL exchanges, and extension of the
                              ATM service to 80 POP with consequent repricing
                           o  Consolidation of the range of value-added
                              services offered through the launch of security
                              solutions for the small/medium-size business
                              segment and enhancement of the range of
                              outsourcing services
-------------------------------------------------------------------------------
Web services               o  Launch of the web-wizard rate plan for helping
                              users create websites on the Broadway platform
                           o  Launch of storage services which make a secure,
                              confidential space available to companies for
                              keeping and conserving sensitive documents in
                              Internet Data Centers
                           o  Enhancement of messaging services through
                              integration with SMS and Fax services and of
                              streaming services on Internet WebStudios with
                              the introduction of hi-tech production and
                              operation tools
                           o  Expansion of the IES rate plan with customized
                              e-learning environments for companies New
                              services for the Full Business Management plan
                              (Housing, Hosting and Colocation)
-------------------------------------------------------------------------------

[]   National wholesale

     In 2002, Telecom Italia expanded its activities in the national wholesale area as follows:

     - at year-end approximately 131,000 phone lines had been connected directly to the networks of other operators, through Local Loop Unbundling.
     - approximately 220,000 ADSL Wholesale lines were acquired by other operators and ISPs.
     - an increase of approximately 20% of traffic from traditional interconnection services compared to the prior year.
     -    an increase of approximately 8% of access lines compared to 2001.
     - construction of long-distance fiber optic networks for some leading mobile and wireline operators in 2002.

     From the commercial point of view, in 2002 the activities of the Wholesale market were expanded through the following products:

-------------------------------------------------------------------------------
Access to broadband        Wholesale ADSL: The plan, which was already
                           available the prior year, was enhanced through the addition of new features in terms of services and economic incentives. A new plan was introduced whereby the ADSL connection is invoiced based on consumption, according to the traffic involved.
                           Finally, promotional offers were introduced for activation fees and discounts on monthly subscription rates

                           Permanent Virtual Channel: new technological (SHDSL
                           technology) and commercial (flat-rate charges
                           applied to symmetrical connections) features have
                           also been introduced for this type of connection
-------------------------------------------------------------------------------
Dedicated carrier          Giganet: the service for carrying data on optic
services                   connections, already available at the speed of 2.5
                           Gbit/s, has been expanded with the introduction of
                           the speed of 10 Gbit/s
-------------------------------------------------------------------------------
Unbundling Local Loop      ULL Provisioning: A new plan has been created to
Services                   enable operators to obtain additional processing
                           capacity of ULL orders from Telecom Italia compared
                           to the standard capacity. In addition, significant
                           economic incentives were introduced on ULL and
                           Shared Access services
-------------------------------------------------------------------------------
Housing and hosting        There have been significant developments in the
                           offering to accommodate apparatus on Telecom Italia
                           premises. It has been extended to various types of
                           systems and includes the option of maintenance of
                           the apparatus concerned
-------------------------------------------------------------------------------
Internet interconnection   Decade 7: OLOs (Other Licensed Operator) and ISPs
traffic                    have initiated the large-scale introduction of the
                           new numbering system for access to Internet through the telephone network. This interconnection service makes it possible to use single numbers on a national scale to dial the access supplier, and also makes it possible to charge the final customer for the traffic in various ways

                           "Flat collection": This new offer has been
                           introduced whereby, in addition to the minute collection system already available, operators can acquire a certain "capacity" of traffic collection at various levels of the network, in blocks of 30 lines
-------------------------------------------------------------------------------

[]   International wholesale

     With regard to international wholesale services (which, as described above, were contributed to Telecom Italia Sparkle at the end of 2002 by Telecom Italia - Domestic Wireline), growth was steady both in Telephony services and in IP and Data transmission services:

     - With regard to wholesale volumes there was growth (+26.2% compared to the prior year) thanks to interconnection with new international carriers, to greater collection by Italian OLOs on the domestic market and the competitiveness of the Telecom Italia offering in the transit segment.
     - In the area of IP and data transmission, there was an increase in the sales of innovative international connectivity services, (+6.7% compared to 2001), in line with the growth trend of the market.

[]   National network

     The national network in statistics at December 31, 2002 is as follows.

     ----------------------------------------------------------------------------------------
     Exchange areas                           about 10,400
     Switching areas                          615, served by 628 Line Stages (LS)
     Gateway areas                            33, served by 66 Transit Group Stages (TGS)
     Copper access network                    104.3 millions of kilometers-pair
     Fiber optic access network               417,000 kilometers-line
     Fiber optic carrier network              3.18 million of kilometers-line
     Direct dialing circuits                  3.6 million
     Network for direct digital circuits      511,600 access points with speed up to 2 Mbit/s
     Frame Relay accesses                     about 71,500 gates at 2 Mbit/s
     PoP main data networks                   32
     ----------------------------------------------------------------------------------------

As far as the national network is concerned, during 2002, infrastructures and operation systems were improved, in particular, by the development of the infrastructure supporting broadband services. The following activities are worthy of note:

-------------------------------------------------------------------------------
National Backbone          The migration of long-distance phone traffic from a
                           backbone based on circuit technologies to the
                           innovative one based on IP technologies began. In
                           2002, work began to integrate the voice and data
                           network platforms with the migration of voice
                           traffic to the Rome-Milan route on the innovative IP
                           network; the project is scheduled for completion in
                           2004
-------------------------------------------------------------------------------
ADSL                       In 2002, the ADSL network was extended to increase
                           the coverage of the ADSL service to more than 74% of
                           Internet users in 1,300 towns with 2,120 exchanges
-------------------------------------------------------------------------------
SHDSL                      New technology is making it possible to supply
                           services at up to 2 Mbit/s by using a single
                           two-pair copper cable
-------------------------------------------------------------------------------
Gigabit Ethernet           Work continued to create a network to support the
                           marketing of services based on Gigabit Ethernet
                           technology (Ethernity and Hyperway MPLS services)
-------------------------------------------------------------------------------
W-LAN                      The broadband wireless LAN service for private users
                           was introduced
-------------------------------------------------------------------------------
Open Multimedia            The Open Multimedia Platform (Content Delivery
Platform                   Network) was introduced, making it possible to
                           accelerate the distribution time of Web content by
                           repetition on the network server
-------------------------------------------------------------------------------
Carrier network            17 more SDH rings were realized for the network
                           infrastructure called Arianna involving links
                           between the regional networks and the national
                           transmission backbone. The national 96-fiber T- bone
                           fiber optic cable infrastructure using new
                           technology linking the largest Italian cities has
                           been completed along the main line of Turin-Venice
                           and Milan-Palermo via Genoa-Florence-Rome- Naples,
                           and via Bologna-Ancona-Bari. 32-fiber optic
                           wavelength division multiplexer systems (DWDM) have
                           been introduced at the speed of 40 times 10 Gbit/s
-------------------------------------------------------------------------------
Organization of            Within the framework of striving to improve the
operating activities       efficiency and quality of service, the Single Work
                           Center (CLU) project has been completed for the
                           integration of work centers (which are no longer
                           specialized according to the type of activity) and
                           the reduction of the number of centers from 331 to
                           148. The Work Force Management (WFM) and Trouble
                           Ticket Management (TTM) platform has now been spread
                           to all the work centers. The organization of network
                           platform supervision and control has been
                           centralized and the number of national centers has
                           been reduced from 11 to 5. The delivery and
                           assurance processes were re-engineered and optimized
-------------------------------------------------------------------------------
Value-added voice          With regard to VAS voice services, implemented
services                   through the Intelligent Network, numerous new
                           services were created, particularly in the field of
                           Public Telephone Services, games and Customer
                           Operation
-------------------------------------------------------------------------------

[]   International network

     The international network in statistics at December 31, 2002 is as follows.

     ------------------------------------------------------------------------------------------
     Network operator directly connected             237
     - Countries connected by direct dialing         220 (more than 9 satellite destinations)
     - Countries connected by ISDN                   53
     Switching exchanges                             9 (5 in Milan, 3 in Rome and 1 in Palermo)
     Extent of European backbone                     36,600 kilometers-line
     Bands                                           2 rings of 60,000 Mbit/s
     ------------------------------------------------------------------------------------------

As far as the international network is concerned, services continued to be activated on the new infrastructures and operating systems developed in 2001. These were carried out in geographical areas with a strong growth in demand for capacity and of strategic importance, thanks partly to interconnection with MED and LAN networks.

At the end of 2002, integrated voice/data POPs in Europe and the U.S.A. were nine, in Amsterdam, Brussels, Frankfurt, London, Milan, Paris, Vienna, Zurich and Newark. The submarine cable network is now approximately 360,000 km long. Highlights during the year include:

-------------------------------------------------------------------------------
Pan-European               Activation of the pan-European regional network,
Backbone                   which connects nine countries (Austria, Belgium,
                           France, Germany, Italy, Holland, Spain, Switzerland
                           and Great Britain) with high-speed optical fibers
                           and a ring structure which will guarantee the
                           self-protection of traffic should a fault occur on
                           any given section. Activation of cross-border
                           services for wholesale customers such as Managed
                           Bandwidth (transmission capacity services), IP
                           connectivity (international IP connectivity
                           services), international phone services (transport
                           and delivery of international phone traffic, also
                           using ATM technology) and GRX (GPRS Roaming eXchange
                           for IP interconnection between GPRS mobile
                           operators) which are now fully operational.
-------------------------------------------------------------------------------
LAN (Latin American        Activation of the final configuration of the LAN
Nautilus)                  ring network, which connects eight junctions in
                           Latin America, including Rio de Janeiro, Sao Paulo,
                           Buenos Aires and Santiago, to the American junctions
                           in Miami and New York.
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
MED (Mediterranean         Work continued on the "Mediterranean Nautilus"
Nautilus)                  project, the submarine optical fiber ring network
                           which will connect Italy, Greece, Turkey and Israel,
                           with the completion (in the configuration which
                           ensures self-protection of the traffic) of the ring
                           which connects the points of Catania (Sicily),
                           Chania (Crete), Haifa (Israel) and Tel Aviv
                           (Israel).
-------------------------------------------------------------------------------
TINA (Telecom Italia       Within the framework of the international development
of North America)          of the Telecom Italia network, POPs were installed
                           in Newark (NJ) and Miami, making it possible to
                           expand and extend the commercial range of services
                           currently active on the Pan-European PEB network (IP
                           connectivity, wholesale phone services and Managed
                           bandwidth) to North America and, through Miami, also
                           to those of South America (LAN). Furthermore, work
                           began to augment capacity on the trans-Atlantic
                           route (EU- USA).
-------------------------------------------------------------------------------

[]   Events subsequent to December 31, 2002

     Events already described in the section "Subsequent events" are listed below:

     o New broadband network infrastructure: in February 2003, Telecom Italia announced the start of an important project to create a new broadband network infrastructure able to distribute hi-tech multimedia services. This initiative will make it possible to adapt telephone exchanges to new technologies through the gradual replacement of current connection systems with apparatus of the new generation.

          The construction of this project was awarded by Telecom Italia to Marconi which won the bid worth more than euro 80 million under a two-year agreement, in keeping with the wide- ranging investment plan that Telecom Italia has set up for developing broadband technologies. Marconi will build the new network infrastructure together with Italtel which will supply its switching technologies and professional services. Thanks in particular to its Access Hub technology, Marconi will make it possible to distribute many services to the clientele, including xDSL, conventional and ISDN telephone services that are able to interact both with conventional exchanges and with new-generation systems based on IP protocols.

     o Approval of the 2002 interconnection price list by the National Regulatory Agency

          On February 27, 2003, the Infrastructures and Networks Commission of the National Regulatory Agency approved the interconnection price list for 2002, currently being announced, which Telecom Italia must apply to competing operators for the use of its network with regard to Interconnection Services for traffic, Billing Services with the risk of non-payment by Telecom Italia subscribers for access to non-geographical numbers and Unbundling Local Loop Access Services. The economic effects are included in the 2002 financial statements.

[]   MAJOR SUBSIDIARIES

     Atesia S.p.A.
     Held by: Telecom Italia 100.0%

     The company operates in the sector of telemarketing and market research.

     The table shows the key economic highlights:

-------------------------------------------------------------------------------
(millions of euro)                             2002      2001     Change (%)
-------------------------------------------------------------------------------
Sales and service revenues                       98        83          18.1
Gross operating profit                           38        40          (5.0)
Operating income                                 32        36         (11.1)
-------------------------------------------------------------------------------

Activities during 2002:

     - creation and operation of the first CRM platform and opening of two new Call Centers (about 700 operating stations) to manage the growth of Telecom Italia's business

Path.Net S.p.A.
Held by: Telecom Italia 99.99%, IT Telecom 0.01%

The company is responsible for the development and management of the single Public Administration (R.U.P.A.) network.

The table shows the key economic highlights:

-------------------------------------------------------------------------------
(millions of euro)                             2002      2001     Change (%)
-------------------------------------------------------------------------------
Sales and service revenues                       93        79          17.7
Gross operating profit                            5         3          66.7
Operating income                                  4         1             o
-------------------------------------------------------------------------------

Activities during 2002:

     -    growth of access and transmission band services compared to 2001
     - stipulation of eight important new contracts with the Public Administration (at year-end there were 64 active contracts)

TMI group - Telemedia International Italia (Telecom Italia Sparkle as from December 31, 2002)
Held by: Telecom Italia 100.0%

During 2002, the group was reorganized as a result of the contribution of the "International Wholesale Services" business segment of Telecom Italia - Domestic Wireline. It also changed its name to Telecom Italia Sparkle.

The table shows the key economic highlights, which refer exclusively to the former TMI - Telemedia International Italia group, since the contribution of the business segment took place on December 31, 2002:

-------------------------------------------------------------------------------
(millions of euro)                             2002      2001     Change (%)
-------------------------------------------------------------------------------
Sales and service revenues                       19        91         (79.1)
Gross operating loss                            (30)      (53)         43.4
Operating loss                                  (43)     (126)         65.9
-------------------------------------------------------------------------------

Activities during 2002:

     - With reference to the reorganization described above, the economic and financial data for 2002 are not significant

Latin American Nautilus Group
Held by: Telecom Italia 70.0%, Entel Bolivia 10.0%, Entel Chile 10.0%. Tel. Arg. 10.0%

The group ensures the transport of traffic and the supply of transmission capacity for wholesale customers in Latin America.

The table shows the key economic highlights:

-------------------------------------------------------------------------------------------------
                                      2002           2001         2002         2001
                                   millions of   (millions of   (millions   (millions   Change in
                                      euro)          euro)       of US$)      of US$)    US$ (%)
-------------------------------------------------------------------------------------------------
Sales and service revenues            29               3           28             3           o
Gross operating profit (loss)         11             (26)          11           (24)          o
Operating loss                        (6)            (27)          (6)          (24)       75.0
-------------------------------------------------------------------------------------------------

Activities during 2002:

     - The group network has been fully operational since the first quarter of 2002. Activities during the year focused on extending the customer base and developing new products and services

Mediterranean Nautilus Group
Held by: Telecom Italia 62.51%, Telecom Italia International 7.49%

The group ensures the transport of traffic and the supply of transmission capacity for wholesale customers in the Eastern Mediterranean.

The table shows the key economic highlights:

-------------------------------------------------------------------------------------------------
                                      2002           2001         2002         2001
                                   millions of   (millions of   (millions   (millions   Change in
                                      euro)          euro)       of US$)      of US$)    US$ (%)
-------------------------------------------------------------------------------------------------
Sales and service revenues            64               54           61          48          27.1
Gross operating profit                26               20           24          18          33.3
Operating income (loss)               56              (20)          53         (17)            o
-------------------------------------------------------------------------------------------------

Med-1 Group
Held by: Telecom Italia 23.17%, Telecom Italia International 27.83%

The group is responsible for installing land-based and submarine networks in the area of the Middle East.

The table shows the key economic highlights:

-----------------------------------------------------------------------------------------------------
                                      2002           2001         2002         2001
                                   millions of   (millions of   (millions   (millions   Change in
                                      euro)          euro)       of US$)      of US$)    US$ (%)
-----------------------------------------------------------------------------------------------------
Sales and service revenues            20               13           19          12          58.3
Gross operating profit                12                2           12           1             o
Operating income (loss)                4               (5)           4          (5)            o
-----------------------------------------------------------------------------------------------------

Activities during 2002:

     - management of the laying of the Lev-1 (Israel-Cyprus-Italy) fiber optic submarine network and integration of the land network

Pan European Backbone
Held by: Telecom Italia Sparkle 100.00%

This is a group of companies responsible for the transport of traffic and the supply of transmission capacity for wholesale customers in Europe.

The table shows the key economic highlights:

-------------------------------------------------------------------------------
(millions of euro)                       2002    2001    Change (%)
-------------------------------------------------------------------------------
Sales and service revenues                 27      19       42.1
Gross operating profit                     18      13       38.5
Operating income                            6       7      (14.3)
-------------------------------------------------------------------------------

Activities during 2002:

     - completion of the Vienna junction and consolidation of commercial activities with the aim of supplying wholesale customers with Managed Bandwidth services (transmission capacity services), IP Connectivity, international phone services and GRX (GPRS Roaming eXchange)

Intelcom San Marino S.p.A.
Held by: Telecom Italia International 70.00%

The company operates under a concession for international telephone services in the Republic of San Marino. In addition, it offers value-added services connected with the sale of international connections, as well as data-transmission, hosting and housing and Internet-access services.

The table shows the key economic highlights:

-------------------------------------------------------------------------------
(millions of euro)                                   2002    2001    Change (%)
-------------------------------------------------------------------------------
Sales and service revenues                             25      41        (39.0)
Gross operating profit (loss)                          (1)      2            o
Operating income (loss)                               (11)      1            o
Volume of traffic handled (millions of minutes)       166     304        (45.4)
Internet customers at year-end (thousands)            5.3     4.6         15.2
-------------------------------------------------------------------------------

Activities during the 2002:

     - The company is currently working out an organizational restructuring plan and a commercial repositioning plan

MOBILE

     o    Growth of revenues and improvement in profitability margins
     o    Confirmation of leadership on the domestic market
     o    Launch of GSM service in Brazil
     o    Completion of non-core asset divestiture program
     o    Completion of integration of the former company Blu S.p.A.

  [] THE BUSINESS UNIT

     The Mobile Services Business Unit (TIM group) operates in the sector of national and international mobile telecommunications. Its international presence is concentrated in Latin America and in the Mediterranean Basin.

     During 2002, the spread of wireless telephone services throughout the world continued at a steady pace. The number of customers exceeded the billion mark, with penetration of the population at close to 20%. In this scenario, Italy is a market that can now be considered saturated (with a penetration rate of more than 90%) whereas Latin America, with approximately 100 million customers and a level of penetration of approximately 20%, is a market with enormous potential (growth in 2002 was higher than 20%).

  [] THE STRUCTURE OF THE BUSINESS UNIT

     The Business Unit is organized as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                           Mobile
==================================================================================================================================
   National Subsidiaries                         International Subsidiaries                              Affiliated companies
---------------------------  -----------------------------------------------------------------------  ----------------------------
TIM - Telecom Italia Mobile   Mobile South America                        Other Subsidiaries           IS TIM T.H.A.S.
S.p.A                        -----------------------------------------------------------------------   (Turkey)
                                                    TIM International N.V.
                             -----------------------------------------------------------------------
                              . TIM Brasil Group                      Stet Hellas Telecommunications
                                . Bitel Participacoes S.A. (Brazil)   S.A. (Greece)
                                . Tele Nordeste Celular Group
                                  Participacoes (Brazil)
                                . Tele Celular Sul Group
                                  Participacoes (Brazil)
                                . Maxitel S.A. (Brazil)
                                . TIM Celular S.A .Brazil)
                                . TIMNet.com S.A. (Brazil)

                              . TIM Peru S.A.C.
                              . Corporacion Digitel C.A.
                                (Venezuela)
----------------------------------------------------------------------------------------------------------------------------------

[]   MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

     The year 2002 was marked by:

          o the sale of BDT (Bouygues Decaux Telecom, a 19.61%-owned affiliate, the group holding company of the French operator Bouygues Telecom), for proceeds of euro 750 million and a gain of euro 484 million;

          o the sale of Autel (a 100%-owned subsidiary which holds a 25% stake in the Mobilkom Austria group) to Telekom Austria, for proceeds of euro 756 million and a gain of euro 163 million;

          o the sale of Auna, for proceeds of euro 240 million and a gain of euro 198 million;

          o the purchase of 17.45% of the ordinary share capital of Stet Hellas for euro 108 million, bringing the stake held by TIM International to 81.40%;

          o the purchase of 10% of the ordinary share capital of Digitel for euro 32 million, bringing the stake held by TIM International to 66.56%;

          o the purchase of 100% of the share capital of Blu, later absorbed by TIM S.p.A.

     These transactions had no significant effect on the scope of consolidation in that the companies sold had been valued using the equity method, whereas the acquisition of Blu, consolidated in the Mobile Business Unit for the fourth quarter of 2002 only, had no meaningful impact on the results of operations or on the financial condition.

[]   ECONOMIC AND FINANCIAL DATA

     The following table shows the key results in the 2002, compared to those in 2001.

-------------------------------------------------------------------------------
                                         2002       2001           Change
                                          (a)        (b)           (a - b)
                                                               ----------------
(millions of euro)                                              amount     %
-------------------------------------------------------------------------------
Sales and service revenues              10,867     10,250         617      6.0
Gross operating profit                   5,039      4,760         279      5.9
% on Revenues                             46.4%      46.4%
Operating income                         3,358      3,136         222      7.1
% on Revenues                             30.9%      30.6%
Investments:
.. industrial                             1,715      3,151      (1,436)   (45.6)
.. goodwill                                 196         31         165        o
Employees at year-end (number)          18,702     16,721       1,981     11.8
-------------------------------------------------------------------------------

Gross operating profit        In 2002, sales and service revenues amounted to
                              euro 10,867 million, an increase of euro 617
[GRAPHIC OMITTED]             million (+6% compared to 2001) despite the effects
                              deriving from the weakness of the Brazilian and
[2001 - 4,760                 Venezuelan currencies. Excluding the effect of the
 2002 - 5,039]                changes in the exchange rates, the increase in
                              revenues would be +11.9% compared to the prior year.

The growth in revenues can mainly be attributed to Italy (+6.7%).

In addition, the TIM Brasil group reported revenues of euro 39 million generated by the GSM service launched in the fourth quarter of 2002.

In 2002, the gross operating profit was euro 5,039 million, with an increase of euro 279 million (+5.9% compared to 2001). As a percentage of revenues, the gross operating profit was 46.4% (46.4% in 2001). Excluding the effect of the changes in the exchange rates, the growth of the gross operating profit would be +8.6% compared to the prior year, and can mainly be attributed to the positive performance reported by TIM S.p.A. (+euro 304 million), Stet Hellas (+euro 67 million) and to the improvement in the results, albeit still negative, of TIM Peru (+euro 26 million).

Operating income in 2002 was euro 3,358 million, an increase of euro 222 million (+7.1% compared to 2001) and, as a percentage of revenues was 30.9% (30.6% in 2001). The increase in the operating income can mainly be attributed to the positive results of TIM S.p.A. (+euro 213 million) and Stet Hellas (+euro 42 million) which compensates for the deterioration in the operating income of the TIM Brasil group (euro 45 million) due to expenses incurred for start-up operations. Since the financial statements of TIM S.p.A. include the economic and financial results for the whole of 2002 of the former company Blu S.p.A., for the purposes of consolidation the economic and equity situation of TIM S.p.A. has been adjusted to eliminate the effects of the merger with Blu as regards pre-acquisition transactions. Furthermore, the economic and equity situation of TIM S.p.A. has been adjusted to account for tax interference mainly for the amortization taken on the UMTS licenses.

Industrial investments in 2002 amounted to a total of euro 1,715 million, with a decrease compared to 2001 of euro 1,436 million, relating to the considerable investments made in 2001 for the acquisition of telecommunications licenses and for the start-up and development of foreign subsidiaries and affiliates.

At December 31, 2002, employees numbered 18,702 with an increase of 1,981 compared to December 31, 2001 due both to the acquisition of Blu S.p.A. and the increase in the number of employees of the South American companies connected, amongst other things, with the launch of the GSM service in Brazil.

For a description of operations, please refer to the comment on the parent company TIM and the individual consolidated companies.

[]   ECONOMIC AND FINANCIAL DATA FOR MOBILE OPERATIONS IN SOUTH AMERICA

     The following table shows the key economic and financial highlights of the Mobile BU operations in Latin America, coordinated by Latin America Operations (LAO).

-------------------------------------------------------------------------------
                                    2002        2001            Change
                                    (a)         (b)             (a - b)
                                                          ---------------------
(millions of euro)                                           amount       %
-------------------------------------------------------------------------------
Sales and service revenues         1,298       1,403         (105)      (7.5)
Gross operating profit               274         355          (81)     (22.8)
% on Revenues                       21.1        25.3
Operating loss                       (98)        (72)         (26)     (36.1)
% on Revenues                          o           o
Investment:
.. industrial                         541       1,662       (1,121)     (67.4)
.. goodwill
Employees at year-end (number)     7,050       5,678        1,372       24.2
-------------------------------------------------------------------------------



Gross operating profit    In 2002, the operations of the Mobile Business Unit in
                          Latin America generated revenues of euro 1,298
[GRAPHIC OMITTED]         million, with a decrease of 7.5% compared to 2001, and
                          can mainly be attributed to the effect of changes in
[2001 - 355               the exchange rates resulting from the weakening of the
2002  - 274]              Brazilian and Venezuelan currencies.

Gross operating profit for 2002 amounted to euro 274 million, with a decrease of 22.8% compared to 2001. This was due mainly to expenses incurred for start-up activities.

Operating income for 2002 was a loss of euro 98 million.

In 2002, industrial investments amounted to euro 541 million, with a decrease compared to 2001 of euro 1,121 million. The decrease can be correlated to the aforementioned investments made in 2001 to acquire PCS telecommunications licenses in Brazil and the start-up and development of foreign subsidiaries. In particular, on October 18, following the concession of authorization from Anatel, the Brazilian Regulatory body for telecommunications, the TIM group launched a commercial plan for the GSM mobile telephone service throughout the Brazilian territory.

At December 31, 2002, employees numbered 7,050, an increase of 1,372 compared to December 31, 2001 which can mainly be attributed to the increase of employees associated with the above-mentioned launch of the GSM service in Brazil.

[]   TELECOM ITALIA MOBILE S.p.A. (PARENT COMPANY)

Held by: Telecom Italia 54.82%, TI Finance 0.17%

The following table shows the key economic highlights. Since the 2002 economic results of TIM S.p.A. also include those of the merged company Blu, for purposes of comparison with the figures of the prior year, the results are also shown net of Blu.

--------------------------------------------------------------------------------------------------------------
                                         2002            2002         2002           2001        Change (%)
                                         TIM              BLU       TIM POST-        TIM
                                      EXCLUDING                    MERGER (*)
                                         BLU              (b)         (a+b)          (c)           (a-c)
(millions of euro)                       (a)
--------------------------------------------------------------------------------------------------------------
Sales and service revenues               8,915            213         9,022          8,357         6.7
--------------------------------------------------------------------------------------------------------------
Gross operating profit (loss)            4,529           (125)        4,404          4,225         7.2
--------------------------------------------------------------------------------------------------------------
Operating income (loss)                  3,323           (170)        3,153          3,231         2.8
--------------------------------------------------------------------------------------------------------------
(*) The figures are net of any intercompany eliminations.

The comments on the key economic and financial results refer to data excluding the effects of Blu's operations.

The increase in sales and service revenues stems from higher service revenues, the VAS component of which increased by more than 41% to euro 752 million, thanks to the growth of SMS (+32.6%) and the increase in traffic to euro 6,845 million (+3.5%) especially as a result of the growth of Internet traffic.

Revenues from prepaid cards showed an increase of 19.3%.

Revenues from sales of phones, spurred on by the launch of MMS services, led to overall growth of approximately 9%.

Gross operating profit increased more than revenues, as a result of efforts to curb expenses, achieved also thanks to the considerable efforts made to improve efficiency in operating and administrative expenses.

Operating income rose by 2.8% and was affected by higher amortization and depreciation charges for the year which included:

     o the amortization of the UMTS license, recorded beginning from the month of January for purposes of tax deductibility. The charge was some euro 121 million, gross of the tax effect of some euro 49 million;

     o higher depreciation of fixed assets following the review of the estimates for the useful lives of the assets. Such higher depreciation, compared to the depreciation charge that would have been recorded if the previous estimated useful lives had been used, amounted to about euro 53 million.

Activities during 2002:

The following table shows the key operating highlights for 2002, compared to 2001, and the main activities carried out by each sector:

-------------------------------------------------------------------------------
TIM - operating highlights                        12.31.2002       12.31.2001
(excluding BLU)
-------------------------------------------------------------------------------
TIM lines in Italy (thousands)                      25,302            23,946
-------------------------------------------------------------------------------
Mobile traffic (millions of minutes)                36,432            33,784
-------------------------------------------------------------------------------
GSM penetration in Italy (% of population)            99.8              99.7
-------------------------------------------------------------------------------
E-TACS penetration in Italy (% of population)         98.0              98.0
-------------------------------------------------------------------------------

In 2002, TIM continued to develop innovative services with the aim of building customer loyalty and giving users greater incentives for using mobile phones. The most important initiatives are discussed below:

- TIM was the first mobile operator in Europe to launch the new MMS (Multimedia Messaging Service), the multimedia evolution of SMS, making it possible to send and receive, directly from and on cell phones or on PCs, messages composed by photos, images, sound and texts.

-    Presentation of the Extended memory SIM Card (64K/byte).

- Launch of the exclusive "4888 Pay For Me" service, which enables customers to charge the cost of a call to the receiver of the call (TIM cell phones and all Telecom Italia fixed phones).

[]   MAJOR SUBSIDIARIES

[]   EUROPE

     Stet Hellas Telecommunications S.A.
     Held by: TIM International N.V. 81.40%, TI Finance  0.13%
     The company operates the GSM service in Greece.
     The table shows the main economic and operating data:

-------------------------------------------------------------------------------
                                              2002      2001     Change (%)
(millions of euro)
-------------------------------------------------------------------------------
Sales and service revenues                     689       523        31.7
-------------------------------------------------------------------------------
Gross operating profit                         255       188        35.6
-------------------------------------------------------------------------------
Operating income                               131        89        47.2
-------------------------------------------------------------------------------
Number of lines at year-end (thousands)      2,514     2,135        17.8
-------------------------------------------------------------------------------
Market share                                    27%       27%
-------------------------------------------------------------------------------

The results achieved in 2002 confirm the positive market performance of Stet Hellas. Revenues increased by 31.7% compared to the prior year, mainly as a result of the increase in outgoing traffic and VAS services. The gross operating margin rose by 35.6% as a result of market growth, with an increase in industrial costs that was lower than the increase in revenues. The operating income was euro 131 million, an increase of 47.2%.

Activities during 2002:

     - Launch of the TELEST E-bill, a service offered to subscribers through Internet

     - Development of TELESTET Centers, which helped to encourage the growth of the distribution network

     -    Launch of the new "B Best Web SMS" service for business clientele

     - Experiments with the UMTS infrastructure, currently at the testing stage

[]   LATIN AMERICA

     As previously pointed out, the activities of the Mobile BU in Latin America are coordinated by Latin America Operations.

     Tele Nordeste Celular Participacoes Group
     Held by: Bitel Participacoes S.A. 21.18%

     The group operates mobile network services in the northeast of Brazil using TDMA technology.

     The table shows the main economic and operating data:

                                 -------------------------------------------------------------------------------------------
                                     2002              2001             2002               2001               Change in
                                 (millions of       (millions of     (millions         (millions of             reais
                                     euro)             euro)          of reais)           reais)                 (%)
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Sales and service revenues               355               416            984                  876                12.3
----------------------------------------------------------------------------------------------------------------------------
Gross operating profit                   189               198            523                  416                25.7
----------------------------------------------------------------------------------------------------------------------------
Operating income                          98               102            271                  215                26.0
----------------------------------------------------------------------------------------------------------------------------
Number of lines at year-end                                             1,926                1,758                 9.6
(thousands)
----------------------------------------------------------------------------------------------------------------------------
Market share                                                               59%                 65%
----------------------------------------------------------------------------------------------------------------------------

The economic results achieved in 2002 reflect a general increase compared to 2001. Revenues increased by 12.3% thanks to the expansion of telephone traffic and growth in interconnection rates which were updated by Anatel in February. The gross operating profit increased by 25.7% compared to the prior year as a result of an improvement in cost control policies. The operating income rose by 26% compared to 2001.

Activities during 2002:

     - Strategy aimed at pursuing profitability and focused on the corporate segment

     -    Launch of programs to encourage customer loyalty and retention

     - Rationalization in the operation of points of sale and with the aim of pursuing a continuous reduction of costs

     - Control of investments, while pursuing the objective of maintaining an optimum level of efficiency of service

Tele Celular Sul Participacoes Group

Held by: Bitel Participacoes S.A. 20.68%

The group operates mobile network services in the south of Brazil using TDMA technology.

The table shows the main economic and operating data:

                                          ------------------------------------------------------------------------------------
                                              2002              2001           2002               2001           Change in
                                           (millions         (millions      (millions          (millions           reais
                                            of euro)          of euro)       of reais)          of reais)           (%)
------------------------------------------------------------------------------------------------------------------------------
Sales and service revenues                     364               423            1,010                889              13.6
------------------------------------------------------------------------------------------------------------------------------
Gross operating profit                         152               179              422                376              12.2
------------------------------------------------------------------------------------------------------------------------------
Operating income                                69                88              192                185               3.8
------------------------------------------------------------------------------------------------------------------------------
Number of lines at year-end (thousands)                                         1,724              1,604               7.5
------------------------------------------------------------------------------------------------------------------------------
Market share                                                                       61%                65%
------------------------------------------------------------------------------------------------------------------------------

Positive results were reported in 2002. As in the case of Tele Nordeste Celular, revenues increased compared to 2001 (+13.6%) thanks to higher interconnection rates and greater telephone traffic. Cost control policies led to an increase in the gross operating profit of 12.2% and an improvement in the operating income of 3.8%.

Activities during 2002:

     -    Implementation of strategies focused on the clientele

     - Repositioning of the commercial product range for the business segment

     -    Growth of revenues from SMS and from value-added services

     -    Development of diversified sales channels

Maxitel S.A.

Held by: TIM International N.V. 58.70%, Bitel Participacoes S.A. 37.97%, TIM Brasil S.A. 3.33%

The group handles mobile telephone services in Brazil in the areas of Bahia Sergipe and Minas Gerais using TDMA technology.

The table shows the main economic and operating data:

                                        -----------------------------------------------------------------------------------------
                                            2002                2001            2002                2001             Change in
                                        (millions of         (millions of    (millions           (millions             reais
                                            euro)               euro)         of reais)           of reais)             (%)
---------------------------------------------------------------------------------------------------------------------------------
Sales and service revenues                     273                 277             755                 582                29.7
---------------------------------------------------------------------------------------------------------------------------------
Gross operating profit                         106                  86             293                 181                61.9
---------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                         27                 (21)             74                 (44)                  o
---------------------------------------------------------------------------------------------------------------------------------
Number of lines at year-end (thousands)                                          1,392               1,196                16.4
---------------------------------------------------------------------------------------------------------------------------------
Market share                                                                        30%                 33%
---------------------------------------------------------------------------------------------------------------------------------

During 2002, Maxitel reported an increase in revenues of 29.7% compared to 2001, attributed to a significant increase in telephone traffic and to the review of interconnection rates. The increase in revenues, together with a more careful control of costs, led to growth in the gross operating profit of 61.9% and to a positive operating income.

Activities during the year:

     - Special offers for subscriber customers to encourage migration to new rate plans

     - Commercial strategies focused on customer acquisition and retention of high-profile customers

     -    Expansion of the range of value-added services

Tim Celular S.A.

Held by: TIM Brasil S.A. 100.00%

The company operates mobile network services using GSM technology in the north of Brazil and in the states of Sao Paulo, Rio de Janeiro and Espirito Santo.

Within the framework of the corporate reorganization process, Portale Rio Norte and TIM Celular Centro Sul were merged by absorption in Portale Sao Paulo, which subsequently changed its name to Tim Celular.

The table shows the main economic and operating data:

                                 -----------------------------------------------------------------------
                                    2002            2001          2002           2001           Change
                                 (millions        (millions     (millions       (millions      in reais
                                  of euro)         of euro)      of reais)      of reais)         (%)
--------------------------------------------------------------------------------------------------------
Sales and service revenues             39                0            108             0              -
--------------------------------------------------------------------------------------------------------
Gross operating loss                 (170)             (16)          (472)          (33)             o
--------------------------------------------------------------------------------------------------------
Operating loss                       (188)             (16)          (521)          (34)             o
--------------------------------------------------------------------------------------------------------
Number of lines at year-end
(thousands)                                                           293             0              -
--------------------------------------------------------------------------------------------------------

Revenues in 2002 were generated by the launch of the GSM service in the fourth quarter of 2002. The company reported a gross operating loss and an operating loss because of start-up expenses.

Activities in 2002:

     -    Implementation of the roll-out of the network and IT systems

     -    Organization of the sales force and the distribution channel

     - Strategy focused on innovative features of the GSM service and the SIM card

     -    Activation of call center services

TIM Peru S.A.C.

Held by: TIM International N.V. 100.00%

The company operates mobile telephone services in Peru.

The table shows the main economic and operating data:

                                      -----------------------------------------------------------------------------------
                                                                         2002             2001
                                          2002           2001       (millions of      (millions of           Change in
                                       (millions      (millions         nuevo            nuevo              nuevo soles
                                        of euro)       of euro)         soles)           soles)                 (%)
-------------------------------------------------------------------------------------------------------------------------
Sales and service revenues                   93             34             308               105                 193.3
-------------------------------------------------------------------------------------------------------------------------
Gross operating loss                        (29)           (55)            (95)             (173)                 45.1
-------------------------------------------------------------------------------------------------------------------------
Operating loss                              (61)           (76)           (201)             (238)                 15.5
-------------------------------------------------------------------------------------------------------------------------
Number of lines at year-end
(thousands)                                                                395               173                 128.3
-------------------------------------------------------------------------------------------------------------------------
Market share                                                                17%               10%
-------------------------------------------------------------------------------------------------------------------------


In 2002, revenues increased by approximately 193% compared to the prior year, particularly as a result of the intensification of telephone traffic generated by the increase in the customer base. The gross operating result improved by 45.1% compared to 2001 thanks to higher revenues and more careful cost control. Despite the fact that the company again reported an operating loss, it improved considerably compared to the prior year.

Activities during 2002:

     - Launch of new products and services, with the aim of developing voice and data traffic

     -    Expansion of the distribution chain and phone recharging points

Corporacion Digitel C.A.

Held by: TIM International N.V. 66.56%

The company operates mobile telephone services in Venezuela.

The table shows the main economic and operating data:

                                            ------------------------------------------------------------------------------------
                                                2002              2001            2002               2001            Change in
                                             (millions         (millions       (millions of      (millions of        bolivares
                                              of euro)          of euro)        bolivares)         bolivares)           (%)
--------------------------------------------------------------------------------------------------------------------------------
Sales and service revenues                        177               255            260,378            173,328            50.2
--------------------------------------------------------------------------------------------------------------------------------
Gross operating profit                             35                15             51,355             10,139               o
--------------------------------------------------------------------------------------------------------------------------------
Operating loss                                    (20)              (32)           (30,070)           (21,466)           40.1
--------------------------------------------------------------------------------------------------------------------------------
Number of lines at year-end (thousands)                                                894                667            34.0
--------------------------------------------------------------------------------------------------------------------------------
Market share (*)                                                                        15%                18%
--------------------------------------------------------------------------------------------------------------------------------
(*)The market share in 2001 cannot be compared to that in 2002 because the latter refers to the whole of Venezuela whereas the 2001 figure refers only to the central region.


In 2002, revenues increased by 50.2% compared to 2001, thanks to an increase in the number of lines. The gross operating profit improved compared to the prior year as a combined result of a decrease in the costs of services and an increase in revenues. The operating loss shows a deterioration of 40.1% which can mainly be attributed to the impact of the writedown of assets with out-of-date technology.

Activities during 2002:

     - Significant changes in the architecture of the network with the choice of Nokia as the main infrastructure supplier

     -    Updates of prepaid services technology

     -    Launch of the GPRS and MMS services


[]   AFFILIATED COMPANIES

[]   MEDITERRANEAN BASIN

     IS TIM T.H.A.S.

     Held by: TIM International N.V. 49.00%

     The company operates mobile telephone services in Turkey, under the Aria trademark.

     The table shows the main economic and operating data:

                                         ----------------------------------------------------------------------------------------
                                             2002              2001             2002               2001              Change in
                                          (millions         (millions       (billions of        (billions of       Turkish lire
                                           of euro)          of euro)          Turkish            Turkish               (%)
                                                                                lire)              lire)
---------------------------------------------------------------------------------------------------------------------------------
Sales and service revenues                     83                 46            141,276              58,753              140.5
---------------------------------------------------------------------------------------------------------------------------------
Gross operating loss                         (122)              (181)           207,609)           (229,154)               9.4
---------------------------------------------------------------------------------------------------------------------------------
Operating loss                               (420)              (382)           715,735)           (484,897)             (47.6)
---------------------------------------------------------------------------------------------------------------------------------
Number of lines at year-end (thousands)                                           1,161                 540              115.0
---------------------------------------------------------------------------------------------------------------------------------
Market share                                                                          5%                  3%
---------------------------------------------------------------------------------------------------------------------------------


The results for 2002 cannot be compared with those of 2001 because some of the revenues and costs date from the start of the operations, that is, from March 21, 2001, and thus refer to a shorter period than the twelve months of 2002.

The growth of revenues was negatively influenced by the deterioration of the macroeconomic scenario which was already in place in 2001 and by a regulatory framework which made it impossible to conclude national roaming agreements with other operators. The company succeeded in limiting the growth of consumption costs. As a percentage of revenues, the company reported a gross operating loss, but with a considerable improvement over that of the prior year. The operating loss deteriorated primarily as a result of the higher amortization and depreciation charges. Activities during 2002:

     - New rate plans aimed at corporate clientele and the introduction of rates based on time frames

     -    Launch of new services including "pay for me"

     - Continuation of the network roll-out with a significant increase in radio base stations

SOUTH AMERICA

In May 2002, the International Operations (IOP) "Operating Activity" was disbanded. While the companies involved maintained the same corporate control structure, the companies and business segments of Telecom Italia which formerly reported to the IOP have been transferred to Domestic Wireline (Intelcom San Marino and Golden Lines), the Foreign Holdings Corporate Function (9Telecom Reseau group, BBNed group, Auna group, Telekom Austria group, Telekom Srbija, Etec S.A. and what remains of the ex IOP), while all the companies situated in Latin America are now coordinated by Latin America Operations (LAO).

LAO's structure is organized as follows:


                                      Latin America Operations
-----------------------------------------------------------------------------------------------
                       Subsidiaries                                        Affiliates
---------------------------------------------------------------  ------------------------------
.. TIM Brasil Group             . Entel Chile Group                 . Telecom Argentina Group
.. TIM Peru S.A.C.              . Entel Bolivia Group               . GLB Servicos Interativos
.. Corporacion Digitel C.A.     . Telecom Italia America Latina       (Globo.com) - Brazil
  (Venezuela)


The following comments present the key consolidated economic and financial highlights of the Entel Chile group, the Entel Bolivia group, the company Telecom Italia America Latina and the South America business segment of Telecom Italia.

The economic and financial highlights of the companies in the Tim Brasil group, Tim Peru and Corporacion Digitel are described in the section pertaining to the Mobile BU.


     []   MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

          2002 was marked by the following transactions:

          o Sale, by Telecom Italia Group of a stake in Solpart Participacoes S.A. (indirect parent company of Brasil Telecom) to other shareholders for a price of US $47,000, which takes into account the value of the ordinary shares compared to the preferred shares based on the economic value of Solpart. Following this transaction, the Group's stake in ordinary share capital fell from 37.29% to 19.0%. As a result, the regulatory obstacle preventing the TIM group from launching a mobile telephone service based on GSM technology throughout Brazil was removed. Within the framework of this transaction, both parties have an option which can be exercised in the event certain conditions are met that will restore the shareholder position quo ante.

          o on August 19, as a result of the transformation of the subsidiary Telecom Italia do Brasil Ltda, the company Telecom Italia America Latina S.A. came into being. Subsequently, on September 26, Telecom Italia S.p.A. subscribed to the share capital increase of euro 11 million voted by the subsidiary.

     []   ECONOMIC AND FINANCIAL DATA

          The following table shows the key highlights, restated for the purposes of comparison, of the Entel Chile group, the Entel Bolivia group, the company Telecom Italia America Latina and the South America business segment of Telecom Italia in 2002, compared to those of 2001.

-------------------------------------------------------------------------------
                                        2002       2001             Change
                                        (a)      (b) (1)            (a - b)
                                                              -----------------
(millions of euro)                                             amount       %
-------------------------------------------------------------------------------
Sales and service revenues             1,409      1,534        (125)      (8.1)
Gross operating profit                   450        527         (77)     (14.6)
% on Revenues                           31.9%      34.4%
Operating income                         146        187         (41)     (21.9)
% on Revenues                           10.4%      12.2%
Investments:
.. industrial                             216        406        (190)     (46.8)
.. goodwill                             5,461          -
Employees at year-end (number)(1)                 5,746        (285)      (5.0)
-------------------------------------------------------------------------------
(1) Figures restated for the purposes of comparison.

Gross operating profit        Sales and service revenues amounted to euro 1,409
                              million, with a decrease of 8.1% (-euro 125
[GRAPHIC OMITTED]             million in absolute terms) compared to 2001. The
                              decrease can be attributed mainly to exchange
[2001 - 527                   rate fluctuations (which generated a total impact
2002  - 450]                  of -euro 212 million, of which euro 182 million
                              refer to the Chilean peso and euro 29 million to the Bolivian boliviano). Had this effect not been considered, consolidated revenues would have increased by 5.7%, as a result of the increase in revenues of the Entel Chile group (+12.3% in local currency). This was offset by the effects of the deregulation of the Bolivian market (Entel
                              Bolivia reported a reduction of approximately
                              4.5% in local currency), and the suspension with effect from April 1, 2002 of the contribution of the management fee under the terms of the contract with Telecom Argentina.

The fluctuations described affected profitability performance. In particular, the gross operating profit decreased by euro 77 million (-14.6%) compared to 2001, of which approximately euro 65 million can be attributed to the exchange effect. Excluding the exchange effect, the reduction in the gross operating profit compared to 2001 would have been 2.3% and can be ascribed to the suspension of the payment of the management fee by Telecom Argentina and lower profit margins in Bolivia that were offset by a recovery in Chile that can be attributed to improved profit margins in the mobile sector. As a percentage of revenues, the gross operating profit was 31.9% in 2002 (34.4% in the prior year).

Operating income confirms the trends already described with regard to the gross operating profit. As a percentage of revenues, the operating income was 10.4% in 2002 (compared to 12.2% in 2001).

Industrial investments show a declining trend compared to December 31 2001, with a reduction of 46.8%.

Employees numbered 5,461, with a decrease of 285 (-5.0%) compared to December 31, 2001. This can mainly be attributed to rationalization measures adopted by the Entel Chile group and the Entel Bolivia group (reductions of -180 and -122 respectively compared to December 31, 2001).


Entel Chile Group

Held by: Telecom Italia International 54.76%

The group operates in the sectors of fixed and mobile telephone services, data transmission and Internet access services in Chile.

The table shows the key economic and operating highlights 2002, compared to those of 2001:

                                                  -------------------------------------------------------------------------------
                                                     2002             2001              2002            2001         Change in
                                                  (millions       (billions of     (billions of    (billions of        pesos
                                                   of euro)          pesos)            pesos)          pesos)           (%)
---------------------------------------------------------------------------------------------------------------------------------
Sales and service revenues                           1,223             1,251               797             710           12.3
---------------------------------------------------------------------------------------------------------------------------------
Gross operating profit                                 381               374               248             212           17.0
---------------------------------------------------------------------------------------------------------------------------------
Operating income                                       151               128                99              72           37.5
---------------------------------------------------------------------------------------------------------------------------------
No. of fixed lines at year-end (thousands)                                                  98              95
---------------------------------------------------------------------------------------------------------------------------------
No. of mobile customers at year-end (thousands)                                          2,293           1,936
---------------------------------------------------------------------------------------------------------------------------------
Internet customers at year-end (thousands)                                                 513             326
---------------------------------------------------------------------------------------------------------------------------------


Activities during 2002:

     - Despite the persisting recessive macroeconomic context in South America, in 2002, the Entel Chile group considerably improved all the economic indicators of operational profitability, consolidating its leadership position as a mobile telephone services operator and successfully implementing a fast Internet-access service using WLL technology in Chile and long distance services in Peru and Venezuela

     - In August 2002, the Entel Chile group reduced the number of its employees (468 between staff and outsourcing) incurring extraordinary expenses of approximately euro 10 million

Entel Bolivia Group

Held by: Telecom Italia International through ICH/ETI 50.00%

The group operates in the sectors of wireline and mobile telephone services, Internet, data transmission, telex and telegraphy services in Bolivia.
The table shows the economic and operating highlights for 2002, compared to those of 2001:

-----------------------------------------------------------------------------------------------------------------------------------
                                                        2002           2001          2002              2001            Change in
                                                    (millions of    (millions     (millions of      (millions of       bolivianos
                                                        euro)        of euro)     bolivianos)       bolivianos)            (%)
-----------------------------------------------------------------------------------------------------------------------------------
Sales and service revenues                                 186           224           1,260             1,320              (4.5)
-----------------------------------------------------------------------------------------------------------------------------------
Gross operating profit                                      72            92             489               545             (10.3)
-----------------------------------------------------------------------------------------------------------------------------------
Operating income                                             2            15              15                91             (83.5)
-----------------------------------------------------------------------------------------------------------------------------------
Number of fixed lines at year-end (thousands)                                             50                53
-----------------------------------------------------------------------------------------------------------------------------------
Number of mobile customers at year-end (thousands)                                       462               368
-----------------------------------------------------------------------------------------------------------------------------------
Internet customers at year-end (thousands)                                                15                12
-----------------------------------------------------------------------------------------------------------------------------------

Activities during 2002:

     - Following the deregulation of the market in November 2001, there are now 7 Long Distance and 4 mobile competitors operating in Bolivia, whereas local traffic continues to be operated mainly by pre-existing operators ("cooperativas") In this scenario, the operating performance of the group (which formerly held the monopoly for long distance service) shows a significant reduction in revenues from wireline services (- 23% in local currency, as a result of lower volumes and price fluctuations) and a decline in profitability (the gross operating profit in local currency was -10% compared to 2001). There was also a reduction in the market share which fell to 87% on long distance service and 71% on international long distance service. Conversely, the mobile sector showed marked growth. Revenues increased by 50% thanks to the dynamics of customers. The company now leads the field with 52% of the market

     - During 2002, the group implemented a radical rationalization plan to reduce labor costs (-7%) and investments (-61% compared to 2001), giving priority to the development of GSM technology in keeping with the strategies decided for South America. 2002 also saw the start-up of the xDSL service

Affiliated companies

Telecom Argentina Group

Held by: Telecom Italia and Telecom Italia International through Nortel Inversora 13.97%

The group operates in the sector of fixed and mobile telephone services, data-transmission and Internet-access services in Argentina.

The table shows the key economic and operating highlights:

------------------------------------------------------------------------------------------------------------------
                                                       2002        2001        2002          2001      Change in
                                                    (millions    (millions  (millions of  (millions      pesos
                                                     of euro)     of euro)     pesos)      of pesos)      (%)
------------------------------------------------------------------------------------------------------------------
Sales and service revenues                             1,115        3,588      3,940         3,188          23.6
------------------------------------------------------------------------------------------------------------------
Gross operating profit                                   672        1,904      2.374         1,705          39.2
------------------------------------------------------------------------------------------------------------------
Operating income                                           6          636         21           570         (96.3)
------------------------------------------------------------------------------------------------------------------
Number of fixed lines at year-end (thousands)                                  3,295         3,584
------------------------------------------------------------------------------------------------------------------
Number of mobile lines at year-end (thousands)                                 2,725         2,636
------------------------------------------------------------------------------------------------------------------
Internet customers at year-end (thousands)                                       181           247
------------------------------------------------------------------------------------------------------------------
The figure for mobile lines at December 31, 2001 includes Nucleo customers.

Activities during 2002:

     - The group is implementing a plan to optimize costs and investments and is making efforts to restructure the debt resulting from the serious crisis prevailing in the country

     - The group maintained its leadership in the mobile sector, whereas the development of ADSL services has been slowed down by the weakness in the demand for domestic consumption

In the 2002 financial statements, the value of the investment held by Telecom Italia Group in Nortel Inversora, written off in the consolidated financial statements at December 31, 2001, has remained unchanged.

Furthermore, the Telecom Italia Group, as a result of the Nortel Inversora Shareholders' Meeting on April 25 and September 13, 2002 which gave voting rights in the shareholders' meeting to the savings shareholders and the right to appoint their own representative on the Board of Directors, has reduced its percentage of vote in the shareholders' meeting to 33.89%. The percentage holding of ordinary share capital has remained unchanged at 50%, as well as the economic rights thereto.

Finally, as part of the plan to restructure debt, on February 12, 2003, Telecom Argentina and its subsidiary Telecom Personal announced the intention to launch an offer for a portion of its financial debt for cash and to effect a partial payment of the interest due. The offer will be launched after the necessary approvals are received from the competent regulatory authorities.

                                      ****

In order to present an overall view of Latin America Operations (LAO), the following table shows the key economic and financial highlights of all the companies operating in wireline and mobile telephone services in South America in 2002, compared to those in 2001, restated for the purposes of comparison.

-------------------------------------------------------------------------------
                                    2002         2001               Change
                                    (a)         (b)(1)             (a - b)
                                                               ----------------
(millions of euro)                                             amount       %
-------------------------------------------------------------------------------
Sales and service revenues         2,706        2,937           (231)      (7.9)
Gross operating profit               724          882           (158)     (17.9)
% on Revenues                       26.8          30
Operating income                      48         115             (67)     (58.3)
% on Revenues                        1.8         3.9
Investments:
.. industrial                         757       2,068          (1,311)     (63.4)
.. goodwill                             0           0               -          -
Employees at year-end (number)    12,511      11,424           1,087        9.5
-------------------------------------------------------------------------------
(1) Figures restated for the purposes of comparison.

INTERNET AND MEDIA

          o Sharp increase in profitability, gross operating profit reaches 29.8% of revenues

          o Revenues gain 1.7% thanks to the positive trend of telephone publishing

          o    Rationalization of activities and focus on core business areas

     []   THE BUSINESS UNIT

          The Internet and Media Business Unit is responsible for the whole chain of value in the media sector, satisfying the public's need for information and entertainment, and the communication requirements of the business sector, through the production of traditional products on paper, and innovative products through the media of Internet, the telephone and television.

          In the field of telephone publishing, the group leads the field in Italy and is the second largest telephone publishing group in the United Kingdom with a market share of 14%. In the Internet sector, Seat Pagine Gialle promotes the development of all Internet services for residential customers and for small and medium-size companies: access, portals and web services. In Directory Assistance, the group handles the 89.24.24 Pronto Pagine Gialle 24-hour service in Italy and has a market share of more than 30% in Germany. Furthermore, in Italy, Seat Pagine Gialle is the top company in the marketing of services and products for the office and is present in the television sector with La7 and MTV Italia.

     []   THE STRUCTURE OF THE BUSINESS UNIT

          The Business Unit consists of the Seat Pagine Gialle group, which is organized as follows (the table shows the main consolidated companies/areas of consolidated operations):

---------------------------------------------------------------------------------------------------------------------
                                          Seat Pagine Gialle Group
---------------------------------------------------------------------------------------------------------------------
                        Directory                           Office Products &       Business
Directories             Assistance         Internet         Services                Information      TV and Other TV
---------------------------------------------------------------------------------------------------------------------
o Seat Pagine Gialle    o Telegate Group  o Seat Pagine     o Buffetti Group   o Consodata Group   o  Holding Media e
- Directories Division  o Seat Pagine     Gialle - Tin.it   o CIPI             o Pan-Adress        Comunicazione
Italia                  Gialle -          o Matrix                             o NetCreations      Group
o TDL Infomedia         Directory
Group                   Assistance
                        Division
---------------------------------------------------------------------------------------------------------------------

     []   MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

          There were no significant changes in the scope of consolidation compared to 2001. Major corporate transactions during the year comprised the sale of Datahouse (Business Information) and Neoexpo (Directories) and the investments in the affiliated companies Mondus, Viasat and Roncadin. Transactions were also concluded for the rationalization and simplification of the corporate structure, particularly in the TV sector.

     []   ECONOMIC AND FINANCIAL DATA

          The table shows the key highlights for 2002, compared to those for 2001.


Gross operating profit   -------------------------------------------------------------------------------
                                                             2002       2001              Change
[GRAPHIC OMITTED]                                            (a)        (b)               (a - b)
                                                                                     -------------------
[2001 - 444              (millions of euro)                                           amount     %
2002 - 593]              -------------------------------------------------------------------------------
                         Sales and service revenues         1,991      1,957            34      1.7
                         Gross operating profit               593        444           149     33.6
                         % on Revenues                       29.8%      22.7%
                         Operating income                     232         31           201        o
                         % on Revenues                       11.7%       1.6%
                         Investments:
                         . industrial                          81        175           (94)   (53.7)
                         . goodwill                            40        203          (163)   (80.3)
                         Employees at year-end (number)     7,715      9,264        (1,549)   (16.7)
                         -------------------------------------------------------------------------------


     Consolidated revenues of the Seat Pagine Gialle group for 2002 showed an increase of 1.7% to euro 1,991 million compared to 2001. The largest contributor to the increase was telephone publishing activities, which rose by 3.4%.

     Gross operating profit reported an increase of 33.6% to euro 593 million (equal to 29.8% of revenues), while operating income rose from euro 31 million in 2001 to euro 232 million in 2002. These figures - despite the persisting crisis in the advertising market - are the result of the initiatives launched by management which, in a particularly difficult economic context, concentrated on rationalizing activities, curbing costs and applying selectivity in its initiatives. In particular, during 2002, important improvements in efficiency were achieved in the areas of Internet, Directories and Directory Assistance (which, together, constitute 73% of aggregate revenues). For the first time, all the areas of operations generated a gross operating profit (with the sole exception of Television, where, however, there were lower losses than in 2001).

     A more effective capital allocation policy made it possible to reduce industrial investments by 53.7% (from euro 175 million in 2001 to euro 81 million in 2002). The reduction of 80.3% in investments in goodwill (from euro 203 million in 2001 to euro 40 million in 2002) reflects fewer purchases of consolidated investments effected in 2002.

     Rationalization measures led to a reduction in the number of employees of 1,549 compared to December 31, 2001, from 9,264 to 7,715.

[]   INFORMATION ON OPERATIONS

     During 2002, in addition to achieving significant improvements in efficiency, Seat Pagine Gialle strengthened its position on the markets in which it operates thanks to a dynamic sales strategy and to its portfolio of highly acclaimed trademarks. The business of the group was characterized by:

     - New definition of internal activities and processes and the introduction of a new commercial group structure;

     - Launch of new telephone publishing products on paper and the constant development of on-line products (telephone and Internet) as part of the process of integrating the various media;

     - Revision of the range of text products proposed by the Virgilio portal and a more effective use of its search tool by offering outgoing priority and listing on the results of searches (PG Net product);

     - Entry of Telegate on the British Directory Assistance market, in collaboration with Thomson;

     - Collaboration with Telecom Italia Domestic Wireline for the range of integrated content and services in the Alice ADSL subscription package;

     - Collaboration on content between the areas of Internet and Television.

     For a description of operations during 2002, please refer to the comments on the parent company Seat Pagine Gialle and its main consolidated companies, presented below.

[]   EVENTS SUBSEQUENT TO DECEMBER 31, 2002

     o In January 2003, the remaining 34% stake was acquired in Teleprofessional. As a result of this transaction, the company is now 100%-owned by Seat Pagine Gialle.

     o On February 12, 2003, Seat Pagine Gialle purchased 1,108,695 ordinary shares of the French subsidiary Consodata S.A. - listed on the Nouveau Marche of the Paris Stock

          Exchange - following the sale option exercised by the founding shareholders to which they were entitled on the basis of the agreement signed originally with the previous management of Seat Pagine Gialle on July 31, 2000. As a result of this transaction, after payment of the agreed consideration of euro 44 per share - for a total amount of some euro 48.8 million - Seat Pagine Gialle acquired a further 8.17% stake and voting rights in the company, thus increasing its stake in Consodata S.A. to 98.60%.


[]   SEAT PAGINE GIALLE (PARENT COMPANY)

     Held by: Telecom Italia 53.21%, TI Finance 2.03%, IT Telecom 0.02%

     The company operates in the sectors of telephone publishing and the Internet.

     The table shows the economic highlights for 2002, compared to those for
     2001.
                                   -----------------------------
     (millions of euro)            2002     2001   Change (%)
     ----------------------------------------------------------
     Sales and service revenues   1,152    1,090         5.7
     ----------------------------------------------------------
     Gross operating profit         545      505         8.0
     ----------------------------------------------------------
     Operating income               348      285        22.2
     ----------------------------------------------------------

     Activities during 2002:

---------------------------------------------------------------------------------------------------------------------------
Telephone publishing          Pagine Bianche      Introduction of the Pagine Bianche name to replace the old directories
                              ---------------------------------------------------------------------------------------------
                              Pagine Gialle       Launch of graphics restyling and innovations in content
                              ---------------------------------------------------------------------------------------------
                              PG on line          Sharp increase in the customer base (+18%), integration with PG Net, a new product offering listing on the Virgilio search engine
                              ---------------------------------------------------------------------------------------------
                              Tuttocitta          Service supplying maps of Italian cities on-line
---------------------------------------------------------------------------------------------------------------------------
Internet                      Dial up             Growth of 6.3% in the number of users to 1.8 million despite migration towards ADSL
                              ---------------------------------------------------------------------------------------------
                              ADSL                Extension of the product range, introduction of ADSL based on consumption and marked increase in the customer base (Alice+Tin.it), more than tripled compared to 450,000
---------------------------------------------------------------------------------------------------------------------------

[]   MAJOR SUBSIDIARIES

     TDL Infomedia Group

     Held by: Seat Pagine Gialle 99.73%

     The group operates in the telephone publishing sector and is the second-largest publisher of directories in the United Kingdom.

     The table shows the economic highlights for 2002, compared to those for
     2001.
                                  ------------------------------
     (millions of euro)               2002   2001   Change (%)
     -----------------------------------------------------------
     Sales and service revenues       154   151.2        1.8
     -----------------------------------------------------------
     Gross operating profit            52    48.4        8.1
     -----------------------------------------------------------
     Operating income                  20      19        2.1
     -----------------------------------------------------------

     Activities during 2002:

          - 173 Thomson Local editions were published and distributed, the same number as in 2001

          -    Growth in the customer base of paper editions by 4% to 92,791

          - Development of the plan to relaunch the yellow pages activities on line (Thomweb)

          -    Growth of business information services

     Telegate Group

     Held by: Seat Pagine Gialle 78.44%

     The group operates in the sector of Directory Assistance, mainly in Germany and Italy.

     The table shows the key economic highlights for 2002, compared to those for 2001.

                                  ------------------------------
     (millions of euro)               2002   2001   Change (%)
     -----------------------------------------------------------
     Sales and service revenues       116    135       (14.4)
     -----------------------------------------------------------
     Gross operating profit            14    (12)      214.3
     -----------------------------------------------------------
     Operating loss                    (3)   (32)       90.4
     -----------------------------------------------------------

     Activities during 2002:

          - Rationalization of Telegate activities in Germany, given the very difficult market situation

          - Start-up of operations in the United Kingdom following deregulation and in collaboration with Thomson

     Matrix S.p.A.

     Held by: Finanziaria WEB 66.0%, Seat Pagine Gialle 0.7%, NV Vertico 33.3%

     The company operates in the Internet sector.

     The table shows the key economic highlights for 2002, compared to those for 2001.

                                  ------------------------------
     (millions of euro)               2002   2001   Change (%)
     -----------------------------------------------------------
     Sales and service revenues        28     26         7.7
     -----------------------------------------------------------
     Gross operating loss              (7)   (39)       82.1
     -----------------------------------------------------------
     Operating loss                   (15)   (46)       67.4
     -----------------------------------------------------------

     Activities during 2002:

          - New definition of range of activities and strengthening of the company's competitive position (reach of 63% compared to approximately 61% the prior year)

          - Complete review of the text and graphics of the Virgilio portal and the launch of the pay-service Virgilio Piu

          - Introduction of PG Net (a new service offering outgoing priorities and listing on the Virgilio search tool for a fee) with almost 33 thousand on-line customers after 6 months of activity

     Buffetti Group

     Held by: Seat Pagine Gialle 100.0%

     The group operates in the sector of products and services for the office.

     The table shows the key economic highlights for 2002, compared to those for 2001.

                                     ---------------------------
     (millions of euro)               2002   2001   Change (%)
     -----------------------------------------------------------
     Sales and service revenues       253    239         5.9
     -----------------------------------------------------------
     Gross operating profit            11     11           -
     -----------------------------------------------------------
     Operating income                   5      4        25.0
     -----------------------------------------------------------

     Activities during 2002:

     - Repositioning towards products with greater added value, with the introduction of print on demand and the digital signature, development of software and the ADSL subscription plan

     - Strengthening of the market position of Cipi (promotional gifts), generating revenues of euro 27 million

     Consodata Group

     Held by: Seat Pagine Gialle 90.42%

     The group operates in the sector of business information in the French market.

     The table shows the economic highlights for 2002, compared to those for 2001. (Figures restated for the purposes of comparison):

                                      --------------------------
     (millions of euro)               2002   2001   Change (%)
     -----------------------------------------------------------
     Sales and service revenues        83     82         1.2
     -----------------------------------------------------------
     Gross operating profit             7      4        75.0
     -----------------------------------------------------------
     Operating loss                    (5)   (13)       61.5
     -----------------------------------------------------------

     Activities during 2002:

     - During the first half of the year a plan was started to rationalize operations and relaunch commercial activities

     Holding Media e Comunicazione Group

     Held by: Seat Pagine Gialle 100.0%

     The group operates in the sector of radio and television broadcasting.

     The table shows the key economic highlights for 2002, compared to those for 2001.

                                      --------------------------
     (millions of euro)               2002   2001   Change (%)
     -----------------------------------------------------------
     Sales and service revenues        88     85         3.5
     -----------------------------------------------------------
     Gross operating loss             (45)   (75)       40.0
     -----------------------------------------------------------
     Operating loss                   (64)   (99)       35.4
     -----------------------------------------------------------

     Activities during 2002:

     - Repositioning of the television broadcasting channel La7 with new programming and programs starting March 2002, and significant development of MTV Italia

     - Consolidation of geographical coverage and the percentage of the population served by the signal distribution network

     - Agreement with Cairo Communication to collect advertising business with a guaranteed minimum on channel La7 with effect from 2003

     -    Collaboration with the Virgilio portal for news

INFORMATION TECHNOLOGY MARKET

          o Action to improve efficiency and reduce the cost of orders in a shrinkage market with falling prices

          o Relaunching of commercial dealings with all high-profile customers and acquisition of strategic new customers in the sphere of the Public Administration, banks, insurance companies and transport

     []   INTRODUCTION

          The Information Technology Market Business Unit was created in the early months of 2002 with the aim of focusing the activities previously concentrated in the Information Technology Services BU according to the type of customer.

          The BU is responsible for organizing the information technology activities of the Group towards the external market, in particular, Central and Local Public Administrations moving towards decentralization and e-government, as well as banks, insurance companies and industry. Its product range covers the whole chain of value of information services. The IT Market BU creates solutions and services around platforms and products of the main market vendors. Customers' problems are solved in one of three possible ways: by acquiring existing solutions on the market, developing special solutions, or by integrating components offered by Finsiel with typical market platforms (including Microsoft, SAP and Oracle).

          The year 2002 was marked by growth in the IT services market on a global scale, although growth was more restrained and tended to contract more compared to the prior year. The negative economic situation and the stagnation of the IT market, which affected all operators, and the acquisition of new orders and new customers at lower prices than in the past, obliged companies in the Finsiel group to adopt far-reaching measures to reduce costs and improve efficiency.

     []   THE STRUCTURE OF THE BUSINESS UNIT

The Business Unit, which is represented by the Finsiel group, is organized as follows:


                         Information Technology Market

                              Major subsidiaries

                     Finsiel S.p.A.
                     Agrisian S.C.p.A.
                     Aspasiel S.p.A.
                     Banksiel S.p.A.
                     EIS S.p.A.
                     Insiel S.p.A.
                     Tele Sistemi Ferroviari S.p.A.


          On October 22, 2002 a new organizational structure became operational in the IT Market BU, organized according to the following functions which have the task of guaranteeing activities relating to the design, development, operation and marketing of IT products/solutions for each respective reference market:

                   -------------------------------------------------------------------------------
                   |                                       |                                      |
             Government                                 Finance                       Innovation, New markets and
Central and Local Public Administrations        Bank and insurance market                    Coordination
               market


     []   MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

          The following major corporate events and changes in the scope of consolidation took place during the year:

          - Sale, in February 2002, of the investment in Lottomatica (18.33%) by Finsiel to Tyche S.p.A., through the tender of its shares in the tender offer.

          - Creation, in May 2002, of Sogei Servizi Innovativi and Tecnologici S.p.A. (Sogei 51% and Finsiel 49%). The business purposes of these companies is to obtain and realize initiatives geared to the operation and development of businesses connected with Information Communication Technology (ICT) in the fiscal sector. Furthermore, on July 25, 2002, the company voted a capital increase to be paid partly in cash and partly in kind. The cash increase was subscribed to by Finsiel while the increase in kind was carried out by Sogei by contribution of its "ETI" business segment. Sogei IT, as a result of the sale of Sogei S.p.A., became an affiliated company and is valued using the equity method.

          - Sale, in June 2002, of the investments held by Finsiel in Netikos (75%), Netsiel (31.35% and Telesoft (40%) to IT Telecom.

          - On July 10, 2002, Finsiel sold the investment (40.41%) in the affiliated company Informatica Trentina to Deda S.r.l.. The transfer of the shares took place on November 21, 2002.

          - On July 31, 2002, Finsiel sold 100% of the share capital of Sogei to the Ministry of Economy and Finance - Department of Fiscal Policy, with the relative transfer of the shares. For purposes of the consolidation of the ITM Business Unit, Sogei's statement of income was consolidated up to June 30, 2002.

          - On August 2, 2002, the company AGRISIAN - Consulenza e Servizi per l'Agricoltura S.C.p.A., was set up; Finsiel has a 50.86% stake. The company administers a five-year contract with the Ministry for Agriculture and Forestry Policy also on behalf of AGEA (Agency for Agriculture Disbursements). The company was consolidated from the month of August.

          - On August 2, 2002, Finsiel signed a contract for the sale of 100% of the capital of Consiel to World Investment Partners S.A. The company was deconsolidated beginning September 1, 2002, while the transfer of shares took place on October 3, 2002.

     []   ECONOMIC AND FINANCIAL DATA

          The table shows the key highlights for 2002, compared to those for 2001, restated for the purposes of comparison.

---------------------------------------------------------------------------------------------------------------------
                                                  2002            2001             2001                  Change
                                                  (a)            (b)(1)                                 (a - b)
                                                                                                 --------------------
(millions of euro)                                                                                 amount      %
---------------------------------------------------------------------------------------------------------------------
Sales and service revenues                        912              960            1,198            (48)      (5.0)
Gross operating profit                            104              137              166            (33)     (24.1)
% on Revenues                                    11.4%            14.3%            13.9%
Operating income                                   61              100              123            (39)     (39.0)
% on Revenues                                     6.7%            10.4%            10.3%
Investments:
.. industrial                                       30               28               30              2        7.1
.. goodwill                                                           1                1             (1)    (100.0)
Employees at year-end (number)                  4,493            4,810            6,441           (317)      (6.6)
---------------------------------------------------------------------------------------------------------------------
(1)  Restated for the purposes of comparison. Note that Sogei is included in the scope of consolidation for only the first six months of 2001 and Consiel for only the first eight months of 2001.

[GRAPHIC OMITTED]   Sales and service revenues, in 2002, decreased by euro 48
                    million compared to the prior year which was restated for
Gross               purposes of comparison. A contributory factor to the
 operating profit   decrease was a contraction in the revenues of Finsiel,
[2001 - 137         Consiel and Banksiel, resulting from both lower volumes and
2002  - 104]        a reduction in prices with the most important customers.
                    This was offset by an increase in the operations of Intersiel and Insiel both for core customers and as a result of the acquisition of new customers in the Local Public
                    Administration market.

          The profitability of the IT Market BU, both in terms of the gross operating profit and the operating income, decreased as a result of the already-mentioned reduction of prices on some contracts which were renewed during the year, and the new bids won with lower contract prices, that were only partly offset by cost cuts and improved levels of efficiency. The reduction can mainly be attributed to the lower profit margins of Finsiel, Consiel and Tele Sistemi Ferroviari on outsourcing activities for companies in the Ferrovie group.

          Industrial investments were much in line with those in the prior year.

          The number of employees of the IT Market BU fell by 317 compared to the figure at December 31, 2001, adjusted for the purposes of comparison, and can mainly be attributed to Finsiel. The reduction was the result, on the one hand, of the sale by Finsiel of the "Personnel Administration" business segment to Tess S.p.A., and, on the other, to rationalization activities and measures aimed to improve efficiency.

     []   INFORMATION ON OPERATIONS

          During 2002, the range of services was rationalized through an organization focusing on the vertical markets (government, finance and enterprises).

          Numerous contracts were acquired, including the following:

          - Finsiel stepped up its collaboration with Inps by winning the bid for new e-service services, with Consip for the document system of the Ministry of Economy and Finance and for the public employment information system. Collaboration continued with MIFAP to create the new National Agricultural Information System and with the Ministry of the Interior on the electronic identity card; at the end of 2002 Emilia Romagna and the Veneto were added to the list of customers in the field of local health services.

          - Insiel devoted itself to new e-government initiatives: electronic personal Health Records, which can also be consulted via Internet; a system of health-care administration, based on an epidemiological and economic datawarehouse; regional CUP; a regional Coordination and Compensation Center for the Blood Plan; completion of the Territorial and Hospital Information System.

          - Banksiel, the leading Italian company specializing in IT solutions and services for finance, has supervised the migration of information systems of banks involved in processes of combining or merging with other banks, such as Sanpaolo IMI, Banca Antoniana Popolare Veneta and Banca Popolare di Milano; it has acquired the first important customer in the sphere of insurance (Cattolica group); it has created innovative projects in the area of derivatives (Cassa Risparmio di Firenze) and Wealth Management for Monte dei Paschi di Siena.

          - Tele Sistemi Ferroviari, the technological partner of the companies of the Ferrovie dello Stato group, has stepped up its presence in local public transport with projects that are highly innovative from a technological point of view; in 2002 the company won three bids for electronic ticketing systems for CIVA (the consortium of companies providing transport in the Province of Varese), ASM of Pavia and the Autonomous Province of Trento. It was also involved in numerous activities for the Italian national rail network, including the electronic system for managing investment projects on the SAP platform, the start of the Traffic Information Platform for planning and operating the rail network; the extension and integration of traffic control and public information systems and development over new companies in the FS group (Centostazioni).

     []   EVENTS SUBSEQUENT TO DECEMBER 31, 2002

          o Finsiel with RTI was awarded the bid to develop and operate the new Ministry of Education Information System in full outsourcing for five years. The group will create an information system which will be disseminated to teachers, families and students who will be able to interact with the system wherever they are, at school or at home.

          o The bid was won for the creation of an Information System for Social Services and Health Care and a Regional Services Card for the Lombardy Region, under a seven-year contract, which involves the design of a network incorporating all the facilities and operators of health care and social services, as well as new services which the public can access through a Regional Health Care Card;

          o Still in the field of health care, the Ministry of Health has entrusted Finsiel with the operation of the information system of the National Transplant Center, which Finsiel has been involved in developing over the last three years;

          o The bid was awarded for the whole project to create the portal for Italy's six-month Presidency of the European Union.

          o In mid-January, Finsiel and Oracle Italia (a subsidiary of Oracle Corporation, a world leader in creating software for businesses) signed an agreement to use and develop vertical applications on the innovative Oracle HTB (Healthcare Transaction Based) platform. Finsiel aims to use the HTB platform for designing new solutions for information systems of clinics and hospitals, and intends to develop approximately 60 specialized resources using Oracle technologies.

     []   MAJOR SUBSIDIARIES

     Finsiel S.p.A.

     Held by: Telecom Italia 77.92%

     The company supplies systems integration and Internet services for the Public Administration and large businesses.

     The table shows the key economic highlights for 2002, compared to those for 2001:

                                     ---------------------------
     (millions of euro)               2002   2001   Change (%)
     -----------------------------------------------------------
     Sales and service revenues       244    296       (17.6)
     -----------------------------------------------------------
     Gross operating profit             3     24       (87.5)
     -----------------------------------------------------------
     Operating income (loss)          (14)    16           o
     -----------------------------------------------------------

     Activities during 2002:

     - There was a reduction in sales and service revenues in 2002, leading to a contraction of profitability indicators. This can almost exclusively be attributed to a revision of the prices applied to important customers and to the acquisition of new orders at lower prices

     - The award of numerous bids and the renewal of some important contracts

     - The start of initiatives geared to considerably improving the level of efficiency, by taking measures to reduce purchase costs and improve performance through a review of the organizational structure

     Banksiel S.p.A.

     Held by: Finsiel 55.5%

     The company is the leading Italian company in information technology for banking and finance.

     The table shows the key economic highlights for 2002, compared to those for 2001:

                                     ---------------------------
     (millions of euro)               2002   2001   Change (%)
     -----------------------------------------------------------
     Sales and service revenues       114    118        (3.4)
     -----------------------------------------------------------
     Gross operating profit            17     16         6.3
     -----------------------------------------------------------
     Operating income                  15     11        36.4
     -----------------------------------------------------------

     Activities during 2002:

     - Consolidation of its market share in the sphere of banking and finance through the rationalization of its range of services

     - Start of a service directed at insurance companies, and acquisition of the first important customer in this new market (Cattolica Assicurazioni group)

     - New organization with the aim of improving the level of efficiency and capacity to follow its clientele effectively

     Insiel S.p.A.

     Held by: Finsiel 52.0%

     Insiel is the leading company in Italy for solutions and information services for local Public Administrations.

     The table shows the key economic highlights for 2002, compared to those for 2001:

                                     ---------------------------
     (millions of euro)               2002   2001   Change (%)
     -----------------------------------------------------------
     Sales and service revenues        84     81         3.7
     -----------------------------------------------------------
     Gross operating profit            18     17         5.9
     -----------------------------------------------------------
     Operating income                  12     11         9.1
     -----------------------------------------------------------

     Activities during 2002:

     - Acquisition of new contracts in the sphere of the Public Administration and Health Care Services, including the electronic identity card project for the Bolzano City Council, the Territorial Information System for Friuli-Venezia Giulia, virtual Records and, in the field of health care, the development of an information system for the administration and operation of health-care services in Friuli-Venezia Giulia, Health Care Records and the citizens Card

     Tele Sistemi Ferroviari S.p.A.

     Held by: Finsiel 61.0%

     The company specializes in the sector of transport and logistics and is a partner of the Italian national railways, the Ferrovie dello Stato group.

     The table shows the key economic highlights for 2002, compared to those for 2001:

                                     ---------------------------
     (millions of euro)               2002   2001   Change (%)
     -----------------------------------------------------------
     Sales and service revenues       155    157        (1.3)
     -----------------------------------------------------------
     Gross operating profit            30     35       (14.3)
     -----------------------------------------------------------
     Operating income                  20     28       (28.6)
     -----------------------------------------------------------

     Activities during 2002:

     - Renewal of the ten-year outsourcing contract for the period 2002-2006 for ICT services for the companies of the Ferrovie dello Stato group, with lower contract payments, obliging the company to achieve higher levels of efficiency in order to maintain its levels of profitability;

     - Development and innovation of its range of products with the acquisition of important customers in the local public transport sector and new companies in the Ferrovie dello Stato group (Centostazioni)

INFORMATION TECHNOLOGY GROUP

          o Creation of a new Operating Activity directed towards Group services

     []   THE OPERATING ACTIVITY

          The Information Technology Group Operating Activity was created in the early months of 2002 as a result of rationalizing the activities previously included in the Information Technology Services BU. It also incorporates operations of the TILAB group(1).

          The unit is responsible for organizing technological innovation and service information technology activities within the Telecom Italia Group, pursuing objectives that will augment efficiency, improve quality and stimulate innovation.

[]   THE STRUCTURE OF THE OPERATING ACTIVITY

     The Operating Activity is responsible for the companies dedicated to the Group's information systems within the framework of the plan to integrate the various companies involved.

                            Information Technology
                                     Group

                          IT Telecom S.p.A.
                            Eustema S.p.A.
                            Sodalia North America
                            Teco Soft Argentina
                            Telesoft Hellas
                            Telesoft Russia
                            NETikos Group
                            Webegg Group

                          TILAB Group

     The Operating Activity is organized as follows:

       -----------------------------------------------------------------------------------
       |                     |                  |                    |                    |
Domestic Wireline      VAS-Solutions     Group Solutions     IT Operations and   IT Architectures
Solutions                                                     Infrastructures


     The new operating activity is organized into five production divisions:

     Domestic Wireline Solutions - design and development of systems, solutions and IT applications required to oversee the Domestic Wireline business of Telecom Italia;

     VAS Solutions - basic systems integrator and technological support in the evolution of innovative services for the Telecom Italia Group;

     Group Solutions - design and development of systems, solutions, and IT applications required to monitor the transversal processes of the Business Units and support activities for the information systems of the Mobile Business Unit;

     IT Operations and Infrastructures - creation of the IT infrastructures required for running systems, Group applications and the delivery of investment-based services for the market;

     IT Architectures - design and creation of applications and infrastructure architectures, ensuring their creation and standardization.

[]    MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

     The following major corporate events and changes in the scope of consolidation took place during the year:

     - On December 2, 2002, the following companies were merged by absorption in IT Telecom S.p.A. effective January 1, 2002 for accounting and tax purposes: Netsiel S.p.A., Saritel S.p.A., Sodalia S.p.A. and Telesoft S.p.A.. The transactions previously entered into in order to the execute the mergers were the following:

          o contribution by Telecom Italia S.p.A. to IT Telecom S.p.A. of the holdings in Netsiel S.p.A.

---------
(1) With effect from October 2002, the TILab Group came under the direct control of the Managing Director of Telecom Italia, Carlo Buora.

               (68.65%), in Saritel S.p.A. (100%), in Sodalia S.p.A. (100%) and
               in Telesoft S.p.A. (60%);

          o purchase by IT Telecom S.p.A. of the holdings held by Finsiel S.p.A. in Netikos S.p.A. (75%), in Netsiel S.p.A. (31.35%) and in Telesoft S.p.A. (40%).

     - purchase by IT Telecom S.p.A., at the end of June, of the 50% stake in Webegg S.p.A. held by Olivetti S.p.A.; Webegg S.p.A. is now 69.8% controlled. The Webegg group was consolidated beginning July 1, 2002.

     - Teco Soft Espana (100%-controlled by Telesoft S.p.A.) was sold on July 31, 2002 after the Telecom Italia group disbanded operations in Spain following the sale of Auna.

[]   ECONOMIC AND FINANCIAL DATA

     The table shows the key highlights for 2002, compared to those for 2001, restated for the purposes of comparison.

                            --------------------------------------------------------------------
                                                             2002      2001           Change
                                                             (a)       (b)            (a - b)
                            --------------------------------------------------------------------
                            (millions of euro)                                    amount      %
                            --------------------------------------------------------------------
Gross operating profit      Sales and service revenues       1,215     1,198        17       1.4
[GRAPHIC OMITTED]           Gross operating profit             140       188       (48)    (25.5)
                            % on Revenues                     11.5%     15.7%
[2001 - 188                 Operating income                   (21)       22       (43)        o
2002  - 140]                % on Revenues                     (1.7%)     1.8%
                            Investments:
                            . industrial                       158       162        (4)     (2.5)
                            . goodwill                          28         6        22         o
                            Employees at year-end (number)   7,327     6,844       483       7.1

     Consolidated revenues remained fairly stable and were affected by the fall in prices.

     Gross operating profit and operating income were also affected by the fall in prices and showed a reduction compared to 2001.

     Industrial investments are much in line with those of 2001. Investments in goodwill in 2002 refers to the acquisition of the majority stake in Webegg.

     The number of employees increased as a result of the change in the scope of consolidation, and was particularly affected by the acquisition of the Webegg group (+701 at December 31, 2002, and +719 at June 30,2002).

[]   INFORMATION ON OPERATIONS

     2002 was marked by the completion of the merger plan for absorption of Netsiel, Saritel, Sodalia and Telesoft by IT Telecom S.p.A., within the framework of a broader reorganization of the investments of the Telecom Italia Group, with the aim of significantly streamlining the decision-making and control chain of the Information Technology segment, in order to achieve single operations, business and organization in a unitary stand for captive TLC supplying and group factories.

     In 2002 it proved possible to focus the Business Unit on its core business, TLC, ensuring the development and application of the solutions needed for the functioning of the business and the monitoring of the technological innovation of the information systems as drivers for the development of Telecom Italia.

     During the year, operations were marked by a series of initiatives geared to the following objectives:

     -    increasing efficiency and improving performance;

     - reducing the disparate architecture and infrastructure solutions, with obvious economies of scale, strengthening the operational tool and making the best possible use of existing specific professional skills.

[]   EVENTS SUBSEQUENT TO DECEMBER 31, 2002

     These transactions are described in the section "Significant events":

     - following the Extraordinary Shareholders' Meetings of TILAB S.p.A. and Telecom Italia, held on December 12, 2002 and December 13, 2002 respectively, TILAB S.p.A. will be merged by absorption in Telecom Italia S.p.A. The merger of Tilab and Telecom Italia is scheduled for March 2003, with effect from January 1, 2003;

     - On January 27, 2003, as decided by the Board of Directors on December 19, 2002, IT Telecom acquired the real estate complex in Pomezia
          (Rome) S.S. 148 Pontina Km. 29,100, by paying off the lease contract with Teleleasing S.p.A. before the expiration date. The purchase price was euro 32.6 million.

     - On February 21, 2003, Telecom Italia signed an outsourcing agreement with Hewlett Packard to supply asset management, help desk and maintenance and administration operations regarding 90,000 workstations. The contract, which will last for five years, will draw upon the skills of about 600 IT Telecom specialists who will be transferred to a new HP entity specialized in these services. The strategic importance of this agreement, which is worth euro 255 million and will become binding and operational once consultations have been completed with the unions and a go-ahead has been received from the Italian Antitrust Authority, will generate significant savings in the management of the distributed environment and will lead to a greater focus of the resources on Telecom Italia's core business.


[]   MAJOR SUBSIDIARIES

     IT Telecom S.p.A.

     Held by: Telecom Italia 100.0%

     The table shows the key economic highlights for 2002, compared to those for 2001:

                                      --------------------------
     (millions of euro)               2002   2001(1)  Change (%)
     -----------------------------------------------------------
     Sales and service revenues       974    967           0.7
     -----------------------------------------------------------
     Gross operating profit           114    198         (42.4)
     -----------------------------------------------------------
     Operating income (loss)          (13)   56              o
     -----------------------------------------------------------
     (1) Proforma figures


     Activities during 2002:

     Revenues remained virtually unchanged despite being negatively influenced by the redefinition of commercial dealings with the Domestic Wireline BU, which led to a significant reduction in prices both for IT Operations and Infrastructures, and for Domestic Wireline Solutions. This phenomenon, associated with an increase in labor costs and an increase in the consumption of raw materials and external services, led to a reduction in the gross operating profit and an operating loss.

     Webegg Group

     Held by: IT Telecom 69.8%, Finsiel 30.2%

     The Webegg group operates in many different spheres with a network of international partners that aims its business at positioning companies on the Internet.

     The group operates mainly as a supplier of CRM systems, particularly for Telecom Italia Mobile and for third-party customers, especially Software Factory, exclusively in the banking and insurance sector.

     The table shows the key economic highlights for 2002, compared to those for 2001:

                                    ----------------------------
     (millions of euro)             2002(*)  2001(*)  Change (%)
     -----------------------------------------------------------
     Sales and service revenues       80       92        (13,0)
     -----------------------------------------------------------
     Gross operating profit            8       13        (38,5)
     -----------------------------------------------------------
     Operating income                  2        7        (71,4)
     -----------------------------------------------------------
     (*) In 2001, the Webegg group was not consolidated in the Telecom Italia Group, whereas, in 2002, the Webegg group was included in the scope of consolidation with effect from July 1, 2002

     Activities during 2002:

     Revenues showed a marked reduction, particularly in the area of Web and Internet applications owing to the performance of the reference market. Despite this, thanks to constant efforts to improve corporate efficiency, it proved possible to maintain positive profit margins. Personnel costs were the target of a far-reaching and incisive cost-saving policy, through outplacements in the areas of business which had reported the highest decline in operations.

     NETikos Group

     Held by: IT Telecom 100.0%

     The NETikos group was founded by Telecom Italia to respond to the growing need for Internet and wireless solutions, with the aim of being a "one-stop-shop partner" that would satisfy every need with regard to Mobile Internet in such a way that would enable companies, institutions and final users to be permanently on-line and to obtain better results by using wireless applications.

                                      --------------------------
     (millions of euro)               2002   2001  Change (%)
     -----------------------------------------------------------
     Sales and service revenues        21     17       23.5
     -----------------------------------------------------------
     Gross operating profit             2      2         -
     -----------------------------------------------------------
     Operating profit                   0      1         o
     -----------------------------------------------------------

     Activities during 2002:

     The NETikos group suffered from the uncertainty prevailing on the market and from the postponement of important projects by its main customers, although, during the second half of the year there was a considerable improvement in revenues and a substantial growth of international activities through the affiliated company NETikos Finland, especially in the area of Wireless Lab.

     TILAB Group

     Held by: Telecom Italia 100.0%

     The TILAB group identifies and manages innovative initiatives, creating new business opportunities both for companies within the Group and for the external market. The table shows the key economic highlights for 2002, compared to those for 2001:

                                      --------------------------
     (millions of euro)               2002   2001   Change (%)
     -----------------------------------------------------------
     Sales and service revenues       166    134        23.9
     -----------------------------------------------------------
     Gross operating profit (loss)    31     (14)          o
     -----------------------------------------------------------
     Operating income (loss)          7      (34)          o
     -----------------------------------------------------------

     Activities during 2002:

     Operations which focused on R&D, and which also involved collaboration with Pirelli Lab concerned the following projects:

     -    study of enabling techniques in mobile and wireless sectors

     -    definition of network design, planning and management tools

     -    definition and testing of local access techniques

     - development of solutions, architectures and products integrated in silicon

     - development of modular products, created in software and able to be transformed into firmware for specific solutions or hardware components

     -    implementation of interactive TV services

     There follows a description of the most significant activities of TILAB in 2002:

     - completion of the first phase of the "Network Development" project to support the Group in making strategic decisions about the evolution of the network;

     - testing in the field of the localization platform, in collaboration with TIM;

     - completion of the economic evaluation of a business disaster recovery service with a "storage" services center operated through fiber-optic connections;

     - definition of a new release of equipment for interconnecting GSM and the Internet operating with the UCP (Universal Communication Protocol) Gateway protocol, so that SMS text messages on mobile networks can be interchanged in a Web environment;

     - creation of content protection functions within the framework of the Easy Video streaming platform, based on multimedia techniques developed by TILAB for the mobile network;

     - creation of the "Video Intervention" service based on video communication technologies on the Internet used for TV programming (for example, the program "Processo del lunedi");

     -    definition of new cost models for the broadband access network;

     - definition of the functional specifications of the virtual ADSL platform to design Systems Intellectual Properties on Chips;

     - testing of a prototype of a cryogenic filter to increase the efficiency of the base stations of the mobile network, in collaboration with Pirelli Labs;

     - creation of an updated version of the prototype of an emulator of the UMTS network in order to assess the impact of the quality of service on Internet multimedia applications;

     - creation of the specification and prototype of some OSA-Parlay components for a network intelligence architecture with standard open interfaces for the introduction of new services;

     - testing on the DW and TIM networks of the StarSip platform for the delivery of integrated voice

          -    data services on the network;

     - integration of data network backbone functions on the OPB infrastructure and OPB-BBN (national backbone) cross-work;

     - definition and creation of wholesale services directed at OLO and ISP customers;

     -    testing of the interactive TV service within TV broadcasts (LA7);

     - evolution of the Mobile Amico instant messaging system used in TIM@Cafe;

     -    download&play and videostreaming services on a mobile terminal;

     - preparation and inauguration of the "Exhibition on the Future of Telecommunications" at the Future Centre in Venice.

OTHER ACTIVITIES

     The "Other Activities" of the Telecom Italia Group are principally constituted by the "Real Estate and General Services" Operating Activity, by the companies formerly in ex-International Operations which, following the reorganization of international activities, were transferred to the Foreign Holdings Function, by the Telespazio BU, by subsidiaries which supply support activities to the Group and by the affiliated company Stream.

[]   REAL ESTATE AND GENERAL SERVICES

     In addition to leveraging the net asset value of the Group, up to December 31, 2002, the "Real Estate and General Services" Function constituted an interface for the various corporate Functions/Business Units in order to satisfy the needs of the real estate and general services area. In particular, the activity operated by the Real Estate and General Services Function concerns the planning of the sites and locations of the Group, the design and construction of civil works, the maintenance of the properties and technological plant, in addition to providing real estate and general services.

     The Function operates through the internal structures of Telecom Italia S.p.A. - mainly for the activities conducted on behalf of the Telecom Italia BU/Functions - and through the subsidiary Emsa Servizi S.p.A., which, for the most part, gears its activities towards the other companies in the Group.

     In February 2003 the Real Estate and General Services Operating Activity was disbanded; its activities and resources were reassigned to other corporate functions of the Group.

     The following table shows the key highlights for 2002, compared to those for 2001, restated for purposes of comparison. The figures take into account the exchanges between the Real Estate and General Services operating activity and the other functions of Telecom Italia S.p.A.

     --------------------------------------------------------------------
                                  2002    2001            Change
                                  (a)     (b)             (a - b)
                                                   ----------------------
     (millions of euro)                              amount       %
     --------------------------------------------------------------------
     Sales and service revenues   846     953        (107)      (11.2)
     Operating costs             (758)   (809)         51         6.3
     Gross operating profit        88     145         (57)      (39.3)
     % on Revenues               10.4%   15.2%
     Operating loss               (92)    (65)        (27)      (41.5)
     --------------------------------------------------------------------

     In 2002, sales and service revenues decreased by euro 107 million to euro 846 million compared to the prior year. The reduction can be attributed mainly to a reduction of revenues from other corporate BU/Functions resulting both from the continuation of the policy of rationalizing the space occupied, and to the process of bringing prices into line with the best market terms. Operating costs benefited from a reduction of euro 51 million compared to 2001, following efforts to curb expenditures for materials and external services and from the reduction in labor costs following a marked cutback in the workforce during the year; these effects partially compensated the above- mentioned reduction in revenues, thus attenuating the decline in the gross operating profit compared to the prior year.

     The operating loss, which includes amortization and depreciation, provisions to the reserves for risks and charges and various expenses that are mainly in reference to property taxes, amounted to euro 92 million (-euro 65 million in 2001).

     With reference to the core activities of the Function aimed at leveraging the value of the Group's real estate assets, during 2002 some important new extraordinary transactions were completed, and are described below.

     Tiglio project

     Following the framework agreement signed May 2002 between the Pirelli, Olivetti-Telecom Italia Groups and The Morgan Stanley Real Estate Funds for the integration of the relative real estate properties as well as the entities that provide real estate services to the same companies or to their subsidiaries, in the second half of 2002, the transactions were finalized for the concentration of the assets in the two new vehicles companies set up for this purpose (Tiglio I and Tiglio II). Such concentration is functional to specific development actions to be started in the real estate market in 2003, including the possibility of a contribution of the properties to real estate investment funds. Among the preliminary transactions for the concentration of the real estate assets in Tiglio I and Tiglio II, on October 24, 2002, the non-proportional partial spin-off IM.SER (60% Beni Stabili and 40% Telecom Italia) was effected by which the relative real estate assets were contributed to the company IMSER 60 (98% Beni Stabili group and 2% Telecom Italia) and to the company EMSA Immobiliare (100% controlled by Telecom Italia) in proportion to the stakes held in IM.SER, respectively, by Beni Stabili and Telecom Italia. Following this transaction, which came after the positive conclusion of the securitization of IMSER 60's debt, and also to the effect of certain fixed asset acquisitions by companies in the Seat Pagine Gialle group, EMSA Immobiliare had a conspicuous portfolio constituted by a total 169 real estate properties.

     On October 29, 2002, having met all the preliminary conditions for the deal, a series of acts were therefore finalized whereby the first stage of the Progetto Tiglio was concluded which, for Telecom Italia regarded:

     o the subscription, simultaneously with all the other participants in the initiative, to a capital increase by Tiglio I for cash, with the consequent stake in the company equaling 36.85% (in addition, at Telecom Italia Group level, to the 2.1% subscribed to by Seat Pagine Gialle), in proportion to the value of the assets transferred by Telecom Italia (and by Seat Pagine Gialle) to Tiglio I to the total assets that were taken over by the latter company;

     o the subscription to a capital increase by Tiglio II paid for in kind by the contribution of its "Asset Management" business segment with the consequent stake in the company equaling 49.47%;

     o the sale of the investment in EMSA Immobiliare to OMS2 (100% controlled by Tiglio I);

     o the sale - directly and through the subsidiary Saiat - of the investment in Telimm S.r.l. to the company MSMC Immobiliare Holding (entirely controlled by Tiglio I).

     With reference to the part of the Progetto Tiglio regarding the optimization of the service activities, in November, Telecom Italia sold the "Property Management", "Project Management" and "Agency" business segments to the Pirelli & C. Real Estate group.

     These transactions gave rise to a total gross economic impact (gross gain and extraordinary dividend) for the Parent Company, Telecom Italia of euro 229 million. The impact for the Telecom Italia Group was euro 234 million.

     Finally, as agreed between the parties, December 24, 2002 marked the completion of the merger by absorption, in Tiglio I and Tiglio II, of the real estate investment holdings owned by them - falling under Progetto Tiglio and already 100% controlled, directly or indirectly - so that the corporate structure of the two subjects could be optimized, in view of the successive actions to leverage the assets on the market.

     Sale of IMMSI

     On November 22, 2002, Telecom Italia sold its stake in IMMSI to the company Omniapartecipazioni. The sales price was euro 68 million, with a gross gain of 51 million for the Parent Company and euro 1 million for the Group.

     Sale of Telemaco Immobiliare

     On December 20, 2002, the final price was fixed for the sale, which took place in July, of Telecom Italia's investment in Telemaco Immobiliare to the company Mirtus.

     The net proceeds were euro 192 million for the Telecom Italia Group with a gross gain of euro 134 million for the Parent Company, Telecom Italia, and euro 110 million for the Group.

     On October 31, 2002, Telemaco Immobiliare exercised a put option on 28 real estate properties owned by Telegono (a company which is held 40% by Telecom Italia, 45% by the Beni Stabili group and 15% by Lehman Brothers, analogously to the original shareholder base of Telemaco Immobiliare) based on agreements formalized in July 2002 between Mirtus and the three sellers of the company. For purposes of the acquisition of such assets, Telegono signed a loan agreement that will be extinguished partly by the consideration from the sale in progress of such properties.

     Ortensia project

     On December 24, 2002, Telecom Italia and the other shareholders of Tiglio I (MSMC Italy Holding BV, Olivetti, Seat Pagine Gialle and Pirelli) and Tiglio II (POPOY Holding B.V.) formalized a binding agreement with the company Marzotto - which became executive on March 4, 2003 - to set up a common vehicle company for the land owned by Tiglio I and Tiglio II together with the portfolio of areas owned, directly and indirectly, by Marzotto. The agreement calls for the deal to be finalized in 2003 through the spin-off of the land owned by Tiglio I and Tiglio II and other assets and liabilities related thereto to a company in which Marzotto, at the end of December 2002, on the basis of formalized agreements, had contributed a business segment inclusive of the land earmarked for the initiative. Given the valuation of the assets available at this time, it is expected that, when the spin-offs are completed, Telecom Italia will hold about a 28% stake in the company (in addition, at Group level, of the 1% stake that will be held by Seat Pagine Gialle).

     Events subsequent to December 31, 2002

     On January 27, 2003, the procedures were completed for the early purchase of 12 property units (for about 300,000 square meters) from Teleleasing S.p.A. that are used by Telecom Italia S.p.A. and other Group companies under financial leasing contracts. The deal involved a total financial payment of some euro 369 million for the entire Group.

[]   FOREIGN HOLDINGS

     The corporate function Foreign Holdings, operating under the corporate control structure, heads up the companies Telecom Italia International, 9Telecom group (consolidated up to June 30, 2002), the BBNed group, the Telekom Austria group, Telekom Srbija, Etec S.A. and Netco Redes. The function ensures the coordination, leveraging and rationalization of the foreign holdings held by Telecom Italia operating in the fixed and integrated fixed-mobile TLC business.

     The table shows the key highlights for 2002, compared to those for 2001, restated for the purposes of comparison.

     ----------------------------------------------------------
     (millions of euro)                   2002         2001
     ----------------------------------------------------------
     Sales and service revenues            214          292
     Gross operating loss                  (49)        (149)
     ----------------------------------------------------------

     The above data refers to the BBNed group and Telecom Italia International and the 9 Telecom group, consolidated line-by-line for the first six months of 2002 only since they were sold in August 2002, as described below. The two years are therefore not comparable.


     As far as the principal corporate transactions are concerned, the following can be said:

     - on August 1, 2002, the Telecom Italia group finalized the sale of the investment in Auna and Multimedia Cable to Endesa, Union Fenosa and Banco Santander Central Hispano, realizing a total consolidated gross gain of euro 1,245 million, including the stake sold through TIM International.

     - On August 26, 2002, the French group 9Telecom was sold to LDCom with the simultaneous purchase on the part of Telecom Italia International of a 7.22% stake in LDCom (euro 172 million). At December 31, 2002, the stake was reduced to 6.99% after the company effected a reserved capital increase in November. In the 2002 financial statements, the Telecom Italia Group adjusted the carrying value to euro 51 million.

     - Telecom Italia International, following the agreement reached in June with OIAG, in the month of November, sold 75,000,000 Telekom Austria shares at a price of euro 7.45 per share, reducing its investment from 29.78% to 14.78%. The transaction resulted in gross proceeds of euro 559 million with a loss of euro 135 million. The carrying value of the investment in the 2002 financial statements is in line with market value; the residual holding is gradually being sold.

     - On December 28, 2002, the Telecom Italia Group announced that it had reached an agreement for the sale of its 29% stake in Telekom Srbija to PTT Srbija. The agreement for the sale was finalized on February 20, 2003 and the closing is scheduled to take place by the end of June.

          PTT will pay euro 195 million, 120 million of which will be paid in four installments beginning February 2003. The remaining amount will be paid in six semi-annual installments beginning January 2006. The shares sold will be deposited with an international bank until full payment of the price.

     Finally, as regards the investment in Netco Redes (Spain), the carrying value of the investment was adjusted to market value as at December 31, 2002, with an impact on the consolidated financial statements of the Telecom Italia Group of euro 96 million.

[]   TELESPAZIO

     In 2002, the Telespazio Business Unit included the Telespazio group, sold in November 2002 and with only the statement of income consolidated up to September 30, 2002, and the "Satellite Telecommunications" business segment of Telecom Italia.

     The following table shows the key highlights of the Telespazio Group (included in the scope of consolidation until September 30, 2002) and the Satellite Telecommunications business segment of Telecom Italia, compared to the whole of 2001, which included the effects of the interruption of the Astrolink initiative.

     --------------------------------------------------------------
     (millions of euro)                  2002               2001
     --------------------------------------------------------------
     Sales and service revenues           237                648
     Gross operating profit                12                159
     Operating income (loss)               (6)                60
     --------------------------------------------------------------

[]   OTHER SUBSIDIARIES

     Telecom Italia Finance S.A.

     Held by: Telecom Italia 100.00%

     Under the reorganization of the Telecom Italia Group companies in Luxembourg, in October 2002, Sogerim S.A. was absorbed by its sole shareholder Softe S.A., and Huit II was absorbed by its sole shareholder TI Media S.A..

     On December 16, 2002, Softe S.A. incorporated TI Media S.A. and the new company was merged with TI WEB S.A., which, on the same date, changed its name to Telecom Italia Finance. The financial statements used in the merger were those as at October 31, 2002.

     Following the merger, beginning November 1, 2002, TI Finance took over responsibility of the international treasury function operating in support of the financial needs of the foreign companies of the Telecom Italia Group, a task previously carried out by Softe.

     From an economic standpoint, TI Finance's financial statements for the year ended December 31, 2002 include the former TI WEB, and beginning November 1, 2002, Softe and TI Media. Therefore, a comparison with the corresponding prior year's figures would not be meaningful.

     The company ended the year 2002 with a loss of euro 85 million, due principally to writedowns for euro 80 million. The writedowns specifically refer to euro 24 million for the adjustment of third-party bonds in portfolio to market price, euro 56 million for the adjustment of investments to market value and the adjustment of the investment in GLB Servicoes Interativos S.A. (Globo.com). to the sales price.

     Saiat S.p.A.

     Held by: Telecom Italia 100.00%

     The company carries out support services for the Parent Company, Telecom Italia, in the financial area and in investment management.

     In 2002, in particular, the company continued to provide services under the program for the securitization of Telecom Italia trade accounts receivable. Under the "Progetto Tiglio", the company sold its interest (99.42%) in TELIMM to MSMC Immobiliare and, as part of the reorganization of the Luxembourg companies of the Group, sold its stakes in Softe (0.01%) and Sogerim (0.05%).

     TI Learning Services S.p.A.

     Held by: Telecom Italia 100.00%

     The company operates in the sector of training with the aim of achieving a leadership position in the market of Learning & Knowledge Management. Thanks to the technologies at its disposal and the experience gained in this field, the company is able to design complex and customized training systems that can be used by large numbers of people. Its product range includes more than 1,000 courses for continuous training, particularly on topics associated with ICT and Business Management. At December 31, 2002 the conferral of the "Training" business segment of Telecom Italia was completed, concluding the project to rationalize the companies of Telecom Italia operating in the field of traditional and web-based training approved by the Board of Directors of Telecom Italia on December 18, 2001.

     Activities during 2002:

     - Strengthening of commercial action, on internal and external markets, regarding the services industry and the Public Administration, as well as participation in bids for training with financial backing

     - Harmonization of production, rationalization and cost-cutting processes


[]   OTHER AFFILIATED COMPANIES

     STREAM S.p.A.

     Held by: Telecom Italia 50.00%

     On October 1, 2002, Telecom Italia reached an agreement with News Corporation over the creation of a single Italian pay-TV company (single platform) born of the integration Stream and Tele+. Under this agreement, Telecom Italia will hold a 19.9% stake in the single platform and News Corporation the remaining 80.1% stake. Telecom Italia, at the closing, will pay a price of euro 31.84 million for the 19.9% interest in Tele+ and will waive the receivables due to the Group companies from Stream accrued up to the end of 2002 for some euro 147 million (a figure entirely set aside in the 2001 financial statements). In the meantime, News Corporation will waive the receivables due from Stream for the same amount. Execution of the contract is subject to the approval of the European Antitrust Authority which will announce its decision by the end of April 2003.

                                      ***

     Furthermore, in 2002, the following transactions were carried out:

     o under the project to create the Administrative Services Center (ASC) of the Telecom Italia Group, in December, the ASC business segment of Telecom Italia absorbed the business segments performing administrative and accounting activities of the companies Holding Media e Comunicazione (effective December 31, 2002) and TIM (effective January 1, 2003). The TIM business segment comprises 96 human resources and the Holding Media e Comunicazione business segment has 13 resources;

     o on December 20, 2002, Telecom Italia reached an agreement for the sale to the Accenture group of 100% of TE.SS - Tele Pay Roll Services, a company responsible for the administration activities connected with human resources management of the Telecom Italia Group. The sales price was set at euro 10 million. The transaction, which is part of the divestiture program for the non-core businesses of the Telecom Italia Group, was executed on February 28, 2003, with delivery of the shares.

[]   SUSTAINABILITY SECTION

INTRODUCTION

As from this year the Annual Report will include a Sustainability Section, which shows the Group's attention to its stakeholders, stakeholder satisfaction being fundamental to its reputation and ability to compete in the market in the medium-to-long term. The section covers the same information reported last year under Other Relevant Information about Telecom Italia Group but is organized by pertinent shareholder.

Accordingly, the Corporate Governance report is included in the section on shareholders and new information is provided specifically regarding customers, suppliers, competitors, future generations, the Community, and the State, and in greater depth in the attached Sustainability Report.

[]   SUSTAINABILITY PROGRESS IN 2002

     The Sustainability Report was already updated in 2001 when it was produced as a joint publication with the Annual Report.

     In March 2002, the Telecom Italia Group signed up to the Global Compact's nine principles set by the UN Secretary General, Kofi Annan, concerning human rights, labor and the environment.

     During 2002, a new Sustainability reporting system was developed allowing around 380 Key Performance Indicators, both quantity and quality related, to be monitored at Group level. This set of information will make it possible to measure the impact of Sustainability in relation to all stakeholders inside and outside the Group.

     Telecom Italia and TIM were admitted to the FTSE4Good Global 100 Sustainability Index and Seat Pagine Gialle to the Dow Jones
     Sustainability Group Index, for which Telecom Italia and TIM have gained qualification.

     The Code of Ethics and Code of Conduct for Insider Dealing were introduced across the Group, joining the Charter of Values, the Environmental Charter and Charter of Services already in place [the texts can be viewed on www.telecomitalia.it]

     The first version of the Strategic Sustainability Plan was also prepared, forming an integral part of the 2003-2005 Industrial Plan presented to the Financial Community on February 14, 2003.

     The office of Sustainability Manager was established and organizational mechanisms were introduced for management of Sustainability at Group level.

     Sustainability governance actions in 2002 were therefore:

[GRAPHIC OMITTED]

Chart reading:

     [Principles:             UN Global Impact (1st and 2nd quarters)

     Sustainability Report:   Now joint publication with the Annual Report
                              (Triple Bottom Line) (1st, 2nd, and 3rd quarters)

     Verification:            New Sustainability KPIs for the Group (2nd, 3rd
                              and 4th quarters)

     Entry in indexes:        FTSE4Good for Telecom Italia and Tim. DJSI for
                              Seat and qualification for Telecom and Tim
                              (2nd, 3rd and 4th quarters)

     Standards:               Code of Ethics across the Group and Code of
                              Conduct within Telecom Italia (2nd, 3rd and 4th quarters)

     Planning:                2003-2005 Strategic Sustainability Plan (3rd and
                              4th quarters)

     Organization:            Group Sustainability Function Leaders (3rd and 4th
                              quarters)]

CHARTERS AND CODES

[]   CODE OF ETHICS

     The Group Code of Ethics, adopted on November 7, 2002, is the charter of fundamental values with which the Group identifies and which forms the framework for the whole corporate governance system. The Code is of basic importance in programmatic terms as the corpus of principles necessary for the ethically- oriented conduct of affairs and states the information objectives and values of business activities, with reference to the principal stakeholders with which the Group companies interact on a daily basis: shareholders, the financial market, customers, the community and employees.

     Under the Code, Group companies are committed to:

     - observing, and ensuring compliance within their organizations with, the laws in force in the countries in which they operate and the ethical principles commonly accepted in the conduct of business: transparency, correctness and fairness;

     - ensuring equal treatment for all classes of shareholders and avoiding biased behavior;

     - pursuing their business objectives exclusively through the excellence of their products and services rejecting recourse to illegal and improper conduct;

     - conducting their activities in accordance with the principles of transparency and fair competition, being aware of the importance to the market, investors and the community in general, of correct information on their operations;

     - contributing to the economic well-being and growth of the communities in which they operate by providing efficient and technologically advanced services; the Group companies also support social, cultural and educational initiatives aimed at personal development and improving standards of living;

     - employing resources responsibly, recognizing the central role of human resources, in the belief that the principal factor in the success of every business is the professional contribution of its employees, in a context of fairness and mutual trust;

     - forming investment and business decisions with respect for the environment and public health, considering environmental issues.

     Telecom Italia promoted adoption of the Code of Ethics in all companies belonging to the group.

     The governing bodies of all Group companies, their management and all those who work for them are required to observe the code in order to enforce the principles and commitments set by the Code and each company has the duty to make provision for appropriate procedures and, where necessary, sanction systems for violations.

[]   CODE OF CONDUCT

     The Code of Conduct for insider dealing, adopted on November 7, 2002, was drawn up in compliance with the regulation recently introduced by the Italian Stock Exchange, which requires listed companies to regularly disclose transactions in the listed stocks of the Company and its subsidiaries entered into by persons who may have access to price-sensitive information.

     The criteria assumed in drawing up the Code of Conduct are consistent with the fundamental choices of Telecom Italia's corporate governance: stringency, transparency and alignment with the best international practices. Additional information on the Code of Conduct regarding insider dealing is contained in the section on corporate governance.

HUMAN RESOURCES

[]   TELECOM ITALIA GROUP

       ---------------------------------------------------------------------------------------
                                                                                  Change in
       Employees at     Employees at                                               scope of
       Dec. 31, 2001    Dec. 31, 2002      Change     Hired         Left        consolidation
       ---------------------------------------------------------------------------------------
         109,956           101,713        (8,243)      7,207       (12,567)         (2,883)
       ---------------------------------------------------------------------------------------

     On December 31, 2002, Telecom Italia Group employed 101,713 people, 8,243 less than at year-end 2001. This reduction was the result of the change in the scope of consolidation (-2,883 people) and employee turnover (-5,360 people). The more significant movements in the Group from the change in the scope of consolidation were: exclusion of the 9Telecom group (-1,003 people), sale of Telespazio (-1,168 people), exclusion of Sogei and Consiel (in total - 1,538 people) and other minor movements (-711), as well as the addition of BLU (+618 people), the Webegg group (+719 people), Netesi and Epiclink (in total +168 people) and other minor companies (+ 32 people).

     With regard to employee turnover, during the year a total of 12,567 people left the Group and 7,207 people joined the workforce.

     The number of people employed in Italy is 82% of the overall workforce.

[GRAPHIC OMITTED]

Pie chart reading:

[TELECOM ITALIA GROUP: breakdown by age

under 32 - 17%

33 to 45 - 50%

over 45 - 33%]

[GRAPHIC OMITTED]

Pie chart reading:

[TELECOM ITALIA GROUP
breakdown by professional category

Workers - 7.2%

Senior Management - 2.2%

Middle Management - 5.8%

Clerical Staff - 84.8%]



[]   TELECOM ITALIA S.p.A.


-----------------------------------------------------------------------------------------------------------------
                                                                              Transfers from/to
     Employees at     Employees at                                               other Group
     Dec. 31, 2001    Dec. 31, 2002      Change      Hired       Left             companies             Services
-----------------------------------------------------------------------------------------------------------------
        61,081            54,705         (6,376)      398       (5,413)            (1,086)                (275)
-----------------------------------------------------------------------------------------------------------------

[]   DEVELOPMENT AND TRAINING

     Around 2 million hours were spent in training activities in 2002 (classroom and on-line learning and on-the-job training for employees in Italy) and around euro 35 million in actual costs. These activities were largely delivered by Telecom Italia Learning Services, the Group company appointed with development and marketing of learning packages, and primarily addressed:

     o specialist issues to meet the needs of specific businesses, with particular attention to development of customer focus and to training for front-end personnel (e.g., Info 12, Customer Relationship Management, Progetto Coaching, Progetto Concorde, Progetto CuORE, Progetto Fish);

     o management development initiatives for the Group's management, targeted both for change management according to the managerial model defined for the Group and for enhancement of skills and behaviors essential to creating value (e.g., Progetto Economics aimed at rapidly spreading knowledge about the economic value of an enterprise);

     o learning packages for professional groups, to integrate and develop activity-specific knowledge and skills (e.g., Human Resources, Investor Relations);

     o    institutional training for new employees in management roles.


[]   EMPLOYEE SATISFACTION

     In the first six months of the year 2002, the quantitative phase of the survey on employee attitudes across the group, known as the "Group Photo", was carried out via Intranet. A total of 33,919 questionnaires were completed.

     The results were communicated through the Group Intranet portal and focus group meetings. In October 2002, the qualitative phase of the survey was run with 19 focus groups, counting around one hundred participants selected from senior and middle managers, workers and clerical staff. Based on this feedback, the general picture of employee satisfaction and motivation shows steady improvement.

[]   INTERNAL COMMUNICATION

     In 2002, Internal Communication implemented a number of initiatives for Telecom Italia Group employees, including:

     - continuing the process of implementing the Group Intranet, which connected 75% of the Group companies at year-end 2002;

     - organizing a convention transmitted by satellite business TV to the 35 offices in Italy and worldwide, during which the Chairman, Marco Tronchetti Provera, illustrated the Industrial Plan to the Group's management;

     - making a calendar entitled "noi" (us), featuring 12 employees from different companies belonging to the Group, with the objective of developing a sense of belonging and integration between different cultures and businesses;

     - producing a newsletter e-mailed to all Group employees on the occasion of Telethon, the fundraising marathon broadcast by the RAI networks.

[]   INDUSTRIAL RELATIONS

     During the year, negotiations in the Group mainly covered the following areas:

[]   Employment

     On May 27, the Group framework agreement was signed with the labor unions to guarantee the correct number of the workforce in relation to the 2002-2004 Industrial Plan. In implementation of the understanding, a union agreement was signed on July 30, downsizing the Telecom Italia workforce by 3,803. Similar agreements were signed in the following months for other Group companies for a further reduction in force of 380.

     Under the same framework agreement, on October 8, Telecontact Center signed a union agreement for 350 new entrants and on November 13, an understanding was signed between Telecom Italia and the labor unions to recruit 110 young people in Domestic Wireline.

     Lastly, on December 12, the procedure transferring Blu employees to TIM was completed.

[]   Performance bonus

     On June 3, Telecom Italia and the labor unions reached agreement over the Performance Bonus for 2002, paid in relation to the Gross Operating Profit for financial year 2001. For the years 2003-2005 the bonus will be determined also considering a Customer Loyalty rating.

[]   Corporate reorganization

     Procedures were carried out for the sale of the business segments of Telecom Italia responsible for management and development of corporate real estate to the companies Pirelli & C. Commercial Agency, Pirelli & C. Project Management, Pirelli & C. Property Management and Tiglio II.

     Procedures were also completed for assigning organization units within the Group according to the missions of the various companies.


[]   TRANSFERS WITHIN THE GROUP

     Transfers of resources between the Business Units was particularly intensified during the year with a view to developing loyalty to the Group, creating new opportunities for professional development and balancing recourse to external recruitment. Around 1,300 resources were transferred at Group level.

[]   STOCK OPTION PLANS

     In 2002, two stock option plans were introduced, one for top management and one for middle management.

     The 2002 TOP plan, voted by the Board of the Directors of the Company by the power vested in it by the Extraordinary Shareholders' Meeting of June 12, 2001, was introduced in February 2002 and 11,800,000 options were granted to sixteen top managers. The strike price, defined as the normal value of the share at the time of the grant, in agreement with existing fiscal legislation, was (euro) 9.203. The plan covers a period of three years.

     The 2002 plan, instead, was reserved for Group management who already held options from the 2000 stock option plan and other executives hired after July 27, 2001 (the date of the start of the 2001 stock option plan). This plan was deemed necessary since, as a result of the general performance of the stock market during recent years, the 2000 plan had lost its effectiveness as a tool through which to encourage and retain management staff. The new plan was financed through the voluntary relinquishment of the 2000 plan by executives still working for the Group.

     The 2002 plan, at December 31, 2002, covered 440 managers of the Group, 398 of whom were already covered by the 2000 plan which, as stated, they voluntarily renounced.

     The options were granted in March, August and October. The strike price was defined as the normal value of the share in the month prior to the grant, in agreement with existing fiscal legislation. The weighted average price was (euro) 9.606. The plan covers a period of three years.

     In compliance with the recommendation contained in Consob Communication No. 11508 dated February 15, 2000, the following table summarizes the key features of the stock option plans in force in 2002:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            Options
                                                                                            expired
                                                               Options        Options      during the
                                   New options    Options    expired and   extinguished   year due to
                        Options      granted     exercised  not exercised   during the    termination     Options      of which
           Amount     existing at   during the   during the  during the     year due to   of service/   existing at  exercisable at
          (in euro)    1/1/2002        year         year        year       renouncement   other reason  12/31/2002    12/31/2002
===================================================================================================================================
         No.options     9,846,650       -         1,375,150       -               -             -         8,471,500     8,471,500
        ---------------------------------------------------------------------------------------------------------------------------
1999      Exercise
Plan       price             6.79       -              6.79       -               -             -              6.79          6.79
        ---------------------------------------------------------------------------------------------------------------------------
          Market
           price            9.713       -             9.325       -               -             -             7.202       -
===================================================================================================================================
         No.options    50,570,000       -            -            -          29,820,000        150,000   20,600,000    10,699,996
        -------------------------------------------------------------------------------  ------------------------------------------
          Exercise
2000       price           13.815       -            -            -              13.815         13.815       13.815        13.815
Plan    ---------------------------------------------------------------------------------------------------------------------------
           Market
            price           9.713       -            -            -               9.837          8.062        7.202       -
===================================================================================================================================
         No.options    66,320,000       -            -            -               -          2,032,500   64,287,500    32,560,000
        -------------------------------------------------------------------------------  ------------------------------------------
          Exercise
2001       price           10.488       -            -            -               -             10.488       10.488        10.488
Plan    ---------------------------------------------------------------------------------------------------------------------------
           Market
            price           9.713       -            -            -               -              8.163        7.202       -
===================================================================================================================================
        No.options         -        30,998,000       -            -               -          1,974,000   29,024,000       -
        ---------------------------------------------------------------------------------------------------------------------------
          Exercise
2002        price          -             9.606       -            -               -              9.665        9.602       -
Plan    ---------------------------------------------------------------------------------------------------------------------------
           Market
            price          -             9.771       -            -               -              7.735        7.202       -
===================================================================================================================================
          No.options       -        11,800,000       -            -               -             -        11,800,000       -
        ---------------------------------------------------------------------------------------------------------------------------
2002      Exercise
TOP         price          -             9.203       -            -               -             -             9.203       -
Plan    ---------------------------------------------------------------------------------------------------------------------------
           Market
            price          -             8.694       -            -               -             -             7.202       -
===================================================================================================================================

-------------------------------------------------------------------------------------------------------------------------
                                            Number of options granted at
                                                    12/31/2002
                                               and exercisable from
                   Exercise
                     price       ----------------------------------------------------                    Maximum period of
  Plan             (in euro)     2001       2002         2003        2004        2005         Total           options
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        3 years beginning
1999                 6.79    3,755,750    4,715,750       -           -           -          8,471,500    from each year
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        5 years beginning
2000               13.815    5,349,998    5,349,998    9,900,004      -           -         20,600,000    from each year
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        5 years beginning
2001               10.488       -        32,560,000   31,727,500      -           -         64,287,500    from each year
-------------------------------------------------------------------------------------------------------------------------
                    9.665       -            -         8,395,200    8,395,200  11,193,600   27,984,000  5 years beginning
2002                7.952       -            -           252,000      252,000     336,000      840,000    from each year
                    7.721       -            -            60,000       60,000      80,000     200,000
-------------------------------------------------------------------------------------------------------------------------
2002 TOP            9.203        -        -            3,540,000    3,540,000   4,720,000   11,800,000  5 years beginning
                                                                                                          from each year
-------------------------------------------------------------------------------------------------------------------------

                                                                                                                       86

SHAREHOLDERS: CORPORATE GOVERNANCE

CODES, PRINCIPLES AND PROCEDURES

During 2002, the Company and the Group continued to improve the instruments used for corporate governance. In this context, the Group's fundamental decision to comply with the principles formulated by the Corporate Governance Committee (encompassed in the "Preda Code") was accomplished through the adoption of practices and principles of conduct, formalized in specific codes and procedures aimed at realistically putting into practice the principles of the Preda Code and adapting the system of corporate governance to the specific realities of the Company and Group. Contemporaneously, the review of certain previously adopted instruments was, for the most part, completed in accordance with the principle that governance practices should be constantly subject to verification and updating, in order to respond in a timely and effective manner to the demands arising from changes in operating practices and the evolution of the overall internal and external regulatory context. Within that framework, an overall review of the Company's Code of Self-discipline is being planned and a Group project is being developed that is aimed at verifying the suitability of the organizational models already in place in respect of the regulations set forth by Legislative Decree No. 231 of 2001, regarding the administrative responsibility of entities for violations committed by their associates, with consequent adjustment, where necessary, to the internal control system. The documents related to the corporate governance instruments adopted by Telecom Italia during 2002 and summarized below, are, for the most part, available for consultation on the Company's website: www.telecomitalia.it.

Code of Ethics

The system of corporate governance of the Telecom Italia Group was implemented during 2002 with the adoption of the Code of Ethics that ideally is the foundation of the entire system and represents the "charter of values" of the Group, establishing, in programmatic terms, the corpus of principles for the ethically- oriented conduct of affairs to which the Group aspires. The Code of Ethics, adopted by Telecom Italia and to be gradually adopted by all Group entities, sets out the objectives and guiding values of the business activities, with reference to the principal stakeholders with which Group companies find themselves interacting on a daily basis: shareholders, the financial market, customers, the community and employees.

Transactions with related parties and information flows

During 2002, the Company adopted a series of principles of conduct concerning the manner in which transactions with related parties, including intra-group transactions, are carried out. The principles of conduct are directed towards guaranteeing true accuracy and transparency in these transactions, both in substance and in form, with full joint responsibility being assumed the entire Board of Directors in the related decisions. At the same time, internal rules were formalized, through a specific procedure, for the collection and communication to the Board of Statutory Auditors - in accordance with Article 150, paragraph 1, of Legislative Decree No. 58 of 1998 ("Testo Unico of Finance") - of the most exhaustive information inherent to the activities being carried out, to the most significant economic, financial and equity transactions, to transactions with related parties (including intra-group transactions) and to atypical or unusual transactions. Contemporaneously, that procedure ensures the completeness of information flows - also recommended by the Preda Code - from the Directors responsible for those activities to all members of the Board of Directors.

Code of Conduct on insider dealing

In accordance with the regulations recently introduced in the Regulation of Markets Organized and Managed by Borsa Italiana, Telecom Italia has adopted a Code of Conduct on insider dealing aimed at disciplining the obligatory regulations concerning disclosure requirements and conduct inherent to transactions on the Group's listed securities carried out by persons who, by virtue of their positions held in the Group, have access to confidential "price sensitive" information. The criteria adopted in the drafting of the Code are consistent with Telecom Italia's fundamental decisions regarding governance: stringency, transparency and alignment with the best international practices.

Procedure for the communication of price sensitive information to the market

At the beginning of the current year, the Company formalized a specific Procedure containing the practices to be followed in the communication of price sensitive information to the market. The Procedure establishes the operating procedures for the circulation of that type of information to the market, identifies the Company Functions and Structures involved in the process, and also regulates the procedures to be followed in the event of rumors or requests for information by those responsible for the surveillance and management of the market. Furthermore, the Procedure regulates the activities to be carried out for meetings with the financial community and the Press, so as to guarantee a non-selective use of Company information.

With regard to the internal management of information relating to Telecom Italia, specific guidelines have been adopted for some time regarding the classification and management of information from the viewpoint of Company confidentiality and privacy.

BOARD OF DIRECTORS

Composition

The number of members of the Board of Directors has not changed during 2002 compared to that fixed during the Shareholders' Meeting of November 7, 2001. The Board of Directors is thus comprised of fifteen members.

During the year, following the resignations of the Directors Paolo Maria Grandi and Enrico Bondi (in July and September 2002, respectively), Pietro Modiano and Riccardo Ruggiero (already General Manager of the Company) were nominated as Directors of Telecom Italia. Consequently, the present members are: Gilberto Benetton (Deputy Chairman), Carlo Orazio Buora (Managing Director), Umberto Colombo, Francesco Denozza, Luigi Fausti, Guido Ferrarini, Natalino Irti, Gianni Mion, Pietro Modiano, Massimo Moratti, Carlo Alessandro Puri Negri, Riccardo Ruggiero (Managing Director and General Manager), Pier Francesco Saviotti, Marco Tronchetti Provera (Chairman) and Roberto Ulissi. The Board's term of office was set for three years, expiring at the time of approval of the 2003 financial statements.

As recommended by the Preda Code, the offices held by the Directors in other listed companies, in financial, banking or insurance companies or in companies that are significant in size are set out below:

Chairman                     Marco Tronchetti Provera      Chairman of CAMFIN S.p.A., Chairman and CEO of Pirelli
                                                           S.p.A., Chairman of Pirelli & C. S.a.p.A., Olimpia S.p.A. and
                                                           Pirelli & C. Real Estate S.p.A., and Deputy Chairman and
                                                           Managing Director of Olivetti S.p.A..
Deputy Chairman              Gilberto Benetton             Chairman of Edizione Holding S.p.A., Autogrill S.p.A.,
                                                           Ragione S.a.p.A. and Verde Sport S.p.A., Deputy Chairman
                                                           of the Benetton Foundation, Olimpia S.p.A. and Olivetti
                                                           S.p.A., Director of Area Nord Concessionaria di Pubblicita,
                                                           Autopistas C.E.S.A., Autostrade S.p.A., Banca Antoniana
                                                           Popolare Veneta, Benetton Group S.p.A., Beni Stabili
                                                           S.p.A., HMS Host Corp., Lloyd Adriatico S.p.A., Pirelli
                                                           S.p.A., Mediobanca S.p.A., Schemaventotto S.p.A. and Sep
                                                           S.p.A..
Managing                     Carlo Buora                   Director of Pirelli & C., Managing Director and General
Director                                                   Manager of Pirelli S.p.A., Director of Pirelli & C. Real Estate
                                                           S.p.A. and Olimpia S.p.A., Managing Director of Olivetti
                                                           S.p.A., Chairman of Tim S.p.A., Director of HDP Holding di
                                                           Partecipazioni S.p.A., Ras S.p.A., Mediobanca S.p.A.,
                                                           Olivetti Tecnost and F.C. Internazionale.
Managing                     Riccardo Ruggiero             Deputy Chairman of Banca della Rete, Director of Telecom
Director -                                                 Italia America Latina and Sia S.p.A..
General Manager

                                                                                                                        88

Director                Umberto Colombo                    Chairman of Novamont S.p.A., Alcantara S.p.A. and Kemyx
                                                           S.p.A., and Director of ACEA S.p.A., Impregilo S.p.A., Snia
                                                           S.p.A. and Energy Conversion Devices.
Director                Francesco Denozza
Director                Luigi Fausti                       Chairman of Patrimonio Immobiliare dello Stato S.p.A., and
                                                           Director of MONRIF S.p.A..
Director                Guido Ferrarini                    Independent Director of Erg S.p.A. and Grandi Navi Veloci
                                                           S.p.A..
Director                Natalino Irti
Director                Pietro Modiano                     Director of Borsa Italiana S.p.A., E-Mid S.p.A., Euro Capital
                                                           Structures Ltd, Equinox Inv. Comp. S.c.p.a., TLX S.p.A., Mts
                                                           S.p.A. and Locat S.p.A., Deputy General Manager of
                                                           Unicredito Italiano S.p.A., Chairman of Pioneer Global Asset
                                                           Management S.p.A. and TradingLab Banca S.p.A., and
                                                           Deputy Chairman of Unicredit Fondi SGR p.A., Pioneer Inv.
                                                           Management USA Inc. and MonteTitoli S.p.A..

Director                Gianni Mion                        Managing Director of Edizione Holding S.p.A. and
                                                           Schemaventotto S.p.A., Deputy Chairman of Telecom Italia
                                                           Mobile S.p.A., Director of Benetton Group S.p.A., Autogrill
                                                           S.p.A., 21 Investimenti S.p.A., Autostrade S.p.A., Sagat
                                                           S.p.A., Olimpia S.p.A., Olivetti S.p.A., Seat PG S.p.A.,
                                                           Interbanca S.p.A., Banca Antonveneta S.p.A. and 21
                                                           Partners Societa di Gestione del Risparmio S.p.A..

Director                Massimo Moratti                    Managing Partner of Angelo Moratti di Gian Marco e
                                                           Massimo Moratti & C. S.a.p.a., Managing Director and
                                                           Deputy Chairman of Saras S.p.A. Raffinerie Sarde,
                                                           Chairman of F.C. Internazionale Milano S.p.A. and Sarint
                                                           S.A., and Director of Interbanca.

Director                Carlo Alessandro Puri              Director of Aon Italia S.p.A., Deputy Chairman and
                        Negri                              Managing Director of Pirelli & C. Real Estate S.p.A., Deputy
                                                           Chairman of CAMFIN S.p.A. and Pirelli & C. Ambiente
                                                           S.p.A., Director of Pirelli S.p.A., Olimpia S.p.A., Olivetti
                                                           S.p.A., Pirelli & C. S.a.p.A. and Parmasteelisa S.p.A.,
                                                           General Manager of Pirelli & C. S.a.p.A., and Management
                                                           Representative of Voting Trust of Pirelli & C. S.a.p.A..

Director                Pier Francesco Saviotti            Director of Stefanel S.p.A., TOD'S S.p.A., Danieli S.p.A. and
                                                           Linificio e Canapificio Nazionale S.p.A., and General
                                                           Manager of Intesa BCI S.p.A., with responsibility for the
                                                           credit area.

Director                Roberto Ulissi                     General Manager Responsible for the 4th Directorate of the
                                                           Department of Treasury of the Ministry of Economy and
                                                           Finance (Banking and Financial Sector and Legal Affairs).

Independent Directors

Members of the Board of Directors that are considered independent, in accordance with the guidelines set down by the Preda Code, are those that (i) do not have, nor have they recently had, either directly, indirectly or on behalf of third parties, economic relationships of such significance as to influence the independence of their judgment with regard to the Company, its subsidiaries, its Executive Directors, or its controlling shareholder or group of shareholders; (ii) do not hold directly, indirectly or on behalf of third parties equity investments of such magnitude as to allow them to exercise control or significant influence over the Company, nor do they participate in shareholder agreements for control over the Company and (iii) are not close family members of Executive Directors of the Company or of persons that find themselves in the above situations.

Furthermore, Telecom Italia has adopted as a further condition of independence the requirement that Directors not participate in shareholder agreements containing clauses concerning the composition and the resolutions of the Board of Directors.

In light of the declarations given by the members of the Board of Directors, the Directors Umberto Colombo, Francesco Denozza, Luigi Fausti, Guido Ferrarini, Natalino Irti and Roberto Ulissi are considered independent.

Executive Directors

In September 2002, the Board of Directors reviewed the overall system of mandates of the Company's Executive Directors' (Chairman and Managing Directors), which are as follows:

- the Chairman Marco Tronchetti Provera is granted the powers necessary to execute all acts pertaining to the corporate activity in its various forms, with the exception of investments and acts to dispose of investments in subsidiaries and associated companies, and companies or businesses thereof, of amounts in excess of euro 250 million per transaction. Furthermore, the signature of the Chairman must be joined by that of a Managing Director for the issue of guarantees against obligations of Telecom Italia or its subsidiaries in excess of euro 250 million or against the obligations of third parties in excess of euro 100 million. The Chairman is further granted emergency powers regarding matters under the Board of Directors' responsibility, the duty of reporting to the Board of Statutory Auditors in the manner and under the terms required by Article 13 of the by-laws, the mandate to provide for the management of confidential information and ensure the functioning and adequacy of the internal control system, and the power to appoint one or more persons in charge;

- the Managing Director Carlo Orazio Buora is granted the powers necessary to execute all acts pertaining to the corporate activity in its various forms, with the exception of investments and acts to purchase, sell and dispose of investments in subsidiaries and associated companies, and companies or businesses thereof, and of goods and services in general of amounts in excess of euro 150 million per transaction. The Managing Director Carlo Orazio Buora may issue guarantees against the obligations of Telecom Italia or its subsidiaries not in excess of euro 150 million, or against the obligations of third parties not in excess of euro 50 million;

- the Managing Director Riccardo Ruggiero is granted the powers necessary to execute all acts pertaining to the corporate activity in its various forms, with the exception of investments and acts to purchase, sell and dispose of investments in subsidiaries and associated companies, and companies or businesses thereof, and of goods and services in general of amounts in excess of euro 75 million per transaction, and with the exception of the issue of guarantees. The powers of the Managing Director Riccardo Ruggiero exclusively relate to the activities of the Domestic Wireline Business Unit.

In respect of the limits of value described above, an individual transaction is intended to mean the aggregate of transactions that, while individually may be below the thresholds indicated, prove to be linked together within the same strategic or executive structure and therefore, when considered together, exceed the materiality threshold.

During 2002 the Company, as mentioned previously, adopted a procedure to formalize the rules for the collection and communication to the Board of Statutory Auditors and Board of Directors of the most exhaustive information inherent to the activities carried out, to the most significant economic, financial and equity transactions, to transactions with related parties (including intra-group transactions) and to atypical or unusual transactions. This procedure sets in motion the information flows recommended by the Preda Code through which the appointed Directors periodically report to the Board of Directors and the Board of Statutory Auditors on the activities they have carried out in exercising the mandates conferred upon them. That information includes executive activities and the status of transactions already approved by the Board of Directors; in particular, Executive Directors report on the activities carried out by them - also through the Company's and its subsidiaries' structures - in exercising the mandates conferred upon them, including the initiatives adopted and projects launched.

Roles and Activities of the Board of Directors

In accordance with Telecom Italia's by-laws, the Board of Directors has full and ample powers for the ordinary and extraordinary administration of the Company, including all responsibilities that are not, under the law and the by-laws, expressly reserved for the general Shareholders' Meeting. Furthermore, the Board
- in accordance with paragraph 1.3 of Telecom Italia's Code of Self-discipline - is exclusively responsible for (i) the examination and approval of the Company's and Group's strategic, industrial and financial plans; (ii) the examination and approval of transactions (including, for example, the acquisition and divestiture of direct or indirect controlling interests) of particular economic or strategic significance, with particular reference to transactions with related parties; (iii) the granting and revoking of the mandates of the Managing Director and the Executive Committee, if established, defining the limits, operating procedures and frequency, normally not less than every three months, with which they should report to the Board on the activities they have carried out in exercising their mandates; (iv) the determination, after having examined the proposals of the specific committee and consulted the Board of Statutory Auditors, of the compensation of the Managing Directors and those who hold particular offices, and, providing that the Shareholders' Meeting has not already taken steps to do so, the breakdown of the overall compensation due to individual members of the Board and committees; (v) the supervision of the general management performance, with particular attention to situations of conflict of interest, taking into consideration information received from the Managing Director and the Audit and Corporate Governance Committee, and periodically comparing the results achieved with those planned; (vi) the verification of the adequacy of the Company's and Group's general organizational and administrative structure drawn up by the Managing Director.

In addition to the above matters, that are also recommended by the Preda Code, the Board - based on the provisions of paragraph 1.3 of the Code of Self-discipline - is responsible for (vii) the preparation and adoption of the Company's rules of corporate governance and the definition of the Group's corporate governance guidelines; (viii) the evaluation and approval of the Company's and Group's annual budgets; (ix) the evaluation and approval of the periodic accounting documentation as provided by the existing regulations; (x) the examination and approval of investments and divestitures (also in real estate) of amounts exceeding Lire 500 billion (approximately euro 258.2 million); (xi) the nominating, revoking and conferring of powers of the General Managers of the Company, by proposal of the Managing Director; (xii) the appointments for the offices of Managing Director and Chairman in subsidiaries with sales equal to or higher than Lire 2,000 billion (approximately euro 1,033 million) - as per the latest available financial statements - and (xiii) reporting to the Shareholders during Shareholders' Meetings.

The criteria adopted by Telecom Italia to identify transactions that should be examined, in advance, by the Board of Directors are both quantitative and qualitative, in that - in addition to an assessment of relevance based on the value of the transaction - an evaluation is carried out of the actual impact of the transaction on the performance of the Company. This may result in the requirement for advance Board approval of transactions that, while being lower than the defined materiality thresholds, exhibit particular critical elements, such as the nature of the counterparty, the time-frame of execution or the potential risks deriving from the transaction. In this regard, during 2002 the Company adopted - as previously highlighted - a series of principles on the execution of transactions with related parties, by virtue of which the Board of Directors approves, in advance, transactions with related parties, including intra-group transactions, with the exception of typical or usual transactions or those to be concluded under standard conditions.

During 2002, the Board met nine times, more than double that required by the Company's Code of Self- discipline (paragraph 3.3 indicates a frequency of at least four meetings per year) and a greater number than communicated beforehand in disclosure to the market (eight meetings).

Attendance at the meetings by Directors was always very high, with a percentage attendance that was never below 73% of Directors; statistically, even the independent Directors participated in the Board's activities with notable regularity, always ensuring an overall minimum presence of above 66% of independent Directors.

As provided by the Company's Code of Self-discipline, it is normal practice for the Directors to be provided, sufficiently in advance of the Board meetings, with the documentation and information necessary to allow them to effectively participate in the Board's business.

In December 2002, the Company distributed a calendar of Company events for 2003, which included the planned Board meetings. In particular, Telecom Italia will, again in 2003, anticipate the publication of the annual and semiannual financial statements, in order to take advantage of the possibility, provided by Consob Regulation 11971 of 1999, to be exempted from the preparation of the second and fourth quarter accounts.

DIRECTORS' NOMINATION AND COMPENSATION

Nomination of Directors

Telecom Italia S.p.A.'s by-laws provide that the nomination of members of the Board of Directors occur through a ballot based on lists of candidates. That system, in place since 1997, is intended to ensure adequate representation of minority shareholders on the Board and has rendered the establishment of a nominating committee unnecessary. For the nomination of the Directors, it is now common practice in Telecom Italia to make the profiles of each candidate available to the shareholders, at the registered office, the secondary office and the premises where Shareholders' Meetings are held, so as to enable shareholders to become acquainted with their personal and professional characteristics and exercise their voting rights more knowledgeably.

Directors' Compensation Committee

As already highlighted in the annual report on Corporate Governance in the 2001 financial statements, the Board of Directors has a Directors' Compensation Committee with investigative and advisory functions. No changes were made during 2002 to the composition or responsibilities of the Directors' Compensation Committee, which has particular responsibility for formulating proposals to the Board in respect of the compensation of the Managing Directors and of those Directors who hold specific offices, and, at the Managing Directors' indication, in respect of the determination of criteria for the compensation of top management of the Company. The Committee is composed of the independent Directors Luigi Fausti (Chairman) and Umberto Colombo, and of Pier Francesco Saviotti.

During 2002, the Committee held six meetings, during which it examined subjects related to the start-up of new stock option plans, the criteria to be utilized for the compensation of management and the incentive formulas. Furthermore, the Committee identified the reference parameters for the variable component of Executive Directors' compensation, in accordance with
Article 2389, paragraph 2, of the Italian Civil Code.

With reference to the choices made by the Company regarding the compensation of top management of the Company, the current system provides for the allocation of compensation broken down into a fixed component and a variable component, contingent upon the achievement of predetermined budget objectives. The system is similar to that used for the rest of management which - in addition to the base salary - provides for the presence of incentive and loyalty systems by means of stock options. More detailed information on the stock option plans are contained in the "Human Resources" paragraph, above.

During its meetings the Committee has availed itself of the assistance of external consultants, in addition to Company personnel.

INTERNAL CONTROL SYSTEM

The system of internal controls - briefly outlined in the Company's Code of Self-discipline - is a process aimed towards guaranteeing the efficiency of administrative and operational management, its understanding and verification, the reliability of the accounting and management data, the observance of the laws and regulations from every source and the safeguarding of the Company's integrity, also to prevent fraud that may damage the Company and the financial markets.

As disclosed in the previous year's report on Corporate Governance, the Telecom Italia Group has approved the organizational decision to concentrate the so-called internal audit activities in a specific consortium company, with the formation of In.Tel.Audit - S.c.a r.l..

That solution, which was born out of the need to take into consideration the objective complexity of the Group (while at the same time evaluating the professional resources within), as well as the new requirements set forth by Legislative Decree No. 231/2001, was further implemented during 2002. Having taken into consideration the approach, now common in international doctrine and practice, by which the functions of those in charge of internal control should be the verification of the adequacy and efficiency (i.e. proper functioning) of the internal control system and - where anomalies are discovered - the proposal of necessary corrective solutions, In.Tel.Audit - S.c.a.r.l. was identified as being in charge of internal control, responsibility for internal auditing.

This organizational solution permits the maximization of independence of the those in charge of internal control from the Company's organizational structure, from which they work in complete autonomy, reporting their findings to the Chairman, the Audit and Corporate Governance Committee and the Board of Statutory Auditors. The execution of any "maintenance" interventions on the internal control system recommended by those in charge of internal control is then, depending on the occasion, the responsibility of the various sectors of the Company or Group companies, based on the recommendations drawn up by the Board of Directors. Furthermore, the Company, in order to facilitate the overall operation of the system, will identify an "individual in charge of execution" of the above-mentioned interventions.

The Board of Directors - based on the checks carried out and having taken account of the improvement initiatives undertaken - considers the system of internal control to be adequate for the needs of the Company and in respect of the regulations in force.

Audit and Corporate Governance Committee

Telecom Italia's Audit and Corporate Governance Committee, in its composition and in the activities carried out by it, has already adapted to the regulations of the Code of Self-discipline adopted by Borsa Italiana in July 2002.

The Committee is, in fact, composed exclusively of independent non-executive Directors, including the Directors Roberto Ulissi (Chairman), Guido Ferrarini and Natalino Irti. The Chairman of the Board of Statutory Auditors or, when it was considered appropriate to hold a joint meeting, all members of the Board participated in the meetings of the Committee, of which in 2002 there were eight.

The Audit and Corporate Governance Committee, based on the provisions of Telecom Italia's Code of Self- discipline, carries out the following activities: (i) evaluates the adequacy of the internal control system; (ii) evaluates the work plan prepared by those in charge of internal control and receives periodic reports from the same; (iii) evaluates proposals formulated by independent audit firms wishing to be appointed as auditors, and the audit plan and results expressed in the letter of recommendations; (iv) discloses to the Board, at least every six months, at the time of the approval of the annual and semiannual financial statements, the work carried out by it and the adequacy of the system of internal control; and (v) monitors compliance with and periodic updating of the corporate governance regulations.

During 2002, the Committee contributed to the process of implementation of the corporate governance instruments, participating in the analysis and the definition of the documents that were subsequently adopted by the Company in the above-mentioned period. Furthermore, in adopting the new recommendations of the Preda Code, the Committee examined, with the aid of the Company's Offices and the independent auditors

Reconta Ernst & Young, the appropriateness of the accounting principles used and their uniformity in the preparation of the consolidated financial statements, following the evaluation and verification activities undertaken by management on the reasonableness of the carrying values of the Group's investment portfolio.

The Committee placed particular attention on the evolution of the American corporate regulations (i.e. Sarbanes Oxley Act 2002).

TRANSACTIONS WITH RELATED PARTIES

As previously indicated, during 2002 the Company adopted a series of principles for the execution of transactions with related parties. On the basis of those principles the Board of Directors approves in advance transactions with related parties, including intra-group transactions, with the exception of transactions that are typical or usual or to be finalized at standard conditions. To this end, the Board of Directors receives adequate information on the nature of the relationship, the manner in which the transaction is to be executed, the conditions, even economic, for its realization, the valuation technique followed, the interests and underlying motivations and any risks to the Company. Furthermore, in the event that the relationship is with a Director or with a party related through a Director, the interested Director will be limited to providing clarification and will leave the Directors' meeting at the time of the deliberations.

In relation to the nature, value or other characteristics of the transaction, the Board of Directors, in order to avoid that the transaction is realized at unreasonable conditions, is assisted by one or more experts who, depending on the circumstances, expresses an opinion on the economic conditions, and/or the objectivity, and/or the technical aspects of the transaction.

HANDLING OF CONFIDENTIAL INFORMATION

With regard to the internal management of information relating to Telecom Italia, some time ago the Company adopted specific guidelines regarding the classification and management of information from the viewpoint of Company confidentiality and privacy, in the knowledge that information represents a strategic component of corporate wealth and a fundamental asset for the success of all organizations that operate in the Telecom Italia Group. However, the protection of information is not only an instrument to support the business, it is also a legal obligation in the event that it deals with personal data related to customers, employees, suppliers or other persons (either physical or juridical) external to or within the Company's organization.

At the end of 2002, in compliance with the regulations of Borsa Italiana, a Code of Conduct was adopted relating to insider dealing, that regulates the requirements for information and conduct in relation to transactions regarding the listed stocks of the Group carried out by "relevant persons" who operate within the Company. The criteria assumed in the drafting of the Code are consistent with the Telecom Italia's fundamental decisions regarding governance: stringency, transparency and alignment with the best international practices.

The Code goes beyond the regulations prescribed by Borsa Italiana, providing flexibility in the identification of persons subject to the disclosure obligation and extending the communication requirement to transactions executed on listed financial instruments issued by the Parent Company (in addition to the subsidiaries), even if carried out within an individual investment portfolio relationship, in which the client foregoes the right to give instructions.

Furthermore, Telecom Italia has significantly reduced the materiality thresholds, compared to those indicated by Borsa Italiana, on the transactions to be periodically communicated to the market (from euro 50,000 to euro 35,000) or to be immediately communicated at the time the transaction is carried out (from euro 250,000 to euro 80,000), assuming a flexible period of time for the verification of whether the materiality threshold for communication without delay has been attained. Finally, Telecom Italia's Code of Conduct - which came into force (on December 1, 2002) in advance of the obligatory deadline set by the Regulation of Borsa Italiana (of January 1, 2003) - limits the period of free trading of Group stocks by "relevant persons" and provides for a particularly stringent system of sanctions.

At the beginning of 2003, the Company formalized a specific Procedure containing the operating procedures for communication of price sensitive information to the market, identifying the Functions and Structures involved in the process and also regulating the procedures to be followed in the event of rumors or requests for information by those responsible for the surveillance and management of the market. Furthermore, the Procedure regulates the activities to be carried out for meetings with the financial community and the media, so as to guarantee a non-selective use of Company information.

BOARD OF STATUTORY AUDITORS

The Board of Statutory Auditors of Telecom Italia, appointed by the Shareholders' Meeting of July 2000, is composed of five Acting Auditors (Paolo Germani - Chairman, Mario Boidi, Paolo Golia, Fabrizio Quarta and Gianfranco Zanda), of which two (Paolo Germani - Chairman and Fabrizio Quarta) are appointed by the government and one (Paolo Golia) was elected from the list presented by the minority shareholders.

In accordance with paragraph 13.1 of the Code of Self-discipline, proposals put to the Shareholders' meeting for the appointment of Statutory Auditors, accompanied by comprehensive information concerning the personal and professional characteristics of the candidates, are normally deposited at the Company's registered office at least ten days prior to the date set for the meeting, or at the time the lists are deposited. The Board of Statutory Auditors conducted 24 meetings during 2002, in addition to meetings with the Audit Committee, the internal auditors, and the external auditors and Company management.

As previously highlighted, during 2002 the Company formalized, through a specific procedure, internal rules for the collection and communication to the Board of Statutory Auditors - in accordance with Article 150, paragraph 1, of the Testo Unico of Finance - of information on the activities and significant transactions carried out by the Company and its subsidiaries, as well as on transactions that are potentially in conflict of interest. Through that procedure - which also ensures, as already noted, the completeness of information flows recommended by the Preda Code from the Directors responsible for those activities to all members of the Board of Directors - the Chairman, by the mandate delegated to him for this purpose, reports, in writing, to the Board of Statutory Auditors:

     a) on the activities carried out by the Company, with particular reference to executive activities and the status of transactions already approved by the Board of Directors, as well as to activities carried out by Executive Directors, also through the Company's and its subsidiaries' structures, in exercising their mandates, including the initiatives adopted and the projects begun;

     b) on the most significant economic, financial and equity transactions, highlighting, in particular, the strategic aims, the consistency with the budget and industrial plan, the terms of execution (including the terms and conditions, also economic, of their realization) and the developments, and any conditions and implications that they carry on the Group's activities;

     c) on transactions that are potentially in conflict of interest, that is to say on intra-group transactions and on transactions with related parties that are not intra-group transactions. The information concerning those types of transactions illustrates the underlying interests (and, for intra-group transactions, their rationale in the Group context) as well as the terms of execution of the transaction (including the terms and conditions, also economic, of their realization) with particular regard to the valuation methods followed. The concept of related parties utilized in this procedure was adapted during 2002 to that prescribed by Consob in its Communication No. 2064231 dated September 30, 2002, whilst maintaining the remaining parts of the definition utilized in the Telecom Italia procedure, where they conform to more stringent criteria than prescribed by Consob;

     d) on the atypical or unusual transactions, by which it is intended those transactions whose subject or nature are outside the normal course of the Company's business or that present particular critical elements due to their characteristics and to the risks inherent to the nature of the counterparty or to the time of their completion. Also in this case, the information provided about those transactions highlights the underlying interests and illustrates the terms of execution of the transactions (including the terms and conditions of their realization) with particular regard to the valuation methods followed.

Set out below are the offices held by the statutory auditors in other listed companies, in financial, banking or insurance companies or in companies that are significant in size:


Chairman                     Paolo Germani              General Manager, General Inspectorate of Finance of the
                                                        National Department of General Accounting - Ministry of
                                                        Economy and Finance, and Chairman of the Supervisory
                                                        Committee of EFIM - in forced administrative liquidation.
Acting Auditor               Mario Boidi
Acting Auditor               Paolo Golia                Chairman of the Board of Statutory Auditors of Banco di
                                                        Brescia S. Paolo S.p.A., Acting Statutory Auditor of C.B.A.
                                                        Vita and C.B.I. Factor, Chairman of the Board of Statutory
                                                        Auditors of Cosidis S.p.A., Acting Statutory Auditor of
                                                        Criterium S.p.A., Chairman of the Board of Statutory
                                                        Auditors of Ergon Finanziaria S.p.A., General Partner of
                                                        Gami S.a.s., Chairman of the Board of Statutory Auditors of
                                                        Interdis S.p.A. and Mercati Finanziari SIM S.p.A., Acting
                                                        Statutory Auditor of Multiutility S.p.A., Chairman of the
                                                        Board of Statutory Auditors of Riva Acciaio S.p.A., Acting
                                                        Statutory Auditor of Sara Ass.ni S.p.A., Sara Vita S.p.A.,
                                                        Schemaventotto S.p.A. and TSP S.p.A., and Chairman of
                                                        the Board of Statutory Auditors of Vege Italia S.c.a.r.l. and
                                                        Vege Leasing S.p.A., in liquidation.
Acting Auditor               Fabrizio Quarta
Acting Auditor               Gianfranco Zanda           Member of the Board of Statutory Auditors of AGIP Petroli
                                                        S.p.A., AGIP S.p.A., Banca d'Italia, Ufficio Internazionale
                                                        Cambi, Finsiel S.p.A., Telespazio S.p.A., Tim S.p.A.,
                                                        Sangemi S.p.A., and Immsi S.p.A..

SHAREHOLDERS

Shareholders' Meetings

During 2002, two Shareholders' Meetings took place. During the first, on May 7, the 2001 financial statements were examined, whereas on December 12, during the ordinary session of the Shareholders' Meeting the nomination of two Directors (Modiano and Ruggiero) and the reclassification and distribution of certain reserves were approved, and during the extraordinary session the merger through incorporation of TILab into Telecom Italia was approved. Again during the Shareholders' Meetings in 2002, which the Company views as a constant commitment on its part, shareholders were encouraged and supported to participate in direct discussions with management and shareholders, with a view towards a productive exchange of opinions.

Furthermore, with a view to carrying out its responsibilities in a more orderly and productive manner, the Company, in 2001, adopted regulations for Shareholders' Meetings that are applicable to ordinary and extraordinary meetings of the Shareholders.

Finally, a specific function within Telecom Italia's organizational structure (Investor Relations) is dedicated to relations with the national and international financial communities. More detailed information is contained in the paragraph relating to "Financial Communications".

Shareholders' agreements

During 2001, shareholders' agreements were signed among the shareholders of Olimpia S.p.A. (Pirelli S.p.A., Edizione Holding S.p.A., Unicredito Italiano S.p.A. and Intesa BCI S.p.A.) that contain certain clauses concerning, amongst other things, the composition and resolutions of Telecom Italia's Board of Directors. The cited agreements and any variations thereto were communicated to the market in accordance with the regulations in force.

In December 2002, a new shareholders' agreement was signed among Pirelli, Edizione Holding, Unicredito Italiano, IntesaBCI, Olimpia and Hopa S.p.A., that provides for a change in the shareholder base of Olimpia upon the conclusion of certain transactions (amongst which the merger of Holy S.p.A., 100%-controlled by Hopa, into Olimpia). The shareholder base of Olimpia will then comprise Pirelli, 50.40%, Edizione Finance International 16.80%, UniCredito 8.40%, IntesaBCI 8.40% and Hopa 16.00%.

After the aforementioned merger, Olimpia S.p.A. will hold 28.5% of the share capital of Olivetti, the parent company of Telecom Italia.

[]   FINANCIAL COMMUNICATIONS

     Since the end of 2001 and throughout 2002, the Telecom Italia Group has wanted to provide information about financial matters that is ever-more accurate, continuous and timely, with the aim of achieving greater transparency and reliability both in terms of the business results and corporate governance of Telecom Italia S.p.A. and its subsidiaries, in order to meet in full the requirements of investors and the regulations established by the official bodies involved.

     Moreover, this high level of commitment is recognized by the financial market which, through a study conducted by Deutsche Bank in collaboration with DWS Investment, ranked Telecom Italia in first place among European telecommunications companies in terms of respecting corporate governance regulations. It should be pointed out that the operations of Investor Relations have been entrusted to an independent Corporate Function which reports directly to the Managing Director, with key accounts devoted to the various categories of internal and external interlocutors, with the aim of ensuring that communication will be more timely, complete and effective.

     With this in mind, it has been decided to disseminate precise, exhaustive information through the delivery of communiques and the publication of institutional bulletins (compulsory and optional periodical reports, such as the Sustainability Report, and disclosure giving details of shareholders' meetings and individual transactions on the market) and by taking advantage of both traditional paper and innovative on-line tools.

     In fact, the Telecom Italia website www.telecomitalia.it has been renovated with a special area devoted to institutional investors and the retail sector. In addition to the continuous enhancing and updating of the content of the website, special care has been taken to provide information on the performance of shares and corporate events.

     In 2002, the company organized more than 25 formal encounters with the market (with analysts, institutional investors and members of the national and international specialized Press). They took the form of quarterly conference calls, road shows, participation in conventions, Press conferences, to which must be added daily dealings with all the financial analysts and investors both through direct meetings or by phone, to supply them with the information they need for their activities.

     In addition, the annual meeting was held in Milan on February 14 and 15, to present the guidelines of the Group's industrial and financial plan for 2002-2004 and, for the first time, a special event was organized in Rome on July 18 and 19 called "Technology Day", to illustrate the development of innovative technologies and services of the Telecom Italia Group to the financial community.

     Finally, on February 13, 2003, within the framework of the activities undertaken to implement the rules of Corporate Governance, the Board of Directors of Telecom Italia also approved the "Procedure for the communication of price-sensitive information to the market". The document establishes ways of operating with the aim of disseminating this kind of information to the market, identifies the Functions and Structures involved in the process, and also lays down the procedure that must be observed in the presence of rumors or requests for information from people involved in the supervision or management of the market. Furthermore, the procedure lays down rules about activities to be conducted whenever there are encounters between the Company and the financial community or the Press, so as to ensure a non-selective use of corporate information.

CUSTOMERS

[]   CUSTOMER SATISFACTION

     Customer satisfaction and direct, ongoing business with customers were the cornerstone of Telecom Italia Group's loyalty policy also in 2002. Despite the diversity of operations of the various businesses, the customer relationship management tools are quite similar (call centers, toll-free numbers, service centers, websites, regular customer satisfaction surveys
     - the latter often in collaboration with independent agencies), although tailored to the type of customer and service delivered.

     In 2002, customer care at Telecom Italia S.p.A. - Domestic Wireline was based on 169 toll-free numbers, 100 service centers and the company website. The helpdesks answered nearly 64 million calls, while the website was visited around 4 million times. Monthly surveys on customer satisfaction produced the following feedback:

     o customers satisfied with line operations were on average over 90% (90.9% residential customers and 89.2% business customers);

     o 64% of residential customers and 50% of business customers receive a solution to their problems in a single telephone call, a one-call solution;

     o 77% of residential customers' repairs and 74.6% of business customers' are carried out within the 2nd day after being reported;

     o Residential customer satisfaction with fault repairs measures 92.7% and business customer satisfaction 83%;

     o Executive customer satisfaction levels are high and, on average, over 80%.

     The other companies belonging to the Domestic Wireline Business Unit, operating in various markets, use similar tools, adapting them according to their specific customers.

     The organizational model of the TIM group (Mobile Business Unit) consists in extending the controlling company's model to all affiliates. Its customer care policies are underpinned by nationwide sales and service networks and services (toll-free numbers, call centers, websites) that are easily and regularly used by customers, who particularly appreciated the effectiveness of these services in 2002. Customer satisfaction was 83.9% for the TIM call center, 90.3% for the Stet Hellas call center and, on average, around 70% for the call centers run by the companies operating in South America.

     To improve customer satisfaction, both Entel Chile and Entel Bolivia (Latin America Operations) set up call centers, toll-free numbers dedicated to segments of its customer base, sales points, service centers and websites; the call centers were the most successful service with as many as 3.2 million calls in Bolivia.

     All companies in the Seat group (Internet & Media Business Unit) employ dedicated toll-free numbers and call centers, greatly used by customers, and corporate websites for customer relationship management. Seat Tin.it also uses innovative web-based forms of contact with customers. The La7 call center and MTV toll-free number are dedicated to customers who have signal reception problems.

     As regards the Information Technology Market Business Unit, the group leader, Finsiel, manages customer relations through dedicated toll-free numbers, websites/e-mail (with more than 70,000 hits in 2002) and automatic call centers. The help desk - the main service for customer satisfaction - was used to interview customers by telephone in order to monitor customer satisfaction.

     In the companies forming the Information Technology Group Business Unit, customer service was guaranteed by toll-free numbers, service centers and websites/e-mail; in 2002, Sodalia and Webegg's sites had a very high viewing rate. Saritel's service procedures are diversified according to the services delivered. Customer satisfaction with Sodalia's communication and supply of service was around 70%. ISO 9000 certifications were obtained by companies belonging to all Business Units and operating activities in the Group, including Telecom Italia S.p.A. - Domestic Wireline, TIM, Stet Hellas, Maxitel, Entel Bolivia, Banksiel, Saritel and TILab. Digitel Venezuela and Entel Chile expect to obtain them in 2004. Part of TIM's network operations are certified according to the ISO 14001 standard concerning the environmental management system. The same certification is pending for Telecom Italia's network; TILab has already obtained it for its Environment, Health & Safety system. A number of companies obtained special certifications for specific activities.

SUPPLIERS

[]   CONTRIBUTION TO SUPPLIERS OF THE TELECOM ITALIA GROUP

     To quantify Telecom Italia Group's business with suppliers, consumption of outside supplies and services and industrial investments are shown below:

---------------------------------------------------------------------------------------------------------------
(millions of euro)                                                                  2002            2001
---------------------------------------------------------------------------------------------------------------
TELECOM ITALIA GROUP
* Consumption of raw materials and outside services (net of the
telecommunications license fee or charge) (A)                                          12,127            12,518
- of which related parties (a)                                                  469               586

* Industrial investments (B)                                                            4,842             8,164
- of which related parties and capitalized internal construction costs (b)    1,130               665
---------------------------------------------------------------------------------------------------------------
* Total contribution (C=A+B)                                                           16,969            20,682
---------------------------------------------------------------------------------------------------------------
- of which related parties and capitalized internal construction costs
 (c=a+b)                                                                      1,599             1,251
---------------------------------------------------------------------------------------------------------------
* Net total contribution (C-c)                                                         15,370            19,431
---------------------------------------------------------------------------------------------------------------

[]   QUALIFICATION

     The supplier qualification process is centralized for all Telecom Italia Group companies through application of common general criteria, but taking into account product/service-specific parameters or checklists.

     Qualification can be of three typologies, each preliminary to the subsequent assessment:

     - Basic (sales, safety, social responsibility, compliance with environmental policies, etc.);

     - Economic-Financial (examination of financial statements and evaluation of specific indicators);

     - Technical-Organizational (actual capability to produce or supply products and services).

     Qualified suppliers are listed in the Telecom Italia Group Register of Vendors by product category.

     The Group's procurement policy is based on competition between qualified Vendors in terms of purchase cost, procurement time, and quality of supplies.

     A similar, but more simplified, selection process is applied to subcontractors, the results of which determine authorization to subcontract.

[]   VERIFICATION

     The quality of supplies/services is monitored by means of the product/service-specific Vendor Rating based on technical, commercial and administrative evaluations.

     Assessments are made both at centralized level during supplier qualification and by the individual companies in the Telecom Italia Group during the term of contract.

     The latter assessments may be annual or six-monthly and the number of assessments can vary according to performance resulting from the Vendor Rating.

[]   TRANSPARENCY

     Transparency is assured in relationships with suppliers by:

     - informing suppliers of the results of the Vendor Rating in order to agree on improvements;

     - informing suppliers of the verification system, illustrating all aspects related to the specific monitoring procedure in documents enclosed with contracts;

     - on-line bids via the Corporate Internet site, allowing suppliers to know developments and the final results in real time;

     - including health & safety and environmental standards in bidding documents and related specifications.

COMPETITORS AND REGULATORY FRAMEWORK

[]   APPROACH

     OLO (Other Licensed Operators), ISP (Internet Service Providers) and other television licensees can - at one and the same time - be for Telecom
     Italia:

     - Competitors and participate in defining rules for fair competition and for achieving convergence in communications. Creation of balanced, stable, predictable rules is a target shared by all businesses in the sector.

     - Partners in development of new services and new business models. In the recent past, development first in mobile telephony followed by Internet was also the result of innovations proposed by various businesses.

     - Customers. Telecom Italia's organization comprises a Wholesale Division, which sells a wide range of services. Telecom is one of the first operators in Europe to have offered services such as the permanent virtual channel, partial lines, wholesale direct lines, and shared access.

[]   PARTNERSHIPS

     The Telecom Italia Group joined the digital TV sector with La7 and MTV, actively participating in television associationism and starting experimentation on its own sites.

     At European level, relations with institutions in the industry increased. Telecom Italia supports various initiatives, including a market and investments strategy for e-Europe.

     Group companies operating in South America, such as TIM Peru and Wireline Bolivia, collaborated with competitors in numerous projects.

     The principal associations in which the Group actively participates are:

     - ETNO (European Telecommunications Network Operators' Association) founded to promote development of a competitive and efficient European market for telecommunications. Telecom Italia is a member of the Executive Board of the Association and chairs the Sustainability Task Force;

     - ITU (International Telecommunications Union) which aims to support development of the industry internationally through cooperation between the public and private sectors. Telecom Italia, TIM and TILab participate in, and often lead or coordinate, many study groups.

     - GSM Association which promotes global development of wireless communications guaranteeing interoperability between operators, equipment, services and roaming, in which TIM was recognized technological leadership in addressing and defining strategies for development of global radiomobile services worldwide.

     Participation in the Task Forces EIRUS (European Ipqm and Rqms UserS) in Europe and QuEST (Quality Excellence for Suppliers of Telecommunications) in North America allows the Telecom Italia Group to be informed of developments in technical quality monitoring processes applied by the leading operators and manufacturers of telecommunications products and systems.

[]   REGULATORY FRAMEWORK

     The new regulatory framework will be governed by new standards which will be introduced in national regulations by incorporating the EC Directives in the "'99 Review" relating to electronic communication networks and services (directives concerning "Access", "Authorization", "Framework", "Universal Service" and "Data Protection"). The new standards will be included in the national regulatory framework by July 24, 2003. In this connection, Law No. 166 of August 1, 2002 gave the Government a mandate to implement the new directives, and to adopt a code of legal and regulatory measures in the field of TLC. Furthermore, the European Commission published Recommendations on important product and services markets in electronic communications, as well as Guidelines for market analysis and the evaluation of significant market power.

     There follows a brief description of the standards adopted during 2002.

[]   RATE REBALANCING

     Within the framework of the price cap formulas and in observance of Resolution No. 847/00/CONS of December 11, 2000, the price adjustments of February 1, July 1, and December 30, 2002 became effective and further reduced telephone expenses for residential and business customers. The adjustment of basic subscription charges was accompanied by further price reductions for local, inter-district and international calls.

     On August 5, 2002, the National Regulatory Agency began a public consultation with Resolution No. 183/02/CONS on the review of the price-cap formulas with effect from 2003.

[]   INTERCONNECTION AND LOCAL LOOP UNBUNDLING

     In compliance with the rules laid down in Resolution No. 4/02/CIR, on April 18, 2002 Telecom Italia published the Interconnection Reference Plan
     (OIR) which contains technical and economic conditions for using the network, both in terms of switched transport and local loop unbundling to the last mile. The new plan offers generalized reductions on the services distributed to interconnected operators. On February 27, 2003, the National Regulatory Agency approved the OIR together with the criteria for changing the charges of the OIR for the next 4 years (the so-called network cap). In compliance with Resolution No. 5/02/CIR, on April 30, 2002 Telecom Italia published the new flat-rate interconnection rate for Internet access known as FRIACO. The terms of supplying Partial lines according to the 2002 price list were published on the same date.

[]   ADSL BROADBAND ACCESS SERVICES

     On September 30, 2002, Telecom Italia presented a new ADSL wholesale rate plan, based on a flat rate, which enables an operator to separately acquire access and "carry" data traffic to its point of presence. These changes, together with simultaneous price reductions for unbundling and shared access services led the National Regulatory Agency to grant approval of Telecom Italia's new "Alice time" rate plan, on September 25, 2002.

[]   EQUALITY IN INTERNAL/EXTERNAL TREATMENT

     In Resolution No. 152/02/CONS, the National Regulatory Agency approved measures that are intended to ensure the full application of the principle of equality in internal and external treatment on the part of fixed telephone operators with significant market power. These measures concern accounting reports, the ways in which services are offered to other operators, the application of the Network Cap model to the interconnection price list and unbundling, and ways of verifying the terms of the plans offered to the public.

[]   GENERAL TELEPHONE DIRECTORY

     In Resolutions No. 36/02/CONS and 180/02/CONS, the National Regulatory Agency established the rules and organizational methods for the creation and supply of a general telephone directory containing the numbers of subscribers to the services of all fixed and mobile telephone operators. The creation of the single database will be organized within the regulatory framework agreements stipulated among the various operators.

[]   MOBILE NUMBER PORTABILITY

     In Resolution No. 7/02/CIR, the National Regulatory Agency issued the regulations for the pricing of Mobile Number Portability. The prices which the Recipient (the operator who acquires the customer with the same number) must pay to the Donor (the operator who gives up the customer) will be established by the National Regulatory Agency and must not, in any case, be higher than the prices for Number

     Portability on fixed networks. In addition, the customer migrating to another operator has the right to use up any credit remaining on prepaid cards.

[]   UNIVERSAL SERVICE

     Telecom Italia continues to maintain its obligation to provide certain services - including phone services - at "accessible" prices. Such services, which are guaranteed in unprofitable geographical areas to low-profile customers, constitute the so-called "Universal Service", for the supply of which Telecom Italia sustains a "net cost". On December 23, 2002, the Infrastructures and Networks Commission of the National Regulatory Agency approved the measure in which the net cost sustained by Telecom Italia to provide the Universal Service in 2001 was estimated at euro 40.28 million, to which Telecom Italia itself contributes 42.68% (euro 17.19 million).

[]   EQUALITY FOR ISP/OLO

     In its implementation of Law No. 59/02, the National Regulatory Agency declared that Internet Service Providers (ISP) are to be considered on an equal basis with other licensed operators, granting ISPs the right of access to the prices on the Interconnection Reference Plan (OIR), and to ask the Ministry of Communications to grant them the right to use numbering resources for Internet services and for the routing of the traffic involved. In implementation of the above-mentioned law, the National Regulatory Agency made known that Telecom Italia and Wind were "Significant Market Power" (SMP) operators in the intermediate market for the termination of calls destined for Internet, and Telecom Italia was an SMP in the market of final Internet access services from the wireline network using dial-up technology.

[]   LEASED LINES

     In Resolution No. 59/02/CONS, the National Regulatory Agency approved the wholesale plan of charges for leased lines for OLO and ISP in compliance with the obligation to levy charges based on the "retail- minus" principle established in Resolution No. 393/01/CONS.

[]   LICENSES

     DPR No. 211 of August 1, 2002 changed the period of individual licenses in the TLC sector from 15 to 20 years (with an extension for those already issued).

[]   TLC INFRASTRUCTURES

     Legislative Decree No. 198 of September 4, 2002 establishes the fundamental principles with regard to the installation and alteration of TLC infrastructures that are regarded as being strategic, and fixing precise terms for the issue of authorizations, abrogating the procedure of environmental impact assessment (VIA) and limiting the financial responsibility of companies to expenses associated with installation operations, digging and occupation of public property. Law No. 166 of August 1, 2002, also defined the new standards relating to the installation, access and sharing of multi-service cables and cable ducts that need to be built following construction and maintenance work on civil works.

[]   EVOLUTION OF THE EC REGULATORY FRAMEWORK

     New directives have been published and are in the "99 Review":

     o Directive 2002/19/CE concerning access to electronic communications networks and related resources, and interconnection of the said networks (known as the "Access" directive );

     o Directive 2002/20/CE concerning authorizations for electronic communications networks and services (known as the "Authorizations" directive);

     o Directive 2002/21/CE which establishes a common regulatory framework for electronic communications networks and services (known as the "Framework" directive);

     o Directive 2002/22/CE concerning the universal service and the rights of users with regard to electronic communications networks and services (known as the "Universal Service" directive).

     o Directive 2002/58/CE on the treatment of personal information and on the safeguarding of privacy (known as the "Data Protection" directive)

     The new standard must be incorporated in national regulations by July 24, 2003 and, in this context, Law No. 166 of August 1, 2002 gave the Government a mandate to introduce the new directives and to adopt a code of legal and regulatory measures for TLC. In addition, the European Commission is in the process of defining a recommendation concerning important markets for services and products with the aim of imposing, changing or revoking the observance of regulations.

THE STATE AND OTHER INSTITUTIONS

In 2002 the contribution of Telecom Italia Group to Public Administrations, in Italy and internationally, was euro 1,090 million.

-------------------------------------------------------------------------------
Telecom Italia Group
(millions of euro)
-------------------------------------------------------------------------------
                                                               2002       2001
-------------------------------------------------------------------------------
Social security and national health insurance contributions   1,199      1,225
-------------------------------------------------------------------------------
Direct taxes                                                   (716)       925
-------------------------------------------------------------------------------
Indirect taxes                                                  115        120
-------------------------------------------------------------------------------
TLC license fees                                                431        524
-------------------------------------------------------------------------------
Ministry of Economy and Finance (dividends)                      61         61
-------------------------------------------------------------------------------
                                                              1,090      2,855
-------------------------------------------------------------------------------

In 2002, the Group received capital grants from Italian Public Administrations only amounting to euro 42 million (euro 22 million in 2001), including euro 23 million pertaining to Telecom Italia S.p.A. .

FUTURE GENERATIONS

Respect for the environment, which is an integral part of Telecom Italia Group's commitment in adopting Sustainability as one of its principal values of reference, ranks among the Group's strategic objectives and is the subject of continuous verification.

[]   ENVIRONMENTAL PERFORMANCE INDICATORS

The Group identified four major elements by which it measures the effectiveness of its environmental management system and establishes programs to improve performance:

     o    waste management;

     o    consumption of natural resources and energy;

     o    air quality and climate changes;

     o    electromagnetic emissions.

     All information reported herebelow has been obtained by processing appropriately reclassified management accounting data.

[]   Waste management

     The waste generated by Telecom Italia derives from constant innovation and development of its infrastructures and from day-to-day business operations.

     Waste, primarily consisting of telecommunications materials and products, has been managed by a single company at national level since 1999. Disposal processes favor reuse and recycling options, whenever possible.

     The data reported herebelow refer to the financial year 2001 and Telecom Italia S.p.A.. In 2001, generated waste totaled 27,915 tons, a decrease of nearly 34% over the previous year. Compared with the year 2000, there was a significant reduction in disposal of equipment and batteries, which were related to decommissioning of analog telephone exchanges, poles and cables.

     Hazardous waste accounted for 29.7% of the total amount of waste (against 36.9% in 2000) while the percentage of waste destined for recovery was 83% (89% in 2000).

                               [GRAPHIC OMITTED]
[Pie Chart Reading:
            Types of waste produced by Telecom Italia S.p.A. in 2001

Telegraph poles - 19.18%
Equipment - 34.19%
Other - 0.27%
Electrolytes - 0.02%
Adhesives and sealants - 0.04%
Ink and toner cartridges - 0.05%
Tank sediment and purification plant sludge - 0.06%
Waste containing PCBs and PCTs -  0.27%
CFCs - 0.52%
Demolition and decommissioning waste - 0.57%
Plastic reinforced by fiber glass, plastic and rubber - 1.17%
Paper and cardboard - 1.81%
Waste containing asbestos - 5.00%
Packaging - 5.17%
Metal - 9.78%
Batteries - 10.22%
Ccables - 11.68%]

[]   Consumption of natural resources and energy

     The natural resources used directly by the company include materials employed in material manufacturing processes and products acquired and operated directly or made available to the public:

     o    water, for civil use. In 2002, consumption rose 19%.

     o diesel oil and natural gas used in heating systems. In 2002, diesel oil consumption decreased by more than 14%, whereas natural gas consumption increased by just over 4.3%; from an energy standpoint, this means a global reduction of 0.68% (from consumption of 825,151 GJ in 2001 to 819,540 GJ in 2002). Thanks to an optimization plan currently underway diesel oil consumption for heating purposes is expected to be reduced by 3% in 2003.

     o fuel for corporate fleet vehicles. Consumption was reduced by around 11.5% compared with 2001, as a result of a reduction in vehicle numbers and distances covered. A project is in place that should lead to the reduction of the corporate fleet by approx. 4,000 vehicles in 2003 and the introduction of a certain number of vehicles using a gasoline and methane fuel mixture aimed at reducing polluting atmospheric emissions.

     Electricity for power for corporate infrastructures and buildings is classed as indirect consumption of natural resources as the majority of electric power generation in Italy utilizes fossil fuels (approx. 76%). As a result of action to improve the energetic efficiency of infrastructures over the last three years, the Group succeeded in achieving an annual reduction in the consumption of electricity used to power the telecommunications network exceeding 3%. The action plans should also make it possible to continue the declining trend in 2003.

     The Group is experimenting alternative sources of electric power generation to power the Base Radio Stations (SRB) including photovoltaic and wind power production. In 2002, a program was launched to produce four SRBs in Calabria able to produce a total of 80KW. It is estimated that for every SRB with a power of 18KW there will be a daily saving of 110 liters of diesel oil; this significantly reduces pollutant emissions to air (particulate, carbon monoxide, nitric oxide).

     2003 Targets for Telecom Italia S.p.A.:

     a)   to reduce consumption by 3% (diesel oil and natural gas);

     b)   to reduce the corporate fleet by approx. 4,000 vehicles;

     c)   to reduce wireline network electric power consumption by 3%.

[]   Air quality and climate change

     The Group's contribution to greenhouse emissions, primarily carbon dioxide
     (CO2), is basically due to use of fuels for heating and transport and, indirectly, to consumption of electricity.

     In 2002, Telecom Italia S.p.A.'s emissions amounted to 950,304 tonnes of CO2; the estimated net reduction compared with the previous year was above 13.0%.

-------------------------------------------------------------------------------
Electricity consumption [GWh]                     2002             2001
-------------------------------------------------------------------------------
Telecom Italia S.p.A.                                 1,706            1,835
-------------------------------------------------------------------------------
TIM S.p.A.                                              431              410
-------------------------------------------------------------------------------
Seat S.p.A.1                                              6              5.4
-------------------------------------------------------------------------------
Total                                                 2,143          2,250.4
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Water consumption [m3]                                2002             2001
-------------------------------------------------------------------------------
Telecom Italia S.p.A.                             4,967,312        4,220,253
-------------------------------------------------------------------------------
TIM S.p.A.                                          310,000          432,000
-------------------------------------------------------------------------------
Seat S.p.A.                                          55,000           54,122
-------------------------------------------------------------------------------
Total                                             5,332,312        4,706,375
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Diesel oil consumption for heating [liters]           2002             2001
-------------------------------------------------------------------------------
Telecom Italia S.p.A.                             5,393,518        6,280,431
-------------------------------------------------------------------------------
TIM S.p.A.                                          140,000          147,000
-------------------------------------------------------------------------------
Seat S.p.A.                                               0                0
-------------------------------------------------------------------------------
Total                                             5,533,518        6,427,431
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Natural gas consumption for heating [m3]              2002             2001
-------------------------------------------------------------------------------
Telecom Italia S.p.A.                            17,990,314       17,241,706
-------------------------------------------------------------------------------
TIM S.p.A.                                        2,950,000        2,275,000
-------------------------------------------------------------------------------
Seat S.p.A.                                         500,000          411,650
-------------------------------------------------------------------------------
Total                                            21,440,314       19,928,356
-------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
CO2  emissions [t]                             2002                                         2001
                           -------------------------------------------   -----------------------------------------
                            Electricity  Heating fuel   Transport fuel   Electricity  Heating fuel  Transport fuel
                           ---------------------------------------------------------------------------------------
Telecom Italia S.p.A.         843,186      54,887           52,231         979,890       55,581         58,410
TIM S.p.A.                    217,338       7,005            6,949         218,940        5,507          6,332
Seat S.p.A.                     3,204       1,124            1,424           2,873          925       Not reported
Total                       1,063,728      63,016           60,604       1,201,703       62,013         64,742

[]   Electromagnetic emissions

     The Telecom Italia Group's attention to the issue of electromagnetic emissions can be summed up in the following commitments and actions:

     - absolute compliance with the legislation in force in the countries in which it operates. The corporate process is structured on rigorous management of project engineering, of the selection of sites, and of installation of systems;

     - careful and scrupulous management of company installations throughout the whole life cycle, in compliance with additional internal efficiency and safety standards;

     - use of, and constant research for, leading-edge technology tools for control and investigation activities. Specifically, as far as regards GSM, a procedure for monitoring the fraction of power emitted with respect to the maximum rated power is currently in an advanced stage of development.

          Regarding UMTS, definition of methodologies of analysis and simulation for estimation of radioelectric power in various propagating environments and multimedia traffic contexts is in the process of refinement. The first results have already been presented at a number of international conferences The technology developed by TILab for measurement of radiofrequency power generated by a base radio station will shortly be integrated by a sensor that will allow direct measurement of electromagnetic pollution.

          In 2002, TIM monitored 2,896 transmission installations out of 4,059, spending euro 3,936,064. As far as regards cell phones marketed through its sales network, TIM makes a selection based on level of technological innovation and Standard Absorption Rate (SAR) measurements, to guarantee reduced electromagnetic emissions levels.

     - cooperation and support in medical-scientific studies. Specifically, Telecom Italia S.p.A., in cooperation with a number of Italian universities and national and international organizations, promoted investigations to check the emission values of electromagnetic radiations and possible impacts.

     []   ENVIRONMENTAL MANAGEMENT

          An Environmental Management System (EMS) is under development; implementation of the system is a target to be progressively extended across the Group.

------------
1 The consumption figures for Seat S.p.A. refer to the 7 company offices where electricity supplies are registered in the name of the company.

     Telecom Italia Lab developed an integrated system for environmental management in accordance with the standard UNI EN ISO 14001 and for Health & Safety management in accordance with standard OHSAS 18001. The Environmental Management System obtained certification by DNV (Det Norske Veritas, an internationally accredited certification agency) in 2001.

     Additionally, Telecom Italia Lab conducted research on behalf of Telecom S.p.A. and TIM, to promote the improvement process in terms of sustainable development.

     The project for UNI EN ISO 4001 certification of the Environmental Management System of the Network Function of the Domestic Wireline (DW) Business Unit is in the stage of completion. In 2002, audits were carried out by the certification agency IMQ-CSQ, all with positive results, in the Network's territorial structures "Centro 2" (which covers Lazio, Abruzzo, Molise and Sardinia), Milan, "Centro-Nord" (which covers Emilia Romagna, the Marches and Umbria), "Sud 2" (which covers Calabria and Sicily), Piemonte-Valle d'Aosta, plus Network's central Function SQ, which coordinates the project.

     Audits at the remaining structures will be finished by July 2003. On completion of the project, all certificates issued for the individually certified structures will go to form a single ISO 14001 certificate applying to the whole Network Function.

     TIM is carrying on the project, begun in 2001, for implementation and certification of the integrated system for Quality Management and Environmental Management, respectively developed to standard UNI EN ISO 9001 and UNI EN ISO14001, in its territorial organizations of the Network Function. To date, IMQ-CSQ awarded certification to the Network organizations in Piedmont, Liguria, Valle d'Aosta, Calabria and Sicily; certification is expected to be extended to Campania, Basilicata and Apulia by April 2003. The project will be completed in 2004.

THE COMMUNITY

In 2002, the Telecom Italia Group companies' commitment to the community was estimated at euro 120,885 million, equal to 1.6% of the Group's operating income.

This was calculated using appropriately reclassified management accounting data and is a partial quantitative estimate of the cost of community projects and initiatives recorded in the accounts according to several criteria.

[]   CONTRIBUTION CLASSIFICATION (LONDON BENCHMARKING GROUP MODEL)

     The London Benchmarking Group (LBG), established in 1994, comprises 60 leading international companies and is currently the European benchmark in evolution of social-environmental reporting.

[GRAPHIC OMITTED]

[Pie Chart Reading:

Distribution of the social and enviromental contribution of the Telecom Italia Group euro 120,885 milion

Charity - 3,9%
Initiatives for social improvements - 10,3%
Investments in the community - 19,4%
Innovatives services for social growth - 66,4%]

[GRAPHIC OMITTED]

[Pyramid Chart Reading:
SCHEMA LBG
Charity - 4,735 (euro milioni)
Investments in the community - 23,504 (euro milioni)
Initiatives for social improvement - 12,438 (euro milioni)
Innovative services for social growth - 80,208]

     This model reclassifies contributions into four different categories. The pyramid diagram reflects the possibility of measuring the benefits and business returns arising from the various activities:

     - at the base of the pyramid, the return can easily be measured since it is connected to the core business;

     - at the apex, donations are strictly linked to the Group's sense of social and moral responsibility.

     The four category classification proposed by the LBG model is not straightforward as a single initiative may have effects in more than one different category. As a general rule, preference has been given to comparability with previous years.

     Classification according to this model, compared with 2001, shows a general increase in the contribution also as a result of introducing a more analytical data entry system. Nevertheless, the share of investment in each category is basically the same as in 2001.

COMMUNITY ACTIVITIES SELECTED TO FORM THE CATEGORIES ACCORDING TO THE LBG MODEL

-------------------------------------------------------------------------------
CHARITY                Funding to Associations and liberal grants
                       Humanitarian projects [CRALT]
                       Donations
-------------------------------------------------------------------------------
COMMUNITY              Scholarships, internships
INVESTMENTS            Education and employment projects
                       Environmental Management Development
                       Electromagnetic emissions - monitoring and measurement
                       Health & Safety Management System - improvement
                       Environment, Health & Safety research
                       Energy saving schemes
                       Territorial safety plans
                       Civil Protection
-------------------------------------------------------------------------------
SOCIAL INITIATIVES     Projects in the social field
                       Health and social solidarity related events
                       Culture, arts and sports events
-------------------------------------------------------------------------------
INNOVATIVE             Research and development for innovative services
SERVICES FOR           Support for university research
SOCIAL GROWTH          Technological innovation projects
                       Initiatives and projects promoting social growth
                       E-learning platform project
-------------------------------------------------------------------------------

[]   Charity

     Group companies in Italy and other countries supported various initiatives including "Telefono Azzurro" (helpline for children), AIRC (cancer research), Telethon, San Patrignano (community for recovery of drug addicts), donation of medicines to the needy and surgical equipment to public hospitals in Bolivia, support for the populations hit by the earthquake in Molise and by flooding in Brazil and for the victims of domestic violence in South America.

[]   Community investments

     Group activities to improve infrastructures (building and technological infrastructures) from a safety and environmental viewpoint continued in 2002.

     Numerous scholarships were offered by the Group ("Master Bocconi MEGeS", "Borsa Scuola Superiore di Specializzazione in TLC", "Borsa di studio Master LUISS"; "Consorzio ELIS" (CONSEL); "Federazione Nazionale Cavalieri del Lavoro"). Additionally, the "TIM Fellowship Programme", conceived with the aim of creating a preferential channel for identifying the best candidates, through promoting lifelong learning and professional development of university students in the new economy, mobile business and ICT, was started up.

     The Project "Telecom alleniamoci alla Vita" (Telecom let's train for life) is conceived with the aim of promoting social and individual growth of the young through the values of sport. It is a three-year, nation-wide project for schools of all types and levels, targeted and diversified for students, teachers and families by an integrated package of educational materials and aids: teaching cards, posters, films, CD-Roms, guides and booklets.

     Support for the Children's Hospital "Ospedale Pediatrico Bambino Gesu" in Rome for a research project to set up human endothelial cell banks to treat diseases and pathological injuries resistant to pharmacological therapy.

[]   Social initiatives

     Participation of the Telecom Italia Group in the 13th edition of the television marathon Telethon, providing Group facilities and technology to raise awareness for and most successfully support fundraising for muscular dystrophy and other genetic diseases. The Group also provided support in the form of an important press campaign in the leading national and regional newspapers to maximize circulation of the message of the appeal.

     Support for the 19th edition of "ViviCitta", recognized as a major social and sports event, with stops in 60 cities in Italy (and 30 prisons and juvenile detention centers) and 50 cities worldwide, covering a total distance of 14,535 km and involving one million participants. Africa was chosen as the testimonial for the 2002 edition, named "Run for rights".

     Support for the "Bread project", an educational program for alternative nutrition in the poor regions in Brazil aimed at eliminating infantile malnutrition through education for 10,000 people.

[]   Innovative services for social growth

     These basically refer to research and development activities by TILab for the Group companies in ICT, which have reverberations of great social importance.

     The E-Learning platform, begun in 2001, was completed. This service has made it possible to deliver "distance" learning and mixed learning (traditional classroom teaching supported by and/or replaced by on-line learning). In the distance learning field, the "Application Service Provider" facility (interactivity with the customer's IT structure or setting up the learning package on the customer's premises) proved the key solution for the future of training. Teaching packages were designed and produced and put into operation, as well as the E-Educational branch for formative services for Schools and Universities.

-------------------------------------------------------------------------------
     In 2003, "PROGETTO ITALIA" was launched programming community investment initiatives.

     Progetto Italia, publicly presented on January 21, 2003, is a further sign of the will to give a unitary and strategic sense to all the resources and energies spent by the Group on various fronts of activities in the cultural, social and sports field.

     Specifically, the aim of the program is to promote growth of the country through improving diffusion of culture and cultural values.

     With a budget of euro 30 million, Progetto Italia comprises more than 30 initiatives. Each of them is conceived and realized directly by Telecom Italia, either independently or in partnership allowing the Group to actively participate with a contribution of ideas and technologies.
-------------------------------------------------------------------------------

RESEARCH & DEVELOPMENT

During 2002, the R&D activities of the Telecom Italia Group were largely conducted by TILAB, also in collaboration with Pirelli Lab, dedicating 1,081 employees

The activities involved research and testing in the field of fixed, mobile and Internet telecommunications. As far as Internet and mobile applications are concerned, research activities were focused on testing integrated applications and technological solutions for multimedia, the definition of the manner and methods of accessing contents and managing broadband users, creating and evaluating hi-tech solutions for user environments (terminals, domestic cabling and applications platforms).

Activities in the sphere of switching and networking were geared to the evolution of IP networks, developing Content Delivery Network architectures for an efficient distribution of multimedia content. Particular attention was also focused on Wireless LAN and on innovative solutions for telephone services on package networks.

Research into network infrastructures involved both the metropolitan and transport network, with the testing of new automatic fiber optic switching architectures, and the access network, with the proposal of innovative solutions based on copper wire and fiber optic connections.

In 2002, these research activities led to the registration of 45 patents, an increase of 13% compared to the prior year.

Overall R&D expenditures incurred during the year amounted to approximately euro 121 million. The total of grants and low-interest loans to support R&D costs, already received or awaiting receipt by TILAB, amounted to approximately euro 12 million.

OTHER INFORMATION

EQUITY INVESTMENTS HELD BY DIRECTORS, STATUTORY AUDITORS AND GENERAL MANAGER

Pursuant to art. 79 which introduced Legislative Decree No. 58 of February 24, 1998, adopted by Consob under Resolution No. 11971 of May 14, 1999 and later amendments and supplements, the following table presents the equity interests held by the Directors, Statutory Auditors and General Manager of Telecom Italia S.p.A. and its subsidiaries.

------------------------------------------------------------------------------------------------------------------------------------
Name                                      Company           Class of    Number of         Number of      Number of      Number of
                                                             shares   shares held at       shares       shares sold   shares held at
                                                                      the end of 2001     purchased                  the end of 2002
------------------------------------------------------------------------------------------------------------------------------------

BOARD OF DIRECTORS
------------------------------------------------------------------------------------------------------------------------------------
Marco TRONCHETTI PROVERA                    =                   =          =                 =              =             =
------------------------------------------------------------------------------------------------------------------------------------
Gilberto BENETTON                           =                   =          =                 =              =             =
------------------------------------------------------------------------------------------------------------------------------------
Carlo Orazio BUORA                          =                   =          =                 =              =             =
------------------------------------------------------------------------------------------------------------------------------------
Riccardo RUGGIERO                           =                   =          =                 =              =             =
------------------------------------------------------------------------------------------------------------------------------------
Enrico BONDI                                =                   =          =                 =              =             =
------------------------------------------------------------------------------------------------------------------------------------
Umberto COLOMBO
------------------------------------------------------------------------------------------------------------------------------------
Francesco DENOZZA                           =                   =          =                 =              =             =
------------------------------------------------------------------------------------------------------------------------------------
Luigi FAUSTI                      Telecom Italia Mobile      ordinary   50,000               =              =          50,000
------------------------------------------------------------------------------------------------------------------------------------
Guido FERRARINI                             =                   =          =                 =              =             =
------------------------------------------------------------------------------------------------------------------------------------
Paolo GRANDI                                =                   =          =                 =              =             =
------------------------------------------------------------------------------------------------------------------------------------
Natalino IRTI                     Telecom Italia Mobile      ordinary   11,000               =           11,000           =
------------------------------------------------------------------------------------------------------------------------------------
Gianni MION                                 =                   =          =                 =              =             =
------------------------------------------------------------------------------------------------------------------------------------
Pietro MODIANO                              =                   =          =                 =              =             =
------------------------------------------------------------------------------------------------------------------------------------
Massimo MORATTI                             =                   =          =                 =              =             =
------------------------------------------------------------------------------------------------------------------------------------
Carlo Alessandro PURI NEGRI                 =                   =          =                 =              =             =
------------------------------------------------------------------------------------------------------------------------------------
Pier Francesco SAVIOTTI           Telecom Italia Mobile      ordinary   10,000               =              =          10,000
------------------------------------------------------------------------------------------------------------------------------------
Roberto ULISSI                              =                   =          =                 =              =             =
------------------------------------------------------------------------------------------------------------------------------------

BOARD OF STATUTORY AUDITORS
------------------------------------------------------------------------------------------------------------------------------------
Paolo GERMANI                               =                   =          =                 =              =             =
------------------------------------------------------------------------------------------------------------------------------------
Mario BOIDI                                 =                   =          =                 =              =             =
------------------------------------------------------------------------------------------------------------------------------------
Paolo GOLIA                          Telecom Italia          savings       =               4,309          4,309           =
------------------------------------------------------------------------------------------------------------------------------------
Fabrizio QUARTA                             =                   =          =                 =              =             =
------------------------------------------------------------------------------------------------------------------------------------
Gianfranco ZANDA                            =                   =          =                 =              =             =
------------------------------------------------------------------------------------------------------------------------------------

LITIGATION

There follows a description of the main disputes and litigation in which the Telecom Italia Group is involved at December 31, 2002. Except where specifically mentioned, the Telecom Italia Group did not make any provision to the risk reserves because of the absence of definite and certain elements and/or because a negative outcome to the litigation is not considered probable.

[]   DISPUTE CONCERNING RESOLUTIONS PASSED AT TELECOM ITALIA SHAREHOLDERS'
     MEETINGS

     Personal action is pending for damages claimed for a total of euro 18.9 million brought against Olivetti, Telecom Italia and the Chairman and Deputy Chairman pro tempore. The claim is based upon the alleged non-fulfillment of the commitments contained in the "Offer Document" relating to the takeover and exchange bid by Olivetti and Tecnost for Telecom Italia in 1999, and also for the resolution passed by the Shareholders' Meeting of January 14, 2000 for the buy-back of savings treasury stock.

[]   UNIVERSAL SERVICE

     In January 2002, the Regional Administrative Court (TAR) of Lazio ruled in favor of the appeal presented by Omnitel to obtain the annulment of the resolution passed by the National Regulatory Agency on the subject of the "Applicability of the formula for sharing the net cost of the universal service for the year 1999", that was also contested by Infostrada. In particular, the TAR ruled that the dispute concerning the errors in the administrative proceedings was valid whereas it turned down the plea over the merits of the regulation, which in any case will be updated.

     Meanwhile, Omnitel did not pay its share of the universal service (some euro 9 million) and the Ministry of Communication was thus unable to pay the amount due to Telecom Italia for the costs it incurred in 1999 to supply the universal service.

                                      ***

     In the early months of 2002, Telecom Italia was notified of the appeal presented by Omnitel to the TAR of Lazio and the extraordinary appeal filed by Wind to the Head of State to annul the resolution containing the regulations on the "Universal Service: Applicability of the formula for sharing the net cost of the universal service for the year 2000".

     In addition to the suspension of the efficacy of the law, Omnitel also requested that the case be referred to the Court of Justice of the European Community for a preliminary opinion on the correct interpretation of the EC directives. This being the case, Omnitel and Wind did not pay their share of the contribution for supplying the universal service for the year 2000 which amounted to euro 12 million.

[]   DATA TRANSMISSION SERVICES AND INTERNET ACCESS BASED ON X-DSL TECHNOLOGY

     Following a preliminary investigation into Telecom Italia's conduct with regard to the supply of basic band direct lines and the offer to its business users of broadband data-transmission and Internet access services based on x-DSL technology, without any corresponding wholesale rate plan for its competitors, in April 2001 the Antitrust Authorities imposed a fine of euro 59 million on Telecom Italia. In November, the TAR of Lazio reduced the fine to euro 29 million which was paid, with reserve, in January, in relation to a proposed appeal to the Council of State. The appeal was then filed to obtain the integral annulment of the contested proceedings, which was disputed on the basis of general unreasonableness and lack of motivation and preliminary investigation.

     In the meantime, claims for the payment of damages have been brought before the competent civil courts by Albacom, Infostrada, AIIP, Unidata, Data Service and other operators, for the alleged abuse of a dominant position on the part of Telecom Italia for the same conduct contested by the Antitrust Authorities. In January 2003, the Court of Appeals of Rome sentenced Telecom Italia to pay a total of about euro 2 million as compensatory damages to Albacom, Wind (formerly Infostrada), Cable & Wireless (formerly Unidata) and Data Service.

     Similar actions are pending for claims brought by other operators.

[]   GALACTICA DISPUTE

     At the end of May 2001 a dispute arose between Telecom Italia and the Internet Service Provider Galactica S.p.A. (currently in liquidation) for failure to renew the agreement concerning the testing of an Internet access service, at a flat rate. Assuming the alleged illegality of not renewing the agreement, Galactica claimed damages, challenging Telecom Italia not to interrupt the distribution of the service.

     In February 2002, Galactica therefore presented a new summons in action for damages suffered as a result of the alleged unfair trade practices of Telecom Italia.

     In May 2002, the magistrate judge combined the two cases.

     On October 16, 2002, the company Servinternet S.p.A. (formerly Galactica) in liquidation, presented a third summons in action against Telecom Italia to appear before the Milan Courts. This case has also been combined with the other two cases pending before the same magistrate judge.

[]   ALLEGED UNFAIR TRADE PRACTICES BY TELECOM ITALIA

     Following a petition by 27 operators of the competition in which Telecom Italia was denounced for alleged market strategies hurting market development, in regulation No. 179/01/CONS, the National Regulatory Agency objected to violations committed by the Company, and proceeded to commence the relative procedures for sanctions with independent and specific resolutions.

     A counter-action is pending before the TAR of Lazio for both the presumed procedure and the successive resolutions.

     In the meantime, the National Regulatory Agency notified Telecom Italia of certain proceedings relating to administrative sanctions which were contested by the Company before the TAR of Lazio.

[]   SEAT PAGINE GIALLE/DE AGOSTINI

     Arbitration proceedings initiated by De Agostini are pending against Seat Pagine Gialle, Finanziaria Web, Matrix and Buffetti group for the alleged non-fulfillment of the agreement signed in 2000 governing - among other things, the sale of the 40% stake in Finanziaria Web (which, in turn, controls Matrix) by De Agostini to Seat. Maintaining that all the conditions stipulated in the contract were met, De Agostini is asking for the specific execution of the agreement and, therefore, the transfer of its Finanziaria Web shares to Seat at the price of euro 700 million, with payment beginning on June 30, 2003.

[]   SEAT PAGINE GIALLE/CECCHI GORI

     On June 13, 2002, the Rome Court rejected the complaint filed by Cecchi Gori Group Media Holding and Fin.Ma.Vi. to find the financial statements and related balance sheet at December 31, 2000 of Cecchi Gori Communications - CGC (now Holding Media Communications) null and void and to find the resolutions passed by the Shareholders' Meeting of April 27, 2001 invalid. Cecchi Gori Group Media Holding and Fin.Ma.Vi appealed the decision, re-proposing the complaint in the first degree court.

     Pending at this date is i) the case for the annulment of the pledge of the CGC shares to guarantee the proper fulfillment of all the obligations covered by the contract under which, on August 7, 2000, Seat Pagine Gialle acquired control of CGC ii) the case for a declaratory judgement finding the resolution passed by the CGC Extraordinary Shareholders' Meeting invalid and to change the quorum for voting in the Board of Directors' Meeting and the Shareholders' Meeting. In August 2001, Cecchi Gori Group Media Holding and Fin.Ma.Vi. also initiated arbitration proceedings to find for the rescission or the invalidity of the contract for the acquisition of Cecchi Gori Communications dated August 7, 2000, signed between Seat Pagine Gialle and the Cecchi Gori Group, and to sentence Seat Pagine Gialle to return 75% of the share capital of Cecchi Gori Communication or to pay damages for breach of contract.

[]   FASTWEB

     On July 11, 2001, Telecom Italia and Fastweb signed the "Contract for access and utilization of civil infrastructures" in compliance with the ruling handed down by the Antitrust Authority, which obliged Telecom Italia to make its civil infrastructures available to competing operators for the supply of interactive and multimedia services, at non-discriminatory terms and prices aligned to costs.

     Telecom Italia was subpoenaed on August 29, 2002 to appear before courts in action brought by Fastweb so that the judge could ascertain and state the precise amount of consideration due for the access and the utilization of said infrastructures, eliminating any doubts arising from the interpretation of the clause governing the determination of price.

     Telecom Italia asked, by way of a counterclaim, the payment of some euro 46 million as consideration for the services contained in above said contract.

[]   FEE CONCERNING ARTICLE 20, PARAGRAPH 2 OF LAW NO. 448 OF DECEMBER 23 1998

     The Ministerial Decree of March 21, 2000 introducing Italian Law No. 448 of December 23, 1998, which, on January 1, 1999, established a new license fee in place of the concession fee was contested by Telecom Italia, Tim, Wind and Omnitel, before the TAR of Lazio and extraordinary appeals were presented by Infostrada and Albacom to the Head of State. Furthermore, with regard to extraordinary appeals presented to the Head of State, asking for the annulment of the above-mentioned decree, the Council of State brought the case before the European Court of Justice, raising the preliminary question of the non-compatibility of the fee with Community regulations relating to telecommunications.

     Following the dispute, Telecom Italia and Tim did not proceed to pay the fee for 2000, 2001 and 2002, although the corresponding costs, including interest, were recorded in the financial statements in the pertinent years.

[]   STET HELLAS

     In 1996, Mobitel - a company in the Greek Interamerican group (now Demco Reinsurance), and, at that time, the exclusive representative of Stet Hellas - initiated arbitration proceedings to ascertain its right to receive commissions not only on outgoing traffic generated by the subscribers it had signed up, but also on incoming traffic and on that generated by customers in default of payment. It also requested the payment of the corresponding damages in addition to damages generated by the cancellation of the exclusive agency agreement with Stet Hellas.

     The latter and Telecom Italia (which took over from Stet International which was already the guarantor of Stet Hellas and, as such, a party to the contracts at one time signed) presented a counterclaim seeking damages suffered as a result of the loss of the acquisition of market share caused by non-fulfillment on the part of Mobitel.

     In October 2000, a partial award was ruled which, in principle, agreed with Mobitel's request for recognition of a commission also on Stet Hellas's revenues from incoming traffic; in November 2001, the Board of Arbitration affirmed its jurisdiction over the quantification of the amount of damages, besides its payment. The parties therefore indicated their final claims which can be summarized in damages for some euro 140 million on the part of Mobitel and some euro 890 million on the part of Stet Hellas and Telecom Italia.

[]   NORTEL INVERSORA

     In August 2001, a minority shareholder of Nortel filed a complaint summoning the company's appearance before the Civil Court of Buenos Aires to try and reach an agreement (which did not have a positive outcome) over the alleged irregularities in the resolution passed by the Nortel Shareholders' Meeting approving the financial statements for the year ended December 31, 2000. The same shareholder had previously contested the resolution passed by the Nortel Shareholders' Meeting approving the financial statements at September 30, 2000. In September 2001, the effectiveness of both the aforementioned shareholders' resolutions was suspended by the Buenos Aires Court with a precautionary relief order.

     In August 2002, based on complaints filed by the same shareholder, two further hearings were held to attempt reconciliation (which proved inconclusive) regarding the alleged irregularities in the resolution passed by the Nortel Ordinary and Extraordinary Shareholders' Meeting on April 25, 2002, concerning, among other things, the approval of the financial statements at December 31, 2001.

     On March 3, 2003, a settlement agreement was reached with the aforesaid minority shareholder in which the same shareholder has agreed to desist from continuing with the pending legal cases against Nortel and its representatives and not to bring other similar actions against Nortel and/or its representatives. The agreement was validated by the Buenos Aires Court on March 5, 2003.

[]   BRASIL TELECOM

     There are two cases pending from 2001 brought by Brasil Telecom before the Civil Court of Rio de Janeiro (Brazil), against, respectively, Telecom Italia and Telecom Italia International and against two directors of Brasil Telecom nominated by Telecom Italia International. The suits request compensation for the damages suffered by Brasil Telecom as a result of the acquisition of CRT and the failure to participate in the auction of the SMP licenses.

[]   CHASE MANHATTAN BANK DISPUTE

     On April 5, 2002, the magistrate judge of the U.S. District Court for the District of Delaware dismissed the case against Telecom Italia (since it is no longer a direct shareholder of Iridium LLC) begun in June 2000 by Chase Manhattan Bank (now JP Morgan Chase Bank) over the U.S. $800 million loan given to Iridium Operating LLC (a subsidiary of Iridium LLC) in 1998.

     The above decision was appealed by Chase, which also decided to sue Iridium Italia S.p.A., a 30%-owned affiliate of Telecom Italia (with the remaining stake divided equally between TIM and Telespazio), and the direct shareholder of Iridium LLC.

[]   TIM PCS IN BRASILE

     Following the denial of the request for precautionary measures presented by the local operators, Telesp Celular and BCP, to obtain suspension of the effect of the share transfer of about 18.3% of the capital of Solpart by Telecom Italia International to Techold and to Timepart, as well as the administrative regulations related thereto, BCP brought ordinary action against Anatel, before the Brazilian Federal Court, to obtain the nullification of the assignment of PCS frequencies to the Brazilian subsidiaries of TIM.

[]   BANCOMEXT/ETEC S.A. DISPUTE

     By order of August 12, 2002, the Civil Court of Turin issued a cautionary attachment order for all the assets of Etec S.A. (a Cuban affiliated company of Telecom Italia) and Telan (a majority shareholder of Etec S.A., a subsidiary of the Cuban government), also including the receivables from third parties up to the amount of euro 33 million.

     This ruling follows an appeal presented by Banco Nacional de Comercio Exterior ("Bancomext") which claims breach of contract, on the part of Etec S.A. and Telan, concerning alleged obligations for the restitution and guarantee - to date, of an amount of about U.S. $300 million - established in a loan contract stipulated between Etac S.A., Telan, Bancuba (Central Bank of Cuba) and Bancomext. Notice of the attachment was successively served to Telecom Italia, TIM, Intesa BCI and Deutsche Telecom, which were ordered to suspend any payment to Etec S.A., up to euro 33 million.

     TIM has already made a negative statement as third party pursuant to art. 547 of the Italian Civil Code. Telecom Italia, on February 6, 2003, again pursuant to art. 547 of the Italian Civil Code, made a positive statement as third party.

[]   TELEQUE COMMUNICATIONS S.P.A.

     Under the summons of November 6, 2002, Teleque Communications S.p.A., a company operating in the sector of prepaid telephone cards for international telephone services, has brought suit to summon Telecom Italia before the Rome Court of Appeals to find for alleged unfair trade practices and to obtain damages quantifiable in euro 65 million. Teleque Communications claims that Telecom Italia acquired a competitive advantage by adding, for the supply of its interconnecting services, additional costs which, vice-versa, would not have been charged to Telecom Italia's final customers of prepaid international services.

[] EXPENSE COMPENSATION TO THE MINISTRY OF DEFENSE FOR THE LIBERATION OF THE 900 BAND FREQUENCY

     The Ministry of Defense and the Ministry of Communications, with the regulations formalized in 2001, have quantified the expenses to liberate the frequency band in question, charging such expenses mainly to TIM as the licenseholder of the TAC mobile service. The liberation of the band in question, instead, was aimed at amplifying the frequency resources to be destined to GSM and, as such, to be allocated among all the beneficiary operators.

     Maintaining that such judgements are not legal, since they are based upon an incorrect interpretation of Ministerial Decree 113/98 which governs the matter, said judgements have been contested before the TAR of Lazio, asking for their annulment.

[]   DISPUTE CONCERNING RESOLUTION 399/02

     On March 3, 2003, the National Regulatory Agency and Wind were notified of the appeal presented to the TAR against Resolution 399/02/CONS regarding the "Current cost accounting guidelines for notified operations of wireline and wireless networks" which constitutes the presupposition for establishing the prices to be applied to operators which ask to use of the network.

     Telecom Italia has contested the part of the resolution in which the National Regulatory Agency establishes that the current cost method, adopted to replace the historical cost method, should not be applied equally to the copper network, that is, the so-called "access network", for which the National Regulatory Agency has reserved the right to make future judgement and with reference to which it should continue, therefore, to apply the historical cost method.

[]   INTERBUSINESS SERVICES

As required by the Antitrust Authority, the accounting principles used to determine the economic values for Interbusiness services are described below. These accounting principles have been audited starting from the year 1996.

In 2002, this examination was performed by the firm of Reconta Ernst & Young S.p.A..

     o Revenues are stated at market prices for competitive services and at rates established by law for services granted by license and are recorded on the accrual basis. In the case of services provided that imply the use of dedicated access lines by the final customer, the revenues also include the income from leasing such lines (valued on the basis of the rates defined in the ministerial decrees), with the consequent recognition of the same amount in costs.

     o Direct costs

     - labor costs represent the cost of personnel who worked to provide such services; the cost includes salary and wages, social security costs, provisions for employee termination indemnities and other sundry costs recorded on the basis of the number of persons in the dedicated operating structures and using cost accounting standards;

     - network utilization costs include the cost to use the regulated carrier services (usually direct connections) and the cost to use the carrier products/services offered in a competitive environment; they are therefore valued, respectively, using the rates established by law and the rates applied to all third-party customers, the same as that which occurs in the cost structure of other carriers in the sector;

     - other direct costs refer to direct costs (advertising, marketing, service connection, operating and maintenance, etc.) and indirect costs (corporate structure costs supporting the operating lines) valued using cost accounting standards and applying specific allocation methods.

     o Depreciation: of fixed assets directly employed in providing the services in question are determined on the basis of the estimated useful lives of the assets of Telecom Italia.

The economic results of the interbusiness services are reported as follows:
===============================================================================
                                  2002       2001           Change
                                  (a)        (b)            (a-b)
                                                      -------------------------
(thousands of euro)                                    amount      %
------------------------------=================================================
Revenues                        70,157     88,913     (18,756)   (21.1)
Costs                          (56,286)   (80,810)     24,524    (30.3)
Of which:
 Labor cost                     (2,871)    (5,920)      3,049    (51.5)
 Network utilization costs     (36,023)   (44,878)      8,855    (19.7)
 Other costs                   (17,392)   (30,012)     12,620    (42.0)
-------------------------------------------------------------------------------
Gross operating profit          13,871      8,103       5,768     71.2
-------------------------------------------------------------------------------
Depreciation and amortization  (17,696)   (18,439)        743     (4.0)
-------------------------------------------------------------------------------
Operating loss                  (3,825)   (10,336)      6,511      n.s.
-------------------------------------------------------------------------------

     The results for 2002 show an operating loss of euro 3.8 million compared to a loss of euro 10.3 million in 2001. Such result is due to the combined effect of the reduction in revenues that was more than offset by the reduction in costs. The impact on revenues (-21.1%) is mainly on account of a decline in customers who switched to other alternative plans. The reduction of resources absorbed by the service is due to a decline in the clientele and, in some cases, a reduction in the unit cost; in total, therefore, costs decreased by 30.3%. Depreciation and amortization show a reduction of 4.0%.

                       CONSOLIDATED FINANCIAL STATEMENTS
                              AT DECEMBER 31, 2002
                            OF TELECOM ITALIA GROUP


--------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS                                           12/31/2002        12/31/2001
--------------------------------------------------------------------------------------------------
ASSETS
(in millions of euro)


RECEIVABLES FROM SHAREHOLDERS FOR CAPITAL CONTRIBUTIONS
 o PORTION CALLED IN                                                          =                 =
 o PORTION NOT CALLED IN                                                      4                 1
                                                                         ------            ------
TOTAL RECEIVABLES FROM SHAREHOLDERS FOR CAPITAL CONTRIBUTIONS                 4                 1
                                                                         ------            ------

INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS
 o INTANGIBLE ASSETS
          Start-up and expansion costs                                       73               104
          Industrial patents and intellectual property rights             1,256             1,274
          Concession, licenses, trademarks and similar rights             3,995             4,452
          Goodwill                                                           15                47
          Consolidation difference                                        6,597             9,094
          Work in progress and advances to suppliers                        831               874
          Other intangibles                                                 285               352
                                                                         ------            ------
          TOTAL INTANGIBLE ASSETS                                        13,052            16,197
                                                                         ------            ------
 o FIXED ASSETS
          Land and buildings                                              2,145             2,877
          Plant and machinery                                            14,933            16,649
          Manufacturing and distribution equipment                           49                73
          Other fixed assets                                                677               731
          Construction in progress and advances to suppliers              1,487             1,427
                                                                         ------            ------
          TOTAL FIXED ASSETS                                             19,291            21,757
                                                                         ------            ------
 o LONG-TERM INVESTMENTS
          Equity investments in:
          unconsolidated subsidiaries                                        18                18
          affiliated companies                                            2,051             4,764
          other companies                                                   217               145
                                                                         ------            ------
          Total equity investments                                        2,286             4,927
          Advances on future capital contributions                            =             1,659
          Accounts receivable:                                   (*)                 (*)
          unconsolidated subsidiaries                               5         5         2       2
          affiliated companies                                      2       435         =     117
          other receivables                                        55       215        80     273
                                                               ------    ------    ------  ------
          Total accounts receivable                                62       655        82     392
                                                               ------              ------
          Other securities                                                   15                86
                                                                         ------            ------
          Treasury stock (total par value of euro 28 million at
          12/31/2002)                                                       287                 =
                                                                         ------            ------
          TOTAL LONG-TERM INVESTMENTS                                     3,243             7,064
                                                                         ------            ------
TOTAL INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS                35,586            45,018
                                                                         ------            ------
CURRENT ASSETS
         o INVENTORIES
          Raw materials and supplies                                         19                22
          Work in progress and semifinished goods                             8                 6
          Contract work in process                                          179               352
          Finished goods and merchandise:
          finished goods                                            2                  2
          merchandise                                             202       204       253     255
                                                               ------              ------
          Advances to suppliers                                               1                 1
                                                                         ------            ------
          TOTAL INVENTORIES                                                 411               636
                                                                         ------            ------
         o ACCOUNTS RECEIVABLE                                 (* *)               (* *)
          Trade accounts receivable                                 1     7,901         3   7,904
          Accounts receivable from unconsolidated subsidiaries      =        41         =      31
          Accounts receivable from affiliated companies             =       213         =     567
          Accounts receivable from parent companies                 =         2         =       1
          Other receivables                                     1,221     6,236       478   4,524
                                                               ------    ------    ------  ------
          TOTAL ACCOUNTS RECEIVABLE                             1,222    14,393       481  13,027
                                                                         ------            ------
         o SHORT-TERM FINANCIAL ASSETS
          Equity investments in unconsolidated subsidiaries                 170               247
          Other equity investments                                            1                 9
          Other securities                                                  278             1,935
          Receivables for sales of securities                                55                 3
                                                                         ------            ------
          TOTAL SHORT-TERM FINANCIAL ASSETS                                 504             2,194
                                                                         ------            ------
         o LIQUID ASSETS
          Bank and postal accounts                                        1,251               757
          Cash and valuables on hand                                          4                 5
                                                                         ------            ------
          TOTAL LIQUID ASSETS                                             1,255               762
                                                                         ------            ------
TOTAL CURRENT ASSETS                                                     16,563            16,619
                                                                         ------            ------
ACCRUED INCOME AND PREPAID EXPENSES
Issue discounts and similar charges                                         108                94
Accrued income and other prepaid expenses                                   525               938
                                                                         ------            ------
TOTAL ACCRUED INCOME AND PREPAID EXPENSES                                   633             1,032
                                                                         ------            ------
TOTAL ASSETS                                                             52,786            62,670
==================================================================================================
(*)       Amounts due within one year.
(**)      Amounts due beyond one year.

                                                                            116

----------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS                                           12/31/2002        12/31/2001
----------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
(in millions of euro)


SHAREHOLDERS' EQUITY

PARENT COMPANY INTEREST IN:
.. SHARE CAPITAL                                                           4,024             4,023
.. RESERVE FOR TREASURY STOCK                                                287               =
.. RESERVES AND RETAINED EARNINGS                                          5,060            11,567
.. NET LOSS                                                                 (322)           (2,068)
                                                                         ------            ------
TOTAL PARENT COMPANY INTEREST                                             9,049            13,522
                                                                         ------            ------
MINORITY INTEREST IN:
.. SHARE CAPITAL, RESERVES AND RETAINED EARNING                            3,159             5,377
.. NET INCOME                                                                619               410
                                                                         ------            ------
TOTAL MINORITY INTEREST                                                   3,778             5,787
                                                                         ------            ------
TOTAL SHAREHOLDERS' EQUITY                                               12,827            19,309
                                                                         ------            ------

RESERVES FOR RISKS AND CHARGES
Reserve for pension and similar obligation                                   32                49
Reserve for taxes
for taxes                                                                   198               154
for deferred taxes                                                           34                35
                                                                         ------            ------
Total reserve for taxes                                                     232               189
Other reserves                                                            4,950             2,815
                                                                         ------            ------
TOTAL RESERVES FOR RISKS AND CHARGES                                      5,214             3,053
                                                                         ------            ------

RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES                              1,305             1,350
                                                                         ------            ------

                                                               (* *)               (* *)
LIABILITIES
Debentures                                                     10,511    10,624     8,003   8,183
Convertible debentures                                          1,964     1,964     2,500   2,500
Due to banks                                                    1,803     5,028     3,340  10,235
Due to other lenders                                              644     1,419     1,186   2,163
Advances                                                            =       263         =     388
Trade accounts payable                                             13     5,477       155   6,226
Notes payable                                                       =       241       221     221
Accounts payable to unconsolidated subsidiaries                     =        16         =      25
Accounts payable to affiliated companies                           24       645       474     902
Accounts payable to parent companies                                =       296         =       1
Taxes payable                                                      20       597        82     922
Contributions to pension and social security institutions         535       784       598     865
Other liabilities                                                  50     4,516       178   4,851
                                                               ------    ------    ------  ------
TOTAL LIABILITIES                                              15,564    31,870    16,737  37,482
                                                                         ------    ------  ------
ACCRUED EXPENSES AND DEFERRED INCOME                                      1,570             1,476
                                                                         ------            ------

                                                                         ------            ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               52,786            62,670
===================================================================================================
(* *) Amounts due beyond one year.

-------------------------------------------------------------------------------
MEMORANDUM ACCOUNTS                              12/31/2002      12/31/2001
-------------------------------------------------------------------------------
(in millions of euro)


GUARANTEES PROVIDED
 Sureties:
 on behalf of unconsolidated subsidiaries              5              20
 on behalf of affiliated companies                   783           1,041
 on behalf of others                                 231             213
                                                  ------          ------
 Total sureties                                    1,019           1,274
                                                  ------          ------
 Endorsements:
                                                  ------          ------
  on behalf of others                                  =               =
                                                  ------          ------
 Other guarantees:
  on behalf of unconsolidated subsidiaries             =               3
  on behalf of affiliated companies                   10              50
  on behalf of others                                 84              95
                                                  ------          ------
Total other guarantees                                94             148
                                                  ------          ------
TOTAL GUARANTEES PROVIDED                          1,113           1,422
                                                  ------          ------

COLLATERAL PROVIDED
 For obligations of others, of affiliated            110             147
 companies
 For own obligations, not including liabilities        1              16
                                                  ------          ------
TOTAL COLLATERAL PROVIDED                            111             163
                                                  ------          ------
                                                  ------          ------
 PURCHASES AND SALES COMMITMENTS                   3,077           5,369
                                                  ------          ------
                                                  ------          ------
 OTHER MEMORANDUM ACCOUNTS                            88             287
                                                  ------          ------

                                                  ------          ------
 TOTAL MEMORANDUM ACCOUNTS                         4,389           7,241
                                                  ------          ------
===============================================================================

---------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME                                                   2002                 2001
---------------------------------------------------------------------------------------------------------------
(in millions of euro)
PRODUCTION VALUE

Sales and service revenues                                                         30,400                30,818
Changes in inventories of work in progress,
semifinished and finished goods                                                         2                    =
Changes in inventory of contract work in process                                      (42)                 (115)
Increases in capitalized internal construction costs                                  675                   581
Other revenue and income:
operating grants                                                                       19                    24
other                                                                                 460                   393
                                                                                   ------                ------
Total other revenue and income                                                        479                   417
                                                                                   ------                ------
TOTAL PRODUCTION VALUE                                                             31,514                31,701
                                                                                   ------                ------
PRODUCTION COST
Raw materials, supplies and merchandise                                            (1,579)               (1,767)
Semifinished and finished goods                                                      (200)                 (205)
Services                                                                           (9,229)               (9,552)
Use of property not owned                                                          (1,145)               (1,069)
Personnel:
wages and salaries                                                                 (3,272)               (3,355)
social security contributions                                                        (970)                 (993)
termination indemnities                                                              (208)                 (211)
other costs                                                                           (90)                 (107)
                                                                                   ------                ------
Total personnel cost                                                               (4,540)               (4,666)
Amortization, depreciation and writedowns
amortization of intangible assets                                                  (2,094)               (2,241)
depreciation of fixed assets                                                       (3,783)               (4,034)
other writedowns of intangibles and fixed assets                                      (57)                  (16)
writedowns of receivables included in current assets and liquid assets               (542)                 (439)
                                                                                   ------                ------
Total amortization, depreciation and writedowns                                    (6,476)               (6,730)
Changes in inventory of raw materials, supplies and merchandise                        12                    57
Provisions for risks                                                                 (109)                 (189)
Other provisions                                                                      (44)                  (89)
Miscellaneous operating costs                                                        (823)                 (817)
                                                                                   ------                ------
TOTAL PRODUCTION COST                                                             (24,133)              (25,027)
                                                                                   ------                ------
OPERATING INCOME                                                                    7,381                 6,674
                                                                                   ------                ------
FINANCIAL INCOME AND EXPENSE
Income from equity investments:
dividends from unconsolidated subsidiaries                                             16                     9
dividends from other companies                                                          =                     8
other income from equity investments                                                    2                   137
                                                                                   ------                ------
Total income from equity investments                                                   18                   154
                                                                                   ------                ------
Other financial income from:
accounts receivable included in long-term investments
affiliated companies                                                                    1                     7
other                                                                                  16                    16
                                                                                   ------                ------
Total accounts receivable included in long-term investments                            17                    23
                                                                                   ------                ------
securities, other than equity investments, included in long-term
investments                                                                             4                     3
securities, other than equity investments, included in current assets                  90                   135
other income
interest and fees from unconsolidated subsidiaries                                      1                     1
interest and fees from affiliated companies                                            12                    16
interest and fees from others and miscellaneous income                              1,094                   744
                                                                                   ------                ------
Total other income                                                                  1,107                   761
                                                                                   ------                ------
Total other financial income                                                        1,214                   919
                                                                                   ------                ------
Interest and other financial expense:
interest and fees paid to affiliated companies                                        (23)                  (31)
interest and fees paid to others and miscellaneous expense                         (2,694)               (3,044)
                                                                                   ------                ------
Total interest and other financial expense                                         (2,717)               (3,075)
                                                                                   ------                ------
TOTAL FINANCIAL INCOME AND EXPENSE                                                 (1,485)               (2,002)
                                                                                   ------                ------
===============================================================================================================

                                                                                                            119

---------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME                 (continued)                  YEAR 2002             YEAR 2001
---------------------------------------------------------------------------------------------------------------
(in millions of euro)

VALUE ADJUSTMENTS TO FINANCIAL ASSETS
Upward adjustments of
equity investments                                                                    121                   167
                                                                                   ------                ------
Total upward adjustments                                                              121                   167
                                                                                   ------                ------
Writedowns of
equity investments                                                                   (668)               (1,933)
long-term investments, other than equity investments                                  (40)                  (49)
securities, other than equity investments, included in current assets                 (95)                 (141)
                                                                                   ------                ------
Total writedowns                                                                     (803)               (2,123)
                                                                                   ------                ------
TOTAL VALUE ADJUSTMENTS                                                              (682)               (1,956)
                                                                                   ------                ------

EXTRAORDINARY INCOME AND EXPENSE
Income
gains on disposals                                                                  2,413                   392
miscellaneous                                                                         401                   460
                                                                                   ------                ------
Total income                                                                        2,814                   852
                                                                                   ------                ------
Expense
losses on disposals                                                                  (173)                  (46)
prior years' taxes                                                                     (6)                   (5)
provisions and writedowns of equity investments                                    (6,552)               (2,984)
miscellaneous                                                                      (1,720)               (1,269)
                                                                                   ------                ------
Total expense                                                                      (8,451)               (4,304)
                                                                                   ------                ------
TOTAL EXTRAORDINARY ITEMS                                                          (5,637)               (3,452)
                                                                                   ------                ------
LOSS BEFORE TAXES                                                                    (423)                 (736)
                                                                                   ------                ------
Income taxes
current taxes                                                                      (1,451)               (1,186)
deferred taxes                                                                      2,167                   261
                                                                                   ------                ------
Total income taxes                                                                    716                  (925)
                                                                                   ------                ------
NET INCOME (LOSS) BEFORE MINORITY INTEREST                                            293                (1,661)
                                                                                   ------                ------
Minority interest                                                                    (619)                 (410)
                                                                                   ------                ------
NET LOSS                                                                             (326)               (2,071)
                                                                                   ------                ------
===============================================================================================================

                                                                                                            120

Notes to consolidated financial statements

The consolidated financial statements have been prepared in accordance with the provisions of the Italian Civil Code and are also accompanied by the Report on the Group's operations together with the Report on Telecom Italia. At December 31, 2002, a 54.94% stake is held in Telecom Italia by Olivetti S.p.A.

Reclassifications made to certain captions of the consolidated financial statements have also been made to the consolidated financial statements at December 31, 2001 for purposes of comparison.

The consolidated statement of cash flows, although presented in the Report on Operations, constitutes an integral part of these Notes to consolidated financial statements pursuant to Article 29, paragraph 3 of Legislative Decree No. 127/1991.

The scope and principles of consolidation, the summary of significant accounting policies, along with the composition and changes in the individual components of the consolidated financial statements are set out below.

SCOPE OF CONSOLIDATION

The scope of the consolidation at December 31, 2002, which was affected by the far-reaching reorganization of the Business Units compared to December 31, 2001, includes the Italian and foreign companies listed in Annex 5, in which Telecom Italia holds a majority of voting rights, and all other companies in which it exercises a dominant influence.

The companies in which Telecom Italia holds between a 20% and 50% investment in share capital, with voting rights, including jointly controlled companies and companies in which a significant influence is exercised, have been accounted for using the equity method.

The following changes have taken place in the scope of consolidation since December 31, 2001:

     a)   added to the scope of consolidation:

          - for Domestic Wireline: Mediterranean Nautilus Telekomunikasyon Hizmetleri Ticaret Anonim Sirketi, Latin American Nautilus Saint Croix, Latin American Nautilus Colombia Limitada and Latin American Nautilus Bolivia;

          -    for Mobile: Timnet Usa, Starcel and Blu;

          -    for IT Market: Agrisian;

          -    for IT Group: Webegg group and Teco Soft Argentina;

          - for Other Activities: EMSA Servizi Immobiliari, IN.TEL.AUDIT, Epiclink and Netesi.

     b)   eliminated from the scope of consolidation:

          - for Domestic Wireline: Euro Datacom, TMI Italy-Canada and TMI do Brasil;

          -    for Mobile: Autel;

          - for Internet and Media: Data House Group and certain minor companies in the Internet Business Area;

          -    for IT Market: Consiel, Sogei;

          -    for IT Group: Teco Soft Espana;

          - for Other Activities: Telespazio group, Emsa, Immsi, Telimm, Trainet, 9Telecom group, Indian Telecommunication Holding, Telecom Italia de Espana and Telecom Italia GmbH.

     c)   merged:

          - for Mobile: Blu in TIM, Telepolis in Stet Hellas, and Tim Celular Centro Sul and Portale Rio Norte in Tim Celular (ex Portale Sao Paulo);

          - for Internet and Media: H.M.C. Broadcasting and H.M.C. Produzioni in TV Internazionale;

          - for IT Group: Sibisiel in Netsiel; Sodalia, Telesoft, Saritel and Netsiel in IT Telecom;

          - for Other Activities: Softe, Sogerim, Huit II and TI Media in Telecom Italia Finance (ex TI Web).

Telecom Italia S.p.A. also conferred the "International Wholesale Services" business segment to Telecom Italia Sparkle S.p.A. (ex TMI Telemedia International Italia S.p.A.) and the "Training" business to Telecom Italia Learning Services S.p.A.

At December 31, 2002, Telecom Italia's subsidiaries and affiliates listed in Annexes 5 to 7, were categorized as follows:

                                                             Subsidiaries                      Affiliates           Total
==========================================================================================================================
                                                    Italy        Abroad     Total      Italy    Abroad      Total
                                                 -------------------------------------------------------------------------
Companies:
 o  consolidated line-by-line                        80            155        235                                      235
 o  valued by the equity method                       2              7          9        32       38          70        79
 o  valued at cost                                   31             16         47        20        7          27        74
--------------------------------------------------------------------------------------------------------------------------
Total companies                                     113            178        291        52       45          97       388
==========================================================================================================================

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements used in consolidation are those of each consolidated company at December 31, 2002, approved by the respective boards, and adjusted where necessary to conform to the accounting policies adopted by the Parent Company, Telecom Italia.

The financial statements expressed in foreign currency have been translated into euro by applying the average annual exchange rate to the individual items of the statement of income and the year-end exchange rate to the items of the balance sheet.

The difference arising from the translation of beginning shareholders' equity and the net result for the year at the year-end exchange rate is recorded in the reserves under consolidated shareholders' equity.

For the consolidated subsidiaries and affiliates which use inflation accounting to eliminate distorting effects on the results for the year, the statements of income have been translated at the year-end exchange rates instead of at the average rates. The companies in the Group which apply inflation accounting principles are Corporacion Digitel C.A. (Venezuela), Finsiel Romania S.r.l. (Romania), IS Tim Telekomunikasyon Hizmetleri A.S. (Turkey) and Teco Soft Argentina (Argentina).

The exchange rates used are those presented in "Other information".

All subsidiaries included in the scope of consolidation have been consolidated using the line-by-line method, which can be summarized as follows:

a) assumption of the total amount of assets, liabilities, revenues and expenses, regardless of the interest held, separately showing the minority interest in shareholders' equity and net income;

b) the difference arising from the elimination of the carrying value of an investment in a company included in the scope of consolidation against the underlying share of the shareholders' equity at the date of acquisition is allocated, where possible, to the assets and liabilities of the company. Any residual amount is treated as follows:

     o if positive, it is recorded in "consolidation difference" under "intangible assets" and is amortized on the straight-line method over the estimated time required to recover the amount and, in any case, not more than a period of 15 years;

     o if negative, it is recorded in shareholders' equity as "consolidation reserve", or, when the amount is due to expectations of unfavorable financial results, to "consolidation reserve for future risks and charges";

c) elimination of receivables and payables, as well as expenses and revenues among consolidated companies;

d) elimination of profit included in fixed assets and intangible assets which stem from intra-Group purchases of goods and services at market prices. The portion of intra-Group revenues referring to the above goods and services has been reclassified, net of intra-Group profit, to the item "increase in capitalized internal construction costs".

Provisions and value adjustments made by individual consolidated companies exclusively for the purpose of securing tax benefits allowed by law have also been eliminated from the consolidated financial statements.

ACCOUNTING POLICIES

The accounting policies adopted in preparing the consolidated financial statements conform to the law and have been applied on a basis consistent with the prior year. The accounting policies are set out below:

Intangible assets

Intangible assets are recorded at acquisition or production cost and are amortized systematically over their estimated period of benefit, as follows:

Licenses, trademarks and similar rights          Contract term
Goodwill                                         Years expected to be benefited
Software                                         Generally 3 years
Leasehold improvements                           Lease period

Capitalized software costs only represent costs for the development of new software or improvements to software for the introduction of new features. The Group applies the same principle to website development costs and software development costs for internal use. All costs for software maintenance, for software development of new features that are not introduced and for the preliminary stages of software development are expensed in the statement of income in the year incurred.

Fixed assets

Fixed assets are recorded at acquisition or production cost, including incidental purchase costs and expenses directly attributable to construction. They are depreciated on the straight-line method over their estimated useful lives or possibility of utilization. They include inflation adjustments required or allowed by specific laws in the countries in which the fixed assets are located.

Construction in progress is stated at the amount of direct costs incurred. Ordinary maintenance is expensed in the statement of income in the year incurred. The elimination, disposal or sale of fixed assets is recorded in the financial statements by eliminating the cost and accumulated depreciation from the balance sheet and booking the related gain or loss in the statement of income.

Equity investments

Equity investments considered long-term in nature are recorded in long-term investments or, if acquired for subsequent sale, recorded in short-term financial assets.

Long-term equity investments in unconsolidated subsidiaries and affiliates are generally valued by the equity method; positive differences arising upon acquisition, between the carrying value of the investments in said companies and the underlying share of net equity at current values, are included in the value of the investments and amortized on the straight-line method over their expected period of recoverability and, in any case, for a period not exceeding 15 years. Such amortization is charged to the statement of income in "value adjustments to financial assets" under writedowns of equity investments.

Other long-term investments in unconsolidated companies are recorded at acquisition or subscription cost, including incidental costs, adjusted for any reasonable expectations of a decline in profitability or recoverability in future years.

In the case of a permanent impairment, the value of such investments is written down and the impairment in value in excess of the corresponding carrying value is recorded in "reserves for risks and charges".

Contracts for the loan of securities are represented in the financial statements as two functionally related transactions: a loan and a "repurchase transaction" on the securities with the obligation of the borrower to resell them at maturity. Accordingly, "Other receivables" and "Other liabilities" include, respectively, a receivable and a payable of the same amount at the fixed amount of the contract (market price of stock at the date of delivery of the securities).

Equity investments included under current assets, consisting mainly of shares of consolidated listed companies purchased for trading purposes, are stated at the lower of cost and realizable value, based on the year-end stock market prices.

Writedown of long-term assets

Long-term assets (intangibles, including goodwill, fixed assets and equity investments) are written down when there is a permanent impairment to below their net book value. The lower value is not maintained in subsequent financial statements whenever the reasons for the adjustment no longer apply. The Group periodically evaluates its long-term assets for any permanent impairments in value. The writedown is recorded when the recoverable value of the asset is below the net book value and, in this case, the amount of the writedown is given by the difference between the two amounts, as stated in Article 2426, paragraph 1, paragraph 3 of the Italian Civil Code.

Other securities (other than equity investments)

Securities that the company intends to hold to maturity are included among long-term investments; those bought for trading purposes are listed under short-term financial assets.

Securities held as long-term investments are valued at cost, adjusted by any permanent impairment in value. Securities included in current assets are valued at the lower of cost of acquisition and realizable value based on market prices.

Writedowns of securities will be reversed in subsequent years, if the underlying assumptions are no longer correct.

Securities acquired under "repurchase agreements", for which the obligation exists to resell them at maturity, are included at purchase cost in receivables under short-term financial assets. The difference between the sales price and the purchase price is allocated to income as it accrues with a contra-entry to accrued income/expense in the balance sheet.

Inventories

Inventories are valued at the lower of purchase or production cost and market.

The methods mainly used in computing cost are the following:

-    raw materials and finished goods: LIFO with annual adjustments;

-    merchandise: weighted average;

-    work in progress and semifinished goods: production cost;

-    contract work in process:

     o    contracts covering less than 12 months: industrial cost;

     o contracts covering more than one year: at estimated revenues using the percentage of completion method.

In determining the value of contract work in process, anticipated losses upon completion and any other risks are also taken into account. Inventories of raw materials, finished goods and merchandise which exceed foreseeable manufacturing requirements or have become obsolete are written down to their estimated realizable value.

Accounts receivable and liabilities

Receivables are stated at estimated realizable value and classified under long-term investments or current assets. Estimated realizable value is based upon an analysis of receivables at year-end. Uncollectible receivables are accounted for in the year they are identified. Liabilities are shown at their nominal value.

Transactions in foreign currency

Monetary assets and liabilities are accounted for at the exchange rate as of the transaction date and updated to the exchange rates prevailing at year-end, taking into account hedging contracts. Unrealized positive and negative differences arising from recording foreign currency assets and liabilities at the exchange rates at the transaction date and at year-end date are recorded in the statement of income, respectively, in "financial income" and "financial expense".

Accruals and deferrals

These items are recorded on the accrual basis.

Reserves for risks and charges

"For taxes": this reserve includes prudent provisions for estimated tax charges, including any surtaxes and late payment interest, on positions not yet agreed or in dispute.

"For deferred taxes": this reserve includes deferred taxes calculated as described in the note on income taxes.

"Other reserves" relate primarily to provisions to cover risks and charges for losses or liabilities of certain or likely existence whose amount or date of occurrence could, however, not be determined at the end of the year. The provisions reflect the best possible estimate, based on the commitments made and on the available data.

Reserve for employee termination indemnities

The amount of this reserve is determined in accordance with current laws and collective bargaining agreements and includes the liability matured at the end of the year in favor of all personnel employed by the Italian consolidated companies, net of advances paid.

Employee benefit obligations under Law No. 58/1992

Employee benefit obligations, as required by Law No. 58/1992, are accounted for on a cash basis, as described in the notes to financial statements of Telecom Italia. The remaining liability for such obligations, payable in fifteen deferred annual installments on the basis of the statement updated to December 31, 2002 by the National Social Security Institute (INPS) and according to its interpretation, amounts to euro 1,227 million, divided as follows:

a) euro 859 million for the principal amount (except for the portion attributable to former Iritel employees);

b)   euro 368 million for accrued interest.

As regards pre-amortization interest and the related accrued interest, as described in the notes of Telecom Italia, the dispute with INPS was won by Telecom Italia and the ensuing credit of euro 131 million has been completely offset against the payment of the regular expense installments.

The consolidated balance sheet also includes euro 595 million due to INPS for the residual liability relating to the estimate for the employees of the former State Company for Telephone Services (ASST) made by the special Ministerial Commission established under Law No. 58/1992, upon the contribution of the assets of the Post and Telecommunications Administration to Iritel.

The employee benefit obligations to guarantee uniform insurance status recorded in the consolidated statement of income for the year 2002 (under "extraordinary expense") amount to euro 155 million inclusive of accrued and pre-amortization interest.

Grants

Both operating grants (directly credited to the statement of income) and capital grants or grants for installations are recorded in the accounting period in which the paperwork documenting the grants is received, or in the period in which the respective costs are incurred, provided that the certainty of payment is confirmed by established procedures. Such grants are not subject to restrictions regarding their use and are not subject to reimbursement.

Specifically, capital grants are recorded in deferred income and recognized in future years in the statement of income in relation to the amount of depreciation taken on the underlying assets to which the grants refer.

Revenues and expenses

Revenues and expenses are recorded on an accrual basis.

In particular, revenue are recognized in the consolidated statement of income as follows:

a) telecommunications services (wireline and mobile): in the year in which the services are rendered; in particular, traffic revenues are shown gross of the amounts due to other carriers which are recorded, for the same amount, in production costs. Certain services deriving from wireline and mobile telephony are invoiced in advance and recognized as revenues when they are used. The revenues deriving from other telecommunications services, principally those related to network access, long-distance calls and the use of local and wireless networks, are recognized in the statement of income on the basis of the minutes of traffic used or on the basis of fixed rates by contract. The revenues deriving from installations or activations are recognized in the statement of income at the date of installation or activation. The revenues and costs relating to sales of wireless equipment and related accessories are recognized in the statement of income at the time of delivery and acceptance on the part of the customers in that these revenues are considered separate from the revenues deriving from the use of wireless services;

b) information technology and innovative network services, other activities: to the extent to which the related services were carried out during the fiscal year.

c) revenues from the segments Internet and Media, which principally derive from advertising and publishing, the sale of office and similar products and internet access (including related services) are recognized in the statement of income as follows: i) the revenues from advertising and publishing sales are recognized in the income statement on the basis of the date of publication which corresponds to the date the telephone directories are printed and distributed ii) revenues from advertising sales from on-line services are recognized in revenues when the advertising appears on the website iii) revenues from TV advertising are recognized when the advertising is broadcast and iv) the sales of office and similar products are recognized in revenues when passage of title takes place, usually upon delivery of the products.

Provisions for returns and other sales-related provisions are recorded in the year of the relative sales. Revenues for internet access and related services, mainly subscriber revenues, are recognized in the period in which the subscription is in effect, using the straight-line method.

Leased assets

Assets covered by finance lease contracts with a purchase option are recorded in fixed assets and depreciated from the date of the lease contract using rates consistent with those used for similarly owned assets. At the same time, a liability is recorded for the same amount, adjusted by the principal lease payments. The statement of income is charged for the financial expenses for the period and the depreciation charge on the assets acquired in leasing.

Income taxes

Current income taxes are computed on the basis of a realistic estimate of the income tax charge according to the tax laws of the country; the related income tax payable is shown net of payments on account, withholding taxes and tax credits in "income taxes payable". Any net receivable position is shown in "other receivables". Deferred income taxes are calculated in the financial statements of the individual consolidated companies on the basis of the temporary differences between the value attributed to the assets and liabilities for statutory purposes and the value attributed to the same assets and liabilities for tax purposes, as well as on the consolidation adjustments in the consolidated financial statements. Deferred tax assets, including benefits from tax loss carryforwards, are booked in "other receivables" in current assets. The tax benefit relating to tax loss carryforwards is recorded only when there is reasonable certainty of recovery.

Deferred tax assets and liabilities are offset, whenever the assumptions for doing so exist. Deferred taxes on the reserves and funds in abeyance of taxation carried by the consolidated companies or the companies accounted for using the equity method are book if such reserves will be distributed or, in any case, utilized and their distribution or utilization gives rise to a tax charge.

Capitalization of interest

Interest on construction projects is capitalized only when loans have been taken out that can be specifically attributed to the project.

Memorandum accounts

"Collateral and guarantees provided" are recorded for an amount equal to the guarantee provided; those in foreign currencies are translated at year-end exchange rates.

"Purchases and sales commitments" are determined on the basis of the unperformed portion of contracts outstanding at the end of the fiscal year which do not fall under the normal "operating cycle".

Derivative financial instruments

Derivative financial instruments are used by the Group to hedge exposure on interest rate and exchange rate risks. They are valued consistently with the underlying asset and liability positions and any net expenses connected with each single transaction are recognized in the statement of income.

For financial instruments used to hedge interest rate risks, the interest differentials are recorded in the statement of income in "financial income and expense" based on the accrual principle.

For financial instruments used to hedge exchange rate risks, the cost (or "financial component" calculated as the difference between the rate at the date of stipulating the contract and the forward rate) is recorded in the statement of income in "financial income and expense" based on the accrual principle.

Receivables transactions

o    Securitization

As a result of the sale of receivables (securitization) to TI Securitization Vehicle S.r.l., such receivables are reversed from the balance sheet and the difference between the carrying value of the receivables sold and consideration received on the sale (including the deferred consideration provided on the deferred purchase price) is charged on the accrual basis to the statement of income in "miscellaneous operating costs". All expenses incurred for the securitization program are recorded in "costs for services".

The securities issued under the securitization program are not recorded in the balance sheet of the Group since these represent legal obligations of TI Securitization Vehicle S.r.l.

The program for the securitization of trade accounts receivable generated by the services rendered to the clientele of Telecom Italia Domestic Wireline
(TIDW) begun during 2001 has continued into 2002. Reference should be made to the 2001 annual report for a description of the program.

In 2002, the total amount of trade accounts receivable sold under the securitization program was equal to euro 9 billion and referred to Telecom Italia's receivables from residential customers. At December 31, 2002, receivables sold amounted to euro 849 million (of which euro 757 was not yet due).

The securitization transaction led to an improvement in net financial debt of euro 826 million at December 31, 2002.

At December 31, 2002, Telecom Italia showed financial payables of euro 165 million due to TI Securitisation Vehicle for the investment of excess temporary liquid resources by the latter in Telecom Italia.

o    Factoring

In 2002, Telecom Italia, Seat Pagine Gialle and TIM sold trade accounts receivables without recourse for a total of euro 3,843 million.

These factoring transactions led to a reduction in net financial debt at December 31, 2002 of euro 212 million.

CONSOLIDATED BALANCE SHEETS

ASSETS

INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS

INTANGIBLE ASSETS                                           euro 13,052 million
(euro 16,197 million at December 31, 2001)

Intangible assets decreased by euro 3,145 million compared to December 31, 2001. A breakdown of the composition and the changes in this account are provided below:

======================================================================================================================
 (in millions of euro)                              12/31/2001    Additions     Amortization Other changes  12/31/2002
 ---------------------------------------------------------------------------------------------------------------------
 Start-up and expansion costs                            104          14              (37)          (8)           73
 Industrial patents and intellectual property
 rights                                                1,274         578           (1,007)         411         1,256
 Concessions, licenses, trademarks and
 similar rights                                        4,452         117             (107)        (467)        3,995
 Goodwill                                                 47           3               (8)         (27)           15
 Consolidation difference                              9,094         369             (844)      (2,022)        6,597
 Work in progress and advances to
 suppliers                                               874         816                          (859)          831
 Other intangibles                                       352          56              (91)         (32)          285
 ---------------------------------------------------------------------------------------------------------------------
 Total                                                16,197       1,953           (2,094)      (3,004)       13,052
======================================================================================================================

The other changes include writedowns for euro 2,004 million and translation adjustments, for euro 933 million, referred to foreign companies, in particular South American.

Start-up and expansion costs

Start-up and expansion costs referred primarily to registration fees paid when consolidated companies were established or when their capital was increased.

Industrial patents and intellectual property rights

Industrial patents and intellectual property rights consisted mainly of applications software either owned outright or acquired under a license for an unspecified period of time.

Concessions, licenses, trademarks and similar rights

Concessions, licenses, trademarks and similar rights decreased by euro 457 million mainly as a result of the variation in the exchange rates of South American countries (-euro 650 million). They refer to the Mobile BU for euro 3,446 million, principally for the residual cost on UMTS and PCS licenses (of which euro 2,417 million relates to TIM), and to other Telecom Italia Group companies for euro 549 million, mainly Indefeasible Rights Of Use - IRU.

Consolidation difference

The consolidation difference decreased by euro 2,497 million from the end of 2001 mainly due to the amortization taken during the year (euro 844 million), the writedown of residual goodwill of 9Telecom relating to the subsidiary JetMultimedia (euro 134 million), the goodwill relating to the companies Seat Pagine Gialle (euro 1,544 million), Blu (euro 103 million), Corporacion Digitel (euro 75 million) and other minor companies (euro 47 million) and the negative performance of the Brazilian real and the Chilean peso (euro 84 million) in respect of the goodwill in those currencies.

Additions during the year mainly referred to the purchase of Blu by Tim (euro 103 million) and Netesi and Epiclink by Telecom Italia (euro 67 million), the increase in the stake in Webegg (euro 24 million) by ITTEL and in Stet Hellas (euro 66 million) and in Digitel (euro 27 million) by Tim International.

The remaining amount of euro 6,597 million mainly referred to:
==========================================================
(in millions of euro)                           12/31/2002
----------------------------------------------------------
Seat Pagine Gialle                                   3,780
TIM                                                    748
Entel Chile                                            739
Corporacion Digitel                                    266
TDL Infomedia                                          252
Holding Media e Comunicazione                          163
Other companies                                        649
----------------------------------------------------------
Total                                                6,597
==========================================================

Work in progress and advances to suppliers

Work in progress and advances to suppliers decreased by euro 43 million, compared to December 31, 2001, and represented the difference between the capitalization of costs incurred mainly by Telecom Italia for software development projects in progress and the projects which came into use during the year.

Other intangibles

Other intangibles, totaling euro 285 million (euro 352 million at December 31, 2001) mainly referred to leasehold improvements.

FIXED ASSETS                                              euro  19,291 million

(euro 21,757 million at December 31, 2001)

Fixed assets decreased by euro 2,466 million compared to the end of 2001. They are shown net of accumulated depreciation and writedowns and have been adjusted to eliminate intra-Group profits generated by purchases of internally produced goods and services by the Group. An analysis of fixed assets is provided in the following table:

(in millions of euro)                                                                                 12/31/2002     12/31/2001
-----------------------------------------------------------------------------------------------------------------------------------
                                        Owned assets                        Leased assets                 Total        Net book
                                                                                                                         value
                              Gross     Accumulated      Total     Gross    Accumulated       Total
                              value     depreciation               value    depreciation
===================================================================================================================================
Land and buildings            2,998       (1,305)        1,693     565        (113)             452       2,145          2,877
Plant and machinery          56,644      (41,716)       14,928      22         (17)               5      14,933         16,649
Manufacturing and
distribution equipment          955         (906)           49       2          (2)                          49             73
Other fixed assets            1,987       (1,365)          622      82         (27)              55         677            731
Construction in
progress and advances
to suppliers                  1,462                      1,462      25                           25       1,487          1,427
-----------------------------------------------------------------------------------------------------------------------------------
Total                        64,046      (45,292)       18,754     696        (159)             537      19,291         21,757
===================================================================================================================================

The gross value of fixed assets included euro 1,167 million of monetary revaluations made by the Italian companies. Accumulated depreciation covered 71.9% of gross fixed assets, compared to 70.4% at the end of last year.

Certain fixed assets leased by Telecom Italia and other Group companies were purchased in January 2003, before the expiration date.

A summary of the changes in fixed assets during the year is shown in the following table:

(in millions of euro)                              2002              2001
===============================================================================
At January 1                                     21,757            20,721
 -    Additions                                   3,258             4,254
 -    Disposals and contributions                  (533)             (172)
 -    Depreciation for the year                  (3,783)           (4,034)
 -    Writedowns                                    (88)              (11)
 -    Change in the scope of consolidation         (313)            1,345
 -    Translation adjustment and other           (1,007)             (346)
-------------------------------------------------------------------------------
At December 31                                   19,291            21,757
===============================================================================

Translation adjustments equal to euro 1,154 million referred to the Mobile BU for euro 674 million, the Entel Chile group for euro 305 million, the Entel Bolivia group for euro 111 million and other minor companies (euro 64 million).

Additions for the year amounted to euro 3,258 million (euro 4,254 million in 2001), with a decrease of euro 996 million compared to 2001. Details by Business Unit are as follows:

(in millions of euro)                             2002              2001
===============================================================================
Domestic Wireline                                 1,828             1,949
Mobile                                            1,075             1,547
South America                                       201               351
Internet and Media                                   28                82
IT Market                                            12                19
IT Group                                             85               111
                                                  3,229             4,059
-------------------------------------------------------------------------------
Other operations and intra-Group eliminations        29               195
-------------------------------------------------------------------------------
Total                                             3,258             4,254
===============================================================================

LONG-TERM INVESTMENTS                                        euro 3,243 million
(euro 7,064 million at December 31, 2001)


Long-term investments, which decreased by euro 3,821 million from December 31, 2001, comprised the following:

===============================================================================
(in millions of euro)                             12/31/2002       12/31/2001
Equity investments in:
 o  unconsolidated subsidiaries                      18                18
 o  affiliated companies                          2,051             4,764
 o  other companies                                 217               145
-------------------------------------------------------------------------------
                                                  2,286             4,927
-------------------------------------------------------------------------------
Advances on future capital contributions                            1,659
-------------------------------------------------------------------------------
                                                  2,286             6,586

Accounts receivable:
 o  unconsolidated subsidiaries                       5                 2
 o  affiliated companies                            435               117
 o  other receivables                               215               273
-------------------------------------------------------------------------------
                                                    655               392
-------------------------------------------------------------------------------
Other securities                                     15                86
-------------------------------------------------------------------------------
Treasury stock                                      287                 -
-------------------------------------------------------------------------------
Total                                             3,243             7,064
===============================================================================

Equity investments in affiliated companies

Equity investments in affiliated companies, amounting to euro 2,051 million, decreased by euro 2,713 million from December 31, 2001 chiefly due to the sale of equity investments made during the year. Equity investments in affiliated companies refer to the following:

(in millions of euro)                   12/31/2001      Additions   Disposals   Valuation using   12/31/2002
                                                                                equity method (*)
Auna                                        690            193        (883)                              -
BDT                                         158                       (158)                              -
Etec S.A.                                   551                                        (84)            467
GLB Servicos Interativos                     24                                        (11)             13
IM.SER                                      141                       (126)             (3)             12
IS Tim                                       81                                        (81)              -
Italtel Holding                              65                                        (22)             43
Lottomatica                                  78                        (78)                              -
Mirror International Holding                 94                                                         94
Mobilkom Austria                            544                       (553)              9               -
Mondus                                       18                        (18)                              -
Netco Redes                                 125                                       (103)             22
Solpart Participacoes                       238                         (7)            (89)            142
Stream                                       32            234                        (247)             19
Telemaco Immobiliare                         91                       (109)             18               -
Telekom Austria                           1,460                       (718)            (34)            708
Telekom Srbija                              195                                         (8)            187
Tiglio I                                                   197                                         197
Tiglio II                                                   74                                          74
Other                                       179              6         (85)            (27)             73
------------------------------------------------------------------------------------------------------------
Total                                     4,764            704      (2,735)           (682)          2,051
============================================================================================================
(*) Includes the share of earnings or losses for the period, amortization of goodwill and adjustments on the translation of foreign currency financial statements.

The investments valued using the equity method include the unamortized portion of the excess, euro 504 million (euro 1,688 million at December 31, 2001), of book values over the corresponding share of the underlying net equity at the time of purchase. The excess mainly referred to Telekom Austria, euro 315 million, and Etec S.A., euro 100 million.

A list of the companies valued using the equity method is provided in Annex 6; equity investments in unconsolidated subsidiaries and affiliates are listed in Annex 7.

Advances on future capital contributions

Advances on future capital contributions at December 31, 2001 mainly referred to advances made by Tim International to IS TIM. The advances have been completely written off due to the worsening of the prospects for the recoverability of the investment.

Accounts receivable from affiliated companies

Accounts receivable from affiliated companies mainly referred to loans made to IS Tim (euro 313 million), Tiglio I (euro 54 million), Telegono (euro 34 million), Tiglio II (euro 30 million) and other minor companies (euro 4 million). Relating to the loan made to IS Tim, the relative allowance for doubtful accounts has been set aside for uncollectible receivables.

Other receivables

Other receivables included the revalued amount of the tax receivable from the prepayment of the taxes on the reserve for employee severance indemnities (euro 89 million), loans to employees (euro 85 million), loans to other companies and security deposits (euro 41 million).

Other securities

Other securities decreased by euro 71 million from December 31, 2001, and mainly referred to the closed investment fund Saturn Venture Partners LLC held by TIM and TILAB (euro 9 million) and other investments in securities (euro 6 million).

Treasury stock

     Treasury stock referred to 45,647,000 Telecom Italia ordinary shares and 5,280,500 Telecom Italia savings shares purchased by authorization of the Ordinary Shareholders' Meeting held on November 7, 2001.


CURRENT ASSETS
INVENTORIES                                                 euro 411 million
(euro 636 million at December 31, 2001)

Inventories include the following:


(in millions of euro)                       12/31/2002            12/31/2001
===============================================================================
Raw materials and supplies                      19                      22
Merchandise                                    202                     253
-------------------------------------------------------------------------------
                                               221                     275
-------------------------------------------------------------------------------
Work in progress and semifinished goods          8                       6
Finished goods                                   2                       2
-------------------------------------------------------------------------------
                                                10                       8
-------------------------------------------------------------------------------
Contract work in process                       179                     352
Advances to suppliers                            1                       1
-------------------------------------------------------------------------------
                                               180                     353
-------------------------------------------------------------------------------
Total                                          411                     636
===============================================================================

Inventories were held by companies providing telecommunications services for euro 193 million (euro 245 million at December 31, 2001), the companies in the information technology BU for euro 170 million (euro 234 million at December 31, 2001) and the Seat Pagine Gialle group and other minor companies for euro 48 million. The reduction from December 31, 2001 is substantially due to the sale of Sogei and the Telepspazio group (- euro 133 million). Contract work in process included work on behalf of Consorzio Telcal for the Piano Telematico Calabria (euro 110 million).

Raw materials and supplies and work in progress and semifinished goods are in line with current costs.

ACCOUNTS RECEIVABLE                                         euro 14,393 million
(euro 13,027 million at December 31, 2001)

A breakdown of accounts receivable, which increased by euro 1,366 million, is provided below:

(in millions of euro)                                12/31/2002    12/31/2001
===============================================================================
Trade accounts receivable                               8,731         8,712
 o  allowance for doubtful accounts                      (830)         (808)
-------------------------------------------------------------------------------
Total trade accounts receivable                         7,901         7,904
-------------------------------------------------------------------------------
Accounts receivable from unconsolidated subsidiaries       41            31
Accounts receivable from affiliated companies             213           567
Accounts receivable from parent companies                   2             1
Other receivables                                       6,236         4,524
-------------------------------------------------------------------------------
Total                                                  14,393        13,027
===============================================================================

Trade accounts receivable

Gross trade accounts receivable totaled euro 8,731 million and consisted, for the most part, of receivables for telecommunications services. Receivables have been adjusted to estimated realizable value by writedowns and they, too, refer mostly to telecommunications companies. Trade accounts receivable referred, in particular, to Telecom Italia (euro 3,753 million), TIM (euro 1,404 million) and the Seat Pagine Gialle group (euro 894 million).

The balance is in line with that at December 31, 2001 owing to the fact that the increase in Tim (euro 487 million) and Telecom Italia (euro 91 million net of the contribution to Telecom Italia Sparkle) is compensated by the exit from the scope of consolidation of the 9 Telecom group, Sogei and the Telespazio group (euro 487 million) and by the negative performance of the currencies of the South American countries (euro 208 million).

This caption also includes euro 1,107 million of receivables from other telecommunications carriers and euro 113 million of services to be performed by Seat Pagine Gialle, with a contra-entry to other liabilities for the same amount, representing advertising commitments undertaken and invoiced by the company for directories that will be published in 2003.

Furthermore, the securitization of receivables by Telecom Italia led to a reduction in trade accounts receivable at December 31, 2002 of euro 849 million, of which euro 757 million refer to receivables not yet due.

During 2002, the Group sold trade accounts receivable without recourse under factoring arrangements for euro 3,843 million. At December 31, 2002, such receivables sold and not yet due totaled euro 573 million.

Accounts receivable from unconsolidated subsidiaries

Accounts receivable from unconsolidated subsidiaries included loans of euro 23 million and trade accounts receivables and other receivables from subsidiaries of euro 18 million.

Accounts receivable from affiliated companies

Accounts receivable from affiliated companies of euro 213 million decreased by euro 354 million and referred to financial receivables of euro 12 million and trade and other receivables of euro 201 million. Trade and other receivables chiefly referred to Stream (euro 106 million, of which euro 35 million was completely written off following the enforcement of the guarantees provided by Telecom Italia to Italtel) and Teleleasing (euro 38 million).

Other receivables

Other receivables of euro 6,236 million (euro 4,524 million at December 31, 2001) included the following:

o financial receivables of euro 648 million (euro 591 million at December 31, 2001), almost entirely in reference to Telecom Italia for the loan of securities transactions on Seat Pagine Gialle shares (euro 176 million) that was concluded in February and March 2003, and receivables for the "deferred purchasing price" connected with the securitization transaction (euro 370 million);

o other receivables totaling euro 5,588 million (euro 3,933 million at December 31, 2001), which referred to the following:

(in millions of euro)                            12/31/2002           12/31/2001
================================================================================
Government and other public entities
  for subsidies and grants                             68                  45
Customer payments in transit                           98                  95
Due from the Tax Administration                     1,262               1,544
Deferred tax assets                                 3,336               1,410
Employees                                              94                  93
Other receivables (from the Government,
  other public entities and items)                    730                 746
--------------------------------------------------------------------------------
Total                                               5,588               3,933
================================================================================

The increase in deferred tax assets of TIM (euro 928 million) and Telecom Italia (euro 1,080 million) was due to the writedowns of investments recorded in long-term investments and provisions made to the reserves for risks and charges whereas the decrease in receivables from the Tax Administration was caused by lower VAT receivables and direct income taxes of Telecom Italia (euro 596 million) that were partly offset by the increase in TIM receivables ( euro 376 million) due primarily to the utilization of Blu's tax loss carryforwards.

Net deferred tax assets were composed as follows:

(in millions of euro)                          12/31/2002       12/31/2001
===============================================================================

Deferred tax assets                               3,336            1,410

Reserve for deferred taxes                          (34)             (35)
-------------------------------------------------------------------------------
Total                                             3,302            1,375
===============================================================================

Deferred tax assets mainly referred to the writedown of investments, reserves for risks and the writedown of receivables; deferred tax liabilities mainly originated from gains.

No deferred tax assets have been set aside because of uncertainty over their recoverability against future taxable profits. In particular, tax losses carryforwards, which have not been considered in the determination of deferred tax assets, amount to some euro 2,830 million.


SHORT-TERM FINANCIAL ASSETS                                   euro 504 million
(euro 2,194 million at December 31, 2001)

This item, which decreased by euro 1,690 million compared to December 31, 2001, included the following:

(in millions of euro)                             12/31/2002     12/31/2001
===============================================================================
Equity investments in unconsolidated subsidiaries      170            247
Other equity investments                                 1              9
Other securities                                       278          1,935
Receivables for sales of securities                     55              3
-------------------------------------------------------------------------------
Total                                                  504          2,194
===============================================================================

Equity investments in unconsolidated subsidiaries mainly referred to listed shares purchased for trading; the reduction from December 31, 2001 is chiefly attributable to the writedown of TIM shares by Telecom Italia (euro 75 million).

Other securities consist of bank certificates of deposit held by the Tele Nordeste Celular group and bonds held by Telecom Italia Finance. Other securities decreased by euro 1,657 million compared to December 31, 2001 mainly with regard to those held by Softe and Sogerim which, before their merger with Telecom Italia Finance, had reduced their bond portfolios.

The carrying values of both equity investments and other securities have been adjusted by euro 177 million to approximate market values at year end.


LIQUID ASSETS                                               euro 1,255 million
(euro 762 million at December 31, 2001)

Liquid assets increased by euro 493 million. They consist mainly of funds on deposit in Italian and foreign banks in current accounts. Euro 300 million, due in the first months of 2003, are lodged for the creditors of the companies Netsiel, Saritel, Sodalia and Telesoft due to their mergers and absorption in IT Telecom, for the creditors of Blu due to its merger and absorption by TIM and for the creditors of the companies H.M.C. Broadcasting and H.M.C.Produzioni for their mergers and absorption in TV Internazionale. Euro 198 million are lodged for a guarantee provided by Royal Bank of Scotland on behalf of Mediobanca in the interest of IS Tim.

ACCRUED INCOME AND PREPAID EXPENSES                           euro 633 million
(euro 1,032 million at December 31, 2001)

This item, which decreased by euro 399 million, can be analyzed as follows:

(in millions of euro)                              12/31/2002       12/31/2001
===============================================================================
Issue discounts and similar charges                    108               94
-------------------------------------------------------------------------------
Accrued income:
o production value                                       8               95
o financial income                                      31               57
o other                                                  -                -
-------------------------------------------------------------------------------
                                                        39              152
-------------------------------------------------------------------------------
Other prepaid expenses:
o production costs                                      85              127
o financial expense                                     20               60
o other                                                381              599
-------------------------------------------------------------------------------
                                                       486              786
-------------------------------------------------------------------------------
Accrued income and other prepaid expenses              525              938
-------------------------------------------------------------------------------
Total                                                  633            1,032
===============================================================================

Other prepaid expenses referred to the deferral of the put option on Seat Pagine Gialle shares.

An analysis of accounts receivable and accrued income by maturity and type is provided in Annex 1.

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' EQUITY


SHAREHOLDERS' EQUITY                                       euro 12,827 million
(euro 19,309 million at December 31, 2001)

A breakdown of shareholders' equity is presented below:

(in millions of euro)                     12/31/2002                  12/31/2001
===============================================================================
Parent company interest                      9,049                      13,522
Minority interest                            3,778                       5,787
-------------------------------------------------------------------------------
Total                                       12,827                      19,309
===============================================================================

Telecom Italia's interest in shareholders' equity decreased by euro 4,473 million compared to December 31, 2001. The reduction was due mainly to the payment of 2001 dividends (euro 2,306 million), the distribution of reserves (euro 987 million), the loss for the year (euro 322 million), as well as the decrease in the net equities of some foreign companies as a result of the unfavorable performance of the local currency against the euro.

Share capital

The share capital of Telecom Italia consists of 5,262,908,631 ordinary shares and 2,053,122,025 savings shares, both with a par value of euro 0.55 each.

Parent Company interest in reserves and retained earnings

The Parent company interest in reserves and retained earnings includes Telecom Italia's own retained earnings and reserves, as well as the consolidated companies' retained earnings and inflation adjustment reserves and tax-deferred reserves. No deferred taxes have been provided on the latter reserves since, based on current plans, no transactions are expected to be entered into that would warrant their taxation.

The reconciliation of Telecom Italia's financial statements with the consolidated financial statements as regards shareholders' equity and net result for the year, and the changes in the components of consolidated shareholders' equity, are provided in Annexes 3 and 4.

RESERVES FOR RISKS AND CHARGES                              euro 5,214 million
(euro 3,053 million at December 31, 2001)

These reserves increased by euro 2,161 million from December 31, 2001 and referred to the following:

Reserve for taxes

The reserve for taxes, amounting to euro 198 million (euro 154 million at December 31, 2001), consisted of estimated tax liabilities on positions still to be agreed or in dispute.

Reserve for deferred taxes

The reserve for deferred taxes, amounting to euro 34 million (euro 35 million compared to December 31, 2001), included deferred taxes provided by the individual consolidated companies on the income components subject to deferred taxation and on consolidation adjustments.

Other reserves

Other reserves, amounting to euro 4,982 million, increased by euro 2,118 million compared to December 31, 2001.

     They comprised:

     - the reserve for the forward commitment to purchase Seat Pagine Gialle shares of euro 1,942 million provided to cover the estimate of the non-recoverability of the original price to exercise the option. The amount set aside in 2001 of euro 569 million was completely utilized following the renegotiation of the put and call option exercise price on February 25, 2002, reclassifying the amount to "due to other lenders" under liabilities. In November, this liability was extinguished before the expiration date by paying JP Morgan Chase consideration equal to euro 500 million, corresponding to the present value of the liability;

     - Seat Pagine Gialle's reserve totaling euro 43 million, for expenses connected with the exercise of the put option by the founding shareholders of Consodata S.A.;

     - TIM's reserves totaling euro 850 million, set aside to cover the guarantees provided by the group to the creditor financial institutions of IS TIM and the loan made directly by the group;

     - the reserves for contractual risks and other risks, mainly in respect of Telecom Italia, for a total of euro 978 million provided in previous years and in the current year, relating to the contribution of the business segment "Large Buildings", the sales of Italtel, Telespazio and the satellite consortia. The release to income is mainly connected to the agreement for the sale of Stream to News Corporation and Vivendi Universal/Canal+ (euro 59 million) which did not go through;

     - the reserves for corporate restructuring of euro 299 million, of which euro 194 million, related to Telecom Italia, for the framework agreement with the labor unions concerning the layoffs for the month of May 2002;

     - the reserves for the risks of technological revisions and future risks inherent to the regulatory framework of TIM for euro 453 million;

     - Telecom Italia Finance's (ex Sogerim) reserve totaling euro 124 million, relating to the financial expenses connected with the notes;

     - reserve for losses of subsidiaries and affiliates of euro 293 million.

RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES                euro 1,305 million
(euro 1,350 million at December 31, 2001)

A breakdown of the changes which occurred during the year are provided below:

(in millions of euro)
====================================================================
January 1                                                   1,350
Change during the period:
o provisions charged to income                                208
o utilizations for:
.. indemnities paid to employees                              (159)
.. advances                                                    (19)
.. pension funds                                               (30)
  other changes                                               (45)
--------------------------------------------------------------------
December 31                                                 1,305
====================================================================

"Other changes" mainly refer to the change in the scope of consolidation.

LIABILITIES                                              euro 31,870 million
(euro 37,482 million at December 31, 2001)

A breakdown of liabilities, which increased by euro 5,612 million from December 31, 2001, is as follows:


                                                                  12/31/2002                    12/31/2001
========================================================================================================================
                                                         Financial         Trade        Financial       Trade accounts
(in millions of euro)                                    payables        accounts        payables        payable and
                                                                        payable and                    other payables
                                                                      other payables
Debentures                                               10,624                -           8,183               -
Convertible debentures                                    1,964                -           2,500               -
Due to banks                                              5,028                -          10,235               -
Due to other lenders                                      1,419                -           2,163               -
Advances                                                      -              263               -             388
Trade accounts payable                                       21            5,456             168           6,058
Notes payable                                               241                -             221               -
Accounts payable to unconsolidated
subsidiaries                                                  8                8              17               8
Accounts payable to affiliated companies                    398              247             553             349
Accounts payable to parent companies                          -              296               -               1
Taxes payable                                                32              565              50             872
Contributions to pensions and social security
institutions                                                  -              784               -             865
Other liabilities                                           372            4,144           1,107           3,744
------------------------------------------------------------------------------------------------------------------------
Total                                                    20,107           11,763          25,197          12,285
========================================================================================================================


Debentures

Debentures totaled euro 10,624 million and increased by euro 2,441 million compared to December 31, 2001; details are as follows:

o notes issued by the subsidiary Sogerim (merged in Telecom Italia Finance) on international markets for euro 6,000 million. The issue was divided in three tranches: the first, for euro 1,000 million of floating rate notes, maturing on April 20, 2004; the second, for euro 3,000 million of fixed-rate notes, maturing on April 20, 2006; the third, for euro 2,000 million of fixed-rate notes, maturing on April 20, 2011;

o floating rate notes of euro 1,500 million issued by Telecom Italia (this is the first issue under the Global Medium-Term Note Program with Telecom Italia as the issuer). The maturity date is June 21, 2005 and the issuer can call in the notes at an earlier date at face value beginning from the second year and at every coupon date for interest thereafter;

o notes maturing in 2003 issued by the Brazilian companies Tele Nordeste Celular and Tele Celular Sul for a total of euro 108 million;

o notes maturing between 2007 and 2023 issued by Entel Chile for a total of euro 208 million;

o notes maturing between 2009 and 2010 issued by the TDL Infomedia Ltd group for a total of euro 116 million;

o notes issued by Telecom Italia on February 1, 2002 for euro 2,500 million, divided into two tranches of euro 1,250 million each, at fixed interest rates, maturing, respectively on February 1, 2007 and February 1, 2012. The issue is part of the "Global Note Program";

o notes 2002 - 2022 reserved for subscription by employees, in service and retired, of companies, directly and indirectly, controlled by Telecom Italia with headquarters in Italy, for euro 192 million.

Convertible debentures

Convertible debentures included notes issued by Sogerim (merged with Telecom Italia Finance) in March 2001, for euro 2,500 million convertible into TIM or Seat Pagine Gialle shares, with the right of the issuer to pay off the amount due in cash.

These are five-year notes and can be redeemed by the noteholders before maturity at the end of the third year after issue. Debentures decreased by euro 536 million due to the purchase of own notes by Telecom Italia Finance, subsequently cancelled.

Due to banks

Due to banks, totaling euro 5,028 million, were secured by euro 254 million including mortgages of euro 25 million and liens and pledges of euro 229 million mainly referring to Maxitel. The balance decreased by euro 5,207 million compared to December 31, 2001. It should be pointed out that TIM pledged Digitel shares to guarantee the credit facility granted to Digitel.

Due to other lenders

Due to other lenders, totaling euro 1,419 million, decreased by euro 744 million compared to December 31, 2001. This caption refers to payables for a loan received by Seat Pagine Gialle (euro 780 million) from Seat Pagine Gialle Finance S.r.l., a corporate vehicle entirely owned by third parties, operating under Law No. 130/99 on securitization, short-term loans received by Telecom Italia from TI Securitisation Vehicle S.r.l., from the excess liquidity generated by the securitization of receivables (euro 165 million), and loans received by Telecom Italia from the Cassa Depositi e Prestiti (euro 284 million) .

Advances

Advances, which totaled euro 263 million, decreased by euro 125 million compared to December 31, 2001 and included advances received from customers, of which euro 103 million referred to Consorzio Telcal.

Trade accounts payable

Trade accounts payable amounted to euro 5,477 million and decreased by euro 749 million from December 31, 2001, mainly as a result of the reduction in payables by Telecom Italia (-euro 146 million net of payables transferred to Telecom Italia Sparkle), the change in the scope of consolidation (-euro 368 million) and the negative performance of the currencies of the South American companies (euro 282 million). This item also included euro 513 million of amounts due to other telecommunications operators. It should be pointed out that Tim Group pledged its Maxitel shares to guarantee the supply contract between Maxitel and Ericsson.

Notes payable

Notes payable, totaling euro 241 million, increased by euro 20 million compared at December 31, 2001. They refer to investment certificates, maturing in June 30, 2003, issued by Seat Pagine Gialle as part of the securitization transaction with Seat Pagine Gialle Finance S.r.l. for euro 221 million and short-term financial notes issued by Telecom Italia for euro 20 million.

Accounts payable to unconsolidated subsidiaries

Accounts payable to unconsolidated subsidiaries amounted to euro 16 million and decreased by euro 9 million from December 31, 2001. The balance included financial payables of euro 8 million and trade accounts payable and other payables of euro 8 million.

Accounts payable to affiliated companies

Accounts payable to affiliated companies, totaling euro 645 million, decreased by euro 257 million compared to December 31, 2001. They included financial payables of euro 398 million, mainly to Teleleasing (euro 393 million) for financial lease contracts, some of which were paid off before the expiration date in January 2003 (euro 369 million) and trade accounts payable and other payables for euro 247 million due to the Italtel group (euro 150 million), Siemens Informatica (euro 40 million), Teleleasing (euro 17 million) and Etec S.A. (euro 12 million).

Accounts payable to parent companies

Accounts payable to parent companies of euro 296 million referred to the payable to Olivetti for Group VAT (euro 214 million) and the sale of Irpeg receivables (euro 82 million).

Taxes payable

Taxes payable amounted to euro 597 million and decreased by euro 325 million compared to December 31, 2001. Taxes payable included euro 162 million for income taxes and euro 403 million for indirect taxes and withholdings made by the companies as substitute taxpayers, as well as euro 32 million for medium/long-term financial debt relating to the agreement reached with the Tax Administration over the assessments received in 2001 by Telecom Italia.

Contributions to pensions and social security institutions

Contributions to pensions and social security institutions totaled euro 784 million and decreased by euro 81 million compared to December 31, 2001; they included amounts owed to social security and health institutions. This item includes euro 595 million payable to INPS for the remaining balance of the estimated charges assessed for employees of the former ASST pursuant to Law No. 58/1992.

Other liabilities

Other liabilities, of euro 4,516 million, decreased by euro 335 million compared to December 31, 2001. A breakdown is provided below:

(in millions of euro)                                                                  12/31/2002     12/31/2001
=================================================================================================================
Customer-related items                                                                    1,604          1,650
Employee-related items                                                                      707            631
Telecommunications license fee                                                            1,394          1,034
Other financial items                                                                       372          1,108
Other recurring and miscellaneous items (contra-entries for accrued costs, accrued
interest expense at December 31 and payable the following year, sundry payables, etc.)      439            428
-----------------------------------------------------------------------------------------------------------------
Total                                                                                     4,516          4,851
=================================================================================================================

In particular, customer-related items consisted of deposits paid by customers and basic subscriber charges (mainly for January and February), as well as prepaid traffic. The item also included other liabilities for services to be performed by Seat Pagine Gialle (euro 113 million). The financial items payable principally comprised euro 181 million payable by Telecom Italia and include the transaction for the loan on securities to Morgan Stanley (euro 176 million), and euro 161 million by the Mobile BU, for the remaining amount due on the UMTS licenses acquired in Italy and Greece. Such liabilities are considerably lower as a result of the payment of the residual liability for the purchase of the PCS licenses by Tim Celular.

ACCRUED EXPENSES AND DEFERRED INCOME                        euro 1,570 million
(euro 1,476 million at December 31, 2001)

A breakdown of accrued expenses and deferred income, which increased by euro 94 million, is provided below:

(in millions of euro)                           12/31/2002       12/31/2001
===============================================================================
Accrued expenses:
.. production costs                                    24               51
.. financial expense                                  431              352
.. other charges                                        -                -
-------------------------------------------------------------------------------
                                                     455              403
-------------------------------------------------------------------------------
Deferred income:
.. capital grants (unavailable amount)                325              349
.. production value                                   526              452
.. financial income                                    10               14
.. other income                                       254              258
-------------------------------------------------------------------------------
                                                   1,115            1,073
-------------------------------------------------------------------------------
Total                                              1,570            1,476
===============================================================================

An analysis of liabilities and accrued expenses by maturity and type is provided in Annex 2.

MEMORANDUM ACCOUNTS

Memorandum accounts at December 31, 2002 totaled euro 4,389 million and decreased, compared to December 31, 2001, by euro 2,852 million.

Memorandum accounts are detailed as follows:

(in millions of euro)                              12/31/2002        12/31/2001
===============================================================================
Guarantees provided                                   1,113             1,422
Collateral provided                                     111               163
Purchases and sales commitments                       3,077             5,369
Other                                                    88               287
-------------------------------------------------------------------------------
Total                                                 4,389             7,241
===============================================================================

GUARANTEES PROVIDED

Guarantees provided, net of counter-guarantees received of euro 378 million, totaled euro 1,113 million and mainly consisted of sureties provided by Telecom Italia and TIM on behalf of affiliated companies (of which euro 537 million was in the interests of IS Tim, set aside in the reserves for risks and charges) and others for medium/long-term loan transactions and guarantees on bids to acquire fixed line and mobile licenses abroad.

COLLATERAL PROVIDED

Collateral provided of euro 111 million referred mainly to the Is Tim shares pledged as guarantees by TIM International for the performance of the obligations covered by the supply contracts signed by IS TIM with Ericsson and Siemens.

PURCHASES AND SALES COMMITMENTS

Purchases and sales commitments at the end of the year, respectively, of euro 2,858 million (euro 3,305 million at December 31, 2001) and euro 219 million (euro 2,064 million at December 31, 2001), referred to commitments, for the portion still to be executed, which do not fall within the normal "operating cycle" of the individual consolidated companies.

In particular, the purchases commitments refer to:

     - Telecom Italia's commitment for the put option on Seat Pagine Gialle shares (euro 2,417 million), revised in relation to the renegotiation with JP Morgan Chase of the put and call options on Seat Pagine Gialle shares on February 25, 2002. This renegotiation is fully described in the notes to the financial statements of Telecom Italia S.p.A. and led to the reduction of the original option exercise price (from euro 4.2 to euro 3.4 per share). To guarantee the performance of the obligations relating to the put option on Seat Pagine Gialle shares, Telecom Italia Finance provided a guarantee (euro 1,940 million) in the form of a Direct Participation Letter of Credit to JPMorgan Chase Equity Limited.

          Furthermore, the valuation of the forward commitment to purchase Seat Pagine Gialle shares at year-end 2002 led to a provision set aside in the reserve for risks and charges of euro 1,942 million to account for the estimated non-recoverability of the exercise option price as a result of the decision, taken within the framework of the redefinition of Telecom Italia Group's strategies, of no longer considering the "Directories" business of Seat Pagine Gialle to be of strategic interest;

     - commitment by Seat Pagine Gialle (euro 55 million) to purchase 9,122,733 Seat Pagine Gialle shares and the remaining 0.27% stake in TDL Infomedia Ltd from the manager shareholders of TDL Infomedia Ltd;

     - commitment by Telecom Italia (euro 10 million) to purchase the remaining 14% stake in Epiclink from Pirelli and other shareholders;

     - commitment by Tim (euro 20 million) to purchase the assets of the ex Blu core network from Wind;

     - future operating lease obligations including the purchase option price (euro 34 million, of which euro 17 million refers to Teleleasing).

Sales commitments mainly included the Group's commitment for the sale of the investment in Telekom Srbija to PTT Srbija (euro 195 million), the sale of TESS to Accenture (euro 10 million) and the sale of Siteba to other shareholders (euro 7 million).

Purchases and sales commitments include commitments by Telecom Italia International, for the same amount (euro 7 million), by which, if the transfer of the investment in Mediterranean Broadband Access by Forthnet has not occurred by the date of June 30, 2003 in exchange for the capital increase by Forthnet reserved for Telecom Italia International, beginning July 1, 2003, the transfer of said investment will be effected for the same amount in cash.

Furthermore, there are purchase commitments for the stakes held by the minority shareholders (equal to 49% of the companies) of Mediterranean Nautilus Ltd and Med-1 Submarine Cables Ltd based on the market value of the companies at the option expiration date.

OTHER MEMORANDUM ACCOUNTS

Other memorandum accounts of euro 88 million referred mainly to third-party assets held by the individual consolidated companies, principally those in the information technology sector. They decreased by euro 199 million as a result of the deconsolidation of Sogei and Telespazio Group.

Furthermore:

- the consolidated companies of the Group issued weak letters of patronage totaling euro 241 million chiefly on behalf of unconsolidated subsidiaries and affiliated companies to guarantee insurance polices, lines of credit and overdraft arrangements;

- assets held by third parties on loan, on deposit for safekeeping or for similar purposes amounted to euro 261 million and consisted mainly of equipment leased to customers;

-    collateral received amounted to euro 2 million;

-    guarantees received amounted to euro 18 million;

- guarantees provided by others for obligations of the Group companies, which consisted primarily of sureties to guarantee the proper performance of non-financial contractual obligations, totaled euro 1,752 million. They comprised euro 1,110 million of bank guarantees provided for the merger by absorption of Blu in TIM, euro 123 million of bank guarantees for the merger of Netsiel, Saritel, Sodalia Telesoft in ITTEL. They also comprised euro 207 million for the surety policy replacing the security deposit for contracts with public agencies, issued by Fondiaria Assicurazioni S.p.A. on behalf of the temporary association of companies, of which Finsiel is the principal on behalf of the guaranteed agency (MIPAF - Ministry of Agriculture and Forest Policies) after having won the bid for the contract, euro 208 million for sureties provided by insurance companies to guarantee Agrisian's contractual commitments with MIPAF and AGEA and euro 7 million for the bank surety provided in order to take part in a bid set up by the Lombardy Region for the Regional Service Card-Health Care Information System;

- the value of the shares of employees and private shareholders deposited on December 31, 2002 at the companies of the Group amounted to about euro 99 million;

- the total amount of Telecom Italia commitments at December 31, 2002 for building lease obligations to be paid to IMSER 60, Tiglio I and Tiglio II, under 21-year contracts was euro 3,818 million. The amount for each single year is euro 209 million. Furthermore, Telecom Italia provided guarantees to IMSER 60 for contractual risks on previously sold buildings for a maximum amount of euro 450 million.

- a purchase and sale commitment is currently being set up by TIM with H3G for the transfer of certain equipment and property lease contracts arising from the revision of the value of the Blu business segment sold to H3G.

DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments mainly for the management of its debt positions, primarily interest rate swaps (IRS) and interest rate options (IRO) to reduce the interest rate exposure on fixed-rate and floating-rate bank loans and bonds, and the use of cross currency and interest rate swaps (CIRS) and currency forwards to convert various currency loans - mainly in US dollar and euro - into the functional currencies of the various subsidiaries of the Group.

The following table gives a description of the derivative financial instruments used to hedge medium/long- term debt positions of the Group at December 31, 2002.

===============================================================================
                                                     Notional amount/
                                                     Capital exchanged
(in millions of euro)                                  at 12/31/2002
-------------------------------------------------------------------------------
Interest rate swaps and interest rate options                5,054
Cross currency and interest rate swaps                         827
===============================================================================

IRSs and IROs involve or can involve the exchange of flows of interest calculated on the notional amount of reference at the agreed fixed or variable rates at the specified maturity date with the counterparts. This amount does not represent the amount exchanged between the parties and therefore does not constitute a measure of exposure to credit risk, which is instead limited to the amount of interest or interest differentials to be received at the interest date.

The same also applies to CIRSs which involve the exchange of capital, in the respective currencies of denomination, in addition to the settlement of periodic interest flows, at maturity and at another date. The counterparts to derivative contracts are only the best rated banks and financial institutions and continually monitored in order to minimize the risk of non-performance.

Besides the derivative contracts for the management of debt exposure, at December 31, 2002, IRSs and CIRSs were in place at the subsidiaries Telecom Italia Finance and Tim Celular to hedge financial assets of euro 150 million. There are also currency forwards to hedge exchange rate risks on short-term cash management transactions for a total of euro 1,433 million.

CONSOLIDATED STATEMENTS OF INCOME

PRODUCTION VALUE                                          euro 31,514 million
(euro 31,701 million in 2001)

Production value decreased by euro 187 million (-0.6% compared to 2001) and included the captions below.

Sales and service revenues

Sales and service revenues amounted to euro 30,400 million and decreased by euro 418 million compared to 2001 (-1.4% compared to 2001). This growth is due to the positive performance of mobile telephone services and the increase in revenues from the Internet area countered by a reduction in wireline telephone services and exclusion from the scope of consolidation of the 9 Telecom group and Sogei, beginning from July 1, 2002, and the Telespazio group, beginning from October 1, 2002. A breakdown by Business Unit is presented below:

                                                                                      Change
                                                     2002               2001           Amount      %
(in millions of euro)
Domestic Wireline                                   17,022             17,168         (146)       (0,9)
Mobile                                              10,867             10,250          617         6,0
South America                                        1,409              1,534         (125)       (8,1)
Internet and Media                                   1,991              1,957           34         1,7
IT Market                                              912              1,198         (286)      (23,9)
IT Group                                             1,215              1,198           17         1,4
                                                    33,416             33,305          111         0,3
Other activities and Intra-Group eliminations       (3,016)            (2,487)        (529)      (21,3)
Consolidated Group revenues                         30,400             30,818         (418)       (1,4)

Revenues from telecommunications services are shown gross of the amount due to other carriers of euro 4,159 million (euro 3,714 million in 2001).

Revenues from foreign operations totaled euro 5,748 million (euro 6,362 million in 2001) and decreased mainly as a result of the weakness of the currencies of the South American countries against the euro and the end of the Astrolink contract in 2001.

Increases in capitalized internal construction costs

Increases in capitalized internal construction costs totaled euro 675 million, with an increase of euro 94 million compared to 2001; they may be analyzed as follows:

(in millions of euro)                                        2002                 2001      Change
===================================================================================================
 o intra-Group revenues from sales of
   systems                                                    643                 549        94

  - personnel                                         19                  14
  - financial expenses                                 1                   3
  - materials and other costs                         12       32         15       32         -
---------------------------------------------------------------------------------------------------
 Total                                                        675                 581        94
===================================================================================================

The financial expenses were charged to "construction in progress and advances to suppliers" in fixed assets.

Other revenues and income

Other revenues and income of euro 479 million (euro 417 million in 2001) included the following:

(in millions of euro)                                 2002       2001     Change
===============================================================================
 o operating grants                                     19         24       (5)
 o gains on disposal of intangibles and fixed assets     6         12       (6)
 o portion of capital grants recorded in income         65         73       (8)
 o other income                                        389        308       81
-------------------------------------------------------------------------------
Total                                                  479        417       62
===============================================================================

In particular:

o operating grants, for the most part, referred to the amounts bestowed by public institutions to defray the costs incurred for research, development and technological innovation;

o the portion of capital grants recorded in income represents the portion that became available during the year;

o other income from operations mainly included charges to customers by the telecommunications services companies for the late payment of telephone bills (euro 106 million compared to euro 112 million in 2001).


PRODUCTION COST                                            euro 24,133 million
(euro 25,027 million in 2001)


Production cost increased by euro 894 million compared to 2001 (-3.6.% compared to 2001) and included the following captions.

Raw materials, supplies and merchandise

Raw materials, supplies and merchandise amounted to euro 1,579 million (euro 1,767 million in 2001) and semifinished and finished goods amounted to euro 200 million (euro 205 million in 2001). These costs, which principally represented purchases of raw materials and other goods to be used in operations, decreased by a total of euro 193 million.

Services

Service costs totaled euro 9,229 million (euro 9,552 million in 2001) and the cost for the use of property not owned amounted to euro 1,145 million (euro 1,069 million in 2001). Overall, these two items increased by euro 247 million, mainly due to higher costs for the operation and development of mobile telecommunications (euro 187 million) and the exclusion from the scope of consolidation of the Telespazio group, the 9 Telecom group and Sogei (-euro 252 million).

Personnel costs

Personnel costs amounted to euro 4,540 million (euro 4,666 million in 2001), including euro 3,373 million relating to companies which provide telecommunications services. The decrease from 2001 is due to the reduction in Telecom Italia's personnel costs following layoffs and the change in the scope of consolidation due to the exclusion from the scope of consolidation of the Telespazio group, the 9 Telecom group and Sogei and the addition of the Webegg group, of Blu, Epiclink and Netesi.

The average cost per capita for the Group was euro 45 thousand (euro 43 thousand in 2001).

At December 31, 2002, employees of the Group numbered 101,713 (109,956 at December 31, 2001), a decrease of 8,243, owing to personnel turnover (-5,360) and the effect of the change in the scope of consolidation (-2,883). A breakdown of personnel by Business Unit is presented as follows:


                     12/31/2002            12/31/2001                Change
===============================================================================
Domestic Wireline        53,682                57,895               (4,213)
Mobile Services          18,702                16,721                1,981
South America             5,461                 5,746                 (285)
Internet and Media        7,715                 9,264               (1,549)
IT Market                 4,493                 6,441               (1,948)
IT Group                  7,327                 6,844                  483
Other activities          4,333                 7,045               (2,712)
-------------------------------------------------------------------------------
Total                   101,713               109,956               (8,243)
===============================================================================

The equivalent average number of salaried employees was 101,789 in 2002 (107,491 in 2001). A breakdown by category follows:

                                                2002                  2001
-------------------------------------------------------------------------------
Executives                                     2,317                 2,454
Middle management                              6,648                 6,379
Clerical staff                                84,841                89,066
Technicians                                    7,983                 9,592
-------------------------------------------------------------------------------
Total                                        101,789               107,491
===============================================================================

Amortization, depreciation and writedowns

Amortization, depreciation and writedowns amounted to euro 6,476 million (euro 6,730 million in 2001), with a decrease of euro 254 million. Details are as follows:

o amortization of intangible assets totaled euro 2,094 million, compared to euro 2,241 million in 2001, with a decrease of euro 147 million. The change is due to the writeoff of goodwill in 2001 of euro 1,303 million;

o depreciation of fixed assets totaled euro 3,783 million, compared to euro 4,034 million in 2001, with a decrease of euro 251 million. A breakdown of depreciation expense by asset category is provided below:


(in millions of euro)                           2002       2001       Change
===============================================================================
Non-industrial and industrial buildings          147        152          (5)
Plant and machinery                            3,331      3,542        (211)
Manufacturing and distribution equipment          32         34          (2)
Other fixed assets                               273        306         (33)
-------------------------------------------------------------------------------
Total                                          3,783      4,034        (251)
===============================================================================

     Depreciation decreased as a result of the change in the scope of consolidation, a reduction in the depreciation expense of Telecom Italia (euro 250 million) owing to a lower amount of depreciable assets and a change in the mix of depreciable assets.

o other writedowns of intangibles and fixed assets totaled euro 57 million (euro 16 million in 2001), of which euro 18 million refer to the writedoff of IRU.

o writedowns of receivables included in current assets and liquid assets amounted to euro 542 million (euro 439 million in 2001) and represent the provisions made during the year to adjust receivables to their estimated realizable value.

Provisions for risks and other provisions

Provisions for risks and other provisions totaled euro 153 million (euro 278 million in 2001) and consisted of provisions made during the year to the various reserves for contractual risks and pending disputes.

Miscellaneous operating costs

Miscellaneous operating costs amounted to euro 823 million compared to euro 817 million in 2001. They referred to the following:

(in millions of euro)                                                                      2002       2001
=============================================================================================================
o TLC license fee                                                                           431        524
o losses on disposal of intangibles and fixed assets                                         36         29
o expenses connected with receivables management                                             60         37
o indirect duties and annual taxes, including the local property tax (I.C.I.)               115        120
o membership dues and other costs                                                           181        107
-------------------------------------------------------------------------------------------------------------
Total                                                                                       823        817
=============================================================================================================

FINANCIAL INCOME AND EXPENSE                               -euro 1,481 million
(-euro 1,999 million in 2001)

Financial income and expense refers to the following items:

(in millions of euro)                         2002         2001        Change
===============================================================================
Income from equity investments, net            18           154        (136)
Other financial income                      1,218           922         296
Interest and other financial expense       (2,717)       (3,075)        358
-------------------------------------------------------------------------------
Total                                      (1,481)       (1,999)        518
===============================================================================

Income from equity investments

Income from equity investments, net, totaled euro 18 million (euro 154 million in 2001) and mainly included dividends from unconsolidated companies.

Other financial income

Other financial income of euro 1,218 million (euro 922 million in 2001), included the following:

(in millions of euro)                                2002              2001         Change
==========================================================================================
Interest and capital gains on fixed-income
securities                                                93                138      (45)
Interest and fees from:
- unconsolidated subsidiaries                   1                    1
- affiliated companies                         13                   23
- banks                                        84                  110
- customers                                     2        100         2      136      (36)
                                          -------              -------
Foreign exchange gains                                   478                217      261
Other                                                    547                431      116
------------------------------------------------------------------------------------------
Total                                                  1,218                922      296
==========================================================================================

Interest and capital gains on fixed-income securities referred to interest on long-term investment securities for euro 4 million (euro 3 million in 2001) and interest and capital gains on marketable securities for euro 89 million (euro 135 million in 2001).

Foreign exchange gains referred essentially to the TIM group. "Other" included euro 392 million of income on hedging contracts and income from the application of inflation accounting principles.

Interest and other financial expense

Interest and other financial expense of euro 2,717 million (euro 3,075 million in 2001), included the following:

(in millions of euro)                                        2002                   2001             Change
=============================================================================================================
o Interest and fees paid to:

 - affiliated companies                                  23                      31
 - banks                                                257                     815
 - suppliers and other lenders                          181      461            165     1,011         (550)
                                                    -------                 -------
o Interest and other charges on note issues                      765                      449          316
o Foreign exchange losses                                        874                      348          526
o Other financial expense                                        617                    1,267         (650)
-------------------------------------------------------------------------------------------------------------
Total                                                          2,717                    3,075         (358)
=============================================================================================================

The reduction in financial expense can mainly be ascribed to the provision of euro 569 million set aside, in 2001, for the forward commitment to purchase Seat Pagine Gialle shares in connection with the estimated nonrecoverability of the original option exercise price whereas the improvement in net financial expense came from a lower average debt exposure of the Group that was partly neutralized by a worsening of the exchange rates of the South American countries.

Foreign exchange losses referred mainly to the TIM group. "Other" included euro 153 million of expenses on hedging contracts and expenses from the application of inflation accounting principles.

VALUE ADJUSTMENTS TO FINANCIAL ASSETS                       -euro 682 million
(-euro 1,956 million in 2001)

These include:
  (in millions of euro)                                2002      2001    Change
===============================================================================
o Upward adjustments of:
  - equity investments                                  121       167       (46)
-------------------------------------------------------------------------------
                                                        121       167       (46)
-------------------------------------------------------------------------------
o Writedowns of:
  - equity investments                                 (668)   (1,933)    1,265
  - long-term investments other than equity
    investments included in current assets              (40)      (49)        9
  - securities included in current assets other than
    equity investments                                  (95)     (141)       46
-------------------------------------------------------------------------------
                                                       (803)   (2,123)    1,320
-------------------------------------------------------------------------------
Total                                                  (682)   (1,956)    1,274
===============================================================================

Value adjustments to financial assets amounted to a net expense balance of euro 682 million. They refer to:

     - amortization of goodwill arising at the time of the purchase of the investments in companies accounted for using the equity method, equal to euro 80 million (euro 316 million in 2001), with a reduction of euro 236 million from the writeoffs of goodwill taken in the 2001 financial statements;

     - writedowns of securities and investments included in current assets of euro 176 million (euro 291 million in 2001) and long-term securities of euro 40 million (euro 49 million in 2001), with a total reduction of euro 123 million compared to 2001;

     - the Group's share of the equity in the earnings and losses of the unconsolidated companies accounted for using the equity method which produced a loss of euro 386 million (-euro 1,300 million in 2001). This refers to the losses of Stream of euro 246 million (euro 241 million in 2001), Aria -Is Tim Turchia of euro 171 million (euro 334 million in 2001) and the earnings balance relating to the earnings and losses of the other unconsolidated companies of euro 32 million (a loss balance of 725 million in 2001).

Moreover, this caption was not affected by the results of the investments in Astrolink, Nortel Inversora (Telecom Argentina) and the Auna Group which, in 2001, reported losses of euro 700 million. The investment in Nortel Inversora, the carrying value of which had been prudently written off in the consolidated financial statements at December 31, 2001, has remained unchanged. As for the Auna Group and the company Astrolink, the carry values recorded in the 2001 consolidated financial statements were maintained until their sale on, respectively, August 1, 2002 and November 30, 2002, with the divestiture of the Telespazio group.

EXTRAORDINARY INCOME AND EXPENSE                         -euro 5,637 million
(-euro 3,452 million in 2001)

Extraordinary income and expense showed a net expense balance of euro 5,637 million (-euro 3,452 million in 2001) which included euro 2,814 million of income and euro 8,451 million of expense.

Extraordinary income of euro 2,814 million comprised:

     o euro 2,391 million for gains on the disposals of the investments and business segments, detailed as follows:

          -    euro 1,245 million for the sale of the 26.89% stake in Auna;

          - euro 484 million for the sale of the 19.61% stake in Bouygues Decaux Telecom (BDT);

          - euro 133 million for the shares tendered in the tender offer for Lottomatica;

          - euro 115 million for the sale of the 25% stake in the Mobilkom Austria group to Telekom Austria;

          - euro 110 million for the sale of the 40% stake in Telemaco Immobiliare;

          -    euro 70 million for the sale of the 100% stake in Telespazio;

          - euro 159 million for the concentration of the real estate assets in Tiglio I through the companies Imser, Emsa and Telimm;

          - euro 60 million for the contribution of the "Asset Management" business segment to Tiglio II;

          - euro 15 million for the sale of the non-facility business to Pirelli Real Estate;

     o euro 22 million for the disposal of other investments, fixed assets and business segments;

     o euro 131 million for prior period income arising from the recovery of accrued pre-amortization interest - on the expenses for employee benefit obligations under Law 58/1992 that were paid, with reserve, to INPS up to 1999 - following the termination of litigation after the courts ruled in Telecom Italia's favor;

     o euro 270 million, of which euro 77 million was for the release of reserves primarily to absorb a portion of the reserve for risks and charges set up in 2001 by Telecom Italia to cover the expenses connected with the agreement to sell Stream to News Corporation and Vivendi Universal/Canal+ after the parties did not go through with the agreement, grants of euro 9 million and other income of euro 184 million.

Extraordinary expense of euro 8,451 million comprised:

     o writedowns for impairment losses of investments for a total of euro 6,237 million (euro 2,984 million in 2001), for:

          - the investment held in IS Tim (euro 1,491 million), owing to the changed conditions of the macroeconomic scenario and the difficulties in supplying services independent of the company and the provisions (euro 850 million) connected with the loans made and the guarantees provided on behalf of the company;

          - the goodwill relating to the consolidated companies Seat (euro 1,544 million), Blu (euro 103 million), Corporacion Digitel (euro 75 million) and other minor companies (euro 47 million);

          - the goodwill relating to Netco Redes (euro 96 million) and writedowns of other investments (euro 46 million);

          - the provision for the forward commitment to purchase Seat Pagine Gialle shares (euro 1,942 million) that had already been partly written down in 2001 by a charge to "financial expense" of euro 569 million and the provision for the purchase of an additional 8.17% holding in Consodata (euro 43 million) to adjust it to the current value of the company as determined on the basis of an appraisal.

     The writedowns of euro 2,984 million in 2001 had referred to the writedowns of goodwill relating to both the consolidated companies (9 Telecom group, Entel Bolivia, Entel Chile group, Maxitel, Tele Celular Sul group, Tele Nordeste Celular group, Tim Brasil, Med-1 group and certain companies in the Seat Pagine Gialle group) and companies valued using the equity method (GLB Servicos Interativos, Solpart Participacoes, Telekom Austria and Nortel Inversora group), as well as other provisions related to investments.

     o euro 316 million relating to the provisions effected in conjunction with the disposal of the investment in the 9Telecom group. In particular, in view of the loss reported prior to sale, the French group 9Telecom produced a negative effect on the nine-months 2002 statement of income of the Telecom Italia Group for a total of euro 389 million;

     o euro 135 million of losses for the sale of the 15% stake in Telekom Austria;

     o euro 494 million of expenses and provisions for employee cutbacks and layoffs (of which euro 379 million was borne by Telecom Italia);

     o euro 235 million of expenses in connection with extraordinary investment transactions;

     o euro 155 million of expenses under Law 58/1992 to cover employees under the former fund "Telephone Employees Pension Fund" (FPT) and euro 74 million for the extraordinary contribution to INPS to meet the higher financial requirements covered by the rules of the former fund "Telephone Employees Pension Fund" (FPT) which became part of the general "Employees Pension Fund";

     o euro 190 million of writedowns of intangibles and fixed assets, of which euro 142 million related to the Brazilian companies;

     o euro 194 million of provisions to reserves, of which 135 million referred to guarantees provided upon the sale of investments and business segments;

     o euro 158 million for the adjustment of Telecom Italia's liability to customers for prepaid telephone cards;

     o euro 38 million of losses relating to intangibles, fixed assets and long-term investments and euro 225 million of other expenses.

INCOME TAXES                                               -euro 716 million
(euro 925  million in 2001)

Income taxes decreased by euro 1,641 million due to the investment writedowns which contributed to the increase in deferred tax assets, as well as the benefit from the utilization of tax loss carryforwards deriving from the merger of TIM and Blu.

Income taxes included current taxes for euro 1,451 million and deferred tax assets for euro 2,167 million, of which euro 1,900 million deriving from the application of D.L. 209/02 (turned ex L. n. 265/02) to writedowns of equity investments.

OTHER INFORMATION

Compensation to directors and statutory auditors

The compensation to which the directors and statutory auditors of Telecom Italia are entitled for fiscal 2002 for carrying out their responsibilities and functions in Telecom Italia and also in other consolidated companies, totaled euro 7,887 thousand for directors and euro 748 thousand for statutory auditors.

EXCHANGE RATES USED TO TRANSLATE FOREIGN CURRENCY FINANCIAL STATEMENTS

                               Year-end exchange rates                           Average exchange rate for the year
                               (balance sheet items)                             (statement of income items)
                              ------------------------------------------------------------------------------------------
(currency/euro)                31/12/2002         31/12/2001      % Change          2002             2001      % Change
========================================================================================================================
Europe
Romanian leu                   0.000028462        0.000035949        (20.8)      0.000028462      0.000035949    (20.8)
Pound sterling                 1.537279016        1.643385374         (6.5)      1.590356081      1.608054208    (1.10)
Turkish lira                   0.000000587        0.000000788        (25.5)      0.000000587      0.000000788    (25.5)
Hungarian forint               0.004232088        0.004078636          3.8       0.004115926      0.003896759    5.6
Russian rouble                 0.029864127        0.037240619        (19.8)      0.033702329      0.038242782    (11.9)
Polish zloty                   0.248694355        0.286098475        (13.1)      0.259273567      0.272476471    (4.8)

North America
USA dollar                     0.953561552        1.134687394        (16.0)      1.057753332      1.116525329    (5.3)

South America
Venezuelan bolivar             0.000679659        0.001471562        (53.8)      0.000679659      0.001471562    (53.8)
Bolivian boliviano             0.127251881        0.166535381        (23.6)      0.147504156      0.169668023    (13.1)
Costarican colon               0.002520449        0.003302924        (23.7)      0.002942266      0.003362076    (12.5)
Peruvian nuevo sol             0.272368242        0.329612014        (17.4)      0.300762734      0.318505825    (5.6)
Argentinean peso               0.282955870        0.667463173        (57.6)      0.282955870      1.116525329    (74.7)
Chilean peso                   0.001324391        0.001740402        (23.9)      0.001534176      0.001762476    (13.0)
Colombian peso                 0.000334056        0.000483854        (31.0)      0.000334055      0.000498525    (33.0)
Brazilian real                 0.269878582        0.488901926        (44.8)      0.360892270      0.475524176    (24.1)

Asia
Hong Kong dollar               0.122277791        0.145511692        (16.0)      0.135565648      0.143152839    (5.3)
Israeli shekel                 0.199782237        0.258742254        (22.8)      0.223439720      0.265806340    (15.9)
========================================================================================================================

The following Annexes numbered 1 to 7 are an integral part of these notes.

                                                                                                                   149

ANNEX 1

ACCOUNTS RECEIVABLE AND ACCRUED INCOME BY MATURITY AND TYPE
(in millions of euro)


                                                        12/31/2002                                       12/31/2001
                                         --------------------------------------------  --------------------------------------------
                                                       Amount due                                        Amount due
                                         --------------------------------------------  --------------------------------------------
                                          Within       From       Beyond     Total         Within      From         Beyond    Total
                                           one      two to five    five                     one     two to five      five
                                           year       years       years                     year       years        years
                                         --------------------------------------------  --------------------------------------------
Accounts receivable in long-term
investments
Unconsolidated subsidiaries                  5                                  5             2                                  2
Affiliated companies                         2         433                    435                         3          114       117
Other:
Customers                                    2          13           1         16             2           3            1         6
Others                                      53         115          31        199            78         155           34       267
                                         --------------------------------------------  --------------------------------------------
                                            62         561          32        655            82         161          149       392
                                         --------------------------------------------  --------------------------------------------
Accounts receivable in current assets
Other loans to:
Unconsolidated subsidiaries                 23                                 23             7                                  7
Affiliated companies                        12                                 12           206                                206
Others                                     646           2                    648           591                                591
                                         --------------------------------------------  --------------------------------------------
                                           681           2                    683           804                                804
                                         --------------------------------------------  --------------------------------------------
Trade accounts receivables:
Customers                                7,900           1                  7,901         7,901           3                  7,904
Unconsolidated subsidiaries                 16                                 16            10                                 10
Affiliated companies                       184                                184           360                                360
Parent companies                             2                                  2             1                                  1
Others                                      88           2           8         98            70           1                     71
                                         --------------------------------------------  --------------------------------------------
                                         8,190           3           8      8,201         8,342           4                  8,346
                                         --------------------------------------------  --------------------------------------------
Other receivables:
Unconsolidated subsidiaries                  2                                  2            14                                 14
Affiliated companies                        17                                 17             1                                  1
Others                                   4,281       1,059         150      5,490         3,385         223          254     3,862
                                         --------------------------------------------  --------------------------------------------
                                         4,300       1,059         150      5,509         3,400         223          254     3,877
                                         --------------------------------------------  --------------------------------------------
Total accounts receivables              13,171       1,064         158     14,393        12,546         227          254    13,027
                                         --------------------------------------------  --------------------------------------------
Accrued income                              39                                 39           152                                152
                                         --------------------------------------------  --------------------------------------------

                                                                            150

ANNEX 2

LIABILITIES AND ACCRUED EXPENSES BY MATURITY AND TYPE
(in millions of euro)

                                                        12/31/2002                                       12/31/2001
                                         --------------------------------------------  --------------------------------------------
                                                       Amount due                                        Amount due
                                         --------------------------------------------  --------------------------------------------
                                          Within       From       Beyond     Total         Within      From         Beyond    Total
                                           one      two to five    five                     one     two to five      five
                                           year       years       years                     year       years        years
                                         --------------------------------------------  --------------------------------------------
Medium and long-term debt
Debentures                                 113       6,285       4,226     10,624           180       5,722        2,281     8,183
Convertible debentures                       -       1,964           -      1,964             -       2,500            -     2,500
Due to banks                             1,225       1,801           2      3,028         1,105       2,995          345     4,445
Due to other lenders                       609         567          77      1,253           186       1,090           96     1,372
Suppliers                                    3          13           -         16            12         155            -       167
Notes                                      221           -           -        221             -         221            -       221
Affiliated companies                       369          18           6        393            48         176          298       522
Taxes payables                              18          14           -         32            18          32            -        50
Other liabilities                          119          30          15        164           120         157           15       292
                                         --------------------------------------------  --------------------------------------------
                                         2,677      10,692       4,326     17,695         1,669      13,048        3,035    17,752
                                         --------------------------------------------  --------------------------------------------
Short-term debt
Due to banks                             2,000           -           -      2,000         5,790           -            -     5,790
Due to other lenders                       166           -           -        166           791           -            -       791
Trade accounts payable                       5           -           -          5             1           -            -         1
Notes payable                               20           -           -         20             -           -            -         -
Unconsolidated subsidiaries                  8           -           -          8            17           -            -        17
Affiliated companies                         5           -           -          5            31           -            -        31
Other liabilities                          208           -           -        208           815           -            -       815
                                         --------------------------------------------  --------------------------------------------
                                         2,412           -           -      2,412         7,445           -            -     7,445
                                         --------------------------------------------  --------------------------------------------
Trade accounts payable (1)
Suppliers                                5,456           -           -      5,456         6,058           -            -     6,058
Unconsolidated subsidiaries                  2           -           -          2             3           -            -         3
Affiliated companies                       245           -           -        245           343           -            -       343
Parent companies                             -           -           -          -             1           -            -         1
                                         --------------------------------------------  --------------------------------------------
                                         5,703           -           -      5,703         6,405           -            -     6,405
                                         --------------------------------------------  --------------------------------------------
Other payables
Unconsolidated subsidiaries                  6           -           -          6             5           -            -         5
Affiliated companies                         2           -           -          2             6           -            -         6
Parent companies                           296           -           -        296             -           -            -         -
Taxes payable                              559           6           -        565           822          50            -       872
Contributions to pension and social
security institutions                      249         286         249        784           267         272          326       865
Other liabilities                        4,139           5           -      4,144         3,738           6            -     3,744
                                         --------------------------------------------  --------------------------------------------
                                         5,251         297         249      5,797         4,838         328          326     5,492
                                         --------------------------------------------  --------------------------------------------
Total liabilities (1)                   16,043       10,989      4,575     31,607        20,357      13,376        3,361    37,094
                                         --------------------------------------------  --------------------------------------------
Accrued expenses                           455                                455           403           -            -       403
                                         --------------------------------------------  --------------------------------------------
(1) not including advances

ANNEX 3


RECONCILIATION OF THE SHAREHOLDERS' EQUITY AND NET INCOME OF TELECOM ITALIA AND THE CONSOLIDATED FIGURES IN THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001


                                                            TELECOM ITALIA'S INTEREST               MINORITY INTEREST     TOTAL
                                                  ------------------------------------------  --------------------------
                                                              Reserves                         Share
(in millions of euro)                                           and        Net                capital    Net
                                                  Share       retained    income                and     income
                                                 capital      earnings    (loss)       Total  reserves  (loss)    Total
---------------------------------------------------------------------------------------------------------------------------------
Financial statements of Telecom Italia
at December 31, 2001                              4,023       11,697        151      15,871                              15,871

Results of consolidated companies                                        (7,020)     (7,020)          (1,048)   (1,048)  (8,068)

Share capital and reserves of consolidated
companies                                                     32,301                 32,301    5,914             5,914   38,215

o carrying value of investments in
  consolidated companies                                     (39,539)               (39,539)                            (39,539)

Consolidation adjustments:

o elimination of tax-related entries                            (137)        70         (67)       4       1         5      (62)
o valuation of investments using the
  equity method                                               (1,526)      (888)     (2,414)    (636)   (136)     (772)  (3,186)
o positive differences on purchase of
  investments                                                  9,788       (860)      8,928      464     (43)      421    9,349
o elimination of intra-Group dividends                           263     (1,334)     (1,071)             (27)      (27)  (1,098)
o losses of subsidiaries included in the
  results of parent companies and
  extraordinary writedowns of investments                       (612)     7,826       7,214        7   1,609     1,616    8,830
o gains on sales of investments                                 (149)       (35)       (184)      (4)      4               (184)
o elimination of intra-Group profits
  included in fixed assets and intangibles                      (283)        57        (226)     (21)      4       (17)    (243)
o elimination of intra-Group profits
  on investments                                                (469)                  (469)    (283)             (283)    (752)
o other                                                          233        (35)        198      (68)     46       (22)     176
                                                  -------------------------------------------------------------------------------
Consolidated financial statements
at December 31, 2001                              4,023       11,567     (2,068)     13,522    5,377     410     5,787   19,309
=================================================================================================================================

ANNEX 3

     RECONCILIATION OF THE SHAREHOLDERS' EQUITY AND NET INCOME OF TELECOM ITALIA AND THE
     CONSOLIDATED FIGURES IN THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002
     (in millions of euro)

                                                            TELECOM ITALIA'S INTEREST               MINORITY INTEREST     TOTAL
                                                  ------------------------------------------  --------------------------
                                                              Reserves                         Share
(in millions of euro)                                           and        Net                capital    Net
                                                  Share       retained    income                and     income
                                                 capital      earnings    (loss)       Total  reserves  (loss)    Total
---------------------------------------------------------------------------------------------------------------------------------
Financial statements of Telecom Italia
at December 31, 2002                              4,024        8,577     (1,645)     10,956                              10,956

Results of consolidated companies                                        (2,428)     (2,428)          (1,002)   (1,002)  (3,430)

Share capital and reserves of consolidated
companies                                                                            24,728    3,388             3,388   28,116
                                                              24,728

o carrying value of investments in
  consolidated companies                                     (32,773)               (32,773)                            (32,773)

Consolidation adjustments:

o elimination of tax-related entries                             (86)        36         (50)       2                 2      (48)
o valuation of investments using the
  equity method                                                 (720)       222        (498)    (417)   (743)   (1,160)  (1,658)
o positive differences on purchase of
  investments                                                  6,844       (784)      6,060      598     (61)      537    6,597
o elimination of intra-Group dividends                         1,119     (1,478)       (359)      10     (16)       (6)    (365)
o losses of subsidiaries included in the
  results of parent companies and
  extraordinary writedowns of investments                     (1,081)     5,223       4,142      (26)  2,284     2,258    6,400
o gains on sales of investments                                 (690)       493        (197)    (158)    129       (29)    (226)
o elimination of intra-Group profits
  included in fixed assets and intangibles                      (224)        66        (158)     (14)      4       (10)    (168)
o elimination of intra-Group profits
  on investments                                                (418)                  (418)    (261)             (261)    (679)
o other                                                           71        (27)         44       37      24        61      105
                                                  -------------------------------------------------------------------------------
Consolidated financial statements
 at December 31, 2002                             4,024        5,347       (322)      9,049    3,159     619     3,778   12,827
=================================================================================================================================

ANNEX 4

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2001
       (in millions of euro)

                                                            TELECOM ITALIA'S INTEREST               MINORITY INTEREST     TOTAL
                                                  ------------------------------------------  --------------------------
                                                              Reserves                         Share
(in millions of euro)                                           and        Net                capital    Net
                                                  Share       retained    income                and     income
                                                 capital      earnings    (loss)       Total  reserves  (loss)    Total
---------------------------------------------------------------------------------------------------------------------------------
Consolidated financial statements
 at December 31, 2000                             3,835       12,958      2,028      18,821    5,788     920     6,708   25,529
Deconsolidation of Nortel Inversora group             -            -          -           -     (781)    (56)     (837)    (837)
Consolidated financial statements
 at December 31, 2000                             3,835       12,958      2,028      18,821    5,007     864     5,871   24,692
Contribution by shareholders                          1          137                    138      102               102      240
Cancellation of treasury stock
 and euro conversion                                187         (898)                  (711)                               (711)
Appropriation of 2000 net income:
  Dividends distributed                                         (281)    (2,028)     (2,309)            (788)     (788)  (3,097)
  Transfer to reserves                                                                            76     (76)
Consolidation of Entel Chile group                                                               358               358      358
Translation adjustments on the conversion
 of financial statements in foreign
 currencies and other                                           (349)                  (349)    (166)             (166)    (515)
Net income (loss) for the year 2001                                      (2,068)     (2,068)             410       410   (1,658)
                                                  -------------------------------------------------------------------------------
Consolidated financial statements
 at December 31, 2001                             4,023       11,567     (2,068)     13,522    5,377     410     5,787   19,309
=================================================================================================================================


STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2002
       (in millions of euro)

                                                            TELECOM ITALIA'S INTEREST               MINORITY INTEREST     TOTAL
                                                  ------------------------------------------  --------------------------
                                                              Reserves                         share
(in millions of euro)                                           and        Net                capital    Net
                                                  Share       retained    income                and     income
                                                 capital      earnings    (loss)       Total  reserves  (loss)    Total
---------------------------------------------------------------------------------------------------------------------------------
Consolidated financial statements
 at December 31, 2001                             4,023       11,567     (2,068)     13,522    5,377     410     5,787   19,309
Contribution by shareholders                          1            8                      9       49                49       58

Appropriation of 2001 net income:
Dividends distributed                                         (2,306)                (2,306)    (531)   (410)     (941)  (3,247)
Transfer to reserves                                          (2,068)     2,068
Distribution of extraordinary reserves                          (987)                  (987)    (711)             (711)  (1,698)
Translation adjustments on the conversion
 of financial statements in foreign currencies
 and other                                                      (867)                  (867)  (1,025)           (1,025)  (1,892)
Net income (loss) for the year 2002                                        (322)       (322)             619       619      297
                                                  -------------------------------------------------------------------------------
Consolidated financial statements
 at December 31, 2002                             4,024        5,347       (322)      9,049    3,159     619     3,778   12,827
=================================================================================================================================

TELECOM ITALIA GROUP - ANNEX 5


LIST OF COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS

Name                                          Head office              Share capital           %          %         Held by
(type of business)                                                                         ownership  of voting
                                                                                                       rights
------------------------------------------------------------------------------------------------------------------------------------
Domestic Wireline

ATESIA -Telemarketing Comunicazione
Telefonica e Ricerche di Mercato S.p.A.       Rome                   EUR     3,150,406       100.00                TELECOM ITALIA
(telemarketing)                               (Italy)
                                              --------------------------------------------------------------------------------------

INTELCOM SAN MARINO S.p.A                     Republic of            EUR     1,550,000        70.00                TELECOM ITALIA
(telecommunications services in               San Marino                                                             INTERNATIONAL
San Marino)
                                              --------------------------------------------------------------------------------------
LATIN AMERICAN NAUTILUS S.A.                  Luxembourg             USD    60,000,000        70.00                TELECOM ITALIA
(holding company)                                                                             10.00                ENTEL BOLIVIA
                                                                                              10.00                ENTEL CHILE
                                                                                              10.00                TELECOM ARGENTINA
                                                                                                                     STET-FRANCE
                                                                                                                     TELECOM
                                              --------------------------------------------------------------------------------------
- LATIN AMERICAN NAUTILUS ARGENTINA S.A.      Buenos Aires           ARS        12,000       100.00 (*)            LATIN AMERICAN
  (installation and maintenance of            (Argentina)                                                            NAUTILUS S.A.
  submarine cable systems)
                                              --------------------------------------------------------------------------------------
- LATIN AMERICAN NAUTILUS BOLIVIA S.r.l.      La Paz                 BOB         1,000       100.00                LATIN AMERICAN
  (installation and maintenance of            (Bolivia)                                                              NAUTILUS S.A.
  submarine cable systems)
                                              --------------------------------------------------------------------------------------
- LATIN AMERICAN NAUTILUS BRASIL Ltda         Rio de Janeiro         BRL        20,000        99.99                LATIN AMERICAN
  (installation and maintenance of            (Brazil)                                                               NAUTILUS S.A.
  submarine cable systems)                                                                     0.01                LATIN AMERICAN
                                                                                                                     NAUTILUS USA
                                              --------------------------------------------------------------------------------------
- LATIN AMERICAN NAUTILUS CHILE S.A.          Santiago               CLP     6,200,000       100.00 (*)            LATIN AMERICAN
  (installation and maintenance of            (Chile)                                                                NAUTILUS S.A.
  submarine cable systems)
                                              --------------------------------------------------------------------------------------
- LATIN AMERICAN NAUTILUS COLOMBIA S.A.       Bogota                 COP    28,430,000       100.00 (*)            LATIN AMERICAN
  (installation and maintenance of            (Colombia)                                                             NAUTILUS S.A.
  submarine cable systems)
                                              --------------------------------------------------------------------------------------
- LATIN AMERICAN NAUTILUS Ltd                 Dublin                 USD     1,000,000       100.00                LATIN AMERICAN
  (installation and maintenance of            (Ireland)                                                              NAUTILUS S.A.
  submarine cable systems)
                                              --------------------------------------------------------------------------------------
- LATIN AMERICAN NAUTILUS PANAMA S.A.         Panama                 USD        10,000       100.00                LATIN AMERICAN
  (installation and maintenance of                                                                                     NAUTILUS S.A.
  submarine cable systems)
                                              --------------------------------------------------------------------------------------
- LATIN AMERICAN NAUTILUS PERU' S.A.          Lima                   PEN         3,500       100.00 (*)            LATIN AMERICAN
  (installation and maintenance of            (Peru)                                                                 NAUTILUS S.A.
  submarine cable systems)
                                              --------------------------------------------------------------------------------------
- LATIN AMERICAN NAUTILUS ST. CROIX LLC       St. Croix              USD         1,000       100.00                LATIN AMERICAN
  (installation and maintenance of            (USA Virgin Islands)                                                   NAUTILUS S.A
  submarine cable systems)
                                              --------------------------------------------------------------------------------------
- LATIN AMERICAN NAUTILUS USA Inc.            Florida                USD        10,000       100.00                LATIN AMERICAN
  (installation and maintenance of            (USA)                                                                  NAUTILUS S.A
  submarine cable systems)
                                              --------------------------------------------------------------------------------------
- LATIN AMERICAN NAUTILUS SERVICE Inc.        Florida                USD        10,000       100.00                LATIN AMERICAN
  (installation and maintenance of            (USA)                                                                  NAUTILUS USA
  submarine cable systems)
                                              --------------------------------------------------------------------------------------
- LATIN AMERICAN NAUTILUS VENEZUELA C.A.      Caracas                VEB     7,000,000       100.00 (*)            LATIN AMERICAN
  (installation and maintenance of            (Venezuela)                                                            NAUTILUS S.A
  submarine cable systems)
                                              --------------------------------------------------------------------------------------
MED-1 SUBMARINE CABLES Ltd                    Tel Aviv               ILS       100,000        23.17                TELECOM ITALIA
  (construction and maintenance of            (Israel)                                        27.83                TELECOM ITALIA
  submarine cable Lev)                                                                                               INTERNATIONAL
                                              --------------------------------------------------------------------------------------
- MED 1 IC-1 (1999) Ltd                       Tel Aviv               ILS         1,000        99.99                MED-1 SUBMARINE
  (installation and maintenance of            (Israel)                                                               CABLES
  submarine cable IC1)                                                                         0.01                MED-1 ITALY
                                              --------------------------------------------------------------------------------------
- MED-1 (NETHERLANDS) B.V.                    Amsterdam              EUR        18,151       100.00                MED-1 SUBMARINE
  (holding company)                           (Holland)                                                              CABLES
                                              --------------------------------------------------------------------------------------
- MED-1 ITALY S.r.l.                          Rome                   EUR       548,477       100.00                MED-1 NETHERLANDS
  (installation and maintenance               (Italy)
  submarine cable systems in Italian seas)
                                              --------------------------------------------------------------------------------------
MEDITERRANEAN NAUTILUS S.A.                   Luxembourg             USD   326,480,000        62.51                TELECOM ITALIA
(holding company)                                                                              7.49                TELECOM ITALIA
                                                                                                                     INTERNATIONAL
                                              --------------------------------------------------------------------------------------
- ELETTRA TLC S.p.A.                          Rome                   EUR    10,329,200       100.00                MEDITERRANEAN
  (installation and maintenance of            (Italy)                                                                NAUTILUS S.A.
  submarine cable systems)
                                              --------------------------------------------------------------------------------------
- MEDITERRANEAN NAUTILUS Ltd                  Dublin                 USD       100,000        51.00                 MEDITERRANEAN
  (installation and maintenance of            (Ireland)                                                              NAUTILUS S.A.
  submarine cable systems)
                                              --------------------------------------------------------------------------------------
- MEDITERRANEAN NAUTILUS B.V.                 Amsterdam              EUR        18,003       100.00                MEDITERRANEAN
  (holding company)                           (Holland)                                                              NAUTILUS Ltd
                                              --------------------------------------------------------------------------------------
- MEDITERRANEAN NAUTILUS GREECE S.A.          Athens                 EUR       111,600       100.00                MEDITERRANEAN
  (installation and maintenance of            (Greece)                                                               NAUTILUS B.V.
  submarine cable systems)
                                              --------------------------------------------------------------------------------------
- MEDITERRANEAN NAUTILUS ISRAEL Ltd           Tel Aviv               ILS         1,000       100.00                MEDITERRANEAN
  (installation and maintenance of            (Israel)                                                               NAUTILUS B.V.
  submarine cable systems)
                                              --------------------------------------------------------------------------------------
- MEDITERRANEAN NAUTILUS ITALY S.p.A.         Rome                   EUR     3,100,000       100.00                MEDITERRANEAN
  (installation and maintenance of            (Italy)                                                                NAUTILUS B.V.
  submarine cable systems)
                                              --------------------------------------------------------------------------------------
- MEDITERRANEAN NAUTILUS Inc.                 Delaware               USD         3,000       100.00                MEDITERRANEAN
  (telecommunications activities)             (USA)                                                                  NAUTILUS B.V.
                                              --------------------------------------------------------------------------------------

                                                               155

Name                                          Head office              Share capital           %          %         Held by
(type of business)                                                                         ownership  of voting
                                                                                                       rights
------------------------------------------------------------------------------------------------------------------------------------
- MEDITERRANEAN NAUTILUS TELEKOMUNIKASYON     Istanbul            TRL  350,000,000,000      99.9988                MEDITERRANEAN
  HIZMETLERI TICARET ANONIM SIRKETI           (Turkey)                                                               NAUTILUS B.V.
  (telecommunications activities)                                                            0.0003                MEDITERRANEAN
                                                                                                                     NAUTILUS Ltd
                                                                                             0.0003                MEDITERRANEAN
                                                                                                                     NAUTILUS ISRAEL
                                                                                             0.0003                MEDITERRANEAN
                                                                                                                     NAUTILUS ITALY
                                                                                             0.0003                MEDITERRANEAN
                                                                                                                     NAUTILUS GREECE
                                              --------------------------------------------------------------------------------------
PATH.NET S.p.A.                               Rome                EUR       25,800,000        99.99                TELECOM ITALIA
(networking systems and                       (Italy)                                          0.01                  IT TELECOM
telecommunications)
                                              --------------------------------------------------------------------------------------
TELECONTACT CENTER S.p.A.                     Naples              EUR          110,000       100.00                TELECOM ITALIA
 (telemarketing)                              (Italy)
                                              --------------------------------------------------------------------------------------
TELECOM ITALIA SPARKLE S.p.A. (ex-TMI)        Rome                EUR      200,000,000       100.00                TELECOM ITALIA
(public and private telecommunication         (Italy)
services)
                                              --------------------------------------------------------------------------------------
- TELECOM ITALIA NETHERLANDS B.V.             Amsterdam           EUR           18,200       100.00                TELECOM ITALIA
  (telecommunications services)               (Holland)                                                              SPARKLE
                                              --------------------------------------------------------------------------------------
- TELECOM ITALIA OF NORTH AMERICA Inc.        New York            USD       15,550,000       100.00                TELECOM ITALIA
  (telecommunications promotional             (USA)                                                                  SPARKLE
  services)
                                              --------------------------------------------------------------------------------------
- TELECOM ITALIA SPAIN S.L. UNIPERSONAL       Madrid              EUR          703,111       100.00                TELECOM ITALIA
(telecommunications services)                 (Spain)                                                                SPARKLE
                                              --------------------------------------------------------------------------------------
- TI BELGIUM S.P.R.L. - B.V.B.A               Brussels            EUR        3,000,000       100.00                TELECOM ITALIA
  (telecommunications services)               (Belgium)                                                              SPARKLE
                                              --------------------------------------------------------------------------------------
- TI FRANCE S.A.R.L.                          Paris               EUR       10,307,800       100.00                TELECOM ITALIA
  (telecommunications services)               (France)                                                               SPARKLE
                                              --------------------------------------------------------------------------------------
- TI GERMANY GmbH                             Frankfurt           EUR           25,000       100.00                TELECOM ITALIA
  (telecommunications services)               (Germany)                                                              SPARKLE
                                              --------------------------------------------------------------------------------------
- TI SWITZERLAND GmbH                         Zurich              CHF        2,000,000       100.00                TELECOM ITALIA
  (telecommunications services)               (Switzerland)                                                          SPARKLE
                                              --------------------------------------------------------------------------------------
- TI Telecom Italia (Austria)
  Telekommunikationsdienste GmbH              Vienna              EUR        1,835,000       100.00                TELECOM ITALIA
  (telecommunications services)               (Austria)                                                              SPARKLE
                                              --------------------------------------------------------------------------------------
- TI UNITED KINGDOM Ltd                       London              GBP        2,680,000       100.00                TELECOM ITALIA
  (telecommunications services)               (UK)                                                                   SPARKLE
                                              --------------------------------------------------------------------------------------
- TMI TELEMEDIA INTERNATIONAL                 Luxembourg          EUR    82,150,674.64       100.00 (*)            TELECOM ITALIA
  LUXEMBOURG S.A. (holding company)                                                                                  SPARKLE
                                              --------------------------------------------------------------------------------------
- TMI TELEMEDIA INTERNATIONAL Ltd             London              USD      558,472,454        67.88                TMI TELEMEDIA
  (telecommunications services)               (UK)                                                                   INTERN. LUX.
                                                                                              32.12                TELECOM ITALIA
                                                                                                                     SPARKLE
                                              --------------------------------------------------------------------------------------
- TELEMEDIA INTERNATIONAL USA Inc.            New Jersey          USD   119,022,889.68       100.00                TMI TELEMEDIA
  (telecommunications services)               (USA)                                                                  INTERN. Ltd
                                              --------------------------------------------------------------------------------------

Mobile

TELECOM ITALIA MOBILE S.p.A.                  Turin               EUR   513,964,432.74        54.82      55.68     TELECOM ITALIA
(mobile telecommunications)                   (Italy)                                          0.17       0.17     TELECOM ITALIA
                                                                                                                     FINANCE
                                              --------------------------------------------------------------------------------------
- TIM INTERNATIONAL N.V.                      Amsterdam           EUR      555,427,000       100.00                TELECOM ITALIA
  (holding company)                           (Holland)                                                              MOBILE
                                              --------------------------------------------------------------------------------------
- STET HELLAS TELECOMMUNICATIONS S.A.         Athens              EUR    126,453,694.4        81.40                TIM INTERNATIONAL
(  mobile telephony services)                 (Greece)                                         0.13                TELECOM ITALIA
                                                                                                                     FINANCE
                                              --------------------------------------------------------------------------------------
- TIM BRASIL S.A.                             Sao Paulo           BRL 4,760,522,987.04       100.00 (*)            TIM INTERNATIONAL
  (holding company)                           (Brazil)
                                              --------------------------------------------------------------------------------------
- BITEL PARTICIPACOES S.A.                    Rio de Janeiro      BRL    2,290,264,028       100.00 (*)            TIM BRASIL
  (holding company)                           (Brazil)
                                              --------------------------------------------------------------------------------------
- TELE CELULAR SUL PARTICIPACOES S.A.         Curitiba            BRL   324,666,393.24        20.68 (*)  52.06     BITEL
  (holding company for operating companies    (Brazil)                                                               PARTICIPACOES
  providing mobile network services)
                                              --------------------------------------------------------------------------------------
- TELEPAR CELULAR S.A.                        Curitiba            BRL   912,839,704.66        80.79 (*)  90.19     TELE CELULAR SUL
  (mobile telephony operator)                 (Brazil)
                                              --------------------------------------------------------------------------------------
- CTMR CELULAR S.A.                           Pelotas             BRL    21,251,917.26       100.00 (*)            TELEPAR CELULAR
  (mobile telephony operator)                 (Brazil)
                                              --------------------------------------------------------------------------------------
- TELESC CELULAR S.A.                         Florianopolis       BRL   266,803,506.58       100.00 (*)            TELEPAR CELULAR
  (mobile telephony operator)                 (Brazil)
                                              --------------------------------------------------------------------------------------
- TELE NORDESTE CELULAR PARTICIPACOES S.A.    Recife              BRL   288,442,548.62        21.18 (*)  52.32     BITEL
  (holding company for operating companies    (Brazil)                                                               PARTICIPACOES
  providing mobile network services)
                                              --------------------------------------------------------------------------------------
- TELASA CELULAR S.A.                         Recife              BRL    33,970,730.02        78.78 (*)  97.31     TELE NORDESTE
  (mobile telephony operator)                 (Brazil)                                                               CELULAR
                                              --------------------------------------------------------------------------------------
- TELECEARA' CELULAR S.A.                     Fortaleza           BRL   148,484,134.39        79.99 (*)  86.00     TELE NORDESTE
  (mobile telephony operator)                 (Brazil)                                                               CELULAR
                                              --------------------------------------------------------------------------------------
- TELEPISA CELULAR S.A.                       Teresina            BRL    24,762,149.14        79.46 (*)  97.59     TELE NORDESTE
  (mobile telephony operator)                 (Brazil)                                                               CELULAR
                                              --------------------------------------------------------------------------------------
- TELERN CELULAR S.A.                         Natal               BRL    45,011,693.89        76.19 (*)  92.87     TELE NORDESTE
  (mobile telephony operator)                 (Brazil)                                                               CELULAR
                                              --------------------------------------------------------------------------------------
- TELPA CELULAR S.A.                          Joao Pessoa         BRL    43,164,229.17        71.85 (*)  94.87     TELE NORDESTE
  (mobile telephony operator)                 (Brazil)                                                               CELULAR
                                              --------------------------------------------------------------------------------------

                                                                            156

Name                                          Head office              Share capital           %          %         Held by
(type of business)                                                                         ownership  of voting
                                                                                                       rights
------------------------------------------------------------------------------------------------------------------------------------
- TELPE CELULAR S.A.                          Recife            BRL     125,620,727.74        78.68 (*)  95.16     TELE NORDESTE
(mobile telephony operator)                   (Brazil)                                                               CELULAR
                                              --------------------------------------------------------------------------------------
- STARCEL Ltda                                Sao Paulo         BRL             30,000       100.00 (*)            TIM BRASIL
(call center services)                        (Brazil)
                                              --------------------------------------------------------------------------------------
- TIM CELULAR S.A. (ex-PORTALE SAO            Sao Paulo         BRL      1,251,790,742       100.00 (*)            TIM BRASIL
PAULO S.A.) (mobile telephony operator)       (Brazil)
                                              --------------------------------------------------------------------------------------
- MAXITEL S.A.                                Belo Horizonte    BRL        677,679,703        58.70 (*)  43.15     TIM INTERNATIONAL
(mobile telephony operator)                   (Brazil)                                        37.97      46.85     BITEL
                                                                                                                     PARTICIPACOES
                                                                                               3.33      10.00     TIM BRASIL
                                              --------------------------------------------------------------------------------------
- TIMNET.COM S.A.                             Rio de Janeiro    BRL         78,000,000        20.00 (*)            TIM INTERNATIONAL
(Internet services)                           (Brazil)                                        20.00                MAXITEL
                                                                                              20.00                TELE NORDESTE
                                                                                                                     CELULAR
                                                                                              20.00                TELE CELULAR SUL
                                                                                              20.00                TIM CELULAR
                                              --------------------------------------------------------------------------------------
- TIMNET USA Inc.                             New Jersey        USD         11,000,000       100.00                TIM INTERNATIONAL
(mobile services)                             (USA)
                                              --------------------------------------------------------------------------------------
- TIM PERU' S.A.C.                            Lima              PEN      1,337,542,452       100.00 (*)            TIM INTERNATIONAL
(mobile telephony operator)                   (Peru)
                                              --------------------------------------------------------------------------------------
- CORPORACION DIGITEL C.A.                    Caracas           VEB     42,823,450,241        66.56                TIM INTERNATIONAL
(telecommunications services)                 (Venezuela)
                                              --------------------------------------------------------------------------------------

South America


ENTEL CHILE S.A.                              Santiago          CLP    408,096,296,423        54.76                TELECOM ITALIA
(telecommunications services)                 (Chile)                                                                INTERNATIONAL
                                              --------------------------------------------------------------------------------------
- AMERICATEL CENTROAMERICA S.A.               Guatemala City    USD          2,649,608        78.65                ENTEL CHILE
(holding company)                             (Guatemala)
                                              --------------------------------------------------------------------------------------
- AMERICATEL EL SALVADOR S.A. DE C.V.         San Salvador      USD       1,143,572.24        15.00                ENTEL CHILE
(telecommunications services)                 (El Salvador)                                   85.00                AMERICATEL
                                                                                                                     CENTROAMERICA
                                              --------------------------------------------------------------------------------------
- AMERICATEL GUATEMALA S.A.                   Guatemala City    GTQ            450,000       100.00                AMERICATEL
(telecommunications services)                 (Guatemala)                                                            CENTROAMERICA
                                              --------------------------------------------------------------------------------------
- AMERICATEL HONDURAS S.A.                    Tegucigalpa       HNL            500,000       100.00 (*)            AMERICATEL
(telecommunications services)                 (Honduras)                                                             CENTROAMERICA
                                              --------------------------------------------------------------------------------------
- ENTEL CALL CENTER S.A.                      Santiago          CLP     10,827,422,540        90.00                ENTEL CHILE
(telecommunications services)                 (Chile)                                         10.00                ENTEL INVERSIONES
                                              --------------------------------------------------------------------------------------
- ENTEL INTERNATIONAL B.V.I. Corp.            Tortola           CLP     32,424,451,213       100.00                ENTEL CHILE
(holding company)                             (British Virgin
                                                Islands)
                                              --------------------------------------------------------------------------------------
- AMERICATEL CORP. USA                        Florida           USD      62,372,552.74        80.00                ENTEL
(telecommunications services)                 (USA)                                                                  INTERNATIONAL
                                                                                                                     B.V.I.
                                              --------------------------------------------------------------------------------------
- ENTEL USA HOLDING Inc.                      Florida           USD              1,000       100.00                ENTEL
(holding company)                             (USA)                                                                  INTERNATIONAL
                                                                                                                     B.V.I.
                                              --------------------------------------------------------------------------------------
- AMERICASKY Corporation                      Florida           USD              1,000        80.00                ENTEL USA HOLDING
(telecommunications services)                 (USA)                                           20.00                ENTEL
                                                                                                                     INTERNATIONAL
                                                                                                                     B.V.I.
                                              --------------------------------------------------------------------------------------
- ENTEL INVERSIONES S.A.                      Santiago          CLP      3,223,396,817       100.00 (*)            ENTEL CHILE
(holding company)                             (Chile)
                                              --------------------------------------------------------------------------------------
- AMERICATEL PERU' S.A.                       Lima              PEN      39,288,339.60        45.69                ENTEL CHILE
(telecommunications services)                 (Peru)                                          54.31                ENTEL INVERSIONES
                                              --------------------------------------------------------------------------------------
- ENTEL INVESTMENTS Inc.                      Tortola           USD              1,630       100.00                ENTEL CHILE
(holding company)                             (British Virgin
                                                Islands)
                                              --------------------------------------------------------------------------------------
- ENTEL SERVICIOS TELEFONICOS S.A.            Santiago          CLP      1,103,479,919        91.42                ENTEL CHILE
(telecommunications services)                 (Chile)                                          8.58                ENTEL INVERSIONES
                                              --------------------------------------------------------------------------------------
- ENTEL TELEFONIA LOCAL S.A.                  Santiago          CLP     23,113,989,207        99.00                ENTEL CHILE
(local telecommunications services)           (Chile)                                          1.00                ENTEL INVERSIONES
                                              --------------------------------------------------------------------------------------
- CHILE WIRELESS S.A.                         Santiago          CLP        116,128,205        99.00                ENTEL TELEFONIA
(holding company)                             (Chile)                                                                LOCAL
                                                                                               1.00                ENTEL INVERSIONES
                                              --------------------------------------------------------------------------------------
- ENTEL TELEFONIA PERSONAL S.A.               Santiago          CLP    127,256,898,429        94.64                ENTEL CHILE
(holding company)                             (Chile)                                          5.36                ENTEL INVERSIONES
                                              --------------------------------------------------------------------------------------
- EMPRESA DE RADIOCOMUNICACIONES INSTA        Santiago          CLP      1,757,062,939        99.90                ENTEL TELEFONIA
BEEP Ltda (telecommunications services)       (Chile)                                                                PERSONAL
                                              --------------------------------------------------------------------------------------
- ENTEL PCS TELECOMUNICACIONES S.A.           Santiago          CLP     98,369,022,334         0.10                ENTEL CHILE
(mobile telecommunications services)          (Chile)                                         99.90                ENTEL TELEFONIA
                                                                                                                     PERSONAL
                                              --------------------------------------------------------------------------------------
- ENTEL TELEFONIA MOVIL S.A.                  Santiago          CLP      1,883,969,582         0.08                ENTEL CHILE
(mobile telecommunications services)          (Chile)                                         99.92                ENTEL TELEFONIA
                                                                                                                     PERSONAL
                                              --------------------------------------------------------------------------------------
- MICARRIER TELECOMUNICACIONES S.A.           Santiago          CLP      3,233,725,941        99.99                ENTEL CHILE
(telecommunications services)                 (Chile)                                          0.01                ENTEL INVERSIONES
                                              --------------------------------------------------------------------------------------

                                                                            157

Name                                          Head office              Share capital           %          %         Held by
(type of business)                                                                         ownership  of voting
                                                                                                       rights
------------------------------------------------------------------------------------------------------------------------------------

- ENTEL VENEZUELA C.A.                        Caracas            VEB       709,500,000       100.00                ENTEL CHILE
(ex-ORBITEL VENEZUELA C.A.)                   (Venezuela)
(telecommunications services)
                                              --------------------------------------------------------------------------------------
- RED DE TRANSACCIONES ELECTRONICAS S.A       Santiago           CLP     1,629,756,041        93.76                ENTEL CHILE
(telecommunications services)                 (Chile)
                                              --------------------------------------------------------------------------------------
- SATEL TELECOMUNICACIONES S.A.               Santiago           CLP     2,779,689,356        99.90                ENTEL CHILE
(telecommunications services)                 (Chile)                                          0.10                ENTEL INVERSIONES
                                              --------------------------------------------------------------------------------------
ENTEL Empresa Nacional de Telecomunicaciones  La Paz             BOB     1,280,898,800        50.00                ETI
S.A. (telecommunications services)            (Bolivia)
                                              --------------------------------------------------------------------------------------
- DATACOM S.A.                                La Paz             BOB        66,938,200        99.99                ENTEL S.A.
(data transmission services)                  (Bolivia)
                                              --------------------------------------------------------------------------------------
TELECOM ITALIA AMERICA LATINA S.A.            Sao Paulo          BRL        43,614,072       100.00                TELECOM ITALIA
(telecommunications promotional services)     (Brazil)
                                              --------------------------------------------------------------------------------------


Internet and Media


SEAT PAGINE GIALLE S.p.A.                     Milan              EUR    341,183,511.30        53.21    53.5850     TELECOM ITALIA
(publishing and Internet services)            (Italy)                                          2.03      2.068     TELECOM ITALIA
                                                                                                                     FINANCE
                                                                                               0.02     0.0171     IT TELECOM
                                              --------------------------------------------------------------------------------------
- ANNUARI ITALIANI S.p.A. (ex-KOMPASS ITALIA) Turin              EUR      1,610,904.88       100.00                SEAT PAGINE
(publishing of annuals and sale of telematic  (Italy)                                                                GIALLE
 products)
                                              --------------------------------------------------------------------------------------
- CIPI S.p.A.                                 Milan              EUR         1,200,000        60.00                SEAT PAGINE
(personalized products for companies)         (Italy)                                                                GIALLE
                                              --------------------------------------------------------------------------------------
- CONSODATA S.A.                              Levallois Perret   EUR      4,748,159.50        90.42                SEAT PAGINE
(management and supply of data banks and      (France)                                                               GIALLE
market research)
                                              --------------------------------------------------------------------------------------
- BCA FINANCES S.A.                           Lille              EUR           107,100       100.00                CONSODATA S.A.
(analysis, management and marketing of data   (France)
banks)
                                              --------------------------------------------------------------------------------------
- BCA S.A.                                    Lille              EUR            80,000        17.00                CONSODATA S.A.
(analysis, management and marketing of data   (France)                                        83.00                BCA FINANCES
banks)
                                              --------------------------------------------------------------------------------------
- CAL - CONSUMER ACCES Ltd                    Kingston           GBP           200,000       100.00                CONSODATA S.A.
(management and supply of data banks)         (UK)
                                              --------------------------------------------------------------------------------------
- CONSODATA UK Ltd                            Kingston           GBP                 2       100.00                CAL - CONSUMER
(business information)                        (UK)                                                                   ACCES
                                              --------------------------------------------------------------------------------------
- CHINALOOP HOLDINGS                          Cayman Islands     USD          29,961.3        50.06                CONSODATA S.A.
(direct marketing)
                                              --------------------------------------------------------------------------------------
- CHINALOOP (MAURITIUS) Co                    Port Louis         USD               200       100.00                CHINALOOP
(direct marketing)                            (Mauritius)                                                            HOLDINGS
                                              --------------------------------------------------------------------------------------
- SHANGHAI CHINALOOP INFORMATION SERVICES     Shanghai           USD         1,730,000       100.00                CHINALOOP
(direct marketing)                            (China)                                                                (MAURITIUS)
                                              --------------------------------------------------------------------------------------
- CONSOBELGIUM S.A.                           Brussels           EUR            62,500       100.00                CONSODATA S.A.
(business information)                        (Belgium)
                                              --------------------------------------------------------------------------------------
- CONSODATA ESPANA S.A.                       Barcelona          ESP       310,000,000       100.00                CONSODATA S.A.
(business information)                        (Spain)
                                              --------------------------------------------------------------------------------------
- QUANTITATIVE MARKETING TECHNOLOGIES S.L.    Barcelona          EUR            13,113        70.00                CONSODATA ESPANA
(direct marketing)                            (Spain)
                                              --------------------------------------------------------------------------------------
- CONSODATA SOLUTIONS S.A.                    Levallois Perret   EUR           270,000       100.00                CONSODATA S.A.
(data management)                             (France)
                                              --------------------------------------------------------------------------------------
- CONSODATA S.p.A.                            Rome               EUR        13,200,000       100.00                CONSODATA S.A.
(services of direct marketing; creation,      (Italy)
management and marketing of data bank)
                                              --------------------------------------------------------------------------------------

- CONSODATA MARKETING INTELLIGENCE S.r.l.     Milan              EUR            46,400        96.00                CONSODATA S.p.A.
(ex-DOMINO RESEARCH S.r.l.)                   (Italy)
(data processing geomarketing sector)
                                              --------------------------------------------------------------------------------------
- DWI S.p.A.                                  Verona             EUR           500,000        51.00                CONSODATA S.p.A.
(design, software realization)                (Italy)
                                              --------------------------------------------------------------------------------------
- FINANZA E GESTIONE S.r.l.                   Milan              EUR            77,450       100.00                CONSODATA S.p.A.
(creation, management and trading of data     (Italy)
banks for the banking sector)
                                              --------------------------------------------------------------------------------------
- PUBBLIBABY S.p.A.                           Cusago             EUR           100,000       100.00                CONSODATA S.p.A.
(design, management and marketing of native   (Milan, Italy)
sector data bank)
                                              --------------------------------------------------------------------------------------
- MEDIA PRISME S.A.                           Levallois Perret   EUR            40,000        50.00                CONSODATA S.A.
(analysis, management and marketing of data   (France)                           50.00                             BCA FINANCES
banks)
                                              --------------------------------------------------------------------------------------
- MEDIA PRISME ESPAGNE S.A.                   Madrid             EUR            30,490       100.00                MEDIA PRISME
(direct marketing)                            (Spain)
                                              --------------------------------------------------------------------------------------
- MP LIST S.A.                                Brussels           FB            750,000       100.00                MEDIA PRISME
(analysis, management and marketing of data   (Belgium)
banks)
                                              --------------------------------------------------------------------------------------
- CONSODATA GROUP Ltd                         London             GBP        25,146,140       99.996                SEAT PAGINE
(management and supply of data banks)         (UK)                                                                   GIALLE
                                                                                              0.004                CAL - CONSUMER
                                                                                                                     ACCES
                                              --------------------------------------------------------------------------------------
- NETCREATIONS Inc.                           New York           USD                 1       100.00                CONSODATA GROUP
(management of the license regarding the      (USA)
software products of Netex Ltd)
                                              --------------------------------------------------------------------------------------

                                                                            158

Name                                          Head office              Share capital           %          %         Held by
(type of business)                                                                         ownership  of voting
                                                                                                       rights
------------------------------------------------------------------------------------------------------------------------------------
- PAN-ADRESS DIREKTMARKETING VERWALTUNG GmbH  Munich               EUR          25,000       100.00                CONSODATA GROUP
(direct marketing)                            (Germany)
                                              --------------------------------------------------------------------------------------
- PAN-ADRESS DIREKTMARKETING & Co. KG         Munich               DEM       2,040,000       100.00                CONSODATA GROUP
(direct marketing)                            (Germany)
                                              --------------------------------------------------------------------------------------
- CONSODATA DEUTSCHLAND GmbH (in liquidation) Munich               DEM          50,000       100.00                PAN-ADRESS
(direct marketing)                            (Germany)                                                              DIREKTMARK. &
                                                                                                                     Co. KG
                                              --------------------------------------------------------------------------------------
- CONSODATA MARKETING INTELLIGENCE GmbH       Munich               EUR          25,000       100.00                PAN-ADRESS
(direct marketing)                            (Germany)                                                              DIREKTMARK. &
                                                                                                                     Co. KG
                                              --------------------------------------------------------------------------------------
- MEDIPLAN GmbH (in liquidation)              Munich               EUR          26,000       100.00                PAN-ADRESS
(direct marketing)                            (Germany)                                                              DIREKTMARK. &
                                                                                                                     Co. KG
                                              --------------------------------------------------------------------------------------
- DATABANK S.p.A.                             Milan                EUR         937,300       93.465                SEAT PAGINE
(marketing)                                   (Italy)                                                                GIALLE
                                              --------------------------------------------------------------------------------------
- DBK S.A.                                    Madrid               EUR          99,000        99.99                DATABANK S.p.A.
(marketing)                                   (Spain)
                                              --------------------------------------------------------------------------------------
- EUREDIT S.A.                                Paris                EUR       2,800,000       93.562                SEAT PAGINE
(realization, promotion and marketing of      (France)                                                               GIALLE
European "Europages" product annual)
                                              --------------------------------------------------------------------------------------
- FINANZIARIA WEB S.p.A.                      Turin                EUR    9,606,073.50        60.00                SEAT PAGINE
(financing)                                   (Italy)                                                                GIALLE
                                              --------------------------------------------------------------------------------------
- MATRIX S.p.A                                Milan                EUR       1,100,000         0.70                SEAT PAGINE
(Internet services)                           (Italy)                                                                GIALLE
                                                                                              66.00                FINANZIARIA WEB
                                                                                              33.30                N.V. VERTICO
                                              --------------------------------------------------------------------------------------
- FREE FINANCE S.p.A                          Milan                EUR         148,102       100.00                MATRIX
(Internet loans for the real estate market)   (Italy)
                                              --------------------------------------------------------------------------------------
- WEBNEXT S.r.l. (ex-XOOM.it S.p.A.) (in      Milan                EUR         100,000       100.00                MATRIX
liquidation) (development and management of   (Italy)
virtual communities)
                                              --------------------------------------------------------------------------------------
- FINSATEL S.r.l. (in liquidation)            Turin                EUR          10,000       100.00                SEAT PAGINE
(holding company)                             (Italy)                                                                GIALLE
                                              --------------------------------------------------------------------------------------
- GIALLO PROFESSIONAL PUBLISHING S.p.A.       Turin                EUR       1,000,000       100.00                SEAT PAGINE
(publishing, typographic and graphic          (Italy)                                                                GIALLE
marketing, advertising)
                                              --------------------------------------------------------------------------------------
- GRUPPO EDITORIALE FAENZA EDITRICE S.p.A.    Faenza               EUR         260,000        60.00                GIALLO
(publishing house)                            (Ravenna, Italy)                                                       PROFESSIONAL
                                                                                                                     PUBLISHING
                                              --------------------------------------------------------------------------------------
- FAENZA EDITRICE IBERICA S.L.                Castellon de La      EUR        3,005.50       100.00                GRUPPO EDITORIALE
(publishing house also on behalf of third     Plana                                                                  FAENZA EDITRICE
parties)                                      (Spain)
                                              --------------------------------------------------------------------------------------
- FAENZA EDITRICE DO BRASIL Ltda              Sao Paulo            BRL         133,169        91.00                GRUPPO EDITORIALE
(publishing house also on behalf of third     (Brazil)                                                               FAENZA EDITRICE
parties)                                                                                       9.00                FAENZA EDITRICE
                                                                                                                     IBERICA
                                              --------------------------------------------------------------------------------------
- PROMO ADVERTISING S.r.l.                    Faenza               EUR          10,320       100.00                GRUPPO EDITORIALE
(acquisition of advertising on behalf of      (Ravenna, Italy)                                                       FAENZA EDITRICE
magazines, TV and multimedia broadcasting)
                                              --------------------------------------------------------------------------------------
- GRUPPO EDITORIALE JCE S.p.A.                Cinisello Balsamo    EUR       1,032,800        65.00                GIALLO
(publishing house)                            (Milan, Italy)                                                         PROFESSIONAL
                                                                                                                     PUBLISHING
                                              --------------------------------------------------------------------------------------
- QUASAR E ASSOCIATI S.r.l.                   Milan                EUR          20,408        51.00                GIALLO
(multimedia publishers)                       (Italy)                                                                PROFESSIONAL
                                                                                                                     PUBLISHING
                                              --------------------------------------------------------------------------------------
- EDITORIALE QUASAR S.r.l.                    Milan                EUR          10,000       100.00                QUASAR E
(publishing house and advertising agency)     (Italy)                                                                ASSOCIATI
                                              --------------------------------------------------------------------------------------
- TTG ITALIA S.p.A.                           Turin                EUR         100,000        98.00                GIALLO
(publishing house for the tourist market)     (Italy)                                                                PROFESSIONAL
                                                                                                                     PUBLISHING
                                              --------------------------------------------------------------------------------------
- GIALLO VOICE S.p.A.                         Turin                EUR       1,000,000       100.00                SEAT PAGINE
(teleselling, telemarketing, call centers     (Italy)                                                                GIALLE
and marketing)
                                              --------------------------------------------------------------------------------------
- IMR S.r.l.                                  Turin                EUR          10,500       100.00                GIALLO VOICE
(call center services)                        (Italy)
                                              --------------------------------------------------------------------------------------
- OPS S.r.l.                                  Milan                EUR          10,200        66.00                GIALLO VOICE
(call center services)                        (Italy)
                                              --------------------------------------------------------------------------------------
- TELEPROFESSIONAL S.r.l.                     Monza                EUR          52,000        66.00                GIALLO VOICE
(call center services)                        (Milan, Italy)
                                              --------------------------------------------------------------------------------------
- GRUPPO BUFFETTI S.p.A.                      Rome                 EUR      11,817,000       100.00                SEAT PAGINE
(supply of products regarding the paper       (Italy)                                                                GIALLE
industry, printing and publishing)
                                              --------------------------------------------------------------------------------------
- OFFICE AUTOMATION PRODUCTS S.p.A.           Lecco                EUR         774,000        84.00                GRUPPO BUFFETTI
(wholesale magnetic support sales)            (Italy)
                                              --------------------------------------------------------------------------------------
- IS PRODUCTS S.p.A.                          Lecco                EUR       9,360,000        27.78                GRUPPO BUFFETTI
(marketing of office automation)              (Italy)                                         72.22                OFFICE AUTOMATION
                                                                                                                      PRODUCTS
                                              --------------------------------------------------------------------------------------
- INCAS PRODUCTIONS S.r.l.                    Venaria Reale        EUR         510,000       100.00                OFFICE AUTOMATION
(wholesale production and marketing           (Turin, Italy)                                                         PRODUCTS
of office consumable products)
                                              --------------------------------------------------------------------------------------
- PBS PROFESSIONAL BUSINESS SOFTWARE S.p.A.   Rome                 EUR         127,500       100.00                GRUPPO BUFFETTI
(production and marketing of business         (Italy)
software)
                                              --------------------------------------------------------------------------------------
- SK DIRECT S.r.l.                            Rome                 EUR       5,522,920        58.37                GRUPPO BUFFETTI
(graphic arts)                                (Italy)                                         41.63                OFFICE AUTOMATION
                                                                                                                     PRODUCTS
                                              --------------------------------------------------------------------------------------

                                                                            159

Name                                          Head office              Share capital           %          %         Held by
(type of business)                                                                         ownership  of voting
                                                                                                       rights
------------------------------------------------------------------------------------------------------------------------------------

- HOLDING MEDIA E COMUNICAZIONE H.M.C. S.p.A. Rome             EUR           5,064,000       100.00                SEAT PAGINE
(production, marketing on TV and press)       (Italy)                                                                GIALLE
                                              --------------------------------------------------------------------------------------
- GLOBO EUROPA B.V. (in liquidation)          Amsterdam        EUR          181,512.09       100.00                HOLDING MEDIA E
(services and operations in the field of      (Holland)                                                              COMUNICAZIONE
radio and TV broadcasting)                                                                                           H.M.C.
                                              --------------------------------------------------------------------------------------
- HOLDING MEDIA E COMUNICAZIONE PUBBLICITA'   Rome             EUR             516,500       100.00                HOLDING MEDIA E
S.r.l. (in liquidation) (purchase and sale    (Italy)                                                                COMUNICAZIONE
of advertising spaces and management of                                                                              H.M.C.
advertising in the field of radio and TV
broadcasting)
                                              --------------------------------------------------------------------------------------
- TV INTERNAZIONALE S.p.A.                    Rome             EUR           6,200,000       100.00                HOLDING MEDIA E
(purchase, management and maintenance of      (Italy)                                                                COMUNICAZIONE
technical transmission systems for audio                                                                             H.M.C.
and video broadcasting)
                                              --------------------------------------------------------------------------------------
- BEIGUA S.r.l.                               Rome             EUR              51,480        51.00                TV INTERNAZIONALE
(purchase, management and maintenance of      (Italy)
installation for the repair and
distribution of radio and TV broadcasting)
                                              --------------------------------------------------------------------------------------
- GIAROLO S.r.l.                              Rome             EUR              50,490        75.50                TV INTERNAZIONALE
(purchase, management and maintenance of      (Italy)
installation for the repair and
distribution of radio and TV broadcasting)
                                              --------------------------------------------------------------------------------------
- MTV ITALIA S.r.l.                           Rome             EUR          12,151,928        51.00                TV INTERNAZIONALE
(services in the field of radio and TV        (Italy)
broadcasting, production and sale of radio,
TV and cinema programs)
                                              --------------------------------------------------------------------------------------
- MTV PUBBLICITA' S.r.l.                      Milan            EUR              10,400       100.00                MTV ITALIA
(advertising agency)                          (Italy)
                                              --------------------------------------------------------------------------------------
- TDL INFOMEDIA Ltd                           Hampshire        GBP          139,524.78        99.73                SEAT PAGINE
(holding company)                             (UK)                                                                   GIALLE
                                              --------------------------------------------------------------------------------------
- MYBLUECAT.COM Ltd (in liquidation)          Hampshire        GBP                   2       100.00                TDL INFOMEDIA
(supply of services)                          (UK)
                                              --------------------------------------------------------------------------------------
- TDL INFOMEDIA FINANCE Ltd                   Hampshire        GBP            9,734.09       100.00                TDL INFOMEDIA
(holding company)                             (UK)
                                              --------------------------------------------------------------------------------------
- TDL INFOMEDIA HOLDINGS Plc                  Hampshire        GBP          397,126.43       100.00                TDL INFOMEDIA
(holding company)                             (UK)                                                                   FINANCE
                                              --------------------------------------------------------------------------------------
- TDL INFOMEDIA GROUP Plc                     Hampshire        GBP          624,576.64       100.00                TDL INFOMEDIA
(holding company)                             (UK)                                                                   HOLDINGS
                                              --------------------------------------------------------------------------------------
- TDL GROUP Ltd                               Hampshire        GBP           89,864.25       100.00                TDL INFOMEDIA
(holding company)                             (UK)                                                                   GROUP
                                              --------------------------------------------------------------------------------------
- THOMSON DIRECTORIES Ltd                     Hampshire        GBP           1,340,000       100.00                TDL GROUP
(publishing and marketing directories)        (UK)
                                              --------------------------------------------------------------------------------------
- THOMSON DIRECTORIES PENSION                 Hampshire        GBP                   2       100.00                THOMSON
COMPANY Ltd                                   (UK)                                                                   DIRECTORIES
(management of Thomson Directories Pension
fund)
                                              --------------------------------------------------------------------------------------

- TDL INVESTMENTS B.V. (in liquidation)       Rotterdam        EUR              20,000       100.00                TDL INFOMEDIA
(supply of services)                          (Holland)
                                              --------------------------------------------------------------------------------------
- TELEGATE HOLDING GmbH                       Martinsried      EUR              26,076       100.00                SEAT PAGINE
(holding company)                             (Germany)                                                              GIALLE
                                              --------------------------------------------------------------------------------------
- TELEGATE A.G.                               Martinsried      EUR          20,944,355        16.46                SEAT PAGINE
(call center services)                        (Germany)                                                              GIALLE
                                                                                              61.98                TELEGATE HOLDING
                                              --------------------------------------------------------------------------------------
- 118866 Ltd (ex-TELEGATE Ltd)                London           GBP                   1       100.00                TELEGATE A.G.
(call center services)                        (UK)
                                              --------------------------------------------------------------------------------------
- ARSMOVENDI.COM A.G. (in liquidation)        Munich           EUR             150,000       100.00                TELEGATE A.G.
(Internet services)                           (Germany)
                                              --------------------------------------------------------------------------------------
- TRAVELGATE BUSINESS GmbH (in liquidation)   Munich           EUR              25,000       100.00                ARSMOVENDI.COM
(business tour operator)                      (Germany)
                                              --------------------------------------------------------------------------------------
- DATAGATE GmbH                               Martinsried      EUR              25,000       100.00                TELEGATE A.G.
(call center)                                 (Germany)
                                              --------------------------------------------------------------------------------------
- KIMTRAVEL CONSULTING A.G. (in liquidation)  Munich           EUR              69,493       100.00                TELEGATE A.G.
(Internet services)                           (Germany)
                                              --------------------------------------------------------------------------------------
- TELEGATE AKADEMIE GmbH                      Rostock          EUR              25,000       100.00                TELEGATE A.G.
(training center for employees of call        (Germany)
centers)
                                              --------------------------------------------------------------------------------------
- TELEGATE ANKLAM GmbH                        Anklam           EUR              51,129       100.00                TELEGATE A.G.
(Internet services)                           (Germany)
                                              --------------------------------------------------------------------------------------
- 11880.com GmbH                              Martinsried      EUR              25,000       100.00                TELEGATE ANKLAM
(call center services)                        (Germany)
                                              --------------------------------------------------------------------------------------
- MOBILSAFE A.G. (in liquidation)             Meerbusch        EUR             150,000       100.00                TELEGATE ANKLAM
(Internet services)                           (Germany)
                                              --------------------------------------------------------------------------------------
- TELEGATE ESPANA S.A.                        Madrid           EUR           3,061,000       100.00                TELEGATE A.G.
(call center services)                        (Spain)
                                              --------------------------------------------------------------------------------------
- TELEGATE GmbH                               Vienna           EUR              35,000       100.00                TELEGATE A.G.
(call center services)                        (Austria)
                                              --------------------------------------------------------------------------------------
- TELEGATE Inc.                               Texas            USD          10,000,010       100.00                TELEGATE A.G.
(call center services)                        (USA)
                                              --------------------------------------------------------------------------------------

                                                                            160

Name                                          Head office              Share capital           %          %         Held by
(type of business)                                                                         ownership  of voting
                                                                                                       rights
------------------------------------------------------------------------------------------------------------------------------------

- TELEGATE ITALIA S.r.l.                      Milan                EUR         129,000       100.00                TELEGATE A.G.
(call center services)                        (Italy)
                                              --------------------------------------------------------------------------------------
- TGT HOLDING B.V. (in liquidation)           Schiphol             EUR          18,200       100.00                TELEGATE A.G.
(holding company)                             (Holland)
                                              --------------------------------------------------------------------------------------


Information Technology Market


                                              --------------------------------------------------------------------------------------
FINSIEL - Consulenza e Applicazioni           Rome                 EUR   59,982,384.60        77.92                TELECOM ITALIA
Informatiche S.p.A. (conception and           (Italy)                                          0.63                FINSIEL
implementation of projects in information
technology applications)
                                              --------------------------------------------------------------------------------------
- AGRISIAN - Consulenza e Servizi per         Rome                 EUR      10,330,000        50.86                FINSIEL
l'Agricoltura S.C.p.A. (consulting and        (Italy)
services in favor of agriculture)
                                              --------------------------------------------------------------------------------------
- ASPASIEL S.r.l.                             Rome                 EUR         260,000        50.00      51.00     FINSIEL
(information systems)                         (Italy)
                                              --------------------------------------------------------------------------------------
- BANKSIEL - Societa di informatica e         Milan                EUR      10,400,000        55.50                FINSIEL
Organizzazione p.A. (design, installation,    (Italy)
operation and maintenance of information
systems for bank and insurance companies)
                                              --------------------------------------------------------------------------------------
- CARISIEL Sistemi Informativi Elettronici    Rende                EUR         769,585         2.00                FINSIEL
per il Settore Creditizio e Finanziario       (Cosenza, Italy)                                98.00                BANKSIEL
S.p.A. (electronic information systems for
banking and financial industry)
                                              --------------------------------------------------------------------------------------
- CENTROSIEL S.p.A.                           Milan                EUR         516,600        47.00      51.00     BANKSIEL
(information systems)                         (Italy)
                                              --------------------------------------------------------------------------------------
- EIS - Elettronica Ingegneria Sistemi        Rome                 EUR       5,165,000       100.00                FINSIEL
S.p.A. (design, installation, operation       (Italy)
and maintenance of sophisticated
electronic systems)
                                              --------------------------------------------------------------------------------------
- FINSIEL ROMANIA S.r.l.                      Bucharest            ROL  11,841,500,000        90.53                FINSIEL
(information systems)                         (Rumania)
                                              --------------------------------------------------------------------------------------
- INSIEL - Informatica per il Sistema         Trieste              EUR       7,755,000        52.00                FINSIEL
degli Enti Locali S.p.A. (information         (Italy)
systems)
                                              --------------------------------------------------------------------------------------
- VENIS - VENEZIA INFORMATICA E SISTEMI       Venice               EUR       1,549,500        20.40                FINSIEL
S.p.A.(information systems for the            (Italy)                                         30.60                INSIEL
municipality of Venice and other
public entities)
                                              --------------------------------------------------------------------------------------
- INTERSIEL - Societa Interregionale          Rende                EUR       1,033,000       100.00                FINSIEL
Sistemi Informativi Elettronici S.p.A.        (Cosenza, Italy)
(design, installation, operation and
maintenance of information systems)
                                              --------------------------------------------------------------------------------------
- KRENESIEL - Societa Sarda di                Sassari              EUR       2,582,300        41.00                FINSIEL
Informatica S.p.A. (information systems)      (Italy)                                         10.00                INSIEL
                                              --------------------------------------------------------------------------------------
- TELE SISTEMI FERROVIARI S.p.A.              Rome                 EUR   77,003,669.54        61.00                FINSIEL
(information systems)                         (Italy)
                                              --------------------------------------------------------------------------------------
- WEBRED S.p.A.                               Perugia              EUR       1,560,000        51.00                FINSIEL
(information systems)                         (Italy)
                                              --------------------------------------------------------------------------------------

Information Technology Group

IT TELECOM S.p.A.                             Rome                 EUR      96,853,000       100.00                TELECOM ITALIA
(information and communication technology)    (Italy)
                                              --------------------------------------------------------------------------------------
- NETIKOS S.p.A.                              Rome                 EUR      13,416,000       100.00                IT TELECOM
(information systems)                         (Italy)
                                              --------------------------------------------------------------------------------------
- NETIKOS FINLAND OY                          Helsinki             EUR          10,700       100.00                NETIKOS
(development of wireless solutions)           (Finland)
                                              --------------------------------------------------------------------------------------
- SODALIA NORTH AMERICA Inc.                  Virginia             USD         700,000       100.00                IT TELECOM
(telecommunications software)                 (USA)
                                              --------------------------------------------------------------------------------------
- EUSTEMA S.p.A.                              Rome                 EUR         312,000        67.33                IT TELECOM
(design, research, development and            Italy)
marketing of software, information and
online systems)
                                              --------------------------------------------------------------------------------------
- TECO SOFT ARGENTINA S.A.                    Buenos Aires         ARS          12,000       100.00 (*)            IT TELECOM
(design, realization and sale of software)    (Argentina)
                                              --------------------------------------------------------------------------------------
- TELESOFT HELLAS S.A.                        Athens               EUR         489,000       100.00                IT TELECOM
(telecommunications software)                 (Greece)
                                              --------------------------------------------------------------------------------------
- TELESOFT RUSSIA ZAO                         Moscow               RUB       1,592,000        75.00                IT TELECOM
(telecommunications software)                 (Russia)
                                              --------------------------------------------------------------------------------------
- WEBEGG S.p.A.                               Milan                EUR      33,107,160        69.80                IT TELECOM
(e-business solutions)                        (Italy)                                         30.20                FINSIEL
                                              --------------------------------------------------------------------------------------
- TELEAP S.p.A.                               Ivrea                EUR       1,560,000       100.00                WEBEGG
(software applications, architecture)         (Turin, Italy)
                                              --------------------------------------------------------------------------------------
- @LIVE S.p.A.                                Turin                EUR          10,000       100.00                WEBEGG
(international training)                      (Italy)
                                              --------------------------------------------------------------------------------------
- DOMUS ACCADEMY S.p.A.                       Milan                EUR         140,000        67.33                WEBEGG
(design research)                             (Italy)
                                              --------------------------------------------------------------------------------------

                                                                            161

Name                                          Head office              Share capital           %          %         Held by
(type of business)                                                                         ownership  of voting
                                                                                                       rights
------------------------------------------------------------------------------------------------------------------------------------
- W.P. WINNER PROJECT B.V.                    Rotterdam           EUR           18,152       100.00                WEBEGG
(software applications)                       (Holland)
                                              --------------------------------------------------------------------------------------
- SOFTWARE FACTORY S.p.A.                     Milan               EUR        1,500,000       100.00                W.P. WINNER
(software applications)                       (Italy)                                                                PROJECT
                                              --------------------------------------------------------------------------------------
TELECOM ITALIA LAB S.p.A.                     Turin               EUR       27,455,000       100.00                TELECOM ITALIA
(studies, research and venture capital        (Italy)
in telecommunications and electronics)
                                              --------------------------------------------------------------------------------------
- LOQUENDO - SOCIETA' PER AZIONI              Turin               EUR        3,573,741        99.99                TELECOM ITALIA
(research, development and marketing of       (Italy)                                                                LAB S.p.A.
technologies and equipment regarding voice
recognition and interaction)
                                              --------------------------------------------------------------------------------------
- TELECOM ITALIA LAB GENERAL PARTNER S.A.     Luxembourg          USD           30,000        99.97                TELECOM ITALIA
(holding company)                                                                                                    LAB S.p.A.
                                                                                               0.03                TELECOM ITALIA
                                                                                                                     FINANCE
                                              --------------------------------------------------------------------------------------
- TELECOM ITALIA LAB S.A.                     Luxembourg          USD       25,894,360        99.99                TELECOM ITALIA
(holding company)                                                                                                    LAB S.p.A.
                                                                                               0.01                TELECOM ITALIA
                                                                                                                     FINANCE
                                              --------------------------------------------------------------------------------------
- TELECOM ITALIA LAB B.V.                     Amsterdam           EUR           18,655       100.00                TELECOM ITALIA
(holding company)                             (Holland)                                                              LAB S.A.
                                              --------------------------------------------------------------------------------------
- TELSY Elettronica e Telecomunicazioni       Turin               EUR          390,000       100.00                TELECOM ITALIA
S.p.A. (manufacturing and sale of systems     (Italy)                                                                LAB S.p.A.
for encrypted telecommunications)
                                              --------------------------------------------------------------------------------------


Other operations

                                              --------------------------------------------------------------------------------------
EMSA Servizi S.p.A. (ex-CONSULTEL S.p.A.)     Rome                EUR        5,000,000       100.00                TELECOM ITALIA
(real estate management)                      (Italy)
                                              --------------------------------------------------------------------------------------
EPICLINK S.p.A.                               Segrate             EUR       12,500,000        86.00                TELECOM ITALIA
(telecommunication services)                  (Milan, Italy)
                                              --------------------------------------------------------------------------------------
IN.TEL.AUDIT S.c.a r.l.                       Milan               EUR        2,750,000        54.55                TELECOM ITALIA
(internal auditing for the Telecom            (Italy)                                         18.18                SEAT PAGINE
Italia Group)                                                                                                        GIALLE
                                                                                              18.18                TELECOM ITALIA
                                                                                                                     MOBILE
                                              --------------------------------------------------------------------------------------
NETESI S.p.A.                                 Milan               EUR       14,744,573       100.00                TELECOM ITALIA
(telecommunication and multimedia services)   (Italy)
                                              --------------------------------------------------------------------------------------
SAIAT- Societa Attivita Intermedie            Turin               EUR       35,745,120       100.00                TELECOM ITALIA
Ausiliarie Telecomunicazioni p.A.             (Italy)
(financing)
                                              --------------------------------------------------------------------------------------
TELECOM ITALIA LEARNING SERVICES S.p.A.       L'Aquila            EUR        1,560,000       100.00                TELECOM ITALIA
(ex-SSGRR) (professional training)            (Italy)
                                              --------------------------------------------------------------------------------------
- TELECOM ITALIA LEARNING SERVICES DO         Sao Paulo           BRL          174,040       100.00 (*)            TELECOM ITALIA
BRASIL Ltda (ex-CONSIEL DO BRASIL)            (Brazil)                                                               LEARNING
(consulting and information systems)                                                                                 SERVICES
                                              --------------------------------------------------------------------------------------
TECNO SERVIZI MOBILI S.r.l.                   Rome                EUR           26,000        51.00                TELECOM ITALIA
(real estate management)                      (Italy)
                                              --------------------------------------------------------------------------------------
TELECOM ITALIA INTERNATIONAL N.V.             Amsterdam           EUR    2,399,483,300       100.00                TELECOM ITALIA
(ex-STET INTERNATIONAL NETHERLANDS N.V.)      (Holland)
(holding company)
                                              --------------------------------------------------------------------------------------
- BBNED N.V.                                  Amsterdam           EUR       82,425,000        97.56                TELECOM ITALIA
(telecommunications services)                 (Holland)                                                              INTERNATIONAL
                                              --------------------------------------------------------------------------------------
- BBEYOND B.V.                                Amsterdam           EUR           18,000       100.00                BBNED
(telecommunications services)                 (Holland)
                                              --------------------------------------------------------------------------------------
- ICH - International Communication           Amsterdam           EUR           50,000       100.00                TELECOM ITALIA
Holding N.V. (holding company)                (Holland)                                                              INTERNATIONAL
                                              --------------------------------------------------------------------------------------
- ETI - Euro Telecom International N.V.       Amsterdam           EUR           50,050       100.00                ICH
(holding company)                             (Holland)
                                              --------------------------------------------------------------------------------------
TELECOM ITALIA FINANCE S.A. (ex-TI WEB)       Luxembourg          EUR      869,162,615       100.00 (*)            TELECOM ITALIA
(holding company)
                                              --------------------------------------------------------------------------------------
- ISM S.r.l.                                  Turin               EUR           10,000       100.00                TELECOM ITALIA
(holding company)                             (Italy)                                                                FINANCE
                                              --------------------------------------------------------------------------------------
- N.V. VERTICO                                Brussels            EUR        3,533,781        99.99                ISM
(holding company)                             (Belgium)                                        0.01                TELECOM ITALIA
                                                                                                                     FINANCE
                                              --------------------------------------------------------------------------------------
- TELSI Ltd                                   London              EUR      603,565,000       100.00 (*)            TELECOM ITALIA
(holding company)                             (UK)                                                                   FINANCE
                                              --------------------------------------------------------------------------------------
TELE PAY ROLL SERVICES S.p.A.                 Rome                EUR        2,840,000       100.00                TELECOM ITALIA
(information systems for payroll services)    (Italy)
                                              --------------------------------------------------------------------------------------
(*) The percentage of ownership includes Ordinary Shares/Quotas held by members of the Board of Directors/Managers, as requested by local laws in order to take the post of Director /Manager, or held by Fiduciaries.

TELECOM ITALIA GROUP - ANNEX 6




LIST OF COMPANIES CONSOLIDATED BY THE EQUITY METHOD


Name                                          Head office              Share capital           %          %         Held by
(type of business)                                                                         ownership  of voting
                                                                                                       rights
------------------------------------------------------------------------------------------------------------------------------------

SUBSIDIARIES


EDOTEL S.p.A.                                 Turin                EUR   15,080,541.90        60.00                TELECOM ITALIA
(holding company)                             (Italy)                                         40.00                TELECOM ITALIA
                                                                                                                     MOBILE
                                              --------------------------------------------------------------------------------------
EURO DATACOM Ltd                              Huddersfield         GBP         306,666       100.00                TMI TELEMEDIA
(telecommunications services)                 (UK)                                                                   INTERN. Ltd
                                              --------------------------------------------------------------------------------------
GOALLARS B.V.                                 Amsterdam            EUR         100,000        55.00                MATRIX
(management of an Internet site)              (Holland)
                                              --------------------------------------------------------------------------------------
TELECOM ITALIA CAPITAL S.A.                   Luxembourg           EUR       2,336,000       99.999                ELECOM ITALIA
(financing)                                                                                   0.001                TELECOM ITALIA
                                                                                                                     FINANCE
                                              --------------------------------------------------------------------------------------
TELECOM MEDIA INTERNATIONAL ITALY-CANADA      Montreal             CAD         952,100       100.00                TMI TELEMEDIA
Inc. (telecommunications services)            (Canada)                                                               INTERN. Ltd
                                              --------------------------------------------------------------------------------------
TELEFONIA MOBILE SAMMARINESE S.p.A.           Republic of          EUR          78,000        51.00                INTELCOM S.MARINO
(mobile telecommunications)                   San Marino
                                              --------------------------------------------------------------------------------------
THINX-SM TELEHOUSE INTERNET EXCHANGE S.A.     Republic of          EUR         870,000       100.00                INTELCOM S.MARINO
(housing and hosting)                         San Marino
                                              --------------------------------------------------------------------------------------
TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda    Sao Paulo            BRL       2,443,217       100.00 (*)            TMI TELEMEDIA
(telecommunications services)                 (Brazil)                                                               INTERN. Ltd
                                              --------------------------------------------------------------------------------------
ZDNET ITALIA S.p.A.                           Milan                EUR         400,000        51.00                MATRIX
(creation and management of Internet sites)   (Italy)
                                              --------------------------------------------------------------------------------------
AFFILIATED COMPANIES
                                              --------------------------------------------------------------------------------------
ASCAI SERVIZI S.r.l.                          Rome                 EUR       73,336.84        35.21                SAIAT
(promotion of communications strategies       (Italy)
and process)
                                              --------------------------------------------------------------------------------------
BROAD BAND SERVICE S.A.                       Republic of          EUR         258,000        20.00                INTELCOM S.MARINO
(production and sales of multimedia services) San Marino                                      20.00                STREAM
                                              --------------------------------------------------------------------------------------
BUENAVENTURA S.A.                             Santiago             CLP   1,841,258,210        50.00                ENTEL TELEFONIA
(telecommunications services)                 (Chile)                                                                PERSONAL
                                              --------------------------------------------------------------------------------------
CABLE INSIGNIA S.A.                           Asuncion             PYG   1,000,000,000        75.00                TELECOM PERSONAL
(telecommunications services)                 (Paraguay)
                                              --------------------------------------------------------------------------------------
CARTESIA-CARTOGRAFIA DIGITALE S.p.A.          Rome                 EUR       1,032,800        50.00                TELECOM ITALIA
(design, realization, marketing of numeric    (Italy)
cartography)
                                              --------------------------------------------------------------------------------------
CYGENT Inc.                                   California           USD      52,273,000        25.21                TELECOM ITALIA
(development and sale of software)            (USA)                                                                  LAB B.V.
                                              --------------------------------------------------------------------------------------
DATASIEL - Sistemi e Tecnologie di            Genoa                EUR       2,582,500        49.00                FINSIEL
Informatica S.p.A. (data processing           (Italy)
products and services for public
administration agencies, institutions and
enterprises under Ligurian Regional
Law n. 17/85)
                                              --------------------------------------------------------------------------------------
DISCOVERITALIA S.p.A.                         Novara               EUR       5,160,000        25.00                SEAT PAGINE
(communication services)                      (Italy)                                                                GIALLE
                                              --------------------------------------------------------------------------------------
EISYS S.p.A.                                  Rome                 EUR         619,200        25.00                EIS
(information systems)                         (Italy)
                                              --------------------------------------------------------------------------------------
ESRI ITALIA S.p.A.                            Rome                 EUR         500,000        49.00                SEAT PAGINE
(development and distribution of services     (Italy)                                                                GIALLE
based on the GIS - "Geographical
Information Systems" technology)
                                              --------------------------------------------------------------------------------------
ETEC S.A. - Empresa de Telecomunicaciones     La Habana            USD   1,441,900,000        29.29                TELECOM ITALIA
de Cuba S.A. (telecommunications services)    (Cuba)                                                                 INTERNATIONAL
                                              --------------------------------------------------------------------------------------
EURODIRECTORY S.A.                            Luxembourg           EUR       1,625,320        50.00                SEAT PAGINE
(holding company of the publishers of the                                                                            GIALLE
Kompass directories)
                                              --------------------------------------------------------------------------------------
GARAGE S.r.l.                                 Milan                EUR          49,400        35.00                WEBEGG
(multimedia and cinema broadcasting)          (Italy)
                                              --------------------------------------------------------------------------------------
GLB SERVICOS INTERATIVOS S.A.                 Rio de Janeiro       BRL     182,732,615        28.57                TELECOM ITALIA
(Internet services)                           (Brazil)                                                               FINANCE
                                              --------------------------------------------------------------------------------------
GO TO WEB S.p.A.                              Ivrea                EUR       3,719,764        20.00                WEBEGG
(web-based software solutions)                (Turin, Italy)
                                              --------------------------------------------------------------------------------------
GOLDEN LINES INTERNATIONAL COMMUNICATIONS     Ramat Gan            ILS       3,000,000        26.40                TELECOM ITALIA
SERVICES Ltd                                  (Israel)                                                               INTERNATIONAL
(long distance telephony services)
                                              --------------------------------------------------------------------------------------
ICOM Inc.                                     Toronto              CAD          203.09        40.00                NETCREATIONS
(development of data bank and Internet        (Canada)
market place)
                                              --------------------------------------------------------------------------------------

                                                                            163


Name                                          Head office              Share capital           %          %         Held by
(type of business)                                                                         ownership  of voting
                                                                                                       rights
------------------------------------------------------------------------------------------------------------------------------------

IM.SER S.p.A.                                 Rome               EUR         1,315,800        40.00                TELECOM ITALIA
(real estate management)                      (Italy)
                                              --------------------------------------------------------------------------------------
IS TIM TELEKOMUNIKASYON HIZMETLERI A.S.       Istanbul        TRL  545,000,000,000,000        49.00                TIM INTERNATIONAL
(mobile telephony operator)                   (Turkey)
                                              --------------------------------------------------------------------------------------
ISCE Investor in Sapient & Cuneo Europe S.A.  Luxembourg         EUR         4,334,400        25.00                SEAT PAGINE
(consulting)                                                                                                         GIALLE
                                              --------------------------------------------------------------------------------------
ITALCOM S.p.A.                                Milan              EUR           103,200       100.00                ITALTEL S.p.A.
(multimedia systems and devices)              (Italy)
                                              --------------------------------------------------------------------------------------
ITALDATA S.p.A.                               Avellino           EUR         3,096,000       100.00                SIEMENS
(solutions and services for the web economy)  (Italy)                                                                INFORMATICA
                                              --------------------------------------------------------------------------------------
ITALTEL A.O.                                  Saint Petersburg   RUB            20,000       100.00                ITALTEL B.V.
(telecommunications systems)                  (Russia)
                                              --------------------------------------------------------------------------------------
ITALTEL ARGENTINA S.A.                        Buenos Aires       ARS           600,000        96.00                ITALTEL B.V.
(telecommunications systems)                  (Argentina)                                      4.00                ITALTEL S.p.A.
                                              --------------------------------------------------------------------------------------
ITALTEL B.V.                                  Amsterdam          EUR         6,000,000       100.00                TALTEL S.p.A.
(trading and financial company)               (Holland)
                                              --------------------------------------------------------------------------------------
ITALTEL BRASIL Ltda                           Sao Paulo          BRL         2,018,302        51.44                ITALTEL S.p.A.
(trading company)                             (Brazil)                                        48.56                ITALTEL B.V.
                                              --------------------------------------------------------------------------------------
ITALTEL CERM PALERMO S.c.p.a.                 Palermo            EUR         2,125,000        90.00                ITALTEL S.p.A.
(research)                                    (Italy)                                         10.00                TELECOM ITALIA
                                                                                                                     LAB S.p.A.
                                              --------------------------------------------------------------------------------------
ITALTEL DE CHILE S.A.                         Santiago           CLP        50,119,607        90.00                ITALTEL B.V.
(telecommunications systems)                  (Chile)                                         10.00                ITALTEL S.p.A.
                                              --------------------------------------------------------------------------------------
ITALTEL DEUTSCHLAND GmbH                      Dusseldorf         EUR            40,000        60.00                ITALTEL HOLDING
(trading company)                             (Germany)                                       40.00                ITALTEL B.V.
                                              --------------------------------------------------------------------------------------
ITALTEL FRANCE S.a.s.                         Issy               EUR            40,000       100.00                ITALTEL HOLDING
(trading company)                             (France)
                                              --------------------------------------------------------------------------------------
ITALTEL HOLDING S.p.A.                        Milan              EUR       115,459,344        19.37                TELECOM ITALIA
(holding company)                             (Italy)                                                                FINANCE
                                              --------------------------------------------------------------------------------------
ITALTEL Inc.                                  Delaware           USD               100        60.00                ITALTEL HOLDING
(trading company)                             (USA)                                           40.00                ITALTEL B.V.
                                              --------------------------------------------------------------------------------------
ITALTEL KENYA Ltd                             Nairobi            KES           500,000        99.98                ITALTEL B.V.
(telecommunications systems)                  (Kenya)                                          0.02                ITALTEL S.p.A.
                                              --------------------------------------------------------------------------------------
ITALTEL NIGERIA Ltd                           Lagos              NGN         2,000,000        99.99                ITALTEL B.V.
(telecommunications systems)                  (Nigeria)                                        0.01                ITALTEL S.p.A.
                                              --------------------------------------------------------------------------------------
ITALTEL S.A.                                  Madrid             EUR         6,460,750       100.00                TALTEL B.V.
(telecommunications systems)                  (Spain)
                                              --------------------------------------------------------------------------------------
ITALTEL S.p.A.                                Milan              EUR       196,830,400       100.00                TALTEL HOLDING
(telecommunications systems)                  (Italy)
                                              --------------------------------------------------------------------------------------
ITALTEL UK Ltd                                Staines            GBP            26,000        60.00                ITALTEL HOLDING
(trading company)                             (UK)                                            40.00                ITALTEL B.V.
                                              --------------------------------------------------------------------------------------
L'UFFICIO MODERNO S.r.l.                      Florence           EUR            10,400        15.00                GRUPPO BUFFETTI
(sale of books and office supplies)           (Italy)                                         15.00                IL CENTRO
                                                                                                                     CONTABILE
                                              --------------------------------------------------------------------------------------
MARCAM ITALY S.r.l.                           Milan              EUR            92,962        99.00                PRAXIS CALCOLO
(services for automatic data management)      (Italy)
                                              --------------------------------------------------------------------------------------
MESNIL HOLDING S.A.                           Luxembourg         EUR            78,000        99.99                ISCE
(holding company)
                                              --------------------------------------------------------------------------------------
MIA ECONOMIA.com S.r.l.                       Milan              EUR         1,500,000        30.00                MATRIX
(publishing in the field of personal finance) (Italy)
                                              --------------------------------------------------------------------------------------
MICRO SISTEMAS S.A.                           Buenos Aires       ARS           210,000        99.99                TELECOM ARGENTINA
(telecommunications services)                 (Argentina)                                                            STET-FRANCE
                                                                                                                     TELECOM
                                                                                               0.01                PUBLICOM
                                              --------------------------------------------------------------------------------------
MIRROR INTERNATIONAL HOLDING S.a.r.l.         Luxembourg         EUR           250,000        30.00                TELECOM ITALIA
(holding company)
                                              --------------------------------------------------------------------------------------
MIRROR INTERNATIONAL GmbH                     Frankfurt          EUR            25,000       100.00                MIRROR INTERN.
(holding company)                             (Germany)                                                              HOLDING
                                              --------------------------------------------------------------------------------------
MOVENDA S.p.A.                                Rome               EUR           133,333        25.00                TELECOM ITALIA
(technological platforms for the              (Italy)                                                                LAB B.V.
development of mobile Internet services)
                                              --------------------------------------------------------------------------------------
NETCO REDES S.A.                              Madrid             EUR         6,038,248        30.00                TELECOM ITALIA
(provider of telecommunications               (Spain)                                                                INTERNATIONAL
infrastructures)
                                              --------------------------------------------------------------------------------------
NORDCOM S.p.A.                                Milan              EUR         5,000,000        42.00                TELECOM ITALIA
(application service provider)                (Italy)
                                              --------------------------------------------------------------------------------------
NORTEL INVERSORA S.A.                         Buenos Aires       ARS        78,633,050        22.03      32.50     TELECOM ITALIA
(holding company)                             (Argentina)                                     11.86      17.50     TELECOM ITALIA
                                                                                                                     INTERNATIONAL
                                              --------------------------------------------------------------------------------------
NUCLEO S.A.                                   Asuncion           PYG   175,200,000,000        67.50                TELECOM PERSONAL
(telecommunications services)                 (Paraguay)
                                              --------------------------------------------------------------------------------------
PRAXIS CALCOLO S.p.A.                         Milan              EUR         1,056,000        22.50                FINSIEL
(technical and organizational services for    (Italy)
automatic data management)
                                              --------------------------------------------------------------------------------------
PUBLICOM S.A.                                 Buenos Aires       ARS        16,000,000        99.99                TELECOM ARGENTINA
(telecommunications services)                 (Argentina)                                                            STET-FRANCE
                                                                                                                     TELECOM
                                                                                               0.01                NORTEL INVERSORA
                                              --------------------------------------------------------------------------------------
SIEMENS INFORMATICA S.p.A.                    Milan              EUR         6,192,000        49.00                TELECOM ITALIA


                                                                            164

Name                                          Head office              Share capital           %          %         Held by
(type of business)                                                                         ownership  of voting
                                                                                                       rights
------------------------------------------------------------------------------------------------------------------------------------
(sale of innovating solutions in the          (Italy)
field of electronic and mobile business)
                                              --------------------------------------------------------------------------------------
SIOSISTEMI S.p.A.                             Brescia             EUR          260,000        40.00                TELECOM ITALIA
(systems networking with special emphasis     (Italy)                                                                LAB S.p.A.
on the design of LAN and WAN systems and
related hardware support systems)
                                              --------------------------------------------------------------------------------------
SISPI S.p.A.                                  Palermo             EUR        2,066,000        49.00                FINSIEL
(information systems for the municipality     (Italy)
of Palermo and other private and public
entities)
                                              --------------------------------------------------------------------------------------
SITEBA SISTEMI TELEMATICI BANCARI S.p.A.      Milan               EUR        2,600,000        30.00                TELECOM ITALIA
(support services for payments systems)       (Italy)
                                              --------------------------------------------------------------------------------------
SITECNIKA S.p.A.                              Milan               EUR          143,000       100.00                SIEMENS
(IT multivendor services)                     (Italy)                                                                INFORMATICA
                                              --------------------------------------------------------------------------------------
SITEKNE S.p.A.                                Rome                EUR          103,200       100.00                SIEMENS
(furnishing of resources in the field of      (Italy)                                                                INFORMATICA
ITC-Information Technology Communication
solutions)
                                              --------------------------------------------------------------------------------------
SOGEI SERVIZI INNOVATIVI E TECNOLOGICI        Rome                EUR        5,200,000        49.00                FINSIEL
S.p.A. (development of business enterprises   (Italy)
in the field of ITC and technological
information)
                                              --------------------------------------------------------------------------------------
STREAM S.p.A.                                 Rome                EUR      302,399,080        50.00                TELECOM ITALIA
(multimedia services)                         (Italy)
                                              --------------------------------------------------------------------------------------
TELECOM ARGENTINA STET-FRANCE TELECOM S.A.    Buenos Aires        ARS      984,380,978        54.74                NORTEL INVERSORA
(telecommunications services)                 (Argentina)
                                              --------------------------------------------------------------------------------------
TELECOM ARGENTINA USA Inc.                    Delaware            USD          249,873       100.00                TELECOM ARGENTINA
(telecommunications services)                 (USA)                                                                  STET-FRANCE
                                                                                                                     TELECOM
                                              --------------------------------------------------------------------------------------
TELECOM PERSONAL S.A.                         Buenos Aires        ARS      310,514,481        99.99                TELECOM ARGENTINA
(telecommunications services)                 (Argentina)                                                            STET-FRANCE
                                                                                                                     TELECOM
                                                                                               0.01                PUBLICOM
                                              --------------------------------------------------------------------------------------
TELEGONO S.r.l.                               Rome                EUR        1,000,000        40.00                TELECOM ITALIA
(real estate management)                      (Italy)
                                              --------------------------------------------------------------------------------------
TELEKOM AUSTRIA A.G.                          Vienna              EUR    1,090,500,000        14.78                TELECOM ITALIA
(wireline telephony)                          (Austria)                                                              INTERNATIONAL
                                              --------------------------------------------------------------------------------------
TELEKOM SRBIJA a.d.                           Belgrade            YUM   10,800,000,000        29.00                TELECOM ITALIA
(telecommunications services)                 (Serbia)                                                               INTERNATIONAL
                                              --------------------------------------------------------------------------------------
TELELEASING - Leasing di Telecomunicazioni    Milan               EUR        9,500,000        20.00                SAIAT
e Generale S.p.A. (financial leasing of       (Italy)
real estate and other assets)
                                              --------------------------------------------------------------------------------------
TIGLIO I S.r.l.                               Milan               EUR        5,255,704        36.85                TELECOM ITALIA
(real estate management)                      (Italy)                                          2.10                SEAT PAGINE
                                                                                                                     GIALLE
                                              --------------------------------------------------------------------------------------
TIGLIO II S.r.l.                              Milan               EUR       14,185,288        49.47                TELECOM ITALIA
(real estate management)                      (Italy)
                                              --------------------------------------------------------------------------------------
USABLENET Inc.                                Delaware            USD                1        20.00                TELECOM ITALIA
(development of software for the analysis     (USA)                                                                  LAB B.V.
of web site usability)
                                              --------------------------------------------------------------------------------------
VIRTUALSELF Ltd.                              Ramat Gan           ILS            4,749        38.70                TELECOM ITALIA
(development and sale of internet services    (Israel)                                                               LAB B.V.
based on a technology for the linguistic
analysis for the research of contents)

(*) The percentage of ownership includes Ordinary Shares/Quotas held by members of the Board of Directors/Managers, as requested by local laws in order to take the post of Director /Manager, or held by Fiduciaries.


TELECOM ITALIA GROUP - ANNEX 7




LIST OF OTHER SUBSIDIARIES AND AFFILIATED COMPANIES


Name                                          Head office              Share capital           %          %         Held by
(type of business)                                                                         ownership  of voting
                                                                                                       rights
------------------------------------------------------------------------------------------------------------------------------------



SUBSIDIARIES

ARTES S.r.l. (in liquidation)                 Rome                 EUR          10,000       100.00                HOLDING MEDIA E
(telecommunications services)                 (Italy)                                                                COMUNICAZIONE
                                                                                                                     HMC
                                              --------------------------------------------------------------------------------------
BUFFETTI S.r.l. (in liquidation)              Rome                 EUR          10,000       100.00                GRUPPO BUFFETTI
(sale of books and office supplies)           (Italy)
                                              --------------------------------------------------------------------------------------
CABESTAN S.A. (in liquidation)                Suresnes             FRF         250,000       100.00                CONSODATA S.A.
(software design)                             (France)
                                              --------------------------------------------------------------------------------------
CONSODATA INTERACTIVE S.A. (in liquidation)   Levallois Perret     EUR          40,000       100.00                CONSODATA S.A.
(business information services)               (France)
                                              --------------------------------------------------------------------------------------
CONSODATA ITALIA S.r.l. (in liquidation)      Milan                EUR          10,200       100.00                CONSODATA S.A.
(business information)                        (Italy)
                                              --------------------------------------------------------------------------------------
CONSODATA SYSTEME S.A. (in liquidation)       Levallois Perret     EUR          40,000       100.00                CONSODATA S.A.
(business information services)               (France)
                                              --------------------------------------------------------------------------------------
DATABANK WETTBEWERBS - MARKT- UND             Darmstadt            EUR      153,387.56        60.00                DATABANK S.p.A.
FINANZANALYSE GmbH (in liquidation)           (Germany)
(marketing)
                                              --------------------------------------------------------------------------------------
EMAX-TRADE S.r.l. (in liquidation)            Milan                EUR         100,000       100.00                MATRIX
(management of Internet sites)                (Italy)
                                              --------------------------------------------------------------------------------------
GIALLO MARKET S.r.l. (in liquidation)         Milan                EUR          10,000        90.00                MATRIX
(owner of Virgilio.it)                        (Italy)                                         10.00                SEAT PAGINE
                                                                                                                     GIALLE
                                              --------------------------------------------------------------------------------------
GIALLO VIAGGI.it S.p.A. (in liquidation)      Milan                EUR          10,000       100.00                SEAT PAGINE
(research, development, production of         (Italy)                                                                GIALLE
information and telematic products for
tourism)
                                              --------------------------------------------------------------------------------------
EVEREST S.r.l.                                Trieste              EUR          10,400       100.00                WAVENET
(telematic services)                          (Italy)
                                              --------------------------------------------------------------------------------------
FINSIEL HELLAS S.A. (in liquidation)          Koropi               GRD     230,000,000        91.00                FINSIEL
(computer products for public and private     (Greece)
customers)
                                              --------------------------------------------------------------------------------------
IL CENTRO CONTABILE S.p.A. (in liquidation)   Rome                 EUR    2,233,507.26        89.70                GRUPPO BUFFETTI
(sale of books and office ware)               (Italy)
                                              --------------------------------------------------------------------------------------
INCAS FRANCE S.A. (in liquidation)            Asnieres             FRF      19,168,900       100.00                IS PRODUCTS
(sale of products for office automation)      (France)
                                              --------------------------------------------------------------------------------------
IREOS S.p.A. (in liquidation)                 Rome                 EUR         100,000       100.00                TELECOM ITALIA
(promotion and management of remote           (Italy)
at-home assistance)
                                              --------------------------------------------------------------------------------------
IRIDIUM ITALIA S.p.A. (in liquidation)        Rome                 EUR       2,575,000        30.00                TELECOM ITALIA
(satellite telecommunications services)       (Italy)                                         35.00                TELECOM ITALIA
                                                                                                                     MOBILE
                                              --------------------------------------------------------------------------------------
KMATRIX S.r.l.                                Milan                EUR         100,000       100.00                MATRIX
(creation and management of an Internet       (Italy)
site)
                                              --------------------------------------------------------------------------------------
LINK S.r.l. (in liquidation)                  Milan                EUR          10,400       100.00                MATRIX
(supply of computer services)                 (Italy)
                                              --------------------------------------------------------------------------------------
LOQUENDO Inc. (in liquidation)                California           USD      14,021,000       100.00                LOQUENDO S.p.A.
(development of software for web voice        (USA)
interaction)
                                              --------------------------------------------------------------------------------------
NETESI S.A.S. (in liquidation)                Paris                EUR          40,000       100.00 (*)            NETESI
(telecommunication services)                  (France)
                                              --------------------------------------------------------------------------------------
NEW WORLD TELECOM S.A.                        Santiago             CLP      14,000,000       100.00 (*)            LATIN AMERICAN
(telecommunication services)                  (Chile)                                                                NAUTILUS CHILE
                                              --------------------------------------------------------------------------------------
OR.MA INFORMATICA S.r.                        Rome                 EUR          10,200       100.00                GRUPPO BUFFETTI
(wholesale of computer products)              (Italy)
                                              --------------------------------------------------------------------------------------
RFM DATA Ltd (in liquidation)                 Kingston             GBP               2       100.00                CAL - CONSUMER
(list brokering)                              (UK)                                                                   ACCESS
                                              --------------------------------------------------------------------------------------
SCS COMUNICAZIONE INTEGRATA S.p.A.            Rome                 EUR         600,000       100.00                SEAT PAGINE
(in liquidation) (marketing and               (Italy)                                                                GIALLE
communication consulting)
                                              --------------------------------------------------------------------------------------
SERVICE IN S.r.l. (in liquidation)            Milan                EUR          10,691        95.00                CIPI
(furnishing of services)                      (Italy)
                                              --------------------------------------------------------------------------------------
TELECOM ITALIA GmbH (in liquidation)          Vienna               EUR       36,336.42       100.00                TELECOM ITALIA
(holding company)                             (Austria)
                                              --------------------------------------------------------------------------------------
TELECOM ITALIA IRELAND Ltd                    Dublin               EUR               2       100.00                TELECOM ITALIA
(telecommunications services)                 (Ireland)
                                              --------------------------------------------------------------------------------------
TELECOMMUNICATIONS ADVISER LLC                Delaware             USD         560,280       100.00                TELECOM ITALIA
(management of Saturn Venture Partners        (USA)                                                                  LAB G.P.
fund)
                                              --------------------------------------------------------------------------------------
TELENERGIA S.r.l.                             Rome                 EUR          50,000        80.00                TELECOM ITALIA
(import, export, purchase, sale and           (Italy)                                         20.00                TELECOM ITALIA
exchange of electrical energy)                                                                                       MOBILE



                                                                            166

Name                                          Head office              Share capital           %          %         Held by
(type of business)                                                                         ownership  of voting
                                                                                                       rights
------------------------------------------------------------------------------------------------------------------------------------


TIM.COM Holding B.V.                          Amsterdam            EUR          18,000       100.00                TIM INTERNATIONAL
(holding company)                             (Holland)
                                              --------------------------------------------------------------------------------------
TIMNET.COM PERU' S.A.C.                       Lima                 PEN           1,000       100.00                TIM PERU'
(services for mobile networks)                (Peru)
                                              --------------------------------------------------------------------------------------
TIN WEB S.p.A. (in liquidation)               Milan                EUR          10,000       100.00                SEAT PAGINE
(consulting for the creation of Internet      (Italy)                                                                GIALLE
sites)
                                              --------------------------------------------------------------------------------------
TMI HUNGARY TRADING AND SERVICES Ltd          Budapest             HUF       3,000,000       100.00                TMI TELEMEDIA
(in liquidation) (telecommunications          (Hungary)                                                              INTERN. Ltd
services)
                                              --------------------------------------------------------------------------------------
TRAINET S.p.A. (in liquidation)               Rome                 EUR      674,445.70       100.00                TELECOM ITALIA
(development, operation and sales of          (Italy)
lines teaching systems)
                                              --------------------------------------------------------------------------------------
WAVENET S.r.l.                                Monfalcone           EUR          51,600        84.37                NETESI
(telematic services)                          (Gorizia, Italy)
                                              --------------------------------------------------------------------------------------

AFFILIATED COMPANIES

CITEL - Corporacion Interamericana de         Monterrey            MXN   2,073,729,933        25.00                TELECOM ITALIA
Telecomunicaciones S.A. (holding company)     (Mexico)                                                               INTERNATIONAL
                                              --------------------------------------------------------------------------------------
CLIPPER S.p.A. (in liquidation)               Rome                 EUR         100,000        50.00                SCS COMUNICAZIONE
(marketing and communication consulting)      (Italy)                                                                INTEGR.
                                                                                                                     (in liq.)
                                              --------------------------------------------------------------------------------------
CROMA S.r.l. (in liquidation)                 P. San Giovanni      EUR          41,317        50.00                WEBRED
(hardware maintenance)                        (Perugia, Italy)
                                              --------------------------------------------------------------------------------------
DATATRADER S.A. (in liquidation)              Rueil Mailmaison     EUR         266,980        50.00                CONSODATA S.A.
(creation and sale of data base)              (France)
                                              --------------------------------------------------------------------------------------
E-UTILE S.p.A.                                Milan                EUR         482,000        51.00                SIEMENS
(ICT solutions and services for companies     (Italy)                                                                INFORMATICA
in the field of public utilities)
                                              --------------------------------------------------------------------------------------
INDIRECT S.P.R.L. (in liquidation)            Brussels             BEF       6,000,000        19.17                TDL INVESTMENTS
(sale of services)                            (Belgium)                                        7.83                TDL INFOMEDIA Ltd
                                              --------------------------------------------------------------------------------------
MEDITERRANEAN BROAD BAND ACCESS S.A.          Heraklion Crete      EUR      17,580,000        40.00                TELECOM ITALIA
(telecommunications services)                 (Greece)                                                               INTERNATIONAL
                                              --------------------------------------------------------------------------------------
NETEX S.r.l. (in liquidation)                 Milan                EUR          10,000        50.00                MATRIX
(activities relating to the contract          (Italy)
regarding the license of the software of
Netex Ltd )
                                              --------------------------------------------------------------------------------------
TDL BELGIUM S.A.                              Brussels             FB      750,087,200        49.60                TDL INVESTMENTS
(publishing and sale of directories)          (Belgium)
                                              --------------------------------------------------------------------------------------
UBA - NET S.A.                                Buenos Aires         ARS          12,000        50.00                TRAINET
(teledidactic services)                       (Argentina)                                                           (in liquidation)
                                              --------------------------------------------------------------------------------------
VOICEMAIL INTERNATIONAL Inc.                  California           USD          48,580        37.07                TELECOM ITALIA
(in liquidation) (voice message services)     (USA)
                                              --------------------------------------------------------------------------------------

CONSORTIUM SUBSIDIARIES

CONSORZIO ABECA (in liquidation)              Rome                 EUR      103,291.38        33.33                FINSIEL
(information systems for the Ministry of      (Italy)                                         33.33                INTERSIEL
Cultural Works and the Environment)
                                              --------------------------------------------------------------------------------------
CONSORZIO CONNET FORMAZIONE                   Bari                 EUR       51,645.69        60.00                TELECOM ITALIA
(professional training for the Ministry       (Italy)                                                                LEARNING
of Labor and Social Security)                                                                                        SERVICES
                                              --------------------------------------------------------------------------------------
CONSORZIO ENERGIA GRUPPO TELECOM ITALIA       Rome                 EUR          10,000        50.00                TELECOM ITALIA
(cooordination of power for fixed and         (Italy)                                         50.00                TELECOM ITALIA
mobile network of the associated companies)                                                                          MOBILE
                                              --------------------------------------------------------------------------------------
CONSORZIO GEODOC (in liquidation)             Rome                 EUR      103,291.38        90.00                FINSIEL
(realization of an information system for     (Italy)
the geological documentation of the
national territory)
                                              --------------------------------------------------------------------------------------
CONSORZIO IRIS BENI CULTURALI                 Rome                 EUR         171,600        90.91                FINSIEL
(filing and recovery of documents and         (Italy)                                          9.09                IT TELECOM
system assistance for the Ministry of
Cultural Works and the Environment)
                                              --------------------------------------------------------------------------------------
CONSORZIO ISIB (in liquidation)               Rome                 EUR       51,645.69        70.00                FINSIEL
(harmonization of the infrastructure system   (Italy)                                         30.00                INTERSIEL
of the Central Institute which manages the
unique catalogue of the Italian libraries)
                                              --------------------------------------------------------------------------------------
CONSORZIO NAUTILUS                            Rome                 EUR          30,000        31.00                TELECOM ITALIA
(professional training)                       (Italy)                                                                LEARNING
                                                                                                                     SERVICES
                                                                                              20.00                MEDITERRANEAN
                                                                                                                     NAUTILUS Ltd
                                              --------------------------------------------------------------------------------------
CONSORZIO SEGISIEL in liquidation)            Rende                EUR      103,291.38        85.00                INTERSIEL
(realization of operating systems in the      (Cosenza, Italy)                                15.00                FINSIEL
field of justice for the Telcal consortium)
                                              --------------------------------------------------------------------------------------
CONSORZIO SER (in liquidation)                Catanzaro            EUR      103,291.38        46.00                INTERSIEL
(realization of the information plan          (Italy)                                          5.00                INSIEL
Calabria for the Telcal consortium)
                                              --------------------------------------------------------------------------------------
CONSORZIO SESIT                               Rome                 EUR       51,645.69        70.00                FINSIEL
(realization of the integrated information    (Italy)
system for the Ministry of Transport
and Navigation)
                                              --------------------------------------------------------------------------------------
CONSORZIO SOFTIN (in liquidation)             Naples               EUR      877,976.73       100.00                FINSIEL


                                                                            167

Name                                          Head office              Share capital           %          %         Held by
(type of business)                                                                         ownership  of voting
                                                                                                       rights
------------------------------------------------------------------------------------------------------------------------------------
(research and development in the field of     (Italy)
industrial software and consulting)
                                              --------------------------------------------------------------------------------------
CONSORZIO TURISTEL                            Rome                EUR           77,460        33.33                IT TELECOM
(information systems for tourism)             (Italy)                                         33.33                FINSIEL
                                              --------------------------------------------------------------------------------------
CONSORTIUM AFFILIATES

CONSORZIO ACCAM                               Rome                EUR            6,120        33.33                EIS
(automation of the communication centers      (Italy)
of the agencies and operating units of
the Air Force)
                                              --------------------------------------------------------------------------------------
CONSORZIO C.O.M.P.A. (in liquidation)         Bologna             EUR       180,759.91        20.00                FINSIEL
(study and monitoring of the problems of      (Italy)
the Padano-Adriatico basin and
professional training)
                                              --------------------------------------------------------------------------------------
CONSORZIO CEW                                 Perugia             EUR           15,400        40.00                WEBRED
(electronic publishing)                       (Italy)
                                              --------------------------------------------------------------------------------------
CONSORZIO CSIA                                Rome                EUR       206,582.76        44.00                FINSIEL
(information systems for the State agency     (Italy)
for the agricultural market)
                                              --------------------------------------------------------------------------------------
CONSORZIO DREAM FACTORY                       Rome                EUR           20,000        20.00                TELECOM ITALIA
(promotion and development of new economy     (Italy)                                                                LAB S.p.A.
in the weak areas of the Nation)
                                              --------------------------------------------------------------------------------------
CONSORZIO ITALTEL TELESIS (in liquidation)    Milan               EUR          516,456       100.00                ITALTEL S.p.A.
(integrated telematic systems)                (Italy)
                                              --------------------------------------------------------------------------------------
CONSORZIO LABORATORIO DELLA CONOSCENZA        Naples              EUR           51,646        25.00                TELECOM ITALIA
(realization of a research project for        Italy)                                                                 LAB S.p.A.
innovative remote professional training                                                       25.00                TELECOM ITALIA
and platforms in Naples)                                                                                             LEARNING
                                                                                                                     SERVICES
                                              --------------------------------------------------------------------------------------
CONSORZIO LA CARTA DI VENEZIA                 Venice              EUR           10,500        50.00                VENIS
(in liquidation) (integrated services for     (Italy)
the metropolitan area of Venice)
                                              --------------------------------------------------------------------------------------
CONSORZIO OMNIA (in liquidation)              Perugia             EUR         2,582.28        50.00                WEBRED
(hardware maintenance)                        (Italy)
                                              --------------------------------------------------------------------------------------
CONSORZIO PAOLA (in liquidation)              Udine               EUR         8,143.88        50.00                INSIEL
(applied research for the development of      (Italy)
information systems for clinics and
medical structures)
                                              --------------------------------------------------------------------------------------
CONSORZIO REISSFORM                           Rome                EUR           51,000        50.00                TELECOM ITALIA
(services and consulting regarding            (Italy)                                                                LEARNING
professional training and management)                                                                                SERVICES
                                              --------------------------------------------------------------------------------------
CONSORZIO SCUOLA SUPERIORE ALTA               Naples              EUR          127,500        20.00                TELECOM ITALIA
FORMAZIONE UNIVERSITA' FEDERICO II            (Italy)                                                                MOBILE
(professional training)
                                              --------------------------------------------------------------------------------------
CONSORZIO SIMT                                Rome                EUR        51,645.69        45.00                FINSIEL
(information systems for the General          (Italy)
Management of the civil traffic and
transport control authority)
                                              --------------------------------------------------------------------------------------
CONSORZIO STOAMED                             Ercolano            EUR           10,000        30.00                TELECOM ITALIA
(projects and management of technologically   (Naples, Italy)                                                        LEARNING
advanced services regarding professional                                                                             SERVICES
training)
                                              --------------------------------------------------------------------------------------
CONSORZIO TELCAL                              Catanzaro           EUR          877,975        24.00                TELECOM ITALIA
(planning and development of the organic      (Italy)                                         24.00                INTERSIEL
project "Piano Telematico Calabria")
                                              --------------------------------------------------------------------------------------
CONSORZIO TELEMED (in liquidation)            Rome                EUR          103,291        33.33                TELECOM ITALIA
(telematic activities for social and          (Italy)
sanitary assistance)

(*) The percentage of ownership includes Ordinary Shares/Quotas held by members of the Board of Directors/Managers, as requested by local laws in order to take the post of Director/Manager, or held by Fiduciaries.

TELECOM ITALIA GROUP - ANNEX 8

OTHER MAJOR EQUITY HOLDINGS AS PER CONSOB RESOLUTION N. 11971 OF MAY 14, 1999

Name                                          Head office              Share capital           %          %         Held by
(type of business)                                                                         ownership  of voting
                                                                                                       rights
------------------------------------------------------------------------------------------------------------------------------------
                                              --------------------------------------------------------------------------------------
ANCITEL S.p.A.                                Rome                 EUR       1,087,232         8.55                TELECOM ITALIA
(telecommunications services)                 (Italy)                                          7.13                INSIEL
                                              --------------------------------------------------------------------------------------
CIFRA S.c.a.r.l.                              Cagliari             EUR          61,976        16.67                KRENESIEL
(information technology activities)           (Italy)
                                              --------------------------------------------------------------------------------------
COMUNICARE VIA SATELLITE S.r.l.               Republic of          EUR          72,000        15.00                INTELCOM S.MARINO
(in liquidation) (sale of services            San Marino
relating to TV business)
                                              --------------------------------------------------------------------------------------
ELETTROCLICK S.p.A. (in liquidation)          Milan                EUR         127,420        14.70                SEAT PAGINE
(software production)                         (Italy)                                                                GIALLE
                                              --------------------------------------------------------------------------------------
EUSKALTEL S.A.                                Zamudio Bizkaia      EUR     295,000,000        15.26                TELECOM ITALIA
(telecommunications services)                 (Spain)                                                                INTERNATIONAL
                                              --------------------------------------------------------------------------------------
HOLDING BANCA DELLA RETE S.p.A.               Milan                EUR      25,040,000        15.00                EDOTEL
(financing)                                   (Italy)
                                              --------------------------------------------------------------------------------------
IFM INFOMASTER S.p.A.                         Genoa                EUR         161,765        12.00                TELECOM ITALIA
(planning and realization of call             (Italy)                                                                LAB B.V.
center solutions)
                                              --------------------------------------------------------------------------------------
INSULA S.p.A.                                 Mestre               EUR       2,064,000        12.00                TELECOM ITALIA
(telecommunications services)                 (Venice, Italy)
                                              --------------------------------------------------------------------------------------
ITALBIZ.COM Inc.                              California           USD           4,720        19.50                SEAT PAGINE
(management of an Internet site)              (USA)                                                                  GIALLE
                                              --------------------------------------------------------------------------------------
LOCALPORT S.p.A.                              Ivrea                EUR         922,365        12.14                TELECOM ITALIA
(study, research, development and sale        (Turin, Italy)                                                         LAB S.p.A.
of information systems)
                                              --------------------------------------------------------------------------------------
PAS GROUP - Professional Application          Milan                EUR          91,800        16.67                EUSTEMA
Software S.r.l. (software production)         (Italy)
                                              --------------------------------------------------------------------------------------
POLCESCA S.r.l. (in liquidation)              Bologna              EUR          89,000        16.67                EIS
(managenent of information services)          (Italy)
                                              --------------------------------------------------------------------------------------
SOLPART PARTICIPACOES S.A.                    Rio de Janeiro       BRL   2,023,103,679        19.00                TELECOM ITALIA
(holding company for investment in Brasil     (Brazil)                                                               INTERNATIONAL
Telecom Participacoes S.A.)
                                              --------------------------------------------------------------------------------------
TELEPORTO ADRIATICO S.r.l.                    Venice               EUR       1,650,000         7.50                TELECOM ITALIA
(telecommunications services)                 (Italy)                                          4.69                INSIEL
                                              --------------------------------------------------------------------------------------
TRADIZIONI ITALIANE S.p.A.                    Ciro                 EUR       8,263,111        11.38                INTERSIEL
(agro-food company)                           (Crotone, Italy)
                                              --------------------------------------------------------------------------------------
TWICE SIM S.p.A.                              Milan                EUR      12,925,000        18.64                SEAT PAGINE
(investment services)                         (Italy)                                                                GIALLE
                                              --------------------------------------------------------------------------------------
VIRTUALAND PARK S.p.A. (in liquidation)       Castiglione del Lago EUR         103,280        12.50                WEBRED
(information services)                        (Perugia, Italy)
                                              --------------------------------------------------------------------------------------

ERNST & YOUNG         [] Reconta Ernst & Young S.p.A.    [] Tel.(+39)011 5161611
                         Corso Vittorio Emanuele II, 83     Fax (+39)011 5612554
                         10128 Torino                       www.ey.com

                               AUDITORS' REPORT
   pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
                 (Translation from the original Italian text)

To the Shareholders
of Telecom Italia S.p.A.

1. We have audited the consolidated financial statements of Telecom Italia S.p.A. as of and for the year ended December 31, 2002. These financial statements are the responsibility of the Telecom Italia S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB. In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

     The financial statements of certain subsidiaries and associated companies, which represent respectively 6% and 8% of consolidated total assets and consolidated total revenues, have been examined by other auditors, whose reports have been furnished to us. Our opinion, expressed herein, insorar as it relates to the data relating to those subsidiaries and associated companies included in the consolidated financial statements, is based on the reports of the other auditors.

     For the opinion on the consoldiated financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our auditors' report dated April 15, 2002.

3. In our opinion, the consolidated financial statements of Telecom Italia S.p.A. comply with the Italian regulations governing consolidated financial statements; accordingly, they clearly present and give a true and fair view of the consolidated financial position of Telecom Italia S.p.A. as of December 31, 2002, and the consolidated results of its operations for the year then ended.

[]   Reconta Ernst and Young, S.p.A.
     Sede Legale: 00196 Roma - Via G.D. Romagnosi, 187A
     Capitale Sociale Euro 1,111,000,00 i.v.
     Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma Codice fiscale e numero di Iscrizione 00434000584
     P.I. 00891231003
     (vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

ERNST & YOUNG         [] Reconta Ernst & Young S.p.A.

4. We draw your attention to the information presented in the explanatory notes, "Summary of significant accounting policies", regarding the accounting criteria utilized for the employee benefit obligations as required by Law no. 58/1992.

5. On March 11, 2003, the Board of Directors of Telecom Italia S.p.A., approved the proposal for a project aimed to shorten the corporate structure through the merger of Telecom Italia S.p.A. into Olivetti S.p.A. and subsequently, on April 15, 2003 it approved the related plan for the merger, prepared in accordance with art. 2501 - bis of the Italian Civil Code.

Turin, April 18, 2003

                                            Reconta Ernst & Young S.p.A.



                                            signed by:  Felice Persico (Partner)

                 FINANCIAL STATEMENTS AT DECEMBER 31, 2002 OF
                             TELECOM ITALIA S.p.A.


BALANCE SHEETS
=============================================================================================================
ASSETS                                                                     12/31/2002
-------------------------------------------------------------------------------------------------------------
(in euros)
RECEIVABLES FROM SHAREHOLDERS FOR CAPITAL CONTRIBUTIONS

INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS

INTANGIBLE ASSETS
Start-up and expansion costs                                                         -
Industrial patents and intellectual property rights                        525,523,663
Concessions, licenses, trademarks and similar rights                        10,791,308
Goodwill                                                                        16,000
Work in progress and advances to suppliers                                 637,069,639
Other intangibles                                                          114,048,229
                                                         ----------------------------------------------------
TOTAL INTANGIBLE ASSETS                                                                       1,287,448,839
                                                         ----------------------------------------------------

FIXED ASSETS
Land and buildings                                                       1,178,606,207
Plant and machinery                                                     10,692,289,963
Manufacturing and distribution equipment                                    11,937,567
Other fixed assets                                                          63,711,467
Construction in progress and advances to suppliers                         731,490,279
                                                         ----------------------------------------------------
TOTAL FIXED ASSETS                                                                           12,678,035,483
                                                         ----------------------------------------------------

LONG-TERM INVESTMENTS
Equity investments in
  subsidiaries                                                          14,399,645,612
  affiliated companies                                                     388,273,288
  other companies                                                           55,233,459
                                                         ----------------------------------------------------
Total equity investments                                                14,843,152,359
                                                         ----------------------------------------------------

Advances on future capital contributions                                   166,183,295
Accounts receivable                                           (*)
  subsidiaries                                                              60,000,000
  affiliated                                                               117,406,373
  other receivables                                        34,795,153      123,533,159
                                                         ----------------------------------------------------
 Total accounts receivable                                 34,795,153      300,939,532
                                                         ----------------------------------------------------

 Treasury stocks (par value euro 28,010 thousand
  at 12/31/2002                                                            287,212,760
                                                         ----------------------------------------------------
 TOTAL LONG-TERM INVESTMENTS                                                                 15,597,487,946
                                                         ----------------------------------------------------
TOTAL INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS                                    29,562,972,268
                                                         ----------------------------------------------------
CURRENT ASSETS

INVENTORIES
Contract work in process                                                    16,868,691
Finished goods and merchandise
  merchandise                                                               52,703,650
                                                         ----------------------------------------------------
TOTAL INVENTORIES                                                                                69,572,341
                                                         ----------------------------------------------------
                                                              (* *)
ACCOUNTS RECEIVABLE
Trade accounts receivable                                                3,753,467,984
Accounts receivable from subsidiaries                                    2,796,623,107
Accounts receivable from affiliated companies                               91,519,524
Accounts receivable from parent companies                                    1,243,144
Other receivables due from
  Government and other public entities for grants
  and subsidies                                                              1,265,371
  deferred tax assets                                     850,727,767    1,589,039,225
  other receivables                                                      1,399,099,236
                                                         ----------------------------------------------------
 Total other receivables                                  850,727,767    2,989,403,832
                                                         ----------------------------------------------------
 TOTAL ACCOUNTS RECEIVABLE                                                                    9,632,257,591
                                                         ----------------------------------------------------

SHORT-TERM FINANCIAL ASSETS
Equity investments in subsidiaries                                         165,282,784
Other equity investments                                                             -
Other securities                                                                     -
                                                         ----------------------------------------------------
TOTAL SHORT-TERM FINANCIAL ASSETS                                                               165,282,784
                                                         ----------------------------------------------------

LIQUID ASSETS
Bank and postal accounts                                                   235,044,882
Checks                                                                          15,028
Cash and valuables on hand                                                     478,432
                                                         ----------------------------------------------------
TOTAL LIQUID ASSETS                                                                             235,538,342
                                                         ----------------------------------------------------
TOTAL CURRENT ASSETS                                                                         10,102,651,058
                                                         ----------------------------------------------------
ACCRUED INCOME AND PREPARED EXPENSES

Issue discounts and similar charges                                         40,952,035
Accrued income and other prepaid expenses                                  438,973,972
                                                         ----------------------------------------------------
TOTAL ACCRUED INCOME AND PREPARED EXPENSES                                                      479,926,007
                                                         ----------------------------------------------------
   TOTAL ASSETS                                                                              40,145,549,333
=============================================================================================================
(*)  Amounts due within one year
(**) Amounts due beyond one year

                                                                            171

=============================================================================================================
ASSETS                                                                     12/31/2001
-------------------------------------------------------------------------------------------------------------
(in euros)
RECEIVABLES FROM SHAREHOLDERS FOR CAPITAL CONTRIBUTIONS

INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS

INTANGIBLE ASSETS
Start-up and expansion costs                                                         -
Industrial patents and intellectual property rights                        665,720,762
Concessions, licenses, trademarks and similar rights                            85,560
Goodwill                                                                             -
Work in progress and advances to suppliers                                 479,961,536
Other intangibles                                                          172,154,470
                                                         ----------------------------------------------------
TOTAL INTANGIBLE ASSETS                                                                       1,317,922,328
                                                         ----------------------------------------------------

FIXED ASSETS
Land and buildings                                                       1,497,470,780
Plant and machinery                                                     11,800,587,380
Manufacturing and distribution equipment                                    27,952,989
Other fixed assets                                                         102,835,291
Construction in progress and advances to suppliers                         680,743,184
                                                         ----------------------------------------------------
TOTAL FIXED ASSETS                                                                           14,109,589,624
                                                         ----------------------------------------------------

LONG-TERM INVESTMENTS
Equity investments in
  subsidiaries                                                          17,659,160,313
  affiliated companies                                                     386,923,301
  other companies                                                           24,326,711
                                                         ----------------------------------------------------
Total equity investments                                                18,070,410,325
                                                         ----------------------------------------------------

Advances on future capital contributions                                    78,895,821
Accounts receivable                                            (*)
subsidiaries                                                                60,000,000
affiliated                                                                           -
other receivables                                          60,523,522      160,738,026
                                                         ----------------------------------------------------
 Total accounts receivable                                 60,523,522      220,738,026
                                                         ----------------------------------------------------

 Treasury stocks (par value euro 28,010 thousand
  at 12/31/200                                                                       -
                                                         ----------------------------------------------------
 TOTAL LONG-TERM INVESTMENTS                                                                 18,370,044,172
                                                         ----------------------------------------------------
TOTAL INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS                                    33,797,556,124
                                                         ----------------------------------------------------

CURRENT ASSETS

INVENTORIES
Contract work in process                                                    16,593,288
Finished goods and merchandise
  merchandise                                                               60,300,588
                                                         ----------------------------------------------------
TOTAL INVENTORIES                                                                                76,893,876
                                                         ----------------------------------------------------
                                                               (* *)
ACCOUNTS RECEIVABLE
Trade accounts receivable                                                4,241,654,077
Accounts receivable from subsidiaries                                    2,196,920,276
Accounts receivable from affiliated companies                              311,569,853
Accounts receivable from parent companies                                    1,090,158
Other receivables due from
  Government and other public entities for grants
  and subsidies                                                              1,265,371
  deferred tax assets                                      94,489,404      509,093,704
  other receivables                                                      1,958,800,056
                                                         ----------------------------------------------------
 Total other receivables                                   94,489,404    2,469,159,131
                                                         ----------------------------------------------------
 TOTAL ACCOUNTS RECEIVABLE                                                                    9,220,393,495
                                                         ----------------------------------------------------

SHORT-TERM FINANCIAL ASSETS
Equity investments in subsidiaries                                         240,456,832
Other equity investments                                                             -
Other securities                                                                     -
                                                         ----------------------------------------------------
TOTAL SHORT-TERM FINANCIAL ASSETS                                                               240,456,832
                                                         ----------------------------------------------------

LIQUID ASSETS
Bank and postal accounts                                                    80,219,566
Checks                                                                           9,021
Cash and valuables on hand                                                     384,569
                                                         ----------------------------------------------------
TOTAL LIQUID ASSETS                                                                              80,613,156
                                                         ----------------------------------------------------
TOTAL CURRENT ASSETS                                                                          9,618,357,359
                                                         ----------------------------------------------------
ACCRUED INCOME AND PREPARED EXPENSES

Issue discounts and similar charges                                         25,097,171
Accrued income and other prepaid expenses                                  669,942,075
                                                         ----------------------------------------------------
TOTAL ACCRUED INCOME AND PREPARED EXPENSES                                                      695,039,246
                                                         ----------------------------------------------------
   TOTAL ASSETS                                                                              44,110,952,729
=============================================================================================================
(*) Amounts due within one year
(* *) Amounts due beyond one year


===========================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY                                        12/31/2002
-----------------------------------------------------------------------------------------------------------
(in euros)


SHAREHOLDERS' EQUITY
SHARE CAPITAL                                                                                 4,023,816,861
ADDITIONAL PAID-IN-CAPITAL                                                                    3,038,373,925
RESERVES FOR INFLATION ADJUSTMENTS UNDER
  Law No. 72 of 3.19.1983                                                2,294,719,878
  Law No. 413 of 12.30.1991                                                468,944,257
                                                       ----------------------------------------------------
TOTAL RESERVES FOR INFLATION ADJUSTMENTS UNDER                                                2,763,664,135
LEGAL RESERVE                                                                                   820,000,000
RESERVE FOR TREASURY STOCK                                                                      287,212,760
OTHER RESERVES
  Reserve for accelerated depreciation                                               -
  Reserve under Law No. 342 of 11.21.2000 - art.14                         716,378,105
  Reserve under Legislative Decree No. 124/93 - art. 13                        169,300
  Reserve under Law No. 488/1992                                           118,677,664
  Special reserve                                                                    -
  Reserve for capital grants                                               485,702,698
Miscellaneous reserves                                                               -
Miscellaneous income reserves                                              345,503,775
                                                       ----------------------------------------------------
TOTAL OTHER RESERVES                                                                          1,666,431,542
                                                       ----------------------------------------------------
RETAINED EARNINGS                                                                                 1,146,812
                                                       ----------------------------------------------------
NET INCOME (LOSS)                                                                            (1,645,375,512)
                                                       ----------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                   10,955,270,523
                                                       ----------------------------------------------------
RESERVES FOR RISK AND CHARGES

Reserves for taxes                                                         134,682,384
Other reserves                                                           3,010,304,006
                                                       ----------------------------------------------------
TOTAL RESERVES FOR RISK AND CHARGES                                                           3,144,986,390
                                                       ----------------------------------------------------

RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES                                                    968,553,216
                                                       ----------------------------------------------------
LIABILITIES                                                (* *)

Debentures                                             10,941,662,050   10,941,662,050
Due to banks                                              657,448,391    3,447,500,472
Due to other lenders                                      235,273,938      502,544,735
Advances                                                                     9,967,386
Trade accounts payable                                                   1,855,721,117
Notes payable                                                               20,000,000
Accounts payable to subsidiaries                                         3,181,937,098
Accounts payable to affiliated companies                                   156,023,258
Accounts payable to parent companies                                       213,968,607
Taxes payables                                             18,063,563      221,260,462
Contributions to pension and social
  security institutions                                   529,899,160      691,021,070
Other liabilities                                           1,019,681    2,731,143,190
                                                       ----------------------------------------------------
TOTAL LIABILITIES                                      12,383,366,783   23,972,749,445
-----------------------------------------------------------------------------------------------------------
ACCRUED INCOME AND DEFERRED EXPENSES                                                          1,103,989,759
                                                       ----------------------------------------------------
===========================================================================================================
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                   40,145,549,333
                                              -------------------------------------------------------------
(* *)  Amounts due beyond one year

===========================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY                                       12/31/2001
-----------------------------------------------------------------------------------------------------------
(in euros)

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                                                                 4,023,060,528
ADDITIONAL PAID-IN-CAPITAL                                                                    1,812,283,565
RESERVES FOR INFLATION ADJUSTMENTS UNDER
  Law No. 72 of 3.19.1983                                                2,294,719,878
  Law No. 413 of 12.30.1991                                                468,944,257
                                                       ----------------------------------------------------
TOTAL RESERVES FOR INFLATION ADJUSTMENTS UNDER                                                2,763,664,135
LEGAL RESERVE                                                                                   652,025,781
RESERVE FOR TREASURY STOCK                                                                                -
OTHER RESERVES
  Reserve for accelerated depreciation                                               -
  Reserve under Law No. 342 of 11.21.2000 - art.14                         716,378,105
  Reserve under Legislative Decree No. 124/93 - art. 13                        169,300
  Reserve under Law No. 488/1992                                           118,677,664
  Special reserve                                                        1,369,062,099
  Reserve for capital grants                                               471,946,843
Miscellaneous reserves                                                   2,324,722,183
Miscellaneous income reserves                                            1,467,854,031
                                                       ----------------------------------------------------
TOTAL OTHER RESERVES                                                                          6,468,810,225
                                                       ----------------------------------------------------
RETAINED EARNINGS                                                                                         -
                                                       ----------------------------------------------------
NET INCOME (LOSS)                                                                               150,809,707
                                                       ----------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                   15,870,653,941
                                                       ----------------------------------------------------
RESERVES FOR RISK AND CHARGES

Reserves for taxes                                                         116,647,942
Other reserves                                                           1,496,089,636
                                                       ----------------------------------------------------
TOTAL RESERVES FOR RISK AND CHARGES                                                           1,612,737,578
                                                       ----------------------------------------------------


RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES                                                  1,025,348,862
                                                       ----------------------------------------------------
LIABILITIES                                              (* *)

Debentures                                              8,250,000,000    8,250,000,000
Due to banks                                            1,771,000,440    7,308,419,764
Due to other lenders                                      317,658,225      657,777,214
Advances                                                                     2,447,145
Trade accounts payable                                                   2,240,654,716
Notes payable                                                                        -
Accounts payable to subsidiaries                                         2,350,729,615
Accounts payable to affiliated companies                                   244,744,430
Accounts payable to parent companies                                            11,000
Taxes payables                                             43,974,617      460,551,409
Contributions to pension and social
  security institutions                                   593,360,920      767,411,695
Other liabilities                                           1,960,192    2,615,256,311
                                                       ----------------------------------------------------
TOTAL LIABILITIES                                      10,977,954,394                        24,898,003,299
-----------------------------------------------------------------------------------------------------------
ACCRUED INCOME AND DEFERRED EXPENSES                                                            704,209,049
                                                       ----------------------------------------------------
===========================================================================================================
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                   44,110,952,729
                                                       ----------------------------------------------------
(* *)  Amounts due beyond one year


======================================================================================================================
MEMORANDUM ACCOUNTS                            12/31/2002                                     12/31/2001
----------------------------------------------------------------------------------------------------------------------
(in euros)

GUARANTEES PROVIDED

Sureties
  on behalf of subsidiaries         10,504,477,542                                 11,191,302,621
  on behalf of affiliated companies    157,028,262                                    185,450,107
  on behalf others                     143,255,055                                    164,576,258
                                    ----------------------------------------------------------------------------------
TOTAL GUARANTEES PROVIDED                               10,804,760,859                                  11,541,328,986
                                    ----------------------------------------------------------------------------------

                                    ----------------------------------------------------------------------------------
COLLATERAL PROVIDED                                                  -                                               -
                                    ----------------------------------------------------------------------------------

                                    ----------------------------------------------------------------------------------
PURCHASES AND SALES COMMITMENTS                          2,802,362,068                                   3,388,579,706
                                    ----------------------------------------------------------------------------------

                                    ----------------------------------------------------------------------------------
OTHER MEMORANDUM ACCOUNTS                                    6,253,354                                       7,060,549
                                    ----------------------------------------------------------------------------------





======================================================================================================================
TOTAL MEMORANDUM ACCOUNTS                               13,613,376,281                                  14,936,969,241
                                    ----------------------------------------------------------------------------------

=======================================================================================================
STATEMENTS OF INCOME                                               2002                         2001
-------------------------------------------------------------------------------------------------------
(in euros)
PRODUCTION VALUE
Sales and service revenues                                    17,055,185,163             17,309,065,135
Changes in inventory of contract work in process                     275,402                (19,317,463)
Increases in capitalized internal construction costs              10,582,584                  5,615,206
Other revenue and income
  operating grants                                                         -                    278,080
  other                                                          226,669,754                241,624,830
                                                        -----------------------------------------------
 Total other revenue and income                                  226,669,754                241,902,910
                                                        -----------------------------------------------
TOTAL PRODUCTION VALUE                                        17,292,712,903             17,537,265,788
                                                        -----------------------------------------------

PRODUCTION COSTS
Raw materials, supplies and merchandise                          244,546,331                301,446,894
Services                                                       5,906,771,486              5,945,961,040
Use of property not owned                                        599,807,343                619,499,094
Personnel
  wages and salaries                                           1,823,410,523              1,858,020,773
  social security contributions                                  577,147,337                590,283,266
  termination indemnities                                        138,990,806                142,974,705
  other costs                                                     43,407,726                 52,961,421
                                                        -----------------------------------------------
 Total personnel cost                                          2,582,956,392              2,644,240,165
                                                        -----------------------------------------------
Amortization, depreciation and writedowns
  amortization of intangible assets                              566,495,015                617,565,388
  amortization of fixed assets                                 2,453,875,371              2,703,674,290
  other writedowns of intangibles and fixed assets                39,306,896                          -
  writedowns of receivables included in current assets and
  liquid assets                                                  317,041,940                158,542,120
                                                        -----------------------------------------------
 Total Amortization, depreciation and writedowns               3,376,719,222              3,479,781,798
                                                        -----------------------------------------------
Changes in inventory of raw materials, supplies and
merchandise                                                        7,596,937                (19,058,872)
Provisions for risks                                              44,118,787                 76,784,534
Other provisions                                                           -                 23,429,622
Miscellaneous operating costs
  losses on disposals of assets                                   31,386,328                 24,747,506
  license fee                                                    224,769,247                289,581,611
  other miscellaneous costs                                      228,750,172                167,567,664
                                                        -----------------------------------------------
 Total miscellaneous operating costs                             484,905,747                481,896,781
                                                        -----------------------------------------------
TOTAL PRODUCTION COSTS                                       (13,247,422,245)           (13,553,981,056)
                                                        -----------------------------------------------
OPERATING INCOME                                               4,045,290,658              3,983,284,732
                                                        -----------------------------------------------
FINANCIAL INCOME AND EXPENSE
 Income from equity investments
  dividends from subsidiaries                                  1,396,474,300              1,259,193,465
  dividends from affiliated companies                             16,771,548                 41,055,604
  dividends from other companies                                     462,993                  4,384,727
  other income from equity investments                           704,048,145                717,456,025
                                                        -----------------------------------------------
 Total income from equity investments                          2,117,756,986              2,022,089,821
                                                        -----------------------------------------------
 Other financial income from
  accounts receivable included in long-term investments
    subsidiaries                                                   3,420,000                  2,466,241
    affiliated companies                                           1,265,043                          -
    other                                                         12,458,360                 11,917,535
                                                        -----------------------------------------------
  Total accounts receivable included in long-term
  investments                                                     17,143,403                 14,383,776
                                                        -----------------------------------------------
  securities, other than equity investments, included
  in long-term investments                                                90                          -
  securities, other than equity investments, included
  in current assets                                                  638,065                          -
  other income
    interest and fees from subsidiaries                           35,859,244                 57,163,147
    interest and fees from affiliated companies                    2,550,633                  8,336,127
    interest and fees from others and miscellaneous income       148,922,941                108,168,456
                                                        -----------------------------------------------
  Total other income                                             187,332,818                173,667,730
                                                        -----------------------------------------------
 Total other financial income from                               205,114,376                188,051,506
                                                        -----------------------------------------------
 Interest and other financial expense
  interest and fees paid to subsidiaries                         217,345,362                257,799,579
  interest and fees paid to affiliated companies                     914,833                  1,454,675
  interest and fees paid to others and miscellaneous
  expense                                                      1,073,366,852              1,553,551,229
                                                        -----------------------------------------------
 Total interest and other financial expense                   (1,291,627,047)            (1,812,805,483)
                                                        -----------------------------------------------
TOTAL FINANCIAL INCOME AND EXPENSE                             1,031,244,315                397,335,844
                                                        -----------------------------------------------

VALUE ADJUSTMENTS TO FINANCIAL ASSETS
 Upward adjustments of
  equity investments                                                       -                     13,792
                                                        -----------------------------------------------
 Total upward adjustments                                                  -                     13,792
                                                        -----------------------------------------------
 Writedowns of
  equity investments                                             654,332,869                774,881,369
                                                        -----------------------------------------------
 Total writedowns                                               (654,332,869)              (774,881,369)
                                                        -----------------------------------------------
TOTAL VALUE ADJUSTMENTS TO FINANCIAL ASSETS                     (654,332,869)              (774,867,577)
                                                        -----------------------------------------------

EXTRAORDINARY INCOME AND EXPENSE
 Income
  gains on disposals                                             451,941,771                264,388,273
  miscellaneous                                                  431,487,024                230,823,224
                                                        -----------------------------------------------
 Total income                                                    883,428,795                495,211,497
                                                        -----------------------------------------------
 Expense
  losses on disposals                                                 19,161                  1,134,306
  prior years' taxes                                               1,324,604                  1,225,839
  provisions and writedowns of equity investments              5,765,466,512              2,526,767,530
  miscellaneous                                                1,209,796,215                859,005,899
                                                        -----------------------------------------------
 Total expense                                                (6,976,606,492)            (3,388,133,574)
                                                        -----------------------------------------------
TOTAL EXTRAORDINARY ITEMS                                     (6,093,177,697)            (2,892,922,077)
                                                        -----------------------------------------------
                                                        -----------------------------------------------
INCOME (LOSS) BEFORE TAXES                                    (1,670,975,593)               712,830,922
                                                        -----------------------------------------------

 Income taxes
  current taxes                                                  926,203,111                 73,554,063
  deferred taxes                                                (951,803,192)               488,467,152
                                                        -----------------------------------------------
 Total income taxes                                               25,600,081               (562,021,215)
-------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                             (1,645,375,512)               150,809,707
=======================================================================================================

NOTES TO FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with the provisions of the Italian Civil Code. The accounting policies adopted in the preparation of the financial statements have been applied on a basis consistent with the prior year and are described below.

No special situations arose during the year that would require the use of the waivers allowed under Article 2423, paragraph 4, of the Italian Civil Code.

Reclassifications made to certain captions of the financial statements have also been made to the consolidated financial statements at December 31, 2001 for purposes of comparison.

As required by Legislative Decree No. 127/1991, consolidated financial statements have also been prepared and are presented together with the financial statements of Telecom Italia.

The statement of cash flows, although presented in the Report on Operations, constitutes an integral part of these Notes to financial statements pursuant to
Article 2423, paragraph 3 of the Italian Civil Code.

Unless otherwise specified, all figures are stated in thousands of euro.

It should be pointed out that as a result of the sale and contribution transactions carried out during 2002, the balance sheet does not include the assets and liabilities that were transferred, whereas the statement of income takes into account the results of the companies sold/contributed up to the date the transactions went into effect.

Summary of significant accounting policies

Intangible assets

Intangible assets are recorded at acquisition or production cost and are amortized systematically over their estimated period of benefit. Intangible assets are written down when there is a permanent impairment to below their net book value, in accordance with article 2426, paragraph 1, item 3 of the Italian Civil Code.

Intangible assets refer to the following:

"Industrial patents and intellectual property rights" are amortized over their estimated period of benefit on a five-year basis (industrial patents) or on a three-year basis (software), starting from the year of their initial use.

"Concessions, licenses, trademarks and similar rights" refer mainly to satellite utilization rights and are amortized over the contract period. Amortization also includes the amortization charge, calculated over the contract period, on the rights of way (DDP) and indefeasible rights of use
(IRU), conferred to Telecom Italia Sparkle on December 31, 2002 upon the contribution of the "International Wholesale Services" business segment.

"Goodwill relates to the acquisition of the "administrative services" business segment from Holding Media e Comunicazioni and is amortized over five years;

"Others" refer almost entirely to leasehold improvements. Amortization is calculated on the basis of the remaining period of the lease contracts.

"Research, development and advertising costs" are charged to income in the year incurred.

Fixed assets

Fixed assets are recorded at acquisition or production cost and depreciated on the straight-line method at rates determined on the basis of their estimated remaining useful life. They include monetary revaluations made on the basis of the special laws regarding assets existing on or before December 31, 1981, entries required under Law No. 823 of December 19, 1973, regarding the settlement of tax liabilities, as well as mandatory inflation adjustments of buildings as required by Law No. 413 of December 30, 1991.

Fixed assets are written down when there is a permanent impairment to below their net book value, in accordance with article 2426, paragraph 1, item 3 of the Italian Civil Code.

Construction in progress is stated at the amount of direct costs incurred (materials used for or intended for installations, third-party services, miscellaneous expenses, as well as company labor). The value of fixed assets does not include maintenance costs incurred for their upkeep to guarantee their expected useful life, their original capacity and productivity, and costs borne to repair malfunctions and failures; such expenses are charged to the statement of income in the year incurred.

Depreciation is calculated on the basis of the estimated useful lives of the installations.

Total accumulated depreciation for fixed assets was upwardly adjusted where called for by the previously mentioned special laws.

The elimination, disposal or sale of fixed assets is recorded in the financial statements by eliminating the cost and accumulated depreciation from the balance sheet and booking the related gain or loss in the statement of income.

Equity investments

Equity investments in subsidiaries, affiliated companies and other companies considered long-term in nature are recorded in long-term investments or, if acquired for subsequent sale, recorded in short-term financial assets.

Long-term equity investments in "subsidiaries, affiliated companies and other companies" are valued at acquisition or subscription cost - determined according to the continuous LIFO method - increased by the statutory inflation adjustments, as well as the voluntary one made to several investments during the preparation of the financial statements at December 31, 1981.

The carrying value of investments recorded in long-term investments is adjusted for any reasonable expectations of a decline in profitability or recoverability in future years.

In the case of a permanent impairment, the value of such equity investments is written down and the impairment in value in excess of the corresponding carrying value is recorded among "reserves for risks and charges".

Writedowns of investments, whether included in long-term investments or current assets, will be reversed in subsequent years if the underlying assumptions are no longer correct.

Contracts for the loan of securities are represented in the financial statements as two functionally related transactions: a loan and a repurchase transaction on the securities with the obligation of the borrower to resell them at maturity. Accordingly, "Other receivables" and "Other liabilities" include, respectively, a receivable and a payable of the same amount at the fixed amount of the contract (market price of stock at the date of delivery of the securities).

Equity investments included under current assets, consisting mainly of shares of subsidiaries listed companies purchased for trading purposes, are stated at the lower of cost - determined according to the continuous LIFO method - and realizable value, based on the year-end prices on the Italian Online Stock Market.

The costs of investments in foreign companies have been translated at historical exchange rates prevailing at the time of acquisition or subscription.

Inventories

Inventories - consisting of goods intended for sale, as well as stock on hand of technical materials and replacement parts to be used in the business during the year and for maintenance - are valued at the lower of cost, calculated using the weighted-average method, and realizable value.

The carrying value of goods in stock is reduced, through appropriate writedowns, for obsolete materials.

Inventories include the amount of work on behalf of third parties in progress at the end of the year, valued according to the "costs" already incurred.

Accounts receivable and liabilities

Accounts receivable are stated at estimated realizable value and classified under long-term investments or current assets. Estimated realizable value is based upon an analysis of receivables at year-end. They include - as far as telecommunications services are concerned - the amount of services already rendered to customers and other carriers, already billed or still to be billed, as well as invoices for the sale of telephone and on-line products.

Liabilities are shown at their nominal value.

Transactions in foreign currency

Monetary assets and liabilities are accounted for at the exchange rate as of the transaction date and updated to the exchange rates prevailing at year-end, taking into account hedging contracts. Unrealized positive and negative differences arising from recording foreign currency assets and liabilities at the exchange rates at the transaction date and at year-end date are recorded in the statement of income, respectively, in "financial income" and "financial expense".

Receivables transactions

Securitization

The program for the securitization of trade accounts receivable generated by the services rendered to the clientele of Telecom Italia Domestic Wireline
(TIDW) begun during 2001 has continued into 2002. Reference should be made to the 2001 annual report for a description of the program.

In 2002, the total amount of trade accounts receivables sold under securitization transactions amounted to euro 9 billion and only took into account the receivables due by Telecom Italia from residential customers. At December 31, 2002, trade receivables sold totaled euro 849 million (of which euro 757 million were not yet due).

As far as the accounting treatment of securitization transactions is concerned, the total amount of receivables sold is reversed from the balance sheet with a contra-entry for the consideration received on the sale: the amount paid is represented by the non-repeatable amount received immediately (without recourse) whereas the deferred portion is recorded in Other receivables (financial) in current assets. This balance sheet caption is presented net of the relative allowance for doubtful accounts calculated on the basis of estimated realizable value; the change in the allowance account is recorded in financial expense in the statement of income. The difference between the accounting value of the receivables sold and the consideration on the sale, for the commercial portion, is charged to Miscellaneous operating costs, and for the financial portion, to interest and other financial expense in the statement of income. The costs and expenses relating to the start-up and completion and implementation of the securitization program (arrangement, underwriting, legal, rating, audit and other expenses) were charged directly to the 2001 statement of income in Costs for Services. The securitization transaction led to an improvement in net financial debt at December 31, 2002 of euro 826 million.

At December 31, 2002, Telecom Italia showed financial payables of euro 165 million due to TI Securitisation Vehicle for the investment of excess temporary liquid resources by the latter in Telecom Italia.

Lastly, under the securitization program, in January 2003, TI Securitisation Vehicle S.p.A. (TISV) reimbursed the first tranche of securities denominated Series 2001-1, Class A1, issued in June 2001 for an amount of euro 100 million. At the same time, TISV issued a new tranche of securities for the same amount denominated Series 2003-1, Class A1, at a variable interest rate with a 27 basis point margin on the 3-month Euribor maturing July 25, 2004. The placement price was above face value with a yield of 24 basis points over the 3-month Euribor. Therefore, the total securities currently outstanding under the securitization program continue to be equal to euro 700 million. As was the case for the securities issued in 2001, this new tranche was awarded the highest ratings by Fitch, Moody's and Standard & Poors of AAA/Aaa/AAA.

Factoring

In 2002, Telecom Italia entered into certain transactions with leading factoring companies for the sale of trade accounts receivables without recourse for a total of euro 414 million. These factoring transactions led to a reduction in net financial debt at December 31, 2002 of euro 182 million.

Accruals and deferrals

These items are recorded on the accrual basis. "Issue discounts and similar charges" consist of costs in connection with long-term loans, which are charged to the statement of income over the duration of the loan in proportion to the accrued interest.

Reserves for risks and charges

"For taxes": this reserve includes prudent provisions for estimated tax charges (including any surtaxes and late payment interest) on positions not yet agreed or in dispute.

"For deferred taxes": this reserve includes deferred taxes calculated as described in the note on income taxes.

"Other reserves" relate primarily to provisions to cover risks and charges for losses or liabilities of certain or likely existence whose amount or date of occurrence could, however, not be determined at the end of the year. The provisions reflect the best possible estimate, based on the commitments made and on the available data.

Reserve for employee termination indemnities

The amount of this reserve is determined in accordance with current laws (in particular Law No. 297 of May 29, 1982, which provides for fixed and variable cost-of-living adjustments) and collective bargaining agreements. The reserve is adjusted to the liability matured at the end of the year for personnel in force at that date and is net of advances paid.

Employee benefit obligations under Law No. 58/1992

With regard to Telecom Italia's obligation required by Law No. 58/1992 to guarantee a uniform insurance status under the Telephone Workers' Social Security Fund - FPT (part of the general "Employees Pension Fund" beginning January 1, 2000) to all employees in service in the Group's telephone companies (Stet, Sip, Italcable and Telespazio) as of February 20, 1992, as well as those who moved from the Public Administration to Iritel, Article 66, paragraph 1 of Law 331/1993 and converted into Law No. 427/1993 specifies that the sums due to the Fund should be recorded in the financial statements and are tax deductible in the years in which the fifteen equal annual deferred installments are paid to discharge this obligation.

At the present time, the amount of the liability, which will be determined by the National Social Security Institute (Istituto Nazionale della Previdenza Sociale - INPS), can be estimated only roughly, due to problems relating to the interpretation and application of the social security legislation and to the lack of certain data which only the social security institutions currently possess (at December 31, 2002, INPS had notified the Company of around 97% of the positions, the uniform insurance status of which gives rise to expenses for Telecom Italia).

Nevertheless, these financial statements include euro 590 million of residual payables to INPS, (net of the amount attributed to Group companies for the employees transferred to those companies), relating to the estimate made for the employees of the former State Company for Telephone Services (ASST) by the special Ministerial Commission established under Law No. 58/1992 upon the transfer of the assets of the Post and Telecommunications Administration to Iritel, and recorded by the latter company in its financial statements at December 31, 1993. As a result, these charges will have no impact on the results of future years, since they were already included in the aforementioned calculation.

A dispute concerning the application and interpretation of this law arose with INPS regarding, firstly, the effective date for the computation of the accrued interest due under Law No. 58/1992, in view of the fact that the liability is paid in installments. Telecom Italia maintains that interest should accrue from the time INPS notifies it of the actual amount of the liability, while INPS claims that the computation should be made as from February 20, 1992 or from the date of the transfer to Iritel, thus giving rise to pre-amortization interest. The second issue is the exclusion from the estimates under Law No. 58/1992 of all employees (except for employees of the former Iritel) who had filed an application to join pursuant to Law No. 29/1979 before February 20, 1992, unless that application had not been processed by INPS. The position of the Company is that the criteria set forth in Law No. 29/1979 - and, therefore, payment of the respective obligations - apply to these employees.

At the present time, the parties have agreed that the differences in interpretation shall be settled through test appeals, with recourse to the Court of Appeals being waived for a final determination of the correct interpretation of the law in question.

While the proceedings are pending, Telecom Italia has agreed to pay, with reservation, the amounts requested by INPS based on the criteria determined by the latter, subject to subsequent equalization adjustments, if the Courts ultimately accept the Company's interpretation.

As stated later in the report, the dispute concerning pre-amortization interest was settled in the first half of the year.

Having said that, a reasonable estimate of the principal amount of the liability attributable to Telecom Italia (excluding, as mentioned earlier, the part relating to the former Iritel employees) could vary between euro 964 million and euro 1,289 million (euro 409 million of which has already been paid), depending on conflicting interpretations and taking into account all personnel involved.

In either case, the impact of the charge should definitely be compatible with the income of future years, since, as allowed under Article 5, paragraph 3 of Law No. 58/1992, the payments requested by INPS will be made in fifteen equal annual deferred installments (including annual interest of 5%), starting when INPS formally submits its requests.

The remaining liability for obligations under Law No. 58/1992, to be paid in fifteen annual installments on the basis of the formal requests made by INPS up to December 31, 2002 and the interpretation of said requests, amounts to euro 1,227 million, divided as follows:

o euro 859 million for the principal amount (except for the portion attributable to former Iritel employees);

o    euro 368 million in accrued interest.

Pre-amortization interest (including that relating to the employees of the former Iritel), subsequent to the agreement between INPS and Telecom Italia, was paid by the latter - with reservation - in fifteen equal annual deferred installments, including interest at an annual rate of 5%, up to the end of 1999, for a total amount of euro 110 million, net of equalization interest and certain refunds made by INPS. As previously mentioned, Telecom Italia won the case under the ruling issued by the Court of Cassation No. 3398/2002, in keeping with the previous ruling No. 4242/2000 (as a result of which, from June 2000, the payment of the aforementioned interest and accrued interest was suspended). Consequently,

Telecom Italia has a credit of euro 131 million (inclusive of an additional amount at the conventional annual rate of 5%) that was completely offset against the payment of the regular expense installments. During 2002, Telecom Italia paid INPS the above-mentioned expenses also on behalf of other Group companies - mainly TIM and TI Lab - for those employees transferred and covered by the obligation of a uniform insurance status under Law No. 58/1992, recovering the amounts paid from these same companies. The recovery is recorded in the statement of income under "extraordinary income" and amounts to euro 2 million.

Grants

Operating grants (directly credited to the statement of income) and capital grants or grants for installations are recorded in the accounting period in which the paperwork documenting the grants is received, or in the period in which the respective costs are incurred, provided that the certainty of payment is confirmed by established procedures.

The treatment of capital grants and grants for installations in the balance sheet is as follows:

a) grants received through December 31, 1992, are included under "reserves for risks and charges". The portions equivalent to the depreciation taken on assets financed with the grants in question (the so-called "available" portion) are transferred to a special equity reserve in order to obtain the benefits allowed under the tax law;

b) for grants received from January 1, 1993 to December 31, 1997, 50% of the amount received is recorded in a special reserve of shareholders' equity in order to take advantage of the benefits available under the tax laws, and the remaining 50% is recorded under "deferred income". These amounts are gradually credited to income in accordance with the pertinent laws;

c) for grants received from January 1, 1998, the amount is recorded under "deferred income" and progressively credited to the statement of income in relation to the depreciation taken on the assets to which the grants refer.

Revenues and expenses

Revenues and expenses are recorded on an accrual basis. Revenues relating to telecommunications services are shown gross of the amounts due to other carriers which are recorded, for the same amount, in production cost.

Fees for new access lines and line transfers are recorded as income when the service is provided.

Dividends from subsidiaries are recorded on the maturity principle, that is, in the year when the income from which they are paid is earned by the subsidiaries, providing there is a substantial certainty that they will be paid, and, in any event, when the shareholders' resolution declaring the dividend is passed or when the appropriation of net income is set forth in the preliminary financial statements prepared by the management of the subsidiaries prior to the Board Meeting of the parent company that resolves upon the financial statements.

Dividends from affiliated companies and other companies, on the other hand, are recognized in the statement of income according to the accrual principle, that is, in the year in which the respective right to the receivable arises, following the declaration of dividends approved by the shareholders' resolution of those companies. The tax credits are recorded in the same manner as the dividends to which they refer.

Leased assets

Capital goods acquired under leasing agreements are recorded in the financial statements by a method consistent with current legislation, which requires that leasing payments be recorded as operating costs.

Income taxes

Current income taxes are computed on the basis of a realistic estimate of the income tax charge according to the tax law; the related income tax payable is shown net of payments on account, withholding taxes and tax credits in "income taxes payable". Any net receivable position is shown in "other receivables".

Deferred income taxes are calculated in the financial statements on the basis of the temporary differences between the value attributed to the assets and liabilities for statutory purposes and the value attributed to the same assets and liabilities for tax purposes. Deferred tax assets, including benefits from tax loss carryforwards, are booked in "other receivables" in current assets. The tax benefit relating to tax loss carryforwards is recorded only when there is reasonable certainty of recovery.

Deferred tax assets and liabilities are offset, whenever the assumptions for doing so exist. Deferred taxes on the reserves and funds in abeyance of taxation are book if such reserves will be distributed or, in any case, utilized and their distribution or utilization gives rise to a tax charge.

Memorandum accounts

"Guarantees provided" are shown for the amount of the remaining liability or other obligation guaranteed; those provided in foreign currencies are translated at year-end exchange rates.

"Purchases and sales commitments" are determined on the basis of the unperformed portion of contracts outstanding at the end of the fiscal year which do not fall under the normal "operating cycle".

Derivative financial instruments

Derivative financial instruments are used by the Company to hedge exposure to interest rate and exchange rate risks. They are valued consistently with the underlying asset and liability positions and any net expenses connected with each single transaction are recognized in the statement of income. For derivative financial instruments used to hedge interest rate risks, the interest differentials are recorded in the statement of income in "financial income and expense" based on the accrual principle. For financial instruments used to hedge exchange rate risks, the cost (or "financial component" calculated as the difference between the rate at the date of stipulating the contract and the forward rate) is recorded in the statement of income in "financial income and expense" based on the accrual principle.

BALANCE SHEETS

ASSETS

INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS

Intangible assets                                        euro 1,287,449 thousand
(euro 1,336,128 thousand at December 31, 2001)

A summary of the changes in intangible assets during the year is presented as follows:

(in thousands of euro)                                                      2002
--------------------------------------------------------------------------------
- additions                                                             648,064
- disposals                                                             (20,279)
- sales and contributions of business segments                         (109,969)
- amortization                                                         (566,495)
--------------------------------------------------------------------------------
Total                                                                   (48,679)
================================================================================

An analysis of the composition and the changes in intangible assets during the year is shown below:

                                                                   Upward         12/31/2001
(in thousands of euro)                                Cost      adjustments      Writedowns      Amortization   Total
-------------------------------------------------------------------------------------------------------------------------
Start-up and expansion costs                          2,635                                            (2,635)          -
Industrial patents and intellectual property
rights                                            2,850,338                                        (2,184,617)    665,721

Concessions, licenses, trademarks and similar
rights                                              169,095                                           (96,916)     72,179

Work in progress and advances to suppliers          498,167                                                       498,167

Other intangibles (*)                               375,103                                          (275,042)    100,061
-------------------------------------------------------------------------------------------------------------------------
Total                                             3,895,338               -                  -     (2,559,210)  1,336,128
=========================================================================================================================
(*) of which:
Leasehold improvements                              374,696               -                          (274,635)    100,061

                                                                  Changes during the year
-------------------------------------------------------------------------------------------------------------------------
                                                                  Sales/
                                                Reclassifi-    Retirements/       Writedowns/
(in thousands of euro)              Additions     cations    Other changes(a)   Reinstatements   Amortization     Total
-------------------------------------------------------------------------------------------------------------------------
Industrial patents and intellectual
property rights                                     421,531         (33,644)                         (528,084)   (140,197)

Concessions, licenses,
trademarks and similar rights                         3,767         (50,267)                          (14,887)    (61,387)

Goodwill                                                 20                                                (4)         16

Work in progress and advances
to suppliers                           648,064     (462,826)        (28,129)           (18,206)                   138,903

Other intangibles (*)                                37,508              (2)                          (23,520)     13,986
-------------------------------------------------------------------------------------------------------------------------
Total                                  648,064            -        (112,042)           (18,206)      (566,495)    (48,679)
=========================================================================================================================
(*) including:
Leasehold improvements                       -       37,508              (2)                 -        (23,520)     13,986


                                                                                                                      181

(a) Broken down as follows:
                                                                  Upward
                                                     Cost       adjustments         Writedowns   Amortization   Net value
-------------------------------------------------------------------------------------------------------------------------
Start-up and expansion costs                         (2,635)                                            2,635          -

Industrial patents and intellectual property
rights                                             (105,546)                                           71,902     (33,644)
- of which sales of business segments               (84,416)                                           52,767     (31,649)

Concessions, licenses, trademarks and similar
 rights                                             (80,712)                                           30,445     (50,267)
- of which contribution of business segment         (80,583)                                           30,320     (50,263)

Work in progress and advance to suppliers           (46,335)                  18,206                              (28,129)
- of which sale and contribution of
  business segment                                  (46,263)                  18,206                              (28,057)

Other intangibles                                       (90)                                               88          (2)
- of which leasehold improvements                       (84)                                               82          (2)
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                              (235,318)                            18,206        105,070    (112,042)
- of which sale and contribution of
   business segment                                (211,262)                            18,206         83,087    (109,969)
=========================================================================================================================

                                                                                   12/31/2002
-------------------------------------------------------------------------------------------------------------------------
                                                                   Upward
(in thousands of euro)                               Cost       adjustments         Writedowns   Amortization    Total
-------------------------------------------------------------------------------------------------------------------------
Start-up and expansion costs                              -                                        -              -

Industrial patents and intellectual property
rights                                            3,166,323                                        (2,640,799)    525,524

Concessions, licenses, trademarks and similar
rights                                               92,150                                           (81,358)     10,792

Goodwill                                                 20                                                (4)         16

Work in progress and advances to suppliers          637,070                                                 0     637,070

Other intangibles (*)                               412,521                                          (298,474)    114,047
-------------------------------------------------------------------------------------------------------------------------
Total                                             4,308,084               -                  -     (3,020,635)  1,287,449
=========================================================================================================================
(*) of which
Leasehold improvements                              412,120                                          (298,073)    114,047


In particular:

"Industrial patents and intellectual property rights" consisted almost entirely of applications software. Eliminations referred mostly to software projects contributed to Telecom Italia Sparkle (at the time of the contribution of the "International Wholesale Service" business) and sold to Telecom Italia Learning Services (at the time of the sale of Telecom Italia's "Training" business).

"Concessions, licenses, trademarks and similar rights" referred to satellite utilization rights. Eliminations refer almost entirely to the rights of way
(DDP) and indefeasible rights of use (IRU) that guarantee the extension of the Company's transmission capacity over a foreign territory. Such rights were contributed to Telecom Italia Sparkle upon the contribution of the "International Wholesale Services" business segment. Amortization also included the amortization charge on the above rights of way (DDP) and indefeasible rights of use (IRU) calculated over the period of the contracts.

"Work in progress and advances to suppliers" mainly referred to software projects for network and operating program applications. All acquisitions of intangibles are managed through specific work orders and recorded in this caption. Reclassifications refer to intangible assets that went into operation during the year.

"Other intangibles" almost completely comprised leasehold improvements made to properties owned by third parties and included the costs incurred to meet the operating requirements of the Company in the rented premises.


In particular, the acquisitions of intangibles from subsidiaries, affiliated companies and parent companies amounted to euro 522,728 thousand and principally referred to software projects from Telesoft (euro 400,171 thousand), Italtel (euro 60,681 thousand), Siemens Informatica (euro 18,756 thousand) and TILAB (euro 18,000 thousand).

Fixed assets                                            euro 12,678,035 thousand
(euro 14,091,384 thousand at December 31, 2001)

A summary of the changes in fixed assets during the year is presented as follows:

(in thousands of euro)                                                     2002
--------------------------------------------------------------------------------
- additions                                                           1,674,275
- disposals                                                             (57,780)
- sales and contributions of business segments                         (556,103)
- provisions to reserve for writedowns                                  (21,101)
- utilization of the reserve for writedowns                               1,235
- depreciation                                                       (2,453,875)
--------------------------------------------------------------------------------
Total                                                                (1,413,349)
================================================================================

An analysis of the composition and the changes in fixed assets during the period is shown below:

                                                                                  12/31/2001
----------------------------------------------------------------------------------------------------------------------------
                                                                  Upward                          Accumulated
(in thousands of euro)                              Cost        adjustments         Writedowns   depreciation      Total
----------------------------------------------------------------------------------------------------------------------------
  Land and buildings
    o non-industrial buildings                       34,371           1,290                           (2,377)         33,284
    o industrial buildings                        2,212,760         464,248             (1,856)    (1,210,965)     1,464,187
                                                  2,247,131         465,538             (1,856)    (1,213,342)     1,497,471

  Plant and machinery                            46,349,627         785,054           (711,165)   (34,622,928)    11,800,588

  Manufacturing and distribution equipment          859,082               0                          (831,129)        27,953

  Other fixed assets                                642,942           4,312                          (544,419)       102,835

  Construction in progress and advances to
  suppliers                                         662,537               0                                 0        662,537
----------------------------------------------------------------------------------------------------------------------------
  Total                                          50,761,319       1,254,904           (713,021)   (37,211,818)    14,091,384
============================================================================================================================

                                                                                                                         183

                                                                  Changes during the year
----------------------------------------------------------------------------------------------------------------------------
                                                                  Sales/
                                                Reclassifi-    Retirements/       Writedowns/
(in thousands of euro)              Additions     cations    Other changes(a)   Reinstatements  Depreciation      Total
----------------------------------------------------------------------------------------------------------------------------
  Land and buildings
    o non-industrial buildings                           13         (12,084)                             (181)       (12,252)
    o industrial buildings                           26,438        (242,866)            (3,499)       (86,686)      (306,613)
                                             0       26,451        (254,950)            (3,499)       (86,867)      (318,865)

  Plant and machinery                             1,505,584        (300,376)           (17,602)    (2,295,904)    (1,108,298)

  Manufacturing and distribution
  equipment                                           2,613          (2,626)                          (16,002)       (16,015)

  Other fixed assets                                 19,450          (3,472)                          (55,102)       (39,124)

  Construction in progress and
  advances to suppliers              1,674,275   (1,554,098)        (51,224)                                          68,953
----------------------------------------------------------------------------------------------------------------------------
  Total                              1,674,275            0        (612,648)           (21,101)    (2,453,875)    (1,413,349)
============================================================================================================================

  (a) Broken down as follows:
                                                                   Upward                        Accumulated
                                                    Cost        adjustments         Writedowns   depreciation    Net Value
----------------------------------------------------------------------------------------------------------------------------
  Land and buildings
    o non-industrial buildings                      (13,133)           (479)                            1,528        (12,084)
    o industrial buildings                         (341,874)        (70,332)               198        169,142       (242,866)
                                                   (355,007)        (70,811)               198        170,670       (254,950)
    - of which contributions of business
      segments                                     (337,032)        (68,508)                          165,594       (239,946)
      - of which non-industrial buildings              (555)           (304)                              150           (709)
      - of which industrial                        (336,477)        (68,204)                          165,444       (239,237)

  Plant and machinery                            (1,763,662)        (40,690)             1,037      1,502,939       (300,376)
    - of which contributions of business
      segments                                     (753,517)             (1)                          498,373       (255,145)

  Manufacturing and distribution equipment          (26,455)                                           23,829         (2,626)
    - of which sales and contributions of
      business segments                             (22,087)                                           19,157         (2,930)

  Other fixed assets                                (83,695)            (18)                           80,241         (3,472)
    - of which sales and contributions of
      business segments                             (25,474)                                           17,848         (7,626)

  Construction in progress and advances to
  suppliers                                         (51,224)                                                         (51,224)
    - of which contributions of business
      segments                                      (50,456)                                                         (50,456)
----------------------------------------------------------------------------------------------------------------------------
  Total                                          (2,280,043)       (111,519)             1,235      1,777,679       (612,648)
    - of which sales and contributions of
      business segments                          (1,188,566)        (68,509)                 0        700,972       (556,103)
============================================================================================================================

                                                                                                                         184

                                                                                   12/31/2002
----------------------------------------------------------------------------------------------------------------------------
                                                                   Upward                        Accumulated
(in thousands of euro)                              Cost        adjustments         Writedowns   depreciation       Total
----------------------------------------------------------------------------------------------------------------------------
  Land and buildings
    o non-industrial buildings                       21,251             811                            (1,030)        21,032
    o industrial buildings                        1,897,324         393,916             (5,157)    (1,128,509)     1,157,574
                                                 ---------------------------------------------------------------------------
                                                  1,918,575         394,727             (5,157)    (1,129,539)     1,178,606

  Plant and machinery                            46,091,549         744,364           (727,730)   (35,415,893)    10,692,290

  Manufacturing and distribution equipment          835,240                                          (823,302)        11,938

  Other fixed assets                                578,697           4,294                          (519,280)        63,711

  Construction in progress and advances to
  suppliers                                         731,490                                                 0        731,490
----------------------------------------------------------------------------------------------------------------------------
  Total                                          50,155,551       1,143,385           (732,887)   (37,888,014)    12,678,035
============================================================================================================================

Acquisitions of fixed assets are managed using specific work orders, recorded in "construction in progress and advances to suppliers". The reclassifications refer to fixed assets that went into use during the year. In 2002, the acquisitions of fixed assets from subsidiaries, affiliated companies and parent companies amounted to euro 371,995 thousand and referred almost entirely to the acquisition of telephone exchanges from Italtel (euro 341,428 thousand).

Furthermore, transactions with other related parties totaled euro 32,152 thousand and referred to the purchases of network cables from Pirelli.

The reduction in the gross value of fixed assets due to transactions for the contribution and sale of business segments totaled euro 1,257,075 thousand (of which euro 791,415 thousand related to the contribution of the "International Wholesale Service" business segment to Telecom Italia Sparkle and euro 431,703 thousand in connection with the contribution of the "Asset Management" business segment to Tiglio II). The relative accumulated depreciation amounted to euro 700,972 thousand (of which euro 486,311 thousand was for the contribution to Telecom Italia Sparkle and euro 186,634 thousand for the contribution to Tiglio
II).

Accumulated depreciation at December 31, 2002, as a whole, was considered sufficient in relation to the remaining period of utilization of the assets, determined on the basis of the estimated useful lives of the installations making up the domestic telecommunications network. Depreciation is calculated by the rates used in the previous year. Accumulated depreciation, net of writedowns, covered 74.9% of fixed assets at December 31, 2002, compared to 72.5% at December 31, 2001.

At December 31, 2002, the upward adjustments made to fixed assets in 1952, 1975, 1983 and 1991 as well as those made under Law No. 823/1973 have been depreciated by an average of 80%.

The Company has fixed assets purchased through lease contracts stipulated at market terms with its affiliate Teleleasing and with Intesa BCI, as disclosed in the memorandum accounts and related notes. Had these contracts been accounted for using the financial method, entries would have been made in the statement of income for the interest on the financed principal and for the depreciation charge attributable to the leased assets and assets would have been recorded in fixed assets and the residual debt under liabilities. The use of this method, however, would have had no material economic effect on the financial statements.

In January 2003, the Company proceeded to purchase the buildings leased from Teleleasing under financial leasing contracts before the expiration date.

Long-term investments                                   euro 15,597,488 thousand
(euro 18,370,044 thousand at December 31, 2001)

Long-term investments decreased by euro 2,772,556 thousand compared to December 31, 2001. They comprise the following:

  (in thousands of euro)                           12/31/2002      12/31/2001
  ---------------------------------------------------------------------------
  Equity investments in:
  o subsidiaries                                   14,399,646      17,659,160
  o affiliated companies                              388,273         386,923
  o other companies                                   55,233           24,327
  ---------------------------------------------------------------------------
                                                   14,843,152      18,070,410
  ---------------------------------------------------------------------------
  Advances on future capital contributions
                                                      166,184          78,896
  ---------------------------------------------------------------------------
  Accounts receivable:
  o subsidiaries                                       60,000          60,000
  o affiliated companies                              117,406               -
  o other receivables                                 123,533         160,738
  ---------------------------------------------------------------------------
                                                      300,939         220,738
  ---------------------------------------------------------------------------
  Treasury stock                                      287,213               -
  ---------------------------------------------------------------------------
  Total                                            15,597,488      18,370,044
  ===========================================================================

Equity investments                                      euro 14,843,152 thousand

Annex 1 presents the changes in each investment during the period together with the corresponding amount at the beginning of the year and at December 31, 2002. Overall, investments in subsidiaries, affiliates and other companies decreased by euro 3,227,258 thousand compared to December 31, 2001, as shown below:

 (in thousands of euro)
--------------------------------------------------------------------------------
Increases:
o    Subscription to capital increases, recapitalizations and
     loss coverage of: Tiglio I (185,985), TILAB (5,600),
     IN.TEL.AUDIT (1,500), Emsa Servizi (7,001), Nordcom (2,062),
     Stream (233,541), TI Sparkle (92,696), Edotel (8,436),
     Telegono (413), Sistemi Formativi Confindustria (12), I.T.
     Telecom (376), EPIClink (60,254), Netesi (29,182), TI
     Austria (650), TI United Kingdom (602), Telecom Italia of
     North America (9,730) Telecom Italia America Latina
     (11,100), Consorzio Energia Gruppo Telecom Italia (5),
     Telecom Italia Capital (6,826), TE.SS (1,368), Telenergia
     (40), IMSER 60 (60), Consorzio TOPIX (100) and Mediocredito
     Centrale (36,018).                                                 693,557
o    Subscription to shares of I.T. Telecom following the
     contribution in kind, to the same company, of the
     investments in Netsiel, Telesoft, Saritel and Sodalia.             142,906
o    Subscription to shares of TI Sparkle (ex TMI - Telemedia
     International Italia) following the contribution, to the
     same company, of the "International Wholesale Services"
     business segment.                                                  697,768
o    Final share capital purchase from payments against future
     capital increases in investments relating to Telecom Italia
     International (78,896) and Tiglio I (26).                           78,922
o    Subscription to quotas of Tiglio II following the
     contribution, to the same company, of the "Asset Management"
     business segment.                                                   74,281
o    Subscription to shares of Softe following the merger of TI Media.   51,005
o    Subscription to shares of TI Finance (ex TI Web) following the
     merger of Softe.                                                     8,050
o    Acquisition of investment in EMSA following the partial
     non-proportional spin-off of IM.SER                                126,118
--------------------------------------------------------------------------------
Total increases                                                (A)    1,872,607
===============================================================================

Decreases:

o    Sale/reduction of shares/quotas in:
     IMMSI (18,228), Emsa (155,494), Telespazio (80,444),
     Telemaco Immobiliare (75,798), Consorzio Stet Italia 90
     Group (41), Telimm (18), Sistemi Formativi Confindustria
     (12), IMSER 60 (1).                                                330,036
o    Writedown for losses of value charged to the statement of
     income to the following investments:
     Seat Pagine Gialle (2,690,503), Telecom Italia International
     (1,101,893), Stream (246,355), Finsiel (115,000), Netesi
     (31,227), Nordcom (26,902), Nortel Inversora (19,114), Latin
     American Nautilus (15,054), I.T. Telecom (26,959), Telecom
     Italia of North America (1,337), TILAB (38,468), Telecom
     Italia America Latina (695), TI Finance (ex TI Web)
     (16,413), Telecom Italia Learning Services (884) and
     Cartesia (516).                                                  4,331,320
o    Writedown for losses of value covered by the reserve for
     losses of subsidiaries and affiliated to the following
     investments:
     Fratelli Alinari (2,400), TI Sparkle (ex TMI - Telemedia
     International Italia) (5,698), Emsa Servizi (2,001),
     Eurescom (9), Telecom Italia America Latina (6,941), Telecom
     Italia Capital (4,438), Softe (42,955), Consorzio RES (155)
     and Ertico (1).                                                     64,598
o    Investments contributed to I.T. Telecom:
     Netsiel (108,486), Telesoft (12,550), Saritel (17,783) and
     Sodalia (4,087).                                                   142,906
o    Investments contributed to TI Sparkle:
     TI Austria (1,835), TI Belgium (3,000), TI France (10,308),
     TI Germany (9,325), TI Netherlands (3,518), TI Spain (703),
     TI Switzerland (2,631), TI United Kingdom (4,305) and
     Telecom Italia of North America (10,207).                           45,832
o    Partial non-proportional spin-off of IM.SER to EMSA and
     IMSER 60.                                                          126,118
o    Merger of the investment in TI Media to Softe                       51,005
o    Contribution of the investment in Softe to TI Finance (ex TI
     Web)                                                                 8,050
-------------------------------------------------------------------------------
Total decreases                                              (B)      5,099,865
--------------------------------------------------------------------------------
Net change for the year                                    (A-B)     (3,227,258)
===============================================================================
In particular:

o writedowns were made to the investment held in Telecom Italia International by euro 1,101,893 thousand mainly for the expenses connected with the sale of 9Telecom to LDCom (euro 388,328 thousand), for the loss on the sale of Telekom Austria (euro 187,951 thousand), for the writedown of Netco Redes (euro 102,727 thousand) and for the writeoff of the carrying value of the investment in Nortel Inversora (euro 37,000 thousand);
o writedowns were made to the investment held in Seat Pagine Gialle by euro 2,690,503 thousand following the adjustment of the shares of this company to market value as a result of the decision, taken in conjunction with the re-definition of Telecom Italia Group's strategy, of no longer considering the "Directories" business of Seat Pagine Gialle to be of strategic interest to the Group. The adjustment of the aforementioned shares (recorded in the financial statements at a carrying value of euro 1.11 per shares) was made on the basis of the average market price of the shares over the last six months of 2002 (euro 0.668);
o writedown of the investment in Finsiel by euro 115,000 thousand. Since the company realized gains on the sale of Lottomatica and Sogei in 2002, the Board of Directors of Finsiel submitted a motion to the Shareholders' Meeting for the payment of dividends including the aforementioned gains. Since Telecom Italia, as usual, recorded the dividends from subsidiaries on the maturity principle in 2002, effect was given to the writedown;
o under the project for the reorganization of the Information Technology Group BU, Telecom Italia, in June, subscribed to 14,370,600 I.T. Telecom shares of par value euro 5 each and the share premium capital of euro 4.944 by contributing - at book value - the investments held in Netsiel (68.65%), Saritel (100%), Sodalia (100%) and Telesoft (60%). The total amount of the contribution was euro 142,906 thousand;
o on August 1, 2002, Telecom Italia proceeded to sell the 40% investment held in Telemaco Immobiliare to Mirtus, a company indirectly controlled by the American real estate fund Whitehall, promoted by the Goldman Sachs Group;
o on December 18, 2002, Telecom Italia subscribed to the capital increase of 2,269,774 shares of TI Sparkle (ex TMI - Telemedia International Italia) at the par value of euro 50 each for a total of euro 697,768 thousand (of which euro 584,279 thousand was for the share premium), by contributing, to the same company, the "International Wholesale Services" business segment in the Domestic Wireline BU. This contribution also included the investments held by Telecom Italia in: TI Austria, TI Belgium, TI France, TI Germany, TI Netherlands, TI Spain, TI Switzerland, TI United Kingdom and Telecom Italia of North America;
o under the "Progetto Tiglio", details of which are provided in the report on operations, the following corporate transactions took place:
     > on October 24, 2002, the partial non-proportional spin-off of IM.SER to EMSA and IMSER 60. As a result of this transactions, EMSA, a 100%-owned subsidiary of Telecom Italia, received 40% of the shareholders' equity at December 31, 2001 of IM.SER and IMSER 60 received the remaining 60%. After this transaction, Telecom Italia's investment in EMSA was equal to euro 155,494 thousand;
     > on October 29, 2002, the sale of the investments in EMSA to OMS 2 at a price of euro 219,665 thousand, with a gain of euro 69,524 thousand, and in TELIMM to MSMC Immobiliare;
     > on October 29, 2002, the subscription to quotas amounting to a 36.74% interest in the share capital of Tiglio I for a total of euro 185,985 thousand, of which euro 184,074 thousand is a share premium, and advances on future capital contributions of euro 26 thousand. This advance was converted into share capital in December, raising the total ownership to 36.85% of share capital;
     > on October 29, 2002, the subscription to quotas amounting to 49.47% of the share capital of Tiglio II by contribution of the "Asset Management" business segment at market value, with a gain of euro 126,355 thousand;
o on November 22, 2002, the sale of the investment in IMMSI to Omniapartecipazioni at a price of euro 68,310 thousand, with a gain of euro 50,206 thousand;
o on November 29, 2002, the sale of the investment in Telespazio to Finmeccanica at a price of euro 127,210 thousand, with a gain of euro 46,767 thousand;
o on December 16, 2002, the merger of TI Media and Softe. After this operation Softe issued 36,936,740 shares of par value euro 4.07 to Telecom Italia, shareholder of TI Media. Subsequent merger of the "new" Softe and TI Web against the issue of 3,193,533 shares of par value US $10 by the latter company to Telecom Italia, shareholder of Softe. The new company thus formed took the name of Telecom Italia Finance;
o at December 31, 2002, the Seat Pagine Gialle shares loaned to Morgan Stanley numbered 58,000,000. In February and March, all the Seat Pagine Gialle shares on loan to Morgan Stanley were returned;
o certain investments in subsidiaries and affiliated companies are recorded at an amount in excess of the corresponding share of the underlying shareholders' equity, net of dividends and after consolidation adjustments. These investments are maintained at their carrying values since they are expected to show future earnings and their assets are worth more than their respective book values.

A comparison between the market price of listed shares at December 31, 2002 and their carrying value shows an unrealized gain of euro 15,888 million. Further details are given in Annex 3.

Advances on future capital contributions                   euro 166,184 thousand
Advances on future capital contributions increased by euro 87,288 thousand compared to December 31, 2001, following payments made to I.T. Telecom for the acquisitions, from Finsiel, of the interests in the companies Netsiel, Telesoft and Netikos (euro 83,401 thousand) and, from Olivetti, of the interest in Webegg (euro 57,500 thousand). Furthermore, euro 78,896 thousand was converted into capital and referred to advances made in previous years to Telecom Italia International for the acquisition of foreign investment

Accounts receivable                                                                                   euro 300,939 thousand

Accounts receivable increased by euro 80,201 thousand compared to December 31, 2001, and are analyzed as follows:

(in thousands of euro)          12/31/2001                          Changes during the year                      12/31/2002
----------------------------------------------------------------------------------------------------------------------------
                                                                 Reimburse-  Reclassifications/
                                              Disbursements         ments          Other              Total
----------------------------------------------------------------------------------------------------------------------------
Subsidiaries                            60,000            -               -                  -              -         60,000
Affiliated companies                         -      117,406               -                  -        117,406        117,406
Other receivables                      160,738       21,690         (56,029)            (2,866)       (37,205)       123,533
----------------------------------------------------------------------------------------------------------------------------
Total                                  220,738      139,096         (56,029)            (2,866)        80,201        300,939
============================================================================================================================

                                                                                                                         188

Subsidiaries                                                euro 60,000 thousand
------------
Accounts receivables from subsidiaries refer to a loan made in 2001 to Stet Hellas for the acquisition of UMTS licenses.

Affiliated companies                                       euro 117,406 thousand
--------------------
Accounts receivable from affiliated companies refer mainly to loans made to the companies Tiglio I, Tiglio II, Telegono and Mirror International Holding.

Other receivables                                          euro 123,533 thousand
-----------------
These mainly refer to:
o    the remaining loans receivable from employees (euro 45,306 thousand);
o the prepayment of the tax on the reserve for employee termination indemnities (euro 71,350 thousand), required under Law No. 662 of December 23, 1996 and subsequent amendments, revalued as required by law.

As regards accounts receivable included in long-term investments, the portion due within and beyond five years is presented in the attached Annex 4, as required by art. 2427, point 6, of the Italian Civil Code.

Treasury stock                                             euro 287,213 thousand
--------------
"Treasury stock" purchased up to December 31, 2002 totaled 5,280,500 ordinary shares and 45,647,000 savings shares, for an equivalent amount of euro 287,213 thousand. Moreover, the Telecom Italia Ordinary Shareholders' Meeting on November 7, 2001, in authorizing the Board of Directors of the Company to buy-back ordinary and/or savings shares for a maximum amount of euro 1,500,000,000, within the limits established by law, also authorized the directors to dispose of, for an unspecified period of time, the shares purchased for any stock option plans.

                                    * * * * *

As required by Article 10 of Law No. 72/1983 the table below sets forth a breakdown of upward adjustments by type of asset held at December 31, 2002.

(in thousands of euro)

Description                                                  Fixed assets                                          Investments
------------------------------------------------------------------------------------------------------------------------------------
                                                         Manufacturing            Construction
                                                               and                  in progress
                                    Land and   Plant and  distribution    Other   and advances
                                   buildings   machinery     equipment   assets   to suppliers        Total Subsidiaries  Affiliates
------------------------------------------------------------------------------------------------------------------------------------
Historical cost of additions to
12/31/2001:
o Upward adjustments under
  special laws                      690,902    2,002,718            -     7,865              -    2,701,485      768,400       2,417
o Not adjusted                    1,227,673   44,047,415      835,240   570,832        731,490   47,412,650   20,274,670     654,872
------------------------------------------------------------------------------------------------------------------------------------
Total                             1,918,575   46,050,133      835,240   578,697        731,490   50,114,135   21,043,070     657,289
------------------------------------------------------------------------------------------------------------------------------------
Upward adjustments:
o under Law No. 74 of 2/11/1952         212            -            -         -              -          212          374           -
o under Law No. 823 of 12/19/1973     1,084            -            -         -              -        1,084          546           -
o under Law No. 576 of 12/2/1975     20,605       27,650            -       475              -       48,730       12,653           -
o under Law No. 72 of 3/19/1983     161,800      716,714            -     3,819              -      882,333       84,820       1,424
o under Law No. .413 of 12/30/1991  211,026            -            -         -              -      211,026            -           -
o voluntary adjustment made in 1981       -            -            -         -              -      -             38,012           -
------------------------------------------------------------------------------------------------------------------------------------
Total                               394,727      744,364            -     4,294              -    1,143,385      136,405       1,424
------------------------------------------------------------------------------------------------------------------------------------
Grand total                       2,313,302   46,794,497      835,240   582,991        731,490   51,257,520   21,179,475     658,713
====================================================================================================================================

                                                                                                                                 189

CURRENT ASSETS

Inventories                                                euro  69,572 thousand
(euro 76,894 thousand at December 31, 2001)

Inventories, which decreased by euro 7,322 thousand compared to December 31, 2001, consist of "contract work in process" (euro 16,868 thousand) and "merchandise " (euro 52,704 thousand).


Accounts receivable                                     euro  9,632,258 thousand
(euro 9,220,393 thousand at December 31, 2001)

Accounts receivable increased by euro 411,865 thousand compared to December 31, 2001. A breakdown and the changes that occurred during the year are given in the table below:

                                                  12/31/2001       Changes during the year                        12/31/2002
---------------------------------------------------------------------------------------------------------------------------
(in thousands of euro)                                       Utilizations   Provisions   Other       Change
---------------------------------------------------------------------------------------------------------------------------
Trade accounts receivable                          4,548,154                                         (446,824)    4,101,330
o allowance for doubtful accounts                   (306,500)   225,682       (299,642)   32,598      (41,362)     (347,862)
Total trade accounts receivable                    4,241,654                                         (488,186)    3,753,468
---------------------------------------------------------------------------------------------------------------------------
Accounts receivable from subsidiaries              2,214,020                                          617,103     2,831,123
o allowance for doubtful accounts of
  subsidiaries                                       (17,100)                  (17,400)               (17,400)      (34,500)
Total accounts receivable from
  subsidiaries                                     2,196,920                                          599,703     2,796,623
o of which financial receivables                     496,989                                        1,403,610     1,900,599
---------------------------------------------------------------------------------------------------------------------------
Accounts receivable from affiliated companies        324,870                                         (171,560)      153,310
o allowance for doubtful accounts of affiliated
  companies                                          (13,300)    13,300        (61,790)               (48,490)      (61,790)
Accounts receivable from affiliated
  companies                                          311,570                                         (220,050)       91,520
o of which financial receivables                     122,490                                         (121,769)          721
---------------------------------------------------------------------------------------------------------------------------
Accounts receivable from parent
companies                                              1,090                                              153         1,243
---------------------------------------------------------------------------------------------------------------------------
Other receivables                                  2,469,159                                          520,245     2,989,404
o Government and other public entities for
  grants and subsidies                                 1,265                                             --           1,265
o deferred tax assets                                509,094                                        1,079,945     1,589,039
o other receivables                                1,958,800                                         (559,700)    1,399,100
---------------------------------------------------------------------------------------------------------------------------
Total                                              9,220,393                                          411,865     9,632,258
===========================================================================================================================

Trade accounts receivable                                euro 3,753,468 thousand
Trade accounts receivable are shown net of the relative allowance accounts
(euro 347,862 thousand, of which euro 299,642 thousand were provided in the year) and decreased by euro 488,186 thousand. They included euro 685,732 thousand of receivables from other wireline and mobile telecommunications carriers.
Following the contribution of Telecom Italia's "International Wholesale Services" business segment to Telecom Italia Sparkle on December 31, 2002, on that date, receivables from foreign correspondents were transferred to the latter company totaling euro 579,188 thousand, net of the related allowance for doubtful accounts of euro 32,598 thousand.
The securitization and factoring of receivables led to a reduction in trade accounts receivable at December 31, 2002 of euro 1,031,309 thousand.

Accounts receivable from subsidiaries                    euro 2,796,623 thousand
Accounts receivable from subsidiaries increased by euro 599,703 thousand, compared to December 31, 2001, and include trade, financial and other receivables.
The financial receivables, equal to euro 1,900,599 thousand, reflect current account transactions carried out at market rates for cash management purposes and short-term loans granted principally to TIM (euro 1,252,321 thousand), TILAB (euro 174,460 thousand) and I.T. Telecom (euro 329.033 thousand).

Trade accounts receivables (euro 453,164 thousand) related to TLC services rendered mainly to TIM (euro 201,657 thousand), Seat Pagine Gialle (euro 29,667 thousand), Path.Net (euro 50,684 thousand) and management fees from Telecom Italia International (euro 48,899 thousand net of the relative allowance for doubtful accounts of euro 34,500 thousand, set aside for uncollectible receivables by Telecom Italia International from Telekom Srbija). Other receivables (euro 442,860 thousand) represent accrued dividends from subsidiaries (euro 333,536 thousand, the details of which are shown in the note on "income from equity investments" in the statement of income, and other receivables connected with the Group's VAT settlement system (euro 87,863 thousand).

Accounts receivable from affiliated companies               euro 91,520 thousand
Accounts receivable from affiliated companies decreased by euro 220,050 thousand compared to December 31, 2001, and mainly refer to financial and trade accounts receivable. Financial receivables, equal to euro 721 thousand, consisted almost entirely of the loan receivable from Stream (euro 27,887 thousand) that is nearly completely covered by the allowance for doubtful accounts of euro 27,166 thousand that was set aside purposely. Trade accounts receivable (euro 83,239 thousand) refer to TLC services rendered principally to Stream (euro 33,768 thousand) and TLC products sold to Teleleasing (euro 37,703 thousand). Other receivables (euro 7,560 thousand) mainly refer to Stream (euro 34,689 thousand) - following the enforcement of the guarantee provided by Telecom Italia, at the time of the sale of Italtel, on receivables of the latter from Stream - almost entirely covered by the relative allowance for doubtful accounts, and receivables from Tiglio I (euro 5,707 thousand).

Accounts receivable from parent companies                    euro 1,243 thousand
These accounts receivable are trade in nature and are receivable from the parent company Olivetti.

Other receivables                                        euro 2,989,404 thousand
Government and other public entities for grants and
  subsidies                                                  euro 1,265 thousand
These consist of the receivable from the Ministry of Industry, Commerce and Handicrafts for grants to defray the costs incurred for the realization of the telecommunications installations in Southern Italy.

Deferred tax assets                                      euro 1,589,039 thousand
These are shown net of the reserve for deferred taxes (euro 215,680 thousand). The main items which gave rise to deferred tax assets are tax credits on dividends accrued but not yet received and provisions to the reserves for risks and charges. Deferred tax assets include the effects of applying Legislative Decree No. 209/2002, as well as the amendments made upon its conversion into Law No. 265/2002. At December 31, 2002, about euro 305 million of deferred tax assets have not been recorded since their future recovery is not assured.
The balance of deferred tax assets and liabilities was made up as follows:

                                                   12/31/2002                                          12/31/2001
                              ------------------------------------------------------------------------------------------------------
                                                   Amount due                                          Amount due
                              ------------------------------------------------------------------------------------------------------
                              Within 1    From 2 to 5    Beyond 5                  Within 1     From 2 to 5   Beyond 5
(in thousands of euro)          year         years         years       Total         year          years        years       Total
                              ---------    ----------    --------   ---------      --------     -----------   --------    ----------
Deferred tax assets            932,309        872,410        -      1,804,719       988,499        108,831        -       1,097,330

Reserve for deferred
taxes                         (193,998)       (21,682)       -       (215,680)     (573,895)       (14,341)       -        (588,236)
                              ---------       -------    --------   ---------      --------        --------    -------    ----------

Net balance                    738,311        850,728        -      1,589,039       414,604         94,490        -         509,094
                              ========        =======    ========   =========      ========        =======     =======    =========

                                                                                                                                 191

Other receivables                                        euro 1,399,100 thousand
-----------------
Other receivables decreased by euro 559,700 thousand compared to December 31, 2001 and can be analyzed as follows:

(in thousands of euro)                             12/31/2002         12/31/2001
--------------------------------------------------------------------------------
o receivables from the Tax Administration             390,167            986,212
o receivables relating to personnel                   145,559            114,335
o transaction for the loan of securities              175,872            235,552
o customer payments in transit with the
  banking and postal banking system                    94,281             89,670
o receivable from TISV for the
  "Deferred Purchasing Price"                         369,958            308,049
o other items                                         223,263            224,982
--------------------------------------------------------------------------------
Total                                               1,399,100          1,958,800
================================================================================

In particular, the receivables from the Tax Administration fell by euro 596,045 thousand, mainly due to lower receivables for direct income taxes and the VAT receivable positions that were transferred to the parent company Olivetti.

The contra-entry to transactions for the loan of securities, described under "Investments" in the accounting policies, is in "Other liabilities". As previously pointed out, in February and March 2003, all the Seat Pagine Gialle shares loaned to Morgan Stanley were returned. Therefore, as of March 7, 2003, there are no Seat Pagine Gialle shares surrendered under contracts for the loan of securities.

Short-term financial assets                                euro 165,283 thousand
(euro 240,457 thousand at December 31, 2001)

The composition and changes during the year are shown in the following table:

(in thousands of euro)   12/31/2001                 Changes during the year                 12/31/2002
------------------------------------------------------------------------------------------------------
                                                   Sales/Reim-     Writedowns/
                                     Acquisitions   bursements   Reinstatements      Total
======================================================================================================
Equity investments in
  subsidiaries              240,457        10,739      (10,711)       (75,202)      (75,174)   165,283
------------------------------------------------------------------------------------------------------
Total                       240,457        10,739      (10,711)       (75,202)      (75,174)   165,283
======================================================================================================

"Equity investments in subsidiaries" refer to the value of TIM and Seat Pagine Gialle ordinary shares, purchased for later trading.
Further details are provided in Annex 3.

Liquid assets                                              euro 235,538 thousand
(euro 80,613 thousand at December 31, 2001)

Liquid assets increased by euro 154,925 thousand compared to December 31, 2001 mainly for a guarantee provided by Royal Bank of Scotland on behalf of Mediobanca in the interest of IS Tim.

(in thousands of euro)                        12/31/2002              12/31/2001
--------------------------------------------------------------------------------
Bank and postal accounts                         235,045                 80,220
Checks                                                15                      9
Cash and valuables on hand                           478                     384
-------------------------------------------------------------------------------
Total                                            235,538                 80,613
-------------------------------------------------------------------------------

Accrued income and prepaid expenses                        euro 479,926 thousand
(euro 695,039 thousand at December 31, 2001)

These decreased by euro 215,113 thousand compared to December 31, 2001 and include the following:

(in thousands of euro)                              12/31/2002        12/31/2001
-------------------------------------------------------------------------------
Issue discounts and similar charges                     40,952            25,097
-------------------------------------------------------------------------------
Accrued income
o financial income                                       9,669            11,944
-------------------------------------------------------------------------------
                                                         9,669            11,944
-------------------------------------------------------------------------------
Other prepaid expenses
o production costs                                      44,147           54,652
o financial expense                                      4,227            4,715
o other                                                380,931          598,631
-------------------------------------------------------------------------------
                                                       429,305          657,998
-------------------------------------------------------------------------------
Accrued income and other prepaid expenses              438,974          669,942
-------------------------------------------------------------------------------
Total                                                  479,926          695,039
===============================================================================


Issue discounts and similar charges                         euro 40,952 thousand

"Issue discounts and similar charges" increased by euro 15,855 thousand compared to December 31, 2001 owing to the issue, at below face value, of a new note on the market. See also the comment on "Debentures" in the liabilities. They also include consulting expenses incurred to connection with the transaction.

Accrued income and other prepaid expenses                  euro 438,974 thousand

Accrued income mainly includes the interest (euro 3,864 thousand) subsidized until 1991 by the government under Law No. 67/1988, equivalent to three percentage points of the cost of the loans which replaced those assigned to the Company, through Cassa Depositi e Prestiti, under Law No. 887/1984, interest income from subsidiaries and affiliated companies (euro 2,424 thousand) and income on derivative financial instruments (euro 1,384 thousand).

Prepaid expenses mainly pertain to building rents (euro 32,806 thousand) and financial expenses (euro 380,919 thousand) relating to Telecom Italia International for the deferral of the put option on Seat Pagine Gialle shares. See also "Purchases and sales commitments" in the memorandum accounts.

                                      ***

A breakdown of receivables and accrued income by maturity and type is given in Annex 4.

BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' EQUITY

Shareholders' equity                                    euro 10,955,270 thousand
(euro 15,870,654 thousand at December 31, 2001)

Shareholders' equity decreased by euro 4,915,384 thousand, compared to December 31, 2001; the table below shows the changes that occurred during the year:

                                         12/31/2001                       Changes during the year                 12/31/2002
----------------------------------------------------------------------------------------------------------------------------
                                                      Appropriation of       Other      Net loss
(in thousands of euro)                                2001 net income      changes    for the loan      Total
----------------------------------------------------------------------------------------------------------------------------
Share capital                             4,023,061             -              756           -              756    4,023,817
Additional paid-in capital                1,812,283             -        1,226,091           -        1,226,091    3,038,374
Reserves for inflation adjustments
under
  o Law No. 72 of 3/19/1983               2,294,720             -                -           -                -    2,294,720
  o Law No. 413 of 12/30/1991               468,944             -                -           -                -      468,944
Legal reserve                               652,026         7,633          160,341           -          167,974      820,000
Reserve for treasury stock in portfolio           -             -          287,213           -          287,213      287,213
Other reserves:
  o reserve Law No. 488/92                  118,678             -                -           -                -      118,678
  o reserve Law No. 342 of 11/21/2000,
    art. 14                                 716,378             -                -           -                -      716,378
  o special reserve                       1,369,062             -       (1,369,062)          -       (1,369,062)           -
  o reserve for capital grants              471,947             -           13,756           -           13,756      485,703
  o reserve, Leg. Decree No. 124/93, ex
    art. 13                                     169             -                -           -                -          169
  o miscellaneous reserves                2,324,722             -       (2,324,722)          -       (2,324,722)           -
  o miscellaneous income reserves         1,467,854                     (1,122,351)                  (1,122,351)     345,503
Retained earnings                                 -         1,147                -           -            1,147        1,147
Net income (loss)                           150,810        (8,780)        (142,030)    (1,645,376)   (1,796,186)  (1,645,376)
----------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity               15,870,654             -       (3,270,008)    (1,645,376)   (4,915,384)  10,955,270
============================================================================================================================

Share capital
Share capital amounted to euro 4,023,817 thousand and increased by euro 756 thousand compared to December 31, 2001 as a result of the subscription against payment, by executives of the Group, of 1,375,150 ordinary shares of par value euro 0.55 each, under the stock option plan.

Additional paid-in capital
Additional paid-in capital of euro 3,038,374 thousand increased by euro 1,226,091 thousand, compared to December 31, 2001, as a result of the following transactions:
> reclassifications of euro 2,159,995 thousand from "miscellaneous reserves" of euro 820,000 thousand to the "legal reserve" as voted by the Ordinary Shareholders' Meeting on December 12, 2002;
> increase of euro 8,582 thousand to service the aforementioned stock option plan;
> reclassification to the "reserve for treasury stock in portfolio" of euro 122,486 thousand for the purchases, made between October 1, and December 31, 2002, of 833,500 ordinary shares of treasury stock at the average price of euro 7.69 and 22,607,000 savings shares of treasury stock at the average price of euro 5.20 under the buy-back program authorized by the Ordinary Shareholders' Meeting on November 7, 2001.

Legal reserve
The legal reserve amounted to euro 820,000 thousand and increased by euro 167,974 thousand as a result of the following changes:
> reclassification of euro 820,000 thousand from "additional paid-in-capital" as described above;
> reclassification of euro 659,659 thousand to "miscellaneous reserves" - which, at the same time, were renamed "miscellaneous income reserves" - as voted by the Ordinary Shareholders' Meeting on December 12, 2002;

> appropriation of 5.1% of 2001 profits as voted by the Ordinary Shareholders' Meeting of May 7, 2002.

Reserve for treasury stock in portfolio
This reserve totaled euro 287,213 thousand. The amount referred to the following:
> reclassification of euro 164,727 thousand from "miscellaneous reserves" and purchases, between January 1 and September 30, 2002, of 4,447,000 ordinary shares of treasury stock at an average price of euro 8.30 and 23,040,000 savings shares of treasury stock at an average price of euro
     5.55 under the buy-back program authorized by the Ordinary Shareholders' Meeting on November 7, 2001;
> reclassification of euro 122,486 thousand from the "reserve for treasury stock in portfolio" for the aforementioned purchases of treasury stock during the period October 1, to December 31, 2002.

Special reserve
The special reserve showed a nil balance after the distribution of the entire reserve to shareholders as voted by the Ordinary Shareholders' Meeting on May 7, 2002.

Reserve for capital grants
The reserve for capital grants totaled euro 485,703 thousand and increased by euro 13,756 thousand as a result of the transfer, from the "reserves for risks and charges", of the portion of grants received up to December 31, 1992 that became available during the year, in relation to the depreciation of the assets to which such grants refer.

Miscellaneous reserves
Miscellaneous reserves showed a nil balance after the aforementioned reclassifications of euro 2,159,995 thousand to the "reserve for additional paid-in-capital" and euro 164,727 thousand to the "reserve for treasury stock in portfolio".

Miscellaneous income reserves
The reserve came about by renaming "miscellaneous reserves", voted by the Ordinary Shareholders' Meeting on December 12, 2002, and was entirely formed by income reserves. The reserves have been reduced by euro 1,122,351 thousand as a result of the following changes:
> euro 795,431 thousand drawn for the distribution to shareholders as voted by the Ordinary Shareholders' Meeting on May 7, 2002;
> euro 986,579 thousand drawn for the distribution to shareholders as voted by the Ordinary Shareholders' Meeting on December 12, 2002;
> reclassification of euro 659,659 thousand from the "legal reserve" shareholders as voted by the same shareholders' meeting.

Reserves for risks and charges                           euro 3,144,986 thousand
(euro 1,612,737 thousand at December 31, 2001)

These increased by euro 1,532,249 thousand, compared to December 31, 2001. The composition and changes in these reserves are described as follows:

                                                                        Change during the year
----------------------------------------------------------------------------------------------------------------------------------
                                                                                 Released  Reclassifications/
(in thousands of euro)                 12/31/2001   Provisions  Utilizations    to income         Other         Total   12/31/2002
----------------------------------------------------------------------------------------------------------------------------------
Reserve for taxes                         116,648      178,729     (584,280)         (528)       424,113       18,034      134,682
For taxes                                 116,648            -         (548)         (528)        19,110       18,034      134,682
For deferred taxes                              -      178,729     (583,732)            -        405,003            -           -
Other reserves                          1,496,089    2,356,792     (731,314)      (64,827)       (46,436)   1,514,215    3,010,304
Reserve for litigation                    140,625        5,902      (10,938)            -         (5,751)     (10,787)     129,838
Reserve for capital grants                115,513            -            -             -        (13,756)     (13,756)     101,757
Reserve for losses of subsidiaries         80,932       71,433      (64,598)            -              -        6,835       87,767
and affiliates
Reserve for corporate restructuring             -      194,614            -             -           (717)     193,897      193,897
Reserve for purchase commitments          568,622      1,941,843   (568,622)            -              -    1,373,221    1,941,843
Reserve for contractual risks and
other risks                               590,397      143,000      (87,156)      (64,827)       (26,212)     (35,195)     555,202
----------------------------------------------------------------------------------------------------------------------------------
Total                                   1,612,737    2,535,521   (1,315,594)      (65,355)       377,677    1,532,249    3,144,986
==================================================================================================================================

                                                                                                                               195

Reserve for taxes                                          euro 134,682 thousand
The reserve for taxes increased by euro 18,034 thousand compared to December
31, 2001 and refers entirely to income taxes and other duties and taxes. The reserve for deferred taxes shows a nil balance attributable to the set-off with deferred tax assets.

Other reserves                                           euro 3,010,304 thousand
These include the following reserves:
o reserve for litigation (euro 129,838 thousand): this included prudent provisions - charged to various items of the statement of income - for probable expenses in connection with personnel disputes and litigation with third parties which had not yet been settled at the end of the year;
o reserve for capital grants (euro 101,757 thousand): this included the unavailable portion of capital grants received up to December 31, 1992. Utilizations during the year (euro 13,756 thousand) stem from the transfer to shareholders' equity of the portion of the capital grants which became available;
o reserve for losses of subsidiaries and affiliates (euro 87,767 thousand): this included the provisions to account for the losses in excess of the carrying value of certain investments, in particular Telecom Italia
     Finance (euro 66,902 thousand);
o reserve for corporate restructuring (euro 193,897 thousand): this included the provision (euro 194,614 thousand) for the framework agreement with the labor unions concerning the layoffs for the month of May 2002;
o reserve for purchase commitments (euro 1,941,843 thousand): the amount provided in 2002 related to the forward commitment to purchase Seat Pagine Gialle shares. The amount set aside in 2001 for this purpose (euro 568,622 thousand) was completely utilized following the renegotiation of the put and call option exercise price on February 25, 2002, reclassifying the amount to "due to other lenders" under liabilities. In November, this liability was extinguished before the expiration date by paying JP Morgan Chase consideration equal to euro 499,822 thousand, corresponding to the present value of the liability. The transaction had no impact on the statement of income;
o    reserve for contractual risks and other risks (euro 555,202 thousand):
     this included provisions mainly to cover potential regulatory disputes (euro 40,189 thousand), expenses connected with the sale of Italtel (euro 15,000 thousand) and Telespazio (euro 38,200 thousand) and guarantees relating to the reorganization of real estate assets under Progetto Tiglio (euro 29,500 thousand); utilizations referred mainly to guarantees provided by Telecom Italia for the sale of Sirti (euro 21,781 thousand) and Italtel (euro 36,152 thousand); amounts released to income almost entirely referred to the failure to execute the agreement for the sale of Stream to News Corporation and Vivendi Universal/Canal+ (euro 59,360 thousand); reclassifications regarded mainly the transfer to the "allowance for doubtful accounts of affiliated companies" of euro 25,823 thousand to adjust to estimated realizable value, the receivable from Stream arising from the extinguishment of Stream's debt payable to Italtel, guaranteed by Telecom Italia.

Reserve for employee termination indemnities               euro 968,553 thousand
(euro 1,025,349 thousand at December 31, 2001)

This reserve decreased by euro 56,796 thousand, compared to December 31, 2001. The following changes took place during the year:

(in thousands of euro)
Balance at December 31, 2001                                          1,025,349
--------------------------------------------------------------------------------
Changes during the year:
- Provisions charged to income for amounts to fund employee
  termination indemnities accrued in favor of
  employees
  during the year plus the fixed and variable cost-of-living
  adjustments required under Law No. 297/1982                           138,991
- Utilizations for:
o  Indemnities paid to employees who took retirement or resigned
   during the year                                                     (135,638)
o  Advances                                                             (14,566)
o  Supplementary benefits (Telemaco)                                    (17,488)
o  Substitute tax on the revaluation of the reserve                      (3,572)
- Amounts transferred to/from subsidiaries                              (24,523)
--------------------------------------------------------------------------------
Balance at December 31, 2002                                            968,553
================================================================================

Liabilities                                                                              euro 23,972,750 thousand
(euro 24,898,003 thousand at December 31, 2001)

Liabilities, which decreased by euro 925,253 thousand compared to December 31, 2001, included the following:

                                                   12/31/2002                            12/31/2001
-----------------------------------------------------------------------------------------------------------------
                                                     Trade                                 Trade
                                                    accounts                              accounts
(in thousands of euro)                Financial    payable and                Financial  payable and
                                       accounts       other                   accounts      other
                                        payable      payables      Total       payable    payables       Total
-----------------------------------------------------------------------------------------------------------------
Debentures                            10,941,662         --     10,941,662    8,250,000         --      8,250,000
Due to banks                           3,447,500         --      3,447,500    7,308,420         --      7,308,420
Due to other lenders                     502,545         --        502,545      657,777         --        657,777
Advances                                    --          9,967        9,967         --          2,447        2,447
Trade accounts payable                      --      1,855,721    1,855,721         --      2,240,654    2,240,654
Notes payable                             20,000         --         20,000         --           --           --
Accounts payable to subsidiaries       2,169,195    1,012,742    3,181,937    1,218,043    1,132,687    2,350,730
Accounts payable to affiliated
companies                                  5,125      150,898      156,023       29,205      215,539      244,744
Accounts payable to parent
companies                                   --        213,969      213,969         --             11           11
Taxes payable                             31,920      189,341      221,261       50,162      410,390      460,552
Contributions to pension and social
security institutions                       --        691,021      691,021         --        767,412      767,412
Other liabilities                        181,498    2,549,646    2,731,144      395,266    2,219,990    2,615,256
-----------------------------------------------------------------------------------------------------------------
Total                                 17,299,445    6,673,305   23,972,750   17,908,873    6,989,130   24,898,003
=================================================================================================================

Debentures                                              euro 10,941,662 thousand
Debentures included euro 10,750,000 thousand of notes issued under the "Global Note Program" and euro 191,662 thousand for the issue of notes 2002 - 2022 reserved for subscription by employees, in service and retired, of companies, directly and indirectly, controlled by Telecom Italia with headquarters in Italy. The 20-year notes, with a face value of euro 50 each, issued at the same price, are not listed and can only be negotiated with Telecom Italia. The semi-annual deferred interest is payable on January 1 and July 1 of every year and is indexed at the 6-month Euribor.

Under the "Global Note Program", in February, Telecom Italia issued a new note on the market listed on the Luxembourg stock exchange for euro 2,500,000 thousand in two tranches of euro 1,250,000 thousand each, maturing February 1, 2007 and February 1, 2012.

Due to banks                                             euro 3,447,500 thousand
These decreased by euro 3,860,920 thousand compared to December 31, 2001. They comprised medium/long-term debt totaling euro 1,801,152 thousand - of which euro 24,790 thousand is secured by collateral - and short-term borrowings totaling euro 1,646,348 thousand. Of the latter amount, euro 1,035,000 thousand refers to loans taken out to cover temporary liquidity requirements and euro 611,348 thousand to bank overdrafts.

Due to other lenders                                       euro 502,545 thousand
These decreased by euro 155,232 thousand compared to December 31, 2001. They consisted of medium/long-term financing (euro 337,927 thousand), referring principally to loans made by the Cassa Depositi and Prestiti (euro 284,268 thousand), and short-term loans payable to TI Securitisation Vehicle S.r.l. for financing funded by the excess liquidity generated by the securitization of receivables (euro 164,618 thousand).

Trade accounts payable                                   euro 1,855,721 thousand
These decreased by euro 384,933 thousand compared to December 31, 2001. At December 31, 2002, trade accounts payable due to foreign correspondents (euro 336,542 thousand) were transferred to Telecom Italia Sparkle following the contribution of Telecom Italia's "International Wholesale Services" business segment to the latter company on December 31, 2002. The balance included euro 259,455 thousand due to other wireline and mobile operators.

Notes payable                                               euro 20,000 thousand
There referred to 3-month notes issued by Telecom Italia on October 25, 2002 and subscribed by RAS S.p.A. (euro 10,000 thousand), RAS Asset Management SGR S.p.A. Ras Obbligazionario (euro 2,000 thousand), RAS Asset Management SGR S.p.A. Ras Cedola (euro 2,000 thousand) and RAS Asset Management SGR S.p.A. Ras Monetario (euro 6,000 thousand). The interest rate is equal to 3.52% plus a spread of 0.27% over the Euribor rate. Placement of the notes was carried out by RASFIN SIM S.p.A..

Accounts payable to subsidiaries                         euro 3,181,937 thousand
These increased by euro 831,207 thousand compared to December 31, 2001. They consisted of financial payables, trade accounts payable and other payables. Financial payables (euro 2,169,195 thousand), refer to current account transactions negotiated at market rates for cash management purposes and mainly include accounts payable to Telecom Italia International (euro 1,200,000 thousand), Seat Pagine Gialle (euro 529,198 thousand) and Finsiel (euro 215,273 thousand). Trade accounts payable (euro 943,205 thousand) mainly consisted of accounts payable to TIM (euro 256,975 thousand) and Seat Pagine Gialle (euro 37,962 thousand) for the portion of TLC services invoiced by Telecom Italia to customers, and I.T. Telecom (euro 462,467 thousand) and TILAB (euro 83,398 thousand) for supply transactions. Other payables (euro 69,537 thousand) primarily referred to capital contributions paid to the company PathNet (euro 18,074 thousand) and sundry payables to Telecom Italia Sparkle (euro 43,164 thousand).

Accounts payable to affiliated companies                   euro 156,023 thousand
These decreased by euro 88,721 thousand, thousand, compared to December 31, 2001. They referred to financial payables, trade accounts payable and other payables. Financial payables (euro 5,125 thousand), referred to current account transactions negotiated at market rates for cash management purposes and mainly refer to accounts payable to Teleleasing (euro 4,830 thousand). Trade accounts payable (euro 148,908 thousand) mainly referred to payables to Italtel (euro 112,257 thousand) and Siemens Informatica (euro 20,612 thousand). Other payables (euro 1,990 thousand) almost entirely regarded amounts due to Tiglio II.

Accounts payable to parent companies                       euro 213,969 thousand
Accounts payable to parent companies referred almost entirely to the payable to Olivetti for Group VAT.

Taxes payable                                              euro 221,261 thousand
These decreased by euro 239,291 thousand, compared to December 31, 2001, and mainly referred to:
> the payable to the Italian Treasury for withholding taxes of euro 79,750 thousand;
>    the VAT liability totaling euro 57,459 thousand;
> medium/long-term taxes payable (euro 31,920 thousand) relative to the agreement reached with
>    the Financial Administration over the assessments received in 2001.

Contributions to pension and social security institutions euro 691,021 thousand These decreased by euro 76,391 thousand compared to December 31, 2001. They included amounts owed to social security and health institutions with regard to personnel. These specifically included euro 590,084 thousand payable to INPS for the remaining balance of the estimated charges assessed for employees of the former ASST pursuant to Law No. 58/1992, described under the accounting policies.

Other liabilities                                        euro 2,731,144 thousand
These increased by euro 115,888 thousand compared to December 31, 2001. They included, in particular, liabilities for the:
> payable to customers totaling euro 1,151,549 thousand, including deposits by subscribers against telephone conversations and basic charges;
>    employee-related items amounting to euro 405,485 thousand;
> payable for the TLC license fee totaling euro 849,077 thousand. Telecom Italia contested the Ministerial Decree dated March 21, 2000 that introduced Law No. 448/1998, which set forth a new license fee as from January 1, 1999 in lieu of the previous concession fee. Consequently, it did not pay the license fee for the years 2000, 2001 and 2002;
> loan of Seat Pagine Gialle ordinary shares to Morgan Stanley (euro 175,872 thousand); the contra-entry is to "Other receivables ".

Accrued expenses and deferred income                     euro 1,103,990 thousand
(euro 704,209 thousand at December 31, 2001)

These increased by euro 399,781 thousand, compared to December 31, 2001, and included the following:

(in thousands of euro)                 12/31/2002      12/31/2001
-----------------------------------------------------------------
Accrued expenses
o production costs                            119           3,109
o financial expense                       578,929         265,069
-----------------------------------------------------------------
                                          579,048         268,178
-----------------------------------------------------------------
Deferred income
o capital grants (unavailable portion)    132,854         134,975
o production value                        389,403         297,368
o financial income                          2,685           3,688
-----------------------------------------------------------------
                                          524,942         436,031
-----------------------------------------------------------------
Total                                   1,103,990         704,209
=================================================================

Accrued financial expenses mainly relate to interest accrued on notes (euro 552,592 thousand). Deferred income mainly includes basic charges and rentals of telephone equipment (euro 298,468 thousand), the unavailable portion of capital grants received after December 31, 1992, and financial items mainly connected to loans to employees.


                                      ***

An analysis of liabilities and accrued expenses by maturity and type is provided in Annex 5.

MEMORANDUM ACCOUNTS

Memorandum accounts totaled euro 13,613,376 thousand at December 31, 2002 and can be analyzed as follows:

Guarantees provided                                     euro 10,804,761 thousand
Guarantees provided consisted of sureties (net of counter-guarantees received totaling euro 1,299,953 thousand), of which euro 10,504,478 thousand were on behalf of subsidiaries, euro 157,028 thousand on behalf of affiliated companies and euro 143,255 thousand on behalf of third parties. The guarantees were given mainly in respect of the notes issued by Sogerim (merged with Telecom Italia Finance) for a total of euro 7,964,500 thousand (part of the Global Note
Program which is completely guaranteed by Telecom Italia), other medium/long-term financial transactions, supply contracts and guarantees on bids to acquire licenses abroad.

Purchases and sales commitments                         euro  2,802,362 thousand
Purchases commitments totaling euro 2,785,119 thousand mainly consisted of commitments for the purchase of Seat Pagine Gialle shares (euro 2,416,642 thousand) relating to the put option on these same shares, described below, the commitment of euro 263,639 thousand for the early purchase of two building complexes under financial leases held by Teleleasing, located in Rome (Parco dei Medici) and Lecce, future lease obligations plus the related purchase options (euro 72,195 thousand), Telecom Italia's five-year commitment with the "Interaction Design Institute" Association of Ivrea (euro 18,889 thousand), the commitment for the purchase, from Pirelli, Camozzi, Evoluzione and Intesa, of the entire interests held by each in EPIClink for euro 9,800 thousand. Sales commitments of euro 17,243 thousand mainly referred to the agreement with Accenture for the sale of TESS (euro 10,043 thousand) and the agreement with the other shareholders of SITEBA to sell the stake held by Telecom Italia (euro 7,200 thousand).

Put option on Seat Pagine Gialle shares
---------------------------------------
Under the contract stipulated on March 15, 2000 (as subsequently amended and integrated), Telecom Italia gave Huit II a put option on No. 710,777,200 Seat Pagine Gialle shares at a strike price of euro 4.2 per share. The contract provided for the exercise of such option after the deed of merger between Seat Pagine Gialle and Tin.it was recorded in the Companies Register. Huit II later transferred the put option to JPMorgan Chase Equity Limited (JPCEL, at that time called Chase Equity Limited), together with the ownership of the corresponding Seat Pagine Gialle shares. On December 4, 2000, JPCEL renegotiated the contract with Telecom Italia, extending the period to five years, with the possibility of exercising the option at an earlier date in April and May 2003, 2004 and 2005. The time extension made it possible to defer the financial impact.

Telecom Italia International (at that time called Stet International Netherlands, a wholly-owned subsidiary of Telecom Italia) then purchased from JPCEL, through the Liberator Ltd. trust, a call option on 660,777,200 Seat Pagine Gialle ordinary shares with the same expiry date and strike price as the put option, paying a total premium of euro 747,016,226. Moreover, for the purpose of transferring the effects of this latter transaction to Telecom Italia, a call option was stipulated, with the same features, between the same Telecom Italia and Telecom Italia International.

On February 25, 2002, Telecom Italia concluded the renegotiation of the December 4, 2000 put and call options with the JPMorgan Chase group.

In particular, it was agreed to reduce the price to exercise the aforementioned options from euro 4.2 to euro 3.4 per share; in view of the reduction, Telecom Italia agreed to pay JPMorgan Chase an amount of euro 568,622 thousand at the original expiration date of December 2005, unless Telecom Italia's elected to pay the consideration earlier, in which case the consideration would be discounted to its present value at the time of payment.

It was also agreed to eliminate the right of either party to exercise the options at an earlier date, which therefore expire on December 6, 2005, except for Telecom Italia's right to exercise part of the call options beforehand; the early exercise of the option per tranche, beginning from December 2004, covers 355 million Seat Pagine Gialle shares.

As a result of this renegotiation, the aforementioned expense connected with the revision of the strike price of the options (euro 568,622 thousand) was recorded in the caption "due to other lenders" and had no effect on the statement of income for the period following the utilization of the reserve for risks and charges set aside, for the same amount, at the end of 2001 for the estimated nonrecoverability of the original price of the put option. In November, this liability was extinguished by Telecom Italia at an earlier date by paying JP Morgan Chase consideration equal to euro 499,822 thousand, corresponding to the present value of the liability.

Furthermore, the valuation of the forward commitment to purchase Seat Pagine Gialle shares at the end of 2002 led to a provision in the reserves for risks and charges (other reserves) of euro 1,941,843 thousand. This was to account for the estimated nonrecoverability of the option exercise price as a result of the decision, taken in conjunction with the redefinition of the strategy of the Telecom Italia Group, of no longer considering the "Directories" business of Seat Pagine Gialle to be of strategic interest.

Other memorandum accounts                                    euro 6,253 thousand
These mainly referred to assets of third parties on loan, on deposit for safekeeping or for similar purposes (euro 5,289 thousand).

                                      ***

Moreover:

o the Company issued weak letters of patronage totaling euro 1,154,651 thousand, chiefly on behalf of subsidiaries and affiliated companies to guarantee insurance polices, lines of credit and overdraft arrangements;
o assets held by third parties on loan, on deposit for safekeeping or for similar purposes amounted to euro 253,808 thousand and consisted of equipment leased to customers (euro 238,386 thousand), assets given on loan to the Telcal consortium (euro 50 thousand) and telephone cards owned by the company and held by third parties (euro 15,372 thousand);
 o guarantees provided by others for Company obligations totaled euro 2,297,431 thousand and consisted of a guarantee provided by Telecom Italia Finance, in the form of a Direct Participation Letter of Credit (euro 1,940,000 thousand) to JPMorgan Chase Equity Limited to guarantee the performance of the obligations relating to the put option on Seat Pagine Gialle shares, sureties provided to guarantee the proper performance of non-financial contractual obligations (euro 349,931 thousand) and a banking surety (euro 7,500 thousand) provided in order to take part in a bid set up by the Lombardy Region for the Regional Service Card-Health Care Information System;
o the shares of employees and private shareholders deposited at December 31, 2002 with Telecom Italia, and therefore subdeposited with Monte Titoli S.p.A., were equal to euro 67,569 thousand, whereas those awaiting assignment or in the process of being replaced totaled euro 31,168 thousand;
o at December 31, 2002, the expense fund to safeguard the holders of savings shares, set up by resolution of the Shareholders' Meeting on June 21, 1999, amounted to euro 2,176 thousand; the compensation to the common Representative of said shareholders will be paid out of this fund, as voted by the Meeting of the Savings Shareholders on October 31, 2001;
o the total amount of commitments at December 31, 2002 for building rental obligations to be paid to IMSER 60, Tiglio I and Tiglio II, under 21-year contracts was euro 3,817,762 thousand. The amount for each single year is euro 209,218 thousand. Furthermore, Telecom Italia provided guarantees to IMSER 60 for contractual risks on previously sold buildings for a maximum amount of euro 450,000 thousand.

Derivative financial instruments
In 2002, transactions in derivatives mainly regarded the management of debt exposure through the use of instruments to hedge interest rate and exchange rate risks. The following table gives a description of the derivative financial contracts outstanding at December 31, 2002 used to hedge medium/long-term debt positions, compared to those at December 31, 2001.

                                     Notional amount/        Notional amount/
(in millions of euro)               Capital exchanged       Capital exchanged
                                   at December 31, 2002    at December 31, 2001
-------------------------------------------------------------------------------
Interest rate swaps                        1,097                   1,437
Cross currency and
interest rate swaps                          313                     390
===============================================================================

The following table indicates the notional amount and the average interest rate to be paid/received for interest rate swaps by maturity date.

                                                           Maturity
--------------------------------------------------------------------------------------------
(in millions of euro)
                                        2003          2004          2005            2006
--------------------------------------------------------------------------------------------
Interest rate swaps:
Fixed pay rate, variable receive
rate:
o  notional amount                       568            2            18               =
o  weighted average pay rate            3.89%        4.25%         4.71%              =
o  received parameter              3 mo. Libor    3 mo. Libor   3 mo. Libor           =
                                         euro         euro          euro
--------------------------------------------------------------------------------------------
Variable pay rate, variable
receive rate:
o  notional amount                         =          152           182             175
o  paid parameter                          =     6 mo. Euribor 6 mo. Euribor   6 mo. Euribor
o  received parameter                      =          Rolint      Rendint         Rendint
                                                   Robot          Rendibot        Rendibot
                                                                   Rolint          Rolint
                                                                   Robot           Robot
============================================================================================

Currency forward agreements hedging exchange rate risks on short-term cash management transactions totaled euro 212 million (euro 311 million at December 31, 2001, of which euro 300 million related to forward rate agreements and euro 11 to currency forward agreements.

STATEMENTS OF INCOME

Production value                                        euro 17,292,712 thousand
(euro 17,537,266 thousand in 2001)

Production value, which decreased by euro 244,554 thousand compared to 2001, included the captions below.

Sales and service revenues                              euro 17,055,185 thousand
Sales and service revenues decreased by euro 253,881 thousand compared to 2001 and are shown gross of the amount due to other carriers (euro 3,646,360 thousand), which are recorded, for the same amount, in production cost.

A breakdown of sales and service revenues by type of business and geographical area, as required under Article 2427, paragraph 10 of the Italian Civil Code, is provided below:

Breakdown by type of business
(in thousands of euro)                2002         2001      Change
---------------------------------------------------------------------
Sales:
- telephone products                 251,549      260,207      (8,658)
- other goods                            344        3,751      (3,407)
---------------------------------------------------------------------
                                     251,893      263,958     (12,065)
---------------------------------------------------------------------
Services:
- Traffic (*):                     8,280,672    8,813,352    (532,680)
- Basic charges                    7,740,044    7,270,113     469,931
- Activation fees                    323,679      259,871      63,808
- Other                              458,897      701,772    (242,875)
---------------------------------------------------------------------
                                  16,803,292   17,045,108    (241,816)
---------------------------------------------------------------------
Total                             17,055,185   17,309,066    (253,881)
=====================================================================

Breakdown by geographical area
(in thousands of euro)                2002        2001       Change
----------------------------------------------------------------------
Italy                             15,834,630   15,823,442      11,188
Rest of Europe                       691,625      810,590    (118,965)
North America                        230,833      231,612        (779)
Central and South America            100,626      215,307    (114,681)
Australia, Africa and Asia           197,471      228,115     (30,644)
---------------------------------------------------------------------
Total                             17,055,185   17,309,066    (253,881)
=====================================================================

Traffic revenues, in particular, were composed of the following:

(in thousands of euro)                2002         2001      Change
---------------------------------------------------------------------
o Traffic by Telecom Italia customers:
- domestic                         5,234,151    6,005,914    (771,763)
- outgoing non-domestic              419,355      482,584     (63,229)
- special services and other         580,947      480,553     100,394
                                   6,234,453    6,969,051    (734,598)
---------------------------------------------------------------------
o Traffic by other operators:
- domestic                         1,220,164    1,042,499     177,665
- foreign correspondents             826,055      801,802      24,253
                                   2,046,219    1,844,301     201,918
---------------------------------------------------------------------
Total                              8,280,672    8,813,352    (532,680)
=====================================================================

Revenues for pre-billed basic charges were composed of the following:

(in thousands of euro)                2002         2001      Change
---------------------------------------------------------------------
o Network access                   4,390,525    4,073,343     317,182
o TLC operator interconnections    1,043,749      924,581     119,168
  - mobile operators                 554,581      563,147      (8,566)
  - wireline carriers                489,168      361,434     127,734
o Transmission and outsourcing       610,197      675,207     (65,010
o Subscriptions to services          639,103      581,659      57,444
o Maintenance and rental             780,437      822,633     (42,196)
o Discount packages                  276,033      192,690      83,343
---------------------------------------------------------------------
Total                              7,740,044    7,270,113     469,931
=====================================================================

As regards the geographical breakdown of revenues from sales and services, the "Rest of Europe", "North America", "Central and South America" and "Australia, Africa and Asia" referred almost entirely to revenues from traffic to and from these geographical areas.

Transactions for revenues from sales and services with subsidiaries, affiliated companies and parent companies totaled euro 1,308,364 thousand. In particular they refer to:
<<   TIM (euro 723,280 thousand) - revenues for mobile-fixed interconnections and lines leased;
<<   Telespazio (euro 87,582 thousand) - sale of satellite capabilities;
<<   Path.Net (euro 82,774 thousand) - TLC services and infrastructures dedicated to the Public Administration;
<<   Seat Pagine Gialle (euro 57,894 thousand) - telecommunications services;
<<   Teleleasing (euro 105,222 thousand) - sales of products;
<<   I.T. Telecom (euro 36,313 thousand) - telecommunications services.

Transactions for revenues from sales and services with other related parties totaled euro 20,445 thousand and refer to . In particular they refer to telecommunications services provided to Pirelli group (euro 5,448 thousand) and to Edizione Holding group (euro 14,997 thousand).

Changes in inventory of contract work in process               euro 275 thousand

Changes in inventory of contract work in process represented the difference between the increase in work in progress and the decrease as a result of completed contracts.

Increases in capitalized internal construction costs        euro 10,583 thousand

These consisted entirely of capitalized labor costs. The item increased by euro 4,968 thousand compared to 2001.

Other revenues and income                                  euro 226,669 thousand
Other revenues and income included the following:



(in thousands of euro)                                 2002      2001   Change
------------------------------------------------------------------------------
Operating grants                                           -      278     (278)
Gains on disposal of production assets                 1,761    2,532     (771)
Reimbursements for costs of employees
  on loan at Group companies                          31,485   28,734    2,751

Capital grants recorded in income                     24,897   29,941   (5,044)
Late payment fees                                     91,042   95,658   (4,616)
Indemnification, reimbursements
  and recoveries and other
  miscellaneous income                                77,484   84,760   (7,276)
------------------------------------------------------------------------------
Total                                                226,669  241,903  (15,234)
===============================================================================

Transactions involving other revenues and income with subsidiaries, affiliated companies and parent companies totaled euro 50,328 thousand. They referred to the recovery of costs for personnel on loan and sundry services, mainly in respect of:
<< TIM (euro 19,922 thousand);
<< Seat Pagine Gialle (euro 5,356 thousand);
<< TILAB (euro 4,331 thousand);
<< I.T. Telecom (euro 4,089 thousand);
<< Finsiel (euro 2,746 thousand);


Production cost                                         euro 13,247,421 thousand
(euro 13,553,981 thousand in 2001)

Production cost, which decreased by euro 306,560 thousand compared to 2001, included the following captions:

Raw materials, supplies and merchandise                    euro 244,546 thousand

These decreased by euro 56,901 thousand, compared to 2001, mainly due to lower purchases of inventory items.

This item included euro 25,214 thousand of costs incurred on behalf of subsidiaries, affiliated companies and parent companies mainly in reference to Teleleasing (euro 11,423 thousand) per TLC products and Italtel (euro 7,223 thousand) for the maintenance costs of telephone exchanges.

Services                                                 euro 5,906,772 thousand
Service costs, which decreased by euro 39,189 thousand compared to 2001, included the following:


(in thousands of euro)                 2002             2001            Change
--------------------------------------------------------------------------------
Direct service costs                   493,645          702,824        (209,179)
Operating costs                      1,102,412        1,172,237         (69,825)
Marketing costs                        522,738          574,541         (51,803)
Know-how development costs             141,617           81,484          60,133
Amounts due to other carriers        3,646,360        3,414,875         231,485
--------------------------------------------------------------------------------
Total                                5,906,772        5,945,961         (39,189)
================================================================================

An analysis of the composition of such costs shows the following:
a) "direct service costs" included the operating and maintenance costs of the TLC network (euro 184,782 thousand), operating and maintenance costs of customer installations (euro 80,193 thousand), public telephone installations (euro 61,867 thousand), the satellite systems (euro 49,164 thousand) and rented products (euro 49,200 thousand);
b) "operating costs" referred to the operating and maintenance costs of buildings, motor vehicles, information systems as well as general expenses. In particular, operating costs included euro 276,919 thousand for information systems, euro 80,024 thousand for the operating and maintenance of buildings and technological plant, euro 143,215 thousand for electricity for buildings and installations; euro 121,811 thousand for indirect personnel costs, euro 32,502 thousand for motor vehicle costs and euro 51,743 thousand for miscellaneous professional services;
c) "marketing costs" included selling expenses, after-sales assistance, customer relations, advertising and promotion. In particular, such costs included euro 148,304 thousand for advertising and promotions, euro 91,198 thousand for outsourcing costs from Postel for printing telephone bills and transportation costs for telephone books, euro 60,411 thousand for trade agreements with Internet Service Providers, euro 170,711 thousand for compensation to dealers and other commercial costs and euro 27,992 thousand for product sales costs;
d) "know-how development costs" consisted mainly of expenditures for studies and research (euro 61,401 thousand) and consulting fees (euro 60,337 thousand);
e) "amounts due to other carriers" mainly comprised euro 2,047,673 thousand due to Italian mobile operators, euro 808,814 thousand to domestic fixed carriers and euro 744,857 thousand to foreign correspondents.

The costs for services included euro 2,131,465 thousand regarding transactions with subsidiaries, affiliated companies and parent companies. They referred, in particular, to:
<<   TIM (euro 1,292,480 thousand) - amounts due for telecommunications services;
<<   I.T. Telecom (euro 324,078 thousand) - operating information systems;
<<   Seat Pagine Gialle (euro 86,851 thousand), Etec S.A. (euro 39,291 thousand), Entel Chile (euro 37,089 thousand) - TLC services;
<<   TILAB (euro 52,145 thousand) - studies and research costs;
<<   Telespazio (euro 37,277 thousand) - use of satellite circuits;
<<   TESS (euro 25,819 thousand) - outsourcing of administration requirements for personnel.

Use of property not owned                                  euro 599,807 thousand

Use of property not owned, which decreased by euro 19,692 thousand, compared to 2001, included mainly "service costs " of euro 187,879 thousand (for the lease of TLC lines and satellite systems), and "operating costs" of euro 411,928 thousand (for building rentals, building and vehicle leases and equipment rentals). As regards lease installments, principal and interest totaled, respectively, euro 19,123 thousand and euro 19,393 thousand.

This item comprised euro 250,392 thousand of costs for the use of property not owned relating to subsidiaries, affiliated companies and parent companies. They regarded, in particular:

<<   IM.SER (euro 152,553 thousand), Telemaco Immobiliare (euro 36,776 thousand) and Tiglio I (euro 16,682 thousand) - building rentals;
<<   Teleleasing (euro 34,795 thousand) - mainly building leases.

Personnel                                                euro 2,582,956 thousand

Personnel costs decreased by euro 61,284 thousand. They comprised "wages and salaries" (euro 1,823,410 thousand), "social security contributions" (euro 577,147 thousand), "termination indemnities" (euro 138,991 thousand) and "other costs" (euro 43,408 thousand). Personnel costs include the costs of employees on loan to other Group companies (euro 31,485 thousand) and recovered from the same Group companies and the income from the recovery of such costs is recorded in "Other revenues and income".

A comparative breakdown of the average number of employees by professional category is given below:


                              2002        2001        Change
------------------------------------------------------------
Executives                      948       1,005         (57)
Middle management             1,688       1,655          33
Clerical staff               47,223      49,953      (2,730)
Technicians                   7,519       8,846      (1,327)
------------------------------------------------------------
Total                        57,378      61,459      (4,081)
============================================================

Amortization, depreciation and writedowns                euro 3,359,117 thousand

Amortization, depreciation and writedowns, which decreased by euro 120,664 thousand compared to 2001, included the following:

Amortization of intangible assets                          euro 566,495 thousand

Amortization of intangible assets decreased by euro 51,070 thousand and referred to the following assets:

(in thousands of euro)                 2002         2001        Change
----------------------------------------------------------------------
Industrial patents and intellectual
  property rights                    528,084      578,542      (50,458)
Concessions, licenses trademarks
and similar rights                    14,887           37       14,850
Goodwill                                   4            -            4
Other intangibles                     23,520       38,986      (15,466)
----------------------------------------------------------------------
Total                                566,495      617,565      (51,070)
======================================================================


Depreciation of fixed assets                             euro 2,453,875 thousand

Depreciation of fixed assets decreased by euro 249,799 thousand compared to 2001 on account of the reduction in depreciable assets and the change in the mix of depreciable assets.

The average depreciation rate, calculated by taking into account the above depreciation charge and the assets being depreciated, is equal to 8.0% (8.4% in 2001).

The following table shows the depreciation charge for each asset category and the related depreciation rate:

(in thousands of euro)               2002                 2001           Change
--------------------------------------------------------------------------------
Land and building              3.3%      86,867     3.3%      89,888     (3,021)
Plant and machinery            8.3%   2,295,904     8.8%   2,548,024   (252,120)
Manufacturing and
  distribution equipment      19.4%      16,002    23.9%      18,806     (2,804)
Other fixed assets            22.7%      55,102    19.0%      46,956      8,146
                                      ---------            ---------   --------
Total                                 2,453,875            2,703,674   (249,799)
                              ==================================================

Other writedowns of intangibles and fixed assets            euro 39,307 thousand

Other writedowns of intangibles and fixed assets included euro 18,206 thousand for the writedoff of the Indefeasible Rights of Use - IRUs, transferred on December 31, 2002 to Telecom Italia Sparkle as part of the contribution of the "International Wholesale Services" business segment, euro 3,499 thousand for the writedown of industrial buildings and euro 17,206 thousand for the writedown of telephone exchanges.

Writedowns of receivables included in current
assets and liquid assets                                   euro 317,042 thousand

This item comprises provisions to the allowance for doubtful accounts and includes euro 299,642 thousand in respect of trade accounts receivables from customers and euro 17,400 thousand in respect of trade accounts receivable from subsidiaries set aside in respect of the risk of uncollectibility of receivables from Telecom Italia International verso Telekom Srbija.

Changes in inventories of raw materials,
supplies and merchandise                                     euro 7,597 thousand

The change is due to lower purchases in respect of supplies destined for sale and maintenance following the optimization of inventory levels and also takes into account writedowns for obsolete materials and materials with diminished utilization.


Provisions for risks                                        euro 44,119 thousand

These refer to provisions made to the "reserve for litigation" to cover expenses connected with the probable outcome of disputes with third parties of euro 3,150 thousand and to the "reserve for contractual risks and other risks" to cover risks stemming from the settlement of trade and regulatory questions of euro 40,969 thousand.


Miscellaneous operating costs                              euro 484,905 thousand

Miscellaneous operating costs, which increased by euro 3,008 thousand compared to 2001, included the following:

Losses on disposal of assets                                euro 31,386 thousand

These losses mainly refer to the disposal of fixed assets relating to public telephone installations.

License fee                                                euro 224,769 thousand

The TLC license fee decreased by euro 64,813 thousand compared to 2001, owing to a reduction in the revenue base and a reduction in the rate which decreased from 2.5% in 2001 to 2% in 2002; this item mainly includes the fee on amounts invoiced under Law No. 448/1998 (euro 203,826 thousand), the fee for the assignment of available numbers (euro 7,800 thousand) and the free for the use of radio frequencies (euro 8,746 thousand) established by the Ministerial Decree of February 5, 1998, in addition to the contribution for the operation of the regulatory body (euro 3,895 thousand).

Other miscellaneous costs                                  euro 228,750 thousand

Other miscellaneous costs, which increased by euro 61,182 thousand, include the following:



(in thousands of euro)                                  2002     2001   Change
-------------------------------------------------------------------------------
o Other indirect duties and annual taxes,
  relating mainly to the local property tax,
  local duties, stamp and register tax, vehicle
  tax, Technical and Finance Office
  taxes and permits, license tax on mobile equipment   84,991   87,857   (2,866)
o contributions and membership fees                    15,842   14,601    1,241
o losses due to settlements                            45,305   10,381   34,924
o losses on the sale of receivables                    59,099   36,769   22,330
o other costs, essentially relating to
  compensation due to customers under
  service regulations for delays in
  hookups or line transfers, damages paid
  to third parties for line installations
  and maintenance                                      23,513   17,960    5,553
-------------------------------------------------------------------------------
Total                                                 228,750  167,568   61,182
===============================================================================

Financial income and expense                             euro 1,031,244 thousand
(euro 397,336 thousand in 2001)

The income balance, net, of financial income and expense, which increased by euro 633,908 thousand, compared to 2001, included the following:


(in thousands of euro)                           2002         2001       Change
--------------------------------------------------------------------------------
Income from equity investments        (A)     2,117,757     2,022,090    95,667
Other financial income                (B)       205,114       188,052    17,062
Interest and other financial expense  (C)     1,291,627     1,812,806  (521,179)
--------------------------------------------------------------------------------
Total                                 (A+B-C) 1,031,244       397,336   633,908
================================================================================

Income from equity investments referred to the following:

(in thousands of euro)                       2002           2001        Change
-------------------------------------------------------------------------------
Dividends from subsidiaries,
  affiliates and other companies         1,413,709       1,304,634      109,075
Other income from equity investments:
 o tax credits on dividends                702,440         717,456      (15,016)
 o gains on sales of investments             1,608               -        1,608
                                           704,048         717,456      (13,408)
-------------------------------------------------------------------------------
Total                                    2,117,757       2,022,090       95,667
===============================================================================


Dividends can be analyzed as follows:

(in thousands of euro)               2002                             2001                              Change
---------------------------------------------------------------------------------------------------------------------------
Dividends from
subsidiaries             Accrued   Received      Total    Accrued   Received       Total    Accrued     Received      Total
---------------------------------------------------------------------------------------------------------------------------
o TIM                    143,225  1,051,511  1,194,736    940,117      7,398     947,515   (796,892)   1,044,113    247,221
o Finsiel                152,989          -    152,989     26,682        280      26,962    126,307         (280)   126,027
o Atesia                  14,236          -     14,236     19,625          -      19,625     (5,389)           -     (5,389)
o Saiat                   22,984          -     22,984      6,792    249,059     255,851     16,192     (249,059)  (232,867)
o Saritel                      -          -          -      6,445          -       6,445     (6,445)           -     (6,445)
o Emsa                         -     11,140     11,140      2,795          -       2,795     (2,795)      11,140      8,345
o Tecnoservizi Mobili        102          -        102          -          -           -        102            -        102
o Telecom Italia Gmbh          -        180        180          -        180         180
o TELIMM                       -        107        107          -          -           -          -          107        107
---------------------------------------------------------------------------------------------------------------------------
                         333,536  1,062,938  1,396,474  1,002,456    256,737   1,259,193   (668,920)     806,201    137,281
---------------------------------------------------------------------------------------------------------------------------

Dividends from affiliated          Received      Total              Received       Total                Received      Total
companies
o Eutelsat                                -          -                32,265      32,265                 (32,265)   (32,265)
o Nortel Argentina                        -          -                 4,372       4,372                  (4,372)    (4,372)
o Siemens Informatica                     -          -                 4,186       4,186                  (4,186)    (4,186)
o Siteba                                316        316                   233         233                      83         83
o Telemaco Immobiliare               16,456     16,456                     -           -                  16,456     16,456
---------------------------------------------------------------------------------------------------------------------------
                                     16,772     16,772                41,056      41,056                 (24,284)   (24,284)
---------------------------------------------------------------------------------------------------------------------------

Dividends from other               Received      Total              Received       Total                Received      Total
companies
o Intelsat                                -          -                 3,044       3,044                  (3,044)    (3,044)
o Accel                                   -          -                   990         990                    (990)      (990)
o SIA                                   307        307                   279         279                      28         28
o Emittenti Titoli                      156        156                    72          72                      84         84
                                        463        463                 4,385       4,385                  (3,922)    (3,922)
---------------------------------------------------------------------------------------------------------------------------
Total                    333,536  1,080,173  1,413,709  1,002,456    302,178   1,304,634    (668,920)    777,995    109,075
===========================================================================================================================

Tax credits on dividends related to dividends from subsidiaries accrued in 2002 (euro 187,614 thousand) and received in 2002 (euro 514,826 thousand).

Other financial income included the following:
                                                          2002                      2001         Change
----------------------------------------------------------------------------------------------------------
                                          Included in  Included in
                                           long-term     current
(in thousands of euro)                    investments     assets        Total
----------------------------------------------------------------------------------------------------------
Interest and fees on:
o accounts receivable
  o from subsidiaries                         3,420       35,859       39,279        59,629       (20,350)
  o from affiliated companies                 1,265        2,551        3,816         8,336        (4,520)
  o from others                              12,458            -       12,458        11,918           540
o banks and the Postal Administration         7,990            -        7,990         3,966         4,024
o securities                                      -          638          638             -           638
----------------------------------------------------------------------------------------------------------
                                             25,133       39,048       64,181        83,849       (19,668)
----------------------------------------------------------------------------------------------------------
Foreign exchange gains                                                 38,619        38,971          (352)
Income on derivative financial instruments                             22,812        50,398       (27,586)
Other income                                                           79,502        14,834        64,668
----------------------------------------------------------------------------------------------------------
Total                                                                 205,114       188,052        17,062
=========================================================================================================

Other financial income included euro 43,095 thousand of interest and fees on receivables from subsidiaries, affiliated companies and parent companies almost all of which refer to interest on current accounts for cash management purposes, mainly with:
<< I.T. Telecom (euro 9,568 thousand);
<< TIM (euro 6,772 thousand);
<< TILAB (euro 4,583 thousand);
<< Telespazio (euro 2,404 thousand);
<< Stream (euro 2,166 thousand);
<< Sogei (euro 2,029 thousand);
<< Stet Hellas (euro 3,420 thousand) - income on long-term receivables in long-term investments.

Interest and other financial expense can be analyzed as follows:

                                               2002                             2001        Change
----------------------------------------------------------------------------------------------------
                                    Medium/long-  Short-term
(in thousands of euro)                 term debt  borrowings     Total
----------------------------------------------------------------------------------------------------
Interest and fees:
o subsidiaries                                 -    217,345      217,345       257,800      (40,455)
o affiliated companies                         -        915          915         1,455         (540)
o banks                                   84,505     58,209      142,714       563,347     (420,633)
o other lenders                           41,927      5,291       47,218        48,346       (1,128)
o suppliers                                    -        174          174           858         (684)
o others                                  20,987      1,515       22,502        13,878        8,624
---------------------------------------------------------------------------------------------------
                                         147,419    283,449      430,868       885,684     (454,816)
---------------------------------------------------------------------------------------------------
Interest, premiums and other similar
charges on notes                         645,366          -      645,366       215,328      430,038
Accrued portion of issue discounts
and similar charges on loans                   -      7,508        7,508         2,197        5,311
Forward commitment to purchase
Seat Pagine Gialle shares                      -          -            -       568,622     (568,622)
Provision to allowance for doubtful
financial accounts receivable from             -     27,167       27,167             -       27,167
affiliated companies
Provision to the allowance for
doubtful receivable for the "Deferred
Purchasing Price"                              -     12,520       12,520        29,400      (16,880)
Expenses on derivative financial          20,807          -       20,807        29,234       (8,427)
instruments
Foreign exchange losses                        -     53,640       53,640        34,255       19,385
Other financial expense                        -     93,751       93,751        48,086       45,665
---------------------------------------------------------------------------------------------------
Total                                    813,592    478,035    1,291,627     1,812,806     (521,179)
===================================================================================================

                                                                                                209

Interest and other financial expense included euro 218,260 thousand of interest and fees on payables to subsidiaries, affiliated companies and parent companies principally with regard to:
<<   Telecom Italia International (euro 159,358 thousand) - financial expenses on the call option on Seat Pagine Gialle shares as part of the put option on the same shares;
<<   TIM (euro 17,652 thousand) and Seat Pagine Gialle (euro 16,570 thousand) -
     interest expenses accrued on current accounts for cash management purposes.

Value adjustments to financial assets                     -euro 654,333 thousand
(-euro 774,881 thousand in 2001)

This item refers to the writedowns of investments in the following companies:

---------------------------------------------------------------------------------------------------------
                                          Writedowns to the     Writedowns recorded in the
(in thousands of euro)                    carrying values          reserve for losses of
                                                                subsidiaries and affiliates       Total
---------------------------------------------------------------------------------------------------------
Recorded in long-term investments
o Stream                                      246,354                          -                  246,354
o Finsiel                                     115,000                          -                  115,000
o Telecom Italia Finance                       16,414                     66,903                   83,317
o Latin American Nautilus                      15,054                          -                   15,054
o TILAB                                        38,469                          -                   38,469
o IT Telecom                                   26,959                          -                   26,959
o Nordcom                                      26,902                          -                   26,902
o Nortel Inversora                             19,114                          -                   19,114
o Trainet                                           -                      2,425                    2,425
o Telecom Italia of North America               1,337                          -                    1,337
o Other companies                               2,095                      2,105                    4,200
---------------------------------------------------------------------------------------------------------
Total                                         507,698                     71,433                  579,131
---------------------------------------------------------------------------------------------------------
Recorded in short-term financial assets
o TIM                                          75,200                          -                   75,200
o Seat Pagine Gialle                                2                          -                        2
---------------------------------------------------------------------------------------------------------
Total                                          75,202                          -                   75,202
=========================================================================================================

Extraordinary income and expense                        -euro 6,093,178 thousand
(-euro 2,892,922 thousand in 2001)

Extraordinary income and expense showed a net expense balance, with an increase of euro 3,200,256 thousand compared to 2001. Details are as follows:

(in thousands of euro)                                        2002          2001        Change
-----------------------------------------------------------------------------------------------
Income
o gains on disposals                                         451,942      264,388       187,554
o interest on pre-amortization interest Law 58/1992          131,188         --         131,188
o release of sundry reserves to income                        59,360      120,478       (61,118)
o recovery of centralized expenses                           191,997         --         191,997
o other                                                       48,942      110,346       (61,404)
-----------------------------------------------------------------------------------------------
                                                      (A)    883,429      495,212       388,217
-----------------------------------------------------------------------------------------------
Expense
o Purchase commitment on Seat Pagine Gialle                1,941,843         --       1,941,843
o provisions and writedowns of investments                 3,823,623    2,526,768     1,296,855
  o restructuring costs (employee reduction plans,
    territorial and other layoffs)                           378,806      202,556       176,250
o expenses under ex Law 58/1992                              153,615      155,245        (1,630)
o INPS extraordinary contribution to abolish FPT              71,234       71,431          (197)
o charges for centralized expenses                           191,997         --         191,997
o prior period expense for telephone cards                   157,963         --         157,963
o expenses for the sale of Stream                             21,562      247,373      (225,811)
o provision for other sales of investments                    89,126       55,877        33,249
o other                                                      146,838      128,884        17,954
                                                      (B)  6,976,607    3,388,134     3,588,473
-----------------------------------------------------------------------------------------------
Total                                               (A-B) (6,093,178)  (2,892,922)   (3,200,256)
===============================================================================================

In particular:

Extraordinary income related to the following:
o gains realized on the sales of investments in Telemaco Immobiliare (euro 134,420 thousand), Telespazio (euro 46,767 thousand), IMMSI (euro 50,627 thousand), EMSA (euro 69,524 thousand), the contribution of the "Asset Management " business segment to Tiglio II, (euro 126,355 thousand), the sale of the "non-facility" business segment (property, project e agency) to the Pirelli & C. Real Estate Group (euro 15,163 thousand), the sale of the "Training" business segment to Telecom Italia Learning Services (euro 1,900 thousand) and the disposal of buildings (euro 6,782 thousand);
o prior period income arising from the recovery of accrued pre-amortization interest (euro 131,188 thousand) on the expenses for employee benefit obligations under Law 58/1992 that were paid, with reserve, to INPS up to 1999 following the termination of litigation after the courts ruled in Telecom Italia's favor;
o recovery, from subsidiaries (mainly Telecom Italia International and TIM International), of expenses connected with extraordinary transactions (euro 191,997 thousand) incurred by Telecom Italia on their behalf;
o release to income (euro 59,360 thousand) of a part of the reserve for risks and charges, set up in 2001 to cover the expenses connected with the agreement for the sale of Stream to News Corporation and Vivendi Universal/Canal+, after the parties did not go through with the agreement;
o    other prior period income of euro 48,942 thousand.

Extraordinary expenses comprised the following:
o writedown of the investment in Seat Pagine Gialle (euro 2,690,503 thousand) and the provision for the forward commitment to purchase Seat Pagine Gialle shares (euro 1,941,843 thousand);
o extraordinary provisions regarding the investments in Netesi (euro 31,227 thousand) and Telecom Italia International (euro 1,101,893 thousand), the latter mainly in conjunction with the expenses on the sale of the investment in 9Telecom to LDCom (euro 388,328 thousand), the loss on the sale of Telekom Austria (euro 187,951 thousand), the writedown of Netco Redes (euro 102,727 thousand), and the writeoff of the carrying value of the investment in Nortel Inversora (euro 37,000 thousand);
o expenses and provisions (euro 378,806 thousand) for corporate restructuring relating to employees cutbacks and layoffs;

o expenses under Law 58/1992 (euro 153,615 thousand) to cover employees under the former fund "Telephone Employees Pension Fund" (FPT), which became part of the general "Employees Pension Fund", in accordance with the 2000 Finance Bill ;
o expenses incurred on behalf of Group companies and recovered from the same companies (euro 191,997 thousand);
o extraordinary contribution to INPS, euro 71,234 thousand, (established by the 2000 Finance Bill for the three years 2000 - 2002);
o provisions following the guarantees provided upon the disposals of Italtel (euro 15,000 thousand) and Telespazio (euro 38,200 thousand) and at the time of the reorganization of real estate assets (Progetto Tiglio) euro 29,500 thousand, as well as other matters, euro 28,780 thousand, of which euro 21,562 thousand refers to relations with Stream;
o prior period expenses (euro 157,963 thousand) relating to the adjustment of the estimated value of unused prepaid telephone cards as a result of the introduction of technical data collection procedures;
o other prior period expenses of euro 146,838 thousand relating mainly to expenses connected with extraordinary transactions, damage compensation to third parties and sundry charges.

Income taxes                                               -euro 25,600 thousand
(euro 562,022 thousand in 2001)

Income taxes showed a credit balance of euro 25,600 thousand and comprised current income tax expense of euro 919,471 thousand and deferred tax credits of euro 945,071 thousand. The total reduction of euro 587,622 thousand compared to 2001 is the result of the loss for the year, which was mainly caused by the aforementioned writedowns of investments which contributed to the increase in deferred tax credits.
Income taxes can be broken down into a credit for taxes on income (IRPEG) of euro 325,049 thousand and the expense for the Regional Tax on Production Activities (IRAP) of euro 299,449 thousand. Details used in the determination of income taxes in 2002 are as follows:

(in thousands of euro)                                    IRPEG          IRAP         TOTAL
--------------------------------------------------------------------------------------------
Theoretical taxes                                  (A)  (601,551)      297,549      (304,002)
o Temporary differences taxed and deductible in
  future years
  - dividends accrued                                   (187,614)         --        (187,614)
  - writedowns of receivables                            135,103          --         135,103
  - provision to the reserves for risks and charges      149,382          --         149,382
  - writedowns of investments                          1,155,060                   1,155,060
  - net change relating to installation writedowns
    and other items                                       86,154         3,193        89,347
o Reversal of prior years' temporary differences
  - prior years' dividends received                      563,881                     563,881
  - writedowns of receivables                            (83,995)      (83,995)
  - provision to the reserves for risks and              (70,780)          (46)      (70,826)
    charges
  - writedowns of investments                            (31,876)                    (31,876)
  - net change relating to installation writedowns
    and other items                                      (73,056)       (4,701)      (77,757)
o  Permanent differences                                 202,925         1,900       204,825
o  Differences arising from tax benefits                 (81,621)         --         (81,621)
o  Tax credits                                          (576,881)         --        (576,881)
o  Substitute tax and foreign taxes                       43,177          --          43,177
--------------------------------------------------------------------------------------------
Current income taxes                                     628,308       297,895       926,203
--------------------------------------------------------------------------------------------
Deferred income taxes, net                              (953,357)        1,554      (951,803)
--------------------------------------------------------------------------------------------
Taxes booked to statement of income                (B)  (325,049)      299,449       (25,600)
============================================================================================

                                      ***

The following Annexes numbered 1 to 5 are an integral part of these notes.

OTHER INFORMATION

Compensation to Directors, Statutory Auditors and General Manager
In compliance with the art. 78 giving effect to Legislative Decree 58 dated February 24, 1998, that was adopted by Consob under resolution No. 11971 of May 14, 1999 and subsequent changes and integrations, the compensation to which the Directors, Statutory Auditors and General Manager are entitled for fiscal 2002 are presented in the following table.
The column "Fees for the post held in the company preparing the financial statements" includes the pertinent fees voted by the Telecom Italia S.p.A. Shareholders' Meeting and the compensation pursuant to ex art. 2389, paragraph 2, of the Italian Civil Code.
The column "Non-cash benefits" refer to fringe benefits subject to taxes based on current tax laws.
The column "Bonuses and other incentives" include one-off compensation.
The column "Other compensation" includes: (i) fees due for posts held in listed and unlisted subsidiaries; (ii) employee compensation (gross of the employees' portion of social security charges and taxes, excluding the employers' portion of obligatory social security contributions and expenses for employee termination indemnities).

INDIVIDUAL                         DESCRIPTION OF POST                                COMPENSATION (in thousands of euro)
-------------------------------------------------------------------------------------------------------------------------
                                                                                Fees for
                                                                                the post
                                                                               held in the
                                                                                company
                                                                 Expiration     preparing
                                                                   date of         the                  Bonuses    Other
                                                                   term of      financial    Non-cash  and other  compen-
First and last name         Post held          Term of office      office      statements    benefits  incentives  sation
-------------------------------------------------------------------------------------------------------------------------
BOARD OF DIRECTORS
-------------------------------------------------------------------------------------------------------------------------
Marco
  TRONCHETTI PROVERA     Chairman              1/1-12/31/2002    12/31/2003    1,756 1)                 1,200 2)
Gilberto BENETTON        Deputy Chairman       1/1-12/31/2002    12/31/2003      103                                 13 3)
Carlo Orazio BUORA       Managing Director     1/1-12/31/2002    12/31/2003    2,066 1)                 1,200 2)     80 4)
Riccardo RUGGIERO        Managing Director     9/5-12/31/2002    12/31/2003       71 1)                               5 5)
                         General Manager       5/7-12/31/2002                                   178      1,201      646 6)
Enrico BONDI             Managing Director     1/1-9/5/2002      12/31/2003    1,406 1)                    650      118 7)
Umberto COLOMBO          Director              1/1-12/31/2002    12/31/2003      155 8)
Francesco DENOZZA        Director              1/1-12/31/2002    12/31/2003      103
Luigi FAUSTI             Director              1/1-12/31/2002    12/31/2003      155 8)
Guido FERRARINI          Director              1/1-12/31/2002    12/31/2003      155 9)
Paolo GRANDI             Director              1/1-25/7/2002     12/31/2003       60 10)
Natale IRTI              Director              1/1-12/31/2002    12/31/2003      155 9)
Gianni MION              Director              1/1-12/31/2002    12/31/2003      103 11)                           183 12)
Pietro MODIANO           Director              7/26-12/31/2002   12/31/2003       34 13)
Massimo MORATTI          Director              1/1-12/31/2002    12/31/2003      103
Carlo Alessandro
  PURI NEGRI             Director              1/1-12/31/2002    12/31/2003      103
Pier Francesco
  SAVIOTTI               Director              1/1-12/31/2002    12/31/2003      155 8)
Roberto ULISSI           Director              1/1-12/31/2002    12/31/2003      155 14)
-------------------------------------------------------------------------------------------------------------------------
BOARD OF STATUTORY
  AUDITORS
-------------------------------------------------------------------------------------------------------------------------
Paolo GERMANI            Chairman              1/1-12/31/2002    2003            155 15)
Mario BOIDI              Acting Auditor        1/1-12/31/2002    2003            116
Paolo GOLIA              Acting Auditor        1/1-12/31/2002    2003            116
Fabrizio QUARTA          Acting Auditor        1/1-12/31/2002    2003            116
Gianfranco ZANDA         Acting Auditor        1/1-12/31/2002    2003            116                               129 16)
-------------------------------------------------------------------------------------------------------------------------

(1) The amount includes the compensation ex art. 2389, section 2, of the Italian Civil Code.
(2) The amount refers to year 2002, was voted by the Board of Directors on March 11, 2003 and will be paid in the current year.
(3) Compensation for the post of Director in the subsidiary Seat Pagine Gialle.
(4) Compensation for the post of Chairman and Deputy Chairman in the subsidiary Telecom Italia Mobile not received but paid over to Telecom Italia.
(5) Compensation for the post of Director in the subsidiary Holding Banca della Rete not received but paid over to Telecom Italia.
(6) Employee income.
(7) Compensation for the post of Chairman of the subsidiaries Telecom Italia Mobile, Telespazio, Seat Pagine
    Gialle and Stream not received but paid over to Telecom Italia.


                                                                                                                     213


(8)  The amount includes the compensation paid as a member of the Compensation Committee.
(9)  The amount includes the compensation paid as a member of the Audit and Corporate Governance Committee.
(10) Compensation not received but paid over to Banca Intesa BCI.
(11) Compensation not received but paid over to Edizione Holding;
(12) Compensation for the posts of Director and Committee member in Seat Pagine Gialle and Director and Deputy Chairman
     in Telecom Italia Mobile not received but paid over to Edizione Holding.
(13) Compensation not received but paid over to Unicredito.
(14) The amount includes the compensation paid as a member of the Audit and Corporate Governance Committee paid over by the person to the Administration Fund of the entity for which he works.
(15) Compensation for the post not received by the person but paid over to the Administration Fund of the entity for which he works.
(16) Compensation for the post of Chairman of the Board of Statutory Auditors in the subsidiary IT Telecom and Acting
     Statutory Auditor in the subsidiaries Finsiel, Immsi, Telespazio and Telecom Italia Mobile. Immsi and Telespazio
     were sold on November 2002.


The following table is presented in compliance with the Legislative Decree dated February 24, 1998, that was adopted by Consob under resolution No. 11971 of May 14, 1999 and subsequent changes and integrations, relating to the stock option granted to the Directors and General Manager.

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Options
                                                                                                                    expired
                                                            New options granted             Options exercised       during
                       Options existing at 1/1/2002            during the year               during the year        the year
-----------------------------------------------------------------------------------------------------------------------------

   (A)         (B)        (1)       (2)        (3)       (4)        (5)        (6)       (7)      (8)        (9)      (10)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                           Market
                                  Exercise   Average             Exercise    Average            Exercise   average
First and                 No.     average  expiration    No.      average  expiration    No.     average   price at    No.
last name   Post held   options    price      date     options     price      date     options    price    exercise  options
-----------------------------------------------------------------------------------------------------------------------------
Riccardo    M.D./G.M.   750,000   10.488      2007      --         --          --        --        --         --        --
Ruggiero
-----------------------------------------------------------------------------------------------------------------------------
                        750,000   10.488      2008      --         --          --        --        --         --        --
-----------------------------------------------------------------------------------------------------------------------------
                        --        --          --        150,000    9.203       2008      --        --         --        --
-----------------------------------------------------------------------------------------------------------------------------
                        --        --          --        150,000    9.203       2009      --        --         --        --
-----------------------------------------------------------------------------------------------------------------------------
                        --        --          --        200,000    9.203       2010      --        --         --        --
-----------------------------------------------------------------------------------------------------------------------------

-------------------------------------------


                    Options existing
                      at 12/31/2002
-------------------------------------------
              (11)-1+4
   (A)          -7-10     (12)      (13)
-------------------------------------------

                        Exercise  Average
First and         No.   average  expiration
last name      options   price      date
-------------------------------------------
Riccardo       750,000   10.488     2007
Ruggiero
-------------------------------------------
               750,000   10.488     2008
-------------------------------------------
               150,000    9.203     2008
-------------------------------------------
               150,000    9.203     2009
-------------------------------------------
               200,000    9.203     2010
-------------------------------------------


                                                                                                                      214

                                                                                                                             ANNEX 1
LONG-TERM INVESTMENTS AND ADVANCES ON FUTURE CAPITAL CONTRIBUTIONS OF SUBSIDIARIES AND AFFILIATED COMPANIES

(in thousands of euro)                              12/31/2001                                     Changes during the year
----------------------------------------------------------------------------------     --------------------------------------------
                                              Upward                                   Purchases/
                                             adjust-         Write-       Carrying      Subscrip-      Reclassi-      Disposals
                               Cost            ments          downs          value          tions      fications          (1)
-----------------------------------------------------------------------------------------------------------------------------------
Equity investments in
  subsidiaries
ATESIA                          3,707           --             --            3,707           --             --             --
EDOTEL                            620           --             (116)           504          8,436           --             --
EMSA                           29,136            240           --           29,376           --          126,118       (155,494)
EMSA SERVIZI                    1,340           --           (1,340)          --            2,001         (2,001)          --
EPIClink                         --             --             --             --           60,254           --             --
FINSIEL                       364,251           --             --          364,251           --             --             --
IMMSI                           4,428         13,800           --           18,228           --             --          (18,228)
IN.TEL.AUDIT                     --             --             --             --            1,500           --             --
IREOS (in liquidation)            103           --             (103)          --             --             --             --
IRIDIUM ITALIA
  (in liquidation)                775           --             (775)          --             --             --             --
I.T. TELECOM                   25,823           --           (1,085)        24,738            376        142,906           --
LATIN AMERICAN
  NAUTILUS S.A                 47,863           --          (28,566)        19,297           --             --             --
MED-1 Submarine Cables              5           --             --                5           --             --             --
MEDITERRANEAN
  NAUTILUS S.A                 14,352           --             --           14,352           --             --             --
NETESI                           --             --             --             --           18,150         13,893           --
NETSIEL                       108,486           --             --          108,486           --         (108,486)          --
PATH.NET                       25,820           --             --           25,820           --             --             --
SAIAT                          34,743         11,617           --           46,360           --             --             --
SARITEL                        17,783           --             --           17,783           --          (17,783)          --
TELECOM ITALIA
  LEARNING SERVICES
  (EX SCUOLA SUPERIORE
  GUGLIELMO REISS
  ROMOLI)                       1,549           --             --            1,549           --             --             --
SEAT PAGINE GIALLE          6,732,912           --             --        6,732,912           --       (2,690,503)    (2,690,503)
SODALIA                         4,138           --              (51)         4,087           --           (4,087)          --
SOFTE                           5,882         38,056        (43,938)          --             --             --             --
TECNO SERVIZI MOBILI               53           --             --               53           --             --             --
TELECOM ITALIA AMERICA
  LATINA
(ex TELECOM ITALIA DO
  BRASIL)                       2,120           --           (2,120)          --           11,100         (6,941)          --
TELECOM ITALIA CAPITAL          1,069           --           (1,069)          --            6,826         (4,438)          --
TELECOM ITALIA GMBH
  (in liquidation)                 43           --             --               43           --             --             --
TELECOM ITALIA
  INTERNATIONAL
(ex Stet International
  Netherlands)              7,772,567           --       (2,040,842)     5,731,725           --           78,896           --
TELECOM ITALIA MOBILE       4,202,226         84,144           --        4,286,370           --             --             --
TELECOM ITALIA of
  NORTH AMERICA                 3,585           --           (1,771)         1,814          9,730        (10,207)          --
TELECONTACTCENTER                 110           --              110           --             --             --             --
TELENERGIA                       --             --             --             --               40           --             --
TELE PAY ROLL SERVICE           3,391           --             (731)         2,660           --             --             --
TELESOFT                       12,550           --             --           12,550           --          (12,550)          --
TELESPAZIO                     86,260           --           (5,816)        80,444           --             --          (80,444)
TELIMM                             18           --             --               18           --             --              (18)
TI AUSTRIA                      1,185           --             --            1,185            650         (1,835)          --
TI BELGIUM                      3,000           --             --            3,000           --           (3,000)          --
TI FRANCE                      10,308           --             --           10,308           --          (10,308)          --
TI GERMANY                      9,325           --             --            9,325           --           (9,325)          --
TI IRELAND (in
  liquidation)                   --             --             --             --             --             --             --
TI LAB                         85,157          2,588        (49,609)        38,136          5,600           --             --
TI MEDIA                       51,005           --             --           51,005           --          (51,005)          --
TI NETHERLANDS                  3,518           --             --            3,518           --           (3,518)          --
TI SPAIN                          703           --             --              703           --             (703)          --
TI SWITZERLAND                  2,631           --             --            2,631           --           (2,631)          --
TI UNITED KINGDOM               3,703           --             --            3,703            602         (4,305)          --
TI FINANCE (ex TI WEB)        550,620           --         (542,257)         8,363           --            8,050           --
TI SPARKLE (ex TMI -
  TELEMEDIA
INTERNATIONAL ITALIA)          86,521           --          (86,521)          --            6,184        692,070           --
TRAINET (in liquidation)          674           --             (674)          --             --             --             --
Consorzio Energia Gruppo
  Telecom Italia                 --             --             --             --                5           --             --
Consorzio GRUPPO STET PER
ITALIA 90
  (in liquidation)                 41           --             --               41           --             --              (41)
-----------------------------------------------------------------------------------------------------------------------------------
                           20,316,099        150,445     (2,807,384)    17,659,160        131,454        808,810       (254,225)
-----------------------------------------------------------------------------------------------------------------------------------

(1)                   TI SPARKLE (ex    EMSA                                          Cons. Stet
                          TMI)        SERVIZI     IMMSI   TE.SS      EMSA     TELIMM    talia 90   TELESPAZIO   NETESI    TI CAPITAL
------------------------------------------------------------------------------------------------------------------------------------
Cost                     92,219         3,341    18,228     730   155,494         18          41       86,260   25,064        5,508
Writedowns              (92,219)       (3,341)        -    (730)        -          -           -       (5,816) (25,064)      (5,508)
------------------------------------------------------------------------------------------------------------------------------------
                              -            -     18,228       -   155,494         18          41       80,444        -            -
====================================================================================================================================

Table Continue

                                                                                                                             ANNEX 1

LONG-TERM INVESTMENTS AND ADVANCES ON FUTURE CAPITAL CONTRIBUTIONS OF SUBSIDIARIES AND AFFILIATED COMPANIES

(in thousands of euro)            Changes during the year                                  12/31/2002
-----------------------------------------------------------------------    -----------------------------------------
                              Writedowns(-)/     Capital
                              Reinstatements  Replenish-                                       Write-       Carrying
                                of value(+)        ments          Total           Cost          downs          value
--------------------------------------------------------------------------------------------------------------------
Equity investments in
  subsidiaries
ATESIA                               --             --             --            3,707           --            3,707
EDOTEL                               --             --            8,436          9,056           (116)         8,940
EMSA                                 --             --          (29,376)          --             --             --
EMSA SERVIZI                         --            5,000          5,000          5,000           --            5,000
EPIClink                             --             --           60,254         60,254           --           60,254
FINSIEL                          (115,000)                     (115,000)       364,251       (115,000)       249,251
IMMSI                                --             --          (18,228)          --             --             --
IN.TEL.AUDIT                         --             --            1,500          1,500           --            1,500
IREOS (in liquidation)               --             --             --              103           (103)          --
IRIDIUM ITALIA
  (in liquidation)                   --             --             --              775           (775)          --
I.T. TELECOM                      (26,959)          --          116,323        169,156        (28,095)       141,061
LATIN AMERICAN
  NAUTILUS S.A                    (15,054)          --          (15,054)        47,863        (43,620)         4,243
MED-1 Submarine Cables               --             --             --                5           --                5
MEDITERRANEAN
  NAUTILUS S.A                       --             --             --           14,352           --           14,352
NETESI                            (31,227)          --              816         14,744        (13,928)           816
NETSIEL                              --             --         (108,486)          --             --             --
PATH.NET                             --             --             --           25,820           --           25,820
SAIAT                                --             --             --           34,743           --           46,360
SARITEL                              --             --          (17,783)          --             --             --
TELECOM ITALIA
  LEARNING SERVICES
  (EX SCUOLA SUPERIORE
  GUGLIELMO REISS
  ROMOLI)                            (884)          --             (884)         1,549           (884)           665
SEAT PAGINE GIALLE             (2,690,503)                   (2,690,503)     6,732,912     (2,690,503)     4,042,409
SODALIA                              --             --           (4,087)          --             --             --
SOFTE                                --             --             --             --             --             --
TECNO SERVIZI MOBILI                 --             --               53           --               53
TELECOM ITALIA AMERICA
  LATINA
(ex TELECOM ITALIA DO
  BRASIL)                            (695)          --            3,464         13,220         (9,756)         3,464
TELECOM ITALIA CAPITAL               --             --            2,388          2,388           --            2,388
TELECOM ITALIA GMBH
  (in liquidation)                   --             --             --               43           --               43
TELECOM ITALIA
  INTERNATIONAL
(ex Stet International
  Netherlands)                 (1,101,893)          --       (1,022,997)     7,851,463     (3,142,735)     4,708,728
TELECOM ITALIA MOBILE                --             --              --       4,202,226           --        4,286,370
TELECOM ITALIA of
  NORTH AMERICA                    (1,337)          --           (1,814)          --             --             --
TELECONTACTCENTER                    --             --              --             110           --              110
TELENERGIA                           --             --               40             40           --               40
TELE PAY ROLL SERVICE                --            1,368          1,368          4,028           --            4,028
TELESOFT                             --             --          (12,550)          --             --             --
TELESPAZIO                           --             --          (80,444)          --             --             --
TELIMM                               --             --              (18)          --             --             --
TI AUSTRIA                           --             --           (1,185)          --             --             --
TI BELGIUM                           --             --           (3,000)          --             --             --
TI FRANCE                            --             --          (10,308)          --             --             --
TI GERMANY                           --             --           (9,325)          --             --             --
TI IRELAND (in
  liquidation)                       --             --             --             --             --             --
TI LAB                            (38,468)          --          (32,868)        90,757        (88,077)         5,268
TI MEDIA                             --             --          (51,005)          --             --             --
TI NETHERLANDS                       --             --           (3,518)          --             --             --
TI SPAIN                             --             --             (703)          --             --             --
TI SWITZERLAND                       --             --           (2,631)          --             --             --
TI UNITED KINGDOM                    --             --           (3,703)          --             --             --
TI FINANCE (ex TI WEB)            (16,413)          --           (8,363)       607,507       (645,563)          --
TI SPARKLE (ex TMI -
  TELEMEDIA
INTERNATIONAL ITALIA)                             86,512        784,766        784,766           --          784,766
TRAINET (in liquidation)             --             --             --              674           (674)          --
Consorzio Energia Gruppo
  Telecom Italia                     --             --                5              5           --                5
Consorzio GRUPPO STET PER
ITALIA 90
  (in liquidation)                   --             --              (41)          --             --             --
--------------------------------------------------------------------------------------------------------------------
                               (4,038,433)        92,880     (3,259,514)    21,043,070     (6,779,829)    14,399,646
--------------------------------------------------------------------------------------------------------------------

(in thousands of euro)                              12/31/2001                                         Changes during the year
------------------------------------------------------------------------   ----------------------------------------------------
                                          Upward                           Purchases/                          Writedowns(-)/
                                         adjust-      Write-    Carrying    Subscrip-  Reclassi-   Disposals   Reinstatements
                               Cost        ments       downs       value       tions   fications         (1)      of value(+)
-------------------------------------------------------------------------------------------------------------------------------
Equity investments in
  affiliated companies
ASTELIT                           1         --            (1)       --          --          --          --            --
CARTESIA                        516         --          --           516        --          --          --            (516)
CZECH TELESPAZIO
  (in liquidation)               17         --           (17)       --          --          --          --            --
IM.SER                      127,277         --          --       127,277        --      (126,118)       --        (126,118)
MIRROR INTERNATIONAL
  HOLDING                   100,351         --          --       100,351        --          --          --            --
NORDCOM                      26,983         --          --        26,983       2,062        --          --         (26,902)
NORTEL INVERSORA             19,114         --          --        19,114        --          --          --         (19,114)
SIEMENS INFORMATICA           2,417        1,424        --         3,841        --          --          --            --
SITEBA                          751         --          --           751        --          --          --            --
STREAM                      247,940         --      (216,024)     31,916      50,750        --          --        (246,355)
TELEGONO                       --           --          --          --           413        --          --            --
TELEMACO IMMOBILIARE         75,798         --          --        75,798        --          --       (75,798)         --
TIGLIO I                       --           --          --          --       185,985          26        --            --
TIGLIO II                      --           --          --          --          --        74,281        --            --
VOICE MAIL INTERNATIONAL
(in liquidation)              3,801         --        (3,801)       --          --          --          --            --
Consorzio R.E.S                 155         --          --           155        --          (155)       --            --
Consorzio TELCAL                211         --          --           211        --          --          --            --
Consorzio TELEMED
  (in liquidation)               10         --          --            10        --          --          --            --
-------------------------------------------------------------------------------------------------------------------------------
                            605,342        1,424    (219,843)    386,923     239,210     (51,966)    (75,798)     (292,887)
-------------------------------------------------------------------------------------------------------------------------------
                                                    TELEMACO       CZECH   Consorzio
(1)                     STREAM           ASTELIT  MMOBILIARE  TELESPAZIO      R.E.S.
------------------------------------------------------------------------------------
Cost                   242,271                 1      75,798          17         155
Writedowns            (242,271)               (1)                    (17)       (155)
------------------------------------------------------------------------------------
                            --                --      75,798          --          --
=====================================================================================

                                                                                                                                215

Table continue

(in thousands of euro)     Changes during the year                             12/31/2002
--------------------------------------------------       ----------------------------------
                               Capital
                             Replenish-                                 Write-    Carrying
                                  ments      Total        Cost           downs       value
--------------------------------------------------       ----------------------------------
Equity investments in
  affiliated companies
ASTELIT                          --           --              --          --          --
CARTESIA                         --           (516)            516        (516)       --
CZECH TELESPAZIO
  (in liquidation)               --           --              --          --          --
IM.SER                           --       (126,118)          1,159        --         1,159
MIRROR INTERNATIONAL
  HOLDING                        --           --           100,351        --       100,351
NORDCOM                          --        (24,840)         29,045     (26,902)      2,143
NORTEL INVERSORA                 --        (19,114)         19,114     (19,114)       --
SIEMENS INFORMATICA              --           --             2,417        --         3,841
SITEBA                           --           --               751        --           751
STREAM                        182,791      (12,814)        239,209    (220,107)     19,102
TELEGONO                         --            413             413        --           413
TELEMACO IMMOBILIARE             --        (75,798)           --          --          --
TIGLIO I                         --        186,011         186,011        --       186,011
TIGLIO II                        --         74,281          74,281        --        74,281
VOICE MAIL INTERNATIONAL
(in liquidation)                 --           --             3,801       3,801        --
Consorzio R.E.S                  --           (155)           --          --          --
Consorzio TELCAL                 --           --               211        --           211
Consorzio TELEMED
  (in liquidation)               --           --                10        --            10
------------------------------------------------------------------------------------------
                              182,791        1,350         657,289    (270,440)    388,273
------------------------------------------------------------------------------------------

                                                                                       216

(in thousands of euro)                              12/31/2001                                Changes during the year
------------------------------------------------------------------------------     ----------------------------------------
                                          Upward                                   Purchases/
                                         adjust-         Write-       Carrying      Subscrip-      Reclassi-     Disposals
                              Cost         ments          downs          value          tions      fications         (1)
---------------------------------------------------------------------------------------------------------------------------
Equity investments
  in other companies
ANCITEL                         93          --             --               93          --             --             --
CAF ITALIA                       1          --             --                1          --             --             --
EDINDUSTRIA                     44          --               (6)            38          --             --             --
EMITTENTI TITOLI               423          --             --              423          --             --             --
ERTICO                           1          --             --                1          --               (1)          --
EURESCOM
  (in liquidation)               9          --             --                9          --               (9)          --
FRATELLI ALINARI             3,101          --             --            3,101          --           (2,400)          --
IDROENERGIA                   --            --             --             --            --             --             --
IMSER 60                      --            --             --             --              60             (1)            59
INSULA                         248          --             --              248          --             --             --
ISTITUTO DELLA
  ENCICLOPEDIA
ITALIANA FONDATA DA
GIOVANNI TRECCANI            5,255          --           (1,424)         3,831          --             --             --
MEDIOCREDITO
  CENTRALE                    --            --             --             --          36,018           --             --
MIX                             10          --             --               10          --             --             --
NETESI                      10,625          --           (7,764)         2,861        11,033        (13,894)          --
SIA                         11,278          --             --           11,278          --             --             --
SISTEMI FORMATIVI
  CONFINDUSTRIA               --            --             --             --              12           --              (12)
SODETEL                          4          --             --                4          --             --             --
TELEPORTO ADRIATRICO           124          --             --              124          --             --             --
UBAE                         1,897          --             --            1,897          --             --             --
Consorzio C.I. MARK              3          --             --                3          --             --             --
Consorzio CAISI
  (in liquidation)            --            --             --             --            --             --             --
Consorzio CEFRIEL               36          --             --               36          --             --             --
Consorzio CIES                  26          --             --               26          --             --             --
Consorzio CO.TIM
  (in liquidation)               4          --               (2)             2          --             --             --
Consorzio DI
  BIOINGEGNERIA ED
INFORMATICA MEDICA              15          --             --               15          --             --             --
Consorzio Nazionale
  Imballaggi
(CONAI)                          1          --             --                1          --             --             --
Consorzio ELIS                   3          --             --                3          --             --             --
Consorzio ENERGIA
  FIERA DISTRICT                 2          --             --                2          --             --             --
Consorzio GE.SE.CE.DI           72          --             --               72          --             --             --
Consorzio NETTUNO               41          --             --               41          --             --             --
Consorzio QUALITAL            --            --             --             --            --             --             --
Consorzio TECHNAPOLI           207          --             --              207          --             --             --
--------------------------------------------------------------------------------------------------------------------------
Consorzio TOPIX               --            --             --             --             100           --             --
--------------------------------------------------------------------------------------------------------------------------
                            33,523          --           (9,196)        24,327        47,223        (16,304)           (13)
--------------------------------------------------------------------------------------------------------------------------
Total long-term
  equity investments    20,954,964       151,869     (3,036,423)    18,070,410       417,887        740,540       (330,036)
--------------------------------------------------------------------------------------------------------------------------
                                                                       FRATELLI
(1)                       EURESCOM      IMSER 60            SFC          ALINARI     ERTICO
--------------------------------------------------------------------------------------------
Cost
                                 9             1             13            127             1
Writedowns
                                (9)           --             --           (127)           (1)
--------------------------------------------------------------------------------------------
                                --             1             13             --            --
--------------------------------------------------------------------------------------------

                                                         12/31/2001                           Changes during the year
-------------------------------------------------------------------------------  ------------------------------------------
Advances on future capital
 contributions of subsidiaries            Upward                                   Purchases/
 and affiliated companies                adjust-         Write-       Carrying     Subscrip-      Reclassi-      Disposals
                              Cost         ments           down          value         tions      fications             (1)
---------------------------------------------------------------------------------------------------------------------------
EPIClink                        --            --             --             --        12,000             --             --
I.T. TELECOM                    --            --             --             --       140,901             --             --
NETESI                          --            --             --             --         1,650             --             --
TIGLIO I                        --            --             --             --            26            (26)            --
TELECOM ITALIA
  LEARNING SERVICES             --            --             --             --        10,000             --             --
TELECOM ITALIA
  INTERNATIONAL             78,896                                      78,896            --        (78,896)            --
TELE PAY ROLL SERVICE           --            --             --           --           1,633             --             --
                        ---------------------------------------------------------------------------------------------------
                            78, 896           --             --         78,896       166,210        (78,922)            --
                        ---------------------------------------------------------------------------------------------------
TOTAL                   21,033,860       151,869     (3,036,423)    18,149,306       584,097        661,618       (330,037)
                        ---------------------------------------------------------------------------------------------------
Table continue

(in thousands of euro)              Changes during the year                       12/31/2002
-------------------------------------------------------------------         -----------------------------
                           Writedowns(-)/     Capital
                           Reinstatements  Replenish-                                 Write-     Carrying
                             of value(+)        ments         Total         Cost       downs        value
---------------------------------------------------------------------------------------------------------
Equity investments
  in other companies
ANCITEL                           --             --              93         --           93
CAF ITALIA                        --             --               1         --            1
EDINDUSTRIA                       --             --            --             44         (6)           38
EMITTENTI TITOLI                  --             --            --            423       --             423
ERTICO                            --             --              (1)        --         --            --
EURESCOM
  (in liquidation)                --             --              (9)        --         --            --
FRATELLI ALINARI                  --             --          (2,400)       2,974        701
IDROENERGIA                       --             --            --           --         --            --
IMSER 60                            59           --              59
INSULA                            --             --            --            248       --             248
ISTITUTO DELLA
  ENCICLOPEDIA
ITALIANA FONDATA DA
GIOVANNI TRECCANI                 --             --            --          5,255      3,831
MEDIOCREDITO
  CENTRALE                        --             --          36,018       36,018       --          36,018
MIX                               --             --            --             10       --              10
NETESI                            --             --          (2,861)        --         --            --
SIA                               --             --          11,278         --       11,278
SISTEMI FORMATIVI
  CONFINDUSTRIA                   --             --            --           --         --            --
SODETEL                           --             --            --              4       --               4
TELEPORTO ADRIATRICO              --             --            --            124       --             124
UBAE                              --             --            --          1,897       ---          1,897
Consorzio C.I. MARK               --             --            --              3       --               3
Consorzio CAISI
  (in liquidation)                --             --            --           --         --            --
Consorzio CEFRIEL                 --             --            --             36       --              36
Consorzio CIES                    --             --            --             26       --              26
Consorzio CO.TIM
  (in liquidation)                --             --            --              4         (2)            2
Consorzio DI
  BIOINGEGNERIA ED
INFORMATICA MEDICA                --             --            --             15       --              15
Consorzio Nazionale
  Imballaggi
(CONAI)                           --             --            --              1       --               1
Consorzio ELIS                    --             --            --              3       --               3
Consorzio ENERGIA
  FIERA DISTRICT                  --             --            --              2       --               2
Consorzio GE.SE.CE.DI             --             --            --             72       --              72
Consorzio NETTUNO                 --             --            --             41       --              41
Consorzio QUALITAL                --             --            --           --         --            --
Consorzio TECHNAPOLI              --             --            --            207       --             207
---------------------------------------------------------------------------------------------------------
Consorzio TOPIX                   --             --             100          100       --             100
---------------------------------------------------------------------------------------------------------
                                  --             --          30,906       58,938     (3,705)       55,233
---------------------------------------------------------------------------------------------------------
Total long-term
  equity investments        (4,331,320)       275,671    (3,227,258)  21,759,297  (7,053,974)  14,843,152
---------------------------------------------------------------------------------------------------------


                                  Changes during the year                                12/31/2002
-----------------------------------------------------------------------------      ----------------------
Advances on future capital
 contributions of        Writedowns(-)/      Capital
 subsidiaries and       Reinstatements     Replenish-                                 Write-     Carrying
 affiliated companies      of value(+)         ments      Total             Cost       downs        value
---------------------------------------------------------------------------------------------------------
EPIClink                          --           12,000        12,000           --          --       12,000
I.T. TELECOM                      --          140,901       140,901           --          --      140,901
NETESI                            --            1,650         1,650           --          --        1,650
TIGLIO I                          --             --              --           --          --           --
TELECOM ITALIA LEARNING SERVICES                 --          10,000       10,000          --       10,000
TELECOM ITALIA INTERNATIONAL      --             --         (78,896)          --          --           --
TELE PAY ROLL SERVICE                            --           1,633        1,633          --        1,633
                              ---------------------------------------------------------------------------
                                  --             --          87,288      166,184          --      166,184
                              ---------------------------------------------------------------------------
TOTAL                         (4,331,320)     275,671    (3,139,970)  21,925,481  (7,053,974)  15,009,336
                              ---------------------------------------------------------------------------

                                                                                                       217

                                                                                                                             ANNEX 2
LIST OF EQUITY INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES AT 12/31/2002

------------------------------------------------------------------------------------------------------------------------------------
(in thousands of euro)                                                                                        Net
                                          Registered office                     Share     Shareholders'     income/     Percentage
                                                                               capital       equity          (loss)     ownership
                                                                                 (1)         (1) (2)          (1)          (%)
------------------------------------------------------------------------------------------------------------------------------------
Equity investments in subsidiaries
ATESIA                                    Rome                                    3,150          38,474        15,818       100.00%
EDOTEL                                    Turin                                  15,081          14,870           (30)       60.00%
EMSA SERVIZI                              Rome                                    5,000           5,068            68       100.00%
EPIClink                                  Cesano Maderno (MI)                    12,500          13,005       (29,995)       86.00%
FINSIEL                                   Rome                                   59,982         382,888       210,629        77.92%
IN.TEL.AUDIT                              Milan                                   2,750           2,750            --        54.55%
IREOS (in liquidation)                    Rome                                      100         (1,483)         (144)       100.00%
IRIDIUM ITALIA (in liquidation)           Rome                                    2,575         (3,767)            --        30.00%
I.T. TELECOM                              Rome                                   96,853         281,961       (69,172)      100.00%
LATIN AMERICAN NAUTILUS S.A.              Luxembourg           US$ (.000)        60,000           6,312       (17,983)
                                                                                 57,214           6,019        17,147        70.00%
MED-1 Submarine Cables                    Tel Aviv             NIS (.000)           100         (94,572)        6,238
                                          (Israel)                                   20         (19,038)        1,256        23.17%
MEDITERRANEAN NAUTILUS S.A.               Luxembourg           US$ (.000)       326,480         328,930         3,797
                                                                                311,318         313,654         3,621        62.51%
NETESI                                    Milan                                  14,745           2,467       (24,004)      100.00%
PATH.NET                                  Rome                                   25,800          28,040         1,859        99.99%
SAIAT                                     Turin                                  35,745          66,140        23,011       100.00%
SEAT PAGINE GIALLE       (7)              Milan                                 341,184       1,488,906      (151,946)       53.21%
TECNO SERVIZI MOBILI (ex HITECO)          Rome                                       26             589           477        51.00%
TELECOM ITALIA LEARNING SERVICES          L'Aquila                                1,560           8,734        (2,583)      100.00%
(ex SSGRR)
TELECOM ITALIA INTERNATIONAL              Amsterdam
(ex STET INTERNATIONAL NETHERLANDS)       (Holland)                           2,399,483       4,686,728      (281,236)      100.00%
TELECONTACTCENTER                         Naples                                    110           1,002           744       100.00%
TELECOM ITALIA CAPITAL                    Luxembourg                              2,336           2,661          (268)       99.99%
TELECOM ITALIA GMBH (in liquidation)      Vienna                                     36              99          (113)      100.00%
                                          (Austria)
TELECOM ITALIA AMERICA LATINA             Rio de Janeiro       R$ (.000)         43,614          12,835       (25,616)
                                          (Brazil)                               11,771           3,464        (6,913)       99.99%
TELECOM ITALIA MOBILE    (7)              Turin                                 513,964       7,044,790       264,154        54.82%
TELENERGIA                                Rome                                       50              48            (2)       80.00%
TELE PAY ROLL SERVICE                     Rome                                    2,840           5,019          (641)      100.00%
TI IRELAND                                Dublin (Ireland)                           --             (12)           (5)      100.00%
TELECOM ITALIA FINANCE (ex TIWEB)         Luxembourg                            869,163         (77,155)     (108,041)      100.00%
TI LAB                                    Turin                                  27,455           5,268       (38,468)      100.00%
TELECOM ITALIA SPARKLE (ex TMI Italia)    Rome                                  200,000         857,698        73,419       100.00%
TRAINET (in liquidation)                  Rome                                      674         (11,381)       (2,734)      100.00%
Consorzio ENERGIA GRUPPO TELECOM          Rome                                       10              10            --        50.00%
ITALIA
                                          ------------------------------------------------------------------------------------------

                                          ==========================================================================================


Table continue

LIST OF EQUITY INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES AT 12/31/2002

------------------------------------------------------------------------------------------------------------------------------
(in thousands of euro)                                                          Share of
                                          Registered office                   shareholders'            Carrying
                                                                                 equity                 value       Difference
                                                                                 (A) (3)                (B) (4)       (B-A)
------------------------------------------------------------------------------------------------------------------------------
Equity investments in subsidiaries
ATESIA                                    Rome                                        24,238               3,707       (20,531)
EDOTEL                                    Turin                                        8,922 (5)           8,940            18
EMSA SERVIZI                              Rome                                        5,068                5,000           (68)
EPIClink                                  Cesano Maderno (MI)                         11,184 (9)          72,254        61,070
FINSIEL                                   Rome                                       143,307 (6)         249,251       105,944
IN.TEL.AUDIT                              Milan                                        1,500               1,500            --
IREOS (in liquidation)                    Rome                                        (1,483)(5)              --         1,483
IRIDIUM ITALIA (in liquidation)           Rome                                        (1,130)(5)              --         1,130
I.T. TELECOM                              Rome                                       288,425 (6)         281,961        (6,464)
LATIN AMERICAN NAUTILUS S.A.              Luxembourg           US$ (.000)
                                                                                       4,243 (6)           4,243            --
MED-1 Submarine Cables                    Tel Aviv             NIS (.000)                 --                                --
                                          (Israel)                                    (4,411)(6)               5         4,416
MEDITERRANEAN NAUTILUS S.A.               Luxembourg           US$ (.000)                 --                                --
                                                                                     196,062              14,352      (181,710)
NETESI                                    Milan                                        2,467               2,467            --
PATH.NET                                  Rome                                        28,037              25,820        (2,217)
SAIAT                                     Turin                                       43,156              46,360         3,204
SEAT PAGINE GIALLE       (7)              Milan                                      832,484 (6)       4,042,409     3,209,925
TECNO SERVIZI MOBILI (ex HITECO)          Rome                                           198                  53          (145)
TELECOM ITALIA LEARNING SERVICES          L'Aquila                                     8,734 (5)          10,666         1,932
(ex SSGRR)
TELECOM ITALIA INTERNATIONAL              Amsterdam
(ex STET INTERNATIONAL NETHERLANDS)       (Holland)                                4,686,728           4,708,728        22,000
TELECONTACTCENTER                         Naples                                       1,002                 110          (892)
TELECOM ITALIA CAPITAL                    Luxembourg                                   2,661               2,388          (273)
TELECOM ITALIA GMBH (in liquidation)      Vienna                                          99                  43           (56)
                                          (Austria)                                       --
TELECOM ITALIA AMERICA LATINA             Rio de Janeiro       R$ (.000)                  --
                                          (Brazil)                                     3,464               3,464            --
TELECOM ITALIA MOBILE    (7)              Turin                                    2,822,026 (6)       4,286,370     1,464,344
TELENERGIA                                Rome                                            38                  40             2
TELE PAY ROLL SERVICE                     Rome                                         5,019               5,660           641
TI IRELAND                                Dublin (Ireland)                               (12)(5)              --            12
TELECOM ITALIA FINANCE (ex TIWEB)         Luxembourg                                 (66,902)(5)(11)          --        66,902
TI LAB                                    Turin                                        5,268               5,268            --
TELECOM ITALIA SPARKLE (ex TMI Italia)    Rome                                       873,078 (6)         784,766       (88,312)
TRAINET (in liquidation)                  Rome                                       (11,381)(5)              --        11,381
Consorzio ENERGIA GRUPPO TELECOM          Rome                                             5                   5            --
ITALIA
                                          ------------------------------------------------------------------------------------
                                                                                                      14,565,830     4,653,736
                                          ====================================================================================



                                                                                                                                 218


------------------------------------------------------------------------------------------------------------------------------------
(in thousands of euro)                                                                                         Net
                                          Registered office                      Share     Shareholders'     income/     Percentage
                                                                                capital       equity          (loss)     ownership
                                                                                  (1)         (1) (2)          (1)          (%)
------------------------------------------------------------------------------------------------------------------------------------
Equity investments in affiliated companies
CARTESIA                                  Rome                                     1,033            (726)         (840)       50.00%
IM.SER                                    Turin                                    1,316             895        (1,897)       40.00%
MIRROR INTERNATIONAL HOLDING              Luxembourg                                 250         324,116       (10,388)       30.00%
NORDCOM                                   Milan                                    5,000           5,398           400        42.00%
NORTEL INVERSORA                          Buenos Aires        Pesos Arg. (.000)   78,633         445,000    (2,385,000)
                                          (Argentina)                             22,250         125,915      (674,850)       16.58%
SIEMENS INFORMATICA                       Milan                                    6,192          48,574        (1,062)       49.00%
SITEBA                                    Milan                                    2,600          13,320         3,504        30.00%
STREAM                                    Rome                                   302,399          47,350      (432,377)       50.00%
TELEGONO                                  Rome                                     1,000          14,934        13,910        40.00%
TIGLIO I                                  Milan                                    5,256         497,445        (7,289)       36.85%
TIGLIO II                                 Milan                                   14,185         149,040        (1,112)       49.47%
VOICE MAIL INTERNATIONAL                  Santa Clara (USA)   US$ (.000)              49              49            --
(in liquidation)                                                                      46              46            --        37.07%
Consorzio TELCAL                          Catanzaro                                  878             878            --        24.00%
Consorzio TELEMED (in liquidation)        Rome                                       103              21            (7)       33.33%
                                          ------------------------------------------------------------------------------------------

                                          ==========================================================================================

Table continue


-----------------------------------------------------------------------------------------------------------------------------------
(in thousands of euro)                                                               Share of
                                          Registered office                        shareholders'            Carrying
                                                                                      equity                 value       Difference
                                                                                      (A) (3)                 (B)          (B-A)
-----------------------------------------------------------------------------------------------------------------------------------
Equity investments in affiliated companies
CARTESIA                                  Rome                                               (363)(5)              --           363
IM.SER                                    Turin                                               358               1,159           801
MIRROR INTERNATIONAL HOLDING              Luxembourg                                       97,235             100,351         3,116
NORDCOM                                   Milan                                             2,267               2,143          (124)
NORTEL INVERSORA                          Buenos Aires        Pesos Arg. (.000)                --                  --            --
                                          (Argentina)                                     (22,562)(8)              --        22,562
SIEMENS INFORMATICA                       Milan                                            25,383 (6)           3,841       (21,542)
SITEBA                                    Milan                                             3,996                 751        (3,245)
STREAM                                    Rome                                             23,675 (10)         19,102        (4,573)
TELEGONO                                  Rome                                              5,974                 413        (5,561)
TIGLIO I                                  Milan                                           183,331             186,011         2,680
TIGLIO II                                 Milan                                            73,730              74,281           551
VOICE MAIL INTERNATIONAL                  Santa Clara (USA)   US$ (.000)
(in liquidation)                                                                               17                  --           (17)
Consorzio TELCAL                          Catanzaro                                           211                 211            --
Consorzio TELEMED (in liquidation)        Rome                                                  7 (5)              10             3
                                          -----------------------------------------------------------------------------------------
                                                                                                              388,273        (4,986)
                                          =========================================================================================

(1)  Data taken from the latest financial statements.
(2)  Includes net income (loss).
(3)  Net of dividends paid.
(4)  Includes advances on future capital contributions of subsidiaries and affiliated companies.
(5)  Covered by reserve for losses of subsidiaries and affiliated companies
(6)  Data taken from the consolidated financial statements.
(7)  Does not include stock included in short-term financial assets.
(8)  At December 31, 2001, the percentage of the ordinary share capital is 32.50%, while the percentage of total shareholders'
     equity, taking into account the redemption of the Class A preferred shares, is 16,58%. Consolidated data conformed to the
     Principles of Telecom Italia Group.
(9)  Includes the advance on future contributions (euro 12 million) only effected by Telecom Italia.
(10  Data taken from the financial statements at November 30, 2002.
(11) Adjusted data showing Telsi accounted for using the equity method.

                                                                                                                                 219

                                                                                                                             ANNEX 3

COMPARISON OF BOOK VALUE OF LISTED SHARES WITH MARKET PRICES

December 31, 2002                                     Market value                  Carrying value                Difference
                                              -------------------------------------------------------------------------------------
                                                                 Total                           Total                     Total
                                    Shares    Unit price     (thousands      Unit price      (thousands     Unit price  (thousands
                                     held      (in euro)      of euro)       (in euro)         of euro)     (in euro)    of euro)

                                              -------------------------------------------------------------------------------------
                                                         (A)                             (B)                        (A-B)
-----------------------------------------------------------------------------------------------------------------------------------
Long-term equity investments
TELECOM ITALIA MOBILE
- ordinary shares               4,695,889,519     4.33       20,319,114          0.91         4,286,371         3.41     16,032,743
                                =============                ==========                       =========                  ==========
SEAT PAGINE GIALLE
- ordinary shares               6,051,510,901     0.64        3,897,173          0.67         4,042,409        (0.03)      (145,236)
                                =============                ==========                       =========                  ==========

====================================================================================================================================

Short-term financial assets

TELECOM ITALIA MOBILE
- ordinary shares                  38,192,000     4.33          165,257          4.33           165,257          --              --
                                =============                ==========                       =========                  ==========

SEAT PAGINE GIALLE
- ordinary shares                      50,000     0.52               26          0.52                26          --              --
                                =============                ==========                       =========                  ==========


                                                                                                                                 220

                                                                                                                            ANNEX 4
ACCOUNTS RECEIVABLE AND ACCRUED INCOME BY MATURITY AND TYPE

(in thousands of euro)                                     12/31/2002                                          12/31/2001
--------------------------------------------------------------------------------------------      ----------------------------------
                                                           Amounts due                                        Amounts due
--------------------------------------------------------------------------------------------      ----------------------------------
                                               within       from two      after                    within        after
                                               one year  to five years  five years    Total       one year     five years     Total
------------------------------------------------------------------------------------------------------------------------------------

Accounts receivable in long-term investments

Subsidiaries                                        --        60,000        --        60,000            --          --        60,000
Affiliated companies                                --       117,406        --       117,406
Others
.. customers                                          666         166        --           832             709        --           886
.. employees                                        5,887      28,395      11,024      45,306           8,887      16,108      49,385
.. security deposits                                1,521       3,668         253       5,442           1,347         787       5,926
.. miscellaneous                                   26,721      45,232        --        71,953          49,581        --       104,541
                                             ---------------------------------------------------------------------------------------
                                                  34,795     254,867      11,277     300,939          60,524      16,895     220,738
------------------------------------------------------------------------------------------------------------------------------------

Accounts receivable in current assets

Other loans from
Subsidiaries                                   1,900,599        --          --     1,900,599         496,989        --       496,989
Affiliated companies                                 721        --          --           721         122,490        --       122,490
Others                                           561,055        --          --       561,055         547,878        --       547,878
                                             ---------------------------------------------------------------------------------------
                                               2,462,375        --          --     2,462,375       1,167,357        --     1,167,357
                                             ---------------------------------------------------------------------------------------

Trade receivables
Customers                                      3,753,468        --          --     3,753,468       4,241,654        --     4,241,654
Subsidiaries                                     453,164        --          --       453,164         671,132        --       671,132
Affiliated companies                              83,239        --          --        83,239         188,847        --       188,847
Parent companies                                   1,243        --          --         1,243           1,090        --         1,090
Other receivables due from
.. Government and other public entities
  for grants and subsidies                         1,265        --          --         1,265           1,265        --         1,265
                                             ---------------------------------------------------------------------------------------
                                               4,292,379        --          --     4,292,379       5,103,988        --     5,103,988
                                             ---------------------------------------------------------------------------------------

Other receivables
Subsidiaries                                     442,860        --          --       442,860       1,028,799        --     1,028,799
Affiliated companies                               7,560        --          --         7,560             233        --           233
Miscellaneous receivables
.. deferred tax assets                            738,311     850,728        --     1,589,039         414,604        --       509,094
.. other                                          838,045                    --       838,045       1,410,922        --     1,410,922
                                             ---------------------------------------------------------------------------------------
                                               2,026,776     850,728        --     2,877,504       2,854,558        --     2,949,048
                                             ---------------------------------------------------------------------------------------
Total accounts receivable                      8,781,530     850,728        --     9,632,258       9,125,903        --     9,220,393
                                             ---------------------------------------------------------------------------------------
Accrued income                                     9,670        --          --         9,670          11,944        --        11,944
====================================================================================================================================

                                                                                                                                 221


                                                                                                                             ANNEX 5
LIABILITIES AND ACCRUED EXPENSES BY MATURITY AND TYPE


(in thousands of euro)                              12/31/2002                                             12/31/2001
-----------------------------------------------------------------------------------------      -------------------------------------
                                                    Amounts due                                            Amounts due
-----------------------------------------------------------------------------------------      -------------------------------------
                                        within       from two      after                        within        after
                                        one year  to five years  five years    Total           one year     five years     Total
------------------------------------------------------------------------------------------------------------------------------------
Medium/long-term debt
Debentures                                     --     7,550,000    3,391,662   10,941,662            --     1,950,000      8,250,000
Due to banks                            1,143,704       657,010          438    1,801,152       810,364         3,126      2,581,365
Due to other lenders                      102,653       215,330       19,944      337,927       172,330        44,358        489,988
Taxes payable                              18,240        13,680                    31,920        18,241            --         50,162
                                       ---------------------------------------------------------------------------------------------
                                        1,264,597     8,436,020    3,412,044   13,112,661     1,000,935     1,997,484     11,371,515
                                       ---------------------------------------------------------------------------------------------


Short-term borrowings
Due to banks                            1,646,348            --           --    1,646,348     4,727,055            --      4,727,055
Due to other lenders                      164,618            --           --      164,618       167,789            --        167,789
Liabilities represented
  by credit instruments                    20,000            --           --       20,000
Subsidiaries                            2,169,195            --           --    2,169,195     1,218,043            --      1,218,043
Affiliated companies                        5,125            --           --        5,125        29,205            --         29,205
Other liabilities                         181,498            --           --      181,498       395,266            --        395,266
                                       ---------------------------------------------------------------------------------------------
                                        4,186,784            --           --    4,186,784     6,537,358            --      6,537,358
                                       ---------------------------------------------------------------------------------------------

Trade payables (1)
Suppliers                               1,854,831            --           --    1,854,831     2,240,654            --      2,240,654
Subsidiaries                              943,205            --           --      943,205     1,090,902            --      1,090,902
Affiliated companies                      149,798            --           --      149,798       215,446            --        215,446
Parent companies                               52            --           --           52            11            --             11
                                       ---------------------------------------------------------------------------------------------
                                        2,947,886            --           --    2,947,886     3,547,013            --      3,547,013
                                       ---------------------------------------------------------------------------------------------

Other payables
Subsidiaries                               69,537            --           --       69,537        41,785            --         41,785
Affiliated companies                        1,990            --           --        1,990            93            --             93
Parent companies                          213,917            --           --      213,917
Taxes payable                             184,958         4,383           --      189,341       398,336            --        410,390
Contributions to pension and social
security institutions                     161,122       280,562      249,337      691,021       174,051       325,539        767,412
Other liabilities                       2,548,626         1,020           --    2,549,646     2,218,030            53      2,219,990
                                       ---------------------------------------------------------------------------------------------
                                        3,180,150       285,965      249,337    3,715,452     2,832,295       325,592      3,439,670
                                       ---------------------------------------------------------------------------------------------

Total liabilities (1)                  11,579,417     8,721,985    3,661,381   23,962,783    13,917,601     2,323,076     24,895,556
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
Accrued expenses                          579,048            --           --      579,048       268,178            --        268,178
====================================================================================================================================

(1) Does not include advances

                                                                                                                                 222

                      [] Reconta Ernst & Young S.p.A.   [] Tel. (+39)011 5161611
                         Corso Vittorio Emanuele II, 83     Fax (+39)011 5612554
                         10128 Torino                       www.ey.com


[LOGO] ERNST & YOUNG


                               AUDITOR'S REPORT
   pursuant to article 156 of Legislative Decree of February 24, 1998 n. 58
                 (Translation from the original Italian text)

To the Shareholders
of Telecom Italis S.p.A


1. We have audited the financial statements of Telecom Italia S.p.A. as of and for the year ended December 31, 2002. These financial statements are the responsibility of the Telecom Italia S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB. In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides reasonable basis for our opinion.

     For the opinion on the financial statements of the prior year, which are presented for comparative purposes as required by law, reference should be made to our auditors' report dated April 15, 2002.

3. In our opinion, the financial statements of Telecom Italia S.p.A. comply with the Italian regulations governing financial statements; accordingly, they clearly present and give a true and fair view of the financial position of Telecom Italia S.p.A. as of December 31, 2002, and the results of its operations for the year then ended.

4. We draw your attention to the information presented in the explanatory notes, "Summary of significant accounting policies", regarding the accounting criteria utilized for the employee benefit obligations as required by Law no. 58/1992.



[]   Reconta Ernst and Young, S.p.A.
     Sede Legale: 00196 Roma - Via G.D. Romagnosi, 187A
     Capitale Sociale Euro 1,111,000,00 i.v.
     Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma Codice fiscale e numero di Iscrizione 00434000584
     P.I. 00891231003
     (vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

5. On March 11, 2003, the Board of Directors of Telecom Italia S.p.A., approved the proposal for a project aimed to shorten the corporate structure through the merger of Telecom Italia S.p.A. into Olivetti S.p.A and subsequently, on April 15, 2003 it approved the related plan for the merger, prepared in accordance with art. 2501 - bis of the Italian Civil Code.



Turin, April 18, 2003



                                                    Reconta Ernst & Young S.p.A.
                                             signed by: Felice Persico (Partner)

Amendment of Article 7 paragraph 5 of the Company's bylaws

Dear shareholders,

In this extraordinary part of the meeting you are called upon to consider, before addressing the matters related to the annual accounts, an amendment to
Article 7 of the Company's bylaws aimed at ensuring greater flexibility in satisfying the special property rights attaching to savings shares and thus, more generally, in formulating the policy for distributing the value created and accumulated by the Company in carrying on its business.

In determining the substance of the preference accorded to savings shares, as required by Article 145.2 of Legislative Decree 58/1998, the bylaw in question basically reproduces what is already established in Article 15 of Legislative Decree 216/1974 by providing for a higher claim on the net profit for the year and better treatment than ordinary shares in the distribution of such profit. In particular, where the Company has recorded a net profit for the year, each savings share is entitled to receive a dividend up to 5% of its par value, and in any case larger by 2 per cent of its face value than any dividend paid to the ordinary shares. As it stands Article 7 also establishes that if, owing to the absence or insufficient amount of the profit for the year, a dividend is paid to the savings shares that is less than the minimum to which they are entitled, the difference goes to increase the preferred dividend in the two following financial years.

The proposal we submit for your approval would authorize the shareholders' meeting called to approve the annual accounts, if the net profit for the year is nil or insufficient, to satisfy both rights by drawing on the reserves, without carryover to the following financial years.

In accordance with Consob Regulation 11971/1999 as amended, the comparative presentation of the article of the bylaws whose amendment is recommended is shown below in the text of the proposed resolution.

In the light of what has been set out above, we submit the following proposal for your approval:

The shareholders' meeting of Telecom Italia S.p.A.

o    having considered the explanatory report on the proposal;

o whereas the Company has an interest in having as much flexibility as possible in its policy for the distribution of dividends, within the limits established by law;

                                    resolves

1. to amend Article 7 paragraph 5 of the bylaws with immediate effect as follows:

Existing text                                                       Proposed text
-------------------------------------------------------------------------------------------------
Savings shares shall have the preferential        Unchanged
rights set forth in this article.
-------------------------------------------------------------------------------------------------
The net profit shown in the duly approved         Unchanged
annual accounts, less the amount allocated
to the legal reserve, must be distributed to
the savings shares up to five per cent of
their par value.
-------------------------------------------------------------------------------------------------
The net profit that remainsafter the              Unchanged
allocation to the savings shares of the
preferred dividend provided for in the
-------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------
second paragraph, payment of which must
be approved by the Shareholders' Meeting,
shall be divided among all the shares in
such a way that the dividend per savings
shares in such a way that the dividend per
savings shares is higher by two per cent of
its par value than the dividend per ordinary
share.
-------------------------------------------------------------------------------------------------
When ithe dividend paid on the savings            Unchanged
shares in a fiscal year  is less than that
indicated in the second paragraph, the
difference shall go to increase the preferred
dividend in the next two fiscal years.
-------------------------------------------------------------------------------------------------
In the event of a distribution of reserves, the   In the event of a distribution of reserves, the
savings shares have the same rights as the        savings shares  have the same rights as the
other shares.                                     other shares. However, if the net profit for
                                                  the year is nil or insufficient to satisfy the
                                                  property rights referred to in the
                                                  preceding paragraphs, the Shareholders'
                                                  Meeting called to approve the annual
                                                  accounts may resolve to satisfy the right
                                                  referred to in the second paragraph
                                                  and/or the right to the premium referred
                                                  to in the third paragraph by drawing on
                                                  the reserves. Payment made by drawing
                                                  on the reserves shall exclude application
                                                  of the mechanism for carrying over, to
                                                  the two following financial years, the
                                                  right to preferred dividends not received
                                                  through the distribution of profits
                                                  referred to in the fourth paragraph.
-------------------------------------------------------------------------------------------------
A reduction of the share capital due to           Unchanged
losses shall not entail a reduction of the par
value of the savings shares except for the
amount of the loss that exceeds the total par
value of the other shares.
-------------------------------------------------------------------------------------------------
Upon dissolution of the Company, the              Unchanged
savings shares shall have priority in the
repayment of the capital up to their entire
par value.
-------------------------------------------------------------------------------------------------
If the Company's ordinary or savings shares       Unchanged
are delisted, holders of savings shares may
apply to the Company for their conversion
into ordinary shares, in the manner
approved by an Extraordinary Shareholders'
Meeting called ad hoc within two months for
the delisting.
-------------------------------------------------------------------------------------------------

2.   to grant the Chairman and the Deputy Chairman, jointly and severally, the powers needed for them to perform all the formalities necessary for the entry of the resolutions adopted in the
     Company Register and to accept and make any non-substantial amendments thereto that the competent authorities may require.

                  DRAFT REPORT TO THE FORTHCOMING SHAREHOLDERS' MEETING

Financial Statements for the year ended 31 December 2002 - distribution of the profit for 2001 carried forward and of reserves. Related and consequent resolutions.

Dear shareholders,

The report on operations accompanying the Company's annual accounts and the Group consolidated accounts clearly describes the factors that contributed to the loss recorded for the year. Very briefly, while revenues were basically unchanged compared with the previous year (-1.5%) and despite the efficiency gains achieved, the exceptional level of non-recurring expense resulted in a net loss of (euro)1,645,375,511.87, as against a net profit of
(euro)150,809,706.79 in 2001.

The solidity of the Company's balance sheet means that the loss can be immediately covered by drawing on the reserves, specifically the revaluation reserve created under Law 72/1983.

This balance sheet solidity - together with the good performance of operations and the promising outlook for business - has also led the Board of Directors to recommend meeting the expectations of the market in terms of maintaining the policy for dividends, by keeping them basically in line with the plans announced in the shareholders' meeting of 12 December 2002. To this end, it is proposed the payment of a special dividend, which, together with the dividend already paid in December 2002, will permit shareholders to receive total amounts per share analogous to the dividends distributed to the holders of ordinary shares and savings shares on the basis of the resolutions adopted by the shareholders' meeting of 7 May 2002. In accordance with the amendment to the bylaws already passed by this extraordinary shareholder's meeting, it is also recommended that the supplement for savings shares provided for in the bylaws, equal to 2% of their face value, also be paid by drawing on the reserves.

The amounts thus established, equal to (euro)0.1768 per ordinary share and
(euro)0.1878 per savings share, will be divided pro rata into two parts subject to different tax treatments:

o 25.97% will be withdrawn from the profit for 2001 carried forward and - for the part not so covered - from sundry reserves created out of profits, up to a maximum of (euro)346,152,775.38 (of which (euro)1,146,812.02 will be 2001 profits), with the assignment of a tax credit of 56.25% with no restrictions on its use;

o 74.03% will be withdrawn, instead, from the share premium account, up to a maximum of (euro)986,826,642.33, without the assignment of a tax credit.

The total value of the dividend distributed will vary with the number of shares having entitlement on the day the dividend is paid, taking into account the own shares held by the Company and the number of shares eligible for subscription, as per the increases in capital provided for in Article 6 of the bylaws, and effectively issued by that date.

In the light of what has been set out above, we submit the following proposal for your approval:

The shareholders' meeting of Telecom Italia S.p.A.

o having considered the Company's accounts for the year ended 31 December 2002, which show a loss for the year of (euro)1,645,375,511.87;

o    having considered the report on operations;

o on the basis of the power attributed to it by Article 7.5 of the Company's bylaws, as amended in this extraordinary shareholder's meeting;

o whereas the increases in capital referred to in Article 6 of the Company's bylaws, for the part that can be subscribed by the dividend payment day, may increase the total number of shares with regular entitlement up to a maximum of 7,411,736,852;

o having regard to the resolution authorizing the purchase and subsequent disposals of own shares adopted by the ordinary shareholder's meeting of 7 November 2001;

o taking into account the quantity of the Company's bonds and commercial paper in issue;

o having taken note of the reports of the Board of Auditors and the external auditors, Reconta Ernst & Young;

                                   resolves

1. to approve the Board of Directors' report on operations, the balance sheet, the income statement and the notes to the accounts of Telecom Italia S.p.A. for the year ended on 31 December 2002, which show a loss for the year of (euro)1,645,375,511.87;

2. to cover the loss for the year of (euro)1,645,375,511.87 by withdrawing an equal amount from the revaluation reserve created under Law 72/1983;

3. to declare a dividend calculated on the basis of the following amounts, which will be applied to the number of ordinary shares and savings shares owned by shareholders (thus excluding the own shares held by the Company) on the dividend payment day:

     o    (euro)0.1768 for each ordinary share or savings share, of which:

          - (euro)0.0459 per share withdrawn first from the profit for 2001 carried forward ((euro)1,146,812.02) and then, for the remaining part, from sundry reserves created out of profits, up to a maximum of (euro)339,051,909.49, with the assignment of a tax credit of 56.25% with no restrictions on its use pursuant to
               Article 14 of Presidential Decree 917/22 December 1986 as amended;

          - (euro)0.1309 per share withdrawn from the share premium account up to a maximum of (euro)970,196,353.93, without the assignment of a tax credit pursuant to Article 44 of Presidential Decree 917/22 December 1986 as amended;

     o    (euro)0.011 for each savings share, of which:

          - (euro)0.0029 per share withdrawn from sundry reserves created out of profits, up to a maximum of (euro)5,954,053.87, with the assignment of a tax credit of 56.25% with no restrictions on its use pursuant to Article 14 of Presidential Decree 917/22 December 1986 as amended;

          - (euro)0.0081 per share withdrawn from the share premium account up to a maximum of (euro)16,630,288.40, without the assignment of a tax credit pursuant to Article 44 of Presidential Decree 917/22 December 1986 as amended;

4. to confer a mandate on the Board of Directors - and on behalf of the Board on its Chairman and the Chief Executive Offiser, Mr. Buora - to ascertain in due course, in relation to the exact number of shares to be remunerated:

     o    the total amount of the dividend distributed;

     o the amounts actually withdrawn from sundry reserves created out of profits and the share premium account to pay the dividend;

5. to pay the above dividend starting on 26 June 2003, with coupon detachment on 23 June 2003.

Reduction of the revaluation reserve under Law 72/1983 by the amount used to cover the loss shown in the financial statements for the year ended 31 December 2002

Dear shareholders,

In the ordinary part of the meeting you were asked to consider using the revaluation reserve created under Law 72/1983 to cover the loss for the year ended 31 December 2002, as provided for by specific legislation.

This would lead, however, to a ban on the distribution of profits until the reserve had been restored to its original value. Alternatively, the law provides for a definitive reduction in the reserve by an amount equal to that used, subject to approval by the extraordinary shareholder's meeting.

Since it is not desirable to impose constraints on the accounts of the company resulting from the merger this meeting is called upon to consider, it is proposed that the reserve should be reduced definitively and its subsequent replenishment excluded.

In the light of what has been set out above, we submit the following proposal for your approval:

The shareholders' meeting of Telecom Italia S.p.A.

o whereas part of the revaluation reserve created under Law 72/1983 has been used to cover the loss recorded in the Company's accounts for the year ended 31 December 2002;

o    having regard to the special legislation applicable;

                                    resolves

to reduce the revaluation reserve created under Law 72/1983 by an amount equal to that used to cover the loss for the 2002 financial year, and thus by
(euro)1,645,375,511.87, from (euro)2,294,719,877.62 to (euro)649,344,365.75.

                              PLAN FOR THE MERGER
                            OF TELECOM ITALIA S.p.A.
                              INTO OLIVETTI S.p.A.
                   (under Article 2501-bis of the Civil Code)























                             Milan, April 15, 2003



   The following is an English translation of the official version in Italian language. In case of conflict, the Italian language version will prevail.

     Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility.

     The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

     The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

     The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange act of 1934.

     The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States

                                      ***

     The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

     It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

     You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

                              PLAN FOR THE MERGER
                            OF TELECOM ITALIA S.P.A.
                              INTO OLIVETTI S.P.A.
                   (under Article 2501-bis of the Civil Code)


1.   Companies participating in the Merger

Absorbing Company

OLIVETTI S.P.A.

Olivetti S.p.A. ("Olivetti" or the "Absorbing Company"), with registered office at 77 Via Jervis, Ivrea, fully paid-up share capital of Euro 8,845,537,520 divided into 8,845,537,520 ordinary shares with a par value of Euro 1 each, tax code and registration number in the Turin Company Register: 00488410010.

Company to be Absorbed

TELECOM ITALIA S.P.A.

Telecom Italia S.p.A. ("Telecom Italia" or the "Company to be Absorbed"), with registered office at 2 Piazza degli Affari, Milan, and headquarters and secondary office at 41 Corso d'Italia, Rome, fully paid-up share capital of Euro 4,023,816,860.80 divided into 5,262,908,631 ordinary shares with a par value of Euro 0.55 each and 2,053,122,025 savings shares with a par value of Euro 0.55 each, tax code and registration number in the Milan Company Register:
00471850016.


2. Bylaws of the Absorbing Company and amendments thereto deriving from the Merger

As a consequence of the Merger, Olivetti will basically adopt the current bylaws of Telecom Italia.

In particular:

(i)   the Absorbing Company will change its name to "Telecom Italia S.p.A.";

(ii) the Absorbing Company will take over the corporate purpose of Telecom Italia in its entirety, so as to be able to continue to perform the activities that Telecom Italia is authorized to perform under administrative measures. The amendment to the corporate purpose will give the right of withdrawal to

     Olivetti shareholders who are absent or contrary to the Merger, pursuant to Article 2437 of the Civil Code;

(iii) the bylaws of the Absorbing Company will be amended to take account of the changes that will be made to the number and par value (which will be fixed at Euro 0.55) of the ordinary and savings shares at the end of the Merger and hence following the application of the share exchange ratio and assignment procedure described in Sections 3 and 4. As a further consequence of the Merger the bylaws will also be amended to take account of (a) the updating of the amount of the increases in capital already approved by Olivetti for the purposes of the "Piano triennale di Stock Option 2002-2004" stock-option plan, the "Piano triennale di Stock Option febbraio 2002-dicembre 2004" stock-option plan, the "Warrant Azioni Olivetti ex Tecnost 1999-2004" warrants, and the convertible bond issues "Prestito Olivetti 1,5% 2001-2004 convertibile con premio al rimborso" and "Prestito Olivetti 1,5% 2001-2010 convertibile con premio al rimborso", and (b) the increases in capital that the Olivetti shareholders' meeting will be called to approve for the purposes of the stock-option plans of the Company to be Absorbed (Piano 1999, Piano
      2000, Piano 2001, Piano Top 2002 and Piano 2002), for the part still applicable;

(iv) the bylaws of the Absorbing Company will contain an article concerning the savings shares that will be assigned in exchange to the holders of Telecom Italia savings shares on the basis of the exchange ratio and assignment procedure described in Sections 3 and 4. In accordance with
      Article 145 of Legislative Decree 58/1998, this article will specify the substance of the preferential rights attaching to the savings shares issued for the purpose of the exchange, the related conditions, limits and procedures for the exercise thereof and describe the legal treatment of this class of shares in the event of the delisting of the ordinary or savings shares of the Absorbing Company. The preferential rights of the savings shares to be issued in exchange will be the same as those of the Telecom Italia savings shares, including the possibility of satisfying the rights attaching to them by distributing reserves, whose introduction in the Telecom Italia bylaws will be proposed at the shareholders' meeting called to consider the Merger Plan;

(v) the Minister for the Economy and Finance has notified Telecom Italia that he does not consider there are grounds for vetoing the adoption of the merger resolution by the Telecom Italia shareholders. With regard to the inclusion in the bylaws of the clauses providing for special powers, the Minister for the Economy and Finance has communicated that he considers it necessary to maintain the power of approval of the acquisition of major equity interests in the company and the veto powers, in the text currently contained in the Telecom Italia bylaws. The Minister for the Economy and Finance has also communicated that he has reached the agreement on these decisions with the Minister for Productive Activities. This premised, pending the formalization of the measure most appropriate to these decisions and the opinion, if any, that the competent European Union authorities may see fit to express on the matter, the Minister for the Economy and Finance has requested that the bylaws to be submitted to the shareholders meetings of the Companies Participating in the Merger contain the provisions specified above.

(vi) It is also pointed out the shareholders' meeting of the Absorbing Company called to approve the Merger Plan will also be requested to grant a delegation under Article 2443 of the Civil Code to increase the share capital following the Merger by means of the issue of up to a maximum of 88,445,000 ordinary shares with a par value of Euro 0.55 each (and thus for a maximum of Euro 48,644,750), to be offered for subscription to employees of the Absorbing Company or its subsidiaries, with the exclusion of the right of pre-emption under the combined effects of
      Article 2441, last paragraph, of the Civil Code and Articles 134(2) and 134(3) of Legislative Decree 58/1998.

(vii) Lastly, it is pointed out that the shareholders' meeting of the Absorbing Company called to approved the Merger Plan will first be requested to approve the replacement of Article 20 (Board of Auditors) and the amendment of Article 13 (Board of Directors) of Olivetti's bylaws.

The complete text of the Absorbing Company's bylaws incorporating all the amendments deriving from the Merger, including what is provided for at points
(v) and (vi), is annexed to this Merger Plan. The numbers contained in such bylaws will be specified in the merger instrument, on the basis of the principles and methods described in Sections 3 and 4.


3.    Exchange ratio

The draft financial statements for the year ended 31 December 2002 of Olivetti and Telecom Italia were taken as showing their assets and liabilities in accordance with and for the purposes of Article 2501-ter of the Civil Code.

The exchange ratio has been fixed as follows:

o 7 Olivetti ordinary shares with a par value of Euro 1 (one) each for every Telecom Italia ordinary share with a par value of Euro 0.55;

o 7 Olivetti savings shares with a par value of Euro 1 (one) each for every Telecom Italia savings share with a par value of Euro 0.55;


No cash consideration is envisaged.

4.   Procedure for assigning the shares of the Absorbing Company

The exchange ratio between the economic values underlying the shares will be satisfied principally by redistributing Olivetti's capital at the time of the Merger's implementation, net of the Olivetti shares with a par value of Euro 1
(one) for which the right of withdrawal referred to in Section 2(ii) has been exercised. This redistribution, subsequent to the change of the par value of the shares of the Absorbing Company from Euro 1 to Euro 0.55, will be made to the shareholders of Olivetti and the shareholders of Telecom Italia other than Olivetti at the time of the implementation of the Merger on the basis of the exchange ratio specified above and will thus give rise to the following assignment ratios:

o for every Olivetti share (with a par value of Euro 1) withdrawn and cancelled, "x" newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55) will be assigned;

o for every Telecom Italia ordinary share (with a par value of Euro 0.55) withdrawn and cancelled, "7x" newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55) will be assigned;

o for every Telecom Italia savings share (with a par value of Euro 0.55) withdrawn and cancelled, "7x" newly-issued savings shares of the Absorbing Company (with a par value of Euro 0.55) will be assigned;

where "x" is the ratio between

     > the total number of shares of the Absorbing Company with a par value of Euro 0.55 to be redistributed

     > the sum of (i) the total number of Olivetti shares with a par value of Euro 1 outstanding (for which the right of withdrawal has not been exercised) at the time of the Merger's implementation and (ii) 7 times the total number of Telecom Italia shares to be exchanged at the time of the Merger's implementation.

Moreover, if the capital to be redistributed is less than Euro 8,845,537,520, the redistribution will be accompanied by the assignment to all the holders of the Absorbing Company's ordinary and savings shares, in proportion to their respective holdings following the redistribution and therefore on the basis of the above-mentioned exchange ratio, of up to a maximum of 11,103,237,961 new ordinary or savings shares with a par value of Euro 0.55 each (and hence up to a total maximum of Euro 6,106,780,879.1) until the share capital of the Absorbing Company reaches a total of Euro 8,845,537,520 (more precisely: Euro 8,845,537,520.05, taking account of the change of the par value of the Absorbing Company's shares to Euro 0.55), without prejudice to any rounding deriving from the exchange operations.

A service will be provided to the shareholders of both Olivetti and Telecom Italia through authorized intermediaries to handle any fractions of shares, at market prices and at no cost in terms of expenses, stamp duty or commissions, which will permit the number of newly-issued shares due to be rounded down or up to the nearest whole number.

In the event that the Olivetti shares held do not entitle the holder to receive, in accordance with the assignment mechanism, even one newly-issued Olivetti share at the end of the Operation, maintenance of the position of shareholder can be ensured by the assignment free of charge to such persons of one share of the Absorbing Company made available by Olivetti International S.A.

The ordinary and savings shares assigned in exchange as specified above will be listed in the same way as the Olivetti ordinary shares currently outstanding.

Upon completion of the assignment procedure described above, the share capital of the Absorbing Company will be fixed in an amount between a minimum of Euro 8,845,537,520 (more precisely: Euro 8,845,537,520.05, taking account of the change of the par value of the Absorbing Company's shares to Euro 0.55) corresponding to Olivetti's paid-up share capital and certified as per Article 2444 of the Civil Code at the date of this Merger Plan, and a maximum of Euro 11,926,697,278 (more precisely: Euro 11,926,697,277.55, taking account of the change of the par value of the Absorbing Company's shares to Euro 0.55) corresponding to the Absorbing Company's share capital assuming that the conversion and subscription rights attaching respectively to the bonds and to the warrants and stock options issued by Olivetti are exercised in full, without prejudice to any rounding deriving from the exchange operations.


5. Date from which the ordinary and savings shares assigned in exchange will be entitled to a share of profits

The ordinary and savings shares issued by the Absorbing Company in exchange for the shares of the Company to be Absorbed that are cancelled as a result of the Merger will have regular dividend rights.


6. Date of effectiveness of the Merger. Recording of Telecom Italia transactions in the accounts of Olivetti. Start of the tax effects of the Merger

In accordance with Article 2504-bis of the Civil Code, the effects of the Merger shall start on the date of the last filing of the merger instrument, or from such later date as may be specified in that instrument.

The effectiveness of the Merger is subject to the admission to listing on the MTA electronic share market operated by Borsa Italiana S.p.A. of the savings shares assigned by the Absorbing Company for the purpose of the exchange.

With reference to point 6 of Article 2501-bis of the Civil Code, the transactions carried out by the Company to be Absorbed will be recorded in the accounts of the Absorbing Company from 1 January of the year in which the Merger will become effective in respect of third parties. The tax effects of the Merger will also start on that date.

7. Treatment reserved to particular categories of shareholders or holders of securities other than shares. Special advantages for directors

No special treatment is envisaged in connection with the Merger for any categories of shareholders or for holders of financial instruments other than the shares of the Absorbing Company or the shares of the Company to be Absorbed, although:

a) the number of shares obtainable by exercising warrants (Olivetti) and stock options (Olivetti and Telecom Italia) and the conversion ratios for the convertible bonds issued by Olivetti will be adjusted to take account of the exchange ratio and assignment procedure described in Sections 3 and 4, with ensuing amendment to all the respective rules;

b) the savings shares issued by the Absorbing Company in exchange for the savings shares of the Company to be Absorbed will have the same rights and features as the latter, as specified in Section 2(iv).

The Absorbing Company will assume the bonds already issued by Telecom Italia and adopt the rules thereof.

No special advantages are envisaged in favour of the directors of the Companies Participating in the Merger.


All numerical and other changes, additions and updates to this Merger Plan or the bylaws of the Absorbing Company annexed hereto shall be made that may be required by the administrative authorities, inter alia with reference to the powers referred to in Section 2(v), or on the occasion of filing with the Company Register or in connection with and/or attendant upon the operations envisaged in this Plan.


Milan, 15 April 2003.


            TELECOM ITALIA S.p.A.                  OLIVETTI S.p.A.

          (in original signed by the respective Legal Representatives)


Annexes:
Bylaws of the Absorbing Company after the Merger

                                              Annexed to the plan for the merger
                                   of Telecom Italia S.p.A. into Olivetti S.p.A.


                  POST-MERGER BYLAWS OF THE ABSORBING COMPANY



         NAME - REGISTERED OFFICE - PURPOSE AND DURATION OF THE COMPANY


Article 1

The name of the Company shall be "TELECOM ITALIA S.p.A."

Article 2

The registered office of the Company shall be at 2 Piazza degli Affari, Milan, and the headquarters and secondary office at 41 Corso d'Italia, Rome.

Article 3

The Company's purpose shall be:

o the installation and operation, using any technique, method or system, of fixed and mobile equipment and installations, including space systems which use artificial satellites, radio stations, including shipboard stations, links for maritime wireless communications, and dedicated and/or integrated networks, for the purpose of providing and operating, without territorial restrictions, licensed telecommunications services for public use and telecommunications services in a free-market environment, including those resulting from technological progress, and the performance of activities directly or indirectly related thereto, including the design, construction, operation, maintenance and distribution of telecommunications, remote-computing, online and electronic products, services and systems;

o the performance of activities related to or otherwise serving the pursuit of the corporate purpose, including publishing, advertising, information technology, online and multimedia activities and, in general, all commercial, financial, property, research, training and consulting activities;

o the acquisition, provided it is not the Company's principal activity, of equity interests in other companies and undertakings falling within the scope of the corporate purpose or related, complementary or similar thereto, including companies involved in manufacturing electronic products and insurance;

o the control and the strategic, technical and administrative and financial coordination of subsidiary companies and undertakings, and the financial planning and management thereof, with the implementation of all related transactions.

     Activities reserved to persons entered in a professional register, activities involving dealings with the public covered by Article 106 of Legislative Decree 385/1993, and those which are otherwise prohibited by applicable legislation shall be expressly excluded.

Article 4

The duration of the Company shall be until 31 December 2100.

                         SHARE CAPITAL - SHARES - BONDS


Article 5

The share capital shall be Euro [-],divided into [-] ordinary shares with a par value of Euro 0.55 each and [-] savings shares with a par value of Euro 0.55 each.

The Extraordinary Shareholders' Meeting of 4 October 2000 approved the increase, in one or more steps, of the share capital by up to a maximum amount now remaining, partly as a consequence of the resolution adopted by the Extraordinary Shareholders' Meeting of [-], of Euro 56,992,575.20, which is reserved exclusively for the exercise of the Warrant Tecnost 1999-2004 (now Warrant Azioni Olivetti ex Tecnost 1999-2004) warrants, by means of the issue of up to a maximum of 103,622,864 ordinary shares with a par value of Euro 0.55 each.

The Shareholders' Meeting of [-], reiterating, updating and, where necessary, renewing earlier resolutions of the Shareholders' Meeting and the Board of Directors resolved to increase the share capital by the following divisible amounts:

1. up to a maximum of Euro 492,726.30, by means of the issue of up to a maximum of 895,866 shares with a par value of Euro 0.55 each for the exercise of the "Piano triennale Stock Option 2002-2004" stock options, increase to be implemented by 15 December 2004;

2. up to a maximum of Euro 10,743,649.40, by means of the issue of up to a maximum of 19,533,908 shares with a par value of Euro 0.55 each for the exercise of the "Piano triennale Stock Option febbraio 2002-dicembre 2004" stock options, increase to be implemented by 31 December 2004;

3. up to a maximum of Euro 180,568,488.10, by means of the issue of up to a maximum of 328,306,342 shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the "Olivetti 1,5% 2001-2004 convertibile con premio al rimborso" convertible bonds, on the basis of a conversion ratio equal to the assignment ratio established for the shareholders of Olivetti S.p.A. in the context of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.;

4. up to a maximum of Euro 892,681,820.80, by means of the issue of up to a maximum of 1,623,057,856 shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the "Olivetti 1,5% 2001-2010 convertibile con premio al rimborso" convertible bonds, on the basis of a conversion ratio equal to the assignment ratio established for the shareholders of Olivetti S.p.A. in the context of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.

The Shareholders' Meeting of [-] also resolved to increase the share capital by up to a maximum of Euro 261,956,575.10, by means of the issue of up to a maximum of 476,284,682 shares with a par value of Euro 0.55 each, divided into the following divisible tranches:

1. a tranche of up to a maximum of Euro 21,969,104.30 for the exercise of the "Piano di Stock Option 1999" stock options, increase to be implemented by 31 January 2005 by means of the issue of up to a maximum of 39,943,826 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 6.79 per option held;

2. a tranche of up to a maximum of Euro 53,421,890.50 for the exercise of the "Piano di Stock Option 2000" stock options, increase to be implemented by 30 July 2008 by means of the issue of up to a maximum of 97,130,710 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 13.815 per option held;

3. a tranche of up to a maximum of Euro 84,158,927.60 for the exercise of the "Piano di Stock Option 2001" stock options, increase to be implemented by 30 April 2008 by means of the issue of up to a maximum of 153,016,232 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 10.488 per option held;

4. a tranche of up to a maximum of Euro 30,600,889.00 for the exercise of the "Piano di Stock Option Top 2002" stock options, increase to be implemented by 28 February 2010 by means of the issue of up to a maximum of 55,637,980 shares with a par value of Euro
     0.55 each, to be subscribed for at a total price of Euro 9.203 per option held;

5. a tranche of up to a maximum of Euro 71,805,763.70 for the exercise of the "Piano di Stock Option 2002" stock options, increase to be implemented by 31 March 2008 for the first lot, by 31 March 2009 for the second lot and by 31 March 2010 for the third lot by means of the issue of up to a maximum of 130,555,934 ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price for the different options of respectively Euro 9.665, Euro 7.952 and Euro 7.721 per option held.

The Extraordinary Shareholders' Meeting of 8 May 2002 authorized the directors, under Article 2420-ter of the Civil Code, to issue, in one or more steps, for up to a maximum of five years from the date of the resolution referred to above, bonds, in euros or other currencies, possibly convertible into the shares of other companies, with or without warrants giving the right to acquire shares of other companies, up to a maximum amount of Euro 9 billion, within the limits permitted from time to time by law, and to establish the procedures, time limits, conditions and related rules of such issues.

The Shareholders' Meeting of [-] authorized the Board of Directors, under
Article 2443 of the Civil Code and for a period of up to a maximum of five years from [-], to increase the share capital in one or more steps by means of the issue for cash of up to a maximum of 88,445,000 ordinary shares with a par value of Euro 0.55 each (and thus for up to a maximum of Euro [-]), to be offered for subscription to employees of Telecom Italia S.p.A. or its subsidiaries, with the exclusion of the right of pre-emption pursuant to the combined effects of Article 2441, last paragraph, of the Civil Code and Articles 134(2) and 134(3) of Legislative Decree 58/1998. The Board of Directors' resolutions shall establish a time limit for the subscription of the shares and provide that, in the event of the increase approved not being subscribed for within the time limit established from time to time for the purpose, the share capital be increased by an amount equal to the subscriptions collected by such time limit.

Article 6

The savings shares shall have the preferential rights set forth in this Article.

The net profit shown in the duly approved annual accounts, less the amount allocated to the legal reserve, must be distributed to the savings shares up to five per cent of their par value.

The net profit that remains after the allocation to the savings shares of the preferred dividend provided for in the second paragraph, payment of which must be approved by the Shareholders' Meeting, shall be divided among all the shares in such a way that the dividend per savings share is higher by two per cent of its par value than the dividend per ordinary share.

When the dividend paid on savings share in a fiscal year is less than that indicated in the second paragraph, the difference shall go to increase the preferred dividend in the next two fiscal years.

In the event of a distribution of reserves, the savings shares have the same rights as the other shares. If the net profit for the year is nil or insufficient to satisfy the property rights referred to in the preceding paragraphs, the Shareholders' Meeting called to approve the annual accounts may resolve to satisfy the right referred to in the second paragraph and/or the right to the premium referred to in the third paragraph by drawing on the reserves. Payment made by drawing on the reserves shall exclude application of the mechanism for carrying over, to the two following fiscal years, the right to preferred dividends not received through the distribution of profits referred to in the fourth paragraph.

A reduction of the share capital due to losses shall not entail a reduction of the par value of the savings shares, except for the amount of the loss that exceeds the total par value of the other shares.

Upon dissolution of the Company, the savings shares shall have priority in the repayment of the capital up to their entire par value.

If the Company's ordinary or savings shares are delisted, holders of saving shares may apply to the Company for their conversion into ordinary shares, in the manner approved by an Extraordinary Shareholders' Meeting called ad hoc within two months of the delisting.

Article 7

The shares shall be indivisible. In the event of joint ownership, the rights of the joint owners shall be exercised by a common representative. Fully paid-up shares may be bearer shares when the law permits. In such case, shareholders may apply for their shares to be converted, at their own expense, into registered shares or vice versa.

Vis-a-vis the Company, shareholders shall be deemed to elect domicile for all legal purposes at the domicile indicated in the Shareholders' Register.

Article 8

The Company may issue bonds and shall establish the terms and conditions of their placement.


                               BOARD OF DIRECTORS

Article 9

The Company shall be managed by a Board of Directors consisting of not less than seven and not more than twenty-three members. The Shareholders' Meeting shall establish the number of members of the Board, which shall remain unchanged until the Meeting establishes a different number.

The Board of Directors shall be appointed on the basis of slates presented by the shareholders pursuant to the following paragraphs or by the outgoing Board of Directors, on which the candidates shall be listed by serial number.

When the Board of Directors presents its own slate, it shall be filed at the registered office of the Company and published in at least one Italian daily newspaper with national circulation, at least twenty days prior to the date set for the Shareholders' Meeting on the first call.

The slates presented by the shareholders shall be filed at the registered office of the Company and published at the expense of the shareholders in the manner indicated in the preceding paragraph at least ten days prior to the date set for the Shareholders' Meeting on the first call.

Each shareholder may present or participate in the presentation of only one slate and each candidate may appear on only one slate on pain of ineligibility.

Only shareholders who alone or together with other shareholders hold a total number of shares representing at least 1% of the share capital entitled to vote at the Ordinary Shareholders' Meeting may submit slates. To evidence ownership of the number of shares necessary to present slates, shareholders must present and/or deliver to the registered office of the Company, at least five days prior to the date set for the Shareholders' Meeting on the first call, a copy of the documentation attesting their right to attend the meeting.

Together with each slate, and within the respective time limits specified above, declarations must be filed in which the individual candidates agree to their candidacy and attest, on their own responsibility, that there are no grounds for ineligibility or incompatibility, and that they meet any requirements prescribed for the positions in question. Together with the declarations, a curriculum vitae shall be filed for each candidate setting out their main personal and professional data with an indication, where appropriate, of the grounds for their qualifying as independent.

Each person entitled to vote may vote for only one slate.

The Board of Directors shall be elected as specified below:

a) four fifths of the directors to be elected shall be chosen from the slate that obtains the majority of the votes cast by the shareholders, in the order in which they are listed on the slate; in the event of a fractional number, it shall be rounded down to the nearest whole number;

b) the remaining directors shall be taken from the other slates; to that end, the votes obtained by the various slates shall be divided first by one, then by two, then by three and then by four, up to the number of directors to be chosen. The quotients thus obtained shall be assigned to the candidates on each slate in the order specified thereon. On the basis of the quotients assigned, the candidates on the various slates shall be arranged in a single decreasing ranking. Those who have obtained the highest quotients shall be elected.

     If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected any director or that has elected the smallest number of directors shall be elected.

     If none of such slates has yet elected a director or all of them have elected the same number of directors, the candidate from the slate that obtained the largest number of votes shall be elected. If the different slates have received the same number of votes and their candidates have been assigned the same quotients, a new vote shall be held by the entire Shareholders' Meeting and the candidate obtaining the simple majority of the votes shall be elected.

In appointing directors who for any reason have not been appointed pursuant to the procedure specified above, the Shareholders' Meeting shall vote on the basis of the majorities required by law.

If in the course of the fiscal year one or more vacancies occur on the Board, the procedure specified in Article 2386 of the Civil Code shall be followed.

Should a majority of the seats on the Board of Directors become vacant for any cause or reason, the remaining directors shall be deemed to have resigned and they shall cease to hold office from the time the Board has been reconstituted by persons appointed by the Shareholders' Meeting.

Article 10

The Board of Directors shall elect a Chairman from among its member - if the Shareholders' Meeting has not already done so - and may also appoint a Deputy Chairman; both may be re-elected.

In the absence or disability to act of the Chairman, the Deputy Chairman, if one has been appointed, shall take his/her place or, if the Deputy Chairman is absent, the most senior director by age.

The Board of Directors may elect a Secretary who need not be a director.

Extracts from the register of the minutes of meetings of the Board of Directors signed by the Chairman or by two directors and countersigned by the Secretary shall be conclusive evidence.

Article 11

The Chairman or whoever takes his/her place shall call meetings of the Board of Directors at the Company's registered office or elsewhere, indicating the time and place, whenever he/she deems this appropriate in the interests of the Company or receives a written request to do so from at least one third of the directors holding office or from the members of the Board of Auditors.

In general, meetings shall be called at least five days prior to the date thereof, except in urgent cases, when it may be given by telegram, fax or e-mail with at least twenty-four hours' notice.

Notice shall be given to the Board of Auditors within the same time limits.

Meetings of the Board of Directors may be held - if the Chairman or the person acting in his/her place deems it necessary - by video-conference or audio-conference, provided that all those taking part can be identified by the Chairman and all the other participants, that they are able to follow the debate and intervene in real time in relation to the matters under discussion, that they are able to exchange documents pertaining to such matters and that all the above is fully recorded in the minutes. Once the above conditions have been verified, the Board meeting shall be considered to have taken place where the Chairman is located, where the Secretary to the meeting must also be.

Article 12

The Board of Directors shall have the broadest possible powers of ordinary and extraordinary administration of the Company, since all matters not expressly reserved to the General Shareholders' Meeting by law or these bylaws are within its jurisdiction.

The Board of Directors, through the Chairman or other directors delegated for the purpose, shall report to the Board of Auditors on the activities carried out and the transactions of greatest economic, financial or asset-related significance concluded by the Company or its subsidiaries; in particular, transactions involving a potential conflict of interest must be reported on. The report shall be made in good time, and at least once in each quarter, on the occasion of the meetings of the Board of Directors and the Executive Committee or in a written memorandum addressed to the Chairman of the Board of Auditors.

In accordance with the times and procedures for disclosing information to the market, the representative of the holders of savings shares must be informed by the Board of Directors or the persons delegated for the purpose of any corporate transactions that might affect the price of the shares of that class.

Article 13

To implement its own resolutions and manage the Company, the Board of Directors, subject to the limits provided for by law, may:

o create an Executive Committee, establishing its powers and the number of members;

o delegate suitable powers, establishing the limits thereof, to one or more directors, possibly with the title of Chief Executive Officer;

o appoint one or more General Managers, establishing their powers and duties;

o appoint attorneys, who may be members of the Board of Directors, for specific transactions and for a limited period of time.

Article 14

The company signature and the legal representation of the Company vis-a-vis third parties and in legal proceedings shall pertain to the Chairman and, in his absence or disability to act, the Deputy Chairman, if one is appointed; they shall also pertain to the directors with delegated powers.

Article 15

The directors shall be entitled to the reimbursement of expenses incurred in the performance of their duties. The Ordinary Shareholders' Meeting shall also decide the annual compensation payable to the Board. Once fixed, this compensation shall remain unchanged until the Meeting establishes a different amount.


                               BOARD OF AUDITORS

Article 16

The Board of Auditors shall consist of five or seven auditors. The Shareholders' Meeting shall establish the exact number, which shall remain unchanged until the Meeting establishes a different number. The Meeting shall also appoint two alternates.

The Board of Auditors shall elect a Chairman from among its members by majority vote. In the absence or disability to act of the Chairman, he/she shall be replaced by the most senior auditor by age.

Without prejudice to the situations of incompatibility established by law, persons who are members of the boards of auditors of more than five companies listed on Italian regulated markets may not be appointed auditors and shall forfeit the post if they are elected. TELECOM ITALIA S.p.A. and its subsidiaries shall not be included when computing the above limit.

For the purposes of Articles 1(2)(b) and 1(2)(c) of the regulation referred to in Justice Minister Decree 162/2000, the following sectors of activity and matters shall be considered closely linked to those of the Company: telecommunications, information technology, online systems, electronics and multimedia technology, and matters related to private and administrative law, economics and business administration.

The appointment of the Board of Auditors shall be based on the slates presented by shareholders who individually or together with other shareholders hold a total number of shares representing at least 1% of the share capital entitled to vote at the Ordinary Shareholders' Meeting. To evidence ownership of the number of shares necessary to present slates, shareholders must present and/or deliver to the registered office of the Company, at least five days prior to the date set for the Shareholders' Meeting on the first call, a copy of the documentation attesting their right to attend the meeting.

Each shareholder may present or participate in the presentation of only one slate and each candidate may appear on only one slate on pain of ineligibility.

The slates must be filed at the registered office of the Company and published at the expense of the shareholders who present them in at least one Italian daily newspaper with national circulation, at least ten days prior to the date set for the Shareholders' Meeting on the first call.

Together with each slate, declarations must be filed in which the individual candidates agree to their candidacy and attest, on their own responsibility, that there are no grounds for ineligibility or incompatibility, and that they meet the requirements prescribed by law and these bylaws. Together with the declarations, a curriculum vitae for each candidate shall be filed setting out their main personal and professional data.

The slates shall be divided into two sections: one for candidates to the position of auditor and the other for candidates to the position of alternate. The first candidate in each section must be selected from among persons entered in the register of auditors who have worked on statutory audits for a period of not less than three years.

Each person entitled to vote may vote for only one slate.

The Board of Auditors shall be elected as specified below:

a) from the slate that obtains the majority of the votes cast by the shareholders (the Majority Slate) one alternate and all the auditors not chosen from the other slates (the Minority Slates) shall be chosen in the order in which they are listed on the slate;

b) from the Minority Slates two auditors shall be chosen. One alternate shall be chosen from the Minority Slate that obtains the largest number of votes.

     For the appointment of the auditors from the Minority Lists, the votes obtained by the various slates shall be divided first by one and then by two. The quotients thus obtained shall be assigned to the candidate auditors on each slate in the order specified thereon. On the basis of the quotients assigned, the candidates on the various slates shall be arranged in a single decreasing ranking and those who have obtained the highest quotients shall be elected.

     If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected an auditor shall be elected or, subordinately, there shall be a tiebreaker vote by the entire Shareholders' Meeting and the slate that obtains the simple majority of the votes shall prevail.

In appointing auditors who for any reason have not been appointed pursuant to the procedure specified above, the Shareholders' Meeting shall vote on the basis of the majorities required by law.

In the event of the substitution of an auditor chosen from the Majority Slate or one of the Minority Slates, the alternate chosen respectively from the Majority List or the Minority Lists shall take his/her place. Appointments to fill vacancies on the Board of Auditors pursuant to Article 2401 of the Civil Code shall be made by the Shareholders' Meeting on the basis of the majorities required by law.

After notifying the Chairman of the Board of Directors, the Board of Auditors, or at least two auditors, may call, as provided for by law, a meeting of the shareholders, the Board of Directors or the Executive Committee.

Meetings of the Board of Auditors - if the Chairman deems it necessary - may be validly held by video-conference or by audio-conference, provided all those taking part can be identified by the Chairman and by all the other participants, that they are able to follow the debate and intervene in real time in dealing with the matters being discussed, that they are able to exchange documents pertaining to such matters and that all the above is fully recorded in the minutes. Once the above conditions have been verified, the meeting of the Board of Auditors shall be considered to have taken place where the Chairman is located.


                             SHAREHOLDERS' MEETING

Article 17

An Ordinary Shareholders' Meeting shall be called to approve the annual accounts every year within six months of the end of the fiscal year. Ordinary and Extraordinary Shareholders' Meetings may be held in a place other than the Registered Office, provided it is in Italy.

An Extraordinary Shareholders' Meeting shall be called whenever it is deemed advisable by the Board of Directors and when it is required by law.

Article 18

Every shareholder entitled to attend may be represented at the Shareholders' Meeting by giving a proxy to an individual or legal entity, subject to the restrictions established by law.

In order to facilitate the collection of proxies among employee shareholders of the Company and its subsidiaries who belong to shareholder associations satisfying the requirements established by law, special areas shall be made available in accordance with the procedures and time limits established by the Board of Directors either directly or through its agents where information can be provided and proxy forms collected.

Article 19

The Chairman of the Board of Directors or whoever takes his/her place or, in the absence thereof, the person appointed by those present, shall chair the Shareholders' Meeting and set the rules for the proceedings.

The Secretary shall be appointed by the Meeting, which may select a person who is not a shareholder.

The proceedings of shareholders' meetings shall be governed by law, these bylaws and the Meeting Rules approved by the Ordinary Shareholders' Meeting.

Article 20

Resolutions may be adopted by a show of hands. The Chairman shall establish the procedures for recording votes and may choose two or more tellers from among the persons present.

Each shareholder may exercise his/her right to vote by mail, in accordance with the applicable law.


                            FISCAL YEAR - DIVIDENDS

Article 21

The fiscal year shall end on 31 December of each year.

From the net profit reported in the annual accounts, 5% shall be allocated to the legal reserve until this reaches an amount equal to one-fifth of the share capital.

The remainder shall be used to pay the dividend determined by the Shareholders' Meeting, and for such other purposes as the Meeting deems most appropriate or necessary.

During the course of the fiscal year, the Board of Directors may distribute interim dividends to the shareholders.


                                 SPECIAL POWERS

Article 22

Pursuant to Article 2(1) of Decree Law 332/1994, ratified with amendments by Law 474/1994, the Minister for the Economy and Finance, in agreement with the Minister for Productive Activities, shall have the following special powers:

a) approval, to be granted expressly upon the acquisition by parties subject to the limitations on share ownership referred to in Article 3 of Decree Law 332/1994, ratified with amendments by Law 474/1994, of major holdings, taken to mean holdings that, as specified by Treasury Minister Decree of 24 March 1997, are equal to at least 3% of the share capital represented by shares with a right to vote at the Ordinary Shareholders' Meeting. Approval must be granted within sixty days of the date of the communication that the Board of Directors must send at the time of the application for entry in the Shareholders' Register. Until approval has been granted and after expiration of the time limit without any action, the transferee may not exercise the voting rights or any rights other than the property rights attaching to the shares that represent the major holding. If approval is refused or the time limit expires without action, the transferee must sell the shares within one year. If this is not done, the Court, at the request of the Minister for the Economy and Finance, shall order the sale of the shares representing the major holding pursuant to the procedures established in Article 2359-ter of the Civil Code;

b) veto of any resolution to dissolve the Company, transfer the business, merge or divide the Company, transfer the registered office outside Italy, change the corporate object, or amend these bylaws with a view to eliminating or modifying the powers specified in subparagraphs a) and b).

In accordance with the provisions of the Prime Ministerial Decree issued on 21 March 1997 pursuant to Law 474/1994 and the Treasury Minister Decree issued pursuant to the same law on 21 March 1997, this article shall remain in the bylaws for three years and in any case until the liberalization of the telecommunications industry has reached a sufficiently advanced stage and the industry regulatory authority has become firmly established; the decision that these conditions have been met shall be adopted in an instrument issued in the form indicated in the above-mentioned Prime Ministerial Decree.

ERNST& YOUNG [LOGO]                                 Reconta Ernst & Young S.p.A.




                            PLAN FOR THE MERGER OF

                             TELECOM ITALIA S.p.A.

                                     INTO

                                OLIVETTI S.p.A.




                                AUDITORS' REPORT
                    Relating to the exchange ratio of shares
           pursuant to Art. 2501 quinquies of the Italian Civil Code.

                  (Translation from the original Italian text)

                             PLAN FOR THE MERGER OF

                             TELECOM ITALIA S.P.A.

                              INTO OLIVETTI S.P.A.


                                AUDITORS' REPORT
                    Relating to the exchange ratio of shares
           pursuant to Art. 2501 quinquies of the Italian Civil Code.

                  (Translation from the original Italian text)



To the Shareholders of
Telecom Italia S.p.A.


1.   OBJECTIVE, SUBJECT AND SCOPE OF THE ENGAGEMENT

We have been appointed by Telecom Italia S.p.A. to prepare our report on the exchange ratio of shares (hereinafter the "exchange ratio") of Telecom Italia S.p.A. (hereinafter "Telecom Italia" or the "company to be absorbed") and Olivetti S.p.A. (hereinafter "Olivetti" or the "absorbing company" and, together with Telecom Italia, the "Companies"), in accordance with Article 2501 quinquies of the Italian Civil Code. To this end, we have been provided by Telecom Italia with the plan for the merger, accompanied by the Directors' Report, which identifies, explains and justifies, pursuant to Article 2501 quater of the Italian Civil Code, the exchange ratio, as well as the Balance Sheet as of December 31, 2002 provided by Article 2501 ter of the Italian Civil Code.

The plan for the merger will be subject to approval at the Extraordinary General Meeting of the shareholders of Telecom Italia to be held on May 24, 2003, first meeting, or on May 25, 2003, second meeting.

Similarly, the shareholders of Olivetti will be required to approve the plan for the merger at the Extraordinary General Meeting to be held on May 24, 2003, first meeting, or on May 25, second meeting or, on May 26, 2003, third meeting if required.

Deloitte & Touche Italia S.p.A. has been appointed by Olivetti to prepare a similar report on the exchange ratio.

In order to provide the shareholders with adequate information regarding the exchange ratio, this report illustrates the methods adopted by the Directors in determining the exchange ratio and the difficulties encountered by them; in addition, this report also indicates whether, under the circumstances, such methods are reasonable and not arbitrary, whether the Directors have considered the respective importance of such methods and whether the methods have been correctly applied.

In our examination of the valuation methods adopted by the Directors, also based on indications from their Professional Advisors, we have not made a valuation of the Companies participating to the merger. This was done solely by the Directors and the Professional Advisors appointed by them.


2.   SUMMARY OF THE TRANSACTION

The Boards of Directors of Telecom Italia and of Olivetti have developed a plan, the purpose of which is to simplify the corporate structure of the Olivetti and Telecom Italia Group.

As indicated in the report of the Board of Directors of Telecom Italia, the proposed transaction provides for the merger of Telecom Italia into Olivetti, pursuant to Articles 2501 and following of the Italian Civil Code. Such transaction, with respect to its scope and main characteristics, was approved by the Boards of Directors of the companies participating to the merger, held on March 11, 2003.

On April 15, 2003, the Board of Directors of Telecom Italia approved the plan for the merger of Telecom Italia into Olivetti, confirming the exchange ratio preliminarily indicated by the Board of Directors on March 11,2003.

The merger will be effected on the basis of the draft financial statements of Telecom Italia and of Olivetti as of December 31, 2002, adopted by the Boards of Directors of the Companies as the balance sheets required by Article 2501 ter of the Italian Civil Code.

As a result of the merger, the absorbing company will take the name and the corporate scope of Telecom Italia and will adopt new by-laws, based on the current by-laws of Telecom Italia.

As a consequence of the change in the corporate scope, the shareholders of Olivetti who are absent or contrary to the resolutions approving the transaction, will have the right to withdraw pursuant to Article 2437 of the Italian Civil Code.

In the context of the transaction, Olivetti announced the intention to proceed with a voluntary and partial tender offer on Telecom Italia's ordinary and savings shares. In particular, Olivetti intends to offer a consideration based on the average of the stock- market prices of Telecom Italia's ordinary and savings shares in the period between March 12, 2003 and the date of the shareholders' meeting called to approve the merger project, increased by a premium of 20%. In any case, the consideration will not be (i) higher than Euro
8.40 for each ordinary share and Euro 5.65 for each savings share and (ii) lower than Euro 7 for each ordinary share and Euro 4.70 for each savings share.

Based on information already made public, the number of shares subject to the tender offer will be determined when the period to exercise the right of withdrawal pursuant to Article 2437 of the Italian Civil Code will expire and, accordingly, at the time Olivetti will have determined the total amount of disbursement to be incurred for such withdrawals. The maximum total amount for the tender offer will be Euro 9 billion, net of the amount of withdrawals. The financial resources allocated to the tender offer for each class of shares (ordinary and savings), if non totally utilized for a class will be assigned to the other class. If the acceptances of the tender offer by the holders of ordinary shares and savings shares were to exceed the quantity tendered for, they will be prorated with respect to each class.

The tender offer will start subsequent to the expiration of the term for the exercise of the right of withdrawal and will be completed prior to the execution of the merger deed. The offering will cease its effects in case the registration of the merger deed at the Companies' Register will not be completed.

The offering will be evaluated by the Board of Directors of Telecom Italia, pursuant to Article 39 of the Ruling for the Issuers on the Italian Stock Exchange.

The merger will result with the cancellation of Olivetti's investment in Telecom Italia. Olivetti's share capital, as resulting on the date the merger will become effective, will be re-determined on the basis of the reduction of the par value of the shares (from Euro 1.00 to Euro 0.55), of its allocation to ordinary and savings shares (the latter category being introduced in the new by-laws of the absorbing company as a result of the merger) and of the necessity to maintain its current level in terms of absolute value. After the allocation, the capital of the company resulting from the merger will be distributed to the shareholders of Olivetti and those of Telecom Italia on the basis of a distribution ratio which will reflect the exchange ratio of Olivetti's shares with the ordinary and savings shares of Telecom Italia. In particular, with respect to the criteria for the allocation of Olivetti's shares, the Directors propose to proceed to the exchange by adopting principally the method of the re-distribution of Olivetti's capital and issuing new shares only within the limits eventually required to maintain the share capital at the current level. The re-distribution method consists in the allocation of the absorbing company's share capital among the shareholders of the absorbing company and those of the company to be absorbed, on the basis of the so called "natural" exchange ratio. The determination of the share capital and the exchange transaction will be made in accordance with the following principles:

- Olivetti will set the par value of its shares - to the amount resulting from the conversions of the convertible bonds, the exercise of the warrants and the exercise of the stock options on one hand, and the exercise of the right of withdrawal on the other hand - at Euro 0.55 each (equal to the par value of Telecom Italia's shares), in place of the current par value of Euro 1. Therefore, the share capital of Olivetti will be divided in a greater number of shares. These shares, will be divided into ordinary and savings shares;

- the new shares, ordinary and savings, with a par value of Euro 0.55 each, representing the share capital of Olivetti at the time of the merger, will be distributed to Olivetti's ordinary shareholders and to ordinary and savings shareholders of Telecom Italia, respectively. This distribution will be made on the basis of the distribution ratios, which will reflect the so called "natural" exchange ratio, with reference to the actual number of shares to be distributed, not yet known as of to date. Paragraph
     6.4 below indicates this ratio as 7 ordinary or savings shares of Olivetti for each of ordinary and savings shares of Telecom Italia.

Should the capital of the absorbing company at the time of the merger fall, as a result of the effect of the withdrawals in respect to those of the conversions, below the current amount of Euro 8,845,537,520, the distribution of the share capital will be accompanied by the issuance of new ordinary and savings shares of the company resulting from the merger, to service the exchange of shares, up to a maximum number of 11,103,237,962, with a par value of Euro 0.55 each, in respect to the assignment to capital of the portion of minority interests of the company to be absorbed. These additional shares will be allocated to the shareholders of the absorbing company as well as those of the company to be absorbed, in respect of their proportional ownership.

At the time of the exchange of shares, Olivetti will assign to the savings shareholders of Telecom Italia new savings shares with characteristics corresponding to those currently issued by Telecom Italia.

The transaction provides for the listing of savings shares that will be issued by the absorbing company to service the exchange of shares in favor of the savings shareholders of Telecom Italia. The new Olivetti savings shares will have a par value of Euro 0.55 each, corresponding to that of the current savings shares of Telecom Italia.

Pursuant to Articles 2504 bis, last paragraph and 2501 bis, first paragraph, n. 5 of the Italian Civil Code, the new shares of the company resulting from the merger will have regular dividend rights.

Pursuant to Article 2504 bis, last paragraph of the Italian Civil Code, the effects of the merger, except for those effects provided for by Article 2501 bis, numbers 5 and 6 of the Italian Civil Code, will start from the last of the registrations of the merger deed, or from such subsequent date provided for by the merger deed.

The operations of the company to be absorbed, including income taxes, will be imputed to the financial statements of the absorbing company, with effect from January 1 of the year in which the transaction will become effective.


3.   DOCUMENTATION UTILIZED

In performing our work, we obtained from Telecom Italia and Olivetti, such documentation and information as was considered useful in the circumstances. We analyzed such documentation and, in particular:

a) the plan for the merger and the reports of the Boards of Directors of the two Companies addressed to the respective Extraordinary General Meetings which, on the basis of the Balance Sheet as at December 31, 2002, propose an exchange ratio as follows:

     7 Olivetti ordinary shares, with a par value of Euro 1.00 (one) each for each Telecom Italia ordinary share, with a par value of Euro 0.55 each;

     7 Olivetti savings shares, with a par value of Euro 1.00 (one) each for each Telecom Italia ordinary share, with a par value of Euro 0.55 each.

     This exchange ratio, so called "natural", corresponds to the exchange ratio that would be applied, had the merger been realized without re-distribution, but issuing new shares to service the exchange ratio.

     The ratio for the exchange of shares has been determined by the Directors also taking into account the valuation reports of the Professional Advisors indicated in points b) and c) below. The report of the Board of Directors sets out in detail the valuation criteria adopted, the reasons for their choice, the values resulting from their application and the related comments;

b) the appraisal report of the exchange ratio prepared by Lazard, as Professional Advisor of the Directors; this report, dated May 11, 2003, and prepared at the request of Telecom Italia, sets out the valuation criteria adopted, the reason for which they were chosen and the results of their application;

c) the fairness opinion issued by Goldman Sachs on March 11, 2003 at the request of Telecom Italia, with respect to the fairness of the exchange ratio;

d) the following documentation, used by the Professional Advisors to prepare their appraisal reports and, subsequently, within the scope of our engagement, also utilized by us:

     - the financial statements and the consolidated financial statements of Telecom Italia and Olivetti as at December 31, 2001 accompanied by the Report of the Board of Directors, the Report of the Board of Statutory Auditors and the Independent Auditors' Report;

     - draft financial statements and draft consolidated financial statements of Telecom Italia and of Olivetti as at December 31, 2002 accompanied by the Report of the Board of Directors;

     - Telecom Italia's consolidated Business Plan 2003 - 2005 (version dated January 16, 2003) and related updates;

     -    Tecnost Group's condensed business plan;

     - historical market prices and trading volumes of ordinary and savings shares of Telecom Italia and Olivetti;

     - publicly available information about companies operating in the same sector;

     - financial research and analyses, published by specialized institutions and investment banks;

e)   additional documentation, as follows, has been utilized by us:

     - data and information obtained from the Professional Advisors and used by them for the determination of the exchange ratio;

     -    rulings of convertible bonds of Olivetti;

     - appraisal report of the exchange ratio dated March 11, 2003, issued by JP Morgan as Professional Advisor of Olivetti and the report prepared by Professor Angelo Provasoli, who reviewed and concurred with the valuation methodologies adopted by JP Morgan;

     -    by-laws of the companies participating to the merger;

     - accounting elements and other information as deemed necessary for this report.

Finally, we obtained representation from Telecom Italia that, as to the Directors' best knowledge, no significant changes occurred in the data and information considered during our analysis. The same representation has been obtained by Deloitte & Touche Italia S.p.A. from the Directors of Olivetti.

4. VALUATION METHODS ADOPTED BY THE BOARDS OF DIRECTORS FOR THE DETERMINATION OF THE EXCHANGE RATIO

The Directors, also supported by their Professional Advisors, considering the importance and complexity of the merger transaction, deemed it appropriate to identify the valuation methods which, in addition to be in accordance with current best practice, would enable the two companies to be valued on a homogeneous basis.

4.1. Selection of the methods and valuation criteria

The Board of Directors of Telecom Italia determined the exchange ratio by selecting, among a number of valuation methods, those deemed more appropriate to express the value of the entities involved in the merger, considering the activities carried-out by the absorbing company and by the company to be absorbed.

In addition, as suggested by corporate doctrine and professional practice, the Directors compared the values attributed to the companies participating in the merger process under the assumption that they will continue as a going concern. These values cannot be considered representative of a valuation in absolute terms of the two companies participating to the merger, nor can they be compared with any acquisition or sale prices (which normally reflect majority premiums or minority discounts).

The Directors of Telecom Italia, supported by their Professional Advisors, selected the valuation methods and principles to be adopted taking into account:

a) the specific objectives attributed to the valuations with reference to the underlying transaction;

b) the nature of the activities carried-out by each company participating to the merger.

In connection with the first aspect, in the selection of the valuation principles the Directors referred to the purpose of the valuation and to the relevant factors that allow to estimate the value of the entities being valued. As the objective is to express comparable values in order to determine the exchange ratio, the Directors adopted, for both companies participating to the merger, valuation methods based on homogeneous criteria.

As to the second aspect, the Directors considered on one hand the various areas of operations of Telecom Italia and, on the other hand, the circumstances that the controlling investment of Olivetti in Telecom Italia represents a significant component of total assets of Olivetti.

On the basis of the above, the Directors, for the purpose of determining the values of Olivetti and Telecom Italia, have utilized, given the equal significance level in the valuation process, the method of stock-market prices as the principal method and the sum-of-parts method as the control method.

Stock-market prices method: when the companies involved in the merger have shares listed on regulated markets, doctrine and professional practice suggest to consider the results deriving from the stock prices of the respective shares, averaged over an adequate period of time. In this case, the Directors deemed the stock prices particularly significant and, on the basis of the stock-market prices at March 7, 2003 (last date of stock trading prior to the announcement of the transaction by the Boards of Directors), they note that both companies show high levels of volumes exchanged, high capitalization and a high liquidity of their respective shares.

Sum-of-parts method: according to this method, the value of a company is determined as the sum of the values of each of its businesses (intended as economic entities which can be individually evaluated), adjusted to take into account the financial position of the company, minority interests and, where significant, other effects such as those relating to off-balance sheet items, if any, and to potential tax benefits.

In the application of the valuation methods described, the Directors considered the expected distribution of reserves by Telecom Italia, approved by the Board of Directors on March 11, 2003.

4.1.1. Stock-market prices method

The stock-market prices method estimates the value of the equity on the basis of stock-market prices during a significant period, that expires on a date close to which the valuation is prepared. The Directors believe that the stock-market prices following the announcement of the transaction are not relevant.

In order to mitigate short-term fluctuations that typically characterize financial markets, the Directors extended the analysis of stock-market prices to the average prices expressed by the market over sufficiently long periods.

Accordingly, in the application of the stock-market prices method, with reference to the date of March 7,2003, the Directors proceeded to:

a) analyze the historical simple averages over a period covering the preceding 12 months;

b) analyze the historical averages weighted for volumes over a period covering the preceding 12 months;

c)   analyze the mobile averages for 1, 3, 6 and 12 months;

d) adjust the value of Telecom Italia's shares, to take into account the expected distribution of reserves.

From the analysis of the historical trends, the Directors identified the averages for 1, 3, 6 and 12 months as those within a range of constant ratios of values.

4.1.2. Sum-of-Parts method

According to the sum-of-parts method, the value of Telecom Italia and Olivetti is determined as the sum of the values of the individual businesses of each company, considered as economic entities which can be individually evaluated. This sum, for each of the companies participating to the merger, is adjusted to reflect the financial position, minority interests and, where significant, other effects, such as off-balance sheet items, if any, and potential tax benefits.

On the basis of the significance of the investment in Telecom Italia in respect to Olivetti's total assets, the valuation process was concentrated on the estimated value of Telecom Italia, decisive element to identify Olivetti's value.

Taking into account the complexity of the company's structure and the various areas of the operations of the Telecom Italia Group, the individual businesses were evaluated on the basis of those methodologies, among those utilized by the practice, considered more suitable in the specific situation. In particular, the method of the discounted cash flow ("DCF") was utilized for the main businesses, such as for instance, the services connected to mobile and wire-line communications.

The remaining assets and liabilities of Telecom Italia have been valued principally on either book or market value basis, in consideration of their limited weight with respect to the entire value of Telecom Italia.

The DCF method has been applied by computing the present value of operating cash flows, gross of any component of financial nature ("Free Cash Flow" or "FCF"). According to this method, the economic value of an enterprise is equal to the sum of the following components:

- operating cash flows that the company will be able to generate in the future, discounted at a rate representing the weighted average cost of capital;

- net financial position and minority interests, which, in this case, refer to December 3 1,2002.

In applying the DCF method, the Directors made reference to the operating cash flows connected to the main activities, as resulting from the economic and financial forecasts made for Telecom Italia.

For Olivetti, which is a holding company, the main asset of which is represented by the investment in Telecom Italia, the sum-of-parts method has been applied by evaluating this investment according to the principles described above and by evaluating the remaining assets and liabilities at book or market value, in light of their limited weight in respect to the valuation of the company taken as a whole.

In the valuation of Telecom Italia and Olivetti, the Directors have also taken into consideration the tax assets, for the portion deemed utilizable by the companies participating to the merger, regardless if the merger transaction will become effective or not, on the basis of expected taxable income on a stand alone basis. The Directors have also considered, for Telecom Italia, the expected distribution of reserves and, for Olivetti, the pro-forma effect of the conversion of convertible bonds consistent with the fully-diluted methodology.

4.2. Treatment of saving shares

With respect to the category of savings shares, which, as of to date are not issued by Olivetti, the Directors supported by their Professional Advisors assumed that, also considering the economic benefits that will be granted to Olivetti's savings shares, the discount currently recognized by the market to Telecom Italia's savings shares, with respect to the ordinary shares, may be utilized in the determination of the exchange ratio applicable to Olivetti's savings shares to be issued. The Directors therefore deemed appropriate to adopt the same exchange ratio, as that adopted for ordinary shares.

The Directors believe that, on the basis of a generally accepted principle, different methods of allocation between ordinary and savings shares would imply discretionary factors in the valuation, not supported by objective factors.


5.   VALUATION DIFFICULTIES ENCOUNTERED BY THE BOARD OF DIRECTORS

In carrying out the valuations for the purpose of determining the exchange ratio, the Board of Directors of Telecom Italia encountered the following main difficulties:

a) asset disposals during 2003, if any: at present, it is not possible to precisely determine the outcome of the expected disposal of the new company that will be incorporated, as a result of the de-merger of Seat Pagine Gialle. In any case, the Directors, on the basis of the significance of the investment in Seat Pagine Gialle in respect of the total value of Telecom Italia, expect that the disposal should not have such effects that would require changes to the exchange ratio;

b) taxation: the valuation was made on the basis of current tax legislation; therefore, the Directors did not consider the tax reform currently in process, and not yet enacted, the effects of which are to date difficult to be quantified;

c) valuation of savings shares: as of to date there are no Olivetti savings shares; in order not to include in the analysis discretionary factors, not supported by objective factors, lacking historical data of reference for Olivetti, the Directors took into account the price differentials of ordinary and savings shares of Telecom Italia only.

The Directors, supported by their Professional Advisors, made a thorough analysis of the argumentations raised by some institutional investors, in connection with the application of the NAV method to Olivetti as holding company owing as its main asset the investment in Telecom Italia, and in particular in respect to the opportunity to value such investment at stock-market prices. In light of the purposes of the valuation, the Directors, even though recognizing the complexity of the subject, deemed to adopt homogeneous criteria for both companies and therefore to utilize for Olivetti the same method as that utilized for Telecom Italia (Sum-of-Parts).


6.   RESULT OF THE VALUATION PERFORMED BY THE BOARDS OF DIRECTORS

6.1. Stock-market prices method

The results obtained with the application of the principal method led the Directors supported by their Professional Advisors to identify the following values:

                                 Values (Euro)


                                Telecom Italia
Stock market prices              post dividend        Olivetti      Value Ratio
Weighted averages

March 7, 2003                         5.7               0.86          6.7
Average 1 month                       6.3               0.91          7.0
Average 3 months                      6.8               0.99          6.9
Average 6 months                      7.2               1.02          7.1
Average 12 months                     7.6               1.11          6.9
Arithmetic averages
March 7, 2003                         5.7               0.86          6.7
Average 1 month                       6.4               0.91          7.0
Average 3 months                      6.9               0.99          7.0
Average 6 months                      7.2               1.01          7.1
Average 12 months                     7.7               1.11          6.9
Maximum and minimum prices
Maximum price last 12 months          9.5               1.47          6.5
Minimum price last 12 months          5.7               0.84          6.8

The Directors noted that the above results are confirmed also when expanding the time range to 18 months.

6.2. Sum-of-Parts method

As to the sum-of-parts method, the Directors of Telecom Italia supported by their Professional Advisors identified the following values for each ordinary share:

--------------------------------------------------------------------------------
                                                                           Value
                                        Telecom Italia       Olivetti      Ratio
--------------------------------------------------------------------------------
Value per each ordinary share (Euro)         8.8               1.27         6.9
--------------------------------------------------------------------------------

6.3. Determination of the exchange ratio

On the basis of the valuations performed with the support of the respective Professional Advisors and in accordance thereto, the Directors defined the relative values of the companies participating to the merger, for the purpose of the exchange ratio.

The value ratios resulting from the application of the methods adopted by the Board of Directors of Telecom Italia are summarized as follows:

--------------------------------------------------------------
Method                                             Value ratio
--------------------------------------------------------------
Stock-maket prices method
  - March 7,2003                                        6.7
Weighted averages:
  - Average 1 month                                     7.0
  - Average 3 months                                    6.9
  - Average 6 months                                    7.1
  - Average 12 months                                   6.9
--------------------------------------------------------------
Sum-of-parts method                                     6.9
--------------------------------------------------------------

On the basis of the valuation methods applied to the companies participating to the merger described above, the Directors identified the following exchange ratio, so called "natural", corresponding to the exchange ratio that would result, had the merger been realized without re-distribution, but through the issuance of new shares to service the exchange:

     7 ordinary shares of Olivetti, with a par value of Euro 1.00 (one) each, for each ordinary share of Telecom Italia with a par value of Euro 0.55 each;

     7 savings shares of Olivetti, with a par value of Euro 1.00 (one) each, for each ordinary share of Telecom Italia with a par value of Euro 0.55 each.

6.4. Procedures for assigning the shares and carrying out the share exchange

As previously described, the Directors considered advisable to leave the nominal capital of Olivetti basically unchanged at the completion of the transaction. Accordingly, they proposed that the share exchange be carried out primarily by redistributing Olivetti's capital, with recourse to the issue of new shares only insofar as this is required to maintain the share capital at the current level.

The redistribution technique consists of dividing the share capital of the absorbing company and hence the shares composing it among the shareholders of the absorbing company and those of the company to be absorbed, according to the so called "natural" exchange ratio between the shares.

The redistribution takes the share capital of the absorbing company at the time the merger is implemented as the baseline.

The amount of capital will be determined and the share exchange transaction will be carried out according to the following methodologies:

a) Olivetti will set the nominal value of its shares - in the amount resulting after the conversions and withdrawals - at Euro 0.55 (equal to the par value of Telecom Italia shares), in place of the current par value of Euro
     1.00. Accordingly, Olivetti's share capital will be divided into a larger number of shares. Such shares will be divided into ordinary shares and savings shares, the latter category with the same rights and features of the Telecom Italia savings shares;

b) the new ordinary and savings shares with a par value of Euro 0.55 each constituting the share capital at the time of the merger of Olivetti will be redistributed, respectively, to the holders of Olivetti and Telecom Italia ordinary shares and the holders of Telecom Italia savings shares according to the assignment ratios reflecting, with reference to the actual number of shares to be redistributed, the so called "natural" exchange ratio of 7 Olivetti ordinary or savings shares for each Telecom Italia ordinary or savings share.

The variables represented by conversions, exercise of stock options, withdrawals and acceptances of the tender offer can only be quantified exactly at the time the merger is effective. Accordingly, the determination of the assignment ratio for the purpose of redistribution can be established precisely only at the time the merger becomes effective.

At the end of the merger transaction, the ratio between the shares assigned to the Olivetti shareholders and those assigned to the Telecom Italia shareholders will exactly reflect the "natural" exchange ratio between the shares of the two companies prior to the merger (1/7) determined above.

7.   WORK DONE

7.1. Work done on the "documentation utilized" as mentioned at point 3.

The valuation methods applied by the Directors, also on the basis of the indications of their Professional Advisors, take as a reference basis the draft financial statements of the Companies as at December 31, 2002, in accordance with art. 2501 ter of the Italian Civil Code. It should be noted that the statutory and consolidated financial statements of Telecom Italia and of Olivetti as at December 31, 2002, were audited by us.

In addition, we have performed the following activities:

- We have met with the Telecom Italia management to obtain information on the subsequent events with respect to the financial statements mentioned above that could have a significant effect on the amounts being examined here;

- With regard to the three-year plan 2003 - 2005 and cash flow forecasts of Telecom Italia, while considering the inherent uncertainty and limits of any type of forecast, we have discussed with the management of Telecom Italia the main characteristics of the forecasting process and the criteria used for their compilation.

The above activities have been performed to the extent necessary for the purpose of our engagement, indicated in paragraph 1 above.

7.2. Work done on the methods used to determine the exchange ratio

We have examined the methods followed by the Directors, also based on the indications given by their Professional Advisors, for the determination of the relative value of the Companies and, thus, of the exchange ratios, ascertaining their technical suitability under the circumstances.

We have also performed the following procedures:

- analysis of the Directors' report and of the Professional Advisors reports to verify the completeness and consistency of the processes followed by the Directors in the determination of the exchange ratio, as well as the homogeneity in the application of the valuation methods;

- sensitivity analyses within the valuation methods adopted, with the aim to verify to what extent the exchange ratio would be affected by changes in the assumptions and parameters, considered as significant, utilized in the reports of the Professional Advisors;

- verification of the consistency of data utilized, with respect to the reference sources and with the "Documentation used", described in paragraph 3 above;

- verification of the mathematical correctness of the computation of the exchange ratio, by applying the valuation methods adopted by the Directors, also on the basis of the indications from their Professional Advisors;

- meetings with the Professional Advisors of Telecom Italia, to discuss the activities performed, the matters encountered and the solutions adopted.

We have also obtained representation that, to the management of Telecom Italia best knowledge, no significant changes occurred in the data and information considered in our analyses.


8. COMMENTS ON THE SUITABILITY OF THE METHODS USED AND THE ACCURACY OF THE ESTIMATES

With reference to this engagement we believe it is worth noting that the principal purpose of the decisional process used by the Directors was to make an estimate of relative values of the companies involved in the merger, by applying homogeneous criteria, in order to obtain comparable values. In fact, the main objective of valuations for mergers is to identify comparable values in order to determine the exchange ratio, rather than to determine absolute values of the companies involved. As such, valuations for merger transactions have a meaning solely in respect of their relative profile and cannot be regarded as estimates of the absolute values of the companies involved, for transactions different from the merger and for which they were not made.

In connection with the valuation methods adopted, we note that:

- they are widely spread in Italian and international practice, they have solid doctrinal bases and are based on parameters determined according to a rigorous methodology process;

- they appear adequate in the circumstances, in light of the characteristics of the companies involved in the merger;

- in conformity with the valuation context required for a merger, the methods have been developed on a stand alone basis;

- the methodology approach adopted by the Directors allowed to meet the criterion of homogeneity of valuation methods and thus that of comparability of values;

- the application of a principal method and of a control method allowed, in any case, to enlarge the valuation process and to verify the results obtained.

With reference to the development of the valuation methodologies made by the Directors, we note that:

- the stock-market prices method is particularly suitable in connection with companies with a high capitalization, an ample and spread floating and high volumes of exchange. In this case, the adoption of averages over a sufficiently long period of time allowed to mitigate the effect of shares fluctuations, connected to the general situation of the stock markets; the results are confirmed also by expanding the analysis over 18 months;

- the sum-of-parts method is generally applied by professional practice in the valuation of complex enterprises, characterized by various areas of business. In the specific case, the utilization of the DCF method allowed to appreciate the operational characteristics of the companies participating to the merger. The selection of the DCF method for the main business areas of Telecom Italia is justified by the activity carried on which turns both the balance sheet and the economic and financial aspects into relevant elements for the valuation process;

- the results obtained with the sum-of-parts method, utilized by the Directors for verification purposes, are supported by the analysis of the "consensus" expressed by financial analysts on target prices of Telecom Italia in the three months preceding the announcement of the transaction;

- lacking the historical data for Olivetti, the determination of the exchange ratio for the savings shares of Telecom Italia, provided for in the merger, even in consideration of the limits of the empirical process described in paragraph 4.2, is appropriate under the circumstances and in any case objective.


9.   SPECIFIC LIMITATIONS ENCOUNTERED BY THE AUDITORS IN CARRYING OUT THE
     ENGAGEMENT

During our engagement we did not encounter limitations or difficulties that should be mentioned in this section of the report.

10. CONCLUSION

Based on the documentation we have examined and on the procedures described above, and considering the nature and extent of our work as described in this report, we believe that the valuation methods adopted by the Directors, also based upon the advice of their Professional Advisors are, under the circumstances, reasonable and not arbitrary and they have been correctly applied by them in their determination of the following exchange ratio of shares:

     7 Olivetti ordinary shares, with a par value of Euro 1.00 (one) each, for each ordinary share of Telecom Italia, with a par value of Euro 0.55 each,

     7 Olivetti saving shares, with a par value of Euro 1.00 (one) each, for each savings share of Telecom Italia, with a par value of Euro 0.55 each,


indicated in the plan for the merger.


Milan, April 22, 2003



                                                    Reconta Ernst & Young S.p.A.

                                               Signed by Giovanni Aspes, partner

                                           PROPOSAL TO THE SHAREHOLDERS' MEETING


The meeting of ordinary shareholders of Telecom Italia S.p.A.,

o having seen the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A., entered respectively in the Turin Company Register and the Milan Company Register on April 18 and 22, 2003 (the Merger Plan);

o    having examined the Directors' report on the merger operation (the
     Merger);

o having taken note of the balance sheets of the companies participating in the Merger, as shown in their draft financial statements for the year ended 31 December 2002;

o having taken note of the reports on the congruousness of the merger exchange ratio prepared by the auditing firms Deloitte & Touche Italia S.p.A. for Olivetti and Reconta Ernst & Young S.p.A. for Telecom Italia;

o having taken note of the timely filing of the documentation required under the applicable law;

                                   resolves

1. to approve the Merger Plan and consequently to proceed - with the accounting and tax effects starting on 1 January of the year in which the Merger becomes effective in respect of third parties, as provided for in the Merger Plan - with the merger of Telecom Italia S.p.A. into Olivetti S.p.A. (the Absorbing Company) on the basis of the following exchange ratio:

     o 7 Olivetti ordinary shares with a par value of Euro 1 (one) for every Telecom Italia ordinary share with a par value of Euro 0.55 each;

     o 7 Olivetti savings shares with a par value of Euro 1 (one) for every Telecom Italia savings share with a par value of Euro 0.55 each;

     with the effectiveness of the whole operation subject (i) to the adoption by the shareholders' meeting of Olivetti of a like resolution and (ii) to the admission to listing on the MTA electronic share market operated by Borsa Italiana S.p.A. of the savings shares to be issued by the Absorbing Company, taking note that the Olivetti shares with a par value of Euro 1 each (net of those for which the right of withdrawal has been exercised) will be withdrawn and that new ordinary and savings shares will be issued with a par value of Euro 0.55 each and regular dividend entitlement, in the number resulting from their assignment to Olivetti shareholders and Telecom Italia shareholders other than Olivetti in accordance with the following criteria:

     A. satisfaction of the exchange ratio between the economic values underlying the Olivetti and Telecom Italia shares by redistributing Olivetti's capital at the time of the implementation of the Merger, net of the Olivetti shares with a par value of Euro 1 (one) for which the right of withdrawal has been exercised, subsequent to the change in the par value of the shares of the Absorbing Company from Euro 1 to Euro 0.55, and thus by applying the following assignment ratios:

          o for every Olivetti share (with a par value of Euro 1) withdrawn and cancelled, assignment of "x" newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55 each);

          o for every Telecom Italia ordinary share (with a par value of Euro 0.55) withdrawn and cancelled, assignment of "7x" newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55 each);

          o for every Telecom Italia savings share (with a par value of Euro 0.55) withdrawn and cancelled, assignment of "7x" newly-issued savings shares of the Absorbing Company (with a par value of Euro 0.55 each);

          where the number "x" is the ratio between

          > the total number of shares of the Absorbing Company with a par value of Euro 0.55 each to be redistributed and

          > the sum of (i) the total number of Olivetti shares with a par value of Euro 1 outstanding (for which the right of withdrawal has not been exercised) at the time of the implementation of the Merger and (ii) 7 times the total number of Telecom Italia shares to be exchanged at the time of the implementation of the Merger;

     B. assignment, if necessary, to all the holders of the Absorbing Company's ordinary and savings shares, in proportion to their respective holdings following the redistribution and therefore on the basis of the above-mentioned exchange ratio, of up to a maximum of 11,103,237,961 new shares, of the same class as the shares already assigned under the redistribution, with a par value of Euro 0.55 each (and thus up to a total maximum amount of Euro 6,106,780,879.10) until the share capital of the Absorbing Company reaches a total of Euro 8,845,537,520.05.

     A service will be provided to shareholders to handle any fractions of shares, without prejudice to any rounding deriving from the aforesaid assignment operations;

2. to grant severally to the Chairman, the Deputy Chairman and each of the Managing Directors the powers needed:

     (a) to complete all the formalities required for the resolutions adopted to obtain all the necessary authorizations, with the right to approve and introduce into such resolutions, the Merger Plan and the Bylaws of the Absorbing Company annexed thereto any amendments, additions or deletions that may be requested or suggested by administrative authorities and/or following the exercise of the special powers referred to in Article 5 of the bylaws of Telecom Italia S.p.A. or on the occasion of filings with the Company Register;

     (b) to draw up and sign, inter alia by having ad hoc recourse to attorneys or agents, in conformity with the resolution of point 1, the public merger instrument, defining every agreement, condition, clause, time limit and procedure thereof in conformity with and in implementation of the Merger Plan;

     (c) to do - inter alia by having ad hoc recourse to attorneys or agents - whatever else may be necessary for and conducive to the complete implementation of the foregoing resolutions, authorizing entries, transcriptions, annotations, amendments and corrections in public registers and every other competent seat.

Appointment of the Board of Auditors - related and consequent resolutions


Dear shareholders,

the mandate of the Company's Board of Auditors has expired. Accordingly, even though the merger of Telecom Italia into Olivetti (on the agenda of the extraordinary part of the meeting) will entail the termination of all the Company's governing bodies, it is necessary to appoint a new Board of Auditors on the basis of the bylaws currently in force.

The resolutions to be approved consequently concern:

o the number of members of the Board (from a minimum of five to a maximum of eight auditors);

o    the establishment of their annual retribution; and

o    the appointment of the auditors and the alternates.

As regards the selection mechanism, it should be noted that, following the termination of the agreements connected with the concession for the provision of the public telecommunications service, the designation rights previously pertaining to the Minister of the Treasury (now the Minister for the Economy and Finance) and the Minister for Communications and still referred to in the second paragraph of Article 17 of the bylaws no longer apply. The same provision also refers to the appointment rights pertaining to the Minister for the Economy and Finance under subparagraph d) of the first paragraph of Article 5 of the bylaws; in this case, the right (one of the special powers introduced in the bylaws in accordance with Article 2(1) of Decree Law 332/1994, ratified with amendments by Law 474/1994), remains effective until the Minister in question decides otherwise, and no such decision had been notified as of the date this report was approved.

With this premise, the Board of Auditors will be appointed in accordance with the procedure established in the bylaws for the appointment of the Board of Directors, on the basis of slates submitted by shareholders who, alone or together with other shareholders, hold a total number of shares representing at least 1% of the share capital entitled to vote at the Ordinary Shareholders' Meeting.

In the light of the foregoing, the Board of Directors,

o having regard to the applicable provisions of laws, regulations and these bylaws regarding the number, term of office, appointment and remuneration of the members of the Board of Auditors;

o having taken note of the expiry of the Board of Auditors appointed by the Shareholders' Meeting of 3 July 2000;

o having recommended that shareholders who intend to submit a slate for the selection of auditors and alternates should make a curriculum vitae available for each candidate setting out their main personal and professional data;

                              invites the meeting

1.   to establish the number of auditors and their annual remuneration;

2. to choose a slate from among those submitted and publicized in the manner and within the time limits established in the bylaws in compliance with the rules and limits established therein.

                                   Annex VI.
          Report of the auditing firm Deloitte & Touche Italia S.p.A.
             pursuant to Article 2501-quinquies of the Civil Code

                                   OLIVETTI S.p.A.


                                   REPORT ON THE FAIRNESS OF THE RATIO
                                   FOR THE EXCHANGE OF SHARES RELATED
                                   TO THE PROPOSED MERGER OF TELECOM
                                   ITALIA S.p.A. INTO OLIVETTI S.p.A.
                                   PURSUANT TO ART. 2501 QUINQUIES OF
                                   THE ITALIAN CIVIL CODE.
                                   (Translation of Original Issued in Italian)

                                                                       Deloitte
                                                                       & Touche


To the Shareholders of
Olivetti S.p.A.:

1.   OBJECTIVE, SUBJECT AND SCOPE OF THE ENGAGEMENT

     In the context of the proposed merger of Telecom Italia S.p.A. (hereinafter also Telecom Italia or the Absorbed Company) into Olivetti S.p.A. (hereinafter also Olivetti or the Absorbing Company; Olivetti, subsequent to the effective date of the merger, is also defined as the "Company Resulting from the Merger"), on March 18, 2003, we were appointed by the President of the Ivrea Tribunal, following the petition presented by Olivetti, as experts for the preparation of the report on the fairness of the ratio for the exchange of the shares of the Absorbed Company with those of the Absorbing Company, in accordance with Article 2501 quinquies, last paragraph, of the Italian Civil Code.

     To this end, we have received from the Board of Directors of Olivetti the proposed merger project together with the report prepared by the Board which identifies, explains and justifies in accordance with Article 2501 quater of the Italian Civil Code the exchange ratio as well as the Balance Sheet situation as of December 31, 2002, prepared in accordance with
     Article 2501 ter, last paragraph, of the Italian Civil Code.

     The proposed merger project will be subject to approval at the Extraordinary General Meeting of the Shareholders of Olivetti called for the days of May 24, 25 and 26, 2003, in first, second and third convocation, respectively. In the same way, the Shareholders of Telecom Italia will also be required to be called to deliberate at an Extraordinary General Meeting.

     The audit firm Reconta Ernst & Young S.p.A. has been appointed to prepare a similar report on the fairness of the ratio for the exchange of shares for Telecom Italia.

     In order to provide the Shareholders with suitable information regarding the ratio for the exchange of shares, this report indicates the methods followed by the Directors for its determination and the valuation difficulties encountered by them; it also contains our evaluation of the adequacy in the circumstances of such methods, from the point of view of their reasonableness and non-arbitrariness, on the relative importance attributed to each method by the Directors and on their correct application.

     In examining the valuation methods adopted by the Directors, also on the basis on the indications of the Advisor used by them, we have not performed an economic valuation of the Companies. Such valuation has been performed exclusively by the Directors and the Advisor.

2.   SUMMARY OF THE OPERATION

     The Boards of Directors of Olivetti and Telecom Italia have prepared a project aimed at simplifying the corporate structure of the Olivetti Group, as summarized in the following points:

     o Merger of Telecom Italia into Olivetti and adoption of the corporate object and name of Telecom Italia by Olivetti.

     o Obtaining, on the part of Olivetti, of a credit line up to Euro 9 billion to meet the financial requirements deriving from eventual withdrawal requests by Olivetti Shareholders communicated in accordance with Article 2437 of the Italian Civil Code, and to promote the public offering discussed in the following point.

     o The Euro 9 billion financing not eventually utilized for the aforementioned withdrawal of Olivetti Shareholders will then be destined to promote a voluntary and partial public offer by Olivetti to acquire Telecom Italia shares (OPA). The purchase price of the OPA will be equal to the average of the share price in the period between March 12 and the date of the Meeting of Olivetti called to approve the merger, increased by a premium of 20%, with a minimum and maximum, respectively, of Euro 7.0 and Euro 8.4 for each ordinary share and Euro 4.7 and Euro 5.65 for each savings share. The right of withdrawal and OPA are both subordinate to the realization of the merger.

     o Distribution of reserves by Telecom Italia prior to the completion of the merger, up to a maximum amount estimated to approximate Euro 1,333 million.

     o The merger will result in the elimination of the investment held by Olivetti in the capital of Telecom Italia, and the capital of Olivetti, which will result as of the effective date of the merger, will be re-determined in relation to the reduction in the nominal value of the shares (which will pass from Euro 1.OO to Euro 0.55), to their division between ordinary and savings shares (a category that will be introduced in the new articles of incorporation of the Absorbing Company subsequent to the merger) and to the eventual need to maintain the present consistency in terms of absolute value. After having been so divided, the capital of the Company Resulting from the Merger will be re-allocated between the Shareholders of Olivetti and the Shareholders of Telecom Italia on the basis of an allotment ratio which will reflect the ratio of exchange between the shares of Olivetti and the ordinary and savings shares of Telecom Italia. In particular, with regard to way of allotment of the Olivetti shares, the report of the Olivetti Board of Directors informs that considering the adequacy of Olivetti's share capital - in relation also to the overall size of the debt when this is measured against the cash generating capacity of the Company Resulting from the Merger, both in absolute terms and relative to the main European competitors - it was decided to carry out the share exchange primarily by redistributing Olivetti's capital and have recourse to the issue of new shares only insofar as this proved necessary to maintain the share capital at the level currently subscribed. The redistribution technique consists in dividing the share capital of the Absorbing Company among the shareholders of the Absorbing Company and those of the Absorbed Company, in accordance with the "natural" exchange ratio between the shares. In the light of the method and principles described in paragraph 4 below, the share capital will be established and the share exchange operation carried out according to the following rules:

          - Olivetti will fix the nominal value of its shares - in the amount resulting after conversions on the one hand and withdrawals on the other - at Euro 0.55 (equal to the par value of Telecom Italia shares), in place of the current par value of Euro 1. Consequently, Olivetti's share capital will be divided into a larger number of shares. Such shares will be divided into ordinary shares and savings shares;

          - the new ordinary and savings shares with a par value of Euro 0.55 each making up the share capital of Olivetti at the time of the merger will be redistributed, respectively, to the holders of Olivetti and Telecom Italia ordinary shares and the holders of Telecom Italia savings shares according to assignment ratios reflecting, with reference to the actual number of shares to be redistributed, not known as of to-day, the "natural" exchange ratio, by which for each Telecom Italia share of par value Euro
               0.55 will correspond 7 Olivetti shares of par value Euro 1.

3.   DOCUMENTATION UTILIZED

     In the performance of our work we have obtained the documents and the information considered useful in the circumstances. To this end we have analyzed the documentation and information received, and in particular:

     o The merger project and the reports of the Boards of Directors of the two Companies addressed to the respective Extraordinary General Meetings which, on the basis of the draft financial statements as of December 31, 2002, taken as the basis for the reference financial position, propose a ratio for the exchange of 7 Olivetti shares for each Telecom Italia share, following the planned distribution of reserves. This ratio for the exchange of shares has been determined by the Directors also using the indications resulting from the reports discussed in the following point.

     o The reports on the ratio for the exchange of shares prepared by JPMorgan appointed by Olivetti and by Lazard and Goldman Sachs for Telecom Italia (also described below as "Advisors"), dated March 1 1, 2003, and updated on April 15, 2003. These reports detail the valuation criteria adopted, the work performed and the conclusions reached. In addition, we have examined the report of Prof. A. Provasoli, requested by Olivetti to check the consistency and relevancy with respect to the finalities of the operation of the valuation criteria applied by JPMorgan for the determination of the ratio for the exchange of shares.

     o The following documentation, used by JPMorgan for the preparation of its report and subsequently also by us, for the performance of our engagement:

          - the consolidated financial statements and Company financial statements for 2001 and the draft financial statements for 2002 of Olivetti, Telecom Italia, Telecom Italia Mobile, Seat Pagine Gialle;

          - the half-year and quarterly reports of the years 2001 and 2002 of Olivetti, Telecom Italia, Telecom Italia Mobile, Seat Pagine Gialle;

          - the Group Business Plan of Telecom Italia 2003-2005 (January 2003 version) and the related updates;

          -    the condensed Business Plan 2003-2005 of Olivetti Tecnost;

          - research and financial analyses published by specialized institutes and investment banks;

          - research and analyses related to companies which are comparable or have similar operating characteristics;

          -    stock market trends;

          - other detailed documentation on specific aspects which Olivetti provided to the Advisor in the course of their work.

     o    Further documentation obtained and information received are:

          - the reports of the audit firm Reconta Ernst & Young S.p.A. and analyses of certain work papers and information obtained verbally from the firm relating to the audit of the financial Statements for 2002 of the Companies involved in the merger;

          - accounting and statistical elements as well as other information publicly available considered useful for the purposes of this report.

     We have also obtained representation that, as far as the Management of the Company are aware, there have been no significant changes to the data and information taken into consideration in the performance of our analyses.

     VALUATION METHODS ADOPTED BY THE BOARD OF DIRECTORS

     The Directors of Olivetti, also on the basis of the indications of its Advisor, in consideration of the significance and complexity of the merger operation, considered it appropriate to identify valuation methods which, as well as having consolidated authoritative and applicative bases, would enable the two Companies to be valued in a homogeneous manner. In particular:

     o Since the exclusive aim of the estimates is to establish significantly comparable values, the methods adopted in the context of valuations for merger purposes and the related results may differ from those used for valuations having a different purpose. On the basis of these assumptions and as a consequence of the adoption of the redistribution method for the assignment of the shares of the Company Resulting from the Merger, summarized in paragraph 2 above, it is first necessary to establish a "natural" exchange ratio between the shares of the two Companies, corresponding to the exchange ratio that would have been applied if the merger had involved the issue of new shares for the purpose of the exchange. This "natural" exchange ratio will correspond to a variety of assignment ratios, which will depend on other variables and in particular on the change in the nominal value of the shares, the number of withdrawals and conversions and total amount of share capital. With this premise, the "natural" exchange ratio was established by applying valuation methods that are commonly used, also internationally, for operations of this kind and for businesses in this sector. In particular, account was taken of the comparative valuation of the Companies involved and priority given to the homogeneousness and comparability of the methods used with respect to the simple estimate of the economic capital of each Company considered on its own. In this perspective, the valuations were carried out considering the two Companies as separate entities and therefore ignoring all the strategic, operational and financial synergies expected from the merger, as well as the question of control premiums/minority discounts associated with the possession of equity interests.

     o Telecom Italia has been valued applying, as the basic method, the criterion known as the Sum of Parts (SOP) method, which it is standard market practice to use to estimate the value of a group operating in several sectors. Under this method the value of a company's economic capital is calculated as the sum of the values of its separate units, in the sense of economic entities that can be valued independently and suitably adjusted to take account of the company's net financial position and minority interests where material as well as other factors such as off-balance-sheet items and potential tax benefits. It was considered appropriate to use this method in view of the numerous areas in which Telecom Italia is active. As regards the single units, the Board of Directors of Olivetti decided that it was advisable to value each of them using the methods deemed most appropriate to each situation. In particular, the valuation of the principal units was based primarily on the Discounted Cash Flow method, following the logic of determining the fundamental value for the financial investor, on the basis of the following methodological approach:

          - reference was made to the cash flows of the individual units as set out in the economic and financial plans drawn up by Telecom Italia;

          - the growth rates used for the financial projections beyond the time horizon of Telecom Italia's business plan and for the calculation of the terminal value reflect growth prospects consistent with the relevant market benchmarks; the terminal value, determined on the basis of the flows estimated in the manner indicated, is basically consistent with the multiples implicit in the current prices of comparable companies;

          - the weighted average cost of capital (WACC) was calculated on the basis of a capital structure basically in line with the present one.

     The remaining activities (not valued applying the Discounted Cash Flow method), which have a limited weight within the overall valuation, have been valued using the stock market price method for companies listed on regulated markets and/or the market multiples method, with use also made for testing and control purposes of financial statement values and the values published in analysts' research reports on such companies, where available.

     o Olivetti has been valued applying, as the basic method, the Net Asset Value (NAV) criterion - an approach substantially equivalent to the Sum of Parts criterion from a methodological point of view - since commonly considered the most suitable for the valuation of a holding company without significant operations. At the basis of the NAV criterion, the value of the economic capital of a company is determined as the sum of the values of the equity investments and of its other assets, appropriately adjusted to take into account the net financial position of the company and third party interests where significant, as well as other aspects, including those relative to the central costs of the holding, off-balance sheet items and potential tax benefits. In the specific case, for the purposes of such computation, the principal equity investment is that in Telecom Italia, which has been valued using the Sum of Parts method (described above), adjusted for the effect of the distribution of reserves planned for June 2003. The other equity investments and assets were valued using the Discounted Cash Flow method (Olivetti Tecnost). the stock market price method for companies listed on regulated markets and/or the market multiples method, with use also made for testing and control purposes of financial statement values and the values published in analysts' research reports on such companies, where available. To the sum of the values of the assets and the Tax Asset, described more fully below, was added the value of the net financial position as of December 31, 2002, adjusted for the effect of Telecom Italia's distribution of reserves planned for June 2003. Finally, account was taken of the pro forma effect of the conversion of the "Olivetti 1.5% 2001-2010 convertibile con premio a1 rimborso" convertible bonds, consistently with the fully-diluted method, which assumes the conversion into ordinary shares (the price of such conversion, equal to Euro 1 per bond, is lower than the value of the economic capital per Olivetti ordinary share obtained using the Net Asset Value valuation method).

     o In addition, the Board of Directors of Olivetti has tested the ratio of exchange for shares resulting from the application of the above methods by using, as the control method, the stock market prices method. This method expresses the value of the enterprise on the basis of the share prices negotiated on regulated stock markets. In particular, the stock market prices method is considered significant when the average volumes traded are large, since in such circumstances the value attributed by the market represents a reference which is certainly of significance in the relative assessment of profiles of profitability, patrimonial solidity, growth prospects and riskiness. In applying this method it is necessary to strike a balance between the need to mitigate the volatility of daily share prices by considering a sufficiently long period and the need to use recent data that are indicative of the market values of the companies in question. Since both Telecom Italia and Olivetti are listed on Borsa Italiana's MTA electronic share market and are among the largest Italian companies in terms of market value, the Board of Directors considered that the stock market prices of their securities constituted a reliable benchmark and reference was made to the average exchange ratio (Olivetti ordinary shares per Telecom Italia ordinary share) obtaining in the market in different periods prior to the day on which Borsa Italiana S.p.A. suspended trading in the Olivetti and Telecom Italia securities in view of the forthcoming announcement of the Operation (data as of March 7, 2003 and the weighted averages of the official prices in the preceding 1, 3, 6 and 12 months).

     In the application of the valuation methods described above, the Directors of Olivetti have taken into account the following:

     o The valuations of the tax assets generated from the adjustments to the values of the controlling equity investments held by Olivetti and Telecom Italia, respectively, Telecom Italia itself and Seat Pagine Gialle have been made on the basis of the expected taxable income and limits effectively utilizable by the

          Companies, independent of the realization of the merger operation. In this respect, it should be noted that: (a) the adjustments made to the investment in Telecom Italia were made to obtain tax benefits not otherwise available; (b) those regarding Seat Pagine Gialle, of an economic nature, are, among other things, the result of the decision of Telecom Italia to consider no longer strategic the Directories business of Seat Pagine Gialle. This has been taken into account in the application of the SOP and NAV methodologies used, respectively, for Telecom Italia and Olivetti.

     o Since there are no Olivetti savings shares as of to-day, the hypothesis has been made that the quotations of the savings shares of the Company Resulting from the Merger may reflect a discount analogous to that recognized by the market to the Telecom Italia savings shares with respect to the ordinary shares. This discount was quantified in the measure of 33% as illustrated below in paragraph 6. This has been taken into account in the determination of the ratio for the exchange of shares applicable to the Telecom Italia savings shares, calculated applying both the basic SOP and NAV methods and the stock market price method.

     o In the determination of the values attributed to Olivetti, the Directors decided not to calculate the NAV on the basis of the current stock market prices of the investment held by Olivetti in Telecom Italia since, in the contest of a valuation made to determine an exchange ratio, having considered appropriate the valuation of Telecom Italia on the basis of the fundamental methodology (SOP), the valuation of the investment Telecom Italia within the context of the valuation of Olivetti with the NAV method must also be based on a fundamental methodology, in order to assure the homogeneity of criteria adopted and the overall reliability of the valuation conclusions. On the contrary, the calculation of the NAV of Olivetti based on the stock market quotations of Telecom Italia would be characterized, apart from the lack of homogeneousness of the criteria adopted, also by the high volatility determined by the financial lever present in Olivetti, which would render the resulting valuation unreliable.

     o The Olivetti own shares and the Olivetti shares held by the subsidiary Olivetti International S.A. have been valued at the implicit final value resulting from the Net Asset Value of Olivetti.

     o The values attributed to Olivetti and Telecom Italia for the purpose of determining the ratio for the exchange of shares take account of the planned distribution of reserves by Telecom Italia up to a maximum of about Euro 1,333 million, since the timing of the merger provides that the share exchange will take place subsequent to the payment of these reserves.

     o Lastly, account was taken in determining the exchange ratio of the eventuality of the exercise of financial instruments giving rise to the subscription of Olivetti and Telecom Italia shares (stock options, convertible bonds and warrants) exclusively to the extent that their exercise was reasonable likely in the light of the related economic and financial benefits.

     The choice of the methods and valuation criteria adopted by the Board of Directors of Telecom Italia is substantially in line with that adopted by the Olivetti Board, with the clarification that the Telecom Italia Directors have used, with equal weight, the stock market price method (as the principal method) and the Sum of Parts method (as the control method).

5.   VALUATION PROBLEMS ENCOUNTERED BY THE DIRECTORS

     In making the valuations, as described in their report, the Olivetti Directors encountered the following main difficulties:

     o The valuations were made assuming that the present tax system will remain in force in the future. The tax reform under way envisages a series of changes (including new rates, consolidation for tax purposes and the abolition of Dual Income Tax, etc.), whose effects are difficult to assess.

     o The estimation of the value of the savings shares assigned by the Company Resulting from the Merger for the purpose of the exchange was based on the differential found between the stock market prices of Telecom Italia ordinary and savings shares. As explained in detail in the report, the decision to differentiate the estimated values of the shares of different classes according to the differences between their market prices is consistent with standard practice in this field. However, even though in the case in question there were no objective elements permitting any other solution, some empirical analyses have shown that the differentials between the prices of ordinary and savings shares tend to be larger for companies, such as the Company Resulting from the Merger, where control is contestable. In such cases, in fact, the importance of the administrative rights exceeds that of the property rights. This principle, however, is not applicable objectively to the case in question in the absence of historical data regarding Olivetti and it would only be possible to estimate its effects generically on the basis of data regarding comparable companies. Acting in the opposite direction to the foregoing, is both the increase in the property rights attached to the savings shares as a result of the planned introduction of more extensive property rights which will be introduced with the Meeting called to deliberate the Merger and the fact that to each Savings Shareholder of Telecom Italia will be assigned, for each Telecom Italia savings share held, more than one savings share of the Company Resulting from the Merger (in proportion to the exchange ratio).

     o The own shares held by Olivetti and the Oiivetti shares held by the subsidiary Olivetti International S.A., which can be likened to own shares, were valued on the basis of the overall economic value of Olivetti itself. This approach assumes that the economic value is the same as the realizable value, i.e. the market value, of the shares in question, an assumption that has not always been true in practice. However, the valuation method adopted comes close to one of the technical solutions suggested by the literature and practice, which recommend treating own shares as early retirement of capital and accordingly setting their value equal to zero and calculating the value per share with reference to a smaller number of shares than the total issued, equal to those actually in circulation.

     o At the present time it is not possible to make an accurate forecast of the outcome of the proposed disposal of the new company that will be created as a result of the spin-off of Seat Pagine Gialle. It is nonetheless considered, in view of the percentage of Telecom Italia's overall value accounted for by its equity investment in Seat Pagine Gialle, that the disposal cannot produce effects requiring the exchange ratio to be changed.

     o In view of the size of the holding in Telecom Italia, the Directors of Olivetti, with the help of the Advisor, have made a careful analysis of the arguments put forward by some institutional investors regarding the application of the NAV method to Olivetti, as a holding company whose most important asset is the holding in Telecom Italia and with special reference to the appropriateness of valuing that holding on the basis of stock market prices. Given the purpose of the valuation, the Directors, whilst recognizing the complexity of the question, have decided to adopt uniform criteria for both the Companies and thus to use for the valuation of Olivetti the same method used for the valuation of Telecom Italia (Sum of Parts).

6.   RESULTS OF THE VALUATION PERFORMED BY THE DIRECTORS

     In the light of the indications provided by JPMorgan, the Board of Directors of Olivetti, using the principal method (SOP and NAV) has identified the following estimated interval of the ratio for the exchange of shares, calculated as a quotient between the value estimated per Telecom Italia shares and the value estimated per Olivetti shares (rounded data):

                                              Minimum         Mean       Maximum
                                              ----------------------------------
                                                       (Exchange ratio)
     Olivetti ordinary shares per Telecom
     Italia ordinary share                      6.6            6.9         7.2

     Olivetti savings shares per Telecom
     Italia savings share                       6.6            6.9         7.2

     In particular, the above reflects, allocated in the respective categories of "Minimum, Mean and Maximum", the ratios between the following values of the shares of the Companies involved in the merger (rounded data):

                                              Minimum         Mean       Maximum
                                              ----------------------------------
                                                             (Euro)
     Value per Telecom Italia
     ordinary share, after
     distribution of reserves (a)               8.1            8.6         9.1

     Value per Telecom Italia
     savings share (b)                          5.4            5.8         6.1

     Value per Olivetti ordinary
     share (c)                                  1.13           1.26        1.39

     Value per Olivetti savings
     share (d)                                  0.76           0.84        0.93


     a) Minimum, mean and maximum values of Telecom Italia ordinary shares determined using the principal method SOP, adjusted for the effect of the distribution of the reserves planned for month of June 2003.

     b) Minimum, mean and maximum values of Telecom Italia savings shares calculated on the basis of the average market discount of the last month prior to the announcement of the Operation (March 7, 2003), equal to circa 33%, which is in line with the discount on the last trading day of Olivetti and Telecom Italia shares before March 7, 2003, and substantially in line with the average discount of the last 3, 6 and 12 months.

     c) Minimum, mean and maximum values of Olivetti shares determined using the NAV method.

     d) Minimum, mean and maximum values of the savings shares of the Company Resulting from the Merger, calculated assuming the above discount of 33% relative to the savings shares of Telecom Italia.

     The minimum, mean and maximum values of the Telecom Italia ordinary shares, determined using the principal method SOP, prior to the distribution of the reserves planned for the month of June 2003, are the following (rounded data):

                                            Minimum       Mean          Maximum
                                            -----------------------------------
                                                         (Euro)
     Value per Telecom Italia ordinary
     share                                    8.3          8.8            9.3

     The above results were tested by analyzing the target prices identified by financial analysts. The research reports published by specialized institutes and investment banks available at March 7, 2003, which gave a sample of 20 target prices for the Telecom Italia ordinary share, showed a mean value of Euro 9.2 per Telecom Italia ordinary share, a value within the above range.

     Moreover, in order to test the accuracy of the exchange ratio obtained in the manner described above, the Board of Directors of Olivetti, with the help of its Advisor, made a further test using the method based on stock market prices, on the basis of the ratio between the average exchange ratio (Olivetti ordinary shares per Telecom Italia ordinary share) obtaining in the market in different periods prior to the last trading day of Olivetti and Telecom Italia shares before the suspension of trading by Borsa Italiana S.p.A. in view of the forthcoming announcement of the Operation (data as of March 7, 2003 and averages weighted for the preceding 1, 3, 6 and 12 months), which evidence the following (taking account of the necessary roundings):


                                Telecom Italia (1)    Olivetti    Exchange Ratio
                                ------------------------------------------------
                                    (Euro)              (Euro)

     March 7, 2003                    5.7                0.9          6.7
     Average - 1 month                6.3                0.9          7.0
     Average - 3 months               6.8                1.0          6.9
     Average - 6 months               7.2                1.0          7.1
     Average - 12 months              7.6                1.1          6.9


     (1) Value adjusted for the effect of the distribution of reserves planned for the month of June 2003.

     The following table evidences the minimum, mean and maximum exchange ratios (Olivetti ordinary shares for Telecom Italia ordinary share) expressed by the stock market detailed above (rounded data):

                                               Minimum       Mean       Maximum
                                               --------------------------------
                                               (Euro)       (Euro)
     Olivetti ordinary shares for
     Telecom Italia ordinary share               6.7          6.9         7.1

     The above figures are consistent with the exchange ratio established using the main valuation method. It should be noted that the stock market price method cannot be used to test the exchange ratio for the savings shares owing to the non-existence of Olivetti savings shares. Nonetheless, in the light of the arguments put forward in paragraph 4 above regarding the hypothesis of a basically unchanged discount for the savings shares of the Company Resulting from the Merger with respect to its ordinary shares compared with that recorded by Telecom Italia's savings shares, the consistency of the exchange ratio established using the main valuation method can also be confirmed for the savings share ratio.

7.   DETERMINATION OF THE EXCHANGE RATIO

     The Directors of Olivetti, taking account of the indications provided by JPMorgan and after examining the results of the application of the above-mentioned valuation methods, have thus reach a valuation of the ratio existing between the economic values of the two Companies involved in the merger, which has then been compared with the conclusions reached by the Board of Directors of Telecom Italia, taking into account the indications provided by Lazard and Goldman Sachs.

     At the end of the valuation process, the Board of Directors of Olivetti and the Board of Directors of Telecom Italia have established that the "natural" exchange ratio on the basis of which to determine the assignment of the shares of the Company Resulting from the Merger is:

      7 Olivetti shares, assuming the current par value of Euro 1.00 each for every

   1 Telecom Italia share, assuming the current par value of Euro 0.55 each

     The exchange ratio will be the same for both the Telecom Italia ordinary shares and for the Telecom Italia savings shares. To this "natural" exchange ratio will correspond a different assignment ratio, made necessary by the decision to carry out the exchange through the redistribution of the capital of the Company Resulting from the Merger, as summarized in paragraph 2 above.

8.   WORK PERFORMED

     The work performed on the documentation utilized as described in the preceding paragraph 3 is summarized as follows:

     o Analysis of the reports and the work papers of the audit firm Reconta Ernst & Young on the Company financial statements and the consolidated financial statements of Olivetti and of Telecom Italia as of December 31, 2002.

     o Analysis of the valuation criteria used for the preparation of the Company financial statements and consolidated financial statements of Olivetti and Telecom Italia as of December 31, 2002, to determine the consistency thereof or to assess the effects of any inconsistencies.

     o Obtaining information from Management regarding events subsequent to the closing of the 2002 financial statements which could have a significant effect on the determination of the values object of this examination.

     o Discussion with the Management of the Companies involved in the merger regarding the criteria used for the preparation of the Group Business Plan of Telecom Italia and the condensed Business Plan of Olivetti Tecnost, the uncertainties and limitations inherent in all forecasts being understood. In particular, we have examined the principal characteristics of the forecasting process and the methodological coherence of the process itself, also with regard to the comparability of the data obtained, taking into account the specificity and characteristics of the Companies involved.

     o Verification of the stock market prices referring to the shares of the Companies involved in the merger, considered important in connection with the determination of the ratio for the exchange of shares.

     The work performed with reference to the methods of determination of the ratios for the exchange of shares is summarized as follows:

     o Critical examination of the valuation methods adopted and of all elements considered necessary to determine whether such methods were technically appropriate, in the specific circumstances, to determine the economic values of the two Companies involved in the merger in relation to the ratio for the exchange of shares.

     o Participation in meetings with JPMorgan in order to obtain information regarding the work they performed and the calculations they made.

     o Comparison between the procedures and results obtained by the Advisor of Olivetti with those of the Advisors of Telecom Italia.

     o Verification of the completeness and uniformity of the procedures followed by the Directors of Olivetti in the determination of the ratio for the exchange of shares.

     o Verification that the valuation methods were applied in the uniform way.

     o Verification of the consistency of the data utilized with respect to the reference sources and with the "Documentation utilized" described in the preceding paragraph 3.

     o Verification of the mathematical accuracy of the calculation of the ratio for the exchange of shares performed through the application of valuation methods adopted by the Directors of Olivetti also on the basis of the indications of JPMorgan.

     o Sensitivity analyses in relation to the valuation methods adopted with the objective of verifying the extent to which the ratio for the exchange of shares are influenced by changes in the hypotheses and parameters.

     COMMENTS ON THE SUITABILITY OF THE METHODS USED AND THE VALIDITY OF ESTIMATES PRODUCED

     With reference to the present engagement we believe it appropriate to emphasize that the principal purpose of the Directors' decisional process was to arrive at an estimate of the relative economic values of the individual Companies involved in the merger by applying uniform criteria for the purpose of the determination of the ratio for the exchange of shares. The estimate, therefore, is not suitable for other purposes.

     That being stated, we bring to the attention of the Shareholders the following:

     o The ratio for the exchange of shares has been determined, as suggested by business doctrine and generally applied in professional practice, on the basis of the comparison of the values attributed to each of the Companies involved in the merger on a going concern basis, that is excluding, in general, considerations of any synergies deriving from the integration of the activities of the two Companies. In particular, with reference to the tax assets, these have only been considered for the part recoverable by the Companies involved in the merger on a stand-alone basis, as described in the following paragraph.

     o The determination of the relative economic values of the Companies involved in the merger include the value of the tax benefits deriving from the write-down of investments, in particular those relating to the write-down of Telecom Italia in Olivetti and of Seat Pagine Gialle in Telecom Italia. Such value has been calculated at the present value of the tax savings utilizable by Olivetti and Telecom Italia, on the basis of forecast taxable income, on a stand-alone basis. The cited valuations, and, more generally, all the assumptions of a fiscal nature considered, are based on current fiscal legislation and therefore exclude consideration of future developments deriving from the tax reform in process. This approach seems acceptable since it allows for a reasonable valuation of the position, without taking into consideration future effects not presently reasonably quantifiable. More specifically, we believe it to be correct that no account has been taken of the eventual benefit of a complete and more rapid recovery of the tax benefit which should derive from the merger. In fact, such benefit should be shared with the shareholding structure of the Company Resulting from the Merger and, prior to the merger, does not represent for either the Absorbing Company or the Absorbed Company an asset that can be ascribed directly and exclusively to one of these.

     o The savings shares which will be issued by the Company Resulting from the Merger in favor of the Telecom Savings Shareholders will have more extensive property rights than those enjoyed by Telecom Italia savings shares presently in circulation and on which was calculated the spread, both with regard to the extent of the privilege in the distribution of reserves which will be introduced statutorily by the Telecom Italia General Meeting called to deliberate the merger and for the improvement of the basis on which the privilege will be quantified in absolute value terms; in fact, to each Telecom Italia Savings Shareholder will be allocated for each Telecom Italia savings share more than one savings share of the Company Resulting from the Merger (as a result of the allocation ratio through which the ratio for the exchange of shares will be satisfied). The estimate of the value of the savings shares allotted to the Company Resulting from the Merger has been effected by reference to the spread between the quotations for Telecom Italia ordinary and savings shares. In this regard we bring to your attention that the methodology adopted by the Olivetti Directors presents the limits inherent whenever an empirical method is used, even if it appears to be the only one with the quality of a degree of objectivity otherwise lacking. Furthermore, the creation of one new Olivetti savings share with the characteristics described above and the lower takeover risk of the Company Resulting from the Merger compared to Telecom Italia, constitute a further limit on the utilization of the spread on which the ratio for the exchange of the savings shares of the Company Resulting from the Merger and Telecom savings shares has been defined. However, the method used, even with the above-mentioned limits, is considered to be the most appropriate in the circumstances and, in any event, the most objective.

     o The approach used to value the own shares and the Olivetti shares owned by Olivetti International S.A. assumes that economic value and the realizable value are substantially in line. The simplification implicit in the method adopted seems, however, acceptable.

     o Following the decision taken by Telecom Italia no longer to consider as strategic the "Directories" business of Seat Pagine Gialle, such investment has been written down to reflect a permanent loss of value. In the light of the impact of the investment in Seat Pagine Gialle on the total value of Telecom Italia and of the information available as of to-day, we agree with the Directors of Olivetti in considering that such disinvestment should not reasonably have effects such as to require modifications to the ratio for the exchange of shares. However, we point out that only when the disinvestment has been concluded wil1 it be possible to evaluate fully the correctness of such assumption.
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                                                                             17

     o The values attributed to Olivetti and Telecom Italia take into account the planned distribution of reserves by Telecom Italia, up to a maximum of approximately Euro 1,333 million. This relates to the distribution of reserves forming part of shareholders' equity not tied to the results for 2002. This approach is to be considered correct and consistent with the methodological approach followed in the valuation under consideration.

     o The methods adopted by the Directors of Olivetti are commonly accepted and utilized, both nationally and internationally. We believe that such methods, in this specific case, have adequately taken into account the characteristics of the Companies being valued and the factors which are significant to the valuation itself. In particular, in the application of the analytical methodologies used to value the two Companies (SOP for Telecom Italia and NAV for Olivetti), the numerous operational areas of the Telecom Italia Group and the fact that the controlling interest held by Olivetti in Telecom Italia represents the most significant component of its assets have been taken into consideration. Furthermore, we have verified the substantial uniformity in application of the valuation process and the consistency of the methods. Finally, we point out that the Directors of Telecom Italia have also utilized substantially equivalent methods (even if with the inversion between the principal method and that of control), which confirms the acceptability of the valuation approach adopted.

     o In the development of the valuations, the individual components have been valued by the Directors of Olivetti on the basis of the methodologies considered suitable in the circumstances. In particular, even with the different gradations of the two analytical valuation methods adopted (NAV and SOP), the Discounted Cash Flow
          (DCF) method has been consistently used for the valuation of the principal activities of both Companies. This method is generally considered to be the most rational of those alternatively used. However, it is to be noted that the implicit difficulty in expressing an opinion on the realizability of economic forecasts on which the DCF method is constructed is inherent in every forecasting process. On the whole, however, the forecasts seem to have been developed through a rigorous and methodologically coherent process. In particular, for Telecom Italia such forecasts are based on the detailed Business Plan 2003-2005.

     o Considering that both Companies involved in the merger have a high stock market capitalization and a high flotation and that both Companies represent a significant share of the total capitalization of Mibtel and Mib30, the utilization of stock market prices over a sufficient period of time, as performed in the case under examination, is considered to be a particularly important parameter and in any event necessary at least as a point of comparison and control. Moreover, it is to be noted that the difficulties is fully assessing the potential incongruities originating, on the one hand, from a depressed stock market and, on the other, from the possible gaps between quotations and absolute values represents an inherent limitation in the valuation process; however, this difficulty is mitigated

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                                                                             18

          by the convergence in the ratios for the exchange of shares provided by the methods used. Moreover, we agree with the reasons provided by the Directors of Olivetti in support of the utilization of the NAV method for not considering the current stock market value for the valuation of Telecom Italia. This because the inclusion of current market quotations in a valuation made with the NAV method, in the presence of significant controlling interests, can originate incongruities for the possible high volatility of the quotations (with a distortive effect on the exchange ratio) and, in this specific case, a lack of homogeneity of criteria, which is certainly inappropriate when the objective is the estimate of an exchange ratio and not the estimate of absolute values.

     o The Directors, in the determination of the exchange ratio, have performed an analysis of the effects which can be reasonably foreseen of the possible exercise of the right of withdrawal by Olivetti Shareholders, and have considered that, also on the basis of the stock market trends of the significant period already elapsed, the outcome of such withdrawals will not be such as to render necessary a modification of the exchange ratio. As a result of the checks performed, we believe we are in a position to agree with the Directors' considerations supporting their decisions.

          Similar considerations could be made with regard to the effects which the planned OPA on Telecom Italia shares could determine. The simulations performed independently by us on the possible outcomes of the OPA, the results of which, however, are also linked to the extent and conditions of the eventual withdrawals, confirm that the fairness of the exchange ratio cannot be significantly influenced.

     o The sensitivity analyses we performed to evaluate better the impact of the variations in the different hypotheses and parameters assumed, always within the context of the valuation methods adopted, confirm that the results reached by the Directors are reasonable and not arbitrary.

     SPECIFIC LIMITATIONS ENCOUNTERED BY THE AUDITOR IN CARRYING OUT THE ENGAGEMENT

     Notwithstanding the complexity of the problems faced in the course of our activity, we did not encounter any limitations or difficulties in the performance of this engagement worthy of specific mention in this Section of our report.
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                                                                             19

11.  CONCLUSIONS

     On the basis of the documentation examined and the procedures described above and considering the nature and extent of our work as described in this report, we believe that the valuation methods adopted by the Directors also on the basis of the indications of their Advisor are, under the circumstances, reasonable and not arbitrary and have been correctly applied by them in the determination of the ratio for the exchange of shares contained in the proposed merger project.

DELOITTE & TOUCHE ITALIA S.p.A.

S/Vincenzo Ceppa
Partner

Milan, Italy
April 22, 2003

                                  Annex VII.

           Report of the auditing firm Reconta Ernst & Young S.p.A.
             pursuant to Article 2501-quinquies of the Civil Code

[logo] ERNST& YOUNG                                 Reconta Ernst & Young S.p.A.







                             PLAN FOR THE MERGER OF

                             TELECOM ITALIA S.P.A.

                                      INTO

                                OLIVETTI S.P.A.







                               AUDITORS' REPORT
                   Relating to the exchange ratio of shares
          pursuant to Art. 2501 quinquies of the Italian Civil Code.



                 (Translation from the original Italian text)

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[logo] ERNST& YOUNG                                 Reconta Ernst & Young S.p.A.






                             PLAN FOR THE MERGER OF

                             TELECOM ITALIA S.P.A.

                              INTO OLIVETTI S.P.A.




                               AUDITORS' REPORT
                   Relating to the exchange ratio of shares
          pursuant to Art. 2501 quinquies of the Italian Civil Code.




                 (Translation from the original Italian text)



To the Shareholders of
Telecom Italia S.p.A.


1.    OBJECTIVE, SUBJECT AND SCOPE OF THE ENGAGEMENT

We have been appointed by Telecom Italia S.p.A. to prepare our report on the exchange ratio of shares (hereinafter the "exchange ratio") of Telecom Italia S.p.A. (hereinafter "Telecom Italia" or the "company to be absorbed") and Olivetti S.p.A. (hereinafter "Olivetti" or the "absorbing company" and, together with Telecom Italia, the "Companies"), in accordance with Article 2501 quinquies of the Italian Civil Code. To this end, we have been provided by Telecom Italia with the plan for the merger, accompanied by the Directors' Report, which identifies, explains and justifies, pursuant to Article 2501 quarter of the Italian Civil Code, the exchange ratio, as well as the Balance Sheet as of December 3 1, 2002 provided by Article 2501 ter of the Italian Civil Code.

The plan for the merger will be subject to approval at the Extraordinary General Meeting of the shareholders of Telecom Italia to be held on May 24, 2003, first meeting, or on May 25,2003, second meeting.

Similarly, the shareholders of Olivetti will be required to approve the plan for the merger at the Extraordinary General Meeting to be held on May 24, 2003, first meeting, or on May 25, second meeting or, on May 26, 2003, third meeting if required.

Deloitte & Touche Italia S.p.A. has been appointed by Olivetti to prepare a similar report on the exchange ratio.

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[logo] ERNST& YOUNG                                 Reconta Ernst & Young S.p.A.

In order to provide the shareholders with adequate information regarding the exchange ratio, this report illustrates the methods adopted by the Directors in determining the exchange ratio and the difficulties encountered by them; in addition, this report also indicates whether, under the circumstances, such methods are reasonable and not arbitrary, whether the Directors have considered the respective importance of such methods and whether the methods have been correctly applied.

In our examination of the valuation methods adopted by the Directors, also based on indications from their Professional Advisors, we have not made a valuation of the Companies participating to the merger. This was done solely by the Directors and the Professional Advisors appointed by them.

2.    SUMMARY OF THE TRANSACTION

The Boards of Directors of Telecom Italia and of Olivetti have developed a plan, the purpose of which is to simplify the corporate structure of the Olivetti and Telecom Italia Group.

As indicated in the report of the Board of Directors of Telecom Italia, the proposed transaction provides for the merger of Telecom Italia into Olivetti, pursuant to Articles 2501 and following of the Italian Civil Code. Such transaction, with respect to its scope and main characteristics, was approved by the Boards of Directors of the companies participating to the merger, held on March 11,2003.

On April 15, 2003, the Board of Directors of Telecom Italia approved the plan for the merger of Telecom Italia into Olivetti, confirming the exchange ratio preliminarily indicated by the Board of Directors on March 11, 2003.

The merger will be effected on the basis of the draft financial statements of Telecom Italia and of Olivetti as of December 31, 2002, adopted by the Boards of Directors of the Companies as the balance sheets required by Article 2501 ter of the Italian Civil Code.

As a result of the merger, the absorbing company will take the name and the corporate scope of Telecom Italia and will adopt new by-laws, based on the current by-laws of Telecom Italia.

As a consequence of the change in the corporate scope, the shareholders of Olivetti who are absent or contrary to the resolutions approving the transaction, will have the right to withdraw pursuant to Article 2437 of the Italian Civil Code.

In the context of the transaction, Olivetti announced the intention to proceed with a voluntary and partial tender offer on Telecom Italia's ordinary and savings shares. In particular, Olivetti intends to offer a consideration based on the average of the stock- market prices of Telecom Italia's ordinary and savings shares in the period between March 12, 2003 and the date of the shareholders' meeting called to approve the merger project, increased by a premium of 20%. In any case, the consideration will not be (i) higher than Euro
8.40 for each ordinary share and Euro 5.65 for each

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[logo] ERNST& YOUNG                                 Reconta Ernst & Young S.p.A.

savings share and (ii) lower than Euro 7 for each ordinary share and Euro 4.70 for each savings share.

Based on information already made public, the number of shares subject to the tender offer will be determined when the period to exercise the right of withdrawal pursuant to Article 2437 of the Italian Civil Code will expire and, accordingly, at the time Olivetti will have determined the total amount of disbursement to be incurred for such withdrawals. The maximum total amount for the tender offer will be Euro 9 billion, net of the amount of withdrawals. The financial resources allocated to the tender offer for each class of shares (ordinary and savings), if non totally utilized for a class will be assigned to the other class. If the acceptances of the tender offer by the holders of ordinary shares and savings shares were to exceed the quantity tendered for, they will be prorated with respect to each class.

The tender offer will start subsequent to the expiration of the term for the exercise of the right of withdrawal and will be completed prior to the execution of the merger deed. The offering will cease its effects in case the registration of the merger deed at the Companies' Register will not be completed.

The offering will be evaluated by the Board of Directors of Telecom Italia, pursuant to Article 39 of the Ruling for the Issuers on the Italian Stock Exchange.

The merger will result with the cancellation of Olivetti's investment in Telecom Italia. Olivetti's share capital, as resulting on the date the merger will become effective, will be re-determined on the basis of the reduction of the par value of the shares (from Euro 1.00 to Euro 0.55), of its allocation to ordinary and savings shares (the latter category being introduced in the new by-laws of the absorbing company as a result of the merger) and of the necessity to maintain its current level in terms of absolute value. After the allocation, the capital of the company resulting from the merger will be distributed to the shareholders of Olivetti and those of Telecom Italia on the basis of a distribution ratio which will reflect the exchange ratio of Olivetti's shares with the ordinary and savings shares of Telecom Italia. In particular, with respect to the criteria for the allocation of Olivetti's shares, the Directors propose to proceed to the exchange by adopting principally the method of the re-distribution of Olivetti's capital and issuing new shares only within the limits eventually required to maintain the share capital at the current level. The re-distribution method consists in the allocation of the absorbing company's share capital among the shareholders of the absorbing company and those of the company to be absorbed, on the basis of the so called "natural" exchange ratio. The determination of the share capital and the exchange transaction will be made in accordance with the following principles:

- Olivetti will set the par value of its shares - to the amount resulting from the conversions of the convertible bonds, the exercise of the warrants and the exercise of the stock options on one hand, and the exercise of the right of withdrawal on the other hand - at Euro 0.55 each (equal to the par value of Telecom Italia's shares), in place of the current par value of Euro 1. Therefore, the share capital of Olivetti will be divided in a greater number of shares. These shares, will be divided into ordinary and savings shares;

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[logo] ERNST& YOUNG                                 Reconta Ernst & Young S.p.A.

- the new shares, ordinary and savings, with a par value of Euro 0.55 each, representing the share capital of Olivetti at the time of the merger, will be distributed to Olivetti's ordinary Shareholders and to ordinary and savings shareholders of Telecom Italia, respectively. This distribution will be made on the basis of the distribution ratios, which will reflect the so called "natural" exchange ratio, with reference to the actual number of shares to be distributed, not yet known as of to date. Paragraph 6.4 below indicates this ratio as 7 ordinary or savings shares of Olivetti for each of ordinary and savings shares of Telecom Italia.

Should the capital of the absorbing company at the time of the merger fall, as a result of the effect of the withdrawals in respect to those of the conversions, below the current amount of Euro 8,845,537,520, the distribution of the share capital will be accompanied by the issuance of new ordinary and savings shares of the company resulting from the merger, to service the exchange of shares, up to a maximum number of 11,103,237,962, with a par value of Euro 0.55 each, in respect to the assignment to capital of the portion of minority interests of the company to be absorbed. These additional shares will be allocated to the shareholders of the absorbing company as well as those of the company to be absorbed, in respect of their proportional ownership.

At the time of the exchange of shares, Olivetti will assign to the savings shareholders of Telecom Italia new savings shares with characteristics corresponding to those currently issued by Telecom Italia.

The transaction provides for the listing of savings shares that will be issued by the absorbing company to service the exchange of shares in favor of the savings shareholders of Telecom Italia. The new Olivetti savings shares will have a par value of Euro 0.55 each, corresponding to that of the current savings shares of Telecom Italia.

Pursuant to Articles 2504 bis, last paragraph and 2501 bis, first paragraph, n. 5 of the Italian Civil Code, the new shares of the company resulting from the merger will have regular dividend rights.

Pursuant to Article 2504 bis, last paragraph of the Italian Civil Code, the effects of the merger, except for those effects provided for by Article 2501 bis, numbers 5 and 6 of the Italian Civil Code, will start from the last of the registrations of the merger deed, or from such subsequent date provided for by the merger deed.

The operations of the company to be absorbed, including income taxes, will be imputed to the financial statements of the absorbing company, with effect from January 1 of the year in which the transaction will become effective.

3.    DOCUMENTATION UTILIZED

In performing our work, we obtained from Telecom Italia and Olivetti, such documentation and information as was considered useful in the circumstances. We analyzed such documentation and, in particular:

                                                                              4

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[logo] ERNST& YOUNG                                 Reconta Ernst & Young S.p.A.

a) the plan for the merger and the reports of the Boards of Directors of the two Companies addressed to the respective Extraordinary General Meetings which, on the basis of the Balance Sheet as at December 3 1, 2002, propose an exchange ratio as follows:

      7 Olivetti ordinary shares, with a par value of Euro 1.00 (one) each for each Telecom Italia ordinary share, with a par value of Euro 0.55 each;

      7 Olivetti savings shares, with a par value of Euro 1.00 (one) each for each Telecom Italia ordinary share, with a par value of Euro 0.55 each.

      This exchange ratio, so called "natural", corresponds to the exchange ratio that would be applied, had the merger been realized without re-distribution, but issuing new shares to service the exchange ratio.

      The ratio for the exchange of shares has been determined by the Directors also taking into account the valuation reports of the Professional Advisors indicated in points b) and c) below. The report of the Board of Directors sets out in detail the valuation criteria adopted, the reasons for their choice, the values resulting from their application and the related comments;

b) the appraisal report of the exchange ratio prepared by Lazard, as Professional Advisor of the Directors; this report, dated May 11, 2003, and prepared at the request of Telecom Italia, sets out the valuation criteria adopted, the reason for which they were chosen and the results of their application;

c) the fairness opinion issued by Goldman Sachs on March 11, 2003 at the request of Telecom Italia, with respect to the fairness of the exchange ratio;

d) the following documentation, used by the Professional Advisors to prepare their appraisal reports and, subsequently, within the scope of our engagement, also utilized by us:

      - the financial statements and the consolidated financial statements of Telecom Italia and Olivetti as at December 31, 2001 accompanied by the Report of the Board of Directors, the Report of the Board of Statutory Auditors and the Independent Auditors' Report;

      - draft financial statements and draft consolidated financial statements of Telecom Italia and of Olivetti as at December 31, 2002 accompanied by the Report of the Board of Directors;

      - Telecom Italia's consolidated Business Plan 2003 - 2005 (version dated January 16,2003) and related updates;

      -     Tecnost Group's condensed business plan;

      - historical market prices and trading shares of Telecom Italia and Olivetti;

      - publicly available information about sector; volumes of ordinary companies operating and savings in the same

                                                                              5


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[logo] ERNST& YOUNG                                 Reconta Ernst & Young S.p.A.

      - financial research and analyses, published by specialized institutions and investment banks;

e)    additional documentation, as follows, has been utilized by us:

      - data and information obtained from the Professional Advisors and used by them for the determination of the exchange ratio;

      -     rulings of convertible bonds of Olivetti;

      - appraisal report of the exchange ratio dated March 11,2003, issued by JP Morgan as Professional Advisor of Olivetti and the report prepared by Professor Angelo Provasoli, who reviewed and concurred with the valuation methodologies adopted by JP Morgan;

      -     by-laws of the companies participating to the merger;

      - accounting elements and other information as deemed necessary for this report.

Finally, we obtained representation from Telecom Italia that, as to the Directors' best knowledge, no significant changes occurred in the data and information considered during our analysis. The same representation has been obtained by Deloitte & Touche Italia S.p.A. from the Directors of Olivetti.

4. VALUATION METHODS ADOPTED BY THE BOARDS OF DIRECTORS FOR THE DETERMINATION OF THE EXCHANGE RATIO

The Directors, also supported by their Professional Advisors, considering the importance and complexity of the merger transaction, deemed it appropriate to identify the valuation methods which, in addition to be in accordance with current best practice, would enable the two companies to be valued on a homogeneous basis.

4.1. Selection of the methods and valuation criteria

The Board of Directors of Telecom Italia determined the exchange ratio by selecting, among a number of valuation methods, those deemed more appropriate to express the value of the entities involved in the merger, considering the activities carried-out by the absorbing company and by the company to be absorbed,

In addition, as suggested by corporate doctrine and professional practice, the Directors compared the values attributed to the companies participating in the merger process under the assumption that they will continue as a going concern. These values cannot be considered representative of a valuation in absolute terms of the two companies participating to the merger, nor can they be compared with any acquisition or sale prices (which normally reflect majority premiums or minority discounts).

The Directors of Telecom Italia, supported by their Professional Advisors, selected the valuation methods and principles to be adopted taking into account:

a) the specific objectives attributed to the valuations with reference to the underlying transaction;

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[logo] ERNST& YOUNG                                 Reconta Ernst & Young S.p.A.

b) the nature of the activities carried-out by each company participating to the merger.

In connection with the first aspect, in the selection of the valuation principles the Directors referred to the purpose of the valuation and to the relevant factors that allow to estimate the value of the entities being valued. As the objective is to express comparable values in order to determine the exchange ratio, the Directors adopted, for both companies participating to the merger, valuation methods based on homogeneous criteria.

As to the second aspect, the Directors considered on one hand the various areas of operations of Telecom Italia and, on the other hand, the circumstances that the controlling investment of Olivetti in Telecom Italia represents a significant component of total assets of Olivetti.

On the basis of the above, the Directors, for the purpose of determining the values of Olivetti and Telecom Italia, have utilized, given the equal significance level in the valuation process, the method of stock-market prices as the principal method and the sum-of-parts method as the control method.

Stock-market prices method: when the companies involved in the merger have shares listed on regulated markets, doctrine and professional practice suggest to consider the results deriving from the stock prices of the respective shares, averaged over an adequate period of time. In this case, the Directors deemed the stock prices particularly significant and, on the basis of the stock-market prices at March 7, 2003 (last date of stock trading prior to the announcement of the transaction by the Boards of Directors), they note that both companies show high levels of volumes exchanged, high capitalization and a high liquidity of their respective shares.

Sum-of-parts method: according to this method, the value of a company is determined as the sum of the values of each of its businesses (intended as economic entities which can be individually evaluated), adjusted to take into account the financial position of the company, minority interests and, where significant, other effects such as those relating to off-balance sheet items, if any, and to potential tax benefits.

In the application of the valuation methods described, the Directors considered the expected distribution of reserves by Telecom Italia, approved by the Board of Directors on March 11,2003.

4.1.1. Stock-market prices method

The stock-market prices method estimates the value of the equity on the basis of stock-market prices during a significant period, that expires on a date close to which the valuation is prepared. The Directors believe that the stock-market prices following the announcement of the transaction are not relevant.

In order to mitigate short-term fluctuations that typically characterize financial markets, the Directors extended the analysis of stock-market prices to the average prices expressed by the market over sufficiently long periods.

                                                                              7


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[logo] ERNST& YOUNG                                 Reconta Ernst & Young S.p.A.

Accordingly, in the application of the stock-market prices method, with reference to the date of March 7,2003, the Directors proceeded to:

a) analyze the historical simple averages over a period covering the preceding 12 months;

b) analyze the historical averages weighted for volumes over a period covering the preceding 12 months;

c)    analyze the mobile averages for 1, 3, 6 and 12 months;

d) adjust the value of Telecom Italia's shares, to take into account the expected distribution of reserves.

From the analysis of the historical trends, the Directors identified the averages for 1, 3, 6 and 12 months as those within a range of constant ratios of values.

4.1.2. Sum-of-Parts method

According to the sum-of-parts method, the value of Telecom Italia and Olivetti is determined as the sum of the values of the individual businesses of each company, considered as economic entities which can be individually evaluated. This sum, for each of the companies participating to the merger, is adjusted to reflect the financial position, minority interests and, where significant, other effects, such as off-balance sheet items, if any, and potential tax benefits.

On the basis of the significance of the investment in Telecom Italia in respect to Olivetti's total assets, the valuation process was concentrated on the estimated value of Telecom Italia, decisive element to identify Olivetti's value.

Taking into account the complexity of the company's structure and the various areas of the operations of the Telecom Italia Group, the individual businesses were evaluated on the basis of those methodologies, among those utilized by the practice, considered more suitable in the specific situation. In particular, the method of the discounted cash flow ("DCF") was utilized for the main businesses, such as for instance, the services connected to mobile and wire-line communications.

The remaining assets and liabilities of Telecom Italia have been valued principally on either book or market value basis, in consideration of their limited weight with respect to the entire value of Telecom Italia.

The DCF method has been applied by computing the present value of operating cash flows, gross of any component of financial nature ("Free Cash Flow" or "FCF"). According to this method, the economic value of an enterprise is equal to the sum of the following components:

- operating cash flows that the company will be able to generate in the future, discounted at a rate representing the weighted average cost of capital;

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-     net financial position and minority interests, which, in this case, refer to December 3 1,2002.

In applying the DCF method, the Directors made reference to the operating cash flows connected to the main activities, as resulting from the economic and financial forecasts made for Telecom Italia.

For Olivetti, which is a holding company, the main asset of which is represented by the investment in Telecom Italia, the sum-of-parts method has been applied by evaluating this investment according to the principles described above and by evaluating the remaining assets and liabilities at book or market value, in light of their limited weight in respect to the valuation of the company taken as a whole.

In the valuation of Telecom Italia and Olivetti, the Directors have also taken into consideration the tax assets, for the portion deemed utilizable by the companies participating to the merger, regardless if the merger transaction will become effective or not, on the basis of expected taxable income on a stand alone basis. The Directors have also considered, for Telecom Italia, the expected distribution of reserves and, for Olivetti, the pro-forma effect of the conversion of convertible bonds consistent with the fully-diluted methodology.

4.2.  Treatment of saving shares

With respect to the category of savings shares, which, as of to date are not issued by Olivetti, the Directors supported by their Professional Advisors assumed that, also considering the economic benefits that will be granted to Olivetti's savings shares, the discount currently recognized by the market to Telecom Italia's savings shares, with respect to the ordinary shares, may be utilized in the determination of the exchange ratio applicable to Olivetti's savings shares to be issued. The Directors therefore deemed appropriate to adopt the same exchange ratio, as that adopted for ordinary shares.

The Directors believe that, on the basis of a generally accepted principle, different methods of allocation between ordinary and savings shares would imply discretionary factors in the valuation, not supported by objective factors.

5.    VALUATION DIFFICULTIES ENCOUNTERED BY THE BOARD OF DIRECTORS

In carrying out the valuations for the purpose of determining the exchange ratio, the Board of Directors of Telecom Italia encountered the following main difficulties:

a) asset disposals during 2003, if any: at present, it is not possible to precisely determine the outcome of the expected disposal of the new company that will be incorporated, as a result of the de-merger of Seat Pagine Gialle. In any case, the Directors, on the basis of the significance of the investment in Seat Pagine Gialle in respect of the total value of Telecom Italia, expect that the disposal should not have such effects that would require changes to the exchange ratio;

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[logo] ERNST& YOUNG                                 Reconta Ernst & Young S.p.A.

b) taxation: the valuation was made on the basis of current tax legislation; therefore, the Directors did not consider the tax reform currently in process, and not yet enacted, the effects of which are to date difficult to be quantified;

c) valuation of savings shares: as of to date there are no Olivetti savings shares; in order not to include in the analysis discretionary factors, not supported by objective factors, lacking historical data of reference for Olivetti, the Directors took into account the price differentials of ordinary and savings shares of Telecom Italia only.

The Directors, supported by their Professional Advisors, made a thorough analysis of the argumentations raised by some institutional investors, in connection with the application of the NAV method to Olivetti as holding company owing as its main asset the investment in Telecom Italia, and in particular in respect to the opportunity to value such investment at stock-market prices. In light of the purposes of the valuation, the Directors, even though recognizing the complexity of the subject, deemed to adopt homogeneous criteria for both companies and therefore to utilize for Olivetti the same method as that utilized for Telecom Italia (Sum-of-Parts).

6.    RESULT OF THE VALUATION PERFORMED BY THE BOARDS OF DIRECTORS

6.1. Stock-market prices method

The results obtained with the application of the principal method led the Directors supported by their Professional Advisors to identify the following values:

                                             Values (Euro)
                                  Telecom Italia
Stock market prices               post dividend     Olivetti     Value Ratio
Weighted averages
March 7, 2003                           5.7           0.86           6.7
Average 1 month                         6.3           0.91           7.0
Average 3 months                        6.8           0.99           6.9
Average 6 months                        7.2           1.02           7.1
Average 12 months                       7.6           1.11           6.9

Arithmetic averages
March 7,2003                            5.7           0.86           6.7
Average 1 month                         6.4           0.91           7.O
Average 3 months                        6.9           0.99           7.0
Average 6 months                        7.2           1.01           7.1
Average 12 months                       7.7           1.11           6.9

Maximum and minimum prices
Maximum price last 12 months            9.5           1.47           6.5
Minimum price last 12 months            5.7           0.84           6.8

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[logo] ERNST& YOUNG                                 Reconta Ernst & Young S.p.A.

The Directors noted that the above results are confirmed also when expanding the time range to 18 months.

6.2. Sum-of-Parts method

As to the sum-of-parts method, the Directors of Telecom Italia supported by their Professional Advisors identified the following values for each ordinary share:

--------------------------------------------------------------------------------
                                      Telecom Italia     Olivetti   Value Ratio
--------------------------------------------------------------------------------
Value per each ordinary share (Euro)         8.8           1.27         6.9
--------------------------------------------------------------------------------

6.3. Determination of the exchange ratio

On the basis of the valuations performed with the support of the respective Professional Advisors and in accordance thereto, the Directors defined the relative values of the companies participating to the merger, for the purpose of the exchange ratio.

The value ratios resulting from the application of the methods adopted by the Board of Directors of Telecom Italia are summarized as follows:

--------------------------------------------------------------------------------
Method                                                       Value ratio
--------------------------------------------------------------------------------
Stock-market prices methods
  -March 7, 2003                                                 6.7
Weighted averages:
  -Average 1 month                                               7.0
  -Average 3 month                                               6.9
  -Average 6 month                                               7.1
  -Average 12 month                                              6.0
--------------------------------------------------------------------------------
Sum-of-parts method                                              6.9
--------------------------------------------------------------------------------

On the basis of the valuation methods applied to the companies participating to the merger described above, the Directors identified the following exchange ratio, so called "natural", corresponding to the exchange ratio that would result, had the merger been realized without re-distribution, but through the issuance of new shares to service the exchange:

      7 ordinary shares of Olivetti, with a par value of Euro 1.00 (one) each, for each ordinary share of Telecom Italia with a par value of Euro 0.55 each;

      7 savings shares of Olivetti, with a par value of Euro 1.00 (one) each, for each ordinary share of Telecom Italia with a par value of Euro 0.55 each.

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[logo] ERNST& YOUNG                                 Reconta Ernst & Young S.p.A.

6.4. Procedures for assigning the shares and carrying out the share exchange

As previously described, the Directors considered advisable to leave the nominal capital of Olivetti basically unchanged at the completion of the transaction. Accordingly, they proposed that the share exchange be carried out primarily by redistributing Olivetti's capital, with recourse to the issue of new shares only insofar as this is required to maintain the share capital at the current level.

The redistribution technique consists of dividing the share capital of the absorbing company and hence the shares composing it among the shareholders of the absorbing company and those of the company to be absorbed, according to the so called "natural" exchange ratio between the shares.

The redistribution takes the share capital of the absorbing company at the time the merger is implemented as the baseline.

The amount of capital will be determined and the share exchange transaction will be carried out according to the following methodologies:

a) Olivetti will set the nominal value of its shares - in the amount resulting after the conversions and withdrawals - at Euro 0.55 (equal to the par value of Telecom Italia shares), in place of the current par value of Euro 1.00. Accordingly, Olivetti's share capital will be divided into a larger number of shares. Such shares will be divided into ordinary shares and savings shares, the latter category with the same rights and features of the Telecom Italia savings shares;

b) the new ordinary and savings shares with a par value of Euro 0.55 each constituting the share capital at the time of the merger of Olivetti will be redistributed, respectively, to the holders of Olivetti and Telecom Italia ordinary shares and the holders of Telecom Italia savings shares according to the assignment ratios reflecting, with reference to the actual number of shares to be redistributed, the so called "natural" exchange ratio of 7 Olivetti ordinary or savings shares for each Telecom Italia ordinary or savings share.

The variables represented by conversions, exercise of stock options, withdrawals and acceptances of the tender offer can only be quantified exactly at the time the merger is effective. Accordingly, the determination of the assignment ratio for the purpose of redistribution can be established precisely only at the time the merger becomes effective.

At the end of the merger transaction, the ratio between the shares assigned to the Olivetti shareholders and those assigned to the Telecom Italia shareholders will exactly reflect the "natural" exchange ratio between the shares of the two companies prior to the merger (1/7) determined above.

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[logo] ERNST& YOUNG                                 Reconta Ernst & Young S.p.A.

7.   WORK DONE

7.1. Work done on the "documentation utilized" as mentioned at point 3.

The valuation methods applied by the Directors, also on the basis of the indications of their Professional Advisors, take as a reference basis the draft financial statements of the Companies as at December 31, 2002, in accordance with art. 2501 ter of the Italian Civil Code. It should be noted that the statutory and consolidated financial statements of Telecom Italia and of Olivetti as at December 31, 2002, were audited by us.

In addition, we have performed the following activities:

- We have met with the Telecom Italia management to obtain information on the subsequent events with respect to the financial statements mentioned above that could have a significant effect on the amounts being examined here;

- With regard to the three-year plan 2003 - 2005 and cash flow forecasts of Telecom Italia, while considering the inherent uncertainty and limits of any type of forecast, we have discussed with the management of Telecom Italia the main characteristics of the forecasting process and the criteria used for their compilation.

The above activities have been performed to the extent necessary for the purpose of our engagement, indicated in paragraph 1 above.

7.2. Work done on the methods used to determine the exchange ratio

We have examined the methods followed by the Directors, also based on the indications given by their Professional Advisors, for the determination of the relative value of the Companies and, thus, of the exchange ratios, ascertaining their technical suitability under the circumstances.

We have also performed the following procedures:

- analysis of the Directors' report and of the Professional Advisors reports to verify the completeness and consistency of the processes followed by the Directors in the determination of the exchange ratio, as well as the homogeneity in the application of the valuation methods;

- sensitivity analyses within the valuation methods adopted, with the aim to verify to what extent the exchange ratio would be affected by changes in the assumptions and parameters, considered as significant, utilized in the reports of the Professional Advisors;

- verification of the consistency of data utilized, with respect to the reference sources and with the "Documentation used", described in paragraph 3 above;

[logo] ERNST& YOUNG                                 Reconta Ernst & Young S.p.A.

- verification of the mathematical correctness of the computation of the exchange ratio, by applying the valuation methods adopted by the Directors, also on the basis of the indications from their Professional Advisors;

- meetings with the Professional Advisors of Telecom Italia, to discuss the activities performed, the matters encountered and the solutions adopted.

We have also obtained representation that, to the management of Telecom Italia best knowledge, no significant changes occurred in the data and information considered in our analyses.

8. COMMENTS ON THE SUITABILITY OF THE METHODS USED AND THE ACCURACY OF THE ESTIMATES

With reference to this engagement we believe it is worth noting that the principal purpose of the decisional process used by the Directors was to make an estimate of relative values of the companies involved in the merger, by applying homogeneous criteria, in order to obtain comparable values. In fact, the main objective of valuations for mergers is to identify comparable values in order to determine the exchange ratio, rather than to determine absolute values of the companies involved. As such, valuations for merger transactions have a meaning solely in respect of their relative profile and cannot be regarded as estimates of the absolute values of the companies involved, for transactions different from the merger and for which they were not made.

In connection with the valuation methods adopted, we note that:

- they are widely spread in Italian and international practice, they have solid doctrinal bases and are based on parameters determined according to a rigorous methodology process;

- they appear adequate in the circumstances, in light of the characteristics of the companies involved in the merger;

- in conformity with the valuation context required for a merger, the methods have been developed on a stand alone basis;

- the methodology approach adopted by the Directors allowed to meet the criterion of homogeneity of valuation methods and thus that of comparability of values;

- the application of a principal method and of a control method allowed, in any case, to enlarge the valuation process and to verify the results obtained. With reference to the development of the valuation methodologies made by the Directors, we note that:

- the stock-market prices method is particularly suitable in connection with companies with a high capitalization, an ample and spread floating and high

[logo] ERNST& YOUNG                                 Reconta Ernst & Young S.p.A.

      volumes of exchange. In this case, the adoption of averages over a sufficiently long period of time allowed to mitigate the effect of shares fluctuations, connected to the general situation of the stock markets; the results are confirmed also by expanding the analysis over 18 months;

- the sum-of-parts method is generally applied by professional practice in the valuation of complex enterprises, characterized by various areas of business. In the specific case, the utilization of the DCF method allowed to appreciate the operational characteristics of the companies participating to the merger. The selection of the DCF method for the main business areas of Telecom Italia is justified by the activity carried on which turns both the balance sheet and the economic and financial aspects into relevant elements for the valuation process;

- the results obtained with the sum-of-parts method, utilized by the Directors for verification purposes, are supported by the analysis of the "consensus" expressed by financial analysts on target prices of Telecom Italia in the three months preceding the announcement of the transaction;

- lacking the historical data for Olivetti, the determination of the exchange ratio for the savings shares of Telecom Italia, provided for in the merger, even in consideration of the limits of the empirical process described in paragraph 4.2, is appropriate under the circumstances and in any case objective.

9.    SPECIFIC LIMITATIONS ENCOUNTERED BY THE AUDITORS IN CARRYING OUT THE
      ENGAGEMENT

During our engagement we did not encounter limitations or difficulties that should be mentioned in this section of the report.

[logo] ERNST& YOUNG                                 Reconta Ernst & Young S.p.A.

10.   CONCLUSION

Based on the documentation we have examined and on the procedures described above, and considering the nature and extent of our work as described in this report, we believe that the valuation methods adopted by the Directors, also based upon the advice of their Professional Advisors are, under the circumstances, reasonable and not arbitrary and they have been correctly applied by them in their determination of the following exchange ratio of shares:

      7 Olivetti ordinary shares, with a par value of Euro 1.00 (one) each, for each ordinary share of Telecom Italia, with a par value of Euro 0.55 each,

      7 Olivetti saving shares, with a par value of Euro 1.00 (one) each, for each savings share of Telecom Italia, with a par value of Euro 0.55 each,

indicated in the plan for the merger.


Milan, April 22,2003




                                                   Reconta Ernst & Young S.p.A.

                                              Signed by Giovanni Aspes, partner

                                  Annex VIII.
                    JP Morgan Chase Bank Fairness Opinion,
                   used by the directors of Olivetti S.p.A.
              for the purpose of establishing the exchange ratio

ORIGINAL DOCUMENT ISSUED ON JPMORGAN CHASE BANK HEADED PAPER.



TRANSLATION FROM THE ORIGINAL DOCUMENT ISSUED IN ITALIAN PREPARED
EXCLUSIVELY FOR INFORMATIVE PURPOSES. THE ORIGINAL DOCUMENT IN ITALIAN PREVAILS ON ANY TRANSLATION.



Dottor Carlo Buora
Managing Director
Olivetti S.p.A.
Via Jervis, 77
Ivrea (TO)
Italy

Milan, March 11 2003

1.   INTRODUCTION

On March 5 2003, Olivetti S.p.A. ("Olivetti") engaged JPMorgan Chase Bank ("JPMorgan") to act as its financial adviser (the "Engagement") in connection with the acquisition of Telecom Italia S.p.A. ("Telecom Italia") ordinary and savings shares (the '"Acquisition") and the merger between Olivetti and Telecom Italia (the "Merger") (the Acquisition and the Merger together, the "Transaction").

As part of the Engagement, Olivetti has requested that JPMorgan provide an opinion (the "Opinion") as to the fairness of the exchange ratio with respect to the Merger. Olivetti has not requested that JPMorgan express its opinion on the underlying business decision to proceed with and/or to execute the Transaction, nor does the Opinion provided by JPMorgan have regard to that decision. Likewise, Olivetti has not requested that JPMorgan provide, nor has JPMorgan provided, any legal, accounting or tax advice in connection with the Transaction.

This letter represents the final report of JPMorgan (the "Final Report") with regards to the Opinion requested.

The Final Report has been prepared for the internal and exclusive use of the Board of Directors of Olivetti (the "Board of Directors") in support of the decisions to be taken by it. Therefore, the Final Report may not be disclosed, in whole or in part, to any third party or used for any purpose whatsoever other than those indicated in the Engagement and in the Final Report itself, provided

                                                                           p. 1
that the Final Report may be transmitted to the experts appointed in compliance with the law and its content may be disclosed publicly where required by regulations of the Italian and/or U.S. stock exchange authorities. Any other use, in whole or in part, of the Final Report will have to be previously agreed and authorised in writing by JPMorgan.

In preparing the Final Report, JPMorgan has relied upon and assumed, without independent verification, the truthfulness, accuracy and completeness of the information and the financial data provided by Olivetti. JPMorgan has therefore relied upon all specific information as received and declines any responsibility should the results presented be affected by the lack of completeness or truthfulness of such information. Publicly available information deemed relevant for the purpose of the analyses contained in the Final Report has also been used. Therefore the Final Report is based on: (i) our interpretation of the information which Olivetti, as well as its representatives and advisers, have supplied to us to date; (ii) our understanding of the terms upon which Olivetti intends to consummate the Transaction and upon which Olivetti intends to execute the Acquisition; (iii) the assumption that the Transaction will be consummated in accordance with the expected terms and within the expected time periods.

In the execution of the Engagement, JPMorgan has elaborated its own analyses based on the methodologies illustrated below, reaching the conclusions contained in the final paragraph of this Final Report.

The conclusions described in the Final Report have been prepared with the sole purpose of determining relative values and identifying the share exchange ratio for the purpose of the Merger and, therefore, the values contained in this Final Report have no relevance for purposes other than those related to the Merger. The Final Report and the Opinion concern exclusively the share exchange ratio in connection with the Merger and do not constitute an opinion by JPMorgan as to the absolute value of the shares of Olivetti and Telecom Italia.

The conclusions contained in this Final Report are based on the whole of the valuations contained herein and therefore no part of the Final Report may be used apart from the document in its entirety.

The Final Report and the Opinion are necessarily based on economic, market and other conditions as of the date hereof, and the written and oral information made available to us until March 11 2003. It is understood that subsequent developments may affect the conclusions of the Final Report and of the Opinion and that, in addition, JPMorgan has no obligation to update, revise, or reaffirm the Opinion.

                                                                           p. 2

In addition, JPMorgan is expressing no opinion as to the price at which any securities of Olivetti or Telecom Italia will trade on the stock market at any time. Other factors after the date hereof may affect the value of the businesses of Olivetti or Telecom Italia either before or after completion of the Acquisition and/or the Merger, including but not limited to: (i) the total or partial disposal of the shares of Olivetti or Telecom Italia by their respective shareholders within a short period of time after the date of announcement or completion of the Acquisition or the Merger, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, the businesses, certain extraordinary transactions or the prospects of Olivetti or Telecom Italia, (v) any actions taken or restrictions imposed by any state or governmental agencies or regulatory authorities, and (vi) the execution of the Transaction in accordance with the expected terms and within the expected time periods. No opinion is expressed by JPMorgan whether any alternative transaction might have been more beneficial to Olivetti.

JPMorgan has acted as financial advisor to Olivetti with respect to the proposed Transaction and will receive a fee from Olivetti for the services provided, as well as an additional fee upon completion of the Transaction or in certain other circumstances.

It is understood that JPMorgan or certain JPMorgan affiliates, in the ordinary course of their activities, may actively trade, for their own account or for the account of customers, the equity and debt securities of Olivetti or Telecom Italia or companies directly or indirectly controlled by, affiliated with Olivetti and/or Telecom Italia or in which Olivetti or Telecom Italia holds securities, and, accordingly, may at any time hold long or short positions in such securities. It also remains understood that JPMorgan or certain JPMorgan affiliates may currently have and may in the future have commercial banking, investment banking, trust and other relationships and/or engagements with counterparties which may have interests with respect to Olivetti, Telecom Italia or companies directly or indirectly controlled by, affiliated with Olivetti and/or Telecom Italia or in which Olivetti or Telecom Italia holds securities. Finally, it remains understood that JPMorgan or certain JPMorgan affiliates may have fiduciary or other relationships and engagements whereby JPMorgan or certain JPMorgan affiliates may exercise voting power over securities of various persons, which securities may from time to time include securities of Olivetti, Telecom Italia, or companies directly or indirectly controlled by, affiliated with Olivetti and/or Telecom Italia, or in which Olivetti or Telecom Italia holds securities, or other parties with an interest in the Transaction.

                                                                           p. 3

2.   PURPOSES OF THE ASSESSMENT OF THE EXCHANGE RATIO

This Final Report is intended to:

o Provide the Board of Directors with all the useful elements, data and references in order to assess the fairness of the Merger exchange ratio and, if appropriate, propose it for approval to the Shareholders' Meeting

o Provide the same elements to the auditing firm appointed to express its own opinion as required by law

This Final Report is provided solely for the benefit of the Board of Directors of Olivetti. Therefore, no one, with the exception of members of the Board of Directors of Olivetti, is authorised to rely upon this opinion. The shareholders of Olivetti, to whom this Final Report does not confer any rights, shall use their own financial advisers if they deem it necessary.

3.   SOURCES OF INFORMATION USED FOR THE VALUATION

In the execution of the Engagement, JPMorgan has collected and analysed certain publicly available data and information and other documentation provided by Olivetti (the "Information").

In particular:

o Consolidated and statutory 2000 and 2001 accounts and draft 2002 accounts of Olivetti, Telecom Italia, Telecom Italia Mobile, Seat Pagine Gialle

o Half-yearly and quarterly reports for the years 2000, 2001 and 2002 of Olivetti, Telecom Italia, Telecom Italia Mobile, Seat Pagine Gialle

o The Group Business Plan 2003-2005 of Telecom Italia (January 15, 2003 version) and its update (March 10, 2003)

o Summary table of Telecom Italia concerning the holdings of the Telecom Italia Group

o    Note of Telecom Italia regarding the debt "ex legge 58/1992"

o Note of Telecom Italia regarding certain details on the calculation of certain items of the cash flow statement and the taxes on the income statement included in the Group Business Plan 2003-2005

o Summary note of Telecom Italia on the write-down of the Seat Pagine Gialle holding and of the Seat Pagine Gialle derivative

o    Summary note of Telecom Italia on the stock option plans

o    Summary table of Olivetti concerning the holdings of the Olivetti Group

o    Summary table of Olivetti on outstanding convertible bonds and warrants

o    Summary note of Olivetti on the write-down of its holding in Telecom
     Italia

o    Summary Business Plan 2003-2005 of Olivetti Tecnost



                                                                           p. 4

In addition, JPMorgan has analysed publicly available information, including:

o    Financial research and analysis published by brokers and investment banks;

o Research and analysis concerning competitors or companies with similar operating characteristics;

o    Share price performance

JPMorgan has not been requested to conduct, nor has JPMorgan conducted, any independent evaluation or appraisal of any assets or liabilities of Olivetti or Telecom Italia.

The Final Report is necessarily based on financial, economic and market information available for evaluation as of the date hereof. The accuracy, truthfulness, and completeness of the Information has not been independently verified by JPMorgan.

4.   DESCRIPTION OF THE TRANSACTION

The Transaction is part of a unified project aimed at the simplification of the structure of the Olivetti Group, described below in its key terms:

o    Merger by incorporation of Telecom Italia into Olivetti

o Issuance of Olivetti savings shares assigned to Telecom Italia savings shareholders in accordance with the Merger exchange ratio

o Technique of redistribution of the post Merger Olivetti shares to Telecom Italia and Olivetti shareholders as way of implementation of the exchange ratio, with the stock split of the existing share capital from a par value of Euro 1 per share to Euro 0.55 per share

o Adoption of the corporate purpose and company name of Telecom Italia by Olivetti

o    Withdrawal right due to Olivetti shareholders, as provided for by law

o Preservation of the privilege currently established by art. 7 of the Bylaws of Telecom Italia for the savings shareholders of Telecom Italia and inclusion in the Bylaws of the opportunity to benefit from the same privilege in the event of distribution of reserves as well

o Expected distribution of a dividend by Telecom Italia prior to the completion of the Merger and crystallisation of the fiscal benefits connected with the write-down of the stake in Telecom Italia owned by Olivetti in the draft 2002 accounts

o Securing of a Euro 9 billion credit facility by Olivetti to meet the needs deriving from the potential exercise of the withdrawal right


                                                                           p. 5

o The portion of the Euro 9 billion funds not used for the withdrawal right will be used to launch a partial voluntary public tender offer by Olivetti on Telecom Italia ordinary and Telecom Italia savings shares in equal percentages of the total number of each category of shares. Such public tender offer will be made at a price calculated as the average share price between March 12 and the date of the Olivetti's Shareholders' Meeting for the approval of the Merger, increased by a premium of 20%. The resulting tender offer price will be subject to a minimum and a maximum of Euro 7.0 and Euro 8.4 respectively per Telecom Italia ordinary share, and of Euro
     4.7 and Euro 5.65 respectively per Telecom Italia savings share

o Preliminary timetable envisaging the completion of the Merger by the month of July 2003

5.   VALUATION METHODOLOGIES USED FOR THE ASSESSMENT OF THE EXCHANGE RATIO

In the assessment of the exchange ratio, we have used the valuation methodologies that are commonly used, in an international context, for transactions of a similar nature and for companies operating in this sector.

In particular, the exchange ratio has been assessed by looking at the relative valuation of the companies considered, giving priority to the consistency and comparability of the criteria adopted rather than the estimate of the absolute value of the economic capital of those companies considered as individual entities.

As a consequence, the results indicated in this document refer to the assessment of the relative values of the economic capital of Olivetti and Telecom Italia. From such perspective, the valuations have been performed by considering the two companies as independent entities from an operating standpoint. Hence, they do not include any considerations concerning strategic, operating and financial synergies that may result from the Merger.

The valuation of Telecom Italia has been performed using the Sum-of-the-Parts fundamental methodology, which it is market practice to employ to assess the value of a group operating in various business sectors, and the main businesses have been valued with the Discounted Cash Flow methodology. The results obtained employing the Sum-of-the-Parts methodology have been verified with the analysis of the target prices expressed by research analysts.

The valuation of Olivetti has been performed using the NAV ("Net Asset Value") methodology, which it is market practice to employ to value financial holding companies without substantial operating activities.


                                                                           p. 6

The estimated range for the exchange ratio has therefore been calculated as the ratio between the estimated value of a Telecom Italia share and the estimated value of an Olivetti share based on the minimum and maximum values of the respective ranges.

In order to verify the accuracy of the assessment of the exchange ratio determined using the criterion mentioned above, we have also performed an additional check based on the average exchange ratio expressed by the stock market over different time periods.

6. VALUATION OF TELECOM ITALIA

The valuation of Telecom Italia has been performed using the Sum-of-the-Parts fundamental methodology, in which the main businesses (Telecom Italia S.p.A., Telecom Italia Mobile, Seat Pagine Gialle-directory) have been valued primarily with the Discounted Cash Flow method. The other remaining businesses have been valued using the criterion of market values, where listed on regulated stock markets, and/or the market multiples method, also using book values and values identified by research analysts for such businesses, where available, as a verification and control criterion.

To the sum of the values of the activities calculated using the criteria indicated above, we have added up algebraically the value of the net financial position as at 31/12/2002 adjusted to take into account the effects of proportionate net debts, where relevant, and the net value of other adjustments including the value of certain off-balance sheet items and certain tax benefits.

The following table shows the minimum, the mid-point and the maximum value for each Telecom Italia ordinary share identified using the Sum-of-the-Parts fundamental methodology, before adjustment for the dividend payment expected for the month of June 2003 and hence prior to completion of the Merger.

                                 Minimum       Mid-point      Maximum
                                 -------       ---------      -------
Values per Telecom Italia          8.3           8.8            9.3
ordinary share (Euro)

Note: the figures in this table have been rounded up

The results obtained using the Sum-of-the-Parts fundamental methodology have been verified with the analysis of the target prices expressed by research analysts. The research and financial analyses published by brokers and investment banks available as of the date hereof, resulting in a sample of 20 data for the target prices for a Telecom Italia ordinary share, highlight a value range comprised between Euro 7.5 and Euro 12.0 for each Telecom Italia ordinary share. The average value of such sample equals Euro 9.2 for each Telecom Italia ordinary share; the midpoint value of the range identified equals Euro 9.8 for each Telecom Italia ordinary share.


                                                                           p. 7

The following table shows the minimum, the mid-point and the maximum value per Telecom Italia ordinary share identified by the Sum-of-the-Parts fundamental methodology, adjusted to take into account the effect of the dividend payment expected for the month of June 2003.

                                 Minimum       Mid-point      Maximum
                                 -------       ---------      -------
Values per Telecom Italia          8.1           8.6            9.1
ordinary share (Euro)

Note: the figures in this table have been rounded up

The following table shows the minimum, the mid-point and the maximum value for each Telecom Italia savings share calculated based on the average market discount in the last month of approximately 33%, which is in line with the discount of the last day of trading (March 7) and substantially in line with the average discount in the last 3, 6 and 12 months.

                                 Minimum       Mid-point      Maximum
                                 -------       ---------      -------
Values per Telecom Italia          5.4           5.8            6.1
savings share (Euro)

Note: the figures in this table have been rounded up

7.   VALUATION OF OLIVETTI

The valuation of Olivetti has been performed using the NAV ("Net Asset Value") methodology, which reflects Olivetti's nature as a financial holding company without substantial operating activities. The Net Asset Value is calculated as an algebraic sum of the value of the holdings and other activities, deducting net financial liabilities. In calculating this algebraic sum, the main holding is the stake held in Telecom Italia shares, which is valued based on the range of values identified by the Sum-of-the-Parts fundamental methodology, adjusted for the effect of the payment of the dividend expected for the month of June 2003. The other holdings and activities are valued utilising the discounted cash flow methodology (Olivetti Tecnost), utilising the criterion of market values, where listed on regulated stock markets, and/or the market multiples method, also using book values and the values identified by research analysts for such activities, where available, as the verification and control criterion. The calculation of the Net Asset Value also includes the value of the tax benefits in connection with the write-down of the stake in Telecom Italia held by Olivetti in the draft 2002 accounts of Olivetti. The value of such tax benefit is calculated as the net present value of the tax savings expected for Olivetti on a "stand-alone" basis as provided by Olivetti.

To the sum of the values of the activities and the tax benefit calculated using the criteria indicated above, we have added algebraically the value of the net financial position as of 31/12/2002, adjusted for the effect of the dividend relative to the Telecom Italia shares to be received in the


                                                                           p. 8
month of June 2003, and also adjusted for the pro-forma effect of the conversion of the convertible bonds 1.5% 2001-2010 consistent with the fully-diluted methodology, which assumes their conversion into ordinary shares.

The following table shows the minimum, the mid-point and the maximum value for each Olivetti ordinary share consistent with the fully-diluted methodology.

                                 Minimum       Mid-point      Maximum
                                 -------       ---------      -------
Values per Olivetti ordinary      1.13          1.26           1.38
share (Euro)

Note: the figures in this table have been rounded up

The following table shows the minimum, the mid-point and the maximum value for each Olivetti savings share, calculated assuming the same discount of 33% assumed for each Telecom Italia savings share, having taken into account that Olivetti savings shares will enjoy economic and administrative rights which are not less than those enjoyed by Telecom Italia savings shares.

                                 Minimum       Mid-point      Maximum
                                 -------       ---------      -------
Values per Olivetti savings       0.76          0.84           0.93
share (Euro)

Note: the figures in this table have been rounded up

8. CONCLUSIONS OF THE ASSESSMENT AND VERIFICATION OF THE EXCHANGE

RATIO The following table summarises the estimated range for the exchange ratio calculated as a ratio between the estimated value for each Telecom Italia share and the estimated value for each Olivetti share based on the minimum and the maximum of their respective ranges previously identified.

                                 Minimum       Mid-point      Maximum
                                 -------       ---------      -------
Olivetti ordinary shares for       6.6           6.9            7.2
each Telecom Italia ordinary
share

Olivetti savings shares for        6.6           6.9            7.2
each Telecom Italia savings
share

Note: the figures in this table have been rounded up

In order to verify the accuracy of the estimated exchange ratio determined with the criterion mentioned above, we have also performed an additional control based on the exchange ratio (Olivetti ordinary shares for each Telecom Italia ordinary share) expressed by the stock market over different time periods (data as of March 7, 1-month, 3-month, 6-month and 12-month averages) adjusted to take into account the effect of the payment of the dividend expected for the month of June 2003 prior to the Merger.

                                                                           p. 9

                                      7        1         3       6        12
                                    March    month    months   months   months
                                    -----    -----    ------   ------   ------
Olivetti ordinary shares for         6.7      7.0       6.9      7.1      6.9
each Telecom Italia ordinary
share

Note: the figures in this table have been rounded up


The following table shows the minimum, the mid-point, and the maximum exchange ratio (Olivetti ordinary shares for each Telecom Italia ordinary share) expressed by the stock market calculated above.

                                 Minimum       Mid-point      Maximum
                                 -------       ---------      -------
Olivetti ordinary shares for       6.7           6.9            7.1
each Telecom Italia ordinary
share

Note: the figures in this table have been rounded up

The results of the valuation carried out using the main methodology, further verified in light of the control methodology based on the average exchange ratio expressed by the stock market, show that the pre-redistribution Merger exchange ratio of 7.0 Olivetti ordinary shares for each Telecom Italia ordinary share and of 7.0 Olivetti savings shares for each Telecom Italia savings share is within the identified ranges and is therefore fair, from a financial point of view, to Olivetti.

Best regards,


/s/ FRANCESCO ROSSI FERRINI                       /s/ GUIDO TUGNOLI
---------------------------                       -----------------
Francesco Rossi Ferrini                           Guido Tugnoli
Managing Director                                 Managing Director
JPMorgan Chase Bank                               JPMorgan Chase Bank


                                                                          p. 10

                                   Annex IX.

  Summary description of the analyses carried out by JP Morgan Chase Bank, as Olivetti's financial advisor, with reference to its Fairness Opinion

Summary description of the analyses carries out by JPMorgan Chase Bank, as Olivetti's financial advisor, with reference to its Fairness Opinion

Olivetti retained JPMorgan Chase Bank (JPMorgan) to advise it in connection with the proposed Merger and related transactions, including as to the fairness, from a financial point of view, to Olivetti of the exchange ratio with respect to the Merger.

In selecting JPMorgan as its financial advisor, Olivetti considered JPMorgan's knowledge of the business and affairs of Olivetti and Telecom Italia, as well as its qualification as an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger and related transactions. JPMorgan, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

On March 11, 2003, at a meeting of the Olivetti board of directors held to consider the Merger and related transactions, JPMorgan delivered a written opinion to the Olivetti board to the effect that, as of that date, based on the procedures followed, and subject to the premises, qualifications and assumptions on the scope of review undertaken described in the opinion, the pre-redistribution Merger exchange ratio of seven Olivetti ordinary shares for each Telecom Italia ordinary share and of seven Olivetti savings shares for each Telecom Italia savings share was fair, from a financial point of view, to Olivetti.

On April 15, 2003, JPMorgan confirmed to the board of directors of Olivetti in writing that, to JPMorgan's knowledge, taking into account the criteria upon which the March 11, 2003 opinion was based, as well as the premises, qualifications and assumptions set out therein, no material event had occurred since March 11, 2003 that would lead JPMorgan to change, as of the date of the confirmation, the conclusion of its March 11, 2003 opinion. In providing this confirmation, JPMorgan did not take into account the prices of the shares of Telecom Italia or Olivetti subsequent to the announcement of the proposed Merger.

JPMorgan's March 11, 2003 opinion and its April 15, 2003 letter (the JPMorgan reports) were directed to the Olivetti board of directors and addressed only the fairness, from a financial point of view, to Olivetti of the pre-redistribution Merger exchange ratio, which was arrived at by the boards of directors of Olivetti and Telecom Italia after considering the advice of their respective financial advisors. JPMorgan provided the reports to inform and assist the Olivetti board of directors in connection with its consideration of the Merger and related transactions. This summary of the JPMorgan reports is included only for informational purposes, and neither this summary nor the JPMorgan reports constitute a recommendation to any securityholder of Olivetti or Telecom Italia as to whether they should take any action with respect to the Merger and related transactions including, without limitation, with respect to the right of withdrawal available to Olivetti shareholders or the tender offer that may be made available to Telecom Italia shareholders. The JPMorgan reports did not address the underlying decision of the Olivetti board or the Telecom Italia board to approve the Merger and related transactions, or whether any alternative transaction might have been more beneficial.

The full text of JPMorgan's March 11, 2003 opinion, which sets forth the assumptions made, procedures followed, matters considered, documents reviewed and limitations on the review undertaken by JPMorgan in connection with the opinion, as well as the full text of JPMorgan's April 15, 2003 confirmation letter, are attached as Annex VIII and Annex X and are incorporated by reference into this document. You are urged to read the opinion and confirmation letter carefully and in their entirety.

In the course of performing its review and analyses for the purpose of rendering its March 11, 2003 opinion, JPMorgan, among other things:

o reviewed documents that set out the terms of the proposed Merger and related transactions;

o reviewed financial and other information that was publicly available or furnished to JPMorgan by Olivetti, including internal financial analyses, budgets and forecasts for Olivetti and for Telecom Italia prepared by Olivetti or Telecom Italia management;

o held discussions with various members of the senior management of Olivetti and Telecom Italia and with their respective representatives and advisors;

o reviewed the historical market price and trading activities of Olivetti and Telecom Italia securities;

o    reviewed publicly available equity analyst research reports; and

o conducted other financial studies, analyses and investigations as it deemed appropriate.

In the course of its review and analysis and in rendering the JPMorgan reports, JPMorgan relied upon the accuracy and completeness of all financial and other information reviewed by it and did not assume any responsibility for independent verification of such information. With respect to the financial and operating forecasts provided by Olivetti and by Telecom Italia, JPMorgan assumed that those forecasts had been reasonably prepared on bases reflecting the best estimates and judgments then available of the respective managements of those companies as to the future financial and operating performance of those companies.

JPMorgan did not prepare any independent evaluation or appraisal of the assets or liabilities of, nor did JPMorgan conduct a physical inspection of any of the assets of, Olivetti or Telecom Italia or any of their subsidiaries. With respect to the projections provided to JPMorgan, JPMorgan notes that projecting future results is inherently subject to substantial uncertainty. Although those projections constituted one of many items that JPMorgan employed in the formation of its reports, changes to the projections could affect JPMorgan's conclusion. JPMorgan's reports were based on economic, industry, regulatory, market, political and other conditions existing at the date of its reports, including in the case of its March 11, 2003 opinion, market prices of Olivetti's and Telecom Italia's securities. These conditions are generally beyond Olivetti's or Telecom Italia's control and are subject to rapid and unpredictable changes, which changes could affect the conclusion JPMorgan expressed. JPMorgan made no independent investigation of any legal matters affecting Olivetti or Telecom Italia and assumed the correctness of all legal, tax and accounting advice given to each of Olivetti and Telecom Italia and their respective boards of directors, including without limitation advice as to the legal, tax and accounting consequences of the Merger and related transactions to Olivetti, Telecom Italia and their respective securityholders. JPMorgan assumed that the Merger and related transactions will be consummated in accordance with the expected terms and within the expected time periods.

The following is a brief summary of the material financial analyses performed by JPMorgan in connection with rendering its March 11, 2003 opinion. The summary is not a complete description of the analyses performed by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The order of the analyses described, and the results of those analyses, do not necessarily represent the relative importance or weight given to the analyses by JPMorgan. Selecting portions of this summary without considering the analyses as a whole could create an incomplete view of the processes underlying JPMorgan's analyses and opinion. The analyses JPMorgan performed are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by the analyses. Additionally, the analyses relating to the value of businesses do not purport to be prices realizable in a transaction or to reflect actual or future market valuations or trading ranges.

JPMorgan expressed no opinion as to the prices at which the ordinary shares or savings shares of Olivetti will trade following completion of the Merger, or as to the prices at which the ordinary shares and savings shares of Telecom Italia or the ordinary shares of Olivetti will trade prior to completion of the Merger, including during any period relevant to withdrawal rights. Although JPMorgan reviewed the withdrawal rights, the tender offer and the financing therefor as part of its review of the general terms of the Merger and related transactions, JPMorgan expressed no opinion as to the likelihood that Olivetti shareholders would exercise their withdrawal rights or as to the amount of funds available to or the participation by shareholders of Telecom Italia in the tender offer.

JPMorgan did not use the values resulting from its analyses for any purpose other than that of evaluating the fairness of the pre-redistribution Merger exchange ratio to Olivetti and those values should not be used for any other purpose. In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in preparing its March 11, 2003 opinion. In particular, in evaluating the Merger exchange ratio, JPMorgan focused on the relative valuations of Olivetti and Telecom Italia, giving priority to the consistency and comparability of the criteria adopted, rather than the absolute value of those companies. JPMorgan carried out its analyses considering the two companies as separate entities and therefore ignored any strategic, operational or financial synergies that may result from the Merger, as well as any control premiums and minority discounts. JPMorgan adopted a "sum-ofthe- parts" approach with respect to Telecom Italia because Telecom Italia's businesses operate in different operational, industrial and strategic environments and because of the differing importance and materiality of those businesses in relation to Telecom Italia as a whole. JPMorgan adopted a "net asset value" approach, which is substantially equivalent in methodological terms to the sum-of-the-parts approach, with respect to Olivetti, analyzing the value of its stake in Telecom Italia based on the range of values identified by the sum-of-the-parts method. JPMorgan did not use the market price of Telecom Italia shares to analyze the value of Olivetti's stake in Telecom Italia in deriving the net asset value of Olivetti because the use of a market value method in this instance would not have been consistent with the analyses performed with respect to Telecom Italia. Lastly, JPMorgan compared the range of exchange ratios calculated using the above criteria with the exchange ratios derived from the relative historical trading prices of the ordinary shares of Olivetti and Telecom Italia over selected time periods prior to the announcement of the transaction.

Sum-of-the-Parts Analysis of Telecom Italia. JPMorgan analyzed the three main businesses of Telecom Italia, Telecom Italia S.p.A., Telecom Italia Mobile and the directory business of Seat Pagine Gialle, using the discounted cash flow method. The remaining Telecom Italia businesses, which are minor in relation to Telecom Italia as a whole, were analyzed using their market value, where their securities are publicly traded, and on various other criteria depending on the nature of the business, including market multiples and book value. In addition, JPMorgan compared the values derived by the foregoing analyses with values identified by research analysts for such businesses, where available.

JPMorgan performed a discounted cash flow analysis based on operating and financial assumptions, forecasts and other information prepared by Telecom Italia for the years 2003 through 2005, which were extended through 2012, and for the calculation of terminal values, as described below. Assumptions regarding weighted average cost of capital (WACC) were based on market conditions and on a capital structure substantially in line with the current one. The growth rates used by JPMorgan for the projections from the years 2006 through 2012 and for the terminal values are consistent with relevant market benchmarks.

With regards to Telecom Italia S.p.A. activities, a 2005-2012 revenue compound annual growth rate (CAGR) of 0.0% and an average earnings before interest, taxes, depreciation and amortization (EBITDA) margin of 45.2% were assumed for the 2006-2012 financial projections, and a terminal value growth rate of 0.0% and a WACC of 7.4% were used in the discounted cash flow valuation. With regards to Telecom Italia Mobile, a 2005-2012 revenue CAGR of 5.0% and an average EBITDA margin of 45.7% were assumed for the 2006-2012 financial projections, and a terminal value growth rate of 2.0% and a WACC of 8.8% were used in the discounted cash flow valuation. With regards to the directory business of Seat Pagine Gialle, a 2005-2012 revenue CAGR of 3.1% and an average EBITDA margin of 44.8% were assumed for the 2006-2012 financial projections, and a terminal value growth rate of 2.0% and a WACC of 8.9% were used in the discounted cash flow valuation.

As a further part of its analysis, JPMorgan compared the values derived from the discounted cash flow analysis to values derived for the businesses by applying relevant multiples in line with those of certain comparable companies and to values identified by research analysts for such businesses, where available.

The values derived from the foregoing analyses were adjusted to take into account net debt as of December 31, 2002, and where relevant, the net value of other adjustments, including certain off-balance sheet items and certain tax benefits.

The sum-of-the-parts method described above resulted in the following minimum, mid-point and maximum values for each Telecom Italia ordinary share on a fully diluted basis before adjustment for the dividend expected to be paid in June 2003.

                                 Minimum       Mid-point      Maximum
                                 -------       ---------      -------
Value per Telecom Italia           8.3           8.8            9.3
ordinary share euro

Note: the figures in this table have been rounded up

JPMorgan compared the results obtained using the sum-of-the-parts method before adjustment for the dividend expected to be paid in June 2003 with target prices published by equity research analysts prior to March 11, 2003. These target prices for a Telecom Italia ordinary share ranged from euro 7.5 to euro 12.0 for each Telecom Italia ordinary share with an average value of euro 9.2 for each Telecom Italia ordinary share and a mid-point of euro 9.8 for each Telecom Italia ordinary share.

The following table shows the minimum, mid-point and maximum values per Telecom Italia ordinary share identified by the sum-of-the-parts fundamental method, adjusted to take into account the effect of the dividend expected to be paid in June 2003.

                                 Minimum       Mid-point      Maximum
                                 -------       ---------      -------
Value per Telecom Italia           8.1           8.6            9.1
ordinary share in euro

Note: the figures in this table have been rounded up

The following table shows the minimum, mid-point and maximum values for each Telecom Italia savings share, calculated based on the average market discount to the Telecom Italia ordinary shares during the last month before public announcement of the proposed Merger of approximately 33%, which is in line with the discount of the last day of trading prior to the announcement of the transaction, March 7, 2003, and substantially in line with the average market discount during the previous three, six and 12 months.

                                 Minimum       Mid-point      Maximum
                                 -------       ---------      -------
Value per Telecom Italia           5.4           5.8            6.1
savings share in euro

Note: the figures in this table have been rounded up

Net Asset Value Analysis of Olivetti. JPMorgan performed a net asset value analysis of Olivetti, reflecting Olivetti's nature as a financial holding company without substantial operating activities. JPMorgan analyzed Olivetti's net asset value as the sum of the value of Olivetti's holdings and other activities (including the effect of treasury shares), considering the negative net present value of the centralized costs of the holding company and deducting net financial liabilities. Olivetti's principal asset is its stake in Telecom Italia shares, the value of which JPMorgan derived using the sum-of-the-parts method described above, adjusted for the effect of the dividend expected to be paid by Telecom Italia in June 2003. The remaining Olivetti holdings form a minor component of its overall valuation and were analyzed using a variety of valuation methods depending on the nature of the holding, including a simplified discounted cash flow method for Olivetti Tecnost, market value, where the holding is publicly traded, market multiples and book values. In addition, JPMorgan compared the values derived using the methods described above with values identified by research analysts for such holdings, where available. The calculation of Olivetti's net asset value also included the value of tax benefits in connection with the write-down of Olivetti's stake in Telecom Italia, which were calculated using the net present value of the tax savings expected by Olivetti on a "stand-alone" basis.

The values derived from the foregoing analyses were adjusted to take into account Olivetti's net debt as of December 31, 2002, adjusted for the effect of the dividend on Telecom Italia shares expected to be paid in June 2003 and adjusted to reflect the pro-forma effect on a fully diluted basis of the conversion of all Olivetti's 1.5% convertible bonds due 2010.

This method resulted in the following minimum, mid-point and maximum values for each Olivetti ordinary share on a fully-diluted basis.


                                 Minimum       Mid-point      Maximum
                                 -------       ---------      -------
Value per Olivetti                1.13          1.26           1.39
ordinary share in euro

Note: the figures in this table have been rounded up

This method would result in the following minimum, mid-point and maximum values for each Olivetti savings share, if the same discount of 33% assumed for each Telecom Italia savings share were applied, taking into account, among other things, that Olivetti savings shares will enjoy economic and administrative rights not less than those of Telecom Italia savings shares.

                                 Minimum       Mid-point      Maximum
                                 -------       ---------      -------
Value per Olivetti savings        0.76          0.84           0.93
share in euro

Note: the figures in this table have been rounded up

Analysis of the Exchange Ratio. JPMorgan compared the results derived from the application of the above valuation methods for Telecom Italia and Olivetti, obtaining the following range of implied Merger exchange ratios.

                                 Minimum       Mid-point      Maximum
                                 -------       ---------      -------
Olivetti ordinary shares for       6.6           6.9            7.2
each Telecom Italia ordinary
share

Olivetti ordinary shares for       6.6           6.9            7.2
each Telecom Italia savings
share

Note: the figures in this table have been rounded up

JPMorgan also compared the range of Merger exchange ratios set forth above against the Merger exchange ratios derived from the relative historical trading prices of the ordinary shares of the two companies over selected time periods prior to the announcement of the transaction, adjusted to take into account the effect of the dividend expected to be paid in June 2003. A similar comparison could not be made with respect to the savings shares because there are currently no Olivetti savings shares.

                                              Average        Average       Average        Average
                                               of 1           of 3           of 6          of 12
                                               month         months         months        months
                                              Ending         Ending         Ending        Ending
                               March 7        March 7        March 7       March 7        March 7
                               -------        -------        -------       -------        -------

Olivetti ordinary shares         6.7            7.0            6.9           7.1            6.9
for each Telecom Italia
ordinary share


Note: the figures in this table have been rounded up

On 13 January 2003, JPMorgan was retained by Olivetti initially to assist in considering the feasibility of, and, upon Olivetti's decision to proceed, to act as its financial advisor with respect to, the Merger and related transactions, which engagement was formalized in an engagement letter dated 5 March 2003. Pursuant to the terms of the engagement letter, JPMorgan was paid a fee of euro 5 million by Olivetti, which became due upon the public announcement of the proposed Merger. In addition, Olivetti has agreed to pay JPMorgan a fee of between euro 10 million and euro 15 million upon completion of the Merger (the amount in excess of euro 10 million to be paid will be decided by Olivetti based on the performance of JPMorgan in executing its duties) or in certain other circumstances. Olivetti has also agreed to reimburse JPMorgan for its reasonable expenses incurred in connection with its services, including the fees and disbursements of outside counsel, and will indemnify JPMorgan against certain liabilities. In addition J.P. Morgan plc, an affiliate of JPMorgan, acted as global co-ordinator, bookrunner and mandated lead arranger of the euro 9 billion term loan facility entered into in connection with the Merger and related transactions, for which it will receive maximum total fees of approximately euro 21 million, of which approximately euro 4.9 million became due on 24 April 2003. JPMorgan and its affiliates, in the ordinary course of their activities, may actively trade for their own account or for the accounts of customers the equity and debt securities of Olivetti or Telecom Italia or companies directly or indirectly controlled by, affiliated with Olivetti or Telecom Italia or in which Olivetti or Telecom Italia holds securities, and, accordingly, JPMorgan and its affiliates may at any time hold long or short positions in such securities. JPMorgan and its affiliates have in the past represented Olivetti and Telecom Italia or companies directly or indirectly controlled by, affiliated with Olivetti or Telecom Italia or in which Olivetti or Telecom Italia holds securities in connection with a variety of commercial banking, investment banking, capital markets, and other transactions. JPMorgan and its affiliates may currently have and may in the future have commercial banking, investment banking, trust or other relationships or engagements with counterparties that may have interests with respect to Olivetti, Telecom Italia or companies directly or indirectly controlled by, associated with Olivetti or Telecom Italia or in which Olivetti or Telecom Italia holds securities, which interests may in some cases be contrary to the interests of any of those companies. JPMorgan and its affiliates may have fiduciary or other relationships or engagements in which JPMorgan or its affiliates may exercise voting power over securities of various persons, which securities may from time to time include securities of Olivetti, Telecom Italia, or companies directly or indirectly controlled by, affiliated with Olivetti or Telecom Italia or in which Olivetti or Telecom Italia holds securities, or other parties with an interest with respect to the Merger and related transactions.

                                   Annex X.
                   JP Morgan Chase Bank Confirmation Letter

ORIGINAL DOCUMENT ISSUED ON JPMORGAN CHASE BANK HEADED PAPER.

TRANSLATION FROM THE ORIGINAL DOCUMENT ISSUED IN ITALIAN PREPARED
EXCLUSIVELY FOR INFORMATIVE PURPOSES. THE ORIGINAL DOCUMENT IN ITALIAN PREVAILS ON ANY TRANSLATION.




Milan, April 15 2003


Olivetti S.p.A.
Via Jervis, 77
Ivrea (TO)
Italia


To the kind attention of Dott. Carlo Buora, Managing Director


Dear Sirs,

With reference to our fairness opinion dated 11 March 2003 on the share exchange ratio of the merger of Olivetti S.p.A. with Telecom Italia S.p.A. provided pursuant to our engagement letter dated 5 March 2003 (the "Fairness Opinion"), we hereby confirm that, to our knowledge - taking into account the same criteria upon which the Fairness Opinion was given as well as the same premises, qualifications and assumptions set out therein -, no material event has occurred since the date of the Fairness Opinion that would lead us to change, as of the date hereof, the conclusions of the Fairness Opinion.

Please note that in providing this confirmation we have not taken into account the share prices of either Olivetti S.p.A. or Telecom Italia S.p.A. subsequent to the announcement of the proposed merger between these two companies.


Best regards,

/s/ FRANCESCO ROSSI FERRINI                            /s/ GUIDO TUGNOLI
---------------------------                            -----------------
Francesco Rossi Ferrini                                Guido Tugnoli
Managing Director                                      Managing Director
JPMorgan Chase Bank                                    JPMorgan Chase Bank

                                   Annex XI.
                Lazard Fairness Opinion, used by the directors
                   of Telecom Italia S.p.A. for the purpose
                      of establishing the exchange ratio

                                Execution Copy

STRICTLY CONFIDENTIAL                           LAZARD & CO. S.R.L
                                                Via dell'Orso - 2 - 20121 MILANO

                                                CAP.SOC. Euro 9.000.000
                                                R.E.A. 1630616
                                                C.F. e P.IVA 13233960155

                                                TELEFONO    +39 02 72312.1
                                                FAX         +39 02 72312387

To:
Telecom Italia S.p.A.
The Board of Directors
Piazza Affari 2
20123 Milano

Attn: Dott. Carlo Buora, Amministratore Delegato

                                                            March 11, 2003

Dear Members of the Board,

The present document (the "Assessment") is addressed to the Board of Directors of Telecom Italia S.p.A. ("Telecom") for its exclusive use and is intended to provide elements to permit the Board of Directors of Telecom, in its full independence of judgment and decision, to put forward the appropriate exchange ratio for the implementation of an operation involving the merger to incorporate Telecom into Olivetti S.p.A. ("Olivetti", and together with Telecom, the "Companies"), which will be accompanied by the launch of a tender offer by Olivetti for the ordinary shares and the savings shares of Telecom (the "Proposed Merger"). The holders of the ordinary shares and the savings shares of Telecom other than Olivetti are collectively referred to herein as the "Public Shareholders".

The contents of the Assessment are confidential and may not be used for any purpose other than the purpose for which the Assessment has been prepared nor be disclosed to third parties. Any possible different use of the Assessment is subject to the prior written authorization of Lazard & Co. S.r.l. ("Lazard"). In addition, the use of partial results and data referred to in individual aspects of the present Assessment may not be used outside the context and the purpose for which the entire Assessment has been carried out. You are reminded that the conclusions set forth in the Assessment are based on the totality of the valuations included herein, and consequently none of the components of the Assessment may be used separately from the other components.

The Assessment is necessarily based on economic, monetary and market conditions existing as of the date hereof, and the information made available to us as of the date hereof. Events occurring after the date hereof may affect this Assessment and the assumptions on which it has been prepared, and Lazard has no obligation and may not be in a position to update, revise or reaffirm this Assessment. In addition, it is finally pointed out that the Assessment has been carried out in a normative, regulatory and competitive context that is in constant evolution. Subsequent changes to the structural aspects of the telecommunications sector, laws and regulations could influence the variables affecting the value of the Companies.

Lazard does not express any opinion with respect to Telecom's decision to proceed with or implement the Proposed Merger and the Assessment does not constitute an indication as to how Telecom should make its decision with respect to the Proposed Merger. Lazard hereby acknowledges that the exchange ratio of the ordinary shares and the savings shares of Telecom, which will be determined by the Boards of Directors of Telecom and Olivetti, will be subject to a fairness opinion issued by experts appointed by the President of the Court of Milan, pursuant to article 2501--quinquies, last paragraph of the Italian Civil Code. The engagement of Lazard and the Assessment expressed herein are solely for the benefit of the Board of Directors of Telecom and are not on behalf of, and are not intended to grant any rights or remedies upon, Telecom, Olivetti, or any their respective shareholders or any other person.

Lazard was been requested to deliver this Assessment at a preliminary stage of the Proposed Merger, and to assume and take into consideration that: (i) the Boards of Directors of the Companies will, in their sole and independent judgment and discretion, each respectively evaluate the Proposed Merger and prepare and approve merger plans, reports, and related documentation, which will contain customary terms and conditions, as well as obtain appraisals of independent experts, all in accordance with applicable Italian and foreign laws and regulations, (ii) the Proposed Merger will be consummated on the terms and conditions to be described in the aforementioned merger plans and related documentation, and (iii) the obtaining of the necessary regulatory approvals for the Proposed Merger will not have an adverse effect on the Companies. Consequently, it is hereby underlined that the Assessment is necessarily preliminary in nature and the conclusions contained herein could vary depending on several factors, including the actual terms and conditions of the merger plans and related documentation prepared by the Boards of Directors of Telecom and Olivetti.

Lazard is acting as financial advisor to Telecom in connection with the Proposed Merger and will receive a fee for its services, a considerable part of which is contingent upon the Proposed Merger being completed. Lazard has in the past provided financial advisory services to Telecom for which it has received customary fees. Lazard and its affiliate companies have also provided financial advisory services to Olivetti and Pirelli S.p.A., including with respect to acquisition transactions, in particular with respect to Telecom. Lazard may provide financial advisory services to Olivetti or Pirelli S.p.A. in the future. In addition, certain of companies affiliated with Lazard may trade shares and other securities of the Companies for their own account and for the accounts of their customers.

Subject Companies.
------------------

Olivetti.
---------

Olivetti is an industrial holding company, which as of the date hereof holds approximately 54,94% of the outstanding ordinary shares of Telecom. Olivetti indirectly acquired, through a subsidiary Tecnost S.p.A., and following a Public Tender and Exchange Offer launched in February 1999 and realized in June 1999, 52,12% of the ordinary shares of Telecom. Thereafter, Tecnost S.p.A. was incorporated by merger into Olivetti at the end of 2000 within the framework of a project to rationalize the structure of the Olivetti group. Such shareholding subsequently increased as a result of new acquisitions on the market carried out by Olivetti.

The Olivetti group is also present in areas of activity other than telecommunications services through it subsidiaries, the most significant of which are Olivetti Tecnost S.p.A. (formerly Olivetti Lexikon S.p.A.), which is involved in the production of office products and Olivetti Multiservices S.p.A., which is involved in the management of realty.

Telecom.
--------

The core business of the Telecom group (Telecom, TIM S.p.A., SEAT S.p.A) consists of the supply of fixed and mobile telecommunications services and Internet services. In addition, Telecom is present in a few specific information and communications technology sectors.

Overseas, Telecom has an active presence through investments in other companies and joint ventures which manage fixed and mobile telecommunications services in different markets, in particular in Europe, in the Mediterranean basin and in South America (Argentina, Brazil and Chile, etc.).

With respect to information and communications technology, Telecom is present through I.T. Telecom Italia S.p.A., a company that was formed in July 2000 to group all of Telecom's information technology activities carried out by several companies of the Telecom Group, including Finsiel S.p.A., leader in Italy and in top positions in Europe in the information services market, Telesoft S.p.A. and Sodalia S.p.A., which are active in software for telecommunications and information services, and Netsiel S.p.A., which manages the outsourcing of information systems for Telecom and other companies.

Documents Considered.
---------------------

The Assessment is based on:

      (i) historical economic-financial information relating to the Companies;

     (ii) financial forecasts and other data relating to its activities provided to us by Telecom;

    (iii) the historical stock prices and trading volumes of the ordinary shares and the savings shares of Telecom as well as the shares of Olivetti;

     (iv) meetings with members of the senior management of Telecom who delivered and explained the documentation provided;

      (v) publicly available information on companies operating in business lines we believe to be generally comparable to those of Telecom and Olivetti; and

     (vi) such other financial analyses and investigations deemed appropriate.

Lazard has relied upon the accuracy and completeness of the foregoing information and data, and does not assume any responsibility with respect to any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Companies. With respect to financial forecasts, Lazard has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Telecom as to its future performance. Lazard does not assume any responsibility for, nor expresses any opinion as to such forecasts or the assumptions on which they are based.

Valuation.
----------

The relative market prices valuation (the "Market Prices Valuation") was used as principal criterion to determine the exchange ratio with respect to the Proposed Merger. In addition, the so-called sum of the parts ("SOP") control methodology was carried out for Telecom ed Olivetti (on a fully diluted basis).

In compliance with the engagement conferred by Telecom on February 5, 2003 and your requests, Lazard expresses no opinion with respect to the absolute value of such securities or any other method of analyzing the exchange ratio and Lazard has not undertaken any independent evaluation of the absolute value of the securities of Telecom or Olivetti.

With respect to the application of the principal methodology, the following is deduced:

     o the significance of the prices expressed by the market where the securities subject of the valuation are traded;

     o the significance of the prices expressed by the market for the shares of the Companies being studied;

     o the existence of comparable share prices for the Companies being examined over a sufficiently broad time period.

In such regard, the following is pointed out:

     o both Companies have a high market capitalization and a significant and broadly diffused float;

     o the considerably high volume of trading of the securities leads to one to consider that the market prices can be considered to be indicative of the potential value of Telecom and Olivetti;

     o high volumes of the securities of Telecom and Olivetti are traded daily (on the average approximately 1% of the capital is traded):

          > over the course of the last twelve months, 240% of Olivetti's capital has been traded (excluding Olimpia S.p.A.) for a countervalue of approximately Euro 16,9 billion; and

          > over the course of the last twelve months, approximately 289% of Telecom's capital has been traded (excluding the shares held by Olivetti) for a countervalue of approximately Euro 54 billion

                                                                                    Average traded   Cumulative traded
                                     Average Volume        Cumulative Volume        Share Capital      Share Capital
                                         ('000)                   ('000)                (%)(*)             (%)(*)
                                   ------------------  -------------------------    --------------   -----------------
                  TI     Olivetti     TI     Olivetti        TI       Olivetti       TI   Olivetti     TI     Olivetti
                 ----    --------  --------  --------  -----------  ------------    ----  --------   ------   --------
Prices
3/7/2003         5.93      0.86    42,121.3  90,695.9     42,131.3      90,695.9    1.8%    1.0%       1.8%      1.0%
Last week        6.25      0.88    38,225.3  86,240.0    191,126.4     431,200.0    1.6%    1.4%       8.1%      6.8%
Last month       6.57      0.91    28,994.8  59,319.6    579,895.0   1,186,392.2    1.2%    0.9%      24.5%     18.8%
Last 3 months    7.05      0.99    31,411.6  61,400.2  1,884,693.5   3,684,009.3    1.3%    1.0%      79.5%     58.3%
Last 6 months    7.39      1.01    30,126.5  61,220.3  3,765,810.3   7,652,538.4    1.3%    1.0%     158.8%    121.2%
Last year        7.90      1.11    27,073.7  59,851.9  6,849,656.0  15,142,528.8    1.1%    1.0%     288.8%    240.6%

(*) On total number of shares owned by market shareholders.

     o Both Companies have a high float such that they represent a considerable share of the total capitalization of Mibtel and MIB30 (at January 31, 2003):

          >    Olivetti - 2% on the total Mibtel, 2,5% MIB30; and

          >    Telecom - 8% on the total Mibtel, 11% MIB30.

     o The float of Telecom and Olivetti proves to be significantly divided among Italian and foreign institutional investors and Italian retail investors, none of which enjoys a position such that it could influence the course of the securities;

     o in addition, it has been assumed that the new entity resulting from the merger by incorporation of Telecom into Olivetti will maintain a dividend distribution policy such that it will assure an equivalent dividend for the current shareholders of Telecom.

With respect to the Market Prices Valuation method, we have proceeded, among other things, to carry out the following analyses:

     o analyses of the historical simple averages for a time period covering the preceding 18 months;

     o analyses of the historical weighted averages for the volumes for a time period covering the preceding 18 months;

     o analyses of the moving averages at 1, 2, 3, 6 and 12 months for a time period covering the preceding 18 months;

     o adjustment to the value of the Telecom shares to take into account the expected dividend distribution for fiscal year 2002.

In order to mitigate short-term fluctuations that typically characterize the financial markets, and consistent with customary practise, we proceeded to extend the analysis of the prices, including average data expressed by the market, over a sufficiently broad time period.

From the analysis of the historical trends, the averages at 1, 2, 3 and 12 months were identified to fall within a steady valuation corridor. The arithmetic mean of the weighted averages calculated at intervals of 3, 6, and 12 months was equal to 6,94.

                                                                          Values considered for the
                                           Market values             determination of the exchange ratio
                                   -----------------------------    -------------------------------------
                                                                      TI
                                      TI        Oli      Exch.      ex div.     Oli       Exch.
                                   (Euro)     (Euro)     Ratio      (Euro)     (Euro)     Ratio   Average
                                   ------     ------    --------    -------    ------   --------  -------
Market price: weighted average
07/03/2003                           5,93      0,86      6,90         5,75      0,86      6,69
1 month average                      6,51      0,91      7,18         6,34      0,91      6,98
3 months average                     7,02      0,99      7,06         6,85      0,99      6,88
6 months average                     7,38      1,02      7,24         7,20      1,02      7,07      6,94
12 months average                    7,79      1,11      7,04         7,61      1,11      6,88
18 months average                    8,06      1,15      6,98         7,88      1,15      6,82
Sept. 11, 2001 average               8,06      1,16      6,97         7,88      1,16      6,82
July 27, 2001 average                8,14      1,20      6,76         7,96      1,20      6,61
Last 12 months highest price         9,72      1,47      6,60         9,54      1,47      6,48
Last 12 months lowest price          5,93      0,84      7,02         5,75      0,84      6,81

Market price: simple average
07/03/2003                           5,93      0,86      6,90         5,75      0,86      6,69
1 month average                      6,57      9,91      7,19         6,39      0,91      7,00
3 months average                     7,03      0,99      7,11         6,85      0,99      6,93
6 months average                     7,39      1,01      7,30         7,21      1,01      7,12
12 months average                    7,90      1,11      7,10         7,72      1,11      6,94
Last 12 months highest price         9,72      1,47      6,60         9,54      1,47      6,48
Last 12 months lowest price          5,93      0,84      7,02         5,75      0,84      6,81

With respect to the methodology of control, we proceeded to:

     o evaluate the different business lines and investments of Telecom, applying, principally, the discounted cash flow method;

     o apply the SOP methodology to Olivetti, on the basis of the results that surfaced from the evaluation of Telecom's different activities.

Such methodology of control substantially confirmed the indications resulting from the Market Prices Valuation analysis.

With respect to the expected issuance of savings shares of Olivetti -a class of shares which does not yet exist--which will be issued to the current savings shareholders of Telecom, there were no elements for which the savings shares of Olivetti should reflect a different discount than that currently in existence between the savings/ordinary shares of Telecom, also taking into consideration the expected increase in capital rights inuring to the savings shareholders of Telecom following the merger with Olivetti.

Finally, the withdrawal price for the shareholders of Olivetti, estimated on the basis of the arithmetic mean of the prices for the last 4 months (from November 25, 2002) resulted to be equal to Euro 1,008. Such value is, moreover, lower than the value of Olivetti on the basis of SOP, lower than the average of the prices of Olivetti at 6 and 12 months and slightly higher than the value on the basis of 3 months.

Therefore, exclusively from a basic value point of value and absent considerable fluctuations in the market in the next two months, the possible exercise of the withdrawal right on the part of the shareholders of Olivetti should not influence the exchange ratio.

Conclusions.
------------

Lazard does not express any opinion in relation to the price at which the ordinary shares or the savings shares of Telecom or any securities of Olivetti may be traded subsequent to the announcement of the Proposed Merger or in relation to the price at which the securities of Olivetti may be traded subsequent to the implementation of the Proposed Merger.

Based on and subject to the foregoing, we are of the opinion, as of the date hereof, that an exchange ratio of around 7 savings/ordinary shares of Olivetti for 1 ordinary/savings share of Telecom in relation to the Proposed Merger is fair from a financial point of view to the Public Shareholders.

In accepting this Assessment and in accordance with the mandate, entered into effective February 5, 2003, between Telecom and Lazard, the Board of Directors of Telecom hereby agrees that this Assessment is confidential and may not be disclosed to any third party or otherwise reproduced, in whole or in part, without our prior written authorization.


                                                Very truly yours,

                                                LAZARD & CO. S.R.L.

                                                Name:

                                                Title:
                                                ________________________________

                                  Annex XII.

         Summary description of the analyses carried out by Lazard, as Telecom Italia's financial advisor, with reference to its report

                                               May 13, 2003

Summary Description of the analyses carried out by Lazard as financial advisor to Telecom Italia with reference to its Assessment

In accordance with the mandate between Telecom Italia and Lazard, the Board of Directors of Telecom Italia engaged Lazard to act as financial advisor for the Operation. Lazard was requested to carry out an assessment regarding the appropriate exchange ratio for the realization of an operation of merger by incorporation of Telecom Italia into Olivetti to be accompanied by the launch of a partial tender offer by Olivetti with respect to the ordinary and savings shares of Telecom Italia.

On March 11, 2003, Lazard provided the Board of Directors of Telecom Italia a written document (the "Assessment") in which it was considered that, at such date and subject to the assumptions and qualifications set forth in the Assessment, an exchange ratio of around 7 ordinary / savings shares of Olivetti for 1 savings / ordinary share of Telecom was fair from a financial point of view to the shareholders of Telecom Italia (excluding Olivetti).

Subsequently, by letter dated April 15, 2003, Lazard reaffirmed, at such date, the conclusions expressed in the aforementioned Assessment on the basis of, and subject to, the assumptions and qualifications described in the letter and in the Assessment.

Lazard was requested to carry out the Assessment, and to assume and consider, among other things, that the Boards of Directors of Telecom Italia and Olivetti will evaluate and propose, in their sole and independent judgment and discretion, each respectively, the Operation and the exchange ratio, and prepare and provide for the approval of the merger plans, the reports and related documentation which will contain customary terms and conditions, as well as obtain appraisals of independent experts, all in accordance with applicable Italian and foreign laws and regulations. In addition, Lazard was instructed by Telecom Italia to assume that, except for an increase in the aggregate nominal value and related economic privileges and the further ability to satisfy such privileges also through the distribution of reserves, the rights of holders of the New Telecom Italia savings shares will be identical to the rights of the holders of the Telecom Italia savings shares and that neither the relative rights nor the relative values of the Telecom Italia ordinary and savings shares will change, in any material respect, as a result of the Operation.

The Assessment was addressed to the Board of Directors of Telecom Italia for its exclusive use and solely addresses the fairness of the exchange ratio from a financial point of view for the ordinary and savings shareholders of Telecom Italia (excluding Olivetti) as of the date of the Assessment. The Assessment does not address any other aspect of the Operation and does not constitute a recommendation to any shareholder of Telecom Italia as to how such shareholder should vote with respect to the Operation, if presented for its approval. Lazard did not express any opinion in relation to the price at which the ordinary shares or the savings shares of Telecom Italia or any security of Olivetti could be traded following the announcement of the Operation or in relation to the price at which the securities of Olivetti could be traded following the realization of the Operation.

The Assessment does not constitute a "perizia" within the meaning of Annex 3A no. 1 of the Regolamento Emittenti no. 11971 dated May 14, 1999 and subsequent amendments, nor a "relazione di stima" within the meaning generally assigned to such term in such Regulation.

The Assessment, which describes the assumptions adopted, the methodologies applied, and the elements considered and the limitations of the analyses carried out by Lazard for the purposes of completing the valuation is attached to this Information Document as Annex

XII. The following is simply a summary of the Assessment and you are urged to make reference to and read the full Assessment in its entirety.

The Assessment carried out by Lazard was based, among other things, on the following elements:

i) historical economic-financial information relating to Telecom Italia and Olivetti;

(ii) financial forecasts and other data relating to activities provided by Telecom Italia;

(iii) the historical stock prices and trading volumes of the ordinary shares and the savings shares of Telecom Italia as well as the ordinary shares of Olivetti;

(iv) information -gathered in a limited number of meetings with members of the senior management of Telecom Italia- who provided and explained the documentation supplied;

(v) publicly available information on companies operating in business lines believed to be generally comparable to those of Telecom Italia and Olivetti; and

(vi)    such other financial analyses and investigations deemed appropriate.

For the purpose of completing the necessary analyses for the Assessment, Lazard relied upon the accuracy and completeness of the information and the data of a financial, legal, accounting, fiscal, etc. nature provided and did not assume any responsibility with respect to any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of Telecom Italia or Olivetti.

With respect to the financial forecasts, Lazard assumed that they were reasonably prepared on bases reflecting the best and most current, available estimates and judgments of management of Telecom Italia as to the future financial performance of the group. Lazard did not assume any responsibility for, nor express any opinion as to such forecasts or the assumptions on which they were based.

The Assessment was necessarily based on the economic, monetary, market and other conditions and the information made available to Lazard, on the date of the Assessment. The methods adopted and the analyses carried out in connection with the valuation of the companies participating in the merger are illustrated in summary form in the following paragraphs. It should be pointed out that the summaries do not constitute an exhaustive representation of the analyses carried out by Lazard.

Lazard utilized, it being understood the equivalent level of significance, for the purpose of the valuation procedures, the following methodologies:

     o as principal method that of the stock exchange quotation or the market prices ("Market Prices Valuation") utilizing the market prices of Telecom Italia and Olivetti over different time periods. In the present case, the stock exchange quotations resulted to be particularly significant, taking into account the high levels of capitalization and liquidity of Telecom Italia and Olivetti;

     o as control method that of the sum of the parts ("SOP"), by determining the value of Telecom Italia through the methodology of the discounted cash flow, and applying the SOP criterion to Olivetti on the basis of the results which emerged from the valuation of the different activities of Telecom Italia. Lazard did not consider that under the circumstances the method of the SOP applied with reference to the current market value of the shareholding held by Olivetti in Telecom Italia would be useful insofar as such application (i) would have lead to strongly volatile results also by effect of the financial leverage present in Olivetti itself, (ii) would have implied a reference to the market values for only one of the companies participating in the merger, an aspect that was not deemed to be admissible and consistent from the methodological point of view.

The aforementioned valuation methodologies were applied with homogeneous criteria to the companies participating in the merger.

Market Prices Valuation
-----------------------

The method of Market Prices Valuation assessed the value of the capital on the basis of the stock exchange quotations of Telecom Italia and Olivetti gathered during a significant period prior to the announcement of the Operation.

On the basis of the market data as of March 7, 2003 (last day of trading of the securities prior to the date on which the Boards of Directors announced the Operation), it was considered that:

     a) both companies participating in the merger have a high market capitalization and a significant and broadly diffused float;

     b) high volumes of the ordinary shares of Telecom Italia and Olivetti are traded daily (on the average approximately 1% of the float is traded); in addition, during the course of the twelve months preceding the announcement of the Operation:

          - trading of the shares of Olivetti was carried out for approximately 240% of the share capital (not considering the quota held by Olimpia S.p.A.) for a countervalue of approximately 16,9 billion Euro;

          - trading of the ordinary shares of Telecom Italia was effected for approximately 289% of the social capital of the company represented by such category of shares (excluding the shares held by Olivetti) for a countervalue of approximately 54 billion Euro;

     c) both Telecom Italia and Olivetti represent a considerable quota of the total capitalization of Mibtel and MIB30. As of January 31, 2003, according to the data provided by the Italian Stock Exchange S.p.A:

          -    Olivetti represented 2% of Mibtel and 2,5% of MIB30; and

- Telecom Italia represented 8% of Mibtel and 11% of MIB30;

     d) the float of Telecom and Olivetti proved to be significantly divided among Italian and foreign institutional investors and Italian retail investors, none of which enjoyed a position such that it could influence the course of the securities.

In order to mitigate short-term fluctuations that typically characterize the financial markets, Lazard proceeded to extend the analysis of the simple and weighted average data expressed by the market over a sufficiently broad time period, correcting the value of the shares of Telecom Italia to take into account the expected distribution of the dividend with respect to the 2002 fiscal year.

From the analyses of the historical trends, the averages at 1, 3, 6 and 12 months were identified, as illustrated in the following table, as falling within a steady valuation corridor.

                                                             Values for
                                          Market Prices      Purposes of the     Ratio
Market Prices                               Valuation         Exchange Ratio      (*)
                                                               TI
                                          TI         OL     post div
                                        (euro)     (euro)    (euro)    (euro)
Weighted Averages
March 7, 2003                             5,9       0,86      5,7       0,86       6,7
Average at 1 month                        6,5       0,91      6,3       0,91       7,0
Average at 3 months                       7,0       0,99      6,8       0,99       6,9
Average at 6 months                       7,4       1,02      7,2       1,02       7,1
Average at 12 months                      7,8       1,11      7,6       1,11       6,9

Arithmetic Average
March 7, 2003                             5,9       0,86      5,7       0,86       6,7
Average at 1 month                        6,6       0,91      6,4       0,91       7,0
Average at 3 months                       7,0       0,99      6,9       0,99       7,0
Average at 6 months                       7,4       1,01      7,2       1,01       7,1
Average at 12 months                      7,9       1,11      7,7       1,11       6,9
Maximum and Minimum Prices
Maximum Price during the last 12 months   9,7       1,47      9,5       1,47       6,5
Minimum Price during the last 12 months   5,9       0,84      5,7       0,84       6,8
Source: Datastream
(*) possible differences attributable to rounding

The results set forth above were also confirmed by extending the timeline of the analyses over a 18-month time period.

Sum of the Parts Method
-----------------------

On the basis of the SOP method, the value of Telecom Italia and of Olivetti was determined as the sum of the values of the different business lines and investments applying, principally, the methodology of discounted cash flows. Such sum was duly corrected to take into account the financial position of, and the interests of third parties in, each of the companies participating in the merger and, when important, other effects such as, among other things, those relating to possible off-balance sheet items and possible tax benefits.

Telecom Italia

The discounted cash flow ("DCF") methodology was utilized for the principal activities, such as, for example, fixed and mobile telephone services.

The remaining assets and liabilities were evaluated with principal reference to, as the case may be, the book or market value, in consideration of their limited weight within the comprehensive valuation of Telecom Italia.

In applying the DCF methodology reference was made to the cash flows from operations for the principal activities resulting from the plans developed by management of Telecom Italia with reference to the period 2003-2005 which was extended until 2009 assuming progress in accordance with the market consensus for each single business unit.

The DCF methodology was applied by discounting the cash flows from operations gross of any element of a financial nature (Free Cash Flows or "FCF") that the company would be able to generate in the future, discounted at a rate representing the weighted average cost of capital, after the net financial position and third parties' interests, which in the present case were taken into consideration as of December 31, 2002.

The DCF methodology was applied in accordance with the logic for determining the basic value to the financial investor and reflects the following assumptions and methodologies:

     o the weighted average cost of capital (Weighted Average Cost of Capital o "WACC") is calculated on the basis of a capital structure in accordance with the actual structure. The WACC of the Group utilized was equal to 7,7%;

     o the growth rates of sales and margins utilized for the purpose of the financial projections beyond the business plan of Telecom Italia (2006-2009) reflect growth prospects which are consistent with the relevant benchmarks of the market, in particular during the 2006-2009 period, with regard to fixed telephony, revenues of CAGR equal to -0,5% with an EBITA margin included within a range of 31% - 35% were assumed; and with regard to mobile telephony, revenues of CAGR equal to around 5% with an EBITA margin of about 37% were assumed;

     o For the purpose of assessing the final value, Lazard proceeded to capitalize the standardized cash flows from operations (or the current value of the cash flows from operations expected for the period following the time periods of the express projections); to such end, Lazard selected the perpetual growth rates for the different business lines in accordance with the benchmarks of the market included within a range of -0,5% and 3%;

     o In addition, the values of the single business lines, as determined above, were compared against a range of relevant multiples for a panel of comparable companies.

Olivetti

For Olivetti, which is set up as a holding company, and whose assets consist mainly of the shareholding held in Telecom Italia, the SOP methodology was applied by evaluating such shareholding in accordance with the procedures described above and by evaluating the remaining assets and liabilities primarily at their book or market value, by virtue of the limited weight thereof within the comprehensive valuation.

Furthermore, within the framework of evaluating Telecom Italia and Olivetti, the tax assets generated by the correction to the value of the controlling interest held, respectively, by Telecom Italia in Seat Pagine Gialle and by Olivetti in Telecom Italia were taken into account for the part that can actually be used by the companies participating in the merger - independently of the realization of the Operation -on the basis of expected taxable profits on an individual basis and considering the current tax regulations.

From the sum of the values of the assets and the tax assets, calculated using the criteria indicated above, the net financial position at December 31, 2002 was deducted, corrected (i) for Telecom Italia for the expected distribution of reserves (June 2003) and (ii) for Olivetti, to take into account the pro-forma effect of the conversion of the convertible bonds of "Olivetti 1,5% 2001-2010 Convertible with a Reimbursement Premium", consistent with the fully-diluted methodology which assumes the conversion into ordinary shares.

Summary of the Results

With reference to the SOP method and considering the afore-described assumptions relative to the perpetual growth rate and the tax assets, a range of values was identified for the ordinary shares of Telecom Italia and Olivetti, the average values of which are as follows:

                                 Value per ordinary    Value at the end
                                        share           of the Exchange    Ratio
                                                         TI
                                    TI         OL     post div     OL
                                  (euro)     (euro)    (euro)    (euro)

Sum of the Parts (average value)    8,9       1,28      8,8       1,28      6,8

The results obtained by applying the SOP method confirmed the relative values evidenced by the Market Prices Valuation method.

With respect to the savings shares, because as of today such category of shares has not been issued by Olivetti, it was assumed -taking also into account the capital rights that will be accorded the savings shares of Olivetti -that the quotations of the savings shares of Olivetti may reflect an analogous discount as that recognized by the market with respect to the savings shares of Telecom Italia, and it was, therefore, deemed to be appropriate to adopt the same exchange ratio identified for the ordinary shares.

Determination of the Exchange Ratio
-----------------------------------

The following is a summary of the exchange ratios inferred from the application of the methods used by the Board of Directors of Telecom Italia:

----------------------------------------------------------------------------
                                    TI post div                     Exchange
                                      (euro)         OL (euro)        Ratio
----------------------------------------------------------------------------
Market Prices Valuation Method

7/3/2003                                5,7            0,86           6,7
Weighted Averages:
Average at 1 month                      6,3            0,91           7,0
Average at 3 months                     6,8            0,99           6,9
Average at 6 months                     7,2            1,02           7,1
Average at 12 months                    7,6            1,11           6,9

Sum of the Parts Method

Average Value                           8,8            1,28           6,8

As described above, Lazard carried out the Assessment by applying and comparing various financial methodologies, solely for the purpose of providing the Board of Directors of Telecom Italia an opinion regarding the fairness of the exchange ratio, considered to be fair, both for the ordinary and the savings shareholders of Telecom Italia (excluding Olivetti). The summary of such valuations is not a complete description of the valuations and analyses carried out by Lazard. The preparation of a valuation is, from an analytical point of view, a complex process that cannot be entirely described by partial analyses or summary descriptions but must be considered in its entirety. The selection of partial, single aspects, without considering all the valuations or factors could create a misleading or incomplete view of the processes underlying the Assessment.

In carrying out its analyses, Lazard made numerous assumptions with respect to industry performance, general business, macroeconomic, market and financial conditions and other aspects, many of which are beyond the control of Telecom Italia. The estimates contained in the analyses do not necessarily indicate actual values or predict future results or values, which may be significantly better or worse than those suggested by the analyses carried out. In addition, analyses and estimates relating to the value of the businesses or securities do not reflect the prices at which the businesses or securities may actually be listed or traded in the market. As a result, the analyses and estimates carried out reflect substantial uncertainty. Because the analyses are subject to such uncertainty, none of Lazard, Telecom Italia, Olivetti or any other person, assumes any responsibility in the event that future results are different from the projections.

The Assessment of Lazard and the financial valuations were not the only factors considered by the Board of Directors of Telecom Italia in approving the resolution concerning the Operation and, therefore, must not be viewed as determinative of the decision of the Board of Directors or the management of Telecom Italia.

Lazard is acting as financial advisor to Telecom Italia with respect to the proposed merger for which a fee of Euro 5,0 million matured upon the public announcement of the Operation (March 12, 2003). In addition, Telecom Italia has agreed to pay Lazard an additional fee of up to Euro 20,0 million upon consummation of the Operation as well as reimbursement of expenses incurred. Lazard has in the past provided financial advisory services to Telecom Italia for which it has received customary fees; in addition, Lazard is currently providing advisory services in connection with an operation for the disposal of the entity resulting from the spin-off of Seat Pagine Gialle SpA for which it will receive customary fees for such type of transaction.

Lazard is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, capital increases, secondary distributions of listed and unlisted securities, private placements, valuations of real estate, corporate and other purposes. Lazard was chosen by the Board of Directors of Telecom Italia to carry out the role of financial advisor because of its expertise and market reputation.

                                  Annex XIII.
                          Lazard Confirmation Letter

                              English Translation

To:
Telecom Italia S.p.A.
The Board of Directors
Piazza Affari, 2
20123 Milano

Attn: Dr. Carlo Buora, Managing Director

                                                          Milan, April 15, 2003

Subject: Merger operation for the incorporation of Telecom Italia S.p.A. into Olivetti S.p.A.

We refer to our letter dated March 11, 2003 (the "Letter") pursuant to which an assessment was delivered to the Board of Directors of Telecom Italia S.p.A. with respect to the exchange ratio concerning the present merger operation.

You have informed us that from March 11, 2003 to the date hereof, it has been confirmed that no event has affected or could affect in any material respect any of the documents, information, data, projections or assumptions referred to in the Letter or the economic financial condition, the business, the assets or liabilities or prospects of Telecom Italia S.p.A. or its subsidiaries, or, to our knowledge, of Olivetti S.p.A. or its subsidiaries.

Based on, and subject to the foregoing and the assumptions and qualifications identified in the Letter, we reaffirm, as of the date hereof, the conclusions expressed in the Letter.

Consistent with the mandate, entered into effective February 5, 2003, between the Board of Directors of Telecom Italia S.p.A. and Lazard & Co. S.r.l., this letter is confidential for the exclusive use of the Board of Directors of Telecom Italia S.p.A. and may not be disclosed to any third party or otherwise referred to, in whole or in part, without our prior written authorization.

Best regards.

                                                                   Lazard & Co.

                                   Annex XIV.
              Goldman Sachs Covering Letter and Fairness Opinion,
                 used by the directors of Telecom Italia S.p.A.
               for the purpose of establishing the exchange ratio

                    [LETTERHEAD OF GOLDMAN SACHS SIM S.p.A]



PERSONAL AND CONFIDENTIAL
-------------------------


April 15, 2003


Board of Directors
Telecom Italia S p A.
Corso Italia, 41
00198 Roma
Italy


Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders, other than Olivetti S.p.A. ("Olivetti"), of the outstanding ordinary shares, par value (euro)0.55 per share (the "Ordinary Shares"), and of the savings shares, par value (euro)0.55 per share (the "Savings Shares") (together, the "Shares"), of Telecom Italia S.p.A. (the "Company") of the exchange ratio of seven (7) ordinary shares of Olivetti S.p.A. (the "Olivetti Ordinary Shares") to be received for each Ordinary Share (the "Ordinary Shares Exchange Ratio") and of the exchange ratio of seven (7) savings shares of Olivetti (the "Olivetti Savings Shares") to be received for each Savings Share (the "Savings Shares Exchange Ratio") (together, the "Ordinary Shares and the Savings Shares Exchange Ratios") in connection with the potential merger by incorporation ("fusione per incorporazione") of the Company into Olivetti (the "Merger") pursuant to the merger plan and the board report ("progetto di fusione" and "relazione degli amministrator", together the "Transaction Documents") approved by you on the date hereof and as previously announced by you on March 12, 2003. We further understand that as a result of the Merger, the approximate 55% ownership interest of Olivetti in the Company will be diluted and that Olimpia S.p.A. will own less than approximately 15% of the voting equity in the corporation surviving the Merger (excluding the effect of convertible securities, options and warrants, a portion of which is held by Olimpia S.p.A. and certain other related entities).

You have advised us that (i) following the Olivetti shareholders meeting convened to approve the Merger and the amendment to the definition of Olivetti's corporate object included in its by-laws ("ragione sociale")

(the "Olivetti Shareholders' Meeting"), Olivetti shareholders who vote against the change in corporate object or do not participate in the Olivetti Shareholders' Meeting will be entitled to put their shares to Olivetti ("diritto di recesso") (the "Withdrawal Rights") for a cash consideration equal to the average price of the Olivetti Ordinary Shares during the six months ending on the date prior to the Olivetti Shareholders' Meeting (the "Valuation Period"), such consideration to be paid to withdrawing shareholders upon completion of the Merger and (ii) Olivetti will make a conditional cash tender offer (the "Tender Offer") for up to a maximum amount ranging between approximately 16% and 19% of each of the outstanding Ordinary Shares (which includes Ordinary Shares owned by Olivetti) and Savings Shares at a price equal to a 20% premium to the average share price of the Ordinary Shares and Savings Shares, respectively, between March 12, 2003 and the date of the Olivetti Shareholders' Meeting, subject to (1) a minimum price of (euro)7.00 and a maximum price of (euro)8.40 for each Ordinary Share, (2) a minimum price of
(euro)4.70 and a maximum price of (euro)5.65 for each Savings Share, and (3) an aggregate cap of (euro)9 billion, less the aggregate amount paid, if any, to shareholders of Olivetti in connection with the exercise of Withdrawal Rights. In rendering this opinion, you have instructed us to assume that, except for
(i) an increase in aggregate nominal value and related economic privileges and
(ii) the further ability to satisfy such privileges also through the distribution of reserves, the rights of the holders of the Savings Shares will be identical to their rights as holders of the Olivetti Savings Shares and that neither the relative rights of the holders of the Ordinary Shares and the Savings Shares nor the relative values of such Ordinary Shares and Savings Shares will change, in any material respect, as a result of the Merger.

Goldman Sachs SIM S.p.A. (together with its affiliates, "Goldman Sachs"), as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as its financial advisor in connection with the separation of the Italtel joint venture and the subsequent sale of an 80% stake in Italtel. We also have provided certain investment banking services to Olivetti from time to time, including having acted as joint bookrunner on a number of recent Eurobond offerings and as counterparty to certain derivatives transactions. We also may provide investment banking services to the Company and Olivetti in the future. Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold positions in securities, including derivative securities, of the Company or Olivetti and their affiliates for its own account and for the accounts of customers.

In connection with this opinion, we have reviewed (i) drafts of the Transaction Documents; (ii) the Annual Report of the Company and of certain of its subsidiaries and of Olivetti for the years ended 31 December 2000 and 2001;
(iii) the Semi-Annual Financial Statements of the Company and of certain of its listed subsidiaries and of Olivetti for the six months ended 30 June 2002; (iv) the Quarterly Financial Statements of the Company and certain of its listed subsidiaries and of Olivetti for the three months ended 30 September 2002; (v) a draft of the 2002 Annual Report for the Company, including the Company's 2002 financial statements, the audit of which is not yet completed; (vi) a draft of the 2002 Annual Report for Olivetti, including Olivetti's 2002 financial statements, the audit of which is not yet completed; and (vii) certain internal financial analyses and forecasts of Olivetti, the Company and certain of its subsidiaries approved for use in this opinion by the Company's management. We also have held limited discussions with certain members of the senior management of the Company and of Olivetti as well as with Olivetti's advisors and representatives, regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and of Olivetti, including the expected credit rating and the expected dividend policy of the combined company subsequent to the Merger. We did not, however, participate in any of the negotiations leading up to the Merger. In addition, we have reviewed the reported price and trading activity for the Shares and the Olivetti Shares, compared certain financial and stock market information for the Company and its listed subsidiaries and for Olivetti with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combination transactions and reorganizations and performed such other studies and analyses as we considered appropriate.

We have relied, without independent verification, upon the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the Company's and Olivetti's management that such financial forecasts and other information and data were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and of Olivetti. and we express no opinion with respect to such financial forecasts or other information and data or the assumptions on which they are based. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of the Company or Olivetti or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our advisory services and the opinion expressed herein are provided exclusively for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Merger and such opinion does not constitute a "perizia" within the meaning of Annex 3A no. 1 of the Regolamento Emittenti no. 11971 dated May 14, 1999 as subsequently amended, nor a "relazione di stima" within the meaning of that statute, nor a recommendation as to how any holder of Shares should vote with respect to the Merger.

We express no opinion as to the likely trading value of the Shares or the Olivetti Ordinary Shares during either the Valuation Period or the period during which Withdrawal Rights may be exercised, the likelihood of Olivetti shareholders exercising Withdrawal Rights or the amount of funds available to or the participation of shareholders of the Company in the Tender Offer. We also express no opinion as to the likely trading value of the Olivetti Ordinary Shares or the Olivetti Savings Shares upon consummation of the Merger. Our opinion is necessarily based upon information available to us and financial, economic, political, market and other conditions as they exist and can be evaluated on the date hereof, and we assume no duty to update or revise our opinion based on circumstances or events after the date hereof.

Our opinion does not address the relative merits of the transactions contemplated pursuant to the Transaction Documents as compared to any alternative business transaction that might be available to the Company.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Ordinary Shares and the Savings Shares Exchange Ratios pursuant to the Merger are fair from a financial point of view to the holders (other than Olivetti) of the Ordinary Shares and Savings Shares respectively.

Very truly yours,



GOLDMAN SACHS SIM S.p.A.


By: /s/ [ILLEGIBLE]
    -----------------------------------
    Managing Director

                                   Annex XV.
 Summary description of the analyses carried out by Goldman Sachs, as Telecom
           Italia's financial advisor, with reference to its report

Summary description of the analyses carried out by Goldman Sachs, as Telecom Italia's financial advisor, with reference to its Fairness Opinion

     On March 11, 2003, Goldman Sachs SIM S.p.A. delivered an oral opinion to the board of directors of Telecom Italia, subsequently confirmed by delivery of a written opinion, dated as of March 11, 2003, which opinion was reconfirmed by a subsequent written opinion, dated as of April 15, 2003, to the effect that, as of those dates and subject to the matters and assumptions set forth in the opinions, the exchange ratios of 7 ordinary shares of Olivetti to one ordinary share of Telecom Italia and 7 savings shares of Olivetti to one savings share of Telecom Italia, respectively, were fair from a financial point of view to the holders (other than Olivetti) of ordinary shares and savings shares of Telecom Italia.

     The full text of the written opinion of Goldman Sachs, dated as of April 15, 2003, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Goldman Sachs in connection with the opinion, is attached as Annex XIV and is incorporated by reference into this document. Holders of Telecom Italia ordinary shares and savings shares should read the opinion in its entirety.

     In connection with its April 15, 2003 opinion, Goldman Sachs reviewed, among other things:

o drafts of the merger plan ("progetto di fusione") and the board report ("relazione degli amministratori");

o the Annual Report of Telecom Italia and various of its subsidiaries and the Annual Report of Olivetti for the years ended December 31, 2000 and 2001;

o the Semi-Annual Financial Statements of Telecom Italia and various of its listed subsidiaries and the Semi-Annual Financial Statements and of Olivetti for the six months ended June 30, 2002;

o the Quarterly Financial Statements of Telecom Italia and various of its listed subsidiaries and the Quarterly Financial Statements of Olivetti for the three months ended September 30, 2002;

o a draft of the 2002 Annual Report for Telecom Italia, including Telecom Italia's 2002 financial statements, the audit of which was not completed;

o a draft of the 2002 Annual Report for Olivetti, including Olivetti's 2002 financial statements, the audit of which was not completed; and

o various internal financial analyses and forecasts for Olivetti, Telecom Italia and various subsidiaries of Telecom Italia approved by Telecom Italia's management for use in Goldman Sachs' opinion.

     Goldman Sachs also held limited discussions with various members of the senior management of Telecom Italia and Olivetti and with Olivetti's advisors and representatives regarding their assessment of the past and current business operations, financial condition and future prospects of Telecom Italia and Olivetti, including the expected credit rating and the expected dividend policy of the combined company subsequent to the merger. Goldman Sachs did not participate in any of the negotiations leading up to the merger. In addition, Goldman Sachs:

o reviewed the reported price and trading activity for the ordinary shares of each of Telecom Italia and Olivetti;

o compared financial and stock market information for Telecom Italia and Olivetti with similar information for the securities of other publicly traded companies;

o reviewed the financial terms of recent business combinations and reorganizations; and

o performed other studies and analyses that Goldman Sachs considered appropriate.

     In connection with its written opinion, dated April 15, 2003, Goldman Sachs noted that, as a result of the merger, the approximate 55% ownership interest of Olivetti in Telecom Italia will be diluted and that Olimpia S.p.A. will own less than approximately 15% of the voting equity in the corporation surviving the merger

(excluding the effect of convertible securities, options and warrants, a portion of which is held by Olimpia S.p.A. and related entities).

     Goldman Sachs relied, without independent verification, upon the accuracy and completeness of all of the financial, accounting, tax and other information that was discussed with or reviewed by it, and Goldman Sachs assumed the accuracy and completeness of that information for purposes of rendering its opinion. The managements of each of Telecom Italia and Olivetti advised Goldman Sachs that the financial forecasts and other information and data provided to or otherwise discussed with Goldman Sachs were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of Telecom Italia and Olivetti, and Goldman Sachs expressed no opinion with respect to those financial forecasts or other information and data or the assumptions on which they were based. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of Telecom Italia or Olivetti or any of their respective subsidiaries, and Goldman Sachs was not furnished with any such evaluation or appraisal. In rendering its opinion, Goldman Sachs was instructed by Telecom Italia to assume that, except for (i) an increase in aggregate nominal value and related economic privileges and (ii) the further ability to satisfy such privileges also through the distribution of reserves, the rights of the holders of the Telecom Italia savings shares will be identical to their rights as holders of the Olivetti savings shares and that neither the relative rights nor the relative values of the Telecom Italia ordinary and savings shares will change, in any material respect, as a result of the merger.

     Goldman Sachs provided its advisory services and opinion exclusively for the information and assistance of the board of directors of Telecom Italia in connection with its consideration of the merger and Goldman Sachs' opinion does not constitute a "perizia" within the meaning of Annex 3A no. 1 of the Regolamento Emittenti no. 11971 dated May 14, 1999 as subsequently amended, nor a "relazione di stima" within the meaning of that statute. Goldman Sachs' opinion does not constitute a recommendation as to how any holder of Telecom Italia shares should vote with respect to the merger.

     Goldman Sachs expressed no opinion as to the likely trading value of the ordinary shares or savings shares of Telecom Italia or the ordinary shares of Olivetti during the period for determining the value of Olivetti ordinary shares in connection with the exercise of withdrawal rights (which period covers the six-months ending on the date prior to the Olivetti shareholders' meeting), or during the 15-day period following the day the shareholders resolution is deposited with the Registro delle Imprese, in which period holders of Olivetti ordinary shares may exercise withdrawal rights. In addition, Goldman Sachs expressed no opinion as to the likelihood of Olivetti shareholders exercising withdrawal rights or as to the amount of funds available to or the participation of shareholders of Telecom Italia in the tender offer. Goldman Sachs expressed no opinion as to the likely trading value of the ordinary shares or savings shares of Olivetti upon consummation of the merger. Goldman Sachs' opinion was necessarily based upon information available to it and financial, economic, political, market and other conditions as they existed and could be evaluated on April 15, 2003, the date the opinion was rendered, and Goldman Sachs assumed no duty to update or revise its opinion based on circumstances or events after that date. Goldman Sachs' opinion does not address the relative merits of the transactions contemplated by the merger plan and board report as compared to any alternative business transaction that might be available to Telecom Italia.

     The following is a summary of the material financial analyses presented by Goldman Sachs to the board of directors of Telecom Italia on March 11, 2003 in connection with the rendering of its March 11, 2003 opinion, which analyses, as updated, Goldman Sachs also relied upon in connection with the rendering of its April 15, 2003 opinion. The following summary does not purport to be a complete description of the analyses performed by Goldman Sachs. The order of the analyses described, and the results of those analyses, do not represent the relative importance or weight given to the analyses by Goldman Sachs.

     The following summary includes information presented in tabular format. You should read these tables together with the text of each summary.

In connection with these analyses, Goldman Sachs used two main valuation methodologies: a market exchange ratio analysis and a sum of the parts analysis. In performing these analyses, Goldman Sachs believed it was appropriate to apply uniform and comparable valuation methodologies. Therefore, when performing a market value methodology, Goldman Sachs used the respective market prices of Telecom Italia and Olivetti shares. In performing the sum of the parts analysis, Goldman Sachs analyzed the various Telecom Italia assets utilizing primarily a discounted cash flow methodology; and the resulting value for Telecom Italia from the application of that methodology was used for the Olivetti sum of the parts analysis. Goldman Sachs did not use the market price of Telecom Italia shares in the sum of the parts analysis of Olivetti because the use of a market value methodology in this instance would not have been consistent with the valuation methodology performed with respect to Telecom Italia.

     Market Exchange Ratio Analysis. Goldman Sachs analyzed the relative share prices for various periods ending March 7, 2003, including, for purposes of mitigating the impact of short-term market fluctuations, the twelve-month period ending March 7, 2003. Goldman Sachs calculated the implied historical exchange ratios of Telecom Italia ordinary shares to Olivetti ordinary shares based on the weighted average ordinary share prices as reported as the official prices on Telematico, an automated screen trading system managed by Borsa Italiana, for March 7, 2003 and the periods set forth below. In performing this analysis, Goldman Sachs adjusted the price of Telecom Italia ordinary shares to take into account the dividend distribution in June 2003 of the remaining portion of the dividend in respect of 2002. Additionally, Goldman Sachs took into account that both Telecom Italia and Olivetti ordinary shares have significant market capitalization and liquidity. The results of this analysis were as follows:

          Period                                       Implied Exchange Ratio
          ------                                       ----------------------
          March 7, 2003...........................           6.7x
          Three months ended March 7, 2003 .......           6.9
          Six months ended March 7, 2003..........           7.1
          Twelve months ended March 7, 2003.......           6.9

     Sum of the Parts Analysis of Telecom Italia. Goldman Sachs computed for Telecom Italia an implied total equity value and implied exchange ratio based on the value of the sum of the various business segments (valued as separate economic entities) less net debt as of December 31, 2002 and anticipated dividend payments in June 2003 of the remaining portion of the dividend in respect of 2002. The values of the main businesses were calculated using a discounted cash flow methodology based on:

o management projections of future operating cash flows for the years 2003 through 2005;

o discount rates ranging from 7.5% to 9.8% based on the weighted average cost of capital for each business; and,

o    terminal values determined on the basis of:

     - the net present value of future operating cash flows beyond 2005 (the "Perpetuity Growth Method"); and

     - multiples applied to the 2005 projected earnings before interest, taxes, depreciation and amortization, or EBITDA (the "Exit Multiple Method").

     For purposes of the Perpetuity Growth Method, Goldman Sachs selected perpetual growth rates for each business based on growth rates estimated by research analysts for comparable businesses ranging from a low of -1.0% to a high of 3.0%. For purposes of the Exit Multiple Method, Goldman Sachs utilized EBITDA trading multiples ranging from 3.8x to 8.9x based on companies comparable to each of the businesses.

     The equity values of Telecom Italia's minority investments, certain real estate assets and other businesses were based upon carrying values as of December 31, 2002. Goldman Sachs calculated the implied share price for savings shares and ordinary shares assuming a 35% discount of savings shares to ordinary shares, corresponding to the average discount of those shares over the three-month period prior to March 7, 2003. The implied equity value of Telecom Italia reflects the dilutive impact of in-the-money stock options, which was immaterial. In performing this analysis, Goldman Sachs also took into account the tax benefits (based on the pre-merger stand-alone taxable income of Telecom Italia) generated by the writedown of Telecom Italia's controlling interest in SEAT PG. For purposes of its presentation, Goldman Sachs used the mid-point of the value range derived from the application of the Exit Multiple Method and the Perpetuity Growth Method as follows:

                                                Mid-point of value range of
                                                  Telecom Italia ((euro)in
                                             billions, except per share data)
                                             --------------------------------

Implied Total Equity Value
(post-dilution)..........................              (euro)58.7
Implied Total Equity Value
Per Ordinary Share (postdilution)........                     8.9
Implied Total Equity Value
Per Savings Share (postdilution).........                     5.8

     Sum of the Parts Analysis of Olivetti. Goldman Sachs computed for Olivetti an implied equity value, an implied ordinary share price and an implied exchange ratio based on valuations of Olivetti's ownership stake in Telecom Italia (using the discounted cash flow methodology based on the Exit Multiple Method and Perpetuity Growth Method set forth above), Olivetti's other investments at carrying value as of December 31, 2002 or at market prices where available and net debt as of December 31, 2002. The implied price of ordinary shares of Olivetti reflects the dilutive impact of in-the-money convertible securities, including the Olivetti 1.5% 2001-2010 convertible notes. In performing this analysis, Goldman Sachs also took into account the tax benefits (based on the pre-merger stand-alone taxable income of Olivetti) generated by the writedown of Olivetti's controlling interest in Telecom Italia. Goldman Sachs presented the mid-point of the value range derived from the application of the Exit Multiple Method and the Perpetuity Growth Method as follows:

                                                Mid-point of value range of
                                                    Olivetti ((euro)in
                                             billions, except per share data)
                                             --------------------------------

Implied Equity Value (pre-dilution).........           (euro)12.2
Implied Ordinary Share Price
(post-dilution) ............................                  1.3
Implied Exchange Ratio......................                  6.9x

     Review of Expected Impact of the Merger on Cash Earnings. Goldman Sachs analyzed the expected impact of the proposed merger to the cash earnings per share, or cash EPS (defined as net income plus depreciation and amortization) for the Telecom Italia shareholders. In performing this analysis, Goldman Sachs assumed that no holder of Olivetti ordinary shares will exercise withdrawal rights and that the tender offer will be fully subscribed and completed at the maximum price. Based on these assumptions and management projections, this analysis indicated that the merger would be substantially accretive to the estimated cash EPS for Telecom Italia shareholders for 2003, 2004 and 2005, respectively.

     Review of Combined Entity Key Credit Ratios. Goldman Sachs reviewed the estimated ratio of net debt to EBITDA and the estimated interest coverage ratio for 2003 for Telecom Italia/Olivetti as a combined entity on both a pre-merger and post-merger basis. Goldman Sachs compared those ratios to similar ratios for selected companies consisting of Deutsche Telekom, Telefonica and France Telecom. Goldman Sachs' review of these ratios for Telecom Italia/Olivetti were based on estimates provided by Telecom Italia management and, for the comparable companies, Goldman Sachs public analyst estimates. This review indicated that, while the leverage of Telecom Italia/Olivetti will increase and its interest coverage will decrease, the leverage and interest coverage ratios of Telecom Italia/Olivetti following the merger will be in line with the average of those ratios for the selected companies. Additionally, Goldman Sachs was informed that, based on a preliminary assessment by Standard & Poor's, Telecom Italia/Olivetti is expected to maintain a credit rating of BBB+ following the completion of the merger.

     Public Comparable Multiples Analysis. Goldman Sachs also reviewed implied EBITDA and free cash flow multiples for Telecom Italia/Olivetti on a combined basis at various levels of enterprise value and compared those multiples to similar information for the selected companies.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all these analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Telecom Italia or Olivetti or the contemplated transactions.

     The analyses were prepared solely for purposes of providing an opinion to the board of directors of Telecom Italia as to the fairness from a financial point of view to the holders of ordinary shares and savings shares of Telecom Italia of the exchange ratios to be received in connection with the merger. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Telecom Italia, Olivetti, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast. As described above, the financial analyses presented by Goldman Sachs to the board of directors of Telecom Italia was one of many factors taken into consideration by the board of directors of Telecom Italia in making its determination to approve the merger.

     Goldman Sachs, as part of its investment banking business, is continually engaged in preparing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and financial analyses for estate, corporate and other purposes. Goldman Sachs is familiar with Telecom Italia having provided investment banking services to it from time to time, for which Goldman Sachs has received customary compensation for its services, including having acted as its financial advisor in connection with the separation of the Italtel joint venture and the subsequent sale of an 80% stake in Italtel. Goldman Sachs is also familiar with Olivetti having provided investment banking services to it from time to time, for which Goldman Sachs has received customary compensation for its services, including having acted as joint bookrunner on various recent Eurobond offerings and as counterparty to various derivatives transactions.


     Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold positions in securities, including derivative securities, of Telecom Italia or Olivetti for its own account and for the accounts of customers.

Telecom Italia retained Goldman Sachs on March 6, 2003 as a financial advisor in connection with the proposed transactions, which engagement was formalized in a letter dated March 10, 2003. Under the terms of that letter,
(euro)3,750,000 became payable to Goldman Sachs on March 11, 2003. Telecom Italia has also agreed to pay Goldman Sachs an additional(euro)11,250,000 upon the completion of the merger. In addition, Telecom Italia has agreed to reimburse Goldman Sachs for its out-of-pocket expenses, including fees and disbursements of its lawyers, plus value added tax, up to a maximum amount of(euro)100,000 and to indemnify Goldman Sachs against various liabilities arising out of or in connection with the engagement or any matter referred to in the engagement letter.

                                  Annex XVI.
               Conclusions reached by Professor Angelo Provasoli
          with regard to the estimation methods applied by JP Morgan to determine the exchange ratio

                  REPORT ON THE SHARE EXCHANGE RATIOS IN THE
             MERGER OF TELECOM ITALIA S.P.A. INTO OLIVETTI S.P.A.

                          Professor Angelo Provasoli

                            (Universita L. Bocconi)

1.   THE ENGAGEMENT.

     In the matter of the merger of Telecom Italia S.p.A. into Olivetti S.p.A., I was asked at the conclusion of the valuations performed by Olivetti's Advisor, JP Morgan, to express a professional opinion concerning the consistency and appropriateness with respect to the purpose of the operation of the valuation methodologies applied in determining the exchange ratio, taking account of the relevant literature and practice.

     In accordance with the engagement conferred, the analysis performed did not enter into the merits of the application of the valuation methodologies adopted by the Advisor.

2.   VALUATIONS FOR MERGER PURPOSES.

     To begin with, it is necessary to observe that the merger raises a complex valuation problem whose initial prerequisite is the valuation of the individual companies directly involved in the operation and whose final objective is the determination of the exchange ratio between their shares.

     It follows that the ultimate objective of the valuations for a merger is to obtain essentially comparable values for the calculation of the exchange ratio.

     Consistently with this objective, and in accordance with standard practice in this field, a uniform yardstick must be adopted throughout the whole valuation process in order to protect the interests of the shareholders of the company being absorbed and of the absorbing company.

     The adoption of a uniform yardstick does not necessarily mean that identical valuation methods must be used for all the companies directly or indirectly involved in the merger, especially if they operate in different sectors, but rather that there must be the same approach to valuation.

     In the case considered here, it is possible to confirm that in determining the exchange ratio uniform valuation criteria were adopted both for the principal valuation methodologies and for those used for control purposes.

     It should also be noted that in a merger the calculation of the values of the companies participating therein and, consequently, of the exchange ratios must have the pre-eminent objective of preserving for the shareholders directly involved in the exchange the value of the investment held. Where the shares are listed on regulated markets and also have a large float, this objective is achieved by paying due consideration to the expectations of financial investors, expectations that under the assumptions adopted are normally reflected in the behavior of stock-market prices, above all where the shareholders involved in the exchange own holdings not included in the controlling interest.

     In the case examined the Advisor calculated the absolute and relative values of the shares of the companies involved in the merger with a variety of methodologies, divided into principal methodologies and those used for control purposes.

     The former, with some exceptions suggested by the specific characteristics of the activities carried on by marginal business units, involve fundamental analysis, in that they are based on estimation and discounting of expected unlevered cash flows for aggregated business segments. The manner of applying these methods, in accordance with the conceptual approach mentioned above, appears directed towards capturing and expressing in the reference data the economic and financial prospects either known to financial investors or that they have estimated or can estimate. The control methodology, used to test the results obtained from applying the principal methodologies, refers to stock-market prices.

     The valuations of the two companies directly involved in the merger, in accordance with the prevailing practice designed to protect the property rights of minority shareholders, were formulated, moreover, on a stand-alone basis. In other words, the synergies deriving from the merger were not taken into account for the purposes of determining the exchange ratios. In addition, for the same reasons and, again, as suggested by the literature and practice concerning valuations for merger purposes, the valuations were performed without considering control premiums / minority discounts connected with the ownership of interests by the companies directly involved in the operation.

3.   THE VALUATION METHODOLOGIES USED AND THE EXCHANGE RATIO.

     The absorbing company, Olivetti S.p.A., operates mainly in the telecommunications sector through its subsidiary Telecom Italia S.p.A.

     The latter, together with its subsidiaries, is the technological and market leader in all the segments of wireline and mobile telephony. It also constitutes Olivetti's principal asset.

     The company being absorbed is Telecom Italia S.p.A., referred to above.

     For the reasons stated, the valuation of Telecom Italia is the critical aspect of the procedure serving to determine the exchange ratio in the merger in question.

     From the methodological point of view, this means that the methods adopted in the autonomous valuation of Telecom Italia must also be adopted for the purposes of valuing Olivetti's investment in Telecom Italia.

     Moreover, where available information permits, in keeping with the general principle set forth above, the values of Olivetti's main investee companies must also be estimated with consistent methods, possibly analogous to those adopted in valuing Telecom Italia and its subsidiaries in the different segments.

     For the purposes of determining the exchange ratios of ordinary and savings shares, the values per share of Telecom Italia ordinary and savings share, as will be reported below, were calculated in proportion to the ratio between the stock-market prices of the two classes of shares.

     The values per share of Telecom Italia and Olivetti shares, calculated using both the principal methodology and the control methodology, were determined taking account of the dividend payment planned for June 2003. The values per share were also determined using the so-called fully-diluted method.

     The utilization of analytical valuation methodologies as the principal methodologies appears consistent with the literature and practice regarding valuations for merger purposes.

     In more detail, the methodologies adopted in valuing the business segments of Telecom Italia can be summarized as follows:

Business segment - company
--------------------------------------------------------------------------------
Core Business Telecom Italia S.p.A.       Financial method (unlevered DCF)
and other domestic wireline assets
--------------------------------------------------------------------------------
Mobile Telephony                          Financial method (unlevered DCF)
--------------------------------------------------------------------------------
Seat (Internet and media)                 Financial method for "Directory"
                                          segment (unlevered DCF) and market
                                          multiples for other segments
--------------------------------------------------------------------------------
Information Technology                    Market multiples
--------------------------------------------------------------------------------
Companies operating in Latin America      Market values and mulitples
--------------------------------------------------------------------------------
Other business segments                   Market multiples and negotiated prices
--------------------------------------------------------------------------------
Net financial position                    Book value
--------------------------------------------------------------------------------
Off balance sheet                         Net present value
(Seat put and expected pension
charges)
--------------------------------------------------------------------------------
Tax Asset                                 Net present value
--------------------------------------------------------------------------------

     The table above shows that the individual business segments of Telecom Italia were valued separately and autonomously.

     The most important business segments within the Telecom group, as mentioned earlier, were valued using an unlevered financial method that is well known in the literature and widespread in practice. As mentioned, it was applied with an approach attaching particular importance to the prospects of financial investors.

     Its use appears consistent with the purposes of the valuations in question.

     In particular, the principal methodological approaches informing the application of the DCF method to the concept of "fundamental value for the financial investor" include the following:

     (i) the forecasts of the financial flows within the horizon of Telecom Italia's business plan are those formulated by management and the essential data thereof are known to the financial markets;

     (ii) the growth rates used for the purposes of the financial projections beyond the horizon of Telecom Italia's business plan and for the purposes of calculating the terminal value reflect growth prospects consistent with the market benchmarks. The terminal value calculated by the Advisor is therefore basically consistent with the multiples implicit in the current market prices of comparable companies;

    (iii) the weighted average cost of capital was calculated on the basis of financial structures of the companies broadly in line with the present ones (not targets) and taking into account risk premiums derived from the expected rate of return implied by the market prices on the valuation date.

     As a consequence of this methodological approach, the value that was determined basically reflects reasoned expectations of a financial investment in the capital of Telecom Italia.

     The tax variable considered in calculating the cash flows and the cost of capital is that determined on the basis of the tax rules in force today. The trends reflected in the recently approved reform (diminution of the corporate income tax rate, gradual abolition of the regional tax on productive activities and of the dual income tax, introduction of consolidation for tax purposes, etc.) were not taken into account. It has been noted that it is difficult to translate the effects of these trends into estimated values, given the great uncertainty surrounding the timing and manner of the application of the new tax system, for which the implementing measures envisaged by the enabling law have yet to be issued.

     The business segments/companies of relatively minor importance were valued with market methods. These estimate the market value of the business considered on the basis of ratios between stockmarket prices of the shares and performance indicators per share of comparable companies and on the basis of prices established in specific transactions. For the reasons given above, in recent times these methods have been widely used and appear acceptable especially for the valuation of business segments/companies for which estimates of medium-term cash flows to refer to in constructing "fundamental" economic values are unavailable, precisely as in some of the cases considered by the Advisor.

     For the purposes of the estimation, the net financial position was assumed to be equal to book value. This assumption presupposes broad equivalence between the contractual terms of the debt and current and expected market conditions.

     Other assets and liabilities, marginal in terms of the overall valuation, were valued in accordance with conceptually appropriate criteria and in line with practice.

     The overall valuation of Telecom Italia was also checked in the light of the findings of research carried out by the main investment banks in the last six months. This check corroborates the congruity of the result of the valuation and confirms the overall orientation of the valuations as reflecting the fundamental values for financial investors.

     The valuation of Olivetti S.p.A. was performed on an analytical basis. In particular, the valuation of business segments/companies and surplus assets was performed with the methodologies summarized in the following table:

Business segment - company
--------------------------------------------------------------------------------
Telecom Italia holding                    In proportion to the value determined
                                          with the methods described earlier
--------------------------------------------------------------------------------
Tecnost                                   Financial method (unlevered DCF)
                                          /Market multiples
--------------------------------------------------------------------------------
Financial investments                     Market values
--------------------------------------------------------------------------------
Own shares                                Implicit economic value of Olivetti
--------------------------------------------------------------------------------
Net financial position                    Book value
--------------------------------------------------------------------------------
Tax Asset                                 Net present value
--------------------------------------------------------------------------------
Central holding costs                     Net present value
--------------------------------------------------------------------------------

     The table shows that the absorbing company's main assets, first and foremost the holding in the company being absorbed, were valued with the financial method, which is to be appreciated for the reasons already stated.

     The other assets and liabilities were valued using methodologies consistent with standard practice.

     In the light of the foregoing considerations, it is possible to conclude that the methodologies used for the valuation of the absorbing company are fully homogeneous with the methodologies used for the valuation of the company being absorbed.

     In estimating the value of Olivetti, the tax variable was also considered in the same terms described earlier in connection with the valuation of the company being absorbed.

     Furthermore, in the valuation of Olivetti account was taken of the estimated tax benefits (Tax Asset) arising from the writedown of the investment in Telecom Italia recorded in Olivetti's financial statements at 31 December 2002.

     For the purposes of the valuation, the net financial position was assumed to be equivalent to the book value at the reference date of the valuation, with account also taken of the dividends being distributed by Telecom Italia.

     The treasury stock held by Olivetti (through Olivetti International S.A.) was valued on the basis of the overall value of Olivetti, determined as described above. This solution assumes that the value considered is equivalent to the market value of the shares in question. Such equivalence is not automatic. In any event, the result obtained following the described approach was verified by the Advisor using the prevailing valuation practice, which treats treasury stock as early retirement of capital.

                                     * * *

     The exchange ratio resulting from the application of the principal methodologies was checked, as mentioned, with the direct stockmarket price methodologies. To this end, the Advisor determined the average prices for periods of various duration and also selected an individual price before the announcement of the operation and then calculated the ratios.

     As remarked above, ratios between the values of the shares of companies involved in a merger, as expressed by regulated financial markets, are particularly significant when, as in the case in question, both companies are listed, the floats are substantial and the average daily volumes traded are high. When such circumstances obtain, the prices established are important composite indicators for the assessment of the relative attractiveness in terms of profitability, risk, growth, liquidity, etc., of the financial investments being compared.

     Under Italian law, moreover, examination of stock-market prices is an important aspect that cannot be ignored in the valuation process. For the purposes of determining the value of listed firms, Italian law often makes reference to the stock-market prices (for example, in the case of withdrawal of shareholders, in capital increases with the exclusion of the right of pre-emption, in complete-acquisition tender offers, and in the right of acquisition referred to in Article 111 of the Consolidated Law on Financial Intermediation).

     In the case in question, the Advisor applied the direct stock-market price methodology referring to prices observed at different times and in different periods consistent, however, with the announcement of the operation (7 March, average of the preceding month, average of the preceding three months, average of the preceding six months, average of the preceding twelve months).

     The exchange ratios expressed by the stock market for the different time horizons considered fall within a very small range around the exchange ratio obtained using the principal methodology.

     As regards the determination of the exchange ratio, it is necessary to observe that the capital of Telecom Italia consists of both ordinary and non-convertible savings shares, whereas that of Olivetti consists exclusively of ordinary shares.

     The value of the savings shares that will be issued by Olivetti for the purposes of the exchange was determined on the basis of the price differential found between Telecom Italia ordinary and savings shares.

     The decision to differentiate the estimated values of the shares of different classes according to the differences between their market prices is fully consistent with standard practice in this field. However, even though in the case in question there were no objective elements permitting any other solution, some empirical analyses in the past have shown that the differentials between the prices of ordinary and savings shares tend to be larger for companies, such as Olivetti, where control is contestable. In such cases, in fact, the importance of the administrative rights exceeds that of the property rights. This principle, however, is not applicable objectively to the case in question in the absence of historical data regarding Olivetti (its effects can only be estimated on the basis of data regarding comparable companies). This circumstance was pointed out by the Advisor in describing the difficulties of making the valuation.

     In conclusion, the analysis of the methodologies utilized and the overall conceptual approach adopted by the Advisor permit a positive opinion to be given concerning the appropriateness of the valuation criteria adopted for the purposes of the exchange and the logical and economic consistency of their application.




     Milan, 14 April 2003.






                                                     Professor Angelo Provasoli

                                  ANNEX XVII.


          Extract from shareholders' agreements published pursuant to
     Article 122 of Italian Legislative Decree No. 58 of February 24, 2998

                        (PAGE INTENTIONALLY LEFT BLANK)

           AGREEMENT AMONG PIRELLI S.P.A. AND EDIZIONE HOLDING S.P.A.
                     -EDIZIONE FINANCE INTERNATIONAL S.A.

Whereas:

     - on August 7, 2001, PIRELLI S.P.A., with headquarters in Milan, viale Sarca 222, registered with the Company Register of Milan, tax and VAT identification number 00886890151 (hereinafter "Pirelli") and EDIZIONE HOLDING S.p.A., with headquarters in Treviso, Calmaggiore 23, registered with the Company Register of Treviso under No. 13945, tax and VAT identification number 00778430264 (hereinafter "Edizione") Pirelli and Edizione signed a Shareholders' Agreement concerning, among other things, the discipline of the mutual relationships as shareholders of a vehicle for the purpose of acquiring from BELL S.A. and from other persons 1,552,662,120 Olivetti ordinary shares (the "Shares") and 68,409,125 "Olivetti ordinary shares warrants 2001-2002" (the "Warrants" and, together with the Shares, the "Stake") of Olivetti S.p.A. ("Olivetti");

     - on August 9, 2001 Edizione and Pirelli (each a "Party" and, together, the "Parties") have transferred to Olimpia S.p.A. (with headquarters in Milan, Viale Sarca No. 222, hereinafter "Newco" or "Olimpia") 134,322,250 and 130,980,000 Olivetti ordianary shares, respectively, corresponding to 1.84% and 1.80% of Olivetti's voting share capital;

     - on August 9, 2001 Pirelli has transferred to Newco 147,337,880 Olivetti ordinary shareswhich Pirelli previously purchased, through a controlled company, from BELL S.A. and another party on July 30, 2001 (corresponding to 2.02% of Olivetti's voting share capital);

     - with effect starting from August 7, 2001, Edizione Finance International S.A. (controlled by Edizione) has been subrogated in the rights and obligations of Edizione under the agreement, as defined below;

     - on September 14, 2001 Pirelli, Edizione and Edizione Finance (the "Party" or "Parties") amended the agreement, as already made public through an announcement dated September 22, 2001 pursuant to applicable law, and whereas:

     - on February 13, 2002 the Parties have further amended the Agreement as evidenced in boldface under the paragraph "Further Commitments" below, in order to allow the Parties to purchase (and convert) Olivetti bonds convertible into Olivetti ordinary shares (the "Bonds"), the content of the agreement is hereby summarized. Currently, Olimpia holds 28.7% of Olivetti's share capital.

1.   Content of the Agreement

Purpose and content of the agreement

Among the Parties there is the following agreement (the "Agreement") for the discipline of the mutual relationships as shareholders of a vehicle ("Olimpia") established for the purpose of acquiring the Stake from BELL S.A. and/or from other persons designated by Olimpia.

Transfer of Olivetti shares to Newco

The Stake will be transferred to Newco.

Newco's share capital

Pirelli will hold 80% of Newco's share capital while Edizione will hold 20%. Pirelli will have the right to sell to one or more persons up to 20% of Newco's share capital, with the previous consent of Edizione.

Meetings of the Shareholders, Board of Directors and Board of Statutory Auditors of Newco

The By-laws of Newco will provide that the Extraordinary Meeting of the Shareholders's voting quorum is set at 81% of the share capital, for both the first and the second call.

The Board of Directors of Newco is composed of 10 members appointed through the "voto di lista" system. Edizione will have the right to name two directors. Pirelli has agreed to do everything in its power, within the limits permitted by law, so that no decision should be made by the Board of Directors of Newco without the favorable vote of at least one of the board members named by Edizione (if present) on the following key points of business:

     - an indication of the vote to be made by the Ordinary and Extraordinary Shareholders' Meetings of Olivetti;

     - the purchase, sale, or arrangement in any manner of shares with a total value greater than 100,000,000 Euros per transaction.

The Parties agree to do everything in its power so that one Auditor and one Alternate Auditor of the Board of Statutory Auditors is appointed among those named by Edizione.

Corporate bodies of Olivetti and of listed companies controlled by Olivetti, resolutions of the Board of Directors of Olivetti and of listed companies controlled by Olivetti

The Parties have agreed to do everything in their power, within the limits established by Law, that in the Board of Directors of Olivetti S.p.A., Telecom Italia S.p.A., TIM - Telecom Italia Mobile S.p.A., and Seat - Pagine Gialle S.p.A. (the "Listed Companies"), Edizione can name one fifth of the components of the Board of Directors of the Olivetti Companies (net of the number of the Directors to be appointed by the minority shareholders and by the Italian Government) and that Edizione can name the Vice-Chairman of the Board of Directors of the Listed Companies, with the powers of vice-legal representative;

          - the Parties have agreed, to do everything in its power, within the limits of law, so that no decision should be made by the Board of Directors of Olivetti and the Listed Companies without the favorable vote of at least one of the board members named by Edizione on the following points of business:

               o    individual investments greater than 250 million Euros;

               o purchase, sale and deeds of disposition for any reason whatsoever of controlling and connecting shareholdings with a unit value of more than 250 million Euros;

               o deeds of disposition for any reason whatsoever of firms or branches thereof individually greater than 250 million Euros;

               o    proposals to call the Extraordinary Meeting

               o Intra-group transactions between the Olivetti group and the Pirelli group for amounts individually greater than 50 million Euros;

               o    Transactions with related parties.

Penalties

In the event of the non-performance of one or more of the commitments assumed pursuant to the provisions set forth in the agreement, the breaching Party, shall be required to pay an amount equal to 10% (ten per cent) of the principal amount invested by the non-breaching Party without prejudice to the right to higher damages.

Term

The agreement shall run for three years as of its effective date and shall be deemed to be automatically renewed on each expiration date unless notice of withdrawal has been given six months in advance by Edizione.

Further Commitments

The agreement provides that the Parties, including through their respective subsidiaries and/or parent companies, pursuant to Art. 2359, paragraph one of the Italian Civil Code, may not acquire or own common shares, bonds convertible to Olivetti shares and/or warrants, which give the right to purchase shares or bonds convertible to Olivetti shares issued, or to be issued, by Olivetti or by the Olivetti Companies (nor acquire voting rights in Olivetti common shares under any status).

In derogation to the provisions set forth above, each of the Parties, with communication sent to the other Party at the same time, may acquire Bonds. The Party owning or otherwise receiving the Bonds may exercise the respective conversion right, after communication is issued to the other Party at least 60 (sixty) days in advance, only to the extent that the amount of the Olivetti shares obtained from the conversion itself (possibly increased by the number of Olivetti shares owned as of the same date, arising from prior conversions of Bonds), does not exceed, after the conversion, the percentage of the capital of Olivetti corresponding to the difference between 28.74% and the percentage of the holding of the Company in the voting capital in Olivetti at the time of the conversion. Said limit may be exceeded with the approval of the other Party--which may not be unreasonably withheld--without prejudice to complying with the applicable floors in matters of OPA [take-over bid]. In the event referred to above, the other Party will have the right to acquire, and the Party which exercised the conversion right will have the obligation to sell, shares of the same nature and type as those arising from the exercise of the conversion of the Bonds, to the extent that said shares are divided between the Parties, respecting the original proportions of the Parties' holdings in the capital of the Company (80% Pirelli - 20% Edizione).

The Parties hereby agree that, in the event that third parties should make a public offer of purchase with the intention of acquiring the Olivetti shares, Edizione hereby agrees, from this time forward, when so requested by Pirelli not to oppose, and to do everything so that the members of the Board of Directors of the Company do not oppose the acceptance of the public offer of purchase of Newco.

In the event that the agreement term should lapse without the agreement being renewed due to Pirelli's actions or behaviour, Edizione will have the right to sell to Pirelli, and Pirelli will have the obligation to purchase, all the Newco's shares held by Edizione.

The agreement also disciplines deadlok situations in Newco or in the Board of Directors of the Listed Companies. In case of deadlock, Edizione will have have the right to sell to Pirelli, and Pirelli will have the obligation to purchase, all the Newco's shares held by Edizione and Pirelli will have the right to sell to Edizione, and Edizione will have the obligation to purchase, all the Newco's shares held by Pirelli.

Newco's by-laws will provide for pre-emption rights in the event of sale, directly or indirectly, of Newco's shares and a right of co-sale, for the benefit of the minosrity shareholders where Newco's shares were offered to a third party by a majority shaeholder (50.01%).

Whenever, during the term of the agreement, following one or several acts inter vivos carried out for any reason, a significant change of the structure of control of Edizione or Pirelli (including for this purporse Pirelli & C. Accomnadita per Azioni) happens (meaning by significant change the exercise by persons other than the current parties to name the majority of the members of board of directors, with a potential change in the strategic objectives of the subject company), such change shall be deemed a "Key Event".

In the presence of the Key Event concerning one party, the other Party will have the right to transfer all of its Newco shares to the party which incurred the Key Event.

2.       Deposit with the Company Register

This agreement is deposited with the Company Register - Offices of Milan and Turin/Ivrea

February 21, 2002

 AGREEMENT AMONG PIRELLI S.P.A, UNICREDITO ITALIANO S.P.A. AND INTESABCI S.P.A.

Notice published pursuant to article 122 of Legislative Decree No. 58 dated February 24, 1998 and CONSOB Regulation 11971 dated May 14, 1999, as amended.

Whereas:
on October 24, 2001 Pirelli S.p.A., IntesaBci S.p.A. and UniCredito Italiano S.p.A., entered into an amendment agreement to the agreement mentioned above such amendment being shown in bold-face below at paragraph 11, "Further Commitments", paragraphs 11.1 and 11.2, in order to allow the Parties to purchase bonds convertible in Olivetti shares and/or warrants that would give the right to purchase shares and/or bonds convertible into Olivetti shares, below is a summary of the entire content of the agreement including updated data relating to the stake in Olivetti held by Olimpia (paragraph 1, "Purpose and content of the agreement") and the stake in Olimpia held by the shareholders (paragraph 2, "Olimpia's share capital"):

1.   Purpose and content of the agreement

The Parties entered in the following agreement (the "Agreement") relating to the participation by UniCredito Italiano S.p.A. ("UCI") and IntesaBCI S.p.A. ("BCI", and BCI together with UCI, the "New Partners", and each a "New Partner" and together with Pirelli, the "Parties") into the share capital of Olimpia S.p.A. ("Olimpia" or the "Company") and relating to the governance and relationships among the shareholders of Olimpia, a company that currently holds 2,019,302,250 ordianry shares of olivetti S.p.A. ("Olivetti"), corresponding to approximately 27.7% of Olivetti's share capital and 68,409,125 2001-2002 warrants for Oliveti's ordinary shares.

2.   Olimpia's Share Capital

Olimpia's share capital is held as follows: Pirelli (60%), Edizione Finance International S.A. (20%), UCI (10%) (the "UCI Olimpia Stake") and BCI (10%) (the "BCI Olimpia Stake").

3.   Olimpia's Board of Directors

3.1 It is understood that, within the limits allowed by law and for the entire term of this Instrument:

     (i) the Board of Directors of the Company will be made up of 10 (ten) members;

     (ii) 1 (one) director out of 10 (ten) will be appointed at the request and indication of UCI;

     (iii) 1 (one) director out of 10 (ten) will be appointed at the request and indication of BCI;

     (iv) should an Executive Committee be created, UCI and BCI will have, respectively, the right to request at any time the inclusion of the directors designated by them in said committee.

3.2 It is understood that the power of UCI and BCI to designate, each, a member of the Board of Directors of the Company will remain valid even after the first expiration of this Instrument, if it is extended pursuant to Art. 8.1, provided UCI and BCI hold, jointly, a percentage of the company capital above 10%. However, if the joint holding of BCI and UCI in the company capital is 10% or less, then BCI and UCI may designate, jointly, only one director.

4. Management of Olivetti, Telecom Italia S.p.A. ("Telecom"), SEAT - Pagine Gialle S.p.A. ("SEAT") and Telecom Italia Mobile S.p.A. ("TIM")

4.1 The Agreement provides that, within the limits allowed by law and for the entire term of the Agreement, in the Board of Directors of Olivetti, Telecom, Seat and TIM (the "Olivetti Companies"), one director must be appointed at the request and designation of UCI and another director at the request and designation of BCI.

4.2 It is understood that the power of UCI and BCI to designate, each, a member of the Board of Directors of Olivetti Companies will remain valid even after the first expiration of this Instrument, if it is extended pursuant to Art. 8.1, provided that, UCI and BCI hold, jointly, a percentage of the company capital above 10%. However, if the joint holding of BCI and UCI in the company capital is 10% or less, then BCI and UCI may designate, jointly, only one director.

5.   Key Issues

Pursuant to Art. 6 below, the following will be deemed Key Issues:

     a) the decisions of the Extraordinary Shareholders' Meeting and those of the Board of Directors of the Company, the latter referring to the following:

          o indication as to how to vote in Olivetti's Ordinary Shareholders' Meeting on Key Issues, for the purposes of the application of Articles 104 or 107 T.U. No. 58 of February 24, 1998, and in matters of acquisition of own shares, as well as voting in Olivetti's Extraordinary Shareholders' Meeting;

          o acquisition, sale and acts of disposal under any status (i) of own shares in any amount and (ii) holdings (including shares and financial instruments of any type issued by Olivetti and/or the Olivetti Companies) at a value, by individual operation, above 100,000,000 Euros;

          o determination of the ratio between equity and debt of the Company and methods, terms and conditions for resorting to outside financing sources;

          o draft proposals to be submitted to the Company's Extraordinary Shareholders' Meeting;

     b) resolutions of the Board of Directors of Olivetti and Telecom, referring to:

          o    individual investments above 300 million Euros;

          o acquisition, sale and acts of disposal under any status (i) of own shares in any amount and (ii) affiliate and subsidiary holdings (including shares and other financial instruments issued by the Company or the Olivetti Companies) at a value, by individual operation, above 300 million Euros;

          o acts of disposal under any status of companies or branches thereof, with an individual value above 300 million Euros;

          o proposals to call the Extraordinary Shareholders' Meeting for resolutions in matters of modification of the corporate purpose, capital operations of any nature, merger, spin-off, transformation and dissolution;

          o operations between Olivetti, Telecom and Gruppo Pirelli, with an individual value above 50 million Euros;

          o    operations with related parties.

6.   Provisions on Deadlock

6.1  Obligation to Consult.

     Pirelli and the New Partners, the latter jointly between them, pledge to consult each other previously whenever a decision on one of the Key Issues (as identified under Article 5 above) must be discussed or decided upon.

6.2  Manifestation of will.

     Whenever the situation described in item 6.1 above occurs, the dissenting New Partners, separately or jointly, will have, or the single dissenting New Partner will have, the right to send to Pirelli, by telegram or registered letter a "Notice of Deadlock" within 15 (fifteen) days of the end of the consultation referred to in paragraph 6.1.

6.3  Rights of the New Partners.

     (a) Whenever UCI and/or BCI send a Notice of Deadlock, the New Partner which sent the Notice of Deadlock will have the right to sell to Pirelli, which will have the corresponding obligation to buy from the respective New Partner, respectively, all but not part of the Olimpia UCI Holding and/or all but not part of the Olimpia BCI Holding at a price determined pursuant to the provisions in item (b) below.

     (b) For the purposes of item (a) above, the Parties agree, including in an aleatory manner, that the object of the decision must be: (x) the price of the Olimpia BCI Holding and/or Olimpia UCI Holding, corresponding proportionately to the value of the Company's economic capital ("Price of the Olimpia UCI Holding" and/or "Price of the Olimpia BCI Holding"), as well as (y) an increase expressing the proportion of the increase premium, as if the Olimpia BCI Holding and/or Olimpia UCI Holding were the expression of Olivetti's control, assuming that the latter controls Telecom and the companies controlled by the latter ("Premium").

     (c) The price owed by Pirelli will not be lower than the amounts paid by the New Partner for the acquisition and underwriting of shares in the Company, less any dividends received ("Floor"), nor higher than an amount which implies, in connection to the same amounts, less any dividends received, an annual IRR, including taxes, equal to 15% ("Cap").

7.   Penalty For Breach

     In the event of breach of one or several commitments made pursuant to the provisions of this Instrument, the breaching Party, will be obligated to pay, a single and total amount equal, for each breach, to 5% (five percent) of the amounts paid by the breaching Party for the acquisitions and subscriptions of shares made in the Company as of that date without prejudice to any other of its/their rights (including the right to higher damages).

8.   Term

8.1 This Instrument will have a term of three years starting from October 5, 2001 (the "Execution Date") and will be deemed automatically renewed from time to time on expiration for the following two years, in the absence of an opt-out notice from one of the Parties, without prejudice to the provisions of paragraph 9 below.

8.2 Except in the cases required by law, each of the Parties may opt out of this Instrument before every expiration, with notice sent 6 (six) months in advance.

9.   Absence of Renewal

     (a) If, before the first expiration of this Instrument or successive ones, Pirelli should send to the New Partners, jointly or separately, in the terms set forth in paragraph 8.2, UCI and BCI will individually have the right to send to Pirelli which, upon simple request, will have the corresponding obligation to acquire, respectively, all but not part of the Olimpia UCI Holding and Olimpia BCI Holding held by the New Partner which exercised the option right set forth herein, under terms and conditions determined, mutatis mutandis, pursuant to paragraph 6.3(c) above (and the provisions mentioned therein), giving notice to Pirelli within 30 (thirty) Business Days.

     The aforementioned price will be paid in cash.

     (b) If, on the first expiration date of this Instrument, both or one of the New Partners should, jointly or separately, send to Pirelli, the opt-out notice referred to in item 8.2above, Pirelli will have the right to acquire from both New Partners opting out, or from the single New Partner opting out, which, upon simple request, will have the corresponding obligation to sell, respectively, all but not part of the Olimpia UCI Holding and Olimpia BCI Holding held by the New Partner which exercised the opt out right set forth herein, under terms and conditions determined, mutatis mutandis, pursuant to paragraph 6.3(B) above (and the provisions mentioned therein), less the Premium, giving notice to the New Partner which sent the opt-out notice, within 30 (thirty) Business Days.

     (c) If both or one of the New Partners should send to Pirelli, on the expiration of the first renewal in the following two years, the opt-out notice referred to in paragraph 8.1 above, and therefore, on the expiration of the fifth year after the effective Date of this Instrument, or on the successive additional expiration dates, both New Partners opting out, jointly or separately, or the single New Partner opting out, will have the right to sell to Pirelli, which, upon simple request, will have the corresponding obligation to acquire, respectively, all but not part of the Olimpia UCI Holding and/or all but not part of the Olimpia BCI Holding held by the New Partner which exercised the opt out right set forth herein, under terms and conditions determined, mutatis mutandis, pursuant to paragraph 6.3(b) above (and the provisions mentioned therein), giving notice to the New Partner that sent the opt-out notice, within 30 (thirty) Business Days.

10.  Changes in Stockholding

10.1 For the purposes of this paragraph, "Change of Control" means a substantial modification in the direct and indirect stockholding control of Pirelli, which means the stoppage of the control of Pirelli & C s.a.p.a. over Pirelli S.p.A., as exercised today.

10.2 If the Change of control occurs, each of the New Partners will have the right to transfer, respectively, all but not part of the Olimpia UCI Holding and/or all but not part of the Olimpia BCI Holding owned by Pirelli which, upon simple request, will have the obligation to acquire, under terms and conditions determined, mutatis mutandis, pursuant to paragraph 6.3 (b) above (and theprovisions mentioned therein), giving notice to Pirelli within 30 (thirty) Business Days of the date the New Partners, separately or jointly, declared in writing that they have learned about the Change of Control, or received written communication about this circumstance. It is, however, agreed, including in an aleatory manner, that the price owed by Pirelli will not be lower than the amounts paid by the New Partner for the acquisitions and subscriptions of shares in the Company, less any dividends received ("FLOOR"), nor higher than an amount which implies, in connection to the same amounts, less any dividends received, an annual IRR, including taxes, equal to 15% ("Cap").

10.3 If Pirelli intends to divest, in any form, part of its holding in the Company, so that Pirelli would hold less than a majority of the capital thereof, Pirelli may not sign any agreement in this sense, being first obligated to give prior timely notice to both the New Partners about the planned transfer, fully indicating the terms and conditions of the transfer operation and any possible outside agreements (of blockage and vote) with the buyers.

10.4 Within 30 (thirty) Business Days of receipt of the aforementioned communication, UCI and/or BCI will, individually, have the right to sell to Pirelli, which, upon simple request, will have the corresponding obligation to acquire, respectively, all but not part of the Olimpia UCI Holding and/or all but not part of the Olimpia BCI Holding held by the New Partner that exercised the Option Right set forth herein, under terms and conditions determined, mutatis mutandis, pursuant to paragraph 7.05 (b) above, with the understanding, including in an aleatory manner, that the price owed by Pirelli will not be lower than the amounts paid by the New Partner for the acquisitions and subscriptions of shares in the Company, less any dividends received ("FLOOR").

11.  Further Commitments

11.1 For the entire term of this Agreement the Parties, including the companies they control or they are controlled by pursuant to Aticle 2359, pargraph 1, of the Italian Civil Code, agree not to purchase or hold Olivetti ordinary shares (including shares deriving from the conversion of convertible bonds and/or from the exercise of warrants). UCI and BCI will retain the power to purchase and hold the above mentioned securities within the maximum limit allowed for them (0.4% of Olivetti's share capital).

11.2 The Company, unless otherwise agreed in writing by the Parties, agrees not to purchase or hold Olivetti ordinary shares (including the exercise conversion rights or purchase or subscription of Olivetti ordinary shares mentioned under paragraph 11.1 above) so to exceed the current opa threshold, currently set at 30% (thirty percent), including within the calculation of this threshold the securities mentioned under paragraph
     11.1 above held by BCI and UCI and the securities held, directly or indirectly, pursuant to applicable rules and regulations, inclufing CONSOB regulations.

12.  Disputes

Any dispute arising from this Instrument will be submitted to the judgment of an Arbitration Board.

13.  Company Register

This agreement is deposited with the Company Register - Offices of Milan and Turin/Ivrea

November 3, 2001

           Pirelli S.p.A. Unicredito Italiano S.p.A. IntesaBCI S.p.A.

AGREEMENT AMONG PIRELLI S.P.A., EDIZIONE FINANCE INTERNATIONAL S.A./EDIZIONE HOLDING S.P.A., BANCA INTESA S.P.A., UNICREDITO ITALIANO S.P.A., OLIMPIA S.P.A. AND HOPA S.P.A.

Communication pursuant to Article 122 of Italian Legislative Decree 58/98 and to Artciles 127 and 129 of CONSOB Regulation No. 11971/99

Pursuant to Article 122 of Italian Legislative Decree 58/98 and to Article 127 of CONSOB Regulation No. 11971 of May 14, 1999 (as amended by No. 12475 of April 6, 2000, No 13086 of April 18, 2001, No. 13106 of May 3, 2001, No. 13130
of May 22, 2001, No. 13605 of June 5, 2002 and No. 13616 of June 12, 2002),
Pirelli S.p.A. with company's headquarters in Milan, Viale Sarca 222, registered with the Milan Company Register under Nos. 00886890151, ("Pirelli") states that on February 21, 2003 it has entered into an agreement (the "Agreement") with Edizione Finance International S.A., with company's headquarters in Place d'Armes, 1, L-1136, Luxembourg, registered with the Luxembourg Chamber of Commerce No. B77504 ("Edizione Finance"); Banca Intesa S.p.A. (formerly known as Intesa BCI S.p.A.), with company's headquarters in Milan, Piazza Paolo Ferrari 10, Direzione Generale Via Monte di Pieta 8, registered with the Company Register of Milan No. and 00799960158, and VAT No. 108107000152 ("Intesa"); Unicredito Italiano S.p.A., with company's headquarters in Genua, via Dante 1, Direzione Centrale in Milan, Piazza Cordusio, registered with the Company register of Genua No. 00348170101 ("Unicredito"); Olimpia S.p.A., with company's headquarters in Milan, viale Sarca 222, registered with the Company Register of Milan, No. 03232190961 ("Olimpia"); Hopa S.p.A., with company's headquarters in Brescia, Corso Zanardelli 32, registered with the Company Register of Brescia, fiscal code and VAT No. 03051180176 ("Hopa"); e Edizione Holding S.p.A., with company's headquarters in Treviso, Calmaggiore 23, registered with the Company Register of Treviso No. 13945, fiscal code and VAT No. 00778430264 (as guarantor of Edizione Finance, "Edizione") - including, inter alia, the following shareholders' agreements that - by will of the parties- are hereby published in their entirety:

                                   [omitted]


                                   ARTICLE I


                                  DEFINITIONS

1.01 "Olivetti Stock": common shares in with voting rights in Olivetti (as defined in paragraph 1.23 below).

1.02 "Current Olimpia Partners": Pirelli, Edizione Finance, Unicredito and Intesa, collectively.

1.03 "Hopa Controlling Companies": Fingruppo Holding S.p.A., Banca Monte dei Paschi di Siena, S.p.A., Compagnia Assicuratrice Unipol S.p.A., Banca Popolare di Lodi S.c.a.r.l. and other private individuals signatory to the syndication pact with regard to Hopa.

1.04 "Standstill notice": shall have the meaning set forth in paragraph 8.04(d) below.

1.05 "Accelerated standstill notice": shall have the meaning set forth in paragraph 8.06(b)(i) below.

1.06 "Control", "to control", "Subsidiary," and "Controlling companies": other than cases that expressly differ from the context herein, shall have the meaning set forth in Article 2359, paragraph 1, no. 1 and no. 2 of the Civil Code.

1.07 "Relevant date": shall have the meaning set forth in paragraph 9.01 of the present Contract.

1.08 "Agreement Term": shall have the meaning set forth in paragraph 6.00 below.

                                   [omitted]

1.12 "Business Day": every calendar day other than Saturday, Sunday, and other days when as a general rule the banks of Milan are not open for performing their usual activities.

1.13 "Holinvest": Holinvest S.p.A., with home offices in Brescia, at Corso Zanardelli 32, capital of(euro)700,000,000 and subscribed capital of
       (euro)514,000,000.00, registered in the Brescia Business Registry under registration no., tax code no. and VAT no. 03562710172.

1.14 "Holy": Holy s.r.l., with home offices in Brescia, at Corso Zanardelli 32, capital of(euro)10,000.00, registered in the Brescia Business Registry under registration no., tax code no., and VAT no. 03517530170.

                                   [omitted]

1.16 "Net Financial Borrowing": unless otherwise specified with regard to specific cases, shall be the algebraic consolidated sum (with the understanding that for each case net financial borrowing for Olimpia, borrowing for Olivetti and its subsidiaries will not be taken into account) of the following items entered in the statement of assets and liabilities prepared pursuant to Art. 2424 of the Civil Code: "bonds
       (D1) = convertible bonds (D2) + due to banks (D3) + due to other financial backers (D4) + financial debts owed to unconsolidated subsidiaries (D8) + financial debts owed to affiliates (D9) + financial debts owed to controlling companies (D10) - amounts due from unconsolidated subsidiaries ( C II 2) - amounts due from subsidiaries (C II 3) - amounts due from controlling companies ( C II 4) - financial assets other than fixed assets (C III) - liquid assets (C IV)." Any existing updated value must be added to this amount, for financial leasing fees, if such are not included in the aforementioned items.

                                   [omitted]

1.18 "Relevant Subjects": shall have the meaning set forth in paragraph 6.02 below.

1.19 "Net Asset Value": shall mean the evaluation method used for calculating increase in value, according to market practice and at current values, of financial assets and liabilities.

1.20 "Olimpia bonds": 1.5% Olimpia bonds, 2001-2002, each of which is an "Olimpia bond."

1.21 "Olivetti Bonds": 1.5% convertible bonds, 2001-2010, convertible to Olivetti Stock issued by Olivetti, each of which is an "Olivetti Bond".

                                   [omitted]

1.24 "Extraordinary Operations": every merger or split involving Olivetti, on the one hand, and one or more of its directly or indirectly controlled companies, on the other.

1.24bis "Capital Transactions": such extraordinary transactions as may involve
       Olivetti capital and which change the number of shares or which result in, by way of example though not exclusively: stock split, reverse split, assignment of Olivetti stock to partners for capitalization of capital.

1.25 "Holy holding in Holinvest": Holy holding of Holinvest capital, or 19.999% of this capital.

1.26 "Hopa holding in Holinvest": Hopa holding of Holinvest capital, or 80.001% of this capital.

1.27     "Olivetti holding": alternately:

       (i) when there are no Extraordinary Operations, holding with full voting rights equal to at least 25% of Olivetti capital on the date the present Contract is signed, or

       (ii) when there are Extraordinary Operations, the entire package of Olivetti Stock and/or Financial Instruments (granting equal voting rights) arising from the exchange of shares with voting rights equal to at least 25% of Olivetti capital that would be attained through Extraordinary Operations executed prior to the Relevant Date.

                                   [omitted]

1.29 "Net Assets": the difference - to be determined in accordance with Accounting Principles - between assets and liabilities on the "civil" balance sheets of a corporation where, upon drafting the resultant consolidated balance sheet, it is understood that for purposes of determining Olimpia's Net Assets the assets of Olivetti and its subsidiaries are not taken into account.

1.30 "Pacts": agreements of a paracorporate nature set forth in Articles VI and VII of the present Contract.

                                   [omitted]

1.32 "Increase Premium": shall have the meaning set forth in paragraph 10.00 below.

1.33 "Accounting Principles": Accounting principles as provided by law, and when not specifically stated therein, those set forth by the National Council of Professional Accountants, or otherwise by the International Accounting Standards Committee.

1.34 "Debt/equity ratio": the ratio between Net Assets (as defined in paragraph 1.29 above) and Net Financial Borrowing (as defined in paragraph 1.16 above). Possible derivative instruments (as defined in Decree Law 24.2.1998, no. 58 - Draghi Law, Article 1, paragraph 2), not for coverage (as defined by Banca d'Italia Measure of July 30, 2002) created as of 11-30-02, must be valued at cost or market price, whichever is less, and any necessary write-off must result in a reduction in Net Assets. Possible derivative instruments for coverage must be valued in a manner consistent with the asset or liability pertaining to the coverage, with it understood that the so-called equity swap underwritten by Olimpia on November 20, 2001, will be customarily valued at cost.

                                   [omitted]

1.36   "Split": shall have the meaning set forth in paragraph 9.01 below.

1.37 "Holinvest Split": shall have the meaning set forth in paragraph 9.05 below. 1.38 "Seat": Seat - Pagine Gialle S.p.A, with home offices at Via Grosso 10/8, Milan, registration number in the Milan Business Registry and tax code no. 12213600153.

                                   [omitted]

1.39 "Holy Position": Financial statements of Holy at December 31, 2002, with the accompanying reports, attached hereto as number 5.02(ii) which - in accordance with the provisions of paragraph 5.02(ii) below - shall represent the Holy financial position of reference for the Merger project.

1.40 "Olimpia Position": Financial statements of Olimpia at November 30, 2002, with the accompanying reports, attached hereto as number 5.02(i) which - in accordance with the provisions of paragraph 5.02(i) below - shall represent the Olimpia financial position of reference for the Merger project.

1.41   "Olivetti Companies": Telecom, TIM, and Seat, collectively.

1.42   "Standstill": shall have the meaning set forth in paragraph 8.01 below.

1.42bis "Accelerated Standstill": shall have the meaning set forth in paragraph
       8.06 below.

1.43 "Financial Instruments": every financial instrument (including Olivetti Instruments as defined below) that directly or indirectly grants subscription rights to Olivetti Stock (which, by way of example and not exclusively, includes convertible bonds, forward contracts, call options, and prepaid swaps).

1.44 "Olivetti Instruments": instruments with the characteristics as set forth in the document attached hereto as no. 1.44.

                                   [omitted]

1.46 "Initial Term": shall have the meaning set forth in paragraph 8.05 below.

                                   [omitted]


                                   ARTICLE II


                               OBJECT OF CONTRACT

       (a) Under the present Contract, the various operations governed thereby and the Shareholders' Agreements contained herein, the Current Olimpia Partners, Olimpia, and Hopa hereby agree on the terms and conditions for creating a partnership with strategic connotations.

       (b) The partnership referred to in the previous paragraph shall be achieved by Hopa's joining its capital to that of Olimpia (by Holy's merger with Olimpia) together with the Current Olimpia Partners, and the subsequent joining of Olimpia's capital to that of Holinvest, together with Hopa.

       (c) The following stipulations in the present Contract shall, inter alia, govern:

              (i) the steps taken to achieve the aforesaid situation (setting the terms and conditions thereof), in particular with regard to the provisions of Articles II, IV, and V below;

              (ii) the rules of corporate governance and other provisions of a paracorporate nature to which the Parties have agreed, in particular with regard to the provisions of Articles VI and VII below;

              (iii)

                     (A) the mechanisms for settling possible Standstills or Accelerated Standstills such as may arise in the administration of Olimpia (to include with regard to voting instructions as determined by the Olivetti Extraordinary Shareholders' Meeting) and/or of Holinvest; and

                     (B) the means of any possible breakup of the partnership carried out under the present Contract, with regard to confirming a Standstill or Accelerated Standstill, as well as to the failure to renew Pacts upon their expiration;

                     with particular regard to the provisions of Articles VIII, IX, and X below.


                                  ARTICLE III


                     PRELIMINARY OBLIGATIONS OF THE PARTIES

                                   [omitted]


                                   ARTICLE IV


                              CONDITIONS PRECEDENT

                                   [omitted]


                                   ARTICLE V


                                     MERGER

                                   [omitted]

5.09 Olimpia and Holinvest post-Merger ownership. The Parties mutually recognize that, on the basis of the Stipulated Exchange Rate:

       (i)    Olimpia post-Merger shall be owned as follows:

                         Pirelli              :  50.40%;
                         Edizione             :  16.80%;
                         Hopa                 :  16.00%;
                         Unicredito           :  8.40%; and
                         Intesa               :  8.40%.

       (ii)   Holinvest post-Merger shall be owned as follows:

                         Hopa                 :  80.001%; and
                         Olimpia              :  19.999%
                                   [omitted]


                                   ARTICLE VI


   AGREEMENTS BETWEEN SHAREHOLDERS CONCERNING OLIMPIA AND OLIVETTI COMPANIES

6.00 Agreements and Agreement Term. (a) The Parties mutually recognize that the provisions in this Article VI, as well as those in Article VII below (collectively, the "Agreements") shall be effective for the entire period ("Agreement Term") between the effective date of the Merger and either:

       (i) the natural expiration of such Agreements, as regulated under paragraph (b) below; or

       (ii) the date on which, in compliance with the applicable provisions herein, (A) - as a result of a Standstill, the Split and Holinvest Split become effective; (B) as a result of an Accelerated Standstill, the Current Olimpia Shareholders receive an Accelerated Standstill notice.

              (b) The Agreements shall have a term of three years as of the effective date of the Merger, and upon expiration shall be deemed tacitly extended [for an equal period], unless a notice of termination is served by either Party to the other, subject to the provisions in paragraph (c) below.

              (c) Subject to law requirements concerning particular cases, the Parties may withdraw from the Agreements, effective on the earliest expiration date, by written notice to the other Party 3 (three) months before such expiration date.

6.01   Board of Directors of Olimpia.

       (a) For the entire Duration of the Agreements, the Board of Directors of Olimpia will be made up of a fixed and non-changeable group of 10 members, one of which will be appointed upon designation by Hopa. The first Director appointed by Hopa will be Emilio Gnutti.

       (b) In the event the Director appointed by Hopa should cease to be on the Board, a replacement shall be designated within the next 20 (twenty) Work Days, and it is understood that the designation of the replacement will be still made by Hopa, with the consent of Pirelli, which shall not withhold it unreasonably.

       (c) Should Hopa wish to revoke one or more of the Directors it designated, the Current Olimpia Partners will cooperate fully, in order for this revocation to proceed as rapidly as possible. Hopa shall have the right to designate - in accordance to what was set forth in the preceding paragraph (b) - the Director to be appointed as a replacement for the Director who was revoked, subject to the consent of Pirelli, which shall not withhold such consent unreasonably.

       (d) The Parties commit to holding each other harmless and to holding Olimpia harmless from any onus or damage deriving from the revocation without just cause of the Directors that each one of them from time to time designates, pursuant to paragraph 6.01.

6.02   Relevant Subjects.

       (a)    For the purposes of this contract and in particular of subsequent
              Article VIII the following shall be considered to be Relevant
              Subjects:

              (i) In reference to the resolutions to be adopted by Olimpia's Shareholders' Extraordinary Meeting in relation to any subject that pertains to it, any time the resolution is adopted:

                     (A) In opposition to a proposal by Olimpia's Board of Directors passed with the agreement of the Directors appointed by Olimpia's Current Partners and by Hopa; or

                     (B) In agreement with a proposal by Olimpia's Board of Directors passed without the agreement of the Director appointed by Hopa;

              (ii) In reference to the resolutions to be adopted by Olimpia's Board of Directors in relation to those pertaining to:

                     (A) The suggested vote to be cast during Olivetti's Shareholders' Extraordinary Meeting;

                     (B) The purchase, sale and transfer of any security interest valued over (euro)100,000,000.00 per transaction, or for multiple transactions performed during the same calendar year, with the exception of that which is provided for in the subsequent paragraph (b);

                     (C) Acts or initiatives that modify or will modify the debt/equity ratio from a 1:1 ratio (while keeping open the option to remedy this situation pursuant to the procedure outlined in subsequent paragraph 8.07(a)(ii) and with the understanding that in this case it will not be considered to be a situation inducing stalling) and/or that concern the definition of the terms and conditions for using outside sources of financing;

                     (D) Proposals for resolutions to be submitted to Olimpia's Shareholders' Extraordinary Meeting.

       (b) The Parties reciprocally acknowledge that - in spite of being slightly different from what was outlined in the preceding paragraph (a) (ii) (B) - the following shall not be considered Relevant Subjects for the purposes of this Contract: actions relating to the purchase or sale of Olivetti stock, the conversion of convertible Olivetti bonds in to Olivetti stock or equivalent financial instruments, as long as even after these transactions Olimpia's debt/equity ratio remains below 1:1.

6.03   Board of Directors of Olivetti Companies.

       (a) For the entire Duration of the Agreements the current Olimpia partners will do whatever is in their power to ensure that, in the meetings of the Boards of Directors of the Olivetti Companies, a director be appointed as a result of being designated by Hopa. The first directors that Hopa designates to this end are those indicated in the attached document by number 6.03(a).

       (b) The new Boards of Directors of the Olivetti Companies, made up according to the dispositions in the preceding paragraph (a), will be appointed as soon as possible after the Merger and in any event within and no later than 60 Business Days after the effective date of the Merger itself.

       (c) The dispositions in the preceding paragraphs 6.01(b) and (c) will apply, mutatis mutandis, also regarding the meetings of the Board of Directors of the Olivetti Companies.

6.04 Tender Offers on Olivetti Stock. Hopa commits itself to the fact that, in the event Olivetti Stock is subject to a tender offer, the Director that it designated in Olimpia's Board of Directors - if the Current Olimpia Partners requests it in writing - will not oppose Olimpia's agreeing to such tender offer.

6.05   Stand still.

       (a) Except for what set forth in the subsequent paragraph (b) or expressly provided for by this Contract, the Current Olimpia Partners and Hopa (also with respect to its respective controlling companies and affiliates) commit themselves not to purchase Olivetti Stock for the Duration of the Agreements, and agree to the fact that Olimpia - in partial derogation from this limitation - notwithstanding what is set forth in subsequent paragraph 8.06, will have the right to buy and sell Olivetti Stock as long as these transactions do not cause the limits described in paragraph 4.01(iii) to be exceeded, notwithstanding the fact that in order to calculate the threshold specified in the aforementioned paragraph, one shall have to bear in mind the quantities allowed by paragraph (a) of Article III.

       (b) The following cases are exceptions to the Stand Still commitment specified in paragraph 6.05(a):

              (i) The exercise on Pirelli's part of the rights already acquired before executing this Contract, in relation to the exercise of call options and swap contracts relating to the purchase of Olivetti Stocks and Bonds (which are described in detail in the attached document designated by number 6.05(b)(i);

              (ii) For purchases of Olivetti Stock which were already allowed:

                     (A) From Unicredito and Intesa, by the current shareholders' agreement agreed to by these entities with Pirelli, which is described in the attached document designated by number 6.05 (b) (ii) (A); and

                     (B) From Edizione, within the limits outlined by the current shareholders' agreement agreed to by this entity with Pirelli, which are described in the attached document designated by number 6.05(b) (ii)
                            (B).

              (iii) The maximum number of Olivetti Stock that the Hopa Controlling Companies are authorized to possess pursuant to paragraph 4.01.

       (c) Notwithstanding the above mentioned rights, furthermore the Parties reciprocally acknowledge that the purchase by one Side of convertible bonds and/or warrants that grant the right to underwrite convertible bonds in to Olivetti Stock and the exercise of the rights that go with it will be allowed only following the consent of the other Party, consent that shall not be unreasonably withheld, with the proviso that in the event of a request by Hopa there will have to be the unanimous consent of all the Current Olimpia Partners that at the time of this request are Olimpia partners.

6.06 Olimpia's Business Purpose. The Current Olimpia Partners commit themselves not to change Olimpia's business purpose (as reflected in the sample Articles of Incorporation which are found under Addendum 5.07
       (b)) up to the latter of the following dates (i) the date of the natural expiration of the Agreements as set forth by paragraph 6 (b) of this Contract; and (ii) in the event of a Stall or an accelerated Stall, the effective date of the Break-up and the Holinvest Break-up.

6.07 Other Commitments Relating to Olimpia. The current Olimpia Partners commit to make it so that, for the entire duration of the Agreements,
       Olimpia:

       (i) Does not have other holdings or financial investments other than its holding in Olivetti, Olivetti's bonds, Olivetti's instruments and the holding by Olimpia in Holinvest possessed as a result of the merger;

       (ii)   Has a debt/equity ratio that does not exceed 1:1; and

       (iii) Does not sell its holding in Olivetti to entities controlled by Olimpia or that are parts of groups whose ownership can be ascribed to the Current Olimpia Partners.

6.08   Co-sale Rights and Obligations.

       (a) Except when otherwise set forth in this Contract and in particular in the following paragraph 8.06(b)(iii) and 8.07(b)(ii), for the entire Term of the Agreements - and in any case until the effective date of the Spinoff and of the Holinvest Spinoff - if the holding of Pirelli in the capital of Olimpia is reduced by transfer, contribution, assignment (including by spinoff), or transfer of a portion thereof, directly or indirectly, or a financial instrument that may be converted and/or which gives right to a holding in the capital of Olimpia (hereinafter jointly the "Signed Holding") for payment, free of charge, for cash, or for payment in kind, under any status, including in several branches as compared to that held as of the signing date of this Contract, Hopa will have the right to claim (and therefore Pirelli will be obligated to cause) the buyer (hereinafter the "Third Party Buyer") - pursuant to the applicable provisions of this paragraph 6.08:

              (i) whenever, notwithstanding the transfer and/or assignment of the Assigned Holding, Pirelli, together with Unicredito and Intesa, maintains absolute majority in the capital of Olimpia by acquiring:

                     (A) a percentage of the holding of Holinvest equal to the percentage between the Assigned Holding and 50.4% according to the following formula:

                            PpiH : PiH = PC : 50.4%

                            Where:

                            o PpiH: is the holding percentage of Hopa in Holinvest for which Hopa may claim transfer to the Third Party Buyer;

                            o PiH: is the total holding (expressed as a percentage of the capital of Holinvest) of Hopa in Holinvest;

                            o PC: is the Assigned Holding (expressed as a percentage of the capital of Olimpia);

                            or, as an alternative

                     (B) a percentage of the Olivetti Instruments and/or of the Olivetti Shares and/or of the Financial Instruments held by Holinvest on the date Pirelli communicates its intent, equal to the percentages between the Assigned Participation and 50.4% according to the following formula:

                            PSOH : SOH = PC : 50.4%

                            Where:

                            o      PSOH: is the portion of the Olivetti
                                   Instruments and/or Olivetti Shares and/or of the Financial Instruments held by Holinvest on the date Pirelli communicates its intent, for which Hopa may claim transfer to the Third Party Buyer;

                            o      SOH: the total number of Olivetti
                                   Instruments and/or Olivetti Shares and/or of the Financial Instruments on the date Pirelli communicates its intent, held by Holinvest;

                            o PC: is the Assigned Holding (expressed as a percentage of the capital of Olimpia);

                            and therefore

                     (C) a percentage of its own holding in Olimpia equal to the percentage between the Assigned Holding and 50.4%:

                            PpiO : PiO = PC : 50.4%

                            Where:

                            o PpiO: is the portion of Hopa's holding in Olimpia for which Hopa may claim transfer to the Third Party Buyer;

                            o      PiO: the total holding held by Hopa in
                                   Olimpia;

                            o      PC: Assigned Holding (expressed as a
                                   percentage of the capital of Olimpia);

              (ii) whenever the assignment and/or transfer with price paid in kind (contribution and/or spinoff) of the Assigned Holding implies the loss of the absolute majority in the common capital of Olimpia by Pirelli together with Unicredito and Intesa, acquiring the entire holding held by Hopa in Olimpia and/or Holinvest;

              (iii) whenever the assignment and/or transfer with the price paid in cash of the Assigned Holding implies the loss of the absolute majority in the common capital of Olimpia, by Pirelli, together with Unicredito and Intesa, Hopa will also have the obligation to sell (and, respectively, Pirelli will have the obligation and the right to cause Hopa to sell) to the Third Party Buyer the entire holding of Hopa in Olimpia and/or in Holinvest;

               with the understanding that:

                     (x) for the purposes of this paragraph 6.08, the financial instruments whose acquisition by the Third Party Buyer must be imposed by Hopa exercising the alternative power set forth in this paragraph 6.08(a), will be identified as "Instruments to be Assigned";

                     (y) once Hopa communicates - pursuant to the following paragraph (c) - to Pirelli that it wishes to exercise the co-sale right set forth in this paragraph 6.08(a), Hopa will be obligated to sell the Instruments to be Assigned under the terms and conditions set forth in this paragraph 6.08 and, in particular, the following paragraphs (d) and (e); and

                     (z) the choice between the options referred to in the previous paragraph 6.08(a)(i) will be exercised discretionally by Hopa and will be unavailable.

       (b) In order to allow Hopa to exercise the rights set forth in the previous paragraph (a), Pirelli undertakes to communicate to Hopa any intention to sell, transfer, assign (including by spinoff) or otherwise transfer under any status or part of its own holding in Olimpia, as soon as allowed by the negotiations with the Third Party Buyer (taking into consideration possible reasons of confidentiality), communicating to Hopa the nature of the Third Party Buyer and the terms and conditions of the possible transfer transaction.

       (c) Hopa, after receiving the communication about the transfer project of the Assigned Holding by Pirelli, must communicate to Pirelli within twenty (20) Business Days from receipt of the communication, whether or not it intends to exercise its own co-sale right and whenever Pirelli's communication refers to a transaction of the type indicated in the previous paragraph
              (a)(i), which of the options set forth in Sections (A) through
              (C) of said paragraph (a)(i) it intends to choose.

       (d) Should Hopa exercise the co-sale right set forth in this paragraph 6.08, the transfers of the Instruments to be Assigned to the Third Party Buyer following such exercise must be perfected simultaneously with the transfer of the Assigned Holding by Pirelli to the Third Party Buyer.

       (e) The transfer price of the Instruments to be Assigned must be established pursuant to the following provisions:

              (i) whenever Hopa exercised the co-sale right set forth in its favor in the previous paragraph 6.08(a)(i)(C) or 6.08(a)(ii), the latter in the portion referring to the Olimpia holding, the price will be equal to the same price for each Olimpia share obtained by Pirelli from the assignment of the Assigned Holding;

              (ii) whenever Hopa exercised the co-sale right in its favor pursuant to the previous paragraph 6.08(a)(i)(A) or 6.08(a)(ii), the latter in the portion referring to the holding in Holinvest, the price will be established by considering the implicit value assigned by the Third Party Buyer to the Olivetti securities and to any Financial Instrument held by Olimpia evaluating Holinvest on this basis at Net Assets Value;

              (iii) whenever Hopa exercised the co-sale right in its favor pursuant to the previous paragraph 6.08(a)(i)(B), the price of the Olivetti Instruments will be established considering the implicit value assigned by the Third Party Buyer to the Olivetti securities and to any Financial Instrument held by Olimpia.

              with the understanding that, for the purposes of this paragraph, the Net Asset Value (referred to in the previous paragraph (ii)) and the price of the Financial Instruments (referred to in the previous paragraph (iii)) will be established pursuant to the previous paragraph (e) and, in the event of this agreement between Pirelli and Hopa, by an audit firm included among the so-called "Big Four" - appointed by the Parties by mutual agreement or, in the absence of such agreement, by the Presiding Judge of the Court of Milan at the request of the most diligent Party; with the understanding that - the determinations made by audit firm will be unappealable and final.

       (f) It is understood between the Parties that the obligations set forth in this paragraph 6.08 must be considered exclusively at the charge of Pirelli, excluding any joint liability of the Current Olimpia Shareholders.

6.08bis Co-sale Rights concerning Olimpia's assets.

       (a) For the entire Term of the Agreements - and in any event until the effective date of the Spinoff and of the Holinvest Spinoff - if the holding of Olimpia is reduced to a level below 25% of Olivetti's capital or, whenever it is so reduced, it is further reduced by transfer, assignment (including by spinoff) or sale of a portion thereof for payment, free of charge, for cash or by payment in kind, under any status, including in several tranches (hereinafter, together, the "Assigned Olivetti Holding"), Holinvest will have the right to claim (and therefore Olimpia will be obligated to cause) the buyer (hereinafter the "Third Party Buyer of Olivetti Instruments") - pursuant to the applicable provisions of this paragraph - to buy a percentage of the Olivetti Shares (and/or Financial Instruments) held by it on that date, equal to the percentage between the Assigned Olivetti Holding and Olimpia's holding in Olivetti, held before the assignment of the Assigned Olivetti Holding:

                             PAOH : AOH = POC : PO

               Where:

              o PAOH: is the number of Olivetti Shares (and/or Financial Instruments) held by it, for which Holivest [sic] may claim the transfer to the Third Party Buyer;

              o AOH: is the total number of Olivetti Shares (and/or Financial Instruments) held by Holinvest on the date Olimpia communicates its intent to transfer the Assigned Participation; POC: is the Assigned Olivetti Holding (expressed as a percentage of the Olivetti Shares (and/or of the Financial Instruments) held by Olimpia on the date Olimpia communicates its intent to transfer Assigned Olivetti Holding);

              o PO: the total holding in Olivetti and/or all Financial Instruments held by Olimpia before the assignment of the Assigned Olivetti Holding;

              with the understanding that:

                     (x) for the purposes of this paragraph 6.08bis, the Olivetti Shares and/or Financial Instruments for which Holinvest must impose the acquisition of the Olivetti Instruments by the Third Party Buyer will be identified as "Olivetti Instruments to be Assigned";

                     (y) once Holinvest communicates - pursuant to the following paragraph (c) - to Olimpia that it wishes to exercise the co-sale right set forth in this paragraph 6.08bis, Holinvest will be obligated to sell the Olivetti Instruments to be Assigned under the terms and conditions set forth in this paragraph 6.08bis and, in particular, the following paragraphs (d) and (e); and

       (b) In order to allow Holinvest to exercise the rights set forth in the previous paragraph (a), Olimpia undertakes to communicate to Holinvest any intention to sell, transfer, assign (including by spinoff), or otherwise transfer under any status or part of its own holding in Olivetti, as soon as allowed by the negotiations of the Olivetti Instruments with the Third Party Buyer (taking into consideration possible reasons of confidentiality), communicating to Holinvest the nature of the Third Party Buyer of the Olivetti Instruments and the terms and conditions of the possible transfer transaction.

       (c) Holinvest, after receiving the communication about the transfer project of the Assigned Olivetti Holding by Olimpia, must communicate to Olimpia within twenty (20) Business Days from receipt of the communication, whether or not it intends to exercise its own co-sale right.

       (d) Should Holinvest exercise the co-sale right set forth in this paragraph 8.06(ii)[sic], the transfers of the Assigned Olivetti Instruments to the Third Party Buyer of the Olivetti Instruments to be Assigned following such exercise must be perfected simultaneously with the transfer by Olimpia to the Third Party Buyer of the Olivetti Instruments of the Assigned Olivetti Holding.

       (e) The transfer prize of the Olivetti Instruments to be Assigned will be equal to the price for each Olivetti share (and/or Financial Instrument) obtained by Olimpia from the transfer for the assignment of the Assigned Olivetti Holding.

       (f) The Parties mutually take note and agree that - as a partial exception to the provisions of this paragraph 6.08bis - whenever Holinvest exercises the co-sale right referred to in this paragraph 6.08bis, the assignment of the Assigned Olivetti Holding which - pursuant to the terms of the preceding paragraph would include an event of Accelerated Standstill - it will not be considered Accelerated Standstill.

6.09   Taking Note. The parties mutually take note that:

       (i) the Agreements set forth in this Contract do not replace and therefore do not impair the validity, efficacy and enforceability of the Agreements referred to in the Paracorporate Pact executed on September 14, 2001 between Pirelli, Unicredito, and Intesa;

       (ii) in light of the preceding paragraph (i), the exercise by Unicredito and/or Intesa of the rights set forth in their favor in the Paracorporate Pact referred to in the previous paragraph
              (i) may not in any manner represent nonperformance of any commitments assumed by Unicredito and Intesa (as Current Olimpia Shareholders) under this Contract, nor cause under any other status any liability for Unicredito and Intesa themselves;

       (iii) whenever Unicredito and/or Intesa exercise the put right pursuant to the Paracorporate Pact referred to in the preceding paragraph
              (i), they will immediately be released from any obligation towards Hopa arising from this Contract, regardless of the date of the actual transfer of the Olimpia shares subject to the put, without prejudice to the fact that Pirelli will be automatically obligated towards Hopa to perform all such obligations towards Hopa itself;

       (iv) for whenever Unicredito and/or Intesa exercise the put right referred to in the previous paragraph (iii), Edizione Finance and Hopa waive, as of now, exercising the preference right established in their favor in the bylaws.


                                  ARTICLE VII


                 SHAREHOLDERS' AGREEMENTS CONCERNING HOLINVEST

7.01   Board of Directors of Holinvest.

       (a) For the entire Term of the Agreements, the board of directors of Holinvest will be made up of a fixed, unchangeable number of 7 members, one of whom will be appointed by Olimpia's designation.

       (b) The provisions of the previous paragraphs 6.01(b), (c) and (d) will apply, mutatis mutandis, to the Board of Directors of Holinvest.

7.02   Lock-up Commitments.

       (a) As of the date of this Contract and for a period of twenty months from the effective date of the Merger, Hopa:

              (i)    undertakes not to:

                     (A) offer, constitute in pledge, sell, carry out preliminary sale steps, lend or otherwise transfer or assign (including by contribution or partial spinoff), directly or indirectly, Hopa's Holinvest Holding or any financial instrument that may be converted or which would give right to a holding in the capital of Holinvest, or

                     (B) execute swap contracts and other acts and/or contracts transferring to a different party, in full or in part, any risk or economic profit arising from Hopa's ownership of the Holinvest Holding, regardless of the fact that the transactions described in the preceding points (A) and (B) must be liquidated by delivery of Hopa's Holinvest Holding or of the aforementioned financial instruments, for cash or otherwise.

              (ii) it pledges - without prejudice to the provisions of the following paragraphs (b) and (c) - to take all necessary steps to prevent Holinvest from:

                     (A) offering, selling, carrying out preliminary sales steps, lending, granting in pledge to guarantee obligations of third parties or otherwise transferring or assigning (including by contribution or partial spinoff), directly or indirectly, the Olivetti Instruments which, as of the date of this Contract, are owned by it, or any other financial instrument that may be converted or which gives right to a holding in the capital of Olivetti; or

                     (B) executing swap contracts or other acts and/or contracts transferring to a different party, in full or in part, any risk or economic profit arising from the ownership of the Olivetti Instruments which, as of the date of this Contract, are owned by it, regardless of the fact that the transactions described in the preceding points (A) and (B) must be liquidated by delivery of the Olivetti Instruments or of the other aforementioned financial instruments, for cash or otherwise.

       (b)    Concerning the provisions of the following paragraph 7.03:

              (i) the Parties mutually take note that they know the following:

                     (A) Holinvest gave in pledge to the banks which financed it (the "Creditor Banks") the Olivetti Instruments which, as of the date of this Contract, are owned by it (as identified in the document enclosed herewith under No. 7.02(b)(ii)(A)) as guarantee of the obligations to reimburse the financing granted to it by said Creditor Banks;

                     (B) Hopa undertakes to take all possible steps to avoid a possible discussion of the pledge by the Creditor Banks and therefore to preserve the preferred rights in favor of Olimpia referred in paragraph
                            7.03 below;

              (ii) in light of the provisions of the preceding paragraph (i), the Parties agree that:

                     (A) following the execution of this Contract, Hopa will do everything possible so that the Creditor Banks:

                            (1) consent that, in the event of sale of the Olivetti Instruments following the discussion of the pledge referred to in the preceding paragraph (i)(A), Olimpia be granted a preferred right concerning the acquisition of the Olivetti Instruments so sold; or, whenever such hypothesis is not feasible,

                            (2) to accept - in the event that the pledge referred to in the preceding paragraph
                                   (i)(A) must be discussed - to transfer to Olimpia the financing contracts and the respective guarantees, at a price equal to the market value as of that date of the credit given by the Creditor Banks to Holinvest, under the same financing contracts so assigned; on the other hand, it is understood that Hopa undertakes as of now to cause Holinvest - in the event that the Creditor Banks declare their availability to transfer the contract as indicated in this paragraph (ii)(A)(2) to accept - and therefore consent to - such assignments:

                     (B) without limitation to the provisions of the preceding paragraph (A), immediately after the execution of the this contract, the Parties will send a joint communication to the Creditor Banks to inform them of the existence of the preferred right referred to in paragraph 7.03 below, and also requesting the Creditor Banks to a meeting to discuss the provisions of the aforementioned paragraph (ii)(A);

                     (C) in order to help Olimpia achieve the purposes set forth in the previous paragraph (i)(C), Hopa will allow a representative of Olimpia (chosen by Olimpia with the consent of Hopa - which may not be unreasonably denied) to participate in all the meetings with the Creditor Banks which are the consequence or related to the provisions of the previous paragraph (ii)(A); (iii) the sections in the previous paragraphs(i) and (ii) will apply, mutatis mutandis, also in the case of subsequent financing and the respective pledges, with the understanding that the pledges so granted by Holinvest may refer only to the debts contracted by it, to the exclusion of the guarantee pledges of the debts of other parties.

       (c) Hopa's obligation referred to in the previous paragraph (a)(ii) is understood in the sense of allowing Holinvest to freely dispose - during the lock-up period - of the Olivetti Instruments and/or Financial Instruments (but without application of the preferred right referred to in paragraph 7.03 below) provided that during said period, Holinvest keeps its ownership of a number of securities of not less than 65% and not more than 125% of those listed in the previous paragraph 4.01(ii)(A) and provided the shares of the companies director or indirectly controlled by Olivetti do not exceed 10% of the assets of Holinvest, without prejudice to the composition of the assets of Holinvest on the Relevant Date.

7.03   First Preferred Right in Favor of Olimpia.

       (a) At the end of the Lock-up period referred to in the previous paragraph 7.02(a)(ii) and for the entire residual Term of the Agreements - and in any case until the effective date of the Spinoff and of the Holinvest Spinoff - Holinvest may freely dispose of the Financial Instruments and of the Olivetti Shares, provided it - should it carry out any of the transactions set forth in the previous paragraph 7.02(a)(ii)(A) and (B) - grant Olimpia (with written communication detailing the identity of the potential buyer whenever it is known to Holinvest, regardless of the fact that the sale takes place on the regulated market, and all the elements necessary for the adequate evaluation of the offer of the latter and of the elements showing his seriousness) a preferred right in the Olivetti Instruments which are the object of such transaction.

       (b)    It is understood that:

              (i) the offer must be presented by the third party within (30) thirty Business Days from the date Olimpia received Holinvest's communication referred to in the previous paragraph 7.03(a);

              (ii)   the preferred right referred to in the previous paragraph
                     (b) must be exercised by the Olimpia within two (2) Business Days after Olimpia's receipt of the respective denunciatio.

7.04 Holinvest's Bylaws. Hopa will take all necessary steps so that, by the date of the Merger and not later, Holinvest's bylaws be amended to allow Holinvest exclusively to engage in the holding and financial activity concerning ownership and trading of the Olivetti Shares, Olivetti Instruments and Financial Instruments, as well as the shares and/or financial instruments of the companies directly or indirectly controlled by Olivetti; Hopa's commitment is subject to the admissibility of such amendment pursuant to current legislation, without prejudice to the fact that Hopa will not be obligated to make such amendment whenever it implies the prohibition to Holinvest from continuing to own the holdings in securities other than those indicated in this paragraph, as currently owned, with the understand that, in this case, Hopa undertakes to cause Holinvest not to acquire new securities other than those described above. In addition, within the same term, Hopa undertakes to make in the current bylaws of Holinvet [sic] the amendments necessary to make it consistent with the model bylaws enclosed herewith under No. 7.04.

7.05 Second Preferred Right in Favor of Olimpia. (a) In the absence of a scenario of Accelerated Standstill, on the expiration of the first three-year period of the term of the Agreements (but completely independently from the fact that the agreements are extended for a subsequent three-year period or not) Hopa will cause Holinvest to execute with Olimpia a preferred rights agreement with a term of two years, under which - as of that date - Holinvest - whenever it intends to offer, pledge, sell, carry out preliminary sale steps, sell any sale option or contract, grant any option, right or warrant for acquisition, lend or otherwise transfer, assign or dispose (including by contribution or partial spinoff), directly or indirectly, all or part of Olivetti's holding post-Spinoff - it must offer it preferentially to Olimpia to the extent that, due to the transaction planned, Hopa and Holinvest would own together less than:

       (i)    65% of the holding in Olivetti belonging to them by the effect of the Spinoff; or

       (ii) 65% of the Olivetti Instruments owned by Holinvest on the reference date of the Spinoff.

              (b)    The preferred right referred to in the previous paragraph
                     (a) must be exercised by Olimpia within 15 days after its receipt of the respective denunciatio.

              (c) For the entire term of the preferred rights agreement set forth in this paragraph 7.05, the provisions of the previous paragraph 6.05 apply, mutatis mutandis.


                                  ARTICLE VIII


                     STANDSTILL AND ACCELERATED STANDSTILL

8.01 Identification of standstill cases. For the purposes of this Contract, "Standstill" means a situation of disagreement, expressed in preliminary consultations or, in the absence thereof, in the Extraordinary Shareholders' Meeting of Olimpia or in the Board of Directors of Olimpia, among the Current Olimpia Shareholders, on the one hand, and Hopa, on the other hand, on a Relevant Subject, at any time during the Term of the Agreements.

8.02 Obligation of consultation. The Current Olimpia Shareholders undertake to first consult Hopa whenever a Relevant Deliberation must be discussed or approved.

8.03 Procedure. (a) For the performance of the obligation referred to in paragraph 8.02 above, the Current Olimpia Shareholders and Hopa undertake to meet, or to first consult each other by telephone conference or videoconference, subject to the appropriate minutes, within and not later than the third (3rd) day prior to the day scheduled for the meeting of the board or shareholders of Olimpia, or immediately after they become aware, in the event of urgent invitation from the meeting of the Board of Olimpia pursuant to the applicable bylaws' provisions.

       (b) In the consultation referred to in this paragraph, the Current Olimpia Shareholders and Hopa will do everything possible to reach an agreement and/or identify a common position in the issues submitted to their examination, and undertake for this purpose to act in good faith.

       (c) The unjustified absence of a Party in the preliminary consultation or its abstention from decisions reached during the consultation, implies acceptance of the decisions reached by the other Party and impose on the absent or abstaining Party the obligation to comply with and observe such decisions.

8.04 Manifestation of will. (a) Whenever the Current Olimpia Shareholders and Hopa, in the preliminary consultation referred to in paragraphs 8.02 and
       8.03 above, reached an agreement concerning the issues submitted to said consultation, they will be obligated to express their will at the competent levels, according to the following provisions:

       (i) by giving a joint representative delegation to participate in Olimpia's extraordinary shareholders' meeting and to cast the vote in said meeting, according to the decision made; or, as applicable,

       (ii) to cause its representatives in the Board of Directors of Olimpia to participate in the meeting of the board and cast their vote there, according to the joint decisions reached in the preliminary consultation.

              (b) Otherwise, in the absence of mutual agreement on the issues submitted to consultation, Hopa will be obligated to refrain from participating in the meeting of the shareholders or of the board and from casting or causing its vote to be cast at said level and/or refrain from expressing, at any level and mode, its will or position concerning the issue subject to said preliminary consultation, except as indicated in point (d) below.

              (c) Whenever the preliminary consultation referred to in the previous paragraphs 8.02 and 8.03 does not take place by the fault of the Current Olimpia Shareholders, Hopa will have the right to participate in the meeting of the shareholders and/or board and cast or cause casting of its vote at that level and/or to express, at any level and mode, its will or position concerning the Relevant Subject, except as set forth in point (d) below.

              (d) Whenever the situation referred to in point (b) or the situation referred to in point (c) above occur, Hopa will have the right to send to the Current Olimpia Shareholders, by telegram or registered letter and pursuant to paragraph 12.03, a "Standstill Notice" within the term of 15 (fifteen) days from the end of the consultation referred to in paragraph 8.03 or, in the absence of consultation, from the date of the decision referred to in the preceding paragraph 8.04(c).

              (e) Within 30 Business Days from the date the Current Olimpia Shareholders received the Standstill Notice, the Parties must request - for the only purpose referred to in paragraph 10.01 below - by unappealable judgment of an Arbitration Board, to be appointed in accordance with
                     Article XIII below, the ascertainment, for the purposes set forth in Article X, of whether or not the Standstill situation was declared by Hopa in good faith.

              In any event, it is understood in order to avoid any doubt, that Hopa's right (as referred to in Article IX below) to have the Spinoff [and] the Holinvest Spinoff take place without the results of such ascertainment and therefore the Current Olimpia Shareholders must implement all necessary steps for the Spinoff and Holinvest Spinoff to take place within the term indicated in paragraph 9.01(c) below.

8.05   Rights of the Parties.

       (a) Whenever Hopa sends to the Current Olivetti Shareholders a Standstill Notice pursuant to paragraph 9.04 (c) above, Hopa will have the right (which will be deemed exercised by the receipt of the Standstill Notice by the Current Olimpia Shareholders pursuant to point (c) paragraph 8.04 above) to claim - as of the end of the thirty-sixth (36) month after the date of the Merger (the "Initial Term") - all necessary steps to be taken so that within 6 months from the Initial Term, the Spinoff and Holinvest Spinoff take place pursuant to the applicable provisions of
              Article IX below.

       (b) The Parties agree that in any case of absence of opt-out of the Parties and their consequent automatic renewal pursuant to the provisions of paragraph 6.00(b) above, the Initial Term must be considered from time to time [the end of the thirty-sixth (36) month after the date of each renewal].

8.06   Identification of Cases of Accelerated Standstill.

       (a) Whenever - during the Term of the Agreements - one of the following events takes place (each of them an event of "Accelerated Standstill"):

              (i) a decision is made for the merger and/or spinoff of Olimpia and/or Olivetti with companies other than companies directly or indirectly controlled;

              (ii) Olimpia stops owning a holding in Olivetti at least equal to the Holding in Olivetti, including as a consequence of:

                     (A) transfer and/or assignment (including by spinoff) and/or contribution of all or part of its holding in Olivetti and/or Financial Instruments (with voting right) to companies belonging to the groups in which the Current Olimpia Shareholders are members or which are managed by them; or

                     (B) transfer and/or assignment (including by spinoff) of all or part of its holding in Olivetti and/or Financial Instruments (with voting right) to third parties with payment in kind (for example by swap or contribution).

              (iii) Olimpia's debt/equity Ratio - without prejudice to paragraph (b) below - exceeds 1:1;

              (iv) the Current Olimpia Shareholders decide to contribute all or part of their total holding in Olimpia to companies belonging to groups in which the Current Olimpia Shareholders are members or which are managed by them;

              (v)    without prejudice tot he provisions of paragraph 8.06(b)
                     (iii) (C) below, there are plans for transfer, assignment and/or conveyance (including by spinoff) under any status, of all or part of the total holding of the Current Olimpia Shareholders in Olimpia, to companies belonging to groups in which the Current Olimpia Shareholders are members or which are managed by them, at a price lower than the market price of Olimpia's holding in Olivetti plus (euro)
                     0.60 per Olivetti Share and/or Financial Instrument owned by Olimpia. It is understood that, whenever Extraordinary Transactions or Capital Transactions are carried out, such increase of (euro) 0.60 must be determined for a number of Olivetti Shares and/or Financial Instruments appropriately adjusted or adapted as a consequence of such Transactions, according to market practice, with the understanding that whenever, due to the determination of such number there is a disagreement between the Parties, such determination will be requested by the most diligent Party from a prime business bank chosen by mutual agreement or, in the absence thereof, designated by the President Judge of the Court of Milan;

              (vi) there are plans for assignment and/or conveyance (including by spinoff) of all or part of the total participation of the Current Shareholders in Olimpia to third parties, with payment in kind (for example by swap or contribution), whenever the third party does not assume towards Hopa the same obligations assumed by the Current Olimpia Shareholders pursuant to the agreements, without prejudice to the fact that in such case Hopa will not be subject to any co-sale obligation;

              in all these cases, Hopa will have the right to ask Olimpia and the Current Olimpia Shareholders to take all necessary steps in order to decide - pursuant to the applicable provisions of
              Article IX below - on the Spinoff and Holinvest Spinoff.

              (b)    The Parties mutually take note that:

                     (i) the right granted to Hopa in paragraph (a) above will be deemed exercised when the Current Olimpia Shareholders receive a written communication from Hopa indicating to the Current Olimpia Shareholders its desire to enforce its rights established in the event of Accelerated Standstill, "Accelerated Standstill Notice";

                     (ii) this communication must be sent by Hopa to the Current Olimpia Shareholders not later than by the fifteenth (15th) day after the occurrence of one of the events referred to in paragraph (a) above;
                            (iii) in the event referred to in paragraph
                            8.06(a)(v) above, Hopa will not have:

                            (A) the right to exercise the co-sale rights reserved in its favor in paragraph 6.08(a) above;

                            (B) the right to exercise its preferred right established in the bylaws; and

                            (C)    any co-sale obligation.

8.07   Exceptions to Cases of Accelerated Standstill.

       (a) In partial derogation to the provisions of paragraph 8.06(a)(iii) above, the Parties mutually take note that:

              (i) the occurrence of a possible excess over the ratio of 1:1 in the debt/equity Ratio of Olimpia, relevant for the purposes of paragraph 8.06(iii) above, will exclusively be that carried out by Olimpia and the Current Olimpia Shareholders and communicated by them to Hopa (including as part of the approval of the periodic financial statements and balance sheets of Olimpia by its Board of Directors) quarterly, and at any time following a written request from Hopa to Olimpia; and

              (ii) it may be considered that the event referred to in the previous paragraph 8.06(iii) took place only if, following said event, the debt/equity Ratio of Olimpia is not restored to a value equal to or lower than 1:1 within the next 5 days from the date of the communication by which Olimpia notifies Hopa that the debt/equity Ratio of Olimpia has exceeded 1:1 or, as an alternative, the latter does not irrevocably undertake to restore it, with the understanding that such restoration may occur (A) by non-refundable payments to the capital account made by the Current Olimpia Shareholders and without causing economic difficulties for Hopa or dilutions of the latter's holding in Olimpia or (B) by subordinated financing, with the understanding that, in this case, the current Olimpia Shareholders will be obligated (in order to avoid an Accelerated Standstill) to convert or replace within 60 (sixty) days such subordinated financing by non-refundable payments to the capital account, without causing economic difficulties for Hopa or dilution of the latter's holding in Olimpia.

       (b)    In addition, the Parties mutually take note that:

              (i) the transfer or contribution of their holding in Olimpia will not constitute a case of Accelerated Standstill pursuant to paragraph 8.06(v) above:

                     (A) by one of the Current Olimpia Shareholders, to a company which is (and remains) controlled by it; and

                     (B)    by Unicredito and Intesa to:

                            (1) a company subject to joint control of said parties in their respective bank group and as long as they remain members thereof; and/or

                            (2) to Pirelli, pursuant to the provisions of the current Pool Agreement between Pirelli, on the one hand, and Unicredito and Intesa on the other hand, provided that Pirelli - simultaneously with such assignment or contribution - is subrogated in the obligations assumed by Unicredito and Intesa towards Hopa pursuant to the Agreements and in general pursuant to this Contract;

                     (C) by Edizione to Pirelli pursuant to the provisions of the current Pool Agreement between Pirelli, on the one hand, and Edizione, on the other hand, whereby Pirelli is subrogated as of now, in the event of such assignment or contribution, in the obligations assumed by Edizione towards Hopa pursuant to the Agreements and, in general, pursuant to this Contract;

              (ii) the assignments referred to in paragraph 8.07(b)(i) above will not give Hopa the right to exercise the co-sale rights reserved to it under paragraph 6.08(a) above, nor the preferred right established for it in the bylaws, nor will they create any co-sale obligation for Hopa.

8.08. Relations between Standstill and Accelerated Standstill. The Parties mutually take note that whenever, in the event of a Standstill, there is an event of Accelerated Standstill, the applicable provisions in the case of Accelerated Standstill will prevail and, whenever there is an Accelerated Standstill, there may be no Standstill or a subsequent Accelerated Standstill, with the understanding that in the event of a Standstill, an Accelerated Standstill may take place but a subsequent Standstill may not be deemed to occur.


                                   ARTICLE IX


                         SPINOFF AND HOLINVEST SPINOFF

9.00 Triggering Events. Should Hopa exercise the rights set forth in its favor in paragraphs 8.05 and 8.06(a) above, and in the event of failure to renew the Agreements on their initial expiration or at the expiration of the subsequent renewals periods pursuant to paragraph 6.00 above:

       (i) the Current Olimpia Shareholders undertake to do everything necessary so that - pursuant to the following paragraphs of this
              Article IX and in particular paragraph 9.01 - the Spinoff takes place; and

       (ii) Hopa and Olimpia undertake to do everything necessary so that - pursuant to the following paragraphs of this Article IX and in particular paragraph 9.04 - the Holinvest Spinoff takes place.

9.01   The Spinoff.

       (a) The Spinoff will consist of a partial spinoff of Olimpia as a consequence of which Hopa will receive the pro-quota of Olimpia's assets and liabilities.

       (b) The reference date, including for the determination of the pro-quota of the assets and liabilities and without prejudice to paragraph 9.02, of the Spinoff (the "Relevant Date") will be:

              (i) the Initial Term, in the event of Standstill and in the event of failure to renew the Agreements on the original expiration or on the expiration of the subsequent renewal periods (without prejudice to paragraph 8.05(b) above); and

              (ii) a date coinciding with the third (3rd) Business Day following the date of the relevant event for the purposes of Accelerated Standstill, in the event of Accelerated Standstill.

       (c) Without prejudice to paragraph 9.06 below, the Current Olimpia Shareholders must take all necessary steps to complete the Spinoff within six (6) months:

              (i) from the Initial Term, in the event of Standstill and in the event of failure to renew the Agreements on the original expiration or on the expiration of the subsequent renewals periods; and

              (ii) from the date of receipt of the Accelerated Standstill Notice, in the event of Accelerated Standstill.

9.02 Commitment of the Current Olimpia Shareholders. Without prejudice to paragraph 9.07 below for the so-called cash settlements, in all cases in which, pursuant to this Contract, it is necessary to proceed with the Spinoff, the Current Olimpia Shareholders must do everything necessary so that, on the Relevant Date:

       (i)    the assets of Olimpia consist at least of the Olivetti Holding
              (ii) the share of the Olivetti Holding and Financial Instruments to be attributed to Hopa in the Spinoff is equal to the percentage of Hopa's holding in the capital of Olimpia, without prejudice to the fact that, in the Spinoff, Hopa must be attributed a share of the Olivetti Holding including in the event that, on the Relevant Date, Olimpia has a holding lower than the Olivetti Holding, except that, upon the reduction of Olimpia's holding in Olivetti below the Olivetti Holding, the exercise of the co-sale right is obtained by Hopa; in this case, Hopa will be attributed the pro rata of Olimpia's holding in Olivetti and of its financial instruments;

       (ii) Hopa will be attributed a portion, in a percentage equal to Hopa's holding percentage in Olimpia's capital,

              (A)    of Olimpia's holding in Holinvest on the Relevant Data; or

              (B) the share reserved to Olimpia in connection with Holinvest's assets and liabilities on the same date.

9.03 Further Commitments in the Event of Standstill, Accelerated Standstill and Failure to Renew. In addition to the provisions of Paragraph 9.02 above, in the event of Spinoff following a Standstill, and an Accelerated Standstill or failure to renew the Agreements, the Current Olimpia Shareholders must take all necessary steps so that the debt/equity Ratio of Olimpia on the Relevant Date is not higher than 1:1.

9.04 Subsequent Commitments only in the Event of Accelerated Standstill. In addition to the provisions of paragraph 9.02 above, in the event of Spinoff following an Accelerated Standstill (and therefore not in the case of Standstill or failure to renew the Agreements), the Current Olimpia Shareholders must take all necessary steps so that the effects of the event which gives rise to Hopa's right to enforce the Accelerated Standstill (provided it does not consist of the events referred to in paragraphs 8.06(ii) and 8.06(iii) below) do not damage the Spinoff.

9.05   Holinvest Spinoff.

       (a) The Holinvest Spinoff will consist of a partial spinoff of Holinvest as a consequence of which Olimpia will be attributed the pro-quota of the assets and liabilities of Holinvest.

       (b) Without prejudice to paragraph 9.07 below, the reference date of the Holinvest Spinoff will be the Relevant Date of the Spinoff (and must therefore be determined pursuant to paragraph 9.01(b) above).

       (c) Without prejudice to paragraph 9.07 below, Hopa must take all necessary steps for the Holinvest Spinoff to be completed within six (6) months:

              (i) from the Initial Term, in the event of Standstill and in the event of failure to renew the Agreements on the original expiration or on the expiration of the subsequent renewals periods; and

              (ii) from the date of receipt of the Accelerated Standstill Notice, in the event of Accelerated Standstill.

9.06 Commitment of Hopa. In all cases in which the Holinvest Spinoff must be carried out, Hopa will take all necessary steps so that, on the Relevant
       Date:

       (i)    Holinvest's debt/equity Ratio is not higher than 1:1; and

       (ii) Holinvest's assets do not include financial instruments other than Olivetti Bonds or other Olivetti Instruments or financial instruments derivative from Extraordinary Transactions or Olivetti Shares arising from the conversion of the instruments of mentioned above, in addition to the Olivetti Shares referred to in paragraph 4.01 (a) (ii) (A) (4) above.

9.07   Modalities of the Spinoff and Holinvest Spinoff.

       (a) Without prejudice to the previous paragraphs of this Article IX, the Parties mutually take note that, in order to carry out the agreement of the Parties in the event that it is necessary to proceed with the Spinoff and the Holinvest Spinoff:

              (i) the Holinvest Spinoff must proceed and be effective before the Spinoff becomes effective, and must attribute to Olimpia (or, should it so require, in writing, to one of its fully-held subsidiaries) the pro-quota of the assets and liabilities of Holinvest (as set forth in paragraphs
                     9.05 and 9.06 above); however, it is understood that, whenever Hopa so desires, instead of the Holinvest Spinoff (and therefore instead of the allocation to Olimpia of the pro-quota of the assets and liabilities of Holinvest) Hopa may liquidate Olimpia [and therefore buy Olimpia's holding in Holinvest] with a payment in cash (so-called cash settlement) whose amount must be calculated equal to the difference, calculated at market prices on the Relevant Date, between the assets and liabilities which, in the event of the Holinvest Spinoff (and therefore in the event of allocation to Olimpia of the pro-quota of the assets and liabilities of Holinvest) would have been reserved for Olimpia; with the understanding that this right may be exercised by Hopa only within 15 (fifteen) Business Days from the Relevant Date, and that the payment of the aforementioned amount must take place within 15 (fifteen) Business Days after the exercise of said right.

              (ii) subsequently - although without solution of continuity - at the time the Holinvest Spinoff becomes effective, the Spinoff will be carried out attributing to Hopa (or, if it so desires, to one of its fully-held subsidiaries) the pro-quota of the assets and liabilities of Olimpia (as set forth in paragraphs 9.01 to 9.04 above); however, it is understood that, whenever the Current Olimpia Shareholders so desire, instead of the Spinoff (and therefore instead of the allocation to Hopa of the pro-quota of the assets and liabilities of Olimpia) the Current Olimpia Shareholders may liquidate Hopa [and therefore buy the pro-quota, unless decided otherwise, of Hopa's entire holding in Olimpia] with a payment in cash (so-called cash settlement) whose amount must be calculated equal to the difference, calculated at market prices on the Relevant Date, between the assets and liabilities which, in the event of the Spinoff (and therefore in the event of allocation to Hopa of the pro-quota of the assets and liabilities of Olimpia) would have been reserved for Hopa; with the understanding that this right may be exercised by the Current Olimpia Shareholders only within 15 (fifteen) Business Days from the Relevant Date, and that the payment of the aforementioned amount must take place within 15 (fifteen) Business Days after the exercise of said right.

              (iii) including in the event of cash settlement, Hopa will be paid or attributed the Increase Premium to which it is entitled pursuant to Article X below.

              (iv) the stipulation of the Spinoff instrument will be subject to the stipulation of the preferred right agreement referred to in paragraph 7.05 above, whose enforceability will be, in turn, subject, as a suspensive condition, to the completion of the Spinoff.

       (b) Furthermore, the Parties mutually take note of the fact that Olimpia's liabilities include a "syndicated loan," in the amount of (euro) 1.8 billion maturing in October 2006, which cannot be distributed as part of the Spinoff between the company subject to spinoff and the beneficiary, and that therefore:

              (i) such syndicated loan will fully remain in the liabilities of Olimpia;

              (ii) as part of the Spinoff, Olimpia will attribute to the beneficiary another financial loan, equal to the portion of the syndicated loan receivable by the beneficiary of the Spinoff, without changing the preexisting pro-quota of the assets and liabilities to which the beneficiary is entitled.

       (c) The Parties mutually take note that, as part of the Holinvest Spinoff, as part of the attribution of the pro-quota of the applicable assets and liabilities, Hopa will be attributed 1,000,000 Olivetti Bonds and the respective debt as referred to in paragraph 4.01(ii)(D)(2).

                                   [omitted]


                                   ARTICLE X


                                INCREASE PREMIUM

10.00 Description. In all the events in which it is necessary to proceed with the spin-off, pursuant to the applicable provisions of this contract and in particular Article 9 above (in the calculation of the pro quota of the assets and liabilities to which the beneficiary is entitled under the spin off) Olimpia or the current Olimpia shareholders, if Olimpia fails to do so, must pay to Hopa, by the methods referred to in paragraph 10.04 below, but in addition to any right of Hopa by the effect of the spin-off pursuant to Article IX above, an Increase Premium (the "Increase Premium") for each Olivetti share and/or financial instrument which, by the effect of the spin-off, must be attributed to Hopa (or should have been attributed to Hopa in the event that the current Olimpia shareholders would have exercised their right to the cash settlement pursuant to the paragraph 9.07(a) above, to be determined and paid pursuant to the provisions of the following paragraphs of this Article X. It is understood that, whenever Extraordinary Transactions or Capital Transactions are carried out, such Increase Premium must be paid for the entire number of Olivetti shares and/or financial instruments timely adjusted or adapted as a consequence of such transactions, according to market practice, with the understanding that whenever, due to the determination of such number there is a disagreement between the Parties, such determination will be requested by the most diligent Party from a prime business bank chosen by mutual agreement or, in the absence thereof, designated by the Presiding Judge of the Court of Milan; with the understanding that, without prejudice to paragraph (i) above, the Increase Premium will be paid only for the Olivetti shares and Financial Instruments directly or indirectly owned, held, or available to Olimpia as of the date of the Spinoff (net of those arising from the Holinvest Spinoff, which will consequently not be considered for the determination of the Increase Premium). Whenever actually paid, the Increase Premium must be considered to include all Hopa's claims following the Standstill or the accelerated Standstill, as the case may be.

10.01 The Increase Premium In The Event of Standstill: In the event that the spin-off takes place following a standstill, the Increase Premium must be determined as follows:

       (i)    at (euro) 0.35, whenever the arbitration board referred to in
              Article XIII below, selected by the parties pursuant to paragraph 8.04(d) above, determines that the standstill was declared by Hopa not in good faith; or instead

       (ii)   at (euro) 0.60, whenever the arbitration board referred to in
              Article XIII below, selected by the parties pursuant to paragraph 8.04(d) above, determines that the standstill was declared by Hopa in good faith.

10.02 The Increase Premium in the Event of Accelerated Standstill. In the event that the spin-off takes place following an accelerated standstill, the Increase Premium will be equal to (euro) 0.60, without prejudice to the fact that, in the case referred to in paragraph 8.06 (ii) above, the Increase Premium will be equal to (euro) 0.70.

10.03 The Increase Premium in the Event of Failure to Renew the Agreements. In the event that the spin-off takes place as the consequence of the failure to renew the agreements, the Increase Premium will be determined according to the following provisions:

       (i) the Increase Premium may not in any event and therefore not even if the parties resort to the evaluation of the investment banks referred to in paragraph (ii) below, be determined at an amount of less than (euro) 0.35;

       (ii) the Increase Premium will be determined by mutual agreement between the current Olimpia shareholders and Hopa within 10 business days from the last day of the term of the agreement or, in the absence of such agreement, by two "investment banks" within the national standing selected one by each party; for the purposes of this paragraph 10.03. party means Hopa, on the one hand, and the current Olimpia shareholders on the other hand, without prejudice to the fact that, whenever the "investment banks" so appointment disagree on the evaluation within 30 business days from their appointment, the evaluation will be made by a third "investment bank" with the same standing, selected by agreement between the first two (at the time the parties give the task) or, in the absence of agreement, by the presiding judge of the Court of Milan;

       (iii) the Presiding Judge of the Court of Milan will be (in the order and in the terms indicated above) also requested to appoint the "investment bank" which one of the parties may have omitted to appoint or to replace it, in the event of its subsequent transfer of the task; (iv) the evaluation referred to in point (i) above will be final and binding for the parties pursuant to articles 1349 and 1473 of the Civil Code, for the purposes of this Article X and in particular this paragraph 10.03.

10.04 Terms and Modalities of Payment of the Increase Premium. The Increase Premium must be paid or allocated to Hopa by Olimpia - or by the current Olimpia shareholders pursuant to paragraph 10.00 above - in immediately available funds;

       (i)    in the event referred to in paragraph 10.01 above;

              (A) concerning the (euro) 0.35, at the time of affecting the spin-off: and

              (B) concerning the possible balance (equal to (euro) 0.25) within 15 (fifteen) business days from the decision of the arbitration board, determining that the standstill was determined by Hopa in good faith;

       (ii)   in the event referred to in paragraph 10.02 above, concerning the
              (euro) 0.35, within 30 (thirty) calendar days from receipt of the accelerated standstill notice by the current Olimpia shareholders, and the balance of the applicable Increase Premium at the time of perfecting the spin-off;

       (iii) in the event referred to in paragraph 10.03 above, within 30 (thirty) business days from the determination referred to in points (ii) to (iv) of paragraph 10.03 above;

                                   ARTICLE XI


                              EXPENSES AND BURDENS

                                   [omitted]


                                  ARTICLE XII


                               GENERAL PROVISIONS

                                   [omitted]


                                  ARTICLE XIII


                                    DISPUTE

                                   [omitted]

Please note that the entire agreement (without omitted parts):

       (i) will be deposited with the Company Registry of Milan and Turin/Ivrea pursuant to Article 122, paragraph 1(c) of Article 122 of Legislative Decree 58/98; and

       (ii)   is already available on Pirelli's web-site at www.pirelli.com

Milan, March 1, 2003

                                  Annex XVIII.
            Report of the auditing firm Reconta Ernst & Young S.p.A.
        [on the pro-forma consolidated and company financial statements of Olivetti S.p.A. for the year ended 31 December 2002]

[GRAPHIC] ERNST & YOUNG           Reconta Ernst & Young S.p.A.





                                Olivetti S.p.A.

                        PRO-FORMA FINANCIAL INFORMATION
                 as of and for the year ended December 31, 2002




                 INDEPENDENT ACCOUNTANTS' REPORT ON EXAMINATION
                       OF PRO-FORMA FINANCIAL INFORMATION
                  (Translation from the original Italian text)

                         [LETTERHEAD OF ERNST & YOUNG]



                 INDEPENDENT ACCOUNTANTS' REPORT ON EXAMINATION
                       OF PRO-FORMA FINANCIAL INFORMATION
                  (Translation from the original Italian text)


To the Board of Directors of Olivetti S.p.A.


1. We examined the financial information consisting of pro-forma consolidated balance sheet and income statement, accompanied by the explanatory notes, of the Olivetti Group as of and for the year ended December 31, 2002 (the "pro-forma financial information").

     Such financial information derive from the historical financial data included in the consolidated financial statements of Olivetti S.p.A. as of and for the year ended December 31, 2002 and from the pro-forma adjustments applied to such data and examined by us. The consolidated financial statements as of and for the year ended December 31, 2002 have been audited by us and we have issued our auditors' report on April 18, 2003.

     The pro-forma financial information have been prepared on the basis of the assumptions described in the explanatory notes to reflect the effects of the merger of Telecom Italia S.p.A. into Olivetti S.p.A., detailed in the Plan for the Merger adopted by the Boards of Directors of Olivetti S.p.A. and Telecom Italia S.p.A. on April 15, 2003.

2. The financial information of the consolidated pro-forma balance sheet and income statement, accompanied by the explanatory notes, as of and for the year ended December 31, 2002, have been prepared as required by article 70 of CONSOB Rule n.1197l/99, and subsequent changes, in application of Law Decree n. 58/98 concerning the regulations governing listed companies.

     The scope of the preparation of the consolidated pro-forma balance sheet and income statement is to present, in accordance with valuation criteria consistent with the historical financial data and with the applicable regulations, the effects of the above mentioned merger transaction on the consolidated economic trend and on the consolidated balance sheet of the Olivetti Group, as if such transaction virtually occurred on December 31, 2002 and, with respect to the economic effects only, at the beginning of the year 2002. However, it should be noted that if the merger transaction had actually occurred on such dates, the results that are presented therein would not be necessarily obtained.

     The directors of Olivetti S.p.A. are responsible for the preparation of the pro-forma financial information. Our responsibility is to express an opinion on the reasonableness of the assumptions adopted by the directors for the preparation of the pro-forma financial information and on the correctness of the methodology utilized in preparing such data. In addition, it is our responsibility to express an opinion on the correctness of the valuation criteria and of the accounting principles applied.

3. Our examination has been made in accordance with the criteria recommended by CONSOB in its Recommendation n. DEM/1061609 of August 9, 2001 for the examination of the pro-forma data and applying the procedures we deemed necessary in the circumstances with respect to the engagement received.

4. In our opinion, the assumptions adopted by Olivetti S.p.A. for the preparation of the financial information of the pro-forma consolidated balance sheet and income statement of the Olivetti Group as of and for the year ended December 31, 2002, accompanied by the explanatory notes, to reflect the merger of Telecom Italia S.p.A. into Olivetti S.p.A., described under paragraph 1 above, are reasonable and the methodology utilized for the preparation of the above mentioned financial information has been properly applied for the information purposes described above. In addition, we believe that the valuation criteria and the accounting principles have been properly applied for the preparation of such data.

5. In order to integrate the required financial information, Olivetti S.p.A. also presented the financial data with respect to the pro-forma balance sheet and income statement as of and for the year ended December 31, 2002 of the company resulting from the merger, derived from the historical data of the financial statements of Olivetti S.p.A. and of Telecom Italia S.p.A., also audited by us. We believe that, consistently with what reflected in the consolidated pro-forma financial information, the assumptions adopted for the preparation of the pro-forma adjustments included in these financial information are reasonable.


Turin, May 13, 2003


                                            Reconta Ernst & Young S.p.A.
                                         Signed by: Mario Lamprati, Partner

                                   Annex XIX.

            Quarterly report of Olivetti S.p.A. as of March 31,2003

                                Olivetti S.p.A.














                       Quarterly Report at 31 March 2003
              (CONSOB resolution no. 11971 of 14.5.1999, art. 82)









                                    Olivetti

                               The Olivetti Group

                   SUMMARY OF BUSINESS AND FINANCIAL RESULTS

In the first quarter of 2003, the Group posted a consolidated loss of 397 million euros, down by 210 million euros from the 2002 first-quarter loss of 187 million euros; the year-earlier figure included gains of 728 million euros realised on disposals (Bouygues Decaux Telecom and Lottomatica), which had a net impact of 243 million euros on the Group result. Excluding this effect, the 2003 first-quarter result would have reflected an improvement of 33 million euros on the year-earlier first quarter.

Group net financial indebtedness at 31 March 2003 totalled 31,891 million euros (16,079 million euros for the Telecom Italia Group), a decrease of 1,508 million euros from 31 December 2002 (33,399 million euros), of which 2,039 million euros attributable to the Telecom Italia Group.

Olivetti Group total shareholders' equity at 31 March 2003 was 20,659 million euros (11,233 million euros after minority interests); at 31 December 2002 it was 20,624 million euros (11,640 million euros after minority interests).

The table below sets out key business and financial data for the Olivetti
Group:

                                       1st quarter    1st quarter     Full year
(in millions of euros)                     2003          2002           2002
                                       -----------    -----------     ---------
INCOME FIGURES
Revenues                                    7,291         7,533          31,408
Result before interest and taxes
(EBIT) and non recurring income and
charges                                     1,515         1,391           6,016
EBIT                                        1,508         2,041             520
Income before taxes and minority interests    868         1,313          (2,516)
Net result for the period                    (397)         (187)           (773)
Net result before amortization of goodwill    (70)          136             520
on Telecom Italia

BALANCE SHEET AND FINANCIAL FIGURES     31.3.2003                    31.12.2002
                                        ---------                    ----------
Net financial indebtedness                 31,891                        33,399
Total shareholders' equity                 20,659                        20,624
Group shareholders' equity                 11,233                        11,640

                                        31.3.2003                    31.12.2002
                                        ---------                    ----------
EMPLOYEES (in units)                     104,379                        106,620

The Parent Company Olivetti S.p.A. posted a loss of 222 million euros in the first quarter of 2003, compared with a loss of 60 million euros in the year-earlier first quarter, which reflected the positive impact of the gain of 158 million euros realised from acceptance of the public tender offer on Lottomatica.

                             5 | The Olivetti Group

The breakdown of Group personnel at 31 March 2003 by company was as follows:

                                31.3.2003          31.12.2002      Changes
(employees)                        (a)                 (b)           (a-b)
--------------------------      ---------          ----------      -------
Olivetti S.p.A.                       70                 70            -
Finance companies                      8                  8            -
Telecom Italia Group             100,765            101,713          (948)
Olivetti Tecnost Group             3,223              4,527        (1,304)
Olivetti Multiservices *             313                302            11
--------------------------      --------           --------        ------
Total Olivetti Group             104,379            106,620        (2,241)
--------------------------      --------           --------        ------
* property management and services

The net decrease of 948 heads at the Telecom Italia Group compared with 31 December 2002 was largely due to the change in the consolidation area (-819 heads).

The number of employees with the Olivetti Tecnost Group decreased by 1,304 heads overall, mainly as a result of the sale of manufacturing operations in Mexico (1,266 heads).











                             6 | The Olivetti Group

                       ACCOUNTING SCHEDULES AND COMMENTS

Basis of presentation of the quarterly financial statements

The Quarterly Report at 31 March 2003 consists of the reclassified quarterly consolidated accounting schedules, whose form and content are consistent with the schedules in the Directors' Report on Operations for the year to 31 December 2002, and these comments.

The accounting schedules comprise the consolidated income statement for the first quarter of 2003 compared with 2002 first-quarter and full-year income, and the consolidated balance sheet at 31 March 2003 compared with the situation at 31 December 2002.

The Report also includes a schedule analysing the Group's net financial position at 31 March 2003 by due dates, with a comparison to the position at 31 December 2002.

The above schedules and related comments provide the information required from listed companies pursuant to CONSOB resolution no. 11971 of 14 May 1999 and subsequent amendments, implementing Legislative Decree no. 58 of 24 February 1998.

Where appropriate, the criteria used to draw up the quarterly financial statements at 31 March 2003 are consistent with those used to draw up the financial statements at 31 December 2002, as illustrated in the Explanatory Notes in the "2002 Annual Report".

Group business performance

Business performance in the first quarter of 2003 is analysed in the reclassified income statement set out below, which classifies income components by nature, with separate disclosure of non-recurring income and expense items that are not expected to continue at a similar level in future periods.














                             7 | The Olivetti Group

                                              1st quarter           1st quarter            Full year
(in millions of euros)                            2003        %         2002        %         2002          %
--------------------------------------------  -----------   -----    ----------   -----    ---------      -----
Net revenues                                     7,291      100.0      7,533      100.0       31,408      100.0
Operating costs:
Labour                                          (1,114)     (15.3)    (1,226)     (16.3)      (4,727)     (15.1)
Materials and services                          (2,872)     (39.4)    (3,017)     (40.1)     (12,668)     (40.3)
Grants                                               3        0.1  -       2     --      -        20        0.1
Depreciation of tangible assets                   (880)     (12.1)      (965)     (12.8)   -  (3,807)     (12.1)
Amortization of intangible assets:
Consolidation goodwill                            (491)      (6.7)      (537)      (7.1)      (2,142)      (6.8)
Other                                             (294)      (4.0)      (266)      (3.5)      (1,320)      (4.2)
Value adjustments and provisions for risks
and charges                                       (113)      (1.6)      (123)      (1.6)        (776)      (2.5)
Other (costs) income, net                          (15)      (0.2)       (10)      (0.1)          28        0.1
                                              --------      -----    -------      -----    ---------      -----
Result before interest and taxes (EBIT)
and non recurring income and charges             1,515       20.8      1,391       18.5        6,016       19.2
                                              --------      -----    -------      -----    ---------      -----
Gains on disposals and other income                 70        1.0        792       10.5        2,990        9.5
Losses on disposals and other charges              (77)      (1.1)      (142)      (1.9)      (8,486)     (27.0)
                                              --------      -----    -------      -----    ---------      -----
EBIT                                             1,508       20.7      2,041       27.1          520        1.7
                                              --------      -----    -------      -----    ---------      -----
Income from equity investments, net                  1         --          7        0.1           57        0.1
Financial charges, net                            (518)      (7.1)      (665)      (8.8)      (2,307)      (7.3)
Value adjustments to financial assets             (123)      (1.7)       (70)      (1.0)        (786)      (2.5)
                                              --------      -----    -------      -----    ---------      -----
Result before taxes                                868       11.9      1,313       17.4       (2,516)      (8.0)
                                              --------      -----    -------      -----    ---------      -----
Taxes                                             (713)      (9.8)      (636)      (8.4)       2,210        7.0
                                              --------      -----    -------      -----    ---------      -----

Result after taxes before minority interests       155        2.1        677        9.0         (306)      (1.0)
                                              --------      -----    -------      -----    ---------      -----
Minority interests                                (552)      (7.5)      (864)     (11.5)        (467)      (1.5)
                                              --------      -----    -------      -----    ---------      -----
Net result for the period                         (397)      (5.4)      (187)      (2.5)        (773)      (2.5)
                                              -=======      =====    =======      =====    =========      =====

Olivetti Group revenues for the first three months of 2003 totalled 7,291 million euros, against 7,533 million euros in the first quarter of 2002, a decrease of 242 million euros, or 3.2% (+4.8% on a like-for-like basis and net of the exchange rate effect). Telecom Italia Group revenues (which accounted for 97.7% of total revenues) decreased by 140 million euros, or 1.9%. Excluding the exchange rate effect and the changes in the consolidation area, Telecom Italia Group revenues improved by 6.4%.

                         1st quarter   1st quarter      Changes        Changes
(in millions of euros)      2003          2002         absolute           %
----------------------   -----------   -----------      -------        -------
Telecom Italia Group       7,124.4       7,264.8        (140.4)         (1.9)
Olivetti Tecnost Group       153.4         233.7         (80.3)        (34.5)
Olivetti Multiservices        12.9          22.1          (9.2)        (41.6)
Webegg Group                              --              12.8         (12.8)
----------------------   ---------     ---------        -------        -----
Total Group                7,290.7       7,533.4        (242.7)         (3.2)
======================   =========     =========        =======        =====



                             8 | The Olivetti Group

2003 first-quarter operating costs and other net recurring charges totalled 5,776 million euros (5,250 million euros for the Telecom Italia Group), compared with 6,142 million euros in the first quarter of 2002 (5,524 million euros at the Telecom Italia Group); excluding amortisation of consolidation goodwill, operating costs and other net recurring charges represented 72.5% of 2003 first-quarter revenues (74.4% in the first quarter of 2002).

EBIT before non-recurring income and charges was 1,515 million euros, an increase of 124 million euros from the first quarter of 2002 (1,391 million euros).

Non-recurring income and charges generated a net charge of 7 million euros (2 million euros for the Telecom Italia Group); this compared with net income of 650 million euros in the year-earlier first quarter (543 million euros for the Telecom Italia Group), arising largely from gains realised on disposals.

EBIT after the foregoing net non-recurring charge was 1,508 million euros, down by 533 million euros from the 2,041 million euros posted in the first quarter of 2002.

Other financial income and charges generated a net charge of 518 million euros, of which 297 million euros for the Telecom Italia Group, a decrease of 147 million euros from the net charge of 665 million euros (451 million euros for the Telecom Italia Group) posted in the year-earlier first quarter.

This reduction, attributable largely to the Telecom Italia Group, arose as a result of lower average debt exposure in the first quarter and improved exchange rates in some South American countries (Brazil and Venezuela).

Value adjustments to financial assets generated a charge of 123 million euros (120 million euros for the Telecom Italia Group, including 64 million euros for losses referring to Stream), compared with 70 million euros in the first quarter of 2002 (60 million euros for the Telecom Italia Group).

Income taxes amounted to an estimated 713 million euros, of which 703 million euros for Telecom Italia Group companies.

After taxes and 552 million euros of minority interests, the Olivetti Group posted a consolidated net loss of 397 million euros for the first quarter of 2003 (a loss of 187 million euros in the first quarter of 2002).

Before amortisation of goodwill on Telecom Italia, the Group had a consolidated loss of 70 million euros, a downturn of 206 million euros from the year-earlier first quarter, when it had net income of 136 million euros.

                             9 | The Olivetti Group

The Group financial position

The Olivetti Group balance sheet at 31 March 2003 is set out in the table below:

(in millions of euros)              31.3.2003     %   31.12.2002     %   Changes
-------------------------------     ---------   ----  ----------   ----  -------
Short-term assets
Financial resources                   11,261    13.2      7,894     9.4  3,367
Operating assets                      14,727    17.4     14,981    18.0   (254)
-------------------------------     --------    ----  ---------    ----  -----
Total short-term assets               25,988    30.6     22,875    27.4  3,113
-------------------------------     --------    ----  ---------    ----  -----
Medium/long-term assets
Financial assets                         477     0.6        495     0.6    (18)
Intangible fixed assets               34,235    40.4     34,561    41.4   (326)
Tangible fixed assets                 18,898    22.2     19,449    23.3   (551)
Other assets                           5,235     6.2      6,004     7.3   (769)
-------------------------------     --------    ----  ---------    ----  -----
Total medium/long-term assets         58,845    69.4     60,509    72.6 (1,664)
-------------------------------     --------    ----  ---------    ----  -----
TOTAL ASSETS                          84,833   100.0     83,384   100.0  1,449
===============================     ========   =====  =========   =====  =====
Short-term liabilities
Short-term debt                        8,292     9.8      7,984     9.6    308
Operating liabilities                 17,979    21.2     18,396    22.1   (417)
-------------------------------     --------    ----  ---------    ----  -----
Total short-term liabilities          26,271    31.0     26,380    31.7   (109)
-------------------------------     --------    ----  ---------    ----  -----
Medium/long-term liabilities
Medium/long-term debt                 35,337    41.6     33,804    40.5  1,533
Other medium/long-term liabilities     2,566     3.0      2,576     3.1    (10)
----------------------------------  --------    ----  ---------    ----  -----
Total medium/long-term liabilities    37,903    44.6     36,380    43.6  1,523
----------------------------------  --------    ----  ---------    ----  -----
TOTAL LIABILITIES                     64,174    75.6     62,760    75.3  1,414
----------------------------------  --------    ----  ---------    ----  -----
Total shareholders' equity            20,659    24.4     20,624    24.7     35
----------------------------------  --------    ----  ---------    ----  -----
TOTAL LIABILITIES AND SHAREHOLDERS'

EQUITY                                84,833   100.0     83,384   100.0  1,449
==================================  ========   =====  =========   =====  =====


Capital invested amounted to 55,116 million euros, a decrease of 1,483 million euros from 31 December 2002. External financial sources provided coverage for 57.9%, a decrease compared to 31 December 2002 (59.0%).

(in millions of euros)              31.3.2003     %    31.12.2002    %   Changes
----------------------------------  ---------  -----   ---------- -----  -------
Short-term operating assets           14,727    26.7     14,981    26.5    (254)
Short-term operating liabilities     (17,979)  (32.6)   (18,396)  (32.5)    417
----------------------------------  ---------  -----   --------   -----  ------
Operating working capital             (3,252)   (5.9)    (3,415)   (6.0)    163
Intangible fixed assets               34,235    62.1     34,561    61.0    (326)
Tangible fixed assets                 18,898    34.3     19,449    34.4    (551)
Other assets                           5,235     9.5      6,004    10.6    (769)
----------------------------------  --------   -----   --------   -----  ------
Capital invested (A)                  55,116   100.0     56,599   100.0  (1,483)
----------------------------------  --------   -----   --------   -----  ------
Medium/long-term non financial         2,566     4.6      2,576     4.5     (10)
liabilities
Minority interests                     9,426    17.1      8,984    15.9     442
Group shareholders' equity            11,233    20.4     11,640    20.6    (407)
----------------------------------  --------   -----   --------   -----  ------
Total non financial sources (B)       23,225    42.1     23,200    41.0      25
----------------------------------  --------   -----   --------   -----  ------
Net financial indebtedness (A-B)      31,891    57.9     33,399    59.0  (1,508)
==================================  ========   =====   ========   =====  ======



                            10 | The Olivetti Group

The table below analyses Group net financial indebtedness by due dates:

The table below analyses Group net financial indebtedness by due dates:

                                           31.3.2003   31.12.2002       Changes
(in millions of euros)                         (a)           (b)         (a-b)
-----------------------------------------  ---------   ----------       -------
Current portions of medium/long-term debt      4,758        3,450        1,308
Other short-term payables to banks and
  other lenders                                2,300        3,377       (1,077)
Interest accruals and deferrals                1,234        1,157           77
Financial resources                           (9,916)      (6,353)      (3,563)
Financial receivables                           (721)      (1,011)         290
Interest accruals and prepayments               (624)        (530)         (94)
=========================================  =========   ==========       =======
Total short-term net financial
  indebtedness (resources) (A)                (2,969)          90       (3,059)
-----------------------------------------  ---------   ----------       ------

Bonds and other medium/long-term debt         35,337       33,804        1,533
Medium/long-term financial receivables
  and interest accruals and prepayments         (477)        (495)          18
-----------------------------------------  ---------   ----------       ------
Total medium/long-term net financial
  indebtedness (B)                            34,860       33,309        1,551
=========================================  =========   ==========       =======
Total net financial indebtedness (A+B)        31,891       33,399       (1,508)
=========================================  =========   ==========       =======

Analysis by company

                                           31.3.2003   31.12.2002       Changes
(in millions of euros)                         (a)        (b)             (a-b)
-----------------------------------------  ---------   ----------       -------
Telecom Italia Group                          16,079       18,118       (2,039)
Olivetti S.p.A., and other operating and
finance companies                             15,812       15,281          531
=========================================  =========   ==========       =======
Total net financial indebtedness              31,891       33,399       (1,508)
=========================================  =========   ==========       =======

The Olivetti Group had a net financial surplus of 1,508 million euros in the first quarter of 2003:

(in millions of euros)                                  1st quarter 2003
----------------------------------------------------   ----------------
Telecom Italia Group
Capital expenditure                                                 697
Financial investments                                               163
Operating cash flows                                             (2,807)
Disposals                                                           (92)
Net financial surplus of Telecom Italia Group                    (2,039)
Other companies
Financial charges, net                                              218
Other, net                                                          313(*)
Net financial requirement of other companies                        531
====================================================       ============
Total net financial surplus                                      (1,508)
====================================================       ============

(*) of which 299 million euros arising from the re-classification during the first quarter of 41,401,250 Telecom Italia shares, from current assets (marketable securities) to financial fixed assets, Telecom provides for the in connection with the merger with Italia, which cancellation of all Telecom Italia shares held by Olivetti

The programme launched in June 2001 for the securitisation of Telecom Italia S.p.A. trade receivables continued, generating an improvement of approximately 839 million euros in net financial indebtedness at 31 March 2003 (826 million euros at the end of 2002).

                            11 | The Olivetti Group

Information by sector (CONSOB communication no. 98084143)

A) Information by business sector

The following pages set out:

- the consolidated income statement showing the results of the operating companies as adjusted for consolidation purposes. These results differ from the companies' quarterly results, mainly due to the elimination of items not eligible for consolidation, that is, intercompany gains and depreciation charges on assets transferred within the Group, the reversal of tax-related entries made largely in respect of depreciation, the valuation of equity investments (equity investments, by definition, appear in the consolidated accounts as the appro priate portion of the company's net equity used for consolidation purposes) and other adjustments and reclassifications made to align the results of the individual companies with the accounting policies adopted by the Group.

- the reclassified consolidated balance sheet showing the balances by operating company.

B)   Other information

It should be noted that:

- intercompany transactions between different business sectors or geographical areas are executed at market prices and eliminated during consolidation;

- pursuant to art. 150, par 1 of Legislative Decree no. 58 of 24 February 1998, no operations were performed by members of the Board of Directors that could represent a potential conflict of interest with the Parent Company.

                            12 | The Olivetti Group

OLIVETTI GROUP- INCOME STATEMENT FOR THE 1st QUARTER 2003 BY COMPANY

                                                                    Telecom           Olivetti
                                         Olivetti   Finance          Italia            Tecnost            Olivetti     Consolidation
(in millions of euros)                     S.p.A. companies           Group             Group          Multiservices    adjustments
----------------------------------------------------------------------------------------------------------------------
Third party revenues                                          7,124.4               153.4              12.9
Revenues from Olivetti Group
companies                                                                             4.2               6.8
Total net revenues                                            7,124.4      100.0    157.6    100.0     19.7      100.0    (11.0)
OPERATING COSTS
Labour                                       (1.6)    (0.1)  (1,079.0)     (15.1)   (29.8)   (18.9)    (3.7)     (18.8)
Materials and services                       (4.6)    (0.3)  (2,745.7)     (38.5)  (118.5)   (75.2)   (13.6)     (69.0)    11.0
Grants                                                            3.5        0.0      0.2      0.1
Depreciation of tangible assets              (0.2)             (875.4)     (12.3)    (2.7)    (1.7)    (1.1)      (5.6)
Amortisation of intangible assets:
Consolidation goodwill                     (326.8)             (164.4)      (2.3)                                          (0.1)
Other                                       (18.4)    (2.0)    (271.5)      (3.8)    (2.2)    (1.4)
Value adjustments and provision for
risks and charges                            (2.0)             (108.1)      (1.5)    (3.2)    (2.0)
Other income (costs), net                    (0.5)               (9.3)      (0.1)    (5.4)    (3.4)    (0.2)      (1.0)
-----------------------------------------------------------------------------------------------------------------------------------
Result before interest and taxes
(EBIT) and non recurring income
and charges                                (354.1)    (2.4)   1,874.5       26.3     (4.0)    (2.5)     1.1        5.6     (0.1)
-----------------------------------------------------------------------------------------------------------------------------------
Non recurring income                          0.3                69.4        1.0      0.1      0.1      0.2        1.0
Non recurring charges                        (5.4)              (71.4)      (1.0)    (0.1)    (0.1)
-----------------------------------------------------------------------------------------------------------------------------------
EBIT                                       (359.2)    (2.4)   1,872.5       26.3     (4.0)    (2.5)     1.3        6.6     (0.1)
-----------------------------------------------------------------------------------------------------------------------------------
Income from equity investments                         1.2
Financial income and charges, net          (192.7)   (34.8)    (296.7)      (4.2)    (2.4)    (1.5)    (0.5)      (2.5)     8.7
Value adjustments to financial assets        (0.2)    (3.2)    (119.6)      (1.7)
-----------------------------------------------------------------------------------------------------------------------------------
Result before taxes                        (552.1)   (39.2)   1,456.2       20.4     (6.4)    (4.1)     0.8        4.1      8.6
-----------------------------------------------------------------------------------------------------------------------------------
Taxes                                         0.4              (702.6)      (9.9)    (2.5)    (1.6)     0.1        0.5     (8.6)
-----------------------------------------------------------------------------------------------------------------------------------
Result after taxes before minority
interests                                  (551.7)   (39.2)     753.6       10.6     (8.9)    (5.6)     0.9        4.6
Minority interests                                             (552.0)      (7.7)     0.6      0.4                         (0.1)
-----------------------------------------------------------------------------------------------------------------------------------
Net result for consolidation
purposes                                   (551.7)   (39.2)     201.6        2.8     (8.3)    (5.3)     0.9        4.6     (0.1)
-----------------------------------------------------------------------------------------------------------------------------------

Table continue

OLIVETTI GROUP- INCOME STATEMENT FOR THE 1st QUARTER 2003 BY COMPANY


                                         Consolidation           Total
(in millions of euros)                    adjustments            Group
-----------------------------------------                -------------------
Third party revenues                                      7,290.7
Revenues from Olivetti Group
companies                                    (11.0)
Total net revenues                           (11.0)       7,290.7      100.0
OPERATING COSTS
Labour                                                   (1,114.2)     (15.3)
Materials and services                        11.0       (2,871.7)     (39.4)
Grants                                                        3.7        0.1
Depreciation of tangible assets                            (879.4)     (12.1)
Amortisation of intangible assets:
Consolidation goodwill                        (0.1)        (491.3)      (6.7)
Other                                                      (294.1)      (4.0)
Value adjustments and provision for
risks and charges                                          (113.3)      (1.6)
Other income (costs), net                                   (15.4)      (0.2)
-----------------------------------------------------------------------------
Result before interest and taxes
(EBIT) and non recurring income
and charges                                   (0.1)       1,515.0       20.8
----------------------------------------------------------------------------
Non recurring income                                         70.0        1.0
Non recurring charges                                       (76.9)      (1.1)
----------------------------------------------------------------------------
EBIT                                          (0.1)       1,508.1       20.7
----------------------------------------------------------------------------
Income from equity investments                                1.2        0.0
Financial income and charges, net              8.7         (518.4)      (7.1)
Value adjustments to financial assets                      (123.0)      (1.7)
----------------------------------------------------------------------------
Result before taxes                            8.6          867.9       11.9
----------------------------------------------------------------------------
Taxes                                         (8.6)        (713.2)      (9.8)
----------------------------------------------------------------------------
Result after taxes before minority
interests                                                   154.7        2.1
Minority interests                            (0.1)        (551.5)      (7.5)
----------------------------------------------------------------------------
Net result for consolidation
purposes                                      (0.1)        (396.8)      (5.4)
----------------------------------------------------------------------------


                            13 | The Olivetti Group

OLIVETTI GROUP - BALANCE SHEET AS OF 31 MARCH 2003 BY COMPANY

                                                              Telecom  Olivetti
                                     Olivetti      Finance     Italia   Tecnost       Olivetti   Consolidation    Total
(in millions of euros)                S.p.A.     companies     Group     Group     Multiservices  adjustments     Group
------------------------------------------------------------------------------------------------                -------
Assets
Short-term assets                       1,793      10,964      16,211       605         104          (3,689)      25,988
Medium/long-term assets:
- intangible                              162          35      12,677        29                      21,332       34,235
- tangible                                  1                  18,748        59          89               1       18,898
- other                                24,251       9,258       3,859        14           8         (31,678)       5,712
------------------------------------------------------------------------------------------------------------------------
Total assets                           26,207      20,257      51,495       707         201         (14,034)      84,833
------------------------------------------------------------------------------------------------------------------------
Liabilities
Short-term liabilities                  5,791       2,410      21,112       549         126          (3,717)      26,271
Medium/long-term liabilities:          11,607      17,495      17,365       107          25          (8,696)      37,903
------------------------------------------------------------------------------------------------------------------------
Total liabilities                      17,398      19,905      38,477       656         151         (12,413)      64,174
========================================================================================================================
Total shareholders' equity              8,809         352      13,018        51          50          (1,621)      20,659
------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders'
equity                                 26,207      20,257      51,495       707         201         (14,034)      84,833
========================================================================================================================
------------------------------------------------------------------------------------------------------------------------
Net financial indebtedness             15,706         (26)     16,079        85          56              (9)      31,891
------------------------------------------------------------------------------------------------------------------------

                            14 | The Olivetti Group

                      EVENTS SUBSEQUENT TO 31 MARCH 2003

The main events subsequent to 31 March 2003 are illustrated below:

Merger of Telecom Italia into Olivetti

At a meeting on 15 April 2003, the Board of Directors adopted the plan to merge Telecom Italia into Olivetti, with the following exchange ratio:

     7 Olivetti ordinary shares each with a par value of 1 euro for every Telecom Italia ordinary share with a par value of 0.55 euros,

     7 Olivetti savings shares each with a par value of 1 euro for every Telecom Italia savings share with a par value of 0.55 euros.

As a result of the merger, Olivetti's controlling stake in Telecom Italia will be cancelled, and Olimpia's stake in Olivetti will be significantly diluted.

The exchange ratio will be serviced largely through re-distribution of Olivetti post-merger capital, after re-determination of the post-merger par value of Olivetti ordinary and savings shares at 0.55 euros (equal to the par value of Telecom Italia shares), in place of the present par value of 1 euro.

The Company resulting from the merger will adopt the name and comp any purpose of Telecom Italia. The headquarters of the Company resulting from the merger will be in Milan, at the current headquarters of Telecom Italia.

More generally, Olivetti will adopt new by-laws drafted on the basis of Telecom Italia's current by-laws. As a consequence of the variation in the company purpose, Olivetti shareholders will be entitled to exercise withdrawal rights. Olivetti has entered into a 9 billion euro facility agreement to meet requirements arising from the possible exercise of withdrawal rights. Any portion of this facility that is not used to service withdrawals will be set aside for a partial voluntary tender offer on Telecom Italia ordinary and savings shares. The tender offer purchase price will be equivalent to the average price of the shares in the period between 12 March and the date of the Olivetti Shareholders' Meeting convened to approve the merger plus a premium of 20%, with a minimum and maximum price respectively of 7.0 euros and 8.4 euros per ordinary share and 4.7 euros and 5.65 euros per savings share. Withdrawal rights and the public tender offer are both subject to execution of the merger.

The merger will take effect as from the date of final registration of the merger deed in the relevant companies register, or as from a later date if so established in the merger deed. The merger deed is expected to take place in early August 2003.

For accounting purposes, operations transacted by Telecom Italia will be posted to Olivetti income as from 1 January 2003. For tax purposes too, the merger will be effective as from 1 January 2003.

The ordinary and savings shares issued by Olivetti in exchange for Telecom Italia shares, which shall be cancelled as a result of the merger, will carry regular dividend rights. The merger shall take effect subject to the admission for trading on the automated screen-based system run by Borsa Italiana S.p.A. of the Olivetti savings shares issued in exchange for Telecom Italia shares.

                            15 | The Olivetti Group

An application will be made for the new ordinary and savings shares of the post-merger company to be admitted for trading on the New York Stock Exchange.

Seat Pagine Gialle split-up

At a meeting on 1 April 2003, the Board of Directors of Seat Pagine Gialle approved plans for the proportional partial split-up of Seat Pagine Gialle S.p.A. (the "split" company) in favour of a newly established company (the "beneficiary"), based on the split company's balance sheet at 31 December 2002. Subject to approval by the shareholders of Seat Pagine Gialle, the following business areas will be spun off to the beneficiary: Directories (Italian telephone directory publishing operations and the equity investments in TDL Infomedia and Thomson), Directory Assistance (89.24.24 Pronto Pagine Gialle and Telegate) and Business Information (Consodata Group). The split company will change its name to Telecom Italia Media, while the beneficiary will take the name of Seat Pagine Gialle. Under the split-up plan, when the operation takes effect, the present shareholders of Seat Pagine Gialle will receive for every 40 ordinary (or savings) shares owned:

-    29 new ordinary (or savings) shares of the beneficiary Seat Pagine Gialle

-    11 new ordinary (or savings) shares of the split company Telecom Italia
     Media.

Telecom Italia has begun proceedings for the sale of its controlling shareholding in the foregoing beneficiary company that will be established as a result of the split-up.

Disposal of equity investment in Stream

On 30 April 2003, following approval by the authorities, the agreement with News Corporation announced on 1 October 2002 for the creation of a single Italian pay-TV company was finalised.

The new company created as a result of the merger between Stream and Tele+ will be called SKY ITALIA. Telecom Italia will hold 19.9% and News Corporation 80.1%.

Strategic outsourcing agreement between Telecom Italia and Hewlett-Packard

The Management Services & Outsourcing agreement between Telecom Italia and Hewlett-Packard announced on 21 February became operational following completion of the procedures required by law. The agreement provides for outsourcing contracts: HP is to provide asset management, help desk, maintenance and workstation management services, while IT Telecom will manage Hewlett-Packard Italiana operations and host systems for the SAP environment at its Data Centres. The agreement for the sale of the Desktop Management unit of IT Telecom (100% Telecom Italia) to the new Hewlett- Packard unit, HP DCS (Hewlett-Packard Distributed Computing Services), was also finalised.

                            16 | The Olivetti Group

Integration of Olivetti and Pirelli & C. Real Estate Facility Management operations

As envisaged under Project Tiglio, on 4 April 2003 Pirelli & C. Real Estate and Olivetti signed an agreement for the integration of the facility management operations of Olivetti Multiservices and Pirelli & C. RE Facility Management.

The operation will take place through the transfer to Olivetti of Pirelli & C. Real Estate treasury shares, in line with the approach adopted by the Group in its latest acquisitions of services companies. Olivetti will in turn cede its facility management operations, which are valued at 22.5 million euros and headed by a specific company, OMS Facility.

The number of Pirelli & C. Real Estate shares transferred to Olivetti is 809,946 (just under 2% of share capital) and was agreed by the parties on the basis of valuations conducted by Mediobanca and KPMG.

Lazard acted as financial advisor on the operation, while the Chiomenti law firm acted as legal advisor.

The agreement also provides for a further price adjustment, if required, to be finalised on 31 December 2005, based on the stock market performance of Pirelli & C. Real Estate shares.

                            17 | The Olivetti Group

                               OPERATING OUTLOOK

As envisaged by the merger plan adopted by the Olivetti and Telecom Italia Boards of Directors on 15 April 2003, which requires approval by a resolution of the extraordinary Shareholders' Meeting convened on first call for 24 May next, Olivetti's net result for financial year 2003 will include the results of Telecom Italia as from 1 January 2003.

Compared with the previous financial years, when Olivetti's net result reflected accrued dividends and related tax credits, set against financial charges and operating costs, the net result for financial year 2003 will reflect the total net result posted by Telecom Italia, set against financial charges in respect of Olivetti's net debt - which will show a temporary increase due to the impact of merger-related operations (withdrawal and partial voluntary tender offer) - as well as the year's operating costs and the costs of the merger operation.

Also considering the additional tax benefits produced by the merger, the post-merger company is expected to report a positive net result.

The Group consolidated operating result for 2003, before amortisation of consolidation goodwill, is expected to be positive, given that Telecom Italia has confirmed its expectation of continued operating profitability.

                            18 | The Olivetti Group

                       TRANSACTIONS WITH RELATED PARTIES

                                 Unconsolidated
                                 subsidiary and
Main income and financial items    associated
(in millions of euros)             companies       Description
--------------------------------   --------------  ------------------------------------------------
Revenues from sales                    37          They include revenues from Teleleasing (euro 16
                                                   million), Stream (euro 3 million), Telecom
                                                   Argentina (euro 3 million),
                                                   Telekom Srbija (euro 2 million)

Consumption of materials and           107         They include principally costs for rentals
services                                           payable to Tiglio I (euro 20 million)
                                                   and Tiglio II (euro 6
                                                   million) and costs for TLC
                                                   services to Etecsa Cuba
                                                   (euro 36 million) and for
                                                   maintenance and service
                                                   contracts to Italtel (euro
                                                   12 million)

Other income, net                      1           They refer principally to recoveries of payroll
                                                   costs for
                                                   personnel moved temporarily to some foreign
                                                   subsidiaries

Financial income, net                  1           They include interest income accrued on loans
                                                   granted to some group companies (euro 6 million)
                                                   and interest payable to Teleleasing accrued on
                                                   financial lease contracts (euro 5 million)

Receivables of financial fixed         444         They include medium/long term loans to Is Tim
assets                                             (euro 302 million), Tiglio I (euro 70
                                                   million), Telegono (euro 24 million) and
                                                   Tiglio II (euro 30 million)

Financial receivables                  38          They include short-term loans to TMI Group
                                                   companies (euro 14 million) and Golden Lines (euro 8
                                                   million net of allowance)

Financial payables                     45          They refer principally to amounts due to
                                                   Teleleasing (euro 29 million)

Trade receivables and other            202         They refer principally to receivables from
                                                   Stream (euro 66 million), Telekom Srbija (euro
                                                   22 million net of allowance), Teleleasing (euro
                                                   23 million) and Consorzio Telcal (euro 11
                                                   million)

Trade payables and other               335         They refer to supply contracts for investing
                                                   and operating activities: Italtel Group (euro
                                                   84 million), Siemens Informatica (euro 40
                                                   million), Teleleasing (euro 13 million) as well
                                                   as advances from Consorzio Telcal (euro 103
                                                   million)

Contract work-in progress              110         They refer to work-in-progress on job orders
                                                   from Consorzio Telcal for Piano Telematico Calabria

Capital investments                    46          They refer principally to purchase of telephone
                                                   exchanges from Italtel Group (euro 30 million)
                                                   and Siemens Informatica (euro 4 million)


Guarantees given                       947         They include suretyships given in favor of Is
                                                   Tim (euro 617 million), Consorzio Csia (euro 85
                                                   million), Stream (euro 49 million) as well as
                                                   guarantees on assets given in favor of Is Tim
                                                   (euro 102 million)

Purchase and sale commitments          12          They refer to commitments to Teleleasing
                                                   relating to operating lease contracts

                            19 | The Olivetti Group

In the first quarter of 2003, transactions with related parties other than Group companies included transactions with the Pirelli Group and the Edizione Holding Group (some of whose directors are also members of the boards of directors of Olivetti Group companies).

(in millions of euros)
--------------------------------   --------------  ------------------------------------------------
Revenues from sales                     9          They refer principally to IT and energy services
                                                   supplied to the Pirelli Group (euro 7 million)
                                                   and phone services supplied to the Pirelli
                                                   Group and to the Edizione Holding Group (euro 1
                                                   million)

Consumption                                        of materials and external 12
                                                   They refer principally to
                                                   expenses for engineering and
                                                   services technical support
                                                   to the Pirelli Group (euro
                                                   11 million) and the Edizione
                                                   Holding Group (euro 1
                                                   million)

Trade receivables and other             9          They refer principally to phone services above
                                                   mentioned to Pirelli Group (euro 7 million) and
                                                   to Edizione Holding Group (euro 1 million)

Trade payable and other                 24         They refer principally to supplies relating to
                                                   investment activities and services rendered to
                                                   the Pirelli Group (22 million) and the Edizione
                                                   Holding Group (1 million)


Capital investments                     6          They refer principally to purchase of
                                                   telecommunication cables from Pirelli Group

Furthermore:

- in the first quarter of 2003, TIM sold telephone cards for approximately 7 million euros to Autogrill S.p.A. (Edizione Holding Group), for re-sale to the public;

- Telecom Italia has a commitment to purchase a further 5% of Epiclink from Pirelli S.p.A. for a total of 3 million euros

                            20 | The Olivetti Group

                       The Parent Company Olivetti S.p.A.

The business performance of Olivetti S.p.A. in the first quarter of 2003 compared with performance in the corresponding year-earlier period is illustrated in the income statement set out below, which has been reclassified in accordance with the CONSOB model for industrial holdings as per communication no. 94001437 of 23 February 1994:

                                                   1st         1st
                                                 quarter     quarter       Year
(in millions of euros)                             2003        2002        2002
----------------------------------------------   ------      -------     -------
Financial income and charges
1. Income from equity investments                     1          --       1,979
2. Other financial income                            20           7          41
3. Interest and other financial charges            (213)       (209)       (813)
----------------------------------------------   ------      -------     ------
Total financial income and charges                 (192)       (202)      1,207
----------------------------------------------   ------      -------     ------
Value adjustments to financial assets
4. Revaluations on equity investments                --          --          --
5. Write-downs on equity investments                 --          --      (8,400)
----------------------------------------------   ------      -------     ------
Total value adjustments to financial assets          --          --      (8,400)
==============================================   ======      ======      ======
6. Other income from operations                       2           2          14
Other costs from operations
7. Non-financial services received                   (6)         (6)        (26)
8. Leases and rentals                                --          (1)         (2)
9. Payroll                                           (2)         (4)        (14)
10. Depreciation, amortisation and write-downs      (17)        (18)        (72)
11. Provisions for risks                             (2)         --          --
12. Other operational expenses                       --          --          (3)
==============================================   ======      ======      ======
Total other costs from operations                   (27)        (29)       (117)
----------------------------------------------   ------      -------     ------
Result from ordinary operations                    (217)       (229)     (7,296)
----------------------------------------------   ------      -------     ------
Extraordinary income and charges
13. Income                                           --         159         240
14. Charges                                          (5)         (4)        (76)
==============================================   ======      ======      ======
Extraordinary income (loss)                          (5)        155         164
----------------------------------------------   ------      -------     ------
Result before taxation                             (222)        (74)     (7,132)
----------------------------------------------   ------      -------     ------
15. Taxation                                         --          14         892
==============================================   ======      ======      ======
Result of the period                               (222)        (60)     (6,240)
==============================================   ======      ======      ======

The first-quarter net loss of 222 million euros (a net loss of 60 million euros in first quarter 2002) included a loss of 217 million euros from ordinary operations (a loss of 229 million euros in first quarter 2002), which arose as follows: net financial charges of 192 million euros, down by 10 million euros from first quarter 2002 (202 million euros), depreciation and amortisation (17 million euros, compared with 18 million euros in first quarter 2002) relating to costs for share-capital increases and bond issues, and other net costs of 8 million euros (9 million euros in the year-earlier period).

Extraordinary operations in the first quarter of 2003 generated a net loss of 5 million euros (net income of 155 million euros in the year-earlier first quarter, which included a gain of 158 million euros on Lottomatica).

The Parent Company posted a first-quarter net loss of 222 million euros (60 million euros in first quarter 2002).

                            22 | The Parent Company

The Parent Company reclassified balance sheet is set out below:

(in millions of euros)                         31.3.2003              %       31.12.2002          %        Changes
------------------------------------------     ---------           -----      ----------        -----      -------
Short-term assets
Financial resources                                  363             1.4           1,068          4.0         (705)
Operating assets                                   1,430             5.4           1,153          4.4          277
------------------------------------------     ---------           -----      ----------        -----      -------
Total short-term assets                            1,793             6.8           2,221          8.4         (428)
------------------------------------------     ---------           -----      ----------        -----      -------
Medium/long-term assets
Financial receivables and marketable
  securities                                          16             0.1              16          0.1           --
Medium/long-term interest accruals and               386             1.5             405          1.5          (19)
prepayments
Equity investments                                23,187            88.5          22,888         86.8          299
Other assets                                         825             3.1             846          3.2          (21)
------------------------------------------     ---------           -----      ----------        -----      -------
Total medium/long-term assets                     24,414            93.2          24,155         91.6          259
==========================================     =========           =====      ==========        =====      =======
Total assets                                      26,207           100.0          26,376        100.0         (169)
------------------------------------------     ---------           -----      ----------        -----      -------
Short-term liabilities
Short-term debt                                    4,866            18.6           3,791         14.4        1,075
Operating liabilities                                925             3.5             658          2.5          267
------------------------------------------     ---------           -----      ----------        -----      -------
Total short-term liabilities                       5,791            22.1           4,449         16.9        1,342
------------------------------------------     ---------           -----      ----------        -----      -------
Medium/long-term liabilities
Medium/long-term debt                             11,605            44.3          12,893         48.9       (1,288)
Other liabilities                                      2              --               3           --           (1)
==========================================     =========           =====      ==========        =====      =======
------------------------------------------     ---------           -----      ----------        -----      -------
Total medium/long-term liabilities                11,607            44.3          12,896         48.9       (1,289)
------------------------------------------     ---------           -----      ----------        -----      -------
Total liabilities                                 17,398            66.4          17,345         65.8           53
------------------------------------------     ---------           -----      ----------        -----      -------
Shareholders' equity                               8,809            33.6           9,031         34.2         (222)
==========================================     =========           =====      ==========        =====      =======
Total liabilities and shareholders' equity        26,207           100.0          26,376        100.0         (169)
==========================================     =========           =====      ==========        =====      =======

Shareholders' equity at 31 March 2003 totalled 8,809 million euros, a decrease of 222 million euros from 31 December 2002 arising entirely from the first-quarter loss.

Parent Company financial indebtedness at 31 March 2003 amounted to 15,706 million euros (15,195 million euros at 31 December 2002).

The increase of 511 million euros included 192 million euros of financial charges and 299 million euros as a result of the reclassification during the first quarter of the 41,401,250 Telecom Italia shares from current assets (marketable securities) to fixed assets, in connection with the merger with Telecom Italia, under which all Telecom Italia shares held by Olivetti are to be cancelled.

                            23 | The Parent Company

Transactions with related parties

Olivetti S.p.A.'s financial and commercial dealings with subsidiaries are conducted at normal market conditions and consist mainly of the provision of services, centralised treasury operations and, in line with its role as a holding company, coordination of the activities of the subsidiaries.

                                          Subsidiary      Associated
(in millions of euros)                    companies       companies
--------------------------------------    ----------      ---------
Dividend income (excluding tax credit)        1               -
Other financial income                        2               -
Financial charges                           155               -
Other revenues                                2               -
Purchase of goods and services                1               -
Trade and other receivables                 589               1
Financial receivables                       190              16
Trade and other payables                      4               1
Financial payables                        9,927               -



                            24 | The Parent Company

                                                                       ANNEX XX


                 Quarterly Report of the Telecom Italia Group
                    for the three months ended 31 March 2003






                             [TELECOM ITALIA LOGO]



                              TELECOM ITALIA GROUP
                           FIRST QUARTER 2003 REPORT

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


                   [ ]  CONTENTS

------------------------------------------------------------------------------------------------------------------------
Summary data and          Corporate boards                                                                     Page   2
general information       Selected economic and financial data of Telecom Italia Group                         Page   3
                          Key data of the Business Units/Operating Activities of Telecom Italia Group          Page   4
                          Operating highlights of Telecom Italia Group                                         Page   5
                          Shareholder information                                                              Page   6
                          Organization structure of Telecom Italia Group at March 31, 2003                     Page   8

------------------------------------------------------------------------------------------------------------------------
Report on operations      Economic and financial performance - Telecom Italia Group                            Page   9
                          Economic and financial performance - Telecom Italia S.p.A.                           Page  16
                          Subsequent events                                                                    Page  22
                          Business outlook                                                                     Page  23
                          Related party transactions                                                           Page  23

                          Economic and financial performance - Telecom Italia Business Units/Operating
                          Activities:
                           Domestic Wireline                                                                   Page  25
                           Mobile                                                                              Page  29
                           South America                                                                       Page  33
                           Internet and Media                                                                  Page  36
                           Information Technology Market                                                       Page  39
                           Information Technology Group                                                        Page  42
                           Other activities                                                                    Page  45

                          Other information
                           The regulatory framework                                                            Page  50
                           Pending litigation                                                                  Page  51
------------------------------------------------------------------------------------------------------------------------


   ----------------------------------------------------------------------------------------------------------------
               The "First quarter 2003 report" was approved by the Board of Directors on May 5, 2003.
   ----------------------------------------------------------------------------------------------------------------

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


[ ]  CORPORATE BOARDS
Board of Directors 1                Chairman                           Marco Tronchetti Provera (E)
                                    Deputy Chairman                    Gilberto Benetton
                                    Managing Directors                 Carlo Orazio Buora (E)
                                                                       Riccardo Ruggiero (E) *
                                    Directors                          Umberto Colombo (I)
                                                                       Francesco Denozza (I)
                                                                       Luigi Fausti (I)
                                                                       Guido Ferrarini (I)
                                                                       Natalino Irti (I)
                                                                       Gianni Mion
                                                                       Pietro Modiano **
                                                                       Massimo Moratti
                                                                       Carlo Alessandro Puri Negri
                                                                       Pier Francesco Saviotti
                                                                       Roberto Ulissi (I)

                                    Secretary to the Board             Francesco Chiappetta

Directors' Compensation Committee   Chairman                           Luigi Fausti
                                    Members                            Umberto Colombo
                                                                       Pier Francesco Saviotti

Audit Committee                     Chairman                           Roberto Ulissi
                                    Members                            Guido Ferrarini
                                                                       Natalino Irti

Board of Statutory Auditors 2       Chairman                           Paolo Germani
                                    Acting auditors                    Mario Boidi
                                                                       Paolo Golia
                                                                       Fabrizio Quarta
                                                                       Gianfranco Zanda
                                    Alternate auditors                 Enrico Bignami
                                                                       Leonida Liuni

Common representative of savings
shareholders 3                                                         Carlo Pasteris

Independent auditors 4                                                 Reconta Ernst & Young S.p.A.
------------------------------------------------------------------------------------------------------

(E)  Executive director.

(I)  Independent director.

1    Appointed by the Shareholders' Meeting on November 7, 2001.

2    Appointed by the Shareholders' Meeting on July 3, 2000.

3    Appointed by the special Savings Shareholders' Meeting on October 31,
     2001.

4    Appointed by the Shareholders' Meeting on June 12, 2001.

* Appointed by the Shareholders' Meeting on December 12, 2002; he holds the position of general manager since May 7, 2002.

**   Appointed by the Shareholders' Meeting on December 12, 2002.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


[ ]  SELECTED ECONOMIC AND FINANCIAL DATA - TELECOM ITALIA GROUP

The accounting pollicies and the principles of consolidation adopted for the preparation of the interim financial statements at March 31, 2003, taking into account the adjustments required in preparing interim statements, are consistent with those applied in the 2002 consolidated financial statements. The statements themselves have been changed for purposes of permitting a more meaningful understanding the statement of income and balance sheet figures and the new statement of cash flows which shows the composition of free cash flows. The quarterly statements are unaudited.

Compared to the year 2002, there were no significant changes in the scope of consolidation in the first quarter of 2003. Moreover, during 2002 and subsequent to the first quarter, the following companies are no longer included in consolidation: the 9Telecom group, the Telespazio group and the companies Sogei S.p.A., Consiel S.p.A., DataHouse S.p.A., Emsa S.p.A., Immsi S.p.A. and Telimm S.p.A. while Blu S.p.A., the Webegg group and other minor companies were added to the scope of consolidation. The effects of such changes were described in the comments on the key economic data, for purposes of comparison between the periods.

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIALS.]

                                    Revenues
                                (euro/millions)

                   1st Quarter    1st Quarter
                       2002           2003          % Change
                   -----------    -----------     -----------
                      7,265          7,125           -1.9%


[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIALS.]

                                Operating Income
                                (euro/millions)

                   1st Quarter    1st Quarter
                       2002           2003          % Change
                   -----------    -----------     -----------
                      1,731          1,866            7.8%


[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIALS.]

                               Revenues/Employees
                                (euro/millions)

                   1st Quarter    1st Quarter
                       2002           2003          % Change
                   -----------    -----------     -----------
                       69.6           73.7            5.9%


                                                        1st Quarter       1st Quarter           Year
                                                            2003              2002              2002
Results of operations (millions of euro)
Sales and services revenues                                 7,125             7,265            30,400
Gross operating profit                                      3,303             3,274            13,964
Operating income                                            1,866             1,731             7,381
Income (loss) before income taxes                           1,448             1,764              (419)
Income (loss) before minority interest                        745             1,140               297
Net income (loss)                                             503               721              (322)
Free cash flows from operations                             2,413             1,608             8,610
Investments:                                                  860             1,227             6,919
- Industrial                                                  697              812              4,842
- Differences on consolidation                                 21               10                369
- Financial                                                   142              405              1,708

Financial condition (millions of euro)
Total assets                                               51,400            62,361            52,786
Net invested capital                                       29,570            41,542            30,945
Shareholders' equity                                       13,491            20,924            12,827
- Parent company's interest                                 9,518            14,519             9,049
- Minority interest                                         3,973             6,405             3,778
Net debt                                                   16,079            20,618            18,118

Profit and financial indexes
Gross operating profit/Revenues                             46.4%             45.1%             45.9%
Operating income/Revenues (ROS)                             26.2%             23.8%             24.3%
Free cash flows/Revenues                                    33.9%             22.1%             28.3%
(Debt ratio) Net debt/ Net invested capital                 54.4%             49.6%             58.5%


Employees
Employees (number in Group at period-end)                 100,765           108,831           101,713
Employees (average number in Group)                        96,638           104,331           101,789
Revenues/Employees (Group average), euro/thousands           73.7              69.6             298.7

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT



[ ]  KEY DATA - TELECOM ITALIA BUSINESS UNITS /OPERATING ACTIVITIES


Telecom Italia Group operated with the following Business Unit/Operating Activities structure:

                                    ---------------------------------------------------------------------------------------------
                                      Domestic  Mobile    South    Internet  IT Market  IT Group  Sub-total    Other     Consoli-
                                      Wireline           America   and Media                                activities    dated
                                                                                                                and       total
(millions of euro)                                                                                            elimina-
                                                                                                               tions
                                                           (1)                  (2)       (2)                   (3)
---------------------------------------------------------------------------------------------------------------------------------
Sales and          1st quarter 2003     4,235    2,616       292       345       156       229       7,873      (748)      7,125
services           --------------------------------------------------------------------------------------------------------------
revenues           1st quarter 2002     4,175    2,498       370       333       278       168       7,822      (557)      7,265
                   --------------------------------------------------------------------------------------------------------------
                      Year 2002        17,035   10,867     1,409     1,991       994       996      33,292    (2,892)     30,400
---------------------------------------------------------------------------------------------------------------------------------
Gross operating    1st quarter 2003     1,973    1,262       102        47        10        11       3,405      (102)      3,303
profit             --------------------------------------------------------------------------------------------------------------
                   1st quarter 2002     1,941    1,221       127        27        33        11       3,360       (86)      3,274
                   --------------------------------------------------------------------------------------------------------------
                      Year 2002         7,966    5,039       450       593       111        98      14,257      (293)     13,964
---------------------------------------------------------------------------------------------------------------------------------
Operating income   1st quarter 2003     1,233      897        37      (35)                (23)       2,109      (243)      1,866
                   --------------------------------------------------------------------------------------------------------------
                   1st quarter 2002     1,198      831        46      (69)        25      (12)       2,019      (288)      1,731
                   --------------------------------------------------------------------------------------------------------------
                      Year 2002         4,698    3,358       146       232        61      (40)       8,455    (1,074)      7,381
---------------------------------------------------------------------------------------------------------------------------------
Investments:
- Industrial       --------------------------------------------------------------------------------------------------------------
                   1st quarter 2003       433      171        30        20         6        12         672         25        697
                   --------------------------------------------------------------------------------------------------------------
                   1st quarter 2002       433      264        70        14         5         7         793         19        812
                   --------------------------------------------------------------------------------------------------------------
                      Year 2002         2,465    1,715       216        81        38       149       4,664        178      4,842
---------------------------------------------------------------------------------------------------------------------------------
- Differences on   1st quarter 2003                                     21                              21                    21
consolidation      --------------------------------------------------------------------------------------------------------------
                   1st quarter 2002                                                                                10         10
                   --------------------------------------------------------------------------------------------------------------
                      Year 2002                    196                  40                  24         260        109        369
---------------------------------------------------------------------------------------------------------------------------------
Number of             3/31/2003        53,177   18,913     5,412     7,559     5,478     5,059      95,598      5,167    100,765
employees at       --------------------------------------------------------------------------------------------------------------
                      3/31/2002        57,140   17,124     5,793     8,740     6,689     5,141     100,627      8,204    108,831
                   --------------------------------------------------------------------------------------------------------------
                      12/31/2002       53,857   18,702     5,461     7,715     5,506     5,039      96,280      5,433    101,713
---------------------------------------------------------------------------------------------------------------------------------

(1) The data relates to the Entel Chile group, the Entel Bolivia group, the companies Telecom Italia America Latina and the South American business segment of Telecom Italia.
(2) Beginning January 1, 2003, the Netikos group, the Webegg group, the TI Lab group, Loquendo and Eustema are no longer consoldiated by the IT Group business unit. The TI Lab group became part of Other Activities, Loquendo is now in Domestic Wireline, whereas the other companies became part of the IT Market business unit. The 2002 data has been restated for purposes of comparison.
(3) The data presented above includes the Foreign Holdings Central Function, the TI Lab business unit, the Real Estate operating activity and the Telespazio business unit, sold in the last quarter of 2002 and consolidated only with respect to the statement of income for the first nine months of 2002.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


Major economic and operating indicators in first quarter of 2003 by Business Unit / Operating Activity

                     Sales and     Gross
                      services   operating  Operating   Industrial
                      revenues     margin     income   investments  Employees(*)

Domestic Wireline       53.8%      57.9%      58.5%       64.4%      52.8%

Mobile                  33.2%      37.1%      42.5%       25.4%      18.8%

South America (1)        3.7%       3.0%       1.8%        4.5%       5.4%

Internet and Media       4.4%       1.4%      (1,7)%       3.0%       7.5%


IT Market                2.0%       0.3%       0.0%        0.9%       5.4%


IT Group                 2.9%       0.3%      (1.1)%       1.8%       5.0%

(*) 5.1% of employees work in Other Activities of the Telecom Italia Group
(1) The data relates to the Entel Chile group, the Entel Bolivia group, the companies Telecom Italia America Latina and the South America business segment of Telecom Italia


[ ]  OPERATING HIGHLIGHTS - TELECOM ITALIA GROUP

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIALS.]

                             Voice flat rate plans
                                  (thousands)

            3/31/2002     % Change   12/31/2002   % Change   3/31/2003
            ---------     --------   ----------   --------   ---------
              4,379        +19.3%       5,224       +3.2%      5,392


[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIALS.]

                               TIM lines in Italy
                                  (thousands)

            3/31/2002     % Change   12/31/2002   % Change   3/31/2003
            ---------     --------   ----------   --------   ---------
              24,083        +5.1%      25,302       +1.4%      25,657

                                                          1st Quarter     1st Quarter       Year
                                                              2003           2002           2002
DOMESTIC WIRELINE
Fixed network connections in Italy (thousands)               27,107         27,344         27,142
- of which digital (equivalent ISDN channels)                5,888           5,545          5,756
Voice flat rate plans (thousands)                            5,392           4,379          5,224
Network infrastructure in Italy
- access network in copper (millions of km - pair)           104.3           104.3          104.3
- access network and transport in fiber optics                3.6             3.3            3.6
(millions of km of fiber optics)
Network infrastructure abroad
- European backbone (km of fiber optics)                     36,600         36,600         36,600

MOBILE
TIM lines in Italy (at period-end, thousands)                25,657         24,083         25,302
TIM group foreign lines (at period-end, thousands) (1)       14,514         11,599         13,809
TIM group lines total (Italy + foreign in thousands) (1)     40,171         35,682         39,111
GSM penetration in Italy (% of population)                    99.8           99.8           99.8
E-TACS penetration in Italy (% of population)                 97,9           98.0           98.0

INTERNET AND MEDIA
Directories:
 - published by Seat Pagine Gialle (units)                     38             38             304
 - published by Thomson (TDL Infomedia Ltd.) (units)           24             26             173
Internet:
Page views Virgilio (millions)                               1,641           1,359          5,267
Active users ISP (at period-end, thousands)                  2,377           1,930          2,226

(1) The foreign lines at March 31, 2002 have been rendered comparable to those at December 31, 2002 and March 31, 2003, except for the lines of the Mobilkom Austria group which was sold in the first half of 2002. The foreign lines include those of the affiliate Aria - IS TIM Turchia and the subsidiary Radiomobil.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT



[ ]  SHAREHOLDER INFORMATION

[ ]  TELECOM ITALIA S.p.A. shares

Share capital                                              euro 4,023,816,860.80
Ordinary shares (par value euro 0.55 each)                 No. 5,262,908,631
Savings shares (par value euro 0.55 each)                  No. 2,053,122,025
Market capitalization (based on average
 March 2003 prices)                                        euro  40,126 million

[ ]  PERFORMANCE OF THE MAIN STOCKS OF THE TELECOM ITALIA GROUP

Relative performance TELECOM ITALIA
S.p.A. April 1, 2002 - March 31, 2003
vs. MIBTEL and DJ Eurostoxx TLC index (ordinary shares)
(Source: Reuters)

                               [GRAPHIC OMITTED]


Relative performance TIM S.p.A.
April 1, 2002 - March 31, 2003
vs. MIBTEL and DJ Eurostoxx TLC index (ordinary shares)
(Source: Reuters)

                               [GRAPHIC OMITTED]

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


Relative performance SEAT Pagine Gialle  S.p.A.
April1, 2002 - March 31, 2003
vs. MIBTEL and DJ Eurostoxx TLC index (ordinary shares)
(Source: Reuters)

                               [GRAPHIC OMITTED]


[ ]  RATINGS AT MARCH 31, 2003

Following the announcement of the merger by incorporation of Telecom Italia in Olivetti to the financial community on March 12, 2003, the agencies have provided perspective ratings in this regard.

Standard & Poor's confirmed the current rating of BBB+ for Telecom Italia, anticipating it to be the rating for the company resulting from the merger on the basis of the plan of merger presented to the financial community, with a stable outlook.

Moody's is still evaluating the transactions and has placed Telecom Italia's current rating of Baa1 positive outlook under a "review" status.

Fitch confirmed the current rating for Telecom Italia at A- stable outlook.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT




[ ]  MACRO-ORGANIZATION CHART OF TELECOM ITALIA GROUP AT MARCH 31, 2003

                           ------------------------              -----------------

                                   Chairman                       Deputy Chairman
                           Marco Tronchetti Provera   ---------  Gilberto Benetton

                           ------------------------              -----------------
                                        |
                      ---------------   |
                          C.E.O.        |
                                     ---|     Assistant of the Deputy Chairman
                        Carlo Buora     |----          Giuseppe Sala
                      ---------------   |
Assistant to the C.E.O.     |           |
  Fausto Federici   --------|           |
                            |           |-----------------------------------------------------------------------------
                            |           |            |            |          |            |            |              |
                            |           |    -------------- ----------  ---------  -------------  ----------   -------------
                            |           |    Communication    Brand       Human     Public and      General    IN.TEL. AUDIT
                            |           |      and Image    Enrichment  Resources    Economic       Counsel         (1)
                            |           |                                            Affairs
                            |           |                                          R. Perissich
                            |           |    G. Carlo Rocco   Andrea      Gustavo   A. Camanzi    Francesco      Armando
                            |           |    di Torrepadula  Kerbaker     Bracco   (Co-director)  Chiappetta     Focaroli
                            |           |    -------------- ----------  ---------  -------------  ----------   -------------
                            |           ------|
      ----------------------------------------|--------------------------------------------------------------------------------
      |             |         |         |     |      |           |          |        |        |           |           |       |
-------------- ---------- --------- --------- | ------------ ----------- --------- -------- --------  ----------- ----------- |
   Finance     Purchasing Corporate Security  | Mergers and   Research   Investor  Venture  Foreign   Real Estate Information |
Administration            and Legal    (2)    | Acquisitions    and      Relations Capital  Holdings  and General Technology  |
 and Control               Affairs            |              Development    (3)      (4)              Services(5)    Group    |
                                              |                                                                               |
   Enrico      Germanio     Aldo     Luciano  |  Francesca     Andrea     Alberto  Andrea   Francesco  Salvatore     Arrigo   |
 Parazzini     Spreafico  Cappuccio  Gallo M. |  Di Carlo     Granelli    Borgia   Granelli S. Bruno     Sardo      Andreoni  |
-------------- ---------- --------- --------- | ------------ ----------- --------- -------- --------- ----------- ----------- |
                                              |                                                                               |
                                              |                                                                               |
          ------------------------------------------------ - - - - - - - - - - - - -                                          |
          |                       |                      |                          |                                         |
    -----------------     ------------------      --------------             ----------------          -----------------------|
    Domestic Wireline           Mobile          Internet and Media            Latin America             Information Technology
                                                                               Operations                      Market
                                                                                   (6)
    Riccardo Ruggiero     Marco De Benedetti      Paolo Dal Pino             Oscar Cristianci          Nino Tronchetti Provera
    -----------------     ------------------      --------------             ----------------          -----------------------

(1) Consortium company which carries out Internal Auditing activities in the Telecom Italia Group and Olivetti.

(2) Beginning April 1, 2003, the company Telecom Italia Lab, which was the Research & Development function, was merged by incorporation in Telecom Italia S.p.A.. At the same time, this function took the name of Telecom Italia Lab.

(3) The function coordinates the activities of the Telecom Italia Group in Latin America. Beginning February 2003, Latin America Operations report directly to the CEO Carlo Buora for wireline TLC and to the head of the Mobile Business Unit Mobile for Mobile TLC.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


[ ]  ECONOMIC AND FINANCIAL PERFORMANCE - TELECOM ITALIA GROUP

RESULTS OF OPERATIONS

The consolidated net income of the Group in the first quarter of 2003 was euro 503 million (euro 745 million before minority interest). The consolidated net income of the Group for the same period of 2002 was euro 721 million (euro 1,140 million before minority interest) and included net gains of euro 339 million on the sale of the investments in Bouygues Decaux Telecom and Lottomatica. Excluding such effects, the net income of the Group in the first quarter of 2003 grew by euro 121 million compared to the corresponding period of the prior year.

Income before extraordinary items and income taxes was euro 1,450 million, an increase of euro 229 million compared to the first quarter of 2002, due to the improvement in operating income (+euro 135 million, +7.8%) and net financial income (expenses) (+euro 178 million, 37.4%) which was offset by a worsening of net other income (expenses) (-euro 84 million).

Sales and service revenues in the first quarter of 2003 amounted to euro 7,125 million, with a decrease of 1.9% compared to the same period of 2002 (-euro 140 million). Excluding the negative foreign exchange effect (euro 348 million) and the change in the scope of consolidation (euro 218 million), organic growth was 6.4% (+euro 426 million). A particularly incisive effect on the change in the scope of consolidation was brought about by the exit of the 9Telecom group, Sogei (consolidated for the first six months of 2002) and the Telespazio group (consolidated up to September 30, 2002) and the addition of the Webegg group.

Contributing to organic growth were:

     o the significant increase in the revenues of the Mobile business unit which grew as a consequence of the positive performance of voice traffic (+5%), the development of value-added services (+39%) and sales of mobile phones boosted by the expansion of MMS services (+55%);

     o the increase in the revenues of wireline/integrated companies in South America and Domestic Wireline (+1.4% compared to the first quarter of 2002) were especially affected by the growth in income from basic subscription charges and from sales. It more than compensated the slight drop in traffic (-euro 7.2 million compared to the first quarter of 2002) which decreased in the retail segment and increased in the wholesale area;

     o    the positive addition of the Internet and Media business unit.

Gross operating profit, equal to euro 3,303 million, grew in comparison to the first quarter of 2002 by euro 29 million (+0.9%); excluding the foreign exchange effect and the change in scope of consolidation (euro 96 million), organic growth was 3.9% (euro 125 million). As a percentage of revenues, the gross operating profit was 46.4% (45.1% in the same period of 2002).

In greater detail, gross operating profit was impacted in the first quarter of 2003 by:

     o raw materials and outside services, equal to euro 2,903 million, down by 0.7% compared to the first quarter of 2002. The percentage of raw materials and outside services to revenues was 40.7% (40.2% in the corresponding period of 2002).

     o labor costs, equal to euro 1,079 million, were euro 91 million lower than the first quarter of 2002 (-7.8%), due to the change in the scope of consolidation and the reduction in the work force. As a percentage of revenues, labor costs were 15.1% (16.1% in the first quarter of 2002).

          Employees at March 31, 2003 numbered 100,765 (101,713 at December 31,
          2002). A breakdown is presented below:

          --------------------------------------------------------------------
                               3/31/2003   12/31/2002    3/31/2002    Change
                                  (a)          (b)                    (a - b)
          --------------------------------------------------------------------
          Italy                  82,361       83,541       89,231     (1,180)
          Outside Italy          18,404       18,172       19,600         232
          --------------------------------------------------------------------
          Total employees       100,765      101,713      108,831       (948)
          --------------------------------------------------------------------

          Compared to December 31, 2002, the reduction was caused by the change in the scope of consolidation, with a net decrease of -819, related to the sale of Tess (-404), the spin-off of the Logistics business from Telecom Italia's Domestic Wireline (-337) and the sale of minor companies in the Internet and Media business unit (-78).

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


Operating income, equal to euro 1,866 million, increased by euro 135 million (+7.8%) compared to the first quarter of 2002 and as a percentage of revenues rose from 23.8% in the first quarter of 2002 to 26.2% in the first quarter of 2003. Excluding the foreign exchange effect and the impact of the change in the scope of consolidation, the gain was 6.4%.

The increase in the amount itself reflects a higher gross operating profit and a reduction in amortization and depreciation charges.

In particular:

     o the amortization of the differences on consolidation, of euro 167 million (euro 216 million in the first quarter of 2002), showed a reduction of euro 49 million, mainly as a result of the writedown of the difference on consolidation relating to Seat Pagine Gialle in the 2002 financial statements.

     o Depreciation of fixed assets and amortization of other intangibles, equal to euro 1,152 million (euro 1,205 million in the first quarter of 2002), recorded a reduction of euro 53 million. Details are as follows:

          ----------------------------------------------------------------------
                                          1st Quarter   1st Quarter      Change
                                              2003          2002         (a - b)
          (millions of euro)                   (a)           (b)
          ----------------------------------------------------------------------
          Fixed assets                         875           957          (82)
          Other intangibles                    277           248            29
          ----------------------------------------------------------------------
          Total                              1,152         1,205          (53)
          ----------------------------------------------------------------------

          The percentage of amortization of other intangibles and depreciation of fixed assets to revenues was 16.2% (16.6% in the first quarter of 2002).

     o Other valuation adjustments, equal to euro 75 million (euro 89 million in the first quarter of 2002), decreased by euro 14 million compared to the prior year. Such adjustments were principally for writedowns to reduce receivables from customers to their estimated realizable value.

     o Provisions to reserves for risks and charges, amounting to euro 33 million, have remained more or less the same as in the first quarter of 2002 (euro 30 million).

     o Net other income (expenses) showed an expense balance of euro 10 million (an expense balance of euro 3 million in the first quarter of 2002).

Net financial income (expenses) was an expense balance of 298 million which shows an improvement of euro 178 million compared to the first quarter of 2002. Details are as follows:

          ------------------------------------------------------------------------------------------
                                                              1st Quarter   1st Quarter      Change
                                                                  2003          2002         (a - b)
          (millions of euro)                                       (a)           (b)
          ------------------------------------------------------------------------------------------
          Net financial income (expenses)                         (296)        (450)          154
          Value adjustments to financial assets, other than
          equity investments                                        (2)         (26)           24
          ------------------------------------------------------------------------------------------
          Total                                                   (298)        (476)          178
          ------------------------------------------------------------------------------------------

The improvement in the net balance of financial income (expenses) was due to lower financial charges as a result of the reduction in the Group's average debt exposure and better exchange rates in certain South American countries (Brazil and Venezuela).

Net investment income (expenses) was an expense balance of euro 118 million (an expense balance of euro 34 million in the first quarter of 2002). with higher net expenses of euro 84 million compared to the first quarter of 2002. Details are as follows:

          ---------------------------------------------------------------------------------------------
                                                                 1st Quarter   1st Quarter      Change
                                                                     2003          2002         (a - b)
          (millions of euro)                                          (a)           (b)
          ---------------------------------------------------------------------------------------------
          Net revaluations (writedowns) of equity investments       (115)          (4)           (111)
          Amortization of differences on consolidation                (3)         (30)             27
          ---------------------------------------------------------------------------------------------
          Total                                                     (118)         (34)            (84)
          ---------------------------------------------------------------------------------------------

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


Net revaluations (writedowns) in the first quarter of 2003 included the Group's share of equity in the losses of Stream (euro 64 million; euro 43 million in the first quarter of 2002) and other companies (euro 15 million) as well as writedowns of equity investments in current assets (euro 35 million).

Net extraordinary income (expenses) showed an expense balance of euro 2 million (an income balance of euro 543 million in the first quarter of 2002). The higher net expenses of euro 545 million compared to the corresponding period of the prior year are due to the following:

          ------------------------------------------------------------------------------------------
                                                              1st Quarter   1st Quarter      Change
                                                                  2003          2002         (a - b)
          (millions of euro)                                       (a)           (b)
          ------------------------------------------------------------------------------------------
          Gains from divestiture plan                                -           617          (617)
          Other extraordinary income                                69            59             10
          Extraordinary expenses                                  (71)         (133)             62
          ------------------------------------------------------------------------------------------
          Total                                                    (2)           543          (545)
          ------------------------------------------------------------------------------------------

The gains on the disposal of investments in the first quarter of 2002 particularly referred to the sale of Bouygues Decaux Telecom (euro 484 million) and Lottomatica (euro 133 million).

Income taxes amounted to euro 703 million, with an increase of euro 79 million compared to the first quarter of 2002. The first quarter of 2002 benefited from the non-taxable gain on the sale of Bouygues Decaux Telecom.


FINANCIAL CONDITION

Intangibles, fixed assets and long-term investments, amounting to euro 34,043 million, decreased by euro 1,543 million from the end of 2002.

The reduction in the differences on consolidation, intangible and fixed assets can be ascribed to the decrease in amortization and depreciation charges that was partly compensated by investments during the period. The decrease in long-term investments was principally due to the reclassification of the remaining stake held in Telekom Austria to working capital since it is expected to be sold within twelve months.

Investments made in the first quarter of 2003 amounted to euro 860 million (euro 1,227 million in the first quarter of 2002). The breakdown was as follows:

          ------------------------------------------------------------------------------------------
                                                              1st Quarter   1st Quarter      Change
                                                                  2003          2002         (a - b)
          (millions of euro)                                       (a)           (b)
          ------------------------------------------------------------------------------------------
          Industrial investments                                  697            812           (115)
          Differences on consolidation                             21             10             11
          Financial investments                                   142            405           (263)
          ------------------------------------------------------------------------------------------
          Total investments                                       860          1,227           (367)
          ------------------------------------------------------------------------------------------

The reduction in industrial investments (euro 115 million) was principally on account of lower capital expenditures by the Mobile BU (euro 93 million) and by wireline and integrated companies in South America (euro 40 million), partly compensated by the net increase in investments by other companies (euro 18 million).

Financial investments in the first quarter of 2003 included the acquisition of the equity investment in Lisit Informatica (euro 54 million), the buy-back of treasury stock and the purchase of other long-term securities (euro 48 million) and loans made to subsidiaries and affiliated companies (euro 40 million). In the first quarter of 2002, financial investments included payments made to Auna (euro 192 million, repaid on August 1, 2002) and Stream (euro 113 million), in addition to the buy-back of treasury stock and the purchase of other financial investments (euro 100 million).

Working capital was a negative balance of euro 4,473 million (a negative balance of euro 4,641 million at December 31, 2002), with a change of euro 168 million.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


Shareholders' equity amounted to euro 13,491 million (euro 12,827 million at the end of 2002), of which euro 9,518 million was the Parent Company's interest, Telecom Italia, (euro 9,049 million at December 31, 2002), and euro 3,973 million was the minority interest (euro 3,778 million at December 31, 2002). The increase of euro 664 million was essentially due to the net income for the period (euro 745 million), net of dividends due to minority shareholders declared during the first quarter (euro 18 million) and translation adjustments and other changes (euro 63 million). In particular, translation adjustments principally reflected the deterioration of the exchange rates in certain South American countries such as Chile and Bolivia.

Net debt of euro 16,079 million fell by euro 2,039 million compared to euro 18,118 million at the end of 2002. The decrease was achieved as a result of the positive contribution of free cash flows from operations during the period (euro 2,413 million) and the receipt of the two installments on the sale of Telekom Srbija (euro 60 million).

Furthermore, securitization transactions brought an improvement in the net indebtedness position at March 31, 2003 of euro 839 million (euro 826 million at the end of 2002).

The following chart summarizes the major items which had an impact on the change in net indebtedness during the course of the first quarter of 2003.

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIALS.]

                                      Financial
                                   investments and
 Net financial       Industrial     differences on                                 Net financial
debt 12/31/2002     investments     consolidation     Disposals     Cash flows     debt 3/31/2003
---------------     -----------     -------------     ---------     ----------     --------------
     18.118             697              163              92         (2.807)           16.079

The portion of debt due beyond one year rose from 75% at December 31, 2002 to 81% at March 31, 2003: when also considering the current portion due next year (euro 2,273 million) as medium/long-term, the percentage rises to 93% (88% at December 31, 2002). Gross debt is detailed in the following table:

------------------------------------------------------------------------------------------------------
                                                    At 3/31/2003                       At 12/31/2002
                             -------------------------------------------------------------------------
                                 euro     %      Foreign     %      Total     %       Total        %
(millions of euro)                              currency
------------------------------------------------------------------------------------------------------
Medium/long-term debt           13,607    83       1,282     63    14,889     81      15,018       75
Short-term borrowings            2,852    17         747     37     3,599     19       5,089       25
------------------------------------------------------------------------------------------------------
Total                           16,459   100       2,029    100    18,488    100      20,107      100
------------------------------------------------------------------------------------------------------

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT



Telecom Italia Group

Consolidated Statements of Income

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  Change
                                                                  1st Quarter  1st Quarter      Year               (a-b)
                                                                      2003         2002         2002       --------------------
    (millions of euro)                                                 (a)          (b)          (a)         amount         %
-------------------------------------------------------------------------------------------------------------------------------
A.  SALES AND SERVICE REVENUES                                        7,125        7,265       30,400         (140)        (1.9)
    Changes in inventories of work in progress,
    semifinished and finished goods                                       1                         2            1
    Changes in inventory of contract work in process                     11           26          (42)         (15)       (57.7)
    Increases in capitalized internal construction costs                145           73          675           72         98.6
    Operating grants                                                      3            2           19            1         50.0
-------------------------------------------------------------------------------------------------------------------------------
B.  STANDARD PRODUCTION VALUE                                         7,285        7,366       31,054          (81)        (1.1)
    Raw materials and outside services (1)                           (2,903)      (2,922)     (12,558)          19          0.7
-------------------------------------------------------------------------------------------------------------------------------
C.  VALUE ADDED                                                       4,382        4,444       18,496          (62)        (1.4)
    Labor costs (1)                                                  (1,079)      (1,170)      (4,532)          91          7.8
-------------------------------------------------------------------------------------------------------------------------------
D.  GROSS OPERATING PROFIT                                            3,303        3,274       13,964           29          0.9
    Amortization of differences on consolidation                       (167)        (216)        (844)          49         22.7
    Amortization of other intangibles and depreciation of
    fixed assets                                                     (1,152)      (1,205)      (5,033)          53          4.4
    Other valuation adjustments                                         (75)         (89)        (599)          14         15.7
    Provisions to reserves for  risks and charges                       (33)         (30)        (153)          (3)       (10.0)
    Net other income (expense)                                          (10)          (3)          46           (7)      (233.3)
-------------------------------------------------------------------------------------------------------------------------------
E.  OPERATING INCOME                                                  1,866        1,731        7,381          135          7.8
    Net financial income (expenses) (2)                                (298)        (476)      (1,634)         178         37.4
    Net investment income (expenses)                                   (118)         (34)        (529)         (84)      (247.1)
-------------------------------------------------------------------------------------------------------------------------------
F.  INCOME BEFORE EXTRAORDINARY
    ITEMS AND TAXES                                                   1,450        1,221        5,218          229         18.8
    Net extraordinary income (expenses)                                  (2)         543       (5,637)        (545)           -
-------------------------------------------------------------------------------------------------------------------------------
G.  INCOME BEFORE TAXES                                               1,448        1,764         (419)        (316)       (17.9)
    Income taxes                                                       (703)        (624)         716          (79)       (12.7)
-------------------------------------------------------------------------------------------------------------------------------
H.  NET INCOME (LOSS) FOR THE PERIOD BEFORE MINORITY INTEREST           745        1,140          297         (395)       (34.6)
    Minority interest - Net (income) loss                              (242)        (419)        (619)         177         42.2
-------------------------------------------------------------------------------------------------------------------------------
    NET INCOME (LOSS)                                                   503          721         (322)        (218)       (30.2)
-------------------------------------------------------------------------------------------------------------------------------

    (1) Reduced by related cost recoveries

    (2) Includes value adjustments to financial assets, other than investments

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


Telecom Italia Group

Consolidated Balance Sheets

--------------------------------------------------------------------------------------------------------------------
                                                                                3/31/2003   12/31/2002      Change
    (millions of euro)                                                             (a)          (b)          (a-b)
--------------------------------------------------------------------------------------------------------------------
A.  INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS
    Intangible assets:
    o  differences on consolidation                                               6,411        6,597         (186)
    o  other intangible assets                                                    6,381        6,455          (74)
    Fixed assets                                                                 18,748       19,291         (543)
    Long-term investments:
    o  equity investments and advances on future capital
       contributions                                                              1,497        2,286         (789)
    o  other                                                                      1,006          957           49
--------------------------------------------------------------------------------------------------------------------
                                                                            (A)  34,043       35,586       (1,543)
--------------------------------------------------------------------------------------------------------------------
B.  WORKING CAPITAL
    Inventories                                                                     447          411           36
    Trade accounts receivable, net                                                8,069        8,201         (132)
    Other assets                                                                  2,714        2,822         (108)
    Trade accounts payable                                                       (5,210)      (5,704)         494
    Other liabilities                                                            (7,030)      (6,863)        (167)
    Reserves for employee termination indemnities
    and pensions and similar obligations                                         (1,367)      (1,356)         (11)
    Capital and/or investment grants                                               (307)        (325)          18
    Deferred tax assets net of reserve for income taxes                           3,045        3,104          (59)
    Other reserves for risks and charges                                         (4,834)      (4,931)          97
--------------------------------------------------------------------------------------------------------------------
                                                                            (B)  (4,473)      (4,641)         168
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
C.  NET INVESTED CAPITAL                                                  (A+B)  29,570       30,945       (1,375)
--------------------------------------------------------------------------------------------------------------------
    Financed by:
D.  SHAREHOLDERS' EQUITY
    Parent Company interest                                                       9,518        9,049          469
    Minority interest                                                             3,973        3,778          195
--------------------------------------------------------------------------------------------------------------------
                                                                                 13,491       12,827          664
--------------------------------------------------------------------------------------------------------------------
E.  MEDIUM/LONG-TERM DEBT                                                        14,889       15,018         (129)
--------------------------------------------------------------------------------------------------------------------
F.  NET SHORT-TERM FINANCIAL DEBT (LIQUIDITY)
    Short-term borrowings                                                         3,599        5,089       (1,490)
    Liquid assets and short-term financial receivables                           (2,694)      (2,271)        (423)
    Financial accrued expenses (income) and deferred
    expenses (income), net                                                          285          282            3
--------------------------------------------------------------------------------------------------------------------
                                                                                  1,190        3,100       (1,910)
--------------------------------------------------------------------------------------------------------------------
    NET FINANCIAL DEBT                                                    (E+F)  16,079       18,118       (2,039)
--------------------------------------------------------------------------------------------------------------------
G.  TOTAL FINANCING                                                   (D+E+F)=C  29,570       30,945       (1,375)
--------------------------------------------------------------------------------------------------------------------

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


Telecom Italia Group

Consolidated Statements of Cash Flows

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                1st Quarter  1st Quarter      Year
     (millions of euro)                                                                             2003         2002         2002
-----------------------------------------------------------------------------------------------------------------------------------
A.   NET DEBT, AT BEGINNING OF YEAR                                                               (18,118)     (21,942)     (21,942)
-----------------------------------------------------------------------------------------------------------------------------------

     Operating income                                                                               1,866        1,731        7,381
     Depreciation of fixed assets and amortization of intangible assets                             1,319        1,421        5,877
     Investments in fixed assets and intangible assets (1)                                           (697)        (812)      (4,842)
     Receipt of capital and/or operating grants                                                                      3           42
     Proceeds from disposal of intangible assets and fixed assets                                       4           62          135
     Change in operating working capital and other changes                                            (79)        (797)          17
-----------------------------------------------------------------------------------------------------------------------------------
B.   Free cash flows from operations                                                                2,413        1,608        8,610
-----------------------------------------------------------------------------------------------------------------------------------
     Investments in long-term investments and differences on consolidation (1)                       (163)        (415)      (2,077)
     Proceeds from sale/redemption value of  other intangible assets, fixed assets
     and long-term investments                                                                         88        1,014        5,563
     Change in non-operating working capital and other changes                                       (281)        (897)      (3,385)
-----------------------------------------------------------------------------------------------------------------------------------
C.                                                                                                   (356)        (298)         101
-----------------------------------------------------------------------------------------------------------------------------------
D.   NET CASH FLOWS BEFORE DISTRIBUTION OF INCOME/RESERVES AND
     CONTRIBUTIONS BY SHAREHOLDERS                                                       (C+B)      2,057        1,310        8,711
-----------------------------------------------------------------------------------------------------------------------------------
E.   Distribution of income/reserves                                                                  (18)         (17)      (4,945)
-----------------------------------------------------------------------------------------------------------------------------------
F.   Contributions by shareholders                                                                                  31           58
-----------------------------------------------------------------------------------------------------------------------------------
G.   NET CHANGE IN DEBT                                                                (D+E+F)      2,039        1,324        3,824
-----------------------------------------------------------------------------------------------------------------------------------
H.   NET DEBT, AT END OF YEAR                                                            (A+G)    (16,079)     (20,618)     (18,118)
-----------------------------------------------------------------------------------------------------------------------------------

The net change in debt is the result of the following

-----------------------------------------------------------------------------------------------------------------------------------

     (millions of euro)
-----------------------------------------------------------------------------------------------------------------------------------
     Increase (decrease) in medium/long-term debt                                                    (129)       2,751       (1,065)
     Increase (decrease) in short-term borrowings                                                  (1,910)      (4,075)      (2,759)
-----------------------------------------------------------------------------------------------------------------------------------
     Net change in debt                                                                            (2,039)      (1,324)      (3,824)
-----------------------------------------------------------------------------------------------------------------------------------

(1) Total cash used for investments can be analyzed as follows:

-----------------------------------------------------------------------------------------------------------------------------------

     (millions of euro)
-----------------------------------------------------------------------------------------------------------------------------------
     Industrial investments:
      - differences on consolidation                                                                   21           10          369
      - other intangible assets                                                                       239          212        1,584
      - fixed assets                                                                                  458          600        3,258
     Investment in long-term investments                                                              142          405        1,708
-----------------------------------------------------------------------------------------------------------------------------------
CASH USED FOR INVESTMENTS                                                                             860        1,227        6,919
-----------------------------------------------------------------------------------------------------------------------------------

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


[ ]  ECONOMIC AND FINANCIAL PERFORMANCE - TELECOM ITALIA S.p.A.

The results of operations in the first quarter of 2003 and the financial condition at March 31, 2003 of the Parent Company, Telecom Italia, reflect the situation after the contribution of the "International Wholesale Services" business segment to Telecom Italia Sparkle on December 31, 2002 and after the merger by incorporation of the subsidiary Telecom Italia Lab, agreed on March 18, 2003 and effective for accounting and tax purposes on January 1, 2003.

The following table presents the results for the first quarter of 2003, compared to the proforma results for the first quarter of 2002, which take into account the changes ensuing from the above-mentioned corporate transactions, shown in the column "adjustments".

------------------------------------------------------------------------------------------------------------------------------------
                                                         1st Quarter  1st Quarter    Adjustments  1st Quarter         Change
                                                             2003         2002                       2002                %
                                                                                                   proforma    ---------------------
    (millions of euro)                                        (a)          (b)                       (c)         (a / b)    (a / c)
------------------------------------------------------------------------------------------------------------------------------------
A.  SALES AND SERVICE REVENUES                               3,959        4,190         (240)       3,950         (5.5)         0.2
    Changes in inventory of contract work in process             -           (4)          (1)          (5)           -            -
    Increases in capitalized internal construction costs         2            -            3            3            -        (33.3)
    Operating grants                                             4            -            1            1            -      (degree)
-----------------------------------------------------------------------------------------------------------------------------------
B.  STANDARD PRODUCTION VALUE                                3,965        4,186         (237)       3,949         (5.3)         0.4
    Raw materials and outside services (1)                  (1,528)      (1,655)         199       (1,456)         7.7         (4.9)
-----------------------------------------------------------------------------------------------------------------------------------
C.  VALUE ADDED                                              2,437        2,531          (38)       2,493         (3.7)        (2.2)
    Labor costs (1)                                           (639)        (656)          (6)        (662)         2.6          3.5
-----------------------------------------------------------------------------------------------------------------------------------
D.  GROSS OPERATING PROFIT                                   1,798        1,875          (44)       1,831         (4.1)        (1.8)
    Depreciation and amortization                             (686)        (726)          14         (712)         5.5          3.7
    Other valuation adjustments                                (24)         (23)                      (23)        (4.3)        (4.3)
    Provisions to reserves for  risks and charges              (17)         (13)           1          (12)       (30.8)       (41.7)
    Net other income (expenses)                                (19)         (16)                      (16)       (18.8)       (18.8)
-----------------------------------------------------------------------------------------------------------------------------------
E.  OPERATING INCOME                                         1,052        1,097          (29)       1,068         (4.1)        (1.5)
-----------------------------------------------------------------------------------------------------------------------------------

    (1) Reduced by related cost recoveries

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


The Parent Company, Telecom Italia S.p.A., reported a net income of euro 356 million in the first quarter of 2003, an increase of euro 76 million compared to the first quarter of 2002.

As usual, dividends from subsidiaries arising from the current year's earnings are not included in the result for the first quarter of 2003 but are recorded at the end of the year in accordance with the accrual principle.

The improvement in earnings, compared to first quarter of 2002, can be ascribed to net financial income (expenses) (+euro 41 million), net investment income (expenses) (+euro 96 million) and net extraordinary income (expenses) (+euro 57 million) offset by lower net operating income (expenses) (-euro 45 million) and higher income taxes (+euro 73 million).

Sales and service revenues, equal to euro 3,959 million, decreased by euro 231 million, -5.5%, compared to the first quarter of 2002 (an increase of euro 9 million, +0.2% on a comparable basis).

The reduction was attributable to traffic, the equivalent amount of which decreased by euro 300 million, -14.5%, mainly on account of the effect of the contribution of the "International Wholesale Services" business to Telecom Italia Sparkle and the resultant allocation to the latter of revenues from international traffic (euro 238 million in the first quarter of 2002).

On a comparable basis, the reduction in traffic was euro 62 million, -3.4%. This result was partly compensated by the increase in income from basic subscription charges which benefited from the growth in commercial rate plans (principally Teleconomy and Alice) offering rate discounts on traffic aimed at retaining customer "loyalty".

Gross operating profit, equal to euro 1,798 million, decreased by euro 77 million compared to the first quarter of 2002 (-4.1%). As a percentage of revenues, the gross operating profit was 45.4% (44.7% in the same period of the prior year). On a comparable basis, the reduction was euro 33 million, -1.8%.

The decrease is due to the aforementioned fall in revenues that was partly compensated by the reduction in the consumption of raw materials and outside services (-euro 127 million) and labor costs (-euro 17 million).

The reduction in the consumption of raw materials and outside services can mainly be ascribed to the contraction in the costs of providing service and a decrease in the amounts payable to foreign correspondents as a result of the cited contribution to Telecom Italia Sparkle.

Operating income, equal to euro 1,052 million, decreased by euro 45 million compared to the first quarter of 2002 (-4.1%) and as a percentage of revenues was 26.6% compared to 26.2% in the corresponding period of the prior year. On a comparable basis, the reduction was euro 16 million, -1.5%.

Net financial income (expenses) was an expense balance of euro 246 million (-euro 287 million in the first quarter of 2002). This is an improvement of euro 41 million mainly as a result of the contraction in average debt exposure.

Net investment income (expenses) is composed of the following:

          --------------------------------------------------------------------------------------
                                                             1st Quarter   1st Quarter    Change
                                                                2003          2002
          (millions of euro)                                     (a)           (b)        (a-b)
          --------------------------------------------------------------------------------------
          Value adjustments to financial assets                  (136)        (258)         122
          Income from investments, net                              -           26          (26)
          --------------------------------------------------------------------------------------
          Total                                                  (136)        (232)          96
          --------------------------------------------------------------------------------------

Specifically:

     o value adjustments to financial assets principal refer to the writedowns of the investments in Stream (euro 64 million), I.T. Telecom (euro 20 million), Telecom Italia Learning Services (euro 6 million), Latin American Nautilus (euro 7 million), Edotel (euro 7 million) and the writedown of TIM shares held in current assets (euro 21 million). The reduction (-euro 122 million) compared to the first quarter of 2002, is due to the fact that in 2002 writedowns had primarily been made to the investments in Stet International Netherlands (now Telecom Italia International), euro 95 million, Nortel Inversora (euro 19 million), Softe (now Telecom Italia Finance), euro 26 million and TMI - Telemedia International Italia (euro 24 million).

Net extraordinary income (expenses) showed an expense balance of euro 26 (and expense balance of -euro 83 million in the first quarter of 2002), with an improvement of euro 57 million. Specifically:

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


extraordinary income of euro 23 million comprised:

     o gains (euro 15 million) realized on the sales of the investments in Siteba and Tele Pay Roll Services (euro 11 million) and the sale of the Logistics business to TNT (euro 4 million);

     o    other prior period income for a total of euro 8 million.

extraordinary expenses of euro 49 million comprised:

     o expenses for corporate restructuring relating to employee cutbacks and layoffs (euro 23 million);

     o    expenses relating to corporate transactions (euro 9 million);

     o    other expenses and provisions (euro 17 million).

Income taxes, equal to euro 288 million, rose by euro 73 million compared to the first quarter of 2002, mainly on account of a higher taxable base.

Employees at March 31, 2003 numbered 55,308, with an increase of 603 compared to December 31, 2002, principally due to the addition of the employees of TI Lab (+1,169) after the merger and the reduction in number following the sale of the Logistics business (337).

Investments totaled euro 827 million (euro 521 million in the first quarter of 2002). The breakdown was as follows:

----------------------------------------------------------------------------
                                     1st Quarter    1st Quarter       Change
(millions of euro)                      2003            2002          (a-b)
                                         (a)            (b)
----------------------------------------------------------------------------
Industrial investments                   743            379            364
----------------------------------------------------------------------------
Financial investments                     84            142            (58)
----------------------------------------------------------------------------
Total investments                        827            521            306
----------------------------------------------------------------------------

Industrial investments, in particular, included the early purchase of buildings under financial lease contracts with Teleleasing for euro 312 million.

Net debt of euro 14,887 million decreased by euro 241 million compared to December 31, 2002 (euro 15,128 million). The improvement was the result of cash flows from operations (euro 768 million) which more than compensated cash flows used for financing and extraordinary activities (euro 358 million), plus the addition of the beginning net debt of the merged company TI Lab (euro 169 million).

Net debt also benefited from the effect of the securitization transaction for an amount of euro 839 million at March 31, 2003 (euro 826 million at December 31, 2002).

Gross debt at March 31, 2003 was euro 15,856 million (euro 17,299 million at December 31, 2002). Details are as follows:

------------------------------------------------------------------------------------------------------------------
                                                         At 3/31/2003                               At 12/31/2002
                                  --------------------------------------------------------------------------------
                                                        Foreign
(millions of euro)                   euro        %      currency     %         Total       %        Total       %
------------------------------------------------------------------------------------------------------------------
Medium/long-term debt               11,725       75         81       26       11,806       74      11,848      68
Short-term borrowings                3,815       25        235       74        4,050       26       5,451      32
------------------------------------------------------------------------------------------------------------------
         Total                      15,540      100        316      100       15,856      100      17,299     100
------------------------------------------------------------------------------------------------------------------

The portion of medium/long-term debt rose from 68% at December 31, 2002 to 74% at March 31, 2003.

                                      ***

Furthermore, on March 11, 2003, the Board of Directors of Telecom Italia passed a resolution to call, at market price, and subsequently cancel, for a maximum amount of euro 2 billion, a portion of the notes underwritten by the subsidiary Telecom Italia Finance. This transaction was necessary in order to bring the ratio of debentures and financial notes to net equity into equilibrium in view of the proposed distribution of reserves up to a maximum of euro 1,333 million.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


Telecom Italia

Statements of income

--------------------------------------------------------------------------------------------------------------------------
                                                                                                             Change
                                                                1st Quarter  1st Quarter    Year              (a-b)
                                                                    2003         2002       2002       ------------------
    (millions of euro)                                               (a)          (b)        (a)        amount         %
--------------------------------------------------------------------------------------------------------------------------
A.  SALES AND SERVICE REVENUES                                      3,959       4,190      17,055        (231)       (5.5)
    Changes in inventory of contract work in process                    -          (4)          -           4           -
    Increases in capitalized internal construction costs                2           -          11           2           -
    Operating grants                                                    4           -           -           4           -
--------------------------------------------------------------------------------------------------------------------------
B.  STANDARD PRODUCTION VALUE                                       3,965       4,186      17,066        (221)       (5.3)
    Raw materials and outside services (1)                         (1,528)     (1,655)     (6,966)        127         7.7
--------------------------------------------------------------------------------------------------------------------------
C.  VALUE ADDED                                                     2,437       2,531      10,100         (94)       (3.7)
    Labor costs (1)                                                  (639)       (656)     (2,551)         17         2.6
--------------------------------------------------------------------------------------------------------------------------
D.  GROSS OPERATING PROFIT                                          1,798       1,875       7,549         (77)       (4.1)
    Depreciation and amortization                                    (686)       (726)     (3,020)         40         5.5
    Other valuation adjustments                                       (24)        (23)       (357)         (1)       (4.3)
    Provisions to reserves for  risks and charges                     (17)        (13)        (44)         (4)      (30.8)
    Net other income (expenses)                                       (19)        (16)        (83)         (3)      (18.8)
--------------------------------------------------------------------------------------------------------------------------
E.  OPERATING INCOME                                                1,052       1,097       4,045         (45)       (4.1)
    Net financial income (expenses)                                  (246)       (287)     (1,087)         41        14.3
    Net investment income (expenses)                                 (136)       (232)      1,464          96        41.4
--------------------------------------------------------------------------------------------------------------------------
F.  INCOME BEFORE EXTRAORDINARY ITEMS
    AND INCOME TAXES                                                  670         578       4,422          92        15.9
    Net extraordinary income (expenses)                               (26)        (83)     (6,093)         57        68.7
--------------------------------------------------------------------------------------------------------------------------
G.  INCOME (LOSS) BEFORE INCOME TAXES                                 644         495      (1,671)        149        30.1
    Income taxes                                                     (288)       (215)         26         (73)      (34.0)
--------------------------------------------------------------------------------------------------------------------------
H.  NET INCOME (LOSS)                                                 356         280      (1,645)         76        27.1
--------------------------------------------------------------------------------------------------------------------------

    (1) Reduced by related cost recoveries

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT



Telecom Italia

Balance Sheets

--------------------------------------------------------------------------------------------------------------
                                                                           3/31/2003   12/31/2002      Change
     (millions of euro)                                                       (a)          (b)          (a-b)
--------------------------------------------------------------------------------------------------------------
A.   INTANGIBLES, FIXED ASSETS AND
     LONG-TERM INVESTMENTS
     Intangible assets                                                       1,300        1,287           13
     Fixed assets                                                           12,770       12,678           92
     Long-term investments:
     o  equity investments and advances
        on future capital contributions                                     15,007       15,010           (3)
     o  other                                                                  620          588           32
--------------------------------------------------------------------------------------------------------------
                                                                       (A)  29,697       29,563          134
--------------------------------------------------------------------------------------------------------------
B.   OPERATING WORKING CAPITAL
     Inventories                                                                80           70           10
     Trade accounts receivable, net                                          4,820        4,385          435
     Other assets                                                            1,512        1,786         (274)
     Trade accounts payable                                                 (2,752)      (2,948)         196
     Other liabilities                                                      (4,458)      (4,115)        (343)
     Reserves for employee termination indemnities
     and pensions and similar obligations                                   (1,009)        (968)         (41)
     Capital and/or investment grants                                         (225)        (235)          10
     Deferred tax assets net of reserve for income taxes                     1,454        1,454
     Other reserves for risks and charges                                   (2,918)      (2,908)         (10)
--------------------------------------------------------------------------------------------------------------
                                                                       (B)  (3,496)      (3,479)         (17)
--------------------------------------------------------------------------------------------------------------
C.   NET INVESTED CAPITAL                                            (A+B)   26,201       26,084          117
--------------------------------------------------------------------------------------------------------------

     Financed by:
D.   SHAREHOLDERS' EQUITY
     Share capital                                                           4,024        4,024
     Retained earnings and reserves                                          6,934        8,577       (1,643)
     Net income (loss)                                                         356       (1,645)       2,001
--------------------------------------------------------------------------------------------------------------
                                                                            11,314       10,956          358
--------------------------------------------------------------------------------------------------------------
E.   MEDIUM/LONG-TERM DEBT                                                  11,806       11,848          (42)
--------------------------------------------------------------------------------------------------------------
F.   NET SHORT-TERM FINANCIAL DEBT (LIQUIDITY):
     Short-term borrowings                                                   4,050        5,451       (1,401)
     Liquid assets and short-term financial receivables                     (1,059)      (2,698)       1,639
     Financial accrued expenses (income) and
     deferred expenses (income), net                                            90          527         (437)
--------------------------------------------------------------------------------------------------------------
                                                                             3,081        3,280         (199)
--------------------------------------------------------------------------------------------------------------
     NET FINANCIAL DEBT                                            (E+F)    14,887       15,128         (241)
--------------------------------------------------------------------------------------------------------------
G.   TOTAL FINANCING                                           (D+E+F=C)    26,201       26,084          117
--------------------------------------------------------------------------------------------------------------

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT



Telecom Italia

Statements of Cash Flows

------------------------------------------------------------------------------------------------------------------------------
                                                                                          1st Quarter  1st Quarter     Year
      (millions of euro)                                                                     2003         2002         2002
------------------------------------------------------------------------------------------------------------------------------
A.    NET DEBT, AT BEGINNING OF YEAR                                                       (15,128)     (16,913)     (16,913)

------------------------------------------------------------------------------------------------------------------------------
      Net debt, at beginning of year, TI Lab                                                  (169)           -            -
------------------------------------------------------------------------------------------------------------------------------
B.    ADJUSTED NET DEBT, AT BEGINNING OF YEAR                                              (15,297)     (16,913)     (16,913)
------------------------------------------------------------------------------------------------------------------------------

      Operating income                                                                       1,052        1,097        4,045
      Depreciation of fixed assets and amortization of intangible assets                       686          726        3,020
      Investments in fixed assets and intangible assets (1)                                   (743)        (379)      (2,322)
      Receipts of capital and/or operating grants                                                1            -           23
      Proceeds from disposal of intangible assets and fixed assets                               1            9           54
      Change in operating working capital and other changes                                   (229)        (290)         471
------------------------------------------------------------------------------------------------------------------------------
C.    FREE CASH FLOW FROM OPERATIONS                                                           768        1,163        5,291
------------------------------------------------------------------------------------------------------------------------------

      Investments in long-term investments (1)                                                 (84)        (142)      (1,286)
      Proceeds from sale/redemption value of other intangibles                                  41           31          694
      Change in non-operating working capital and other changes                               (315)        (797)         370
------------------------------------------------------------------------------------------------------------------------------
D.                                                                                            (358)        (908)        (222)
------------------------------------------------------------------------------------------------------------------------------
E.    NET CASH FLOWS BEFORE DISTRIBUTION OF
      INCOME/RESERVES AND CONTRIBUTIONS BY SHAREHOLDERS                          (C+D)         410          255        5,069
------------------------------------------------------------------------------------------------------------------------------
F.    DISTRIBUTION OF INCOME/RESERVES                                                            -            -       (3,293)
------------------------------------------------------------------------------------------------------------------------------
G.    CONTRIBUTIONS BY SHAREHOLDERS                                                              -            7            9
------------------------------------------------------------------------------------------------------------------------------
H.    NET CHANGE IN DEBT                                                       (E+F+G)         410          262        1,785
------------------------------------------------------------------------------------------------------------------------------
I.    NET DEBT, AT END OF YEAR                                                   (B+H)     (14,887)     (16,651)     (15,128)

------------------------------------------------------------------------------------------------------------------------------

The net change in debt is the result of the following:

------------------------------------------------------------------------------------------------------------------------------
                                                                                          1st Quarter  1st Quarter     Year
      (millions of euro)                                                                     2003         2002         2002
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in medium/long-term debt                                                   (45)       3,185        1,477
Increase (decrease) in short-term borrowings                                                  (365)      (3,447)      (3,262)
------------------------------------------------------------------------------------------------------------------------------------
Net change in debt                                                                            (410)        (262)      (1,785)
------------------------------------------------------------------------------------------------------------------------------------

(1) Total cash used for investments can be analyzed as follows

------------------------------------------------------------------------------------------------------------------------------
                                                                                          1st Quarter  1st Quarter     Year
      (millions of euro)                                                                     2003         2002         2002
------------------------------------------------------------------------------------------------------------------------------------
Industrial investments:
     - fixed assets                                                                            597          294        1,674
     - intangible assets                                                                       146           85          648
Investment in long-term investments                                                             84          142        1,286
------------------------------------------------------------------------------------------------------------------------------------
CASH USED FOR INVESTMENTS                                                                      827          521        3,608
------------------------------------------------------------------------------------------------------------------------------------

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT



[ ] SUBSEQUENT EVENTS

There follows a description of the significant events subsequent to March 31, 2003.

MERGER OF TELECOM ITALIA IN OLIVETTI

On April 15, 2003, the Board of Directors approved the plan or merger of Telecom Italia in Olivetti, with the following exchange ratio:

               7 Olivetti ordinary shares, of par value euro 1 each, for every Telecom Italia ordinary share of par value euro 0.55 each

               7 Olivetti savings shares, of par value euro 1 each, for every 1 Telecom Italia savings share of par value euro 0.55 each

As a result of the merger, the controlling investment in Telecom Italia held by Olivetti will be cancelled, whereas the investment held by Olimpia in Olivetti will be significantly diluted.

The exchange ratio will principally be covered by the redistribution of Olivetti capital as it stands when the merger is finalized, after the par values of the ordinary and savings shares post-Olivetti merger have been adjusted to euro 0.55 (equal to the par value of Telecom shares), in place of the current par value of euro 1.

The company resulting from the merger will take the name and corporate business purpose of Telecom Italia. The registered office of the company will be in Milan, where Telecom Italia currently has its registered office.

More in general, Olivetti will adopt new by-laws that are very similar to Telecom Italia's by-laws. Since the business purpose has been changed, Olivetti shareholders are entitled to exercise withdrawal rights. To meet the requirements that might arise as a result of any withdrawals, Olivetti has secured euro 9 billion in financing. Any portion of the financing not used for the withdrawal rights will be set aside by Olivetti for a partial voluntary tender offer to purchase Telecom Italia ordinary and savings shares. The purchase price of the tender offer will be equal to the average price of the shares during the period between March 12 and the date of the Olivetti Shareholders' meeting called to approve the merger, plus a premium of 20%, with a minimum and maximum amount of euro 7.0 and euro 8.4 per ordinary share and euro 4.7 and euro 5.65 per savings share. The withdrawal rights and the tender offer are both subject to the execution of the merger.

The merger will be effective from the date of the final registrations of the plan of merger of the companies involved at the registry offices, or eventually at the later date established in the deed of merger for early August 2003.

For accounting purposes, Telecom Italia's transactions will be taken up in Olivetti's financial statements starting January 1, 2003, which is also the effective date of the merger for tax purposes.

The ordinary and savings shares issued by Olivetti in exchange for Telecom Italia shares, which will be cancelled as a result of the merger, will have normal dividend rights. The merger will come into effect when the savings shares issued by Olivetti to service the exchange ratio have been admitted for listing on the Mercato Telematico Italiana market of Borsa Italiana S.p.A..

Listing on the New York Stock Exchange will be requested for the new ordinary and savings shares of the company resulting from the merger.

SEAT PAGINE GIALLE SPIN-OFF

On April 1, 2003, the Board of Directors of Seat Pagine Gialle approved the plan for the partial proportional spin-off of Seat Pagine Gialle S.p.A. (the "spun-off" company) to a newly formed company (the "beneficiary" company), on the basis of the balance sheet data of the spun-off company at December 31, 2002. If the plan is approved by the shareholders of Seat Pagine Gialle, the beneficiary company will receive the corporate complex principally composed of the following business segments: Directories (consisting of the Italian operations in telephone publishing and the stakes held in TDL Infomedia and Thomson), Directory Assistance (89.24.24 Pronto Pagine Gialle and Telegate) and Business Information (Consodata group). The spun-off company will take the new name of Telecom Italia Media whereas the beneficiary company will take the name of Seat Pagine Gialle. On the basis of the plan of spin-off, when the transaction becomes effective, the shareholders of Seat Pagine Gialle will be assigned, for every 40 ordinary (savings) held:

-    29 new ordinary (savings) shares of the beneficiary company, Seat Pagine
     Gialle

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


-    11 new ordinary (savings) shares of the spun-off company, Telecom Italia
     Media

Moreover, Telecom Italia has started the procedures for the divestiture, using a competitive process, aimed at the sale of the controlling investment held in the aforementioned beneficiary company that will take place after the spin-off.


SALE OF EQUITY INVESTMENT IN STREAM

On April 30, 2003, after authorization was received from the relevant authorities, the agreement, announced October 1, 2002, was concluded with News Corporation for the creation of a single Italian pay-TV company.

The new company, resulting from of the integration of Steam and Tele+, will be called SKY ITALIA. Telecom Italia will hold a 19.9% stake and News Corporation an 80.1% stake.


STRATEGIC OUTSOURCING AGREEMENT BETWEEN TELECOM ITALIA AND HEWLETT-PACKARD

The Management Services & Outsourcing agreement between Telecom Italia and Hewlett-Packard announced on February 21, 2003 became operational following the completion of the procedures established by existing laws.

The agreement calls for the following operations outsourcing contracts: HP will supply asset management, help desk, maintenance and workstation management, while IT Telecom will manage Hewlett-Packard Italiana's operational activities in the SAP environment and house the systems in its Data Centers. The agreement was also executed for the sale of the Desktop Management Services business, IT Telecom (100%-owned by Telecom Italia), to the new Hewlett-Packard entity HP DCS (Hewlett-Packard Distributed Computing Services).

[ ]  BUSINESS OUTLOOK

     The outlook for the Telecom Italia Group for the year 2003 is a substantially stable operating profitability and a further reduction in net indebtedness.

     Assuming the execution of the merger of Telecom Italia in Olivetti described above:

     o consolidated net indebtedness will be represented by that of the Olivetti Group which already includes that of Telecom Italia. Such indebtedness could be higher at the end of 2003 as a result of transactions related to the merger (withdrawal of a part of Olivetti's shareholders and the voluntary partial tender offer of purchase for Telecom Italia ordinary and savings shares) which will be partly financed by cash flows provided by both operations and the disposal of non-strategic investments;

     o operating profitability of the Group for the year 2003 before amortization of differences on consolidation is expected remain stable.

     The company resulting from the merger is also expected to report net earnings in the 2003 financial statements. This will make it possible to offer the same dividend policy to the current Telecom Italia shareholders with total dividends that will at least be in line with those from 2002 earnings.


[ ]  RELATED PARTY TRANSACTIONS

With reference to related party transactions, the effects of such transactions on the balance sheet and statement of income in the consolidated financial statements of the Telecom Italia Group at March 31, 2003 are reported in the following table.

In the consolidated financial statements, the effects of intercompany transactions on the balance sheet and statement of income, that is, all transactions among consolidated companies, have been eliminated.

All related party transactions, including intercompany transactions, fall within the normal business operations of the Group, are governed by market terms or on the basis of specific laws; also, there are no atypical or unusual transactions.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


------------------------------------------------------------------------------------------------------------------------------------
Major statement of income and
balance sheet components                Transactions with:                             Nature of transaction
------------------------------------------------------------------------------------------------------------------------------------
(millions of euro)              unconsolidated  parent companies,
                                 subsidiaries    subsidiaries
                                     and        and affiliates
                                  affiliates      of parent
                                                  companies
------------------------------------------------------------------------------------------------------------------------------------
Sales and services revenues           33             3         These comprise revenues from Teleleasing (euro 16 million), Stream
                                                               (euro 3 million), Telecom Argentina (euro 3 million), Telekom Srbija
                                                               (euro 2 million)
------------------------------------------------------------------------------------------------------------------------------------
Raw materials and outside             100            3         These mainly comprise rent payable to Tiglio 1 (euro 20 million) and
services                                                       Tiglio 2 (euro 6 million) as well as TLC service costs from Etecsa
                                                               Cuba (euro 36 million) and maintenance and servicing costs from
                                                               Italtel (euro 12 million).
------------------------------------------------------------------------------------------------------------------------------------
Net other (income) expenses            1                       These mainly relate to cost recoveries for personnel on loan to certain subsidiaries and affiliates
------------------------------------------------------------------------------------------------------------------------------------
Net financial (income) expenses        1                       These include accrued interest income on loans made to certain subsidiaries and affiliates (euro 6 million) and interest expense payable to Teleleasing for financial leasing transactions (euro 5 million)
------------------------------------------------------------------------------------------------------------------------------------
Loans under long-term                 428                      These comprise medium/long-term loans made to IS TIM (euro 302
investments                                                    million), Tiglio 1 (euro 54 million), Telegono (euro 24 million) and
                                                               Tiglio 2 (euro 30 million)
------------------------------------------------------------------------------------------------------------------------------------
Financial receivables                 35                       These comprise short-term loans made to Tmi group companies (euro 14 million) and Golden Lines (euro 8 million net of provisions)
------------------------------------------------------------------------------------------------------------------------------------
Financial payables                    45                       These refer mainly to payables for finance leases to Teleleasing
                                                               (euro 29 million)
------------------------------------------------------------------------------------------------------------------------------------
Trade and other accounts              196            4         They mainly regard receivables from Stream (euro 66 million), Telekom
receivable                                                     Srbija (euro 22 million net of provisions), Teleleasing (euro 23 million) and Consorzio Telcal (euro 11 million)
------------------------------------------------------------------------------------------------------------------------------------
Trade and other accounts              320           583        These refer to payables to Olivetti for the settlement of Group VAT
payable                                                        and receivables from the tax authorities transferred (euro 571 million) and supply contracts connected with operating and investment activities: they include payables to the Italtel group (euro 84 million), Siemens Informatica (euro 40 million), Teleleasing (euro 13 million) and advances from Consorzio Telcal (euro 103 million)
------------------------------------------------------------------------------------------------------------------------------------
Contract work in process              110                      These refer mainly to activities on behalf of Consorzio Telcal for the Telematico Calabria Plan
------------------------------------------------------------------------------------------------------------------------------------
Guarantees and collateral             947                      These comprise sureties provided on behalf of Is Tim (euro 617
provided                                                       million), Consorzio Csia (euro 85 million), Stream (euro 49 million) as well as collateral on behalf of Is Tim (euro 102 million)
------------------------------------------------------------------------------------------------------------------------------------
Purchases and sales commitments       12                       They refer to commitments with Teleleasing under operating leases

------------------------------------------------------------------------------------------------------------------------------------
Investments in fixed assets and       46                       These mainly consist of acquisitions of telephone exchanges from the
intangibles                                                    Italtel group (euro 30 million) and computer projects from Siemens
                                                               Informatica (euro 4 million)
------------------------------------------------------------------------------------------------------------------------------------

In the first quarter 2003, the buildings leased from Teleleasing under financial leasing contracts, recorded in the consolidated fixed assets, were purchased.

Related party transactions, excluding transactions among Group companies, also comprise those by the Telecom Italia Group with the Pirelli group and the Edizione Holding group in the first quarter of 2003 are as follows.

                                                 -----------------------------------------------------------------------------------
                                                 1st Quarter
(millions of euro)                                   2003
------------------------------------------------------------------------------------------------------------------------------------
Sales and service revenues                             9        These mainly refer to computer services and the supply of energy services to the Pirelli group (euro 7 million) and telephone services to the Pirelli group and the Edizione Holding group (euro 1 million)
------------------------------------------------------------------------------------------------------------------------------------
Raw materials and outside services                     12       These refer to planning and servicing expenditures to the Pirelli group.
------------------------------------------------------------------------------------------------------------------------------------
Trade and other accounts receivable                    9        These mainly refer to the above-mentioned telephone services rendered to the Pirelli group (euro 8 million) and the Edizione
                                                                Holding group (euro 1 million)
------------------------------------------------------------------------------------------------------------------------------------
Trade and other accounts payable                       24       These mainly refer to supply contracts connected with investment activities from the Pirelli group (euro 23 million) and the Edizione
                                                                Holding group (euro 1 million)
------------------------------------------------------------------------------------------------------------------------------------
                                                                These mainly refer to purchases of telecommunications cables from
Investments in fixed assets and intangibles            6        the Pirelli group
------------------------------------------------------------------------------------------------------------------------------------

Additionally:

- in the first quarter of 2003, TIM sold telephone cards for resale to the public to Autogrill S.p.A. (Edizione Holding Group), for an equivalent amount of about euro 7 million;

- Telecom Italia has a commitment to acquire a further 5% interest in Epiclink from Pirelli S.p.A. for a total of euro 3 million.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT



DOMESTIC WIRELINE

     o    Confirmation of the positive trend in profit margins

     o    Innovation of products and service and development of broadband

     o    Efficiency in costs and investments

[ ]  THE BUSINESS UNIT

     The Domestic Wireline Business Unit operates on a national level as the consolidated market leader in wireline telephone and data services and call centers, for final (retail) customers and other (wholesale) providers. On an international level, Domestic Wireline develops fiber optic networks for wholesale customers, mainly in Europe and South America. During the period, strong competition in the market continued. It was more accentuated in the case of national traffic and was countered with new rate plans offered as part of the action to win back and retain customers.

[ ]  THE STRUCTURE OF THE BUSINESS UNIT

     The Business Unit is organized as follows:

Telecom Italia DW                 National Subsidiaries              International Subsidiaries
Wireline TLC services:            Atesia S.p.A.                      Latin American Nautilus Group
                                  Path.Net S.p.A.                    Mediterranean Nautilus Group
o Traffic and Access              Loquendo S.p.A.                    Med-1 Group
o Data Business                                                      Intelcom San Marino S.p.A.
o National Wholesale              Telecom Italia Sparkle Group
o Public Telephone Services        - Telecom Italia Sparkle S.p.A.
                                   - Pan European Backbone
                                   - Telecom Italia of N.A.Inc.
                                   - Telemedia Int.Lux. Group

[ ]  MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

     In the first quarter of 2003, the scope of consolidation changed as a result of the transfer of the Loquendo S.p.A. (previously consolidated in the IT Group BU) to Domestic Wireline. The figures relating to 2002 have been duly restated.

     In addition, during the first quarter of 2003, Telecom Italia DW, together with Finsiel, won the bid for the creation of an Information System for Health Care and Social Services and a Regional Services Card for the Lombardy Region. This is a seven-year contract which involves the design of a network incorporating all the facilities and operators of health care and social services, as well as new services which the public can access through a Regional Health Care Card. Following the award of the bid, in February, Telecom Italia DW acquired a minority stake in LISIT S.p.A..

[ ]  ECONOMIC AND FINANCIAL DATA

     The following table shows the key results in the first quarter of 2003, compared to the first quarter of 2002 and the year 2002, restated for purposes of comparison.

--------------------------------------------------------------------------------------------------------
                                                                                             Change
                                               1st Quarter  1st Quarter      Year             (a-b)
                                                   2003         2002         2002       ----------------
    (millions of euro)                              (a)          (b)          (a)        amount       %
--------------------------------------------------------------------------------------------------------
Sales and service revenues                         4,235        4,175        17,035        60       1.4
Gross operating profit                             1,973        1,941         7,966        32       1.6
% of revenues                                      46.6%        46.5%         46.8%
Operating income                                   1,233        1,198         4,698        35       2.9
% of revenues                                      29.1%        28.7%         27.6%
Investments:
o industrial
o differences on consolidation
                                                     433          433         2,465         -         -
                                                       -            -             -
Employees at period-end (number) (1)              53,177       57,140        53,857      (680)     (1.3)
--------------------------------------------------------------------------------------------------------

(1) The change in the number of employees has been calculated in reference to the data at the end of 2002

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIALS.]

                             Gross Operating Profit

                           1st Quarter    1st Quarter
                               2002           2003
                           -----------    -----------
                              1,941          1,973


     Sales and service revenues show growth of 1.4% (euro 60 million), generated mainly by DW and TI Sparkle.

     Factors particularly influencing the growth in revenues include higher revenues from basic subscription charges and sales which more than compensated the slight fall in traffic (-euro 7.2 million compared to the first quarter of 2002) caused, among other things, by a reduction in the retail sector and an increase in the wholesale sector.

     In particular:

     o The slight reduction in retail traffic (approximately -euro 13.3 million, equal to -0.8%) was offset by the growth of VAS and data traffic (a total of +euro 108.8 million compared to the first quarter of 2002) which almost completely compensated the erosion of revenues from Voice and On Line Dial Up traffic. In particular, the erosion of revenues from Voice and On Line Dial Up traffic continues to be affected by a number of different factors, such as:

          - DW's marketing strategy of giving preference to flat rate plans, which, in terms of economic results, lower the average yield on traffic and increase revenues from basic subscription charges;

          - rate adjustments which lowered average prices and access charges.

     o Revenues from national and international wholesale traffic (a total of +euro 6.1 million, equal to +1.3% compared to the first quarter of
          2002), were marked by the growth of international traffic as a result of higher volumes of in transit traffic, which compensated the reduction in national traffic generated mainly by an average reduction in the yield equal to 30%, compared to the first quarter of 2002.

     o Revenues from basic subscription charges and sales increased by approximately euro 110 million compared to the first quarter of 2002. Revenues from basic subscription charges rose by approximately euro 80 million, reflecting an increase in the retail segment of approximately euro 87 million, for access (approx. +euro 54 million) and ADSL (approx. +euro 27 million), and a reduction in the wholesale segment.

     The increase in the gross operating profit and the operating income were the result of both the growth of sales and service revenues and improvements in efficiency compared to the first quarter of 2002. This was achieved by continuing to implement cost control policies and employing the utmost attention to the selection of investments.

     Investments in the first quarter of 2003 were in line with those of the same period of the prior year.

     The number of employees fell by 680 compared to December 31, 2002. The reduction is due to 362 employees who terminated employment with the company, 119 new employees hired (of which 68 refer to seafaring personnel of Elettra), mobility among Telecom Italia Business Units -100 persons (relating mainly to the transfer of resources from DW to the "Prevention, Protection and Environment Services" Function operating in the sphere of HR Operating Services) and the outsourcing of logistics activities involving -337 persons.

[ ]  INFORMATION ON OPERATIONS

     The following table shows the main operating highlights for the first quarter of 2003, compared to the first quarter of 2002 and the year 2002:

-------------------------------------------------------------------------------------------------------------
Operating data                                                         3/31/2003     3/31/2002    12/31/2002
-------------------------------------------------------------------------------------------------------------
Fixed network connections (in thousands)                                  27,107        27,344        27,142
   o  of which ISDN                                                        5,888         5,545         5,756
Annual increase in minutes of traffic on the fixed network (%)               3.5           8.7           2.4
   o  national traffic                                                       2.9           8.0           1.8
   o  international traffic                                                 17.6          29.9          17.9
-------------------------------------------------------------------------------------------------------------

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT



[ ]  Traffic and access

     During the first quarter of 2003, three new cordless products were marketed targeting the residential clientele. In addition, the new ADSL Smart 1 Time rate plan was launched, based on consumption and directed at the SOHO (Small Office Home Office) clientele. Another new feature of broadband services was the production and marketing of small transmitters that are capable of doubling the radio coverage of Smart Wireless (Access Point).

     With regard to services, the 400 service was enhanced by the introduction of a new option that provides the name, surname and address of the caller and a vocal acknowledgement of any unanswered calls. Furthermore the SMS service was introduced through e-mails that can be sent in the form of a text message (SMS).

[ ]  Data business

     During the first quarter of 2003, the main features in terms of innovations to the product range involved data transmission networks for companies and Internet access.

     The main novelties in the range of web services include:

          o launch of the My Server rate plan with regard to the marketing of hardware configurations on which to apply co-location, housing and hosting services, within Telecom Italia IDCs (Internet Data Centers);

          o enhancement of the dedicated range of hosting services, through a technological upgrade of the configurations involved;

          o the extension of the hosting and housing product range that can also be applied to project solutions;

          o enhancement of the range of services for Full Business Company SAM (Corporate Messaging Services).

     The new range of data transmission services includes:

          o launch of the Broadband Everywhere project, which aims to extend broadband coverage for companies;

          o    stipulation of a collaboration agreement with CISCO System;

          o definition of special product-range profiles for the Public Administration which led to the award of the bid for the Consip agreement.

[ ]  National wholesale

     The development of Local Loop Unbundling continued. By the end of the first quarter of 2003, other operators had connected more than 210,000 lines directly to their networks whereas, in the case of ADSL Wholesale, approximately 290,000 lines had been acquired.

     From the commercial point of view, new rate plans were introduced to the market, including:

          o metroGiganet, which enhances and completes the wholesale rate plan for carrier services on lambda fiber optic cables. The metropolitan version of the service makes it possible to extend the advantages of economy, flexibility and reliability, already offered by Giganet for long distance, to urban areas.

          o Single Access ADSL Wholesale flat is a service directed at operators who want to develop fast access services to data networks and the Internet to be supplied to their customers by using the Telecom Italia access network and ADSL technology.

[ ]  International wholesale

     With regard to international wholesale services, the first quarter of 2003 shows steady growth in volumes of Telephony services, equal to +18% compared to the first quarter of 2002. This was achieved thanks to interconnection with new international carriers, to greater traffic by Italian OLOs (Other Licensed Operators) on the domestic market and to the competitiveness of the Telecom Italia product range.

     With regard to IP and Data transmission services, activity focused on the sales of innovative international connectivity services, in line with the trend of development of the market, both in the wholesale and retail segments, with reference to Italian multinational companies.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT



[ ]  National network

     With regard to the national network, the first quarter of 2003 was marked by the installation of the first six ODXC junctions of the Fiber Optic Backbone (two in Rome and one each in Florence, Pisa, Bologna and Piacenza)

[ ]  International network

     As far as the international network is concerned, during the first quarter of 2003, work continued to develop regional cross-border networks in Europe, the Mediterranean and Latin America. In particular, in Europe, the first phase of building the fiber-optic metropolitan links (city rings) was completed in Paris and London. This will make it possible to extend the range of IP and data transmission services through a more widespread presence in the main telehouses.

[ ]  EVENTS SUBSEQUENT TO MARCH 31, 2003

     In April, Telecom Italia announced that it had further boosted the development of its broadband network by activating 1,600 new HDSL exchanges which, in addition to the 2,100 already in operation, will allow 91% of the companies operating nationwide to benefit from the advantages of connection to a broadband network, including the new "E-vidence" service for "remote surveillance".

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT



MOBILE

          o    Growth of revenues and improvement in profitability margins

          o    Confirmation of leadership on the domestic market

          o    Significant reduction in net financial indebtedness

          o April 7, 2003: alliance between TIM, Telefonica Moviles and T-Mobile International

[ ]  THE BUSINESS UNIT

     The Mobile Services Business Unit (TIM group) operates in the sector of national and international mobile telecommunications. Its international presence is concentrated in South America and in the Mediterranean Basin.

[ ]  THE STRUCTURE OF THE BUSINESS UNIT

     The Business Unit is organized as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                  Mobile
------------------------------------------------------------------------------------------------------------------------------------
-----------------------  --------------------------------------------------------------------------------  -------------------------
 National Subsidiaries                             International Subsidiaries                                  Affiliated companies
-----------------------  --------------------------------------  ----------------------------------------  -------------------------
TIM - Telecom Italia      Mobile South America                               Other Subsidiaries                IS TIM  T.H.A.S.
Mobile S.p.A.                                                                                                  (Turkey)
                         --------------------------------------  ----------------------------------------
                                                     TIM International N.V.
                         --------------------------------------  ----------------------------------------
                         o TIM Brasil Group                        Stet Hellas Telecommunications S.A.
                            o Bitel Participacoes S.A.(Brazil)     (Greece)
                            o Tele Nordeste Celular Group          Telesoft Hellas S.A. (Greece)
                              Participacoes (Brazil)
                            o Tele Celular Sul Group
                              Participacoes (Brazil)
                            o Maxitel S.A. (Brazil)
                            o TIM Celular S.A .Brazil)
                            o TIMNet.com S.A. (Brazil)
                            o Starcel Ltda (Brazil)


                        o TIM Peru S.A.C.
                        o Corporacion Digitel C.A.
                           (Venezuela)
------------------------------------------------------------------------------------------------------------------------------------

[ ]  MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

     On March 28, 2003, Stet Hellas acquired the entire stake in Telesoft Hellas S.A., a company that develops software for telecommunications, from IT Telecom S.p.A. (a Telecom Italia Group company), for euro 60,000. This transaction did not have any significant economic or financial impact.

[ ]  ECONOMIC AND FINANCIAL DATA

     The following table shows the key results in the first quarter of 2003, compared to the first quarter of 2002 and the year 2002.

--------------------------------------------------------------------------------------------------------
                                                                                             Change
                                               1st Quarter  1st Quarter      Year             (a-b)
                                                   2003         2002         2002       ----------------
(in millions of euro)                               (a)          (b)                     amount       %
--------------------------------------------------------------------------------------------------------
Sales and service revenues                         2,616        2,498       10,867         118      4.7
Gross operating profit                             1,262        1,221        5,039          41      3.4
% on Revenues                                      48.2%        48.9%        46.4%
Operating income                                     897          831        3,358          66      7.9
% on Revenues                                      34.3%        33.3%        30.9%
Investments:
o industrial                                         171          264        1,715         (93)   (35.2)
o differences on consolidation                         -            -          196
Employees at period-end (number) (1)              18,913       17,124       18,702         211      1.1
--------------------------------------------------------------------------------------------------------

(1) The change in the number of employees has been calculated in reference to the data at the end of 2002

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIALS.]

                             Gross operating profit

                           1st Quarter    1st Quarter
                               2002           2003
                           -----------    -----------
                              1,221          1,262


     Sales and service revenues amounted to euro 2,616 million, with an increase of 4.7% compared to the first quarter of 2002. Excluding the foreign exchange effect, revenues increased by 15.4%.

     The gross operating profit was euro 1,262 million and shows an increase of 3.4% compared to the first quarter of 2002 (euro 1,221 million); excluding the foreign exchange effect, the gross operating margin increased by 8.1%. The increase in the gross operating margin can be attributed to the positive performance of already-existing activities (in Italy, Greece, and Brazilian companies operating in the field of TDMA technology), which offset the higher costs of GSM start-up in Brazil. During the first quarter of 2003, the gross operating margin represented 48.2% of total revenues.

     The operating income was euro 897 million and shows an increase of 7.9% compared to the first quarter of 2002 (euro 831 million). The impact of the foreign exchange effect is virtually nil at the level of operating income.

     Industrial investments amounted to euro 171 million, of which euro 60 million refers to intangible assets and euro 111 million to fixed assets. Investments were mainly devoted to safeguarding the environment and building up the network.

     The number of employees increased by 211. The number was influenced by the expansion reported by companies in South America which are in the start-up phase.

[ ]  ECONOMIC AND FINANCIAL DATA FOR MOBILE OPERATIONS IN SOUTH AMERICA

     The following table shows the key economic and financial highlights of the Mobile BU operations in Latin America, coordinated by Latin America Operations (LAO).

----------------------------------------------------------------------------------------------------------
                                                                                              Change
                                               1st Quarter  1st Quarter      Year              (a-b)
                                                   2003         2002         2002       -------------------
(in millions of euro)                               (a)          (b)                     amount       %
-----------------------------------------------------------------------------------------------------------
Sales and service revenues                          292           389        1,298         (97)    (24.9)
Gross operating profit                               62           114          274         (52)    (45.6)
% on Revenues                                     21.2%         29.3%        21.1%
Operating loss                                      (23)           (2)         (98)        (21)      ooo
% on Revenues                                       ooo           ooo          ooo
Investments:
o industrial                                         76           186          541        (110)    (59.1)
o differences on consolidation
Employees at period-end (number) (1)              7,382         6,184        7,050         332        4.7
-----------------------------------------------------------------------------------------------------------

(1) The change in the number of employees has been calculated in reference to the data at the end of 2002

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIALS.]

                             Gross operating profit

                           1st Quarter    1st Quarter
                               2002           2003
                           -----------    -----------
                               114            62

          During the first quarter of 2003, the operations of the Mobile Business Unit in Latin America generated revenues of euro 292 million, with a reduction of 24.9% compared to the first quarter of 2002. This can be attributed exclusively to the decline in value of the local currencies. Excluding the foreign exchange effect, revenues would be approximately 135 million higher. The gross operating profit amounted to euro 62 million.

          Excluding the foreign exchange effect, gross operating profit would be approximately euro 2 million higher; this increase reflects the positive performance of on-going companies which succeeded in offsetting the higher expenses deriving from the start-up of GSM service in Brazil launched last October. The gross operating result was a loss of euro 23 million.

          Excluding the foreign exchange effect, the operating loss would show a reduction of euro 31 million.

          Industrial investments amounted to euro 76 million, of which euro 11 million refers to intangible assets and euro 65 million to fixed assets.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


          The number of employees increased by 332 compared to December 31, 2002 following increases connected with start-up activities.


[ ]  TELECOM ITALIA MOBILE S.p.A. (PARENT COMPANY)

     Held by: Telecom Italia 54.82%, TI Finance 0.17%

     The following table shows the key economic highlights for the first quarter of 2003, compared to the first quarter of 2002 and the year of 2002.

----------------------------------------------------------------------------------------------------------
                                                                                              Change
                                               1st Quarter  1st Quarter      Year              (a-b)
                                                   2003         2002         2002       -------------------
(in millions of euro)                               (a)          (b)                     amount       %
-----------------------------------------------------------------------------------------------------------
Sales and service revenues                        2,149         1,972        9,022         177      9,0
-----------------------------------------------------------------------------------------------------------
Gross operating profit                            1,136         1,056        4,404          80      7,6
-----------------------------------------------------------------------------------------------------------
Operating income                                    880           794        3,153          86     10,8
-----------------------------------------------------------------------------------------------------------

     The increase in sales and service revenues was given a boost by the positive performance of voice traffic (+5.3% compared to the same period of the prior year) and value-added services (VAS), which, in the first quarter of 2003, amounted to euro 233 million (+38.7% compared to the first quarter of 2002).

     During the first quarter of 2003, VAS revenues represented 11.1% of total revenues from services, compared to 8.6% in the first quarter of 2002.

     Revenues from sales of phones, fostered by a range of services that requires hi-tech phones (for example, MMS), reported growth of more than 55%.

     The gross operating profit shows an increase of 7.6%, compared to the same quarter of the prior year, representing 52.9% of revenues.

     The operating income rose by 10.8%; the improvement compared to the increase in the gross operating profit is mainly due to lower provisions and depreciation and amortization. In particular, the latter includes euro 30 million for the amortization of the UMTS licenses, compared to euro 42 million in the first quarter of 2002, when the period of the license had not yet been reviewed by the Ministry of Communications. As a result of the review, the period of UMTS licenses was extended from 15 to 20 years.

     Activities in the first quarter of 2003:

     The following table shows the key results in the first quarter of 2003, compared to the first quarter of 2002 and the year 2002.

     --------------------------------------------------------------------------------------------
     TIM - operating highlights                             3/31/2003    3/31/2002     12/31/2002
     --------------------------------------------------------------------------------------------
     TIM lines in Italy (thousands)                           25,657       24,083         25,302
     --------------------------------------------------------------------------------------------
     Mobile traffic (millions of minutes)                      8,943        8,766         36,432
     --------------------------------------------------------------------------------------------
     GSM penetration in Italy (% of population)                 99.8         99.8           99.8
     --------------------------------------------------------------------------------------------
     E-TACS penetration in Italy (% of population)              97,9         98.0           98.0
     --------------------------------------------------------------------------------------------

     During the first quarter of 2003, TIM continued to develop innovative services with the aim of building customer loyalty and offering users greater incentives for using mobile phones. The most important initiatives are commented as follows:

     - the launch of ChiamaOra, a service which, if a TIM number is switched off or cannot be reached, will inform the caller by SMS when the line is available;

     - the launch of TIMClick, a service which prints the photographs taken with an MMS mobile phone or converts them to postcards and sends them anywhere in the world.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT



[ ]  EVENTS SUBSEQUENT TO MARCH 31, 2003

     TIM, Telefonica Moviles and T-Mobile International join forces to create an alliance

     On April 7, 2003, TIM signed an agreement with Telefonica Moviles and T-Mobile International to supply their customers with a single high-quality range of products and services in the countries where the three companies operate, in order to strengthen their competitive capabilities on international markets.

     One of the first results of the alliance, thanks to roaming agreements, is that the partners will be able to develop new joint services for voice, data transmission and mobile Internet, with the aim of acquiring new customers, including private individuals, companies and multinational companies interested in keeping the level of quality of services constant, regardless of the country or operator involved.

     The partnership, which will develop joint solutions, will unite the technological and commercial forces of the three companies, thus potentially creating the broadest customer base in the world, with approximately 162 million customers in 25 countries in three continents. The three companies are in contact with the relevant national and Community authorities at this initial stage of the alliance.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT



SOUTH AMERICA

[ ]  THE BUSINESS UNIT

     The Latin America Operations Business Unit coordinates the activities of the Group in Latin America.

     In particular, since February 2003, Latin America Operations reports directly to the head of the Mobile Business Unit for Mobile TLC and to the Managing Director Carlo Buora for Wireless TLC.

     LAO's structure is organized as follows:


                            LATIN AMERICA OPERATIONS
-------------------------------------------------------------------------------
                  Subsidiaries                                 Affiliates
-------------------------------------------------------------------------------
o TIM Brasil Group          o Entel Chile Group        o Telecom Argentina Group
o TIM Peru S.A.C.           o Entel Bolivia Group
o Corporacion Digitel C.A.  o Telecom Italia America
  (Venezuela)                Latina

                                      ****

     The following commentary provides the main information and presents the key consolidated economic and financial highlights of the Entel Chile group, the Entel Bolivia group, the company Telecom Italia America Latina and the South America business segment of Telecom Italia.

     The economic and financial highlights of the companies in the Tim Brasil group, Tim Peru and Corporacion Digitel are described in the section pertaining to the Mobile BU.

[ ]  MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

     There were no significant changes in the scope of consolidation in the first quarter of 2003; in January 2003, the Telecom Group sold the 28.57% interest in GLB Servicos Interativos (Globocom) to TV Globo LTDA.

[ ]  ECONOMIC AND FINANCIAL DATA

     The following table shows the key results in the first quarter of 2003, compared to the first quarter of 2002 and the year of 2002, restated for purposes of comparison.

----------------------------------------------------------------------------------------------------------
                                                                                              Change
                                               1st Quarter  1st Quarter      Year              (a-b)
                                                   2003         2002         2002       -------------------
(in millions of euro)                               (a)          (b)                     amount       %
-----------------------------------------------------------------------------------------------------------
Sales and service revenues                          292           370        1.409        (78)     (21.1)
Gross operating profit                              102           127          450        (25)     (19.7)
% on Revenues                                     34.9%         34.3%        31.9%
Operating income                                     37            46          146         (9)     (19.6)
% on Revenues                                     12.7%         12.4%        10.4%
Investments:
o industrial                                         30            70          216        (40)     (57.1)
o differences on consolidation                        -             -            -
Employees at period-end (number) (1)              5,412         5,793        5,461        (49)      (0.9)
-----------------------------------------------------------------------------------------------------------

(1) The change in the number of employees has been calculated in reference to the data at the end of 2002

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIALS.]

                             Gross operating profit

                           1st Quarter    1st Quarter
                               2002           2003
                           -----------    -----------
                               127            102


     Sales and service revenues amounted to euro 292 million, a reduction of 21.1% compared to the same period in 2002 (-euro 78 million). The decrease can be attributed mainly to exchange rate fluctuations, which generated a total impact of -euro 101 million (-euro 88 million for the Chilean peso and -euro 13 million for the Bolivian boliviano). Excluding the foreign exchange effect, growth would be euro 23 million, correlated to the increased revenues of the Entel Chile group (+8.1% in local currency), offset by a slight reduction of revenues in Bolivia (-0.8%) and the suspension, with effect from April 1, 2002, of the contribution relative to the management fee contract with Telecom Argentina.

     The reduction of consolidated revenues was accompanied by a reduction in the consumption of raw materials and outside services (-21.4%) and in labor costs (-23.5%).

     The gross operating profit shows a reduction of euro 25 million (-19.7%) compared to the first quarter of 2002, excluding the foreign exchange effect of euro 9 million. As a percentage of revenues, the gross operating profit improved from 34.3% in the first quarter of 2002 to 34.9% in the first quarter of 2003.

     The operating income was affected by the above-mentioned phenomena and shows a reduction of euro 9 million (-19.6%, with an exchange effect equal to -euro 12 million). In terms of operating income, the ROS was equal to 12.7%, showing a slight increase compared to the first quarter of 2002 (12.4%).

     Industrial investments showed a decreasing trend compared to the same period in 2002, with a contraction of 57.1% which can be attributed to the plans to rationalize expenditures in the main subsidiaries.

     At March 31, 2003, the number of employees, equal to 5,412, showed a reduction of 49 (-0.9%) compared to the number at December 31, 2002. This was mainly due to the continuation of the measures to rationalize internal resources begun in 2002 by the Entel Chile and Entel Bolivia groups (a reduction, respectively, of -63 and -14 compared to the figure at December 31, 2002) and the increase of 30 employees reported by Telecom Italia America Latina.


[ ]  EVENTS SUBSEQUENT TO MARCH 31, 2003

     Having obtained the necessary authorizations, on April 14, 2003, Telecom Argentina, the company in which Telecom Italia and Telecom Italia International hold a 13.97% stake through Nortel Inversora, and its subsidiary, Telecom Personal, officially announced the intention to launch an offer to purchase a portion of its financial debt for cash and to effect a partial payment of the interest due.

     The transactions described above constitute the beginning of the restructuring of the financial debt of the Telecom Argentina Group.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT



                                      ****

In order to present an overall picture of Latin America Operations (LAO), the following table shows the key economic and financial highlights of all the companies operating in wireline and mobile telephone services in South America in the first quarter of 2003, compared to the first quarter of 2002 and the year of 2002, restated for purposes of comparison.

----------------------------------------------------------------------------------------------------------
                                                                                              Change
                                               1st Quarter  1st Quarter      Year              (a-b)
                                                   2003         2002         2002       ------------------
(in millions of euro)                               (a)          (b)                     amount       %
----------------------------------------------------------------------------------------------------------
Sales and service revenues                           584           758        2,706       (174)    (23,0)
Gross operating profit                               165           241          724        (76)    (31,5)
% on Revenues                                      28,3%         31,8%        26,8%
Operating income                                      14            44           48        (30)    (68,2)
% on Revenues                                       2,4%          5,8%         1,8%
Investments:
o industrial                                         106           257          757       (151)    (58,8)
o differences on consolidation
Employees at period-end (number) (1)              12,794        11,977       12,511        283       2,3
----------------------------------------------------------------------------------------------------------

(1) The change in the number of employees has been calculated in reference to the data at the end of 2002

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


INTERNET AND MEDIA

     o Sharp increase in profitability: gross operating profit reaches 13.6% (8.1% in the first quarter of 2002)

     o Start of the spin-off of the Directories, Directory Assistance and Business Information businesses directed to their subsequent divestiture

[ ]  THE BUSINESS UNIT

     The Internet and Media Business Unit leads the field in telephone publishing in Italy and is the second largest telephone publishing group in the United Kingdom with a market share of 14%. In Directory Assistance, the group operates the 89.24.24 Pronto Pagine Gialle 24-hour service in Italy and has a market share of more than 30% in Germany. At the same time, Seat Pagine Gialle also operates in the Internet sector (where it promotes the development of all Internet services for residential customers and small and medium-size companies: access, portals and web services), in the marketing of office products and services (through the Buffetti Group) and in the television sector with La7 and MTV Italia. During the meeting held on April 1, 2003, the Board of Directors of Seat Pagine Gialle approved the plan for the partial proportional spin-off of the corporate complex consisting of the telephone publishing, Directory Assistance and Business Information businesses to a newly formed company. These activities are no longer regarded by Telecom Italia as being strategic to the core business of the Group.

[ ]  THE STRUCTURE OF THE BUSINESS UNIT

     The Business Unit consists of the Seat Pagine Gialle group, which is organized as follows (the table shows the main consolidated companies/areas of consolidated operations):

-----------------------------------------------------------------------------------------------------------------------------------
Seat Pagine Gialle Group
-----------------------------------------------------------------------------------------------------------------------------------
                           Directory                                    Office Products &     Business
Directories                Assistance                Internet           Services              Information          TV and Other
-----------------------------------------------------------------------------------------------------------------------------------
o Seat Pagine Gialle -     o Telegate Group          o Seat Pagine      o Buffetti Group      o Consodata Group    o Holding Media e
Directories Italia         o Seat Pagine Gialle -    Gialle - Tin.it    o CIPI                o Pan-Adress         Comunicazione
Division                   Directory Assistance      o Matrix                                 o NetCreations       Group
o TDL Infomedia Group      Division
- Thomson Directories

[ ]  MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

     As described above, on April 1, 2003, the Board of Directors of Seat Pagine Gialle approved the plan for the partial proportional spin-off of Seat Pagine Gialle S.p.A. (the "spun-off" company) to a newly formed company (the "beneficiary" company), on the basis of the balance sheet data of the spun-off company at December 31, 2002. If the plan is approved by the shareholders of Seat Pagine Gialle, the beneficiary company will receive the corporate complex principally composed of the following business segments: Directories (consisting of the Italian operations in telephone publishing and the stakes held in TDL Infomedia and Thomson), Directory Assistance (89.24.24 Pronto Pagine Gialle and Telegate) and Business Information (Consodata group). The spun-off company will take the new name of Telecom Italia Media whereas the beneficiary company will take the name of Seat Pagine Gialle. On the basis of the plan of spin-off, when the transaction becomes effective, the shareholders of Seat Pagine Gialle will be assigned, for every 40 ordinary (savings) held:

     - 29 new ordinary (savings) shares of the beneficiary company, Seat Pagine Gialle

     - 11 new ordinary (savings) shares of the spun-off company, Telecom Italia Media

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


[ ]  ECONOMIC AND FINANCIAL DATA

     The following table shows the key highlights of the first quarter of 2003, compared to the first quarter of 2002 and the year 2002.

------------------------------------------------------------------------------------------------------------
                                                                                              Change
                                               1st Quarter  1st Quarter      Year              (a-b)
                                                   2003         2002         2002       --------------------
(in millions of euro)                               (a)          (b)                     amount       %
------------------------------------------------------------------------------------------------------------
Sales and services revenues                         345           333        1,991          12         3.6
Gross operating profit                               47            27          593          20        74.1
% of revenues                                     13.6%          8.1%        29.8%
Operating income (loss)                            (35)          (69)          232          34
% of revenues                                         -             -        11.7%
Investments:
o industrial                                         20            14           81           6        42.9
o differences on consolidation                       21             -           40          21    (degree)
Employees at period-end (number) (1)              7,559         8,740        7,715        (156)       (2.0)
------------------------------------------------------------------------------------------------------------

(1) The change in the number of employees has been calculated in reference to the data at the end of 2002

     In an economic context that was still extremely difficult, the consolidated revenues of the first quarter of 2003 of the Seat Group increased by 3.6% compared to the same period of the prior year, thanks, in particular, to the positive performance of Internet services and revenue growth of 2.1% from the Directories business.

     The gross operating profit increased significantly, from euro 27 million in the first quarter of 2002 to euro 47 million in the first quarter of 2003, thanks to improvements in almost all areas of business and, in particular, in the areas of the Internet, Directories and Television.

     The operating result improved considerably, from the loss of euro 69 million in the first quarter of 2002 to a loss of euro 35 million in the first quarter of 2003, thanks partly to the reduction of adjusting provisions resulting from a more effective management of credit.

     Industrial investments made in the first quarter of 2003 amounted to a total of euro 20 million, with an increase of euro 6 million compared to the same period of the prior year.

     At March 31, 2003 , the number of employees was 7,559 (7,715 at December 31, 2002).

[ ]  INFORMATION ON OPERATIONS

          - During the first quarter, in addition to continuing to improve efficiency, Seat Pagine Gialle strengthened its presence on the markets in which it operates thanks to a dynamic sales strategy and to its portfolio of highly acclaimed trademarks. In particular, it continued to publish the new editions of PagineGialle(R)and PagineBianche(R), which began last year in October with the Rome editions and which is scheduled for completion in October of the current year.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


[ ]  SEAT PAGINE GIALLE S.p.A.

     Held by: Telecom Italia 53.21%, TI Finance 2.03%, IT Telecom 0.02%

     The company operates in the sectors of telephone publishing and the Internet.

     The table shows the economic highlights for the first quarter of 2003, compared to the first quarter of 2002 and the year 2002:

------------------------------------------------------------------------------------------------------------
                                                                                              Change
                                               1st Quarter  1st Quarter      Year              (a-b)
                                                   2003         2002         2002       --------------------
(in millions of euro)                               (a)          (b)                     amount       %
------------------------------------------------------------------------------------------------------------
Sales and service revenues                        175           141          1,152        34          24.1
------------------------------------------------------------------------------------------------------------
Gross operating profit                             50            39            545        11          28.2
------------------------------------------------------------------------------------------------------------
Operating income (loss)                             4           (17)           348        21      (degree)
------------------------------------------------------------------------------------------------------------

     During the first quarter of 2003, Seat Pagine Gialle S.p.A. reported an increase in revenues of 24.1%, from euro 141 million in the first quarter of 2002 to euro 175 million in the first quarter of 2003.

     Despite the fact that the recession in the Italian advertising market continued during the early months of 2003, revenues from the Italian Directories business increased by 2.8% (on a comparable consolidation basis) reaching euro 117 million, thanks to product innovations recently introduced, the efforts of the commercial network and measures implemented to encourage customer loyalty and counter the negative economic situation.

     The considerable increase in the revenues of Tin.it, due to the increase in access revenues, the introduction of Decade 7 (full title to the phone charges), and the series of measures to rationalize activities gave a significant boost both to the gross operating profit which, during the first quarter of 2003, reached euro 50 million, compared to euro 39 million in the first quarter of 2002, and the operating income of euro 4 million, compared to an operating loss of euro 17 million in the first quarter of 2002.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


INFORMATION TECHNOLOGY MARKET

          o    Acquisition of important new bids

          o    Continuation of measures to improve efficiency and reduce costs

[ ]  INTRODUCTION

     The Information Technology Market Business Unit is responsible for organizing the IT activities and companies of the Group which provide information technology solutions and services for the external market.

     In line with its main competitors and the evolution of the market, the BU is organized into three main areas of business - Government, Finance and Enterprise - with separate departments to deal with commercial matters on the one hand, and the development and delivery of solutions on the other.

     The product range of the ITM BU is organized as a matrix: vertical markets and cross-market components. Its product range covers the whole ICT chain of value and is based upon a knowledge of the markets, organizations and their processes, and the integration of market platforms.

     The main technological and commercial partnerships of the BU are the top platform producers worldwide: Microsoft, SAP, Oracle, FileNET and TIBCO.

     Due to the macro-economic situation, as in the first quarter of 2002, the first quarter of 2003 was marked by a stagnation of the IT services market and drastic price adjustments with regard to top customers, as well as by the acquisition of new orders and new customers at lower prices than in the past. Meanwhile, action continued to improve overall efficiency and to reduce costs, particularly with reference to Finsiel S.p.A. and the main subsidiaries.


[ ]  THE STRUCTURE OF THE BUSINESS UNIT

     With effect from January 1,2003, the Business Unit is organized as follows:

                         Information Technology Market

                               Major subsidiaries

                         Finsiel: Group
                           Finsiel S.p.A.
                           Banksiel S.p.A.
                           Insiel S.p.A.
                           Tele Sistemi Ferroviari S.p.A.

                         Webegg Group:
                           Webegg S.p.A.
                           Software Factory S.p.A.
                           Teleap S.p.A.

                         Netikos: Group
                           Netikos S.p.A.

                         Eustema S.p.A.


[ ]  MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

     The following major corporate events and changes in the scope of consolidation took place during the first quarter:

     - beginning January 1, 2003, the Netikos group (including Netikos S.p.A. and Netikos Finland Oy), the Webegg group (including Webegg S.p.A., Domus Academy S.p.A, @Live S.p.A., Winner Project B.V., Software Factory S.p.A. and Telemedia Applicazioni S.p.A.), and Eustema S.p.A, previously consolidated by the IT Group, became part of the IT Market business unit.

     - in 2002, moreover, companies that exited the scope of consolidation, because of their sale, included Sogei S.p.A. (consolidated for the first six months of 2002) and Consiel S.p.A. (consolidated for the first eight months of 2002).

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT



[ ]  ECONOMIC AND FINANCIAL DATA

     The table shows the key highlights for the first quarter of 2003, compared to the first quarter of 2002 and the year 2002, restated for purposes of comparison. In particular, for purposes of a more meaningful analysis, the following should be noted:

     - 1st Quarter 2003 (Column 1) refers to the current scope of consolidation of the IT Market BU.

     - 1st Quarter 2002 (Column 2) includes data for Sogei S.p.A. and Consiel S.p.A., as well as data for the Netikos group and Eustema; the Webegg group is not included in the scope of consolidation since the Telecom Italia Group acquired the stake in the company after the first quarter of 2002.

     - 1st Quarter 2002 (Column 3) has been restated by excluding data relating to Sogei S.p.A. and Consiel S.p.A.; the figures include the Webegg group, the Netikos group and Eustema.

     - 2002 (Column 4) includes the Finsiel group, economic data of Sogei for the first six months of the year and economic figures for Consiel for the first eight months of the year, the Netikos group, the Webegg group (for the last six months of 2002, since Telecom Italia acquired the stake in the company at the end of June 2002) and Eustema S.p.A..

-----------------------------------------------------------------------------------------------------------------------------
                                            1st Quarter     1st Quarter     1st Quarter        Year             Change
                                                2003            2002            2002           2002            (a - b)
                                                 (1)             (2)             (3)           (4)     ----------------------
(millions of euro)                               (a)                             (b)                     amount       %
-----------------------------------------------------------------------------------------------------------------------------
Sales and service revenues                       156             278              188           994        (32)     (17.0)
Gross operating profit                            10              33               22           111        (12)     (54.5)
% on Revenues                                   6.4%           11.9%            11.7%         11.2%
Operating income                                   0              25               14            61        (14)
% on Revenues                                                   9.0%             7.4%          6.1%
Investments:
o industrial                                       6               5                5            38           1       20.0
o differences on consolidation
Employees at period-end (number) (*)           5,478           6,689            5,819         5,506        (28)      (0.5)
-----------------------------------------------------------------------------------------------------------------------------

(*)The change in the number of employees has been calculated in reference to the data at the end of 2002

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIALS.]

                             Gross operating profit

                           1st Quarter    1st Quarter
                               2002           2003
                           -----------    -----------
                                22             10

     Sales and service revenues decreased by euro 32 million compared to the same period of the prior year on a comparable consolidation basis. This can mainly be attributed to the reduction in the revenues of Finsiel, resulting from lower volumes and the generalized reduction in prices charged to the main customers, and to a contraction in the revenues of the Webegg group and, to a lesser extent, of Banksiel. This contraction was offset by an increase from the rise in the activities of Eustema and Eis, and the effect of the contributions made by Agrisian.

     The gross operating profit and the operating income decreased as a result of the above-mentioned reduction in prices with regard to the main customers, and can principally be attributed to Finsiel.

     Industrial investments, which can mainly be ascribed to Tele Sistemi Ferroviari, Finsiel and Insiel, showed an increase of euro 1 million.

     At March 31, 2003, the number of employees presented a reduction of 28 compared to the number at December 31, 2002.


[ ]  INFORMATION ON OPERATIONS

     During the first quarter of 2003, the range of services of the BU was rationalized through an organizational structure focusing on the vertical markets (government, finance and enterprises). Numerous contracts were acquired, including the following:

     Finsiel:

     - Finsiel won the bid to develop and manage the new Information System for the Ministry of Education in full outsourcing for five years. The consortium of companies to which Finsiel belongs will design an information system which will be disseminated to teachers, families and students who will be able to interact with the system wherever they are, at school or at home;

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


     - Finsiel also won the bid for an Information System for Health Care and Social Services and a Regional Services Card for the Lombardy Region under a seven-year contract, which involves the design of a network incorporating all the facilities and operators of health care and social services, as well as new services which the public can access through a Regional Health Care Card. Following the award of the bid, in February, Finsiel acquired a minority stake in LISIT S.p.A.;

     - the Ministry of Health has entrusted Finsiel with the operation of the information system of the National Transplant Center, which Finsiel has been involved in developing over the last three years;

     - the bid for the whole project to create the portal for Italy's six-month Presidency of the European Union was won by Finsiel as the head of a consortium of companies which brings together the top expertise in the sphere of portals for the public;

     - Finsiel won the bid launched by the Emilia Romagna Regional Authority to create applications software for a doctors' network of general practitioners and pediatricians operating under the socialized health care scheme;

     - in a consortium with the company Engineering, Finsiel won the Consip bid for the development and maintenance of the Personnel Treasure Service;

     - within the sphere of the Enterprise area, Finsiel acquired the customer SEA with a contract to manage accounting systems on the SAP platform.

     Other companies:

     - on January 30, 2003, along with Ferrovie dello Stato S.p.A., Trenitalia S.p.A., Rete Ferroviaria Italiana S.p.A. and Metropolis S.p.A., Tele Sistemi Ferroviari signed the new outsourcing contracts which replace the prior outsourcing contract with the companies of Italian State railways;

     - in January 2003, Tele Sistemi Ferroviari won the bid announced by the Autonomous Province of Trento to supply an electronic ticketing system for local transport, along with an information system about local transport for public consultation;

     - in January 2003, the "BILTEC" project being conducted by Banksiel and Finsiel is continuing successfully in the area of Economy for Banca d'Italia. An application has been created which makes it possible to determine the accruals in respect of termination pay for the employees of Banca d'Italia and UIC.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT



INFORMATION TECHNOLOGY GROUP

          o Start-up of operations of the new IT Telecom S.p.A.

[ ]  THE OPERATING ACTIVITY

     The Information Technology Group Operating Activity is responsible for organizing technological innovation and service information technology activities within the Telecom Italia Group. This new operating activity, which came about as the result of merging five previous corporate structures, operates with a greater focus on the core business of TLC, pursuing objectives that will augment efficiency, improve quality and stimulate innovation. The consequent reduction of the disparate nature of architectural and infrastructure solutions, which was achieved through a process of rationalization and standardization, aims to implement economies of scale and improve performance. At the same time, it is hoped that the move will strengthen the operational tools and make the best possible use of existing professional skills.

[ ]  THE STRUCTURE OF THE OPERATING ACTIVITY

     The Operating Activity is responsible for the companies dedicated to the Group's information systems within the framework of the plan to integrate the various companies involved.

                       ------------------------------------
                             Information Technology
                                     Group
                       ------------------------------------
                       IT Telecom Group - IT Telecom S.p.A.
                       - Sodalia North America Inc
                       - Teco Soft Argentina SA
                       - Telesoft Russia ZAO

                       Epiclink S.p.A.
                       ------------------------------------

     The Operating Activity is organized as follows:

          ---------------------------------------------------------------------------------------
          |                 |                 |                |                |                |
          |                 |                 |                |                |                |
         IT           IT Operations        Business        OSS & VAS        Corporate       Operational
   Architectures            &              Support         Solutions        Solutions        Planning &
                     Infrastructures        System                                             Client
                                                                                             Management

     The new operating activity is organized into six production divisions:

     IT Architectures - design and creation of applications and infrastructure architectures, ensuring the rationalization and standardization;

     IT Operations and Infrastructures - design and management of the IT infrastructures required for running Group systems and applications and the delivery of investment-based services for the market; the running of IT systems and solutions;

     Business Support System - design and development, for the business segment, of the IT systems, solutions and applications for the BUs of the Group;

     OSS and VAS Solutions - design, development and maintenance, for the network segment, of the IT systems, solutions and applications for the BUs of the Group; development and system integration of hi-tech IT solutions with high added value, supplying technological support to the BUs of the Group in the development of innovative services;

     Corporate Solutions - design and development of the IT systems, solutions and applications required for supervising the transversal processes of the Business Units;

     Operational Planning and Client Management - coordination and support for the operative functions responsible for planning, staffing, operational control and the monitoring of the main projects; preparation of the systems plan.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


[ ]  MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

     On January 1, 2003 the new operating activity IT Telecom S.p.A. became operational. The company was the result of the merger by incorporation of Netsiel S.p.A., Saritel S.p.A., Sodalia S.p.A. and Telesoft S.p.A., the accounting activities of which have been transferred to the Administrative Services Center of the Group.

     The following major corporate events and changes in the scope of consolidation took place during the first quarter of 2003:

     - with effect from January 1, 2003, the Netikos group, the Webegg group, the TI Lab group, Loquendo and Eustema are no longer included in the scope of consolidation of the Group's IT operational activities. The TILab group became part of Other Activities, Loquendo is now in Domestic Wireline, while the other companies were taken into the IT Market business unit. The 2002 figures have been restated for purposes of comparison;

     - in February 2003, Telecom Italia and Hewlett-Packard reached an agreement in the area of Management Services & Outsourcing for a total value of euro 225 million. Under the terms of this agreement, HP will supply asset management, help desk, maintenance and workstation management, while IT Telecom will manage HP Italia's operational activities in the SAP environment, housing the systems in its Data Centers. On April 16, 2003, the agreement became operational and, on the same date, the contract was finalized for the sale of IT Telecom's Desktop Management services business segment to HP DCS (Distributed Computing Services);

     -    on March 28, 2003, the subsidiary Telesoft Hellas was sold to STET
          Hellas;

     - TecoSoft Espana (formerly a wholly-owned subsidiary of Telesoft S.p.A.) was sold on July 31, 2002; the figures for the first quarter of 2002 also include the results of this company;

     - on January 1, 2003, Epiclink S.p.A. was included in the scope of consolidation although still controlled by Telecom Italia S.p.A., it is managed by the IT Group BU.


[ ]  ECONOMIC AND FINANCIAL DATA

     The following table shows the key results in the first quarter of 2003, compared to the first quarter of 2002 and the year 2002, restated for purposes of comparison.

------------------------------------------------------------------------------------------------------------
                                                                                              Change
                                               1st Quarter  1st Quarter      Year              (a-b)
                                                   2003         2002         2002       --------------------
(in millions of euro)                               (a)          (b)                     amount       %
------------------------------------------------------------------------------------------------------------
Sales and service revenues                          229            168          996        61        36.3%
Gross operating profit                               11             11           98         -
% on Revenues                                      4.8%           6.5%         9.8%
Operating loss                                      (23)           (12)         (40)      (11)      (91.7%)
% on Revenues                                  (degree)       (degree)     (degree)
Investments:
o industrial                                         12              7          149         5        71.4%
o differences on consolidation                                                   24
Employees at period-end (number) (1)              5,059          5,141        5,039        20         0.4%
------------------------------------------------------------------------------------------------------------

(1) The change in the number of employees has been calculated in reference to the data at the end of 2002

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIALS.]

                             Gross operating profit

                           1st Quarter    1st Quarter
                               2002           2003
                           -----------    -----------
                                11             11

     Consolidated revenues showed an increase of euro 61 million compared to the first quarter of 2002, associated with higher volumes of work on business systems, operational systems and institutional projects, as well as the conclusion of some projects which were still in progress at December 31, 2002, namely projects for the Domestic Wireline segment of Telecom Italia on Broadband, UNICA TD and Order Manager.

     The gross operating profit, which remained unchanged in absolute terms, and the operating loss reflect the fall in prices which took place in the second half of 2002 and the increase in depreciation as a result of higher investments in infrastructure activities, mainly in the second half of 2002.

     Investments were higher than in the same period of the prior year on account of the continuation of infrastructure projects begun in 2002.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


[ ]  INFORMATION ON OPERATIONS

     During the first quarter of 2003, attention was focused on the development and design of systems. In particular, work continued on the CRM - Customer Relation Manager - of residential and business customers, (management of sales channels, marketing of service plans and invoicing), USAGE Collection (data traffic management), DWH - Data WareHouse - Market (supplying a univocal view, certified by the size of data on traffic and an analysis of the behavior of Telecom Italia's clientele), Service Assurance of business customers and Order Management (management of the Alice range of services for residential customers and the range of services for the business clientele).

     Other activities included the Centralized Control Room which, since it became operational in December 2002, has undertaken the monitoring of external systems and CRM Residential and Business solutions, and Data Center Consolidation for which the consolidation of the main frame environments has been completed. Furthermore, the operating plan for implementing business continuity is nearing completion.

     The task of renovating or replacing local networks and geographical connections on Group premises has begun, with the implementation of solutions which ensure the necessary level of security with regard to communications.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT



OTHER ACTIVITIES

The "Other Activities" of the Telecom Italia Group are principally constituted by the TI Lab Operating Activity, the "Real Estate and General Services" Operating Activity, by the companies formerly in the ex-International Operations which, following the reorganization of international activities, were transferred to the Foreign Holdings Function, by subsidiaries which supply support activities to the Group and by the affiliated company Stream.

TELECOM ITALIA LAB

            o Creation of a new Operating Activity to promote Group innovation

     [ ]  THE OPERATING ACTIVITY

          The Telecom Italia Lab Operating Activity was conceived in the first months of 2003 as a result of the rationalization of activities which formerly came under the Information Technology Group Business Unit.

          The Operating Activity is responsible for supervising the technological innovation of the Telecom Italia Group, in the sector of networks and innovative services.

          Today, in keeping with this focus, the activity of Telecom Italia Lab, which is the Telecom Italia Group's center of excellence, is chiefly oriented towards providing support to the BUs of the Group by offering a competitive edge, and, at the same time, pursuing the objective of improving quality and efficiency and promoting innovation.

     [ ]  THE STRUCTURE OF THE OPERATING ACTIVITY

          The Operating Activity is organized as follows:

                    ----------------------------------------
                                     TI LAB
                    ----------------------------------------
                    Telecom Italia - TI Lab business segment
                    Telsy S.p.A.


          The Operating Activity operates with the following organization:

              ---------------------------------------------------
              |              |                |                 |
              |              |                |                 |
         Innovation       Service          Network          Security
          Delivery       Innovation       Innovation

          Innovation Delivery is for short-term, goal-oriented research activities geared essentially to the Business Units of the Telecom Italia Group.

          Service Innovation and Network Innovation are devoted to medium- and long-term research projects with a focus on infrastructures and on the creation of services and the testing of prototypes through innovative platforms, partly in synergy with Pirelli Labs.


     [ ]  MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

          The following major corporate events took place during the first quarter of 2003:

               o merger by incorporation of TI Lab S.p.A. in Telecom Italia S.p.A, voted by the respective Extraordinary Shareholders' Meetings on December 12, and December 13, 2002, effective for civil and tax purposes on January 1, 2003.

               o functional repositioning of the company Loquendo S.p.A. in Domestic Wireline.

               o transfer of the Venture Capital business and, consequently, the portfolio of equity investments held in TI LAB S.A., TI LAB B.V. and TI LAB GPL, to the Mergers & Acquisitions Function of Telecom Italia.

     [ ]  ECONOMIC AND FINANCIAL DATA

          The following table shows the key results in the first quarter of 2003, compared to the first quarter of 2002 and the year 2002, restated for purposes of comparison.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


-----------------------------------------------------------------------------------------------------------
                                                                                              Change
                                               1st Quarter  1st Quarter      Year              (a-b)
                                                   2003         2002         2002       -------------------
(in millions of euro)                               (a)          (b)                     amount       %
-----------------------------------------------------------------------------------------------------------
Sales and service revenues                            34             23        155         11       47.8
Gross operating profit (loss)                          7            (9)         31         16
% on Revenues                                      20.6%       (degree)      20.0%
Operating income (loss)                                2           (14)          9         16
% on Revenues                                       5.9%       (degree)       5.8%
Investments:
o industrial                                           1              1         13          -
o differences on consolidation                         -              -          -
Employees at period-end (number) (1)               1,201          1,250      1,224        (23)      (1,9)
-----------------------------------------------------------------------------------------------------------

(1) The change in the number of employees has been calculated in reference to the data at the end of 2002

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIALS.]

                             Gross operating profit

                           1st Quarter    1st Quarter
                               2002           2003
                           -----------    -----------
                               (9)             7


     Revenues increased by approximately euro 11 million, already in the first quarter of 2003, both as a result of revenues from subscription fees charged for access to technological resources, which support the Group's medium- and long-term research, and higher sales and service revenues from DW, TIM and IT Telecom.

     The gross operating profit and the operating income improved as a result of the growth in revenues, the increase in grants for research distributed by national and international organizations, and a lower consumption of raw materials and outside services due to the policy to reduce costs pursued in 2003.

     Industrial investments remained in line with those of the prior year.

     At March 31, 2003, the number of employees was 23 lower than the number at December 31, 2002.

[ ]  INFORMATION ON OPERATIONS

     The previously-described merger of TI Lab in Telecom Italia was directed to a broader reorganization of TI Lab's activities, mainly carried out with a view to orienting them even more to serving the needs of the Business Units and companies in the Telecom Italia Group, with which a technological partnership relationship is gradually being built.

     In this context, TI Lab's role as a driver of innovation for the Group produced significant results even in the first quarter of 2003, during which R&D activities, conducted in cooperation with Pirelli Labs, involved the following main reference contexts/environments:

          -    Use environment and terminals;

          -    Services and applications

          -    Control of network protocols and equipment

          -    Network: access, metro and core

          -    Management and operating processes of the BUs

     In such contexts, the research projects and those destined for the Business Units of the Group are based on three main research programs:

          -    Network innovation

          -    Mobile services

          -    Broadband services

     Within this framework, about 40 medium- and long-term projects have been agreed with the BUs of the Telecom Italia Group (lasting between one and three years) as well as more than 100 short- and medium-term projects and activities. The latter include activities relating to VAS, SMS, MMS and TELCO capabilities in the sphere of mobile and access services and Broadband services (in terms of modes of access, content and ways of protecting content, testing proposals for DTT), as well as intelligent networks in the wireline environment.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


     The most significant activities started in the sphere of research include the following projects: StarSip, Multi Access-Mobile Networking, MultiService IP Control, New Telephony, MultiServices IP Access&Metro, NextBox, Access Gateway, GUITAR, Management of QoS radio resources in mobile networks, Next Generation IP Optical Network, Models of multi-service traffic and the development of mobile design methodologies, Radio Over Fiber and Enhanced USIM. During the first quarter of 2003, significant results were achieved as follows:

          - in testing, at two TI LAB sites of data-recovery services using fiber-optic connections with a storage services center;

          - in the launch, with 130 voluntary users, of trials for services and equipment for Home Networking in order to assess hi-tech solutions for user environments (terminals, domestic cabling and applications platforms).

     It is worth emphasizing that, compared to 2002, there was an increase in the number of research activities conducted in collaboration with Pirelli Labs. Now, in 2003, there are 14 joint projects in progress involving more than 100 TI LAB employees. During the first months of 2003, these joint projects generated the following important achievements:

          -    launch of testing of the Access Gateway

          -    testing of the first ROF module

          - updating of 3G planning tools for the study of the applications of cryogenic receivers and the size of the network

     The following projects also deserve a mention:

          - the start of Vendor Management activities which, during the course of the year, will lead to the creation of a common database within the Group providing information about the main vendors and alternatives for the various sectors of the network;

          - the definition (still being completed) of a development program with ITALTEL and DW of the StarSip platform for the delivery of integrated voice and data services on the network.


[ ]  REAL ESTATE AND GENERAL SERVICES

     With effect from February 2003, the real estate activities and general services previously managed by the Real Estate and General Services Operating Activity, became part of the Central Functions, ensuring continuity in the role of interface among the various corporate Functions/Business Units in order to meet the requirements of real estate and general services.

     In particular, the above-mentioned activities and services concern the planning of the sites and locations of the Group, the design and construction of civil works, the maintenance of the properties and technological plant, in addition to providing real estate and general services, both through internal structures - essentially for the activities conducted on behalf of the Business Units and Functions of the Telecom Italia Group - and through the subsidiary Emsa Servizi S.p.A., which, for the most part, gears its activities towards the other companies in the Group.

     The following table shows the key highlights for the first quarter of 2003, compared to the first quarter of 2002 and the year 2002. The figures take into account the exchanges among the functions of Telecom Italia S.p.A..

-----------------------------------------------------------------------------------------------------------
                                                                                              Change
                                               1st Quarter  1st Quarter      Year              (a-b)
                                                   2003         2002         2002       -------------------
(in millions of euro)                               (a)          (b)                     amount       %
-----------------------------------------------------------------------------------------------------------
Sales and service revenues                          166           204          846         (38)     (18.6)
Operating costs                                    (163)         (188)        (758)        (25)     (13.3)
Gross operating profit                                3            16           88         (13)     (81.3)
% on Revenues                                      1.8%          7.8%        10.4%
Operating loss                                     (38)          (34)         (92)          (4)     (11.8)
-----------------------------------------------------------------------------------------------------------

     Compared to the first quarter of 2002, revenues decreased by euro 38 million. This can be attributed mainly to the continuation of rationalization activities involving the premises occupied by customers and the change in pricing policies for some of the services supplied.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


     Operating costs were euro 163 million during the first quarter of 2003 and benefited from a contraction of euro 25 million compared to the same period of the prior year thanks to far-reaching measures to contain the costs of materials and services and labor costs, which were partly offset by the higher cost of rent expenses resulting from the sale of real estate properties associated with Progetto Tiglio, within the framework of the policy of leveraging the real estate assets of the Group. Consequently, the gross operating profit, equal to euro 3 million, decreased by euro 13 million compared to the first quarter of 2002. The operating loss was euro 38 million (an operating loss of euro 34 million in the same period of 2002).

     Furthermore, during the first quarter of 2003, work continued on the projects mentioned below:

     PROGETTO ORTENSIA

     On March 4, 2003 Telecom Italia and the other shareholders of Tiglio I (MSMC Italy Holding BV, Olivetti, Seat Pagine Gialle and Pirelli) and Tiglio II (POPOY Holding B.V.), formalized a binding agreement with the company Marzotto and Pirelli & C. Real Estate relating to the development of the company known as Ortensia within the framework of the project Tiglio Aree.

     This project involves the transfer (through a spin-off) of the land owned by Tiglio I and Tiglio II to a vehicle company, Ortensia S.r.l., which owns land (following the contribution of a business segment), from the Marzotto Group, according to the terms of the preliminary agreement formalized on December 23, 2002.

     As a result of the transactions described above, which must be completed by June 30 of the current year, Telecom Italia will own 27.6% of the share capital of Ortensia, in addition, at Group level, to the 1% stake that will be held by Seat Pagine Gialle: the size of the investment is commensurate with the value of the real estate assets transferred to Ortensia.

     PROGETTO DEDALO

     At the end of January 2003, the procedures were completed for the early purchase of 12 property units under financial leasing contracts (for about 300,000 m3) from Teleleasing S.p.A. that are used by Telecom Italia S.p.A. and other Group companies. The deal, as far as the property belonging to Telecom Italia S.p.A. is concerned, involved a total payment of some euro 263 million (some euro 369 million for the entire Group).

     Negotiations are being held with operators in the sector with the aim of selling these properties.


[ ]  FOREIGN HOLDINGS

The central function Foreign Holdings, operating under the corporate control structure, heads up the companies Telecom Italia International, the BBNed group, and the affiliated companies Telekom Austria, Telekom Srbija, Etec S.A. and Netco Redes. The function ensures the coordination, leveraging and rationalization of the foreign holdings held by Telecom Italia operating in the fixed and integrated fixed-mobile TLC business.

The following table shows the key results in the first quarter of 2003, compared to the first quarter of 2002 and the year of 2002, restated for purposes of comparison.

-----------------------------------------------------------------------------------------------------------
                                                                                              Change
                                               1st Quarter  1st Quarter      Year              (a-b)
                                                   2003         2002         2002       -------------------
(in millions of euro)                               (a)          (b)                     amount       %
-----------------------------------------------------------------------------------------------------------
Sales and service revenues                          9            98          214          (89)     (90.8)
Gross operating loss                               (4)          (25)         (49)          21      (84.0)
-----------------------------------------------------------------------------------------------------------

     The above data refers to the BBNed group and Telecom Italia International. The first quarter of 2002 and the year of 2002 included, respectively, three months and six months of the line-by-line consolidation of the 9Telecom group, which was sold in August 2002. The periods are therefore not comparable.

     As far as the principal corporate transactions are concerned, the following can be said:

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


     - On January 20, 2003, Telecom Italia International did not subscribe to the share capital increase decided on December 16, 2002 by the Shareholders' Meeting of the subsidiary Euskaltel, thus reducing its stake in the company from 15.26% to 13.85%.

     - Following the acceptance by Telecom Italia International of the Bona Fide Offer made on December 28, 2002, a Share Purchase Agreement was signed on February 20, 2003 by Telecom Italia International and PE PTT Srbija for the sale of the entire stake held by Telecom Italia International in Telekom Srbija, corresponding to 29% of the share capital of the latter company, for a total price of euro 195 million. The closing is scheduled to take place by the end of June 2003, subsequent to the payment of a first installment of euro 120 million. The share certificate - which represents all the shares and corresponds to 29% of the share capital of Telekom Srbija held by Telecom Italia International - was deposited with an escrow agent in order to guarantee the payment by PE PTT Srbija of the whole sum agreed by the two parties.

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


OTHER INFORMATION

THE REGULATORY FRAMEWORK

The new regulatory framework will be governed by new standards which will be introduced to the national regulations by incorporating the EC directives referred to in the "99 Review" relating to electronic communications networks and services (directives on "Access", "Authorizations", "Framework", "Universal Service", "Data Protection" and "Competition"). The new standards will be included in the national regulatory framework by July 24, 2003. In this connection, Law No. 166 of August 1, 2002 gave the Government a mandate to implement the new directives and to adopt a code of legal and regulatory measures in the field of TLC. Furthermore, the European Commission published the Recommendation on relevant product and service markets in electronic communications, as well as Guidelines for market analysis and the evaluation of significant market power.

There follows a brief description of the main standards adopted during the first quarter of 2003.

[ ]  X-DSL SERVICES

     In Resolution 06/03/CIR of April 15, 2003, the National Regulatory Agency approved the new prices of Telecom Italia's range of wholesale x-DSL services, that is, the intermediate services which operators must acquire from Telecom Italia in order to supply ADSL to the public, unless they have their own infrastructures or use unbundling. The new range of services includes price reductions for ADSL access, the introduction of longer time-scales for starting to market new wholesale services, the specification of the factors used to define the price of wholesale services based on the retail-minus principle, and the integration of an operators' Service Level Agreement with regard to the disactivation of services.

[ ]  INTERCONNECTION  AND LOCAL LOOP UNBUNDLING

     On February 27, 2003, in Resolution 02/03/CIR, the National Regulatory Agency approved the rates for the Interconnection Reference Rate Plan
     (OIR) for 2002 which Telecom Italia will apply to competing operators for the use of its network, together with criteria for changing the charges of the OIR over the next four years (the so-called network cap).

[ ]  MAXIMUM COSTS OF FIXED-MOBILE CALLS

     In Resolution 47/03/CONS of February 5, 2003, the National Regulatory Agency approved the new maximum costs, with effect from June 1, 2003, for calls from a wireline phone to a mobile phone. The new prices include a reduction of rates for termination and retention. With regard to the latter component, the National Regulatory Agency has also ordered that it should be included in the new basket of final services subjected to the price-cap mechanism, which is currently being worked out.

[ ]  NATIONAL FREQUENCY PLAN FOR DIGITAL TV

     In Resolution 15/03/CONS of January 29, 2003, the National Regulatory Agency approved the new national plan to assign frequencies for television broadcasting using digital technology, in a way similar to that established for frequencies using analog technology. According to the plan, frequencies will be assigned for national and local networks on a regional basis. The decision to keep similar structures for the analog and digital plans will simplify the transition from analog to digital technology for the holders of the licenses that have been issued.

[ ]  NATIONAL PLAN FOR SHARING FREQUENCIES

     In the Ministerial Decree approved on February 20, 2003, the Minister of Communications approved changes to the previous plan by extending the use of frequencies for Radio-Lan and Hiperlan systems to the public. Use of such systems by the public will be regulated by a special set of regulations which are currently being drawn up by the Ministry concerned.

[ ]  GRANT FOR THE ACQUISITION OF TOP BOX SETS AND ADSL MODEMS

     In the Resolution of March 14, 2003, the Ministry of Communications implemented the measures contained in Article 89 of Law No. 289 (the 2003 Finance Bill) of December 27, 2002 and established the operational procedures for receiving grants for the purchase of receivers for digital, land-based television (euro 150) and broadband access to Internet (euro
     75).

              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


[ ]  EVOLUTION OF THE EC REGULATORY FRAMEWORK

     New directives have been published that are referred to in the "99
     Review":

     o Directive 2002/19/CE concerning access to electronic communications networks and related resources, and interconnection of the said networks (known as the "Access" directive );

     o Directive 2002/20/CE concerning authorizations for electronic communications networks and services (known as the "Authorizations" directive);

     o Directive 2002/21/CE which establishes a common regulatory framework for electronic communications networks and services (known as the "Framework" directive);

     o Directive 2002/22/CE concerning the universal service and the rights of users with regard to electronic communications networks and services (known as the "Universal Service" directive).

     o Directive 2002/58/CE on the treatment of personal information and on the safeguarding of privacy (known as the "Data Protection" directive)

     o Directive 2002/77/CE on competition in the markets of electronic communications networks and services (known as the "Competition" directive).


PENDING LITIGATION

The following comments update the information disclosed in the Annual Report 2002 on major pending litigation in which the Telecom Italia Group is involved.

[ ]  Is-Tim

     On March 31, 2003, a request for arbitration was filed with the International Chamber of Commerce of Paris by the subsidiary IS Tim against the local telecommunications regulatory agency in order to ascertain the violation of the concession granted in October 2000 wherein it is stated that the agency has the obligation to create and maintain market conditions such as to permit effective competition among the providers.

     IS TIM has asked for compensation of damages from the agency that are provisionally quantifiable in U.S. $2.5 billion and to be ascertained during the course of the case. Moreover, the company has expressly stated that it will ask, at some future date, for the resolution of the concession contract and the consequent restitution of the price that was once paid.

     The arbitration, governed by Turkish legislation, will be conducted in Istanbul.

[ ] Dispute concerning the National Regulatory Agency resolutions 02/03/CIR and 03/03/CIR

     On April 14, 2003, Telecom Italia challenged the National Regulatory Agency Resolution 02/03/CIR ("Valuation and request to change the rates of reference for 2002 by Telecom Italia") and Resolution 03/03/CIR ("Criteria for the preparation of the rates of reference for 2003 by introducing a programmed system to adjust the maximum applicable rates").

     In particular, the dispute concerns (i) the improper reduction of the prices for interconnection service proposed by Telecom Italia for the year 2002, which would derive from the application - with retroactive effect - of a new criteria for the distribution of costs, considered to be unjustifiable from an economic standpoint, and (ii) the obligation to present the rates of reference for 2003 in a very short time-frame (30 days) on the basis of criteria that were never discussed during the preliminary discussions.

[ ]  Argentina

     On April 24, 2003, Telecom Italia filed a notice with the relevant Argentine authorities for the formal start of proceedings to resolve the dispute which arose between the foreign investor (Telecom Italia, in this case) and the Argentine State, pursuant to the "Bilateral agreement between Italy and Argentina concerning the promotion and protection of investments".

     The proceedings are aimed at receiving compensation for the damages deriving from the emanation, on the part of the local government, of measures considered to be detrimental to the investment made in Telecom Argentina.

     In particular, the notice is required in order to start the six-month period in which to effect an attempt at an amicable settlement. If no decision is reached during this period, Telecom Italia will have the right to start specific arbitration proceedings.

[ ]  Fee concerning Article 20, paragraph 2 of Law No. 448  of December 23 1998


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              Telecom Italia - Confidential - All rights reserved

                                 TELECOM GROUP
                           FIRST QUARTER 2003 REPORT


     The Ministerial Decree of March 21, 2000 introducing Italian Law No. 448 of December 23, 1998, which, on January 1, 1999, established a new license fee in place of the concession fee was contested by Telecom Italia, Tim, Wind and Omnitel, before the TAR of Lazio and extraordinary appeals were presented by Infostrada and Albacom to the Head of State. Furthermore, with regard to the extraordinary appeals presented to the Head of State, asking for the annulment of the above-mentioned decree, the Council of State brought the case before the European Court of Justice, raising the preliminary question of the compatibility of the fee with Community regulations relating to telecommunications.

     Following the dispute, Telecom Italia and Tim did not proceed to pay the fee for 2000, 2001 and 2002, although the corresponding costs, included interest, were recorded in the financial statements in the pertinent years.

     Moreover, in March 2003, Telecom Italia and TIM brought suit, always before the TAR of Lazio, to obtain the restitution of the concession fee relating to the year 1998 (paid in 1999) and equal to a total of euro 529 million, of which euro 386 million relates to the Parent Company and euro 143 million to TIM. The request is founded upon the illegitimacy of the provisions of article 21 of D.P.R. 318/97, which kept the fee in force even after the EU Directive 97/113 came into effect and the term expired for its introduction into Italian Law.



                                     - 52 -

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 23, 2003


                                                   TELECOM ITALIA S.p.A.


                                              BY: /s/ Carlo De Gennaro
                                                  -------------------------
                                                      Carlo De Gennaro
                                                       Company Manager
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